Form 10-K, Exhibit 13
period 1996-05-31
RPM INC/OH/
filed 1996-08-29
CIK 110621

                                                                    Exhibit 13.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
- ---------------------------------------------------------------------------
                                   CONDITION
                                   ---------
RPM, Inc. and Subsidiaries

RESULTS OF OPERATIONS

FISCAL 1996 COMPARED TO FISCAL 1995

The Company acquired TCI, Inc. on January 12, 1996 on a pooling-of-interests basis. TCI is a leading manufacturer of powdered coatings with annual sales of approximately $20 million. Powdered coatings are the fastest growing line of the paint and coatings industry and TCI is evidence of this fact, having achieved a 53% compounded annual growth rate during the past five years. Prior years' results have been restated to reflect this pooling [Refer to Note A].

Dryvit Systems, Inc. was acquired on September 21, 1995. Dryvit, with annual sales of approximately $75 million, is the leading North American manufacturer of exterior insulating and finishing systems [EIFS], used in the construction and renovation of commercial buildings and increasingly on homes. The acquisition of Dryvit and several smaller businesses this year, plus that of Rust-Oleum Corporation on June 28, 1994, accounted for approximately two-thirds of the 1996 sales increase. The Company's existing operations generated the balance of sales growth from a combination of pricing adjustments, that averaged approximately 2% year-to-year, and higher unit volume. Exchange rate differences and several small product line additions had a slight, yet positive effect on sales.

The Company's gross profit margin improved to 42.8% from 42.7% a year ago. Strength in certain industrial lines, most notably floorings, coupled with leveraged purchasing of significant materials, resulted in improved overall margins among the industrial businesses. In addition, the recent acquisitions combined have comparatively higher gross profit margins. These positive effects on margin were partly offset by certain higher material costs among primarily the consumer lines. Raw material price increases have somewhat stabilized and the Company is confident that any further increases will continue to be effectively managed.

Selling, general and administrative expenses remained at 30% of sales this year. The Company had initiated an expense reduction campaign during the second quarter of 1996 in consideration of the slower than planned sales growth.

During this past year, the Company disposed of certain assets and businesses that no longer conformed to management's long-term objectives. The net gains that resulted were offset by costs associated with several product line discontinuations.

Interest expense increased $5.6 million in 1996, reflecting primarily the indebtedness associated with Rust-Oleum, Dryvit and other acquisitions with the balance attributable to comparatively higher interest rates and the LYONs [Refer to Note B] interest accretion. Debt reductions of approximately $30 million during the past year and slightly higher interest income reduced net interest expense comparatively.

The tax attributes of TCI, prior to acquisition, had historically passed through to its respective shareholders as a Subchapter S Corporation. Consequently, on a restatement basis, last year's provision for income taxes appears as a lower percentage of pre-tax income than this year's from the effects of this pooling. Upward pressures on the tax rate from revised tax laws, continual upward trends in state and local taxes, and unfavorable tax treatment of certain acquisition related expenses were effectively mitigated through generally improved operations throughout Europe where previous tax disadvantaged losses were significantly reduced or eliminated [Refer to Note I for geographic breakout of results of operations].

The Company's environmental obligations continue to be appropriately addressed and, based upon the latest available information, it is not anticipated that the outcome of such matters will materially affect the Company's results of operations or financial position. However, such costs could be material to results of operations in a future period [Refer to Note H].

The Company's European and other foreign sales and results of operations are subject to the impact of foreign currency fluctuations. Since most of the Company's foreign operations are in Belgium, and the Belgian franc has been a fairly stable currency in relation to the majority of other currencies in which those operations transact business, this effect has been minimal. In addition, foreign debt is denominated in the respective foreign currency thereby eliminating any related translation impact on earnings.

The Company's earnings per share this year were affected by the averaging of Company shares issued in connection with the Dryvit acquisition [more fully described in Capital Resources and Liquidity-Financing Activities]. As a result, a 10% increase in earnings this year equates to a 6% increase in earnings per share. Previously reported per share data has been restated to reflect the 25% stock dividend issued December 8, 1995.

Subsequent to year-end, on June 13, 1996, the Company completed its acquisition of Okura Holdings, Inc., Dallas, Texas. With sales of approximately $35 million, Okura is a leading global manufacturer of molded and pultruded fiberglass reinforced plastic grating products, used for pedestrian walkways, platforms, staircases and similar types of industrial structures. Okura has posted a strong growth record under the leading brand names Fibergrate and Chemgrate. Okura offers the Company an attractive opportunity to capitalize on market, product and customer synergies. This acquisition is not expected to be dilutive in 1997.

FISCAL 1995 COMPARED TO FISCAL 1994

On June 28, 1994, the Company acquired Rust-Oleum Corporation, the leading North American producer of consumer rust-preventative coatings. Nearly two-thirds of Rust-Oleum sales are consumer products and the balance industrial, both complementing the Company's existing product lines. Rust-Oleum accounted for $139 million, or approximately 70%, of the $205 million sales increase. The Com-pany's existing operations generated the balance of sales growth mainly from higher unit volume, approximately two-thirds industrial and the balance consumer. Pricing adjustments were somewhat more in 1995 than in the recent past to compensate for nearly universal supplier cost increases, averaging less than 3%. Exchange rate differences and several small product line additions had a slight, yet positive effect on sales.

The Company's gross profit margin strengthened during 1995 to 42.7% from 41.5% in 1994. This improvement reflects Rust-Oleum's higher gross profit margin, positive shifts in product mix, and the benefit of increased sales volume among the existing businesses. Management was able to effectively control a number of raw material and packaging cost increases through the leverage of combined purchasing of significant materials, pricing adjustments where necessary, and product reformulations.

Selling, general and administrative expenses increased to 30.0% of sales from 29.1% the previous year as a result of Rust-Oleum's higher percentage in this category plus related acquisition expenses. Higher sales volume and increased joint venture income had slightly offsetting favorable effects.

Interest expense increased $10.8 million from indebtedness associated with the Rust-Oleum acquisition. Slightly higher interest rates and the LYONs [Refer to Note B] interest accretion added to interest expense in 1995, while the 1994 Eurobond conversion, debt refinancing in both years and debt reductions totaling nearly $40 million during 1995 reduced interest expense comparatively.

The tax attributes of TCI, acquired during 1996, and those of Dynatron/Bondo and Stonhard, acquired during 1994, had historically passed through to the respective shareholders as Subchapter S Corporations. Consequently, the restated 39.7% provision for income taxes in 1994 [Refer to Note C] was comparably low. As a result and as expected, the 1995 effective tax rate increased from the reported 1994 rate, to 42.3%. This higher rate was driven by revised tax laws, certain foreign tax loss carryforwards, continuing upward trends in state and local taxes, and unfavorable tax treatment of certain acquisition related expenses.

As a result of the expenses associated with the acquisition of Rust-Oleum and the tax rate differences discussed above, the Company's net income margin declined to 6.1% from 6.5% in 1994. Rust-Oleum contributed approximately a third of the earnings increase in 1995.

CAPITAL RESOURCES AND LIQUIDITY

CASH PROVIDED FROM OPERATIONS
The Company generated cash from operations of $87 million in 1996, or $18 million more than net income for the year from non-cash expenses less growth-related increases in working capital. Cash flow from operations continues to be the primary source of financing the Company's internal growth.

During 1995, the Company had embarked on a campaign to reduce its working capital requirements, and thereby generate additional cash flow. This program has produced positive results, evidenced by the decline in the current ratio from 2.8:1 to 2.5:1 this past year. Dryvit contributed to this improvement, having a relatively lower investment in working capital. Notably, there had been a significant one-time reduction of working capital at Rust-Oleum upon its acquisition in June 1994, without which cash generation from operations this year would have exceeded that of last year to a much greater extent.

INVESTING ACTIVITIES
The Company annually invests in capital expenditures primarily to improve production and distribution efficiency and capacity. Such expenditures generally do not exceed depreciation and amortization in a given year. Capital expenditures amounted to $33 million in 1996 compared with depreciation and amortization of $43 million.

The investment of $45.4 million in businesses this year reflects primarily the cash portion of Dryvit, along with several smaller acquisitions, net of cash acquired. The Company historically has acquired complementary businesses and this trend is expected to continue.

The Company's captive insurance company generates trades in marketable securities in the ordinary course of conducting its operations and this activity will continue.

The Company divested a small business and certain assets during 1996, as previously discussed under Results of Operations.

FINANCING ACTIVITIES
On June 15, 1995 the Company issued and sold $150 million [aggregate principal] of 7% senior unsecured notes due 2005. The total net proceeds of this offering were used to reduce the $190 million balance of the Company's $300 million revolving credit agreement to $40 million. The Company thereafter reduced the limit of its revolving credit facility to $150 million and extended its final maturity to 2000.

The Company completed the acquisition of Dryvit Systems, Inc. on September 21, 1995 for approximately $32 million in cash, the retirement of approximately $14.5 million of Dryvit's existing long-term debt, and the issuance of 4 million [restated for the December 8, 1995 stock split] Company shares. The Company's revolving credit facility was utilized for the cash and debt retirement portions of this transaction. This instrument had an outstanding balance of $82 million at May 31, 1996, having been reduced by nearly $30 million during 1996 through cash provided from operations, after exchange rate differences and net of the uses of this facility for acquisitions. Interest accretion on the LYONs issue added $8.7 million to long-term debt during 1996. LYONs interest to be accreted in 1997 will be $9.1 million.

As a result of the above transactions, the Company's debt to capital ratio improved to 50% at May 31, 1996 from 54% a year ago.

The acquisition of Okura, subsequent to year-end, was financed through the Company's revolving credit agreement. The Company has since renegotiated this facility to $250 million and extended its final maturity to 2001.

The Company maintains excellent relations with its banks and other financial institutions to further enable the financing of future growth opportunities.

CONSOLIDATED BALANCE SHEETS
- ----------------------------
RPM, Inc. and Subsidiaries
(In thousands, except per share amounts)

                                                                                                  MAY 31
                                                                                                  ------
                                                                                            1996         1995
                                                                                            ----         ----
                                                                                                   (Restated)
ASSETS

CURRENT ASSETS

 Cash and short-term investments (Note A)                                            $    19,855     $ 19,834
 Marketable securities, at cost (Note A)                                                  14,422        8,132
 Trade accounts receivable (less allowances of $9,993 in 1996 and $9,813 in 1995)        231,560      209,886
 Inventories (Note A)                                                                    178,929      170,920
 Prepaid expenses and other current assets                                                20,360       16,659
                                                                                     -----------     --------
     TOTAL CURRENT ASSETS                                                                465,126      425,431
                                                                                     -----------     --------
PROPERTY, PLANT AND EQUIPMENT, AT COST (NOTE A)

 Land                                                                                     20,969       18,886
 Buildings and leasehold improvements                                                    143,478      131,734
 Machinery and equipment                                                                 235,133      212,942
                                                                                     -----------     --------
                                                                                         399,580      363,562
 Less allowance for depreciation and amortization                                        174,920      157,259
                                                                                     -----------     --------
     PROPERTY, PLANT AND EQUIPMENT, NET                                                  224,660      206,303
                                                                                     -----------     --------
OTHER ASSETS

 Cost of businesses over net assets acquired, net of amortization (Note A)               268,492      211,781
 Other intangible assets, net of amortization (Note A)                                   159,798       85,375
 Equity in unconsolidated affiliates                                                      16,623       14,857
 Other                                                                                    20,377       21,776
                                                                                     -----------     --------
     TOTAL OTHER ASSETS                                                                  465,290      333,789
                                                                                     -----------     --------
TOTAL ASSETS                                                                         $ 1,155,076     $965,523
                                                                                     -----------     --------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

 Accounts payable                                                                    $    85,874     $ 71,987
 Current portion of long-term debt (Note B)                                                1,747        1,312
 Accrued compensation and benefits                                                        29,678       30,187
 Accrued loss reserves (Note H)                                                           33,731       23,897
 Other accrued liabilities                                                                26,910       20,325
 Income taxes payable (Notes A and C)                                                     11,464        6,088
                                                                                     -----------     --------
     TOTAL CURRENT LIABILITIES                                                           189,404      153,796

LONG - TERM LIABILITIES

 Long-term debt, less current maturities (Note B)                                        447,654      407,041
 Other long-term liabilities                                                              14,375       14,405
 Deferred income taxes (Notes A and C)                                                    57,810       39,812
                                                                                     -----------     --------
     TOTAL LIABILITIES                                                                   709,243      615,054
                                                                                     -----------     --------
SHAREHOLDERS' EQUITY

 Common shares, stated value $.018 per share; authorized 100,000,000 shares,
  issued and outstanding 77,449,000; 73,302,000 in 1995 (Note D)                           1,410        1,334
 Paid-in capital                                                                         215,019      149,028
 Cumulative translation adjustment (Note A)                                               (2,492)         580
 Retained earnings                                                                       231,896      199,527
                                                                                     -----------     --------
     TOTAL SHAREHOLDERS' EQUITY                                                          445,833      350,469
                                                                                     -----------     --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                           $ 1,155,076     $965,523
                                                                                     -----------     --------

- ------------------------
See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME
- ---------------------------------
RPM, Inc. and Subsidiaries
(In thousands, except per share amounts)

                                                                                  YEAR ENDED MAY 31
                                                                                  -----------------
                                                                         1996          1995        1994
                                                                         ----          ----        ----
                                                                                  (Restated)  (Restated)

NET SALES                                                          $1,136,396    $1,030,736    $825,292
Cost of sales                                                         649,819       590,394     482,658
                                                                   ----------    ----------    --------
Gross profit                                                          486,577       440,342     342,634
Selling, general and administrative expenses                          340,851       309,069     239,861
Interest expense, net                                                  25,840        22,781      13,566
                                                                   ----------    ----------    --------
Income before income taxes                                            119,886       108,492      89,207
Provision for income taxes (Note C)                                    50,957        45,876      35,454
                                                                   ----------    ----------    --------
NET INCOME                                                         $   68,929    $   62,616    $ 53,753
                                                                   ----------    ----------    --------
Average shares outstanding (Note D)                                    76,548        73,660      73,003
                                                                   ----------    ----------    --------
Earnings per common share and common share equivalents (Note D)    $      .90    $      .85    $    .74
                                                                   ----------    ----------    --------
Earnings per common share assuming full dilution (Note D)          $      .86    $      .81    $    .70
                                                                   ----------    ----------    --------
Cash dividends per common share                                    $      .47    $      .44    $    .41
                                                                   ----------    ----------    --------

- ------------------------
See Notes to Consolidated Financial Statements.


                                                                                                     23

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
- -----------------------------------------------
RPM, Inc. and Subsidiaries
(In thousands, except per share amounts)

                                             COMMON SHARES
                                             -------------
                                         NUMBER                                    CUMULATIVE
                                      OF SHARES      STATED           PAID-IN     TRANSLATION       RETAINED
                                       (NOTE D)       VALUE           CAPITAL      ADJUSTMENT       EARNINGS          TOTAL
                                       --------       ------          -------      ----------       --------          -----
BALANCE AT MAY 31, 1993 (RESTATED)       68,356      $ 1,244         $ 97,390          $ (673)       $147,173       $245,134
 Net income                                                                                            53,753         53,753
 Dividends paid                                                                                       (27,949)       (27,949)
 Sub S Corp. income                                                     3,290                          (3,290)
 Sub S Corp. distributions                                             (1,994)                                        (1,994)
 Stock option exercises                      94            1              566                                            567
 Conversion of debt                       4,595           84           48,466                                         48,550
 Translation adjustments                                                               (1,617)                        (1,617)
                                         ------      -------         --------          -------      ---------       ---------
BALANCE AT MAY 31, 1994 (RESTATED)       73,045        1,329          147,718          (2,290)        169,687        316,444
 Net income                                                                                            62,616         62,616
 Dividends paid                                                                                       (31,259)       (31,259)
 Sub S Corp. income                                                     1,517                          (1,517)
 Sub S Corp. distributions                                               (607)                                          (607)
 Business combinations                      135            3             (252)                                          (249)
 Stock option exercises                     122            2              652                                            654
 Translation adjustments                                                                2,870                          2,870
                                         ------      -------         --------          -------      ---------       ---------
BALANCE AT MAY 31, 1995 (RESTATED)       73,302        1,334          149,028             580         199,527        350,469
 Net income                                                                                            68,929         68,929
 Dividends paid                              (4)                          (78)                        (35,598)       (35,676)
 Sub S Corp. income                                                       962                            (962)
 Sub S Corp. distributions                                             (1,067)                                        (1,067)
 Business combinations                    4,000           73           65,127                                         65,200
 Stock option exercises                     151            3            1,047                                          1,050
 Translation adjustments                                                               (3,072)                        (3,072)
                                         ------      -------         --------          -------      ---------       ---------
BALANCE AT MAY 31, 1996                  77,449      $ 1,410         $215,019        $ (2,492)       $231,896       $445,833
                                         ------      -------         --------          -------      ---------       ---------
- ------------------------

See Notes to Consolidated Financial Statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
- -------------------------------------
RPM, Inc. and Subsidiaries
(In thousands, except per share amounts)

                                                                                                  YEAR ENDED MAY 31
                                                                                                  -----------------
                                                                                           1996          1995         1994
                                                                                           ----          ----         ----

CASH FLOWS FROM OPERATING ACTIVITIES: (RESTATED) (RESTATED)

 Net income                                                                           $  68,929     $  62,616     $ 53,753
 Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization                                                       42,562        37,123       26,050
     (Decrease) in deferred liabilities                                                  (5,696)         (578)        (916)
     (Earnings) of unconsolidated affiliates                                             (2,120)       (2,638)      (1,732)
 Changes in assets and liabilities, net of effect from purchases and sales of businesses:
     Decrease (increase) in marketable securities                                           212            (9)         623
     (Increase) in accounts and notes receivable                                        (17,249)      (10,852)      (1,749)
     (Increase) in inventory                                                             (4,441)      (20,566)      (2,690)
     (Increase) in prepaid and other assets                                              (3,319)         (627)      (7,176)
     Increase (decrease) in accounts payable                                              9,808        11,238       (9,683)
     Increase (decrease) in accrued liabilities                                            (728)        8,132       (1,974)
     Other                                                                                 (935)         (233)        (745)
                                                                                      ---------    ----------     --------
                                                                                         87,023        83,606       53,761
                                                                                      ---------    ----------     --------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Capital expenditures                                                                   (33,196)      (28,796)     (26,331)
 Acquisition of new businesses, net of cash acquired                                    (45,375)     (173,483)      (4,094)
 Payments for the purchase of marketable securities                                     (17,453)       (7,330)      (7,813)
 Proceeds from maturities or redemptions of marketable securities                        10,951         6,235        4,815
 Distribution from joint ventures                                                         1,571         1,000        1,220
 Investments in joint ventures                                                           (1,663)         (368)         (36)
 Proceeds from sale of assets and businesses                                             11,666
                                                                                      ---------    ----------     --------
                                                                                        (73,499)     (202,742)     (32,239)
                                                                                      ---------    ----------     --------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Additions to long-term debt                                                            227,785       251,806       73,324
 Reductions of long-term and short-term debt                                           (205,595)      (99,615)     (70,200)
 Cash dividends/distributions paid                                                      (36,743)      (31,866)     (29,943)
 Exercise of stock options                                                                1,050           654          567
 Other                                                                                                   (249)
                                                                                      ---------    ----------     --------
                                                                                        (13,503)      120,730      (26,252)
                                                                                      ---------    ----------     --------
NET INCREASE (DECREASE) IN CASH                                                              21         1,594       (4,730)
CASH AT BEGINNING OF YEAR                                                                19,834        18,240       22,970
                                                                                      ---------    ----------     --------
CASH AT END OF YEAR                                                                   $  19,855     $  19,834     $ 18,240
                                                                                      ---------    ----------     --------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
  Interest                                                                            $  14,369     $  15,734     $  7,601
  Income taxes                                                                           59,277        42,086       37,708

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND
FINANCING ACTIVITIES:
  Conversion from debt to equity                                                                                    48,550
  Interest accreted on LYONs                                                              8,666         8,228        7,812
  Common shares issued for acquisition                                                   65,200
                                                                                      ---------    ----------     --------
- -----------------------------

See Notes to Consolidated Financial Statements.
                                                                                                                        25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - MAY 31, 1996, 1995 AND 1994
- -------------------------------------------------------------------------
RPM, Inc. and Subsidiaries

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
1. PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of RPM, Inc. and its majority owned domestic and foreign subsidiaries. The Company accounts for its investment in less than majority owned joint ventures under the equity method. Income and distributions recognized from Subchapter S Corporations are solely a result of the Company's acquisitions of these subsidiaries on a pooling-of-interests basis. Intercompany accounts, transactions and unrealized profits and losses are eliminated in consolidation.

Certain reclassifications have been made to prior year amounts to conform with the current year presentation.

2. BUSINESS COMBINATIONS

During the two year period ended May 31, 1996, the Company completed several acquisitions.

As reported last year, on June 28, 1994, the Company acquired all the outstanding shares of Rust-Oleum Corporation. Rust-Oleum manufactures and markets primarily rust-preventative coatings for the consumer market.

On August 10, 1995, the Company acquired all of the outstanding shares of Star Finishing Products. Located in Illinois, Star manufactures and sells furniture finishes.

On September 21, 1995, the Company acquired all of the outstanding shares of Dryvit Systems, Inc. Dryvit, based in Rhode Island, manufactures and sells exterior insulation and finishing systems used in the construction and renovation of both commercial and residential properties.

These acquisitions as well as several small product line acquisitions have been accounted for by the purchase method of accounting and the difference of approximately $70,000,000 between the fair value of net assets acquired and the purchase consideration of $119,500,000 ($52,500,000 in cash, $1,800,000 in notes and 4,000,000 of the Company's shares) has been allocated to goodwill. The assets, liabilities and operating results of these companies are reflected in the Company's financial statements from their respective dates of acquisition forward.

The following data summarizes, on an unaudited pro-forma basis, the combined results of operations of the Company and the busi-nesses acquired accounted for by the purchase method for the two years ended May 31, 1996. The pro-forma amounts give effect to appropriate adjustments resulting from the combination, but are not necessarily indicative of future results of operations or of what results would have been for the combined companies.

                                                                     YEAR ENDED
                                                                       MAY 31
                                                                  1996            1995
                                                            ----------      ----------
                                                                    (Unaudited)
                                                               (In thousands, except
                                                                 per share amounts)
Net sales                                                   $1,165,396      $1,126,107
                                                            ----------      ----------
Net income                                                  $   68,091      $   60,828
                                                            ----------      ----------
Earnings per common share and common share equivalent       $      .88      $      .78
                                                            ----------      ----------
Earnings per common share assuming full dilution            $      .83      $      .75
                                                            ----------      ----------

In addition, on January 12, 1996, the Company acquired all the outstanding shares of TCI, Inc., a manufacturer of powdered coatings located in Ellaville, Georgia in exchange for 2,106,000 shares of the Company's common stock. This acquisition has been accounted for as a pooling-of-interests. Accordingly, historical financial data presented in this report has been restated to include the accounts and transactions of TCI, Inc. as though TCI was acquired as of June 1, 1993. The following table reconciles combined net sales and net income of the separate companies for the two years ended May 31, 1995 and the nine months ended February 29, 1996:

                       JUNE 1, 1995              YEAR ENDED
                          THROUGH                   MAY 31
                     FEBRUARY 29,1996          1995        1994
                     ----------------          ----------------
NET SALES (In thousands)
RPM, Inc.                    $807,158    $1,016,954    $815,598
TCI, Inc.                      12,355        13,782       9,694
                             --------    ----------    --------
Combined                     $819,513    $1,030,736    $825,292
                             --------    ----------    --------
NET INCOME (In thousands)

RPM, Inc.                    $ 43,040    $   61,099    $ 52,640
TCI, Inc.                       1,258         1,517       1,113
                             --------    ----------    --------
Combined                     $ 44,298    $   62,616    $ 53,753
                             --------    ----------    --------

3. FOREIGN CURRENCY

For the periods presented, assets and liabilities have been translated using exchange rates prevailing at year end. Income and expense for the periods have been translated using an average exchange rate. The resulting translation adjustments have been recorded in shareholders' equity and will be included in net earnings only upon the sale or liquidation of the underlying foreign investment, which is not contemplated at this time. Transaction gains and losses have been immaterial during the past three fiscal years.

4. CASH AND SHORT-TERM INVESTMENTS

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company does not believe it is exposed to any significant credit risk on cash and short-term investments.

5. MARKETABLE SECURITIES

Marketable securities are included in the accompanying consolidated balance sheets at cost, which approximates market.

6. INVENTORIES

Inventories are stated at the lower of cost or market, cost being determined substantially on a first-in, first-out (FIFO) basis and market being determined on the basis of replacement cost or net realizable value. Inventory costs include raw material, labor and manufacturing overhead. Inventories were composed of the following major classes:

MAY 31 (IN THOUSANDS)                    1996        1995
- ---------------------------------------------------------
Raw materials and supplies           $ 64,995    $ 60,385
Finished goods                        113,934     110,535
                                     --------    --------
Total inventory                      $178,929    $170,920
                                     --------    --------

7. DEPRECIATION

Depreciation is computed over the estimated useful lives of the assets primarily using the straight-line method. The annual depreciation rates are based on the following ranges of useful lives:

Land improvements                             5 to 25 years
Buildings and improvements                   10 to 50 years
Machinery and equipment                       3 to 20 years

8. INTANGIBLES

The excess of cost over the underlying value of the net assets of companies acquired is being amortized on the straight-line basis, primarily over 40 years. Amortization expense charged to operations for the three years ended May 31, 1996 was $7,562,000, $5,888,000 and $3,688,000, respectively. Cost of businesses over net assets acquired is shown net of accumulated amortization of $33,079,000 at May 31, 1996 ($26,630,000 at May 31, 1995).

Intangible assets also represent costs allocated to formulae, trademarks, tradenames and other specifically identifiable assets arising from business acquisitions. These assets are being amortized using the straight-line method over periods of 10 to 40 years. The Company assesses the recoverability of the excess of cost over the assigned value of net assets acquired by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operations. Amortization expense charged to operations for the three years ended May 31, 1996, was $7,553,000, $4,991,000 and $1,142,000, respectively.

Other intangible assets were composed of the following major classes:


MAY 31 (IN THOUSANDS)              1996          1995
- ---------------------              ----          ----
Trademarks                     $ 65,530      $ 37,436
Formulae                         62,995        35,120
Other                            51,706        25,759
                                -------       -------
                                180,231        98,315
Accumulated amortization         20,433        12,940
                                -------       -------
Other intangible assets, net   $159,798      $ 85,375
                                -------       -------

9. RESEARCH AND DEVELOPMENT

Research and development costs are charged to operations when incurred and are included in operating expenses. The amounts charged for the three years ended May 31, 1996, were $13,712,000, $12,337,000 and $11,081,000, respectively. The customer sponsored portion of such expenditures was not significant.

10. INTEREST EXPENSE, NET

Interest expense is shown net of investment income which consists of interest and dividends. Investment income for the three years ended May 31, 1996 was $2,005,000, $1,739,000 and $856,000, respectively.

11. INCOME TAXES

The Company and its wholly owned domestic subsidiaries file a consolidated federal income tax return. The tax effects of transactions are recognized in the year in which they enter into the determination of net income, regardless of when they are recognized for tax purposes. As a result, income tax expense differs from actual taxes payable. The accumulation of these differences at May 31, 1996, is shown as a noncurrent liability of $57,810,000 (net of a noncurrent asset of $29,366,000). At May 31, 1995, the noncurrent liability was $39,812,000 (net of a noncurrent asset of $11,396,000). The Company does not intend to distribute the accumulated earnings of consolidated foreign subsidiaries amounting to $31,826,000 at May 31, 1996, and $26,347,000 at May 31, 1995, and
therefore no provision has been made for the taxes which would result if such earnings were remitted to the Company.

12. ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.









NOTE B - BORROWINGS

A description of long-term debt follows:



MAY 31                                                                                            1996      1995
- ------                                                                                            ----      ----
                                                                                                  (In thousands)
 $400 million face value at maturity Liquid Yield Option Notes (LYONs)
due 2012. The 5.25% LYONs are zero coupon (In thousands) subordinated notes currently convertible at $17.57 ($16.68 at May 31, 1995) and are redeemable by the holder for the issuance price plus accrued original issue discount in
September 1997, 2002 and 2007. There are 9,767,000 shares reserved for the
conversion of this debt.                                                                       $171,589 $162,923

Revolving credit agreement for $150,000,000 ($300,000,000 at May 31, 1995) with nine banks through August 2, 2000. Interest, which is tied to one of various rates, was 5.87% at May 31, 1996. The Chairman of the Board and Chief Executive
Officer of the Company is a director of one of the banks providing this
facility.                                                                                        82,000  190,000

7% unsecured senior notes due June 15, 2005, the proceeds of which were used to
reduce the credit agreement described above.                                                    150,000       --

Multi-currency revolving credit agreement for $45,000,000 with a bank through
December 14, 1998. Interest, which is tied to one of various rates, averaged
3.14% on the $14,667,000 Dutch Guilder component and 3.71% on the $14,500,000
Belgian Franc component at May 31, 1996.                                                         29,167   39,163

6.75% unsecured senior notes due to an insurance company in annual installments
from 1997 through 2003.                                                                          12,000   12,000

Other notes and mortgages payable at various rates of interest due in
installments through 2005, substantiallysecured by property.                                      4,645    4,267
                                                                                                -------  -------
                                                                                                449,401  408,353

Less current portion                                                                              1,747    1,312
                                                                                                -------  -------
Total long-term debt, less current maturities                                                  $447,654 $407,041
                                                                                                -------  -------
- -----------------------------------

Additionally, at May 31, 1996, the Company had an unused short-term line of credit with a bank for $30,000,000.

The aggregate maturities of long-term debt for the five years subsequent to May 31, 1996, are as follows: 1997 - $1,747,000; 1998 - $2,922,000; 1999 -
$31,974,000; 2000 - $2,087,000; 2001 - $83,889,000.


                                                                                                              27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - MAY 31, 1996, 1995 AND 1994
- -------------------------------------------------------------------------
RPM, Inc. and Subsidiaries

Note C - Taxes

The provision for taxes on income includes the following:

YEAR ENDED MAY 31 (IN THOUSANDS)                                                      1996          1995          1994
- --------------------------------                                                      ----          ----          ----
Federal income tax rate of 35% applied to income before income taxes              $ 41,960      $ 37,972      $ 31,222
Increase (decrease) in taxes resulting from:
     Tax credits                                                                      (585)         (411)         (439)
     State and local taxes - Net of Federal income tax benefit                       5,323         4,870         3,705
     Foreign taxes in excess of U.S. Federal tax rate                                  500         1,440         1,282
     Permanent differences between tax and book basis, related to acquisitions       3,411         1,880         1,093
     Difference between tax and book income, related to pooled entities               (404)         (572)       (1,526)
     All other items, none of which exceed 5% of computed tax                          752           697           117
                                                                                    ------        ------        ------
Actual tax expense                                                                $ 50,957      $ 45,876      $ 35,454
                                                                                    ------        ------        ------
Actual tax rate                                                                      42.50%        42.29%        39.74%
                                                                                    ------        ------        ------
The provision for income taxes consists of the following:
Current
     Federal                                                                      $ 43,992      $ 34,292      $ 24,674
     State                                                                           8,189         7,492         5,700
     Foreign                                                                         4,473         4,789         3,717
                                                                                    ------        ------        ------
                                                                                    56,654        46,573        34,091
Deferred
     Federal                                                                        (5,814)         (809)        2,059
     Foreign                                                                           117           112          (696)
                                                                                    ------        ------        ------
Actual tax expense                                                                $ 50,957      $ 45,876      $ 35,454
                                                                                    ------        ------        ------

Deferred income taxes result from timing differences in recognition of revenue and expense for book and tax purposes, primarily from the tax timing differences relating to business combinations.

NOTE D - COMMON SHARES

There are 100,000,000 common shares authorized with a stated value of $.018 per share. At May 31, 1996 and 1995, there were 77,449,000 and 73,302,000 shares outstanding respectively, each of which is entitled to one vote.

Share data for May 31, 1995 and May 31, 1994, has been re-stated to reflect a 25% stock dividend in December 1995 and the acquisition of TCI, Inc. in which 2,106,000 common shares were exchanged for all of the outstanding shares of TCI in a transaction accounted for as a pooling of interests. See consolidated statements of shareholders' equity for more information.

Earnings per share are based on the weighted average number of common shares and common share equivalents outstanding during each year (76,548,000 in 1996, 73,660,000 in 1995 and 73,003,000 in 1994). In computing such average number of shares outstanding, the number of common shares was increased by common stock options with exercisable prices lower than the average market prices of common shares during each year and reduced by the number of shares assumed to have been purchased with the proceeds from the exercise of the options.

The Company has options outstanding under two stock option plans: the 1979 Nonqualified Stock Option Plan, which, prior to its expiration in September 1989, provided for the granting of options for up to 2,104,000 shares; and the 1989 Stock Option Plan, which provides for the granting of options for up to 3,516,000 shares at a price equal to the fair market value at the date of grant. These options are exercisable cumulatively in equal annual installments commencing one year from the grant date and have expiration dates ranging from September 1997 to October 2005. At May 31, 1996, 1,177,000 shares (1,791,000 May
31, 1995) were available for future grant. The Company does not expect to adopt the recognition provisions of the recently issued SFAS No. 123 "Accounting for Stock-Based Compensation." Disclosures required by the new accounting standard will be included in future financial statements pursuant to the effective date criteria.

Transactions during the two years are summarized as follows:


SHARES UNDER OPTION (IN THOUSANDS)           1996       1995
- ----------------------------------           ----       ----
Outstanding, beginning of year              1,828      1,565
Granted during the year                       614        452
Expired during the year                       (33)       (29)
Exercised during the year (at prices
ranging from $5.40 to $15.40 per share)      (164)      (160)
                                            -----      -----
Outstanding, end of year (at an average
price of $12.97 ranging from $5.48 to
$15.80 per share)                           2,245      1,828
                                            -----      -----
Exercisable, end of year (at an average
price of $10.89 ranging from $5.48 to

$15.40 per share)                           1,087        935
                                            -----      -----

NOTE E - LEASES

At May 31, 1996, certain property, plant and equipment were leased by the Company under long-term leases. Certain of these leases provide for increased rental based upon an increase in the cost-of-living index. Future minimum lease commitments as of May 31, 1996, for all noncancellable leases are as follows:


MAY 31 (IN THOUSANDS)
- ---------------------

1997                             $3,982
1998                              3,045
1999                              1,753
2000                                785
2001                                545
Thereafter                          478
                                 ------
Total minimum lease commitments $10,588

                                 ------

Rental expenses for all operating leases totalled $6,614,000 in 1996, $6,290,000 in 1995 and $5,185,000 in 1994. Capitalized leases were insignificant for the three year period ended May 31, 1996.

NOTE F - RETIREMENT PLANS

To provide uniform retirement income for its non-union employees, the Company has a defined benefit retirement plan in which substantially all non-union employees participate. The Retirement Plan is a non-contributory plan fully paid for by the Company, with accrued benefits vesting after five years of service. This plan provides benefits that are based on years of service and average compensation. Benefits for union employees are provided by separate plans and are generally based on years of service. The Company's funding policy is to contribute annually an amount that can be deducted for federal income tax purposes using a different actuarial cost method and different assumptions from those used for financial reporting.

The net periodic pension cost for the three years ended May 31, 1996, included the following components:


MAY 31 (IN THOUSANDS)            1996        1995        1994
- ---------------------            ----        ----        ----

Service cost - Benefits
     earned during
     the period               $ 3,086     $ 3,524     $ 2,750
Interest cost on projected
     benefit obligations        4,428       2,533       2,171
Actual return on
     plan assets               (7,367)      1,753      (1,678)
Net amortization
     and deferral               3,946      (3,540)       (514)
                                -----       -----       -----
Net pension cost              $ 4,093     $ 4,270     $ 2,729
                                -----       -----       -----


The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations were 7.75% (8.5% for May 31, 1995) and 5%, respectively. The expected long-term rate of return on assets was 8.5%. The plans' assets consist primarily of stocks, bonds and fixed income securities.

The following table sets forth the funded status of the Company's pension plans and the amounts reflected in the accompanying balance sheets:


MAY 31 (IN THOUSANDS)                                   1996         1995
- ---------------------                                   ----         ----
Actuarial present value of projected benefit
obligation:
Vested employees                                    $ 45,706     $ 41,970
Nonvested employees                                    2,206        1,359
                                                      ------       ------
Accumulated benefit obligation                        47,912       43,329
Additional amount related to projected
salary increases                                      10,293        7,297
                                                      ------       ------
Total projected benefit obligation                    58,205       50,626
Funded assets at fair value                           50,154       41,542
                                                      ------       ------
Projected benefit obligation in excess of assets      (8,051)      (9,084)
Unamortized net asset existing at date
of adoption                                             (518)        (586)
Unrecognized prior service cost                          769          731
Unrecognized net loss                                  4,603        3,994
                                                      ------       ------
Accrued pension cost                                $ (3,197)    $ (4,945)
                                                      ------       ------


Some subsidiaries contribute to multi-employer defined benefit plans for their collective bargaining groups. Contributions to these plans were immaterial for the three year period ended May 31, 1996. In addition, the Company maintains a non-contributory 401(k) Plan for substantially all non-union employees in the United States.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - MAY 31, 1996, 1995 AND 1994
- -------------------------------------------------------------------------

RPM, Inc. and Subsidiaries

NOTE G - POSTRETIREMENT HEALTH CARE BENEFITS

In addition to the defined benefit pension plan, the Company also provides health care benefits to certain of its retired employees through unfunded plans. Employees become eligible for these benefits if they meet minimum age and service requirements. The components of this expense for the three years ended May 31, 1996 were as follows:

MAY 31 (IN THOUSANDS)            1996     1995    1994
- ---------------------            ----     ----    ----
Service cost - Benefits
     earned during
     the period                 $   4     $ 47     $--
Interest cost on the
     accumulated obligation       673      763     199
Net amortization                 (113)      20       --
                                  ---      ---     ---
Net periodic post-retirement
     expense                    $ 564     $830    $199
                                  ---      ---     ---

The accumulated post-retirement obligation recognized on the May 31, 1996 and May 31, 1995 balance sheets are comprised of the following components:


MAY 31 (IN THOUSANDS)                    1996       1995
- ---------------------                    ----       ----
Current retirees                       $8,231    $ 8,385
Future retirees                           798      1,427
Unrecognized net gain (loss)              595       (315)
                                        -----      -----
Accumulated post-retirement benefit
     obligation                        $9,624    $ 9,497
                                        -----      -----

A 7.75% (8.5% at May 31, 1995) discount rate was used in determining the accumulated post-retirement benefit obligation. A 12% increase in the cost of covered health care benefits was assumed for fiscal 1996, except for one subsidiary where a 9% rate was assumed. This trend rate in all cases is assumed to decrease incrementally to 5% after several years and remain at that level thereafter except for various union plans which will cap at alternate benefit levels. A 1% increase in the health care costs trend rate would have increased the accumulated post-retirement benefit obligation as of May 31, 1996 by $694,000 and the net post-retirement expense by $54,000.

NOTE H - CONTINGENCIES AND LOSS RESERVES

Accrued loss reserves consisted of the following classes:


MAY 31 (IN THOUSANDS)                    1996       1995
- ---------------------                    ----       ----
Accrued product liability reserves    $15,429    $13,485
Accrued environmental reserves          5,546      5,554
Accrued warranty reserves              10,364      2,401
Other                                   2,392      2,457
                                       ------     ------
Accrued loss reserves                 $33,731    $23,897
                                       ------     ------

The Company, through its wholly-owned insurance subsidiary, provides certain insurance coverages, primarily product liability, to the Company's other domestic subsidiaries. Excess coverage is provided by outside carriers. The Company has provided the reserves reflected above to provide for these losses as well as other uninsured claims.

In addition, the Company, like others in similar businesses, is involved in several proceedings relating to environmental matters. It is the Company's policy to accrue remediation costs when it is probable that such efforts will be required and the related costs can be reasonably estimated. These liabilities are undiscounted and do not take into consideration any possible recoveries of future insurance proceeds or claims against third parties. Because of the uncertainty inherent in the estimation process, it is at least reasonably possible that actual costs will differ from estimates, but, based upon information presently available, such future costs are not expected to have a material adverse effect on the Company's competitive or financial position or its ongoing results of operations. However, such costs could be material to results of operations in a future period.

Provision for estimated warranty costs is recorded at the time of sale and periodically adjusted to reflect actual experience. Included at May 31, 1996 in the amount of $7,761,000 is the warranty reserve of a subsidiary which was acquired during the year.

NOTE I - INDUSTRY SEGMENT AND GEOGRAPHIC AREA INFORMATION

The Company operates principally in one business segment -- the manufacture and sale of protective coatings. In computing net income for foreign subsidiaries, no allocations of general corporate expenses have been made.

Information concerning the Company's operations in different geographical areas of the Company's business at May 31, 1996, 1995 and 1994 and for the years then ended is summarized as follows:


                                                       Other
                             United     European     Foreign
(In thousands)               States   Operations  Operations        Total
- --------------               ------   ----------  ----------        -----

Net Sales

     May 31, 1996        $1,001,706    $90,880    $ 43,810     $1,136,396
     May 31, 1995           913,119     85,537      32,080      1,030,736
     May 31, 1994           724,662     71,912      28,718        825,292
     ------------           -------     ------      ------        -------

Gross Profit

     May 31, 1996           431,493     41,366      13,718        486,577
     May 31, 1995           392,244     37,913      10,185        440,342
     May 31, 1994           304,812     32,373       5,449        342,634
     ------------           -------     ------       -----        -------

Interest Expense, Net

     May 31, 1996            22,785      2,738         317         25,840
     May 31, 1995            20,159      2,334         288         22,781
     May 31, 1994            10,926      2,571          69         13,566
     ------------            ------      -----          --         ------

Income Before Tax

     May 31, 1996           108,589      8,773       2,524        119,886
     May 31, 1995           100,721      6,665       1,106        108,492
     May 31, 1994            85,203      4,248        (244)        89,207
     ------------            ------      -----        -----        ------

Net Income

     May 31, 1996            62,080      5,130       1,719         68,929
     May 31, 1995            59,336      2,404         876         62,616
     May 31, 1994            53,171        502          80         53,753
     ------------            ------        ---          --         ------

Assets Employed

     May 31, 1996         1,041,726     86,275      27,075      1,155,076
     May 31, 1995           858,257     90,340      16,926        965,523
     May 31, 1994           570,672     79,396      15,899        665,967
     ------------           -------     ------      ------        -------

The above sales do not include sales of Company products by joint ventures and licensees of approximately $104,000,000. The Company reflects income from joint ventures on the equity method and receives royalties from its licensees.

Export sales were less than 10% of total consolidated revenue for each of the three years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - MAY 31, 1996, 1995 AND 1994
- -------------------------------------------------------------------------
RPM, Inc. and Subsidiaries

NOTE J - INTERIM FINANCIAL INFORMATION (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for the years ended May 31, 1996 and 1995:


The Three Months Ended (In thousands, except per share amounts)
                                   AUGUST 31      NOVEMBER 30      FEBRUARY 29           MAY 31
- -----------------------------------------------------------------------------------------------
1996
Net sales                           $282,954         $281,402         $255,157         $316,883
- -----------------------------------------------------------------------------------------------
Gross profit                        $119,641         $117,452         $104,966         $144,518
- -----------------------------------------------------------------------------------------------
Net income                          $ 19,993         $ 16,258         $  8,047         $ 24,631
- -----------------------------------------------------------------------------------------------
Primary earnings per share          $    .27         $    .22         $    .11         $    .32
- -----------------------------------------------------------------------------------------------
Fully diluted earnings per share    $    .25         $    .21         $    .11         $    .30
===============================================================================================
Three Months Ended (In thousands, except per share amounts)

                                   AUGUST 31      NOVEMBER 30      FEBRUARY 28           MAY 31
- -----------------------------------------------------------------------------------------------
1995
Net sales                           $256,425         $256,719         $233,384         $284,208
- -----------------------------------------------------------------------------------------------
Gross profit                        $107,956         $108,284         $ 96,523         $127,579
- -----------------------------------------------------------------------------------------------
Net income                          $ 18,740         $ 15,686         $  7,686         $ 20,504
- -----------------------------------------------------------------------------------------------
Primary earnings per share          $    .26         $    .21         $    .10         $    .28
- -----------------------------------------------------------------------------------------------
Fully diluted earnings per share    $    .24         $    .20         $    .10         $    .26
===============================================================================================

The computation of fully diluted earnings per share reflects additional shares issuable assuming conversion of convertible securities.

Quarterly earnings per share do not total to the earnings per share due to the weighted average number of shares outstanding in each quarter.

NOTE K - SUBSEQUENT EVENTS

On June 12, 1996, the Company acquired all the outstanding shares of Okura Holdings, Inc. for $73,000,000 in cash. Okura manufactures and markets fiberglass reinforced plastic grating products. This acquisition will be accounted for by the purchase method of accounting and the difference of approximately $29,000,000 between the fair value of net assets acquired and the purchase consideration will be allocated to goodwill. The Company's financial statements will reflect the assets, liabilities and operating results of Okura from the date of acquisition forward.

Pro-forma amounts as if Okura had been acquired on June 1, 1994, are as follows:


Year Ended May 31                                 1996            1995
- -----------------                                 ----            ----
                                                    (Unaudited)
                                             (In thousands, except per
                                                   share amounts)

Net sales                               $   1,172,193    $   1,061,516
                                            ---------        ---------
Net income                              $      68,280    $      63,222
                                            ---------        ---------
Earnings per common share and common
     share equivalent                   $         .89    $         .86
                                            ---------        ---------
Earnings per common share assuming
     full dilution                      $         .85    $         .81
                                            ---------        ---------

INDEPENDENT AUDITOR'S REPORT
- -----------------------------------------------------------------------------
THE BOARD OF DIRECTORS AND SHAREHOLDERS
RPM, INC.
MEDINA, OHIO

We have audited the accompanying consolidated balance sheets of RPM, Inc. and Subsidiaries as of May 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three year period ended May 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RPM, Inc. and Subsidiaries at May 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three year period ended May 31, 1996, in conformity with generally accepted accounting principles.

/s/ Ciulla, Smith & Dale, LLP
- -----------------------------
Cleveland, Ohio
July 3, 1996

32