Form 10-K, Exhibit 13
period 1997-05-31
RPM INC/OH/
filed 1997-08-28
CIK 110621

                                                                    Exhibit 13.1

Management's Discussion and Analysis of Results of Operations and Financial Condition
RPM, Inc. and Subsidiaries

Results of Operations

FISCAL 1997 COMPARED TO FISCAL 1996

The Company reported its 50th consecutive record year of sales and earnings in the 1997 fiscal year. Sales reached $1.35 billion, a 19% increase over 1996, while earnings grew 14%, to $78.3 million.

Composite Structures International, Inc. (CSI) formerly known as Okura Holdings, Inc. was acquired on June 13, 1996. With annual sales of approximately $40 million, CSI is a leading global manufacturer of molded and pultruded fiberglass reinforced plastic grating products used for pedestrian walkways, platforms, staircases and similar types of industrial structures. CSI has posted a strong growth record under the leading brand names Fibergrate and Chemgrate. CSI offers the Company an attractive opportunity to capitalize on market, product and customer synergies with its sister companies, particularly Stonhard in flooring systems.

On February 1, 1997, the Company completed the acquisition of Tremco, Inc., Cleveland, Ohio. Tremco manufactures roofing systems, sealants and coatings under the Tremco brand name selling primarily to the building maintenance market. Tremco's product lines and distribution network will complement many of the Company's operations. Since its acquisition, Tremco has undergone major restructuring and, subsequent to year end, the Company completed the sale of Tremco's $70 million insulating glass unit (Swiggle) and $10 million Autoglass division, both of which serve OEM markets unrelated to RPM's core business. In accordance with purchase accounting regulations, the Company's results of operations do not include the results of Swiggle or Autoglass or the associated interest expense related to the respective borrowings being repaid with the sale proceeds [Refer to Note A]. Tremco's restructured annual revenue base of approximately $230 million is expected to have an accretive effect on 1998 results with increasing contributions to sales and earnings in future fiscal years.

The CSI and Tremco acquisitions and that of Dryvit Systems, Inc. (Dryvit) on September 21, 1995, along with several smaller acquisitions and joint ventures, net of several small divestitures, accounted for approximately 60% of the 1997 sales increase. The Company's existing core operations generated the balance of the sales increase, approximately 8%, net of divestitures, slightly favoring the industrial lines, and almost entirely from higher unit volume as pricing adjustments have been negligible year-to-year. Exchange rate differences have had a slight negative effect on sales this year versus last and, with the dollar continuing to strengthen, this trend will probably continue.

The Company's gross profit margin has been strengthening the last several years, with this year improving to 44.3% from 42.8% a year ago. Nearly half of this year's improvement comes from the efforts of existing operations, where leveraged purchasing of significant materials has resulted in a number of lower raw material costs, primarily among consumer lines, and where conversion costs continue to be appropriately controlled. Other raw material prices appear stabilized and the Company is confident that changes in the foreseeable future will continue to be effectively managed. The balance of the gross profit margin improvement is the result of stronger average margins among the acquired companies, particularly CSI and Tremco, coupled with weaker margins among the companies recently divested.

Selling, general and administrative expenses increased to 31.8% of sales compared with 30.0% last year. A $2 million insurance recovery plus several other non-recurring expense reductions during 1996, coupled with planned increases in promotional spending to further the Company's growth, and the timing of certain expenses in 1997, caused the majority of the percentage change in this expense category this year. The recent acquisitions, especially Tremco, and divestitures account for the remainder of this percentage difference.

During this past year, certain businesses and assets were divested in pursuit of management's commitment to its core markets and the reduction of debt created by the Tremco acquisition. The net gains that resulted from these divestitures were not material to the Company's results.

Interest expense increased $6.8 million in 1997, driven primarily by additional indebtedness associated with Tremco, CSI, Dryvit and other acquisitions. The reduction of debt throughout the year, and fractionally lower interest rates between years reduced net interest expense, comparatively.

The tax rate improved in 1997, primarily through the establishment of a foreign sales corporation, resulting in more favorable tax treatment of the Company's exports from the U.S. This benefit was somewhat reduced, however, by tax disadvantaged losses of Tremco in several foreign countries.

The decline in the Company's net income margin to 5.8% from 6.1% is the result of the Tremco acquisition which added approximately $74 million to fiscal 1997 sales and, as expected, did not contribute to earnings due to the seasonality of their product lines and related acquisition costs. The Company's 1997 net income margin would have been 6.1% were it not for this effect.

Environmental obligations continue to be appropriately addressed and, based upon the latest available information, it is not anticipated that the outcome of such matters will materially affect the Company's results of operations or financial position. However, such costs could be material to results of operations in a future period [Refer to Note H].

The Company's European and other foreign sales and results of operations are subject to the impact of foreign currency fluctuations. Since the majority of the Company's foreign operations are in Belgium, and since the Belgian franc has been a fairly stable currency in relation to majority of other currencies with which those operations transact business, this effect has been minimal. In addition, foreign debt is denominated in the respective foreign currency thereby eliminating any related translation impact on earnings. Should the recent strengthening of the dollar continue, the Company's foreign results of operations will be subject to negative impact. The Company does not currently hedge against the risk of exchange rate fluctuations (Refer to Note I).

The Company's earnings per share this year were affected by the averaging of Company shares issued in connection with the September 1995 Dryvit acquisition, and the 14% increase in earnings equated to an 11% increase in earnings per share.

RESULTS OF OPERATIONS

FISCAL 1996 COMPARED TO FISCAL 1995

The Company acquired TCI, Inc. on January 12, 1996 on a pooling of interests basis. TCI is a leading manufacturer of powdered coatings, the fastest growing segment of the paint and coatings industry, with annual sales in excess of $20 million.

Dryvit Systems, Inc. was acquired on September 21, 1995. Dryvit, with annual sales in excess of $80 million, is the leading North American manufacturer of exterior insulating and finishing systems ["EIFS"], used in the construction and renovation of commercial buildings and increasingly on homes. This acquisition, and that of Rust-Oleum Corporation on June 28, 1994, accounted for approximately two-thirds of the 1996 sales increase. The Company's existing operations generated the balance of sales growth from a combination of pricing adjustments that averaged approximately 2% year-to-year, and higher unit volume. Exchange rate differences and several small product line additions had a slight, yet positive effect on sales.

The Company's gross profit margin improved to 42.8% from 42.7% in 1995. Strength in certain industrial lines, most notably floorings, coupled with leveraged purchasing of significant materials, resulted in improved overall margins among the industrial businesses. In addition, the recent acquisitions combined have comparatively higher gross profit margins. These positive effects on margin were partly offset by certain higher material costs among primarily the consumer lines.

Selling, general and administrative expenses remained at 30% of sales in 1996. The Company had initiated an expense reduction campaign during the second quarter of 1996 in consideration of the slower than planned sales growth.

During fiscal 1996, the Company disposed of certain assets and businesses that no longer conformed to management's long-term objectives. The net gains that resulted were offset by costs associated with several product line discontinuations.

Interest expense increased $5.6 million in 1996, reflecting primarily the indebtedness associated with Rust-Oleum, Dryvit and other acquisitions with the balance attributable to comparatively higher interest rates. Debt repayment of approximately $30 million during 1996 and slightly higher interest income reduced net interest expense by $2.6 million comparatively.

TCI, prior to acquisition, had historically passed through tax liabilities to its respective shareholders as a Subchapter S Corporation. Consequently, on a restatement basis, the provision for income taxes in 1995 appears as a lower percentage of pre-tax income than in 1996 from the effects of this pooling. Upward pressures on the tax rate from revised tax laws, continual upward trends in state and local taxes, and unfavorable tax treatment of certain acquisition related expenses were effectively reduced through generally improved operations throughout Europe where previous tax disadvantaged losses were significantly reduced or eliminated [Refer to Note I].

The Company's earnings per share in 1996 were affected by the averaging of Company shares issued in connection with the Dryvit acquisition, and the 10% increase in earnings equated to a 6% increase in earnings per share.

CAPITAL RESOURCES AND LIQUIDITY

CASH PROVIDED FROM OPERATIONS

The Company generated cash from operations of $69 million in 1997, or $9 million less than net income for the year. This is primarily attributable to the seasonality of Tremco's business between the date of acquisition and year end, but also the result of growth-related increases in working capital, timing differences, and temporary accumulations of certain inventories to take advantage of pricing opportunities (the benefits of which are reflected in the improved gross profit margin discussed above) and to accommodate several new product introductions. This was an unusual result, and cash flow from operations continues to be the primary source of financing the Company's internal growth.

INVESTING ACTIVITIES

The Company is not capital intensive, but continually invests in capital expenditures primarily to accommodate the Company's continued growth through improved production and distribution efficiency and capacity, and enhanced administration. Such expenditures generally do not exceed depreciation and amortization in a given year. Capital expenditures amounted to $36 million in 1997 compared with depreciation and amortization of $51 million.

The investment of $316 million in new businesses this year reflects the acquisitions of CSI, Tremco and several smaller businesses, assets and joint ventures this year, net of cash acquired. The Company historically has acquired complementary businesses and this trend is expected to continue.

The Company's captive insurance company invests in marketable securities in the ordinary course of conducting its operations and this activity will continue.

The Company divested several small businesses and certain assets during 1997, as previously discussed under Results of Operations.

FINANCING ACTIVITIES

To finance the acquisition of CSI, the Company renegotiated its revolving credit facility on July 19, 1996 to $250 million and extended its final maturity to 2001. On February 3, 1997, in conjunction with the acquisition of Tremco, the Company entered into a new $500 million revolving credit agreement maturing in 2002. At the time of the acquisition, $257 million of this facility was used to finance the purchase, including fees and other cash requirements, and $160 million was used to retire the outstanding balance of the previous $250 million revolving credit facility. The new instrument had an outstanding balance of $417 million at May 31, 1997.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION (continued)

Interest accretion on the LYONs issue added $9.1 million to long-term debt during 1997 and LYONs interest to be accreted during 1998 will amount to $9.6 million.

As a result of these transactions, the Company had a debt to capital ratio of 62% at May 31, 1997 compared to 50% at May 31, 1996, while interest coverage was nearly 5 times on a reported basis and nearly 7 times on a cash basis.

The substantial completion of Tremco's restructuring (see Results of Operations) that resulted in several of their lines of business being sold, along with the other recent divestitures, have reduced the Company's long-term debt by nearly $140 million, and the debt to capital ratio now stands at 57% from the year end level of 62%. On a fully diluted basis, which assumes conversion of the LYONs, the Company's debt to capital ratio would be further reduced to 41%.

The stronger dollar effect on the Company's foreign net assets has tended to reduce shareholders' equity and this trend could continue as the dollar continues to strengthen and these net assets continue to grow.

The Company maintains excellent relations with its banks and other financial institutions to further enable the financing of future growth opportunities.

FORWARD LOOKING STATEMENTS

The Company is making this statement in order to satisfy the "safe harbor" provisions contained in the Private Securities Litigation Reform Act of 1995. The foregoing discussion includes forward-looking statements relating to the business of the Company. Forward-looking statements contained herein or in other statements made by the Company are made based on management's expectations and beliefs concerning future events impacting the Company and are subject to uncertainties and factors relating to the Company's operations and business environment, all of which are difficult to predict and many of which are beyond the control of the Company, that could cause actual results of the Company to differ materially from those matters expressed in or implied by forward-looking statements. The Company believes that the following factors, among others, could affect its future performance and cause actual results of the Company to differ materially from those expressed in or implied by forward-looking statements made by or on behalf of the Company: (a) the price and supply of raw materials, particularly titanium dioxide, certain resins, aerosols and solvents; (b) continued growth in demand for the Company's products; (c) risks associated with environmental liability inherent in the nature of a chemical coatings business;
(d) the effect of changes in interest rates; (e) the effect of fluctuations in currency exchange rates upon the Company's foreign operations; and (f) the effect of non-currency risks of investing in and conducting operations in foreign countries, including those relating to political, social, economic and regulatory factors.

CONSOLIDATED STATEMENTS OF INCOME
RPM, INC. AND SUBSIDIARIES
(In thousands, except per share amounts)


           YEAR ENDED MAY 31              1997         1996        1995
--------------------------------------------------------------------------------
NET SALES                             $1,350,537   $1,136,396   $1,030,736

Cost of sales                            752,391      649,819      590,394
--------------------------------------------------------------------------------
Gross profit                             598,146      486,577      440,342

Selling, general and administrative
  expenses                               429,838      340,851      309,069

Interest expense, net                     32,580       25,840       22,781
--------------------------------------------------------------------------------
Income before income taxes               135,728      119,886      108,492

Provision for income taxes (Note C)       57,413       50,957       45,876
--------------------------------------------------------------------------------
NET INCOME                            $   78,315   $   68,929   $   62,616
--------------------------------------------------------------------------------
Average shares outstanding (Note D)       78,315       76,548       73,660
--------------------------------------------------------------------------------
Earnings per common share and
  common share equivalents (Note D)   $     1.00   $      .90   $      .85
--------------------------------------------------------------------------------
Earnings per common share assuming
  full dilution (Note D)              $      .95   $      .86   $      .81
--------------------------------------------------------------------------------
Cash dividends per common share       $      .51   $      .47   $      .44
--------------------------------------------------------------------------------


 See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
RPM, INC. AND SUBSIDIARIES
(In thousands, except per share amounts)

                              MAY 31                             1997            1996
-------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
   Cash and short-term investments (Note A)                $    37,442    $    19,855
   Trade accounts receivable (less allowances of
    $12,006 in 1997 and $9,993 in 1996)                        291,923        231,560
   Inventories (Note A)                                        215,306        178,929
   Prepaid expenses and other current assets                    68,156         34,782
   Businesses held for sale (Note A)                           107,494
-------------------------------------------------------------------------------------
       TOTAL CURRENT ASSETS                                    720,321        465,126
-------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT, AT COST (NOTE A)
   Land                                                         23,903         20,969
   Buildings and leasehold improvements                        168,132        143,478
   Machinery and equipment                                     268,061        235,133
-------------------------------------------------------------------------------------
                                                               460,096        399,580
   Less allowance for depreciation and amortization            189,812        174,920
-------------------------------------------------------------------------------------
       PROPERTY, PLANT AND EQUIPMENT, NET                      270,284        224,660
-------------------------------------------------------------------------------------
OTHER ASSETS
   Cost of businesses over net assets acquired,
     net of amortization (Note A)                              375,606        268,492
   Other intangible assets, net of amortization (Note A)       219,098        159,798
   Equity in unconsolidated affiliates                          18,758         16,623
   Other                                                        29,161         20,377
-------------------------------------------------------------------------------------
       TOTAL OTHER ASSETS                                      642,623        465,290
-------------------------------------------------------------------------------------
TOTAL ASSETS                                               $ 1,633,228    $ 1,155,076
-------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable                                        $   109,400    $    85,874
   Current portion of long-term debt (Note B)                    3,967          1,747
   Accrued compensation and benefits                            40,641         29,678
   Accrued loss reserves (Note H)                               37,699         33,731
   Other accrued liabilities                                    40,141         26,910
   Income taxes payable (Notes A and C)                          9,938         11,464
-------------------------------------------------------------------------------------
       TOTAL CURRENT LIABILITIES                               241,786        189,404
-------------------------------------------------------------------------------------
LONG-TERM LIABILITIES
   Long-term debt, less current maturities (Note B)            784,439        447,654
   Other long-term liabilities                                  43,497         14,375
   Deferred income taxes (Notes A and C)                        70,210         57,810
-------------------------------------------------------------------------------------
       TOTAL LIABILITIES                                     1,139,932        709,243
-------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
   Common shares, stated value $.018 per share;
     authorized 200,000,000 shares, issued and
     outstanding 78,423,000; 77,449,000 in 1996 (Note D)         1,428          1,410
   Paid-in capital                                             229,619        215,019
   Cumulative translation adjustment (Note A)                   (8,216)        (2,492)
   Retained earnings                                           270,465        231,896
-------------------------------------------------------------------------------------
       TOTAL SHAREHOLDERS' EQUITY                              493,296        445,833
-------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                 $ 1,633,228    $ 1,155,076
-------------------------------------------------------------------------------------

 See Notes to Consolidated Financial Statements.


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
RPM, INC. AND SUBSIDIARIES
(In thousands, except per share amounts)



                                         COMMON SHARES
                                  -----------------------
                                     NUMBER                                      CUMULATIVE
                                    OF SHARES       STATED         PAID-IN       TRANSLATION       RETAINED
                                    (NOTE D)        VALUE          CAPITAL       ADJUSTMENT        EARNINGS        TOTAL
--------------------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 31, 1994              73,045       $   1,329       $ 147,718       $  (2,290)      $ 169,687      $ 316,444
   Net income                                                                                        62,616         62,616
   Dividends paid                                                                                   (31,259)       (31,259)
   Sub S Corp. income                                                 1,517                          (1,517)
   Sub S Corp. distributions                                           (607)                                          (607)
   Business combinations                135               3            (252)                                          (249)
   Stock option exercises               122               2             652                                            654
   Translation adjustments                                                            2,870                          2,870
--------------------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 31, 1995              73,302           1,334         149,028             580         199,527        350,469
   Net income                                                                                        68,929         68,929
   Dividends paid                        (4)                            (78)                        (35,598)       (35,676)
   Sub S Corp. income                                                   962                            (962)
   Sub S Corp. distributions                                         (1,067)                                        (1,067)
   Business combinations              4,000              73          65,127                                         65,200
   Stock option exercises               151               3           1,047                                          1,050
   Translation adjustments                                                           (3,072)                        (3,072)
--------------------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 31, 1996              77,449           1,410         215,019          (2,492)        231,896        445,833
   Net income                                                                                        78,315         78,315
   Dividends paid                                                                                   (39,746)       (39,746)
   Amendment of articles                                               (250)                                          (250)
   Business combinations                772              14          13,586                                         13,600
   Stock option exercises               202               4           1,264                                          1,268
   Translation adjustments                                                           (5,724)                        (5,724)
--------------------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 31, 1997              78,423       $   1,428       $ 229,619       $  (8,216)      $ 270,465      $ 493,296
--------------------------------------------------------------------------------------------------------------------------

 See Notes to Consolidated Financial Statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
RPM, INC. AND SUBSIDIARIES
(In thousands, except per share amounts)

                                 YEAR ENDED MAY 31             1997       1996        1995
----------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                              $  78,315    $  68,929    $  62,616
   Adjustments to reconcile net income to
     net cash provided by operating activities:
       Depreciation and amortization                          51,145       42,562       37,123
       (Decrease) in deferred liabilities                     (7,400)      (5,696)        (578)
       (Earnings) of unconsolidated affiliates                (2,275)      (2,120)      (2,638)
       Non-cash interest expense                               9,127        8,666        8,228
   Changes in assets and liabilities, net of effect
     from purchases and sales of
     businesses:
       (Increase) in accounts receivable                     (34,934)     (17,249)     (10,852)
       (Increase) in inventory                               (11,722)      (4,441)     (20,566)
       (Increase) in prepaid and other assets                 (9,520)      (3,319)        (627)
       Increase in accounts payable                            3,489        9,808       11,238
       Increase (decrease) in accrued liabilities             (4,568)        (728)       8,132
       Other                                                  (2,706)        (723)        (242)
----------------------------------------------------------------------------------------------
             Cash From Operating Activities                   68,951       95,689       91,834
----------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures                                      (35,825)     (33,196)     (28,796)
   Acquisition of new businesses, net of cash acquired      (315,960)     (45,375)    (173,483)
   Payments for the purchase of marketable securities        (13,428)     (17,453)      (7,330)
   Proceeds from maturities or redemptions of
    marketable securities                                     14,992       10,951        6,235
   Distribution from joint ventures                              261        1,571        1,000
   Investments in joint ventures                                (200)      (1,663)        (368)
   Proceeds from sale of assets and businesses                 8,930       11,666
----------------------------------------------------------------------------------------------
             Cash Used For Investing Activities             (341,230)     (73,499)    (202,742)
----------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Additions to long-term debt                               508,528      219,119      243,578
   Reductions of long-term and short-term debt              (179,934)    (205,595)     (99,615)
   Cash dividends/distributions paid                         (39,746)     (36,743)     (31,866)
   Exercise of stock options                                   1,268        1,050          654
   Other                                                        (250)        (249)
----------------------------------------------------------------------------------------------
             Cash From (Used For) Financing Activities       289,866      (22,169)     112,502
----------------------------------------------------------------------------------------------
NET INCREASE IN CASH                                          17,587           21        1,594
CASH AT BEGINNING OF YEAR                                     19,855       19,834       18,240
----------------------------------------------------------------------------------------------
CASH AT END OF YEAR                                        $  37,442    $  19,855    $  19,834
----------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Cash paid during the year for:
     Interest                                              $  23,454    $  14,369    $  15,734
     Income taxes                                          $  67,842    $  59,277    $  42,086
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING
  AND FINANCING ACTIVITIES:
     Interest accreted on LYONs                            $   9,127    $   8,666    $   8,228
     Common shares issued for acquisitions                 $  13,600    $  65,200    $
     Receivables acquired from disposition of businesses   $  26,728    $            $
----------------------------------------------------------------------------------------------

 See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- MAY 31, 1997, 1996 AND 1995 RPM, INC. AND SUBSIDIARIES


NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.  PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of RPM, Inc. and its majority owned domestic and foreign subsidiaries. The Company accounts for its investment in less than majority owned joint ventures under the equity method. Income and distributions recognized from Subchapter S corporations are solely a result of the Company's acquisitions of these subsidiaries on a pooling of interests basis. Intercompany accounts, transactions and unrealized profits and losses are eliminated in consolidation.

Certain reclassifications have been made to prior year amounts to conform with the current year presentation.

2.  BUSINESS COMBINATIONS

During the two-year period ended May 31, 1997, the Company completed several acquisitions.

As reported last year, the Company acquired all the outstanding shares of Star Finishing Products and Dryvit Systems, Inc.

On June 13, 1996, the Company acquired all the outstanding shares of Composite Structures International (formerly Okura Holdings, Inc.) for $73,000,000 in cash. CSI, based in Texas, manufactures and markets fiberglass reinforced plastic grating products.

On February 1, 1997, the Company acquired all the outstanding shares of Tremco, Inc., a BFGoodrich Company subsidiary, for approximately $236,000,000 in cash. Tremco manufactures and sells roofing systems, sealants and coatings to customers primarily in the building, construction, building maintenance and retail markets.

These acquisitions, as well as several small product line acquisitions, have been accounted for by the purchase method of accounting and the difference of approximately $190,000,000 between the fair value of net assets acquired and the purchase consideration of $455,000,000 ($377,000,000 in cash and 4,772,000 of the Company's shares) has been allocated to goodwill. The purchase price allocations have been based on preliminary estimates, which may be revised at a later date. The assets, liabilities and operating results of these companies are reflected in the Company's financial statements from their respective dates of acquisition forward.

The Company also completed several divestitures and product line restructurings during the past two years resulting in an immaterial gain with net proceeds to the Company of approximately $47,000,000 consisting of cash and receivables.

Subsequent to May 31, 1997, the Company completed the sale of Tremco's Windows and Autoglass businesses for $111,000,000. The Company's results of operations do not include the results of these businesses or the interest expense incurred during the holding period related to the incremental borrowings being repaid with the sale proceeds. The carrying value of the businesses as of May 31, 1997, which are reflected in the accompanying balance sheet as Businesses held for sale, have been adjusted to equal the approximate net sales proceeds, with a corresponding adjustment to goodwill.

The following data summarizes, on an unaudited pro forma basis, the combined results of operations of the Company and the businesses acquired for the two years ended May 31, 1997. The pro forma amounts give effect to appropriate adjustments resulting from the combination, but are not necessarily indicative of future results of operations or of what results would have been for the combined companies.


                YEAR ENDED MAY 31      1997           1996
                                           (UNAUDITED)
                                      (IN THOUSANDS, EXCEPT
                                        PER SHARE AMOUNTS)
--------------------------------------------------------------------
Net Sales                          $1,543,329      $1,445,118
--------------------------------------------------------------------
Net Income                         $   80,874      $   63,142
--------------------------------------------------------------------
Earnings per common share and
   common share equivalent              $1.03           $ .82
--------------------------------------------------------------------
Earnings per common share
   assuming full dilution               $ .98           $ .79
--------------------------------------------------------------------


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

5.  MARKETABLE SECURITIES

Marketable securities of $11,300,000 and $14,400,000 at May 31, 1997 and 1996,
respectively, are included in other current assets and are stated at cost which approximates their fair market value.

6.  FINANCIAL INSTRUMENTS

The Company's financial instruments recorded on the balance sheet include cash and short-term investments, accounts receivable, accounts payable and debt. The carrying amount of cash and short-term investments, accounts receivable and accounts payable approximates fair value because of their short term maturity.

The carrying amount of the Company's debt instruments approximates fair value based on quoted market prices, variable interest rates, or borrowing rates for similar types of debt arrangements.

7.  INVENTORIES

Inventories are stated at the lower of cost or market, cost being determined substantially on a first-in, first-out (FIFO) basis and market being determined on the basis of replacement cost or net realizable value. Inventory costs include raw material, labor and manufacturing overhead. Inventories were composed of the following major classes:


              MAY 31                    1997            1996
                                           (IN THOUSANDS)

Raw material and supplies           $  80,333       $  64,995
Finished goods                        134,973         113,934
--------------------------------------------------------------------
Total Inventory                      $215,306        $178,929



8.  DEPRECIATION

Depreciation is computed over the estimated useful lives of the assets primarily using the straight-line method. The annual depreciation rates are based on the following ranges of useful lives:

==================================================================
Land improvements                               5 to 35 years
Buildings and improvements                      5 to 50 years
Machinery and equipment                         3 to 20 years
==================================================================

9.  INTANGIBLES

The excess of cost over the underlying value of the net assets of companies acquired is being amortized on the straight-line basis, primarily over 40 years. Amortization expense charged to operations for the three years ended May 31, 1997 was $9,916,000, $7,562,000 and $5,888,000, respectively. Cost of businesses over net assets acquired is shown net of accumulated amortization of $42,311,000 at May 31, 1997 ($33,079,000 at May 31, 1996).

Intangible assets also represent costs allocated to formulae, trademarks, trade names and other specifically identifiable assets arising from business acquisitions. These assets are being amortized using the straight-line method over periods of five to 40 years. The Company assesses the recoverability of the excess of cost over the assigned value of net assets acquired by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operations. Amortization expense charged to operations for the three years ended May 31, 1997, was $10,936,000, $7,553,000 and $4,991,000 respectively.

Other intangible assets consist of the following major classes:



                MAY 31                  1997            1996
                                            (IN THOUSANDS)

Trademarks                          $  85,472       $  65,530
Formulae                               83,693          62,995
Distributor network                    37,500          17,500
Workforce                              33,300          24,122
Other                                  10,199          10,084
-------------------------------------------------------------
                                      250,164         180,231
Accumulated amortization               31,066          20,433
-------------------------------------------------------------
Other Intangible Assets, Net         $219,098        $159,798
==============================================================



10. RESEARCH AND DEVELOPMENT

Research and development costs are charged to operations when incurred and are included in operating expenses. The amounts charged for the three years ended May 31, 1997, were $14,610,000, $13,712,000 and $12,337,000, respectively. The customer sponsored portion of such expenditures was not significant.

11. INTEREST EXPENSE, NET

Interest expense is shown net of investment income which consists of interest, dividends and capital gains. Investment income for the three years ended May 31, 1997, was $2,059,000, $2,005,000 and $1,739,000, respectively.

12. INCOME TAXES

The Company and its wholly owned domestic subsidiaries file a consolidated federal income tax return. The tax effects of transactions are recognized in the year in which they enter into the determination of net income, regardless of when they are recognized for tax purposes. As a result, income tax expense differs from actual taxes payable. The accumulation of these differences at May 31, 1997, is shown as a noncurrent liability of $70,210,000 (net of a noncurrent asset of $31,773,000). At May 31, 1996, the noncurrent liability was $57,810,000 (net of a noncurrent asset of $29,366,000). The Company does not intend to distribute the accumulated earnings of consolidated foreign subsidiaries amounting to $40,816,000 at May 31, 1997, and $31,826,000 at May 31, 1996, and
therefore no provision has been made for the taxes which would result if such earnings were remitted to the Company.

13. ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- MAY 31, 1997, 1996 AND 1995 RPM, INC. AND SUBSIDIARIES


NOTE B -- BORROWINGS

A description of long-term debt follows:

                        MAY 31                               1997       1996
                                                               (IN THOUSANDS)

$400 million face value at maturity Liquid Yield Option
Notes (LYONs) due 2012. The 5.25% LYONs are zero coupon
subordinated notes currently convertible at $18.50 ($17.57
at May 31, 1996) and are redeemable by the holder for the
issuance price plus accrued original issue discount in
September 1997, 2002 and 2007. There are 9,767,000 shares
reserved for the conversion of this debt.                     $180,716   $171,589

Revolving credit agreement for $500,000,000 with ten banks
through February 3, 2002. Interest, which is tied to one of
various rates, was 5.94% at May 31, 1997. The Chairman of
the Board and Chief Executive Officer of the Company is a
director of one of the banks providing this facility.          417,000

Revolving credit agreement for $150,000,000 refinanced with
proceeds from the credit agreement described above.                        82,000
7% unsecured senior notes due June 15, 2005.                   150,000    150,000

Multi-currency revolving credit agreement for $45,000,000
with a bank through December 14, 1998. Interest, which is
tied to one of various rates, averaged 3.6% on the
$11,981,000 Dutch Guilder component, 3.7% on the $8,868,000
Belgian Franc component and 3.8% on the $2,950,000 French
Franc component at May 31, 1997.                                23,799     29,167

6.75% unsecured senior notes due to an insurance company in
annual installments from 1997 through 2003.                     12,000     12,000
Other notes and mortgages payable at various rates of
interest due in installments through 2005, substantially
secured by property .                                            4,891      4,645
---------------------------------------------------------------------------------
                                                               788,406    449,401
Less current portion                                             3,967      1,747
---------------------------------------------------------------------------------
Total long-term debt, less current maturities                 $784,439   $447,654
---------------------------------------------------------------------------------

Additionally, at May 31, 1997, the Company has unused short-term lines of credit with several banks totalling $28,000,000.

The aggregate maturities of long-term debt for the five years subsequent to May 31, 1997, are as follows: 1998 - $3,967,000; 1999 - $26,891,000; 2000 -
$2,218,000; 2001 - $2,000,000; 2002 $418,836,000.


NOTE C -- TAXES

The provision for taxes on income includes the following:

                  YEAR ENDED MAY 31                                     1997         1996           1995
                                                                               (IN THOUSANDS)
Federal income tax rate of 35% applied to
  income before income taxes                                         $ 47,505     $ 41,960     $ 37,972
Increase (decrease) in taxes resulting from:
Tax credits                                                              (291)        (585)        (411)
State and local taxes - Net of federal income tax benefit               5,994        5,323        4,870
Foreign taxes in excess of U.S. federal tax rate                        1,161          500        1,440
Amortization of goodwill                                                2,144        3,411        1,880
Difference between tax and book income, related to pooled entities                    (404)        (572)
All other items, none of which exceed 5% of computed tax                  900          752          697
----------------------------------------------------------------------------------------------------------
Actual tax expense                                                   $ 57,413     $ 50,957     $ 45,876
----------------------------------------------------------------------------------------------------------
Actual tax rate                                                         42.30%       42.50%       42.29%
----------------------------------------------------------------------------------------------------------


The provision for income taxes consists of the following:

Current
   Federal                                                           $ 48,363     $ 43,992       $ 34,292
   State                                                                9,222        8,189          7,492
   Foreign                                                              7,228        4,473          4,789
----------------------------------------------------------------------------------------------------------
                                                                       64,813       56,654         46,573

Deferred
   Federal                                                             (7,681)      (5,814)          (809)
   Foreign                                                                281          117            112
----------------------------------------------------------------------------------------------------------
Actual tax expense                                                   $ 57,413     $ 50,957       $ 45,876


Deferred income taxes result from timing differences in recognition of revenue and expense for book and tax purposes, primarily from the tax timing differences relating to business combinations.

NOTE D -- COMMON SHARES

There are 200,000,000 common shares authorized (100,000,000 at May 31, 1996) with a stated value of $.018 per share. At May 31, 1997 and 1996, there were 78,423,000 and 77,449,000 shares outstanding respectively, each of which is entitled to one vote.

Earnings per share are based on the weighted average number of common shares and common share equivalents outstanding during each year (78,315,000 in 1997, 76,548,000 in 1996 and 73,660,000 in 1995). In computing such average number of shares outstanding, the number of common shares was increased by common stock options with exercisable prices lower than the average market prices of common shares during each year and reduced by the number of shares assumed to have been purchased with proceeds from the exercised options.

The Company has options outstanding under three stock option plans: the 1979 Nonqualified Stock Option Plan, which, prior to its expiration in September 1989, provided for the granting of options for up to 2,104,000 shares; the 1989 Stock Option Plan, which provides for the granting of options for up to 3,516,000 shares; and the 1996 Key Employees Stock Option Plan which provides for the granting of options for up to 3,600,000 shares. These options are generally exercisable cumulatively in equal annual installments commencing one year from the grant date and have expiration dates ranging from July 1997 to May 2007. At May 31, 1997, 4,174,000 shares (1,177,000 May 31, 1996) were available for future grant.

Transactions during the last two years are summarized as follows:

SHARES UNDER OPTION                          1997      1996
                                              (IN THOUSANDS)

Outstanding, beginning of year (weighted
average price of $12.97 ranging from $5.47
to $15.80 per share)                         2,245    1,828

Granted (weighted average price of $16.11
ranging from $15.00 to $17.25 per share)       603      614

Canceled (weighted average price of $15.18
ranging from $10.53 to $17.25 per share)       (24)     (33)

Exercised (weighted average price of $8.76
ranging from $5.47 to $15.45 per share)       (261)    (164)
-------------------------------------------------------------
Outstanding, end of year (weighted average
price of $14.12 ranging from $6.11 to
$17.25 per share)                            2,563    2,245
-------------------------------------------------------------
Exercisable, end of year (weighted average
price of $12.53 ranging from $6.11 to
$15.80 per share)                            1,226    1,087
-------------------------------------------------------------


                       OPTIONS OUTSTANDING                          OPTIONS EXERCISABLE
                         AT MAY 31, 1997                               AT MAY 31, 1997
--------------------------------------------------------------- ---------------------------
      RANGE OF                SHARES       AVERAGE      AVERAGE      SHARES        AVERAGE
   EXERCISE PRICES             (000)        YEARS        PRICE        (000)         PRICE
$  5.00  -  $ 9.99             215           2.5       $ 7.68          215         $ 7.68
 $10.00  -  $14.99             927           5.7       $13.05          752         $12.88
 $15.00  -  $19.00           1,421           8.5       $15.79          259         $15.52
                             -----                                   -----
                             2,563           7.0       $14.12        1,226         $12.53


The Company is accounting for its stock option plans under the provisions of APB Opinion No. 25 and, accordingly, no compensation cost has been recognized. If compensation cost had been determined based on the fair value at the grant date for awards under this plan consistent with the method prescribed by SFAS No. 123, the Company's net income and earnings per share for the years ended May 31, 1997 and 1996, would have been reduced to the pro forma amounts indicated in the following table:

             YEAR ENDED MAY 31           1997            1996
                                         (IN THOUSANDS, EXCEPT
                                           PER SHARE AMOUNTS)

Pro forma net income                 $ 77,315        $ 68,524
--------------------------------------------------------------
Pro forma earnings per share:
   Primary                               $.99            $.90
--------------------------------------------------------------
   Fully diluted                         $.94            $.85
--------------------------------------------------------------

The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions. The expected volatility rate is 27.53% for 1997 and 1996. The expected life is 6.91 and 7.00 years, with dividend yields of 2.78% and 2.80% and risk-free interest rates of 6.34% and 6.09%, for 1997 and 1996, respectively.

NOTE E -- LEASES

At May 31, 1997, certain property, plant and equipment were leased by the Company under long-term leases. Certain of these leases provide for increased rental based upon an increase in the cost-of-living index. Future minimum lease commitments as of May 31, 1997, for all noncancellable leases are as follows:

 MAY 31                                        (IN THOUSANDS)

 1998                                                 $ 7,657
 1999                                                   5,291
 2000                                                   2,986
 2001                                                   1,953
 2002                                                   1,277
--------------------------------------------------------------
 Thereafter                                             4,044
--------------------------------------------------------------
 Total minimum lease commitments                      $23,208

Rental expenses for all operating leases totalled $8,804,000 in 1997, $6,614,000 in 1996 and $6,290,000 in 1995. Capitalized leases were insignificant for the three years ended May 31, 1997.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - MAY 31, 1997, 1996 AND 1995 (continued)
RPM, INC. AND SUBSIDIARIES


NOTE F -- RETIREMENT PLANS

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

The net periodic pension cost for the three years ended May 31, 1997, included the following components:

                                    1997      1996       1995
                                            (IN THOUSANDS)

Service cost - Benefits earned
   during the period            $  4,417  $  3,086   $  3,524
Interest cost on projected
   benefit obligations             5,038     4,428      2,533
Actual return on plan assets     (7,388)    (7,367)     1,753
Net amortization and deferral      3,336     3,946     (3,540)
-------------------------------------------------------------
Net pension cost                $  5,403  $  4,093   $  4,270
-------------------------------------------------------------

The general discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations were 8% (7.75% for May 31, 1996) and 5%, respectively. The expected long-term rate of return on assets was 8.5%. The plans' assets consist primarily of stocks, bonds and fixed income securities.

The following table sets forth the funded status of the Company's pension plans and the amounts reflected in the accompanying balance sheets:

                      MAY 31            1997            1996
                                           (IN THOUSANDS)

Actuarial present value of projected
  benefit obligation:
     Vested employees                $(71,681)       $(45,706)
     Nonvested employees               (2,358)         (2,206)
-------------------------------------------------------------
     Accumulated benefit obligation   (74,039)        (47,912)
     Additional amount related to
       projected salary increases     (18,537)        (10,293)
-------------------------------------------------------------
Total projected benefit obligation    (92,576)        (58,205)
Funded assets at fair value            92,027          50,154
-------------------------------------------------------------
Projected benefit obligation in
   excess of assets                      (549)         (8,051)
Unamortized net asset existing at date
   of adoption                           (450)           (518)
Unrecognized prior service cost         1,458             769
Unrecognized net loss                   2,304           4,603
-------------------------------------------------------------
Prepaid/(Accrued) pension cost     $    2,763       $  (3,197)
=============================================================


Some subsidiaries contribute to multi-employer defined benefit plans for their collective bargaining groups. Contributions to these plans were immaterial for the three year period ended May 31, 1997. In addition, the Company maintains a 401(k) Plan for substantially all non-union employees in the United States.

NOTE G -- POST RETIREMENT HEALTH CARE BENEFITS

In addition to the defined benefit pension plan, the Company also provides health care benefits to certain of its retired employees through unfunded plans. Employees become eligible for these benefits if they meet minimum age and service requirements. The components of this expense for the three years ended May 31, 1997 were as follows:

                                    1997      1996       1995
                                            (IN THOUSANDS)

Service cost - Benefits earned
   during this period             $   36    $    4     $   47
Interest cost on the
   accumulated obligation            714       673        763
Net amortization                              (113)        20
-------------------------------------------------------------
Net periodic post-retirement
   expense                         $ 750     $ 564      $ 830
=============================================================

The accumulated post-retirement obligation recognized on the May 31, 1997 and May 31, 1996 balance sheets are comprised of the following components:

                                         1997            1996
                                            (IN THOUSANDS)

Current retirees                     $  8,705       $   8,231
Future retirees                         3,344             798
Unrecognized net gain                   1,313             595
-------------------------------------------------------------
Accumulated post-retirement
   benefit obligation                $ 13,362       $   9,624

An 8% (7.75% at May 31, 1996) general discount rate was used in determining the accumulated post-retirement benefit obligation. A 12% increase in the cost of covered health care benefits was generally assumed for fiscal 1997. This trend rate in all cases is assumed to decrease incrementally to 5% after several years and remain at that level thereafter except for various union plans which will cap at alternate benefit levels. A 1% increase in the health care costs trend rate would have increased the accumulated post-retirement benefit obligation as of May 31, 1997 by $1,096,900 and the net post-retirement expense by $72,000.

Note H -- Contingencies and Loss Reserves

Accrued loss reserves consisted of the following classes:

                           MAY 31      1997             1996
                                            (IN THOUSANDS)

Accrued product liability reserves   $ 17,145        $ 15,429
Accrued warranty reserves - Current    11,848          10,364
Accrued environmental reserves          6,332           5,546
Other                                   2,374           2,392
-------------------------------------------------------------
Accrued loss reserves - Current        37,699          33,731
Accrued warranty reserves - Long-term  17,762             768
-------------------------------------------------------------
Total accrued loss reserves          $ 55,461        $ 34,499
=============================================================


The Company, through its wholly owned insurance subsidiary, provides certain insurance coverages, primarily product liability, to the Company's other domestic subsidiaries. Excess coverage is provided by outside carriers. The Company has provided the reserves reflected above to provide for these losses as well as other uninsured claims.

Provision for estimated warranty costs is recorded at the time of sale and periodically adjusted to reflect actual experience. Included at May 31, 1997 and 1996 are warranty reserves of subsidiaries acquired during those years in the amounts of $20,948,000 and $7,761,000, respectively.

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

NOTE I -- INDUSTRY SEGMENT AND GEOGRAPHIC
AREA INFORMATION

The Company operates principally in one business segment -- the manufacture and sale of protective coatings. In computing net income for foreign subsidiaries, no allocations of general corporate expenses have been made.

Information concerning the Company's operations in different geographical areas of the Company's business at May 31, 1997, 1996 and 1995 and for the years then ended is summarized as follows:

                              UNITED        EUROPEAN        OTHER FOREIGN
                              STATES       OPERATIONS        OPERATIONS        TOTAL
                                                  (IN THOUSANDS)
-------------------------------------------------------------------------------------
NET SALES
   May 31, 1997            $1,149,348      $  115,299      $   85,890      $1,350,537
   May 31, 1996             1,001,706          90,880          43,810       1,136,396
   May 31, 1995               913,119          85,537          32,080       1,030,736
-------------------------------------------------------------------------------------
GROSS PROFIT
   May 31, 1997               520,461          46,660          31,025         598,146
   May 31, 1996               431,493          41,366          13,718         486,577
   May 31, 1995               392,244          37,913          10,185         440,342
-------------------------------------------------------------------------------------
INTEREST EXPENSE, NET
   May 31, 1997                31,473             605             502          32,580
   May 31, 1996                22,785           2,738             317          25,840
   May 31, 1995                20,159           2,334             288          22,781
-------------------------------------------------------------------------------------
INCOME BEFORE TAX
   May 31, 1997               118,108          10,337           7,283         135,728
   May 31, 1996               108,589           8,773           2,524         119,886
   May 31, 1995               100,721           6,665           1,106         108,492
-------------------------------------------------------------------------------------
NET INCOME
   May 31, 1997                68,843           5,444           4,028          78,315
   May 31, 1996                62,080           5,130           1,719          68,929
   May 31, 1995                59,336           2,404             876          62,616
-------------------------------------------------------------------------------------
ASSETS EMPLOYED
   May 31, 1997             1,412,157         114,350         106,721       1,633,228
   May 31, 1996             1,041,726          86,275          27,075       1,155,076
   May 31, 1995               858,257          90,340          16,926         965,523
-------------------------------------------------------------------------------------

The above sales for the year ended May 31, 1997, do not include sales of Company products by joint ventures and licensees of approximately $105,000,000. The Company reflects income from joint ventures on the equity method and receives royalties from its licensees.

Export sales were less than 10% of total consolidated revenue for each of the three years.
                                                                             35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--MAY 31, 1997, 1996 AND 1995 (continued)
PPM, INC. AND SUBSIDIARIES


NOTE J -- INTERIM FINANCIAL INFORMATION (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for the years ended May 31, 1997 and 1996:

      THREE MONTHS ENDED             AUGUST 31    NOVEMBER 30    FEBRUARY 28     MAY 31
                                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1997
Net Sales                             $329,231      $316,076      $297,177      $408,053
-----------------------------------------------------------------------------------------
Gross Profit                           142,696       134,046       125,793       195,611
-----------------------------------------------------------------------------------------
Net Income                              23,956        18,533         7,508        28,318
-----------------------------------------------------------------------------------------
Primary Earnings Per Share            $    .31      $    .24      $    .10      $    .36
-----------------------------------------------------------------------------------------
Fully Diluted Earnings Per Share      $    .29      $    .23      $    .10      $    .33

     THREE MONTHS ENDED               AUGUST 31   NOVEMBER 30   FEBRUARY 29     MAY 31
                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
1996
Net Sales                             $282,954      $281,402      $255,157      $316,883
-----------------------------------------------------------------------------------------
Gross Profit                           119,641       117,452       104,966       144,518
-----------------------------------------------------------------------------------------
Net Income                              19,993        16,258         8,047        24,631
-----------------------------------------------------------------------------------------
Primary Earnings Per Share            $    .27      $    .22      $    .11      $    .32
-----------------------------------------------------------------------------------------
Fully Diluted Earnings Per Share      $    .25      $    .21      $    .11      $    .30
-----------------------------------------------------------------------------------------



The computation of fully diluted earnings per share reflects additional shares issuable assuming conversion of convertible securities. Quarterly earnings per share do not total to the earnings per share due to the weighted average number of shares outstanding in each quarter.

NOTE K -- SUBSEQUENT EVENTS

Proceeds received subsequent to May 31, 1997, from the sales of the Company's Craft House subsidiary and Tremco's Windows and Autoglass businesses were used to reduce the Company's long-term debt by approximately $135,000,000.

NOTE L -- RECENTLY ISSUED ACCOUNTING STANDARD

In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share," which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The impact of Statement 128 on the calculation of primary and fully diluted earnings per share will not be material.

================================================================================

INDEPENDENT AUDITORS REPORT

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
RPM, INC. AND SUBSIDIARIES
MEDINA, OHIO

We have audited the accompanying consolidated balance sheets of RPM, Inc. and Subsidiaries as of May 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three year period ended May 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RPM, Inc. and Subsidiaries at May 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three year period ended May 31, 1997, in conformity with generally accepted accounting principles.

/s/ Ciulla Smith & Dale LLP

Cleveland, Ohio
July 10, 1997

36