Form 10-K, Exhibit 13
period 1998-05-31
RPM INC/OH/
filed 1998-08-27
CIK 110621

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION
RPM, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

Results of Operations


Fiscal 1998 Compared To Fiscal 1997

       The Company achieved its 51st consecutive record year of sales and earnings in the 1998 fiscal year. Sales reached $1.62 billion, a 20% increase over 1997, while earnings grew 12%, to $87.8 million.

       On March 31, 1998, the Company acquired The Flecto Company, Inc. ("Flecto"), a leading manufacturer of wood finishes and equipment for the retail do-it-yourself wood and floor finishing markets [refer to Note A (2)]. With annual sales of approximately $50 million, Flecto has the leading market share position in Canada and substantial market share in the United States and will complement the Company's other leading consumer name brand companies targeting the retail do-it-yourself market, such as Rust-Oleum, Zinsser, Bondex and Bondo.

       The Flecto acquisition and that of Tremco, Inc. on February 1, 1997, along with several smaller acquisitions and joint ventures, net of several small divestitures, accounted for approximately 65% of the 1998 sales increase. The Company's existing operations generated the balance of the sales increase, growing at the rate of 7% for the year, almost entirely from higher unit volume as pricing adjustments have been negligible. The consumer businesses grew slightly faster than the industrial in 1998. Exchange rate differences had a slight negative effect of less than 1% of sales versus last year and, should the dollar continue to strengthen, this trend will continue.

       The UPS strike affected shipments and caused some loss of business early in the year, and generally slower retail markets affected consumer operations during the first half of the year. Substantially all operating units experienced generally stronger growth in the second half.

       The Company's gross profit margin has continued to strengthen, improving to 44.8% from 44.3% a year ago. This is the result of the stronger average margins of the recently acquired companies, Tremco and Flecto, coupled with margin improvements at Tremco throughout the year, mainly from purchasing savings by being part of a larger group, and the successful restructuring of its operations which is on schedule. Raw material price changes were not a significant issue this year and the Company is confident that such changes in the foreseeable future will continue to be effectively managed.

       Selling, general and administrative expenses increased to 33.3% of sales from 31.8% in 1997. Tremco and Flecto, with their proportionately higher costs in this category, plus acquisition related expenses, account for the majority of this increase. Existing operations increased certain promotional and related spending to further the Company's growth, as planned. The consumer businesses, in particular, also incurred higher freight costs in 1998 to meet the increasing demands for smaller, more frequent shipments to their customers, while the Far East economic situation precipitated certain bad debts and exchange losses among the industrial businesses.

       Interest expense increased $6.2 million in 1998 [refer to Note A(11)], reflecting the additional indebtedness to acquire Tremco, Flecto, and other smaller acquisitions, plus non-cash interest accretion. Debt reductions and fractionally lower interest rates between years reduced net interest expense, comparatively.

       The tax rate improved in 1998 [refer to Note C], with the most significant improvements coming from the foreign sales corporation (FSC) resulting in more favorable tax treatment of the Company's exports from the U.S., proportionately lower state and local taxes, and fewer tax disadvantaged losses among foreign countries.

       Approximately half the growth in earnings and earnings per share was generated by existing operations, and the balance from the net effect of acquisitions and divestitures.

       The decline in the Company's net income margin to 5.4% from 5.8% a year ago is the result of the Tremco acquisition and its comparatively lower return on sales, primarily as a result of related acquisition costs. Tremco's return improved significantly this year and should continue to improve with growth combined with the savings that have been generated through continuing restructuring programs.

       The Company's earnings per share this year were affected by the averaging of Company shares issued in connection with Flecto and a smaller acquisition, causing a 12% increase in earnings to relate to an 11% increase in diluted earnings per share. All previously reported per share data have been restated to reflect a 25% stock dividend issued December 8, 1997.

       Subsequent to year-end, on July 8, 1998, the Company called for the redemption of all of its $400 million face value at maturity Liquid Yield Option Notes (LYONs) due 2012 [refer to Note B]. The accreted value of the LYONs securities on the August 10, 1998 redemption date was approximately $192 million. Bondholders converted approximately $160 million of this amount into
10.1 million Company shares, which will correspondingly increase the Company's basic shares outstanding. The remaining 2.1 million shares that had been reserved for this conversion will now be removed from the calculation of diluted earnings per share. The first-year interest savings resulting from the LYONs converted into Company shares will amount to approximately $8 million on an annualized basis.

       Environmental obligations continue to be appropriately addressed and, based upon the latest available information, it is not anticipated that the outcome of such matters will materially affect the Company's results of operations or financial position. However, such costs could be material to results of operations in a future period [refer to Note H].

       The Company's foreign sales and results of operations are subject to the impact of foreign currency fluctuations. As most of the Company's foreign operations are in countries with fairly stable currencies, such as Belgium and Canada, this effect has not been significant. In addition, foreign debt is denominated in the respective foreign currency, thereby eliminating any related translation impact on earnings. Should the dollar continue to strengthen, the Company's foreign results of operations will be negatively impacted; to date, the effect has not been significant. The Company does not currently hedge against the risk of exchange rate fluctuations [refer to Note I].

       The Company has evaluated its existing information systems to identify the changes needed for Year 2000 compliance. Because the Company is highly decentralized, comprised of multiple operating companies, the need to upgrade or replace a large system does not exist, thereby minimizing the complexity of the required modifications. The Year 2000 evaluation effort has included the use of outside consultants to independently test the effectiveness of planned modifications. Although conclusive cost estimates have not been determined, it is anticipated that Year 2000 costs will result in increased expenses and capital expenditures during fiscal years 1999 and 2000. The Company does not anticipate, however, that Year 2000 compliance costs will have a material effect on its financial position or results of operations in those fiscal years.

Results of Operations

FISCAL 1997 COMPARED TO FISCAL 1996

       Fibergrate Composite Structures Incorporated (Fibergrate), formerly known as Okura Holdings, Inc., was acquired on June 13, 1996. With annual sales of approximately $40 million, Fibergrate is a leading global manufacturer of molded and pultruded fiberglass reinforced plastic grating products used for pedestrian walkways, platforms, staircases and similar types of industrial structures. Fibergrate offers the Company an attractive opportunity to capitalize on market, product and customer synergies with its sister companies, particularly Stonhard in flooring systems.

       On February 1, 1997, the Company completed the acquisition of Tremco, Inc., Cleveland, Ohio. Tremco manufactures roofing systems, sealants and coatings under the Tremco brand name selling primarily to the building maintenance market. Tremco's product lines and distribution network complement many of the Company's operations. Upon its acquisition, Tremco began major restructuring and, in June 1997, the Company completed the sale of Tremco's $70 million insulating glass unit (Swiggle) and $10 million Autoglass division, both of which served OEM markets unrelated to RPM's core business. In accordance with accounting standards, the Company's results of operations did not include the results of Swiggle or Autoglass or the associated interest expense related to the respective borrowings being repaid with the sale proceeds [refer to Note A
(2)]. As a result of these transactions, Tremco had a restructured annual revenue base of approximately $230 million.

       The Fibergrate and Tremco acquisitions and that of Dryvit Systems, Inc. (Dryvit) on September 21, 1995, along with several smaller acquisitions and joint ventures, net of several small divestitures, accounted for approximately 60% of the 1997 sales increase. The Company's existing operations generated the balance of the sales increase, approximately 8%, net of divestitures, slightly favoring the industrial lines, and almost entirely from higher unit volume as pricing adjustments were negligible year-to-year. Exchange rate differences had a slight negative effect on sales in 1997 versus 1996.

       The Company's gross profit margin strengthened to 44.3% in 1997 from 42.8% in 1996. Nearly half of the 1997 improvement came from the efforts of existing operations, where leveraged purchasing of significant materials resulted in a number of lower raw material costs, primarily among consumer lines, and where conversion costs continue to be appropriately controlled. The balance of the gross profit margin improvement was the result of stronger average margins among the acquired companies, particularly Fibergrate and Tremco, coupled with weaker margins among the companies recently divested.

       Selling, general and administrative expenses increased in 1997 to 31.8% of sales compared with 30.0% in 1996. A $2 million insurance recovery plus several other non-recurring expense reductions during 1996, coupled with planned increases in promotional spending to further the Company's growth, and the timing of certain expenses in 1997, caused the majority of the percentage change in this expense category. The recent acquisitions, especially Tremco, and divestitures accounted for the remainder of this percentage difference.

       During 1997, certain businesses and assets were divested in pursuit of management's commitment to its core markets and the reduction of debt created by the Tremco acquisition. The net gains that resulted from these divestitures were not material to the Company's results.

       Interest expense increased $6.8 million in 1997, driven primarily by additional indebtedness associated with Tremco, Fibergrate, Dryvit and other acquisitions. The reduction of debt from year-to-year, and fractionally lower interest rates between years, reduced net interest expense comparatively.

       The tax rate improved in 1997, primarily through the establishment of a foreign sales corporation. This benefit was somewhat reduced, however, by tax disadvantaged losses of Tremco in several foreign countries.

       The 1997 decline in the Company's net income margin to 5.8% from 6.1% in 1996 was the result of the Tremco acquisition, which added approximately $74 million to fiscal 1997 sales and, as expected, did not contribute to earnings due to the seasonality of their product lines and related acquisition costs. The Company's 1997 net income margin would have been 6.1% were it not for this effect.

       The Company's earnings per share in 1997 were affected by the averaging of Company shares issued in connection with the September 1995 Dryvit acquisition, causing the 14% increase in earnings to compare with a 10% increase in diluted earnings per share.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION
RPM, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------


Capital Resources and Liquidity

CASH PROVIDED FROM OPERATIONS

       The Company generated cash from operations of $111 million in 1998, $42 million more than during 1997, on an earnings increase of $9.5 million. This is primarily attributable to the seasonality of Tremco's business between its date of acquisition, February 1, 1997, and May 31, 1997. There were also temporary accumulations of certain inventories a year ago to take advantage of pricing opportunities and to accommodate several new product introductions.

       Cash flow from operations continues to be the primary source of financing the Company's internal growth, with limited use of short-term credit.

INVESTING ACTIVITIES

       The Company is not capital intensive, but continually invests in capital expenditures primarily to accommodate the Company's continued growth through improved production and distribution efficiency and capacity, and enhanced administration. Such expenditures generally do not exceed depreciation and amortization in a given year. Capital expenditures in 1998 amounted to $60 million compared with depreciation and amortization of $57 million.

       The investment of $48 million in new businesses this year reflects the acquisition of Flecto and several other smaller businesses and assets this year, net of cash acquired. The Company historically has acquired complementary businesses and this trend is expected to continue.

       The Company's captive insurance company invests in and trades marketable securities in the ordinary course of conducting its operations, and this activity will continue. The differences between years are primarily attributable to the timing of investments.

       Earlier this year the Company collected a $23.3 million May 31, 1997 receivable associated with the sale of a business and completed the sales of Tremco's insulating glass unit and Autoglass division for a net amount of $107.5 million, as previously discussed under Results of Operations.

FINANCING ACTIVITIES

       The $130.8 million net proceeds mentioned above were used to reduce the Company's revolving credit facility, $51 million of additional debt was incurred to finance acquisitions during the year and $9.6 million of non-cash accretion was added to long-term debt. The difference is mainly related to currency translation changes.

       As a result of these transactions, the Company has a debt-to-capital ratio of 56% compared to 62% at May 31, 1997, while interest coverage is five times on a reported basis and nearly seven times on a cash basis. The LYONs redemption subsequent to year-end, referred to above, has resulted in a decrease in long-term debt of approximately $160 million and an equivalent increase in shareholders' equity. The Company's revolving credit facility was used to fund the LYONs securities redeemed for cash in the amount of approximately $32 million. The Company's debt-to-capital ratio has been reduced to 44% and interest coverage has improved to six times as a result of this redemption.

       On March 5, 1998, the Company completed a public offering of $100 million of Notes due 2008 (the "Notes"). The Notes are unsecured obligations of the Company and rank pari passu with all other unsecured obligations of the Company. During the first two years, the Notes will bear interest, payable semi-annually in arrears, at a rate per annum equal to the London Interbank Offered Rate ("LIBOR") for U.S. dollar deposits for a period of six months, minus 5 basis points. During any subsequent period, the Notes will bear interest, payable semi-annually in arrears, at a rate of 6.50% per annum, or the three month LIBOR rate.

       The total net proceeds of this offering of approximately $99 million were used to reduce the outstanding balance of the Company's $500 million revolving line of credit. The Company subsequently reduced the limit of this credit facility to $300 million.

       The Company acquired Flecto for a combination of cash and the issuance of Company shares, with the Company's revolving credit facility being utilized for the cash portion of this transaction.

       The stronger dollar effect on the Company's foreign net assets has tended to reduce shareholders' equity and this trend could continue if the dollar continues to strengthen, and the growth of these net assets continues.

       The Company maintains excellent relations with its banks and other financial institutions to further enable the financing of future growth opportunities.

Forward Looking Statements


       The foregoing discussion includes forward-looking statements relating to the business of the Company. These forward-looking statements, or other statements made by the Company, are made based on management's expectations and beliefs concerning future events impacting the Company and are subject to uncertainties and factors (including those specified below) which are difficult to predict and, in many instances, are beyond the control of the Company. As a result, actual results of the Company could differ materially from those expressed in or implied by any such forward-looking statements. These uncertainties and factors include (a) the price and supply of raw materials, particularly titanium dioxide, certain resins, aerosols and solvents; (b) continued growth in demand for the Company's products; (c) risks associated with environmental liability inherent in the nature of a chemical coatings business;
(d) the effect of changes in interest rates; (e) the effect of fluctuations in currency exchange rates upon the Company's foreign operations; (f) the effect of non-currency risks of investing in and conducting operations in foreign countries, including those relating to political, social, economic and regulatory factors; (g) the impact of future acquisitions; and (h) the potential future impact of Year 2000-related software conversion issues which may result from the actions or inactions of third parties with whom the Company and its operating companies do business.





CONSOLIDATED BALANCE SHEETS
RPM, INC. AND SUBSIDIARIES
(In thousands, except per share amounts)

 May 31                                                                                       1998                   1997
---------------------------------------------------------------------------------------------------------------------------

ASSETS
CURRENT ASSETS
   Cash and short-term investments (Note A)                                                 $    40,783       $    37,442
   Trade accounts receivable (less allowances of $12,718 in 1998 and $12,006 in 1997)           332,944           291,923
   Inventories (Note A)                                                                         243,249           215,306
   Prepaid expenses and other current assets                                                     55,498            68,156
   Businesses held for sale (Note A)                                                                              107,494
=========================================================================================================================

       TOTAL CURRENT ASSETS                                                                     672,474           720,321
-------------------------------------------------------------------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT, AT COST (NOTE A)
   Land                                                                                          27,510            23,903
   Buildings and leasehold improvements                                                         187,405           168,132
   Machinery and equipment                                                                      300,995           268,061
-------------------------------------------------------------------------------------------------------------------------
                                                                                                515,910           460,096

   Less allowance for depreciation and amortization                                             210,013           189,812
-------------------------------------------------------------------------------------------------------------------------

       PROPERTY, PLANT AND EQUIPMENT, NET                                                       305,897           270,284
-------------------------------------------------------------------------------------------------------------------------
OTHER ASSETS
   Cost of businesses over net assets acquired, net of amortization (Note A)                    423,304           375,606
   Other intangible assets, net of amortization (Note A)                                        232,614           219,098
   Equity in unconsolidated affiliates                                                           20,536            18,758
   Other                                                                                         28,454            29,161
=========================================================================================================================

       TOTAL OTHER ASSETS                                                                       704,908           642,623
-------------------------------------------------------------------------------------------------------------------------

TOTAL ASSETS                                                                                $ 1,683,279       $ 1,633,228
-------------------------------------------------------------------------------------------------------------------------



LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable                                                                         $   119,882       $   109,400
   Current portion of long-term debt (Note B)                                                     6,316             3,967
   Accrued compensation and benefits                                                             52,941            40,641

   Accrued loss reserves (Note H)                                                                43,332            37,699
   Other accrued liabilities                                                                     51,383            40,141
   Income taxes payable (Notes A and C)                                                          11,915             9,938
=========================================================================================================================

       TOTAL CURRENT LIABILITIES                                                                285,769           241,786
-------------------------------------------------------------------------------------------------------------------------

LONG-TERM LIABILITIES
   Long-term debt, less current maturities (Note B)                                             715,689           784,439
   Other long-term liabilities                                                                   56,704            43,497
   Deferred income taxes (Notes A and C)                                                         58,059            70,210
=========================================================================================================================

       TOTAL LIABILITIES                                                                      1,116,221         1,139,932
-------------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
   Common shares, stated value $.015 per share; authorized 200,000,000 shares,
     issued and outstanding 100,254,000; 98,029,000 in 1997 (Note D)                              1,460             1,428
   Paid-in capital                                                                              264,508           229,619
   Cumulative translation adjustment (Note A)                                                   (13,821)           (8,216)
   Retained earnings                                                                            314,911           270,465
=========================================================================================================================

       TOTAL SHAREHOLDERS' EQUITY                                                               567,058           493,296
-------------------------------------------------------------------------------------------------------------------------


TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                  $ 1,683,279       $ 1,633,228
-------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.


CONSOLIDATED STATEMENTS OF INCOME
RPM, INC. AND SUBSIDIARIES
(In thousands, except per share amounts)
---------------------------------------------------------------------------------------------------------------------------

 Year Ended May 31                                                          1998                 1997                1996
---------------------------------------------------------------------------------------------------------------------------


NET SALES                                                             $1,615,274           $1,350,537          $1,136,396
Cost of sales                                                            891,862              752,391             649,819
---------------------------------------------------------------------------------------------------------------------------

Gross profit                                                             723,412              598,146             486,577
Selling, general and administrative expenses                             537,156              429,838             340,851
Interest expense, net                                                     36,700               32,580              25,840
---------------------------------------------------------------------------------------------------------------------------

Income before income taxes                                               149,556              135,728             119,886
Provision for income taxes (Note C)                                       61,719               57,413              50,957
---------------------------------------------------------------------------------------------------------------------------


NET INCOME                                                          $     87,837          $    78,315          $   68,929
---------------------------------------------------------------------------------------------------------------------------

Average shares outstanding (Note D)                                       98,527               97,285              95,208
---------------------------------------------------------------------------------------------------------------------------

Basic earnings per common share (Note D)                                  $  .89               $  .81               $ .72
---------------------------------------------------------------------------------------------------------------------------

Diluted earnings per common share (Note D)                                $  .84               $  .76               $ .69
---------------------------------------------------------------------------------------------------------------------------

Cash dividends per common share                                           $  .44               $  .41               $ .38
---------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.




CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
RPM, INC. AND SUBSIDIARIES
(In thousands, except per share amounts)


                                                  COMMON SHARES
                                            ----------------------
                                               NUMBER                                 CUMULATIVE
                                             OF SHARES*    STATED       PAID-IN       TRANSLATION    RETAINED
                                              (NOTE D)     VALUE        CAPITAL       ADJUSTMENT     EARNINGS         TOTAL
                                              --------     -----        -------       ----------     --------         -----

   BALANCE AT MAY 31, 1995                     91,628    $   1,334    $  149,028     $      580     $  199,527    $   350,469
     Net income                                                                                         68,929         68,929
     Dividends paid                                (5)                    (1,145)                      (35,598)       (36,743)
     Business combinations                      5,000           73        66,089                          (962)        65,200
     Stock option exercises, net                  188            3         1,047                                        1,050
     Translation adjustments                                                             (3,072)                       (3,072)
-----------------------------------------------------------------------------------------------------------------------------

   BALANCE AT MAY 31, 1996                     96,811        1,410       215,019         (2,492)       231,896        445,833
     Net income                                                                                         78,315         78,315
     Dividends paid                                                                                    (39,746)       (39,746)
     Amendment of articles                                                  (250)                                        (250)
     Business combinations                        965           14        13,586                                       13,600
     Stock option exercises, net                  253            4         1,264                                        1,268
     Translation adjustments                                                             (5,724)                       (5,724)
-----------------------------------------------------------------------------------------------------------------------------

   BALANCE AT MAY 31, 1997                     98,029        1,428       229,619         (8,216)       270,465        493,296
     Net income                                                                                         87,837         87,837
     Dividends paid                                (6)                       (83)                      (43,391)       (43,474)
     Debt conversion                               32                        499                                          499
     Business combinations                      1,813           26        32,259                                       32,285
     Stock option exercises, net                  276            4         2,216                                        2,220
     Restricted stock grants                      110            2            (2)
     Translation adjustments                                                             (5,605)                      (5,605)
-----------------------------------------------------------------------------------------------------------------------------

   BALANCE AT MAY 31, 1998                    100,254    $   1,460    $  264,508     $  (13,821)    $  314,911    $   567,058
-----------------------------------------------------------------------------------------------------------------------------

   See Notes to Consolidated Financial Statements.

   * Restated

CONSOLIDATED STATEMENTS OF CASH FLOWS
RPM, INC. AND SUBSIDIARIES
(In thousands, except per share amounts)

 YEAR ENDED MAY 31                                                       1998                1997                 1996
---------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                         $87,837              $78,315               $68,929
   Adjustments to reconcile net income to
     net cash provided by operating activities:
       Depreciation and amortization                                   57,009               51,145                42,562
       (Decrease) in deferred liabilities                             (10,459)              (7,400)               (5,696)
       (Earnings) of unconsolidated affiliates                         (2,217)              (2,275)               (2,120)
       Non-cash interest expense                                        9,599                9,127                 8,666
   Changes in assets and liabilities, net of effect
     from purchases and sales of businesses:
       (Increase) in accounts receivable                              (26,944)             (34,934)              (17,249)
       (Increase) in inventory                                        (19,727)             (11,722)               (4,441)
       (Increase) in prepaid and other assets                          (4,163)              (9,520)               (3,319)
       Increase in accounts payable                                     6,138                3,489                 9,808
       Increase (decrease) in accrued liabilities                      18,413               (4,568)                 (728)
       Other                                                           (4,453)              (2,706)                 (723)
---------------------------------------------------------------------------------------------------------------------------

             Cash From Operating Activities                           111,033               68,951                95,689
---------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures                                               (60,343)             (35,825)              (33,196)
   Acquisition of businesses, net of cash acquired                    (47,709)            (315,960)              (45,375)
   Purchase of marketable securities                                  (27,224)             (13,428)              (17,453)
   Proceeds from marketable securities                                 17,355               14,992                10,951
   Distributions from joint ventures                                      592                  261                 1,571
   Investments in joint ventures                                       (2,702)                (200)               (1,663)
   Proceeds from sale of assets and businesses                        131,222                8,930                11,666
---------------------------------------------------------------------------------------------------------------------------

             Cash From (Used For) Investing Activities                 11,191             (341,230)              (73,499)
---------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Additions to long-term and short-term debt                         292,117              508,528               219,119
   Reductions of long-term and short-term debt                       (369,746)            (179,934)             (205,595)
   Cash dividends/distributions paid                                  (43,474)             (39,746)              (36,743)
   Exercise of stock options                                            2,220                1,268                 1,050
   Other                                                                                      (250)
---------------------------------------------------------------------------------------------------------------------------

             Cash From (Used For) Financing Activities               (118,883)             289,866               (22,169)
---------------------------------------------------------------------------------------------------------------------------

NET INCREASE IN CASH                                                    3,341               17,587                    21
CASH AT BEGINNING OF YEAR                                              37,442               19,855                19,834
---------------------------------------------------------------------------------------------------------------------------

CASH AT END OF YEAR                                                   $40,783              $37,442               $19,855
---------------------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Cash paid during the year for:
     Interest                                                         $32,375              $23,454               $14,369
     Income taxes                                                     $70,189              $67,842               $59,277

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
     Interest accreted on LYONs                                       $ 9,599              $ 9,127               $ 8,666
     Common shares issued for acquisitions                            $32,285              $13,600               $65,200
     Receivables from disposition of businesses                       $                    $26,728               $
     Conversion of debt to equity                                     $   499              $                     $
---------------------------------------------------------------------------------------------------------------------------

 See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- MAY 31, 1998, 1997 AND 1996
RPM, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

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

2. BUSINESS COMBINATIONS

    During the two year period ended May 31, 1998, the Company completed several acquisitions. As reported last year, the Company acquired all the outstanding shares of Tremco, Incorporated and Fibergrate Composite Structures, Inc. On March 31, 1998, the Company acquired all the outstanding shares of The Flecto Company, Inc. and affiliates.

       These acquisitions as well as several small product line acquisitions have been accounted for by the purchase method of accounting and the difference of approximately $187,000,000 between the fair value of net assets acquired and the purchase consideration of $427,000,000 ($381,000,000 in cash and 2,777,000 of the Company's shares) has been allocated to goodwill. The purchase price allocations have been based on preliminary estimates, which may be revised at a later date. The assets, liabilities and operating results of these companies are reflected in the Company's financial statements from their respective dates of acquisition forward.

       As reported last year, the Company completed the sale of Tremco's Windows and Autoglass businesses for $107,000,000. In addition, the Company also completed several other divestitures and product line restructurings during the past two years resulting in an immaterial gain with additional proceeds to the Company of approximately $36,000,000.

       The following data summarizes, on an unaudited pro forma basis, the combined results of operations of the Company and the significant businesses acquired for the two years ended May 31, 1998. The pro forma amounts give effect to appropriate adjustments resulting from the combination, but are not necessarily indicative of future results of operations or of what results would have been for the combined companies.

 YEAR ENDED MAY 31                       1998         1997
--------------------------------------------------------------------------------


                                           (UNAUDITED)
                                     (IN THOUSANDS, EXCEPT
                                       PER SHARE AMOUNTS)
--------------------------------------------------------------------------------

Net Sales                         $  1,648,453    $1,586,482
--------------------------------------------------------------------------------
Net Income                        $     88,133    $   82,962
--------------------------------------------------------------------------------
Basic Earnings Per Common Share        $   .88         $ .84
--------------------------------------------------------------------------------
Diluted Earnings Per Common Share      $   .83         $ .79
--------------------------------------------------------------------------------

3. FOREIGN CURRENCY

       The functional currency of foreign subsidiaries is their local currency. Accordingly, for the periods presented, assets and liabilities have been translated using exchange rates prevailing at year-end while income and expense for the periods have been translated using an average exchange rate. The resulting translation adjustments have been recorded in shareholders' equity and will be included in net earnings only upon the sale or liquidation of the underlying foreign investment, which is not contemplated at this time. Transaction gains and losses have been immaterial during the past three fiscal years.

4. CASH AND SHORT-TERM INVESTMENTS

       For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company does not believe it is exposed to any significant credit risk on cash and short-term investments.

5. MARKETABLE SECURITIES

       Marketable securities of $21,319,000 and $11,338,000 at May 31, 1998 and 1997, respectively, are included in other current assets and are stated at cost which approximates their fair market value.

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

7. INVENTORIES

       Inventories are stated at the lower of cost or market, cost being determined substantially on a first-in, first-out (FIFO) basis and market being determined on the basis of replacement cost or net realizable value. Inventory costs include raw material, labor and manufacturing overhead. Inventories were composed of the following major classes:

 MAY 31                              1998             1997
--------------------------------------------------------------------------------


                                      (In thousands)
--------------------------------------------------------------------------------

Raw material and supplies      $    77,173      $   75,333
Finished goods                     166,076         139,973
--------------------------------------------------------------------------------
Total Inventory                $   243,249      $  215,306

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- MAY 31, 1998, 1997 AND 1996
(CONT.)
RPM, INC. AND SUBSIDIARIES

8. DEPRECIATION

       Depreciation is computed over the estimated useful lives of the assets primarily using the straight-line method. The annual depreciation rates are based on the following ranges of useful lives:
--------------------------------------------------------------------

Land improvements                                     5 to 35 years
Buildings and improvements                            5 to 50 years
Machinery and equipment                               3 to 20 years


9. INTANGIBLES

       The excess of cost over the underlying value of the net assets of companies acquired is being amortized on the straight-line basis, primarily over forty years. Amortization expense charged to operations for the three years ended May 31, 1998 was $12,435,000, $9,916,000 and $7,562,000, respectively.
Cost of businesses over net assets acquired is shown net of accumulated amortization of $56,611,000 at May 31, 1998 ($44,351,000 at May 31, 1997).

       Intangible assets also represent costs allocated to formulae, trademarks, trade names and other specifically identifiable assets arising from business acquisitions. These assets are being amortized using the straight-line method over periods of 5 to 40 years. The Company assesses the recoverability of the excess of cost over the assigned value of net assets acquired by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operations. Amortization expense charged to operations for the three years ended May 31, 1998, was $11,473,000, $10,936,000 and $7,553,000 respectively.

       Other intangible assets consist of the following major classes:

 MAY 31                              1998             1997
--------------------------------------------------------------------------------

                                      (In thousands)
--------------------------------------------------------------------------------

Trademarks                     $   83,621        $  85,472
Formulae                           89,648           83,693
Distributor network                37,500           37,500
Workforce                          36,783           33,300
Patents                            10,518            4,778
Other                              16,162            5,421
--------------------------------------------------------------------------------
                                  274,232          250,164
Accumulated amortization           41,618           31,066
--------------------------------------------------------------------------------

Other Intangible Assets, Net   $  232,614         $219,098
--------------------------------------------------------------------------------


10. RESEARCH AND DEVELOPMENT

       Research and development costs are charged to operations when incurred and are included in operating expenses. The amounts charged for the three years ended May 31, 1998, were $15,815,000, $14,610,000 and $13,712,000, respectively.
The customer sponsored portion of such expenditures was not significant.

11. INTEREST EXPENSE, NET

       Interest expense is shown net of investment income which consists of interest, dividends and capital gains. Investment income for the three years ended May 31, 1998, was $4,154,000, $2,059,000 and $2,005,000, respectively.

12. INCOME TAXES

       The Company and its wholly owned domestic subsidiaries file a consolidated federal income tax return. The tax effects of transactions are recognized in the year in which they enter into the determination of net income, regardless of when they are recognized for tax purposes. As a result, income tax expense differs from actual taxes payable. The accumulation of these differences at May 31, 1998, is shown as a noncurrent liability of $58,059,000 (net of a noncurrent asset of $40,984,000). At May 31, 1997, the noncurrent liability was $70,210,000 (net of a noncurrent asset of $31,773,000). The Company does not intend to distribute the accumulated earnings of consolidated foreign subsidiaries amounting to $69,691,000 at May 31, 1998, and $48,453,000 at May 31, 1997, and therefore no provision has been made for the taxes which would result if such earnings were remitted to the Company.

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



Note B -- Borrowings

       A description of long-term debt follows:

 MAY 31                                                                                                  1998       1997
---------------------------------------------------------------------------------------------------------------------------

                                                                                                        (IN THOUSANDS)
---------------------------------------------------------------------------------------------------------------------------
$400 million face value at maturity Liquid Yield Option Notes (LYONs) due 2012.
The 5.25% LYONs are zero coupon subordinated notes convertible at $15.59 at May
31, 1998 ($14.80 at May 31, 1997). Subsequent to May 31, 1998, the Company gave notice to redeem the entire issue on August 10, 1998 for $191,722,000. Holders may convert until that date at the rate of 30.52 shares per $1,000 face value at
maturity note. There are 12,175,000 shares reserved for the conversion.                                $189,809   $180,716

Revolving credit agreement for $300,000,000 ($500 million at May 31, 1997) with nine banks through February 2, 2002. Interest, which is tied to one of various rates, was 5.88% at May 31, 1998. The Chairman of the Board and Chief Executive
Officer of the Company is a director of one of the banks providing this
facility.                                                                                               243,000    417,000

7% unsecured senior notes due June 15, 2005.                                                            150,000    150,000

Unsecured notes due 2008 bearing interest for two years at the six month LIBOR
rate minus five basis points (5.75% at May 31, 1998).                                                   100,000

Multi-currency revolving credit agreement for $45,000,000 with a bank through
December 14, 2001. Interest, which is tied to one of various rates, averaged
4.00% on the $10,551,000 Dutch Guilder component, 4.37% on the $5,335,000
Belgian Franc component and 4.01% on the $4,990,000 French Franc component
at May 31, 1998.                                                                                         20,876     23,799

6.75% unsecured senior notes due to an insurance company in annual installments
from 1998 through 2003.                                                                                  10,286     12,000

Other notes and mortgages payable at various rates of interest due in installments
through 2006, substantially secured by property.                                                          8,034      4,891
----------------------------------------------------------------------------------------------------------------------------

                                                                                                        722,005    788,406
Less current portion                                                                                      6,316      3,967
---------------------------------------------------------------------------------------------------------------------------

Total long-term debt, less current maturities                                                          $715,689   $784,439
---------------------------------------------------------------------------------------------------------------------------


Additionally, at May 31, 1998, the Company had unused short-term lines of credit with several banks totalling $108,883,000.

The aggregate maturities of long-term debt for the five years subsequent to May 31, 1998, are as follows: 1999 - $6,316,000; 2000 - $3,019,000; 2001 -
$2,706,000; 2002 - $266,232,000; 2003 - $1,951,000.

Note C -- Taxes

       The provision for taxes on income includes the following:

 YEAR ENDED MAY 31                                                                   1998             1997            1996
---------------------------------------------------------------------------------------------------------------------------

                                                                                              (In thousands)
---------------------------------------------------------------------------------------------------------------------------

Federal income tax rate of 35% applied to income before income taxes           $   52,345       $   47,505      $   41,960
Increase (decrease) in taxes resulting from:
Tax credits                                                                        (1,132)            (291)           (585)
State and local taxes - Net of federal income tax benefit                           6,033            5,994           5,323
Foreign taxes in excess of U.S. federal tax rate                                      433            1,161             500
Amortization of goodwill                                                            3,346            2,144           3,411
All other items, none of which exceed 5% of computed tax                              694              900             348
---------------------------------------------------------------------------------------------------------------------------

Actual tax expense                                                             $   61,719       $   57,413       $  50,957
---------------------------------------------------------------------------------------------------------------------------

Actual tax rate                                                                     41.27%           42.30%          42.50%
---------------------------------------------------------------------------------------------------------------------------

The provision for income taxes consists of the following:
Current
   Federal                                                                     $   49,802       $   48,363       $  43,992
   State                                                                            9,281            9,222           8,189
   Foreign                                                                         13,096            7,228           4,473
---------------------------------------------------------------------------------------------------------------------------

                                                                                   72,179           64,813          56,654
Deferred
   Federal                                                                         (9,970)         (7,681)         (5,814)
   Foreign                                                                           (490)             281             117
---------------------------------------------------------------------------------------------------------------------------

Actual tax expense                                                             $   61,719       $   57,413       $  50,957
---------------------------------------------------------------------------------------------------------------------------

       Deferred income taxes result from timing differences in recognition of revenue and expense for book and tax purposes, primarily from the tax timing differences relating to business combinations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- MAY 31, 1998, 1997 AND 1996
(CONT.)
RPM, INC. AND SUBSIDIARIES


 Note D -- Common Shares

       There are 200,000,000 common shares authorized with a stated value of $.015 per share. At May 31, 1998 and 1997, there were 100,254,000 and 98,029,000 shares outstanding respectively, each of which is entitled to one vote.

       Share data for May 31, 1997 and May 31, 1996, have been restated to reflect a 25% stock dividend in December 1997.

       Basic earnings per share are based on the weighted average number of common shares outstanding during each year (98,527,000 in 1998, 97,285,000 in 1997 and 95,208,000 in 1996). In computing diluted earnings per share, the number of common shares was increased by common stock options with exercisable prices lower than the average market prices of common shares during each year and reduced by the number of shares assumed to have been purchased with proceeds from the exercised options.

       The Company has options outstanding under three stock option plans, the 1979 Nonqualified Stock Option Plan, the 1989 Stock Option Plan and the 1996 Key Employees Stock Option Plan which provide for the granting of options for up to 4,500,000 shares. These options are generally exercisable cumulatively in equal annual installments commencing one year from the grant date and have expiration dates ranging from September 1998 to May 2008. At May 31, 1998, 2,856,000 shares (4,500,000 May 31, 1997) were available for future grant.

       Transactions during the last two years are summarized as follows:

 SHARES UNDER OPTION                               1998    1997
--------------------------------------------------------------------------------

                                                 (In thousands)
--------------------------------------------------------------------------------
Outstanding, beginning of year (weighted
average price of $11.29 ranging from $4.89
to $13.80 per share)                              3,204   2,806

Granted (weighted average price of $15.56
ranging from $15.15 to $17.25 per share)          1,644     754

Canceled (weighted average price of $12.97
ranging from $5.03 to $16.35 per share)             (94)    (30)

Exercised (weighted average price of $9.20
ranging from $4.89 to $13.80 per share)            (322)   (326)
--------------------------------------------------------------------------------
Outstanding, end of year (weighted average
price of $12.99 ranging from $5.03 to $17.25
per share)                                        4,432   3,204
--------------------------------------------------------------------------------

Exercisable, end of year (weighted average
price of $11.01 ranging from $5.03 to $16.35
per share)                                        1,889   1,533
--------------------------------------------------------------------------------



              OPTIONS OUTSTANDING             OPTIONS EXERCISABLE
                AT MAY 31, 1998                 AT MAY 31, 1998

   RANGE OF        SHARES  AVERAGE   AVERAGE     SHARES    AVERAGE
EXERCISE PRICES    (000'S)  YEARS     PRICE      (000'S)    PRICE
$ 5.00 - $ 9.99       434    2.8    $  7.99         434  $   7.99
$10.00 - $14.99     2,380    6.8    $ 12.17       1,454  $  11.91
$15.00 - $17.25     1,618    9.2    $ 15.56           1  $  16.35
                    -----                         -----
                    4,432    7.3    $ 12.99       1,889  $  11.01
                    =====                         =====

       The Company is accounting for its stock option plans under the provisions of APB Opinion No. 25 and, accordingly, no compensation cost has been recognized. If compensation cost had been determined based on the fair value at the grant date for awards under this plan consistent with the method prescribed by SFAS No. 123, the Company's net income and earnings per share for the years ended May 31, 1998 and 1997, would have been reduced to the pro forma amounts indicated in the following table:

 YEAR ENDED MAY 31                    1998            1997
--------------------------------------------------------------------------------


                                   (IN THOUSANDS, EXCEPT
                                     PER SHARE AMOUNTS)
--------------------------------------------------------------------------------

Pro Forma Net Income             $  85,920        $ 77,315
--------------------------------------------------------------------------------

Pro Forma Earnings Per Share:
   Basic                            $  .87           $ .79
--------------------------------------------------------------------------------

   Diluted                          $  .82           $ .75
--------------------------------------------------------------------------------

       The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: the expected volatility rate is 27.1% for shares granted in 1998 and 27.5% for 1997; the expected life is 7.0 and 6.9 years, with dividend yields of 2.9% and 2.8% and risk-free interest rates of 6.2% and 6.3%, for 1998 and 1997, respectively.

Note E -- Leases


       At May 31, 1998, certain property, plant and equipment were leased by the Company under long-term leases. Certain of these leases provide for increased rental based upon an increase in the cost-of-living index. Future minimum lease commitments as of May 31, 1998, for all noncancellable leases are as follows:

 MAY 31                                      (IN THOUSANDS)
--------------------------------------------------------------------------------


1999                                              $  7,830
2000                                                 4,943
2001                                                 3,135
2002                                                 2,087
2003                                                 2,610
Thereafter                                           1,031
--------------------------------------------------------------------------------

Total minimum lease commitments                   $ 21,636

       Rental expenses for all operating leases totalled $9,654,000 in 1998, $8,804,000 in 1997 and $6,614,000 in 1996. Capitalized leases were insignificant for the three years ended May 31, 1998.

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

       The net periodic pension cost for the three years ended May 31, 1998, included the following components:

                                        1998      1997     1996
--------------------------------------------------------------------------------

                                               (IN THOUSANDS)
--------------------------------------------------------------------------------
Service cost - Benefits earned
   during the period                $   6,712  $ 4,417  $ 3,086
Interest cost on projected
   benefit obligations                  7,475    5,038    4,428
Actual return on plan assets          (16,325)  (7,388)  (7,367)
Net amortization and deferral           8,440    3,336    3,946
--------------------------------------------------------------------------------

Net pension cost                    $   6,302  $ 5,403  $ 4,093
--------------------------------------------------------------------------------

       The general discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations were 7% (8% for May 31, 1997) and 4.5% (5% for May 31, 1997), respectively. The expected long-term rate of return on assets was 8.5%. The plans' assets consist primarily of stocks, bonds and fixed income securities.

       In addition, the Company recognized $1,065,000 in pension income during the year ended May 31, 1998, due to various one-time curtailment and/or settlement events.

       Pursuant to the provisions of SFAS No. 87, "Employers' Accounting for Pensions," intangible assets of $143,000 and $148,000 were recorded as of May 31, 1998 and 1997, respectively, in order to recognize the required minimum liability.

       The following table sets forth the funded status of the Company's pension plans and the amounts reflected in the accompanying balance sheets:

 MAY 31                                    1998          1997
--------------------------------------------------------------------------------

                                           (IN THOUSANDS)
--------------------------------------------------------------------------------
Actuarial present value of projected
benefit obligation:
     Vested employees                 $ (81,612)    $ (71,681)
     Nonvested employees                 (3,154)       (2,358)
--------------------------------------------------------------------------------

     Accumulated benefit obligation     (84,766)      (74,039)
     Additional amount related to
       projected salary increases       (21,418)      (18,537)
--------------------------------------------------------------------------------

Total projected benefit obligation     (106,184)      (92,576)
Funded assets at fair value             103,519        92,027
--------------------------------------------------------------------------------

Projected benefit obligation in
   excess of assets                      (2,665)         (549)
Unamortized net asset existing at date
   of adoption                             (507)         (450)
Unrecognized prior service cost           1,003         1,458
Unrecognized net loss                     5,412         2,304
Adjustment required to recognize
   minimum liability                       (929)         (148)
--------------------------------------------------------------------------------

Prepaid pension cost                 $    2,314     $   2,615
--------------------------------------------------------------------------------

       Some subsidiaries contribute to multi-employer defined benefit plans for their collective bargaining groups. Contributions to these plans were immaterial for the three-year period ended May 31, 1998. In addition to the defined benefit plans described above, the Company sponsors an employee savings plan under
Section 401(k) of the Internal Revenue Code. The Plan covers substantially all non-union employees in the United States. The Plan provides for matching contributions in Company shares based upon qualified employee contributions. Matching contributions charged to income were $4,001,000 and $2,229,000 for years ended May 31, 1998 and 1997, respectively.

Note G -- Post-Retirement Health Care Benefits


       In addition to the defined benefit pension plan, the Company also provides health care benefits to certain of its retired employees through unfunded plans. Employees become eligible for these benefits if they meet minimum age and service requirements. The components of this expense for the three years ended May 31, 1998 were as follows:

                                      1998    1997    1996
--------------------------------------------------------------------------------

                                           (IN THOUSANDS)
--------------------------------------------------------------------------------
Service cost - Benefits earned
   during this period                $  90  $   36  $    4
Interest cost on the
   accumulated obligation              915     714     673
Net amortization                       (52)           (113)
--------------------------------------------------------------------------------

Net periodic post-retirement
   expense                           $ 953  $  750  $  564
--------------------------------------------------------------------------------

       In addition, the Company recognized $181,000 in income due to the curtailment of these benefits at a union location.

       The accumulated post-retirement obligation recognized on the May 31, 1998 and May 31, 1997 balance sheets are comprised of the following components:

                                     1998             1997
--------------------------------------------------------------------------------

                                      (IN THOUSANDS)
--------------------------------------------------------------------------------

Current retirees                $  10,848         $  8,705
Future retirees                     3,814            3,344
Unrecognized net gain (loss)       (1,407)           1,313
--------------------------------------------------------------------------------

Accumulated post-retirement
   benefit obligation           $  13,255         $ 13,362
--------------------------------------------------------------------------------

       The general discount rate used in determining the accumulated post-retirement benefit obligation as of May 31, 1998 was 7% (8% at May 31, 1997). A 10% increase in the cost of covered health care benefits was generally assumed for fiscal 1998 (12% for fiscal 1997). This trend rate in all cases is assumed to decrease to 5% after several years and remain at that level thereafter except for various union plans which will cap at alternate benefit levels. A 1% increase in the health care costs trend rate would have increased the accumulated post-retirement benefit obligation as of May 31, 1998 by $1,296,000 and the net post-retirement expense by $115,000.

Note H -- Contingencies and Loss Reserves


       Accrued loss reserves consisted of the following classes:

 MAY 31                                     1998         1997
--------------------------------------------------------------------------------

                                            (IN THOUSANDS)
--------------------------------------------------------------------------------

Accrued product liability reserves      $ 23,446     $ 17,145
Accrued warranty reserves - Current       13,983       11,848
Accrued environmental reserves             4,891        6,332
Other                                      1,012        2,374
--------------------------------------------------------------------------------

Accrued loss reserves - Current           43,332       37,699
Accrued warranty reserves - Long-term     30,606       17,762
--------------------------------------------------------------------------------

Total Accrued Loss Reserves             $ 73,938     $ 55,461
--------------------------------------------------------------------------------

       The Company, through its wholly owned insurance subsidiary, provides certain insurance coverage, primarily product liability, to the Company's other domestic subsidiaries. Excess coverage is provided by outside carriers. The Company has provided the reserves reflected above to provide for these losses as well as other uninsured claims. Provision for estimated warranty costs is recorded at the time of sale and periodically adjusted to reflect actual experience.

       In addition, the Company, like others in similar businesses, is involved in several proceedings relating to environmental matters. It is the Company's policy to accrue remediation costs when it is probable that such efforts will be required and the related costs can be reasonably estimated. These liabilities are undiscounted and do not take into consideration any possible recoveries of future insurance proceeds or claims against third parties. Due to the uncertainty inherent in the estimation process, it is at least reasonably possible that actual costs will differ from estimates, but, based upon information presently available, such future costs are not expected to have a material adverse effect on the Company's competitive or financial position or its ongoing results of operations. However, such costs could be material to results of operations in a future period.

Note I -- Industry Segment and Geographic Area Information

       The Company operates principally in one business segment-the manufacture and sale of protective coatings. In computing net income for foreign subsidiaries, no allocations of general corporate expenses have been made.

       Information concerning the Company's operations in different geographical areas of the Company's business at May 31, 1998, 1997 and 1996 and for the years then ended is summarized as follows:

                                                               UNITED           EUROPEAN       OTHER FOREIGN
                                                               STATES          OPERATIONS       OPERATIONS          TOTAL

                                                                                     (IN THOUSANDS)
---------------------------------------------------------------------------------------------------------------------------
NET SALES
   May 31, 1998                                             $1,303,032          $151,376         $ 160,866       $1,615,274
   May 31, 1997                                              1,149,348           115,299            85,890        1,350,537
   May 31, 1996                                              1,001,706            90,880            43,810        1,136,396
---------------------------------------------------------------------------------------------------------------------------
GROSS PROFIT
   May 31, 1998                                                587,419            67,459            68,534          723,412
   May 31, 1997                                                520,461            46,660            31,025          598,146
   May 31, 1996                                                431,493            41,366            13,718          486,577
---------------------------------------------------------------------------------------------------------------------------
INTEREST EXPENSE, NET
   May 31, 1998                                                 35,792               462               446           36,700
   May 31, 1997                                                 31,473               605               502           32,580
   May 31, 1996                                                 22,785             2,738               317           25,840
---------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE TAX
   May 31, 1998                                                119,504            12,805            17,247          149,556
   May 31, 1997                                                118,108            10,337             7,283          135,728
   May 31, 1996                                                108,589             8,773             2,524          119,886
---------------------------------------------------------------------------------------------------------------------------
NET INCOME
   May 31, 1998                                                 69,762             8,519             9,556           87,837
   May 31, 1997                                                 68,843             5,444             4,028           78,315
   May 31, 1996                                                 62,080             5,130             1,719           68,929
---------------------------------------------------------------------------------------------------------------------------
ASSETS EMPLOYED
   May 31, 1998                                              1,433,919           127,552           121,808        1,683,279
   May 31, 1997                                              1,412,157           114,350           106,721        1,633,228
   May 31, 1996                                              1,041,726            86,275            27,075        1,155,076
---------------------------------------------------------------------------------------------------------------------------


The above sales for the year ended May 31, 1998, do not include sales of Company products by joint ventures and licensees of approximately $90,000,000. The Company reflects income from joint ventures on the equity method and receives royalties from its licensees. Export sales were less than 10% of total consolidated revenue for each of the three years.

Note J -- Interim Financial Information (Unaudited)

       The following is a summary of the unaudited quarterly results of operations for the years ended May 31, 1998 and 1997:

 THREE MONTHS ENDED                                          AUGUST 31      NOVEMBER 30       FEBRUARY 28            MAY 31
---------------------------------------------------------------------------------------------------------------------------
                                                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
1998
Net Sales                                                     $415,053         $397,757          $350,456          $452,008
---------------------------------------------------------------------------------------------------------------------------
Gross Profit                                                   184,081          174,353           146,313           218,665
---------------------------------------------------------------------------------------------------------------------------
Net Income                                                      28,186           21,445             5,526            32,680
Basic Earnings Per Share                                       $   .29          $   .22          $    .06          $    .33
---------------------------------------------------------------------------------------------------------------------------
Diluted Earnings Per Share                                     $   .27          $   .21          $    .06          $    .30
---------------------------------------------------------------------------------------------------------------------------

Dividends Per Share                                            $  .104          $  .112          $   .112          $   .112
---------------------------------------------------------------------------------------------------------------------------

 THREE MONTHS ENDED                                          AUGUST 31      NOVEMBER 30       FEBRUARY 28            MAY 31
---------------------------------------------------------------------------------------------------------------------------

                                                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
1997
Net Sales                                                     $329,231         $316,076          $297,177          $408,053
---------------------------------------------------------------------------------------------------------------------------
Gross Profit                                                   142,696          134,046           125,793           195,611
---------------------------------------------------------------------------------------------------------------------------
Net Income                                                      23,956           18,533             7,508            28,318
---------------------------------------------------------------------------------------------------------------------------
Basic Earnings Per Share                                       $   .25          $   .19           $   .08          $    .29
---------------------------------------------------------------------------------------------------------------------------
Diluted Earnings Per Share                                     $   .23          $   .18           $   .08          $    .27

Dividends Per Share                                            $  .096          $  .104           $  .104          $   .104
---------------------------------------------------------------------------------------------------------------------------

       The computation of diluted earnings per share reflects additional shares issuable assuming conversion of convertible securities. Quarterly earnings per share do not total to the yearly earnings per share due to the weighted average number of shares outstanding in each quarter.

Note K -- Recently Issued Accounting Standards


       The FASB recently issued SFAS No. 130, Reporting Comprehensive Income, SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information and SFAS No. 132, Employers' Disclosure about Pensions and Other Post-retirement Benefits. SFAS No. 130 provides for the reporting and presentation of comprehensive income and its components. SFAS No. 131 establishes standards for defining operating segments and reporting certain information about such segments. SFAS No. 132 revised disclosure requirements relative to pension and other post-retirement benefits. Since these statements only impact how financial information is disclosed in interim and annual periods, the adoption of these standards in 1999 will not impact the Company's financial condition or results of operations.

Independent Auditors Report

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
RPM, INC. AND SUBSIDIARIES
MEDINA, OHIO

       We have audited the accompanying consolidated balance sheets of RPM, Inc. and Subsidiaries as of May 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended May 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RPM, Inc. and Subsidiaries at May 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended May 31, 1998, in conformity with generally accepted accounting principles.



/s/ Ciulla, Smith & Dale, LLP
Cleveland, Ohio
July 3, 1998