Form 10-K, Exhibit 13
period 1999-05-31
RPM INC/OH/
filed 1999-08-27
CIK 110621

                                                                    Exhibit 13.1

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


REPORTABLE SEGMENT INFORMATION
------------------------------

Financial Accounting Standards (SFAS) No. 131, Disclosures about Segments of an Enterprise and Related Information, was adopted by the Company effective May 31, 1999. This Standard requires disclosure of segment information using the management approach, or the basis used internally to evaluate operating performance and to decide resource allocations.

The Company has determined that it has two such operating segments - Industrial and Consumer - based on the nature of business activities, products and services; the structure of management and the structure of information as presented to the Board of Directors. Within each Division, individual operating companies or groups of companies generally address common markets, utilize similar technologies, and can share manufacturing or distribution capabilities. The Company evaluates the profit performance of the two Divisions based on earnings before interest and taxes (EBIT), since interest expense is essentially related to corporate acquisitions, as opposed to segment operations.

The Industrial Division includes the following main product lines:

-   Stonhard commercial and industrial flooring systems

-   Tremco roofing systems

-   Carboline high-performance corrosion control coatings

-   Vulkem, DYmeric and Monile sealants

-   Dryvit Exterior Insulation Finishing Systems (EIFS)

-   Day-Glo fluorescent pigments

-   Plasite specialty coatings

-   Fibergrate floor grating

-   TCI powder coatings

-   Alumanation roof coatings

-   American Emulsions textile specialties

-   Kop-Coat wood treatments for lumber mills

-   Euco concrete and masonry specialty products


The Industrial Division has operations throughout North America and accounts for most of RPM's sales in Europe, South America, Asia, South Africa, Australia and the Middle East. The industrial product line is primarily sold to distributors, contractors and to end users, such as industrial manufacturing facilities, educational and governmental institutions and commercial establishments. Industrial Division products reach their markets through a combination of direct sales, sales representative organizations, distributor sales and sales by licensees and joint ventures.

The Consumer Division consists of the following main product lines:

-   Rust-Oleum rust-preventative, decorative and general purpose coatings

- Zinsser primer-sealers, wallcovering removal and preparation products and mildew-resistant coatings

-   Bondo auto and home repair materials

-   Flecto interior wood stains and finishes

-   Wolman deck care products

-   Bondex patch and repair products

-   Testors hobby and leisure products

-   Mohawk and Star furniture refinishing products

-   Westfield Coatings and Chemical Coatings furniture finishes

As of August 3, 1999, DAP sealants, caulks and other products are included in the Consumer Division.

The Consumer Division's products are sold throughout North America by home centers, hardware stores, paint stores, automotive supply stores and craft shops. Major customers include The Home Depot, Lowe's Home Centers, Wal-Mart, Kmart, Sherwin-Williams, Ace Hardware Stores and Cotter & Company. Consumer Division products are sold to retailers through a combination of direct sales, sales representative organizations and distributor sales.

In addition to the two operating segments, there are certain business activities, referred to as Corporate/Other, that do not constitute an operating segment, including corporate headquarters and related administrative expenses, results of the Company's captive insurance company, gains or losses on the sales of certain assets and other expenses not directly associated with either operating segment. Related assets consist primarily of investments, prepaid expenses, deferred pension assets, and headquarters property and equipment.

These corporate and other assets and expenses reconcile operating segment data to total consolidated net external sales, EBIT, identifiable assets, capital expenditures, and depreciation and amortization, as follows:


----------------------------------------------------------------------------------------------------
                                                                        May 31
                                                 ---------------------------------------------------
(In thousands)                                       1999                1998                1997
====================================================================================================
Net External Sales
  Industrial Division                            $ 1,052,825         $   998,069         $   768,159
  Consumer Division                                  659,329             616,836             582,028
  Corporate/Other                                                            369                 350
----------------------------------------------------------------------------------------------------
     Total                                       $ 1,712,154         $ 1,615,274         $ 1,350,537
====================================================================================================
Earnings Before Interest and Taxes (EBIT)
  Industrial Division                            $   135,632         $   125,537         $    93,670
  Consumer Division                                   71,294              74,435              80,204
  Corporate/Other                                    (14,548)            (13,716)             (5,566)
----------------------------------------------------------------------------------------------------
     Total                                       $   192,378         $   186,256         $   168,308
====================================================================================================
Identifiable Assets
  Industrial Division                            $ 1,102,531         $ 1,035,419         $   978,645
  Consumer Division                                  586,846             586,864             581,273
  Corporate/Other                                     47,859              63,634              73,310
----------------------------------------------------------------------------------------------------
     Total                                       $ 1,737,236         $ 1,685,917         $ 1,633,228
====================================================================================================
Capital Expenditures
  Industrial Division                            $    35,779         $    32,813         $    13,315
  Consumer Division                                   26,648              26,490              21,190
  Corporate/Other                                        979               1,040               1,320
----------------------------------------------------------------------------------------------------
     Total                                       $    63,406         $    60,343         $    35,825
====================================================================================================
Depreciation and Amortization
  Industrial Division                            $    32,668         $    29,607         $    24,974
  Consumer Division                                   28,387              27,225              25,473
  Corporate/Other                                      1,080                 177                 698
----------------------------------------------------------------------------------------------------
     Total                                       $    62,135         $    57,009         $    51,145
====================================================================================================

As the Company is segmented based on differences in products and services, the following illustrates enterprise-wide geographic information, based on shipping location:


----------------------------------------------------------------------------------------------------
                                                                       May 31
                                                 ---------------------------------------------------
(In thousands)                                      1999                1998                 1997
====================================================================================================

Net External Sales
   United States                                 $ 1,320,410         $ 1,303,032         $ 1,149,348
----------------------------------------------------------------------------------------------------
   Foreign
     Canada                                          145,123             102,317              50,983
     Europe                                          175,741             151,376             115,299
     Other Foreign                                    70,880              58,549              34,907
----------------------------------------------------------------------------------------------------
   Total Foreign                                     391,744             312,242             201,189
----------------------------------------------------------------------------------------------------
       Total                                     $ 1,712,154         $ 1,615,274         $ 1,350,537
====================================================================================================

Assets Employed
   United States                                 $ 1,445,599         $ 1,436,557         $ 1,412,157
----------------------------------------------------------------------------------------------------
   Foreign
     Canada                                           88,965              82,040              74,652
     Europe                                          144,636             127,552             114,350
     Other Foreign                                    58,036              39,768              32,069
----------------------------------------------------------------------------------------------------
   Total Foreign                                     291,637             249,360             221,071
----------------------------------------------------------------------------------------------------
       Total                                     $ 1,737,236         $ 1,685,917         $ 1,633,228
====================================================================================================



The above sales do not include unconsolidated sales of Company products by licensees or minority-owned joint ventures of approximately $72 million, $88 million, and $105 million for the years ended in 1999, 1998, and 1997, respectively. Export sales amounted to less than 10% of total consolidated revenue for each of the three years presented.

RESULTS OF OPERATIONS
---------------------

FISCAL 1999 COMPARED TO FISCAL 1998

The Company achieved its 52nd consecutive record year of sales and earnings in the 1999 fiscal year. Sales grew 6%, to $1.7 billion, while earnings grew 8%, to $94.5 million.

Effective February 1, 1999, the Company acquired the remaining 50% of The Euclid Chemical Company ("Euclid") from the Company's former partner, Holderbank Financiere Glaris Ltd. As part of the Tremco Group within the Industrial Division, Euclid offers a full line of concrete and masonry repair and maintenance products marketed under the Euco name and is pursuing its strategy of global expansion in the concrete and masonry industry.

Approximately 60% of the 1999 sales increase was attributable to net acquisitions, most notably that of Euclid and of The Flecto Company, Inc. ("Flecto") [refer to Note A(2)] on March 31, 1998. The Company's existing operations and several product line additions generated the balance of the sales increase, growing at the rate of approximately 2% for the year, almost entirely from higher unit volume as pricing adjustments have been flat to somewhat soft, particularly in the Consumer Division. Exchange rate differences had a slight negative effect of less than 1% on year-to-year sales. Sales may continue to be negatively affected if the dollar continues to strengthen.

Internal sales grew much more slowly than anticipated this year. Growth slowed to approximately 2.5% in the Industrial Division from a softening North American market and continued depressed overseas markets, particularly in the financially troubled Asian and South American economies. A stronger dollar against most foreign currencies further reduced demand for the Company's products outside North America. Growth slowed in the Consumer Division to approximately 1% from continuing consolidation in the do-it-yourself (D-I-Y) retailing industry, inventory reductions at a number of major D-I-Y accounts, despite solid sell-through rates, and continued weakness in the automobile aftermarket. The Company sees many of the foreign markets for its industrial products beginning to revive, and many of the retailers' inventory and related adjustments now completed.

The gross profit margin strengthened to 45.9% compared with last year's 44.8%, with the Industrial Division improving to 46.0% from 44.3% and the Consumer Division achieving 45.6% compared with 45.5% a year ago. This improvement reflects generally lower raw material costs, including lower costs on goods sourced outside the U.S. from the strength of the dollar. The Company remains confident that raw material price changes will continue to be effectively managed in the foreseeable future. Margin improvement also continued at Tremco, within the Industrial Division, through this year, mainly from ongoing purchasing savings and the successful restructuring of its operations, since its acquisition in February 1997. Other margin improvement came from Flecto in the Consumer Division and Euclid in the Industrial Division, with their comparatively higher margins. The positive effects of Flecto and lower raw material costs more than offset certain product mix and market share-driven lower margins within the Consumer Division.

Selling, general and administrative expenses of 34.6% of sales compare with 33.3% a year ago. The Industrial Division expenses increased to 33.1% of sales from 31.8% and the Consumer Division expenses increased to 34.8% from 33.5% in 1998. Both divisions continued with many of their product and market development, promotional and other growth-related initiatives to set the stage for stronger sales growth in the future. The Consumer Division, in particular, incurred higher freight and handling costs to accommodate increased demands for smaller, more frequent shipments of products. Flecto also has proportionately much higher costs in this category, including acquisition-related expenses. The Industrial Division incurred costs associated with certain restructurings during 1999, and there were certain timing differences on a number of expenses between years.

The Industrial Division generated the EBIT growth in 1999, primarily from existing operations, while slower sales growth, coupled with the higher servicing and development costs, adversely affected the Consumer Division.

The August 10, 1998 redemption of the Company's convertible debt securities (refer to Liquidity and Capital Resources) lowered interest expense by $6.8 million this year, more than offsetting $4.3 million of additional interest expense from increased indebtedness to acquire Flecto, Euclid and other smaller acquisitions. Debt repayments throughout the past year, higher interest income, and slightly lower interest rates between years further reduced net interest expense, comparatively [refer to Note A (12)].

The tax rate improved in 1999 to 40.8% from 41.3% in 1998 [refer to Note C], with the largest improvement coming from proportionately lower state and local taxes.

Approximately two-thirds of the growth in earnings and diluted earnings per share was internal, mainly within the Industrial Division, with the balance of growth resulting from the net effect of acquisitions and divestitures. The Company's net income margin improved to 5.5% from 5.4% a year ago. The issuance of common shares in connection with the August 10, 1998 redemption of the Company's convertible debt securities negatively impacted the calculation of basic earnings per share compared with last year. This redemption is also the principal cause of the comparative difference between the percentage changes in net income and earnings per share between years. This effect will be much less after the first quarter of fiscal 2000.

Subsequent to year end, on August 3, 1999, the Company completed its acquisition of DAP Products Inc. and DAP Canada Corp. (collectively "DAP") headquartered in Baltimore, Maryland. DAP has annual sales of approximately $250 million and is the premier North American manufacturer and marketer of caulks and sealants, spackling and glazing compounds, contact cements and other specialty adhesives. DAP's brand names, which include DAP, Kwik Seal and Durabond, are well known throughout the U.S. and Canada. DAP is expected to be neutral to the Company's earnings results in fiscal 2000, but a strong contributor thereafter.

Also subsequent to year-end, on August 9, 1999, the Company announced a restructuring program to generate manufacturing, distribution and administrative efficiencies, and to better position the Company for long-term growth. This will require a $45 million pre-tax ($.24 per share after-tax) charge in the first quarter of fiscal 2000, but is expected to generate annualized pre-tax savings of $23 million, or $.13 per share after-tax, once completed. These savings will phase in over the next two years with the full savings expected beginning in fiscal 2002. The Company also plans to divest non-core product lines with annual sales of approximately $100 million over the next two years, but with no net loss anticipated from these transactions. The net cash requirement of the restructuring program is expected to be approximately $4 million.

FISCAL 1998 COMPARED TO FISCAL 1997

On March 31, 1998, the Company acquired Flecto, a leading manufacturer of wood finishes and equipment for the retail do-it-yourself wood and floor finishing markets [refer to Note A (2)]. With annual sales of approximately $50 million, Flecto has the leading market share position in Canada and substantial market share in the United States and complements the Company's other leading consumer name brand companies serving the D-I-Y market, such as Rust-Oleum, Zinsser, Bondex and Bondo.


Approximately 65% of the 1998 sales increase was attributable to net acquisitions, most notably that of Flecto and that of Tremco on February 1, 1997. The Company's existing operations generated the balance of the sales increase, growing at the rate of 7% for the year, almost entirely from higher unit volume as pricing adjustments were negligible. Exchange rate differences had a slight negative effect of less than 1% of sales year-to-year.

Internal growth was nearly 8% in the Consumer Division and nearly 7% in the Industrial Division. The UPS strike affected shipments and caused some loss of business early in the year, and generally slower retail markets affected the Consumer Division during the first half of the year. Substantially all operating units experienced generally stronger growth in the second half of the year.

The Company's gross profit margin improved to 44.8% from 44.3% in 1997, with the Industrial Division improving to 44.3% from 43.1% and the Consumer Division at 45.5% compared with 45.8% in 1997. This was the result of the stronger average margins of recently acquired companies, Tremco and Flecto, coupled with margin improvements at Tremco throughout the year, mainly from purchasing savings by being part of a larger group, and the on-schedule restructuring of its operations. Certain market share-driven lower margins within the Consumer Division offset the positive margin effects of Flecto. Raw material price changes were not a significant factor during 1998.

Selling, general and administrative expenses increased to 33.3% of sales from 31.8% in 1997, with the Industrial Division at 31.8% from 30.0% and the Consumer Division at 33.5% from 32.8% the previous year. Tremco and Flecto, with their proportionately higher costs in this category, plus acquisition-related expenses, accounted for the majority of this increase. Existing operations increased certain promotional and related spending to further the Company's growth, as planned. The Consumer Division, in particular, also incurred higher freight costs in 1998 to meet increasing demands for smaller, more frequent shipments to their customers, while the Far East economic situation precipitated certain bad debts and exchange losses within the Industrial Division.

The Industrial Division generated strong EBIT growth in 1998, mostly from the acquisition of Tremco. The Consumer Division change in EBIT during 1998 reflects the loss of earnings from several small business divestitures during 1997, the acquisition of Flecto late in 1998, and comparative weakness in the automobile aftermarket mainly due to the mild winter. The EBIT change in Corporate/Other mainly reflects the net gain from the divestitures in 1997.

Interest expense increased $6.2 million in 1998 [refer to Note A(12)], reflecting the additional indebtedness to acquire Tremco, Flecto, and other smaller acquisitions, plus non-cash interest accretion on the convertible debt. Debt reductions and fractionally lower interest rates between years reduced net interest expense, comparatively.

The tax rate improved to 41.3% in 1998 from 42.3% in 1997 [refer to Note C], with the most significant improvements coming from the foreign sales corporation, resulting in more favorable tax treatment of the Company's exports from the U.S., proportionately lower state and local taxes, and fewer tax disadvantaged losses among foreign countries.

Approximately half the growth in earnings and earnings per share in 1998 was internal, with the balance of growth from the net effect of acquisitions and divestitures. The decline in the Company's net income margin to 5.4% from 5.8% a year ago is the result of the Tremco acquisition and its comparatively lower return on sales, primarily as a result of related acquisition costs. Tremco's return on sales has since improved significantly through sales growth combined with savings generated through its successful restructuring programs.

The Company's earnings per share were affected in 1998 by the averaging of Company shares issued in connection with Flecto and a smaller acquisition, causing a 12% increase in earnings to compare to an 11% increase in diluted earnings per share.


LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

CASH PROVIDED FROM OPERATIONS

The Company generated $118 million in cash from operations during 1999, $6.1 million more than 1998. Other than normal timing differences within the balance sheet, certain inventories had been built up during 1998 to accommodate increased retail business in the Consumer Division, and these have come down significantly along with other inventory reductions, primarily also within the Consumer Division, in order to conserve working capital. The large difference when comparing 1998 cash flow with 1997 was mainly attributable to the seasonality of Tremco's business between its date of acquisition on February 1, 1997, and May 31, 1997.

The Company's strong cash flow from operations continues to be its primary source of financing internal growth, with limited use of short-term credit.

INVESTING ACTIVITIES

The Company is not capital intensive, and capital expenditures generally do not exceed depreciation and amortization in a given year. Capital expenditures are made primarily to accommodate the Company's continued growth through improved production and distribution efficiencies and capacity, and to enhance administration. Capital expenditures in 1999 of $63 million compared with depreciation and amortization of $62 million. Approximately $20 million of these expenditures were Information Technology (IT) related, including major new system installations for Tremco's North American and European operations. Most of the larger IT system changeovers have now taken place, and capital spending in this area is expected to trend downward over the next few years.

The investment of $35 million in new businesses this year reflects the acquisitions of Euclid and several smaller businesses and assets this year, net of cash acquired. The Company historically has acquired complementary businesses and this trend is expected to continue.

The Company's captive insurance company invests in marketable securities in the ordinary course of conducting its operations, and this activity will continue. The differences between years are primarily attributable to the timing of investments.

During 1998, the Company collected a $23.3 million May 31, 1997 receivable associated with the sale of a business, and completed the sales of Tremco's insulating glass unit and Autoglass division for a net amount of $107.5 million.

FINANCING ACTIVITIES

On January 22, 1999, the Company announced the authorization of a share repurchase program. The program allows the Company to repurchase up to 5,000,000 Common Shares of the Company from time-to-time for a period of 12 months. As of May 31, 1999, the Company had repurchased 1,296,000 Common Shares of the Company at an average cost of approximately $13.15 per share.

During 1999, $51 million of additional debt was incurred primarily related to acquisitions, $17 million of debt was incurred related to the share repurchase program and approximately $44 million of debt was repaid. The acquisitions were financed through the Company's revolving credit agreement.

The Company's redemption of its convertible notes, effective August 10, 1998, resulted in a $159 million decrease in long-term debt and a similar increase in shareholders' equity. The Company's revolving credit facility was used to fund the convertible securities redeemed for cash amounting to approximately $32 million. The Company's debt-to-capital ratio has strengthened to 44% from 56% at May 31, 1998, mainly as a result of this redemption.

The acquisition of DAP, subsequent to year end on August 3, 1999, was financed with a bridge loan arranged through one of the Company's lead banks. This transaction has since been refinanced through a $700 million commercial paper program, fully backed by the Company's existing $300 million revolving credit facility plus a new $400 million revolving credit facility.

The stronger dollar effect on the Company's foreign net assets has tended to reduce shareholders' equity, and this trend could continue if the dollar continues to strengthen and the growth of foreign net assets continues.

The Company maintains excellent relations with its banks and other financial institutions to further enable the financing of future growth opportunities.


OTHER MATTERS
-------------

YEAR 2000 READINESS DISCLOSURE

The Year 2000 issue results from date sensitive computer programs that improperly handle dates beyond 1999. This issue will impact virtually every business that relies on a computer, including government agencies, utilities and other basic service providers, which are outside the Company's control.

Since 1997, the Company has been addressing its computer systems to become Year 2000 compliant and provides quarterly updates to the Board of Directors. Because the Company is a highly decentralized organization, comprised of many autonomous operating companies, it is not dependent on one company-wide integrated system. If, however, a number of the individual operating company systems do not become Year 2000 compliant, the Company's operations could be substantially disrupted.

To date, the Company has made significant progress toward becoming completely Year 2000 compliant. Remediation efforts are now essentially completed, tested and in production. The remaining efforts are substantially devoted to final testing, which the Company expects to complete by September 1999. The Company presently does not anticipate disruptions in its business as a result of the Year 2000. In addition, the Company is continuing to assess the Year 2000 preparedness of its key third party relationships, but does not anticipate disruptions. As a result, the Company does not foresee the need to execute contingency plans.

The Company's most reasonably likely worst case scenario, should the Company or its key suppliers or customers fail to resolve the Year 2000 issue, would be a short-term slowdown or cessation of manufacturing operations at one or more of its facilities and a short- term inability on the part of the Company to process orders and billings in a timely manner, and to deliver product to customers.

The Company does not expect that any third party significant to its business will be determined not to be Year 2000 compliant. However, should the Company determine that a third party with whom the Company has a materially significant relationship is not Year 2000 compliant, the Company will: (a) investigate whether or not such noncompliance will affect the Company's relationship with such third party, and (b) if such relationship is materially impaired by a lack of Year 2000 compliance, the Company will seek a party similarly situated to the third party to provide the relevant products, supplies or services to the Company.

The Company continues to estimate its total Year 2000 compliance efforts will cost $4,500,000, which is approximately $1,000,000 less than originally anticipated. All Year 2000 costs have been and will be funded from the Company's operating cash flow. The Company has utilized both internal and external resources to address these issues.

The Company's estimated future costs for Year 2000 were made using various assumptions including the continued availability of certain resources, Year 2000 modification plans, implementation success by key third-parties and other factors. Unforeseen changes or developments may occur that could affect the Company's estimates of the amount of time and costs necessary to modify and test its IT and non-IT systems for Year 2000 compliance. These developments include, but are not limited to, the availability and cost of personnel trained in this area and the ability to locate and correct all relevant computer codes. This Year 2000 disclosure statement is intended to be covered by and fall within the meaning of the "Year 2000 Readiness Disclosure Act."

ENVIRONMENTAL MATTERS

Environmental obligations continue to be appropriately addressed and, based upon the latest available information, it is not anticipated that the outcome of such matters will materially affect the Company's results of operations or financial condition [refer to Note H].

MARKET RISK
-----------

The Company is exposed to market risk from changes in interest rates and foreign currency exchange rates since it funds its operations through long- and short-term borrowings and denominates its business transactions in a variety of foreign currencies. A summary of the Company's primary market risk exposures is presented below.

INTEREST RATE RISK

The Company's primary interest rate risk exposure results from floating rate debt including various revolving credit and other lines of credit. At May 31, 1999, approximately 72% of the Company's total long-term debt consisted of floating rate debt. If interest rates were to increase 100 basis points (1%) from May 31, 1999 rates, and assuming no changes in long-term debt from the May 31, 1999 levels, the additional annual expense would be approximately $4.2 million on a pre-tax basis. The Company currently does not hedge its exposure to floating interest rate risk.

FOREIGN CURRENCY RISK

The Company's foreign sales and results of operations are subject to the impact of foreign currency fluctuations. As most of the Company's foreign operations are in countries with fairly stable currencies, such as the United Kingdom, Belgium and Canada, this effect has not been material. In addition, foreign debt is denominated in the respective foreign currency, thereby eliminating any related translation impact on earnings. If the dollar continues to strengthen, the Company's foreign results of operations will be negatively impacted, but the effect is not expected to be material. A 10% adverse change in foreign currency exchange rates would not have resulted in a material impact in the Company's net income for the year ended May 31, 1999. The Company does not currently hedge against the risk of exchange rate fluctuations.

EURO CURRENCY CONVERSION

On January 1, 1999, eleven of the fifteen members of the European Union adopted a new European currency unit (the "Euro") as their common legal currency. The participating countries' national currencies will remain legal tender as denominations of the Euro from January 1, 1999 through January 1, 2002, and the exchange rates between the Euro and such national currency units will be fixed. The Company has assessed the potential impact of the Euro currency conversion on its operating results and financial condition. The impact of pricing differences on country-to-country indebtedness is not expected to be material. The Company converted its European operations to the Euro currency basis effective June 1, 1999.


FORWARD-LOOKING STATEMENTS
--------------------------

The foregoing discussion includes forward-looking statements relating to the business of the Company. These forward-looking statements, or other statements made by the Company, are made based on management's expectations and beliefs concerning future events impacting the Company and are subject to uncertainties and factors (including those specified below) which are difficult to predict and, in many instances, are beyond the control of the Company. As a result, actual results of the Company could differ materially from those expressed in or implied by any such forward-looking statements. These uncertainties and factors include (a) the price and supply of raw materials, particularly titanium dioxide, certain resins, aerosols and solvents; (b) continued growth in demand for the Company's products; (c) risks associated with environmental liability inherent in the nature of a chemical coatings business; (d) the effect of changes in interest rates; (e) the effect of fluctuations in currency exchange rates upon the Company's foreign operations; (f) the effect of non-currency risks of investing in and conducting operations in foreign countries, including those relating to political, social, economic and regulatory factors; (g) future acquisitions and the Company's ability to effectively integrate such acquisitions; (h) the potential future impact of Year 2000 related software conversion issues; the potential impact of the Company's suppliers, customers and other third parties ability to identify and resolve their own Year 2000 obligations in such a way as to allow them to continue normal business operations or furnish raw materials, products, services or data to the Company and its operating companies without interruption; the potential impact of manufacturers of the Company's computer systems and software representations as to their Year 2000 status; and the potential impact of the Company's own Year 2000 investigation, remediation, testing and systems implementation efforts; (i) the potential impact of the Euro currency conversion; and (j) the ability of the Company to realize the projected pre-tax savings associated with the restructuring and consolidation program, and to divest non-core product lines.

CONSOLIDATED BALANCE SHEETS
---------------------------

RPM, Inc. and Subsidiaries
(In thousands, except per share amounts)


May 31                                                                                         1999                  1998
============================================================================================================================

ASSETS
CURRENT ASSETS
   Cash and short-term investments (Note A)                                              $     19,729          $     40,783
   Trade accounts receivable (less allowances of $14,248 in 1999 and $12,718 in 1998)         362,611               332,944
   Inventories (Note A)                                                                       242,445               243,249
   Prepaid expenses and other current assets                                                   80,634                58,136
----------------------------------------------------------------------------------------------------------------------------
     TOTAL CURRENT ASSETS                                                                     705,419               675,112
----------------------------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT, AT COST (NOTE A)
   Land                                                                                        27,887                27,510
   Buildings and leasehold improvements                                                       197,567               187,405
   Machinery and equipment                                                                    347,236               300,995
----------------------------------------------------------------------------------------------------------------------------
                                                                                              572,690               515,910
   Less allowance for depreciation and amortization                                           232,993               210,013
----------------------------------------------------------------------------------------------------------------------------
     PROPERTY, PLANT AND EQUIPMENT, NET                                                       339,697               305,897
----------------------------------------------------------------------------------------------------------------------------
OTHER ASSETS
   Cost of businesses over net assets acquired, net of amortization (Note A)                  425,951               418,092
   Other intangible assets, net of amortization (Note A)                                      232,556               237,830
   Equity in unconsolidated affiliates                                                          7,771                20,536
   Other                                                                                       25,842                28,450
----------------------------------------------------------------------------------------------------------------------------
     TOTAL OTHER ASSETS                                                                       692,120               704,908
----------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                              $ 1,737,236           $ 1,685,917
============================================================================================================================



LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Notes and accounts payable                                                            $    131,118          $    119,882
   Current portion of long-term debt (Note B)                                                   3,764                 5,016
   Accrued compensation and benefits                                                           58,277                56,300
   Accrued loss reserves (Note H)                                                              49,296                43,332
   Other accrued liabilities                                                                   50,843                51,383
   Income taxes payable (Notes A and C)                                                         9,251                11,915
----------------------------------------------------------------------------------------------------------------------------
     TOTAL CURRENT LIABILITIES                                                                302,549               287,828
----------------------------------------------------------------------------------------------------------------------------
LONG-TERM LIABILITIES
   Long-term debt, less current maturities (Note B)                                           582,109               716,989
   Other long-term liabilities                                                                 55,832                56,704
   Deferred income taxes (Notes A and C)                                                       53,870                58,059
----------------------------------------------------------------------------------------------------------------------------
     TOTAL LONG-TERM LIABILITIES                                                              691,811               831,752
----------------------------------------------------------------------------------------------------------------------------
     TOTAL LIABILITIES                                                                        994,360             1,119,580
----------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
   Common shares, stated value $.015 per share; authorized 200,000,000 shares;
     issued 109,444,000 and outstanding 109,443,000 in 1999;
     issued and outstanding 100,254,000 in 1998 (Note D)                                        1,613                 1,460
   Paid-in capital                                                                            423,204               264,508
   Treasury shares, at cost (Note D)                                                          (17,044)
   Accumulated other comprehensive loss (Note A)                                              (23,908)              (14,542)
   Retained earnings                                                                          359,011               314,911
----------------------------------------------------------------------------------------------------------------------------
     TOTAL SHAREHOLDERS' EQUITY                                                               742,876               566,337
----------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                $ 1,737,236           $ 1,685,917
============================================================================================================================

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF INCOME

RPM, Inc. and Subsidiaries
(In thousands, except per share amounts)


Year Ended May 31                                                           1999                 1998                  1997
=============================================================================================================================
NET SALES                                                            $ 1,712,154          $ 1,615,274           $ 1,350,537
Cost of sales                                                            927,110              891,862               752,391
-----------------------------------------------------------------------------------------------------------------------------
Gross profit                                                             785,044              723,412               598,146
Selling, general and administrative expenses                             592,666              537,156               429,838
Interest expense, net                                                     32,781               36,700                32,580
-----------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                               159,597              149,556               135,728
Provision for income taxes (Note C)                                       65,051               61,719                57,413
-----------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                           $    94,546          $    87,837           $    78,315
-----------------------------------------------------------------------------------------------------------------------------
Average shares outstanding (Note D)                                      108,731               98,527                97,285
-----------------------------------------------------------------------------------------------------------------------------
Basic earnings per common share (Note D)                                   $ .87                $ .89                 $ .81
-----------------------------------------------------------------------------------------------------------------------------
Diluted earnings per common share (Note D)                                 $ .86                $ .84                 $ .76
-----------------------------------------------------------------------------------------------------------------------------
Cash dividends per common share                                            $ .46                $ .44                 $ .41
=============================================================================================================================


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
-----------------------------------------------

RPM, Inc. and Subsidiaries
(In thousands, except per share amounts)


                                          Common Shares
                                      -----------------------                              Accumulated
                                        Number                                                Other
                                      of Shares     Stated        Paid-In      Treasury    Comprehensive    Retained
                                       (Note D)      Value        Capital       Shares     Loss (Note A)    Earnings      Total
==================================================================================================================================

BALANCE AT MAY 31, 1996                 96,811     $   1,410     $ 215,019     $             $  (2,410)    $ 231,896    $ 445,915
   Comprehensive income                                                                                                 ---------
     Net income                                                                                               78,315       78,315
     Other comprehensive loss                                                                   (5,704)                    (5,704)
                                                                                                                        ---------
       Comprehensive income                                                                                                72,611
   Dividends paid                                                                                            (39,746)     (39,746)
   Amendment of articles                                              (250)                                                  (250)
   Business combinations                   965            14        13,586                                                 13,600
   Stock option exercises, net             253             4         1,264                                                  1,268
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 31, 1997                 98,029         1,428       229,619                      (8,114)      270,465      493,398
   Comprehensive income                                                                                                   -------
     Net income                                                                                               87,837       87,837
     Other comprehensive loss                                                                   (6,428)                    (6,428)
                                                                                                                          -------
       Comprehensive income                                                                                                81,409
   Dividends paid                           (6)                        (83)                                  (43,391)     (43,474)
   Debt conversion                          32                         499                                                    499
   Business combinations                 1,813            26        32,259                                                 32,285
   Stock option exercises, net             276             4         2,216                                                  2,220
   Restricted share awards                 110             2            (2)
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 31, 1998                100,254         1,460       264,508                     (14,542)      314,911      566,337
   Comprehensive income                                                                                                   -------
     Net income                                                                                               94,546       94,546
     Reclassification adjustments                                                                  (65)                       (65)
     Other comprehensive loss                                                                   (9,301)                    (9,301)
                                                                                                                          -------
       Comprehensive income                                                                                                85,180
   Dividends paid                                                                                            (50,446)     (50,446)
   Debt conversion                      10,135           148       156,896                                                157,044
   Business combinations                   (24)                       (417)                                                  (417)
   Repurchase of shares                 (1,296)                                  (17,044)                                 (17,044)
   Stock option exercises, net             281             4         2,218                                                  2,222
   Restricted share awards                  93             1            (1)
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 31, 1999                109,443     $   1,613     $ 423,204     $ (17,044)    $ (23,908)    $ 359,011    $ 742,876
==================================================================================================================================

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

RPM, Inc. and Subsidiaries
(In thousands, except per share amounts)


Year Ended May 31                                                                1999                1998                1997
==================================================================================================================================
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                                $    94,546         $    87,837         $    78,315
   Adjustments to reconcile net income to
     net cash provided by operating activities:
       Depreciation and amortization                                              62,135              57,009              51,145
       (Decrease) in deferred liabilities                                         (4,189)            (10,459)             (7,400)
       (Earnings) of unconsolidated affiliates                                    (2,332)             (2,217)             (2,275)
       Non-cash interest expense                                                   1,696               9,599               9,127
   Changes in assets and liabilities, net of effect
     from purchases and sales of businesses:
       (Increase) in accounts receivable                                         (27,828)            (26,944)            (34,934)
       (Increase) decrease in inventory                                           11,089             (19,727)            (11,722)
       (Increase) in prepaid and other assets                                    (11,523)             (4,163)             (9,520)
       Increase (decrease) in accounts payable                                    (6,349)              6,138               3,489
       Increase (decrease) in accrued liabilities                                  7,639              18,413              (4,568)
       Other                                                                      (7,163)             (3,883)             (2,179)
----------------------------------------------------------------------------------------------------------------------------------
         Cash From Operating Activities                                          117,721             111,603              69,478
----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures                                                          (63,406)            (60,343)            (35,825)
   Acquisition of businesses, net of cash acquired                               (34,551)            (47,709)           (315,960)
   Purchase of marketable securities                                             (31,666)            (27,224)            (13,428)
   Proceeds from marketable securities                                            29,895              17,355              14,992
   Distributions from joint ventures                                               1,063                 592                 261
   Investments in joint ventures                                                                      (2,702)               (200)
   Proceeds from sale of assets and businesses                                       565             131,222               8,930
----------------------------------------------------------------------------------------------------------------------------------
       Cash From (Used For) Investing Activities                                 (98,100)             11,191            (341,230)
----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Additions to long-term and short-term debt                                  1,169,127           1,238,371           1,187,128
   Reductions of long-term and short-term debt                                (1,144,022)         (1,316,000)           (858,534)
   Cash dividends                                                                (50,446)            (43,474)            (39,746)
   Exercise of stock options                                                       2,222               2,220               1,268
   Repurchase of shares                                                          (17,044)
----------------------------------------------------------------------------------------------------------------------------------
         Cash From (Used For) Financing Activities                               (40,163)           (118,883)            290,116
----------------------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                             (512)               (570)               (777)
----------------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH                                                  (21,054)              3,341              17,587
----------------------------------------------------------------------------------------------------------------------------------
CASH AT BEGINNING OF YEAR                                                         40,783              37,442              19,855
----------------------------------------------------------------------------------------------------------------------------------
CASH AT END OF YEAR                                                          $    19,729         $    40,783         $    37,442
==================================================================================================================================


SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Cash paid during the year for:
     Interest                                                                $    36,155         $    32,375         $    23,454
     Income taxes                                                            $    71,904         $    70,189         $    67,842
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
     Interest accreted on convertible notes                                  $     1,696         $     9,599         $     9,127
     Shares issued (returned) in business combinations                       $      (417)        $    32,285         $    13,600
     Conversion of debt to equity                                            $   157,044         $       499
     Receivables (payables) from business combinations                       $    (1,557)                            $    26,728
==================================================================================================================================


Additions and reductions to long-term and short-term debt relate to periodic rollovers of amounts borrowed under the Company's long-term credit agreement.


See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------
MAY 31, 1999, 1998 AND 1997

NOTE A -- SUMMARY OF SIGNIFICANT
ACCOUNTING PRINCIPLES

(1) PRINCIPLES OF CONSOLIDATION

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

(2) BUSINESS COMBINATIONS

During the two year period ended May 31, 1999, the Company completed several acquisitions. As reported last year, the Company acquired all the outstanding shares of The Flecto Company, Inc. and affiliates. This acquisition as well as several other smaller acquisitions have been accounted for by the purchase method of accounting. The difference of approximately $60,000,000 between the fair value of net assets acquired and the purchase consideration of $128,000,000 ($96,000,000 in cash and 1,813,000 of the Company's shares) has been allocated to goodwill. The assets, liabilities and operating results of these companies are reflected in the Company's financial statements from their respective dates of acquisition forward. Pro forma results were immaterial and consequently are not presented.

In addition, the Company also completed several divestitures of companies and product lines during the past two years which had an immaterial effect on the results of operations.

(3) FOREIGN CURRENCY

The functional currency of foreign subsidiaries is their local currency. Accordingly, for the periods presented, assets and liabilities have been translated using exchange rates prevailing at year end while income and expense for the periods have been translated using an average exchange rate. The resulting translation adjustments have been recorded in other comprehensive loss, a component of shareholders' equity, and will be included in net earnings only upon the sale or liquidation of the underlying foreign investment, which is not contemplated at this time. Transaction gains and losses have been immaterial during the past three fiscal years.


(4) COMPREHENSIVE INCOME

As of June 1, 1998, the Company adopted SFAS No. 130 Reporting Comprehensive Income. SFAS No. 130 establishes new rules for the reporting and display of comprehensive income and its components, however, the adoption of this statement had no impact on the Company's net income. SFAS No. 130 requires other comprehensive income to include foreign currency translation adjustments, minimum pension liability adjustments and unrealized gain or loss on securities which prior to adoption were reported separately. The May 31, 1998 and 1997 financial statements have been reclassified to conform to the requirements of SFAS No. 130.

Accumulated other comprehensive loss (which is shown net of taxes) consists of the following components:


------------------------------------------------------------------------------------------------------------------------------
                                                  Foreign                 Minimum             Unrealized
                                                 Currency                 Pension             Gain (Loss)
                                                Translation              Liability                On
(In thousands)                                  Adjustments             Adjustments           Securities            Total
------------------------------------------------------------------------------------------------------------------------------
Balance at May 31, 1996                         $  (2,492)              $                     $       82         $  (2,410)
Other comprehensive loss                           (5,724)                                            20            (5,704)
------------------------------------------------------------------------------------------------------------------------------
Balance at May 31, 1997                            (8,216)                                           102            (8,114)
Other comprehensive loss                           (5,605)                  (786)                    (37)           (6,428)
------------------------------------------------------------------------------------------------------------------------------
Balance at May 31, 1998                           (13,821)                  (786)                     65           (14,542)
Less: Reclassification adjustments
  for gains included in net income                                                                   (65)              (65)
Other comprehensive loss                           (8,496)                   (67)                   (738)           (9,301)
------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 31, 1999                         $ (22,317)              $   (853)             $     (738)        $ (23,908)
===============================================================================================================================

(5) CASH AND SHORT-TERM INVESTMENTS

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company does not believe it is exposed to any significant credit risk on cash and short-term investments.

(6) MARKETABLE SECURITIES

Marketable securities, all of which are classified as available for sale, total $23,351,000 and $21,319,000 at May 31, 1999 and 1998, respectively. The estimated fair values of these securities are included in other current assets and are based on quoted market prices.


(7) FINANCIAL INSTRUMENTS

The Company's financial instruments recorded on the balance sheet include cash and short-term investments, accounts receivable, notes and accounts payable, and debt. The carrying amount of cash and short-term investments, accounts receivable and notes and accounts payable approximates fair value because of their short term maturity.

The carrying amount of the Company's debt instruments approximates fair value based on quoted market prices, variable interest rates, or borrowing rates for similar types of debt arrangements.


(8) INVENTORIES

Inventories are stated at the lower of cost or market, cost being determined substantially on a first-in, first-out (FIFO) basis and market being determined on the basis of replacement cost or net realizable value. Inventory costs include raw material, labor and manufacturing overhead. Inventories were composed of the following major classes:


-----------------------------------------------------------------------------------
                                                                    May 31
                                                           -----------------------
(In thousands)                                             1999               1998
===================================================================================
Raw material and supplies                             $  80,827          $  77,173
Finished goods                                          161,618            166,076
-----------------------------------------------------------------------------------
TOTAL INVENTORY                                       $ 242,445          $ 243,249
===================================================================================

(9) DEPRECIATION

Depreciation is computed over the estimated useful lives of the assets primarily using the straight-line method. Depreciation expense charged to operations for the three years ended May 31, 1999 was $34,803,000, $30,823,000 and $26,412,000,
respectively. The annual depreciation rates are based on the following ranges of useful lives:


--------------------------------------------------------------------------------------
   Land improvements                                                  10 to 40 years
--------------------------------------------------------------------------------------
   Buildings and improvements                                          5 to 50 years
--------------------------------------------------------------------------------------
   Machinery and equipment                                             3 to 20 years
======================================================================================

(10) INTANGIBLES

The excess of cost over the underlying value of the net assets of companies acquired is being amortized on the straight-line basis, primarily over 40 years. Amortization expense charged to operations for the three years ended May 31, 1999 was $13,625,000, $12,435,000 and $9,916,000, respectively. Cost of businesses over net assets acquired is shown net of accumulated amortization of $71,150,000 at May 31, 1999 ($56,611,000 at May 31, 1998).

Intangible assets also represent costs allocated to formulae, trademarks and other specifically identifiable assets arising from business acquisitions. These assets are being amortized using the straight-line method over periods of 7 to 40 years. The Company assesses the recoverability of the excess of cost over the assigned value of net assets acquired by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operations. Amortization expense charged to operations for the three years ended May 31, 1999 was $12,504,000, $11,473,000 and $10,936,000, respectively.

Other intangible assets consist of the following major classes:

-----------------------------------------------------------------------------------------
                                                                     May 31
                                                        --------------------------------
(In thousands)                                                1999                  1998
=========================================================================================
Formulae                                                $   89,358            $   89,648
Trademarks                                                  84,194                83,621
Distributor networks                                        39,000                37,500
Workforce                                                   37,433                36,783
Patents                                                     10,987                10,518
Licenses                                                    10,215                 9,747
Other                                                       13,169                11,631
-----------------------------------------------------------------------------------------
                                                           284,356               279,448
Accumulated amortization                                    51,800                41,618
-----------------------------------------------------------------------------------------
OTHER INTANGIBLE ASSETS, NET                            $  232,556            $  237,830
=========================================================================================


(11) RESEARCH AND DEVELOPMENT

Research and development costs are charged to operations when incurred and are included in operating expenses. The amounts charged for the three years ended May 31, 1999 were $18,022,000, $15,815,000 and $14,610,000, respectively. The customer sponsored portion of such expenditures was not significant.

(12) INTEREST EXPENSE, NET

Interest expense is shown net of investment income which consists of interest, dividends and capital gains. Investment income for the three years ended May 31, 1999 was $4,880,000, $4,154,000 and $2,059,000, respectively.


(13) INCOME TAXES

The Company and its wholly owned domestic subsidiaries file a consolidated federal income tax return. The tax effects of transactions are recognized in the year in which they enter into the determination of net income, regardless of when they are recognized for tax purposes. As a result, income tax expense differs from actual taxes payable. The accumulation of these differences at May 31, 1999 is shown as a noncurrent liability of $53,870,000 (net of a noncurrent asset of $40,333,000). At May 31, 1998, the noncurrent liability was $58,059,000 (net of a noncurrent asset of $41,353,000). The Company does not intend to distribute the accumulated earnings of consolidated foreign subsidiaries amounting to $92,021,000 at May 31, 1999, and $69,691,000 at May 31, 1998, and
therefore no provision has been made for the taxes which would result if such earnings were remitted to the Company.

(14) ESTIMATES

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

(15) RECENTLY ISSUED ACCOUNTING STANDARDS

The Accounting Standards Executive Committee recently issued Statements of Position (SOP) 98-1, Accounting for Computer Software Developed or Obtained for Internal Use and SOP 98-5, Reporting on the Costs of Start-Up Activities. Both Statements of Position require the expensing of certain costs previously capitalized by the Company. The impact of these SOPs is not expected to be material.


NOTE B - BORROWINGS

A description of long-term debt follows:

--------------------------------------------------------------------------------------------------------------
                                                                                               May 31
                                                                                   --------------------------
(In thousands)                                                                           1999           1998
===============================================================================================================
Revolving credit agreement for $300,000,000 with ten banks
through February 2, 2002. Interest, which is tied to one of
various rates, was 5.19% at May 31, 1999. The Chairman
of the Board and Chief Executive Officer of the Company is a
director of one of the banks providing this facility.                                $ 215,000      $ 243,000

Short-term borrowings with two banks bearing interest of 5.10%
at May 31, 1999. These obligations were reclassified as long-term debt reflecting the Company's intent and ability, through the unused
credit facility above, to refinance these borrowings.                                   85,000          1,300

Convertible notes due 2012. These notes were redeemed in
August 1998 for 10,135,000 shares and $32,124,000 in cash.                                            189,809

7.00% unsecured senior notes due June 15, 2005.                                        150,000        150,000

Unsecured notes due 2008 bearing interest for one year at the six
month LIBOR rate minus five basis points (5.75% at May 31, 1999).                      100,000        100,000

Multi-currency revolving credit agreement for $45,000,000 with a bank through December 14, 2001. Interest, which is tied to
one of various rates, averaged 3.80% at May 31, 1999.                                   19,884         20,876

6.75% unsecured senior notes due to an insurance company
in annual installments through 2003.                                                     8,571         10,286

Other notes and mortgages payable at various rates of interest
due in installments through 2004, substantially secured by property.                     7,418          6,734
--------------------------------------------------------------------------------------------------------------
                                                                                       585,873        722,005
Less current portion                                                                     3,764          5,016
--------------------------------------------------------------------------------------------------------------
TOTAL LONG-TERM DEBT, LESS CURRENT MATURITIES                                        $ 582,109      $ 716,989
===============================================================================================================

At May 31, 1999, the Company has unused short-term lines of credit with several banks totalling $33,424,000. An additional $6,400,000 short-term line of credit was outstanding at May 31, 1999, and is included in Notes and Accounts Payable.

The aggregate maturities of long-term debt for the five years subsequent to May 31, 1999 are as follows: 2000 - $3,764,000; 2001 - $3,032,000; 2002 -
$325,447,000; 2003 - $1,906,000; 2004 -$1,723,000.

NOTE C - TAXES

The provision for taxes on income includes the following:

-------------------------------------------------------------------------------------------------------------------------
                                                                                            Year Ended May 31
                                                                            ---------------------------------------------
(In thousands)                                                                  1999              1998             1997
=========================================================================================================================
Federal income tax rate of 35% applied to income before income taxes        $ 55,859          $ 52,345          $ 47,505
Increase (decrease) in taxes resulting from:
   Tax credits                                                                  (660)           (1,132)             (291)
   State and local taxes - Net of federal income tax benefit                   4,841             6,033             5,994
   Foreign taxes in excess of U.S. federal tax rate                            1,032               433             1,161
   Amortization of goodwill                                                    3,326             3,346             2,144
   All other items, none of which exceed 5% of computed tax                      653               694               900
-------------------------------------------------------------------------------------------------------------------------
ACTUAL TAX EXPENSE                                                          $ 65,051          $ 61,719          $ 57,413
=========================================================================================================================
ACTUAL TAX RATE                                                                40.76%            41.27%            42.30%
=========================================================================================================================

The provision for income taxes consists of the following:
-------------------------------------------------------------------------------------------------------------------------
Current
   Federal                                                                  $ 48,609          $ 49,802          $ 48,363
   State                                                                       7,448             9,281             9,222
   Foreign                                                                    13,183            13,096             7,228
                                                                              69,240            72,179            64,813
-------------------------------------------------------------------------------------------------------------------------
Deferred
   Federal                                                                    (6,238)           (9,970)           (7,681)
   Foreign                                                                     2,049              (490)              281
-------------------------------------------------------------------------------------------------------------------------
ACTUAL TAX EXPENSE                                                          $ 65,051          $ 61,719          $ 57,413
=========================================================================================================================

Deferred income taxes result from timing differences in recognition of revenue and expense for book and tax purposes, primarily from the tax timing differences relating to business combinations.

NOTE D - COMMON SHARES

There are 200,000,000 common shares authorized with a stated value of $.015 per share. At May 31, 1999 and 1998, there were 109,443,000 and 100,254,000 shares outstanding respectively, each of which is entitled to  one vote.

Basic earnings per share is computed by dividing income available to common shareholders, the numerator, by the weighted average number of common shares outstanding during each year, the denominator (108,731,000 in 1999, 98,527,000 in 1998 and 97,285,000 in 1997). In computing diluted earnings per share, the net income was increased by the add back of interest expense, net of tax, on convertible securities assumed to be converted. In addition, the number of common shares was increased by common stock options with exercisable prices lower than the average market prices of common shares during each year and reduced by the number of shares assumed to have been purchased with proceeds from the exercised options. The number of common shares was also increased by additional shares issuable assuming conversion of convertible securities.

In April 1997, the Company adopted a Restricted Stock Plan. The Plan is intended to replace, over a period of time, the Company's existing cash based Benefit Restoration Plan. Under the terms of the Plan, up to 1,563,000 shares may be awarded to certain employees through May 2007. For the year ended May 31, 1999, 93,000 shares were awarded under this Plan (110,000 shares in 1998). None of these awards, which generally are subject to forfeiture until the completion of five years of service, were vested at May 31, 1999 or May 31, 1998.

In January 1999, the Company authorized, through December 31, 1999, the repurchase of up to 5,000,000 of its common shares. The repurchase of shares under this program may be made in the open market or in private transactions, at times and in amounts and prices that management deems appropriate. The Company may terminate or limit the repurchase program at any time. Through May 31, 1999, the Company had repurchased 1,296,000 shares at an aggregate cost of $17,044,000. Shares repurchased under this program are held at cost and are included in Shareholders' Equity as Treasury Shares.

In April 1999, the Company adopted a Shareholder Rights Plan and declared a dividend distribution of one right for each outstanding common share. The Plan provides existing shareholders the right to purchase shares of the Company at a discount in certain circumstances as defined by the Plan. The rights are not exercisable at May 31, 1999 and expire in May 2009.

The Company has options outstanding under three stock option plans, the 1979 Nonqualified Stock Option Plan, the 1989 Stock Option Plan and the 1996 Key Employees Stock Option Plan which provides for the granting of options for up to 4,500,000 shares. These options are generally exercisable cumulatively in equal annual installments commencing one year from the grant date and have expiration dates ranging from July 1999 to October 2008. At May 31, 1999, 2,134,000 shares (2,856,000 at May 31, 1998) were available for future grant.



Transactions during the last two years are summarized as follows:

------------------------------------------------------------------------------------------------------------------------------------
SHARES UNDER OPTION
(In thousands)                                                                                                 1999          1998
====================================================================================================================================
Outstanding, beginning of year (weighted average price of $12.99 ranging from $5.03 to $17.25 per share)      4,432          3,204
Granted (weighted average price of $15.37 ranging from $14.88 to $16.13 per share)                              722          1,644
Cancelled (weighted average price of $14.00 ranging from $5.03 to $16.35 per share)                            (101)           (94)
Exercised (weighted average price of $10.22 ranging from $5.03 to $13.80 per share)                            (345)          (322)
------------------------------------------------------------------------------------------------------------------------------------
Outstanding, end of year (weighted average price of $13.54 ranging from $5.84 to $17.25 per share)            4,708          4,432
------------------------------------------------------------------------------------------------------------------------------------
Exercisable, end of year (weighted average price of $12.13 ranging from $5.84 to $17.25 per share)            2,362          1,889
====================================================================================================================================

------------------------------------------------------------------------------------------------------------------------------------
                                                 Options Outstanding                                Options Exercisable
                                                   at May 31, 1999                                    at May 31, 1999
                                 -------------------------------------------------          ----------------------------------------
                                                    Average
         Range of                Shares             Remaining            Average              Shares               Average
      Exercise Prices            (000's)              Life                Price               (000's)               Price
====================================================================================================================================
    $  5.00  - $   9.99              324                2.2                $  8.47                324               $  8.47

    $ 10.00  - $  14.99            2,513                6.4                $ 12.64              1,640               $ 12.03

    $ 15.00  - $  17.25            1,871                8.4                $ 15.63                398               $ 15.54
                                --------                                                     --------
                                   4,708                6.9                $ 13.54              2,362               $ 12.13
====================================================================================================================================


The Company is accounting for its stock option plans under the provisions of APB Opinion No. 25 and, accordingly, no compensation cost has been recognized. If compensation cost had been determined based on the fair value at the grant date for awards under this plan consistent with the method prescribed by SFAS No. 123, the Company's net income and earnings per share for the years ended May 31, 1999 and 1998, would have been reduced to the pro forma amounts indicated in the following table:

--------------------------------------------------------------------------------------
(In thousands, except per share amounts)                       1999            1998
======================================================================================
Pro forma net income                                         $ 92,239        $ 85,920
======================================================================================
Pro forma earnings per share:
   Basic                                                     $    .85        $    .87
======================================================================================
   Diluted                                                   $    .84        $    .82
======================================================================================


The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions. The expected volatility rate is 28.7% for shares granted in 1999 and 27.1% for 1998. The expected life is 7.3 and 7.0 years, with dividend yields of 3.0% and 2.9% and risk-free interest rates of 5.0% and 6.2%, for 1999 and 1998, respectively.

NOTE E - LEASES

At May 31, 1999, certain property, plant and equipment were leased by the Company under long-term leases. Certain of these leases provide for increased rental based upon an increase in the cost-of-living index. Future minimum lease commitments as of May 31, 1999 for all noncancellable leases are as follows:

---------------------------------------------------------------------------------------
May 31                                                                  (In thousands)
=======================================================================================

2000                                                                          $ 10,803
2001                                                                             7,843
2002                                                                             4,803
2003                                                                             2,996
2004                                                                             1,186
Thereafter                                                                       6,097
---------------------------------------------------------------------------------------
TOTAL MINIMUM LEASE COMMITMENTS                                               $ 33,728
=======================================================================================

Rental expenses for all operating leases totalled $9,350,000 in 1999, $9,654,000 in 1998 and $8,804,000 in 1997. Capitalized leases were insignificant for the three years ended May 31, 1999.

NOTE F - RETIREMENT PLANS

The Company sponsors a non-contributory defined benefit pension plan (The Retirement Plan) covering substantially all domestic non-union employees. Pension coverage for employees of the Company's foreign subsidiaries is provided, to the extent deemed appropriate, through separate plans, many of which are governed by local statutory requirements. In addition, benefits for domestic union employees are provided by separate plans.

The Retirement Plan provides benefits that are based upon years of service and average compensation with accrued benefits vesting after five years. Benefits for union employees are generally based upon years of service. The Company's funding policy is to contribute annually an amount that can be deducted for federal income tax purposes using a different actuarial cost method and different assumptions from those used for financial reporting.

Effective June 1, 1998, the Company adopted SFAS No. 132, Employers' Disclosure About Pension and Other Postretirement Benefits. SFAS No. 132 does not change the measurement or recognition of those plans, but revises the disclosure requirements for pension and other postretirement benefit plans for all years presented.

Net periodic pension cost (income) consisted of the following for the three years ended May 31, 1999:


-----------------------------------------------------------------------------------------------------------------------
                                                              U.S. Plans                           Non-U.S. Plans
                                             -------------------------------------------     --------------------------
(In thousands)                                  1999            1998             1997            1999            1998

Service cost                                  $ 7,247         $ 5,575         $ 4,417         $ 1,041         $   881
Interest cost                                   5,253           5,353           5,038           2,263           2,122
Expected return on plan assets                 (6,071)         (4,930)         (4,263)         (3,183)         (2,899)
Amortization of:
   Prior service cost                             114             110             130
   Net gain on adoption of SFAS No. 87           (100)           (100)            (68)
Net actuarial (gain) loss recognized               71              (6)            149               1             (60)
Curtailment/settlement (gains) losses          (1,728)           (808)                           (308)
-----------------------------------------------------------------------------------------------------------------------
NET PENSION COST                              $ 4,786         $ 5,194         $ 5,403         $  (186)        $    44
========================================================================================================================

The changes in benefit obligations and plan assets, as well as the funded status of the Company's pension plans at May 31, 1999 and 1998 were as follows:

---------------------------------------------------------------------------------------------------------------------------
                                                                    U.S. PLANS                        NON-U.S. PLANS
                                                             -------------------------        -------------------------
(In thousands)                                                  1999             1998            1999             1998
===========================================================================================================================

Benefit obligation at beginning of year                     $ 74,091         $ 64,837         $ 32,093         $ 27,700
Service cost                                                   7,247            5,575            1,041              881
Interest cost                                                  5,253            5,353            2,263            2,122
Benefits paid                                                (11,000)          (8,845)          (1,538)          (1,588)
Participant contributions                                                                          398              348
Actuarial (gain) loss                                          2,755           10,894            1,126            3,050
Currency exchange rate changes                                                                  (1,466)            (420)
Curtailment/settlement (gains) losses                         (2,018)          (3,977)            (911)
Plan amendments                                                                   254
---------------------------------------------------------------------------------------------------------------------------

BENEFIT OBLIGATION AT END OF YEAR                           $ 76,328         $ 74,091         $ 33,006         $ 32,093
===========================================================================================================================

Fair value of plan assets at beginning of year              $ 64,132         $ 56,366         $ 38,106         $ 33,771
Actual return on plan assets                                     607           10,578              871            5,747
Employer contributions                                         7,976            6,126              429              414
Participant contributions                                                                          398              348
Benefits paid                                                (11,000)          (8,845)          (1,702)          (1,644)
Currency exchange rate changes                                                                  (1,633)            (530)
Curtailment/settlement gains (losses)                                             (93)
---------------------------------------------------------------------------------------------------------------------------

FAIR VALUE OF PLAN ASSETS AT END OF YEAR                    $ 61,715         $ 64,132         $ 36,469         $ 38,106
===========================================================================================================================

Excess (deficit) of plan assets versus
   benefit obligations at end of year                       $(14,613)        $ (9,959)        $  3,463         $  6,013
Contributions after measurement date                           1,527            1,282              104
Unrecognized actuarial (gain) loss                            13,161            5,237            2,989              174
Unrecognized prior service cost                                  824            1,003
Unrecognized net transitional asset                             (408)            (507)
---------------------------------------------------------------------------------------------------------------------------

NET AMOUNT RECOGNIZED                                       $    491         $ (2,944)        $  6,556         $  6,187
===========================================================================================================================

------------------------------------------------------------------------------------------------------------------
                                                                U.S. Plans                     Non-U.S. Plans
(In thousands)                                              1999            1998            1999            1998
==================================================================================================================

Amounts recognized in the consolidated
   balance sheets consist of:
Prepaid benefit cost                                     $ 2,788         $ 1,224         $ 7,446         $ 7,248
Accrued benefit liability                                 (3,146)         (5,011)         (1,018)         (1,147)
Intangible asset (SFAS No. 87)                               124             143
Accumulated other comprehensive loss (net of tax)            725             700             128              86
------------------------------------------------------------------------------------------------------------------
NET AMOUNT RECOGNIZED                                    $   491         $(2,944)        $ 6,556         $ 6,187
==================================================================================================================

For domestic plans with accumulatedbenefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of assets were $4,000,000, $4,000,000 and $839,000, respectively, as of May 31, 1999 and $5,445,000, $5,445,000 and $743,000, respectively, as of May 31, 1998.
For foreign plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of assets were $1,018,000, $1,018,000 and $ -0- , respectively as of May 31, 1999 and $1,533,000, $911,000 and $ -0- , respectively, as of May 31, 1998.

The following weighted average assumptions were used to determine the Company's obligations under the plans:


------------------------------------------------------------------------------------------------------------------------------
                                                                        U.S. Plans                       Non-U.S. Plans
                                                                    ----------------------         -------------------------
(In thousands)                                                         1999        1998              1999             1998
==============================================================================================================================
Discount rate                                                          7.00%       7.00%             5.83%            6.50%
Expected return on plan assets                                         9.00%       8.50%             8.25%            8.25%
Rate of compensation increase                                          4.50%       4.50%             4.25%            4.50%
==============================================================================================================================

The plans' assets consist primarily of stocks, bonds and fixed income securities.

The Company also sponsors an employee savings plan under Section 401(k) of the Internal Revenue Code which covers substantially all non-union employees in the United States. The Plan provides for matching contributions in Company shares based upon qualified employee contributions. Matching contributions charged to income were $4,304,000, $4,001,000 and $2,229,000 for years ending May 31, 1999,
1998 and 1997, respectively.

NOTE G - POSTRETIREMENT HEALTH CARE BENEFITS

In addition to the defined benefit pension plan, the Company also provides health care benefits to certain of its retired employees through unfunded plans. Employees become eligible for these benefits if they meet minimum age and service requirements. The components of this expense for the three years ended May 31, 1999 were as follows:

-------------------------------------------------------------------------------------------
(In thousands)                                            1999          1998          1997
===========================================================================================
Service cost - Benefits earned during this period        $  99         $  90         $  36

Interest cost on the accumulated obligation                784           915           714

Amortization of unrecognized (gains)                       (40)          (52)
-------------------------------------------------------------------------------------------
NET PERIODIC POSTRETIREMENT EXPENSE                      $ 843         $ 953         $ 750
===========================================================================================


The changes in the benefit obligations of the plans at May 31, 1999 and 1998, were as follows:

-----------------------------------------------------------------------------------------------------
(In thousands)                                                              1999              1998
=====================================================================================================
Accumulated postretirement benefit obligation at beginning of year        $ 14,661         $ 12,070

Service cost                                                                    99               90

Interest cost                                                                  784              914

Settlement/curtailment (gains) losses                                                          (181)

Benefit payments                                                              (693)            (750)

Actuarial (gains) losses                                                    (3,102)           2,668
Currency exchange rate changes                                                (201)            (150)
-----------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation at end of year                11,548           14,661

Unrecognized actuarial gains (losses)                                       (1,625)          (1,406)
-----------------------------------------------------------------------------------------------------
ACCRUED POSTRETIREMENT HEALTH CARE BENEFITS                               $ 13,173         $ 13,255
=====================================================================================================

A 7% general discount rate was used in determining the accumulated postretirement benefit obligation as of May 31, 1999 and 1998. A 9% increase in the cost of covered health care benefits was generally assumed for fiscal 1999 (10% for fiscal 1998). This trend rate in all cases is assumed to decrease to 5% after several years and remain at that level thereafter except for various union plans which will cap at alternate benefit levels. A 1% increase in the health care costs trend rate would have increased the accumulated postretirement benefit obligation as of May 31, 1999 by $1,264,000 and the net postretirement expense by $112,000. A 1% decrease in the health care costs trend rate would have decreased the accumulated postretirement benefit obligation as of May 31, 1999 by $1,045,000 and the net postretirement expense by $89,000.

NOTE H - CONTINGENCIES AND LOSS RESERVES

Accrued loss reserves consisted of the following classes:

--------------------------------------------------------------------------------------------------
                                                                                 May 31
                                                                       ---------------------------
(In thousands)                                                            1999              1998
==================================================================================================
Accrued product liability reserves                                     $ 34,566          $ 26,799
Accrued warranty reserves - current                                       8,234            10,630
Accrued environmental reserves                                            5,214             4,891
Other                                                                     1,282             1,012
--------------------------------------------------------------------------------------------------
Accrued loss reserves - current                                          49,296            43,332
Accrued warranty reserves - long-term                                    18,816            23,496
--------------------------------------------------------------------------------------------------
TOTAL ACCRUED LOSS RESERVES                                            $ 68,112          $ 66,828
==================================================================================================

The Company, through its wholly owned insurance subsidiary, provides certain insurance coverage, primarily product liability, to the Company's other domestic subsidiaries. Excess coverage is provided by outside carriers. The Company has provided the reserves reflected above to provide for these potential losses as well as other uninsured claims. Provision for estimated warranty costs is recorded at the time of sale and periodically adjusted to reflect actual experience.

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

Due to the uncertainty inherent in the loss reserve estimation process, it is at least reasonably possible that actual costs will differ from estimates, but, based upon information presently available, such costs are not expected to have a material adverse effect on the Company's competitive or financial position or its ongoing results of operations. However, such costs could be material to results of operations in a future period.

NOTE I - INTERIM FINANCIAL INFORMATION (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for the years ended May 31, 1999 and 1998:

-----------------------------------------------------------------------------------------------------------------------
                                                                         Three Months Ended
                                          -----------------------------------------------------------------------------
(In thousands, except per share amounts)     August 31           November 30         February 28             May 31
                                          -----------------------------------------------------------------------------
1999
=======================================================================================================================
Net sales                                 $     448,132        $     415,725        $     373,007        $     475,290
-----------------------------------------------------------------------------------------------------------------------
Gross profit                                    204,402              187,883              164,626              228,133
-----------------------------------------------------------------------------------------------------------------------
Net income                                       31,224               21,712                6,130               35,480
-----------------------------------------------------------------------------------------------------------------------
Basic earnings per share                  $         .30        $         .20        $         .06        $         .32
=======================================================================================================================
Diluted earnings per share                $         .29        $         .20        $         .06        $         .32
=======================================================================================================================
Dividends per share                       $       .1120        $       .1175        $       .1175        $       .1175
=======================================================================================================================

-----------------------------------------------------------------------------------------------------------------------
                                                                       Three Months Ended
                                          -----------------------------------------------------------------------------
(In thousands, except per share amounts)    August 31            November 30         February 28          May 31
                                          -----------------------------------------------------------------------------
1998
=======================================================================================================================
Net sales                                 $     415,053        $     397,757        $     350,456        $     452,008
-----------------------------------------------------------------------------------------------------------------------
Gross profit                                    187,101              177,364              149,373              209,574
-----------------------------------------------------------------------------------------------------------------------
Net income                                       28,186               21,445                5,526               32,680
-----------------------------------------------------------------------------------------------------------------------
Basic earnings per share                  $         .29        $         .22        $         .06        $         .33
=======================================================================================================================
Diluted earnings per share                $         .27        $         .21        $         .06        $         .30
=======================================================================================================================
Dividends per share                       $       .1040        $       .1120        $       .1120        $       .1120
=======================================================================================================================



Quarterly earnings per share do not total to the yearly earnings per share due to the weighted average number of shares outstanding in each quarter.

INDEPENDENT AUDITORS REPORT

TO THE BOARD OF DIRECTORS
AND SHAREHOLDERS
RPM, INC. AND SUBSIDIARIES
MEDINA, OHIO


We have audited the accompanying consolidated balance sheets of RPM, Inc. and Subsidiaries as of May 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three year period ended May 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RPM, Inc. and Subsidiaries at May 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three year period ended May 31, 1999, in conformity with generally accepted accounting principles.


/s/ Ciulla, Smith & Dale, LLP

Cleveland, Ohio
July 6, 1999