Form 10-K, Exhibit 13
period 2000-05-31
RPM INC/OH/
filed 2000-08-28
CIK 110621

                                                                    Exhibit 13.1


Management's Discussion and Analysis
of Results of Operations and Financial Condition

Reportable Segment and Geographic Area Information

Statement of Financial Accounting Standards (SFAS) No. 131, Disclosures about Segments of an Enterprise and Related Information, requires disclosure of segment information using the management approach, or the basis used internally for evaluating operating performance and to decide resource allocations.

         The Company has determined that it has two such operating segments - Industrial and Consumer - based on the nature of business activities, products and services; the structure of management; and the structure of information as presented to the Board of Directors. Within each division, individual operating companies or groups of companies generally address common markets, utilize similar technologies, and can share manufacturing or distribution capabilities. The Company evaluates the profit performance of the two divisions based on earnings before interest and taxes since interest expense is essentially related to corporate acquisitions, as opposed to segment operations.

         The Industrial Division has operations throughout North America and accounts for most of the Company's sales in Europe, South America, Asia, South Africa, Australia and the Middle East. The Industrial product line is primarily sold to distributors, contractors and to end users, such as industrial manufacturing facilities, educational and governmental institutions and commercial establishments. Industrial Division products reach their markets through a combination of direct sales, sales representative organizations, distributor sales and sales of licensees and joint ventures.

         The Consumer Division's products are sold throughout North America by mass merchandisers, home centers, hardware stores, paint stores, automotive supply stores and craft shops. Major customers include The Home Depot, Lowe's Home Centers, Wal-Mart, Kmart, Sherwin-Williams, Ace Hardware Stores and Cotter & Company. Consumer Division products are sold to retailers through a combination of direct sales, sales representative organizations and distributor sales.

         Sales to the major home improvement centers represent approximately 16%, 12% and 11% of consolidated net sales for the years ended May 31, 2000, 1999 and 1998, respectively. These sales are predominantly within the Consumer Division and comprise approximately 37%, 32% and 29% of the division's sales for the respective periods.

         In addition to the two operating segments, there are certain business activities, referred to as Corporate/Other, that do not constitute an operating segment, including corporate headquarters and related administrative expenses, results of the Company's captive insurance company, gains or losses on the sales of certain assets and other expenses not directly associated with either operating segment. Related assets consist primarily of investments, prepaid expenses, deferred pension assets, and headquarters property and equipment. These corporate and other assets and expenses reconcile operating segment data to total consolidated net external sales, EBIT, identifiable assets, capital expenditures, and depreciation and amortization, as follows on page 13.

         Sales for the years ended May 31, 2000, 1999 and 1998, do not include sales of Company products by joint ventures and licensees of approximately $35,000,000, $72,000,000, and $88,000,000, respectively. The Company reflects income from joint ventures on the equity method and receives royalties from its licensees. Export sales were less than 10% of total consolidated revenue for each of the three years.

     REPORTABLE SEGMENT INFORMATION
------------------------------------------------------------------------------------------------------------------------------
     DIVISION INFORMATION                                                                                    (IN THOUSANDS)

     Year Ended May 31,                                                        2000               1999               1998
==============================================================================================================================
Net external sales
     Industrial Division                                                    $1,082,733          $1,052,825         $   998,069
     Consumer Division                                                         871,398             659,329             616,836
     Corporate/Other                                                                                                       369
------------------------------------------------------------------------------------------------------------------------------
         TOTAL                                                              $1,954,131          $1,712,154          $1,615,274
==============================================================================================================================
Earnings before interest and taxes (EBIT)                       (1)                 (2)
     Industrial Division                                  $120,363        $     98,980         $   135,632         $   125,537
     Consumer Division                                      73,550              47,907              71,294              74,435
     Corporate/Other                                       (18,389)            (23,333)            (14,548)            (13,716)
------------------------------------------------------------------------------------------------------------------------------
         TOTAL                                            $175,524         $   123,554         $   192,378         $   186,256
==============================================================================================================================
Identifiable assets
     Industrial Division                                                    $1,120,801          $1,102,531          $1,035,419
     Consumer Division                                                         914,334             586,846             586,864
     Corporate/Other                                                            64,068              47,859              63,634
------------------------------------------------------------------------------------------------------------------------------
         TOTAL                                                              $2,099,203          $1,737,236          $1,685,917
==============================================================================================================================
Capital expenditures
     Industrial Division                                                  $     34,331        $     35,779        $     32,813
     Consumer Division                                                          27,929              26,648              26,490
     Corporate/Other                                                               925                 979               1,040
------------------------------------------------------------------------------------------------------------------------------
         TOTAL                                                            $     63,185        $     63,406        $     60,343
==============================================================================================================================
Depreciation and amortization
     Industrial Division                                                  $     38,519        $     32,668        $     29,607
     Consumer Division                                                          39,862              28,387              27,225
     Corporate/Other                                                               769               1,080                 177
------------------------------------------------------------------------------------------------------------------------------
         TOTAL                                                            $     79,150        $     62,135        $     57,009
==============================================================================================================================
(1)  Before restructuring and asset impairment charge
(2)  As reported


GEOGRAPHIC INFORMATION                                                                                       (IN THOUSANDS)

Year Ended May 31,                                                                2000                1999                1998
==============================================================================================================================
Net external sales (based on shipping locations)
     United States                                                          $1,529,568          $1,320,410          $1,303,032
     Foreign
       Canada                                                                  167,574             145,123             102,317
       Europe                                                                  176,160             175,741             151,376
       Other Foreign                                                            80,829              70,880              58,549
------------------------------------------------------------------------------------------------------------------------------
     Total Foreign                                                             424,563             391,744             312,242
------------------------------------------------------------------------------------------------------------------------------
           TOTAL                                                            $1,954,131          $1,712,154          $1,615,274
==============================================================================================================================
Assets employed
     United States                                                          $1,740,882          $1,445,599          $1,436,557
     Foreign
       Canada                                                                  133,899              88,965              82,040
       Europe                                                                  155,330             144,636             127,552
       Other Foreign                                                            69,092              58,036              39,768
------------------------------------------------------------------------------------------------------------------------------
     Total Foreign                                                             358,321             291,637             249,360
------------------------------------------------------------------------------------------------------------------------------
           TOTAL                                                            $2,099,203          $1,737,236          $1,685,917
==============================================================================================================================

Results of Operations

FISCAL 2000 COMPARED TO FISCAL 1999

The Company's fiscal 2000 net sales of $1.95 billion were $242 million, or 14%, greater than in 1999, resulting in the 53rd consecutive year of business growth for RPM, Inc. The vast majority of this increase came as a net result of the August 1999 acquisition of DAP Products, Inc. and DAP Canada Corp. (collectively "DAP"), and several product line additions, net of divestitures. DAP, headquartered in Baltimore, Maryland, has annual sales of approximately $250 million and is a leading North American manufacturer and marketer of caulks and sealants, spackling and glazing compounds, contact cements and other specialty adhesives. DAP's brand names, which include DAP, Kwik Seal and Durabond, are well known throughout the U.S. and Canada. DAP was neutral to the Company's earnings results in fiscal 2000, but is anticipated to be a positive contributor hereafter. DAP accounted for 67% of the Company's year 2000 sales increase, adjusted for divestitures during 2000 and for foreign exchange differences between years. Growth within the Industrial and Consumer Divisions' base businesses, not impacted by acquisitions or divestitures, was approximately 3% and 4%, respectively. These growth rates include several product line additions and are generally reflective of real unit volume increases as price levels year-to-year remained fairly stable.

         Gross profit margins this year declined 2.2%, ending at 43.7%, compared to last year's 45.9% performance. The Industrial Division's deterioration was lower at 0.8%, falling to 45.2% from 46%. The key influence to this change was due to the difficulties experienced in combining Carboline into the StonCor organization, most notably at non-U.S. operations. Additionally, there were sales mix differences and minor raw material price increases during the year. The Company believes that such cost increases can be effectively managed, prospectively, as activities continue in its Purchasing Action Group. This group focuses on purchasing major common raw materials used across all business units, and will continue its effort to identify and expand into other opportunities during 2001. The Consumer Division year 2000 margins of 42% were 3.6% lower than in 1999, when a 45.6% level was experienced. Approximately 56% of this margin reduction resulted from the DAP acquisition. DAP's entire cost structure differs from other Company business units. It has much lower gross margins, but requires lower support levels in the selling, general and administrative areas. The Consumer Division also incurred the majority of the $7.9 million in inventory discontinuation costs associated with the restructuring program, further described below. In addition, the Consumer Division experienced raw material price movements similar to those described for the Industrial Division, and likewise should be able to effectively manage such cost movements going forward, albeit at a somewhat slower pace as there is less pricing flexibility within this division.

         Selling, general and administrative ("SG&A") expenses were essentially unchanged from 1999 as a percentage of sales, ending the year at the 34.7% level. The base businesses' cost levels for both the Industrial and Consumer Divisions were modestly up as a percent of sales; Industrial was up 0.2% to 34%, and Consumer ended at 35.2%, up 0.4%. The Industrial Division on an all-in basis, spent at a 34.1% level, 1% higher than a year ago, with this increase almost totally driven by the divestiture of business units which experienced much lower SG&A expense levels. Conversely, in the Consumer Division, the all-in spending level of 33.5% is 1.3% lower than 1999 as a result of the lower SG&A structure of DAP.

         Excluding the restructuring and asset impairment charge of $52 million, and the related $7.9 million of additional cost of sales, earnings before interest and taxes (EBIT) were $183.4 million in the year 2000, a $9.0 million reduction from the 1999 amount of $192.4 million. As set forth above, within the Industrial Division, the earnings benefits of modest volume increases were principally offset by costs incurred in combining the Carboline business into the StonCor organization and other cost increases not recovered by price increases. The Consumer Division year-over-year comparisons disclose similar occurrences; however, the DAP acquisition helped to more than offset the earnings reduction. Absent the DAP effect, within the Consumer Division, selected business unit difficulties, in particular at Bondo, and general cost increases not recovered in prices, drove a net cost increase which exceeded the benefits realized from modest sales volume growth.

         Basic corporate and other expenses increased just over 10%, and the investment initiative for e-commerce infrastructure development provided the balance of this cost increase.

         In August 1999, the Company announced a restructuring program to generate manufacturing, distribution and administrative efficiencies, and to better position the Company for increased profitability and long-term growth. The pre-tax restructuring and asset impairment charge of $52 million ($.29 per share after tax) was taken during the first and fourth quarters of this year. The program is expected to generate annualized pre-tax savings of approximately $23 million ($.13 per share after tax), once completed. These savings will phase in over the next two years, with the full savings expected beginning in fiscal year 2002. Through year-end

2000, the Company had incurred $38.4 million of these charges, primarily associated with facility shutdown costs and the write-down of certain designated property and intangibles (refer to Note I to the Consolidated Financial Statements). The net cash requirements of the restructuring program are estimated at approximately $10 million.

         The Company divested two non-core product lines, with annual sales of $65 million, for a net gain during the year. This net gain was offset by non-recurring expenses during the year.

         Net interest expense increased $19.0 million in 2000 [refer to Note A
(12)], reflecting primarily the additional indebtedness to acquire DAP and smaller acquisitions throughout the year, and to repurchase common shares of the Company. These increases were partly offset by interest saved from the August 10, 1998 redemption of the Company's convertible debt securities, which reduced interest expense by $1.3 million, and from debt paydowns during the past year. Fractionally higher interest rates in 2000 further increased net interest expense.

         The effective income tax rate in 2000 was 42.9%, compared to a 1999 rate of 40.8%. The higher rate is totally attributable to the restructuring and asset impairment charge of $52 million and related costs (principally for inventory write-offs on certain discontinued product lines) of $7.9 million, all being tax credited incrementally, at only the U.S. statutory rate (35%), plus the net state and local income tax rates. The resultant net effective tax credit rate of 37.2% increases the Company's effective tax rate for "normal" operations to 40.3% and results in the reported effective rate of 42.9%.

         Net income of $41 million, or $0.38 per diluted share, in the year 2000 was $53.5 million lower than in 1999 when net income totaled $94.5 million, or $0.86 per diluted share. As described above, in 2000, the Company incurred a combined $59.8 million pre-tax charge for restructuring, asset impairment charges and related costs ($37.6 million after income taxes). Prior to such costs, the 2000 net income was $78.6 million, or $0.73 per diluted share. Changes in average common shares outstanding in these calculations had little or no effect year-to-year.


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

         Approximately 60% of the 1999 sales increase was attributable to net acquisitions, most notably that of Euclid and of The Flecto Company, Inc. ("Flecto") on March 31, 1998. The Company's existing operations and several product line additions generated the balance of the sales increase, growing at the rate of approximately 2% for the year, almost entirely from higher unit volume as pricing adjustments were flat to somewhat soft, particularly in the Consumer Division. Exchange rate differences had a slight negative effect of less than 1% on year-to-year sales.

         Internal sales grew much more slowly than anticipated in 1999. Growth slowed to approximately 2.5% in the Industrial Division from a softening North American market and continued depressed overseas markets, particularly in the financially troubled Asian and South American economies. A stronger dollar against most foreign currencies further reduced demand for the Company's products outside North America. Growth slowed in the Consumer Division to approximately 1% from continuing consolidation in the do-it-yourself (D-I-Y) retailing industry; inventory reductions at a number of major D-I-Y accounts, despite solid sell-through rates; and continued weakness in the automobile aftermarket.

         The gross profit margin strengthened to 45.9% compared with 1998's 44.8%, with the Industrial Division improving to 46.0% from 44.3% and the Consumer Division achieving 45.6% compared with 45.5% the prior year. This improvement reflects generally lower raw material costs, including lower costs on goods sourced outside the U.S. from the strength of the dollar. Margin improvement also continued at Tremco, within the Industrial Division, through 1999, mainly from ongoing purchasing savings and the successful restructuring of its operations, since its acquisition in February 1997. Other margin improvement came from Flecto in the Consumer Division and Euclid in the Industrial Division, with their comparatively higher margins. The positive effects of Flecto and lower raw material costs more than offset certain product mix and market share-driven lower margins within the Consumer Division.

         Selling, general and administrative expenses of 34.6% of sales compared with 33.3% the prior year. The Industrial Division expenses increased to 33.1% of sales from 31.8% and the Consumer Division expenses increased to 34.8% from 33.5% in 1998. Both divisions continued with many of their product and market development, promotional and other growth-related initiatives to set the stage for stronger sales growth in the future. The Consumer Division, in particular, incurred higher freight and handling costs to accommodate increased demands for smaller, more frequent shipments of products. Flecto also has proportionately much higher costs in this category, including acquisition-related expenses. The Industrial Division incurred costs associated with certain minor restructurings during 1999, and there were certain timing differences on a number of expenses between years.

         The Industrial Division generated the EBIT growth in 1999, primarily from existing operations, while slower sales growth, coupled with the higher servicing and development costs, adversely affected the Consumer Division.

         The August 10, 1998 redemption of the Company's convertible debt securities (refer to Liquidity and Capital Resources) lowered interest expense by $6.8 million in 1999, more than offsetting $4.3 million of additional interest expense from increased indebtedness to acquire Flecto, Euclid and other smaller acquisitions. Debt repayments throughout 1999, higher interest income, and slightly lower interest rates between years further reduced net interest expense, comparatively [refer to Note A(12)].

         The tax rate improved in 1999 to 40.8% from 41.3% in 1998 [refer to Note C], with the largest improvement coming from proportionately lower state and local taxes.

         Approximately two-thirds of the growth in earnings and diluted earnings per share was internal, mainly within the Industrial Division, with the balance of growth resulting from the net effect of acquisitions and divestitures. The Company's net income margin improved to 5.5% from 5.4% in 1998. The issuance of common shares in connection with the August 10, 1998 redemption of the Company's convertible debt securities negatively impacted the calculation of basic earnings per share compared with 1998. This redemption was also the principal cause of the comparative difference between the percentage changes in net income and earnings per share between years. This effect was much less after the first quarter of fiscal 2000.


Liquidity and Capital Resources

CASH PROVIDED FROM OPERATIONS

The Company generated $103 million in cash from operations during 2000, $15 million less than during 1999. The $59.8 million (pre-tax) restructuring, asset impairment and related charges are the major factors impacting net income and represent the primary difference when comparing 2000 cash flow with 1999. When comparing 1999 cash flow with 1998, other than normal timing differences within the balance sheets, certain inventories had been built up during 1998 to accommodate increased retail business in the Consumer Division. These built-up inventories have since come down significantly along with other inventory reductions, primarily within the Consumer Division, in order to conserve working capital.

         The Company's strong cash flow from operations continues to be its primary source of financing internal growth, with limited use of short-term credit.


INVESTING ACTIVITIES

The Company is not capital intensive, and capital expenditures generally do not exceed depreciation and amortization in a given year. Capital expenditures are made primarily to accommodate the Company's continued growth through improved production and distribution efficiencies and capacity, and to enhance administration. Capital expenditures in 2000 of $63 million compare with depreciation and amortization of $79 million. Approximately $17 million of these expenditures were information technology (IT) related, including major new installations ongoing at Rust-Oleum's North American operations. The more significant IT systems changeovers have now taken place, and capital spending in this area is expected to trend downward over the next few years.

         The investment of $323 million in new businesses reflects the acquisitions of DAP and several smaller businesses and product lines, net of cash acquired. The Company has historically acquired complementary businesses and this trend is expected to continue.

         The Company's captive insurance company invests in marketable securities in the ordinary course of conducting its operations, and this activity will continue. The differences between the years are primarily attributable to the timing of investments.

         During 2000, the Company received proceeds of $55.2 million associated with sales of the majority of the business assets of two business units, in addition to the sale of several real estate properties.

FINANCING ACTIVITIES

On January 22, 1999, the Company announced the authorization of a share repurchase program, allowing the repurchase of up to 5 million of the Company's common shares over a period of 12 months. On October 8, 1999, the Company announced the authorized expansion of this repurchase program to a total of 10 million common shares. As of May 31, 2000, the Company had repurchased 7.8 million of its common shares at an average price of $11.33 per share.

         During 2000, $333 million of additional debt was incurred primarily related to acquisitions, $72 million of debt was incurred related to the share repurchase program, and approximately $27 million of debt was repaid. The acquisitions were financed through issuance of debt through a $700 million Commercial Paper Program fully backed by two revolving credit agreements [Refer to Note B]. The Company's debt to capitalization ratio has increased to 60% from 44% at May 31, 1999, mainly as a result of the DAP acquisition and the share repurchase program.

         Subsequent to year end, on July 14, 2000, the Company refinanced its existing $300 million revolving credit facility and its $400 million revolving credit facility with a $200 million 364-day revolving credit facility, and a $500 million 5-year revolving credit facility. The credit facilities are mainly used to back up the Company's $700 million Commercial Paper Program.

         The stronger dollar effect on the Company's foreign net assets tended to further reduce shareholder's equity this past year, and this trend could continue if the dollar continues to strengthen, and the growth of foreign net assets continues.

         The Company maintains excellent relations with its banks and other financial institutions to further enable the financing of future growth opportunities.


Other Matters

YEAR 2000 READINESS DISCLOSURE

The Company has completed its Year 2000 remediation efforts and, since the turn of the century, has not experienced any significant problems internally or with suppliers and customers in connection with this event. Nevertheless, there still remain some future dates that could potentially cause computer systems problems.

         The Company's most reasonably likely worst case scenario would be a short-term slowdown or cessation of manufacturing operations at one or more of its facilities and a short-term inability of the Company to process orders and billings in a timely manner, and to deliver product to customers. Because the Company has not, to date, experienced any significant problems in the Year 2000, it does not anticipate any major impact in its operations.


ENVIRONMENTAL MATTERS

Environmental obligations continue to be appropriately addressed and, based upon the latest available information, it is not anticipated that the outcome of such matters will materially affect the Company's results of operations or financial condition (refer to Note H to the Consolidated Financial Statements).


Market Risk

The Company is exposed to market risk from changes in interest rates and foreign currency exchange rates since it funds its operations through long- and short-term borrowings and denominates its business transactions in a variety of foreign currencies. A summary of the Company's primary market risk exposures is presented below.


INTEREST RATE RISK

The Company's primary interest rate risk exposure results from floating rate debt including various revolving credit and other lines of credit. At May 31, 2000, approximately 73% of the Company's total long-term debt consisted of floating rate debt. If interest rates were to increase 100 basis points (1%) from May 31, 2000 rates, and assuming no changes in long-term debt from the May 31, 2000 levels, the additional annual expense would be approximately $7.0 million on a pre-tax basis. The Company currently does not hedge its exposure to floating interest rate risk.

FOREIGN CURRENCY RISK

The Company's foreign sales and results of operations are subject to the impact of foreign currency fluctuations. As most of the Company's foreign operations are in countries with fairly stable currencies, such as the United Kingdom, Belgium and Canada, this effect has not been material. In addition, foreign debt is denominated in the respective foreign currency, thereby eliminating any related translation impact on earnings. If the dollar continues to strengthen, the Company's foreign results of operations will be negatively impacted, but the effect is not expected to be material. A 10% adverse change in foreign currency exchange rates would not have resulted in a material impact in the Company's net income for the year ended May 31, 2000. The Company does not currently hedge against the risk of exchange rate fluctuations.


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


Forward-Looking Statements

The foregoing discussion includes forward-looking statements relating to the business of the Company. These forward-looking statements, or other statements made by the Company, are made based on management's expectations and beliefs concerning future events impacting the Company and are subject to uncertainties and factors (including those specified below) which are difficult to predict and, in many instances, are beyond the control of the Company. As a result, actual results of the Company could differ materially from those expressed in or implied by any such forward-looking statements. These uncertainties and factors include (a) the price and supply of raw materials, particularly titanium dioxide, certain resins, aerosols and solvents; (b) continued growth in demand for the Company's products; (c) environmental liability risks inherent in the chemical coatings business; (d) the effect of changes in interest rates; (e) the effect of fluctuations in currency exchange rates upon the Company's foreign operations; (f) the potential impact of the euro currency conversion; (g) the effect of non-currency risks of investing in and conducting operations in foreign countries, including those relating to political, social, economic and regulatory factors; (h) future acquisitions and the Company's ability to effectively integrate such acquisitions; (i) the potential future impact of Year 2000 related software conversion issues; the potential impact of the Company's suppliers', customers' and other third parties' ability to identify and resolve their own Year 2000 obligations in such a way as to allow them to continue normal business operations or furnish raw materials, products, services or data to the Company and its operating companies without interruption; (j) liability risks inherent in the Company's EIFS and asbestos litigation; and (k) the ability of the Company to realize the projected pre-tax savings associated with the restructuring and consolidation program, and to divest non-core product lines.

CONSOLIDATED BALANCE SHEETS           (In thousands, except per share amounts)

                                            RPM, Inc. and Subsidiaries

May 31                                                                                            2000                   1999

===============================================================================================================================
ASSETS
CURRENT ASSETS
     Cash and short-term investments (Note A)                                                 $     31,340        $     19,729
     Trade accounts receivable (less allowances of $16,248 in 2000 and $14,248 in 1999)            399,683             362,611
     Inventories (Note A)                                                                          244,559             242,445
     Prepaid expenses and other current assets                                                     109,510              80,634
-------------------------------------------------------------------------------------------------------------------------------
         TOTAL CURRENT ASSETS                                                                      785,092             705,419
-------------------------------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT, AT COST (NOTE A)
     Land                                                                                           24,055              27,887
     Buildings and leasehold improvements                                                          190,658             197,567
     Machinery and equipment                                                                       384,966             347,236
------------------------------------------------------------------------------------------------------------------------------
                                                                                                   599,679             572,690
     Less allowance for depreciation and amortization                                              233,451             232,993
-------------------------------------------------------------------------------------------------------------------------------
         PROPERTY, PLANT AND EQUIPMENT, NET                                                        366,228             339,697
-------------------------------------------------------------------------------------------------------------------------------
OTHER ASSETS
     Cost of businesses over net assets acquired, net of amortization (Note A)                     595,106             425,951
     Other intangible assets, net of amortization (Note A)                                         320,631             232,556
     Other                                                                                          32,146              33,613
-------------------------------------------------------------------------------------------------------------------------------
         TOTAL OTHER ASSETS                                                                        947,883             692,120
-------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                                    $2,099,203          $1,737,236
================================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
     Notes and accounts payable                                                                $   154,256         $   131,118
     Current portion of long-term debt (Note B)                                                      4,987               3,764
     Accrued compensation and benefits                                                              68,938              58,277
     Accrued loss reserves (Note H)                                                                 64,765              49,296
     Accrued restructuring reserve (Note I)                                                         13,540
     Other accrued liabilities                                                                      68,702              50,843
     Income taxes payable (Notes A and C)                                                            1,014               9,251
-------------------------------------------------------------------------------------------------------------------------------
         TOTAL CURRENT LIABILITIES                                                                 376,202             302,549
-------------------------------------------------------------------------------------------------------------------------------
LONG-TERM LIABILITIES
     Long-term debt, less current maturities (Note B)                                              959,330             582,109
     Other long-term liabilities                                                                    57,381              55,832
     Deferred income taxes (Notes A and C)                                                          60,566              53,870
-------------------------------------------------------------------------------------------------------------------------------
         TOTAL LONG-TERM LIABILITIES                                                             1,077,277             691,811
-------------------------------------------------------------------------------------------------------------------------------
         TOTAL LIABILITIES                                                                       1,453,479             994,360
-------------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
     Common shares, stated value $.015 per share; authorized 200,000,000 shares;
         issued 110,947,000 and outstanding 103,134,000 in 2000; issued
         110,739,000 and outstanding 109,443,000 in 1999 (Note D)                                    1,616               1,613
     Paid-in capital                                                                               424,077             423,204
     Treasury shares, at cost (Note D)                                                             (88,516)            (17,044)
     Accumulated other comprehensive loss (Note A)                                                 (39,555)            (23,908)
     Retained earnings                                                                             348,102             359,011
-------------------------------------------------------------------------------------------------------------------------------
         TOTAL SHAREHOLDERS' EQUITY                                                                645,724             742,876
-------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                      $2,099,203          $1,737,236
===============================================================================================================================

See Notes to Consolidated Financial Statements

Consolidated Statements of Income
RPM, Inc. and Subsidiaries
(In thousands, except per share amounts)




Year Ended May 31                                                              2000                1999                 1998
==================================================================================================================================
NET SALES                                                                   $1,954,131          $1,712,154          $1,615,274
Cost of sales                                                                1,099,637             927,110             891,862
---------------------------------------------------------------------------------------------------------------------------------
Gross profit                                                                   854,494             785,044             723,412
Selling, general and administrative expenses                                   678,970             592,666             537,156
Restructuring and asset impairment charge (Note I)                              51,970
Interest expense, net                                                           51,793              32,781              36,700
---------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                      71,761             159,597             149,556
Provision for income taxes (Note C)                                             30,769              65,051              61,719
---------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                 $    40,992          $   94,546        $     87,837
==================================================================================================================================
Average shares outstanding (Note D)                                            107,221             108,731              98,527
==================================================================================================================================
Basic earnings per common share (Note D)                                          $.38                $.87                $.89
==================================================================================================================================
Diluted earnings per common share (Note D)                                        $.38                $.86                $.84
==================================================================================================================================
Cash dividends per common share                                                   $.49                $.46                $.44
==================================================================================================================================

See Notes to Consolidated Financial Statements


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY  RPM, Inc. and Subsidiaries      (In thousands, except per share amounts)


                                            Common Shares                                  Accumulated
                                        --------------------                                 Other
                                        Number                                           Comprehensive
                                       Of Shares     Stated      Paid-In      Treasury       Loss       Retained
                                       (Note D)       Value      Capital       Shares      (Note A)     Earnings      Total
================================================================================================================================
BALANCE AT MAY 31, 1997                  98,029     $  1,428     $229,619                $  (8,114)     $270,465      $493,398
                                                                                                                      --------
     Comprehensive income
         Net income                                                                                       87,837        87,837
         Other comprehensive loss                                                           (6,428)                     (6,428)
                                                                                                                      --------
              Comprehensive income                                                                                      81,409
     Dividends paid                          (6)                      (83)                               (43,391)      (43,474)
     Debt conversion                         32                       499                                                  499
     Business combinations                1,813           26       32,259                                               32,285
     Stock option exercises                 276            4        2,216                                                2,220
     Restricted share awards                110            2           (2)
--------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 31, 1998                 100,254        1,460      264,508                  (14,542)      314,911       566,337
     Comprehensive income
         Net income                                                                                       94,546        94,546
         Reclassification adjustments                                                          (65)                        (65)
         Other comprehensive loss                                                           (9,301)                     (9,301)
         Comprehensive income                                                                                           85,180
     Dividends paid                                                                                      (50,446)      (50,446)
     Debt conversion                     10,135          148      156,896                                              157,044
     Business combinations                  (24)                     (417)                                                (417)
     Repurchase of shares                (1,296)                              (17,044)                                 (17,044)
     Stock option exercises                 281            4        2,218                                                2,222
     Restricted share awards                 93            1           (1)
--------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 31, 1999                 109,443        1,613      423,204     (17,044)     (23,908)      359,011       742,876
                                                                                                                      --------

     Comprehensive income
         Net income                                                                                       40,992        40,992
         Reclassification adjustments                                                          738                         738
         Other comprehensive loss                                                          (16,385)                    (16,385)
                                                                                                                      --------
              Comprehensive income                                                                                      25,345
     Dividends paid                                                                                      (51,901)      (51,901)
     Repurchase of shares                (6,517)                              (71,472)                                 (71,472)
     Stock option exercises                 100            1          875                                                  876
     Restricted share awards                108            2           (2)
--------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 31, 2000                 103,134     $  1,616     $424,077    $(88,516)    $(39,555)     $348,102      $645,724
==================================================================================================================================

See Notes to Consolidated Financial Statements


Consolidated Statements of Cash Flows RPM, Inc. and Subsidiaries (In thousands, except per share mounts)

Year Ended May 31                                                                2000             1999              1998

================================================================================================================================
Cash Flows From Operating Activities:
     Net income                                                            $    40,992       $    94,546       $    87,837
     Adjustments to reconcile net income to net
         cash provided by operating activities:
              Depreciation                                                      42,290            34,803            30,823
              Amortization of goodwill                                          18,352            13,625            12,435
              Other amortization                                                18,508            13,707            13,751
              Asset impairment charge, net of gains                              6,940
              (Decrease) in deferred liabilities                               (31,081)           (4,189)          (10,459)
              (Earnings) of unconsolidated affiliates                             (435)           (2,332)           (2,217)
              Non-cash interest expense                                                            1,696             9,599
     Changes in assets and liabilities, net of effect
         from purchases and sales of businesses:
              (Increase) decrease in accounts receivable                         6,251           (27,828)          (26,944)
              (Increase) decrease in inventory                                   4,716            11,089           (19,727)
              (Increase) in prepaid and other assets                           (13,484)          (11,523)           (4,163)
              Increase (decrease) in accounts payable                            1,615            (6,349)            6,138
              Increase in accrued restructuring                                 13,540
              Increase (decrease) in accrued liabilities                       (11,285)            7,639            18,413
              Other                                                              5,659            (7,163)           (3,883)
----------------------------------------------------------------------------------------------------------------------------
                  Cash From Operating Activities                               102,578           117,721           111,603
----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Capital expenditures                                                      (63,185)          (63,406)          (60,343)
     Acquisition of businesses, net of cash acquired                          (323,033)          (34,551)          (47,709)
     Purchase of marketable securities                                         (19,816)          (31,666)          (27,224)
     Proceeds from marketable securities                                        13,142            29,895            17,355
     Distributions from joint ventures                                                             1,063               592
     Investments in joint ventures                                                (500)                             (2,702)
     Proceeds from sale of assets and businesses                                55,290               565           131,222
----------------------------------------------------------------------------------------------------------------------------
                  Cash From (Used For) Investing Activities                   (338,102)          (98,100)           11,191
----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Additions to long-term and short-term debt                              2,147,077         1,169,127         1,238,371
     Reductions of long-term and short-term debt                            (1,776,610)       (1,144,022)       (1,316,000)
     Cash dividends                                                            (51,901)          (50,446)          (43,474)
     Exercise of stock options                                                     876             2,222             2,220
     Repurchase of shares                                                      (71,472)          (17,044)
----------------------------------------------------------------------------------------------------------------------------
                  Cash From (Used For) Financing Activities                    247,970           (40,163)         (118,883)
----------------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                           (835)             (512)             (570)
----------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH                                                 11,611           (21,054)            3,341
CASH AT BEGINNING OF YEAR                                                       19,729            40,783            37,442
----------------------------------------------------------------------------------------------------------------------------
CASH AT END OF YEAR                                                        $    31,340       $    19,729       $    40,783
============================================================================================================================
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:
============================================================================================================================
     Cash paid during the year for:
         Interest                                                          $    55,253       $    36,155       $    32,375
         Income taxes                                                      $    70,086       $    71,904       $    70,189
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
         Interest accreted on LYONs                                        $                 $     1,696       $     9,599
         Shares issued (returned) in business combinations                 $                 $      (417)      $    32,285
         Conversion of debt to equity                                      $                 $   157,044       $       499
         Receivables (debt) from business combinations                     $    (6,724)      $    (1,557)      $


Additions and reductions to long-term and short-term debt relate to periodic rollovers of amounts borrowed under the Company's Commercial Paper Program.

May 31, 2000, 1999 and 1998

NOTE A - Summary of Significant Accounting Principles

         (1) POLICIES OF CONSOLIDATION: The consolidated financial statements include the accounts of RPM, Inc. and its majority owned domestic and foreign subsidiaries. The Company accounts for its investment in less than majority owned joint ventures under the equity method. Intercompany accounts, transactions and unrealized profits and losses are eliminated in consolidation.

         Certain reclassifications have been made to prior year amounts to conform with the current year presentation.

         (2) BUSINESS COMBINATIONS: During the two year period ended May 31, 2000, the Company completed several acquisitions. In August 1999, the Company acquired all the outstanding shares of DAP Products, Inc. This acquisition and several other smaller acquisitions have been accounted for by the purchase method of accounting. The difference of approximately $216,341,000 between the fair value of net assets acquired and the purchase consideration of $395,100,000 has been allocated to goodwill. The assets, liabilities and operating results of these companies are reflected in the Company's financial statements from their respective dates of acquisition forward.

         The Company also completed several divestitures of businesses and product lines during the past two years, realizing proceeds of approximately $51,000,000. The resulting gain of approximately $12,000,000, when netted against non-recurring costs, had an immaterial effect on net income.

         The following data summarizes, on an unaudited pro forma basis, the combined results of operations of the Company and DAP Products for the year ended May 31, 1999. The pro forma amounts give effect to appropriate adjustments resulting from the combination, but are not necessarily indicative of future results of operations, or of what results would have been for the combined companies. Pro forma results for the year ended May 31, 2000, were immaterial and consequently are not presented.

--------------------------------------------------------------------------------
                                                                         May 31,
     (In thousands, except per share amounts [Unaudited])                  1999
--------------------------------------------------------------------------------
     Net sales                                                       $1,944,880
                                                                     ==========
     Net income                                                      $   86,876
                                                                     ==========
     Basic earnings per common share                                       $.80
                                                                           ====
     Diluted earnings per common share                                     $.79
                                                                           ====
--------------------------------------------------------------------------------

         (3) FOREIGN CURRENCY: The functional currency of foreign subsidiaries is their local currency. Accordingly, for the periods presented, assets and liabilities have been translated using exchange rates prevailing at year end while income and expense for the periods have been translated using an average exchange rate. The resulting translation adjustments have been recorded in Other Comprehensive Loss, a component of shareholders' equity, and will be included in net earnings only upon the sale or liquidation of the underlying foreign investment, which is not contemplated at this time. Transaction gains and losses have been immaterial during the past three fiscal years.

         (4) COMPREHENSIVE INCOME: Accumulated other comprehensive loss (which is shown net of taxes) consists of the following components:

---------------------------------------------------------------------------------------------------------------------------
                                                     FOREIGN              MINIMUM          UNREALIZED
                                                    CURRENCY              PENSION          GAIN(LOSS)
                                                   TRANSLATION           LIABILITY             ON
     (IN THOUSANDS)                                ADJUSTMENTS          ADJUSTMENTS        SECURITIES           TOTAL
---------------------------------------------------------------------------------------------------------------------------
Balance at May 31, 1997                             $ (8,216)            $                  $    102            $ (8,114)
Other comprehensive loss                              (5,605)               (786)                (37)             (6,428)
---------------------------------------------------------------------------------------------------------------------------
Balance at May 31, 1998                              (13,821)               (786)                 65             (14,542)
Less: Reclassification adjustments for
    (gains) losses included in net income                                                        (65)                (65)
Other comprehensive loss                              (8,496)                (67)               (738)             (9,301)
---------------------------------------------------------------------------------------------------------------------------
Balance at May 31, 1999                              (22,317)               (853)               (738)            (23,908)
Less: Reclassification adjustments for
    (gains) losses included in net income                                                        738                 738
Other comprehensive loss                             (16,223)                853              (1,015)            (16,385)
---------------------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 31, 2000                             $(38,540)            $                  $ (1,015)           $(39,555)
===========================================================================================================================

         (5) CASH AND SHORT-TERM INVESTMENTS: For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company does not believe it is exposed to any significant credit risk on cash and short-term investments.

         (6) MARKETABLE SECURITIES: Marketable securities, all of which are classified as available for sale, total $29,277,000 and $23,351,000 at May 31, 2000 and 1999, respectively. The estimated fair values of these securities are included in other current assets and are based on quoted market prices.

         (7) FINANCIAL INSTRUMENTS: The Company's financial instruments recorded on the balance sheet include cash and short-term investments, accounts receivable, notes and accounts payable, and debt. The carrying amount of cash and short-term investments, accounts receivable and notes and accounts payable approximates fair value because of their short-term maturity.

         The carrying amount of the Company's debt instruments approximates fair value based on quoted market prices, variable interest rates, or borrowing rates for similar types of debt arrangements.

         (8) INVENTORIES: Inventories are stated at the lower of cost or market, cost being determined substantially on a first-in, first-out (FIFO) basis and market being determined on the basis of replacement cost or net realizable value. Inventory costs include raw material, labor and manufacturing overhead. Inventories were composed of the following major classes:

                                                May 31
                                     -----------------------------
     (In thousands)                      2000             1999
--------------------------------------------------------------------
     Raw material and supplies       $  86,755         $  80,827
     Finished goods                    157,804           161,618
--------------------------------------------------------------------
     TOTAL INVENTORIES                $244,559          $242,445
======================================================================

         (9) DEPRECIATION: Depreciation is computed over the estimated useful lives of the assets primarily using the straight-line method. Depreciation expense charged to operations for the three years ended May 31, 2000 was $42,290,000, $34,803,000 and $30,823,000, respectively. The annual depreciation rates are based on the following ranges of useful lives:


     Land improvements                                      10 to 50 years

     Buildings and improvements                              5 to 50 years

     Machinery and equipment                                 3 to 20 years


         (10) INTANGIBLES: The excess of cost over the underlying value of the net assets of companies acquired is being amortized on the straight-line basis, primarily over forty years. Amortization expense charged to operations for the three years ended May 31, 2000 was $18,352,000, $13,625,000 and $12,435,000,
respectively. Cost of businesses over net assets acquired is shown net of accumulated amortization of $88,060,000 at May 31, 2000 ($71,150,000 at May 31,
1999).

         Intangible assets also represent costs allocated to formulae, trademarks and other specifically identifiable assets arising from business acquisitions. These assets are being amortized using the straight-line method over periods of 7 to 40 years. The Company assesses the recoverability of the excess of cost over the assigned value of net assets acquired by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operations. Amortization expense charged to operations for the three years ended May 31, 2000 was $17,084,000, $12,504,000 and $11,473,000, respectively.

         Other intangible assets consist of the following major classes:

                                                                  May 31
                                                -------------------------------------
     (In thousands)                                 2000                       1999
--------------------------------------------------------------------------------------
     Formulae                                   $170,146                  $  89,358
     Trademarks                                  106,363                     84,194
     Distributor networks                         39,076                     39,000
     Workforce                                    40,589                     37,433
     Patents                                      11,080                     10,987
     Licenses                                     10,672                     10,215
     Other                                        12,883                     13,169
--------------------------------------------------------------------------------------
                                                 390,809                    284,356
     Accumulated amortization                     70,178                     51,800
--------------------------------------------------------------------------------------
     OTHER INTANGIBLE ASSETS, NET               $320,631                   $232,556
======================================================================================

         (11) RESEARCH AND DEVELOPMENT: Research and development costs are charged to operations when incurred and are included in operating expenses. The amounts charged for the three years ended May 31, 2000 were $22,328,000, $18,022,000 and $15,815,000, respectively. The customer sponsored portion of such expenditures was not significant.

         (12) INTEREST EXPENSE, NET: Interest expense is shown net of investment income which consists of interest, dividends and capital gains. Investment income for the three years ended May 31, 2000 was $2,643,000, $4,880,000 and $4,154,000, respectively.

         (13) INCOME TAXES: The Company and its wholly owned domestic subsidiaries file a consolidated federal income tax return. The tax effects of transactions are recognized in the year in which they enter into the determination of net income, regardless of when they are recognized for tax purposes. As a result, income tax expense differs from actual taxes payable. The accumulation of these differences at May 31, 2000 is shown as a noncurrent liability of $60,566,000 (net of a noncurrent asset of $70,691,000). At May 31, 1999, the noncurrent liability was $53,870,000 (net of a noncurrent asset of $40,333,000). The Company does not intend to distribute the accumulated earnings of consolidated foreign subsidiaries amounting to $92,706,000 at May 31, 2000, and $92,021,000 at May 31, 1999, and therefore no provision has been made for the taxes which would result if such earnings were remitted to the Company.

         (14) ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         (15) REPORTABLE SEGMENTS: Reportable segment information appears on page 12 of this report.


Note B - Borrowings

A description of long-term debt follows:
----------------------------------------------------------------------------------------------------
                                                                                     May 31
                                                                           -------------------------
     (In thousands)                                                           2000          1999
----------------------------------------------------------------------------------------------------
Revolving credit agreement for $300,000,000 with ten
banks through February 2, 2002. The chairman of the
board and chief executive officer of the Company is a
director of one of the banks providing this facility.                      $              $215,000

Commercial paper with a weighted average interest
rate at May 31, 2000 of 6.75%. These obligations
along with other short-term borrowings were
reclassified as long-term debt reflecting the
Company's intent and ability through unused credit
facilities, to refinance these obligations.                                  604,000

Short-term borrowings with a bank bearing interest
of 6.82% at May 31, 2000.                                                     75,000        85,000

7.00% unsecured senior notes due June 15, 2005.                              150,000       150,000
6.50% unsecured notes due March 1, 2008.                                     100,000       100,000
Revolving 364 day multi-currency credit agreement for
$23,445,000 with a bank. Interest, which is tied to
one of various rates, averaged 5.30% at May 31, 2000                          17,553        19,884
6.75% unsecured senior notes due to an insurance company in annual
installments through 2003.                                                     6,857         8,571
Other notes and mortgages payable at various rates of interest
due in installments through 2008, substantially secured by property.          10,907         7,418
----------------------------------------------------------------------------------------------------
                                                                             964,317       585,873

Less current portion                                                           4,987         3,764
----------------------------------------------------------------------------------------------------
TOTAL LONG-TERM DEBT, LESS CURRENT MATURITIES                               $959,330      $582,109
====================================================================================================

         In addition to the $300,000,000 revolving credit facility, the Company had a $400,000,000 one-year credit facility, the combination of which are used as back up to the Company's borrowings in the Commercial Paper market. Subsequent to the year end the Company refinanced both of these facilities with two new facilities, a $500,000,000 five-year revolving credit facility and a $200,000,000 one-year credit facility.

         At May 31, 2000, the Company has unused short-term lines of credit with several banks totalling $21,751,000.

         The aggregate maturities of long-term debt for the five years subsequent to May 31, 2000 are as follows: 2001 - $4,987,000; 2002 -
$201,750,000; 2003 - $3,536,000; 2004 - $3,023,000; 2005 - $929,000.

-----------------------------------------------------------------------------------------------------------------------------------

NOTE C - Income Taxes
Consolidated income before taxes consists of the following:
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                 Year Ended May 31
                                                                                ---------------------------------------------------
   (In thousands)                                                                      2000             1999                1998
         United States                                                            $  41,424             $ 124,965        $ 118,011
         Foreign                                                                     30,337                34,632           31,545
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                  $  71,761             $ 159,597        $ 149,556
====================================================================================================================================


     Provision for income taxes consists of the following:

     Current:
         U.S. federal                                                             $  43,174             $  48,609        $  49,802
         State and local                                                              3,547                 7,448            9,281
         Foreign income and withholding taxes                                        15,129                13,183           13,096
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                     61,850                69,240           72,179
-----------------------------------------------------------------------------------------------------------------------------------
     Deferred:
         U.S. federal                                                               (29,028)               (6,238)          (9,970)
         Foreign                                                                     (2,053)                2,049             (490)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                    (31,081)               (4,189)         (10,460)
-----------------------------------------------------------------------------------------------------------------------------------
     PROVISION FOR INCOME TAXES                                                   $  30,769             $  65,051        $  61,719
====================================================================================================================================

A reconciliation between the actual income tax expense provided and the income tax expense computed by applying the statutory federal income tax rate of 35% to income before tax is as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                 Year Ended May 31
                                                                                ---------------------------------------------------
     (In thousands)                                                                    2000                  1999             1998
-----------------------------------------------------------------------------------------------------------------------------------
         Income taxes at U.S. statutory rate                                      $  25,116             $  55,859        $  52,345
         Excess of foreign taxes over the U.S. statutory rate                         2,458                 1,032              433
         State and local income taxes net of federal income tax benefit               2,306                 4,841            6,033
         Tax credits                                                                   (340)                 (660)          (1,132)
         Amortization of goodwill                                                     4,285                 3,326            3,346
         Tax benefits from foreign sales corporation                                 (1,725)               (1,860)          (1,400)
         Other items, none of which exceed 5% of computed tax                        (1,331)                2,513            2,094
-----------------------------------------------------------------------------------------------------------------------------------
     ACTUAL TAX EXPENSE                                                           $  30,769             $  65,051        $  61,719
====================================================================================================================================
     ACTUAL TAX RATE                                                                  42.88%                40.76%           41.27%
====================================================================================================================================


Deferred income taxes result from temporary differences in recognition of revenue and expense for book and tax purposes, primarily from the temporary tax differences relating to business combinations.


Note D - Common Shares
There are 200,000,000 common shares authorized with a stated value of $.015 per share. At May 31, 2000 and 1999, there were 103,134,000 and 109,443,000 shares outstanding respectively, each of which is entitled to one vote.
         Basic earnings per share is computed by dividing income available to common shareholders, the numerator, by the weighted average number of common shares outstanding during each year, the denominator (107,221,000 in 2000, 108,731,000 in 1999 and 98,527,000 in 1998). In computing diluted earnings per share, the net income was increased in 1999 and 1998 by the add back of interest expense, net of tax, on convertible securities assumed to be converted. In addition, the number of common shares was increased by common stock options with exercisable prices lower than the average market prices of common shares during each year and reduced by the number of shares assumed to have been purchased with proceeds from the exercised options. In 1999 and 1998 the number of common shares was also increased by additional shares issuable assuming conversion of convertible securities.
         In April 1997, the Company adopted a Restricted Stock Plan. The Plan is intended to replace, over a period of time, the Company's existing cash based Benefit Restoration Plan. Under the terms of the Plan, up to 1,563,000 shares may be awarded to certain employees through May 2007. For the year ended May 31, 2000, 108,000 shares were awarded under this Plan net of forfeitures (93,000 shares in 1999). None of these awards, which generally are subject to forfeiture until the completion of five years of service, were vested at May 31, 2000 or May 31, 1999.
         In 1999, the Company authorized the repurchase of up to 10,000,000 of its common shares. The repurchase of shares under this program may be made in the open market or in private transactions, at times and in amounts and prices that management deems appropriate. The Company may terminate or limit the repurchase program at any time. Through May 31, 2000, the Company had repurchased 7,813,000 shares (1,296,000 in 1999) at an aggregate cost of $88,516,000 ($17,044,000 in 1999). Shares repurchased under this program are held at cost and are included in Shareholders' Equity as Treasury Shares.
         In April 1999, the Company adopted a Shareholder Rights Plan and declared a dividend distribution of one right for each outstanding common share. The Plan provides existing shareholders the right to purchase shares of the Company at a discount in certain circumstances as defined by the Plan. The rights are not exercisable at May 31, 2000 and expire in May 2009.
         The Company has options outstanding under two stock option plans, the 1989 Stock Option Plan and the 1996 Key Employees Stock Option Plan, which provides for the granting of options for up to 4,500,000 shares. These options are generally exercisable cumulatively in equal annual installments commencing one year from the grant date and have expiration dates ranging from July 2000 to February 2010. At May 31, 2000, 291,000 shares (2,134,000 at May 31, 1999) were available for future grants.
     Transactions during the last two years are summarized as follows:

-----------------------------------------------------------------------------------------------------------------------------------
     SHARES UNDER OPTION                                                                                  2000              1999
     (In thousands)
-----------------------------------------------------------------------------------------------------------------------------------

     Outstanding, beginning of year (weighted average price of $13.54 ranging from
     $5.84 to $17.25 per share)                                                                          4,708             4,432
     Granted (weighted average price of $11.43 ranging from $9.56 to $15.00 per share)                   1,843               722
     Cancelled (weighted average price of $13.14 ranging from $9.56 to $16.35 per share)                  (208)             (101)
     Exercised (weighted average price of $8.79 ranging from $5.84 to $12.36 per share)                   (100)             (345)
-----------------------------------------------------------------------------------------------------------------------------------
     OUTSTANDING, END OF YEAR (WEIGHTED AVERAGE PRICE OF $13.01 RANGING FROM
     $5.84 TO $17.25 PER SHARE)                                                                          6,243             4,708
===================================================================================================================================
     EXERCISABLE, END OF YEAR (WEIGHTED AVERAGE PRICE OF $12.96 RANGING FROM
     $5.84 TO $17.25 PER SHARE)                                                                          3,103             2,362
===================================================================================================================================

-----------------------------------------------------------------------------------------------------------------------------------
                                                OPTIONS OUTSTANDING                                    OPTIONS EXERCISABLE
                                                  AT MAY 31, 2000                                        AT MAY 31, 2000
                              --------------------------------------------------------         ------------------------------------
                                                     Weighted             Weighted                                      Weighted
         Range of                 Shares              Average              Average                  Shares               Average
      Exercise Prices             (000's)         Remaining Life            Price                   (000's)               Price
-----------------------------------------------------------------------------------------------------------------------------------
     $  5.00 - $ 9.99              1,288                8.1                $  9.39                    250                $  8.67
      $10.00 - $14.99              2,701                5.8                 $12.65                  1,947                 $12.29
      $15.00 - $17.25              2,254                7.6                 $15.50                    906                 $15.59
                                   -----                                                            -----
                                   6,243                6.9                 $13.01                  3,103                 $12.96
                                   =====                                                            =====

     The Company is accounting for its stock option plans under the provisions of APB Opinion No. 25 and, accordingly, no compensation cost has been recognized. If compensation cost had been determined based on the fair value at the grant date for awards under this plan consistent with the method prescribed by SFAS No. 123, the Company's net income and earnings per share for the years ended May 31, 2000 and 1999, would have been reduced to the pro forma amounts indicated in the following table:

--------------------------------------------------------------------------------
     (In thousands, except per share amounts)           2000              1999
--------------------------------------------------------------------------------
     Pro Forma Net Income                           $ 38,169          $ 92,239
================================================================================
     Pro Forma Earnings Per Share:
         Basic                                          $.36              $.85
================================================================================
         DILUTED                                        $.36              $.84
================================================================================

         The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions. The expected volatility rate is 28.9% for shares granted in 2000 and 28.7% for 1999. The expected life is 7.5 and 7.3 years, with dividend yields of 3.3% and 3.0% and risk-free interest rates of 6.4% and 5.0%, for 2000 and 1999, respectively.

Note E - Leases
At May 31, 2000, certain property, plant and equipment were leased by the Company under long-term leases. Certain of these leases provide for increased rental based upon an increase in the cost-of-living index. Future minimum lease commitments as of May 31, 2000 for all non-cancelable leases are as follows:

--------------------------------------------------------------------------------
     May 31                                                   (In thousands)
--------------------------------------------------------------------------------
     2001                                                           $ 10,791
     2002                                                              8,127
     2003                                                              6,368
     2004                                                              3,005
     2005                                                              2,354
     Thereafter                                                       12,749
--------------------------------------------------------------------------------
     TOTAL MINIMUM LEASE COMMITMENTS                                $ 43,394
================================================================================

     Rental expenses for all operating leases totalled $17,183,000 in 2000, $13,934,000 in 1999 and $9,654,000 in 1998. Capitalized leases were insignificant for the three years ended May 31, 2000.

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

-------------------------------------------------------------------------------
     Effective June 1, 1998, the Company adopted SFAS No. 132, Employers' Disclosure About Pension and Other Postretirement Benefits. SFAS No. 132 does not change the measurement or recognition of those plans, but revises the disclosure requirements for pension and other postretirement benefit plans for all years presented.
     Net periodic pension cost (income) consisted of the following for the three years ended May 31, 2000:

--------------------------------------------------------------------------------
                                 U.S. Plans                 Non-U.S. Plans
                         -------------------------   --------------------------
     (In thousands)        2000     1999    1998       2000     1999      1998
-------------------------------------------------------------------------------
Service cost             $ 6,650  $ 7,247  $ 5,575   $ 1,122  $ 1,041   $   881
Interest cost              5,678    5,253    5,353     2,176    2,263     2,122
Expected return
    on plan assets        (6,123)  (6,071)  (4,930)   (3,026)  (3,183)   (2,899)

Amortization of:
    Prior service cost       132      114      110
    Net gain on adoption
         of SFAS No. 87      (96)    (100)    (100)
Net actuarial (gain)
    loss recognized          439       71       (6)       91        1       (60)
Curtailment/settlement
    (gains) losses           103   (1,728)    (808)      (24)    (308)
--------------------------------------------------------------------------------
    NET PENSION COST     $ 6,783  $ 4,786  $ 5,194   $   339  $  (186)  $    44
================================================================================

     The changes in benefit obligations and plan assets, as well as the funded status of the Company's pension plans at May 31, 2000 and 1999 were as follows:


----------------------------------------------------------------------------------------------------------------
                                                                       U.S. Plans             Non-U.S. Plans
                                                                -----------------------   ----------------------
     (In thousands)                                                 2000        1999         2000         1999
----------------------------------------------------------------------------------------------------------------
Benefit obligation at beginning of year                         $  76,328    $  74,091    $  33,006    $  32,093
Service cost                                                        6,650        7,247        1,122        1,041
Interest cost                                                       5,678        5,253        2,176        2,263
Benefits paid                                                      (3,820)     (11,000)      (1,376)      (1,538)
Participant contributions                                                                       404          398
Actuarial (gain) loss                                              (5,884)       2,755       (3,520)       1,126
Currency exchange rate changes                                                                  683       (1,466)
Curtailment/settlement (gains) losses                             (11,184)      (2,018)        (152)        (911)
Plan amendments                                                     2,786
Acquisitions                                                       11,338

----------------------------------------------------------------------------------------------------------------
BENEFIT OBLIGATION AT END OF YEAR                               $  81,892    $  76,328    $  32,343    $  33,006
================================================================================================================

Fair value of plan assets at beginning of year                  $  61,715    $  64,132    $  36,469    $  38,106
Actual return on plan assets                                       22,675          607        4,138          871
Employer contributions                                              9,772        7,976          421          429
Participant contributions                                                                       404          398
Benefits paid                                                      (3,820)     (11,000)      (1,376)      (1,702)
Currency exchange rate changes                                                                  865       (1,633)
Curtailment/settlement gains (losses)                              (6,092)
Acquisitions                                                       17,252

----------------------------------------------------------------------------------------------------------------
FAIR VALUE OF PLAN ASSETS AT END OF YEAR                        $ 101,502    $  61,715    $  40,921    $  36,469
================================================================================================================

Excess (deficit) of plan assets versus
    benefit obligations at end of year                          $  19,610    $ (14,613)   $   8,577    $   3,463
Contributions after measurement date                                   15        1,527          108          104
Unrecognized actuarial (gain) loss                                (13,191)      13,161       (1,811)       2,989
Unrecognized prior service cost                                     1,732          824
Unrecognized net transitional asset                                  (285)        (408)

----------------------------------------------------------------------------------------------------------------
NET AMOUNT RECOGNIZED                                           $   7,881    $     491    $   6,874    $   6,556
================================================================================================================

----------------------------------------------------------------------------------------------------------------
                                                                       U.S. Plans             Non-U.S. Plans
                                                                -----------------------   ----------------------
     (In thousands)                                                 2000        1999         2000         1999
----------------------------------------------------------------------------------------------------------------
Amounts recognized in the
    consolidated balance sheets consist of:
Prepaid benefit cost                                            $   9,401    $   2,788    $   7,874    $   7,446
Accrued benefit liability                                          (1,520)      (3,146)      (1,000)      (1,018)

Intangible asset (SFAS No. 87)                                                     124
Accumulated other comprehensive loss (net of tax)                                  725                       128

----------------------------------------------------------------------------------------------------------------
NET AMOUNT RECOGNIZED                                           $   7,881    $     491    $   6,874    $   6,556
================================================================================================================

     For domestic plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of assets were $1,243,000, $124,000 and $ -0- , respectively, as of May 31, 2000 and $4,000,000, $4,000,000 and $839,000, respectively, as of May
31, 1999. For foreign plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of assets were $1,088,000, $944,000 and $ -0- , respectively as of May 31, 2000 and $1,018,000, $1,018,000 and $ -0- , respectively, as of May
31, 1999.

     The following weighted average assumptions were used to determine the Company's obligations under the plans:

--------------------------------------------------------------------------------
                                            U.S. Plans         Non-U.S. Plans
                                        -----------------     ---------------
                                         2000        1999     2000       1999
--------------------------------------------------------------------------------
    Discount rate                       8.00%       7.00%     6.17%      5.83%
    Expected return on plan assets      9.00%       9.00%     8.25%      8.25%
    Rate of compensation increase       4.50%       4.50%     4.25%      4.25%
--------------------------------------------------------------------------------
     The plans' assets consist primarily of stocks, bonds and fixed income securities. The Company also sponsors an employee savings plan under Section 401(k) of the Internal Revenue Code which covers substantially all non-union employees in the United States. The Plan provides for matching contributions in Company shares based upon qualified employee contributions. Matching contributions charged to income were $4,925,000, $4,304,000 and $4,001,000 for years ended May 31, 2000, 1999 and 1998, respectively.

NOTE G - Postretirement Health Care Benefits

In addition to the defined benefit pension plan, the Company also provides health care benefits to certain of its retired employees through unfunded plans. Employees become eligible for these benefits if they meet minimum age and service requirements. The components of this expense for the three years ended May 31, 2000 were as follows:

-----------------------------------------------------------------------------------------------------------------------------------
     (In thousands)                                                            2000                1999                1998
-----------------------------------------------------------------------------------------------------------------------------------

     Service cost - Benefits earned during this period                          $  110             $   99             $   90
     Interest cost on the accumulated obligation                                   890                784                915
     Amortization of unrecognized (gains)                                          (55)               (40)               (52)
-----------------------------------------------------------------------------------------------------------------------------------
     NET PERIODIC POSTRETIREMENT EXPENSE                                        $  945              $ 843              $ 953
===================================================================================================================================

The changes in the benefit obligations of the plans at May 31, 2000 and 1999, were as follows:

-----------------------------------------------------------------------------------------------------------------------------------
     (In thousands)                                                                                  2000                  1999
-----------------------------------------------------------------------------------------------------------------------------------

     Accumulated postretirement benefit obligation at beginning of year                            $11,548                $14,661
     Service cost                                                                                      110                     99
     Interest cost                                                                                     890                    784
     Settlement/curtailment (gains) losses                                                            (221)
     Acquisitions                                                                                    1,629
     Benefit payments                                                                                 (902)                  (693)
     Actuarial (gains) losses                                                                       (1,238)                (3,102)
     Currency exchange rate changes                                                                    112                   (201)
-----------------------------------------------------------------------------------------------------------------------------------
     Accumulated postretirement benefit obligation at end of year                                   11,928                 11,548
     Unrecognized actuarial gains (losses)                                                           2,881                  1,625
-----------------------------------------------------------------------------------------------------------------------------------
     ACCRUED POSTRETIREMENT HEALTH CARE BENEFITS                                                   $14,809                $13,173
===================================================================================================================================

     An 8% general discount rate was used in determining the accumulated postretirement benefit obligation as of May 31, 2000 (7% for May 31, 1999). An 8% increase in the cost of covered health care benefits was generally assumed for fiscal 2000 (9% for fiscal 1999). This trend rate in all cases is assumed tO decrease to 5% after several years and remain at that level thereafter except for various union plans which will cap at alternate benefit levels. A 1% increase in the health care costs trend rate would have increased the accumulated postretirement benefit obligation as of May 31, 2000 by $1,174,000 and the net postretirement expense by $119,000. A 1% decrease in the health care costs trend rate would have decreased the accumulated postretirement benefit obligation as of May 31, 2000 by $989,000 and the net postretirement expense by $97,000.

NOTE H - Contingencies and Loss Reserves

Accrued loss reserves consisted of the following classes:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                              May 31
                                                                                                  ---------------------------------
     (In thousands)                                                                                  2000                  1999
-----------------------------------------------------------------------------------------------------------------------------------

     Accrued product liability reserves                                                           $ 41,176              $ 34,566
     Accrued warranty reserves - current                                                             7,908                 8,234
     Accrued environmental reserves                                                                 14,116                 5,214
     Accrued other                                                                                   1,565                 1,282
-----------------------------------------------------------------------------------------------------------------------------------

     Accrued loss reserves - current                                                                64,765                49,296
     Accrued warranty reserves - long-term                                                          13,740                18,816
-----------------------------------------------------------------------------------------------------------------------------------

     TOTAL ACCRUED LOSS RESERVES                                                                  $ 78,505              $ 68,112
===================================================================================================================================

     The Company, through its wholly owned insurance subsidiary, provides certain insurance coverage, primarily product liability, to the Company's other domestic subsidiaries. Excess coverage is provided by outside carriers. The reserves reflected above provide for these potential losses as well as other uninsured claims. Provision for estimated warranty costs is recorded at the time of sale and periodically adjusted to reflect actual experience.

     In addition, the Company, like others in similar businesses, is involved in several proceedings relating to environmental matters. It is the Company's policy to accrue remediation costs when it is probable that such efforts will be required and the related costs can be reasonably estimated. These liabilities are undiscounted and do not take into consideration any possible recoveries of future insurance proceeds or claims against third parties. Included at May 31, 2000 are $7,000,000 of environmental reserves related to acquisitions during the year.

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

NOTE I - Restructuring and Asset Impairment Charge

For the year ended May 31, 2000, the Company recorded a restructuring charge of $45,000,000 in the first quarter plus $6,970,000 in the fourth quarter, for a total of $51,970,000. Included in this charge are severance and other employee related costs of $21,986,000, contract exit and termination costs of $2,059,000, facility closures and write-downs of property, plant and equipment of $22,342,000 and write-downs of intangibles of $5,583,000.

     In addition to the $51,970,000 restructuring charge, related costs were incurred during the year primarily to account for inventory of certain product lines that are being discontinued, totalling $7,876,000, and these costs have been charged to earnings and classified as a component of cost of sales.

     Through May 31, 2000, the Company has paid or incurred $38,430,000 of the $51,970,000 restructuring charge. The Company anticipates that substantially all of the remaining restructuring costs will be paid by May 31, 2001.

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  Incurred
                                                                              Total                Through              Balance
     (In thousands)                                                          Charge             May 31, 2000         May 31, 2000
-----------------------------------------------------------------------------------------------------------------------------------
     Severance costs                                                         $21,986               $ 9,928               $12,058
     Exit and termination costs                                                2,059                   577                 1,482
     Property, plant and equipment                                            22,342                22,342
     Intangibles                                                               5,583                 5,583
-----------------------------------------------------------------------------------------------------------------------------------
                                                                             $51,970               $38,430               $13,540
===================================================================================================================================

     The severance and other employee related costs provide for a reduction of approximately 760 employees related to the facility closures and the streamlining of operations related to cost reduction initiatives. The costs of exit and contract termination are comprised primarily of non-cancelable lease obligations on the closed facilities. The charge for property, plant and equipment represents write-downs to net realizable value of less efficient and duplicate facilities and machinery and equipment no longer needed in the combined restructured manufacturing operations.

     NOTE J - Interim Financial Information (Unaudited)

The following is a summary of the unaudited quarterly results of operations for the years ended May 31, 2000 and 1999:


                                                                                  Three Months Ended
                                                              ------------------------------------------------------------

     (In thousands, except per share amounts)                 August 31       November 30       February 29         May 31
-----------------------------------------------------------------------------------------------------------------------------------
     2000
     Net sales                                                 $495,542         $500,417          $411,398         $546,774
     Gross profit                                              $225,963         $214,276          $174,283         $239,972
     Net income                                                $  7,264         $ 20,364          $  3,731         $  9,633
-----------------------------------------------------------------------------------------------------------------------------------
     BASIC EARNINGS PER SHARE                                      $.07             $.19              $.04             $.09
==================================================================================================================================
     DILUTED EARNINGS PER SHARE                                    $.07             $.19              $.04             $.09
==================================================================================================================================
     DIVIDENDS PER SHARE                                         $.1175           $.1225            $.1225           $.1225
==================================================================================================================================


                                                                                  Three Months Ended
                                                              ------------------------------------------------------------

     (In thousands, except per share amounts)                 August 31       November 30       February 28         May 31
-----------------------------------------------------------------------------------------------------------------------------------
     1999
     Net sales                                                 $448,132         $415,725          $373,007         $475,290
     Gross profit                                              $204,402         $187,883          $164,626         $228,133
     Net income                                                $ 31,224         $ 21,712          $  6,130         $ 35,480
-----------------------------------------------------------------------------------------------------------------------------------
     BASIC EARNINGS PER SHARE                                      $.30             $.20              $.06             $.32
===================================================================================================================================
     DILUTED EARNINGS PER SHARE                                    $.29             $.20              $.06             $.32
===================================================================================================================================
     DIVIDENDS PER SHARE                                         $.1120           $.1175            $.1175           $.1175
===================================================================================================================================


     Quarterly earnings per share do not total to the yearly earnings per share due to the weighted average number of shares outstanding in each quarter.

V  Independent Auditor's Report

To The Board of Directors and Shareholders               RPM, Inc. and Subsidiaries            Medina, Ohio
-----------------------------------------------------------------------------------------------------------------------------------


     We have audited the accompanying consolidated balance sheets of RPM, Inc. and Subsidiaries as of May 31, 2000 and 1999, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three year period ended May 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RPM, Inc. and Subsidiaries at May 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three year period ended May 31, 2000, in conformity with generally accepted accounting principles.



     /s/ Ciulla, Smith & Dale, LLP

     Cleveland, Ohio

     July 7, 2000