Form 10-K, Exhibit 13
period 2001-05-31
RPM INC/OH/
filed 2001-08-29
CIK 110621

                                                                    Exhibit 13.1

MANAGEMENT'S DISCUSSION AND ANALYSIS
        OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

REPORTABLE SEGMENT AND
GEOGRAPHIC AREA INFORMATION
The Company has determined that it has two operating segments - Industrial and Consumer - based on the nature of business activities, products and services; the structure of management; and the structure of information as presented to the Board of Directors. Within each division, individual operating companies or groups of companies generally address common markets, utilize similar technologies, and can share manufacturing or distribution capabilities. The Company evaluates the profit performance of the two divisions based on earnings before interest and taxes since interest expense is essentially related to corporate acquisitions, as opposed to segment operations.

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

The Consumer Division's products are sold throughout North America by mass merchandisers, home centers, hardware stores, paint stores, automotive supply stores and craft shops. Major customers include Ace Hardware Stores, Cotter & Company, The Home Depot, Kmart, Lowe's Home Centers, Sherwin-Williams and Wal-Mart. Consumer Division products are sold to retailers through a combination of direct sales, sales representative organizations and distributor sales.

Sales to the seven largest customers represent approximately 19%, 16% and 12% of consolidated net sales for the years ended May 31, 2001, 2000 and 1999, respectively. These sales are predominantly within the Consumer Division and comprise approximately 41%, 37% and 32% of the division's sales for the respective periods.

In addition to the two operating segments, there are certain business activities, referred to as Corporate/Other, that do not constitute an operating segment, including corporate headquarters and related administrative expenses, results of the Company's captive insurance company, gains or losses on the sales of certain assets and other expenses not directly associated with either operating segment. Related assets consist primarily of investments, prepaid expenses, deferred pension assets, and headquarters property and equipment. These corporate and other assets and expenses reconcile operating segment data to total consolidated net sales, earnings before interest and taxes, identifiable assets, capital expenditures, and depreciation and amortization, as follows on page 7.

Sales for the years ended May 31, 2001, 2000 and 1999 do not include sales of Company products by joint ventures and licensees, amounting to approximately $37,000,000, $35,000,000, and $72,000,000, respectively. The Company reflects income from joint ventures on the equity method and receives royalties from its licensees. Export sales were less than 10% of net sales for each of the three years presented.

SEGMENT AND GEOGRAPHIC INFORMATION

SEGMENT INFORMATION
--------------------------------------------------------------------------------------------
(In thousands)
Year Ended May 31,                              2001            2000(1,2)          1999(2)
--------------------------------------------------------------------------------------------
Net sales
     Industrial Division                    $ 1,100,682      $ 1,092,976      $ 1,062,785
     Consumer Division                          907,080          869,434          657,843
     Corporate/Other
--------------------------------------------------------------------------------------------
         TOTAL                              $ 2,007,762      $ 1,962,410      $ 1,720,628
============================================================================================
Earnings before interest and taxes
     Industrial Division                    $   122,034      $    98,980      $   135,632
     Consumer Division                           62,662           47,907           71,294
     Corporate/Other                            (18,006)         (23,333)         (14,548)
--------------------------------------------------------------------------------------------
         TOTAL                              $   166,690      $   123,554      $   192,378
============================================================================================
Identifiable assets
     Industrial Division                    $ 1,002,209      $   993,239      $ 1,102,531
     Consumer Division                        1,016,067        1,041,896          586,846
     Corporate/Other                             60,214           64,068           47,859
--------------------------------------------------------------------------------------------
         TOTAL                              $ 2,078,490      $ 2,099,203      $ 1,737,236
============================================================================================
Capital expenditures
     Industrial Division                    $    30,123      $    34,331      $    35,779
     Consumer Division                           23,629           27,929           26,648
     Corporate/Other                                366              925              979
--------------------------------------------------------------------------------------------
         TOTAL                              $    54,118      $    63,185      $    63,406
============================================================================================
Depreciation and amortization
     Industrial Division                    $    38,579      $    38,519      $    32,668
     Consumer Division                           41,627           39,862           28,387
     Corporate/Other                              1,288              769            1,080
--------------------------------------------------------------------------------------------
         TOTAL                              $    81,494      $    79,150      $    62,135
============================================================================================
GEOGRAPHIC INFORMATION
(In thousands)
Year Ended May 31,                                 2001          2000(2)            1999(2)
--------------------------------------------------------------------------------------------
Net sales (based on shipping locations)
     United States                          $ 1,614,112      $ 1,572,919      $ 1,362,722
--------------------------------------------------------------------------------------------
     Foreign
       Canada                                   140,009          135,641          115,201
       Europe                                   164,517          172,662          171,825
       Other Foreign                             89,124           81,188           70,880
--------------------------------------------------------------------------------------------

     Total Foreign                              393,650          389,491          357,906
--------------------------------------------------------------------------------------------
           TOTAL                            $ 2,007,762      $ 1,962,410      $ 1,720,628
============================================================================================
Assets employed
     United States                          $ 1,732,238      $ 1,740,882      $ 1,445,599
--------------------------------------------------------------------------------------------
     Foreign
       Canada                                   128,159          130,064           88,965
       Europe                                   144,619          155,330          144,636
       Other Foreign                             73,474           72,927           58,036
--------------------------------------------------------------------------------------------
     Total Foreign                              346,252          358,321          291,637
--------------------------------------------------------------------------------------------
           TOTAL                            $ 2,078,490      $ 2,099,203      $ 1,737,236
============================================================================================

(1) Includes restructuring and asset impairment charges and related costs totaling $59.8 million, before taxes.
(2) Net sales for fiscal years 1999-2000 have been restated for the prescribed accounting changes adopted in the 2001 fiscal year (see Note A [16] to Consolidated Financial Statements).

RESULTS OF OPERATIONS

FISCAL 2001 COMPARED TO FISCAL 2000
Fiscal 2001 net sales were ahead of fiscal 2000 by $45 million, or 2%, resulting in the 54th consecutive year of business growth for RPM.

On August 3, 1999, RPM acquired DAP Products Inc. and DAP Canada Corp. (collectively "DAP"). DAP, with annual sales of approximately $220 million, is a leading manufacturer and marketer of caulks and sealants, spackling and glazing compounds, contact cements, and other specialty adhesives. Brand names DAP, Alex Plus and Kwik Seal are well known throughout the U.S. and Canada.

On a consolidated basis, the extra two months of DAP sales this year, reported within the Consumer Division, offset the loss of sales from Industrial Division product lines divested during fiscal 2000. On a segment basis, comparable base sales, including small product line additions, grew by 4% in the Industrial Division, while base sales in the Consumer Division were flat year-over-year. The Industrial growth of 4% reflects a combination of greater unit volume [2-3%] and higher pricing [1-2%] to counter increased raw material and packaging costs during the year. In addition, foreign exchange differences had a negative impact on primarily Industrial sales between years, suppressing sales by approximately $20 million, or 1%.

The general slowdown in the economy impacted sales in both divisions during the past year, causing spending in areas such as protective maintenance, which our products and services provide, to be deferred. The severe cold this past winter extended much further south than usual, and Europe was hit hard as well, causing sales to those regions to be much weaker than usual during our fiscal third quarter, the seasonally slowest time of the year. Furthermore, several of the Consumer Division's major accounts were aggressively de-stocking their inventories this past year, especially impacting sales to those accounts during the months of December and March. It is management's view that this de-stocking activity is now largely completed and that sales to these accounts will normalize, all other factors being equal, as we progress through 2002.

Gross profit margin this year of 43.8% matches closely with last year's 44%. The Industrial Division margin improved to 46.4% from 45.7%, from the divested product lines during fiscal 2000, which carried lower margins and, to a lesser extent, the leveraged benefits from higher sales volume. Timely pricing initiatives in this division successfully offset rising material costs, principally oil-related, during the year, and these material costs now appear to have stabilized. The Consumer Division gross margin, in contrast, dipped to 40.7% from 41.8%, reflecting principally this division's less timely ability to gain price relief during periods of rising material costs, typically having servicing agreements with their accounts that renew annually. As these agreements are being renewed, pricing relief is generally being successfully negotiated. There were also two more months of lower-margin DAP this year than last in this division, as well as premium costs incurred to outsource certain products in order to seamlessly service customers during brief periods of insufficient capacity during information systems conversions. During 2000, this division had incurred $7 million in inventory discontinuation costs associated with the comprehensive restructuring program initiated in August 1999.

Selling, general and administrative ("SG&A") expenses amounted to 35.5% of sales this year, compared with 35% last year. The Industrial Division expenses increased to 35.3% from 34.7% a year ago, mainly as the divested product lines during fiscal 2000 had carried relatively much lower SG&A expenses, plus additional, related costs of approximately $3 million were incurred this year toward completion of the restructuring program. The Consumer Division expenses increased to 33.8% from

33.4%, principally from incurring approximately $5 million in additional costs related to the restructuring program, tempered slightly by two more months of DAP, with its comparatively lower SG&A expense structure. This division also incurred higher freight costs in the form of oil-driven fuel surcharges, premiums to expedite certain shipments during restructuring, and increased handling costs to service more frequent shipments. Additional costs related to the conclusion of the restructuring program initiated during 2000 are scheduled to be fully incurred by the end of calendar 2001, and will be much lower than those incurred during fiscal 2001.

Industrial and Consumer Division 2001 earnings before interest and taxes (EBIT) were both well ahead of their reported EBIT for 2000. Excluding the restructuring and asset impairment charges and all related costs from 2000, totaling $59.8 million, pro forma EBIT results [000s] for Industrial, Consumer and Corporate/Other were $121,312; $79,761; and ($17,672), respectively, or $183,401 in total. On that basis, Industrial EBIT year-over-year appears flat [$122,034 vs. $121,312], but considering the loss of EBIT from the divestitures during 2000 and the additional $3 million spent this year toward completion of the restructuring program, Industrial EBIT during 2001 would have been $7 million ahead of 2000, or up 6% on the 4% higher sales. On the same pro forma basis, Consumer EBIT was off $17 million [$62,662 vs. $79,761], or 21%, for the reasons discussed above. Lastly, on the same pro forma basis, Corporate/Other costs were flat year-over-year [($18,006) vs. ($17,672)] as certain lower costs offset higher costs for e-commerce infrastructure development, which is now completed.

In August 1999, the Company announced a comprehensive restructuring program to generate manufacturing, distribution and administrative efficiencies, and to better position the Company for increased profitability and long-term growth. Pre-tax restructuring and asset impairment charges of $45 million and $7 million were taken during the first and fourth quarters of fiscal 2000, respectively. Through year-end 2001, the Company had incurred all of these charges (refer to Note I to the Consolidated Financial Statements).

Net interest expense increased $13.4 million in 2001 (refer to Note A [12]), reflecting higher average interest rates, year-over-year, on the variable rate portion (approximately 80%) of outstanding borrowings (refer to Note B), two additional months of indebtedness related to the August 1999 DAP acquisition, and higher average indebtedness associated with the repurchase of 8,970,100 RPM common shares between January 1999 and July 2000 (refer to Note D). The Federal Reserve Board cuts in interest rates that began early in calendar 2001 are now translating into lower rates on the variable portions of the Company's outstanding borrowings, resulting in comparably lower interest costs.

The effective income tax rate this year of 38% compares favorably with last year's 42.9% rate. The 2000 rate had been impacted by the restructuring and asset impairment charges plus related costs that year. Excluding those charges and costs, the pro forma tax rate for 2000 would have been 40.3%, still higher than this year's 38%. This year's rate reduction mainly reflects an improved mix of foreign income, including fewer unusable foreign tax losses this year than last, which management expects will be sustainable.

This year's net income of $63 million, or $.62 per diluted share, compares favorably with last year's $41 million, or $.38 per diluted share. Excluding the $59.8 million pre-tax restructuring and asset impairment charges plus related costs, pro forma net income for 2000 would have been $78.6 million, or $.73 per diluted share. Against pro forma 2000, 2001 net income and EPS are off 20% and 15%, respectively, as a result of the factors discussed above. In addition, the difference in pro forma decline year-over-year between net income and EPS reflects the net benefit from the shares repurchased, which added $.01 per diluted share to 2001 results.

FISCAL 2000 COMPARED TO FISCAL 1999
Fiscal 2000 net sales were ahead of fiscal 1999 by $241.2 million, or 14%, representing the 53rd consecutive year of business growth for RPM. The vast majority of this increase came as a net result of the August 1999 DAP acquisition plus several product line additions, net of divestitures. DAP accounted for the majority of the year 2000 sales increase, adjusted for divestitures during 2000 and for unfavorable foreign exchange differences from year-to-year. Growth within the Industrial and Consumer Divisions' base businesses, before acquisitions, divestitures, and exchange differences, amounted to approximately 3% and 4%, respectively. These growth rates included several product line additions and are generally reflective of real unit volume increases, as price levels year-to-year remained fairly stable.

Gross profit margin in 2000 declined 2.1%, ending at 44%, compared to 1999's 46.1% performance. The Industrial Division margin of 45.7% compared with 46.5% in 1999. The key influence to this change was the difficulties experienced in reorganizing to combine certain businesses, most notably outside the U.S. Additionally, there were sales mix differences and minor raw material price increases during 2000. Management believes that such cost increases can be effectively managed, prospectively, as productive activities of its Purchasing Action Group continue. This group focuses on purchasing major common raw and packaging materials used across multiple business units, and will continue its effort to identify and expand into other select procurement opportunities going forward. The Consumer Division year 2000 margin of 41.8% compared with 45.5% 1999.

The majority of this margin reduction resulted from the DAP acquisition. DAP's entire cost structure generally differs among the Consumer Division companies, having much lower gross margins, but requiring lower support levels in the SG&A expense areas. The Consumer Division also incurred $7 million in inventory discontinuation costs during 2000 associated with the restructuring program. In addition, the Consumer Division experienced raw material cost movements similar to those described for the Industrial Division.

SG&A expenses were essentially unchanged from 1999 to 2000 as a percentage of sales, ending both years at the 35% level. Industrial and Consumer expenses amounted to 34.7% and 33.4% in 2000 compared with 33.7% and 34.7%, respectively, in 1999. The Industrial Division increase was almost totally driven by the divestiture of business units, which carried much lower SG&A expense levels. Conversely, the Consumer Division, spending difference was the result of the lower SG&A structure of DAP.

Excluding the restructuring and asset impairment charges of $52 million, and the related $7.9 million of additional cost of sales, EBIT amounted to $183.4 million in fiscal 2000 (see above), compared with $192.4 million in fiscal 1999. As set forth, within the Industrial Division, the earnings benefits of modest volume increases were principally offset by costs incurred in reorganizing to combine certain businesses and other cost increases not recovered by price increases. The Consumer Division year-over-year comparisons disclose similar occurrences; however, the DAP acquisition helped to more than offset the earnings reduction. Weaker performance at certain business units, and general cost increases not timely covered by pricing actions, drove a net cost increase which exceeded the benefit from modest sales growth. General corporate and other expenses increased just over 10%, with the investment initiative for e-commerce infrastructure development driving the remainder of this cost increase.

Two non-core product lines, with annual sales of $65 million, were divested for a net gain during 2000. Non-recurring expenses offset this net gain during the year.

Net interest expense increased $19.0 million in 2000 (refer to Note A [12]), reflecting primarily the additional indebtedness to acquire DAP and smaller acquisitions throughout the year, and to repurchase RPM common shares. These increases were partly offset by interest expense saved from the August 10, 1998 redemption of convertible debt securities, which reduced interest expense by $1.3 million, and from debt paydowns during 2000. Fractionally higher interest rates in 2000 further increased net interest expense.

The effective income tax rate in 2000 was 42.9%, compared to a 1999 rate of 40.8%. The higher 2000 rate is totally attributable to the restructuring and asset impairment charges and related costs referred to above, totaling $59.8 million, pre-tax. Excluding those charges and costs, the pro forma tax rate for 2000 would have been 40.3%, or just slightly improved from the 1999 rate.

The much lower net income in the year 2000 than in 1999 was again largely attributable to the $59.8 million of pre-tax restructuring and asset impairment charges and related costs taken and incurred during 2000. Excluding such costs, pro forma 2000 net income would have been $78.6 million, or $0.73 per diluted share, with this pro forma difference attributable to the lower comparable performances in both operating segments, higher corporate expenses and the higher interest costs discussed above.

LIQUIDITY AND CAPITAL RESOURCES

CASH PROVIDED FROM OPERATIONS
The Company generated $74.5 million in cash from operations during 2001, $28.1 million less than during 2000. The major difference between years occurred with working capitals, particularly accounts receivable and inventory, where there was considerable, yet temporary, net consumption of cash this past year tied to the restructuring program and to certain information systems conversions during the year. These levels will be brought back in line now that these activities have been essentially completed.

The Company expects to continue to generate strong free cash flow from its operations, which remains its primary source of financing internal growth with limited use of short-term credit.

INVESTING ACTIVITIES
The Company is not capital intensive, and capital expenditures generally do not exceed depreciation and amortization in a given year. Other than to make ordinary repairs and replacements, capital expenditures are made to accommodate the Company's continued growth through improved production and distribution efficiencies and capacity, and to enhance administration. Capital expenditures in 2001 of $54.1 million compare with depreciation and amortization of $81.5 million. Approximately $10 million of this year's expenditures were made to accommodate the restructuring program, which is now completed, and $12 million were information technology (IT) related, including the completion of several major IT platform conversions. As previously indicated, capital spending in the IT area is expected to trend downward for the next several years.

The Company's captive insurance company invests in marketable securities in the ordinary course of conducting its operations, and this activity will continue. The differences between years are attributable to the timing and performance of its investments.

During 2001, the Company sold or divested certain non-core assets, generating total proceeds of $31.7 million.

FINANCING ACTIVITIES
On January 22, 1999, the Company announced the authorization of a share repurchase program, allowing the repurchase of up to 5 million RPM common shares over a period of 12 months. On October 8, 1999, the Company announced the authorized expansion of this repurchase program to a total of 10 million shares. As of May 31, 2001, the Company had repurchased 8,970,100 of its common shares at an average price of $11.11 per share. No further share repurchases under this program are anticipated at this time.

On July 14, 2000, the Company had refinanced its then-existing $300 million and $400 million revolving credit facilities with a $200 million, 364-day revolving credit facility and a $500 million, 5-year revolving credit facility. These new facilities have been available to back up the Company's $700 million commercial paper program to the extent these facilities are not drawn upon. As of May 31, 2001, the Company had drawn $655.7 million against these facilities and had no outstanding commercial paper. Due to the Company's current public debt ratings, access to the commercial paper market is presently limited. Subsequent to year end, the Company refinanced its $200 million facility with a one-year term loan due July 12, 2002. The debt to capital ratio was 60% at May 31, 2000 and 2001.

The stronger dollar effect on the Company's foreign net assets reduced shareholders' equity this past year, a trend that could continue if the dollar strengthens further and foreign net assets continue to grow.

The Company maintains excellent relations with its banks and other financial institutions to support its existing businesses and to provide access to financing for future growth opportunities.

OTHER MATTERS

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

INTEREST RATE RISK
The Company's primary interest rate risk exposure results from floating rate debt including various revolving credit and other lines of credit. At May 31, 2001, approximately 83% of the Company's total long-term debt consisted of floating rate debt. If interest rates were to increase 100 basis points (1%) from May 31, 2001 rates, and assuming no changes in long-term debt from the May 31, 2001 levels, the additional annual expense would be approximately $8.0 million on a pre-tax basis. The Company currently does not hedge its exposure to floating interest rate risk.

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

If the dollar continues to strengthen, the Company's foreign results of operations will be negatively impacted, but the effect is not expected to be material. A 10% adverse change in foreign currency exchange rates would not have resulted in a material impact in the Company's net income for the year ended May 31, 2001. The Company does not currently hedge against the risk of exchange rate fluctuations.

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

FORWARD-LOOKING STATEMENTS
The foregoing discussion includes forward-looking statements relating to the business of the Company. These forward-looking statements, or other statements made by the Company, are made based on management's expectations and beliefs concerning future events impacting the Company and are subject to uncertainties and factors (including those specified below) which are difficult to predict and, in many instances, are beyond the control of the Company. As a result, actual results of the Company could differ materially from those expressed in or implied by any such forward-looking statements. These uncertainties and factors include (a) the price and supply of raw materials, particularly titanium dioxide, certain resins, aerosols and solvents; (b) continued growth in demand for the Company's products; (c) environmental liability risks inherent in the chemical coatings business; (d) the effect of changes in interest rates; (e) the effect of fluctuations in currency exchange rates upon the Company's foreign operations; (f) the potential impact of the euro currency conversion; (g) the effect of non-currency risks of investing in and conducting operations in foreign countries, including those relating to political, social, economic and regulatory factors; (h) future acquisitions and the Company's ability to effectively integrate such acquisitions; (i) liability risks and insurance coverage inherent in the Company's EIFS and asbestos litigation; and (j) the ability of the Company to realize the projected pre-tax savings associated with the restructuring and consolidation program, and to divest non-core product lines.

CONSOLIDATED BALANCE SHEETS RPM, Inc. and Subsidiaries
(In thousands, except per share amounts)

May 31                                                                               2001             2000
---------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
     Cash and short-term investments (Note A)                                    $    23,926      $    31,340
     Trade accounts receivable (less allowances of
         $17,705 in 2001 and $16,248 in 2000)                                        411,718          399,683
     Inventories (Note A)                                                            277,494          244,559
     Prepaid expenses and other current assets                                       106,282          109,510
---------------------------------------------------------------------------------------------------------------
         TOTAL CURRENT ASSETS                                                        819,420          785,092
---------------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT, AT COST (NOTE A)
     Land                                                                             21,713           24,055
     Buildings and leasehold improvements                                            188,590          190,658
     Machinery and equipment                                                         412,751          384,966
---------------------------------------------------------------------------------------------------------------
                                                                                     623,054          599,679
     Less allowance for depreciation and amortization                                261,018          233,451
---------------------------------------------------------------------------------------------------------------
         PROPERTY, PLANT AND EQUIPMENT, NET                                          362,036          366,228
---------------------------------------------------------------------------------------------------------------
OTHER ASSETS
     Goodwill, net of amortization (Note A)                                          571,276          595,106
     Other intangible assets, net of amortization (Note A)                           300,372          320,631
     Other                                                                            25,386           32,146
---------------------------------------------------------------------------------------------------------------
         TOTAL OTHER ASSETS                                                          897,034          947,883
---------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                     $ 2,078,490      $ 2,099,203
===============================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
     Notes and accounts payable                                                  $   152,307      $   154,256
     Current portion of long-term debt (Note B)                                        7,379            4,987
     Accrued compensation and benefits                                                74,888           76,314
     Accrued loss reserves (Note H)                                                   55,416           64,765
     Accrued restructuring reserve (Note I)                                              -0-           13,540
     Other accrued liabilities                                                        75,022           61,326
     Income taxes payable (Notes A and C)                                             10,756            1,014
---------------------------------------------------------------------------------------------------------------
         TOTAL CURRENT LIABILITIES                                                   375,768          376,202
---------------------------------------------------------------------------------------------------------------
LONG-TERM LIABILITIES
  Long-term debt, less current maturities (Note B)                                   955,399          959,330
     Other long-term liabilities                                                      53,479           57,381
     Deferred income taxes (Notes A and C)                                            54,134           60,566
---------------------------------------------------------------------------------------------------------------
         TOTAL LONG-TERM LIABILITIES                                               1,063,012        1,077,277
---------------------------------------------------------------------------------------------------------------
         TOTAL LIABILITIES                                                         1,438,780        1,453,479
---------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
     Common shares, stated value $.015 per share; authorized 200,000 shares;
         issued 111,153 and outstanding 102,211 in 2001; issued 110,947 and
         outstanding 103,134 in 2000 (Note D)                                          1,619            1,616
     Paid-in capital                                                                 430,015          424,077
     Treasury shares, at cost (Note D)                                               (99,308)         (88,516)
     Accumulated other comprehensive loss (Note A)                                   (53,074)         (39,555)
     Retained earnings                                                               360,458          348,102
---------------------------------------------------------------------------------------------------------------
         TOTAL SHAREHOLDERS' EQUITY                                                  639,710          645,724
---------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                       $ 2,078,490      $ 2,099,203
===============================================================================================================

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF INCOME RPM, Inc. and Subsidiaries
(In thousands, except per share amounts)

Year Ended May 31                                         2001           2000           1999
-------------------------------------------------------------------------------------------------
NET SALES                                              $2,007,762     $1,962,410     $1,720,628
Cost of sales                                           1,127,787      1,099,637        927,110
-------------------------------------------------------------------------------------------------
Gross profit                                              879,975        862,773        793,518
Selling, general and administrative expenses              713,285        687,249        601,140
Restructuring and asset impairment charge (Note I)            -0-         51,970            -0-
Interest expense, net                                      65,203         51,793         32,781
-------------------------------------------------------------------------------------------------
Income before income taxes                                101,487         71,761        159,597
Provision for income taxes (Note C)                        38,526         30,769         65,051
-------------------------------------------------------------------------------------------------
NET INCOME                                             $   62,961     $   40,992     $   94,546
=================================================================================================
Average shares outstanding (Note D)                       102,202        107,221        108,731
=================================================================================================
Basic earnings per common share (Note D)               $      .62     $      .38     $      .87
=================================================================================================
Diluted earnings per common share (Note D)             $      .62     $      .38     $      .86
=================================================================================================
Cash dividends per common share                        $     .498     $     .485     $     .465
=================================================================================================

See Notes to Consolidated Financial Statements



CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY RPM, Inc. and Subsidiaries (In thousands)

                                                   Common Shares                            Accumulated
                                                   -------------                               Other
                                             Number                                        Comprehensive
                                            Of Shares   Stated      Paid-In   Treasury         Loss       Retained
                                            (Note D)     Value      Capital     Shares       (Note A)     Earnings      Total
-------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 31, 1998                      100,254    $1,460    $264,508   $              $(14,542)     $314,911    $566,337
                                                                                                                     ---------
     Comprehensive income
         Net income                                                                                         94,546      94,546
         Reclassification adjustments                                                            (65)                      (65)
         Other comprehensive loss                                                             (9,301)                   (9,301)
                                                                                                                     ---------
              Comprehensive income                                                                                      85,180
     Dividends paid                                                                                        (50,446)    (50,446)
     Debt conversion                          10,135       148      156,896                                            157,044
     Business combinations                       (24)                  (417)                                              (417)
     Repurchase of shares                     (1,296)                           (17,044)                               (17,044)
     Stock option exercises                      281         4        2,218                                              2,222
     Restricted share awards                      93         1           (1)
-------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 31, 1999                      109,443     1,613      423,204     (17,044)     (23,908)      359,011     742,876
                                                                                                                     ---------
     Comprehensive income
         Net income                                                                                         40,992      40,992
         Reclassification adjustments                                                            738                       738
         Other comprehensive loss                                                            (16,385)                  (16,385)
                                                                                                                     ---------
              Comprehensive income                                                                                      25,345
     Dividends paid                                                                                        (51,901)    (51,901)
     Repurchase of shares                     (6,517)                           (71,472)                               (71,472)
     Stock option exercises                      100         1          875                                                876
     Restricted share awards                     108         2           (2)
-------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 31, 2000                      103,134     1,616      424,077     (88,516)     (39,555)      348,102     645,724
                                                                                                                     ---------
     Comprehensive income
         Net income                                                                                         62,961      62,961
         Reclassification adjustments                                                          1,015                     1,015
         Other comprehensive loss                                                            (14,534)                  (14,534)
              Comprehensive income                                                                                      49,442
     Dividends paid                                                                                        (50,605)    (50,605)
     Repurchase of shares                     (1,157)                           (11,101)                               (11,101)
     Stock option exercises                       59         1          101         309                                    411
     Restricted share awards                     175         2        5,837                                              5,839
-------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 31, 2001                      102,211    $1,619     $430,015    $(99,308)    $(53,074)     $360,458    $639,710
===============================================================================================================================

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS RPM, Inc. and Subsidiaries
(In thousands)


Year Ended May 31                                                                    2001           2000           1999
----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income                                                                    $  62,961      $  40,992      $  94,546
     Adjustments to reconcile net income to net
         cash provided by operating activities:
              Depreciation                                                            43,035         42,290         34,803
              Amortization of goodwill                                                19,694         18,352         13,625
              Other amortization                                                      18,765         18,508         13,707
              Asset impairment charge, net of gains                                    3,354          6,940
              (Decrease) in deferred liabilities                                      (6,432)       (31,081)        (4,189)
              (Earnings) of unconsolidated affiliates                                   (275)          (435)        (2,332)
     Changes in assets and liabilities, net of effect from purchases and sales of businesses:
              (Increase) decrease in accounts receivable                             (11,095)         6,251        (27,828)
              (Increase) decrease in inventory                                       (37,578)         4,716         11,089
              (Increase) in prepaid and other assets                                  (9,735)       (13,484)       (11,523)
              Increase (decrease) in accounts payable                                 (2,812)         1,615         (6,349)
              Increase (decrease) in accrued restructuring                           (13,540)        13,540
              Increase (decrease) in accrued liabilities                              12,373        (11,285)         7,639
              Other                                                                   (4,220)         5,659         (5,467)
----------------------------------------------------------------------------------------------------------------------------
                  Cash From Operating Activities                                      74,495        102,578        117,721
----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Capital expenditures                                                            (54,118)       (63,185)       (63,406)
     Acquisition of businesses, net of cash acquired                                  (2,645)      (323,033)       (34,551)
     Purchase of marketable securities                                               (21,906)       (19,816)       (31,666)
     Proceeds from marketable securities                                              28,283         13,142         29,895
     Joint ventures (investments) and distributions                                      647           (500)         1,063
     Proceeds from sale of assets and businesses                                      31,694         55,290            565
----------------------------------------------------------------------------------------------------------------------------
                  Cash From (Used For) Investing Activities                          (18,045)      (338,102)       (98,100)
----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Additions to long-term and short-term debt                                      708,850        937,077        494,127
     Reductions of long-term and short-term debt                                    (710,389)      (566,610)      (469,022)
     Cash dividends                                                                  (50,605)       (51,901)       (50,446)
     Exercise of stock options                                                           411            876          2,222
     Repurchase of shares                                                            (11,101)       (71,472)       (17,044)
----------------------------------------------------------------------------------------------------------------------------
                  Cash From (Used For) Financing Activities                          (62,834)       247,970        (40,163)
----------------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                               (1,030)          (835)          (512)
----------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH                                                       (7,414)        11,611        (21,054)
----------------------------------------------------------------------------------------------------------------------------
CASH AT BEGINNING OF YEAR                                                             31,340         19,729         40,783
----------------------------------------------------------------------------------------------------------------------------
CASH AT END OF YEAR                                                                $  23,926      $  31,340      $  19,729
============================================================================================================================
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:
     Cash paid during the year for:

         Interest                                                                  $  60,027      $  55,253      $  36,155
         Income taxes                                                              $  35,216      $  70,086      $  71,904
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING
     AND FINANCING ACTIVITIES:
         Shares issued for restricted stock plan                                   $   1,459      $   1,202      $   1,385
         Receivables (debt) from business combinations                                            $  (6,724)     $  (1,557)
         Interest accreted on convertible securities                                                             $   1,696
         Shares (returned) in business combinations                                                              $    (417)
         Conversion of debt to equity                                                                            $ 157,044


See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2001, 2000 and 1999

NOTE A - A SUMMARY OF SIGNIFICANT
ACCOUNTING PRINCIPLES

(1) PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of RPM, Inc. and its majority owned subsidiaries. The Company accounts for its investment in less than majority owned joint ventures under the equity method. Intercompany accounts, transactions and unrealized profits and losses are eliminated in consolidation.

Certain reclassifications have been made to prior year amounts to conform with the current year presentation.

(2) BUSINESS COMBINATIONS
During the two year period ended May 31, 2001, the Company completed several acquisitions which have been accounted for by the purchase method of accounting. The $199,435,000 difference between the fair value of net assets acquired and the purchase consideration of $354,810,000 has been allocated to goodwill. The assets, liabilities and operating results of these companies are reflected in the Company's financial statements from their respective dates of acquisition forward.

The Company also completed several divestitures of businesses and product lines during the past two years, realizing proceeds of $74,262,000. The resulting net gains of $823,000 for the year ended May 31, 2001 and $11,993,000 for the year ended May 31, 2000, when netted against non-recurring costs, had an immaterial effect on net income.

Pro forma results of operations, reflecting the acquisitions and divestitures for the years ended May 31, 2001 and May 31, 2000, were not materially different from reported results.

(3) FOREIGN CURRENCY
The functional currency of foreign subsidiaries is their local currency. Accordingly, for the periods presented, assets and liabilities have been translated using exchange rates at year end while income and expense for the periods have been translated using an annual average exchange rate. The resulting translation adjustments have been recorded in other comprehensive loss, a component of shareholders' equity, and will be included in net earnings only upon the sale or liquidation of the underlying foreign investment, which is not contemplated at this time. Transaction gains and losses have been immaterial during the past three fiscal years.

(4) COMPREHENSIVE INCOME
Accumulated other comprehensive loss (which is shown net of taxes) consists of the following components:

                                                    Foreign        Minimum      Unrealized
                                                   Currency        Pension      Gain (Loss)
                                                  Translation     Liability         On
(In thousands)                                    Adjustments    Adjustments    Securities     Total
-------------------------------------------------------------------------------------------------------
Balance at May 31, 1998                            $(13,821)     $   (786)     $     65      $(14,542)
     Reclassification adjustments for
         (gains) losses included in net income                                      (65)          (65)
     Other Comprehensive Loss                        (8,496)          (67)         (738)       (9,301)
-------------------------------------------------------------------------------------------------------
Balance at May 31, 1999                             (22,317)         (853)         (738)      (23,908)
     Reclassification adjustments for
         (gains) losses included in net income                                      738           738
     Other Comprehensive Loss                       (16,223)          853        (1,015)      (16,385)
-------------------------------------------------------------------------------------------------------
Balance at May 31, 2000                             (38,540)                     (1,015)      (39,555)
     Reclassification adjustments for
         (gains) losses included in net income                                    1,015         1,015
     Other Comprehensive Loss                       (14,552)         (102)          120       (14,534)
-------------------------------------------------------------------------------------------------------
BALANCE AT MAY 31, 2001                            $(53,092)     $   (102)     $    120      $(53,074)
=======================================================================================================

(5) CASH AND SHORT-TERM INVESTMENTS
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company does not believe it is exposed to any significant credit risk on cash and short-term investments.

(6) MARKETABLE SECURITIES
Marketable securities, all of which are classified as available for sale, total $24,480,000 and $29,277,000 at May 31, 2001 and 2000, respectively. The estimated fair values of these securities are included in other current assets and are based on quoted market prices.

(7) FINANCIAL INSTRUMENTS
The Company's financial instruments recorded on the balance sheet include cash and short-term investments, accounts receivable, notes and accounts payable and debt. The carrying amount of cash and short-term investments, accounts receivable and notes and accounts payable approximates fair value because of their short-term maturity.

The carrying amount of the Company's debt instruments approximates fair value based on quoted market prices, variable interest rates or borrowing rates for similar types of debt arrangements.

(8) INVENTORIES
Inventories are stated at the lower of cost or market, cost being determined substantially on a first-in, first-out (FIFO) basis and market being determined on the basis of replacement cost or net realizable value. Inventory costs include raw material, labor and manufacturing overhead. Inventories were composed of the following major classes:

May 31                                2001         2000
-----------------------------------------------------------
(In thousands)
Raw material and supplies           $ 89,071     $ 86,755
Finished goods                       188,423      157,804
-----------------------------------------------------------
Total Inventory                     $277,494     $244,559
===========================================================

(9) DEPRECIATION
Depreciation is computed over the estimated useful lives of the assets primarily using the straight-line method. Depreciation expense charged to operations for the three years ended May 31, 2001 was $43,035,000, $42,290,000 and $34,803,000,
respectively. The annual depreciation rates are based on the following ranges of useful lives:

Land improvements                          10 to 50 years
Buildings and improvements                  5 to 50 years
Machinery and equipment                     3 to 20 years


(10) INTANGIBLES
The excess of cost over the underlying value of the net assets of companies acquired is being amortized on the straight-line basis, primarily over 40 years. Amortization expense charged to operations for the three years ended May 31, 2001 was $19,694,000, $18,352,000 and $13,625,000, respectively. Goodwill is shown net of accumulated amortization of $103,494,000 at May 31, 2001 ($88,060,000 at May 31, 2000).

Intangible assets also represent costs allocated to formulae, trademarks and other specifically identifiable assets arising from business acquisitions. These assets are being amortized using the straight-line method principally over periods of 7 to 40 years. The Company assesses the recoverability of the excess of cost over the assigned value of net assets acquired by determining whether the amortization of the balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operations. Amortization expense charged to operations for the three years ended May 31, 2001 was $16,602,000, $17,084,000 and $12,504,000, respectively.

Other intangible assets consist of the following major classes:

May 31                                   2001        2000
----------------------------------------------------------
(In thousands)
Formulae                             $167,845    $170,146
Trademarks                            105,466     106,363
Distributor networks                   39,034      39,076
Workforce                              38,107      40,589
Other                                  30,627      34,635
----------------------------------------------------------
                                      381,079     390,809
Accumulated amortization               80,707      70,178
----------------------------------------------------------
OTHER INTANGIBLE ASSETS, NET         $300,372    $320,631


(11) RESEARCH AND DEVELOPMENT
Research and development costs are charged to operations when incurred and are included in operating expenses. The amounts charged for the three years ended May 31, 2001 were $21,841,000, $22,328,000 and $18,022,000, respectively. The customer sponsored portion of such expenditures was not significant.

(12) INTEREST EXPENSE, NET
Interest expense is shown net of investment income which consists of interest, dividends and capital gains. Investment income for the three years ended May 31, 2001 was $3,682,000, $2,643,000 and $4,880,000, respectively.

(13) INCOME TAXES
The Company and its wholly owned domestic subsidiaries file a consolidated federal income tax return. The tax effects of transactions are recognized in the year in which they enter into the determination of net income, regardless of when they are recognized for tax purposes. As a result, income tax expense differs from actual taxes payable. The accumulation of these differences at May 31, 2001 is shown as a noncurrent liability of $54,134,000 (net of a noncurrent asset of $74,268,000). At May 31, 2000, the noncurrent liability was $60,566,000 (net of a noncurrent asset of $72,323,000). The Company does not intend to distribute the accumulated earnings of consolidated foreign subsidiaries amounting to $102,847,000 at May 31, 2001, and $92,706,000 at May 31, 2000, and
therefore no provision has been made for the taxes which would result if such earnings were remitted to the Company.

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

(15) REPORTABLE SEGMENTS
Reportable segment information appears on pages 6 and 7 of this report.

(16) CHANGES IN ACCOUNTING POLICIES
DERIVATIVES
The Company adopted Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133") beginning June 1, 2001. SFAS No. 133, as amended by SFAS No. 138, establishes accounting and reporting standards that require derivative instruments to be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. The adoption of SFAS No. 133 will not have a material impact on the Company's consolidated results of operations, financial position or cash flows.

REVENUE RECOGNITION
The Company's subsidiaries recognize revenue when title and risk of loss passes to customers. Staff Accounting Bulletin No. 101, "Revenue Recognition," issued by the Securities and Exchange Commission, did not have an impact on the Company's operating revenues for any of the years presented.

The Financial Accounting Standards Board's Emerging Issues Task Force pronouncements issued during the current year covering shipping and handling costs and certain sales incentives have been adopted. The net impact of these accounting changes resulted in modest increases in net sales with offsets to selling, general and administrative expenses. This change has no effect on the dollar amount of the Company's net income. Prior year net sales and selling, general and administrative expenses have been reclassified to conform to current period presentation.

Shipping costs paid to third party shippers for transporting products to customers are included in selling, general and administrative expense. For the years ended May 31, 2001, 2000 and 1999, shipping costs were $75,400,000, $66,100,000 and $56,000,000, respectively.

GOODWILL AND OTHER INTANGIBLES

The Company adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" effective June 1, 2001. The Standard replaces the requirement to amortize goodwill and certain other intangible assets with an impairment test requirement. The Company is in the process of evaluating this Standard and its impact on net income.

NOTE B - Borrowings

A description of long-term debt follows:

May 31                                                                                2001         2000
-------------------------------------------------------------------------------------------------------------
(In thousands)
Revolving credit agreement for $500,000,000 with a syndicate of banks through
July 14, 2005. Interest, which is tied to LIBOR, averaged 6.09% at May 31, 2001.
The Chairman of the Board and Chief Executive Officer of the Company is a
director of one of the banks providing this facility.                                $500,000     $    -0-

Revolving 364-day credit agreement for $200,000,000 with a syndicate of banks.
Interest, which is tied to LIBOR, averaged 5.62% at May 31, 2001.                     155,700          -0-

Commercial Paper refinanced with proceeds from the credit agreements
described above.                                                                          -0-      604,000

Short-term borrowings with a bank bearing interest of 5.63% at May 31, 2001.
These obligations along with other short-term borrowings have been reclassified as long-term debt reflecting the Company's intent and ability, through unused
credit facilities, to refinance these obligations.                                     33,000       75,000

7.00% unsecured senior notes due June 15, 2005.                                       150,000      150,000

Unsecured notes due March 1, 2008, interest, which is tied to LIBOR, averaged
5.10% at May 31, 2001.                                                                100,000      100,000

Revolving multi-currency credit agreement for $15,000,000 with a bank through
December 31, 2002. Interest, which is tied to one of various rates, averaged
5.67% at May 31, 2001.                                                                  9,827          -0-

Revolving 364-day multi-currency credit agreement for $23,445,000 with a bank.
Interest, which is tied to one of various rates, averaged 5.30% at May 31, 2000.          -0-       17,553

6.75% unsecured senior notes due to an insurance company in annual
installments through 2003                                                               5,143        6,857

Other notes and mortgages payable at various rates of interest due in
installments through 2008, substantially secured by property.                           9,108       10,907
-------------------------------------------------------------------------------------------------------------
                                                                                      962,778      964,317
Less current portion                                                                    7,379        4,987
-------------------------------------------------------------------------------------------------------------
TOTAL LONG-TERM DEBT, LESS CURRENT MATURITIES                                        $955,399     $959,330
=============================================================================================================

Subsequent to year end, the Company refinanced the $200,000,000 credit agreement with a one-year term loan due July 12, 2002.

At May 31, 2001, the Company had additional unused short-term lines of credit with several banks totalling $51,600,000, in addition to the $44,300,000 available under the $200 million, 364-day revolving credit agreement.

The aggregate maturities of long-term debt for the five years subsequent to May 31, 2001 are as follows: 2002 - $7,379,000; 2003 - $202,075,000; 2004 -
$2,960,000; 2005 - $269,000; 2006 - $650,030,000.

NOTE C - Income Taxes

Consolidated income before taxes consists of the following:

Year Ended May 31                                                                      2001            2000            1999
-------------------------------------------------------------------------------------------------------------------------------
(In thousands)
     United States                                                                   $  81,853       $  41,424       $ 124,965
     Foreign                                                                            19,634          30,337          34,632
-------------------------------------------------------------------------------------------------------------------------------
                                                                                     $ 101,487       $  71,761       $ 159,597
===============================================================================================================================
Provision for income taxes consists of the following:
Current:
     U.S. federal                                                                    $  38,991       $  43,174       $  48,609
     State and local                                                                     3,829           3,547           7,448
     Foreign                                                                             2,138          15,129          13,183
-------------------------------------------------------------------------------------------------------------------------------
                                                                                        44,958          61,850          69,240
-------------------------------------------------------------------------------------------------------------------------------
Deferred:
     U.S. federal                                                                       (4,831)        (29,028)         (6,238)
     Foreign                                                                            (1,601)         (2,053)          2,049
-------------------------------------------------------------------------------------------------------------------------------
                                                                                        (6,432)        (31,081)         (4,189)
-------------------------------------------------------------------------------------------------------------------------------
PROVISION FOR INCOME TAXES                                                           $  38,526       $  30,769       $  65,051
===============================================================================================================================

A reconciliation between the actual income tax expense provided and the income tax expense computed by applying the statutory federal income tax rate of 35% to income before tax is as follows:

Income taxes at U.S. statutory rate                                                  $  35,520       $  25,116       $  55,859
Difference in foreign taxes versus the U.S. statutory rate                              (1,563)          2,458           1,032
State and local income taxes net of federal income tax benefit                           2,489           2,306           4,841
Tax credits                                                                               (676)           (340)           (660)
Amortization of goodwill                                                                 4,530           4,285           3,326
Tax benefits from foreign sales corporation                                             (1,675)         (1,725)         (1,860)
Other                                                                                      (99)         (1,331)          2,513
-------------------------------------------------------------------------------------------------------------------------------
ACTUAL TAX EXPENSE                                                                   $  38,526       $  30,769       $  65,051
-------------------------------------------------------------------------------------------------------------------------------
ACTUAL TAX RATE                                                                          37.96%          42.88%          40.76%
===============================================================================================================================

Deferred income taxes result from timing differences in recognition of revenue and expense for book and tax purposes, primarily from the tax timing differences relating to business combinations.

NOTE D - Common Shares

There are 200,000,000 common shares authorized with a stated value of $.015 per share. At May 31, 2001 and 2000, there were 102,211,000 and 103,134,000 shares outstanding, respectively, each of which is entitled to one vote.

Basic earnings per share is computed by dividing income available to common shareholders, the numerator, by the weighted average number of common shares outstanding during each year, the denominator (102,202,000 in 2001, 107,221,000 in 2000 and 108,731,000 in 1999). In computing diluted earnings per share, the net income was increased in 1999 by the add back of interest expense, net of tax, on convertible securities assumed to be converted. In addition, the number of common shares was increased by common stock options with exercisable prices lower than the average market prices of common shares during each year and reduced by the number of shares assumed to have been purchased with proceeds from the exercised options. In 1999 the number of common shares was also increased by additional shares issuable assuming conversion of convertible securities.

In April 1997, the Company adopted a Restricted Stock Plan. The Plan is intended to replace, over a period of time, the Company's existing cash based Benefit Restoration Plan. Under the terms of the Plan, up to 1,563,000 shares may be awarded to certain employees through May 2007. For the year ended May 31, 2001, 175,000 shares were awarded under this Plan, net of forfeitures (108,000 shares in 2000). Substantially, none of these awards, which generally are subject to forfeiture until the completion of five years of service, were vested at May 31, 2001 or 2000.

In 1999, the Company authorized the repurchase of up to 10,000,000 of its common shares. The repurchase of shares under this program were made in the open market or in private transactions, at times and in amounts and prices that management deemed appropriate. The Company terminated the repurchase program in July 2000, through which time the Company had repurchased 8,970,000 shares (7,813,000 through May 31, 2000) at an aggregate cost of $99,617,000 ($88,516,000 at May 31, 2000). The Company has subsequently reissued 28,000 of these shares in connection with its Stock Option program, bringing the balance to 8,942,000 in treasury shares. Shares repurchased under this program are held at cost and are included in Shareholders' Equity as treasury shares.

In April 1999, the Company adopted a Shareholder Rights Plan and declared a dividend distribution of one right for each outstanding common share. The Plan provides existing shareholders the right to purchase shares of the Company at a discount in certain circumstances as defined by the Plan. The rights are not exercisable at May 31, 2001 and expire in May 2009.

The Company has options outstanding under two stock option plans, the 1989 Stock Option Plan and the 1996 Key Employees Stock Option Plan, which provide for the granting of options for up to 9,000,000 shares (4,500,000 shares in 2000 and 1999). These options are generally exercisable cumulatively in equal annual installments commencing one year from the grant date and have expiration dates ranging from July 2001 to April 2011. At May 31, 2001, 3,589,000 shares (291,000 at May 31, 2000) were available for future grant.

Transactions during the last two years are summarized as follows:


Shares Under Option                                            2001      2000
--------------------------------------------------------------------------------
(In thousands)
Outstanding, beginning of year (weighted average price of
$13.01 ranging from $5.84 to $17.25 per share)                 6,243     4,708

Granted (weighted average price of $9.21 ranging from
$8.69 to $9.26 per share)                                      1,202     1,843

Cancelled (weighted average price of $13.26 ranging from
$8.81 to $17.25 per share)                                      (369)     (208)

Exercised (weighted average price of $6.92 ranging from
$5.84 to $8.42 per share)                                        (59)     (100)

--------------------------------------------------------------------------------
OUTSTANDING, END OF YEAR (WEIGHTED AVERAGE PRICE OF
$12.39 RANGING FROM $8.42 TO $16.35 PER SHARE)                 7,017     6,243
================================================================================
EXERCISABLE, END OF YEAR (WEIGHTED AVERAGE PRICE OF
$13.17 RANGING FROM $8.42 TO $16.35 PER SHARE)                 3,947     3,103
================================================================================

                                               Options Outstanding                               Options Exercisable
                                                 at May 31, 2001                                   at May 31, 2001
                                 ------------------------------------------------          -----------------------------
                                                    Weighted
                                                    Average            Weighted                                Weighted
     Range of                     Shares           Remaining            Average            Shares               Average
  Exercise Prices                 (000's)             Life               Price             (000's)               Price
$   5.00- $  9.99                  2,364              8.5               $ 9.36                445               $ 9.41
$  10.00- $ 14.99                  2,523              4.9               $12.64              2,110               $12.43
$  15.00- $ 17.25                  2,130              6.7               $15.46              1,392               $15.50
                                  ------                                                   ------
                                   7,017              6.6               $12.39              3,947               $13.17
                                  ======                                                   ======

The Company is accounting for its stock option plans under the provisions of the Accounting Principle Board's Opinion No. 25 and, accordingly, no compensation cost has been recognized. If compensation cost had been determined based on the fair value at the grant date for awards under this plan consistent with the method prescribed by Statement of Financial Accounting Standards No. 123, the Company's net income and earnings per share for the years ended May 31, 2001 and 2000, would have been reduced to the pro forma amounts indicated in the following table:

                                            2001                     2000
--------------------------------------------------------------------------------
(In thousands except per share amounts)
Pro Forma Net Income                      $59,956                  $38,169
================================================================================
Pro Forma Earnings Per Share:
     Basic                                $   .59                  $   .36
================================================================================
     Diluted                              $   .59                  $   .36
================================================================================

The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions. The expected volatility rate is 32.5% for shares granted in 2001 and 28.9% for 2000. The expected life is 7.0 and 7.5 years, with dividend yields of 3.5% and 3.3% and risk-free interest rates of 5.1% and 6.4%, for 2001 and 2000, respectively.

NOTE E - Leases

At May 31, 2001, certain property, plant and equipment were leased by the Company under long-term leases. Certain of these leases provide for increased rental based upon an increase in the cost-of-living index. Future minimum lease commitments as of May 31, 2001 for all non-cancelable leases are as follows:

May 31                                                           (In thousands)
--------------------------------------------------------------------------------
2002                                                               $ 13,572
2003                                                                 10,627
2004                                                                  6,445
2005                                                                  4,766
2006                                                                  4,241
Thereafter                                                           18,400
--------------------------------------------------------------------------------
TOTAL MINIMUM LEASE COMMITMENTS                                    $ 58,051
================================================================================

Rental expenses for all operating leases totalled $20,523,000 in 2001, $17,183,000 in 2000 and $13,934,000 in 1999. Capitalized leases were insignificant for the three years ended May 31, 2001.

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

Net periodic pension cost (income) consisted of the following for the three years ended May 31, 2001:

                                                             U.S. Plans                          Non-U.S. Plans
                                                ------------------------------------   -----------------------------------------
                                                  2001         2000         1999         2001         2000         1999
--------------------------------------------------------------------------------------------------------------------------------
(In thousands)
Service cost                                     $ 7,742      $ 6,650      $ 7,247      $ 1,112      $ 1,122      $ 1,041
Interest cost                                      6,470        5,678        5,253        2,314        2,176        2,263
Expected return on plan assets                    (9,157)      (6,123)      (6,071)      (3,396)      (3,026)      (3,183)
Amortization of:
     Prior service cost                              164          132          114
     Net gain on adoption of SFAS No. 87             (87)         (96)        (100)
Net actuarial (gains) losses recognized              (62)         439           71          (85)          91            1
Curtailment/settlement (gains) losses               (722)         103       (1,728)                      (24)        (308)
--------------------------------------------------------------------------------------------------------------------------------
NET PENSION COST                                 $ 4,348      $ 6,783      $ 4,786      $   (55)     $   339      $  (186)
================================================================================================================================


The changes in benefit obligations and plan assets, as well as the funded status of the Company's pension plans at May 31, 2001 and 2000 were as follows:

                                                                           U.S. Plans                        Non-U.S. Plans
                                                               ------------------------------    -------------------------------
                                                                     2001              2000              2001              2000
--------------------------------------------------------------------------------------------------------------------------------
(In thousands)
Benefit obligation at beginning of year                         $  81,892         $  76,328         $  32,343         $  33,006
Service cost                                                        7,742             6,650             1,112             1,122
Interest cost                                                       6,470             5,678             2,314             2,176
Benefits paid                                                     (12,785)           (3,820)           (1,641)           (1,376)
Participant contributions                                                                                 428               404
Actuarial (gains) losses                                            4,156            (5,884)            2,219            (3,520)
Currency exchange rate changes                                                                         (2,600)              683
Curtailment/settlement (gains) losses                                (721)          (11,184)                               (152)
Plan amendments                                                                       2,786
Acquisitions                                                          445            11,338
--------------------------------------------------------------------------------------------------------------------------------
BENEFIT OBLIGATION AT END OF YEAR                               $  87,199         $  81,892         $  34,175         $  32,343
================================================================================================================================
Fair value of plan assets at beginning of year                  $ 101,502         $  61,715         $  40,921         $  36,469
Actual return on plan assets                                       (2,543)           22,675               186             4,138
Employer contributions                                              7,202             9,772               500               421
Participant contributions                                                                                 428               404
Benefits paid                                                     (12,785)           (3,820)           (1,641)           (1,376)
Currency exchange rate changes                                                                         (2,837)              865
Curtailment/settlement gains (losses)                                                (6,092)
Acquisitions                                                          523            17,252
--------------------------------------------------------------------------------------------------------------------------------
FAIR VALUE OF PLAN ASSETS AT END OF YEAR                        $  93,899         $ 101,502         $  37,557         $  40,921
================================================================================================================================
Excess of plan assets versus benefit
     obligations at end of year                                 $   6,700         $  19,610         $   3,382         $   8,577
Contributions after measurement date                                2,537                15                93               108
Unrecognized actuarial (gains) losses                               2,715           (13,191)            3,514            (1,811)
Unrecognized prior service cost                                     1,568             1,732
Unrecognized net transitional asset                                  (198)             (285)
--------------------------------------------------------------------------------------------------------------------------------
NET AMOUNT RECOGNIZED                                           $  13,322         $   7,881         $   6,989         $   6,874
================================================================================================================================

                                                                 U.S. Plans                        Non-U.S. Plans
                                                           -------------------------        --------------------------
                                                            2001             2000              2001            2000
-----------------------------------------------------------------------------------------------------------------------
(In thousands)
Amounts recognized in the consolidated
        balance sheets consist of:
Prepaid benefit cost                                        $ 14,057         $  9,401          $  7,973        $  7,874
Accrued benefit liability                                       (781)          (1,520)           (1,041)         (1,000)
Accumulated other comprehensive loss                              46                                 56
-----------------------------------------------------------------------------------------------------------------------
NET AMOUNT RECOGNIZED                                       $ 13,322         $  7,881          $  6,988        $  6,874
=======================================================================================================================

For domestic plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of assets were $781,000, $781,000 and $ -0-, respectively, as of May 31, 2001 and $1,243,000, $1,243,000 and $ -0-, respectively, as of May 31, 2000.
For foreign plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of assets were $1,145,000, $1,042,000 and $ -0-, respectively, as of May 31, 2001 and $1,088,000, $944,000 and $ -0-, respectively, as of May 31, 2000.

The following weighted average assumptions were used to determine the Company's obligations under the plans:

                                                                 U.S. Plans                        Non-U.S. Plans
                                                           -------------------------         --------------------------
                                                            2001             2000              2001             2000
-----------------------------------------------------------------------------------------------------------------------
Discount rate                                               7.50%             8.00%            6.63%             6.17%
Expected return on plan assets                              9.00%             9.00%            8.25%             8.25%
Rate of compensation increase                               4.00%             4.50%            4.00%             4.25%

The plans' assets consist primarily of stocks, bonds and fixed income securities.

The Company also sponsors an employee savings plan under Section 401(k) of the Internal Revenue Code, which covers substantially all non-union employees in the United States. The Plan provides for matching contributions in Company shares based upon qualified employee contributions. Matching contributions charged to income were $5,170,000, $4,925,000 and $4,304,000 for years ending May 31, 2001,
2000 and 1999, respectively.

NOTE G - Postretirement Health Care Benefits

In addition to the defined benefit pension plan, the Company also provides health care benefits to certain of its retired employees through unfunded plans. Employees become eligible for these benefits if they meet minimum age and service requirements. The components of this expense for the three years ended May 31, 2001 were as follows:

                                                                               2001               2000               1999
-----------------------------------------------------------------------------------------------------------------------------
(In thousands)
Service cost - Benefits earned during this period                             $  81              $ 110              $  99
Interest cost on the accumulated obligation                                     918                890                784
Amortization of unrecognized (gains)                                           (124)               (55)               (40)
-----------------------------------------------------------------------------------------------------------------------------
NET PERIODIC POSTRETIREMENT EXPENSE                                           $ 875              $ 945              $ 843
=============================================================================================================================

The changes in the benefit obligations of the plans at May 31, 2001 and 2000, were as follows:

                                                                                                  2001               2000
-----------------------------------------------------------------------------------------------------------------------------
(In thousands)
Accumulated postretirement benefit obligation at beginning of year                            $ 11,928           $ 11,548
Service cost                                                                                        81                110
Interest cost                                                                                      918                890
Settlement/curtailment (gains) losses                                                                                (221)
Acquisitions                                                                                                        1,629
Benefit payments                                                                                  (972)              (902)
Actuarial (gains) losses                                                                           791             (1,238)
Currency exchange rate changes                                                                    (131)               112
-----------------------------------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation at end of year                                    12,615             11,928
Unrecognized actuarial gains (losses)                                                            1,874              2,881
-----------------------------------------------------------------------------------------------------------------------------
ACCRUED POSTRETIREMENT HEALTH CARE BENEFITS                                                   $ 14,489           $ 14,809
=============================================================================================================================



A 7.5% general discount rate was used in determining the accumulated postretirement benefit obligation as of May 31, 2001 (8.0% for May 31, 2000). A 7.0% increase in the cost of covered health care benefits was generally assumed for fiscal 2001 (8.0% for fiscal 2000). This trend rate in all cases is assumed to decrease to 5.0% after several years and remain at that level thereafter except for various union plans which will cap at alternate benefit levels. A 1.0% increase in the health care costs trend rate would have increased the accumulated postretirement benefit obligation as of May 31, 2001 by $1,275,000 and the net postretirement expense by $113,000. A 1.0% decrease in the health care costs trend rate would have decreased the accumulated postretirement benefit obligation as of May 31, 2001 by $1,116,000 and the net postretirement expense by $94,000.

NOTE H - Contingencies and Loss Reserves

Accrued loss reserves consisted of the following classes:

May 31                                                     2001           2000
--------------------------------------------------------------------------------
(In thousands)
Accrued product liability reserves                      $39,054        $41,176
Accrued warranty reserves - Current                       5,170          7,908
Accrued environmental reserves                            9,557         14,116
Accrued other                                             1,635          1,565
--------------------------------------------------------------------------------
Accrued loss reserves - Current                          55,416         64,765
Accrued warranty reserves - Long-term                    11,959         13,740
--------------------------------------------------------------------------------
Total Accrued Loss Reserves                             $67,375        $78,505
================================================================================


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

NOTE I - Restructuring and
Asset Impairment Charge

For the year ended May 31, 2000, the Company recorded a restructuring charge of $51,970,000. Included in this charge were severance and other employee related costs of $21,986,000, contract exit and termination costs of $2,059,000, facility closures and write-downs of property, plant and equipment of $22,342,000 and write-downs of intangibles of $5,583,000.

In addition to the $51,970,000 restructuring charge, related costs were incurred during the May 31, 2000 year primarily to account for inventory of certain product lines that were being discontinued, totalling $7,876,000, and these costs were charged to earnings and classified as a component of cost of sales.

Through May 31, 2001, the Company has paid or incurred all of the $51,970,000 restructuring charge as reflected below:

                                                            Paid or Incurred in
                                                             Year Ended May 31
                                                 Total      -------------------
                                                Charge       2001       2000
--------------------------------------------------------------------------------
(In thousands)
Severance costs                                 $21,986    $12,058    $ 9,928
Exit and termination costs                        2,059      1,482        577
Property, plant and equipment                    22,342                22,342
Intangibles                                       5,583                 5,583
--------------------------------------------------------------------------------
RESTRUCTURING AND ASSET IMPAIRMENT CHARGE       $51,970    $13,540    $38,430
================================================================================

The severance and other employee related costs provided for a reduction of approximately 780 employees related to facility closures and streamlining of operations for cost reduction initiatives. The costs of exit and contract termination were comprised primarily of non-cancelable lease obligations on the closed facilities. The charge for property, plant and equipment represents write-downs to net realizable value of less efficient and duplicate facilities and machinery and equipment no longer needed in the combined restructured manufacturing operations.

NOTE J - Interim Financial Information (Unaudited)

The following is a summary of the quarterly results of operations for the years ended May 31, 2001 and 2000:

                                                                             Three Months Ended
                                                       -----------------------------------------------------------------
                                                         August 31       November 30       February 28        May 31
------------------------------------------------------------------------------------------------------------------------
(In thousands except per share amounts)
2001
------------------------------------------------------------------------------------------------------------------------
Net sales                                                $554,923          $499,904         $405,400          $547,535
------------------------------------------------------------------------------------------------------------------------
Gross profit                                             $249,252          $219,102         $167,537          $244,084
------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                        $ 28,850          $ 16,868         $ (7,018)         $ 24,261
------------------------------------------------------------------------------------------------------------------------
BASIC EARNINGS (LOSS) PER SHARE                          $    .28          $    .17         $   (.07)         $    .24
========================================================================================================================
DILUTED EARNINGS (LOSS) PER SHARE                        $    .28          $    .17         $   (.07)         $    .24
========================================================================================================================
DIVIDENDS PER SHARE                                      $  .1225          $  .1250         $  .1250          $  .1250
========================================================================================================================


                                                                             Three Months Ended
                                                       -----------------------------------------------------------------
                                                         August 31       November 30       February 29        May 31
------------------------------------------------------------------------------------------------------------------------
(In thousands except per share amounts)
2000
------------------------------------------------------------------------------------------------------------------------
Net sales                                                $497,869          $502,450         $413,178          $548,913
------------------------------------------------------------------------------------------------------------------------
Gross profit                                             $228,290          $216,309         $176,063          $242,111
------------------------------------------------------------------------------------------------------------------------
Net income                                               $  7,264          $ 20,364         $  3,731          $  9,633
------------------------------------------------------------------------------------------------------------------------
BASIC EARNINGS PER SHARE                                 $    .07          $    .19         $    .04          $    .09
========================================================================================================================
DILUTED EARNINGS PER SHARE                               $    .07          $    .19         $    .04          $    .09
========================================================================================================================
DIVIDENDS PER SHARE                                      $  .1175          $  .1225         $  .1225          $  .1225
========================================================================================================================


Quarterly earnings per share do not total to the yearly earnings per share due to the weighted average number of shares outstanding in each quarter.

INDEPENDENT AUDITOR'S REPORT


To The Board of Directors and Shareholders
RPM, Inc. and Subsidiaries
Medina, Ohio

We have audited the accompanying consolidated balance sheets of RPM, Inc. and Subsidiaries as of May 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three year period ended May 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.

An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RPM, Inc. and Subsidiaries at May 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three year period ended May 31, 2001, in conformity with accounting principles generally accepted in the United States.


/s/  CIULLA, SMITH & DALE, LLP

Cleveland, Ohio
July 2, 2001