Form 10-K, Exhibit 13
period 2003-05-31
RPM INTERNATIONAL INC/DE/
filed 2003-08-29
CIK 110621

                                                                    Exhibit 13.1

                                         RPM International Inc. and Subsidiaries

MD&A

MANAGEMENT'S DISCUSSION AND ANALYSIS
of Results of Operations and Financial Condition

SEGMENT AND GEOGRAPHIC AREA INFORMATION
     RPM has two operating segments - industrial and consumer - based on the nature of our business activities, products and services; the structure of management; and the structure of information as presented to the Board of Directors. Within each segment, individual operating companies or groups of companies generally address common markets, utilize similar technologies, and can share manufacturing or distribution capabilities. We evaluate the profit performance of our segments based on earnings before interest and taxes ("EBIT") because interest expense is essentially related to corporate acquisitions, as opposed to segment operations.

     Industrial segment products are sold throughout North America and account for most of RPM's sales in Europe, South America, Asia, South Africa, Australia and the Middle East. The industrial product line is sold primarily to distributors, contractors and to end users, such as industrial manufacturing facilities, educational and governmental institutions, and commercial establishments. Industrial segment products reach their markets through a combination of direct sales, sales representative organizations, distributor sales and sales of licensees and joint ventures.

     Consumer segment products are sold throughout North America to mass merchandisers, home centers, hardware stores, paint stores, automotive supply stores and craft shops. Major customers include Ace Hardware Stores, Canadian Tire, Cotter & Company, Do It Best, The Home Depot, Lowe's Home Centers, W. W. Grainger and Wal-Mart. Consumer segment products are sold to retailers through a combination of direct sales, sales representative organizations and distributor sales.

     The eight largest consumer segment customers represented approximately 23%, 23% and 19% of consolidated net sales and approximately 50%, 49% and 41% of consumer segment sales for 2003, 2002 and 2001, respectively. The Home Depot represented approximately 12% and 11% of consolidated net sales and approximately 25% and 24% of consumer segment sales for the years ended May 31, 2003 and 2002, respectively.

     We reflect income from our joint ventures on the equity method, and receive royalties from our licensees, both of which minor amounts are reflected as offsets to selling, general and administrative expenses. Export sales were less than 10% of net sales for each of the three years presented.

     In addition to the two operating segments, there are certain business activities, referred to as corporate/other, that do not constitute an operating segment, including corporate headquarters and related administrative expenses, results of our captive insurance companies, gains or losses on the sales of certain assets and other expenses not directly associated with either operating segment. Related assets consist primarily of investments, prepaid expenses, deferred pension assets, and headquarters' property and equipment. These corporate and other assets and expenses reconcile operating segment data to total consolidated net sales, earnings before interest and taxes, identifiable assets, capital expenditures, and depreciation and amortization.

     The following data reflect the adoption of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," effective June 1, 2001 (refer to Note A [10]).

                                         RPM International Inc. and Subsidiaries

SEGMENT AND
GEOGRAPHIC INFORMATION
(In thousands)


Year Ended May 31                                              2003              2002               2001
===========================================================================================================
SEGMENT INFORMATION
Net Sales
  Industrial                                                $1,117,877        $1,053,632         $1,100,682
  Consumer                                                     965,612           932,494            907,080
  Corporate/Other
-----------------------------------------------------------------------------------------------------------
      TOTAL                                                 $2,083,489        $1,986,126         $2,007,762
===========================================================================================================
Income Before Income Taxes(a)
  Earnings Before Interest and Taxes ("EBIT")(b)
    Industrial                                              $  122,315        $  107,033         $  122,034
    Consumer                                                   131,384           118,230             62,662
    Corporate/Other                                           (179,134)(c)       (30,675)           (18,006)
-----------------------------------------------------------------------------------------------------------
  Total EBIT                                                    74,565           194,588            166,690
  Interest Expense, Net                                         26,712            40,464             65,203
-----------------------------------------------------------------------------------------------------------
      TOTAL                                                 $   47,853        $  154,124         $  101,487
===========================================================================================================
Identifiable Assets
  Industrial                                                $1,067,916        $  962,742         $1,002,209
  Consumer                                                   1,038,350         1,000,928          1,016,067
  Corporate/Other                                              140,945           115,174             60,214
-----------------------------------------------------------------------------------------------------------
      TOTAL                                                 $2,247,211        $2,078,844         $2,078,490
===========================================================================================================
Capital Expenditures
  Industrial                                                $   18,741        $   17,743         $   30,123
  Consumer                                                      22,095            20,559             23,629
  Corporate/Other                                                  978             1,629                366
-----------------------------------------------------------------------------------------------------------
      TOTAL                                                 $   41,814        $   39,931         $   54,118
===========================================================================================================
Depreciation and Amortization
  Industrial                                                $   27,537        $   26,883         $   38,579
  Consumer                                                      29,216            28,605             41,627
  Corporate/Other                                                1,921             1,371              1,288
-----------------------------------------------------------------------------------------------------------
      TOTAL                                                 $   58,674        $   56,859         $   81,494
===========================================================================================================
GEOGRAPHIC INFORMATION
Net Sales (based on shipping location)
  United States                                             $1,683,196        $1,615,047         $1,614,112
-----------------------------------------------------------------------------------------------------------
  Foreign
    Canada                                                     147,063           135,694            140,009
    Europe                                                     175,896           158,440            164,517
    Other Foreign                                               77,334            76,945             89,124
-----------------------------------------------------------------------------------------------------------
  Total Foreign                                                400,293           371,079            393,650
-----------------------------------------------------------------------------------------------------------
      TOTAL                                                 $2,083,489        $1,986,126         $2,007,762
===========================================================================================================
Assets Employed
  United States                                             $1,830,629        $1,706,843         $1,732,238
-----------------------------------------------------------------------------------------------------------
  Foreign
    Canada                                                     151,771           147,568            128,159
    Europe                                                     197,948           160,641            144,619
    Other Foreign                                               66,863            63,792             73,474
-----------------------------------------------------------------------------------------------------------
  Total Foreign                                                416,582           372,001            346,252
-----------------------------------------------------------------------------------------------------------
      TOTAL                                                 $2,247,211        $2,078,844         $2,078,490
===========================================================================================================

(a) The presentation includes a reconciliation of EBIT to Income Before Income Taxes, a measure defined by Generally Accepted Accounting Principles ("GAAP") in the U.S.

(b) EBIT is defined as earnings before interest and taxes. We believe that EBIT provides one of the best comparative measures of pure operating performance, and it is a widely accepted financial indicator used by certain investors and analysts to analyze and compare companies. EBIT is not intended to represent cash flows for the period, nor is it presented as an alternative to operating income or as an indicator of operating performance. EBIT should not be considered in isolation, but with GAAP, and it is not indicative of operating income or cash flow from operations as determined by those principles. Our method of computation may or may not be comparable to other similarly titled measures of other companies. EBIT may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results.

(c) The asbestos charge, reflected in Corporate/Other, relates to our Bondex International, Inc. subsidiary.

                                         RPM International Inc. and Subsidiaries

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
     Our Consolidated Financial Statements include accounts of RPM and all majority-owned subsidiaries. Preparation of our financial statements requires the use of estimates and judgments that affect the amounts of our assets, liabilities, revenues and expenses. We continually evaluate these estimates, including those related to allowances for doubtful accounts, inventories, allowances for recoverable taxes, useful lives of property, plant and equipment, goodwill, environmental and other contingent liabilities, income tax valuation allowances, pension plans and the fair value of financial instruments. These estimates form the basis for making judgments about the carrying value of our assets and liabilities. Actual results may differ from these estimates under different assumptions and conditions.

     We have identified below the accounting policies that are critical to our financial statements.

REVENUE RECOGNITION
     Revenues are recognized when title and risk of loss pass to customers. The Securities and Exchange Commission's Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition," provides guidance on the application of Generally Accepted Accounting Principles (GAAP) in the U.S. to selected revenue recognition issues. We have concluded that our revenue recognition policy is appropriate and in accordance with GAAP and SAB No. 101.

TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS AND FOREIGN CURRENCY TRANSACTIONS
     Our reporting currency is the U.S. dollar. However, the functional currency of all of our foreign subsidiaries is their local currency. We translate the amounts included in the consolidated statements of income of our foreign subsidiaries into U.S. dollars at year-to-date average exchange rates, which we believe are fairly representative of the actual exchange rates on the dates of the transactions. Our foreign subsidiaries' assets and liabilities are translated into U.S. dollars from local currency at the actual exchange rates as of the end of each reporting date, and we record the resulting foreign exchange translation adjustments in our consolidated balance sheets as a component of accumulated other comprehensive income (loss). If we determined that the functional currency of any of our foreign subsidiaries should be the U.S. dollar, our financial statements would be affected. Should this occur, we would adjust our reporting to appropriately account for such change(s).

     As appropriate, we use permanently invested intercompany loans as a source of capital to reduce the exposure to foreign currency fluctuations in our foreign subsidiaries. These loans are treated as analogous to equity for accounting purposes. Therefore, foreign exchange gains or losses on these intercompany loans are recorded in other comprehensive income (loss). If we were to determine that the functional currency of any of our subsidiaries should be the U.S. dollar, we would no longer record foreign exchange gains or losses on such intercompany loans.

GOODWILL
     We adopted two new accounting standards issued by the Financial Accounting Standards Board in June 2001. Statement of Financial Accounting Standards, or SFAS, No. 141, "Business Combinations," eliminates the pooling method of accounting for all business combinations initiated after June 30, 2001, and addresses the initial recognition and measurement of goodwill and intangible assets acquired in a business combination. Accordingly, we apply the provisions of SFAS No. 141 to all business combinations initiated after its effective date. We also adopted SFAS No. 142, "Goodwill and Other Intangible Assets," effective June 1, 2001 (refer to Note A [10]). Goodwill amortization ceased upon adoption of the standard, and the required initial impairment tests were performed. Results of these and subsequent impairment tests have not generated any impairment loss to date.

     Prospectively, goodwill will be tested on an annual basis, or more frequently, as impairment indicators arise. Impairment tests, which involve the use of estimates related to the fair market values of the business operations with which goodwill is associated, are performed at the end of the first fiscal quarter. Losses, if any, resulting from impairment tests will be reflected in our income statement.

OTHER LONG-LIVED ASSETS
     We assess for impairment of identifiable non-goodwill intangibles and other long-lived assets whenever events or changes in facts and circumstances indicate the possibility that the carrying value may not be recoverable. Factors considered important that might trigger an impairment evaluation include the following:

- significant under-performance relative to historical or projected future operating results;
- significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and
-    significant negative industry or economic trends.

     When we determine that the carrying value of non-goodwill intangibles and other long-lived assets may not be recoverable based upon the existence of one or more of

                                         RPM International Inc. and Subsidiaries

the above-described indicators, any impairment will be measured based on projected net cash flows expected from the asset(s), including eventual disposition.

CONTINGENCIES (ALSO REFER TO NOTE H)
     We are party to claims and lawsuits arising in the normal course of business, including the various asbestos-related suits discussed herein and in Note H of our Consolidated Financial Statements. Although we cannot precisely predict the amount of any liability that may ultimately arise with respect to any of these matters, we record provisions when we consider the liability probable and reasonably estimable. The provisions are based on historical experience and legal advice, and are reviewed quarterly and adjusted according to developments. Changes in the amount of these provisions affect our consolidated statements of income. Due to the uncertainties inherent in the loss reserve estimation process, we are unable to estimate an additional range of loss in excess of our accruals.

     Our environmental-related accruals are similarly established and/or adjusted as information becomes available upon which costs can be reasonably estimated. Actual costs may vary from these estimates because of the inherent uncertainties involved, including the identification of new sites and the development of new information about contamination. Certain sites are still being investigated and, therefore, we have been unable to fully evaluate the ultimate cost for those sites. As a result, reserves have not been taken for some of these sites and for other sites, costs may exceed existing reserves. We have received indemnities for potential environmental issues from purchasers of certain of our properties and businesses and from sellers of properties or businesses we have acquired. We have also purchased insurance to cover potential environmental liabilities at certain sites. If the indemnifying or insuring party fails to, or becomes unable to, fulfill its obligations under those agreements or policies, we may incur environmental costs in addition to any amounts reserved, which may have a material adverse effect on our financial condition, results of operations or cash flows.

RESULTS OF OPERATIONS

FISCAL 2003 COMPARED WITH FISCAL 2002
     NET SALES | Fiscal 2003 net sales grew $97.4 million, or 5%, over fiscal 2002. Organic sales growth amounted to $78.2 million, or 4% growth year over year, from unit volume as opposed to pricing and favorable foreign exchange differences of $19 million. These exchange differences were principally against the euro and the Canadian dollar, net of negative differences from Latin American currencies. Eight smaller acquisitions including Koch Waterproofing Solutions, purchased on April 1, 2003, made up the difference, adding approximately $19 million to sales.

     Industrial segment sales amounted to 54% of the RPM total, and were ahead year over year by 6%, 5% of which was organic growth and included favorable foreign exchange differences. Five smaller acquisitions accounted for the balance of the sales growth. The organic sales growth resulted primarily from the increased demand for lower-margin maintenance and installation products and services associated primarily with roofing and flooring throughout the year. Aside from growth in these services, commercial construction was down and the industrial manufacturing sectors of the economy generally remained weak throughout the year, continuing the postponement by a number of customers of higher-cost maintenance and replacement projects that call for many RPM industrial products. It remains our belief that this business has not been lost to any competitor, but becomes pent-up demand for those products and services. Furthermore, the fact that our industrial segment has been able to grow organically under a still-weak economic environment strongly suggests, and it is our firm belief, that we have expanded our market share during the year.

     Consumer segment sales amounted to 46% of the RPM total and were ahead 4% year over year, 3% from organic growth, and included favorable foreign exchange differences, primarily in the euro versus the U.S. dollar. Three smaller acquisitions provided the balance of the sales increase. Consumer demand was solid during the first half of the year but slowed considerably during the second half of the year from a combination of weather factors and inventory reduction efforts at several key accounts, which caused changes in order pattern quantities and frequency. The consumer retail takeaway, otherwise, has remained fairly steady and somewhat healthy throughout the year.

     GROSS PROFIT MARGIN | The fiscal 2003 gross profit margin of 45.8% compares with 45.9% during fiscal 2002, or nearly flat year over year. The benefits from higher sales volume and some lower raw material costs were slightly more than offset by a mix of lower-margin sales. The industrial segment gross margins declined year over year to 46.2% from 46.9%. The benefits from improved sales levels and a number of lower raw material costs in this segment were more than offset by a change in sales mix created by the strong sales of lower-margin services during 2003, related primarily to roofing and flooring.

                                         RPM International Inc. and Subsidiaries

     The consumer segment gross margin improved year over year to 45.4% from 44.8%. This improvement is the result of positive leverage from the higher sales volume, slightly favorable raw material costs and continued conversion cost-saving initiatives.

Manufacturing efficiencies from expanded Class A manufacturing initiatives are being realized in both operating segments, and these efforts will continue. Raw material cost pressures were building during the second half of fiscal 2003, and we believe higher costs in the material cost area may impact the first quarter of fiscal 2004 and, possibly, beyond.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES ("SG&A") | Consolidated SG&A expenses improved to 35.5% of net sales in 2003 from 36.1% during fiscal 2002, attributable largely to significant growth in lower-margin services sales in the industrial segment that require relatively much lower SG&A support cost, along with ongoing cost reduction and containment efforts throughout both operating segments.

     The industrial segment SG&A was 35.2% of net sales in 2003 compared with 36.8% during fiscal 2002. The growth in sales volume, particularly service sales, contributed about half of this improvement. Cost reduction initiatives and cost containment efforts in both periods made up the difference.

     The consumer segment SG&A improved to 31.8% of net sales from 32.1% during fiscal 2002. This net improvement is a result of the higher sales volume leverage and continuous cost reduction and containment efforts, partly offset by certain increased selling and promotional spending among our primary consumer product lines.

     Corporate/other costs amounted to $39.1 million in 2003 compared with $30.7 million during fiscal 2002. This change reflects increased product liability costs of $5.1 million and a change in export sales tax legislation that went into effect this fiscal year. While this latter change caused $4.0 million of the increase in corporate/ other costs during 2003, consolidated SG&A was not affected by this tax law change because this increase in corporate/other expense is offset by corresponding reductions of expense in the industrial and consumer operating segments in the amounts of $2.4 million and $1.6 million, respectively.

     ASBESTOS CHARGE | Certain of our wholly owned subsidiaries, principally Bondex International, Inc. (Bondex), along with many other U.S. companies, are and have been involved in asbestos-related suits filed primarily in state courts during the past two decades. These suits principally allege personal injury resulting from exposure to asbestos-containing products.

     Asbestos-related suits against Bondex increased in the fourth quarter of 2002 and the first two quarters of 2003, influenced by the bankruptcy filings of numerous other defendants in asbestos-related litigation. Based on the significant increase in asbestos claims and the inequitable impact of joint and several liability laws on Bondex, as previously reported, our third-party insurance will be depleted during the first quarter of 2004. Prior to this sudden precipitous increase in loss rates, the combination of reserves and insurance coverage was expected to adequately cover our asbestos claims for the foreseeable future. We are contesting various of our third-party insurers' claims of exhaustion.

     During the last seven months of 2003, new state liability laws were enacted in three states where more than 80% of the claims against Bondex are pending. The changes generally provide for liability to be determined on a proportional cause basis. The ultimate impact of these law changes is not expected to be significantly visible until the latter part of fiscal 2004.

     During the fourth quarter of 2003, a nationally recognized consulting firm was retained to evaluate whether it would be possible to estimate the cost of disposing pending claims and to assist in determining whether future asbestos-related claims were measurable. Bondex has provided the consultants with all relevant data regarding asbestos-related claims filed against Bondex through May 31, 2003.

     At this time, we cannot estimate the liability that will result from all future claims. We have established a reserve for those pending cases that have progressed to a stage where the cost to dispose of these cases can reasonably be estimated. The reserve was established by taking an asbestos charge to 2003 operations of $140,000,000 for measurable known claims and a provision for future claims that can presently be estimated. We believe this asbestos reserve will be sufficient to cover asbestos-related cash flow requirements for approximately three years. Additionally, Bondex's share of costs (net of then-available third-party insurance) for asbestos-related product liability were $6,700,000, $2,800,000 and $2,300,000 for the years ended May 31, 2003,
2002 and 2001, respectively. Future facts, events and legislation, both state and/or federal, may alter our estimates of both pending and future claims. The

                                         RPM International Inc. and Subsidiaries

Company cannot estimate possible liabilities in excess of those accrued because we cannot predict the number of additional claims that may be filed in the future, the grounds for such claims, the damages that may be demanded, the probable outcome, or the impact of recent state and pending federal legislation on prospective asbestos claims.

     In conjunction with our outside advisors, we will continue to study our asbestos-related exposure, and regularly evaluate the adequacy of this reserve and the related cash flow implications in light of actual claims experience, the impact of state law changes and the evolving nature of federal legislative efforts to address asbestos litigation (also refer to Note H).

     EARNINGS BEFORE INTEREST AND TAXES ("EBIT")|
We believe that EBIT best reflects the performance of our operating segments, as interest expense and income taxes are not consistently allocated to operating segments by the various constituencies utilizing our financial statements. Requests for operating performance measures received from research analysts, financial institutions and rating agencies typically focus on EBIT, and we believe EBIT disclosure is responsive to investors.

     Consolidated EBIT in 2003 of $74.6 million compares with $194.6 million during fiscal 2002, with $140.0 million of this difference representing the asbestos liability charge. Excluding the charge, 2003 EBIT would have been $214.6 million or ahead $20.0 million, or 10%, over fiscal 2002. That represents margin improvement on the 5% sales increase, to 10.3% of net sales from 9.8% during fiscal 2002, the result of the higher sales volume coupled with cost reductions and containments.

     Industrial segment EBIT grew $15.3 million, or 14%, on 6% sales growth, to 11% of net sales compared with 10% of sales during fiscal 2002. Consumer segment EBIT grew $13.2 million, or 11%, on 4% sales growth to 14% of net sales compared with 13% of net sales during fiscal 2002. These operating EBIT improvements totaling $28.4 million generally are the result of the growth in sales volume, certain lower raw material costs year over year and ongoing cost reductions and containments across both operating segments.

     NET INTEREST EXPENSE | Net interest expense declined $13.8 million during 2003 (refer to Note A [17]) as a result of much lower average debt levels and lower interest rates. Interest rates on the variable portion of outstanding borrowings, averaging approximately 70% of total debt (refer to Note B), averaged a much lower 3.8% compared with 4.5% during 2002, amounting to savings of $4.8 million in 2003. Total debt levels averaged $202 million lower throughout 2003, accounting for $10.0 million of interest cost saved year over year. After our issuance of 2.75% Senior Convertible Notes in May 2003 (see Financing Activities in "Liquidity and Capital Resources"), the variable rate portion of our total debt structure was down to 51%. During fiscal 2002, there were marketable securities gains of approximately $1.0 million that were not realized again during 2003.

     INCOME TAX RATE | The effective income tax rate provision this year of 26.2% compares with 34.1% for fiscal 2002 (refer to Note C). This year's much lower rate is the result of the weight of the full tax benefit (37.5%) of the $140.0 million asbestos liability charge, and will not be a recurring rate. Excluding the charge, our tax rate in 2003 would have been 34.6%, up 0.5% from fiscal 2002. As a result of earnings growth, the one-time tax rate benefit from the June 1, 2001 adoption of SFAS No. 142 becomes less and less significant, and this trend is expected to continue.

     NET INCOME | Fiscal 2003 net income of $35.3 million compares with $101.6 million during fiscal 2002 and reflects the $87.5 million after-tax cost of the 2003 asbestos liability charge. Excluding the charge, 2003 net income would have been $122.8 million, ahead 20.9%, or $21.2 million, from fiscal 2002. The return on sales would have been 5.9% compared with 5.1% for fiscal 2002.

     During March 2002, we sold 11.5 million common shares (see Financing Activities in "Liquidity and Capital Resources") through a follow-on public equity offering, and this transaction had a dilutive effect of $0.01 per share on fiscal 2003 reported diluted earnings per share. Excluding the impact of the asbestos charge on earnings, the 11.5 million shares sold in March 2002 would have had a $0.07 per share dilutive effect on fiscal 2003 pro forma diluted earnings per share of $1.06.

FISCAL 2002 COMPARED WITH FISCAL 2001
     NET SALES | Fiscal 2002 net sales were slightly below fiscal 2001 by $21.6 million, or 1%. The $30 million commercial Durabond unit of DAP was divested in March 2001, with sales of $26.3 million to that point in the 2001 fiscal year. Factoring out those sales to be comparable, plus the negative effects from foreign exchange differences of approximately $14 million, principally against the Canadian dollar, year-over-year sales would show a 1% increase.

     Industrial segment sales amounted to 53% of the 2002 RPM total, and were lower year over year by 3.3% when the negative foreign exchange effect of $11.2 million is

                                         RPM International Inc. and Subsidiaries

excluded. The industrial economy, including electronics, was generally weak throughout 2002, which caused a number of customers to postpone higher-cost maintenance and replacement projects, particularly flooring.

     Consumer segment sales amounted to 47% of the 2002 RPM total, and were ahead 6.2% year over year on a comparable basis, after adjusting for the Durabond divestiture and negative foreign exchange effects. Consumer demand was solid throughout 2002, especially for our DAP, Rust-Oleum and Zinsser products. This growth reflected a combination of higher unit volume of approximately 5%, with the balance from slightly higher pricing to counter increased raw material and packaging costs during the 2001 fiscal year.

     GROSS PROFIT MARGIN | The gross profit margin improved in fiscal 2002, reaching 45.9% compared with 45.1% during fiscal 2001. The industrial gross margin of 46.9% in 2002 was slightly behind the 47.4% realized during fiscal 2001. This was mainly a volume effect as the sales decline, particularly of higher-margin flooring (off $44 million, or 11%), was too great to overcome versus related overhead costs. Restructuring savings and a number of favorable raw material costs partially offset this volume effect. Consumer gross margins, on the other hand, reached 44.8% from 42.5% during 2001. This improvement reflected additional restructuring savings of approximately $21 million during fiscal 2002, plus positive cost leverage from the higher sales volume and a number of favorable raw material costs in this segment as well.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES | SG&A expenses improved to 36.1% of sales in 2002 from 36.8% during fiscal 2001. We adopted SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142), as of June 1, 2001, the beginning of the 2002 fiscal year, and that change is reflected in SG&A (refer to Note A [10]). On a pro forma basis, the fiscal 2001 SG&A percentage under SFAS No. 142 would have been $25.1 million lower, or 35.6% of sales. The divested Durabond unit of DAP had carried a lower SG&A percentage, having an approximate negative effect of 0.4% of sales, bringing the fiscal 2001 SG&A percentage, adjusted for both SFAS No. 142 and the divestiture, to approximately 36% of sales. The fiscal 2002 $2.1 million third-quarter charge related to the devaluation of the Argentinean peso amounted to 0.1% of fiscal 2002 sales. Without that charge, the 2002 SG&A percentage would have equaled fiscal 2001's 36%, adjusted for SFAS No. 142 and the divestiture.

     By segment, industrial SG&A of 36.8% in 2002 compared with 36.3% during fiscal 2001, or 35.2% on a pro forma SFAS No. 142-adjusted basis. This difference was attributable to the much lower sales volume in 2002; increased distribution costs associated with a transition to fewer warehouses; and the Argentinean peso devaluation, all of which were partly offset by solid cost containment efforts throughout the segment. Consumer SG&A of 32.1% in 2002 compared favorably with 35.6% during fiscal 2001, or 34.1% on a pro forma SFAS No. 142-adjusted basis. This significant improvement was attributable to the much higher consumer sales volume; some reduced freight costs, as there were still restructuring-related inefficiencies during fiscal 2001; and solid cost containment efforts throughout this segment. Corporate/other costs were $30.7 million in 2002 compared with $18 million during fiscal 2001. This change reflected a number of increased legal and professional fees associated with terminated acquisition and divestiture efforts; increased product liability costs (including those described under Item 3. Legal Proceedings, Form 10-K); rising health care and other employee benefit costs; management succession costs; and other higher corporate costs.

     EARNINGS BEFORE INTEREST AND TAXES | EBIT climbed $27.9 million in 2002, reaching $194.6 million. Fiscal 2001 EBIT, adjusted for SFAS No. 142, would have been $191.8 million, leaving 2002 EBIT ahead by $2.8 million, or up 1.5% on a 1% decrease in sales. Industrial EBIT was down $15 million during fiscal 2002, or down $26.9 million after adjusting fiscal 2001 for SFAS No. 142, with this decline being attributable mainly to the lower flooring sales volume. Consumer EBIT nearly doubled year over year, up $55.6 million, or still ahead $42.4 million on a SFAS No. 142-adjusted basis, with that growth almost equally attributable to the restructuring savings and the higher comparable sales volume.

     NET INTEREST EXPENSE | Net interest expense declined $24.7 million during 2002 (refer to Note A [17]) as a result of lower interest rates and reduced debt levels during the year. Interest rates on the variable rate portion (approximately 75% to 80%) of outstanding borrowings (refer to Note B) were lower in fiscal 2002. The overall effective interest rate of approximately 4.5% in 2002 compares favorably with 6.9% during fiscal 2001, amounting to savings of $20.3 million for 2002. Total debt levels were approximately $63 million lower on average throughout the year, accounting for the remaining $4.4 million of interest costs saved year over year.

                                         RPM International Inc. and Subsidiaries

     Income Tax Rate | The effective income tax rate of 34.1% for 2002 compared favorably with fiscal 2001's 38% rate (refer to Note C). This rate reduction was driven by the adoption of SFAS No. 142, as goodwill is no longer being amortized for financial purposes.

     Net Income | 2002 net income of $101.6 million, or $0.97 per diluted share, increased 61% and 56%, respectively, from fiscal 2001. On a pro forma basis adjusted for SFAS No. 142, fiscal 2001 net earnings and diluted earnings per share would have been $84.8 million and $0.83 (refer to Note A [10]), respectively, putting 2002 results still ahead by 20% and 17%, respectively.

     During March 2002, we sold 11.5 million common shares (see Financing Activities in "Liquidity and Capital Resources") through a follow-on public equity offering, and this transaction had a dilutive effect on fiscal 2002 of $0.01 per share.

LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES
     Operating activities generated positive cash flow of $160.6 million during fiscal 2003 compared with $191.4 million a year ago, a decrease of $30.8 million. After adding back the $140.0 million ($87.5 million after tax) effect of the asbestos charge, which did not affect cash flow, our adjusted net income of $122.8 million represents a $21.2 million increase over the prior year's $101.6 million. Depreciation and amortization were flat year over year as capital expenditures have remained relatively flat over the past two years and the effects of SFAS No. 142 are no longer a differentiating factor in the yearly comparative results. The most significant movement in cash flow generated from operating assets was in accounts receivable, where a cash usage of $37.3 million was caused mainly by an increase in sales in the fourth quarter versus relatively flat sales in the prior year's quarter-over-quarter sales results; additionally, approximately $14 million of the increase in cash flow used related to receivables is a result of translating our foreign-denominated receivables at higher asset values as the dollar weakened against virtually all major foreign currencies as of May 31, 2003 versus May 31, 2002. Cash flow generated from inventories was $1.3 million as the effect of Class A manufacturing continued to provide benefits over the last two fiscal years. Inventories were negatively affected by approximately $8 million as a result of the translation of foreign-denominated inventories at this year's year-end spot rates versus those of the prior year. The Company continues a strong focus on improving accounts receivable collections and managing inventories lower as a result of strengthened information technology systems and continuous improvements in operating techniques, such as Class A manufacturing, and these efforts will continue. Prepaid and other current assets increased mostly as a result of recording a receivable due from insurance companies of approximately $16.6 million. Accrued loss reserves were increased by $15.4 million, mainly as a result of recording additional loss provisions related to the insurance receivable.

     As disclosed in the Company's "Critical Accounting Policies and Estimates" and its discussion on asbestos litigation (refer to Note H - "Contingencies and Loss Reserves"), as a result of a significant increase in asbestos claims activity and inequitable joint and several liability determinations against Bondex, our third-party insurance will be depleted within the first quarter of 2004. As a result, the Company will then be required to fund costs presently covered by insurance with its then-existing cash from operations.

     Cash provided from operations remains our primary source of financing internal growth, with limited use of short-term credit.

INVESTING ACTIVITIES
     Capital expenditures, other than for ordinary repairs and replacements, are made to accommodate our continued growth through improved production and distribution efficiencies and capacity, and to enhance administration. Capital expenditures in fiscal 2003 of $41.8 million compare with depreciation and amortization of $58.7 million. We are not capital intensive and capital expenditures generally do not exceed depreciation and amortization in a given year. Capital spending is expected to hold at approximately the fiscal 2003 level for the next several years as many larger spending needs have been accomplished in recent years, such as those to accommodate the restructuring program, plus several major information technology platform conversions. We believe there is adequate production capacity to meet our needs for the next several years at normal growth rates.

     During fiscal 2003, there were investments totaling $66.0 million (refer to Note A [2]) for seven product line acquisitions and one minority interest acquisition.

     Our captive insurance companies invest in marketable securities in the ordinary course of conducting their operations, and this activity will continue (refer to Note A [7]). Differences in these activities between years are attributable to the timing and performance of their investments.

                                         RPM International Inc. and Subsidiaries

FINANCING ACTIVITIES
     During March 2002, we sold 11.5 million common shares through a follow-on public offering at $14.25 per share, closing April 2, 2002. The entire proceeds of the offering, $156 million, were used to permanently pay down the outstanding balance under the $200 million term loan facility, which was then retired.

      On June 6, 2002, we entered into a $125 million accounts receivable securitization transaction with several banks through June 4, 2005, which is subject to continuation by an annual renewal by the banks. The securitized accounts receivable are owned in their entirety by RPM Funding Corporation, a wholly owned consolidated special-purpose entity (SPE), and are not available to satisfy claims of the Company's creditors until the participating banks' obligations have been paid in full. This securitization is being accomplished by having certain subsidiaries sell various of their accounts receivable to the SPE, and by having the SPE then transfer those receivables to a conduit administered by the banks. This securitization did not constitute a form of off-balance sheet financing, and is fully reflected in our financial statements. The amounts available under this program are subject to changes in the credit ratings of the Company's customers, customer concentration levels and certain characteristics of the underlying accounts receivable. This transaction increases our liquidity and reduces our financing costs by replacing up to $125 million of existing borrowing at lower interest rates. As of May 31, 2003, $91 million was securitized under this agreement, the proceeds of which were used to reduce the outstanding balance under the $500 million revolving credit agreement.

     On February 12, 2003, the Company announced the authorization of a share repurchase program, allowing the repurchase of up to 10 million shares of RPM common stock over a period of 12 months. As of May 31, 2003, the Company had repurchased 100,000 of its shares at an average price of $11.67 per share.

     In May 2003, the Company issued $297 million face value at maturity unsecured 2.75% Senior Convertible Notes ("2.75% Notes") due May 13, 2033. The Company generated net proceeds of $150 million from the sale of the 2.75% Notes. The 2.75% Notes are convertible into 8,034,355 shares of the Company's common stock at a price of $18.68 per share, subject to adjustments, during any fiscal quarter for which the closing price of the Company's common stock is greater than $22.41 per share for a defined duration of time. The 2.75% Notes are also convertible during any period in which the credit rating of the Company is below a specified level, or if specified corporate transactions have occurred. The 2.75% Notes are redeemable by the holder for the issuance price plus accrued original issue discount in May 2008, 2013, 2018, 2023, 2028 and 2033. Interest on the 2.75% Notes is payable at a rate of 2.75% beginning November 13, 2003 until May 13, 2008, depending upon the market price of the Notes. After that date, cash interest will only accrete and will not be paid prior to maturity, subject to certain contingencies.

     In May 2003, the Company established a $200 million non-rated commercial paper ("CP") program under which borrowings are unsecured for terms of 270 days or less. This CP program currently allows for lower interest cost than that available under the Company's $500 million revolving credit facility. The $500 million credit facility is available to back up our CP program to the extent it is not drawn upon. As of May 31, 2003, there was $51.7 million outstanding under this CP program, the proceeds of which were used to reduce the outstanding balance of the revolver mentioned above.

     Our debt-to-capital ratio was 45% at May 31, 2003, unchanged from May 31, 2002.

     The table below summarizes our financial obligations and their expected maturities at May 31, 2003, and the effect such obligations are expected to have on our liquidity and cash flow in the periods indicated.

                                                                                May 31, 2003
===========================================================================================================================
(In millions)                                          Total        Less than 1 Year    1-3 Years      After 3 Years
===========================================================================================================================


Current portion of long-term debt                     $  1.3             $ 1.3           $   --            $   --
---------------------------------------------------------------------------------------------------------------------------

Long-term debt                                         724.8                --            434.6             290.2
Non-cancelable operation lease obligations              72.8              16.8             23.9              32.1
---------------------------------------------------------------------------------------------------------------------------
                                                      $798.9             $18.1           $458.5            $322.3
===========================================================================================================================

                                         RPM International Inc. and Subsidiaries

     The condition of the U.S. dollar has fluctuated throughout the year, and was moderately weaker at fiscal year end over the previous year end, causing a favorable change in the "Accumulated Other Comprehensive Loss" (refer to Note A [5]) component of stockholders' equity of $39.9 million this year versus $3.4 million last year. This change was offset by a decrease of $5.9 million related to adjustments required to certain foreign subsidiaries' Minimum Pension Liability.

     We maintain excellent relations with our banks and other financial institutions to provide continual access to financing for future growth opportunities.

OFF-BALANCE SHEET FINANCINGS
     We do not have any off-balance sheet financings, other than the minimum leasing commitments described in Note E. We have no subsidiaries that are not included in our financial statements, nor do we have any interests in or relationships with any special-purpose entities that are not reflected in our financial statements.

QUALITATIVE AND QUANTITATIVE DISCLOSURES
ABOUT MARKET RISK
     We are exposed to market risk from changes in interest rates and foreign currency exchange rates because we fund our operations through long- and short-term borrowings and denominate our business transactions in a variety of foreign currencies. A summary of our primary market risk exposures follows.

INTEREST RATE RISK
     Our primary interest rate risk exposure results from our floating rate debt, including various revolving and other lines of credit (refer to Note B). At May 31, 2003, approximately 51% of our total debt was subject to floating interest rates. If interest rates were to increase 100 basis points (1%) from May 31, 2003 rates, and assuming no changes in debt from the May 31, 2003 levels, the additional annual interest expense would amount to approximately $3.7 million on a pre-tax basis. We currently do not hedge our exposure to floating interest rate risk.

FOREIGN CURRENCY RISK
     Our foreign sales and results of operations are subject to the impact of foreign currency fluctuations (refer to Note A [4]). As most of our foreign operations are in countries with fairly stable currencies, such as Belgium, Canada and the United Kingdom, this effect has not generally been material. In addition, foreign debt is denominated in the respective foreign currency, thereby eliminating any related translation impact on earnings.

     If the U.S. dollar continues to weaken, our foreign results of operations will be positively impacted, but the effect is not expected to be material. A 10% change in foreign currency exchange rates would not have resulted in a material impact to net income for the year ended May 31, 2003. We do not currently hedge against the risk of exchange rate fluctuations.

FORWARD-LOOKING STATEMENTS
    The foregoing discussion includes forward-looking statements relating to our business. These forward-looking statements, or other statements made by us, are made based on our expectations and beliefs concerning future events impacting us and are subject to uncertainties and factors (including those specified below) that are difficult to predict and, in many instances, are beyond our control. As a result, our actual results could differ materially from those expressed in or implied by any such forward-looking statements. These uncertainties and factors include (a) general economic conditions; (b) the price and supply of raw materials, particularly titanium dioxide, certain resins, aerosols and solvents;
(c) continued growth in demand for our products; (d) legal, environmental and litigation risks inherent in RPM's construction and chemicals businesses and risks related to the adequacy of our reserves and insurance coverage for such matters; (e) the effect of changes in interest rates; (f) the effect of fluctuations in currency exchange rates upon our foreign operations; (g) the effect of non-currency risks of investing in and conducting operations in foreign countries, including those relating to domestic and international political, social, economic and regulatory factors; (h) risks and uncertain-ties associated with our ongoing acquisition and divestiture activities; (i) risks inherent in our contingent liability reserves, including asbestos; and other risks detailed in our other reports and statements filed with the Securities and Exchange Commission, including the risk factors set forth in our prospectus and prospectus supplement included as part of our Registration Statement on Form S-3 (File No. 333-77028), as the same may be amended from time to time.

                                         RPM International Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS
(In thousands, except per share amounts)

May 31                                                                                    2003            2002
----------------------------------------------------------------------------------    -----------     -----------
ASSETS
CURRENT ASSETS
  Cash and short-term investments (Note A)                                            $    50,725     $    42,172
  Trade accounts receivable (less allowances of $17,297 in 2003
    and $15,884 in 2002)                                                                  439,623         397,659
  Inventories (Note A)                                                                    253,204         251,446
  Deferred income taxes (Notes A and C)                                                    51,285          42,441
  Prepaid expenses and other current assets                                               133,257         110,037
                                                                                      -----------     -----------
      TOTAL CURRENT ASSETS                                                                928,094         843,755
                                                                                      -----------     -----------
PROPERTY, PLANT AND EQUIPMENT, AT COST (NOTE A)
  Land                                                                                     23,401          21,655
  Buildings and leasehold improvements                                                    221,954         203,428
  Machinery and equipment                                                                 468,654         430,758
                                                                                      -----------     -----------
                                                                                          714,009         655,841
  Less allowance for depreciation and amortization                                        343,220         300,044
                                                                                      -----------     -----------
      PROPERTY, PLANT AND EQUIPMENT, NET                                                  370,789         355,797
                                                                                      -----------     -----------
OTHER ASSETS
  Goodwill (Note A)                                                                       631,253         592,329
  Other intangible assets, net of amortization (Note A)                                   282,949         264,530
  Other                                                                                    34,126          22,433
                                                                                      -----------     -----------
      TOTAL OTHER ASSETS                                                                  948,328         879,292
                                                                                      -----------     -----------
TOTAL ASSETS                                                                          $ 2,247,211     $ 2,078,844
                                                                                      ===========     ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable                                                                    $   171,956     $   160,767
  Current portion of long-term debt (Note B)                                                1,282           5,876
  Accrued compensation and benefits                                                        77,577          80,530
  Accrued loss reserves (Note H)                                                           64,230          48,537
  Asbestos-related liabilities (Note H)                                                    41,583           3,377
  Other accrued liabilities                                                                59,759          58,144
  Income taxes payable (Notes A and C)                                                     11,263           7,483
                                                                                      -----------     -----------
      TOTAL CURRENT LIABILITIES                                                           427,650         364,714
                                                                                      -----------     -----------
LONG-TERM LIABILITIES
  Long-term debt, less current maturities (Note B)                                        724,846         707,921
  Asbestos-related liabilities (Note H)                                                   103,000
  Other long-term liabilities                                                              59,951          55,458
  Deferred income taxes (Notes A and C)                                                    54,756          92,645
                                                                                      -----------     -----------
      TOTAL LONG-TERM LIABILITIES                                                         942,553         856,024
                                                                                      -----------     -----------
      TOTAL LIABILITIES                                                                 1,370,203       1,220,738
                                                                                      -----------     -----------
STOCKHOLDERS' EQUITY
  Preferred stock, par value $0.01; authorized 50,000 shares;
    none issued
  Common stock, par value $0.01 and without par value with a stated value of
    $0.015 per share as of May 31, 2003 and 2002, respectively; authorized 300,000 and 200,000 shares, respectively; issued 115,596 and outstanding
    115,496 in 2003; issued 122,653 and outstanding 114,696 in 2002 (Note D)                1,156           1,786
  Paid-in capital                                                                         508,397         585,566
  Treasury stock, at cost (Note D)                                                         (1,167)        (88,364)
  Accumulated other comprehensive loss (Note A)                                           (17,169)        (50,485)
  Retained earnings                                                                       385,791         409,603
                                                                                      -----------     -----------
      TOTAL STOCKHOLDERS' EQUITY                                                          877,008         858,106
                                                                                      -----------     -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                            $ 2,247,211     $ 2,078,844
                                                                                      ===========     ===========

See Notes to Consolidated Financial Statements

                                         RPM International Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts)

Year Ended May 31                                         2003          2002          2001
---------------------------------------------------    ----------    ----------    ----------
NET SALES                                              $2,083,489    $1,986,126    $2,007,762
Cost of Sales                                           1,128,937     1,073,910     1,101,417
                                                       ----------    ----------    ----------
Gross Profit                                              954,552       912,216       906,345
Selling, General and Administrative Expenses              739,987       717,628       739,655
Asbestos Charge (Note H)                                  140,000
Interest Expense, Net                                      26,712        40,464        65,203
                                                       ----------    ----------    ----------
Income Before Income Taxes                                 47,853       154,124       101,487
Provision for Income Taxes (Note C)                        12,526        52,570        38,526
                                                       ----------    ----------    ----------
NET INCOME                                             $   35,327    $  101,554    $   62,961
                                                       ==========    ==========    ==========
Average Shares of Common Stock Outstanding (Note D)
  Basic                                                   115,294       104,418       102,202
  Diluted                                                 115,986       105,131       102,212
Earnings per Common Share
  Basic                                                $     0.31    $     0.97    $     0.62
  Diluted                                              $     0.30    $     0.97    $     0.62
Cash Dividends per Share of Common Stock               $    0.515    $    0.500    $    0.498
                                                       ==========    ==========    ==========

See Notes to Consolidated Financial Statements

                                         RPM International Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)


                                         Common Stock                                      Accumulated
                                    ------------------------                                  Other
                                      Number         Par/                                 Comprehensive
                                    of Shares       Stated       Paid-in       Treasury        Loss        Retained
                                     (Note D)       Value        Capital        Stock        (Note A)      Earnings      Total
--------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 31, 2000               103,134     $   1,616     $ 424,077     $ (88,516)    $ (39,555)    $ 348,102    $ 645,724
                                                                                                                       ---------
  Comprehensive income
    Net income                                                                                               62,961       62,961
    Translation loss and other                                                                (13,519)                   (13,519)
                                                                                                                       ---------
      Comprehensive income                                                                                                49,442
  Dividends paid                                                                                            (50,605)     (50,605)
  Repurchase of stock                  (1,157)                                  (11,101)                                 (11,101)
  Stock option exercises                   59             1           101           309                                      411
  Restricted stock awards                 175             2         5,837                                                  5,839
--------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 31, 2001               102,211         1,619       430,015       (99,308)      (53,074)      360,458      639,710
                                                                                                                       ---------
  Comprehensive income
    Net income                                                                                              101,554      101,554
    Translation gain and other                                                                  2,589                      2,589
                                                                                                                       ---------
      Comprehensive income                                                                                               104,143
  Dividends paid                                                                                            (52,409)     (52,409)
  Sale of stock                        11,500           167       155,767                                                155,934
  Stock option exercises, net             847                          92         9,412                                    9,504
  Restricted stock awards                 138                        (308)        1,532                                    1,224
--------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 31, 2002               114,696         1,786       585,566       (88,364)      (50,485)      409,603      858,106
                                                                                                                       ---------
  Comprehensive income
    Net income                                                                                               35,327       35,327
    Translation gain and other                                                                 33,316                     33,316
                                                                                                                       ---------
      Comprehensive income                                                                                                68,643
  Dividends paid                                                                                            (59,139)     (59,139)
  Treasury stock retired                               (113)      (85,723)       85,836
  Repurchase of stock                    (100)                                   (1,167)                                  (1,167)
  Stock option exercises, net             300             2         2,015         1,269                                    3,286
  Restricted stock awards                 600             5         6,111         1,259                                    7,375
  Par value adjustment and other                       (524)          428                                                    (96)
--------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 31, 2003               115,496     $   1,156     $ 508,397     $  (1,167)    $ (17,169)    $ 385,791    $ 877,008
================================================================================================================================

See Notes to Consolidated Financial Statements

                                         RPM International Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

Year Ended May 31                                          2003          2002          2001
                                                        ---------     ---------     ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                            $  35,327     $ 101,554     $  62,961
  Adjustments to reconcile net income to net
    cash provided by operating activities:
      Depreciation                                         44,736        43,541        43,035
      Amortization of goodwill                                                         19,694
      Other amortization                                   13,938        13,318        18,765
      Asset impairment charge, net of gains                                             3,354
      Asbestos charges                                    146,650         2,754         2,338
      (Decrease) in deferred income taxes                 (46,733)       (3,930)       (6,432)
      (Earnings) of unconsolidated affiliates                (396)         (391)         (275)
  Changes in assets and liabilities, net of effect
    from purchases and sales of businesses:
      (Increase) decrease in receivables                  (37,258)       14,048       (12,255)
      (Increase) decrease in inventory                      1,262        25,929       (37,578)
      (Increase) in prepaid and other current assets      (27,378)       (7,464)       (8,575)
      Increase (decrease) in accounts payable               9,156         8,489        (2,812)
      Increase (decrease) in accrued restructuring                                    (13,540)
      Increase (decrease) in accrued liabilities            9,991        (8,564)       10,035
      Other including exchange rate changes                11,334         2,086        (4,220)
                                                        ---------     ---------     ---------
        Cash from Operating Activities                    160,629       191,370        74,495
                                                        ---------     ---------     ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                    (41,814)      (39,931)      (54,118)
  Acquisition of businesses, net of cash acquired         (65,994)       (3,138)       (2,645)
  Purchase of marketable securities                       (15,145)      (15,693)      (21,906)
  Proceeds from marketable securities                      11,376        19,495        28,283
  Distributions from unconsolidated affiliates                974            16           647
  Proceeds from sale of assets and businesses                 202         1,553        31,694
                                                        ---------     ---------     ---------
        Cash (Used for) Investing Activities             (110,401)      (37,698)      (18,045)
                                                        ---------     ---------     ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Additions to long-term and short-term debt              305,200       236,681       708,850
  Reductions of long-term and short-term debt            (294,099)     (485,662)     (710,389)
  Cash dividends                                          (59,139)      (52,409)      (50,605)
  Sale of stock                                                         155,934
  Exercise of stock options                                 3,286         9,504           411
  Repurchase of stock                                      (1,167)                    (11,101)
                                                                      ---------     ---------
        Cash (Used for) Financing Activities              (45,919)     (135,952)      (62,834)
                                                        ---------     ---------     ---------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                     4,244           526        (1,030)
                                                        ---------     ---------     ---------
NET INCREASE (DECREASE) IN CASH                             8,553        18,246        (7,414)
CASH AT BEGINNING OF YEAR                                  42,172        23,926        31,340
                                                        ---------     ---------     ---------
CASH AT END OF YEAR                                     $  50,725     $  42,172     $  23,926
                                                        =========     =========     =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:
  Cash paid during the year for:
    Interest                                            $  28,678     $  50,353     $  60,027
    Income taxes                                        $  55,479     $  59,774     $  35,216
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND
  FINANCING ACTIVITIES:
    Shares issued for restricted stock plans            $   7,375     $   1,224     $   1,459
    Debt from business combination                      $   1,230

See Notes to Consolidated Financial Statements

                                         RPM International Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2003, 2002, 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) PRINCIPLES OF CONSOLIDATION

     At the Company's annual meeting on October 11, 2002, stockholders approved a plan to change the Company's legal place of incorporation from Ohio to Delaware. Under the plan, a new legal entity, RPM International Inc., was incorporated in Delaware and became, pursuant to a merger, the parent holding company of Ohio-based RPM, Inc.

     The Consolidated Financial Statements include the accounts of RPM International Inc. and its majority-owned subsidiaries. The Company accounts for its investment in less than majority-owned joint ventures under the equity method. Intercompany accounts, transactions and unrealized profits and losses are eliminated in consolidation.

     Certain reclassifications have been made to prior-year amounts to conform with the current-year presentation.

(2) BUSINESS COMBINATIONS

     During the year ended May 31, 2003, the Company completed seven product line acquisitions and one minority interest acquisition, all of which have been accounted for as business combinations. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the respective dates of acquisition. The Company obtained independent valuation of certain intangible assets.

(In thousands)
--------------
Current assets                                                         $  8,782
Property, plant and equipment                                             9,213
Other intangible assets
 Customer relationships                                                  17,222
 Other                                                                   12,170
Goodwill                                                                 25,334
Liabilities assumed                                                      (6,079)
                                                                       --------
NET ASSETS ACQUIRED                                                    $ 66,642
                                                                       ========

     The operating results of these businesses are reflected in the Company's financial statements from their respective dates of acquisition.

     Pro forma results of operations for the years ended May 31, 2003 and May 31, 2002 were not materially different from reported results and, consequently, are not presented.

(3) ESTIMATES

     The preparation of financial statements in conformity with Generally Accepted Accounting Principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(4) FOREIGN CURRENCY

     The functional currency of foreign subsidiaries is their local currency. Accordingly, for the periods presented, assets and liabilities have been translated using exchange rates at year end while income and expense for the periods have been translated using an annual average exchange rate. The resulting translation adjustments have been recorded in accumulated other comprehensive loss, a component of stockholders' equity, and will be included in net earnings only upon the sale or liquidation of the underlying foreign investment, neither of which is contemplated at this time. Transaction gains and losses have been immaterial during the past three fiscal years.

                                         RPM International Inc. and Subsidiaries




(5) ACCUMULATED OTHER COMPREHENSIVE LOSS

     Accumulated other comprehensive loss (which is shown net of taxes) consists of the following components:

                                                          Foreign          Minimum        Unrealized
                                                         Currency          Pension        Gain (Loss)
                                                        Translation       Liability           on
(In thousands)                                          Adjustments      Adjustments      Securities          Total
--------------                                          -----------      -----------      ----------          -----
Balance at May 31, 2000                                  $(38,540)        $     -0-        $ (1,015)        $(39,555)
  Reclassification adjustments for (gains) losses
    included in net income                                                                    1,015            1,015
  Other comprehensive gain (loss)                         (14,552)            (102)             120          (14,534)
                                                         --------         --------         --------         --------
Balance at May 31, 2001                                   (53,092)            (102)             120          (53,074)
  Reclassification adjustments for (gains) losses
    included in net income                                                                     (120)            (120)
  Other comprehensive gain (loss)                           3,411             (151)            (551)           2,709
                                                         --------         --------         --------         --------
Balance at May 31, 2002                                   (49,681)            (253)            (551)         (50,485)
  Reclassification adjustments for (gains) losses
    included in net income                                                                     (149)            (149)
  Other comprehensive gain (loss)                          39,872           (5,938)            (469)          33,465
                                                         --------         --------         --------         --------
Balance at May 31, 2003                                  $ (9,809)        $ (6,191)        $ (1,169)        $(17,169)
                                                         ========         ========         ========         ========

(6) CASH AND SHORT-TERM INVESTMENTS

     For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company does not believe it is exposed to any significant credit risk on cash and short-term investments.

(7) MARKETABLE SECURITIES

     Marketable securities, all of which are classified as available for sale, totaled $22,073,000 and $19,396,000 at May 31, 2003 and 2002, respectively. The estimated fair values of these securities are included in other current assets and are based on quoted market prices.

(8) FINANCIAL INSTRUMENTS

     The Company's financial instruments recorded on the balance sheet include cash and short-term investments, accounts receivable, notes and accounts payable, and debt. The carrying amount of cash and short-term investments, accounts receivable, and notes and accounts payable approximates fair value because of their short-term maturity.

     The carrying amount of the Company's debt instruments approximates fair value based on quoted market prices, variable interest rates or borrowing rates for similar types of debt arrangements.

(9) INVENTORIES

     Inventories are stated at the lower of cost or market, cost being determined substantially on a first-in, first-out (FIFO) basis and market being determined on the basis of replacement cost or net realizable value. Inventory costs include raw material, labor and manufacturing overhead. Inventories were composed of the following major classes:

May 31                                                2003                2002
------                                                ----                ----
(In thousands)
Raw material and supplies                           $ 80,517            $ 75,080
Finished goods                                       172,687             176,366
                                                    --------            --------
TOTAL INVENTORY                                     $253,204            $251,446
                                                    ========            ========

                                         RPM International Inc. and Subsidiaries



(10) GOODWILL AND OTHER INTANGIBLE ASSETS

     In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires the use of the purchase method for all business combinations initiated after June 30, 2001. It also provides guidance on purchase accounting related to the recognition of intangible assets. SFAS No. 142 requires that goodwill and identifiable acquired intangible assets with indefinite useful lives shall no longer be amortized, but tested for impairment annually and whenever events or circumstances occur indicating that goodwill might be impaired. SFAS No. 142 also requires the amortization of identifiable assets with finite useful lives. Identifiable acquired intangible assets, which are subject to amortization, are to be tested for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The adoption of SFAS No. 144 on June 1, 2001 did not have an impact on the Company.

     The Company elected to adopt the provisions of SFAS No. 142 as of June 1, 2001, and identified its reporting units (components) to be one level below its industrial and consumer operating segments. The Company determined the carrying value of each reporting unit by assigning assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of June 1, 2001. Upon adoption of SFAS No. 142, amortization of goodwill recorded for business combinations consummated prior to July 1, 2001 ceased, and intangible assets acquired prior to July 1, 2001 that did not meet the criteria for recognition apart from goodwill under SFAS No. 141 were reclassified to goodwill. In connection with the adoption of SFAS No. 142, the Company was required to perform a transitional goodwill impairment assessment within six months of adoption. The Company completed its transitional goodwill impairment assessment, with no adjustment to the carrying value of its goodwill as of June 1, 2001. Prospectively, the annual impairment test will be performed in the first quarter of the Company's fiscal year and any losses resulting from the test will be reflected in operating income. The annual goodwill impairment assessment involves estimating the fair value of the reporting unit and comparing it with its carrying amount. If the carrying amount of the reporting unit exceeds its fair value, additional steps are followed to recognize a potential impairment loss. Calculating the fair value of the reporting units requires significant estimates and assumptions by management. The Company estimates the fair value of its reporting units by applying third-party market value indicators to the reporting unit's projected earnings before interest, taxes, depreciation and amortization. The Company completed its annual impairment tests with no adjustment to the carrying value of its goodwill as of May 31, 2003 and 2002.

     The changes in the carrying amount of goodwill, by reporting segment, for the year ended May 31, 2003 are as follows:

                                       Industrial       Consumer
(In thousands)                           Segment         Segment          Total
--------------                           -------         -------          -----
Balance as of
  May 31, 2002                          $255,966        $336,363        $592,329
Goodwill related
  to acquisitions                         25,334                          25,334
Translation adjustments                    9,497           4,093          13,590
                                        --------        --------        --------
Balance as of
  May 31, 2003                          $290,797        $340,456        $631,253
                                        ========        ========        ========

                                         RPM International Inc. and Subsidiaries

Other intangible assets consist of the following major classes:

                                                          Gross                     Net Other
                                       Amortization     Carrying    Accumulated    Intangible
(In thousands)                       Period (in Years)   Amount     Amortization     Assets
--------------                       -----------------   ------     ------------     ------
As of May 31, 2003
  Amortized intangible assets
    Formulae                             10 to 33       $173,102      $ 49,849      $123,253
    Customer-related intangibles          7 to 33         65,317        13,097        52,220
    Trademarks/names                      5 to 40          5,544         1,779         3,765
    Other                                 3 to 20         23,583        10,419        13,164
                                         --------       --------      --------      --------
      Total Amortized Intangibles                        267,546        75,144       192,402
  Unamortized intangible assets
    Trade names                                           90,547                      90,547
                                                        --------      --------      --------
      TOTAL OTHER INTANGIBLE ASSETS                     $358,093      $ 75,144      $282,949
                                                        ========      ========      ========
As of May 31, 2002
  Amortized intangible assets
    Formulae                             10 to 33       $167,721      $ 42,067      $125,654
    Customer-related intangibles         10 to 33         48,094        10,960        37,134
    Trademarks/names                      5 to 40          4,336         1,146         3,190
    Other                                 3 to 20         23,088         8,903        14,185
                                         --------       --------      --------      --------
      Total Amortized Intangibles                        243,239        63,076       180,163
  Unamortized intangible assets
    Trade names                                           84,367                      84,367
                                                        --------      --------      --------
      TOTAL OTHER INTANGIBLE ASSETS                     $327,606      $ 63,076      $264,530
                                                        ========      ========      ========

     The aggregate other intangible asset amortization expense for the fiscal years ended May 31, 2003, 2002 and 2001 was $11,904,000, $11,329,000 and
$16,602,000, respectively. For each of the next five fiscal years through May 31, 2008, the estimated annual intangible asset amortization expense will approximate $12,000,000.

     The following pro forma information reconciles net income reported for the year ended May 31, 2001 to adjusted net income, reflecting the impact of SFAS No. 142. All amortization amounts are reflected net of tax.

Year Ended May 31                                        2003           2002           2001
                                                     -----------    -----------    -----------
(In thousands, except per share data)
Net Income
  Reported net income                                $    35,327    $   101,554    $    62,961
  Add back: Goodwill amortization                                                       18,468
  Add back: Trade name and workforce amortization                                        3,336
                                                     -----------    -----------    -----------
    ADJUSTED NET INCOME                              $    35,327    $   101,554    $    84,765
                                                     ===========    ===========    ===========

Basic Earnings per Share
  Reported net income                                $      0.31    $      0.97    $      0.62
  Goodwill amortization                                                                   0.18
  Trade name and workforce amortization                                                   0.03
                                                     -----------    -----------    -----------
    ADJUSTED BASIC EARNINGS PER SHARE                $      0.31    $      0.97    $      0.83
                                                     ===========    ===========    ===========
Diluted Earnings per Share
  Reported net income                                $      0.30    $      0.97    $      0.62
  Goodwill amortization                                                                   0.18
  Trade name and workforce amortization                                                   0.03
                                                     -----------    -----------    -----------
    ADJUSTED DILUTED EARNINGS PER SHARE              $      0.30    $      0.97    $      0.83
                                                     ===========    ===========    ===========

                                         RPM International Inc. and Subsidiaries

(11) DEPRECIATION

     Depreciation is computed primarily using the straight-line method over the following ranges of useful lives:

Land improvements                5 to 42 years
Buildings and improvements       5 to 50 years
Machinery and equipment          3 to 20 years

(12) REVENUE RECOGNITION

     The Company's subsidiaries recognize revenue when title and risk of loss pass to customers.

(13) SHIPPING COSTS

     Shipping costs paid to third-party shippers for transporting products to customers are included in selling, general and administrative expenses. For the years ended May 31, 2003, 2002 and 2001, shipping costs were $74,200,000, $73,700,000 and $75,400,000, respectively.

(14) ADVERTISING COSTS

     Advertising costs are charged to operations when incurred and are included in selling, general and administrative expenses. For the years ended May 31, 2003, 2002 and 2001, advertising costs were $58,700,000, $53,400,000 and
$52,400,000, respectively.

(15) RESEARCH AND DEVELOPMENT

     Research and development costs are charged to operations when incurred and are included in selling, general and administrative expenses. The amounts charged for the years ended May 31, 2003, 2002 and 2001 were $23,800,000, $20,900,000 and $21,800,000, respectively. The customer-sponsored portion of such expenditures was not significant.

(16) STOCK-BASED COMPENSATION

     At May 31, 2003, the Company had two stock-based compensation plans accounted for under the recognition and measurement principles of Accounting Principles Board Opinion (APBO) No. 25, "Accounting for Stock Issued to Employees," and related interpretations, as more fully described in Note D. Pro forma information regarding the impact of stock-based compensation on net income and earnings per share is required by SFAS No. 123, "Accounting for Stock-Based Compensation," and SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." Such pro forma information, determined as if the Company had accounted for its employee stock options under the fair value recognition provisions of SFAS No. 123, is illustrated in the following table:

Year Ended May 31                        2003            2002            2001
                                      ---------       ---------       ---------
(In thousands, except per
share amounts)
Net income, as reported               $  35,327       $ 101,554       $  62,961
Add: Stock-based
  employee compensa-
  tion expense from
  restricted stock plans
  included in reported
  net income, net of
  related tax effects                     1,339             806             905
Deduct: Total stock-based
  compensation expense
  determined under fair
  value-based method
  for all awards, net of
  related tax effects                    (4,517)         (2,949)         (3,910)
                                      ---------       ---------       ---------
PRO FORMA NET INCOME                  $  32,149       $  99,411       $  59,956
                                      =========       =========       =========
EARNINGS PER SHARE:
  BASIC, AS REPORTED                  $    0.31       $    0.97       $    0.62
                                      =========       =========       =========
  DILUTED, AS REPORTED                $    0.30       $    0.97       $    0.62
                                      =========       =========       =========
  PRO FORMA BASIC
    AND DILUTED                       $    0.28       $    0.95       $    0.59
                                      =========       =========       =========

     The fair value for these options was estimated as of the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions for all options granted:

                                                   2003        2002        2001
                                                   ----        ----        ----
Risk-free interest rate                             3.3%        4.4%        5.1%
Expected life of option                            7yrs        7yrs        7yrs
Expected dividend yield                             3.5%        3.0%        3.5%
Expected volatility rate                           37.3%       34.2%       32.5%

(17) INTEREST EXPENSE, NET

     Interest expense is shown net of investment income, which consists of interest, dividends and capital gains (losses). Investment income for the years ended May 31, 2003, 2002 and 2001 was $1,437,000, $2,094,000 and $3,682,000,
respectively.

                                         RPM International Inc. and Subsidiaries

(18) INCOME TAXES

     The Company and its wholly owned domestic subsidiaries file a consolidated federal income tax return. The tax effects of transactions are recognized in the year in which they enter into the determination of net income, regardless of when they are recognized for tax purposes. As a result, income tax expense differs from actual taxes payable. The Company does not intend to distribute the accumulated earnings of consolidated foreign subsidiaries totaling approximately $115,000,000 at May 31, 2003, and therefore no provision has been made for the taxes that would result if such earnings were remitted to the Company.

(19) REPORTABLE SEGMENTS

     Reportable segment information appears on pages 16 and 17 of this report.

(20) OTHER RECENT ACCOUNTING PRONOUNCEMENTS

     In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred, and is effective for exit or disposal activities that are initiated after December 31, 2002. The Company will apply the provisions of SFAS No. 146 to any future exit or disposal activities.


NOTE B - BORROWINGS

     A description of long-term debt follows:

May 31                                                                                 2003        2002
                                                                                     --------    --------
(In thousands)
Revolving credit agreement for $500,000,000 with a syndicate of banks through
July 14, 2005. Interest, which is tied to LIBOR, averaged 2.32% at May 31, 2003.     $113,000    $395,000

Unsecured $297,000,000 face value at maturity 2.75% senior convertible notes
due May 13, 2033.                                                                     150,042

Unsecured 7.00% senior notes due June 15, 2005.                                       150,000     150,000

Unsecured notes due March 1, 2008. Interest, which is tied to LIBOR, averaged
1.28% at May 31, 2003.                                                                100,000     100,000

Accounts Receivable Securitization Program for $125,000,000 with two banks through June 4, 2005, subject to annual renewal by the banks at a weighted average interest rate at May 31, 2003 of 1.89%. These obligations, along with other short-term borrowings, have been reclassified as long-term debt, reflecting the Company's intent and ability, through unused credit facilities,
to refinance these obligations.                                                        91,000

Unsecured senior notes due insurance companies: 6.12% due November 15, 2004 in the amount of $15,000,000; 6.61% due November 15, 2006 in the amount of
$10,000,000 and 7.30% due November 15, 2008 in the amount of $30,000,000.              55,000      55,000

Commercial paper with a weighted average interest rate at May 31, 2003 of 1.92%.       51,735

Revolving 364-day credit agreement for $28,000,000 with a bank through
October 13, 2003. Interest, which is tied to one of various rates, averaged 1.88%
at May 31, 2003.                                                                       11,200

Revolving multi-currency credit agreement for $15,000,000 with a bank through
December 31, 2005. Interest, which is tied to one of various rates, averaged
3.24% at May 31, 2003.                                                                  1,930       3,835

Other unsecured notes payable at various rates of interest due in installments
through 2011.                                                                           2,221       9,962
                                                                                     --------    --------
                                                                                      726,128     713,797
Less current portion                                                                    1,282       5,876
                                                                                     --------    --------
TOTAL LONG-TERM DEBT, LESS CURRENT MATURITIES                                        $724,846    $707,921
                                                                                     ========    ========

                                         RPM International Inc. and Subsidiaries


      At May 31, 2003, the Company had additional unused short-term lines of credit with several banks totaling $77,700,000.

      The aggregate maturities of long-term debt for the five years subsequent to May 31, 2003 are as follows: 2004 - $1,282,000; 2005 - $15,712,000; 2006 -
$418,912,000; 2007 - $10,044,000; 2008 - $250,087,000, including $150,042,000 of
2.75% Senior Convertible Notes based on the date of the noteholders' first put option.

      In June 2002, the Company established an accounts receivable securitization program for certain of its subsidiaries. The securitized accounts receivable are owned in their entirety by RPM Funding Corporation, a wholly owned consolidated subsidiary of the Company, and are not available to satisfy claims of the Company's creditors until the participating banks' obligations have been paid in full. This securitization transaction will remain on the balance sheet and allows for a maximum of $125,000,000 of borrowings. The amounts available under the program are subject to changes in the credit ratings of the Company's customers, customer concentration levels or certain characteristics of the underlying accounts receivable.

      In May 2003, the Company issued $297,000,000 face value at maturity unsecured 2.75% Senior Convertible Notes due May 13, 2033. The 2.75% Notes are convertible into 8,034,355 shares of the Company's common stock at a price of $18.68 per share, subject to adjustment, during any fiscal quarter for which the closing price of the Company's common stock is greater than $22.41 per share for a defined duration of time. The Notes are also convertible during any period in which the credit rating of the Notes is below a specified level or if specified corporate transactions have occurred. The 2.75% Notes are redeemable by the holder for the issuance price plus accrued original issue discount in May 2008, 2013, 2018, 2023, 2028 and 2033. Interest on the 2.75% Notes is payable at a rate of 2.75% beginning November 13, 2003 until May 13, 2008. After that date, cash interest will not be paid prior to maturity subject to certain contingencies.

Note C - Income Taxes

      Consolidated income before taxes consists of the following:


YEAR ENDED MAY 31                                           2003           2002           2001
-----------------------------------------------------     --------      ---------      ---------
(In thousands)
   United States                                          $ 19,025      $ 128,883      $  81,853
   Foreign                                                  28,828         25,241         19,634
                                                          --------      ---------      ---------
CONSOLIDATED INCOME BEFORE TAXES                          $ 47,853      $ 154,124      $ 101,487
                                                          ========      =========      =========

Provision for income taxes consists of the following:

Current
   U.S. federal                                           $ 42,500      $  42,901      $  31,821
   State and local                                           3,088          4,770          3,829
   Foreign                                                  13,671          8,829          9,308
                                                          --------      ---------      ---------
                                                          $ 59,259      $  56,500      $  44,958
                                                          --------      ---------      ---------
Deferred
   U.S. federal                                           $(45,275)     $  (5,370)     $  (9,603)
   Foreign                                                  (1,458)         1,440          3,171
                                                          --------      ---------      ---------
                                                          $(46,733)     $  (3,930)     $  (6,432)
                                                          --------      ---------      ---------
PROVISION FOR INCOME TAXES                                $ 12,526      $  52,570      $  38,526
                                                          ========      =========      =========

                                         RPM International Inc. and Subsidiaries


      A reconciliation between the actual income tax expense provided and the income tax expense computed by applying the statutory federal income rate of 35% to income before tax is as follows:

YEAR ENDED MAY 31                                                      2003           2002           2001
-----------------------------------------------------------------    --------       --------       --------
(In thousands)
Income taxes at U.S. statutory rate                                  $ 16,749       $ 53,943       $ 35,520
Difference in foreign taxes versus the U.S. statutory rate             (2,986)        (3,155)        (1,563)
State and local income taxes net of federal income tax benefit          2,007          3,101          2,489
Amortization of
goodwill                                                                                              4,530
Tax benefits from foreign sales corporation and extraterritorial
  income exclusion                                                     (1,250)        (1,362)        (1,675)
Other                                                                  (1,994)            43           (775)
                                                                     --------       --------       --------
ACTUAL TAX EXPENSE                                                   $ 12,526       $ 52,570       $ 38,526
                                                                     ========       ========       ========
ACTUAL TAX RATE                                                          26.2%          34.1%          38.0%
                                                                     ========       ========       ========

      Deferred income taxes result from temporary differences in recognition of revenue and expenses for book and tax purposes. Temporary differences and carryforwards that give rise to deferred tax assets and liabilities as of May 31, 2003 and 2002 are as follows:

(In thousands)                                      2003           2002
--------------------------------------------      ---------      ---------
Deferred income tax assets related to:
  Inventories                                     $   1,679      $   2,095
  Allowance for losses                               18,146         13,668
  Accrued compensation and benefits                   9,864         11,661
  Asbestos-related liabilities                       54,219          1,267
  Accrued other expenses                              4,596         10,185
  Other long-term liabilities                        16,153         14,112
  Tax loss/credit carryforwards                      11,749          7,870
  Other                                               1,047          2,811
                                                  ---------      ---------
           TOTAL                                  $ 117,453      $  63,669
                                                  ---------      ---------

Deferred income tax (liabilities) related to:

  Depreciation                                    $ (36,806)     $ (28,513)
  Amortization of intangibles                       (84,118)       (85,360)
                                                  ---------      ---------
           TOTAL                                  $(120,924)     $(113,873)
                                                  ---------      ---------
  DEFERRED INCOME TAX ASSETS
           (LIABILITIES), NET                     $  (3,471)     $ (50,204)
                                                  =========      =========

      Deferred tax detail above is included in the consolidated balance sheet as follows:

                                                     2003          2002
                                                   --------      --------
Deferred income taxes - current asset              $ 51,285      $ 42,441
Deferred income taxes - noncurrent (liability)      (54,756)      (92,645)
                                                   --------      --------
           TOTAL                                   $ (3,471)     $(50,204)
                                                   ========      ========

Note D - Common Stock

      There are 300,000,000 shares of common stock authorized at May 31, 2003 (200,000,000 at May 31, 2002) with a par value of $0.01 per share (stated value of $.015 per share at May 31, 2002). At May 31, 2003 and 2002, there were 115,496,000 and 114,696,000 shares outstanding, respectively, each of which is entitled to one vote.

      Basic earnings per share are computed by dividing income available to common stockholders by the weighted average number of shares of common stock outstanding during each year. To compute diluted earnings per share, the weighted average number of shares of common stock outstanding during each year was increased by common stock options with exercisable prices lower than the average market prices of common stock during each year and reduced by the number of shares assumed to have been purchased with proceeds from the exercised options. The Company's convertible notes, while potentially dilutive, are not common stock equivalents.

      The Company has shares outstanding under two restricted stock plans. Under the terms of the plans, up to 2,563,000 shares may be awarded to certain employees, generally subject to forfeiture until the completion of five or 10 years of service. For the year ended May 31, 2003, 600,000 shares were awarded under these plans, net of forfeitures (138,000 in 2002) and restrictions lapsed on 508,000 shares (3,000 in 2002). At May 31, 2003, 26,000 vested shares remained in these plans (86,000 at May 31, 2002). Unamortized deferred compensation expense with

                                         RPM International Inc. and Subsidiaries


respect to restricted stock grants was $5,231,000 at May 31, 2003 and is being amortized over the 10-year vesting period. For the years ended May 31, 2003, 2002 and 2001, deferred compensation expense aggregated $2,143,000, $1,224,000 and $1,459,000, respectively.

      In February 2003, the Company authorized the repurchase of up to 10,000,000 shares of its common stock, 100,000 of which had been repurchased at May 31, 2003. Shares repurchased under this program will be held at cost and included in Stockholders' Equity as treasury stock.

      The Company's Stockholder Rights Plan provides existing stockholders the right to purchase stock of the Company at a discount in certain circumstances as defined by the Plan. The rights were not exercisable at May 31, 2003 and expire in May 2009.

      The Company has options outstanding under two stock option plans, the 1989 Stock Option Plan and the 1996 Key Employees Stock Option Plan, the latter of which provides for the granting of options for up to 9,000,000 shares. These options are generally exercisable cumulatively in equal annual installments commencing one year from the grant date, and have expiration dates ranging from July 2003 to October 2012. At May 31, 2003, 1,902,000 shares (3,093,000 at May
31, 2002) were available for future grant.

      Transactions during the last two years are summarized as follows:


SHARES UNDER OPTION                                                              2003        2002
---------------------------------------------------------------------------     ------      ------
(In thousands, except per share amounts)
Outstanding, beginning of year
  (weighted average price of $12.57 ranging from $8.69 to $16.70 per share)      6,223       7,017
Granted (price of $14.08)                                                        1,191         496
Canceled/expired
  (weighted average price of $13.98 ranging from $8.81 to $16.35 per share)       (153)       (390)
Exercised (weighted average price of $11.33 ranging from
$8.69 to $15.15 per share)                                                        (324)       (900)
                                                                                ------      ------
OUTSTANDING, END OF YEAR
  (WEIGHTED AVERAGE PRICE OF $12.86 RANGING FROM $8.69 TO $16.70 PER SHARE)      6,937       6,223
                                                                                ======      ======
EXERCISABLE, END OF YEAR
  (WEIGHTED AVERAGE PRICE OF $13.19 RANGING FROM $8.69 TO $16.70 PER SHARE)      4,477       3,987
                                                                                ======      ======

                                           OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
                                             AT MAY 31, 2003                    AT MAY 31, 2003
                                  ---------------------------------------     --------------------
                                                 WEIGHTED        WEIGHTED                 WEIGHTED
RANGE OF PER SHARE                SHARES         AVERAGE         AVERAGE      SHARES      AVERAGE
EXERCISE PRICES                   (000'S)     REMAINING LIFE      PRICE       (000'S)      PRICE
------------------                -------     --------------     --------     -------     --------
$ 8.00 to $ 9.99                   1,752            7.3           $ 9.36         989       $ 9.40
$10.00 to $14.99                   3,216            6.4           $13.18       1,613       $12.85
$15.00 to $16.75                   1,969            4.6           $15.46       1,875       $15.47
                                   -----                                       -----
                                   6,937            6.1           $12.86       4,477       $13.19
                                   =====                                       =====

      The Company has elected to follow APBO No. 25 and related interpretations in accounting for its employee stock options. Under APBO No. 25, because the exercise price of the Company's employee stock options is not less than the market price of the shares at the date of grant, no compensation expense is recognized in the financial statements. See Note A for pro forma information and the alternative fair value accounting provided for under SFAS No. 123.

                                         RPM International Inc. and Subsidiaries


Note E - Leases

      At May 31, 2003, certain property, plant and equipment were leased by the Company under long-term leases. Certain of these leases provide for increased rental based upon an increase in the cost-of-living index. Future minimum lease commitments as of May 31, 2003 for all non-cancelable leases are as follows:

MAY 31
-----------------------------------------------------
(In thousands)
2004                                          $16,823
2005                                           13,841
2006                                           10,047
2007                                            7,682
2008                                            5,281
Thereafter                                     19,141
                                              -------
TOTAL MINIMUM LEASE COMMITMENTS               $72,815
                                              =======

      Rental expenses for all operating leases totaled $24,300,000 in 2003, $23,100,000 in 2002 and $20,500,000 in 2001. Capitalized leases were insignificant for the three years ended May 31, 2003.

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

      The Retirement Plan provides benefits that are based upon years of service and average compensation with accrued benefits vesting after five years. Benefits for union employees are generally based upon years of service. The Company's funding policy is to contribute annually an amount that can be deducted for federal income tax purposes, using a different actuarial cost method and different assumptions from those used for financial reporting.

      Net periodic pension cost (income) consisted of the following for the three years ended May 31, 2003:

                                                           U.S. PLANS                           NON-U.S. PLANS
---------------------------------------------  ----------------------------------     ----------------------------------
(In thousands)                                   2003         2002         2001         2003         2002         2001
---------------------------------------------  --------     --------     --------     --------     --------     --------
Service cost                                   $ 8,904      $ 8,310      $ 7,742      $ 1,168      $ 1,073      $ 1,112
Interest cost                                    6,634        6,706        6,470        2,344        2,305        2,314
Expected return on plan assets                  (7,769)      (8,589)      (9,157)      (2,748)      (3,118)      (3,396)
Amortization of:
  Prior service cost                               197          188          164
  Net gain on adoption of SFAS No. 87              (85)         (85)         (87)
Net actuarial (gains) losses recognized            952          (11)         (62)         324           87          (85)
Curtailment/settlement (gains) losses               11                      (722)
                                               -------      -------      -------      -------      -------      -------
NET PENSION COST                               $ 8,844      $ 6,519      $ 4,348      $ 1,088      $   347      $   (55)
                                               =======      =======      =======      =======      =======      =======

                                         RPM International Inc. and Subsidiaries


      The changes in benefit obligations and plan assets, as well as the funded status of the Company's pension plans at May 31, 2003 and 2002, were as follows:

                                                          U.S. PLANS                NON-U.S. PLANS
----------------------------------------------     -----------------------      ----------------------
(In thousands)                                        2003          2002          2003          2002
----------------------------------------------     ---------      --------      --------      --------
Benefit obligation at beginning of year            $  96,217      $ 87,199      $ 35,244      $ 34,175
Service cost                                           8,904         8,310         1,168         1,073
Interest cost                                          6,634         6,706         2,344         2,305
Benefits paid                                         (6,738)      (14,022)       (1,403)       (1,465)
Participant contributions                                                            415           385
Actuarial (gains) losses                               6,001         7,508         5,471            47
Currency exchange rate changes                                                     4,287        (1,276)
Curtailment/settlement (gains) losses                   (194)
Plan amendments                                        1,447           516
                                                   ---------      --------      --------      --------
BENEFIT OBLIGATION AT END OF YEAR                  $ 112,271      $ 96,217      $ 47,526      $ 35,244
                                                   =========      ========      ========      ========
Fair value of plan assets at beginning of year     $  85,345      $ 93,899      $ 33,477      $ 37,557
Actual return on plan assets                         (11,687)       (4,748)       (3,579)       (2,101)
Employer contributions                                21,749        10,216           419           360
Participant contributions                                                            415           385
Benefits paid                                         (6,738)      (14,022)       (1,485)       (1,476)
Currency exchange rate changes                                                     2,823        (1,248)
                                                   ---------      --------      --------      --------
FAIR VALUE OF PLAN ASSETS AT END OF YEAR           $  88,669      $ 85,345      $ 32,070      $ 33,477
                                                   =========      ========      ========      ========
Excess (deficit) of plan assets versus benefit
  obligations at end of year                       $ (23,602)     $(10,872)     $(15,456)     $ (1,767)
Contributions after measurement date                      44         2,661           116           104
Unrecognized actuarial (gains) losses                 47,881        23,571        22,065         8,439
Unrecognized prior service cost                        3,135         1,896
Unrecognized net transitional asset                      (28)         (113)
                                                   ---------      --------      --------      --------
NET AMOUNT RECOGNIZED                              $  27,430      $ 17,143      $  6,725      $  6,776
                                                   =========      ========      ========      ========

Amounts recognized in the consolidated
  balance sheets consist of:

Prepaid benefit cost                               $  27,957      $ 17,688      $  6,691      $  7,739
Accrued benefit liability                             (1,036)         (792)       (8,441)       (1,106)
Accumulated other comprehensive loss                     473           247         8,475           143
Intangible asset                                          36
                                                   ---------      --------      --------      --------
NET AMOUNT RECOGNIZED                              $  27,430      $ 17,143      $  6,725      $  6,776
                                                   =========      ========      ========      ========

      For domestic plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of assets were $1,717,000, $1,670,000 and $612,000, respectively, as of May 31, 2003 and $1,293,000, $1,293,000 and $414,000, respectively, as of May
31, 2002. For foreign plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of assets were $27,002,000, $22,837,000 and $14,279,000, respectively, as of May 31, 2003 and $1,159,000, $1,106,000 and $-0-,
respectively, as of May 31, 2002.

      The following weighted average assumptions were used to determine the Company's obligations under the plans:

                                        U.S. PLANS               NON-U.S. PLANS
                                    -------------------       -------------------
                                     2003         2002         2003         2002
                                    ------       ------       ------       ------
Discount rate                        6.70%        7.25%        6.43%        6.63%
Expected return on plan assets       9.00%        9.00%        8.25%        8.13%
Rate of compensation increase        4.00%        4.00%        3.95%        4.00%

The plans' assets consist primarily of stocks, bonds and fixed income securities.

                                         RPM International Inc. and Subsidiaries


      The Company also sponsors employee savings plans under Section 401(k) of the Internal Revenue Code, which cover substantially all employees in the United States. The plans provide for matching contributions based upon qualified employee contributions. Matching contributions are invested in the same manner that the participants invest their own contributions. Matching contributions charged to income were $6,120,000, $5,206,000 and $5,222,000 for the years ending May 31, 2003, 2002 and 2001, respectively.

Note G - Postretirement Health Care Benefits

      In addition to the defined benefit pension plan, the Company provides health care benefits to certain of its retired employees through unfunded plans. Employees become eligible for these benefits if they meet minimum age and service requirements. The components of this expense for the three years ended May 31, 2003 were as follows:

(In thousands)                                          2003         2002        2001
-------------------------------------------------     --------     --------     ------
Service cost -
  Benefits earned during this period                  $   177      $   131      $  81
Interest cost on the accumulated obligation               974          945        918
Amortization of unrecognized (gains)                      (47)         (51)      (124)
                                                      -------      -------      -----
NET PERIODIC
  POSTRETIREMENT EXPENSE                              $ 1,104      $ 1,025      $ 875
                                                      =======      =======      =====

     The changes in the benefit obligations of the plans at May 31, 2003 and 2002 were as follows:

(In thousands)                                                           2003          2002
------------------------------------------------------------------     --------      --------
Accumulated postretirement benefit obligation at beginning of year     $ 13,482      $ 12,615
Service cost                                                                177           131
Interest cost                                                               974           945
Benefit payments                                                           (933)         (904)
Actuarial (gains) losses                                                    839           804
Currency exchange rate changes                                              315          (109)
                                                                       --------      --------
Accumulated postretirement benefit obligation at end of year             14,854        13,482
Unrecognized actuarial gains (losses)                                        86           973
                                                                       --------      --------
ACCRUED POSTRETIREMENT HEALTH CARE BENEFITS                            $ 14,940      $ 14,455
                                                                       ========      ========

      A 6.70% general discount rate was used in determining the accumulated postretirement benefit obligation as of May 31, 2003 (7.25% for May 31, 2002). A 9.00% increase in the cost of covered health care benefits was generally assumed for fiscal 2003 (8.00% for fiscal 2002). This trend rate in all cases is assumed to decrease to 5.00% after several years and remain at that level thereafter, except for various union plans, which will cap at alternate benefit levels. A 1.00% increase in the health care costs trend rate would have increased the accumulated postretirement benefit obligation as of May 31, 2003 by $1,768,000 and the net postretirement expense by $193,000. A 1.00% decrease in the health care costs trend rate would have decreased the accumulated postretirement benefit obligation as of May 31, 2003 by $1,538,000 and the net postretirement expense by $155,000.

Note H - Contingencies and Loss Reserves

      Accrued loss reserves and asbestos-related liabilities consist of the following:

MAY 31                                          2003        2002
-----------------------------------------     --------     -------
(In thousands)
Accrued product liability reserves            $ 51,840     $35,960
Accrued warranty reserves                        6,328       5,412
Accrued environmental reserves                   4,695       6,455
Accrued other                                    1,367         710
                                              --------     -------
Accrued loss reserves - current                 64,230      48,537
Asbestos-related liabilities - current          41,583       3,377
                                              --------     -------
TOTAL RESERVES - CURRENT                      $105,813     $51,914
                                              ========     =======
Accrued warranty reserves - noncurrent        $  7,781     $ 9,655
Asbestos-related liabilities - noncurrent      103,000
                                              --------     -------
TOTAL RESERVES - NONCURRENT                   $110,781     $ 9,655
                                              ========     =======

The Company, through its wholly owned insurance subsidiaries, provides certain insurance coverage, primarily product liability, to the Company's other subsidiaries. Excess coverage is provided by outside carriers. The reserves reflected above provide for these potential losses as well as other uninsured claims. Provision for estimated warranty costs is recorded at the time of sale and periodically adjusted to reflect actual experience.

                                         RPM International Inc. and Subsidiaries


      Certain of our wholly owned subsidiaries, principally Bondex International, Inc. (Bondex), along with many other U.S. companies, are and have been involved in a large number of asbestos-related suits filed primarily in state courts during the past two decades. These suits principally allege personal injury resulting from exposure to asbestos-containing products. The alleged claims relate primarily to products that Bondex sold through 1977. In many cases, plaintiffs are unable to demonstrate that they have suffered any compensable loss as a result of such exposure, or that injuries incurred resulted from exposure to Bondex products.

      The rate at which plaintiffs filed asbestos-related suits against Bondex increased in the fourth quarter of 2002 and the first two quarters of 2003, influenced by the bankruptcy filings of numerous other defendants in asbestos-related litigation. Based on the significant increase in asbestos claims activity and inequitable joint and several liability determinations against Bondex, as previously reported, our third-party insurance will be depleted within the first quarter of 2004. Our third-party insurers historically have been responsible, under various cost-sharing arrangements, for the payment of approximately 90% of the indemnity and defense costs associated with our asbestos litigation. Prior to this sudden precipitous increase in loss rates, the combination of book loss reserves and insurance coverage was expected to adequately fund asbestos loss payments for the foreseeable future. We have reserved our rights with respect to various of our third-party insurers' claims of exhaustion, and in late calendar 2002 commenced reviewing our known insurance policies to determine whether or not other insurance limits may be available to cover our asbestos liabilities. As a result of this examination, in which we were assisted by an archeological insurance investigation firm, on July 3, 2003, the Company filed a complaint in Federal Court against several insurance carriers for declaratory judgment, breach of contract and bad faith. We are unable at the present time to predict whether, or to what extent, any additional insurance may cover our asbestos liabilities. Our wholly owned captive insurance companies have not provided any insurance or re-insurance coverage of any asbestos-related claims.

      During the last seven months of 2003, new state liability laws were enacted in three states where more than 80% of the claims against Bondex are pending. Effective dates for the last two of the law changes were April 8, 2003 and July 1, 2003. The changes generally provide for liability to be determined on a "proportional cause" basis, thereby limiting Bondex's responsibility to only its share of the alleged asbestos exposure. The ultimate impacts of these new laws are difficult to predict given the limited time following enactment, because the full influence of these law changes on legal settlement values is not expected to be significantly visible until the latter part of fiscal 2004.

      At the end of 2002 and through the third quarter of 2003, Bondex had concluded it was not possible to estimate its cost of disposing of asbestos-related claims that might be filed against Bondex in the future due to a number of reasons, including its lack of sufficient comparable loss history from which to assess either the number or value of future asbestos-related claims. During the fourth quarter of 2003, Bondex retained a nationally recognized consulting firm with broad experience in estimating resolution costs associated with mass tort litigation, including asbestos, to assist it in analyzing its loss history data, to evaluate whether it would be possible to estimate the cost of disposing pending claims in light of both past and recent loss history, and to assist in determining whether future asbestos-related claims reasonably expected to be filed against Bondex were measurable, given recent changes of law.

Bondex provided the consultants with all relevant data regarding asbestos-related claims filed against Bondex through May 31, 2003. The consultants concluded that it was not possible to currently estimate the full range of the cost of resolving future asbestos-related claims against Bondex because of various uncertainties associated with those potential future claims. These uncertainties, which hindered the consultant's and Bondex's ability to project

                                         RPM International Inc. and Subsidiaries


future claim volumes and resolution costs, included the following:

- The bankruptcies in the years 2000 through 2002 of other companies facing large asbestos liability were a likely contributing cause of a sharp increase in filings against many defendants, including Bondex.

- The recent state law changes in states wherein the vast majority of our claims are pending and have been historically filed are expected to materially affect future losses and future claim filing activity and resolution costs.

- The currently proposed federal legislative initiative aimed at establishment of a federal asbestos trust fund has influenced and changed the demand behavior of plaintiffs from that of historic levels, creating further uncertainty in the estimation process.

      At this time, the Company cannot estimate the liability that will result from all future claims. The Company has established a reserve for those pending cases that have progressed to a stage where the cost to dispose of these cases can reasonably be estimated. The estimation of even pending cases is difficult due to the dynamic nature of asbestos litigation. The reserve was established by taking an asbestos charge to 2003 operations of $140,000,000 for measurable known claims and a provision for the future claims that can presently be estimated. The Company believes this asbestos reserve will be sufficient to cover asbestos-related cash flow requirements for approximately three years. Additionally, Bondex's share of costs (net of then-available third-party insurance) for asbestos-related product liability were $6,700,000, $2,800,000 and $2,300,000 for the years ended May 31, 2003, 2002 and 2001, respectively. The Company developed the estimates for the $140,000,000 asbestos charge in consultation with its outside consulting firm and defense counsel, taking into account both historical and current settlement values. The Company recognizes that future facts, events and legislation, both state and/or federal, may alter its estimates of both its pending and future claims. The Company cannot estimate possible liabilities in excess of those accrued because it cannot predict the number of additional claims that may be filed in the future, the grounds for such claims, the damages that may be demanded, the probable outcome, or the impact of recent state and pending federal legislation on prospective asbestos claims.

      The Company, in conjunction with outside advisors, will continue to study its asbestos-related exposure and regularly evaluate the adequacy of this reserve and the related cash flow implications in light of actual claims experience, the impact of state law changes and the evolving nature of federal legislative efforts to address asbestos litigation.

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

      Due to the uncertainty inherent in the loss reserve estimation process, the Company is unable to estimate an additional range of loss in excess of its accruals. It is at least reasonably possible that actual costs will differ from estimates, but, based upon information presently available, such future costs are not expected to have a material adverse effect on the Company's competitive or financial position or its ongoing results of operations. However, such costs could be material to results of operations in a future period.

                                         RPM International Inc. and Subsidiaries


Note I - Quarterly Information (Unaudited)

      The following is a summary of the quarterly results of operations for the years ended May 31, 2003 and 2002:

                                                                FOR QUARTER ENDED
                                                 ------------------------------------------------
(In thousands, except per share amounts)         AUGUST 31  NOVEMBER 30   FEBRUARY 28    MAY 31
----------------------------------------         ---------  -----------   -----------   ---------
2003

 Net Sales                                       $542,413     $517,968     $433,562     $ 589,546
                                                 --------     --------     --------     ---------
 Gross Profit                                    $259,204     $234,148     $186,952     $ 274,248
                                                 --------     --------     --------     ---------
 Net Income (Loss)                               $ 44,173     $ 29,640     $  4,883     $ (43,369)
                                                 --------     --------     --------     ---------
 BASIC AND DILUTED EARNINGS (LOSS) PER SHARE     $   0.38     $   0.26     $   0.04     $   (0.38)
                                                 ========     ========     ========     =========
 DIVIDENDS PER SHARE                             $  0.125     $  0.130     $  0.130     $   0.130
                                                 ========     ========     ========     =========

                                                                FOR QUARTER ENDED
                                                 ------------------------------------------------
(In thousands, except per share amounts)         AUGUST 31  NOVEMBER 30   FEBRUARY 28    MAY 31
----------------------------------------         ---------  -----------   -----------   ---------
 2002

 Net Sales                                       $533,275     $487,880     $407,538     $ 557,433
                                                 --------     --------     --------     ---------
 Gross Profit                                    $250,674     $221,968     $178,636     $ 260,938
                                                 --------     --------     --------     ---------
 Net Income                                      $ 36,569     $ 24,490     $  3,274     $  37,221
                                                 --------     --------     --------     ---------
 BASIC EARNINGS PER SHARE                        $   0.36     $   0.24     $   0.03     $    0.34
                                                 --------     --------     --------     ---------
 DILUTED EARNINGS PER SHARE                      $   0.36     $   0.24     $   0.03     $    0.33
                                                 ========     ========     ========     =========
 DIVIDENDS PER SHARE                             $  0.125     $  0.125     $  0.125     $   0.125
                                                 ========     ========     ========     =========

      Quarterly earnings per share may not total to the yearly earnings per share due to the weighted average number of shares outstanding in each quarter.

                                         RPM International Inc. and Subsidiaries


INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders

RPM INTERNATIONAL INC. AND SUBSIDIARIES
MEDINA, OHIO

      We have audited the accompanying consolidated balance sheets of RPM International Inc. and Subsidiaries as of May 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended May 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RPM International Inc. and Subsidiaries at May 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended May 31, 2003, in conformity with accounting principles generally accepted in the United States.

/s/ Ciulla, Smith, & Dale, LLP

Cleveland, Ohio
July 7, 2003


QUARTERLY STOCK PRICE AND DIVIDEND INFORMATION

      RPM International Inc. common shares are traded on the New York Stock Exchange under the symbol RPM. The high and low sale prices for the common shares, and the cash dividends paid on the common shares, for each quarter of the two most recent fiscal years are set forth in the table below.

RANGE OF MARKET PRICES
Fiscal 2003              High               Low         Dividends paid per share
----------------------  ------             ------       ------------------------
First Quarter           $16.59             $11.58               $0.125
Second Quarter          $16.01             $12.90                0.130
Third Quarter           $15.90             $ 9.29                0.130
Fourth Quarter          $12.50             $ 9.10                0.130

Fiscal 2002              High               Low         Dividends paid per share
----------------------  ------             ------       ------------------------
First Quarter           $11.15             $ 8.02               $0.125
Second Quarter          $15.05             $ 7.91                0.125
Third Quarter           $17.08             $12.90                0.125
Fourth Quarter          $17.87             $14.15                0.125

Source: The Wall Street Journal

The number of holders of record of RPM International Inc. Common Stock as of July 14, 2003 was 38,877.