Form 10-K, Exhibit 13
period 2004-05-31
RPM INTERNATIONAL INC/DE/
filed 2004-08-16
CIK 110621

                                                                    EXHIBIT 13.1

MANAGEMENT'S DISCUSSION
AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

SEGMENT INFORMATION

      We operate a portfolio of businesses that manufacture and sell a variety of specialty paints, protective coatings and roofing systems, sealants and adhesives. We manage our portfolio by organizing our businesses into two operating segments - industrial and consumer - based on the nature of business activities; products and services; the structure of management; and the structure of information as presented to our Board of Directors. Within each segment, individual operating companies or groups of companies generally address common markets, utilize similar technologies, and can share manufacturing or distribution capabilities. We evaluate the profit performance of our segments based on income before income taxes, but also look to earnings before interest and taxes ("EBIT") as a performance evaluation measure because interest expense is essentially related to corporate acquisitions, as opposed to segment operations.

      Industrial segment products are sold throughout North America and account for most of our sales in Europe, South America, Asia, South Africa, Australia and the Middle East. The industrial product line is sold primarily to distributors, contractors and to end users, such as industrial manufacturing facilities, educational and governmental institutions, and commercial establishments. Industrial segment products reach their markets through a combination of direct sales, sales representative organizations, distributor sales, and sales of licensees and joint ventures.

      Consumer segment products are sold throughout North America to mass merchandisers, home centers, hardware stores, paint stores, automotive supply stores and craft shops. Consumer segment products are sold to retailers through a combination of direct sales, sales representative organizations and distributor sales.

      In addition to the two operating segments, there are certain business activities, referred to as corporate/other, that do not constitute an operating segment, including corporate headquarters and related administrative expenses, results of our captive insurance companies, gains or losses on the sales of certain assets, and other expenses not directly associated with either operating segment. Related assets consist primarily of investments, prepaid expenses, deferred pension assets, and headquarters' property and equipment. These corporate and other assets and expenses reconcile operating segment data to total consolidated net sales, income before income taxes, identifiable assets, capital expenditures, and depreciation and amortization.

      The following table reflects the results of our operating segments consistent with our management philosophy, and represents the information we utilize, in conjunction with various strategic, operational and other financial performance criteria, in evaluating the performance of our portfolio of businesses. For further information pertaining to our segments, refer to Note I, "Segment Information," to our Consolidated Financial Statements.

                     RPM International Inc. and Subsidiaries

'
SEGMENT INFORMATION
(In thousands)

Year Ended May 31                                                              2004           2003             2002
-----------------------------------------------------------------------------------------------------------------------
NET SALES
   Industrial                                                              $ 1,272,781    $ 1,117,877      $ 1,053,632
   Consumer                                                                  1,068,791        965,612          932,494
   Corporate/Other
-----------------------------------------------------------------------------------------------------------------------
         CONSOLIDATED                                                      $ 2,341,572    $ 2,083,489      $ 1,986,126
=======================================================================================================================
INCOME BEFORE INCOME TAXES(a)
   Industrial
      Income Before Income Taxes(a)                                        $   140,706    $   122,568      $   106,703
      Interest (Expense), Net                                                      192            253             (330)
-----------------------------------------------------------------------------------------------------------------------
      EBIT(b)                                                              $   140,514    $   122,315      $   107,033
=======================================================================================================================
   Consumer
      Income Before Income Taxes(a)                                        $   142,852    $   131,100      $   117,717
      Interest (Expense), Net                                                      104           (284)            (513)
-----------------------------------------------------------------------------------------------------------------------
      EBIT(b)                                                              $   142,748    $   131,384      $   118,230
=======================================================================================================================
   Corporate/Other
      Income Before Income Taxes(a)                                        $   (65,942)   $  (205,815)(c)  $   (70,296)
      Interest (Expense), Net                                                  (29,241)       (26,681)         (39,621)
-----------------------------------------------------------------------------------------------------------------------
      EBIT(b)                                                              $   (36,701)   $  (179,134)     $   (30,675)
=======================================================================================================================
   CONSOLIDATED
      Income Before Income Taxes(a)                                        $   217,616    $    47,853      $   154,124
      Interest (Expense), Net                                                  (28,945)       (26,712)         (40,464)
-----------------------------------------------------------------------------------------------------------------------
      EBIT(b)                                                              $   246,561    $    74,565      $   194,588
=======================================================================================================================

(a) The presentation includes a reconciliation of Income Before Income Taxes, a measure defined by Generally Accepted Accounting Principles ("GAAP") in the United States, to EBIT.

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

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

      Our Consolidated Financial Statements include the accounts of RPM International Inc. and its majority-owned subsidiaries. Preparation of our financial statements requires the use of estimates and assumptions that affect the reported amounts of our assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We continually evaluate these estimates, including those related to allowances for doubtful accounts; inventories; allowances for recoverable taxes; useful lives of property, plant and equipment; goodwill; environmental and other contingent liabilities; income tax valuation allowances; pension plans; and the fair value of financial instruments. We base our estimates on historical experience and other assumptions, which we believe to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying value of our assets and liabilities. Actual results may differ from these estimates under different assumptions and conditions.

      We have identified below the accounting policies that are critical to our financial statements.

                     RPM International Inc. and Subsidiaries

REVENUE RECOGNITION

      Revenues are recognized when realized or realizable, and when earned. In general, this is when title and risk of loss pass to the customer. Further, revenues are realizable when we have persuasive evidence of a sales arrangement, the product has been shipped or the services have been provided to the customer, the sales price is fixed or determinable, and collectibility is reasonably assured. We reduce our revenues for estimated customer returns and allowances, certain rebates, sales incentives and promotions in the same period the related sales are recorded.

TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS AND FOREIGN CURRENCY TRANSACTIONS

      Our reporting currency is the U.S. dollar. However, the functional currency of all of our foreign subsidiaries is their local currency. We translate the amounts included in our consolidated statements of income from our foreign subsidiaries into U.S. dollars at weighted average exchange rates, which we believe are fairly representative of the actual exchange rates on the dates of the transactions. Our foreign subsidiaries' assets and liabilities are translated into U.S. dollars from local currency at the actual exchange rates as of the end of each reporting date, and we record the resulting foreign exchange translation adjustments in our consolidated balance sheets as a component of accumulated other comprehensive income (loss). Translation adjustments will be included in net earnings in the event of a sale or liquidation of any of our underlying foreign investments, or in the event that we distribute the accumulated earnings of consolidated foreign subsidiaries. If we determined that the functional currency of any of our foreign subsidiaries should be the U.S. dollar, our financial statements would be affected. Should this occur, we would adjust our reporting to appropriately account for such change(s).

      As appropriate, we use permanently invested inter-company loans as a source of capital to reduce exposure to foreign currency fluctuations at our foreign subsidiaries. These loans are treated as analogous to equity for accounting purposes. Therefore, foreign exchange gains or losses on these intercompany loans are recorded in other comprehensive income (loss). If we were to determine that the functional currency of any of our subsidiaries should be the U.S. dollar, we would no longer record foreign exchange gains or losses on such intercompany loans.

GOODWILL

      We apply the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," which addresses the initial recognition and measurement of goodwill and intangible assets acquired in a business combination. We also apply the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," which requires that goodwill be tested on an annual basis, or more frequently as impairment indicators arise. We have elected to perform the required impairment tests, which involve the use of estimates related to the fair market values of the business operations with which goodwill is associated, at the end of our first quarter. Calculating the fair market value of the reporting units requires significant estimates and assumptions by management. We estimate the fair value of our reporting units by applying third-party market value indicators to the respective reporting unit's annual projected earnings before interest, taxes, depreciation and amortization. In applying this methodology, we rely on a number of factors, including future business plans, actual operating results and market data. In the event that our calculations indicate that goodwill is impaired, a fair value estimate of each tangible and intangible asset would be established. This process would require the application of discounted cash flows expected to be generated by each asset in addition to independent asset appraisals, as appropriate. Cash flow estimates are based on our historical experience and our internal business plans, and appropriate discount rates are applied. Losses, if any, resulting from goodwill impairment tests would be reflected in operating income in our income statement.

OTHER LONG-LIVED ASSETS

      We assess identifiable non-goodwill intangibles and other long-lived assets for impairment whenever events or changes in facts and circumstances indicate the possibility that the carrying value may not be recoverable. Factors considered important, which might trigger an impairment evaluation, include the following:

- significant under-performance relative to historical or projected future operating results;

-     significant changes in the manner of our use of the acquired assets;

-     significant changes in the strategy for our overall business; and

-     significant negative industry or economic trends.

                     RPM International Inc. and Subsidiaries

      Measuring a potential impairment of non-goodwill intangibles and other long-lived assets requires various estimates and assumptions, including determining which cash flows are directly related to the asset being evaluated, the useful life over which those cash flows will occur, their amount and the asset's residual value, if any. If we determine that the carrying value of these assets may not be recoverable based upon the existence of one or more of the above-described indicators, any impairment would be measured based on projected net cash flows expected from the asset(s), including eventual disposition. The determination of impairment loss would be based on the best information available, including internal discounted cash flows, quoted market prices when available and independent appraisals as appropriate to determine fair value. Cash flow estimates would be based on our historical experience and our internal business plans, with appropriate discount rates applied. We have not incurred any such impairment loss to date.

CONTINGENCIES

      We are party to claims and lawsuits arising in the normal course of business, including the various asbestos-related suits discussed in Note H to our Consolidated Financial Statements. Although we cannot precisely predict the amount of any liability that may ultimately arise with respect to any of these matters, we record provisions when we consider the liability probable and reasonably estimable. The provisions are based on historical experience and legal advice, are reviewed quarterly and are adjusted according to developments. Estimating probable losses requires analysis of multiple forecasted factors that often depend on judgments about potential actions by third parties such as regulators. Changes in the amount of the provisions affect our consolidated statements of income. Due to the inherent uncertainties in the loss reserve estimation process, we are unable to estimate an additional range of loss in excess of our accruals.

      Our environmental-related accruals are similarly established and/or adjusted as information becomes available upon which costs can be reasonably estimated. Here again, actual costs may vary from these estimates because of the inherent uncertainties involved, including the identification of new sites and the development of new information about contamination. Certain sites are still being investigated and, therefore, we have been unable to fully evaluate the ultimate cost for those sites. As a result, reserves have not been taken for certain of these sites and costs may ultimately exceed existing reserves for other sites. We have received indemnities for potential environmental issues from purchasers of certain of our properties and businesses and from sellers of properties or businesses we have acquired. We have also purchased insurance to cover potential environmental liabilities at certain sites. If the indemnifying or insuring party fails to, or becomes unable to, fulfill its obligations under those agreements or policies, we may incur environmental costs in addition to any amounts reserved, which may have a material adverse effect on our financial condition, results of operations or cash flows.

RESULTS OF OPERATIONS

FISCAL 2004 COMPARED WITH FISCAL 2003

      NET SALES Net sales on a consolidated basis for the year ended May 31, 2004 of $2.342 billion increased 12.4%, or approximately $258 million, over last year's net sales of $2.083 billion. This growth is attributed primarily to a solid increase in organic sales of 6.7%, or $139 million, plus acquisitions of 11 product lines, which contributed 3.3%, or $69 million, to sales growth. Favorable foreign exchange rates provided an additional 2.4%, or $50 million, of increased sales over last year, the majority of which related to the Canadian dollar for $21 million and the euro for $23 million.

      Industrial segment net sales for 2004 amounted to 54.4% of consolidated net sales, growing 13.9%, or $155 million, to $1.273 billion from last year's $1.118 billion. This segment's net sales growth comes from organic sales growth of 5.7%, or $63 million; another 3.1%, or $35 million, from net favorable foreign exchange differences; and seven product line acquisitions, which added the remaining $57 million, or 5.1%, to industrial sales over last year. The demand for most of our industrial product lines has increased as the economy in general, and the industrial sector in particular, have improved. We continue to secure new business and grow market share in many of our industrial segment operations.

      Consumer segment net sales amounted to 45.6% of consolidated net sales, growing 10.7%, or $103 million, to $1.069 billion from last year's $966 million. Growth in organic sales amounted to 7.8%, or $75 million, while another 1.6%, or $15 million, of sales growth came from favorable foreign exchange differences. This solid organic growth is the result of fairly steady retail demand by the consumer throughout the year, coupled with continuous product development among our businesses. Also contributing to growth in this segment year over year was the addition of four product line acquisitions, which added the remaining 1.3%, or $13 million, of sales growth.

                     RPM International Inc. and Subsidiaries

      GROSS PROFIT MARGIN Consolidated gross profit margin of 45.5% of sales for 2004 compares with 45.6% for 2003. This slight decline in margin was caused by higher raw material and packaging costs, which negatively impacted 2004 gross margin by 0.8% of sales, or 80 basis points ("bps"). Adding approximately 70 bps to the gross margin was the combination of certain procurement benefits from the weaker dollar, mainly against the Canadian dollar, and productivity gains. We also realized certain supplier rebates and generally higher margins from our acquisitions over the past 24 months, which offset our lower-margin roofing services sales.

      The industrial segment gross profit margin held steady at 45.7% of sales in both years, despite higher raw material and packaging costs, which negatively impacted 2004 gross margin by 30 bps. The procurement benefits from the weaker dollar, generally higher margins from acquisitions and productivity gains, which added some 80 bps, more than offset the impact of lower-margin roofing services sales.

      The consumer segment gross profit margin declined slightly, to 45.2% of net sales in 2004 from 45.4% last year. Higher raw material and packaging costs negatively influenced 2004 gross margins by 140 bps. Cost benefits from productivity gains, supplier rebates and the procurement benefits from the weaker dollar combined to nearly offset the raw material and packaging cost issues.

      SELLING, GENERAL AND ADMINISTRATIVE ("SG&A") EXPENSES Consolidated SG&A expense levels for 2004 improved to 35.0% of net sales from 35.3% a year ago. Primary additions to the SG&A percentage year over year were marketing and related investments to support continued growth, including this year's establishment of our European development office; higher pension costs (refer to Note F); and higher insurance, legal and other costs related to corporate governance. The primary reductions to the SG&A percentage were the benefits of lower cost-structure acquisitions during the past 24 months and our fast-growing roofing services sales, along with the leverage from the growth in organic sales against fixed costs. These combined reductions reduced the 2004 SG&A percentage from 2003 by approximately 140 bps.

      Industrial segment SG&A expense at 34.7% of net sales during 2004 compares with 34.8% in 2003. This reduction in percent of sales reflects the growth in roofing services sales that require much lower SG&A support. Excluding those sales, SG&A expenses would have been 36.9% and 36.3% of net sales in 2004 and 2003, respectively. Primary additions to the SG&A percentage year over year were higher legal costs principally associated with Dryvit EIFS (refer to Note H), marketing and related investments to support continued growth and higher pension cost, which combined to add 120 bps to cost levels. Half of these increases were covered by leverage from the growth in organic sales against fixed costs in this category.

      Consumer segment SG&A expense at 31.9% of net sales during 2004 compares with 31.8% in 2003. Primary additions to the SG&A percentage year over year were marketing and related investments to support continued growth and higher pension and legal costs totaling just over 100 bps. These increases were essentially neutralized by volume leverage from organic sales against the fixed cost portion of SG&A.

      Corporate/other costs decreased in 2004 to $36.7 million from $39.1 million last year. Product liability costs of $5.7 million were accrued for in 2003, associated with our asbestos exposure, versus none this year, as a result of the asbestos charge taken in 2003, estimated to cover approximately three years' worth of related costs at that time (refer to Note H). Offsetting this expense reduction were higher insurance and other costs totaling $3.9 million, related primarily to corporate governance issues affecting essentially all U.S. publicly held companies and including Sarbanes-Oxley compliance.

      We recorded total net periodic pension cost of $15.9 million and $9.9 million for the years ended May 31, 2004 and 2003, respectively. Additionally, net periodic postretirement health care benefits for 2004 and 2003 amounted to $1.2 million and $1.1 million, respectively. The $6.0 million increase in net periodic pension cost was largely attributable to increased net actuarial losses recognized, which negatively impacted year-over-year expense by approximately $2.5 million. The remaining difference relates primarily to increased pension service and interest cost of $1.5 million and $1.9 million, respectively. A change of 0.25% in the discount rate or expected return on plan assets assumption would result in $0.9 million and $0.4 million higher pension expense, respectively. The assumptions and estimates used to determine the discount rate and expected return on plan assets are more fully described in Note F, "Pension Plans," and Note G, "Postretirement Health Care Benefits," to our Consolidated Financial Statements. We expect that pension expense will fluctuate on a year-to-year basis depending upon the performance of plan assets, but such changes are not expected to be material as a percent of income before income taxes.

                     RPM International Inc. and Subsidiaries

      ASBESTOS CHARGE As previously disclosed, certain of our wholly owned subsidiaries, principally Bondex, along with many other U.S. companies, are and have been involved in asbestos-related suits filed primarily in state courts during the past two decades. These suits principally allege personal injury resulting from exposure to asbestos-containing products. The rate at which plaintiffs filed asbestos-related suits against Bondex increased in the fourth quarter of 2002 and the first two quarters of 2003, influenced by the bankruptcy filings of numerous other defendants in asbestos-related litigation. Based on the significant increase in asbestos claims activity which, in many cases, disproportionately increased Bondex's exposure in joint and several liability law states, our third-party insurance was depleted during the first fiscal quarter of 2004, as previously reported. Prior to this sudden precipitous increase in loss rates, the combination of book loss reserves and insurance coverage was expected to cover our asbestos liabilities for the foreseeable future. We are contesting various of our third-party insurers' claims of exhaustion. We are unable at the present time to predict the timing or ultimate outcome of this litigation. Consequently, we are unable to predict whether, or to what extent, any additional insurance may be available to cover a portion of our asbestos liabilities. We have not included any potential benefits from this litigation either in our financial statements or in calculating the $140.0 million reserve, which was established in the fourth quarter of fiscal 2003. Our wholly owned captive insurance companies have not provided any insurance or re-insurance coverage of any asbestos-related claims.

      During the last seven months of 2003, new state liability laws were enacted in three states (Ohio, Mississippi and Texas) where more than 80% of the claims against Bondex were pending. The changes generally provide for liability to be determined on a "proportional cause" basis, thereby limiting Bondex's responsibility to only its share of the alleged asbestos exposure. At the end of fiscal 2003, the ultimate impacts of these initial state law changes were difficult to predict given the limited time following enactment. The full influence of these initial state law changes on legal settlement values was not expected to be significantly visible until the latter part of fiscal 2004. Claims in the three subject states at year-end 2004 represent approximately 70% of aggregate claims. During the third and fourth quarters of 2004, two of the three previously mentioned states that adopted "proportional cause" liability in 2003 passed additional legislation impacting asbestos liability lawsuits. Among the recent changes are enhanced medical criteria and product identification to be presented by plaintiffs in litigation. While there have been some changes in the type of claims filed in certain of these states, the ultimate influence these law changes may have on future claims activity and settlement values remains uncertain.

      During the fourth quarter of 2003, Bondex retained a nationally recognized consulting firm to evaluate whether it would be possible to estimate the cost of disposing of pending claims and to assist in determining whether the costs to us of future asbestos-related claims were measurable. Bondex provided the consultants with all relevant data regarding asbestos-related claims filed against Bondex through May 31, 2003. Management, with the consultants' input, concluded that it was not possible to currently estimate the full range of the cost of resolving future asbestos-related claims against Bondex because of various uncertainties associated with those potential future claims.

      At May 31, 2003, we could not estimate the liability that could result from all future claims. We established a reserve for those pending cases that had progressed to a stage where the cost to dispose of these cases could reasonably be estimated. The estimated range of potential loss covering measurable known asbestos claims and a provision for future claims that were estimable at May 31, 2003 was $140.0 million to $145.0 million. Accordingly, we established a reserve equal to the lower end of this range of potential loss by taking an asbestos charge to our fiscal 2003 operations of $140.0 million. We believed then, and continue to believe, that this reserve will be sufficient to cover our asbestos-related cash flow requirements over the estimated three-year life of the reserve. The $140.0 million charge also includes $15.0 million in total projected defense costs over the estimated three-year life of the reserve. Additionally, Bondex's share of costs (net of then-available third-party insurance) for asbestos-related product liability claims was $6.7 million and $2.8 million for the years ended May 31, 2003 and 2002, respectively. In fiscal 2004, Bondex's asbestos-related cash payments, net of insurance contributions, amounted to $54.0 million and were charged against the balance sheet reserve established in 2003. Had this amount been instead recorded as a charge to operations in the current year, diluted earnings per share would have been $0.93 per share, or $0.29 per share less than our reported earnings per share of $1.22.

                     RPM International Inc. and Subsidiaries

      Future facts, events and legislation, both state and/or federal, may alter our estimates of both pending and future claims. We cannot estimate possible liabilities in excess of those accrued because we cannot predict the number of additional claims that may be filed in the future, the grounds for such claims, the damages that may be demanded, the probable outcome, or the impact of recent state law changes and pending federal legislation on prospective asbestos claims. Subject to the foregoing variables, including the timing and impact of such variables, our asbestos reserve should be sufficient to cover asbestos-related cash flow requirements through fiscal 2006. It is, however, reasonably possible that our actual costs for claims could differ from current estimates, but, based upon information presently available, such future costs are not expected to have a material effect on our competitive or financial position or our ongoing operations. However, our existing reserve will not likely be adequate to cover the costs of future claims beyond the three-year period contemplated by the reserve. Accordingly, it is probable that an additional charge will be required in some future period as those unforeseeable claims (as of the time the reserve was established) become measurable. Any such future charge, when taken, could therefore have a material impact on our results in such period.

      In conjunction with outside advisors, we will continue to study our asbestos-related exposure, and regularly evaluate the adequacy of the reserve we have established and the related cash flow implications in light of actual claims experience, the impact of state law changes and the evolving nature of federal legislative efforts to address asbestos litigation. We will continue to explore all feasible alternatives available to resolve our asbestos-related exposure in a manner consistent with the best interests of our Stockholders (also refer to Note H).

      NET INTEREST EXPENSE Net interest expense increased by $2.2 million in 2004. Our floating to fixed-rate debt refinancings (Refer to "Liquidity and Capital Resources" section) during the past 24 months effectively raised our interest rates year over year, averaging 4.2% compared with 3.8% during 2003, costing an additional $2.8 million in interest expense this year. Interest costs associated with recent acquisitions added $1.6 million of interest expense this year. Net interest expense was reduced by greater investment income, of approximately $0.9 million during 2004, while debt repayments, averaging approximately $34 million during the year, saved $1.3 million in interest cost.

      Since our issuances of 2.75% Senior Convertible Notes in May 2003 and 6.25% Senior Notes in December 2003 (refer to "Liquidity and Capital Resources" section), the variable rate portion of our total debt structure is down to approximately 20-25%.

      INCOME BEFORE INCOME TAXES ("IBT") Consolidated IBT in 2004 of $217.6 million compares with $47.9 million during fiscal 2003, with $140.0 million of this difference representing the asbestos liability charge taken in 2003. Excluding the charge, 2004 IBT would have been ahead of 2003 pro forma IBT of $187.9 million by $29.7 million, or 15.8%.

      Industrial segment IBT grew $18.1 million, or 14.8%, on 13.9% sales growth, to 11.1% of net sales compared with 11.0% of sales during fiscal 2003. Consumer segment IBT grew $11.8 million, or 9.0%, on 10.7% sales growth to 13.4% of net sales compared with 13.6% of net sales during fiscal 2003. This combined operating IBT improvement totaling $29.9 million, an 11.8% increase on 12.4% sales growth, is generally the result of the growth in sales volume, including accretive acquisitions over the past 24 months, in addition to productivity gains, offset by the 80 basis points impact of higher raw material and packaging costs during 2004.

      For a reconciliation of IBT to earnings before interest and taxes, see the Segment Information table located on page 17 of this Annual Report.

      INCOME TAX RATE The effective income tax rate this year of 34.8% compares with 26.2% a year ago. Excluding the impact of the asbestos-related charge, the 2003 pro forma tax rate would have approximated 34.6%, and the increase in the 2004 rate is the result of slight changes in our geographic mix of earnings.

      NET INCOME Net income of $141.9 million for 2004 increased $106.6 million over last year's $35.3 million, and 2004 diluted earnings per common share of $1.22 increased $0.92 per share compared with last year's $0.30 per share. Excluding the 2003 asbestos charge for comparability, 2004 net income grew $19.1 million, or 15.5%, from last year's pro forma $122.8 million, and diluted earnings per common share increased by $0.16 per share, or 15.1%, to $1.22 from pro forma $1.06 a year ago. Margin on sales of 6.1% in 2004 improved from pro forma 5.9% in 2003.

                     RPM International Inc. and Subsidiaries

FISCAL 2003 COMPARED WITH FISCAL 2002

      NET SALES 2003 net sales grew $97.4 million, or 5%, over 2002. This growth is attributed to the increase in organic demand, which contributed 3%, or $59.2 million, plus the addition of eight smaller acquisitions, which contributed 1%, or approximately $19 million, and principally-favorable foreign exchange rate changes, which contributed the remaining 1%, or approximately $19 million, to sales growth.

      Industrial segment sales amounted to 54% of the total, and were ahead year over year by 6%, 5% of which was organic growth and included favorable foreign exchange differences. Five smaller acquisitions accounted for the balance of the sales growth. The organic sales growth resulted primarily from the increased demand for lower-margin maintenance and installation products and services associated primarily with roofing and flooring throughout the year. Aside from growth in these services, commercial construction was down and the industrial manufacturing sectors of the economy generally remained weak throughout the year, continuing the postponement by a number of customers of higher-cost maintenance and replacement projects that call for many industrial products. It remains our belief that this business has not been lost to any competitor, but became pent-up demand for those products and services. Furthermore, the fact that our industrial segment was able to grow organically under a still-weak economic environment strongly suggests, and it is our firm belief, that we expanded our market share during 2003.

      Consumer segment sales amounted to 46% of the total and were ahead 4% year over year, 3% from organic growth, and included favorable foreign exchange differences, primarily in the euro versus the U.S. dollar. Three smaller acquisitions provided the balance of the sales increase. Consumer demand was solid during the first half of 2003 but slowed considerably during the second half of 2003 from a combination of weather factors and inventory reduction efforts at several key accounts, which caused changes in order pattern quantities and frequency. The consumer retail takeaway, otherwise, remained fairly steady and somewhat healthy throughout 2003.

      GROSS PROFIT MARGIN The 2003 gross profit margin of 45.6% compares with 45.6% during 2002, or flat year over year. Gross profit increased year over year by $42.9 million. Positive contributors to this growth included an increase of approximately $31.0 million from the growth in organic sales volume, and an additional approximately $10.4 million (50 bps) increased contribution from lower raw material costs and other cost reductions. Acquisitions and favorable foreign exchange differences accounted for approximately $16.0 million in additional positive variance in gross profit. Offsetting these positive factors was an increase in certain lower-margin sales, which had approximately $15.0 million (50 bps) negative impact on total gross profit. The industrial segment gross margins declined year over year to 45.8% from 46.3%. The benefits from improved sales levels and a number of lower raw material costs in this segment were more than offset by a change in sales mix created by the strong sales of lower-margin services during 2003, related primarily to roofing and flooring. The consumer segment gross margin improved year over year to 45.4% from 44.8%. This improvement is the result of positive leverage from the higher sales volume, slightly favorable raw material costs and continued conversion cost-saving initiatives.

      Manufacturing efficiencies from expanded Class "A" manufacturing initiatives are being realized in both operating segments, and these efforts continue. Raw material cost pressures were building during the second half of 2003.

      SELLING, GENERAL AND ADMINISTRATIVE ("SG&A") EXPENSES Consolidated SG&A expenses improved to 35.3% of net sales in 2003 from 35.8% during 2002, attributable largely to significant growth in lower-margin services sales in the industrial segment that require relatively much lower SG&A support cost, along with ongoing cost reduction and containment efforts throughout both operating segments.

      The industrial segment SG&A was 34.8% of net sales in 2003 compared with 36.2% during 2002. The growth in sales volume, particularly service sales, contributed about half of this improvement. Cost reduction initiatives and cost containment efforts in both periods made up the difference.

      The consumer segment SG&A improved to 31.8% of net sales from 32.1% during 2002. This net improvement is a result of the higher sales volume leverage and continuous cost reduction and containment efforts, partly offset by certain increased selling and promotional spending among our primary consumer product lines.

      Corporate/other costs amounted to $39.1 million in 2003 compared with $30.7 million during 2002. This change reflects increased product liability costs of $5.1 million and a change in export sales tax legislation that went into effect in 2003. While this latter change caused $4.0 million of the increase in corporate/other costs during 2003, consolidated SG&A was not affected by this tax law change because this increase in corporate/other expense was offset by

                     RPM International Inc. and Subsidiaries
corresponding reductions of expense in the industrial and consumer operating segments in the amounts of $2.4 million and $1.6 million, respectively.

      We recorded total net periodic pension cost of $9.9 million and $6.9 million for the years ended May 31, 2003 and 2002, respectively. This increased pension expense of $3.0 million was largely attributable to a net reduction in the expected return on plan assets combined with increased net actuarial losses recognized, which negatively impacted year-over-year expense by approximately $2.4 million. The remaining difference relates primarily to increased pension service cost. We expect that pension expense will fluctuate on a year-to-year basis depending upon the performance of plan assets, but such changes are not expected to be material as a percent of income before income taxes.

      ASBESTOS CHARGE As described above and in Note H to the Consolidated Financial Statements, certain of our wholly owned subsidiaries, principally Bondex, along with many other U.S. companies, are and have been involved in asbestos-related suits filed primarily in state courts during the past two decades. During the fiscal year ended May 31, 2003, we recorded an asbestos charge of $140.0 million for measurable known claims, and a provision for future claims that were estimable as of May 31, 2003. We believed then and continue to believe that the asbestos reserve would be sufficient to cover asbestos-related cash flow requirements over the estimated three-year life of the reserve. The $140.0 million charge also includes $15.0 million in total projected defense costs over the estimated three-year life of the reserve. Additionally, Bondex's share of costs (net of then-available third-party insurance) for asbestos-related product liability claims was $6.7 million, $2.8 million and $2.3 million for the years ended May 31, 2003, 2002 and 2001, respectively.

      NET INTEREST EXPENSE Net interest expense declined $13.8 million during 2003 as a result of much lower average debt levels and lower interest rates. Interest rates on the variable portion of outstanding borrowings, averaging approximately 70% of total debt, averaged a much lower 3.8% compared with 4.5% during 2002, amounting to savings of $4.8 million in 2003. Total debt levels averaged $202.0 million lower throughout 2003, accounting for $10.0 million of interest cost saved year over year. After our issuance of 2.75% Senior Convertible Notes in May 2003, the variable rate portion of our total debt structure was down to 51%. During fiscal 2002, there were marketable securities gains of approximately $1.0 million that were not realized again during 2003.

      INCOME BEFORE INCOME TAXES ("IBT") Consolidated IBT in 2003 of $47.9 million compares with $154.1 million during 2002, with $140.0 million of this difference representing the asbestos liability charge. Excluding the charge, 2003 pro forma IBT would have been $187.9 million, or ahead $33.8 million, or 22%, over 2002. That represents a margin improvement on the 5.0% sales increase, to 9.0% of net sales from pro forma 7.8% during 2002, the result of the higher sales volume coupled with cost reductions and containments.

      Industrial segment IBT grew $15.9 million, or 15%, on 6% sales growth, to 11% of net sales compared with 10% of net sales during 2002. Consumer segment IBT grew $13.4 million, or 11%, on 4% sales growth to 14% of net sales compared with 13% of net sales during 2002. These operating IBT improvements totaling $29.3 million generally are the result of the growth in sales volume, certain lower raw material costs year over year, and ongoing cost reductions and containments across both operating segments.

      For a reconciliation of IBT to earnings before interest and taxes, see the Segment Information table contained on page 17 to this Annual Report.

      INCOME TAX RATE The effective income tax rate provision in 2003 of 26.2% compares with 34.1% for 2002. The lower rate in 2003 is the result of the weight of the full tax benefit (37.5%) of the $140.0 million asbestos liability charge, and will not be a recurring rate. Excluding the charge, our pro forma tax rate in 2003 would have been 34.6%, up 0.5% from 2002. As a result of earnings growth, the one-time tax rate benefit from the June 1, 2001 adoption of SFAS No. 142 becomes less and less significant, and this trend is expected to continue.

      NET INCOME 2003 net income of $35.3 million compares with $101.6 million during 2002 and reflects the $88.0 million after-tax cost of the 2003 asbestos liability charge. Excluding this charge, 2003 pro forma net income would have been $122.8 million, ahead 20.9%, or $21.2 million, from 2002. The return on sales would have been pro forma 5.9% compared with 5.1% for 2002. During March 2002, we sold 11.5 million common shares through a follow-on public equity offering, and this transaction had a dilutive effect of $0.01 per share on 2003 reported diluted earnings per share. Excluding the impact of the asbestos charge on earnings, the 11.5 million shares sold in March 2002 would have had a $0.07 per share dilutive effect on 2003 pro forma diluted earnings per share of $1.06.

                     RPM International Inc. and Subsidiaries

LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES

      Operating activities generated positive cash flow of $153.0 million during fiscal 2004 compared with $160.6 million generated during the same period a year ago, or a net decrease of $7.6 million. The decline is attributed to the after-tax asbestos-related payments during the year of $33.7 million, which exceeded the cash flow benefits from the improved operating performance. Excluding the impact of these asbestos costs, cash flow from operations was $186.7 million, up 16.3% from the prior year. During 2003, net income was affected by a $140 million ($88 million after tax) charge for asbestos-related liabilities, which had no effect on cash flow. Fiscal 2004 net income of $141.9 million represents a $19.1 million increase over the prior year's pro forma net income of $122.8 million, after adjusting out the effect of the asbestos charge. In other areas, cash flow from operations was positively impacted by additional depreciation and amortization of $4.6 million versus the prior year. Trade accounts receivable required additional cash flow of $1.0 million year over year associated with the increase in sales versus the prior year, but was offset by a favorable improvement of two days sales outstanding since May 31, 2003. Inventories required an additional $33.2 million of operating cash year over year as a result of the increased sales volume and the associated inventory necessary to support these levels, while our days outstanding in inventory also improved by one day since May 31, 2003, to offset a portion of this cash usage. An increase in accounts payable provided $21.4 million in cash year over year, largely as a result of the increased inventory levels described above. Management continues to focus on improving accounts receivable collection and managing inventory levels to lower levels through strengthened information technology systems and continuous improvements in operating techniques, such as Class "A" manufacturing.

      Prepaid expenses and other assets were a source of cash of $35.1 million year over year, mainly as a result of collecting receivables due from insurance companies that were set up during 2003. Accrued loss reserves were a use of cash of $17.4 million year over year as a result of paying out claims against loss reserves that were increased in the prior year. The increase in loss reserves during 2003 was primarily the result of recording additional product liability provisions. The majority of this increase was offset by the insurance receivable described above. All other remaining balance sheet changes related to cash flows had a net positive impact of $1.7 million, mostly due to year-over-year increases in accruals related to interest, deferred income, and compensation and benefit-related liabilities.

      Changes in long-term and short-term asbestos-related reserves, net of taxes, were approximately $37.9 million year over year. As disclosed in our "Critical Accounting Policies and Estimates" and our discussion on asbestos litigation (also refer to Note H), the significant increase in asbestos claims activity and costs relating to our Bondex subsidiary caused our related third-party insurance to be depleted during the first fiscal quarter of 2004. Accordingly, we are now funding costs previously covered by insurance with cash from operations. We anticipate that cash flows from operations and other sources will continue to be sufficient to meet all asbestos-related obligations on a short-term and long-term basis.

      Cash provided from operations remains our primary source of financing internal growth, with limited use of short-term debt.

INVESTING ACTIVITIES

      Capital expenditures, other than for ordinary repairs and replacements, are made to accommodate our continued growth through improved production and distribution efficiencies and capacity, and to enhance administration. Capital expenditures in 2004 of $51.3 million compare with depreciation expense of $47.8 million. Capital spending is expected to continue to approximate our depreciation levels for the next several years as additional capacity is brought on-line to support our continued growth. With the additional minor plant expansion, we believe there will be adequate production capacity to meet our needs for the next several years at normal growth rates.

      During 2004, there were investments totaling $37.7 million, net of cash acquired (refer to Note A [3]), for four acquisitions of product lines and one minority interest acquisition.

      Our captive insurance companies invest in marketable securities in the ordinary course of conducting their operations, and this activity will continue (refer to Note A [7]). Differences in these activities between years are attributable to the timing and performance of their investments.

FINANCING ACTIVITIES

      On June 6, 2002, we entered into a $125 million accounts receivable securitization transaction with several banks through May 24, 2005, which is subject to continuation by an annual renewal by the banks. The securitized accounts receivable are owned in their entirety by RPM Funding Corporation, a wholly owned and consolidated

                     RPM International Inc. and Subsidiaries
special-purpose entity ("SPE"), and are not available to satisfy claims of our creditors until the participating banks' obligations have been paid in full. This securitization is being accomplished by having certain subsidiaries sell various of their accounts receivable to the SPE, and by having the SPE then transfer those receivables to a conduit administered by the banks. This securitization does not constitute a form of off-balance sheet financing, and is fully reflected in our financial statements. The amounts available under this program are subject to changes in the credit ratings of our customers, customer concentration levels and certain characteristics of the underlying accounts receivable. This transaction increased our liquidity and reduced our financing costs by replacing up to $125 million of existing borrowing at lower interest rates. As of May 31, 2004, there were no outstanding balances under this program.

      On February 12, 2003, we announced the authorization of a share repurchase program, allowing the repurchase of up to 10 million shares of RPM common stock over a period of 12 months. We repurchased 100,000 RPM common shares at an average price of $11.67 per share under the program. As of May 31, 2004, this program was no longer active.

      In May 2003, we issued $297 million face value at maturity unsecured 2.75% Senior Convertible Notes ("2.75% Notes") due May 13, 2033 as a means of refinancing. We generated net proceeds of $146 million from the sale of the 2.75% Notes. The 2.75% Notes are convertible into 8,034,355 shares of our common stock at a price of $18.68 per share, subject to adjustments, during any fiscal quarter for which the closing price of our common stock is greater than $22.41 per share for a defined duration of time. The 2.75% Notes are also convertible during any period in which our credit rating is below a specified level, or if specified corporate transactions have occurred. The 2.75% Notes are redeemable by the holder for the issuance price plus accrued original issue discount in May 2008, 2013, 2018, 2023, 2028 and 2033. Interest on the 2.75% Notes is payable at a rate of 2.75% beginning November 13, 2003 until May 13, 2008, depending upon the market price of the Notes. After that date, cash interest will only accrete and will not be paid prior to maturity, subject to certain contingencies.

      Also in May 2003, we established a $200 million non-rated commercial paper ("CP") program under which borrowings are unsecured for terms of 270 days or less. This CP program currently allows for lower interest cost than that available under the Company's $500 million revolving credit facility. The $500 million credit facility is available to back up our CP program to the extent it is not drawn upon. As of May 31, 2004, there was $60.5 million outstanding under this CP program.

      In December 2003, we issued and sold $200 million of 6.25% Senior Notes due 2013 as a means of refinancing. The notes were offered to qualified institutional buyers under Rule 144A and to persons outside the United States under Regulation S. The entire net proceeds of $197 million from this offering were used to repay in full the $128 million of then-outstanding borrowings under our $500 million revolving credit facility and $69 million of the then-outstanding $72 million balance under our asset securitization program. On July 13, 2004, we completed an exchange offer pursuant to which holders exchanged the initial notes for notes registered under the Securities Act of 1933.

      Our available liquidity beyond our cash balance at May 31, 2004 stood at $605.6 million (refer to Note B). Our debt-to-capital ratio was 42% at May 31, 2004, down from 45% at May 31, 2003.

      We have entered into contracts with various third parties in the normal course of business that will require future payments. The following table summarizes our financial obligations and their expected maturities at May 31, 2004 and the effect such obligations are expected to have on our liquidity and cash flow in the periods indicated.

CONTRACTUAL OBLIGATIONS

                                                                                 Payments Due In
                                         Total Contractual  --------------------------------------------------------
(In thousands)                            Payment Stream      2005         2006-07         2008-09        After 2009
--------------------------------------------------------------------------------------------------------------------
Long-term debt obligations                   $ 719,920      $    991      $ 238,809       $ 280,100       $ 200,020
Operating lease obligations                     71,379        20,002         26,297          10,769          14,311
Other long-term liabilities*                   144,200        11,300         16,000          27,100          89,800
--------------------------------------------------------------------------------------------------------------------
TOTAL                                        $ 935,499      $ 32,293      $ 281,106       $ 317,969       $ 304,131
====================================================================================================================

*These amounts represent our estimated cash contributions to be made in the periods indicated for our pension and postretirement plans in the U.S. and Canada, assuming no actuarial gains or losses, assumption changes or plan changes occur in any period. Projections for our other non-U.S. plans are not currently determinable. See Note F, "Pension Plans," and Note G, "Postretirement Health Care Benefits," for additional information relating to our plans' investment strategies, plan assumptions and expected contributions.

                     RPM International Inc. and Subsidiaries

      The condition of the U.S. dollar fluctuated throughout the year, and was moderately weaker against other major currencies where we conducted operations at fiscal year end over the previous year end, causing favorable change in the accumulated other comprehensive loss (refer to Note A [4 & 5]) component of stockholders' equity of $9.7 million this year versus $39.9 million last year. This change was in addition to positive changes of $1.1 million and $2.5 million related to adjustments required for minimum pension liabilities and unrealized gain (loss) on securities, respectively.

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

INTEREST RATE RISK

      Our primary interest rate risk exposure results from our floating rate debt, including various revolving and other lines of credit (refer to Note B). At May 31, 2004, approximately 23% of our debt was subject to floating interest rates. If interest rates were to increase 100 basis points (1%) from May 31, 2004 and assuming no changes in debt from the May 31, 2004 levels, the additional annual interest expense would amount to approximately $1.6 million on a pre-tax basis. We currently do not hedge our exposure to floating interest rate risk.

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

      If the U.S. dollar continues to weaken, our foreign results of operations will be positively impacted, but the effect is not expected to be material. A 10% change in foreign currency exchange rates would not have resulted in a material impact to net income for the year ended May 31, 2004. We do not currently hedge against the risk of exchange rate fluctuations.

FORWARD-LOOKING STATEMENTS

      The foregoing discussion includes forward-looking statements relating to our business. These forward-looking statements, or other statements made by us, are made based on our expectations and beliefs concerning future events impacting us and are subject to uncertainties and factors (including those specified below) that are difficult to predict and in many instances, are beyond our control. As a result, our actual results could differ materially from those expressed in or implied by any such forward-looking statements. These uncertainties and factors include: (a) general economic conditions; (b) the price and supply of raw materials, particularly titanium dioxide, certain resins, aerosols and solvents; (c) continued growth in demand for our products;
(d) legal, environmental and litigation risks inherent in our construction and chemicals businesses and risks related to the adequacy of our reserves and insurance coverage for such matters; (e) the effect of changes in interest rates; (f) the effect of fluctuations in currency exchange rates upon our foreign operations; (g) the effect of non-currency risks of investing in and conducting operations in foreign countries, including those relating to domestic and international political, social, economic and regulatory factors; (h) risks and uncertainties associated with our ongoing acquisition and divestiture activities; (i) risks inherent in our contingent liability reserves, including asbestos-related claims, and other risks detailed in our other reports and statements filed with the Securities and Exchange Commission, including the risk factors set forth in our prospectus included as part of our Registration Statement on Form S-4 (file No. 333-114259).

                     RPM International Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS
(In thousands, except per share amounts)

                      May 31                                                      2004              2003
                      ------                                                   -----------      -----------
ASSETS
CURRENT ASSETS
   Cash and short-term investments (Note A)                                    $    38,561      $    50,725
   Trade accounts receivable (less allowances of $18,147 in 2004 and
     $17,297 in 2003)                                                              484,847          439,623
   Inventories (Note A)                                                            289,359          253,204
   Deferred income taxes (Notes A and C)                                            51,164           51,285
   Prepaid expenses and other current assets (Note A)                              130,686          133,257
                                                                               -----------      -----------
        TOTAL CURRENT ASSETS                                                       994,617          928,094
                                                                               -----------      -----------
PROPERTY, PLANT AND EQUIPMENT, AT COST (NOTE A)
   Land                                                                             24,687           23,401
   Buildings and leasehold improvements                                            231,140          221,954
   Machinery and equipment                                                         511,245          468,654
                                                                               -----------      -----------
                                                                                   767,072          714,009
   Less allowance for depreciation and amortization                                386,017          343,220
                                                                               -----------      -----------
        PROPERTY, PLANT AND EQUIPMENT, NET                                         381,055          370,789
                                                                               -----------      -----------
OTHER ASSETS
   Goodwill (Note A)                                                               648,243          631,253
   Other intangible assets, net of amortization (Note A)                           282,372          282,949
   Other                                                                            46,832           34,126
                                                                               -----------      -----------
        TOTAL OTHER ASSETS                                                         977,447          948,328
                                                                               -----------      -----------
TOTAL ASSETS                                                                   $ 2,353,119      $ 2,247,211
                                                                               ===========      ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable                                                            $   205,092      $   171,956
   Current portion of long-term debt (Note B)                                          991            1,282
   Accrued compensation and benefits                                                88,670           77,577
   Accrued loss reserves (Note H)                                                   56,699           64,230
   Asbestos-related liabilities (Note H)                                            47,500           41,583
   Other accrued liabilities                                                        72,222           59,759
   Income taxes payable (Notes A and C)                                              6,319           11,263
                                                                               -----------      -----------
        TOTAL CURRENT LIABILITIES                                                  477,493          427,650
                                                                               -----------      -----------
LONG-TERM LIABILITIES

   Long-term debt, less current maturities (Note B)                                718,929          724,846
   Asbestos-related liabilities (Note H)                                            43,107          103,000
   Other long-term liabilities                                                      59,910           59,951
   Deferred income taxes (Notes A and C)                                            78,388           54,756
                                                                               -----------      -----------
        TOTAL LONG-TERM LIABILITIES                                                900,334          942,553
                                                                               -----------      -----------
        TOTAL LIABILITIES                                                        1,377,827        1,370,203
                                                                               -----------      -----------
STOCKHOLDERS' EQUITY
   Preferred stock, par value $0.01; authorized 50,000 shares; none issued
   Common stock, par value $0.01; authorized 300,000 shares; issued and outstanding 116,122 as of May 2004; issued 115,596 and outstanding
     115,496 as of May 2003 (Note D)                                                 1,161            1,156
   Paid-in capital                                                                 513,986          508,397
   Treasury stock, at cost (Note D)                                                                  (1,167)
   Accumulated other comprehensive loss (Note A)                                    (3,881)         (17,169)
   Retained earnings                                                               464,026          385,791
                                                                               -----------      -----------
        TOTAL STOCKHOLDERS' EQUITY                                                 975,292          877,008
                                                                               -----------      -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                     $ 2,353,119      $ 2,247,211
                                                                               ===========      ===========

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                    RPM International Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts)

                  Year Ended May 31                         2004           2003           2002
                  -----------------                      ----------     ----------     ----------
NET SALES                                                $2,341,572     $2,083,489     $1,986,126
Cost of Sales                                             1,276,372      1,134,207      1,079,774
                                                         ----------     ----------     ----------
Gross Profit                                              1,065,200        949,282        906,352
Selling, General and Administrative Expenses                818,639        734,717        711,764
Asbestos Charge (Note H)                                                   140,000
Interest Expense, Net (Note A)                               28,945         26,712         40,464
                                                         ----------     ----------     ----------
Income Before Income Taxes                                  217,616         47,853        154,124
Provision for Income Taxes (Note C)                          75,730         12,526         52,570
                                                         ----------     ----------     ----------
NET INCOME                                               $  141,886     $   35,327     $  101,554
                                                         ==========     ==========     ==========
Average Number of Shares of Common Stock Outstanding
(Note D)
   Basic                                                    115,777        115,294        104,418
   Diluted                                                  116,710        115,986        105,131
Earnings per Common Share
   Basic                                                 $     1.23     $     0.31     $     0.97
   Diluted                                               $     1.22     $     0.30     $     0.97
Cash Dividends per Share of Common Stock                 $    0.550     $    0.515     $    0.500
                                                         ==========     ==========     ==========

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                    RPM International Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

                                          Common Stock                                      Accumulated
                                     ------------------------                                  Other
                                       Number          Par/                                Comprehensive
                                     of Shares        Stated        Paid-in    Treasury        Loss         Retained
                                     (Note D)         Value         Capital      Stock       (Note A)       Earnings        Total
                                     ---------      ---------      ---------   ---------   -------------    ---------     ---------
BALANCE AT MAY 31, 2001                102,211      $   1,619      $ 430,015   $ (99,308)    $ (53,074)     $ 360,458     $ 639,710
                                                                                                                          ---------
   Comprehensive income
     Net income                                                                                               101,554       101,554
     Translation gain and other                                                                  2,589                        2,589
                                                                                                                          ---------
        Comprehensive income                                                                                                104,143
   Dividends paid                                                                                             (52,409)      (52,409)
   Sale of stock                        11,500            167        155,767                                                155,934
   Stock option exercises, net             847                            92       9,412                                      9,504
   Restricted stock awards                 138                          (308)      1,532                                      1,224
                                       -------      ---------      ---------   ---------     ---------      ---------     ---------
BALANCE AT MAY 31, 2002                114,696          1,786        585,566     (88,364)      (50,485)       409,603       858,106
                                                                                                                          ---------
   Comprehensive income
     Net income                                                                                                35,327        35,327
     Translation gain and other                                                                 33,316                       33,316
                                                                                                                          ---------
        Comprehensive income                                                                                                 68,643
   Dividends paid                                                                                             (59,139)      (59,139)
   Treasury stock retired                                (113)       (85,723)     85,836
   Repurchase of stock                    (100)                                   (1,167)                                    (1,167)
   Stock option exercises, net             300              2          2,015       1,269                                      3,286
   Restricted stock awards                 600              5          6,111       1,259                                      7,375
   Par value adjustment and other                        (524)           428                                                    (96)
                                       -------      ---------      ---------   ---------     ---------      ---------     ---------
BALANCE AT MAY 31, 2003                115,496          1,156        508,397      (1,167)      (17,169)       385,791       877,008
                                                                                                                          ---------
   Comprehensive income
     Net income                                                                                               141,886       141,886
     Translation gain and other                                                                 13,288                       13,288
                                                                                                                          ---------
        Comprehensive income                                                                                                155,174
   Dividends paid                                                                                             (63,651)      (63,651)
   Stock option exercises, net             555              5          5,453         338                                      5,796
   Restricted stock awards                  71                           136         829                                        965
                                       -------      ---------      ---------   ---------     ---------      ---------     ---------
BALANCE AT MAY 31, 2004                116,122      $   1,161      $ 513,986   $     -0-     $  (3,881)     $ 464,026     $ 975,292
                                       =======      =========      =========   =========     =========      =========     =========

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                    RPM International Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

                    Year Ended May 31                                        2004           2003           2002
                    -----------------                                     ---------      ---------      ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                             $ 141,886      $  35,327      $ 101,554
   Adjustments to reconcile net income to net
     cash provided by operating activities:
        Depreciation                                                         47,840         44,736         43,541
        Amortization                                                         15,437         13,938         13,318
        Increase (decrease) in deferred income taxes                         21,422        (46,733)        (3,930)
        (Earnings) of unconsolidated affiliates                                (314)          (396)          (391)
   Changes in assets and liabilities, net of effect from
     purchases and sales of businesses:
        (Increase) decrease due to receivables                              (38,225)       (37,258)        14,048
        (Increase) decrease due to inventory                                (31,949)         1,262         25,929
        (Increase) decrease due to prepaid expenses and
          other assets                                                        7,762        (27,378)        (7,464)
        Increase (decrease) due to accounts payable                          30,606          9,156          8,489
        Increase (decrease) due to accrued other liabilities                 16,120             77         (5,062)
        Increase (decrease) due to accrued loss reserves                     (7,531)         9,914         (3,502)
        Increase (decrease) due to asbestos-related
          liabilities                                                       (53,976)       146,650          2,754
        Other including exchange rate changes                                 3,919         11,334          2,086
                                                                          ---------      ---------      ---------
          Cash From Operating Activities                                    152,997        160,629        191,370
                                                                          ---------      ---------      ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures                                                     (51,253)       (41,814)       (39,931)
   Acquisition of businesses, net of cash acquired                          (37,703)       (65,994)        (3,138)
   Purchase of marketable securities                                        (36,955)       (15,145)       (15,693)
   Proceeds from sales of marketable securities                              21,410         11,376         19,495
   (Investments in) and distributions from
     unconsolidated affiliates                                                 (425)           974             16
   Proceeds from sale of assets and businesses                                3,664            202          1,553
                                                                          ---------      ---------      ---------
          Cash (Used For) Investing Activities                             (101,262)      (110,401)       (37,698)
                                                                          ---------      ---------      ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Additions to long-term and short-term debt                               200,345        305,200        236,681
   Reductions of long-term and short-term debt                             (206,623)      (294,099)      (485,662)
   Cash dividends                                                           (63,651)       (59,139)       (52,409)
   Exercise of stock options                                                  5,796          3,286          9,504
   Repurchase of stock                                                                      (1,167)
   Sale of stock                                                                                          155,934
                                                                          ---------      ---------      ---------
          Cash (Used For) Financing Activities                              (64,133)       (45,919)      (135,952)
                                                                          ---------      ---------      ---------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND SHORT-TERM INVESTMENTS              234          4,244            526
                                                                          ---------      ---------      ---------
NET (DECREASE) INCREASE IN CASH AND SHORT-TERM INVESTMENTS                  (12,164)         8,553         18,246
CASH AND SHORT-TERM INVESTMENTS AT BEGINNING OF YEAR                         50,725         42,172         23,926
                                                                          ---------      ---------      ---------
CASH AND SHORT-TERM INVESTMENTS AT END OF YEAR                            $  38,561      $  50,725      $  42,172
                                                                          =========      =========      =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:
   Cash paid during the year for:
     Interest                                                             $  25,572      $  28,678      $  50,353
     Income taxes                                                         $  59,252      $  55,479      $  59,774
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
     Shares issued for restricted stock plan                              $     965      $   7,375      $   1,224
     Debt from business combinations                                                     $   1,230
     Receivables from sale of assets                                      $   1,233

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                    RPM International Inc. and Subsidiaries

NOTES
TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2004, 2003, 2002

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1) CONSOLIDATION AND BASIS OF PRESENTATION

      Our financial statements consolidate all of our affiliates - companies that we control and in which we hold a majority voting interest. We account for our investments in less than majority-owned joint ventures under the equity method. Effects of transactions between related companies are eliminated.

      We have reclassified certain prior-year amounts to conform to this year's presentation.

2) USE OF ESTIMATES

      The preparation of financial statements in conformity with Generally Accepted Accounting Principles in the United States requires us to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3) BUSINESS COMBINATIONS

      During the year ended May 31, 2004, we completed four acquisitions of product lines and one minority interest acquisition. As of the respective dates of acquisition, we recorded the following estimated fair values of assets and liabilities assumed:

        (In thousands)
        --------------
Current assets                                               $13,312
Property, plant and equipment                                  8,208
Other intangible assets                                       11,418
Goodwill                                                      12,635
Liabilities assumed                                           (7,128)
                                                             -------
NET ASSETS ACQUIRED                                          $38,445
                                                             =======

      Our Consolidated Financial Statements reflect the results of operations of these businesses as of their respective dates of acquisition.

      Pro forma results of operations for the years ended May 31, 2004 and May 31, 2003 were not materially different from reported results and, consequently, are not presented.

4) FOREIGN CURRENCY

      The functional currency of our foreign subsidiaries is their local currency. Accordingly, for the periods presented, assets and liabilities have been translated using exchange rates at year end while income and expense for the periods have been translated using a weighted average exchange rate. The resulting translation adjustments have been recorded in accumulated other comprehensive loss, a component of stockholders' equity, and will be included in net earnings only upon the sale or liquidation of the underlying foreign investment, neither of which is contemplated at this time. Transaction gains and losses have been immaterial during the past three fiscal years.

                    RPM International Inc. and Subsidiaries

5) ACCUMULATED OTHER COMPREHENSIVE LOSS

      Accumulated other comprehensive loss (which is shown net of taxes) consists of the following components:

                                                       Foreign        Minimum     Unrealized
                                                      Currency        Pension     Gain (Loss)
                                                     Translation     Liability        on
                (In thousands)                       Adjustments    Adjustments   Securities      Total
                --------------                       -----------    -----------   ----------    --------
Balance at May 31, 2001                               $(53,092)     $   (102)     $    120      $(53,074)
  Reclassification adjustments for (gains) losses
     included in net income                                                           (120)         (120)
  Other comprehensive gain (loss)                        3,411          (288)         (851)        2,272
  Deferred taxes                                                         137           300           437
                                                      --------      --------      --------      --------
Balance at May 31, 2002                                (49,681)         (253)         (551)      (50,485)
  Reclassification adjustments for (gains) losses
     included in net income                                                           (149)         (149)
  Other comprehensive gain (loss)                       39,872        (8,695)       (1,242)       29,935
  Deferred taxes                                                       2,757           773         3,530
                                                      --------      --------      --------      --------
Balance at May 31, 2003                                 (9,809)       (6,191)       (1,169)      (17,169)
  Reclassification adjustments for (gains) losses
     included in net income                                                             97            97
  Other comprehensive gain (loss)                        9,686         1,603         2,645        13,934
  Deferred taxes                                                        (467)         (276)         (743)
                                                      --------      --------      --------      --------
Balance at May 31, 2004                               $   (123)     $ (5,055)     $  1,297      $ (3,881)
                                                      ========      ========      ========      ========

6) CASH AND SHORT-TERM INVESTMENTS

      For purposes of the statement of cash flows, we consider all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. We do not believe we are exposed to any significant credit risk on cash and short-term investments.

7) MARKETABLE SECURITIES

      Marketable securities, included in other current assets, are considered available for sale and are reported at fair value, based on quoted market prices. Changes in unrealized gains and losses, net of applicable taxes, are recorded in accumulated other comprehensive loss within stockholders' equity. If we were to experience any significant other-than-temporary declines in market value from original cost, those amounts would be reflected in operating income in the period in which the loss were to occur. In order to determine whether an other-than-temporary decline in market value has occurred, the duration of the decline in value and our ability to hold the investment to recovery are considered in conjunction with an evaluation of the strength of the underlying collateral and the extent to which the investment's carrying value exceeds its related market value. Marketable securities totaled $41.4 million and $22.1 million at May 31, 2004 and 2003, respectively.

8) FINANCIAL INSTRUMENTS

      Financial instruments recorded on the balance sheet include cash and short-term investments, accounts receivable, notes and accounts payable, and debt. The carrying amount of cash and short-term investments, accounts receivable, and notes and accounts payable approximates fair value because of their short-term maturity.

      The carrying amount of our debt instruments approximates fair value based on quoted market prices, variable interest rates or borrowing rates for similar types of debt arrangements.

9) INVENTORIES

      Inventories are stated at the lower of cost or market, cost being determined substantially on a first-in, first-out (FIFO) basis and market being determined on the basis of replacement cost or net realizable value. Inventory costs include raw material, labor and manufacturing overhead. Inventories were composed of the following major classes:

        May 31                  2004         2003
        ------                --------     --------
(In thousands)
Raw material and supplies     $ 95,378     $ 80,517
Finished goods                 193,981      172,687
                              --------     --------
TOTAL INVENTORY               $289,359     $253,204
                              ========     ========

                    RPM International Inc. and Subsidiaries

10) GOODWILL AND OTHER INTANGIBLE ASSETS

      We elected to adopt the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," as of June 1, 2001, at which time we ceased the amortization of all goodwill. We also elected to perform the required annual impairment assessment in the first quarter of our fiscal year. If a loss were to result from the performance of the annual test, it would be reflected in operating income. The annual goodwill impairment assessment involves estimating the fair value of each reporting unit, which has been defined as one level below our industrial and consumer operating segments, and comparing it with its carrying amount. If the carrying amount of the reporting unit exceeds its fair value, additional steps are followed to recognize a potential impairment loss. Calculating the fair value of the reporting units requires significant estimates and assumptions by management. We estimate the fair value of our reporting units by applying third-party market value indicators to each of our reporting unit's projected earnings before interest, taxes, depreciation and amortization. In applying this methodology, we rely on a number of factors, including future business plans, actual operating results and market data. In the event that our calculations indicated that goodwill was impaired, a fair value estimate of each tangible and intangible asset would be established. This process would require the application of discounted cash flows expected to be generated by each asset in addition to independent asset appraisals, as appropriate. Cash flow estimates are based on our historical experience and our internal business plans, and appropriate discount rates are applied. The results of our annual impairment tests for the fiscal years ended May 31, 2004 and 2003, performed during the first quarter of each respective fiscal year, did not require any adjustment to the carrying value of goodwill.

      The changes in the carrying amount of goodwill, by reporting segment, for the year ended May 31, 2004, are as follows:

                           Industrial    Consumer
    (In thousands)           Segment     Segment       Total
    --------------         ----------    --------     --------
Balance as of
  May 31, 2003              $290,797     $340,456     $631,253
Acquisitions                   9,222        3,413       12,635
Purchase accounting
  adjustments*                 1,344                     1,344
Translation adjustments        2,380          631        3,011
                            --------     --------     --------
Balance as of
  May 31, 2004              $303,743     $344,500     $648,243
                            ========     ========     ========

*Relates primarily to other accruals.

                    RPM International Inc. and Subsidiaries

Other intangible assets consist of the following major classes:

                                                           Gross                          Net Other
                                         Amortization     Carrying       Accumulated      Intangible
          (In thousands)              Period (in Years)    Amount        Amortization       Assets
          --------------              -----------------   --------       ------------     ----------
As of May 31, 2004
  Amortized intangible assets
     Formulae                              10 to 33        $175,694        $ 57,749        $117,945
     Customer-related intangibles           7 to 33          67,202          16,119          51,083
     Trademarks/names                       5 to 40           6,637           2,887           3,750
     Other                                  3 to 30          24,994          11,464          13,530
                                                           --------        --------        --------
       Total Amortized Intangibles                          274,527          88,219         186,308
  Unamortized intangible assets
     Trade names                                             96,064                          96,064
                                                           --------        --------        --------
       TOTAL OTHER INTANGIBLE ASSETS                       $370,591        $ 88,219        $282,372
                                                           ========        ========        ========

As of May 31, 2003
  Amortized intangible assets
     Formulae                              10 to 33        $173,102        $ 49,849        $123,253
     Customer-related intangibles           7 to 33          65,317          13,097          52,220
     Trademarks/names                       5 to 40           5,544           1,779           3,765
     Other                                  3 to 30          23,583          10,419          13,164
                                                           --------        --------        --------
       Total Amortized Intangibles                          267,546          75,144         192,402
  Unamortized intangible assets
     Trade names                                             90,547                          90,547
                                                           --------        --------        --------
       TOTAL OTHER INTANGIBLE ASSETS                       $358,093        $ 75,144        $282,949
                                                           ========        ========        ========

      The aggregate other intangible asset amortization expense for the fiscal years ended May 31, 2004, 2003 and 2002 was $12.8 million, $11.9 million and $11.3 million, respectively. For each of the next five fiscal years through May 31, 2009, the estimated annual intangible asset amortization expense will approximate $13.0 million.

11) DEPRECIATION

      Depreciation is computed primarily using the straight-line method over the following ranges of useful lives:

Land improvements                          5 to 42 years
Buildings and improvements                 5 to 50 years
Machinery and equipment                    3 to 20 years

12) REVENUE RECOGNITION

      Revenues are recognized when realized or realizable, and when earned. In general, this is when title and risk of loss pass to the customer. Further, revenues are realizable when we have persuasive evidence of a sales arrangement, the product has been shipped or the services have been provided to the customer, the sales price is fixed or determinable, and collectibility is reasonably assured. We reduce our revenues for estimated customer returns and allowances, certain rebates, sales incentives and promotions in the same period the related sales are recorded.

13) SHIPPING COSTS

      Shipping costs paid to third-party shippers for transporting products to customers are included in selling, general and administrative expenses. For the years ended May 31, 2004, 2003 and 2002, shipping costs were $86.0 million, $78.9 million and $77.9 million, respectively.

14) ADVERTISING COSTS

      Advertising costs are charged to operations when incurred and are included in selling, general and administrative expenses. For the years ended May 31, 2004, 2003 and 2002, advertising costs were $71.1 million, $58.7 million and $53.4 million, respectively.

15) RESEARCH AND DEVELOPMENT

      Research and development costs are charged to operations when incurred and are included in selling, general and administrative expenses. The amounts charged for the years ended May 31, 2004, 2003 and 2002 were $26.2 million, $23.8 million and $20.9 million, respectively. The customer-sponsored portion of such expenditures was not significant.

                    RPM International Inc. and Subsidiaries

16) STOCK-BASED COMPENSATION

      At May 31, 2004, we had two stock-based compensation plans accounted for under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, as more fully described in Note D. In applying the intrinsic value method of accounting for stock-based compensation, we record expense in an amount equal to the excess of the market price of the underlying shares of RPM International Inc. stock at the date of grant over the exercise price of the stock-related award. In general, the market price of stock options at the grant date has not exceeded the exercise price and, therefore, no expense has been recorded for any of the periods presented. Pro forma information regarding the impact of all stock-based compensation on net income and earnings per share is required by SFAS No. 123, "Accounting for Stock-Based Compensation," and SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." The following table summarizes our pro forma operating results as if compensation cost for stock options granted had been determined in accordance with the fair-value method prescribed by SFAS No. 123.

             Year Ended May 31                  2004           2003           2002
             -----------------              -----------    -----------     -----------
(In thousands, except per share amounts)
Net income, as reported                     $   141,886    $    35,327     $   101,554
Add: Stock-based
   employee compensation
   expense from restricted
   stock plans included
   in reported net income,
   net of related tax effects                       825          1,339             806
Deduct: Total stock-based
   employee compensation
   determined under fair
   value-based method
   for all awards, net of
   related tax effects                           (3,969)        (4,517)         (2,949)
                                            -----------    -----------     -----------
PRO FORMA NET INCOME                        $   138,742    $    32,149     $    99,411
                                            ===========    ===========     ===========
EARNINGS PER SHARE:

   BASIC, AS REPORTED                       $      1.23    $      0.31     $      0.97
                                            ===========    ===========     ===========
   DILUTED, AS REPORTED                     $      1.22    $      0.30     $      0.97
                                            ===========    ===========     ===========
   BASIC, PRO FORMA                         $      1.20    $      0.28     $      0.95
                                            ===========    ===========     ===========
   DILUTED, PRO FORMA                       $      1.19    $      0.28     $      0.95
                                            ===========    ===========     ===========

      The fair value of stock options granted is estimated as of the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions:

                              2004       2003      2002
                              -----     -----     -----
Risk-free interest rate         3.7%      3.3%      4.4%
Expected life of option       7 yrs     7 yrs     7 yrs
Expected dividend yield         3.5%      3.5%      3.0%
Expected volatility rate       35.9%     37.3%     34.2%

17) INTEREST EXPENSE, NET

      Interest expense is shown net of investment income, which consists of interest, dividends and capital gains (losses). Investment income for the years ended May 31, 2004, 2003 and 2002 was $2.3 million, $1.4 million and $2.1 million, respectively.

18) INCOME TAXES

      We file a consolidated federal income tax return that includes the results of RPM International Inc. and our wholly owned domestic subsidiaries. The tax effects of transactions are recognized in the year in which they enter into the determination of net income, regardless of when they are recognized for tax purposes. As a result, income tax expense differs from actual taxes payable. We do not intend to distribute the accumulated earnings of our consolidated foreign subsidiaries totaling approximately $130.0 million at May 31, 2004, and, therefore, no provision has been made for the taxes that would result if such earnings were remitted to us.

19) OTHER RECENT ACCOUNTING PRONOUNCEMENTS

      In December 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits - an amendment of FASB Statement No. 87, 88 and 106," which was effective as of December 15, 2003. This new SFAS No. 132 expands the disclosure requirements previously included in the pronouncement, including a requirement to disclose the actual and target allocation percentages for broad asset categories, expected employer contributions during the next fiscal year, the accumulated benefit obligation, significant assumptions applied in determining plan obligations and measurement date(s) used. In accordance with the transition provisions of SFAS No. 132 (revised 2003), Note F, "Pension Plans," and Note G,

                    RPM International Inc. and Subsidiaries

"Postretirement Health Care Benefits," have been expanded to include the new disclosures required for the current reporting period.

      In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred, and is effective for exit or disposal activities that are initiated after December 31, 2002. Our adoption of the provisions of SFAS No. 146 did not have a material impact on our results of operations, cash flows or financial position.

NOTE B - BORROWINGS

      A description of long-term debt follows:

                                 May 31                                                    2004         2003
                                 ------                                                  --------     --------
(In thousands)

Revolving credit agreement for $500,000 with a syndicate of banks through
July 14, 2005. Interest is tied to LIBOR.                                                             $113,000

Accounts Receivable Securitization Program for $125,000 with two banks,
through May 24, 2005, subject to annual renewal.                                                        91,000

Unsecured 6.25% senior notes due December 15, 2013.                                      $200,000

Unsecured $297,000 face value at maturity 2.75% senior convertible notes
due May 13, 2033.                                                                         150,042      150,042

Unsecured 7.00% senior notes due June 15, 2005.                                           150,000      150,000

Unsecured notes due March 1, 2008. Interest, which is tied to LIBOR, averaged
1.33% at May 31, 2004.                                                                    100,000      100,000

Commercial paper with a weighted average interest rate at May 31, 2004 of 1.59%
These obligations, along with other short-term borrowings, have been reclassified as long-term debt, reflecting our intent and ability, through unused credit
facilities, to refinance these obligations.                                                60,651       51,735

Unsecured senior notes due insurance companies: 6.12% due November 15, 2004 in the amount of $15,000; 6.61% due November 15, 2006 in the amount of
$10,000; and 7.30% due November 15, 2008 in the amount of $30,000.                         55,000       55,000

Revolving 364-day credit agreement for $28,000 with a bank through October
12, 2004. Interest, which is tied to one of various rates, was 1.56% at
May 31, 2004.                                                                               2,955       11,200

Revolving multi-currency credit agreement for $15,000 with a bank through
December 31, 2005. Interest is tied to one of various rates.                                             1,930

Other unsecured notes payable at various rates of interest due in
installments through 2011.                                                                  1,272        2,221
                                                                                         --------     --------
                                                                                          719,920      726,128
Less current portion                                                                          991        1,282
                                                                                         --------     --------
TOTAL LONG-TERM DEBT, LESS CURRENT MATURITIES                                            $718,929     $724,846
                                                                                         ========     ========

                    RPM International Inc. and Subsidiaries

      The aggregate maturities of long-term debt for the five fiscal years subsequent to May 31, 2004 are as follows: 2005 - $1.0 million; 2006 - $228.7 million; 2007 - $10.1 million; 2008 - $250.1 million (including $150.0 million of 2.75% Senior Convertible Notes based on the date of the noteholders' first put option); 2009 - $30.0 million. Additionally, at May 31, 2004, we had unused lines of credit totaling $605.6 million.

      In June 2002, we established an accounts receivable securitization program with several banks for certain of our subsidiaries, providing for a wholly owned special purpose entity ("SPE") to receive investments of up to $125.0 million. The securitized accounts receivable are owned in their entirety by RPM Funding Corporation, a wholly owned consolidated subsidiary of RPM International Inc., and are not available to satisfy claims of our creditors until the participating banks' obligations have been paid in full. This securitization is accomplished by having certain subsidiaries sell various of their accounts receivable to the SPE, and by having the SPE then transfer those receivables to a conduit administered by the banks. This transaction did not constitute a form of off-balance sheet financing, and is fully reflected in our financial statements. This transaction increases our liquidity and reduces our financing costs by replacing up to $125.0 million of existing borrowings at lower interest rates. The amounts available under the program are subject to changes in the credit ratings of our customers, customer concentration levels or certain characteristics of the underlying accounts receivable. As of May 31, 2004, we had no outstanding balance under this arrangement.

      In May 2003, we issued $297.0 million face value at maturity unsecured 2.75% Senior Convertible Notes due May 13, 2033. The 2.75% Notes are convertible into 8,034,355 shares of RPM International Inc. common stock at a price of $18.68 per share, subject to adjustment, during any fiscal quarter for which the closing price of the common stock is greater than $22.41 per share for a defined duration of time. The Notes are also convertible during any period in which the credit rating of the Notes is below a specified level or if specified corporate transactions have occurred. The 2.75% Notes are redeemable by the holder for the issuance price plus accrued original issue discount in May 2008, 2013, 2018, 2023, 2028 and 2033. Interest on the 2.75% Notes is payable at a rate of 2.75% beginning November 13, 2003 until May 13, 2008. After that date, cash interest will not be paid prior to maturity, subject to certain contingencies.

NOTE C - INCOME TAXES

      Consolidated income before taxes consists of the following:

                  Year Ended May 31                        2004         2003         2002
-------------------------------------------------------------------------------------------
                   (In thousands)
    United States                                       $ 182,032    $  19,025    $ 128,883
    Foreign                                                35,584       28,828       25,241
-------------------------------------------------------------------------------------------
CONSOLIDATED INCOME BEFORE TAXES                        $ 217,616    $  47,853    $ 154,124
===========================================================================================
Provision for income taxes consists of the following:
Current
    U.S. federal                                        $  30,579    $  36,841    $  42,230
    State and local                                         7,138        8,747        5,441
    Foreign                                                14,260       13,671        8,829
-------------------------------------------------------------------------------------------
                                                        $  51,977    $  59,259    $  56,500
-------------------------------------------------------------------------------------------
Deferred
    U.S. federal                                        $  21,077    $ (39,616)   $  (4,699)
    State and local                                         3,011       (5,659)        (671)
    Foreign                                                  (335)      (1,458)       1,440
-------------------------------------------------------------------------------------------
                                                        $  23,753    $ (46,733)   $  (3,930)
-------------------------------------------------------------------------------------------
PROVISION FOR INCOME TAXES                              $  75,730    $  12,526    $  52,570
===========================================================================================

                     RPM International Inc. and Subsidiaries

      A reconciliation between the actual income tax expense provided and the income tax expense computed by applying the statutory federal income tax rate of 35% to income before tax is as follows:

                         Year Ended May 31                           2004         2003         2002
-----------------------------------------------------------------------------------------------------
                          (In thousands)
Income taxes at U.S. statutory rate                                $ 76,166     $ 16,749     $ 53,943
Difference in foreign taxes versus the U.S. statutory rate           (2,930)      (2,986)      (3,155)
State and local income taxes net of federal income tax benefit        6,597        2,007        3,101
Tax benefits from foreign sales corporation and extraterritorial
     income exclusion                                                (2,870)      (1,250)      (1,362)
Other                                                                (1,233)      (1,994)          43
-----------------------------------------------------------------------------------------------------
ACTUAL TAX EXPENSE                                                 $ 75,730     $ 12,526     $ 52,570
=====================================================================================================
ACTUAL TAX RATE                                                        34.8%        26.2%        34.1%
=====================================================================================================

      Deferred income taxes result from temporary differences in recognition of revenue and expenses for book and tax purposes. Temporary differences and carryforwards that give rise to deferred tax assets and liabilities as of May 31, 2004 and 2003 are as follows:

             (In thousands)                          2004         2003
------------------------------------------------------------------------
Deferred income tax assets related to:
  Inventories                                     $   1,692    $   1,679
  Allowance for losses                               14,538       18,146
  Accrued compensation and benefits                   8,402        9,864
  Asbestos-related liabilities                       33,978       54,219
  Accrued other expenses                              7,753        4,596
  Other long-term liabilities                        18,550       16,153
  Tax loss/credit carryforwards                      13,527       11,749
  Other                                               1,802        1,047
------------------------------------------------------------------------
    TOTAL                                         $ 100,242    $ 117,453
------------------------------------------------------------------------
Deferred income tax (liabilities) related to:
  Depreciation                                    $ (40,660)   $ (36,806)
  Amortization of intangibles                       (86,806)     (84,118)
------------------------------------------------------------------------
    TOTAL                                         $(127,466)   $(120,924)
------------------------------------------------------------------------
  DEFERRED INCOME TAX ASSETS (LIABILITIES), NET   $ (27,224)   $  (3,471)
========================================================================

      Deferred tax detail above is included in the consolidated balance sheet as follows:

                  (In thousands)                   2004        2003
---------------------------------------------------------------------
Deferred income taxes - current asset            $ 51,164    $ 51,285
Deferred income taxes - noncurrent (liability)    (78,388)    (54,756)
---------------------------------------------------------------------
  TOTAL                                          $(27,224)   $ (3,471)
=====================================================================

NOTE D - COMMON STOCK

      There are 300,000,000 shares of common stock authorized at May 31, 2004 and 2003 with a par value of $0.01 per share. At May 31, 2004 and 2003, there were 116,122,000 and 115,496,000 shares outstanding, respectively, each of which is entitled to one vote.

      Basic earnings per share are computed by dividing income available to common stockholders by the weighted average number of shares of common stock outstanding during each year. To compute diluted earnings per share, the weighted average number of shares of common stock outstanding during each year was increased by common stock options with exercisable prices lower than the average market prices of common stock during each year and reduced by the number of shares assumed to have been purchased with proceeds from the exercised options. Our convertible notes, while potentially dilutive, are not currently considered common stock equivalents.

      Effective October 10, 2003, the RPM International Inc. 2003 Restricted Stock Plan for Directors (the "2003 Plan") was approved by our stockholders. The Plan was established primarily for the purpose of recruiting and retaining directors, and to align the interests of directors with the interests of our stockholders. Only directors who are not employees of RPM International Inc. are eligible to participate. Under the 2003 Plan, up to 500,000 shares of RPM International Inc. common stock may be awarded. For the year ended May 31, 2004, 21,600 shares were granted, with 478,400 shares available for future grant. Unamortized deferred compensation expense relating to restricted stock grants for directors of $0.2 million at May 31, 2004 is being amortized over a three-year vesting period.

                     RPM International Inc. and Subsidiaries

      We have shares outstanding under two restricted stock plans for employees. Under the terms of the plans, up to 2,563,000 shares may be awarded to certain employees, generally subject to forfeiture until the completion of five or 10 years of service. For the year ended May 31, 2004, 49,500 shares were awarded under these plans. At May 31, 2004, 42,000 vested shares remained in these plans (26,000 at May 31, 2003). Unamortized deferred compensation expense of $4.7 million at May 31, 2004, relating to restricted stock grants for employees, is being amortized over the 10-year vesting period.

      Total deferred compensation expense for the years ended May 31, 2004, 2003 and 2002 was $1.3 million, $2.1 million and $1.2 million, respectively.

      Our Shareholder Rights Plan provides existing stockholders the right to purchase stock of RPM International Inc. at a discount in certain circumstances, as defined by the Plan. The rights are not exercisable at May 31, 2004 and expire in May 2009.

      We have options outstanding under two stock option plans, the 1989 Stock Option Plan and the 1996 Key Employees Stock Option Plan, the latter of which provides for the granting of options for up to 9,000,000 shares. Stock options are granted to employees and directors at an exercise price equal to the fair market value of RPM International Inc. stock at the date of grant. These options are generally exercisable cumulatively, in equal annual installments commencing one year from the grant date, and have expiration dates ranging from October 2004 to October 2013. At May 31, 2004, 648,000 shares (1,902,000 at May 31,
2003) were available for future grant.

      The following table summarizes option activity under the Plans during the last three fiscal years:

                                                   2004                   2003                   2002
                                           --------------------   --------------------   --------------------
                                           Weighted    Number     Weighted    Number     Weighted    Number
                                            Average   of Shares    Average   of Shares    Average   of Shares
                                           Exercise     Under     Exercise     Under     Exercise     Under
           Shares Under Option               Price     Option       Price     Option       Price     Option
-------------------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)
Outstanding, beginning of year
  (Prices ranging from $8.69 to $16.70)     $12.86      6,937      $12.57      6,223      $12.39      7,017
Options granted                              14.10      1,254       14.08      1,191       11.83        496
Options canceled/expired
  (Prices ranging from $8.81 to $16.35)      12.98       (206)      13.98       (153)      11.17       (390)
Options exercised
  (Prices ranging from $8.69 to $16.35)      10.73       (582)      11.33       (324)      11.54       (900)
-----------------------------------------------------------------------------------------------------------
OUTSTANDING, END OF YEAR
  (PRICES RANGING FROM $8.69 TO $16.70)     $13.23      7,403      $12.86      6,937      $12.58      6,223
===========================================================================================================
EXERCISABLE, END OF YEAR
  (PRICES RANGING FROM $8.69 TO $16.70)     $13.15      4,775      $13.19      4,477      $13.50      3,987
===========================================================================================================

                               Options Outstanding         Options Exercisable
                                 at May 31, 2004             at May 31, 2004
------------------------------------------------------------------------------
(Shares in thousands)             Wtd. Avg.     Weighted             Weighted
                                  Remaining      Average              Average
                                 Contractual    Exercise             Exercise
Exercise Price Range    Shares   Life (Years)     Price     Shares     Price
------------------------------------------------------------------------------
$ 8.00 to $ 9.99         1,455       6.3         $ 9.35      1,186    $ 9.38
$10.00 to $11.99           240       7.2         $10.28        114    $10.31
$12.00 to $14.99         3,781       7.0         $13.79      1,553    $13.40
$15.00 to $16.75         1,927       3.7         $15.44      1,922    $15.43
                         -----                               -----
                         7,403       6.0         $13.23      4,775    $13.15
                         =====                               =====

      We apply APB Opinion No. 25 and related interpretations in accounting for our employee stock options. Under APB Opinion No. 25, because the exercise price of our employee stock options is not less than the market price of the shares at the date of grant, no compensation expense is recognized in the financial statements. See Note A, "Summary of Significant Accounting Policies," for the pro forma disclosures of net income and earnings per share required under SFAS No. 123.

                     RPM International Inc. and Subsidiaries

NOTE E - LEASES

      We lease certain property, plant and equipment under long-term lease agreements, some of which provide for increased rental payments based upon increases in the cost-of-living index. The following table illustrates our future minimum lease commitments under all non-cancelable lease agreements, for each of the next five years and in the aggregate, as of May 31, 2004:

          May 31
------------------------------------------
      (In thousands)
2005                              $ 20,002
2006                                14,790
2007                                11,507
2008                                 6,085
2009                                 4,684
Thereafter                          14,311
------------------------------------------
TOTAL MINIMUM LEASE COMMITMENTS   $ 71,379
==========================================

      Total rental expense for all operating leases amounted to $27.1 million in 2004, $24.3 million in 2003 and $23.1 million in 2002. Capitalized leases were immaterial for the three years ended May 31, 2004.

NOTE F - PENSION PLANS

      We sponsor several pension plans for our employees, including our principal plan (the "Retirement Plan"), which is a non-contributory defined benefit pension plan covering substantially all domestic non-union employees. Pension benefits are provided for certain domestic union employees through separate plans. Employees of our foreign subsidiaries receive pension coverage, to the extent deemed appropriate, through plans that are governed by local statutory requirements. The measurement date used to determine pension benefit measurements for both the U.S. and non-U.S. plans was February 29, 2004.

      The Retirement Plan provides benefits that are based upon years of service and average compensation, with accrued benefits vesting after five years. Benefits for union employees are generally based upon years of service, or years of service and average compensation. Our funding policy is to contribute an amount on an annual basis that can be deducted for federal income tax purposes, using a different actuarial cost method and different assumptions from those used for financial reporting. For the fiscal year ending May 31, 2005, we expect to contribute approximately $10.0 million to the Retirement Plan in the U.S., in addition to the approximate $1.7 million that we expect to contribute to our foreign plans.

      Net periodic pension cost (income) consisted of the following for the three years ended May 31, 2004:


                                                     U.S. Plans                        Non-U.S. Plans
---------------------------------------   --------------------------------    --------------------------------
           (In thousands)                   2004        2003        2002        2004        2003        2002
---------------------------------------   --------------------------------    --------------------------------
Service cost                              $  9,879    $  8,904    $  8,310    $  1,695    $  1,168    $  1,073
Interest cost                                7,228       6,634       6,706       3,612       2,344       2,305
Expected return on plan assets              (7,385)     (7,769)     (8,589)     (3,188)     (2,748)     (3,118)
Amortization of:
  Prior service cost                           294         197         188
  Net gain on adoption of SFAS No. 87          (23)        (85)        (85)
Net actuarial (gains) losses recognized      2,542         952         (11)      1,237         324          87
Curtailment/settlement (gains) losses                       11
---------------------------------------   --------------------------------    --------------------------------
NET PENSION COST                          $ 12,535    $  8,844    $  6,519    $  3,356    $  1,088    $    347
=======================================   ================================    ================================

                     RPM International Inc. and Subsidiaries

      The changes in benefit obligations and plan assets, as well as the funded status of our pension plans at May 31, 2004 and 2003, were as follows:

                                                       U.S. Plans               Non-U.S. Plans
----------------------------------------------   ----------------------    ----------------------
               (In thousands)                       2004         2003         2004         2003
----------------------------------------------   ----------------------    ----------------------
Benefit obligation at beginning of year          $ 112,271    $  96,217    $  59,588    $  35,244
Service cost                                         9,879        8,904        1,695        1,168
Interest cost                                        7,228        6,634        3,612        2,344
Benefits paid                                      (10,696)      (6,738)      (2,304)      (1,403)
Participant contributions                                                        585          415
Acquisitions and new plans                                                       755       12,062
Actuarial (gains) losses                             9,984        6,001        3,477        5,471
Currency exchange rate changes                                                10,125        4,287
Curtailment/settlement (gains) losses                              (194)
Plan amendments                                                   1,447
----------------------------------------------   ----------------------    ----------------------
BENEFIT OBLIGATION AT END OF YEAR                $ 128,666    $ 112,271    $  77,533    $  59,588
==============================================   ======================    ======================
Fair value of plan assets at beginning of year   $  88,669    $  85,345    $  41,674    $  33,477
Actual return on plan assets                        28,800      (11,687)       6,328       (3,579)
Employer contributions                               3,147       21,749        2,895          419
Acquisitions and new plans                                                                  9,604
Participant contributions                                                        585          415
Benefits paid                                      (10,696)      (6,738)      (2,304)      (1,485)
Currency exchange rate changes                                                 7,199        2,823
----------------------------------------------   ----------------------    ----------------------
FAIR VALUE OF PLAN ASSETS AT END OF YEAR         $ 109,920    $  88,669    $  56,377    $  41,674
==============================================   ======================    ======================
(Deficit) of plan assets versus benefit
   obligations at end of year                    $ (18,746)   $ (23,602)   $ (21,156)   $ (17,914)
Contributions after measurement date                 2,533           44          472          116
Unrecognized actuarial (gains) losses               33,907       47,881       24,298       24,523
Unrecognized prior service cost                      2,840        3,135
Unrecognized net transitional asset                     (5)         (28)
----------------------------------------------   ----------------------    ----------------------
NET AMOUNT RECOGNIZED                            $  20,529    $  27,430    $   3,614    $   6,725
==============================================   ======================    ======================
Amounts recognized in the consolidated
   balance sheets consist of:
Prepaid benefit cost                             $  21,107    $  27,957    $   7,350    $   6,691
Accrued benefit liability                             (663)      (1,036)     (11,451)      (8,441)
Accumulated other comprehensive loss                    85          473        7,715        8,475
Intangible asset                                                     36
----------------------------------------------   ----------------------    ----------------------
NET AMOUNT RECOGNIZED                            $  20,529    $  27,430    $   3,614    $   6,725
----------------------------------------------   ----------------------    ----------------------
ACCUMULATED BENEFIT OBLIGATION                   $ 100,323    $  86,164    $  67,238    $  54,071
==============================================   ======================    ======================

                     RPM International Inc. and Subsidiaries

      The following tables summarize the relationship between our plans' benefit obligations and assets.

                                                                   U.S. Plans
                                                   ---------------------------------------------
                                                           2004                    2003
------------------------------------------------   ---------------------   ---------------------
                                                     Benefit      Plan       Benefit      Plan
                (In thousands)                     Obligation    Assets    Obligation    Assets
------------------------------------------------   ---------------------------------------------
Plans with projected benefit obligation in
    excess of plan assets                           $124,704    $104,891    $109,609    $ 85,008
Plans with accumulated benefit obligation in
    excess of plan assets                           $    667                $  1,670    $    612
Plans with assets in excess of projected benefit
    obligations                                     $  3,962    $  5,029    $  2,662    $  3,661
Plans with assets in excess of accumulated
    benefit obligations                             $ 99,665    $109,920    $ 84,494    $ 88,057
------------------------------------------------   ---------------------   ---------------------

                                                                 Non-U.S. Plans
                                                   -------------------------------------------
                                                           2004                   2003
------------------------------------------------   --------------------   --------------------
                                                     Benefit      Plan      Benefit      Plan
                (In thousands)                     Obligation    Assets   Obligation    Assets
------------------------------------------------   -------------------------------------------
Plans with projected benefit obligation in
    excess of plan assets                            $77,533    $56,377     $47,525    $32,070
Plans with accumulated benefit obligation in
    excess of plan assets                            $43,705    $32,403     $22,837    $14,279
Plans with assets in excess of accumulated
    benefit obligations                              $23,533    $23,973     $17,771    $17,790
------------------------------------------------   --------------------   --------------------

      To develop the expected long-term rate of return on pension plan assets assumption, we consider the current and expected target asset allocations of the pension portfolio, as well as historical returns and future expectations for returns on various categories of plan assets. The following weighted average assumptions were used to determine our year-end benefit obligations and net periodic pension cost under the plans:

                                            U.S. Plans                    Non-U.S. Plans
------------------------------    -----------------------------    -----------------------------
Year-End Benefit Obligations        2004       2003       2002       2004       2003       2002
------------------------------    -----------------------------    -----------------------------
Discount rate                       6.00%      6.70%      7.25%      5.65%      6.43%      6.63%
Rate of compensation increase       3.50%      4.00%      4.00%      3.48%      3.95%      4.00%
------------------------------    -----------------------------    ----------------------------

                                            U.S. Plans                    Non-U.S. Plans
------------------------------    -----------------------------    -----------------------------
Net Periodic Pension Cost           2004       2003       2002       2004       2003       2002
------------------------------    -----------------------------    -----------------------------
Discount rate                       6.70%      7.25%      7.50%      6.43%      6.63%      6.63%
Expected return on plan assets      8.75%      9.00%      9.00%      7.25%      8.25%      8.13%
Rate of compensation increase       4.00%      4.00%      4.00%      3.95%      4.00%      4.00%
------------------------------    -----------------------------    ----------------------------

                     RPM International Inc. and Subsidiaries

      The following tables illustrate the weighted average actual and target allocation of plan assets:

                                     U.S. Plans
                          -------------------------------
                                             Actual Asset
                               Target         Allocation
                            Allocation as    ------------
                          of February 2004   2004    2003
-----------------------   ----------------   ------------
Equity securities                70%          70%     51%
Fixed income securities          25%          21%     25%
Cash                              5%           5%     24%
Other                                          4%
-----------------------   ---------          -----------
Total assets                    100%         100%    100%
=======================   =========          ===========

                                    Non-U.S. Plans
                          -------------------------------
                                             Actual Asset
                               Target         Allocation
                            Allocation as    ------------
                          of February 2004   2004    2003
-----------------------   ----------------   ------------
Equity securities                49%          59%     58%
Fixed income securities          47%          38%     40%
Cash                              1%           1%      2%
Property and other                3%           2%
-----------------------   ---------          -----------
Total assets                    100%         100%    100%
=======================   =========          ===========

      The primary objective for the investments of the Retirement Plan is to provide for long-term growth of capital without undue exposure to risk. This is accomplished by utilizing a strategy of equities, fixed income securities and cash equivalents in a mix that is conducive to participation in a rising market, while allowing for adequate protection in a falling market. The Plan Investment Committee oversees the investment allocation process, which includes the selection and evaluation of investment managers, the determination of investment objectives and risk guidelines, and the monitoring of actual investment performance. In order to properly manage investment risk, plan policy prohibits short selling, securities lending, financial futures, options and other specialized investments, except for certain alternative investments specifically approved by the Investment Committee. The Investment Committee reviews, on a quarterly basis, reports of actual plan investment performance provided by independent third parties, in addition to its review of the plan investment policy on an annual basis.

      Outside the U.S., the investment objectives are similar, subject to local regulations. In general, investments are managed by private investment managers, reporting to our Investment Committee on a regular basis.

      In addition to the defined benefit pension plans discussed above, we also sponsor employee savings plans under Section 401(k) of the Internal Revenue Code, which cover many employees in the United States. The majority of the plans provide for matching contributions based upon qualified employee contributions. Matching contributions are invested in the same manner in which the participants invest their own contributions. Matching contributions charged to income were $7.8 million, $6.1 million and $5.2 million for the years ended May 31, 2004, 2003 and 2002, respectively.

NOTE G - POSTRETIREMENT HEALTH CARE BENEFITS

      We sponsor several unfunded health care benefit plans for certain of our retired employees. Eligibility for these benefits is based upon minimum age and service requirements. The following table illustrates the effect on operations of these plans for the three years ended May 31, 2004:

               (In thousands)                   2004       2003       2002
---------------------------------------------------------------------------
Service cost -
     Benefits earned during this period       $   216    $   177    $   131
Interest cost on the accumulated obligation     1,030        974        945
Amortization of unrecognized (gains)                         (47)       (51)
---------------------------------------------------------------------------
NET PERIODIC POSTRETIREMENT EXPENSE           $ 1,246    $ 1,104    $ 1,025
===========================================================================

                     RPM International Inc. and Subsidiaries

      The changes in the benefit obligations of the plans at May 31, 2004 and 2003 were as follows:

              (In thousands)                    2004        2003
------------------------------------------------------------------
Accumulated postretirement benefit
   obligation at beginning of year            $ 14,854    $ 13,482
Service cost                                       216         177
Interest cost                                    1,030         974
Benefit payments                                (1,037)       (933)
Actuarial (gains) losses                         2,666         839
Currency exchange rate changes                     551         315
------------------------------------------------------------------
Accumulated postretirement benefit
   obligation at end of year                    18,280      14,854
Unrecognized actuarial gains (losses)           (2,612)         86
------------------------------------------------------------------
ACCRUED POSTRETIREMENT HEALTH CARE BENEFITS   $ 15,668    $ 14,940
==================================================================

      A measurement date of May 31, 2004 was used to determine postretirement benefit measurements outlined above.

      A 6.0% general discount rate was used in determining the accumulated postretirement benefit obligation as of May 31, 2004 (6.7% for 2003). A general discount rate of 6.7% was used to determine the net periodic postretirement expense for the year ended May 31, 2004 (7.25% for 2003). Also used in determining the year-end accumulated postretirement benefit obligation was a 10.0% increase in the cost of covered health care benefits for fiscal 2004 (9.0% for 2003). This trend rate in all cases is assumed to decrease to 5.0% after several years and remain at that level thereafter, except for various union plans, which will cap at alternate benefit levels. A health care cost trend rate of 9.0% was used in measuring the net periodic postretirement expense for the year ended May 31, 2004 (8.0% for 2003). Increasing the health care costs trend rate by 1.0% would have increased the accumulated postretirement benefit obligation as of May 31, 2004 by $2.4 million and the net postretirement expense by $0.2 million. Decreasing the health care costs trend rate by 1.0% would have decreased the accumulated postretirement benefit obligation as of May 31, 2004 by $2.0 million and the net postretirement expense by $0.2 million.

      The Medicare Prescription Drug, Improvement and Modernization Act (the "Act") was enacted on December 8, 2003. The Act introduces a prescription drug benefit under Medicare Part D, in addition to a federal subsidy to sponsors of postretirement benefit plans that provide a prescription drug benefit that is at least actuarially equivalent to Medicare Part D. In accordance with FASB Staff Position No. FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," we have elected to defer recognition of the Act. Therefore, the effects of this Act have not been reflected in the accumulated postretirement benefit obligation or net periodic postretirement benefit cost.

      Upon clarification of accounting for the Act, we may be required to change previously reported information. Also upon clarification, we may choose to amend our postretirement medical plan to reflect the benefits of the Act.

NOTE H - CONTINGENCIES AND LOSS RESERVES

      Accrued loss reserves and asbestos-related liabilities consist of the following:

                May 31                        2004       2003
---------------------------------------------------------------
            (In thousands)
Accrued product liability reserves          $ 47,402   $ 53,207
Accrued warranty reserves                      5,670      6,328
Accrued environmental reserves                 3,627      4,695
---------------------------------------------------------------
Accrued loss reserves - current               56,699     64,230
Asbestos-related liabilities - current        47,500     41,583
---------------------------------------------------------------
TOTAL RESERVES - CURRENT                    $104,199   $105,813
===============================================================
Accrued warranty reserves - noncurrent      $  5,579   $  7,781
Asbestos-related liabilities - noncurrent     43,107    103,000
---------------------------------------------------------------
TOTAL RESERVES - NONCURRENT                 $ 48,686   $110,781
===============================================================

      We provide, through our wholly owned insurance subsidiaries, certain insurance coverage, primarily product liability, to our other subsidiaries. Excess coverage is provided by outside carriers. The reserves reflected above provide for these potential losses as well as other uninsured claims. In fiscal 2003, product liability reserves increased to $53.2 million, or by approximately $16.5 million, as a result of a preliminary determination of liability under

                     RPM International Inc. and Subsidiaries
a proposed class action lawsuit settlement covering Dryvit's exterior insulated finish systems product line. The liability was substantially covered by excess coverage from outside insurance carriers, and offsetting receivables were recorded at that time. Portions of those receivables have already been funded in cash at the end of fiscal 2004, with the remainder reflected as short- and long-term receivables. The increase in the accrual in 2003 relating to the class action lawsuit had no impact on our statement of operations as a result of the outside insurance funding. This accrual increase is expected to be a one-time event, caused by the class action lawsuit. Accrual movement has returned to historic patterns in fiscal 2004.

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

      The rate at which plaintiffs filed asbestos-related suits against Bondex increased in the fourth quarter of 2002 and the first two quarters of 2003, influenced by the bankruptcy filings of numerous other defendants in asbestos-related litigation. Based on the significant increase in asbestos claims activity, which in many cases disproportionately increased Bondex's exposure in joint and several liability law states, our third-party insurance was depleted within the first fiscal quarter of 2004, as previously reported. Our third-party insurers historically had been responsible, under various cost-sharing arrangements, for the payment of approximately 90% of the indemnity and defense costs associated with our asbestos litigation. Prior to this sudden precipitous increase in loss rates, the combination of book loss reserves and insurance coverage was expected to adequately cover asbestos liabilities for the foreseeable future. We have reserved our rights with respect to various of our third-party insurers' claims of exhaustion, and in late calendar 2002 commenced reviewing our known insurance policies to determine whether other insurance limits may be available to cover our asbestos liabilities. As a result of this examination and as previously disclosed, certain of our subsidiaries filed a complaint for declaratory judgment, breach of contract and bad faith against various third-party insurers, challenging their assertion that their policies covering asbestos-related claims have been exhausted. Since the July 3, 2003 filing in Ohio, this action was combined with a related case and, pursuant to a December 9, 2003 case management order, the parties are to complete discovery by April 30, 2005. The court order provides other deadlines for various stages of the case, including dispositive motions, and the court has established a trial date of March 6, 2006. It is possible that these dates may be modified as the case progresses. We are unable at the present time to predict the timing or ultimate outcome of this litigation. Consequently, we are unable to predict whether, or to what extent, any additional insurance may be available to cover a portion of our asbestos liabilities. We have not included any potential benefits from this litigation either in our financial statements or in calculating the $140.0 million reserve, which was established in the fourth quarter of fiscal 2003. Our wholly owned captive insurance companies have not provided any insurance or re-insurance coverage of any asbestos-related claims.

      During the last seven months of 2003, new state liability laws were enacted in three states (Ohio, Mississippi and Texas) where more than 80% of the claims against Bondex were pending. Effective dates for the last two of the law changes were April 8, 2003 and July 1, 2003. The changes generally provided for liability to be determined on a "proportional cause" basis, thereby limiting Bondex's responsibility to only its share of the alleged asbestos exposure. At the end of 2003, the ultimate impact of these initial state law changes was difficult to predict given the limited time following enactment. The full influence of these initial state law changes on legal settlement values was not expected to be significantly visible until the latter part of fiscal 2004. Claims in the three subject states at year-end 2004 represent approximately 70% of aggregate claims. During the third and fourth quarters of 2004, two of the three previously mentioned states that adopted "proportional cause" liability in 2003 passed additional legislation impacting asbestos liability lawsuits. Among the recent changes are enhanced medical criteria and product identification to be presented by plaintiffs in litigation. While there have been some changes in the type of claims filed in

                     RPM International Inc. and Subsidiaries
certain of these states, the ultimate influence these law changes may have on future claims activity and settlement values remains uncertain.

      At the end of 2002 and through the third quarter of 2003, Bondex had concluded it was not possible to estimate its cost of disposing of asbestos-related claims that might be filed against Bondex in the future due to a number of reasons, including its lack of sufficient comparable loss history from which to assess either the number or value of future asbestos-related claims. During the fourth quarter of 2003, Bondex retained a nationally recognized consulting firm with broad experience in estimating resolution costs associated with mass tort litigation, including asbestos, to assist it in analyzing its loss history data, to evaluate whether it would be possible to estimate the cost of disposing of pending claims in light of both past and recent loss history, and to assist in determining whether future asbestos-related claims reasonably expected to be filed against Bondex were measurable, given recent changes in various state laws.

      Bondex provided the consultants with all relevant data regarding asbestos-related claims filed against Bondex through May 31, 2003. Management, with the consultants' input, concluded that it was not possible to currently estimate the full range of the cost of resolving future asbestos-related claims against Bondex because of various uncertainties associated with those potential future claims. These uncertainties, which hindered the consultant's and Bondex's ability to project future claim volumes and resolution costs, included the following:

- The bankruptcies of other companies facing large asbestos liability were a likely contributing cause of a sharp increase in filings against many defendants, including Bondex.

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

      At May 31, 2003, we could not estimate the liability that would result from all future claims. We established a reserve for those pending cases that had progressed to a stage where the cost to dispose of these cases could reasonably be estimated. The estimation of even pending cases was and is always difficult due to the dynamic nature of asbestos litigation. The estimated range of potential loss covering measurable known asbestos claims and a provision for future claims that were estimable at May 31, 2003 was $140.0 million to $145.0 million. Accordingly, we established a reserve equal to the lower end of this range of potential loss by taking an asbestos charge to 2003 operations of $140.0 million. We believed then and continue to believe that the asbestos reserve would be sufficient to cover asbestos-related cash flow requirements over the estimated three-year life of the reserve. The $140.0 million charge also includes $15.0 million in total projected defense costs over the estimated three-year life of the reserve. Additionally, Bondex's share of costs (net of then-available third-party insurance) for asbestos-related product liability was $6.7 million and $2.8 million for the years ended May 31, 2003 and 2002, respectively.

      We recognize that future facts, events and legislation, both state and/or federal, may alter our estimates of both pending and future claims. We cannot estimate possible liabilities in excess of those accrued because we cannot predict the number of additional claims that may be filed in the future, the grounds for such claims, the damages that may be demanded, the probable outcome, or the impact of the last 16 months of state law changes and pending federal legislation on prospective asbestos claims. Subject to the foregoing variables, including the timing and impact of such variables, our asbestos reserve should be sufficient to cover asbestos-related cash flow requirements through fiscal 2006. It is, however, reasonably possible that our actual costs for claims could differ from current estimates, but, based upon information presently available, such future costs are not expected to have a material effect on our competitive or financial position or our ongoing operations. However, our existing reserve will not likely be adequate to cover the costs of future claims beyond the three-year period contemplated by the reserve. Accordingly, it is probable that an additional charge will be required in some future period as those unforeseeable claims (as of the time the reserve was established) become measurable. Any such future charge, when taken, could therefore have a material impact on our results in such period.

                     RPM International Inc. and Subsidiaries

      In conjunction with outside advisors, we will continue to study our asbestos-related exposure and regularly evaluate the adequacy of this reserve and the related cash flow implications in light of actual claims experience, the impact of state law changes and the evolving nature of federal legislative efforts to address asbestos litigation. We will continue to explore all feasible alternatives available to resolve our asbestos-related exposure in a manner consistent with the best interests of our Stockholders.

      The following table illustrates the movement of current and long-term asbestos-related liabilities for the three years ended May 31, 2004:

                                           Additions
                                          Charged to
                          Balance at   Selling, General    Deductions    Balance at
                          Beginning          and           (Primarily      End of
   (In thousands)         of Period     Administrative    Claims Paid)     Period
-----------------------------------------------------------------------------------
Year ended May 31, 2004    $144,583                         $ 53,976     $ 90,607
Year ended May 31, 2003       3,377        $146,650            5,444      144,583
Year ended May 31, 2002       3,117           2,754            2,494        3,377
---------------------------------------------------------------------------------

      In addition, like others in similar businesses, we are involved in several proceedings relating to environmental matters. It is our policy to accrue remediation costs when it is probable that such efforts will be required and the related costs can be reasonably estimated. These liabilities are undiscounted and do not take into consideration any possible recoveries of future insurance proceeds or claims against third parties. Provision for estimated warranty costs is recorded at the time of sale and periodically adjusted to reflect actual experience.

      Due to the uncertainty inherent in the loss reserve estimation process, we are unable to estimate an additional range of loss in excess of our accruals. It is at least reasonably possible that actual costs will differ from estimates, but, based upon information presently available, such future costs are not expected to have a material adverse effect on our competitive or financial position or our ongoing results of operations. However, such costs could be material to results of operations in a future period.

NOTE I - SEGMENT INFORMATION

      We operate a portfolio of businesses that manufacture and sell a variety of specialty paints, protective coatings and roofing systems, sealants and adhesives. We manage our portfolio by organizing our businesses into two operating segments - industrial and consumer - based on the nature of business activities, products and services; the structure of management; and the structure of information as presented to our Board of Directors. Within each segment, individual operating companies or groups of companies generally address common markets, utilize similar technologies, and can share manufacturing or distribution capabilities.

      In addition to two operating segments, there are certain business activities, referred to as corporate/other, that do not constitute an operating segment, including corporate headquarters and related administrative expenses, results of our captive insurance companies, gains or losses on the sales of certain assets, and other expenses not directly associated with either operating segment. Related assets consist primarily of investments, prepaid expenses, deferred pension assets, and headquarters property and equipment. These corporate and other assets and expenses reconcile operating segment data to total consolidated net sales, income before income taxes, identifiable assets, capital expenditures, and depreciation and amortization.

      The nine largest consumer segment customers represented approximately 25%, 24% and 24% of our consolidated net sales and approximately 55%, 53% and 50% of consumer segment net sales for 2004, 2003 and 2002, respectively. Sales to The Home Depot represented 12%, 12% and 11% of our consolidated net sales and 26%, 25% and 24% of consumer segment net sales for 2004, 2003 and 2002, respectively.

      We reflect income from our joint ventures on the equity method, and receive royalties from our licensees. Total income from royalties and joint ventures amounted to approximately 2% or less of income before income taxes for each of the periods presented, and is therefore included

                     RPM International Inc. and Subsidiaries
as an offset to selling, general and administrative expenses. Export sales amounted to less than 10% of net sales for each of the three years presented.

      The following table reflects the results of our operating segments consistent with our management philosophy, and represents the information we utilize, in conjunction with various strategic, operational and other financial performance criteria, in evaluating the performance of our portfolio of businesses.

   Year Ended May 31            2004           2003           2002
---------------------------------------------------------------------
    (In thousands)
SEGMENT INFORMATION
Net Sales
     Industrial             $ 1,272,781    $ 1,117,877    $ 1,053,632
     Consumer                 1,068,791        965,612        932,494
     Corporate/Other
---------------------------------------------------------------------
     TOTAL                  $ 2,341,572    $ 2,083,489    $ 1,986,126
=====================================================================
Income Before
     Income Taxes
     Industrial             $   140,706    $   122,568    $   106,703
     Consumer                   142,852        131,100        117,717
     Corporate/Other            (65,942)      (205,815)       (70,296)
---------------------------------------------------------------------
     TOTAL                  $   217,616    $    47,853    $   154,124
=====================================================================
Identifiable Assets
     Industrial             $ 1,111,978    $ 1,067,916    $   962,742
     Consumer                 1,087,239      1,038,350      1,000,928
     Corporate/Other            153,902        140,945        115,174
---------------------------------------------------------------------
     TOTAL                  $ 2,353,119    $ 2,247,211    $ 2,078,844
=====================================================================
Capital Expenditures
     Industrial             $    26,043    $    18,741    $    17,743
     Consumer                    23,303         22,095         20,559
     Corporate/Other              1,907            978          1,629
---------------------------------------------------------------------
     TOTAL                  $    51,253    $    41,814    $    39,931
=====================================================================
Depreciation and
     Amortization
     Industrial             $    30,764    $    27,537    $    26,883
     Consumer                    29,503         29,216         28,605
     Corporate/Other              3,010          1,921          1,371
---------------------------------------------------------------------
     TOTAL                  $    63,277    $    58,674    $    56,859
=====================================================================
GEOGRAPHIC INFORMATION
Net Sales (based on
     shipping location)
     United States          $ 1,873,257    $ 1,683,435    $ 1,615,159
---------------------------------------------------------------------
     Foreign
         Canada                 175,493        147,063        135,694
         Europe                 207,557        175,657        158,328
         Other Foreign           85,265         77,334         76,945
---------------------------------------------------------------------
     Total Foreign              468,315        400,054        370,967
---------------------------------------------------------------------
         TOTAL              $ 2,341,572    $ 2,083,489    $ 1,986,126
=====================================================================
Assets Employed
     United States          $ 1,887,414    $ 1,831,666    $ 1,706,128
---------------------------------------------------------------------
     Foreign
         Canada                 154,815        151,771        147,568
         Europe                 242,063        197,654        160,426
         Other Foreign           68,827         66,120         64,722
---------------------------------------------------------------------
     Total Foreign              465,705        415,545        372,716
---------------------------------------------------------------------
         TOTAL              $ 2,353,119    $ 2,247,211    $ 2,078,844
=====================================================================

NOTE J - QUARTERLY INFORMATION (UNAUDITED)

      The following is a summary of the quarterly results of operations for the years ended May 31, 2004 and 2003:

                                                          For Quarter Ended
-------------------------------------------------------------------------------------------
(In thousands, except per share amounts)   August 31   November 30   February 29    May 31
-------------------------------------------------------------------------------------------
2004
Net Sales                                   $590,091     $589,834      $480,769    $680,878
Gross Profit                                $276,111     $265,868      $210,594    $312,627
Net Income                                  $ 47,672     $ 35,223      $  6,018    $ 52,973
BASIC EARNINGS PER SHARE                    $   0.41     $   0.30      $   0.05    $   0.46
DILUTED EARNINGS PER SHARE                  $   0.41     $   0.30      $   0.05    $   0.45
-------------------------------------------------------------------------------------------
DIVIDENDS PER SHARE                         $  0.130     $  0.140      $  0.140    $  0.140
===========================================================================================

                                                           For Quarter Ended
-------------------------------------------------------------------------------------------
(In thousands, except per share amounts)   August 31   November 30   February 28    May 31
-------------------------------------------------------------------------------------------
2003
Net Sales                                     $ 542,413   $ 517,968   $ 433,562   $ 589,546
Gross Profit                                  $ 258,111   $ 232,771   $ 185,380   $ 273,020
Net Income (Loss)                             $  44,173   $  29,640   $   4,883   $ (43,369)
BASIC AND DILUTED EARNINGS (LOSS) PER SHARE   $    0.38   $    0.26   $    0.04   $   (0.38)
-------------------------------------------------------------------------------------------
DIVIDENDS PER SHARE                           $   0.125   $   0.130   $   0.130   $   0.130
===========================================================================================

      Quarterly earnings per share may not total to the yearly earnings per share due to the weighted average number of shares outstanding in each quarter.

                     RPM International Inc. and Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
RPM INTERNATIONAL INC. AND SUBSIDIARIES
MEDINA, OHIO

      We have audited the accompanying consolidated balance sheets of RPM International Inc. and Subsidiaries as of May 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended May 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RPM International Inc. and Subsidiaries at May 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 2004, in conformity with U.S. generally accepted accounting principles.

CIULLA, SMITH & DALE, LLP
Cleveland, Ohio
July 2, 2004


                     RPM International Inc. and Subsidiaries