Form 10-K, Exhibit 13
period 2005-05-31
RPM INTERNATIONAL INC/DE/
filed 2005-08-15
CIK 110621

Exhibit 13.1
MANAGEMENT’S
          DISCUSSION and ANALYSIS
     of RESULTS of OPERATIONS
and FINANCIAL CONDITION
SEGMENT INFORMATION
     We operate a portfolio of businesses that manufacture and sell a variety of specialty paints, protective coatings and roofing systems, sealants and adhesives. We manage our portfolio by organizing our businesses into two operating segments — industrial and consumer — based on the nature of business activities; products and services; the structure of management; and the structure of information as presented to our Board of Directors. Within each segment, individual operating companies or groups of companies generally address common markets, utilize similar technologies, and can share manufacturing or distribution capabilities. We evaluate the profit performance of our segments based on earnings before interest and taxes (“EBIT”) because interest expense is essentially related to corporate acquisitions, as opposed to segment operations.
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
     In addition to two operating segments, there are certain business activities, referred to as corporate/other, that do not constitute an operating segment, including corporate headquarters and related administrative expenses, results of our captive insurance companies, gains or losses on the sales of certain assets and other expenses not directly associated with either operating segment. Related assets consist primarily of investments, prepaid expenses, deferred pension assets, and headquarters’ property and equipment. These corporate and other assets and expenses reconcile operating segment data to total consolidated net sales, income before income taxes, identifiable assets, capital expenditures, and depreciation and amortization.
     The following table reflects the results of our operating segments consistent with our management philosophy, and represents the information we utilize, in conjunction with various strategic, operational and other financial performance criteria, in evaluating the performance of our portfolio of businesses. For further information pertaining to our segments, refer to Note I, “Segment Information,” to our Consolidated Financial Statements.
RPM International Inc. and Subsidiaries

SEGMENT INFORMATION
(In thousands)

Year Ended May 31	2005		2004	2003

Net Sales
Industrial	$1,441,548		$1,272,781	$1,117,877
Consumer	1,114,187		1,034,772	935,605
Corporate/Other

Consolidated	$2,555,735		$2,307,553	$2,053,482

Income Before Income Taxes(a)
Industrial Segment
Income Before Income Taxes(a)	$168,578		$140,706	$122,568
Interest (Expense), Net	532		192	253

Earnings Before Interest and Taxes (“EBIT”)(b)	$168,046		$140,514	$122,315

Consumer Segment
Income Before Income Taxes(a)	$147,601		$142,852	$131,100
Interest (Expense), Net	415		104	(284)

Earnings Before Interest and Taxes (“EBIT”)(b)	$147,186		$142,748	$131,384

Corporate/Other
(Loss) Before Income Taxes(a)	$(152,451	)(c)	$(65,942)	$(205,815	)(c)
Interest (Expense), Net	(36,325)		(29,241)	(26,681)

(Loss) Before Interest and Taxes (“EBIT”)(b)	$(116,126)		$(36,701)	$(179,134)

Consolidated
Income Before Income Taxes(a)	$163,728		$217,616	$47,853
Interest (Expense), Net	(35,378)		(28,945)	(26,712)

Earnings Before Interest and Taxes (“EBIT”)(b)	$199,106		$246,561	$74,565

(a)	The presentation includes a reconciliation of Income Before Income Taxes, a measure defined by Generally Accepted Accounting Principles (GAAP) in the United States, to EBIT.

(b)	EBIT is defined as earnings before interest and taxes. We evaluate the profit performance of our segments based on income before income taxes, but also look to EBIT as a performance evaluation measure because interest expense is essentially related to corporate acquisitions, as opposed to segment operations. We believe EBIT is useful to investors for this purpose as well, using EBIT as a metric in their investment decisions. EBIT should not be considered an alternative to, or more meaningful than, operating income as determined in accordance with GAAP, since EBIT omits the impact of interest and taxes in determining operating performance, which represent items necessary to our continued operations, given our level of indebtedness and ongoing tax obligations. Nonetheless, EBIT is a key measure expected by and useful to our fixed income investors, rating agencies and the banking community all of whom believe, and we concur, that this measure is critical to the capital markets’ analysis of our segments’ core operating performance. We also evaluate EBIT because it is clear that movements in EBIT impact our ability to attract financing. Our underwriters and bankers consistently require inclusion of this measure in offering memoranda in conjunction with any debt underwriting or bank financing. EBIT may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results.

(c)	The asbestos charge, reflected in Corporate/Other, relates primarily to our Bondex International, Inc. subsidiary.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
     Our consolidated financial statements include the accounts of RPM International Inc. and its majority-owned subsidiaries. Preparation of our financial statements requires the use of estimates and assumptions that affect the reported amounts of our assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We continually evaluate these estimates, including those related to allowances for doubtful accounts; inventories; allowances for recoverable taxes; useful lives of property. plant and equipment; goodwill; environmental and other contingent liabilities; income tax valuation allowances; pension plans; and the fair value of financial instruments. We base our estimates on historical experience and other assumptions, which we believe to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying value of our assets and liabilities. Actual results may differ from these estimates under different assumptions and conditions.
     We have identified the following accounting policies that are critical to our financial statements.
RPM International Inc. and Subsidiaries

Revenue Recognition
     Revenues are recognized when realized or realizable, and when earned. In general, this is when title and risk of loss passes to the customer. Further, revenues are realizable when we have persuasive evidence of a sales arrangement, the product has been shipped or the services have been provided to the customer, the sales price is fixed or determinable, and collectibility is reasonably assured. We reduce our revenues for estimated customer returns and allowances, and for certain rebates, sales incentives, and promotions in the same period the related sales are recorded.
Translation of Foreign Currency Financial Statements and Foreign Currency Transactions
     Our reporting currency is the U.S. dollar. However, the functional currency of all of our foreign subsidiaries is their local currency. We translate the amounts included in our consolidated statements of income from our foreign subsidiaries into U.S. dollars at weighted average exchange rates, which we believe are fairly representative of the actual exchange rates on the dates of the transactions. Our foreign subsidiaries’ assets and liabilities are translated into U.S. dollars from local currency at the actual exchange rates as of the end of each reporting date, and we record the resulting foreign exchange translation adjustments in our consolidated balance sheets as a component of accumulated other comprehensive income (loss). Translation adjustments will be included in net earnings in the event of a sale or liquidation of any of our underlying foreign investments, or in the event that we distribute the accumulated earnings of consolidated foreign subsidiaries. If we determine that the functional currency of any of our foreign subsidiaries should be the U.S. dollar, our financial statements would be affected. Should this occur, we would adjust our reporting to appropriately account for such change(s).
     As appropriate, we use permanently invested intercompany loans as a source of capital to reduce exposure to foreign currency fluctuations at our foreign subsidiaries. These loans are treated as analogous to equity for accounting purposes. Therefore, foreign exchange gains or losses on these intercompany loans are recorded in other comprehensive income (loss). If we were to determine that the functional currency of any of our subsidiaries should be the U.S. dollar, we would no longer record foreign exchange gains or losses on such intercompany loans.
Goodwill
     We apply the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” which addresses the initial recognition and measurement of goodwill and intangible assets acquired in a business combination. We also apply the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” which requires that goodwill be tested on an annual basis, or more frequently as impairment indicators arise. We have elected to perform the required impairment tests, which involve the use of estimates related to the fair market values of the business operations with which goodwill is associated, at the end of our first quarter. Calculating the fair market value of the reporting units requires significant estimates and assumptions by management. We estimate the fair value of our reporting units by applying third-party market value indicators to the respective reporting unit’s annual projected earnings before interest, taxes, depreciation and amortization. In applying this methodology, we rely on a number of factors, including future business plans, actual operating results and market data. In the event that our calculations indicate that goodwill is impaired, a fair value estimate of each tangible and intangible asset would be established. This process would require the application of discounted cash flows expected to be generated by each asset in addition to independent asset appraisals, as appropriate. Cash flow estimates are based on our historical experience and our internal business plans, and appropriate discount rates are applied. Losses, if any, resulting from goodwill impairment tests would be reflected in operating income in our income statement.
Other Long-Lived Assets
     We assess identifiable non-goodwill intangibles and other long-lived assets for impairment whenever events or changes in facts and circumstances indicate the possibility that the carrying value may not be recoverable. Factors considered important, which might trigger an impairment evaluation, include the following:
•	significant under-performance relative to historical or projected future operating results;

•	significant changes in the manner of our use of the acquired assets;

•	significant changes in the strategy for our overall business; and

•	significant negative industry or economic trends.
     Measuring a potential impairment of non-goodwill intangibles and other long-lived assets requires various estimates and assumptions, including determining which cash flows are directly related to the asset being evaluated, the useful life over which those cash flows will occur, their amount and the asset’s residual value, if any. If we determine that the carrying value of these assets may not be
RPM International Inc. and Subsidiaries

recoverable based upon the existence of one or more of the above-described indicators, any impairment would be measured based on projected net cash flows expected from the asset(s), including eventual disposition. The determination of impairment loss would be based on the best information available, including internal discounted cash flows, quoted market prices when available and independent appraisals as appropriate to determine fair value. Cash flow estimates would be based on our historical experience and our internal business plans, with appropriate discount rates applied. We have not incurred any impairment loss to date.
Deferred Income Taxes
     The provision for income taxes is calculated in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” which requires the recognition of deferred income taxes using the liability method. Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and certain changes in valuation allowances. We provide valuation allowances against deferred tax assets if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.
     In determining the adequacy of the valuation allowance, management considers cumulative and anticipated amounts of domestic and international earnings or losses, anticipated amounts of foreign source income, as well as the anticipated taxable income resulting from the reversal of future taxable temporary differences.
     We intend to maintain the recorded valuation allowances until sufficient positive evidence (for example, cumulative positive foreign earnings or additional foreign source income) exists to support a reversal of the tax valuation allowances.
Contingencies
     We are party to claims and lawsuits arising in the normal course of business, including the various asbestos-related suits discussed herein and in Note H to our Consolidated Financial Statements. Although we cannot precisely predict the amount of any liability that may ultimately arise with respect to any of these matters, we record provisions when we consider the liability probable and reasonably estimable. The provisions are based on historical experience and legal advice, are reviewed quarterly and are adjusted according to developments. Estimating probable losses requires analysis of multiple forecasted factors that often depend on judgments about potential actions by third parties such as regulators, courts and state and federal legislatures. Changes in the amount of the provisions affect our consolidated statements of income. Due to the inherent uncertainties in the loss reserve estimation process, we are currently unable to estimate an additional range of loss in excess of our accruals. We may incur asbestos costs in addition to any amounts reserved, which may have a material adverse effect on our financial condition, results of operations or cash flows.
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
RESULTS OF OPERATIONS
Fiscal 2005 Compared with Fiscal 2004
     Net Sales Net sales for the year ended May 31, 2005 of $2.556 billion increased 10.8 percent, or $248.2 million, over last year’s net sales of $2.308 billion. Contributing to this improvement over last year was the continued growth in organic sales of $187.6 million, or 8.1 percent (1.9 percent pricing), plus eight small acquisitions in their first year with us, net of one small divestiture, supplying another 1.3 percent growth in sales, or $28.4 million. Favorable foreign exchange rates, relating primarily to the euro ($16.3 million) and the Canadian dollar ($12.0 million), provided the remaining 1.4 percent, or $32.2 million, of the growth in sales over last year.
     Industrial segment net sales grew 13.3 percent to $1.442 billion from last year’s $1.273 billion, comprising 56.0 percent of the current year’s consolidated net sales. This segment’s net sales growth comes primarily from
RPM International Inc. and Subsidiaries

organic sales growth of 9.4 percent (1.3 percent pricing), another 1.9 percent from favorable foreign exchange differences, and six small acquisitions, net of the one small divestiture, added the remaining 2.0 percent of growth to industrial sales. There were notable organic sales improvements among powder coatings, corrosion control coatings, roofing, including services, and in construction sealants, admixtures and exterior insulating finishes, with much of this latter growth related to increased U.S. commercial construction activity. The demand for most of our industrial product lines has increased as the economy in general, and the industrial sector in particular, have improved. We continue to secure new business and grow market share among our industrial segment operations.
     Consumer segment net sales grew 7.7 percent to $1.114 billion from last year’s $1.035 billion, comprising 44.0 percent of consolidated net sales. Organic sales growth added 6.6 percent (2.6 percent pricing) to the consumer segment sales total, in addition to 0.8 percent from favorable foreign exchange differences. Two small bolt-on product line acquisitions provided the remaining 0.3 percent of sales growth. There were notable organic sales improvements among wood care products, primer-sealers, caulks and sealants and small-project paints and coatings. This strong organic growth is the result of fairly steady retail demand by the consumer throughout 2005, coupled with continuous product development among our businesses.
     Gross Profit Margin Consolidated gross profit margin of 43.3 percent of net sales for 2005 declined from 44.7 percent a year ago. Continued higher costs of raw materials, particularly petroleum-based, impacted this margin by approximately 260 basis points (“bps”)(2.6%), and, combined with a lower-margin mix of sales among product lines and services, more than offset margin benefits generated primarily from the leverage of higher organic sales volume and price increases (170 bps) implemented by our businesses.
     Industrial segment gross profit margin for 2005 declined to 44.8 percent of net sales from 45.7 percent last year. The principal factors contributing to the decline in gross margins in this segment were continued higher raw material costs, which impacted margins by approximately 170 bps, partly offset by price increases of approximately 120 bps, and a lower-margin mix of sales.
     Consumer segment gross profit margin for the year declined to 41.3 percent of net sales from 43.4 percent last year. There was approximately 370 bps of negative margin impact from higher raw material and packaging costs in this segment, plus certain changes in the mix of sales this year which exceeded the 240 bps benefit from price increases implemented during 2005 plus margin leverage from the higher organic sales volume.
     Selling, General and Administrative Expenses (“SG&A”) Consolidated SG&A expense levels improved 150 bps to 32.5 percent of net sales compared with 34.0 percent a year ago. The leverage of organic sales growth over last year was the primary contributing factor to the improvement in this category. The higher cost of fuel, which contributed to higher distribution costs over last year (30 bps), this year’s adoption of SFAS No. 123 (refer to Notes A and D), in combination with the expensing of initial grants under the 2004 Omnibus Equity and Incentive Plan (the “Omnibus Plan”)(20 bps), increased compensation and other growth-related investments partially offset these gains.
     Industrial segment SG&A improved by 150 bps to 33.2 percent of net sales in 2005 from 34.7 percent a year ago. The main contributors to SG&A improvement were the leverage of organic sales growth along with cost containment and other savings programs. These improvements were partially offset by higher distribution costs (30 bps), increased compensation (50 bps) and other growth-related investments.
     Consumer segment SG&A improved by 160 bps to 28.1 percent of net sales for the year compared with 29.7 percent a year ago. This segment’s organic growth in sales over last year also provided leverage benefits along with continued cost containment and other savings programs. Partly offsetting these benefits were increased compensation and other growth-related investments made in this segment, in addition to increased fuel-related distribution costs (30 bps).
     Corporate/Other costs increased during this year to $38.1 million from $36.7 million last year. Generally lower insurance costs (approximately $3.1 million) and certain other expense reductions partly offset higher costs related to the combination of this year’s adoption of SFAS No. 123 and the expensing of initial grants under the Omnibus Plan, approximating $3.8 million, as well as higher corporate governance costs, principally start-up costs related to Sarbanes-Oxley Section 404 compliance, approximating $2.0 million.
     License fee and joint venture income of $0.6 million for the year ended May 31, 2005 and $0.7 million for the year ended May 31, 2004, is reflected as a reduction of consolidated SG&A expenses.
     We recorded total net periodic pension expense of $14.5 million and $15.9 million for the years ended May 31, 2005 and 2004, respectively. Additionally, we recorded net periodic postretirement expense of $1.5 million and $1.2
RPM International Inc. and Subsidiaries

million for the years ended May 31, 2005 and 2004, respectively. The decreased pension expense of $1.4 million was largely attributable to a net improvement in the expected return on plan assets, approximating $3.3 million, combined with decreased net actuarial losses recognized, which positively impacted year-over-year expense by approximately $0.9 million. Offsetting those benefits were increased pension service and interest cost totaling approximately $2.8 million. A change of 0.25% in the discount rate or expected return on plan assets assumptions would result in $0.9 million and $0.4 million higher pension expense, respectively. The assumptions and estimates used to determine the discount rate and expected return on plan assets are more fully described in Note F, “Pension Plans,” and Note G, “Postretirement Health Care Benefits,” to our Consolidated Financial Statements. We expect that pension expense will fluctuate on a year-to-year basis depending upon the performance of plan assets, but such changes are not expected to be material as a percent of income before income taxes.
     Asbestos Charges Certain of our wholly owned subsidiaries, principally Bondex International, Inc. (Bondex), along with many other U.S. companies, are and have been involved in a large number of asbestos-related suits filed primarily in state courts during the past two decades with a vast majority of current claims pending in five states – Illinois, Ohio, Mississippi, Texas and Florida. These suits principally allege personal injury resulting from exposure to asbestos-containing products previously manufactured by the Company’s subsidiaries. The alleged claims relate primarily to products that Bondex or its predecessors sold through 1977. In many cases, plaintiffs are unable to demonstrate that they have suffered any compensable loss as a result of such exposure or that injuries incurred resulted from exposure to Bondex products.
     The rate at which plaintiffs filed asbestos-related suits against the Company’s subsidiaries, particularly Bondex, has increased since the fourth fiscal quarter of 2002, influenced by the bankruptcy filings of numerous other defendants in asbestos-related litigation. Based on the significant increase in asbestos claims activity, which in many cases disproportionately increased Bondex’s exposure in joint and several liability law states, our third-party insurance was depleted within the first fiscal quarter of 2004, as previously reported. Our third-party insurers historically had been responsible, under various cost-sharing arrangements, for the payment of approximately 90% of the indemnity and defense costs associated with our asbestos litigation. Prior to this sudden precipitous increase in loss rates, the combination of book loss reserves and insurance coverage was expected to adequately cover asbestos claims for the foreseeable future. We have reserved our rights with respect to various of our third-party insurers’ claims of exhaustion, and in late calendar 2002 commenced reviewing our known insurance policies to determine whether other insurance limits may be available to cover our asbestos liabilities.
     As a result of this examination and as previously disclosed, certain of our subsidiaries filed a complaint for declaratory judgment, breach of contract and bad faith against various third-party insurers, challenging their assertion that their policies covering asbestos-related claims have been exhausted. Since the July 3, 2003 filing in Ohio, this action was combined with a related case and, pursuant to a case management order, the parties are to complete fact discovery by March 31, 2006 and dispositive motions and expert discovery by September 1, 2006. A trial date of January 29, 2007 has been set; however, it is possible that this and other dates may be modified as the coverage case progresses.
     We are unable at the present time to predict the timing or ultimate outcome of this insurance coverage litigation. Consequently, we are unable to predict whether, or to what extent, any additional insurance may be available to cover a portion of our subsidiaries’ asbestos liabilities. We have not included any potential benefits from this litigation either in our financial statements or in calculating our asbestos reserve. Our wholly-owned captive insurance companies have not provided any insurance or re-insurance coverage for any of our subsidiaries’ asbestos-related claims.
     During 2003 and early fiscal 2004, new state liability laws were enacted in three states (Mississippi, Ohio and Texas) where at that time more than 80% of the claims against Bondex were pending. Effective dates for the last two of the law changes were April 8, 2003 and July 1, 2003. The changes generally provided for liability to be determined on a “proportional cause” basis, thereby limiting Bondex’s responsibility to only its share of the alleged asbestos exposure. During the third and fourth fiscal quarters of 2004, two of the three previously mentioned states that adopted “proportional cause” liability in 2003 passed additional legislation impacting medical criteria and product identification in asbestos-related litigation. In 2005, additional states, including Florida and Georgia have adopted various medical criteria-based asbestos legislation. While there have been some changes in the type of claims filed in certain of these states, the ultimate influence these law changes may have on future claims activity and settlement
RPM International Inc. and Subsidiaries

values is not known at this time. Claims in Mississippi, Ohio and Texas at the fiscal year ended May 31, 2005, coupled with the non-malignancy filings in Florida, currently comprise approximately 80% of the aggregate claims filed against Bondex.
     At the end of 2002 and through the third fiscal quarter of 2003, Bondex had concluded it was not possible to estimate the cost of disposing all of the asbestos-related claims that might be filed against Bondex in the future due to a number of reasons, including its lack of sufficient comparable loss history from which to assess either the number or value of any future asbestos-related claims. As previously disclosed, during the fourth fiscal quarter of 2003, Bondex retained a consulting firm to assist in analyzing its loss history data, to evaluate whether it would be possible to estimate the cost of disposing pending claims in light of both past and recent loss history, and to assist in determining whether future asbestos-related claims reasonably expected to be filed against Bondex were measurable, given recent changes in various state laws and the prospect of potential federal asbestos-related legislation.
     Bondex provided the consultants with all relevant data regarding asbestos-related claims filed against Bondex through May 31, 2003. Management, with the consultants’ input, concluded that it was not possible to currently estimate the full range of the cost of resolving all future asbestos-related claims against Bondex. Estimating the future cost of asbestos-related contingent liabilities was and continues to be subject to many uncertainties, including (i) the ultimate number of claims filed; (ii) the cost of resolving both current known and future unknown claims; (iii) the amount of insurance, if any, available to cover such claims, including the outcome of coverage litigation against the subsidiaries’ third party insurers; (iv) future earnings and cash flow of the Company’s subsidiaries; (v) the impact of bankruptcies of other companies whose share of liability may be imposed on the Company’s subsidiaries under certain state liability laws; (vi) the unpredictable aspects of the litigation process including a changing trial docket and the jurisdictions in which trials are scheduled; (vii) the outcome of any such trials including judgments or jury verdicts, as a result of our more aggressive defense posture which includes taking selective cases to verdict; (viii) the lack of specific information in many cases concerning exposure to the subsidiaries’ products and the claimants’ diseases; (ix) potential changes in applicable federal and/or state law; and (x) the potential impact of various proposed structured settlement transactions or subsidiary bankruptcies by other companies, some of which are the subject of federal appellate court review, the outcome of which could materially affect any future asbestos-related liability estimates. In addition, during both calendar years 2003 and 2005, passage by the United States Senate Judiciary Committee of proposed legislation to establish a trust fund to pay future asbestos-related claims and remove such cases from federal and state courts with industry and insurers funding the trust continues to be a significant variable that has made it increasingly difficult to predict with certainty the full exposure of future, unknown asbestos-related claims. The ongoing prospect of federal trust fund legislation is expected to continue to be a significant variable in assessing our future asbestos-related liabilities.
     Based on the foregoing considerations, at May 31, 2003, we concluded that we could not fully estimate the liability that would result from all future asbestos claims. We established a reserve for those pending cases that had progressed to a stage where the cost to dispose of these cases could, at the time, reasonably be estimated, as well as a $51.2 million provision for future unasserted claims that were estimable at May 31, 2003. The estimation of even pending cases was and is always difficult due to the dynamic nature of asbestos litigation including the variables discussed above. The estimated range of potential loss covering measurable known asbestos claims and the provision for future claims that were estimable at May 31, 2003 was $140.0 million to $145.0 million. Accordingly, we established a reserve equal to the lower end of this range of potential loss by taking an asbestos charge to fiscal 2003 operations of $140.0 million. At the time of the reserve, we believed that this asbestos reserve would be sufficient to cover asbestos-related cash flow requirements over the estimated three-year life of the reserve. The $140.0 million charge also included $15.0 million in total projected defense costs over the estimated three-year life of the reserve. By comparison, Bondex’s share of costs (net of then-available third-party insurance) for asbestos-related product liability was $6.7 million and $2.8 million for the years ended May 31, 2003 and 2002, respectively.
     Since May 31, 2003, we have reviewed and evaluated on a quarterly basis the adequacy of our asbestos reserve. The range of loss calculation for the $140.0 million reserve was based on an extensive analysis of the most critical factors that influence our asbestos-related costs including: (i) the gross number of open malignancy claims (principally mesothelioma claims) as these claims have the most significant impact on our asbestos settlement costs; (ii) historical
RPM International Inc. and Subsidiaries

and current settlement costs and dismissal rates by various categories; (iii) analysis of the jurisdiction and governing law of the states in which these claims are pending; and (iv) outside defense counsel’s opinions and recommendations with respect to the merits of such claims. Although the number of open malignancy claims has remained relatively constant, subject to some quarterly variability, since May 31, 2003 continuing through the year ended May 31, 2005, our average settlement costs for malignancy claims have declined and dismissal rates have increased. Several defense verdicts during the second half of fiscal 2004 further contributed to lower settlement values and higher dismissal rates. Our defense costs, however, have increased significantly as a result of our more aggressive defense strategy, which now includes taking selective cases to verdict.
     Based on our review of our asbestos reserve for the second quarter ended November 30, 2004, we concluded that the $56.0 million balance of the $140.0 million reserve would not likely be sufficient to cover our asbestos-related cash flow requirements for the remainder of the full three-year period originally contemplated by the reserve. Accordingly, we concluded that an increase in our existing reserve was appropriate and took an asbestos reserve adjustment of $47.0 million for the quarter ended November 30, 2004, which we believed would be sufficient to cover any incremental cash flow requirements through fiscal 2006 not covered by the $140.0 million reserve, as well as the additional cash flow requirements for the balance of our then-pending known claims and anticipated higher defense costs. Approximately $32.0 million of the $47.0 million reserve adjustment was allocated to anticipated higher future defense costs. During the third fiscal quarter ended February 28, 2005, based on a review of our then-pending known claims, coupled with a review of our defense costs, we concluded that an increase in our existing reserve was again appropriate. An asbestos reserve adjustment of $15.0 million was taken for the quarter ended February 28, 2005. With cash outlays of $21.9 million in the third quarter, our asbestos reserves aggregated $96.3 million at February 28, 2005, which we believed would be sufficient to cover the cash flow requirements for the balance of our then pending known claims and defense costs. Our $15.0 million reserve increase assumed that approximately $6.1 million will be allocated to higher future defense costs, which we expect to continue.
     During the fourth quarter ended May 31, 2005, an additional $16.0 million was added to the asbestos reserve based on management’s quarterly review of pending claims and defense costs. With cash outlays of $11.1 million during the fourth quarter, our asbestos reserves totaled $101.2 million at May 31, 2005, which we believe will be sufficient to cover the cash flow requirements for the balance of our pending known claims, including defense costs. Of the $16.0 million reserve increase, approximately $15.8 million is expected to be allocated to anticipated higher future defense costs, which we expect to continue. As previously disclosed, as we review our asbestos reserve each quarter, we will make appropriate adjustments to the reserve based on our most recent experience to ensure that it is sufficient to cover the anticipated settlement and defense costs associated with our then-pending, known claims. We will continue to evaluate the appropriateness of estimating the value of any potential future unknown asbestos claims and at such time as we are able to quantify such future exposure, we will establish a reserve for such unknown future claims.
     We recognize that future facts, events and legislation, both state and/or federal, may alter our estimates of both pending and future claims. We cannot estimate possible liabilities in excess of those accrued because we cannot predict the number of additional claims that may be filed in the future, the grounds for such claims, the potential settlement values associated with any such future claims, the ultimate resolution of such claims, the full impact of the state law changes enumerated above or the effect of pending federal trust fund legislation on future asbestos claims. Subject to the foregoing variables, including the timing and impact of such variables and the increase in the asbestos reserve, we believe that our asbestos reserves are sufficient to cover asbestos-related cash flow requirements for the current inventory of our known claims. It is, however, reasonably possible that our actual costs for claims could differ from current estimates but, based upon information presently available, such costs are not expected to have a material effect on our competitive or financial position or our ongoing operations. As previously disclosed, however, our existing reserve will not presently cover the costs of future unknown claims and, therefore, additional reserves will be required in future periods for any such future claims. Any such future reserve increases, when taken, could have a material impact on our results in such period.
     The Company will continue to evaluate its asbestos-related loss exposure each quarter and review the adequacy of its reserve and the related cash flow implications in light of our most recent actual claims experience, the impact of state law changes and the evolving nature of federal legislative efforts to address asbestos litigation. We will con-
RPM International Inc. and Subsidiaries

tinue to explore all feasible alternatives available to resolve our asbestos-related exposure in a manner consistent with the best interests of our stockholders.
     Net Interest Expense Net interest expense was $6.4 million higher this year than a year ago. Interest rates overall averaged 4.9 percent during the year, compared with 4.2 percent a year ago, accounting for $6.8 million of the interest cost increase. Additional debt outstanding during the past year cost approximately $1.6 million more during the year. These increases are primarily due to our debt refinancings (refer to “Liquidity and Capital Resources” section) during the past 18 months, including the $200 million 6.25% Senior Notes issued in December 2003 and the $200 million 4.45% Senior Unsecured Notes issued in September 2004. Higher average net borrowings this year of approximately $24.0 million, associated with recent acquisitions, added $0.8 million of interest cost, while investment income performance improved year-over-year, providing $2.8 million of additional income.
     Income Before Income Taxes (“IBT”) Consolidated IBT for this year of $163.7 million compares with $217.6 million last year, with $78.0 million of this decline resulting from the asbestos charges taken during this fiscal year. Excluding the charges, IBT for this year would have been an adjusted $241.7 million, or ahead by $24.1 million, or 11.1 percent, from last year’s $217.6 million, resulting in margins at 9.5 and 9.4 percent of sales for 2005 and 2004, respectively. This reflects the combined positive impacts from the higher organic sales volume, cost controls, productivity improvements and pricing initiatives, offsetting the approximate 260 bps impact of higher material costs, plus higher fuel-related distribution costs, the continuation of growth-related investments this year in both operating segments and higher interest expense.
     Industrial segment IBT grew by $27.9 million, or 19.8 percent, to $168.6 million, or 11.7 percent of sales, from last year’s $140.7 million, or 11.1 percent of sales, mainly from the higher organic sales volume. Consumer segment IBT grew by $4.7 million, or 3.3 percent, to $147.6 million, or 13.2 percent of sales, from last year’s $142.9 million, or 13.8 percent of sales, with the margin decline mainly from higher material costs more than offsetting pricing increases and organic sales growth leverage in this segment. Combined, operating IBT grew to $316.2 million, or 12.4 percent of sales, ahead $32.6 million, or 11.5 percent, over 2004’s $283.6 million, or 12.3% of sales.
     For a reconciliation of IBT to earnings before interest and taxes, see the Segment Information table located on page 17 of this Annual Report.
     Income Tax Rate The effective income tax rate was 35.8% for 2005 compared to an effective income tax rate of 34.8% for 2004. The effective income tax rate for 2005 reflects the impact of the $78 million asbestos liability charges taken during the year. Excluding the asbestos charges, the adjusted effective income tax rate for 2005 would have been 36.1%. This increase in the adjusted effective income tax rate, excluding the asbestos charges, is principally due to an increase in tax valuation allowances recorded in 2005, this year’s reduction in the extraterritorial income exclusion benefit, changes in the jurisdictional mix of income and the impact of our foreign operations.
     As of May 31, 2005, we have determined, based on the available evidence, that it is uncertain whether we will be able to recognize certain deferred tax assets. Therefore, in accordance with the provisions of Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” we intend to maintain the tax valuation allowances recorded at May 31, 2005 for certain deferred tax assets until sufficient positive evidence exists to support the reversal of the tax valuation allowances, such as cumulative positive foreign earnings or additional foreign source income.
     The valuation allowances relate to U.S. federal foreign tax credit carryforwards, certain foreign net operating losses and net foreign deferred tax assets recorded in purchase accounting. The most significant portion of the valuation allowance is associated with deferred tax assets recorded in purchase accounting. Any reversal of the valuation allowance that was recorded in purchase accounting would reduce goodwill. A reduction of the valuation allowance of $0.5 million was accordingly allocated to goodwill during 2005.
     Net Income Net income for this year of $105.0 million compares with last year’s $141.9 million, reflecting the $49.5 million after-tax cost of the asbestos liability charges taken during this fiscal year. Excluding the charges, this year’s adjusted net income would have been $154.5 million, ahead $12.6 million, or 8.9 percent, from last year. The margin on sales would have been an adjusted 6.0 and 6.1 percent of sales for 2005 and 2004, respectively, despite the net impact from higher material costs. Similarly, diluted earnings per common share would have increased to an adjusted $1.25, or by 7.8 percent, from $1.16 a year ago. As a result of our adoption of EITF 04-8, as outlined in Notes A and D, diluted earnings per share for the years ended May 31, 2005, 2004 and 2003 have been restated to include the 8,034,355 shares issuable upon conversion of our contingently convertible debt.
RPM International Inc. and Subsidiaries

FISCAL 2004 COMPARED WITH FISCAL 2003
     Net Sales Net sales for the year ended May 31, 2004 of $2.308 billion increased 12.4%, or approximately $254 million, over 2003 net sales of $2.053 billion. This growth was attributed primarily to a solid increase in organic sales of 6.6%, or $135 million, plus eleven acquisitions, which contributed 3.4%, or $69 million, to sales growth. Favorable foreign exchange rates provided the additional 2.4%, or $50 million, of increased sales over 2003, the majority of which related to the Canadian dollar for $21 million and the euro for $23 million.
     Industrial segment net sales for 2004 amounted to 55.0% of consolidated net sales, growing 13.9%, or $155 million, to $1.273 billion from $1.118 billion in 2003. This segment’s net sales growth came from organic sales growth of 5.7%, or $63 million; another 3.1%, or $35 million, from net favorable foreign exchange differences; and seven product line acquisitions, which added the remaining $57 million, or 5.1%, to industrial sales over 2003.
     Consumer segment net sales amounted to 45.0% of consolidated net sales, growing 10.6%, or $99 million, to $1.035 billion from $936 million in 2003. Growth in organic sales amounted to 7.7%, or $72 million, while another 1.6%, or $14 million, of sales growth came from favorable foreign exchange differences. Also contributing to growth in this segment year over year was the addition of four acquisitions, which added the remaining 1.3%, or $13 million, of sales growth.
     Gross Profit Margin Consolidated gross profit margin of 44.7% of sales for 2004 compares with 44.8% for 2003. This slight decline in margin was caused by higher raw material and packaging costs, which negatively impacted 2004 gross margin by 0.8% of sales, or 80 bps. Adding approximately 70 bps to the gross margin was the combination of certain procurement benefits from the weaker dollar, mainly against the Canadian dollar, and productivity gains. We also realized certain supplier rebates and generally higher margins from acquisitions, which offset lower-margin roofing services sales.
     The industrial segment gross profit margin held steady at 45.7% of sales in both years, despite higher raw material and packaging costs, which negatively impacted 2004 gross margin by 30 bps. The procurement benefits from the weaker dollar, generally higher margins from acquisitions and productivity gains, which added 80 bps, more than offset the impact of lower-margin roofing services sales.
     The consumer segment gross profit margin declined slightly, to 43.4% of net sales in 2004 from 43.7% in 2003. Higher raw material and packaging costs negatively influenced 2004 gross margins by 140 bps. Cost benefits from productivity gains, supplier rebates and procurement benefits from the weaker dollar combined to nearly offset raw material and packaging cost issues.
     Selling, General and Administrative Expenses (“SG&A”) Consolidated SG&A expense levels for 2004 improved to 34.0% of net sales from 34.3% in 2003. Primary additions to the SG&A percentage year over year were marketing and related investments to support continued growth, including 2004’s establishment of our European development office; higher pension costs (refer to Note F); and higher insurance, legal and other costs related to corporate governance. The primary reductions to the SG&A percentage were the benefits of lower cost-structure acquisitions and our fast-growing roofing services sales, along with the leverage from the growth in organic sales against fixed costs. These combined reductions reduced the 2004 SG&A percentage from 2003 by approximately 140 bps.
     Industrial segment SG&A at 34.7% of net sales during 2004 compares with 34.8% in 2003. This reduction in percentage of sales reflected growth in roofing services sales that require much lower SG&A support. Excluding those sales, SG&A expenses would have been 36.9% and 36.3% of net sales in 2004 and 2003, respectively. Primary additions to the SG&A percentage year over year were higher legal costs principally associated with Dryvit EIFS (refer to Note H), marketing and related investments to support continued growth, and higher pension costs, which combined to add 120 bps to cost levels. The offset came from leverage from organic sales growth against fixed costs in this category.
     Consumer segment SG&A expense at 29.7% of net sales compares to 29.6% in 2003. Primary additions to the SG&A percentage year over year were marketing and related investments to support continued growth and higher pension and legal costs totaling just over 100 bps. These increases were essentially neutralized by volume leverage from organic sales growth against the fixed cost portion of SG&A.
     Corporate/Other costs decreased in 2004 to $36.7 million from $39.1 million in 2003. Product liability costs of $5.7 million were accrued for in 2003, associated with our asbestos exposure, versus none in 2004, as a result of the asbestos charge taken in 2003, estimated to cover approximately three years’ worth of related costs at that time (refer to Note H). Offsetting this expense reduction were higher insurance and other costs, totaling $3.9 million, related primarily to corporate governance issues affecting essentially all U.S. publicly held companies, including Sarbanes-Oxley compliance.
RPM International Inc. and Subsidiaries

     We recorded total net periodic pension cost of $15.9 million and $9.9 million for the years ended May 31, 2004 and 2003, respectively. Additionally, net periodic postretirement health care benefits for 2004 and 2003 amounted to $1.2 million and $1.1 million, respectively. The $6.0 million increase in net periodic pension cost was largely attributable to increased net actuarial losses recognized, which negatively impacted year over year expense by approximately $2.5 million. The remaining difference relates primarily to increased pension service and interest cost for $1.5 million and $1.9 million, respectively. A change of 0.25% in the discount rate or expected return on plan assets assumption would have resulted in $0.9 million and $0.4 million higher pension expense, respectively. The assumptions and estimates used to determine the discount rate and expected return on plan assets are more fully described in Note F, “Pension Plans,” and Note G, “Postretirement Health Care Benefits,” to our Consolidated Financial Statements.
     Asbestos Charge As described above and in Note H to the Consolidated Financial Statements, certain of our wholly owned subsidiaries, principally Bondex, along with many other U.S. companies, are and have been involved in asbestos-related suits filed primarily in state courts during the past two decades. During the fiscal year ended May 31, 2003, we recorded an asbestos charge of $140.0 million for measurable and known claims, which included a $51.2 million provision for future claims estimable as of May 31, 2003. We believed then that this reserve would be sufficient to cover our asbestos-related cash flow requirements over the estimated three-year life of the reserve. The $140.0 million charge also included $15.0 million in total projected defense costs over the estimated three-year life of the reserve.
     Additionally, Bondex’s share of costs (net of then-available third-party insurance) for asbestos-related product liability claims was $6.7 million for the year ended May 31, 2003. In fiscal 2004, Bondex’s asbestos-related cash payments, net of insurance contributions, amounted to $54.0 million and were charged against the balance sheet reserve established in 2003.
     Net Interest Expense Net interest expense increased by $2.2 million in 2004. Debt refinancings effectively raised our interest rates year over year, averaging 4.2% in 2004 compared with 3.8% in 2003, costing an additional $2.8 million in interest expense in 2004. Interest costs associated with financing acquisitions added $1.6 million of interest expense in 2004. Net interest expense was reduced by greater investment income, of approximately $0.9 million during 2004, while debt repayments, averaging approximately $34 million during the year, saved $1.3 million in interest cost.
     Since our issuances of 2.75% Senior Convertible Notes in May 2003 and 6.25% Senior Notes in December 2003 (refer to “Liquidity and Capital Resources” section), the variable portion of our total debt structure was down to approximately 20-25% at the end of 2004.
     Income Before Income Taxes (“IBT”) Consolidated IBT in 2004 of $217.6 million compared with $47.9 million during fiscal 2003, with $140.0 million of this difference representing the asbestos liability charge taken in 2003. Excluding the charge, 2004 IBT would have been ahead of 2003 proforma IBT of $187.9 million by $29.7 million, or 15.8%.
     Industrial segment IBT grew $18.1 million, or 14.8%, on 13.9% sales growth, to 11.1% of net sales in 2004 compared with 11.0% of sales during fiscal 2003. Consumer segment IBT grew $11.8 million, or 9.0%, on 10.6% sales growth to 13.8% of net sales in 2004 compared with 14.0% of net sales during fiscal 2003. This combined operating IBT improvement totaling $29.9 million, an 11.8% increase on 12.4% sales growth, was generally the result of the growth in sales volume, including accretive acquisitions, in addition to productivity gains, offset by the 80 bps impact of higher raw material and packaging costs during 2004.
     For a reconciliation of IBT to earnings before interest and taxes see the segment information table located on page 17 of this Annual Report.
     Income Tax Rate The effective income tax rate was 34.8% for 2004 compared to an effective income tax rate of 26.2% for 2003. The effective income tax rate for 2003 reflects the impact of the $140 million asbestos liability charge. Excluding the asbestos charge, the adjusted effective tax rate for 2003 would have been 34.6%. This increase in the effective tax rate, excluding the asbestos charge, was principally due to slight changes in the 2004 jurisdictional mix of income.
     Net Income Net income of $141.9 million for 2004 increased $106.6 million over 2003 net income of $35.3 million, and 2004 diluted earnings per common share of $1.16 increased $0.86 per share compared with 2003 of $0.30 per share. Excluding the 2003 asbestos charge for comparability, 2004 net income grew $19.1 million, or 15.5%, from 2003 adjusted net income of $122.8 million, diluted earnings per common share increased by $0.10 per share, or 9.4%, to $1.16 from an adjusted $1.06 in 2003, and margin on sales of 6.1% in 2004 improved from an adjusted 6.0% in 2003.
LIQUIDITY AND CAPITAL RESOURCES
Operating Activities
     Operating activities generated positive cash flow of $157.4 million during fiscal 2005 compared with $154.0 million generated during 2004, a net increase of 2.2% or
RPM International Inc. and Subsidiaries

$3.4 million. Factoring out the after-tax asbestos-related cash payments of $42.8 and $33.7 million, respectively, operating activities generated positive cash flow of $200.2 million in fiscal 2005 compared with $187.7 million during the prior year, up $12.5 million or 6.7%. During fiscal 2005 net income was affected by $78.0 million ($49.5 million after tax) in charges for asbestos-related liabilities, which had no effect on cash flow. Fiscal 2005 adjusted net income of $154.5 million, excluding the asbestos charges, represents a $12.6 million increase over 2004 net income of $141.9 million. Cash flow from operations during 2005 was positively impacted by additional depreciation and amortization of $2.7 million versus the prior year. Trade accounts receivable required additional cash flow of $22.1 million, principally associated with an increase in sales versus the prior year, but with a favorable reduction of 0.5 days sales outstanding (“DSO”) since May 31, 2004. Inventories required an additional $12.5 million of operating cash year-over-year as a result of the increased sales volume and the associated inventory necessary to support these levels, while our days outstanding in inventory also improved by 0.2 days since May 31, 2004, to slightly offset a portion of this cash usage. An increase in accounts payable provided $38.4 million of additional cash year-over-year mainly as a result of the increased inventory levels and the timing of payments.
     Prepaid expenses and other current assets were a year-over-year use of cash of $27.0 million, mostly as a result of an insurance receivable recorded during fiscal 2005. Accrued loss reserves were a source of cash of $16.3 million year-over-year, primarily as a result of recording additional loss reserves related to product liability. Accrued other liabilities were a use of cash of $12.0 million year-over-year mainly as a result of net reductions in interest, advertising, and compensation and benefit-related liabilities. Accrued other long-term liabilities were a source of cash of $8.7 million principally as a result of the year-over-year net increases in deferred income, deferred compensation and product warranty reserves.
     Payment reductions in long-term and short-term asbestos related reserves, net of taxes, of approximately $42.8 million in fiscal 2005 and $33.7 million in fiscal 2004 were a year-over-year additional use of cash of $9.1 million. As disclosed in our “Critical Accounting Policies and Estimates” and our discussion on asbestos litigation (also refer to Note H), the significant increase in asbestos claims activity and costs relating to our Bondex subsidiary caused our related third-party insurance to be depleted during the first quarter of fiscal 2004. Accordingly, we are now funding costs previously covered by insurance with cash from operations. We anticipate that cash from operations and other sources will continue to be sufficient to meet all asbestos-related obligations on a short-term and long-term basis.
     All other remaining balance sheet changes related to cash flows from operations had a net positive impact of $7.4 million, mostly due to timing or exchange differences.
     Cash provided from operations remains our primary source of financing internal growth, with limited use of short-term debt.
Investing Activities
     Capital expenditures, other than for ordinary repairs and replacements, are made to accommodate our continued growth through improved production and distribution efficiencies and capacity, and to enhance administration. Capital expenditures in fiscal 2005 of $55.6 million compare with depreciation of $49.8 million. Capital spending is expected to slightly outpace our depreciation levels for the next several years as additional capacity is brought on line to support our continued growth. With this additional minor plant expansion, we believe there will be adequate production capacity to meet our needs for the next several years at normal growth rates.
     During fiscal 2005, there were investments totaling $15.6 million (refer to Note A) for five acquisitions, net of proceeds from a divestiture.
     Our captive insurance companies invest in marketable securities in the ordinary course of conducting their operations, and this activity will continue (refer to Note A). Differences in these activities between years are attributable to the timing and performance of their investments.
Financing Activities
     In December 2003, we issued and sold $200 million of 6.25% Senior Notes due 2013 as a means of refinancing. The Notes were offered to qualified institutional buyers under Rule 144A and to persons outside the United States under Regulation S. The entire net proceeds of $197 million from this offering were used to repay in full the $128 million of then-outstanding borrowings under our $500 million revolving credit facility and $69 million of the then-outstanding $72 million balance under our asset securitization program. On July 13, 2004, we completed an exchange offer so as to allow holders to exchange the initial notes for notes of the same principal amount registered under the Securities Act of 1933.
     On September 30, 2004, we issued and sold $200 million aggregate principal amount of 4.45% Senior Unsecured Notes due 2009 (“4.45% Senior Notes”), which we concur-
RPM International Inc. and Subsidiaries

rently swapped back to floating rate debt (refer to interest rate discussion below). The 4.45% Senior Notes were offered to qualified institutional buyers under Rule 144A. We used a portion of the net proceeds of $198.0 million from this offering to pay off our $15.0 million 6.12% Senior Notes due 2004, which matured on November 25, 2004 and our then-outstanding $68.0 million of commercial paper. On April 26, 2005, pursuant to a Registration Rights Agreement between the Company and the initial purchasers of the 4.45% Senior Notes, we completed an exchange offer so as to allow holders to exchange the 4.45% Senior Notes for the same principal amount of notes registered under the Securities Act of 1933.
     During November 2004, we refinanced our $500 million revolving credit facility, due July 14, 2005, with a $330 million 5-year credit facility (“Credit Agreement”), due November 19, 2009. This new facility will be used for general corporate purposes, including acquisitions and to provide back-up liquidity for the issuance of commercial paper. The facility provides for borrowings in U.S. dollars and several foreign currencies and provides sublimits for the issuance of letters of credit in an aggregate amount of up to $25.0 million and a swing-line of up to $20.0 million for short-term borrowings of less than 15 days. In addition, the size of the facility may be expanded upon our request by up to an additional $100.0 million, thus potentially expanding the facility to $430.0 million, subject to lender approval. As of May 31, 2005, we had no outstanding balance under this facility.
     Subsequent to year end, the Company borrowed $115.0 million under its Credit Agreement. A portion of the borrowing, along with cash on hand, was used to repay in full the principal and accrued interest on the Company’s $150.0 million 7.0% Senior Unsecured Notes due 2005. In addition, a portion of the cash borrowed was used for general corporate purposes.
     Our available liquidity beyond our cash balance at May 31, 2005 stood at $454.5 million (refer to Note B). Our debt-to-capital ratio was 44.5% at May 31, 2005, up from 42% at May 31, 2004. Had we been able to reduce our total outstanding debt by all of our cash and short-term investments available as of May 31, 2005 and May 31, 2004, to satisfy some of our indebtedness, much of which was earmarked at May 31, 2005 for the June 15, 2005 maturity described above, our adjusted net (of cash) debt-to-capital ratio would have been 38.5% and 41.3%, respectively.
     The following table summarizes our financial obligations and their expected maturities at May 31, 2005 and the effect such obligations are expected to have on our liquidity and cash flow in the periods indicated.
Contractual Obligations

		Payments Due In
	Total Contractual
(In thousands)	Payment Stream	2006	2007-08	2009-10	After 2010

Long-term debt obligations	$838,045	$97	$260,217	$377,697	$200,034
Operating lease obligations	79,560	23,765	32,482	12,429	10,884
Other long-term liabilities(1)	144,000	13,200	22,700	30,900	77,200

Total	$1,061,605	$37,062	$315,399	$421,026	$288,118

(1)	These amounts represent our estimated cash contributions to be made in the periods indicated for our pension and postretirement plans in the U.S. and Canada, assuming no actuarial gains or losses, assumption change or plan changes occur in any period. Projections for our other non-U.S. plans are not currently determinable.
     The condition of the U.S. dollar fluctuated throughout the year, and was moderately weaker against other major currencies where we conduct operations at the fiscal year end over the previous year end, causing a favorable change in the accumulated other comprehensive income (loss) (refer to Note A) component of stockholders’ equity of $15.0 million this year versus $9.7 million last year. This change was in addition to changes of $(1.9) million and $0.7 million related to adjustments required for minimum pension liabilities and unrealized gain (loss) on securities, respectively.
     We maintain excellent relations with our banks and other financial institutions to provide continual access to financing for future growth opportunities.
Off-Balance Sheet Arrangements
     We do not have any off-balance sheet financings, other than the minimum leasing commitments described in Note E. We have no subsidiaries that are not included in our financial statements, nor do we have any interests in or relationships with any special purpose entities that are not reflected in our financial statements.
RPM International Inc. and Subsidiaries

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK
     We are exposed to market risk from changes in interest rates and foreign currency exchange rates because we fund our operations through long- and short-term borrowings and denominate our business transactions in a variety of foreign currencies. We utilize a sensitivity analysis to measure the potential loss in earnings based on a hypothetical 1% increase in interest rates and a 10% change in foreign currency rates. A summary of our primary market risk exposures follows.
Interest Rate Risk
     Our primary interest rate risk exposure results from our floating rate debt, including various revolving and other lines of credit (refer to Note B). At May 31, 2005, approximately 35.5% of our debt was subject to floating interest rates. If interest rates were to increase 100 bps from May 31, 2005 and assuming no changes in debt from the May 31, 2005 levels, the additional annual interest expense would amount to approximately $3.0 million on a pre-tax basis. A similar increase in interest rates in fiscal 2004 would have resulted in approximately $1.6 million in additional interest expense.
     Our hedged risks are associated with certain fixed rate debt whereby we have a $200.0 million notional amount interest rate swap contract designated as a fair value hedge to pay floating rates of interest based on six-month LIBOR that matures in fiscal 2010. Because critical terms of the debt and interest rate swap match, the hedge is considered perfectly effective against changes in the fair value of debt, and therefore, there is no need to periodically reassess the effectiveness during the term of the hedge.
     All derivative instruments are recognized on the balance sheet and measured at fair value. Changes in the fair values of derivative instruments that do not qualify as hedges and/or any ineffective portion of hedges are recognized as a gain or loss in our consolidated statement of income in the current period. Changes in the fair value of derivative instruments used effectively as fair value hedges are recognized in earnings (losses), along with the change in the value of the hedged item. Such derivative transactions are accounted for under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities,” as amended and interpreted. The Company does not hold or issue derivative instruments for speculative purposes.
Foreign Currency Risk
     Our foreign sales and results of operations are subject to the impact of foreign currency fluctuations (refer to Note A). As most of our foreign operations are in countries with fairly stable currencies, such as Belgium, Canada and the United Kingdom, this effect has not generally been material. In addition, foreign debt is denominated in the respective foreign currency, thereby eliminating any related translation impact on earnings.
     If the U.S. dollar continues to weaken, our foreign results of operations will be positively impacted, but the effect is not expected to be material. A 10% change in foreign currency exchange rates would not have resulted in a material impact to net income for the years ended May 31, 2005 and 2004. We do not currently hedge against the risk of exchange rate fluctuations.
FORWARD-LOOKING STATEMENTS
     The foregoing discussion includes forward-looking statements relating to our business. These forward-looking statements, or other statements made by us, are made based on our expectations and beliefs concerning future events impacting us and are subject to uncertainties and factors (including those specified below) that are difficult to predict and in many instances, are beyond our control. As a result, our actual results could differ materially from those expressed in or implied by any such forward-looking statements. These uncertainties and factors include: (a) general economic conditions; (b) the price and supply of raw materials, particularly petroleum-based, titanium dioxide, certain resins, aerosols and solvents; (c) continued growth in demand for our products; (d) legal, environmental and litigation risks inherent in our construction and chemicals businesses and risks related to the adequacy of our reserves and insurance coverage for such matters; (e) the effect of changes in interest rates; (f) the effect of fluctuations in currency exchange rates upon our foreign operations; (g) the effect of non-currency risks of investing in and conducting operations in foreign countries, including those relating to domestic and international political, social, economic and regulatory factors; (h) risks and uncertainties associated with our ongoing acquisition and divestiture activities; (i) risks inherent in our contingent liability reserves, including asbestos; and other risks detailed in our other reports and statements filed with the Securities and Exchange Commission, including the risk factors set forth in our prospectus and prospectus supplement included as part of our Registration Statement on Form S-3 (file No. 333-120536), as the same may be amended from time to time.
RPM International Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS
(In thousands, except per share amounts)

May 31	2005	2004

Assets
Current Assets
Cash and short-term investments (Note A)	$184,140	$34,559
Trade accounts receivable (less allowances of $18,565 in 2005 and $18,147 in 2004)	553,084	488,139
Inventories (Note A)	334,404	289,359
Deferred income taxes (Notes A and C)	40,876	40,919
Prepaid expenses and other current assets (Note A)	158,991	138,613

Total current assets	1,271,495	991,589

Property, Plant and Equipment, at Cost (Note A)
Land	24,510	24,687
Buildings and leasehold improvements	236,576	231,140
Machinery and equipment	514,478	511,245

	775,564	767,072
Less allowance for depreciation and amortization	385,586	386,017

Property, plant and equipment, net	389,978	381,055

Other Assets
Goodwill (Note A)	663,224	648,243
Other intangible assets, net of amortization (Note A)	275,744	282,372
Other	55,804	46,832

Total other assets	994,772	977,447

Total Assets	$2,656,245	$2,350,091

Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable	$274,573	$205,092
Current portion of long-term debt (Note B)	97	991
Accrued compensation and benefits	95,667	88,670
Accrued loss reserves (Note H)	65,452	56,699
Asbestos-related liabilities (Note H)	55,000	47,500
Other accrued liabilities	84,550	75,513

Total current liabilities	575,339	474,465

Long-Term Liabilities
Long-term debt, less current maturities (Note B)	837,948	718,929
Asbestos-related liabilities (Note H)	46,172	43,107
Other long-term liabilities	71,363	59,910
Deferred income taxes (Notes A and C)	78,914	78,388

Total long-term liabilities	1,034,397	900,334

Total liabilities	1,609,736	1,374,799

Stockholders’ Equity
Preferred stock, par value $0.01; authorized 50,000 shares; none issued
Common stock, par value $0.01; authorized 300,000 shares; issued and outstanding 117,554 as of May 2005; issued and outstanding 116,122 as of May 2004 (Note D)	1,176	1,161
Paid-in capital	535,204	513,986
Treasury stock, at cost
Accumulated other comprehensive income (loss) (Note A)	10,004	(3,881)
Retained earnings	500,125	464,026

Total stockholders’ equity	1,046,509	975,292

Total Liabilities and Stockholders’ Equity	$2,656,245	$2,350,091

The accompanying notes to consolidated financial statements are an integral part of these statements.
RPM International Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts)

Year Ended May 31	2005	2004	2003

Net Sales (Note A)	$2,555,735	$2,307,553	$2,053,482
Cost of Sales	1,449,184	1,276,372	1,134,207

Gross Profit	1,106,551	1,031,181	919,275
Selling, General and Administrative Expenses	829,445	784,620	704,710
Asbestos Charges (Note H)	78,000		140,000
Interest Expense, Net (Note A)	35,378	28,945	26,712

Income Before Income Taxes	163,728	217,616	47,853
Provision for Income Taxes (Note C)	58,696	75,730	12,526

Net Income	$105,032	$141,886	$35,327

Average Number of Shares of Common Stock Outstanding (Note D)
Basic	116,899	115,777	115,294
Diluted	126,364	124,744	116,405
Earnings per Common Share
Basic	$0.90	$1.23	$0.31
Diluted	$0.86	$1.16	$0.30
Cash Dividends per Share of Common Stock	$0.590	$0.550	$0.515

The accompanying notes to consolidated financial statements are an integral part of these statements.
RPM International Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(In thousands)

					Accumulated
	Common Stock				Other
	Number	Par/			Comprehensive
	of Shares	Stated	Paid-in	Treasury	Income (Loss)	Retained
	(Note D)	Value	Capital	Stock	(Note A)	Earnings	Total

Balance at May 31, 2002	114,696	$1,786	$585,566	$(88,364)	$(50,485)	$409,603	$858,106

Comprehensive income
Net income						35,327	35,327
Translation gain and other					33,316		33,316

Comprehensive income							68,643
Dividends paid						(59,139)	(59,139)
Treasury stock retired		(113)	(85,723)	85,836
Repurchase of stock	(100)			(1,167)			(1,167)
Stock option exercises, net	300	2	2,015	1,269			3,286
Restricted stock awards	600	5	6,111	1,259			7,375
Par value adjustment and other		(524)	428				(96)

Balance at May 31, 2003	115,496	1,156	508,397	(1,167)	(17,169)	385,791	877,008

Comprehensive income
Net income						141,886	141,886
Translation gain and other					13,288		13,288

Comprehensive income							155,174
Dividends paid						(63,651)	(63,651)
Stock option exercises, net	555	5	5,453	338			5,796
Restricted stock awards	71		136	829			965

Balance at May 31, 2004	116,122	1,161	513,986	-0-	(3,881)	464,026	975,292

Comprehensive income
Net income						105,032	105,032
Translation gain and other					13,885		13,885

Comprehensive income							118,917
Dividends paid						(68,933)	(68,933)
Stock option exercises, net	1,109	11	12,532				12,543
Grants of stock options			2,850				2,850
Restricted stock awards, net	323	4	5,836				5,840

Balance at May 31, 2005	117,554	$1,176	$535,204	$-0-	$10,004	$500,125	$1,046,509

The accompanying notes to consolidated financial statements are an integral part of these statements.
RPM International Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

Year Ended May 31	2005	2004	2003

Cash Flows From Operating Activities:
Net income	$105,032	$141,886	$35,327
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	49,841	47,840	44,736
Amortization	16,151	15,437	13,938
Increase (decrease) in deferred income taxes	305	31,815	(46,733)
(Earnings) of unconsolidated affiliates	(354)	(314)	(396)
Changes in assets and liabilities, net of effect from purchases and sales of businesses:
(Increase) decrease in receivables	(63,611)	(41,516)	(37,259)
(Increase) decrease in inventory	(44,429)	(31,949)	997
(Increase) decrease in prepaid expenses and other current and long-term assets	(24,101)	258	(34,131)
Increase (decrease) in accounts payable	69,037	30,607	9,934
Increase (decrease) in accrued compensation and benefits	6,621	9,124	(3,831)
Increase (decrease) in accrued loss reserves	8,753	(7,531)	15,358
Increase (decrease) in other accrued liabilities	7,733	7,487	(761)
Increase (decrease) in asbestos-related liabilities	10,565	(53,976)	141,206
Other including exchange rate changes	15,809	4,867	17,891

Cash From Operating Activities	157,352	154,035	156,276

Cash Flows From Investing Activities:
Capital expenditures	(55,609)	(51,253)	(41,814)
Acquisition of new businesses, net of cash acquired	(20,100)	(37,703)	(65,994)
Purchase of marketable securities	(44,309)	(36,955)	(15,145)
Proceeds from sales of marketable securities	39,154	21,410	11,376
(Investments in) and distributions from unconsolidated affiliates	136	(425)	974
Proceeds from the sales of assets and businesses	5,426	3,664	202
Other	(666)	(1,284)	597

Cash (Used For) Investing Activities	(75,968)	(102,546)	(109,804)

Cash Flows From Financing Activities:
Additions to long-term and short-term debt	200,153	200,345	305,200
Reductions of long-term and short-term debt	(79,665)	(206,623)	(294,099)
Cash dividends	(68,933)	(63,651)	(59,139)
Exercise of stock options	12,543	5,796	3,286
Repurchase of stock			(1,167)

Cash From (Used For) Financing Activities	64,098	(64,133)	(45,919)

Effect of Exchange Rate Changes on Cash and Short-Term Investments	4,099	234	4,244

Net Change in Cash and Short-Term Investments	149,581	(12,410)	4,797
Cash and Short-Term Investments at Beginning of Year	34,559	46,969	42,172

Cash and Short-Term Investments at End of Year	$184,140	$34,559	$46,969

Supplemental Disclosures of Cash Flows Information:
Cash paid during the year for:
Interest	$39,279	$25,572	$28,678
Income taxes	$48,535	$59,252	$59,234
Supplemental Schedule of Non-Cash Investing and Financing Activities:
Shares issued for restricted stock plan	$5,840	$965	$7,375
Grants of stock options	$2,850
Debt from business combinations			$1,230
Receivables from the sale of assets		$1,233
The accompanying notes to consolidated financial statements are an integral part of these statements.
RPM International Inc. and Subsidiaries

     NOTES to CONSOLIDATED
          FINANCIAL STATEMENTS
May 31, 2005, 2004, 2003
NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
1) Consolidation and Basis of Presentation
     Our financial statements consolidate all of our affiliates – companies that we control and in which we hold a majority voting interest. We account for our investments in less than majority-owned joint ventures under the equity method. Effects of transactions between related companies are eliminated.
     In reconciling income taxes payable for 2005, we identified certain fiscal 2003 tax payments that were not reflected in our financial statements. The impact of this discovery has resulted in our reclassification of the May 31, 2004 balance sheet. The reclassification had no impact on fiscal 2005, 2004 and 2003 net income or the cash and income taxes payable balances at May 31, 2005 nor does it impact cash flows for each of the two years ended May 31, 2005 and 2004. Previously reported cash flow for the year ended May 31, 2003 was reduced by $4.0 million.
     We have also reclassified certain prior-year amounts to conform to this year’s presentation.
2) Use of Estimates
     The preparation of financial statements in conformity with Generally Accepted Accounting Principles (GAAP) in the United States requires us to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
3) Business Combinations
     During the year ended May 31, 2005, we completed five acquisitions of product lines. As of the respective dates of acquisition, we recorded the following estimated fair values of assets and liabilities assumed:

(In thousands)

Current assets	$2,920
Property, plant and equipment	2,283
Goodwill	10,386
Other intangible assets	6,285
Liabilities assumed	(1,774)

Net Assets Acquired	$20,100

     Our consolidated financial statements reflect the results of operations of these businesses as of their respective dates of acquisition.
     Pro forma results of operations for the years ended May 31, 2005 and May 31, 2004 were not materially different from reported results and, consequently, are not presented.
4) Foreign Currency
     The functional currency of our foreign subsidiaries is their local currency. Accordingly, for the periods presented, assets and liabilities have been translated using exchange rates at year end while income and expense for the periods have been translated using a weighted average exchange rate. The resulting translation adjustments have been recorded in accumulated other comprehensive income (loss), a component of stockholders’ equity, and will be included in net earnings only upon the sale or liquidation of the underlying foreign investment, neither of which is contemplated at this time. Transaction gains and losses have been immaterial during the past three fiscal years.
RPM International Inc. and Subsidiaries

5) Accumulated Other Comprehensive Income (Loss)
     Accumulated other comprehensive income (loss), which is shown net of taxes, consists of the following components:

	Foreign	Minimum	Unrealized
	Currency	Pension	Gain (Loss)
	Translation	Liability	on
(In thousands)	Adjustments	Adjustments	Securities	Total

Balance at May 31, 2002	$(49,681)	$(253)	$(551)	$(50,485)
Reclassification adjustments for (gains) losses included in net income			(149)	(149)
Other comprehensive gain (loss)	39,872	(8,695)	(1,242)	29,935
Deferred taxes		2,757	773	3,530

Balance at May 31, 2003	(9,809)	(6,191)	(1,169)	(17,169)
Reclassification adjustments for (gains) losses included in net income			97	97
Other comprehensive gain (loss)	9,686	1,603	2,645	13,934
Deferred taxes		(467)	(276)	(743)

Balance at May 31, 2004	(123)	(5,055)	1,297	(3,881)
Reclassification adjustments for (gains) losses included in net income			(73)	(73)
Other comprehensive gain (loss)	15,008	(2,379)	1,082	13,711
Deferred taxes		529	(282)	247

Balance at May 31, 2005	$14,885	$(6,905)	$2,024	$10,004

6) Cash and Short-Term Investments
     For purposes of the statement of cash flows, we consider all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. We do not believe we are exposed to any significant credit risk on cash and short-term investments.
7) Marketable Securities
     Marketable securities, included in other current assets, are considered available for sale and are reported at fair value, based on quoted market prices. Changes in unrealized gains and losses, net of applicable taxes, are recorded in accumulated other comprehensive income (loss) within Stockholders’ Equity. If we were to experience any significant other-than-temporary declines in market value from original cost, those amounts would be reflected in operating income in the period in which the loss were to occur. In order to determine whether an other-than-temporary decline in market value has occurred, the duration of the decline in value and our ability to hold the investment to recovery are considered in conjunction with an evaluation of the strength of the underlying collateral and the extent to which the investment’s carrying value exceeds its related market value. Marketable securities totaled $49.1 million and $41.4 million at May 31, 2005 and 2004, respectively.
8) Financial Instruments
     Financial instruments recorded on the balance sheet include cash and short-term investments, accounts receivable, notes and accounts payable, and debt. The carrying amount of cash and short-term investments, accounts receivable and notes and accounts payable approximates fair value because of their short-term maturity.
     All derivative instruments are recognized on the balance sheet and measured at fair value. Changes in the fair values of derivative instruments that do not qualify as hedges and/or any ineffective portion of hedges are recognized as a gain or loss in our consolidated statement of income in the current period. Changes in the fair value of derivative instruments used effectively as fair value hedges are recognized in earnings (losses), along with the change in the value of the hedged item. Such derivative transactions are accounted for under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities,” as amended and interpreted. The Company does not hold or issue derivative instruments for speculative purposes.
     The carrying amount of our other debt instruments approximates fair value based on quoted market prices, variable interest rates or borrowing rates for similar types of debt arrangements.
RPM International Inc. and Subsidiaries

9) Inventories
     Inventories are stated at the lower of cost or market, cost being determined substantially on a first-in, first-out (FIFO) basis and market being determined on the basis of replacement cost or net realizable value. Inventory costs include raw material, labor and manufacturing overhead. Inventories were composed of the following major classes:

May 31	2005	2004

(In thousands)
Raw material and supplies	$105,060	$95,378
Finished goods	229,344	193,981

Total Inventory	$334,404	$289,359

10) Goodwill and Other Intangible Assets
     We elected to adopt the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” as of June 1, 2001, at which time we ceased the amortization of all goodwill. We also elected to perform the required annual impairment assessment in the first quarter of our fiscal year. If a loss were to result from the performance of the annual test, it would be reflected in operating income. The annual goodwill impairment assessment involves estimating the fair value of each reporting unit, which has been defined as one level below our industrial and consumer operating segments, and comparing it with its carrying amount. If the carrying amount of the reporting unit exceeds its fair value, additional steps are followed to recognize a potential impairment loss. Calculating the fair value of the reporting units requires significant estimates and assumptions by management. We estimate the fair value of our reporting units by applying third-party market value indicators to each of our reporting units’ projected earnings before interest, taxes, depreciation and amortization. In applying this methodology, we rely on a number of factors, including future business plans, actual operating results and market data. In the event that our calculations indicate that goodwill is impaired, a fair value estimate of each tangible and intangible asset would be established. This process would require the application of discounted cash flows expected to be generated by each asset in addition to independent asset appraisals, as appropriate. Cash flow estimates are based on our historical experience and our internal business plans, and appropriate discount rates are applied. The results of our annual impairment tests for the fiscal years ended May 31, 2005 and 2004, performed during the first quarter of each respective fiscal year, did not require any adjustment to the carrying value of goodwill.
     The changes in the carrying amount of goodwill, by reporting segment, for the year ended May 31, 2005, are as follows:

	Industrial	Consumer
(In thousands)	Segment	Segment	Total

Balance as of May 31, 2004	$303,743	$344,500	$648,243
Acquisitions	8,657	1,729	10,386
Purchase accounting adjustments*	590		590
Divestitures	(2,114)		(2,114)
Translation adjustments	5,550	569	6,119

Balance as of May 31, 2005	$316,426	$346,798	$663,224

*Relates primarily to other accruals.
RPM International Inc. and Subsidiaries

Other intangible assets consist of the following major classes:

		Gross		Net Other
	Amortization	Carrying	Accumulated	Intangible
(In thousands)	Period (in Years)	Amount	Amortization	Assets

As of May 31, 2005
Amortized intangible assets
Formulae	10 to 33	$176,884	$65,628	$111,256
Customer-related intangibles	7 to 33	69,152	19,346	49,806
Trademarks/names	5 to 40	9,812	3,270	6,542
Other	3 to 30	24,335	12,009	12,326

Total Amortized Intangibles		280,183	100,253	179,930
Unamortized intangible assets
Trade names		95,814		95,814

Total Other Intangible Assets		$375,997	$100,253	$275,744

As of May 31, 2004
Amortized intangible assets
Formulae	10 to 33	$175,694	$57,749	$117,945
Customer-related intangibles	7 to 33	67,202	16,119	51,083
Trademarks/names	5 to 40	6,637	2,887	3,750
Other	3 to 30	24,994	11,464	13,530

Total Amortized Intangibles		274,527	88,219	186,308
Unamortized intangible assets
Trade names		96,064		96,064

Total Other Intangible Assets		$370,591	$88,219	$282,372

     The aggregate other intangible asset amortization expense for the fiscal years ended May 31, 2005, 2004 and 2003 was $13.0 million, $12.8 million and $11.9 million, respectively. For each of the next five fiscal years through May 31, 2010, the estimated annual intangible asset amortization expense will approximate $12.0 million.
11) Depreciation
     Depreciation is computed primarily using the straight-line method over the following ranges of useful lives:

Land improvements	5 to 42 years
Buildings and improvements	5 to 50 years
Machinery and equipment	2 to 20 years
12) Revenue Recognition
     Revenues are recognized when realized or realizable, and when earned. In general, this is when title and risk of loss passes to the customer. Further, revenues are realizable when we have persuasive evidence of a sales arrangement, the product has been shipped or the services have been provided to the customer, the sales price is fixed or determinable, and collectibility is reasonably assured. We reduce our revenues for estimated customer returns and allowances, certain rebates, sales incentives, and promotions in the same period the related sales are recorded.
13) Shipping Costs
     Shipping costs paid to third-party shippers for transporting products to customers are included in selling, general and administrative expenses. For the years ended May 31, 2005, 2004 and 2003, shipping costs were $100.1 million, $86.0 million and $78.9 million, respectively.
14) Advertising Costs
     Advertising costs are charged to operations when incurred and are included in selling, general and administrative expenses. For the years ended May 31, 2005, 2004 and 2003, advertising costs were $33.7 million, $37.1 million and $28.5 million, respectively.
     During the first quarter of fiscal 2005, we changed our accounting classification for cooperative advertising by reflecting the amounts paid as a reduction of sales as opposed to a component of selling, general and administrative expenses and reclassified the previous year’s information. The new classification represents only a movement of expense and therefore has no impact on our earnings or earnings per share.
15) Research and Development
     Research and development costs are charged to operations when incurred and are included in selling, general and administrative expenses. The amounts charged for the years ended May 31, 2005, 2004 and 2003 were $28.9 million, $26.2 million and $23.8 million, respectively. The customer-sponsored portion of such expenditures was not significant.
RPM International Inc. and Subsidiaries

16) Stock-Based Compensation
     Effective June 1, 2004, we voluntarily adopted the preferable fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” for our stock-based employee compensation plans. As outlined by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” we chose to apply the modified prospective method in adopting this accounting change. Under this method, stock-based employee compensation expense recognized in fiscal 2005 is the same as that which would have been recognized had the fair value recognition provisions of SFAS No. 123 been applied to account for all employee awards from its original effective date. Results of prior periods have not been restated.
     The adoption of SFAS No. 123 impacted net income, basic earnings per share and diluted earnings per share for the year ended May 31, 2005 by approximately $2.4 million, $0.02 per share and $0.02 per share. Prior to June 1,2004 the Company accounted for stock-based compensation in accordance with APB opinion No. 25, “Accounting for Stock Issued to Employees.” The following table represents the effect on net income and earnings per share for the years ended May 31, 2004 and 2003, as if compensation cost for stock options granted had been determined in accordance with the fair value method prescribed by SFAS No. 123:

Year Ended May 31	2004		2003
(In thousands, except per share amounts)	Basic	Diluted	Basic	Diluted

Net income, as reported	$141,886	$141,886	$35,327	$35,327
Add: Income effect of contingently convertible shares[1]		3,142		158

Adjusted net income, as reported	141,886	145,028	35,327	35,485
Add: Stock-based employee compensation expense from restricted stock plans included in reported net income, net of related tax effects	825	825	1,339	1,339
Deduct: Total stock-based employee compensation determined under fair value-based method for all awards, net of related tax effects	(3,969)	(3,969)	(4,517)	(4,517)

Pro Forma Net Income	$138,742	$141,884	$32,149	$32,307

Earnings per Share:
As Reported	$1.23	$1.16	$0.31	$0.30

Pro Forma	$1.20	$1.14	$0.28	$0.28

[1]	Refer to Note D, Common Stock, for additional information regarding the accounting treatment of contingently convertible securities.
     The fair value of stock options granted is estimated as of the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions:

	2005	2004	2003

Risk-free interest rate	3.7%	3.7%	3.3%
Expected life of option	6.4 yrs	7.0 yrs	7.0 yrs
Expected dividend yield	3.4%	3.5%	3.5%
Expected volatility rate	31.0%	35.9%	37.3%
17) Interest Expense, Net
     Interest expense is shown net of investment income, which consists of interest, dividends and capital gains (losses). Investment income for the years ended May 31, 2005, 2004 and 2003 was $5.0 million, $2.3 million and $1.4 million, respectively.
18) Income Taxes
     The provision for income taxes is calculated in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes,” which requires the recognition of deferred income taxes using the liability method. Under the liability method, deferred income taxes are recognized for the tax effect of temporary differences between the financial statement carrying amount of assets and liabilities and the amounts used for income tax purposes and for certain changes in valuation allowances. Valuation allowances are recorded to reduce certain deferred tax assets when, in our estimation, it is more likely than not that a tax benefit will not be realized.
     We have not provided for U.S. income and foreign withholding taxes on approximately $447.1 million of foreign subsidiaries’ undistributed earnings as of May 31, 2005, because such earnings have been retained and reinvested
RPM International Inc. and Subsidiaries

by the subsidiaries. Accordingly, no provision has been made for U.S. or foreign withholding taxes which may become payable if undistributed earnings of foreign subsidiaries were paid to us as dividends. The additional income taxes and applicable withholding taxes that would result had such earnings actually been repatriated are not practically determinable.
19) Other Recent Accounting Pronouncements
     In October 2004, the Financial Accounting Standards Board ratified the consensus of the Emerging Issues Task Force (the “EITF”) with respect to EITF issue 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings Per Share.” The consensus requires us to consider all instruments with contingent conversion features that include a market price trigger in our diluted earnings per share calculations, regardless of whether that market price trigger has been met. Therefore, our calculation of fully diluted earnings per share includes the 8,034,355 contingent shares of our common stock related to our convertible debt, which includes a market price trigger, by applying the “if-converted” method. EITF 04-8 also requires us to restate previously reported earnings per share for all prior periods presented.
     On October 22, 2004 the American Jobs Creation Act of 2004 (the “Act”) was signed into law. Included in the Act is a provision allowing, in general, a new special tax deduction of up to 9% (once fully phased-in) of the lesser of 1) “qualified production activities income” as defined in the Act or 2) taxable income for the tax year, after deduction for the utilization of any net operating loss carryforwards.
     As a result of the new special tax deduction provision included in the Act, the FASB issued FASB Staff Position No. 109-1, “Application of FASB Statement No. 109 (“SFAS 109”), ‘Accounting for Income Taxes,’ to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004” (“FSP 109-1”) in December 2004. FSP 109-1 provides that the new special tax deduction created in the Act should be accounted for as a special deduction in accordance with SFAS No. 109 and not as a tax rate reduction.
     The effective date of the new special tax deduction included in the Act is for tax years beginning after December 31, 2004. Accordingly, the new provision is not available for our current fiscal year ending May 31, 2005. Rather, the new provision is first available to us for our fiscal year ending May 31, 2006. We are currently evaluating the effect that the new special tax deduction will have on our results for the year ending May 31, 2006.
     Also included in the Act is a provision allowing corporate taxpayers to claim a special one-time dividends received deduction of certain foreign earnings that are repatriated to the U.S. In general, a deduction of 85% of certain dividends, in excess of a base-period amount, received from certain controlled foreign subsidiaries is allowable. The repatriation provision is comprised of an intricate set of rules and is subject to limitations and reinvestment requirements. The new provision is applicable, given our fiscal year-end, for qualified repatriations made prior to May 31, 2006.
     In response to the new special one-time dividends received deduction, the FASB issued FASB Staff Position No. 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004” (“FSP 109-2”) in December 2004. FSP 109-2 provides accounting and disclosure guidance for the repatriation process.
     Given the complexity of the repatriation provision, computing the tax effects of the repatriation provision is not practically determinable at this time. Accordingly, we have not elected the repatriation provision for our fiscal year ended May 31, 2005. We may elect to apply this provision during our year ending May 31, 2006. The Company expects to complete an evaluation of the effect the new special one-time dividends received deduction, including a comprehensive calculation of the applicable base-period amount and tax effect any repatriation may have on our results for the year ending May 31, 2006. We plan to complete our evaluation during our 2006 fiscal year.
     In December 2004 the FASB issued SFAS No. 123 (Revised 2004), “Share-Based Payment” (“Statement 123(R)”). Statement 123(R) requires that all share-based payments be recognized in the financial statements based on their fair values. The provisions of this statement are effective for reporting periods beginning after June 15, 2005. As discussed above we began expensing stock options as of June 1, 2004. As such, the adoption of Statement 123(R) is not expected to have a material impact on the Company’s results of operations or financial position.
     In November 2004 the FASB issued SFAS No. 151, “Inventory Costs, an amendment to ARB No. 43, Chapter 4.” SFAS No. 151 requires that certain costs, including abnormal idle capacity expense and freight, be excluded from the cost of inventory and that fixed production costs be allocated based on the normal capacity of the production facilities. The requirements of this statement are effective for periods ending after December 31, 2005. The adoption of Statement 151 is not expected to have a material impact on the Company’s results of operations or financial position.
RPM International Inc. and Subsidiaries

NOTE B — BORROWINGS
     A description of long-term debt follows:

May 31	2005	2004

(In thousands)
Unsecured 4.45% senior notes due October 15, 2009.[1]	$197,637

Unsecured 6.25% senior notes due December 15, 2013.	200,000	$200,000

Unsecured $297,000,000 face value at maturity 2.75% senior convertible notes due May 13, 2033.	150,042	150,042

Unsecured 7.00% senior notes due June 15, 2005.[2]	150,000	150,000

Unsecured notes due March 1, 2008. Interest, which is tied to LIBOR, averaged 2.91% at May 31, 2005.	100,000	100,000

Commercial paper with a weighted average interest rate at May 31, 2004 of 1.59%.		60,651

Unsecured senior notes due insurance companies: 6.61% due November 15, 2006 in the amount of $10,000,000 and 7.30% due November 15, 2008 in the amount of $30,000,000.	40,000	55,000

Revolving 364-day credit agreement for $28,000,000 with a bank through October 12, 2004. Interest was 1.56% at May 31, 2004.		2,955

Other unsecured notes payable at various rates of interest due in installments through 2011.	366	1,272

	838,045	719,920
Less current portion	97	991

Total Long-Term Debt, Less Current Maturities	$837,948	$718,929

[1]	We entered into an interest rate swap which has the effect of converting this fixed rate note to variable rates based on the six-month London Interbank Offered Rate (LIBOR). The weighted average effective rate was 4.03%.

[2]	These obligations which were refinanced in June 2005 have been classified as long-term debt.
     The aggregate maturities of long-term debt for the five years subsequent to May 31, 2005 are as follows: 2006 — $0.1 million; 2007 — $10.1 million; 2008 — $250.1 million (including $150.0 million of 2.75% Senior Convertible Notes based on the date of the noteholders’ first put option); 2009 — $30.0 million; 2010 — $347.7 million. Additionally, at May 31, 2005, we had unused lines of credit totaling $454.5 million.
     In June 2002, we established an accounts receivable securitization program with several banks for certain of our subsidiaries, providing for a wholly-owned special purpose entity (“SPE”) to receive investments of up to $125.0 million. The securitized accounts receivable are owned in their entirety by RPM Funding Corporation, a wholly owned consolidated subsidiary of RPM International Inc., and are not available to satisfy claims of our creditors until the participating banks’ obligations have been paid in full. This securitization is accomplished by having certain subsidiaries sell various of their accounts receivable to the SPE, and by having the SPE then transfer those receivables to a conduit administered by a bank. This transaction did not constitute a form of off-balance sheet financing, and is fully reflected in our financial statements. This transaction increased our liquidity and reduced our financing costs by replacing up to $125.0 million of existing borrowings at lower interest rates. The amounts available under the program are subject to changes in the credit ratings of our customers, customer concentration levels or certain characteristics of the underlying accounts receivable. As of May 31, 2005 and May 31, 2004, we had no outstanding balance under this arrangement.
     In May 2003, we issued $297.0 million face value at maturity unsecured 2.75% Senior Convertible Notes due May 13, 2033. The 2.75% Notes are convertible into 8,034,355 shares of RPM International Inc. common stock at a price of $18.68 per share, subject to adjustment, during any fiscal quarter for which the closing price of the common stock is greater than $22.41 per share for a defined duration of time. The Notes are also convertible during any period in which the credit rating of the Notes is below a specified level or if specified corporate transactions have occurred. The 2.75% Notes are redeemable by the holder for the issuance price plus accrued original issue discount in May 2008, 2013, 2018, 2023, 2028 and 2033. Interest on the 2.75% Notes is payable beginning November 13, 2003 until May 13, 2008. After that date, cash interest will not be paid prior to maturity subject to certain contingencies.
RPM International Inc. and Subsidiaries

     In December 2003, we issued and sold $200.0 million of 6.25% Senior Notes due 2013 as a means of refinancing. The entire net proceeds of $197.0 million from this offering were used to repay in full the $128.0 million of then-outstanding borrowings under our $500.0 million revolving credit facility and $69.0 million of the then-outstanding $72.0 million balance under our asset securitization program.
     On September 30, 2004, we issued and sold $200.0 million of 4.45% Senior Unsecured Notes due 2009, which we concurrently swapped back to floating interest rate debt. We used a portion of the net proceeds to pay off our $15.0 million 6.12% Senior Notes due 2004, which matured on November 15, 2004 and also our then outstanding $68.0 million of commercial paper.
     During November 2004, we refinanced our $500.0 million revolving credit facility, due July 14, 2005, with a $330.0 million 5-year credit facility, due November 19, 2009. This new facility will be used for general corporate purposes, including acquisitions and to provide back-up liquidity for the issuance of commercial paper. The facility provides for borrowings in U.S. dollars and several foreign currencies and provides sublimits for the issuance of letters of credit in an aggregate amount of up to $25.0 million and a swing-line of up to $20.0 million for short-term borrowings of less than 15 days. In addition, the size of the facility may be expanded upon our request by up to an additional $100.0 million, thus potentially expanding the facility to $430.0 million, subject to lender approval. As of May 31, 2005, we had no outstanding balance under the agreement.
     Subsequent to year end the Company borrowed $115.0 million under its $330.0 million five-year revolving credit facility. A portion of the borrowing, along with cash on hand, was used to repay in full the principal and accrued interest on the Company’s $150.0 million 7.0% Senior Unsecured Notes due 2005. In addition, a portion of the cash borrowed was used for general corporate purposes.
NOTE C — INCOME TAXES
     The provision for income taxes is calculated in accordance with SFAS No. 109, “Accounting for Income Taxes,” which requires the recognition of deferred income taxes using the liability method.
     Income before income taxes as shown in the consolidated statements of income consisted of the following:

Year Ended May 31	2005	2004	2003

(In thousands)
United States	$115,192	$182,032	$19,025
Foreign	48,536	35,584	28,828

Income Before Income Taxes	$163,728	$217,616	$47,853

Provision for income taxes consists of the following:

Current
U.S. federal	$31,313	$30,579	$36,841
State and local	8,098	7,138	8,747
Foreign	19,160	14,260	13,671

	58,571	51,977	59,259

Deferred
U.S. federal	(2,544)	21,077	(39,616)
State and local	(218)	3,011	(5,659)
Foreign	2,887	(335)	(1,458)

	125	23,753	(46,733)

Provision for Income Taxes	$58,696	$75,730	$12,526

RPM International Inc. and Subsidiaries

     The significant components of deferred income tax assets and liabilities as of May 31, 2005 and 2004 were as follows:

(In thousands)	2005	2004

Deferred income tax assets related to:
Inventories	$2,983	$1,692
Allowance for losses	7,077	14,538
Accrued compensation and benefits	7,892	8,402
Asbestos related liabilities	36,964	33,978
Accrued other expenses	6,768	7,753
Other long-term liabilities	25,780	18,550
Net operating loss and credit carryforwards	33,131	23,261
Other	2,972	1,802

Total deferred income tax assets	123,567	109,976
Less: valuation allowance	(13,946)	(9,734)

Net deferred income tax assets	109,621	100,242

Deferred income tax (liabilities) related to:
Depreciation	(52,846)	(40,660)
Prepaid pension	(10,188)	(10,245)
Amortization of intangibles	(84,625)	(86,806)

Total deferred income tax (liabilities)	(147,659)	(137,711)

Deferred Income Tax Assets (Liabilities), Net	$(38,038)	$(37,469)

     At May 31, 2005, we had U.S. federal foreign tax credit carryforwards of approximately $21.5 million which expire starting in 2010. Additionally, we had foreign net operating loss carryforwards of approximately $35.4 million at May 31, 2005 of which approximately $0.9 million expire at various dates beginning in 2007 and approximately $34.5 million which have an indefinite carryforward period. These net operating loss and foreign tax credit carryforwards may be used to offset a portion of future taxable income and thereby reduce or eliminate our U.S federal or foreign income taxes otherwise payable.
     Management has determined, based on the available evidence, that it is uncertain that future taxable income of certain of the Company’s foreign subsidiaries as well as anticipated foreign source income will be significant enough to recognize certain of these deferred tax assets. As a result, a valuation allowance of approximately $4.3 million has been recorded during the year ended May 31, 2005.
     The valuation allowance relates to U.S. federal foreign tax credit carryforwards, certain foreign net operating losses and net foreign deferred tax assets recorded in purchase accounting. The most significant portion of the valuation allowance is associated with deferred tax assets recorded in purchase accounting. Any reversal of the valuation allowance that was recorded in purchase accounting would reduce goodwill. In the current year, a reduction of the valuation allowance of $0.5 million was allocated to goodwill as a result of changes in estimated deferred taxes recorded in purchase accounting.
     The following table reconciles income tax expense computed by applying the U.S. statutory federal income tax rate against income before income taxes to the provision for income tax expense:

Year Ended May 31	2005	2004	2003

(In thousands)
Income tax expense at the U.S. statutory federal income tax rate	$57,305	$76,166	$16,749
Impact of foreign operations	(7,810)	(2,930)	(2,986)
State and local income taxes net of federal income tax benefit	5,122	6,597	2,007
Tax benefits from the extraterritorial income exclusion	(754)	(2,870)	(1,250)
Valuation allowance	4,287	278	115
Other	546	(1,511)	(2,109)

Provision for Income Tax Expense	$58,696	$75,730	$12,526

Effective Income Tax Rate	35.8%	34.8%	26.2%

RPM International Inc. and Subsidiaries

NOTE D — COMMON STOCK
     There were 300,000,000 shares of common stock authorized at May 31, 2005 and 2004 with a par value of $0.01 per share. At May 31, 2005 and 2004, there were 117,554,000 and 116,122,000 shares outstanding, respectively, each of which is entitled to one vote.
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
     In October 2004, the Financial Accounting Standards Board ratified the consensus of the Emerging Issues Task Force (the “EITF”) with respect to EITF issue 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings Per Share.” The consensus requires us to consider all instruments with contingent conversion features that include a market price trigger in our diluted earnings per share calculations, regardless of whether that market price trigger has been met. Therefore, our calculation of fully diluted earnings per share includes the 8,034,355 contingent shares of our common stock related to our convertible debt, which includes a market price trigger, by applying the “if-converted” method. EITF 04-8 also requires us to restate previously reported earnings per share for all prior periods presented.
     Effective October 10, 2003, the RPM International Inc. 2003 Restricted Stock Plan for Directors (the “2003 Plan”) was approved by our stockholders. The plan was established primarily for the purpose of recruiting and retaining directors, and to align the interests of directors with the interests of our stockholders. Only directors who are not employees of RPM International Inc. are eligible to participate. Under the 2003 Plan, up to 500,000 shares of RPM International Inc. may be awarded. For the year ended May 31, 2005, 20,000 shares were granted, with 458,400 shares available for future grant. Unamortized deferred compensation expense relating to restricted stock grants for directors of $0.4 million at May 31, 2005, is being amortized over a 3-year vesting period.
     On October 8, 2004, our stockholders approved the RPM International Inc. Omnibus Equity and Incentive Plan (the “Omnibus Plan”). The Omnibus Plan is intended to be the primary stock-based award program for covered employees. A wide variety of stock and stock-based awards, as well as dollar-denominated performance-based awards, may be granted under the Omnibus Plan. A total of 6,000,000 shares of our common stock may be subject to awards under the Omnibus Plan. Of the 6,000,000 shares of common stock issuable under the Omnibus Plan, up to 3,000,000 shares may be subject to “full-value” awards such as restricted stock, restricted stock unit, performance stock and performance stock unit awards. For the year ended May 31, 2005, 321,500 shares of restricted stock were granted under the Omnibus Plan, with 5,678,500 shares available for future grant including 2,678,500 shares available for full-value awards.
     In addition to the restricted shares outstanding under the Omnibus Plan, we have restricted shares outstanding under two equity compensation plans for employees. Under the terms of these plans, up to 2,563,000 shares may be awarded to certain employees, generally subject to forfeiture until the completion of three, five or ten years of service. For the year ended May 31, 2005, 39,500 shares were awarded under these plans. At May 31, 2005, 59,500 shares were vested in these plans (42,000 at May 31, 2004) subject to certain resale restrictions. Unamortized deferred compensation expense of $3.8 million and $4.6 million at May 31, 2005, relating to restricted stock grants for employees, is being amortized over the 10-year and 3-year vesting periods, respectively.
     Gross compensation expense relating to restricted stock awards for the years ended May 31, 2005, 2004 and 2003 was $1.9 million, $1.3 million and $2.1 million, respectively.
     Our Shareholder Rights Plan provides existing stockholders the right to purchase stock of RPM International Inc. at a discount in certain circumstances as defined by the Plan. The rights are not exercisable at May 31, 2005 and expire in May 2009.
     We have options outstanding under two stock option plans, the 1989 Stock Option Plan and the 1996 Key Employees Stock Option Plan, the latter of which provides for the granting of options for up to 9,000,000 shares. Stock options are granted to employees and directors at an exercise price equal to the fair market value of RPM International Inc. stock at the date of grant. These options are generally exercisable cumulatively in equal annual installments commencing one year from the grant date, and have expiration dates ranging from October 2005 to October 2014. At May 31, 2005, 64,000 shares (648,000 at May 31, 2004) were available for future grant.
RPM International Inc. and Subsidiaries

     The following table summarizes option activity under the Plans during the last three fiscal years:

	2005		2004		2003
	Weighted	Number	Weighted	Number	Weighted	Number
	Average	of Shares	Average	of Shares	Average	of Shares
	Exercise	Under	Exercise	Under	Exercise	Under
Shares Under Option	Price	Option	Price	Option	Price	Option

(In thousands, except per share amounts)
Outstanding, beginning of year
(Prices ranging from $8.69 to $16.70)	$13.23	7,403	$12.86	6,937	$12.57	6,223
Options granted
(Prices ranging from $15.15 to $17.63)	17.60	584	14.10	1,254	14.08	1,191
Options canceled/expired
(Prices ranging from $8.81 to $17.63)	13.57	(76)	12.98	(206)	13.98	(153)
Options exercised
(Prices ranging from $8.69 to $16.35)	11.53	(1,147)	10.73	(582)	11.33	(324)

Outstanding, end of year
(Prices ranging from $8.69 to $17.63)	$13.90	6,764	$13.23	7,403	$12.86	6,937

Exercisable, end of year
(Prices ranging from $8.69 to $16.70)	$13.41	4,578	$13.15	4,775	$13.19	4,477

	Options Outstanding			Options Exercisable
	at May 31, 2005			at May 31, 2005

(Shares in thousands)		Wtd. Avg.	Weighted		Weighted
		Remaining	Average		Average
		Contractual	Exercise		Exercise
Exercise Price Range	Shares	Life (Years)	Price	Shares	Price

$8.00 to $9.99	938	5.3	$9.33	938	$9.33
$10.00 to $11.99	194	6.3	$10.26	133	$10.26
$12.00 to $14.99	3,213	6.6	$13.91	1,670	$13.76
$15.00 to $16.99	1,845	2.7	$15.41	1,837	$15.41
$17.00 to $17.63	574	9.4	$17.62

	6,764	5.6	$13.90	4,578	$13.41

     We apply Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” for our stock-based employee compensation plans. As outlined in SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” we chose to apply the modified prospective method in adopting this accounting change. Under this method, stock-based employee compensation expense in fiscal 2005 is the same as that which would have been recognized had the fair value recognition provisions of SFAS No. 123 been applied to account for all employee awards from its original effective date. Results of prior periods have not been restated. See Note A, “Summary of Significant Accounting Policies,” for the pro forma disclosures of net income and earnings per share required under SFAS No. 123 for fiscal years 2004 and 2003.
RPM International Inc. and Subsidiaries

NOTE E — LEASES
     We lease certain property, plant and equipment under long-term lease agreements, some of which provide for increased rental payments based upon increases in the cost-of-living index. The following table illustrates our future minimum lease commitments under all non-cancelable lease agreements, for each of the next five years and in the aggregate, as of May 31, 2005:

May 31

(In thousands)
2006	$23,765
2007	18,412
2008	14,070
2009	7,126
2010	5,303
Thereafter	10,884

Total Minimum Lease Commitments	$79,560

     Total rental expense for all operating leases amounted to $29.4 million in 2005, $27.1 million in 2004 and $24.3 million in 2003. Capitalized leases were immaterial for the three years ended May 31, 2005.
NOTE F — PENSION PLANS
     We sponsor several pension plans for our employees, including our principal plan (the “Retirement Plan”), which is a non-contributory defined benefit pension plan covering substantially all domestic non-union employees. Pension benefits are provided for certain domestic union employees through separate plans. Employees of our foreign subsidiaries receive pension coverage, to the extent deemed appropriate, through plans which are governed by local statutory requirements. The measurement date used to determine pension benefit measurements for both the U.S. and non-U.S. plans was February 28, 2005.
     The Retirement Plan provides benefits that are based upon years of service and average compensation with accrued benefits vesting after five years. Benefits for union employees are generally based upon years of service, or years of service and average compensation. Our funding policy is to contribute an amount on an annual basis that can be deducted for federal income tax purposes, using a different actuarial cost method and different assumptions from those used for financial reporting. For the fiscal year ending May 31, 2006, we expect to contribute approximately $10.1 million to the Retirement Plans in the U.S., in addition to the approximate $2.1 million that we expect to contribute to our foreign plans.
     Net periodic pension cost (income) consisted of the following for the three years ended May 31, 2005:

	U.S. Plans			Non-U.S. Plans
(In thousands)	2005	2004	2003	2005	2004	2003

Service cost	$11,231	$9,879	$8,904	$2,154	$1,695	$1,168
Interest cost	7,481	7,228	6,634	4,359	3,612	2,344
Expected return on plan assets	(9,759)	(7,385)	(7,769)	(4,117)	(3,188)	(2,748)
Amortization of:
Prior service cost	294	294	197
Net gain on adoption of SFAS No. 87	(3)	(23)	(85)
Net actuarial (gains) losses recognized	1,500	2,542	952	1,394	1,237	324
Curtailment/settlement (gains) losses			11

Net Pension Cost	$10,744	$12,535	$8,844	$3,790	$3,356	$1,088

RPM International Inc. and Subsidiaries

     The changes in benefit obligations and plan assets, as well as the funded status of our pension plans at May 31, 2005 and 2004, were as follows:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2005	2004	2005	2004

Benefit obligation at beginning of year	$128,666	$112,271	$77,533	$59,588
Service cost	11,231	9,879	2,154	1,695
Interest cost	7,481	7,228	4,359	3,612
Benefits paid	(9,730)	(10,696)	(2,723)	(2,304)
Participant contributions			681	585
Acquisitions and new plans				755
Actuarial (gains) losses	10,857	9,984	2,487	3,477
Currency exchange rate changes			4,699	10,125

Benefit Obligation at End of Year	$148,505	$128,666	$89,190	$77,533

Fair value of plan assets at beginning of year	$109,920	$88,669	$56,377	$41,674
Actual return on plan assets	5,031	28,800	4,316	6,328
Employer contributions	12,870	3,147	3,642	2,895
Participant contributions			681	585
Benefits paid	(9,730)	(10,696)	(2,723)	(2,304)
Currency exchange rate changes			3,630	7,199

Fair Value of Plan Assets at End of Year	$118,091	$109,920	$65,923	$56,377

(Deficit) of plan assets versus benefit obligations at end of year	$(30,414)	$(18,746)	$(23,267)	$(21,156)
Contributions after measurement date	4	2,533	183	472
Unrecognized actuarial (gains) losses	47,992	33,907	28,826	26,406
Unrecognized prior service cost	2,546	2,840
Unrecognized net transitional asset	(2)	(5)

Net Amount Recognized	$20,126	$20,529	$5,742	$5,722

Amounts recognized in the consolidated balance sheets:
Prepaid benefit cost	$20,369	$21,107	$8,676	$7,350
Accrued benefit liability	(755)	(663)	(11,260)	(10,878)
Accumulated other comprehensive loss	481	85	8,326	9,250
Intangible asset	31

Net Amount Recognized	$20,126	$20,529	$5,742	$5,722

Accumulated Benefit Obligation	$114,553	$100,323	$76,706	$67,238

RPM International Inc. and Subsidiaries

     The following table summarizes the relationship between our plans’ benefit obligations and assets.

	U.S. Plans
	2005		2004
	Benefit	Plan	Benefit	Plan
(In thousands)	Obligation	Assets	Obligation	Assets

Plans with projected benefit obligation in excess of plan assets	$145,633	$114,840	$124,704	$104,891
Plans with accumulated benefit obligation in excess of plan assets	$1,757	$998	$667
Plans with assets in excess of projected benefit obligations	$2,872	$3,251	$3,962	$5,029
Plans with assets in excess of accumulated benefit obligations	$112,796	$117,093	$99,655	$109,920

	Non-U.S. Plans
	2005		2004
	Benefit	Plan	Benefit	Plan
(In thousands)	Obligation	Assets	Obligation	Assets

Plans with projected benefit obligation in excess of plan assets	$89,190	$65,923	$77,533	$56,377
Plans with accumulated benefit obligation in excess of plan assets	$48,839	$37,396	$43,705	$32,403
Plans with assets in excess of accumulated benefit obligations	$27,867	$28,527	$23,533	$23,973

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

	U.S. Plans			Non-U.S. Plans
Year-End Benefit Obligations	2005	2004	2003	2005	2004	2003

Discount rate	5.75%	6.00%	6.70%	5.40%	5.65%	6.43%
Rate of compensation increase	3.50%	3.50%	4.00%	3.63%	3.48%	3.95%

	U.S. Plans			Non-U.S. Plans
Net Periodic Pension Cost	2005	2004	2003	2005	2004	2003

Discount rate	6.00%	6.70%	7.25%	5.68%	6.43%	6.63%
Expected return on plan assets	8.75%	8.75%	9.00%	7.31%	7.25%	8.25%
Rate of compensation increase	3.50%	4.00%	4.00%	3.66%	3.95%	4.00%

     The following tables illustrate the weighted average actual and target allocation of plan assets:

U.S. Plans
		Actual Asset
	Target Allocation	Allocation
as of February 2005		2005	2004

Equity securities	70%	70%	70%
Fixed income securities	25%	16%	21%
Cash		9%	5%
Other	5%	5%	4%

Total assets	100%	100%	100%

Non-U.S. Plans
		Actual Asset
	Target Allocation	Allocation
	as of February 2005	2005	2004

Equity securities	58%	58%	59%
Fixed income securities	37%	36%	38%
Cash	1%	2%	1%
Property and other	4%	4%	2%

Total assets	100%	100%	100%

RPM International Inc. and Subsidiaries

     The primary objective for the investments of the Retirement Plan is to provide for long-term growth of capital without undue exposure to risk. This is accomplished by utilizing a strategy of equities, fixed income securities and cash equivalents in a mix that is conducive to participation in a rising market while allowing for adequate protection in a falling market. The Plan Investment Committee oversees the investment allocation process, which includes the selection and evaluation of investment managers, the determination of investment objectives and risk guidelines, and the monitoring of actual investment performance. In order to properly manage investment risk, plan policy prohibits short selling, securities lending, financial futures, options and other specialized investments except for certain alternative investments specifically approved by the Investment Committee. The Investment Committee reviews, on a quarterly basis, reports of actual plan investment performance provided by independent third parties, in addition to their review of the plan investment policy on an annual basis.
     Outside the U.S., the investment objectives are similar, subject to local regulations. In general, investments are managed by private investment managers, reporting to our Investment Committee on a regular basis.
     In addition to the defined benefit pension plans discussed above, we also sponsor employee savings plans under Section 401 (k) of the Internal Revenue Code, which cover many employees in the United States. The majority of the plans provide for matching contributions based upon qualified employee contributions. Matching contributions are invested in the same manner that the participants invest their own contributions. Matching contributions charged to income were $8.2 million, $7.8 million and $6.1 million for years ending May 31, 2005, 2004 and 2003, respectively.
     The Company expects to pay the following estimated pension benefit payments in the next five years (in millions): $10.1 in 2006; $11.6 in 2007; $13.2 in 2008; $14.9 in 2009; $14.7 in 2010. In the five years thereafter (2011-2015) the Company expects to pay $99.3 million.
NOTE G — POSTRETIREMENT HEALTH CARE BENEFITS
     We sponsor several unfunded health care benefit plans for certain of our retired employees. Eligibility for these benefits is based upon minimum age and service requirements. The following table illustrates the effect on operations of these plans for the three years ended May 31, 2005:

	U.S. Plans			Non-U.S. Plans
(In thousands)	2005	2004	2003	2005	2004	2003

Service cost — Benefits earned during this period	$11	$11	$9	$265	$205	$168
Interest cost on the accumulated obligation	661	634	649	473	396	325
Amortization of unrecognized (gains) losses	27		(47)	28

Net Periodic Postretirement Expense	$699	$645	$611	$766	$601	$493

     The changes in the benefit obligations of the plans at May 31, 2005 and 2004 were as follows:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2005	2004	2005	2004

Accumulated postretirement benefit obligation at beginning of year	$11,465	$9,884	$6,815	$4,970
Service cost	11	11	265	205
Interest cost	661	634	473	396
Benefit payments	(1,013)	(908)	(122)	(129)
Actuarial (gains) losses	353	1,844	333	822
Amendments	(308)
Currency exchange rate changes			567	551

Accumulated postretirement benefit obligation at end of year	11,169	11,465	8,331	6,815
Unrecognized actuarial gains (losses)	(1,796)	(1,470)	(1,542)	(1,142)
Unrecognized prior service cost (benefit)	308

Accrued Postretirement Health Care Benefits	$9,681	$9,995	$6,789	$5,673

     Measurement dates of May 31, 2005 and 2004, respectively, were used to determine postretirement benefit measurements outlined above.
RPM International Inc. and Subsidiaries

     The following weighted average assumptions were used to determine our year-end benefit obligations and net periodic postretirement benefit costs under the plans:

	U.S. Plans			Non-U.S. Plans
Year-End Benefit Obligations	2005	2004	2003	2005	2004	2003

Discount rate	5.75%	6.00%	6.70%	6.00%	6.25%	7.00%
Current healthcare cost trend rate	10.00%	10.00%	9.00%	8.00%	9.00%	9.00%
Ultimate healthcare cost trend rate	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%
Year ultimate healthcare cost trend rate will be realized	2015	2014	2008	2008	2008	2008

	U.S. Plans			Non-U.S. Plans
Net Periodic Postretirement Benefit Cost	2005	2004	2003	2005	2004	2003

Discount rate	6.00%	6.70%	7.25%	6.25%	7.00%	7.25%
Healthcare cost trend rate	10.00%	9.00%	8.00%	9.00%	9.00%	9.00%
Ultimate healthcare cost trend rate	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%
Year ultimate healthcare cost trend rate will be realized	2014	2007	2008	2008	2007	2008

     Increasing or decreasing current healthcare cost trend rates by 1% would affect accumulated postretirement benefit obligation and net postretirement expense by the following amounts for the years ended May 31, 2005 and 2004:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2005	2004	2005	2004

1% Increase in trend rate
Accumulated Benefit Obligation	$950	$980	$1,617	$1,423
Postretirement Cost	60	50	163	135

1% Decrease in trend rate
Accumulated Benefit Obligation	(830)	(850)	(1,262)	(1,177)
Postretirement Cost	(50)	(50)	(123)	(127)

     The Company expects to pay approximately $1.0 million in estimated postretirement benefit expense in each of the next five years. In the five years thereafter (2011-2015) the Company expects to pay $5.3 million.
     We have determined that our postretirement medical plan provides prescription drug benefits that will qualify for the federal subsidy provided by the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“Act”). For our current retirees who are not subject to cost caps, we have assumed that we will be eligible for the subsidy beginning in 2006 and for all future years. For our current and future retirees who are subject to cost caps, we have assumed that we will be eligible for the subsidy beginning in 2006 and ending on average in 2012.
     We have reflected the impact of the Act for the first time in the fiscal year end 2005 accumulated postretirement benefit obligation (“APBO”). We have reflected the change in the APBO as an actuarial gain in accordance with FASB Staff Position No. FAS 106-2. The impact will be reflected net of periodic expense for the first time beginning with the quarter ended August 31, 2005.
NOTE H — CONTINGENCIES AND LOSS RESERVES
     Accrued loss reserves and asbestos-related liabilities consist of the following:

May 31	2005	2004

(In thousands)
Accrued product liability reserves	$57,414	$47,402
Accrued warranty reserves	5,822	5,670
Accrued environmental reserves	2,216	3,627

Accrued loss reserves — current	65,452	56,699
Asbestos-related liabilities — current	55,000	47,500

Total Reserves — Current	$120,452	$104,199

Accrued warranty and product liability reserves — noncurrent	$8,044	$5,579
Asbestos-related liabilities — noncurrent	46,172	43,107

Total Reserves — Noncurrent	$54,216	$48,686

     We provide, through our wholly owned insurance subsidiaries, certain insurance coverage, primarily product liability, to our other subsidiaries. Excess coverage is provided by outside carriers. The reserves reflected above
RPM International Inc. and Subsidiaries

provide for these potential losses as well as other uninsured claims. In fiscal 2005, product liability reserves increased to $57.4 million, or by approximately $10.0 million, as a result of our continuing evaluation of our liability under a preliminarily court-approved class action lawsuit settlement covering our Dryvit exterior insulated finish systems product line. The Dryvit reserve increase was $16.2 million. The liability was substantially covered by excess coverage from outside insurance carriers, and offsetting receivables were recorded and are reflected as current and long-term receivables. The increase in the accrual in 2005 relating to the class action lawsuit had no impact on our statement of income as a result of the outside insurance funding. This accrual increase is expected to bring us nearer to closure on the class action lawsuit.
     Certain of our wholly owned subsidiaries, principally Bondex International, Inc. (“Bondex”), along with many other U.S. companies, are and have been involved in a large number of asbestos-related suits filed primarily in state courts during the past two decades, with a majority of claims pending in five states – Illinois, Ohio, Mississippi, Texas and Florida. These suits principally allege personal injury resulting from exposure to asbestos-containing products previously manufactured by the Company’s subsidiaries. The alleged claims relate primarily to products that Bondex or its predecessors sold through 1977. In many cases, plaintiffs are unable to demonstrate that they have suffered any compensable loss as a result of such exposure, or that injuries incurred resulted from exposure to Bondex products.
     The rate at which plaintiffs filed asbestos-related suits against Bondex increased in the fourth quarter of 2002 and the first two quarters of 2003, influenced by the bankruptcy filings of numerous other defendants in asbestos-related litigation. Based on the significant increase in asbestos claims activity which, in many cases, disproportionately increased Bondex’s exposure in joint and several liability law states, our third-party insurance was depleted within the first quarter of 2004, as previously reported. Our third-party insurers historically had been responsible, under various cost-sharing arrangements, for the payment of approximately 90% of the indemnity and defense costs associated with our asbestos litigation. Prior to this sudden precipitous increase in loss rates, the combination of book loss reserves and insurance coverage was expected to adequately fund asbestos loss payments for the foreseeable future. We have reserved our rights with respect to various of our third-party insurers’ claims of exhaustion, and in late calendar 2002 commenced reviewing our known insurance policies to determine whether or not other insurance limits may be available to cover our asbestos liabilities.
     As a result of this examination and as previously disclosed, certain of our subsidiaries filed a complaint for declaratory judgment, breach of contract and bad faith against various third party insurers challenging their assertion that their policies covering asbestos-related claims have been exhausted. Since the July 3, 2003 filing in Ohio, this action was consolidated with a related case and, pursuant to a case management order, the parties are to complete fact discovery by March 31, 2006 and dispositive motions and expert discovery by September 1, 2006. A trial date of January 29, 2007 has been set; however, it is possible that this and other dates may be modified as the coverage case progresses.
     We are unable at the present time to predict the timing or ultimate outcome of this insurance coverage litigation. Consequently, we are unable to predict whether, or to what extent, any additional insurance may be available to cover a portion of our subsidiaries’ asbestos liabilities. We have not included any potential benefits from this litigation either in our financial statements or in calculating our asbestos reserve. Our wholly-owned captive insurance companies have not provided any insurance or re-insurance coverage of any asbestos-related claims.
     During 2003 and early fiscal 2004, new state liability laws were enacted in three states (Mississippi, Ohio and Texas) where at that time more than 80% of the claims against Bondex were pending. Effective dates for the last two of the law changes were April 8, 2003 and July 1, 2003. The changes generally provided for liability to be determined on a “proportional cause” basis, thereby limiting Bondex’s responsibility to only its share of the alleged asbestos exposure. During the third and fourth fiscal quarters of 2004, two of the three previously mentioned states that adopted “proportional cause” liability in 2003 passed additional legislation impacting medical criteria and product identification in asbestos-related litigation. In 2005, additional states including Florida and Georgia, have adopted various medical criteria-based asbestos legislation. While there have been some changes in the type of claims filed in certain of these states, the ultimate influence these law changes may have on future claims activity and settlement values is not known at this time. Claims in Mississippi, Ohio and Texas at the year ended May 31, 2005, coupled with the non-malignancy filings in Florida, currently comprise approximately 80% of the aggregate claims filed against Bondex.
RPM International Inc. and Subsidiaries

     At the end of 2002 and through the third fiscal quarter of 2003, Bondex had concluded it was not possible to estimate the cost of disposing all of the asbestos-related claims that might be filed against Bondex in the future due to a number of reasons, including its lack of sufficient comparable loss history from which to assess either the number or value of any future asbestos-related claims. As previously disclosed, during the fourth fiscal quarter of 2003, Bondex retained a consulting firm to assist in analyzing its loss history data, to evaluate whether it would be possible to estimate the cost of disposing pending claims in light of both past and recent loss history, and to assist in determining whether future asbestos-related claims reasonably expected to be filed against Bondex were measurable, given recent changes in various state laws and the prospect of potential federal asbestos-related legislation.
     Bondex provided the consultants with all relevant data regarding asbestos-related claims filed against Bondex through May 31, 2003. Management, with the consultants’ input, concluded that it was not possible to currently estimate the full range of the cost of resolving all future asbestos-related claims against Bondex. Estimating the future cost of asbestos-related contingent liabilities was and continues to be subject to many uncertainties, including (i) the ultimate number of claims filed; (ii) the cost of resolving both current known and future unknown claims; (iii) the amount of insurance, if any, available to cover such claims, including the outcome of coverage litigation against the subsidiaries’ third party insurers; (iv) future earnings and cash flow of the Company’s subsidiaries; (v) the impact of bankruptcies of other companies whose share of liability may be imposed on the Company’s subsidiaries under certain state liability laws; (vi) the unpredictable aspects of the litigation process including a changing trial docket and the jurisdictions in which trials are scheduled; (vii) the outcome of any such trials including judgments or jury verdicts, as a result of our more aggressive defense posture which includes taking selective cases to verdict; (viii) the lack of specific information in many cases concerning exposure to the subsidiaries’ products and the claimants’ diseases; (ix) potential changes in applicable federal and/or state law; and (x) the potential impact of various proposed structured settlement transactions or subsidiary bankruptcies by other companies, some of which are the subject of federal appellate court review, the outcome of which could materially affect any future asbestos-related liability estimates. In addition, during both calendar years 2003 and 2005, passage by the United States Senate Judiciary Committee of proposed legislation to establish a trust fund to pay future asbestos related claims and remove such cases from federal and state courts with industry and insurers funding the trust continues to be a significant variable that has made it increasingly difficult to predict with certainty the full exposure of future, unknown asbestos-related claims. The ongoing prospect of federal trust fund legislation is expected to continue to be a significant variable in assessing our future asbestos-related liabilities.
     Based on the foregoing considerations, at May 31, 2003, we concluded that we could not fully estimate the liability that would result from all future asbestos claims. We established a reserve for those pending cases that had progressed to a stage where the cost to dispose of these cases could, at the time, reasonably be estimated, as well as a $51.2 million provision for future unasserted claims that were estimable at May 31, 2003. The estimation of even pending cases was and is always difficult due to the dynamic nature of asbestos litigation including the variables discussed above. The estimated range of potential loss covering measurable known asbestos claims and the provision for future claims that were estimable at May 31, 2003 was $140.0 million to $145.0 million. Accordingly, we established a reserve equal to the lower end of this range of potential loss by taking an asbestos charge to fiscal 2003 operations of $140.0 million. At the time of the reserve, we believed that this asbestos reserve would be sufficient to cover asbestos-related cash flow requirements over the estimated three-year life of the reserve. The $140.0 million charge also included $15.0 million in total projected defense costs over the estimated three-year life of the reserve. By comparison, Bondex’s share of costs (net of then-available third-party insurance) for asbestos-related product liability was $6.7 million and $2.8 million for the years ended May 31, 2003 and 2002, respectively.
     Since May 31, 2003, we have reviewed and evaluated on a quarterly basis the adequacy of our asbestos reserve. The range of loss calculation for the $140 million reserve was based on an extensive analysis of the most critical factors that influence our asbestos-related costs including: (i) the gross number of open malignancy claims (principally mesothelioma claims) as these claims have the most significant impact on our asbestos settlement costs; (ii) historical and current settlement costs and dismissal rates by various categories; (iii) analysis of the jurisdiction and governing law of the states in which these claims are pending; (iv) and outside defense counsel’s opinions and recommendations
RPM International Inc. and Subsidiaries

with respect to the merits of such claims. Although the number of open malignancy claims has remained relatively constant, subject to some quarterly variability, since May 31, 2003 continuing through the year ended May 31, 2005, our average settlement costs for malignancy claims have declined and dismissal rates have increased. Several defense verdicts during the second half of fiscal 2004 further contributed to lower settlement values and higher dismissal rates. Our defense costs, however, have increased significantly as a result of our more aggressive defense strategy, which now includes taking selective cases to verdict.
     Based on our review of our asbestos reserve for the second quarter ended November 30, 2004, we concluded that the $56.0 million balance of the $140.0 million reserve would not likely be sufficient to cover our asbestos-related cash flow requirements for the remainder of the full three-year period originally contemplated by the reserve. Accordingly, we concluded that an increase in our existing reserve was appropriate and took an asbestos reserve adjustment of $47.0 million for the quarter ended November 30, 2004, which we believed would be sufficient to cover any incremental cash flow requirements through fiscal 2006 not covered by the $140.0 million reserve, as well as the additional cash flow requirements for the balance of our then pending known claims and anticipated higher defense costs. Approximately $32.0 million of the $47.0 million reserve adjustment was allocated to anticipated higher future defense costs. During the third fiscal quarter ended February 28, 2005, based on a review of our pending known claims coupled with a review of our defense costs, we concluded that an increase in our existing reserve was appropriate. An asbestos reserve adjustment of $15.0 million was taken for the quarter ended February 28, 2005. With cash outlays of $21.9 million in the third quarter, our asbestos reserves aggregated $96.3 million at February 28, 2005, which we believed would be sufficient to cover the cash flow requirements for the balance of our then-pending known claims and defense costs. Our $15.0 million reserve increase assumed that approximately $6.1 million will be allocated to anticipated higher future defense costs, which we expected to continue.
     During the fourth quarter ended May 31, 2005, an additional $16.0 million was added to the asbestos reserve based on management’s quarterly review of pending claims and defense costs. With cash outlays of $11.1 million in the quarter, our asbestos reserves aggregate $101.2 million at May 31, 2005, which we believe will be sufficient to cover the cash flow requirements for the balance of our pending known claims and defense costs. Of the $16.0 million reserve increase, approximately $15.8 million is expected to be allocated to anticipated higher future defense costs, which we expect to continue. As we review our asbestos reserve each quarter, we will make appropriate adjustments to the reserve based on our most recent experience to ensure that it is sufficient to cover the anticipated settlement and defense costs associated with our then pending, known claims. We will continue to evaluate the appropriateness of estimating the value of any potential future unknown asbestos claims and at such time as we are able to quantify such future exposure, we will establish a reserve for such unknown future claims.
     We recognize that future facts, events and legislation, both state and/or federal, may alter our estimates of both pending and future claims. We cannot estimate possible liabilities in excess of those accrued because we cannot predict the number of additional claims that may be filed in the future, the grounds for such claims, the potential settlement values associated with any such future claims, the ultimate resolution of such claims, the full impact of the state law changes enumerated above or the effect of pending federal trust fund legislation on future asbestos claims. Subject to the foregoing variables, including the timing and impact of such variables and the increase in the asbestos reserve, we believe that our asbestos reserves are sufficient to cover asbestos-related cash flow requirements for the current inventory of our known claims. It is, however, reasonably possible that our actual costs for claims could differ from current estimates but, based upon information presently available, such costs are not expected to have a material effect on our competitive or financial position or our ongoing operations. As previously disclosed, however, our existing reserve will not presently cover the costs of future unknown claims and therefore, additional reserves will be required in future periods for any such future claims. Any such future reserve increases, when taken, could have a material impact on our results in such period.
     The Company will continue to evaluate its asbestos-related loss exposure each quarter and review the adequacy of its reserve and the related cash flow implications in light of our most recent actual claims experience, the impact of state law changes and the evolving nature of federal legislative efforts to address asbestos litigation. We will continue to explore all feasible alternatives available to resolve our asbestos-related exposure in a manner consistent with the best interests of our stockholders.
RPM International Inc. and Subsidiaries

     The following table illustrates the movement of current and long-term asbestos-related liabilities for the three years ended May 31, 2005:

		Additions
		Charged to
	Balance at	Selling, General	Deductions	Balance at
	Beginning	and	(Primarily	End of
(In thousands)	of Period	Administrative	Claims Paid)	Year

Year Ended May 31, 2005	$90,607	$78,000	$67,435	$101,172
Year Ended May 31, 2004	144,583		53,976(a)	90,607
Year Ended May 31, 2003	3,377	146,650	5,444(b)	144,583

(a)	Represents the Company’s portion of total claims paid during the fiscal year ended May 31, 2004 of $63.4 million, net of insurer contributions totaling $9.4 million. Insurance coverage was depleted in the first quarter of fiscal year 2004.

(b)	Represents the Company’s portion of total claims paid during the fiscal year ended May 31, 2003 of $54.4 million, net of insurer contributions totaling $49.0 million.
     In addition, like others in similar businesses, we are involved in several proceedings relating to environmental matters. It is our policy to accrue remediation costs when it is probable that such efforts will be required and the related costs can be reasonably estimated. These liabilities are undiscounted. Provision for estimated warranty costs is recorded at the time of sale and periodically adjusted to reflect actual experience.
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
NOTE I — SEGMENT INFORMATION
     We operate a portfolio of businesses that manufacture and sell a variety of specialty paints, protective coatings and roofing systems, sealants and adhesives. We manage our portfolio by organizing our businesses into two operating segments — industrial and consumer — based on the nature of business activities, products and services; the structure of management; and the structure of information as presented to our Board of Directors. Within each segment, individual operating companies or groups of companies generally address common markets, utilize similar technologies, and can share manufacturing or distribution capabilities.
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
     The ten largest consumer segment customers represented approximately 25%, 25% and 24% of our consolidated net sales and approximately 57%, 55% and 53% of consumer net sales for 2005, 2004 and 2003, respectively. Sales to The Home Depot represented 11%, 11% and 11% of our consolidated net sales and 26%, 25% and 24% of our consumer segment net sales for 2005, 2004 and 2003, respectively.
     We reflect income from our joint ventures on the equity method, and receive royalties from our licensees. Total income from royalties and joint ventures amounted to approximately 2% or less of income before income taxes for each of the periods presented, and is therefore included as an offset to selling, general and administrative expenses. Export sales amounted to less than 10% of net sales for each of the three years presented.
     The following table reflects the results of our operating segments consistent with our management philosophy, and represents the information we utilize, in conjunction with various strategic, operational and other financial performance criteria, in evaluating the performance of our portfolio of businesses.
RPM International Inc. and Subsidiaries

Year Ended May 31	2005	2004	2003

(In thousands)
Segment Information
Net Sales
Industrial	$1,441,548	$1,272,781	$1,117,877
Consumer	1,114,187	1,034,772	935,605
Corporate/Other

Total	$2,555,735	$2,307,553	$2,053,482

Income Before Income Taxes
Industrial	$168,578	$140,706	$122,568
Consumer	147,601	142,852	131,100
Corporate/Other	(152,451)	(65,942)	(205,815)

Total	$163,728	$217,616	$47,853

Identifiable Assets
Industrial	$1,271,145	$1,111,978	$1,067,921
Consumer	1,138,894	1,090,531	1,038,350
Corporate/Other	246,206	147,582	137,184

Total	$2,656,245	$2,350,091	$2,243,455

Capital Expenditures
Industrial	$30,714	$26,043	$18,741
Consumer	24,175	23,303	22,095
Corporate/Other	720	1,907	978

Total	$55,609	$51,253	$41,814

Depreciation and Amortization
Industrial	$33,213	$30,764	$27,537
Consumer	29,264	29,503	29,216
Corporate/Other	3,515	3,010	1,921

Total	$65,992	$63,277	$58,674

Geographic Information
Net Sales (based on shipping location)
United States	$2,009,748	$1,841,837	$1,655,609

Foreign
Canada	192,579	172,894	144,882
Europe	250,585	207,557	175,657
Other Foreign	102,823	85,265	77,334

Total Foreign	545,987	465,716	397,873

Total	$2,555,735	$2,307,553	$2,053,482

Assets Employed
United States	$2,167,285	$1,884,387	$1,827,910

Foreign
Canada	205,433	154,815	151,771
Europe	266,564	242,063	197,654
Other Foreign	16,963	68,826	66,120

Total Foreign	488,960	465,704	415,545

Total	$2,656,245	$2,350,091	$2,243,455

NOTE J — QUARTERLY INFORMATION (UNAUDITED)
     The following is a summary of the quarterly results of operations for the years ended May 31, 2005 and 2004:

	For Quarter Ended

(In thousands, except per share amounts)	August 31	November 30	February 28		May 31

2005
Net Sales	$661,513	$623,469	$516,337		$754,416
Gross Profit	$294,887	$270,688	$211,117		$329,859
Net Income	$54,486	$9,112	$(4,772)		$46,206
Basic Earnings Per Share	$0.47	$0.08	$(0.04)		$0.39
Diluted Earnings Per Share(a)	$0.44	$0.08	$(0.04	)(b)	$0.37

Dividends Per Share	$0.14	$0.15	$0.15		$0.15

	For Quarter Ended

(In thousands, except per share amounts)	August 31	November 30	February 29	May 31

2004
Net Sales(c)	$581,023	$581,541	$473,978	$671,011
Gross Profit(c)	$267,043	$257,575	$203,803	$302,760
Net Income	$47,672	$35,223	$6,018	$52,973
Basic Earnings Per Share	$0.41	$0.30	$0.05	$0.46
Diluted Earnings Per Share(a)	$0.39	$0.29	$0.05	$0.43

Dividends Per Share	$0.13	$0.14	$0.14	$0.14

(a)	Includes dilutive effect of EITF 04-8 as discussed in Note D.

(b)	Dilutive effects of our contingently convertible debt not included as it would be anti-dilutive.

(c)	See cooperative advertising reclassifications as discussed in Note A.
     Quarterly earnings per share may not total to the yearly earnings per share due to the weighted average number of shares outstanding in each quarter.
RPM International Inc. and Subsidiaries

NOTE K — SUBSEQUENT EVENTS
     On July 22, 2005, our Tremco subsidiary entered into a definitive purchase agreement to acquire Illbruck Sealant Systems (“Illbruck”). Illbruck, located in Leverkusen, Germany, is a provider of high-performance sealant and installation systems. With sales of $190.0 million, the acquisition will increase RPM’s global presence in core waterproofing and sealants system technologies. The acquisition is expected to be finalized by early September, pending appropriate European government approval at which point Illbruck will be a wholly-owned subsidiary.

QUARTERLY STOCK PRICE AND DIVIDEND INFORMATION
     RPM shares of common stock are traded on the New York Stock Exchange under the symbol RPM. The high and low sales prices for the shares of common stock, and the cash dividends paid on the common stock, for each quarter of the two most recent fiscal years are set forth in the table below.
Range of Sales Prices and Dividends Paid

Fiscal 2005	High	Low	Dividends paid per share

First Quarter	$16.02	$13.85	$0.140
Second Quarter	$18.99	$15.71	$0.150
Third Quarter	$19.95	$17.58	$0.150
Fourth Quarter	$19.25	$16.51	$0.150

Fiscal 2004	High	Low	Dividends paid per share

First Quarter	$14.20	$12.28	$0.130
Second Quarter	$15.28	$12.90	$0.140
Third Quarter	$17.24	$14.93	$0.140
Fourth Quarter	$17.00	$13.29	$0.140
Source: The Wall Street Journal
     Cash dividends are payable quarterly, upon authorization of the Board of Directors. Regular payment dates are approximately the last day of July, October, January and April.
     The number of holders of record of RPM common stock as of August 1, 2005 was approximately 35,278.
RPM International Inc. and Subsidiaries

MANAGEMENT’S REPORT ON INTERNAL CONTROLS
     The management of RPM International Inc. is responsible for establishing and maintaining adequate internal control over financial reporting for the company, as such term is defined in Rules 13a-15(f) under the Securities Exchange Act of 1934 (“Exchange Act”). RPM’s internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective, can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     Management assessed the effectiveness of RPM’s internal control over financial reporting as of May 31, 2005. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on this assessment, management concluded that, as of May 31, 2005, RPM’s internal control over financial reporting is effective.
     Ciulla, Smith & Dale, LLP, who audited the consolidated financial statements of RPM International Inc. as of and for the year ended May 31, 2005, have also audited management’s assessment of internal control over financial reporting and issued a report which is included herein.

Frank C. Sullivan	Robert L. Matejka
President and Chief Executive Officer	Vice President, Chief Financial Officer and Controller

July 7, 2005
RPM International Inc. and Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
RPM International Inc. and Subsidiaries
Medina, Ohio
     We have audited the accompanying consolidated balance sheets of RPM International Inc. and Subsidiaries (the “Company”) as of May 31, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended May 31, 2005. These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements based on our audits.
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
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2005 and 2004 and the results of its operations and its cash flows for each of the three years in the period ended May 31, 2005, in conformity with U.S. generally accepted accounting principles.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of May 31, 2005, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 7, 2005 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Cleveland, Ohio
July 7, 2005, except as to Note K, which is as of July 22, 2005.
RPM International Inc. and Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
RPM International Inc. and Subsidiaries
Medina, Ohio
     We have audited management’s assessment, included in the accompanying “Management’s Report on Internal Control Over Financial Reporting,” that RPM International Inc. and Subsidiaries (the “Company”) maintained effective internal control over financial reporting as of May 31, 2005 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
     A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of May 31, 2005, is fairly stated, in all material respects, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of May 31, 2005, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of RPM International Inc. and Subsidiaries as of May 31, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended May 31, 2005, and our report dated July 7, 2005 expressed an unqualified opinion on those financial statements.
Ciulla, Smith & Dale, LLP
Cleveland, Ohio
July 7, 2005
RPM International Inc. and Subsidiaries