Form 10-K, Exhibit 13
period 2006-05-31
RPM INTERNATIONAL INC/DE/
filed 2006-08-10
CIK 110621

Exhibit 13.1
management’s discussion and analysis
MANAGEMENT’S DISCUSSION and ANALYSIS
of RESULTS of OPERATIONS and FINANCIAL CONDITION
SEGMENT INFORMATION
We operate a portfolio of businesses that manufacture and sell a variety of specialty paints, protective coatings and roofing systems, sealants and adhesives. We manage our portfolio by organizing our businesses into two reportable operating segments — industrial and consumer — based on the nature of business activities, products and services, the structure of management and the structure of information as presented to the Board of Directors. Within each segment, individual operating companies or groups of companies generally address common markets, utilize similar technologies, and can share manufacturing or distribution capabilities. We evaluate the profit performance of our segments based on income before income taxes, but also look to earnings before interest and taxes (“EBIT”) as a performance evaluation measure because interest expense is essentially related to corporate acquisitions, as opposed to segment operations.
Industrial segment products are sold throughout North America and account for most of our sales in Europe, South America, Asia, Africa, Australia and the Middle East. The industrial product line is sold primarily to distributors, contractors and to end users, such as industrial manufacturing facilities, educational and governmental institutions, and commercial establishments. Industrial segment products reach their markets through a combination of direct sales, sales representative organizations, distributor sales and sales of licensees and joint ventures.
Consumer segment products are sold throughout North America to mass merchandisers, home centers, hardware stores, paint stores, automotive supply stores and craft shops. Consumer segment products are sold to retailers through a combination of direct sales, sales representative organizations and distributor sales.
In addition to two reportable operating segments, there are certain business activities, referred to as corporate/other, that do not constitute an operating segment, including corporate headquarters and related administrative expenses, results of our captive insurance companies, gains or losses on the sales of certain assets and other expenses not directly associated with either operating segment. Related assets consist primarily of investments, prepaid expenses, deferred pension assets, and headquarters’ property and equipment. These corporate and other assets and expenses reconcile operating segment data to total consolidated net sales, income before income taxes, identifiable assets, capital expenditures, and depreciation and amortization.
The following table reflects the results of our reportable operating segments consistent with our management philosophy, and represents the information we utilize, in conjunction with various strategic, operational and other financial performance criteria, in evaluating the performance of our portfolio of businesses. For further information pertaining to our segments, refer to Note I, “Segment Information,” to our Consolidated Financial Statements.
RPM International Inc. and Subsidiaries

management’s discussion and analysis
SEGMENT INFORMATION
(In thousands)

Year Ended May 31	2006		2005		2004

Net Sales
Industrial Segment	$1,811,590		$1,441,548		$1,272,781
Consumer Segment	1,196,748		1,114,187		1,034,772

Consolidated	$3,008,338		$2,555,735		$2,307,553

Income (Loss) Before Income Taxes(a)
Industrial Segment
Income Before Income Taxes(a)	$201,230		$168,578		$140,706
Interest (Expense), Net	(1,711)		532		192

EBIT(b)	$202,941		$168,046		$140,514

Consumer Segment
Income Before Income Taxes(a)	$159,147		$147,601		$142,852
Interest (Expense), Net	(142)		415		104

EBIT(b)	$159,289		$147,186		$142,748

Corporate/Other
(Loss) Before Income Taxes(a)	$(482,852	)(c)	$(152,451	)(c)	$(65,942)
Interest (Expense), Net	(39,490)		(36,325)		(29,241)

EBIT(b)	$(443,362)		$(116,126)		$(36,701)

Consolidated
Income (Loss) Before Income Taxes(a)	$(122,475)		$163,728		$217,616
Interest (Expense), Net	(41,343)		(35,378)		(28,945)

EBIT(b)	$(81,132)		$199,106		$246,561

(a)	The presentation includes a reconciliation of Income (Loss) Before Income Taxes, a measure defined by Generally Accepted Accounting Principles (GAAP) in the United States, to EBIT.

(b)	EBIT is defined as earnings (loss) before interest and taxes. We evaluate the profit performance of our segments based on income before income taxes, but also look to EBIT as a performance evaluation measure because interest expense is essentially related to corporate acquisitions, as opposed to segment operations. We believe EBIT is useful to investors for this purpose as well, using EBIT as a metric in their investment decisions. EBIT should not be considered an alternative to, or more meaningful than, operating income as determined in accordance with GAAP, since EBIT omits the impact of interest and taxes in determining operating performance, which represent items necessary to our continued operations, given our level of indebtedness and ongoing tax obligations. Nonetheless, EBIT is a key measure expected by and useful to our fixed income investors, rating agencies and the banking community all of whom believe, and we concur, that this measure is critical to the capital markets’ analysis of our segments’ core operating performance. We also evaluate EBIT because it is clear that movements in EBIT impact our ability to attract financing. Our underwriters and bankers consistently require inclusion of this measure in offering memoranda in conjunction with any debt underwriting or bank financing. EBIT may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results.

(c)	The asbestos charges, totaling $380.0 million in fiscal 2006 and $78.0 million in fiscal 2005, reflected in Corporate/Other, relate to our Bondex International, Inc. subsidiary (See Note H to the Consolidated Financial Statements).
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
Revenue Recognition
Revenues are recognized when realized or realizable, and when earned. In general, this is when title and risk of loss pass to the customer. Further, revenues are generally realizable when we have persuasive evidence of a sales arrangement, the product has been shipped or the services have been provided to the customer, the sales price is fixed or determinable, and collectibility is reasonably assured. We reduce our revenues for estimated customer returns and allowances, certain rebates, sales incentives and promotions in the same period the related sales are recorded.
RPM International Inc. and Subsidiaries

management’s discussion and analysis
In general, we account for long-term construction-type contracts under the percentage-of-completion method, and therefore record contract revenues and related costs as our contracts progress. This method recognizes the economic results of contract performance on a timelier basis than does the completed-contract method; however, application of this method requires reasonably dependable estimates of progress toward completion, as well as other dependable estimates. When reasonably dependable estimates cannot be made, or if other factors make estimates doubtful, the completed-contract method is applied. Under the completed-contract method, billings and costs are accumulated on the balance sheet as the contract progresses, but no revenue is recognized until the contract is complete or substantially complete.
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
As appropriate, we use permanently invested intercompany loans as a source of capital to reduce exposure to foreign currency fluctuations at our foreign subsidiaries. These loans are treated as analogous to equity for accounting purposes. Therefore, foreign exchange gains or losses on these intercompany loans are recorded in accumulated other comprehensive income (loss). If we were to determine that the functional currency of any of our subsidiaries should be the U.S. dollar, we would no longer record foreign exchange gains or losses on such intercompany loans.
Goodwill
We apply the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” which addresses the initial recognition and measurement of goodwill and intangible assets acquired in a business combination. We also apply the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” which requires that goodwill be tested on an annual basis, or more frequently as impairment indicators arise. We have elected to perform the required impairment tests, which involve the use of estimates related to the fair market values of the business operations with which goodwill is associated, during our fourth fiscal quarter. Calculating the fair market value of the reporting units requires significant estimates and assumptions by management. We estimate the fair value of our reporting units by applying third-party market value indicators to the respective reporting unit’s annual projected earnings before interest, taxes, depreciation and amortization. In applying this methodology, we rely on a number of factors, including future business plans, actual operating results and market data. In the event that our calculations indicate that goodwill is impaired, a fair value estimate of each tangible and intangible asset and liability would be established. This process would require the application of discounted cash flows expected to be generated by each asset in addition to independent asset appraisals, as appropriate. Cash flow estimates are based on our historical experience and our internal business plans, and appropriate discount rates are applied. Losses, if any, resulting from goodwill impairment tests would be reflected in operating income in our income statement.
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
Additionally, we test all indefinitely-lived intangible assets for impairment annually. Measuring a potential impairment of non-goodwill intangibles and other long-lived assets requires various estimates and assumptions, including determining which cash flows are directly related to the asset being evaluated, the useful life over which those cash flows will occur, their amount and the asset’s residual value, if any. If we determine that the carrying value of these assets may not be recoverable based upon the existence of one or more of the above-described indicators, any impairment would be measured based on projected net cash flows expected from the asset(s), including eventual disposition. The determination of impairment loss would be based on the best information available, including internal discounted cash flows, quoted market prices when available and independent appraisals as appropriate to determine fair value. Cash flow estimates would be based on our historical
RPM International Inc. and Subsidiaries

management’s discussion and analysis
experience and our internal business plans, with appropriate discount rates applied. We have not incurred any such impairment loss to date.
Deferred Income Taxes
The provision for income taxes is calculated using the liability method. Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and certain changes in valuation allowances. We provide valuation allowances against deferred tax assets if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.
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
Contingencies
We are party to claims and lawsuits arising in the normal course of business, including the various asbestos-related suits discussed herein and in Note H to the Consolidated Financial Statements. Although we cannot precisely predict the amount of any liability that may ultimately arise with respect to any of these matters, we record provisions when we consider the liability probable and reasonably estimable. The provisions are based on historical experience and legal advice, are reviewed quarterly and are adjusted according to developments. Estimating probable losses requires analysis of multiple forecasted factors that often depend on judgments about potential actions by third parties such as regulators, courts, and state and federal legislatures. Changes in the amount of the provisions affect our consolidated statements of income. Due to the inherent uncertainties in the loss reserve estimation process, we are unable to estimate an additional range of loss in excess of our accruals. We may incur asbestos costs in addition to any amounts reserved, which may have a material adverse effect on our financial condition, results of operations or cash flows.
Our environmental-related accruals are similarly established and/or adjusted as information becomes available upon which costs can be reasonably estimated. Here again, actual costs may vary from these estimates because of the inherent uncertainties involved, including the identification of new sites and the development of new information about contamination. Certain sites are still being investigated and, therefore, we have been unable to fully evaluate the ultimate cost for those sites. As a result, reserves have not been taken for certain of these sites and costs may ultimately exceed existing reserves for other sites. We have received indemnities for potential environmental issues from purchasers of certain of our properties and businesses and from sellers of some of the properties or businesses we have acquired. We have also purchased insurance to cover potential environmental liabilities at certain sites. If the indemnifying or insuring party fails to, or becomes unable to, fulfill its obligations under those agreements or policies, we may incur environmental costs in addition to any amounts reserved, which may have a material adverse effect on our financial condition, results of operations or cash flows.
RESULTS OF OPERATIONS
Fiscal 2006 Compared with Fiscal 2005
Net Sales Consolidated net sales for the year ended May 31, 2006 of $3.008 billion improved 17.7%, or $452.6 million, over last year’s net sales of $2.556 billion. Contributing to this improvement over last year was primarily growth in organic sales of approximately $272.1 million, or 10.7%, including 3.3% pricing, plus nine acquisitions during the past two years, net of one small divestiture, resulting in another 6.9% growth in sales, or $176.9 million. Net favorable foreign exchange rates, relating primarily to the Canadian and Latin American currencies, partly offset by mainly the euro, provided the remaining 0.1%, or $3.6 million, of the growth in sales over last year.
Industrial segment net sales for fiscal 2006 grew 25.7% to $1.812 billion from last year’s $1.442 billion, comprising 60.2% of the current year’s consolidated net sales. This segment’s net sales growth comes primarily from organic sales growth of 13.1%, including 3.2% pricing, plus 12.4% from illbruck (refer to Note A [4]) and six smaller acquisitions, with the remaining 0.1% from net favorable foreign exchange differences. Within the segment, the most notable growth in organic sales occurred among molded composite structures, corrosion control coatings, construction sealants and admixtures, roofing, powder coatings and exterior insulating finishes. Much of this demand improvement relates to increased industrial sector maintenance and improvement activity across North America, but also in Europe, Latin America, Africa and the Middle East, as well as increased commercial and industrial construction. We continue to secure new business and grow market share among our industrial segment operations.
Consumer segment net sales for the year grew 7.4% to $1.197 billion from last year’s $1.114 billion, comprising 39.8% of the current year’s consolidated net sales. Growth in organic sales added 7.5% (3.4% from pricing) to the consumer segment sales total, plus 0.1% from favorable foreign exchange differences, offset by 0.2% from a small
RPM International Inc. and Subsidiaries

management’s discussion and analysis
divestiture, net of two small acquisitions. Beginning in February 2005, our retail merchandising services arrangements were changed with certain customers, resulting in a year-over-year reduction in net sales and gross profit, with a related reduction in selling expenses; otherwise, organic sales growth this year would have been 8.4%, or 0.9% stronger. There were notable organic sales increases in this segment among caulks and sealants; primer-sealers; confectionary, sliced fruit and pharmaceutical glazes; and small-project paints and coatings. Retail demand by the consumer remained fairly steady throughout the year, augmented by continuous product development among our businesses.
Gross Profit Margin Consolidated gross profit margin of 41.6% of net sales this year declined from 43.3% a year ago. This margin decline of 1.7%, or 170 basis points (“bps”), results from several factors, including the higher costs of a number of our raw and packaging materials, particularly petrochemical-based, net of higher pricing initiatives (50 bps), coupled with the inherently lower gross margin structures of several of our recent acquisitions, particularly illbruck (60 bps). Numerous price increases have been initiated throughout the operating segments to help compensate or recover these higher material costs, many of which have recently begun to moderate. The additional gross margin decline resulted from a comparatively lower-margin mix of sales, including increased services sales which characteristically carry lower gross margins, plus the change in merchandising services arrangements (20 bps).
Industrial segment gross profit margin for this year declined to 43.0% of net sales from 44.8% last year. This 180 bps margin decline mainly relates to the recent acquisitions, particularly illbruck (110 bps) and a primarily service-driven lower-margin mix of sales. The productivity gains from this segment’s 9.9% organic unit sales growth, combined with pricing initiatives, more than offset raw material cost increases this year.
Consumer segment gross profit margin for this fiscal year declined to 39.5% of net sales from 41.3% last year. The higher raw material costs, net of pricing initiatives, impacted this segment’s margin by approximately 100 bps, while the change in merchandising services arrangements had a negative impact of 50 bps. A partly service-driven lower-margin mix of sales accounted for the difference.
Selling, General and Administrative Expenses
(“SG&A”) Consolidated SG&A expense levels improved by 80 bps, declining to 31.7% of net sales compared with 32.5% a year ago. The 7.4% organic unit sales growth, higher pricing initiatives during the past year (90 bps), the favorable SG&A cost structure of illbruck and other acquisitions (30 bps), and the change in merchandising services arrangements (10 bps) primarily drove this expense-level improvement. This combination of favorable factors more than offset higher employment-related costs, including health care and other benefits, compensation and incentives, as well as higher fuel-related distribution costs; warranty claims; legal, audit and environmental, and other growth-related expenditures and investments, in addition to the $10.2 million of one-time costs incurred during this year’s second quarter, comprised primarily of additional costs associated with the finalization of the Dryvit national residential class action settlement ($5.0 million) and the loss on sale of a small non-core subsidiary ($2.7 million), along with uninsured hurricane-related losses and costs associated with a European pension plan.
Industrial segment SG&A improved by 140 bps to 31.8% of net sales this year from 33.2% a year ago, reflecting principally the leverage benefit from 9.9% organic unit sales growth, higher pricing (80 bps), the favorable SG&A cost structure of illbruck and other acquisitions (50 bps), and cost containment and savings programs collectively more than offsetting higher employment-related costs, fuel-related distribution costs, legal costs, and other growth-related expenditures and investments.
Consumer segment SG&A improved by 190 bps to 26.2% of net sales this year compared with 28.1% a year ago, reflecting principally higher pricing effect (90 bps), the leverage benefit from 5.0% organic unit sales growth, this segment’s change in merchandising servicing arrangements (40 bps), and cost containment and savings programs more than offsetting higher employment-related costs, warranty claims, certain environmental costs and other growth-related expenditures and investments.
Corporate/Other SG&A expenses increased during the year to $63.4 million from $38.1 million during last year, reflecting primarily the $10.2 million of one-time costs incurred during this year’s second quarter, outlined previously, plus $13.5 million toward increased employment-related costs, including $7.9 million in higher health care costs for covered U.S. and Canadian employees and $1.8 million for additional grants made under the October 2004 Omnibus Equity and Incentive Plan (“Omnibus Plan”).
License fee and joint venture income of approximately $2.2 million and $0.6 million for the years ended May 31, 2006 and 2005, respectively, are reflected as reductions of consolidated SG&A expenses.
We recorded total net periodic pension and postretirement benefit cost of $19.7 million and $16.0 million for the years ended May 31, 2006 and 2005, respectively. This combined expense increase of $3.7 million was essentially attributable to increased pension service and interest cost approximating $3.6 million, in combination with additional net actuarial losses incurred of $1.0 million, partly offset by improvement against the expected return on plan assets of $0.9 million. A change of 0.25% in the discount rate or expected rate of return on plan assets assumptions would result in $1.2 million and $0.5 million higher pension expense,
RPM International Inc. and Subsidiaries

management’s discussion and analysis
respectively. The assumptions and estimates used to determine the discount rate and expected return on plan assets are more fully described in Note F, “Pension Plans,” and Note G, “Postretirement Health Care Benefits,” to our Consolidated Finanical Statements. We expect that pension expense will continue to fluctuate on a year-to-year basis depending upon the investment performance of plan assets, but such changes are not expected to be material as a percentage of income before income taxes.
Asbestos Charges As described in Note H to the Consolidated Financial Statements, we recorded asbestos charges of $380.0 million and $78.0 million during the years ended May 31, 2006 and 2005, respectively. Please refer to our Consolidated Financial Statements for further information.
Net Interest Expense Net interest expense was $6.0 million higher this year than a year ago. Interest rates averaged 5.19% during this year, compared with 4.85% a year ago, accounting for nearly $3.1 million in increased interest expense. This average rate increase is largely related to the Federal Reserve Bank rate increases during the past year, which directly affects the interest rates on our variable-rate indebtedness. Additional borrowings associated with recent acquisitions added approximately $6.6 million more interest expense this year, while reductions of outstanding debt during the past year reduced interest cost by approximately $2.2 million and improved investment income performance provided approximately $1.5 million of additional income.
Income (Loss) Before Income Taxes (“IBT”)
Consolidated loss before taxes this year of $122.5 million represents a decline of $286.2 million, or 174.8%, from IBT of $163.7 million last year, with margin comparisons of (4.1)% of net sales versus 6.4% a year ago. Excluding both years’ asbestos charges, consolidated IBT this year would have amounted to $257.5 million, an improvement of $15.8 million, or 6.5%, from adjusted IBT of $241.7 million last year, with margin comparisons of 8.6% of net sales versus 9.5% a year ago. This decline in margin year-over-year reflects primarily the one-time costs incurred during this year’s second quarter, as previously discussed; the negative margin impact from higher material costs this year; and relatively low first-year IBT results, as expected, from the illbruck acquisition.
Industrial segment IBT grew by $32.6 million, or 19.4%, to $201.2 million from last year’s $168.6 million, mainly from the strength of this segment’s organic sales growth. Consumer segment IBT improved by $11.5 million, or 7.8%, to $159.1 million from $147.6 million last year, also reflecting mainly organic sales growth along with cost controls, partly offset by the negative margin impact from higher material costs in this segment. Combined operating IBT improved by $44.2 million, or 14.0%, over last year.
For a reconciliation of IBT to earnings before interest and taxes, see the Segment Information table located on page 15 of this Annual Report.
Income Tax Rate The effective income tax benefit rate was 37.8% for 2006 compared to an effective income tax expense rate of 35.8% for 2005.
In 2006, and to a lesser extent in 2005, the effective tax rate differed from the federal statutory rate principally as a result of an increase in valuation allowances associated with losses incurred by certain of our foreign businesses, valuation allowances related to U.S. federal foreign tax credit carryforwards, and other non-deductible business operating expenses. The increases in the effective tax rate were partially offset by the U.S. federal tax impact of foreign operations and reductions in state and local taxes, including an income tax benefit relating to changes in state tax laws and the effects of lower tax rates enacted during fiscal 2006.
As of May 31, 2006, we have determined, based on the available evidence, that it is uncertain whether we will be able to recognize certain deferred tax assets. Therefore, in accordance with the provisions of Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” we intend to maintain the tax valuation allowances recorded at May 31, 2006 for certain deferred tax assets until sufficient positive evidence (for example, cumulative positive foreign earnings or additional foreign source income) exists to support the reversal of the tax valuation allowances.
The valuation allowances relate to U.S. federal foreign tax credit carryforwards, certain foreign net operating losses and net foreign deferred tax assets. The most significant portion of the valuation allowance is associated with deferred tax assets recorded in purchase accounting. Any reversal of the valuation allowance that was recorded in purchase accounting would reduce goodwill.
The effective income tax benefit rate for 2006 reflects the impact of the $380.0 million asbestos liability charges. Excluding these asbestos charges, the effective income tax rate for this year would have been adjusted to a pro forma effective income tax expense rate of 34.7%. The effective income tax rate for 2005 reflects the impact of the $78.0 million asbestos liability charges that year. Excluding those asbestos charges, the effective income tax rate for 2005 would have been adjusted to a pro forma effective income tax rate of 36.1%.
Net Income (Loss) Net loss of $76.2 million for the year ended May 31, 2006 compares to net income of $105.0 million last year. This $181.2 million decline reflects the impact of the $244.3 million after-tax asbestos charges taken this year, versus $49.5 million last year, for a net difference of $194.8 million. Excluding the impact of these asbestos charges, this year’s net income would have been an adjusted $168.1 million, representing an increase of $13.6 million, or 8.8%, from last year’s $154.5 million.
RPM International Inc. and Subsidiaries

management’s discussion and analysis
Margin on sales would have been an adjusted 5.6% this year compared with 6.0% of sales during last year, with this 40 bps margin difference mainly the result of the higher year-over-year material costs and lower first-year earnings results, as expected, from the illbruck acquisition.
Diluted earnings (loss) per common share this year of ($0.65) compare with $0.86 last year. Excluding the asbestos charges, adjusted 2006 diluted earnings per common share would have increased by 8.0%, to $1.35 from an adjusted $1.25 a year ago.
Fiscal 2005 Compared with Fiscal 2004
Net Sales Net sales for the year ended May 31, 2005 of $2.556 billion increased 10.8%, or $248.2 million, over 2004’s net sales of $2.308 billion. Contributing to this improvement was the continued growth in organic sales of $187.6 million, or 8.1% (1.9% pricing), plus eight small acquisitions completed during fiscal 2005 and 2004, net of one small divestiture, resulting in another 1.3% growth in sales, or $28.4 million. Favorable foreign exchange rates, relating primarily to the euro ($16.3 million) and the Canadian dollar ($12.0 million), provided the remaining 1.4%, or $32.2 million, of the growth in sales over 2004.
Industrial segment net sales grew 13.3% to $1.442 billion from fiscal 2004’s $1.273 billion, comprising 56.0% of the 2005 consolidated net sales. This segment’s net sales growth came primarily from organic sales growth of 9.4% (1.3% pricing), another 1.9% from favorable foreign exchange differences, and six small acquisitions, net of the one small divestiture, added the remaining 2.0% of growth to industrial sales. There were notable organic sales improvements among powder coatings; corrosion control coatings; roofing, including services; and in construction sealants, admixtures and exterior insulating finishes, with much of this latter growth related to increased U.S. commercial construction activity. The demand for most of our industrial product lines increased in 2005 as the economy in general, and the industrial sector in particular, improved.
Consumer segment net sales grew 7.7% to $1.114 billion from 2004’s $1.035 billion, comprising 44.0% of consolidated net sales. Organic sales growth added 6.6% (2.6% pricing) to the consumer segment sales total, in addition to 0.8% from favorable foreign exchange differences. Two small bolt-on product line acquisitions provided the remaining 0.3% of sales growth. There were notable organic sales improvements among wood care products, primer-sealers, caulks and sealants, and small-project paints and coatings. This strong organic growth was the result of fairly steady retail demand by the consumer throughout fiscal 2005, coupled with continuous product development among our businesses.
Gross Profit Margin Consolidated gross profit margin of 43.3% of net sales for 2005 declined from 44.7% in 2004. Continued higher costs of raw materials, particularly petroleum-based, impacted this margin by approximately 260 bps, and, combined with a lower-margin mix of sales among product lines and services, more than offset margin benefits generated primarily from the leverage of higher organic sales volume and price increases (170 bps) implemented by our businesses.
Industrial segment gross profit margin declined to 44.8% of net sales from 45.7% in fiscal 2004. The principal factors contributing to the decline in gross margins in this segment were continued higher raw material costs, which impacted margins by approximately 170 bps, partly offset by price increases of approximately 120 bps, and a lower-margin mix of sales.
Consumer segment gross profit margin for 2005 declined to 41.3% of net sales from 43.4% in 2004. There were approximately 370 bps of negative margin impact from higher raw material and packaging costs in this segment, plus certain changes in the mix of sales, which exceeded the 240 bps benefit from price increases implemented during 2005, plus margin leverage from the higher organic sales volume.
Selling, General and Administrative Expenses (“SG&A”) Consolidated SG&A expense levels in 2005 improved 150 bps to 32.5% of net sales compared with 34.0% in 2004. The leverage of organic sales growth over 2004 was the primary contributing factor to the improvement in this category. The higher cost of fuel, which contributed to higher distribution costs (30 bps), the adoption of SFAS No. 123 (refer to Notes A and D), in combination with the expensing of initial grants under the 2004 Omnibus Equity and Incentive Plan (20 bps), increased compensation, and other growth-related investments partially offset these gains.
Industrial segment SG&A improved by 150 bps to 33.2% of net sales in 2005 from 34.7% in 2004. The main contributors to SG&A improvement were the leverage of organic sales growth along with cost containment and other savings programs. These improvements were partially offset by higher distribution costs (30 bps), increased compensation (50 bps) and other growth-related investments.
Consumer segment SG&A improved by 160 bps to 28.1% of net sales in 2005 compared with 29.7% in 2004. This segment’s organic growth in sales also provided leverage benefits along with continued cost containment and other savings programs. Partly offsetting these benefits were increased compensation and other growth-related investments made in this segment, in addition to increased fuel-related distribution costs (30 bps).
Corporate/Other costs increased to $38.1 million in 2005 from $36.7 million in 2004. Generally lower insurance costs (approximately $3.1 million) and certain other expense reductions partly offset higher costs related to the combination of the adoption of SFAS No. 123 and the
RPM International Inc. and Subsidiaries

management’s discussion and analysis
expensing of initial grants under the Omnibus Plan, approximating $3.8 million, as well as higher corporate governance costs, principally start-up costs related to Sarbanes-Oxley Section 404 compliance, approximating $2.0 million.
License fee and joint venture income of $0.6 million for 2005 and $0.7 million for 2004 are reflected as reductions of consolidated SG&A expenses.
We recorded total net periodic pension expense of $14.5 million and $15.9 million for the years ended May 31, 2005 and 2004, respectively. Additionally, we recorded net periodic postretirement expense of $1.5 million and $1.2 million for the years ended May 31, 2005 and 2004, respectively. The decreased pension expense of $1.4 million was largely attributable to a net improvement in the expected return on plan assets, approximating $3.3 million, combined with decreased net actuarial losses recognized, which positively impacted year-over-year expense by approximately $0.9 million. Offsetting those benefits were increased pension service and interest cost totaling approximately $2.8 million. A change of 0.25% in the discount rate or expected return on plan assets assumptions would result in $0.9 million and $0.4 million higher pension expense, respectively. The assumptions and estimates used to determine the discount rate and expected return on plan assets are more fully described in Note F, “Pension Plans,” and Note G, “Postretirement Health Care Benefits,” to our Consolidated Financial Statements. We expect that pension expense will fluctuate on a year-to-year basis depending upon the performance of plan assets, but such changes are not expected to be material as a percent of income before income taxes.
Asbestos Charges As described above and in Note H to the Consolidated Financial Statements, certain of our wholly owned subsidiaries, principally Bondex, along with many other U.S. companies, are and have been involved in a large number of asbestos-related suits filed primarily in state courts during the past two decades with a vast majority of current claims pending in five states — Illinois, Ohio, Mississippi, Texas and Florida. During the fiscal year ended May 31, 2003, we recorded an asbestos charge of $140.0 million for measurable and known claims, which included a $51.2 million provision for future claims estimable as of May 31, 2003. We believed that this reserve would be sufficient to cover asbestos-related cash flow requirements over the estimated three-year life of the reserve. The $140.0 million charge also included $15.0 million in total projected defense costs over the estimated three-year life of the reserve.
Additionally, Bondex’s share of costs (net of then-available third-party insurance) for asbestos-related product liability was $6.7 million for the year ended May 31, 2003. In fiscal 2004, Bondex’s asbestos-related cash payments, net of insurance contributions, amounted to $54.0 million and were charged against the balance sheet reserve established in 2003. Based on our review of our asbestos reserve for the second quarter ended November 30, 2004, we concluded that the $56.0 million balance of the $140.0 million reserve would not likely be sufficient to cover our asbestos-related cash flow requirements for the remainder of the full three-year period originally contemplated by the reserve. Accordingly, we concluded that an increase in our existing reserve was appropriate and took an asbestos reserve adjustment of $47.0 million for the quarter ended November 30, 2004, which we believed would be sufficient to cover any incremental cash flow requirements through fiscal 2006 not covered by the $140.0 million reserve, as well as the additional cash flow requirements for the balance of our then-pending known claims and anticipated higher defense costs. Approximately $32.0 million of the $47.0 million reserve adjustment was allocated to anticipated higher future defense costs.
During the third fiscal quarter ended February 28, 2005, based on a review of our then-pending known claims, coupled with a review of our defense costs, we concluded that an increase in our existing reserve was again appropriate. An asbestos reserve adjustment of $15.0 million was taken for the quarter ended February 28, 2005. With cash outlays of $21.9 million in the third quarter, our asbestos reserves aggregated $96.3 million at February 28, 2005, which we believed would be sufficient to cover the cash flow requirements for the balance of our then-pending known claims and defense costs. Our $15.0 million reserve increase assumed that approximately $6.1 million will be allocated to higher future defense costs, which we expected to continue. During the fourth quarter ended May 31, 2005, an additional $16.0 million was added to the asbestos reserve based on management’s quarterly review of pending claims and defense costs. With cash outlays of $11.1 million during the fourth quarter, our asbestos reserves totaled $101.2 million at May 31, 2005, which we believed would be sufficient to cover the cash flow requirements for the balance of our pending known claims, including defense costs. Of the $16.0 million reserve increase, approximately $15.8 million was expected to be allocated to anticipated higher future defense costs, which we expected to continue.
Net Interest Expense Net interest expense was $6.4 million higher in 2005 than 2004. Interest rates overall averaged 4.9% during 2005, compared with 4.2% in 2004, accounting for $6.8 million of the interest cost increase. Additional debt outstanding during 2005 cost approximately $1.6 million more as compared to the same cost during 2004. These increases are primarily due to our debt refinancings (refer to “Liquidity and Capital Resources” section), including the $200 million 6.25% Senior Notes issued in December 2003 and the $200 million 4.45% Senior Unsecured Notes issued in September 2004. Higher average net borrowings in 2005 of approximately $24.0 million, associated with recent acquisitions, added $0.8 million of interest cost, while investment income performance improved year-over-year, providing $2.8 million of additional income.
RPM International Inc. and Subsidiaries

management’s discussion and analysis
Income Before Income Taxes (“IBT”) Consolidated IBT for 2005 of $163.7 million compared with $217.6 million in 2004, with $78.0 million of this decline resulting from the asbestos charges taken during fiscal 2005. Excluding the charges, IBT in 2005 would have been an adjusted $241.7 million, or ahead by $24.1 million, or 11.1%, from 2004’s $217.6 million, resulting in margins at 9.5% and 9.4% of sales for 2005 and 2004, respectively. This reflects the combined positive impacts from the higher organic sales volume, cost controls, productivity improvements and pricing initiatives, offsetting the approximate 260 bps impact of higher material costs, plus higher fuel-related distribution costs, the continuation of growth-related investments during fiscal 2005 in both operating segments and higher interest expense.
Industrial segment IBT in 2005 grew by $27.9 million, or 19.8%, to $168.6 million, or 11.7% of sales, from 2004’s $140.7 million, or 11.1% of sales, mainly from the higher organic sales volume. Consumer segment IBT in 2005 grew by $4.7 million, or 3.3%, to $147.6 million, or 13.2% of sales, from 2004’s $142.9 million, or 13.8% of sales, with the margin decline mainly from higher material costs more than offsetting pricing increases and organic sales growth leverage in this segment. Combined, operating IBT in 2005 grew to $316.2 million, or 12.4% of sales, ahead $32.6 million, or 11.5%, over 2004’s $283.6 million, or 12.3% of sales.
For a reconciliation of IBT to earnings before interest and taxes, see the Segment Information table located on page 15 of this Annual Report.
Income Tax Rate The effective income tax rate was 35.8% for 2005 compared to an effective income tax rate of 34.8% for 2004. The effective income tax rate for 2005 reflects the impact of the $78.0 million asbestos liability charges taken during the year. Excluding the asbestos charges, the adjusted effective income tax rate for 2005 would have been a pro forma rate of 36.1%. This increase in the adjusted effective income tax rate, excluding the asbestos charges, is principally due to an increase in tax valuation allowances recorded in 2005, the reduction in the extraterritorial income exclusion benefit, changes in the jurisdictional mix of income and the impact of our foreign operations.
As of May 31, 2005, we determined, based on the available evidence, that it was uncertain whether we would be able to recognize certain deferred tax assets. Therefore, in accordance with the provisions of Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” we intend to maintain tax valuation allowances for certain deferred tax assets until sufficient positive evidence exists to support the reversal of the tax valuation allowances, such as cumulative positive foreign earnings or additional foreign source income.
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
Net Income Net income for fiscal 2005 of $105.0 million compared with 2004’s $141.9 million, reflecting the $49.5 million after-tax cost of the asbestos liability charges taken during the fiscal year. Excluding these charges, 2005’s adjusted net income would have been $154.5 million, ahead $12.6 million, or 8.9%, from 2004. The margin on sales would have been an adjusted 6.0% and 6.1% of sales for 2005 and 2004, respectively, despite the net impact from higher material costs. Similarly, 2005 diluted earnings per common share would have increased to an adjusted $1.25, or ahead by 7.8% from an adjusted $1.16 in 2004. As a result of our adoption of EITF 04-8, as outlined in Notes A and D, diluted earnings per share for the year ended May 31, 2005, 2004 and 2003 have been restated to include the 8,034,355 shares issuable upon conversion of our contingently convertible debt.
LIQUIDITY AND CAPITAL RESOURCES
Operating Activities
Operating activities generated positive cash flow of $185.5 million during fiscal 2006 compared with $157.4 million generated during 2005, a net increase of 17.9% or $28.1 million. Factoring out the after-tax asbestos-related cash payments of $37.7 million and $42.8 million, respectively, operating activities generated positive cash flow of $223.1 million in fiscal 2006 compared with $200.2 million during the prior year, up $22.9 million or 11.4%. During fiscal 2006, net income was affected by $380.0 million ($244.3 million after tax) in charges for asbestos-related liabilities, which had no effect on cash flow. Fiscal 2006 adjusted net income of $168.1 million, excluding the asbestos charges, represents a $13.6 million increase over 2005 adjusted net income of $154.5 million. Cash flow from operations during 2006 was positively impacted by additional depreciation and amortization of $8.3 million versus the prior year. Trade accounts receivable provided $3.9 million in cash flow year-over-year, principally associated with improved collections procedures, which resulted in a favorable reduction of 2.0 days sales outstanding (“DSO”) since May 31, 2005. Inventories provided $2.2 million in operating cash year-over-year as a result of improvements in our days outstanding in inventory, which improved by 1.5 days since May 31, 2005. Accounts payable required $26.7 million additional cash year-over-year, mainly as a result of a 9.1 day improvement in accounts payable days outstanding during last fiscal year versus a 1.3 day decline during the current fiscal year.
RPM International Inc. and Subsidiaries

management’s discussion and analysis
Prepaid expenses and other current assets provided a year-over-year favorable change of approximately $15.2 million, primarily from an insurance receivable recorded during fiscal 2005, and the timing of payments and receipts. Accrued compensation and benefits provided a change of $31.9 million, a large portion of which resulted from an increase in pension obligations associated with adjustments to our actuarial assumptions relating to our Canadian pension plans, along with positive year-over-year changes in bonus and employee benefit-related accruals. Accrued loss reserves resulted in an unfavorable year-over-year change of $7.5 million, primarily as a result of the recording of additional loss reserves related to product liability during 2005 versus 2006. Accrued other liabilities were a use of cash of $4.0 million, mainly as a result of year-over-year net reductions in interest accruals. Other long-term assets had an unfavorable year-over-year change of $13.2 million, mostly as a result of entering into multi-year contractual arrangements during this fiscal year.
Changes in long-term and short-term asbestos-related reserves, net of taxes, of approximately $37.7 million in fiscal 2006 and $42.8 million in fiscal 2005 were a year-over-year improvement in cash flow of $5.1 million. As disclosed in our “Critical Accounting Policies and Estimates” and our discussion on asbestos litigation (also refer to Note H), the significant increase in asbestos claims activity and costs relating to our Bondex subsidiary caused our related third-party insurance to be depleted during the first quarter of fiscal 2004. Accordingly, we are now funding costs previously covered by insurance with cash from operations. We anticipate that cash from operations and other sources will continue to be sufficient to meet all asbestos-related obligations on a short-term and long-term basis.
All other remaining balance sheet changes related to cash flows from operations had a net unfavorable impact of $0.7 million, mostly due to timing or exchange differences.
Cash provided from operations remains our primary source of financing internal growth, with limited use of short-term debt.
Investing Activities
Capital expenditures, other than for ordinary repairs and replacements, are made to accommodate our continued growth through improved production and distribution efficiencies and capacity, and to enhance administration. Capital expenditures during fiscal 2006 of $61.2 million compare with depreciation of $56.5 million. While we are not a capital intensive business and capital expenditures generally do not exceed depreciation in a given year, capital spending is expected to outpace our depreciation level in 2007, and possibly beyond, as additional capacity is brought on-line to support our continued growth. With these additional minor plant expansions, we believe there will be adequate production and distribution capacity to meet our needs at normal growth rates.
During fiscal 2006, we invested a total of $185.4 million for the acquisitions of illbruck (refer to Note A) and five smaller businesses or product lines. In addition, we divested one small business for gross proceeds of $10.6 million.
Our captive insurance companies invest in marketable securities in the ordinary course of conducting their operations, and this activity will continue. Differences in these activities between years are attributable to the timing and performance of their investments.
Financing Activities
On September 30, 2004, we issued and sold $200 million aggregated principal amount of 4.45% Senior Unsecured Notes due 2009 (“4.45% Senior Notes”), which we concurrently swapped back to floating interest debt (refer to interest rate risk below). The 4.45% Senior Notes were offered to qualified institutional buyers under Rule 144A. While the net proceeds were primarily earmarked to pre-fund the retirement of the 7% Senior Notes, which matured June 15, 2005, portions of the net proceeds had been used to retire the $15.0 million 6.12% Senior Notes, which matured November 15, 2004, and to repay our then-outstanding $68.0 million commercial paper. On April 26, 2005, pursuant to a Registration Rights Agreement between the Company and the initial purchasers of the 4.45% Notes, we completed an exchange offer to allow holders to exchange the 4.45% Senior Notes for the same principal amount of the Notes registered under the Securities Act of 1933.
During November 2004, we entered into a $330 million five-year revolving credit facility (“Credit Agreement”), due November 19, 2009. This facility will be used for general corporate purposes, including acquisitions and to provide back-up liquidity for the issuance of commercial paper. The facility provides for borrowings in U.S. dollars and several foreign currencies in an aggregate amount of up to $25.0 million and a swing-line up to $20.0 million for short-term borrowings of less than 15 days. In addition, the size of the facility may be expanded upon our request by up to an additional $100.0 million, thus potentially expanding the facility to $430.0 million, subject to lender approval. As of May 31, 2006, we had $10.0 million outstanding under this facility.
On October 19, 2005, we issued and sold $150 million aggregated principal amount of 6.7% Senior Unsecured Notes due 2015 (“6.7% Senior Unsecured Notes”) of our indirect wholly owned subsidiary, RPM United Kingdom G.P. RPM International Inc. will fully and unconditionally guarantee the payment obligations under the Senior Unsecured Notes. The net proceeds of the offering of the Senior Unsecured Notes were used by RPM United Kingdom G.P. for refinancing $138 million of revolving credit facility borrowings associated with the August 31, 2005 acquisition of illbruck and for other general corporate purposes. Concurrent with the issuance of the 6.7% Senior Unsecured Notes, RPM United Kingdom G.P. entered into a cross
RPM International Inc. and Subsidiaries

management’s discussion and analysis
currency swap, which fixed the interest and principal payments in euros for the life of Senior Unsecured Notes and results in an effective euro fixed-rate borrowing of 5.31%. The Senior Unsecured Notes were offered to qualified institutional buyers under Rule 144A of the Securities Act of 1933. The Notes have not been and will not be registered under the Securities Act of 1933 or any state securities laws.
On July 18, 2006, we prepaid our 6.61% Senior Notes, Series B, due November 15, 2006, and our 7.30% Senior Notes, Series C, due November 15, 2008 (collectively, the “Notes”). We paid all amounts due pursuant to the terms of the Purchase Agreement and did not incur any material early termination penalties in connection with our termination of the Notes.
We are exposed to market risk associated with interest rates. We do not use financial derivative instruments for trading purposes, nor do we engage in foreign currency, commodity or interest rate speculation. In addition to the hedge risk associated with our 6.7% Senior Unsecured Notes discussed above, our only other hedged risks are associated with certain fixed debt whereby we have a $200 million notional amount interest rate swap contract designated as a fair value hedge to pay floating rates of interest based on six-month LIBOR that matures in fiscal 2010. As of May 31, 2006 and 2005, the fair value of our hedges totaled $23.9 million and $2.4 million, respectively. Because critical terms of the debt and interest rate swap match, the hedge is considered perfectly effective against changes in fair value of debt, and therefore, there is no need to periodically reassess the effectiveness during the term of the hedge.
Our available committed liquidity beyond our cash balance at May 31, 2006 stood at $405.7 million (refer to Note B). Our debt-to-capital ratio was 48.6% at May 31, 2006 compared with 44.7% at May 31, 2005. Had we been able to reduce our total outstanding debt by all of our cash and short-term investments available as of May 31, 2006 and May 31, 2005, our adjusted net (of cash) debt-to-capital would have been 45.3% and 38.7%, respectively. This difference primarily reflects the additional indebtedness related to the August 31, 2005 illbruck acquisition (refer to Notes A and B).
We maintain excellent relations with our banks and other financial institutions to provide continual access to financing for future growth opportunities.
The following table summarizes our financial obligations and their expected maturities at May 31, 2006 and the effect such obligations are expected to have on our liquidity and cash flow in the periods indicated.
Contractual Obligations

		Payments Due In
	Total Contractual
(In thousands)	Payment Stream	2007	2008-09	2010-11	After 2011

Long-term debt obligations	$876,556	$6,141	$277,096	$240,771	$352,548
Operating lease obligations	89,212	27,524	34,352	13,926	13,410
Other long-term liabilities[1]	386,380	58,821	84,981	81,448	161,130

Total	$1,352,148	$92,486	$396,429	$336,145	$527,088

[1]	These amounts represent our estimated cash contributions to be made in the periods indicated for our pension and postretirement plans, assuming no actuarial gains or losses, assumption changes or plan changes occur in any period. The projection results assume $11.9 million will be contributed to the U.S. plan in fiscal 2007; all other plans and years assume the required minimum contribution will be contributed. Also included are expected interest payments on long-term debt.
The condition of the U.S. dollar fluctuated throughout the year, and was moderately weaker against other major currencies where we conduct operations at the fiscal year end over the previous year end, causing a favorable change in the accumulated other comprehensive income (loss) (refer to Note A) component of stockholders’ equity of $28.2 million this year versus $15.0 million last year. This change was in addition to changes of $(9.3) million and $1.0 million related to adjustments required for minimum pension liabilities and unrealized gain (loss) on securities, respectively.
Off-Balance Sheet Arrangements
We do not have any off-balance sheet financings, other than the minimum leasing commitments described in Note E. We have no subsidiaries that are not included in our financial statements, nor do we have any interests in or relationships with any special purpose entities that are not reflected in our financial statements.
RPM International Inc. and Subsidiaries

management’s discussion and analysis
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
Interest Rate Risk
Our primary interest rate risk exposure results from our floating rate debt, including various revolving and other lines of credit (refer to Note B). At May 31, 2006, approximately 37.9% of our debt was subject to floating interest rates. If interest rates were to increase 100 bps from May 31, 2006 and assuming no changes in debt from the May 31, 2006 levels, the additional annual interest expense would amount to approximately $3.3 million on a pre-tax basis. A similar increase in interest rates in fiscal 2005 would have resulted in approximately $3.0 million in additional interest expense.
Our hedged risks are associated with certain fixed-rate debt whereby we have a $200.0 million notional amount interest rate swap contract designated as a fair value hedge to pay floating rates of interest based on six-month LIBOR that matures in fiscal 2010. Because critical terms of the debt and interest rate swap match, the hedge is considered perfectly effective against changes in the fair value of debt, and therefore, there is no need to periodically reassess the effectiveness during the term of the hedge.
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
If the U.S. dollar continues to weaken, our foreign results of operations will be positively impacted, but the effect is not expected to be material. A 10% change in foreign currency exchange rates would not have resulted in a material impact to net income for the years ended May 31, 2006 and 2005. We do not currently hedge against the risk of exchange rate fluctuations.
FORWARD-LOOKING STATEMENTS
The foregoing discussion includes forward-looking statements relating to our business. These forward-looking statements, or other statements made by us, are made based on our expectations and beliefs concerning future events impacting us and are subject to uncertainties and factors (including those specified below) that are difficult to predict and in many instances, are beyond our control. As a result, our actual results could differ materially from those expressed in or implied by any such forward-looking statements. These uncertainties and factors include: (a) general economic conditions; (b) the price and supply of raw materials, particularly petroleum-based, titanium dioxide, certain resins, aerosols and solvents; (c) continued growth in demand for our products; (d) legal, environmental and litigation risks inherent in our construction and chemicals businesses and risks related to the adequacy of our reserves and insurance coverage for such matters; (e) the effect of changes in interest rates; (f) the effect of fluctuations in currency exchange rates upon our foreign operations; (g) the effect of non-currency risks of investing in and conducting operations in foreign countries, including those relating to domestic and international political, social, economic and regulatory factors; (h) risks and uncertainties associated with our ongoing acquisition and divestiture activities; (i) risks inherent in our contingent liability reserves, including for the Company’s existing and future asbestos-related claims; and other risks detailed in our other reports and statements filed with the Securities and Exchange Commission, including the risk factors set forth in our prospectus and prospectus supplement included as part of our Registration Statement on Form S-3 (file No. 333-120536) and in our Annual Report on Form 10-K for the fiscal year ended May 31, 2006, as the same may be amended from time to time.
RPM International Inc. and Subsidiaries

consolidated balance sheets
(In thousands, except per share amounts)

May 31	2006	2005

Assets
Current Assets
Cash and short-term investments	$108,616	$184,140
Trade accounts receivable (less allowances of $20,252 in 2006 and $18,565 in 2005)	650,945	553,084
Inventories	399,014	334,404
Deferred income taxes	48,885	40,876
Prepaid expenses and other current assets	161,758	156,491

Total current assets	1,369,218	1,268,995

Property, Plant and Equipment, at Cost
Land	28,849	24,510
Buildings and leasehold improvements	267,899	236,576
Machinery and equipment	590,528	514,478

	887,276	775,564
Less allowance for depreciation and amortization	442,584	385,586

Property, plant and equipment, net	444,692	389,978

Other Assets
Goodwill	750,635	663,224
Other intangible assets, net of amortization	321,942	275,744
Deferred income taxes, non-current	20,248
Other	73,483	49,534

Total other assets	1,166,308	988,502

Total Assets	$2,980,218	$2,647,475

Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable	$333,684	$274,573
Current portion of long-term debt	6,141	97
Accrued compensation and benefits	136,384	95,667
Accrued loss reserves	66,678	65,452
Asbestos-related liabilities	58,925	55,000
Other accrued liabilities	111,688	84,550

Total current liabilities	713,500	575,339

Long-Term Liabilities
Long-term debt, less current maturities	870,415	837,948
Asbestos-related liabilities	362,360	46,172
Other long-term liabilities	108,002	71,363
Deferred income taxes		78,914

Total long-term liabilities	1,340,777	1,034,397

Total liabilities	2,054,277	1,609,736

Stockholders’ Equity
Preferred stock, par value $0.01; authorized 50,000 shares; none issued
Common stock, par value $0.01; authorized 300,000 shares; issued and outstanding 118,743 as of May 2006; issued and outstanding 117,554 as of May 2005	1,187	1,176
Paid-in capital	545,422	526,434
Treasury stock, at cost
Accumulated other comprehensive income	29,839	10,004
Retained earnings	349,493	500,125

Total stockholders’ equity	925,941	1,037,739

Total Liabilities and Stockholders’ Equity	$2,980,218	$2,647,475

The accompanying notes to consolidated financial statements are an integral part of these statements.
RPM International Inc. and Subsidiaries

consolidated statements of income
(In thousands, except per share amounts)

Year Ended May 31	2006	2005	2004

Net Sales	$3,008,338	$2,555,735	$2,307,553
Cost of Sales	1,756,770	1,449,184	1,276,372

Gross Profit	1,251,568	1,106,551	1,031,181
Selling, General and Administrative Expenses	952,700	829,445	784,620
Asbestos Charges	380,000	78,000
Interest Expense, Net	41,343	35,378	28,945

Income (Loss) Before Income Taxes	(122,475)	163,728	217,616
Provision (Benefit) for Income Taxes	(46,270)	58,696	75,730

Net Income (Loss)	$(76,205)	$105,032	$141,886

Average Number of Shares of Common Stock Outstanding
Basic	116,837	116,899	115,777
Diluted	116,837	126,364	124,744
Earnings (Loss) per Common Share
Basic	$(0.65)	$0.90	$1.23
Diluted	$(0.65)	$0.86	$1.16
Cash Dividends per Share of Common Stock	$0.63	$0.59	$0.55

The accompanying notes to consolidated financial statements are an integral part of these statements.
RPM International Inc. and Subsidiaries

consolidated statements of cash flows
(In thousands)

Year Ended May 31	2006	2005	2004

Cash Flows From Operating Activities:
Net income (loss)	$(76,205)	$105,032	$141,886
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	56,463	49,841	47,840
Amortization	17,836	16,151	15,437
Increase (decrease) in asbestos-related liabilities	380,000	78,000
Increase (decrease) in deferred income taxes	(116,616)	305	31,815
(Earnings) of unconsolidated affiliates	(890)	(354)	(314)
Changes in assets and liabilities, net of effect from purchases and sales of businesses:
(Increase) decrease in receivables	(59,734)	(63,611)	(41,516)
(Increase) decrease in inventory	(42,255)	(44,429)	(31,949)
(Increase) decrease in prepaid expenses and other current and long-term assets	(18,227)	(20,220)	(109)
Increase (decrease) in accounts payable	42,315	69,037	30,607
Increase (decrease) in accrued compensation and benefits	38,513	6,621	9,124
Increase (decrease) in accrued loss reserves	1,226	8,753	(7,531)
Increase (decrease) in other accrued liabilities	25,700	16,822	7,908
Payments made for asbestos-related claims	(59,887)	(67,435)	(53,976)
Other, including exchange rate changes	(2,750)	2,839	4,813

Cash From Operating Activities	185,489	157,352	154,035

Cash Flows From Investing Activities:
Capital expenditures	(61,155)	(55,609)	(51,253)
Acquisition of businesses, net of cash acquired	(174,625)	(20,100)	(37,703)
Purchase of marketable securities	(59,416)	(44,309)	(36,955)
Proceeds from sales of marketable securities	50,105	39,154	21,410
(Investments in) and distributions from unconsolidated affiliates	(895)	136	(425)
Proceeds from sale of assets and businesses	9,282	5,426	3,664
Other	2,323	(666)	(1,284)

Cash (Used For) Investing Activities	(234,381)	(75,968)	(102,546)

Cash Flows From Financing Activities:
Additions to long-term and short-term debt	186,772	200,153	200,345
Reductions of long-term and short-term debt	(152,862)	(79,665)	(206,623)
Cash dividends	(74,427)	(68,933)	(63,651)
Exercise of stock options	10,636	12,543	5,796

Cash From (Used For) Financing Activities	(29,881)	64,098	(64,133)

Effect of Exchange Rate Changes on Cash and Short-Term Investments	3,249	4,099	234

Net Change in Cash and Short-Term Investments	(75,524)	149,581	(12,410)
Cash and Short-Term Investments at Beginning of Year	184,140	34,559	46,969

Cash and Short-Term Investments at End of Year	$108,616	$184,140	$34,559

Supplemental Disclosures of Cash Flows Information:
Cash paid during the year for:
Interest	$50,690	$39,279	$25,572
Income taxes	$68,263	$48,535	$59,252
Supplemental Schedule of Non-Cash Investing and Financing Activities:
Shares issued for restricted stock plan	$3,545	$1,960	$1,331
Debt from business combinations	$10,259
Receivables from sale of assets			$1,233
The accompanying notes to consolidated financial statements are an integral part of these statements.
RPM International Inc. and Subsidiaries

consolidated statements of stockholders’ equity
(In thousands)

					Accumulated
	Common Stock				Other
	Number	Par/			Comprehensive
	of	Stated	Paid-in	Treasury	Income	Retained
	Shares	Value	Capital	Stock	(Loss)	Earnings	Total

Balance at May 31, 2003	115,496	$1,156	$503,141	$(1,167)	$(17,169)	$385,791	$871,752

Comprehensive income
Net income						141,886	141,886
Translation gain and other					13,288		13,288

Comprehensive income							155,174
Dividends paid						(63,651)	(63,651)
Stock option exercises, net	555	5	5,453	338			5,796
Restricted stock awards, net	71		502	829			1,331

Balance at May 31, 2004	116,122	1,161	509,096	-0-	(3,881)	464,026	970,402

Comprehensive income Net income						105,032	105,032
Translation gain and other					13,885		13,885

Comprehensive income							118,917
Dividends paid						(68,933)	(68,933)
Stock option exercises, net	1,109	11	12,532				12,543
Stock based compensation expense			2,850				2,850
Restricted stock awards, net	323	4	1,956				1,960

Balance at May 31, 2005	117,554	1,176	526,434	-0-	10,004	500,125	1,037,739

Comprehensive income Net (loss)						(76,205)	(76,205)
Translation gain and other					19,835		19,835

Comprehensive (loss)							(56,370)
Dividends paid						(74,427)	(74,427)
Stock option exercises, net	823	8	10,628				10,636
Stock based compensation expense			4,818				4,818
Restricted stock awards, net	366	3	3,542				3,545

Balance at May 31, 2006	118,743	$1,187	$545,422	$-0-	$29,839	$349,493	$925,941

The accompanying notes to consolidated financial statements are an integral part of these statements.
RPM International Inc. and Subsidiaries

notes to consolidated financial statements
NOTES to CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2006, 2005, 2004
NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
1. Consolidation and Basis of Presentation
Our financial statements consolidate all of our affiliates — companies that we control and in which we hold a majority voting interest. We account for our investments in less than majority-owned joint ventures under the equity method. Effects of transactions between related companies are eliminated in consolidation.
Our business is dependent on external weather factors. Historically, we have experienced strong sales and net income in our first, second and fourth fiscal quarters comprised of the three-month periods ending August 31, November 30 and May 31, respectively, with weaker performance in our third fiscal quarter (December through February).
Certain reclassifications have been made to prior-year amounts to conform to this year’s presentation.
2. Accounting Change—Intangibles
We have performed our annual impairment testing of goodwill and intangibles not subject to amortization as of August 31 in each year since our adoption of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” During the fourth quarter of fiscal 2006, we changed the timing of our annual impairment testing to March 1. We adopted this change in timing in order to assess the recorded values of goodwill and intangible assets not subject to amortization for potential impairment at a time closer to our fiscal year-end reporting date. We believe this change is preferable in reducing the risk that an undetected impairment indicator would occur in between the timing of our annual test and the preparation of our year-end financial statements. This change had no effect on reported earnings for any period presented.
3. Use of Estimates
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
4. Acquisitions/Divestitures
On August 31, 2005, Tremco, Inc., a wholly-owned subsidiary of RPM, completed its acquisition of privately-owned illbruck Sealant Systems, located in Cologne, Germany, for approximately $136.4 million, plus debt assumption of approximately $10.3 million, subject to certain post-closing adjustments. illbruck, a leading manufacturer of high-performance sealants and installation systems for prefabricated construction elements and for window and door applications, had sales of approximately $190.0 million for its fiscal year ended December 31, 2004. The acquisition extends our product line offerings to include joint sealing tapes, flashing tapes, cartridge sealants and adhesives, strips, foils and accessories marketed under brand names such as illbruck, Festix, Perennator and Coco.
RPM International Inc. and Subsidiaries

notes to consolidated financial statements
The purchase price has been allocated to the underlying assets acquired and liabilities assumed based upon their fair values at the date of acquisition. We have determined the preliminary estimated fair values based on independent appraisals, discounted cash flow analyses, quoted market prices and estimates made by management. Goodwill has been recorded to the extent the purchase price exceeded the preliminary fair values of the net identifiable tangible and intangible assets acquired. Prior to the date of acquisition, we began investigating the potential for synergies associated with restructuring the operations at certain locations, including possible involuntary termination or relocation of certain employees, along with possible closure of certain plants. At this time, restructuring plans have not been finalized, pending investigation of the costs and associated benefits of consolidating operations.
The allocation of the illbruck purchase price is preliminary and subject to adjustment following finalization of the purchase price settlement process. The preliminary goodwill figure of $52.3 million will be assigned to the various subsidiaries of the illbruck Sealant Systems group upon finalization of the allocation of purchase price and will not be deductible for tax purposes.
In addition to the illbruck acquisition, during the year ended May 31, 2006, we completed four other smaller acquisitions of product lines. The following table summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed at the date of acquisition, with illbruck reflected separately due to its more significant purchase price.

	Amortization Life
(In thousands)	(In Years)	illbruck	Other	Total

Current assets		$61,774	$22,506	$84,280
Property, plant and equipment		32,562	6,853	39,415
Goodwill	N/A	52,272	20,214	72,486
Tradenames — unamortized	N/A	27,190		27,190
Tradenames — other	12 - 15	1,639	4,751	6,390
Other intangible assets	4 - 12	21,805	4,275	26,080

Total Assets Acquired		197,242	58,599	255,841

Liabilities assumed		(60,888)	(9,550)	(70,438)

Net Assets Acquired		$136,354	$49,049	$185,403

Our Consolidated Financial Statements reflect the results of operations of these businesses as of their respective dates of acquisition. During the year ended May 31, 2006, we also divested one small product line.
Pro forma results of operations for the years ended May 31, 2006 and May 31, 2005 were not materially different from reported results and, consequently, are not presented.
5. Foreign Currency
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
RPM International Inc. and Subsidiaries

notes to consolidated financial statements
6. Accumulated Other Comprehensive Income (Loss)
Accumulated other comprehensive income (loss), which is shown net of taxes, consists of the following components:

	Foreign	Minimum	Unrealized
	Currency	Pension	Gain (Loss)
	Translation	Liability	on
(In thousands)	Adjustments	Adjustments	Securities	Total

Balance at May 31, 2003	$(9,809)	$(6,191)	$(1,169)	$(17,169)
Reclassification adjustments for losses included in net income			97	97
Other comprehensive income	9,686	1,603	2,645	13,934
Deferred taxes		(467)	(276)	(743)

Balance at May 31, 2004	(123)	(5,055)	1,297	(3,881)
Reclassification adjustments for (gains) included in net income			(73)	(73)
Other comprehensive income (loss)	15,008	(2,379)	1,082	13,711
Deferred taxes		529	(282)	247

Balance at May 31, 2005	14,885	(6,905)	2,024	10,004
Reclassification adjustments for (gains) included in net (loss)			(17)	(17)
Other comprehensive income (loss)	28,161	(14,700)	1,443	14,904
Deferred taxes		5,413	(465)	4,948

Balance at May 31, 2006	$43,046	$(16,192)	$2,985	$29,839

7. Cash and Short-Term Investments
For purposes of the statement of cash flows, we consider all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. We do not believe we are exposed to any significant credit risk on cash and short-term investments.
8. Marketable Securities
Marketable securities, included in other current assets, are considered available for sale and are reported at fair value, based on quoted market prices. Changes in unrealized gains and losses, net of applicable taxes, are recorded in accumulated other comprehensive income (loss) within Stockholders’ Equity. If we were to experience other-than-temporary declines in market value from original cost, those amounts would be reflected in operating income in the period in which the loss were to occur. In order to determine whether an other-than-temporary decline in market value has occurred, the duration of the decline in value and our ability to hold the investment to recovery are considered in conjunction with an evaluation of the strength of the underlying collateral and the extent to which the investment’s carrying value exceeds its related market value. Marketable securities, primarily comprised of equity securities, totaled $59.5 million and $49.1 million at May 31, 2006 and 2005, respectively.
9. Financial Instruments
Financial instruments recorded on the balance sheet include cash and short-term investments, accounts receivable, notes and accounts payable, and debt. The carrying amount of cash and short-term investments, accounts receivable and notes and accounts payable approximates fair value because of their short-term maturity.
An allowance for anticipated uncollectible trade receivable amounts is established using a combination of specifically identified accounts to be reserved, and a reserve covering trends in collectibility. These estimates are based on an analysis of trends in collectibility, past experience, and individual account balances identified as doubtful based on specific facts and conditions. Receivable losses are charged against the allowance when management confirms uncollectibility.
All derivative instruments are recognized on the balance sheet and measured at fair value. Changes in the fair values of derivative instruments that do not qualify as hedges and/or any ineffective portion of hedges are recognized as a gain or loss in our consolidated statement of income in the current period. Changes in the fair value of derivative instruments used effectively as fair value hedges are recognized in earnings (losses), along with the change in the value of the hedged item. Such derivative transactions are accounted for under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities,” as amended and interpreted. We do not hold or issue derivative instruments for speculative purposes.
RPM International Inc. and Subsidiaries

notes to consolidated financial statements
The carrying amount of our other debt instruments approximates fair value based on quoted market prices, variable interest rates or borrowing rates for similar types of debt arrangements.
10. Inventories
Inventories are stated at the lower of cost or market, cost being determined on a first-in, first-out (FIFO) basis and market being determined on the basis of replacement cost or net realizable value. Inventory costs include raw material, labor and manufacturing overhead. Inventories were composed of the following major classes:

May 31	2006	2005

(In thousands)
Raw materials and supplies	$124,573	$105,060
Finished goods	274,441	229,344

Total Inventories	$399,014	$334,404

11. Goodwill and Other Intangible Assets
We adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” as of June 1, 2001, at which time we ceased the amortization of goodwill. During fiscal 2006, we elected to change the timing of performing the required annual impairment assessment from the first quarter of our fiscal year to our fourth quarter. If a loss were to result from the performance of the annual test, it would be reflected in operating income. The annual goodwill impairment assessment involves estimating the fair value of each reporting unit and comparing it with its carrying amount. If the carrying amount of the reporting unit exceeds its fair value, additional steps are followed to recognize a potential impairment loss. Calculating the fair value of the reporting units requires significant estimates and assumptions by management. We estimate the fair value of our reporting units by applying third-party market value indicators to each of our reporting unit’s projected earnings before interest, taxes, depreciation and amortization. In applying this methodology, we rely on a number of factors, including future business plans, actual operating results and market data. In the event that our calculations indicate that goodwill is impaired, a fair value estimate of each tangible and intangible asset and liability would be established. This process would require the application of discounted cash flows expected to be generated by each asset in addition to independent asset appraisals, as appropriate. Cash flow estimates are based on our historical experience and our internal business plans, and appropriate discount rates are applied. The results of our annual impairment tests for the fiscal years ended May 31, 2006, 2005 and 2004 did not require any adjustment to the carrying value of goodwill or other indefinite-lived intangible assets.
The changes in the carrying amounts of goodwill, by reporting segment, for the years ended May 31, 2006 and 2005, are as follows:

	Industrial	Consumer
(In thousands)	Segment	Segment	Total

Balance as of May 31, 2004	$303,743	$344,500	$648,243
Acquisitions	8,657	1,729	10,386
Purchase accounting adjustments *	590		590
Divestitures	(2,114)		(2,114)
Translation adjustments	5,550	569	6,119

Balance as of May 31, 2005	316,426	346,798	663,224
Acquisitions	69,252	3,234	72,486
Purchase accounting adjustments *		2,204	2,204
Translation adjustments	11,134	1,587	12,721

Balance as of May 31, 2006	$396,812	$353,823	$750,635

*Relates primarily to other accruals.
RPM International Inc. and Subsidiaries

notes to consolidated financial statements
Other intangible assets consist of the following major classes:

		Gross		Net Other
	Amortization	Carrying	Accumulated	Intangible
(In thousands)	Period (in Years)	Amount	Amortization	Assets

As of May 31, 2006
Amortized intangible assets
Formulae	10 to 33	$190,665	$74,551	$116,114
Customer-related intangibles	7 to 33	82,739	23,799	58,940
Trademarks/names	5 to 40	18,607	5,593	13,014
Other	3 to 30	26,468	13,626	12,842

Total Amortized Intangibles		318,479	117,569	200,910
Unamortized intangible assets
Trade names		121,032		121,032

Total Other Intangible Assets		$439,511	$117,569	$321,942

As of May 31, 2005
Amortized intangible assets
Formulae	10 to 33	$176,884	$65,628	$111,256
Customer-related intangibles	7 to 33	69,152	19,346	49,806
Trademarks/names	5 to 40	9,812	3,270	6,542
Other	3 to 30	24,335	12,009	12,326

Total Amortized Intangibles		280,183	100,253	179,930
Unamortized intangible assets
Trade names		95,814		95,814

Total Other Intangible Assets		$375,997	$100,253	$275,744

The aggregate other intangible asset amortization expense for the fiscal years ended May 31, 2006, 2005 and 2004, was $15.3 million, $13.0 million and $12.8 million, respectively. For each of the next five fiscal years through May 31, 2011, the estimated annual intangible asset amortization expense will approximate $15.2 million.
12. Depreciation
Depreciation is computed primarily using the straight-line method over the following ranges of useful lives:

Land improvements	5 to 42 years
Buildings and improvements	5 to 50 years
Machinery and equipment	2 to 20 years
Total depreciation expense for each fiscal period includes the charges to income that result from the amortization of assets recorded under capital leases.
13. Revenue Recognition
Revenues are recognized when realized or realizable, and when earned. In general, this is when title and risk of loss passes to the customer. Further, revenues are generally realizable when we have persuasive evidence of a sales arrangement, the product has been shipped or the services have been provided to the customer, the sales price is fixed or determinable, and collectibility is reasonably assured. We reduce our revenues for estimated customer returns and allowances, certain rebates, sales incentives, and promotions in the same period the related sales are recorded.
In general, we account for long-term construction-type contracts under the percentage-of-completion method, and therefore record contract revenues and related costs as our contracts progress. This method recognizes the economic results of contract performance on a timelier basis than does the completed-contract method; however, application of this method requires reasonably dependable estimates of progress toward completion, as well as other dependable estimates. When reasonably dependable estimates cannot be made, or if other factors make estimates doubtful, the completed-contract method is applied. Under the completed-contract method, billings and costs are accumulated on the balance sheet as the contract progresses, but no revenue is recognized until the contract is complete or substantially complete.
14. Shipping Costs
Shipping costs paid to third-party shippers for transporting products to customers are included in selling, general and administrative expenses. For the years ended May 31, 2006, 2005 and 2004, shipping costs were $117.5 million, $100.1 million and $86.0 million, respectively.
15. Advertising Costs
Advertising costs are charged to operations when incurred and are included in selling, general and administrative expenses. For the years ended May 31, 2006, 2005 and 2004, advertising costs were $33.9 million, $33.7 million and $37.1 million, respectively.
RPM International Inc. and Subsidiaries

notes to consolidated financial statements
16. Research and Development
Research and development costs are charged to operations when incurred and are included in selling, general and administrative expenses. The amounts charged for the years ended May 31, 2006, 2005 and 2004 were $32.3 million, $28.9 million and $26.2 million, respectively.
17. Stock-Based Compensation
Effective June 1, 2004, we voluntarily adopted the preferable fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” for our stock-based employee compensation plans. As outlined by SFAS No. 148, “Accounting for Stock-Based Compensation —Transition and Disclosure,” we chose to apply the modified prospective method in adopting this accounting change. Under this method, stock-based employee compensation expense recognized in fiscal 2006 and 2005 is the same as that which would have been recognized had the fair value recognition provisions of SFAS No. 123 been applied to account for all employee awards from its original effective date. Results of prior periods have not been restated.
The adoption of SFAS No. 123 impacted net income, basic earnings per share and diluted earnings per share for each of the years ended May 31, 2006 and 2005 by approximately $2.4 million, $0.02 per share and $0.02 per share, respectively. Prior to June 1, 2004 we accounted for stock-based compensation in accordance with APB opinion No. 25, “Accounting for Stock Issued to Employees.” The following table represents the effect on net income and earnings per share for the year ended May 31, 2004, as if compensation cost for stock options granted had been determined in accordance with the fair value method prescribed by SFAS No. 123:

	Year Ended
	May 31, 2004
(In thousands, except per share amounts)	Basic	Diluted

Net income, as reported	$141,886	$141,886
Add: Income effect of contingently convertible shares[1]		3,142

Adjusted net income, as reported	141,886	145,028
Add: Stock-based employee compensation expense from restricted stock plans included in reported net income, net of related tax effects	825	825
Deduct: Total stock-based employee compensation determined under fair value-based method for all awards, net of related tax effects	(3,969)	(3,969)

Pro Forma Net Income	$138,742	$141,884

Earnings per Share:
As Reported	$1.23	$1.16

Pro Forma	$1.20	$1.14

[1]	Refer to Note D, Common Stock, for additional information regarding the accounting treatment of contingently convertible securities.
We grant stock options and stock appreciation rights (“SARs”) to our employees (refer to Note D, “Common Stock” for further details). The fair value of stock options and SARs granted is estimated as of the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions:

	2006	2005	2004

Risk-free interest rate	4.2%	3.7%	3.7%
Expected life of option	6.0 yrs	6.4 yrs	7.0 yrs
Expected dividend yield	3.6%	3.4%	3.5%
Expected volatility rate	27.7%	31.0%	35.9%
18. Interest Expense, Net
Interest expense is shown net of investment income, which consists of interest, dividends and capital gains (losses). Investment income for the years ended May 31, 2006, 2005 and 2004 was $6.5 million, $5.0 million and $2.3 million, respectively.
19. Income Taxes
The provision for income taxes is calculated using the liability method. Under the liability method, deferred income taxes are recognized for the tax effect of temporary differences between the financial statement carrying amount of assets and liabilities and the amounts used for income tax purposes and for certain changes in valuation allowances. Valuation allowances are recorded to reduce certain deferred tax assets when, in our estimation, it is more likely than not that a tax benefit will not be realized.
RPM International Inc. and Subsidiaries

notes to consolidated financial statements
We have not provided for U.S. income and foreign withholding taxes on approximately $551.0 million of foreign subsidiaries’ undistributed earnings as of May 31, 2006, because such earnings have been retained and reinvested by the subsidiaries. Accordingly, no provision has been made for U.S. or foreign withholding taxes, which may become payable if undistributed earnings of foreign subsidiaries were paid to us as dividends. The additional income taxes and applicable withholding taxes that would result had such earnings actually been repatriated are not practically determinable.
20. Earnings (Loss) Per Share of Common Stock
The following table sets forth the computation of basic and diluted earnings (loss) per share of common stock:

Year ended May 31	2006	2005	2004

(In thousands, except per share amounts)
Shares Outstanding
For computation of basic earnings per share of common stock Weighted average shares	116,837	116,899	115,777

Total shares for basic earnings per share	116,837	116,899	115,777
For computation of diluted earnings per share of common stock Net issuable common share equivalents[1]		1,431	933
Additional shares issuable assuming conversion of convertible securities[1]		8,034	8,034

Total shares for diluted earnings per share	116,837	126,364	124,744

Net Income
Net income (loss) applicable to shares of common stock for basic earnings per share	$(76,205)	$105,032	$141,886
Add: Income effect of contingently issuable shares[1]		3,099	3,142

Net income (loss) applicable to shares of common stock for diluted earnings per share	$(76,205)	$108,131	$145,028

Basic Earnings (Loss) Per Share	$(0.65)	$0.90	$1.23

Diluted Earnings (Loss) Per Share	$(0.65)	$0.86	$1.16

[1]	For the year ended May 31, 2006, net issuable common share equivalents totaling 2.8 million shares, and shares relating to our convertible securities and their related income effect, totaling 8.0 million shares and $3.7 million, respectively, were not assumed in our computation of fully diluted earnings per share, since the result would have been anti-dilutive.
21. Other Recent Accounting Pronouncements
On October 22, 2004 the American Jobs Creation Act of 2004 (“the Act”) was signed into law. Included in the Act is a provision allowing, in general, a new special tax deduction of up to 9% (once fully phased-in) of the lesser of 1) “qualified production activities income” as defined in the Act or 2) taxable income for the tax year, after deduction for the utilization of any net operating loss carryforwards.
As a result of the new special tax deduction provision included in the Act, the FASB issued FASB Staff Position No. FAS 109-1, “Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004” (FSP 109-1) in December 2004. FSP 109-1 provides that the new special tax deduction created in the Act should be accounted for as a special deduction in accordance with SFAS 109 and not as a tax rate reduction.
The effective date of the new special tax deduction included in the Act is for tax years beginning after December 31, 2004. Accordingly, the new provision is first available to us for our fiscal year ending May 31, 2006. The new special tax deduction associated with qualified production activities income has a slightly favorable effect on our annual effective tax rate for this year.
Also included in the Act is a provision allowing corporate taxpayers to claim a special one-time dividends received deduction of certain foreign earnings that are repatriated to the U.S. The new provision is applicable, given our fiscal year-end, for qualifying repatriations made prior to May 31, 2006.
We have not elected to repatriate funds and apply the onetime dividends received deduction. Accordingly, there is no tax impact of the new special one-time dividends received deduction in our results for this year.
RPM International Inc. and Subsidiaries

notes to consolidated financial statements
In December 2004, the FASB issued SFAS No. 123 (Revised 2004), “Share-Based Payment” (“Statement 123(R)”). Statement 123(R) requires that all share-based payments be recognized in the financial statements based on their fair values. The provisions of this statement are effective for reporting periods beginning after June 15, 2005. We expect to adopt Statement 123(R), utilizing the modified-prospective method of accounting, on June 1, 2006. We adopted the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” on June 1, 2004, and began expensing stock-based compensation on that date. As such, our adoption of Statement 123(R) is not expected to have a material impact on the results of our operations or financial position, however, the total expense recorded in future periods will depend on several variables, including the number of share-based awards that vest and the fair values of those vested awards.
In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment to ARB No. 43, Chapter 4.” SFAS No. 151 requires that certain abnormal expenditures, including abnormal idle capacity expense and freight, be recognized as expenses in the current period, and that the amount of fixed production costs allocated to inventory be based on the normal capacity of the production facilities. The requirements of this statement are effective for fiscal years beginning after June 15, 2005. The adoption of Statement 151 is not expected to have a material impact on the results of our operations or financial position.
In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 will become effective for accounting changes and corrections of errors made in fiscal 2007 and beyond. The impact of this statement on our Consolidated Financial Statements will depend on the nature and significance of future accounting changes which are subject to this statement.
NOTE B — BORROWINGS
A description of long-term debt follows:

May 31	2006	2005

(In thousands)
Unsecured 4.45% senior notes due October 15, 2009.(1)	$189,993	$197,637
Unsecured 6.25% senior notes due December 15, 2013.	200,000	200,000
Unsecured $297,000 face value at maturity 2.75% senior convertible notes due May 13, 2033.	150,042	150,042
Unsecured 7.00% senior notes due June 15, 2005.(2)		150,000
Unsecured notes due March 1, 2008. Interest, which is tied to LIBOR, averaged 4.99% at May 31, 2006.	100,000	100,000
Unsecured 6.70% senior notes due November 1, 2015.(3)	150,000
Unsecured senior notes due insurance companies: 6.61% due November 15, 2006(4) in the amount of $10,000 and 7.30% due November 15, 2008 in the amount of $30,000.	40,000	40,000
Revolving credit agreement for $330,000 with a syndicate of banks, through November 19, 2009. Interest, which is tied to LIBOR, averaged 5.91% at May 31, 2006.	10,000
Accounts receivable securitization program for $125,000 with two banks, through May 12, 2009. Interest averaged 5.05%.	25,000
Other obligations, including capital leases, and unsecured notes payable at various rates of interest due in installments through 2011.	11,521	366

	876,556	838,045
Less current portion	6,141	97

Total Long-Term Debt, Less Current Maturities	$870,415	$837,948

[1]	We entered into an interest rate swap which has the effect of converting this fixed rate note to variable rates based on the six-month London Interbank Offered Rate (LIBOR). The weighted average effective rate was 5.83% as of May 31, 2006.

[2]	These obligations, which were refinanced on a long-term basis in June 2005, have been classified as long-term debt.

[3]	We entered into a cross-currency swap, which fixed the interest and principal payments in euros, resulting in an effective fixed rate borrowing of 5.31%.

[4]	These obligations, which were refinanced in July 2006, have been classified as long-term debt.
RPM International Inc. and Subsidiaries

notes to consolidated financial statements
The aggregate maturities of long-term debt for the five years subsequent to May 31, 2006 are as follows: 2007 — $6.1 million; 2008 — $251.3 million (including $150.0 million of 2.75% Senior Convertible Notes based on the date of the noteholders’ first put option); 2009 — $25.8 million; 2010 — $240.5 million; 2011 — $0.3 million; 2012 and thereafter — $352.6 million. Additionally, at May 31, 2006, we had unused lines of credit totaling $405.7 million.
In June 2002, we established an accounts receivable securitization program with several banks for certain of our subsidiaries, providing for a wholly-owned special purpose entity (“SPE”) to receive investments of up to $125.0 million. The securitized accounts receivable are owned in their entirety by RPM Funding Corporation, a wholly-owned consolidated subsidiary of RPM International Inc., and are not available to satisfy claims of our creditors until the participating banks’ obligations have been paid in full. This securitization is accomplished by having certain subsidiaries sell various of their accounts receivable to the SPE, and by having the SPE then transfer those receivables to a conduit administered by two banks. This transaction does not constitute a form of off-balance sheet financing, and is fully reflected in our financial statements. This transaction increased our liquidity and reduced our financing costs by replacing up to $125.0 million of existing borrowings at lower interest rates. The amounts available under the program are subject to changes in the credit ratings of our customers, customer concentration levels or certain characteristics of the underlying accounts receivable. In May 2006, we extended the program for an additional three years through May 2009. In July 2006, we amended this agreement, effective May 31, 2006, to redefine EBITDA. As of May 31, 2006 we had $25.0 million outstanding balance under this arrangement; there was no outstanding balance at May 31, 2005.
In May 2003, we issued $297.0 million face value at maturity unsecured 2.75% Senior Convertible Notes due May 13, 2033. The 2.75% Notes are convertible into 8,034,355 shares of RPM International Inc. common stock at a price of $18.68 per share, subject to adjustment, during any fiscal quarter for which the closing price of the common stock is greater than $22.41 per share for a defined duration of time. The Notes are also convertible during any period in which the credit rating of the Notes is below a specified level or if specified corporate transactions have occurred. We may redeem for cash all or a portion of the Notes at any time on or after May 31, 2008. The 2.75% Notes are redeemable by the holder for the issuance price plus accrued original issue discount in May 2008, 2013, 2018, 2023, 2028 and 2033. Interest on the 2.75% Notes is payable beginning November 13, 2003 until May 13, 2008. After that date, cash interest will not be paid prior to maturity subject to certain contingencies.
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
On September 30, 2004, we issued and sold $200.0 million of 4.45% Senior Unsecured Notes due 2009, which we concurrently swapped back to floating interest rate debt. We used a portion of the net proceeds to pay off our $15.0 million 6.12% Senior Notes due 2004, which matured on November 15, 2004 and also our then-outstanding $68.0 million of commercial paper. As of May 31, 2006 and 2005, the fair value of the interest-rate swap was $10.0 million and $2.4 million, respectively. These amounts are reflected in other long-term liabilities on the Consolidated Balance Sheets.
During November 2004, we entered into a $330.0 million five-year revolving credit facility, due November 19, 2009. This facility is used for general corporate purposes, including acquisitions and to provide back-up liquidity for the issuance of commercial paper. The facility provides for borrowings in U.S. dollars and several foreign currencies and provides sublimits for the issuance of letters of credit in an aggregate amount of up to $25.0 million and a swing-line of up to $20.0 million for short-term borrowings of less than 15 days. In addition, the size of the facility may be expanded upon our request by up to an additional $100.0 million, thus potentially expanding the facility to $430.0 million, subject to lender approval. In July 2006, we amended the credit facility, effective May 31, 2006, to modify the definition of EBITDA. As of May 31, 2006, we had $10.0 million outstanding under the agreement.
On October 19, 2005, RPM United Kingdom G.P., an indirect wholly-owned finance subsidiary of RPM International Inc., issued and sold $150 million of 6.70% Senior Unsecured Notes due 2015, which are fully and unconditionally guaranteed by RPM International Inc. The total net proceeds of the offering of the Senior Unsecured Notes were used to refinance $138 million of revolving credit facility borrowings in conjunction with the August 31, 2005 acquisition of illbruck Sealant Systems, and for other general corporate purposes. Concurrent with the issuance of the 6.70% Senior Unsecured Notes, RPM United Kingdom G.P. entered into a cross-currency swap, which fixed the interest and principal payments in euros for the life of the Senior Unsecured Notes and resulted in an effective euro fixed rate borrowing of 5.31%. As of May 31, 2006, the fair value of the cross-currency swap was $13.9 million, which is reflected in other long-term liabilities on the Consolidated Balance Sheets.
On July 18, 2006, we prepaid our 6.61% Senior Notes, Series B, due November 15, 2006, and our 7.30% Senior Notes, Series C, due November 15, 2008 (collectively, the “Notes”). We paid all amounts due pursuant to the terms of the Purchase Agreement and did not incur any material early termination penalties in connection with our termination of the Notes.
RPM International Inc. and Subsidiaries

notes to consolidated financial statements
NOTE C — INCOME TAXES
The provision for income taxes is calculated in accordance with SFAS No. 109, “Accounting for Income Taxes,” which requires the recognition of deferred income taxes using the liability method.
Income (loss) before income taxes as shown in the consolidated statements of income consisted of the following:

Year Ended May 31	2006	2005	2004

(In thousands)
United States	$(181,282)	$115,192	$182,032
Foreign	58,807	48,536	35,584

Income (Loss) Before Income Taxes	$(122,475)	$163,728	$217,616

Provision (benefit) for income taxes consists of the following:

Year Ended May 31	2006	2005	2004

(In thousands)
Current:
U.S. federal	$35,035	$31,313	$30,579
State and local	7,232	8,098	7,138
Foreign	22,771	19,160	14,260

	65,038	58,571	51,977

Deferred:
U.S. federal	(108,373)	(2,544)	21,077
State and local	(3,798)	(218)	3,011
Foreign	863	2,887	(335)

	(111,308)	125	23,753

Provision (Benefit) for Income Taxes	$(46,270)	$58,696	$75,730

The significant components of deferred income tax assets and liabilities as of May 31, 2006 and 2005 were as follows:

	2006	2005

(In thousands)
Deferred income tax assets related to:
Inventories	$4,322	$2,983
Allowance for losses	5,511	7,077
Accrued compensation and benefits	14,560	7,892
Asbestos-related liabilities	151,478	36,964
Accrued other expenses	7,986	6,768
Other long-term liabilities	28,183	25,780
Net operating loss and credit carryforwards	33,647	33,131
Other	3,284	2,972

Total deferred income tax assets	248,971	123,567
Less: valuation allowance	(18,981)	(13,946)

Net deferred income tax assets	229,990	109,621

Deferred income tax (liabilities) related to:
Depreciation	(58,449)	(52,846)
Prepaid pension	(10,128)	(10,188)
Amortization of intangibles	(92,280)	(84,625)

Total deferred income tax (liabilities)	(160,857)	(147,659)

Deferred Income Tax Assets (Liabilities), Net	$69,133	$(38,038)

RPM International Inc. and Subsidiaries

notes to consolidated financial statements
At May 31, 2006, we had U.S. federal foreign tax credit carryforwards of approximately $21.0 million which expire starting in 2010. Additionally, we had foreign net operating loss carryforwards of approximately $39.7 million at May 31, 2006 of which approximately $2.0 million expire at various dates beginning in 2007 and approximately $37.7 million which have an indefinite carryforward period. These net operating loss and foreign tax credit carryforwards may be used to offset a portion of future taxable income and thereby reduce or eliminate our U.S. federal or foreign income taxes otherwise payable.
Management has determined, based on the available evidence, that it is uncertain that future taxable income of certain of our foreign subsidiaries as well as anticipated foreign source income will be significant enough to recognize certain of these deferred tax assets. As a result, a valuation allowance of approximately $19.0 million has been recorded as of May 31, 2006.
The valuation allowance relates to U.S. federal foreign tax credit carryforwards, certain foreign net operating losses and net foreign deferred tax assets recorded in purchase accounting. A portion of the valuation allowance is associated with deferred tax assets recorded in purchase accounting. Any reversal of the valuation allowance that was recorded in purchase accounting would reduce goodwill. In the current year, there was no reversal of valuation allowance allocated to goodwill.
The following table reconciles income tax expense computed by applying the U.S. statutory federal income tax rate against income (loss) before income taxes to the provision (benefit) for income tax expense:

Year Ended May 31	2006	2005	2004

(In thousands)
Income tax expense (benefit) at the U.S. statutory federal income tax rate	$(42,866)	$57,305	$76,166
Impact of foreign operations	(7,859)	(7,810)	(2,930)
State and local income taxes, net of federal income tax benefit	2,232	5,122	6,597
Tax benefits from the extraterritorial income exclusion	(783)	(754)	(2,870)
Valuation allowance	4,760	4,287	278
Other	(1,754)	546	(1,511)

Provision (Benefit) for Income Tax Expense	$(46,270)	$58,696	$75,730

Effective Income Tax Rate	37.8%	35.8%	34.8%

NOTE D — COMMON STOCK
There were 300,000,000 shares of common stock authorized at May 31, 2006 and 2005 with a par value of $0.01 per share. At May 31, 2006 and 2005, there were 118,743,000 and 117,554,000 shares outstanding, respectively, each of which is entitled to one vote.
Basic earnings per share are computed by dividing income available to common stockholders by the weighted average number of shares of common stock outstanding during each year. To compute diluted earnings per share, the weighted average number of shares of common stock outstanding during each year was increased by common stock options with exercisable prices lower than the average market prices of common stock during each year and reduced by the number of shares assumed to have been purchased with proceeds from the exercised options. Additionally, shares related to our convertible securities are also included in our computation of fully diluted earnings per share. However, for the year ended May 31, 2006, conversion of the net issuable common share equivalents and the shares related to our convertible securities were not included in our calculation of diluted earnings per share, since the result would have been anti-dilutive.
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
RPM International Inc. and Subsidiaries

notes to consolidated financial statements
Effective October 10, 2003, the RPM International Inc. 2003 Restricted Stock Plan for Directors (the “2003 Plan”) was approved by our stockholders. The plan was established primarily for the purpose of recruiting and retaining directors, and to align the interests of directors with the interests of our stockholders. Only directors who are not employees of RPM International Inc. are eligible to participate. Under the 2003 Plan, up to 500,000 shares of RPM International Inc. may be awarded. For the year ended May 31, 2006, 20,000 shares were granted at a weighted-average price of $17.65, with 438,400 shares available for future grant. Unamortized deferred compensation expense relating to restricted stock grants for directors of $0.4 million at May 31, 2006, is being amortized over a three-year vesting period.
On October 8, 2004, our stockholders approved the RPM International Inc. Omnibus Equity and Incentive Plan (the “Omnibus Plan”). The Omnibus Plan is intended to be the primary stock-based award program for covered employees. A wide variety of stock and stock-based awards, as well as dollar-denominated performance-based awards, may be granted under the Omnibus Plan. A total of 6,000,000 shares of our common stock may be subject to awards under the Omnibus Plan. Of the 6,000,000 shares of common stock issuable under the Omnibus Plan, up to 3,000,000 shares may be subject to “full-value” awards such as restricted stock, restricted stock unit, performance stock and performance stock unit awards. We also granted stock appreciation rights (“SARs”) to employees. The SARs are issued at fair value at the date of grant, have up to ten-year terms and vest over four years. Currently all SARs outstanding are to be settled with stock. For the year ended May 31, 2006, 560,000 shares of SARs were granted under the Omnibus Plan at a weighted-average grant price of $17.65. As of May 31, 2006, there were 555,000 SARs outstanding. In addition, we also granted 328,500 shares of restricted stock under the Omnibus Plan at a weighted-average grant price of $17.65. The restricted stock cliff vests over three years. The unamortized deferred compensation expense for the full-value awards as of May 31, 2006 was $7.8 million. As of May 31, 2006, 4,790,000 shares are available for future grant including 2,350,000 shares available for full-value awards.
In addition to the restricted shares outstanding under the Omnibus Plan, we have restricted shares outstanding under two equity compensation plans for employees — the Performance Accelerated Restricted Stock Plan (the “PARS Plan”) and the 1997 Restricted Stock Plan (“1997 Plan”). Under the terms of PARS Plan, up to 1,000,000 shares may be awarded to certain employees, generally subject to forfeiture until the completion of ten years of service or the attainment of certain performance goals. No shares were issued under the PARS Plan in 2006. Under the 1997 Plan, up to 1,562,500 shares may be awarded to certain employees, generally subject to forfeiture. The shares vest upon the latter of attainment of age 55 and the fifth anniversary of the May 31st immediately preceeding the date of the grant. For the year ended May 31, 2006, 37,778 shares were awarded under the 1997 Plan at a weighted average price of $18.79. At May 31, 2006, 68,400 shares were vested in this plan (59,500 at May 31, 2005) subject to certain resale restrictions. Unamortized deferred compensation expense at May 31, 2006 of $3.2 million relating to the PARS Plan is being amortized over a ten-year period, and $0.4 million relating to the 1997 Plan is being amortized over the applicable vesting periods.
Gross compensation expense relating to restricted stock awards for the years ended May 31, 2006, 2005 and 2004 was $3.6 million, $1.9 million and $1.3 million, respectively.
Our Shareholder Rights Plan provides existing stockholders the right to purchase stock of RPM International Inc. at a discount in certain circumstances as defined by the Plan. The rights are not exercisable at May 31, 2006 and expire in May 2009.
We have options outstanding under two stock option plans, the 1989 Stock Option Plan and the 1996 Key Employees Stock Option Plan, the latter of which provides for the granting of options for up to 9,000,000 shares. Stock options are granted to employees and directors at an exercise price equal to the fair market value of RPM International Inc. stock at the date of grant. These options are generally exercisable cumulatively in equal annual installments commencing one year from the grant date, and have expiration dates ranging from October 2006 to October 2014. At May 31, 2006 and 2005, 64,247 shares were available for future grant.
RPM International Inc. and Subsidiaries

notes to consolidated financial statements
The following table summarizes option activity under the Plans during the last three fiscal years:

	2006		2005		2004
	Weighted	Number	Weighted	Number	Weighted	Number
	Average	of Shares	Average	of Shares	Average	of Shares
	Exercise	Under	Exercise	Under	Exercise	Under
Shares Under Option	Price	Option	Price	Option	Price	Option

(In thousands, except per share amounts)
Outstanding, beginning of year
(Prices ranging from $8.69 to $17.63)	$13.90	6,764	$13.23	7,403	$12.86	6,937
Options granted
(Prices ranging from $15.15 to $17.63)			17.60	584	14.10	1,254
Options canceled/expired
(Prices ranging from $9.26 to $17.63)	14.06	(77)	13.57	(76)	12.98	(206)
Options exercised
(Prices ranging from $8.69 to $17.63)	12.93	(823)	11.53	(1,147)	10.73	(582)

Outstanding, end of year
(Prices ranging from $8.69 to $17.63)	$14.03	5,864	$13.90	6,764	$13.23	7,403

Exercisable, end of year
(Prices ranging from $8.69 to $17.63)	$13.68	4,585	$13.41	4,578	$13.15	4,775

		Options Outstanding		Options Exercisable
		at May 31, 2006		at May 31, 2006
(Shares in thousands)		Wtd. Avg.	Weighted		Weighted
		Remaining	Average		Average
		Contractual	Exercise		Exercise
Exercise Price Range	Shares	Life (Years)	Price	Shares	Price

$8.69 to $9.99	798	4.3	$9.33	798	$9.33
$10.00 to $11.99	151	5.3	$10.26	151	$10.26
$12.00 to $14.99	2,682	6.1	$14.03	1,829	$14.00
$15.00 to $16.99	1,664	1.7	$15.39	1,661	$15.39
$17.00 to $17.63	569	8.3	$17.62	146	$17.62

	5,864	4.8	$14.03	4,585	$13.68

We apply Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” for our stock-based employee compensation plans. As outlined in SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” we chose to apply the modified prospective method in adopting this accounting change. Under this method, stock-based employee compensation expense in fiscal 2006 is the same as that which would have been recognized had the fair value recognition provisions of SFAS No. 123 been applied to account for all employee awards from its original effective date. Results of prior periods have not been restated. See Note A, “Summary of Significant Accounting Policies,” for the pro forma disclosures of net income and earnings per share required under SFAS No. 123 for fiscal year ended May 31, 2004.
RPM International Inc. and Subsidiaries

notes to consolidated financial statements
NOTE E — LEASES
We lease certain property, plant and equipment under long-term lease agreements, some of which provide for increased rental payments based upon increases in the cost-of-living index. The following table illustrates our future minimum lease commitments under all non-cancelable lease agreements, for each of the next five years and in the aggregate, as of May 31, 2006:

May 31

(In thousands)
2007	$27,524
2008	21,276
2009	13,076
2010	8,622
2011	5,304
Thereafter	13,410

Total Minimum Lease Commitments	$89,212

Total rental expense for all operating leases amounted to $26.8 million in 2006, $29.4 million in 2005, and $27.1 million in 2004.
NOTE F — PENSION PLANS
We sponsor several pension plans for our employees, including our principal plan (the “Retirement Plan”), which is a non-contributory defined benefit pension plan covering substantially all domestic non-union employees. Pension benefits are provided for certain domestic union employees through separate plans. Employees of our foreign subsidiaries receive pension coverage, to the extent deemed appropriate, through plans which are governed by local statutory requirements. The measurement date used to determine pension benefit measurements for both the U.S. and Non-U.S. plans was February 28, 2006.
The Retirement Plan provides benefits that are based upon years of service and average compensation with accrued benefits vesting after five years. Benefits for union employees are generally based upon years of service, or years of service and average compensation. Our funding policy is to contribute an amount on an annual basis that can be deducted for federal income tax purposes, using a different actuarial cost method and different assumptions from those used for financial reporting. For the fiscal year ending May 31, 2007, we expect to contribute approximately $11.9 million to the Retirement Plans in the U.S., in addition to the approximate $4.1 million that we expect to contribute to our foreign plans.
Net periodic pension cost (income) consisted of the following for the three years ended May 31, 2006:

	U.S. Plans			Non-U.S. Plans
(In thousands)	2006	2005	2004	2006	2005	2004

Service cost	$13,270	$11,231	$9,879	$2,475	$2,154	$1,695
Interest cost	8,245	7,481	7,228	4,741	4,359	3,612
Expected return on plan assets	(10,108)	(9,759)	(7,385)	(4,599)	(4,117)	(3,188)
Amortization of:
Prior service cost	194	294	294
Net gain on adoption of SFAS No. 87	(2)	(3)	(23)
Net actuarial losses recognized	2,375	1,500	2,542	1,511	1,394	1,237

Net Pension Cost	$13,974	$10,744	$12,535	$4,128	$3,790	$3,356

RPM International Inc. and Subsidiaries

notes to consolidated financial statements
The changes in benefit obligations and plan assets, as well as the funded status of our pension plans at May 31, 2006 and 2005, were as follows:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2006	2005	2006		2005

Benefit obligation at beginning of year	$148,505	$128,666		$89,190	$77,533
Service cost	13,270	11,231		2,475	2,154
Interest cost	8,245	7,481		4,741	4,359
Benefits paid	(9,627)	(9,730)		(3,067)	(2,723)
Participant contributions				773	681
Acquisitions and new plans				1,230
Plan amendments				258
Actuarial losses	1,276	10,857		9,997	2,487
Currency exchange rate changes				(1,884)	4,699

Benefit Obligation at End of Year	$161,669	$148,505		$103,713	$89,190

Fair value of plan assets at beginning of year	$118,091	$109,920		$65,923	$56,377
Actual return on plan assets	13,591	5,031		8,015	4,316
Employer contributions	8,213	12,870		2,661	3,642
Participant contributions				773	681
Acquisitions and new plans				119
Benefits paid	(9,627)	(9,730)		(3,067)	(2,723)
Currency exchange rate changes				(1,442)	3,630

Fair Value of Plan Assets at End of Year	$130,268	$118,091		$72,982	$65,923

Benefit obligations in excess of plan assets at end of year	$(31,401)	$(30,414)		$(30,731)	$(23,267)
Contributions after measurement date	1,941	4		1,268	183
Unrecognized actuarial losses	43,409	47,992		33,147	28,826
Unrecognized prior service cost	2,352	2,546		232
Unrecognized net transitional asset		(2)

Net Amount Recognized	$16,301	$20,126		$3,916	$5,742

Amounts recognized in the consolidated balance sheets:
Prepaid benefit cost	$16,672	$20,369	$		$8,676
Accrued benefit liability	(848)	(755)		(19,019)	(11,260)
Accumulated other comprehensive loss	468	481		22,935	8,326
Intangible asset	9	31

Net Amount Recognized	$16,301	$20,126		$3,916	$5,742

Accumulated Benefit Obligation	$125,208	$114,553		$92,784	$76,706

RPM International Inc. and Subsidiaries

notes to consolidated financial statements
The following table summarizes the relationship between our plans’ benefit obligations and assets.

	U.S. Plans
	2006		2005
	Benefit	Plan	Benefit	Plan
(In thousands)	Obligation	Assets	Obligation	Assets

Plans with projected benefit obligation in excess of plan assets	$161,669	$130,268	$145,633	$114,840
Plans with accumulated benefit obligation in excess of plan assets	$1,866	$987	$1,757	$998
Plans with assets in excess of projected benefit obligations	$—	$—	$2,872	$3,251
Plans with assets in excess of accumulated benefit obligations	$123,342	$129,281	$112,796	$117,093

	Non-U.S. Plans
	2006		2005
	Benefit	Plan	Benefit	Plan
(In thousands)	Obligation	Assets	Obligation	Assets

Plans with projected benefit obligation in excess of plan assets	$103,713	$72,982	$89,190	$65,923
Plans with accumulated benefit obligation in excess of plan assets	$92,784	$72,982	$48,839	$37,396
Plans with assets in excess of accumulated benefit obligations	$—	$—	$27,867	$28,527

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

	U.S. Plans			Non-U.S. Plans
Year-End Benefit Obligations	2006	2005	2004	2006	2005	2004

Discount rate	5.75%	5.75%	6.00%	4.89%	5.40%	5.65%
Rate of compensation increase	3.73%	3.50%	3.50%	3.39%	3.63%	3.48%

	U.S. Plans			Non-U.S. Plans
Net Periodic Pension Cost	2006	2005	2004	2006	2005	2004

Discount rate	5.75%	6.00%	6.70%	5.40%	5.68%	6.43%
Expected return on plan assets	8.75%	8.75%	8.75%	6.93%	7.31%	7.25%
Rate of compensation increase	3.50%	3.50%	4.00%	3.63%	3.66%	3.95%

The following tables illustrate the weighted average actual and target allocation of plan assets:

	U.S. Plans				Non-U.S. Plans
	Target	Actual Asset			Target	Actual Asset
	Allocation	Allocation			Allocation	Allocation
	as of February				as of February
	2006	2006	2005		2006	2006	2005

Equity securities	70%	65%	70%	Equity securities	55%	51%	58%
Fixed income securities	25%	20%	16%	Fixed income securities	43%	47%	36%
Cash		10%	9%	Cash			2%
Other	5%	5%	5%	Property and other	2%	2%	4%

Total assets	100%	100%	100%	Total assets	100%	100%	100%

RPM International Inc. and Subsidiaries

notes to consolidated financial statements
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
The investment objectives are similar with regard to our plans outside the U.S., subject to local regulations. In general, investments are managed by private investment managers, reporting to our Investment Committee on a regular basis.
In addition to the defined benefit pension plans discussed above, we also sponsor employee savings plans under Section 401(k) of the Internal Revenue Code, which cover most employees in the United States. We record expense for defined contribution plans for any employer matching contributions made in conjunction with services rendered by employees. The majority of our plans provide for matching contributions based upon qualified employee contributions. Matching contributions are invested in the same manner that the participants invest their own contributions. Matching contributions charged to income were $8.6 million, $8.2 million and $7.8 million for years ending May 31, 2006, 2005 and 2004, respectively.
We expect to pay the following estimated pension benefit payments in the next five years (in millions): $10.9 in 2007; $12.4 in 2008; $13.8 in 2009; $14.3 in 2010; $15.6 in 2011. In the five years thereafter (2012-2016) we expect to pay $102.5 million.
NOTE G — POSTRETIREMENT HEALTH CARE BENEFITS
We sponsor several unfunded health care benefit plans for certain of our retired employees. Eligibility for these benefits is based upon minimum age and service requirements. The following table illustrates the effect on operations of these plans for the three years ended May 31, 2006:

	U.S. Plans			Non-U.S. Plans
(In thousands)	2006	2005	2004	2006	2005	2004

Service cost — Benefits earned during this period	$—	$11	$11	$365	$265	$205
Interest cost on the accumulated obligation	615	661	634	539	473	396
Amortization of prior service cost	(27)
Amortization of unrecognized (gains) losses	59	27		47	28

Net Periodic Postretirement Expense	$647	$699	$645	$951	$766	$601

RPM International Inc. and Subsidiaries

notes to consolidated financial statements
The changes in the benefit obligations of the plans at May 31, 2006 and 2005 were as follows:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2006	2005	2006	2005

Accumulated postretirement benefit obligation at beginning of year	$11,169	$11,465	$8,331	$6,815
Service cost		11	365	265
Interest cost	615	661	539	473
Benefit payments	(849)	(1,013)	(190)	(122)
Actuarial (gains) losses	(1,488)	353	1,068	333
Amendments	(13)	(308)
Currency exchange rate changes			711	567

Accumulated postretirement benefit obligation at end of year	9,434	11,169	10,824	8,331
Unrecognized actuarial gains (losses)	(249)	(1,796)	(2,695)	(1,542)
Unrecognized prior service cost (benefit)	294	308

Accrued Postretirement Health Care Benefits	$9,479	$9,681	$8,129	$6,789

In determining the postretirement benefit amounts outlined above, measurement dates as of May 31 for each period were applied.
The following weighted average assumptions were used to determine our year-end benefit obligations and net periodic postretirement benefit costs under the plans:

	U.S. Plans			Non-U.S. Plans
Year-End Benefit Obligations	2006	2005	2004	2006	2005	2004

Discount rate	6.00%	5.75%	6.00%	5.50%	6.00%	6.25%
Current healthcare cost trend rate	9.50%	10.00%	10.00%	7.00%	8.00%	9.00%
Ultimate healthcare cost trend rate	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%
Year ultimate healthcare cost trend rate will be realized	2015	2015	2014	2008	2008	2008

	U.S. Plans			Non-U.S. Plans
Net Periodic Postretirement Benefit Cost	2006	2005	2004	2006	2005	2004

Discount rate	5.75%	6.00%	6.70%	6.00%	6.25%	7.00%
Healthcare cost trend rate	10.00%	10.00%	9.00%	8.00%	9.00%	9.00%
Ultimate healthcare cost trend rate	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%
Year ultimate healthcare cost trend rate will be realized	2015	2014	2007	2008	2008	2007

Increasing or decreasing current healthcare cost trend rates by 1% would affect accumulated postretirement benefit obligation and net postretirement expense by the following amounts for the years ended May 31, 2006 and 2005:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2006	2005	2006	2005

1% Increase in trend rate
Accumulated Benefit Obligation	$808	$950	$2,408	$1,617
Postretirement Cost	55	60	211	163

1% Decrease in trend rate
Accumulated Benefit Obligation	$(708)	$(830)	$(1,844)	$(1,262)
Postretirement Cost	(49)	(50)	(151)	(123)

We expect to pay approximately $1.0 million in estimated postretirement benefits in each of the next five years. In the five years thereafter (2012-2016) we expect to pay $5.9 million.
RPM International Inc. and Subsidiaries

notes to consolidated financial statements
In connection with the Medicare Prescription Drug Improvement and Modernization Act of 2003, we are expected to receive a federal subsidy amounting to approximately $1.8 million to subsidize the prescription drug coverage provided by the U.S. nonpension postretirement benefit plan over a period of approximately 10 years beginning in 2006. We will utilize the subsidy for the purpose of reducing both employer and participant contributions for prescription drug related coverage. We expect to begin receiving this subsidy in calendar 2006.
In accordance with the provision of FASB Staff Position FSP FAS 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” we have included the impact of our portion of the subsidy in the determination of accumulated postretirement benefit obligation for the U.S. nonpension postretirement benefit plan for the period ended May 31, 2006, the measurement date. The impact of the subsidy resulted in a reduction in the benefit obligation of approximately $2.2 million with a $0.3 million decrease in net periodic cost in fiscal 2006.
We reflected the impact of the Act for the first time in the fiscal year end 2005 accumulated postretirement benefit obligation (“APBO”) and the fiscal year end 2006 net periodic postretirement expense. We reflected the change in the APBO as an actuarial gain in accordance with FASB Staff Position No. FAS 106-2. As of May 31, 2006, we have not received any reimbursements from Medicare. We expect to begin recovering payments on a quarterly basis beginning in late 2006.
NOTE H — CONTINGENCIES AND LOSS RESERVES
Accrued loss reserves and asbestos-related liabilities consist of the following:

May 31	2006	2005

(In thousands)
Accrued product liability reserves	$53,764	$57,414
Accrued warranty reserves	7,524	5,822
Accrued environmental reserves	5,390	2,216

Accrued loss reserves — current	66,678	65,452
Asbestos-related liabilities — current	58,925	55,000

Total Reserves — Current	$125,603	$120,452

Accrued warranty and product liability reserves — noncurrent	$14,758	$8,044
Asbestos-related liabilities — noncurrent	362,360	46,172

Total Reserves — Noncurrent	$377,118	$54,216

We provide, through our wholly-owned insurance subsidiaries, certain insurance coverage, primarily product liability, to our other subsidiaries. Excess coverage is provided by third party insurers. Our reserves provide for these potential losses as well as other uninsured claims. Product warranty expense is recorded within selling, general and administrative expense. As of May 31, 2006, the current portion of these reserves amounted to $53.8 million as compared with $57.4 million at May 31, 2005, while the total long-term reserves increased to $13.3 million at May 31, 2006 from $6.8 million at May 31, 2005, primarily as a result of our continuing evaluation of our liability under a class action lawsuit settlement covering our Dryvit residential exterior insulated finish systems product line (“EIFS”). Based upon the final court order approving the national class action settlement and Dryvit’s claims experience to date, Dryvit determined that a $11.9 million increase to its existing reserves was necessary and appropriate to fully cover the anticipated costs of the settlement. It is anticipated that $5.0 million of this reserve increase will be recovered from third-party insurance carriers and accordingly, insurance receivables were increased by that amount. Third-party excess insurers have historically paid varying shares of Dryvit’s defense and settlement costs for individual commercial and residential EIFS lawsuits under various cost-sharing agreements. Dryvit has increasingly assumed a greater share of the costs associated with its EIFS litigation as it seeks funding commitments from our third-party excess insurers and will likely continue to do so pending the outcome of coverage litigation involving these same third-party insurers. One of our excess insurers filed suit seeking a declaration with respect to its rights and obligations for EIFS related claims under its applicable policies. During the third quarter, the court granted Dryvit’s motion to stay the federal filing based on a more complete state court complaint filed against these same insurers and our insurance broker. The coverage case will now proceed in state court.
Certain of our wholly-owned subsidiaries, principally Bondex International, Inc. (collectively referred to as the subsidiaries), are defendants in various asbestos-related bodily injury lawsuits filed in various state courts with the vast majority of current claims pending in five states —Illinois, Ohio, Mississippi, Texas and Florida. These cases generally seek unspecified damages for asbestos-related diseases based on alleged exposures to asbestos-containing products previously manufactured by our subsidiaries.
Our subsidiaries vigorously defend these asbestos-related lawsuits and in many cases, the plaintiffs are unable to demonstrate that any injuries they have incurred, in fact, resulted from exposure to one of our subsidiaries’ products. In such cases, the subsidiaries are generally dismissed
RPM International Inc. and Subsidiaries

notes to consolidated financial statements
without payment. With respect to those cases where compensable disease, exposure and causation are established with respect to one of our subsidiaries’ products, the subsidiaries generally settle for amounts that reflect the confirmed disease, the particular jurisdiction, applicable law, the number and solvency of other parties in the case and various other factors which may influence the settlement value each party assigns to a particular case at the time.
As of May 31, 2006, our subsidiaries had a total of 10,580 active asbestos cases compared to a total of 8,646 cases as of May 31, 2005. For the quarter ended May 31, 2006, our subsidiaries secured dismissals and/or settlements of 106 claims and made total payments of $12.9 million, which included defense costs paid during the current quarter of $7.1 million. For the comparable period ended May 31, 2005, dismissals and/or settlements covered 305 claims and total payments were $11.1 million, which included defense costs paid during the quarter of $8.1 million. For the year ended May 31, 2006, our subsidiaries secured dismissals and/or settlements of 945 claims and made total payments of $59.9 million, which included defense costs paid during the current year of $24.0 million. For the comparable period ended May 31, 2005, dismissals and/or settlements covered 982 claims and total payments were $67.4 million, which included defense costs paid during the year of $20.8 million. In some jurisdictions, cases may involve more than one individual claimant. As a result, settlement or dismissal statistics on a per case basis are not necessarily reflective of the payment amounts on a per claimant basis and the amounts and rates can vary widely depending on a variety of factors including the mix of malignancy and non-malignancy claims and the amount of defense costs incurred during the period.
The rate at which plaintiffs filed asbestos-related suits against our subsidiaries, particularly Bondex, increased since the fourth fiscal quarter of 2002, influenced by the bankruptcy filings of numerous other defendants in asbestos-related litigation. Based on the significant increase in asbestos claims activity, which in many cases disproportionately increased Bondex’s exposure in joint and several liability law states, our third-party insurance was depleted within the first fiscal quarter of 2004. Our third-party insurers historically had been responsible, under various cost-sharing arrangements, for the payment of approximately 90% of the indemnity and defense costs associated with our asbestos litigation. Prior to this sudden precipitous increase in loss rates, the combination of book loss reserves and insurance coverage was expected to adequately cover asbestos claims for the foreseeable future. We have reserved our rights with respect to several of our third-party insurers’ claims of exhaustion, and in late calendar 2002 commenced a review of our known insurance policies to determine whether other insurance limits may be available to cover our asbestos liabilities.
As a result of an examination of our subsidiaries’ historical insurance and as previously disclosed, certain of our subsidiaries filed a complaint in July 2003 for declaratory judgment, breach of contract and bad faith against various third-party insurers, challenging their assertion that their policies covering asbestos-related claims have been exhausted. The coverage litigation involves, among other matters, insurance coverage for claims arising out of alleged exposure to asbestos containing products manufactured by the previous owner of Bondex before March 1, 1966. On March 1, 1966, Republic Powdered Metals Inc. (as it was known then), purchased the assets and assumed the liabilities of the previous owner of Bondex, which subsequently dissolved and was never a subsidiary of Republic Powdered Metals, Bondex, RPM, Inc. or the Company. Because of the earlier assumption of liabilities, however, Bondex has historically and must continue to respond to lawsuits alleging exposure to these asbestos containing products. The Company discovered that the defendant insurance companies in the coverage litigation had wrongfully used cases alleging exposure to these pre-1966 products to erode their aggregate limits. This conduct, apparently known by the insurance industry based on discovery conducted to date, was in breach of the insurers’ policy language. While this pending litigation could, in the future, result in third party coverage for a substantial amount of these future asbestos claims, the Company has not considered any such future recovery in determining the scope and amount of its reserve for future unknown asbestos claims. Two of the defendant insurers have filed counterclaims seeking to recoup certain monies should the plaintiffs prevail on their claims. Pursuant to a revised case management order, the parties are to complete fact discovery by August 4, 2006 (fact discovery was substantially completed in accordance with a previous order by July 14, 2006), expert discovery by November 17, 2006, and dispositive motions by no later than December 29, 2006, with replies due no later than March 16, 2007. A trial date was previously set for January 29, 2007. Although the most recent case management order did not change the scheduled trial date, the changes to the discovery and dispositive motion deadlines will necessarily postpone the trial date, likely until the end of the fiscal year. It is possible that this and other dates may be modified as the case progresses.
We are unable at the present time to predict the timing or ultimate outcome of this insurance coverage litigation. Consequently, we are unable to predict whether, or to what extent, any additional insurance may be available to cover a portion of our subsidiaries’ asbestos liabilities. We have not included any potential benefits from this litigation either in our financial statements or in calculating our current asbestos reserve. Our wholly-owned captive insurance companies have not provided any insurance or reinsurance coverage for any of our subsidiaries’ asbestos-related claims.
RPM International Inc. and Subsidiaries

notes to consolidated financial statements
During the last seven months of 2003, new state liability laws were enacted in three states (Mississippi, Ohio and Texas) where at that time more than 80% of the claims against Bondex were pending. The changes generally provided for liability to be determined on a “proportional cause” basis, thereby limiting Bondex’s responsibility to only its share of the alleged asbestos exposure. During the third and fourth fiscal quarters of 2004, two of the three previously mentioned states that adopted “proportional cause” liability in 2003 passed additional legislation impacting medical criteria and product identification in asbestos-related litigation. While there have been some changes in the type of claims filed in certain of these states, the ultimate influence these law changes will have on future claims activity and settlement values is still developing. Claim filings in these three states at the quarter ended May 31, 2006, coupled with the non-malignancy filings in Florida, currently comprise approximately 73% of the total aggregate claims filed against Bondex.
At the end of 2002 and through the third fiscal quarter of 2003, Bondex had concluded it was not possible to estimate the cost of disposing all of the asbestos-related claims that might be filed against Bondex in the future due to a number of reasons, including its lack of sufficient comparable loss history from which to assess either the number or value of any future asbestos-related claims. As previously disclosed, during the fourth fiscal quarter of 2003, Bondex retained a consulting firm to assist in analyzing its loss history data, to evaluate whether it would be possible to estimate the cost of disposing pending claims in light of both past and recent loss history, and to assist in determining whether future asbestos-related claims reasonably expected to be filed against Bondex were measurable, given recent changes in various state laws and the prospect of potential federal asbestos-related legislation. Bondex provided these consultants with all relevant data regarding asbestos-related claims filed against Bondex through May 31, 2003. At the time, management concluded, with the consultants’ input, that it was not possible to estimate the full range of the cost of resolving all future asbestos-related claims against Bondex because of the uncertainties associated with the litigation of those claims.
Estimating the future cost of asbestos related claims was and continues to be subject to many uncertainties, including (i) the ultimate number of claims filed; (ii) the cost of resolving both current known and future unknown claims; (iii) the amount of insurance, if any, available to cover such claims, including the outcome of coverage litigation against the subsidiaries’ third party insurers; (iv) future earnings and cash flow of our subsidiaries; (v) the impact of bankruptcies of other companies whose share of liability may be imposed on our subsidiaries under certain state liability laws; (vi) the unpredictable aspects of the litigation process including a changing trial docket and the jurisdictions in which trials are scheduled; (vii) the outcome of any such trials including judgments or jury verdicts, as a result of our more aggressive defense posture which includes taking selective cases to verdict; (viii) the lack of specific information in many cases concerning exposure to the subsidiaries’ products and the claimants’ diseases; (ix) potential changes in applicable federal and/or state law; and (x) the potential impact of various proposed structured settlement transactions or subsidiary bankruptcies by other companies, some of which are the subject of federal appellate court review, the outcome of which could materially affect any future asbestos-related liability estimates. In addition to the foregoing, ongoing debate in the Senate concerning the establishment of a trust fund to pay future asbestos related claims and remove such cases from federal and state courts with industry and insurers funding the trust continues to be a significant variable that makes it increasingly difficult to predict with certainty the full exposure of future, unknown asbestos-related claims.
Based on the foregoing considerations, at May 31, 2003, we concluded that we could not fully estimate the liability that would result from all future asbestos claims. We established a reserve for those pending cases that had progressed to a stage where the cost to dispose of these cases could, at the time, reasonably be estimated, as well as a $51.2 million provision for future unasserted claims that were estimable at May 31, 2003. The estimation of even pending cases was and is always difficult due to the dynamic nature of asbestos litigation including the variables discussed above. As described below, the estimated range of potential loss covering measurable known asbestos claims and this provision for future claims that were estimable at May 31, 2003 was $140.0 million to $145.0 million. Accordingly, we established a reserve equal to the lower end of this range of potential loss by taking an asbestos charge to fiscal 2003 operations of $140.0 million. At the time of the reserve, we believed that this asbestos reserve would be sufficient to cover asbestos-related cash flow requirements over the estimated three-year life of the reserve. The $140.0 million charge also included $15.0 million in total projected defense costs over the estimated three-year life of the reserve. By comparison, Bondex’s share of costs (net of then-available third-party insurance) for asbestos-related product liability was $6.7 million and $2.8 million for the years ended May 31, 2003 and 2002, respectively.
RPM International Inc. and Subsidiaries

notes to consolidated financial statements
Since May 31, 2003, we have reviewed and evaluated on a quarterly basis the adequacy of our asbestos reserve. The range of loss calculation for the $140 million reserve was based on an extensive analysis of the most critical factors that influence our asbestos-related costs including: (i) the gross number of open malignancy claims (principally mesothelioma claims) as these claims have the most significant impact on our asbestos settlement costs; (ii) historical and current settlement costs and dismissal rates by various categories; (iii) analysis of the jurisdiction and governing law of the states in which these claims are pending; and (iv) outside defense counsel’s opinions and recommendations with respect to the merits of such claims. Although the number of open malignancy claims has since increased, our average settlement costs for these claims have declined and dismissal rates have increased. Several favorable verdicts during the past two fiscal years have further contributed to lower settlement values and higher dismissal rates. Our defense costs, however, have increased significantly as a result of this more aggressive defense strategy.
Based on our review of our asbestos reserve for the second quarter ending November 30, 2004, we concluded that an increase in our reserve was appropriate and recorded an asbestos reserve adjustment of $47.0 million for the quarter ended November 30, 2004, which we believed would be sufficient to cover any incremental cash flow requirements through fiscal 2006 not covered by the $140.0 million reserve, as well as the additional cash flow requirements for the balance of our then pending known claims and anticipated higher defense costs. Approximately $32.0 million of the $47.0 million reserve adjustment was allocated to anticipated higher future defense costs. Consistent with this methodology, additional asbestos reserves were taken for the third and fourth quarters of fiscal 2005 and in each of the first three quarters of fiscal 2006.
For the third quarter ended February 28, 2006, the additional asbestos reserve amounted to $15.0 million based on management’s quarterly review of pending claims and defense costs. This reserve adjustment put our total asbestos reserves at approximately $99.2 million, which we believed would be sufficient to cover the cash flow requirements for the balance of our pending known claims and defense costs. Our $15.0 million reserve increase was based on our experience for the third quarter and our valuation of our known existing claims. Approximately $7.7 million of the $15.0 million reserve adjustment was allocated to anticipated higher future defense costs.
As part of our ongoing assessment of our asbestos liability exposure, during the third quarter we also considered whether (i) our recent verdict experience, (ii) venue reforms, (iii) medical criteria requirements, (iv) proportionate share liability and other known tort reforms provided sufficient relevant and reliable information to reasonably estimate our future liability for asbestos-related claims. Accordingly, as previously disclosed, in the third quarter, we retained Crawford & Winiarski (“C&W”), an independent, third-party consulting firm with expertise in the area of asbestos valuation work, to assist us in calculating an estimate of our liability for unasserted potential future asbestos-related claims.
The methodology used by C&W to project our liability for unasserted potential future asbestos-related claims included C&W doing an analysis of (a) widely accepted forecast of the population likely to have been exposed to asbestos; (b) epidemiological studies estimating the number of people likely to develop asbestos-related diseases; (c) historical rate at which mesothelioma incidences resulted in the payment of claims by us; (d) historical settlement averages to value the projected number of future compensable mesothelioma claims; (e) historical ratio of mesothelioma related indemnity payments to non-mesothelioma indemnity payments; and (f) historical defense costs and their relationship with total indemnity payments.
As a result, at the end of the fiscal 2006 fourth quarter, we increased our reserve for asbestos claims by approximately $335.0 million, while paying out the $12.9 million for dismissals and/or settlements resulting in our reserve moving from $99.2 million at February 28, 2006 to $421.3 million at May 31, 2006. This reserve increase is based upon C&W’s analysis of our total estimated liability for pending and unasserted potential future claims through May 31, 2016. This amount was calculated on a pre-tax basis and was not discounted for the time value of money. In light of the uncertainties inherent in making long-term projections, we have determined that the ten-year period through 2016 is the most reasonable time period over which reasonably accurate estimates might still be made for projecting asbestos liabilities and defense costs and, accordingly, the reserve does not include asbestos liabilities for any period past 2016.
In determining the amount of our asbestos reserves, we relied on assumptions that are based on currently known facts and projection models. Our actual expenses could be significantly higher or lower than those recorded if assumptions used in our or C&W’s calculations vary
RPM International Inc. and Subsidiaries

notes to consolidated financial statements
significantly from actual results. Key variables in these assumptions include the period of exposure to asbestos claims, the number and type of new claims to be filed each year, the rate at which mesothelioma incidences result in compensable claims against us, the average cost of disposing of each such new claim, the dismissal rates each year and the related annual defense costs. Furthermore, predictions with respect to these variables are subject to greater uncertainty as the projection period lengthens. A significant upward or downward trend in the number of claims filed, depending on the nature of the alleged injury; the jurisdiction where filed; the average cost of resolving each such claim and the quality of the product identification, could change our estimated liability, as could any substantial adverse verdict at trial. A federal legislative solution, further state tort reform or structured settlement transaction could also change the estimated liability.
Subject to the foregoing variables, based on currently available data and upon the analysis of C&W, we believe that our current asbestos reserves are sufficient to cover asbestos-related cash flow requirements for our known pending and unasserted potential future asbestos-related claims. However, given the uncertainties associated with projecting matters into the future and numerous other factors outside of our control, we believe that it is reasonably possible we may incur asbestos liabilities for the period through 2016 and beyond in excess of the C&W projection and our recorded reserve. While it is reasonably possible that such excess liabilities could be material to operating results in any given quarter or year, we do not believe that it is reasonably possible that such excess liabilities would have a material adverse effect on our long-term results of operations, liquidity or consolidated financial position.
We recognize that future facts, events and legislation, both state and/or federal, may alter our estimates of pending claims and unasserted potential future claims. With our outside advisors, we will continue to monitor the number and mix (disease type) of claims filed and paid each period against the estimates calculated by our asbestos liability model, the impact of state law changes and the evolving nature of federal legislative efforts to address asbestos litigation including the pending federal criminal investigation into the conduct of at least three plaintiffs’ law firms (all of whom have filed claims against our Subsidiaries and many other defendants) with respect to their asbestos claim-filing practices. This federal investigation, coupled with recent judicial findings in Texas, calls into question from a medical and legal perspective, the veracity of a significant number of asbestos claims for all defendants, including our Subsidiaries. We will continue to explore all feasible alternatives available to resolve our asbestos-related exposure in a manner consistent with the best interests of our stockholders.
The following table illustrates the movement of current and long-term asbestos-related liabilities for the three years ended May 31, 2006:
Asbestos Liability Movement
(Current and Long-Term)

	Balance at		Deductions		Balance at
	Beginning	Additions to	(Primarily		End of
(In thousands)	of Period	Asbestos Charge	Claims Paid)		Period

Year Ended May 31, 2006	$101,172	$380,000	$59,887		$421,285
Year Ended May 31, 2005	90,607	78,000	67,435		101,172
Year Ended May 31, 2004	144,583		53,976	(a)	90,607

(a)	Represents our portion of total claims paid during the fiscal year ended May 31, 2004 of $63.4 million, net of insurer contributions totaling $9.4 million. Insurance coverage was depleted in the first quarter of fiscal year 2004.
RPM International Inc. and Subsidiaries

notes to consolidated financial statements
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
NOTE I — SEGMENT INFORMATION
We operate a portfolio of businesses that manufacture and sell a variety of specialty paints, protective coatings and roofing systems, sealants and adhesives. We manage our portfolio by organizing our businesses into two reportable segments — industrial and consumer — based on the nature of business activities, products and services; the structure of management; and the structure of information as presented to our Board of Directors. Within each reportable segment, individual operating segments or groups of companies generally address common markets, utilize similar technologies, and can share manufacturing or distribution capabilities.
In addition to two reportable segments, there are certain business activities, referred to as corporate/other, that do not constitute an operating segment, including corporate headquarters and related administrative expenses, results of our captive insurance companies, gains or losses on the sales of certain assets and other expenses not directly associated with either reportable operating segment. Related assets consist primarily of investments, prepaid expenses, deferred pension assets, and headquarters property and equipment. These corporate and other assets and expenses reconcile reportable segment data to total consolidated net sales, income before income taxes, identifiable assets, capital expenditures, and depreciation and amortization.
The ten largest consumer segment customers represented approximately 22%, 25% and 25% of our consolidated net sales and approximately 55%, 57% and 55% of consumer net sales for 2006, 2005 and 2004, respectively. Sales to The Home Depot represented 10%, 11% and 11% of our consolidated net sales and 25%, 26% and 25% of our consumer segment net sales for 2006, 2005 and 2004, respectively.
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
RPM International Inc. and Subsidiaries

notes to consolidated financial statements
The following table reflects the results of our reportable operating segments consistent with our management philosophy, and represents the information we utilize, in conjunction with various strategic, operational and other financial performance criteria, in evaluating the performance of our portfolio of businesses.

Year Ended May 31	2006	2005	2004

(In thousands)
Segment Information
Net Sales
Industrial	$1,811,590	$1,441,548	$1,272,781
Consumer	1,196,748	1,114,187	1,034,772

Total	$3,008,338	$2,555,735	$2,307,553

Income (Loss) Before Income Taxes
Industrial	$201,230	$168,578	$140,706
Consumer	159,147	147,601	142,852
Corporate/Other	(482,852)[1]	(152,451)[1]	(65,942)

Total	$(122,475)	$163,728	$217,616

Identifiable Assets
Industrial	$1,628,038	$1,278,234	$1,111,978
Consumer	1,102,687	1,144,909	1,090,531
Corporate/Other	249,493	224,332	142,693

Total	$2,980,218	$2,647,475	$2,345,202

Capital Expenditures
Industrial	$39,274	$30,714	$26,043
Consumer	20,800	24,175	23,303
Corporate/Other	1,081	720	1,907

Total	$61,155	$55,609	$51,253

Depreciation and Amortization
Industrial	$40,536	$33,213	$30,764
Consumer	29,938	29,264	29,503
Corporate/Other	3,825	3,515	3,010

Total	$74,299	$65,992	$63,277

Geographic Information
Net Sales (based on shipping location)
United States	$2,248,259	$2,009,748	$1,841,837

Foreign
Canada	222,602	192,579	172,894
Europe	411,548	250,585	207,557
Other Foreign	125,929	102,823	85,265

Total Foreign	760,079	545,987	465,716

Total	$3,008,338	$2,555,735	$2,307,553

Long-Lived Assets
United States	$1,190,722	$1,158,138	$1,148,773

Foreign
Canada	121,137	98,880	90,538
Europe	260,866	103,070	98,025
Other Foreign	18,027	18,392	16,858

Total Foreign	400,030	220,342	205,421

Total	$1,590,752	$1,378,480	$1,354,194

[1] The asbestos charge, totaling $380.0 million in fiscal 2006 and $78.0 million in fiscal 2005, reflected in Corporate/Other, relates to our Bondex International, Inc. subsidiary.
RPM International Inc. and Subsidiaries

notes to consolidated financial statements
NOTE J — QUARTERLY INFORMATION (UNAUDITED)
The following is a summary of the quarterly results of operations for the years ended May 31, 2006 and 2005:

	For Quarter Ended
(In thousands, except per share amounts)	August 31	November 30	February 28		May 31

2006
Net Sales	$747,352	$739,350	$612,475		$909,161
Gross Profit	316,119	299,259	244,340		391,850
Net Income (Loss)	49,961	18,527	(2,687)		(142,006	)(c)
Basic Earnings (Loss) Per Share	$0.43	$0.16	$(0.02)		$(1.21)
Diluted Earnings (Loss) Per Share(a)	$0.40	$0.15	$(0.02	)(b)	$(1.21	)(b)

Dividends Per Share	$0.15	$0.16	$0.16		$0.16

	For Quarter Ended
(In thousands, except per share amounts)	August 31	November 30	February 28		May 31

2005
Net Sales	$661,513	$623,469	$516,337		$754,416
Gross Profit	294,887	270,688	211,117		329,859
Net Income (Loss)	54,486	9,112	(4,772)		46,206
Basic Earnings (Loss) Per Share	$0.47	$0.08	$(0.04)		$0.39
Diluted Earnings (Loss) Per Share(a)	$0.44	$0.08	$(0.04	)(b)	$0.37

Dividends Per Share	$0.14	$0.15	$0.15		$0.15

(a)	Includes dilutive effect of EITF 04-8 as discussed in Note D.

(b)	Conversion of the net issuable common share equivalents and the shares related to convertible securities for the three month periods ended February 28, 2006 and 2005, and May 31, 2006 were not assumed, since the results would have been anti-dilutive.

(c)	During the fourth quarter ended May 31, 2006, we increased our reserve for asbestos claims by $335.0 million ($215.6 million after-tax), representing our estimation of our liability for pending and unasserted claims through May 31, 2016. See Note H to the Consolidated Financial Statements for discussion.
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
Range of Sales Prices and Dividends Paid

			Dividends paid
Fiscal 2006	High	Low	per share

First Quarter	$19.21	$17.47	$0.15
Second Quarter	$19.15	$16.90	$0.16
Third Quarter	$19.00	$16.96	$0.16
Fourth Quarter	$19.70	$17.40	$0.16

			Dividends paid
Fiscal 2005	High	Low	per share

First Quarter	$16.02	$13.85	$0.14
Second Quarter	$18.99	$15.71	$0.15
Third Quarter	$19.95	$17.58	$0.15
Fourth Quarter	$19.25	$16.51	$0.15
Source: The Wall Street Journal
Cash dividends are payable quarterly, upon authorization of the Board of Directors. Regular payment dates are approximately the last day of July, October, January and April.
The number of holders of record of RPM common stock as of August 1, 2006 was approximately 33,519.
RPM International Inc. and Subsidiaries

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The management of RPM International Inc. is responsible for establishing and maintaining adequate internal control over financial reporting for the company, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. RPM’s internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective, can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may be inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of RPM’s internal control over financial reporting as of May 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. The scope of such assessment did not include illbruck Sealant Systems, which was acquired by the Company in a purchase business combination on August 31, 2005. illbruck Sealant Systems’ total assets and net sales represent approximately 6.9% and 5.0%, respectively, of the accompanying consolidated financial statement amounts as of and for the year ended May 31, 2006. illbruck Sealant Systems will be included in our assessment of internal controls during fiscal 2007. Based on this assessment, management concluded that, as of May 31, 2006, RPM’s Internal Control over financial reporting is effective.
The independent registered public accounting firm Ernst & Young LLP, has also audited the Company’s assessment of internal control over financial reporting as of May 31, 2006 and their report thereon is included on page 59 of this report.

Frank C. Sullivan President and Chief Executive Officer	Robert L. Matejka Vice President, Chief Financial Officer and Controller
July 24, 2006
RPM International Inc. and Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
RPM International Inc. and Subsidiaries
Medina, Ohio
We have audited the accompanying consolidated balance sheet of RPM International Inc. and Subsidiaries (“RPM” or “the Company”) as of May 31, 2006 and the related consolidated statements of income, stockholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the 2006 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of RPM at May 31, 2006 and the consolidated results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of RPM’s internal control over financial reporting as of May 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 24, 2006 expressed an unqualified opinion thereon.
Cleveland, Ohio
July 24, 2006
RPM International Inc. and Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
RPM International Inc. and Subsidiaries
Medina, Ohio
We have audited management’s assessment, included in the accompanying “Management’s Report on Internal Control Over Financial Reporting,” that RPM International Inc. and Subsidiaries (“RPM” or “the Company”) maintained effective internal control over financial reporting as of May 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). RPM’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As indicated in the accompanying Management’s Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of illbruck Sealant Systems (illbruck), which was acquired by RPM on August 31, 2005, and is included in the 2006 consolidated financial statements of RPM and constituted approximately $204 million of total assets as of May 31, 2006 and approximately $149 million and $6.1 million of revenue and pre-tax income, respectively, for the year then ended. Our audit of internal control over financial reporting of RPM as of May 31, 2006 also did not include an evaluation of the internal control over financial reporting of illbruck.
In our opinion, management’s assessment that RPM maintained effective internal control over financial reporting as of May 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, RPM maintained, in all material respects, effective internal control over financial reporting as of May 31, 2006, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of RPM International Inc. and Subsidiaries as of May 31, 2006 and the related consolidated statements of income, stockholders’ equity, and cash flows for the year then ended, and our report dated July 24, 2006, expressed an unqualified opinion thereon.
Cleveland, Ohio
July 24, 2006
RPM International Inc. and Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
RPM International Inc. and Subsidiaries
Medina, Ohio
We have audited the accompanying balance sheet of RPM International Inc. and Subsidiaries (the “Company”), as of May 31, 2005, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the two years in the period ended May 31, 2005. These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2005 and the results of its operations and its cash flows for each of the two years in the period ended May 31, 2005, in conformity with U.S. generally accepted accounting principles.
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
Cleveland, Ohio

July 7, 2005, except as to Note K of the Annual Report on
Form 10-K for the year ended May 31, 2005, which is as of
July 22, 2005.
RPM International Inc. and Subsidiaries