Form 10-K, Exhibit 13
period 2002-05-31
RPM INTERNATIONAL INC/DE/
filed 2006-09-15
CIK 110621

                                                                    Exhibit 13.1


MANAGEMENT'S DISCUSSION AND ANALYSIS
of Results of Operations and Financial Condition
--------------------------------------------------------------------------------

Reportable Segment and Geographic Area Information

We have determined that RPM has two operating segments - industrial and consumer
- based on the nature of our business activities, products and services; the structure of management; and the structure of information as presented to the Board of Directors. Within each segment, individual operating companies or groups of companies generally address common markets, utilize similar technologies, and can share manufacturing or distribution capabilities. We evaluate the profit performance of our segments based on earnings before interest and taxes (EBIT) since interest expense is essentially related to corporate acquisitions, as opposed to segment operations.

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

Consumer segment products are sold throughout North America to mass merchandisers, home centers, hardware stores, paint stores, automotive supply stores and craft shops. Major customers include Ace Hardware Stores, Canadian Tire, Cotter & Company, Do It Best, The Home Depot, Lowe's Home Centers, W. W. Grainger, and Wal-Mart. Consumer segment products are sold to retailers through a combination of direct sales, sales representative organizations and distributor sales.

The eight largest consumer segment customers represent approximately 23 percent, 19 percent, and 18 percent of consolidated net sales and approximately 49 percent, 41 percent, and 40 percent of consumer segment sales for 2002, 2001, and 2000, respectively. The Home Depot represented 11 percent of consolidated net sales and 24 percent of consumer segment sales for the year ended May 31, 2002.

Sales for the years ended May 31, 2002, 2001 and 2000 do not include sales of RPM products by joint ventures and licensees, amounting to approximately $32 million, $37 million, and $35 million, respectively. We reflect income from our joint ventures on the equity method, and receive royalties from our licensees, both of which are reflected as offsets to selling, general and administrative (SG&A) expenses. Export sales were less than 10 percent of net sales for each of the three years presented.

In addition to the two operating segments, there are certain business activities, referred to as corporate/other, that do not constitute an operating segment, including corporate headquarters and related administrative expenses, results of our captive insurance company, gains or losses on the sales of certain assets and other expenses not directly associated with either operating segment. Related assets consist primarily of investments, prepaid expenses, deferred pension assets, and headquarters property and equipment. These corporate and other assets and expenses reconcile operating segment data to total consolidated net sales, earnings before interest and taxes, identifiable assets, capital expenditures, and depreciation and amortization.

The following data reflects the adoption of Statement of Financial Accounting Standards (FAS) No. 142, "Goodwill and Other Intangible Assets," effective June 1, 2001 (refer to Note A [10]).

SEGMENT AND GEOGRAPHIC INFORMATION

SEGMENT INFORMATION

(In thousands)
Year Ended May 31                                      2002              2001             2000(1)
--------------------------------------------------------------------------------------------------
Net sales
        Industrial                              $ 1,053,632       $ 1,100,682       $ 1,092,976
        Consumer                                    932,494           907,080           869,434
        Corporate/Other
--------------------------------------------------------------------------------------------------
                TOTAL                           $ 1,986,126       $ 2,007,762       $ 1,962,410
==================================================================================================
Earnings before interest and taxes (EBIT)(2)
        Industrial                              $   107,033       $   122,034       $    98,980
        Consumer                                    118,230            62,662            47,907
        Corporate/Other                             (30,675)          (18,006)          (23,333)
--------------------------------------------------------------------------------------------------
                TOTAL                           $   194,588       $   166,690       $   123,554
==================================================================================================
Identifiable assets
        Industrial                              $   962,742       $ 1,002,209       $   993,239
        Consumer                                  1,000,928         1,016,067         1,041,896
        Corporate/Other                              72,733            60,214            64,068
--------------------------------------------------------------------------------------------------
                TOTAL                           $ 2,036,403       $ 2,078,490       $ 2,099,203
==================================================================================================
Capital expenditures
        Industrial                              $    17,743       $    30,123       $    34,331
        Consumer                                     20,559            23,629            27,929
        Corporate/Other                               1,629               366               925
--------------------------------------------------------------------------------------------------
                TOTAL                           $    39,931       $    54,118       $    63,185
==================================================================================================
Depreciation and amortization
        Industrial                              $    26,883       $    38,579       $    38,519
        Consumer                                     28,605            41,627            39,862
        Corporate/Other                               1,371             1,288               769
--------------------------------------------------------------------------------------------------
                TOTAL                           $    56,859       $    81,494       $    79,150
==================================================================================================

GEOGRAPHIC INFORMATION
(In thousands)

Year Ended May 31                                      2002              2001              2000
--------------------------------------------------------------------------------------------------
Net sales (based on shipping locations)
        United States                           $ 1,615,047       $ 1,614,112       $ 1,572,919
--------------------------------------------------------------------------------------------------
        Foreign
                Canada                              135,694           140,009           135,641
                Europe                              158,440           164,517           172,662
                Other Foreign                        76,945            89,124            81,188
--------------------------------------------------------------------------------------------------
        Total Foreign                               371,079           393,650           389,491
--------------------------------------------------------------------------------------------------
                TOTAL                           $ 1,986,126       $ 2,007,762       $ 1,962,410
==================================================================================================
Assets employed
        United States                           $ 1,664,402       $ 1,732,238       $ 1,740,882
--------------------------------------------------------------------------------------------------
        Foreign
                Canada                              147,568           128,159           130,064
                Europe                              160,641           144,619           155,330
                Other Foreign                        63,792            73,474            72,927
--------------------------------------------------------------------------------------------------
        Total Foreign                               372,001           346,252           358,321
--------------------------------------------------------------------------------------------------
                TOTAL                           $ 2,036,403       $ 2,078,490       $ 2,099,203
==================================================================================================


(1) Includes restructuring and asset impairment charges and related costs (refer to Note I).

(2) EBIT is a widely accepted financial indicator used by certain investors and analysts to analyze and compare companies on the basis of operating performance. EBIT is not intended to represent cash flows for the period, nor is it presented as an alternative to operating income or as an indicator of operating performance. EBIT should not be considered in isolation, but with Generally Accepted Accounting Principles in the U.S., and it is not indicative of operating income or cash flow from operations as determined by those principles. Our method of computation may or may not be comparable to other similarly titled measures of other companies. EBIT may not be indicative of our historical operating results nor is it meant to be predictive of potential future results.

--------------------------------------------------------------------------------

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

REVENUE RECOGNITION - Revenues are recognized when title and risk of loss passes to customers. The Securities and Exchange Commission's Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition," provides guidance on the application of Generally Accepted Accounting Principles (GAAP) in the U.S. to selected revenue recognition issues. We have concluded that our revenue recognition policy is appropriate and in accordance with GAAP and SAB No. 101.

TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS AND FOREIGN CURRENCY TRANSACTIONS - Our reporting currency is the U.S. dollar. However, the functional currency of all of our foreign subsidiaries is their local currency. We translate the amounts included in our consolidated statements of income from our foreign subsidiaries into U.S. dollars at year-to-date average exchange rates, which we believe are fairly representative of the actual exchange rates on the dates of the transactions. Our foreign subsidiaries' assets and liabilities are translated into U.S. dollars from local currency at the actual exchange rates as of the end of each reporting date, and we record the resulting foreign exchange translation adjustments in our consolidated balance sheets as a component of accumulated other comprehensive income (loss). If we determine that the functional currency of any of our foreign subsidiaries should be the U.S. dollar, our financial statements would be affected. Should this occur, we would adjust our reporting to appropriately account for such change(s).

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

GOODWILL - We adopted two new accounting standards issued by the Financial Accounting Standards Board in June 2001. FAS No. 141, "Business Combinations," eliminates the pooling method of accounting for all business combinations initiated after June 30, 2001, and addresses the initial recognition and measurement of goodwill and intangible assets acquired in a business combination. Accordingly, we apply the provisions of FAS No. 141 to all business combinations initiated after its effective date. We also adopted FAS No. 142, effective June 1, 2001 (refer to Note A [10]). Goodwill amortization ceased upon adoption of this standard, and the required initial impairment tests were performed. Results of these impairment tests have not generated any impairment loss to date.

Prospectively, goodwill will be tested on an annual basis, or more frequently, as impairment indicators arise. Impairment tests, which involve the use of estimates related to the fair market values of the business operations with which goodwill is associated, are performed at the end of the first fiscal quarter. Losses, if any, resulting from impairment tests would be reflected in our income statement.

OTHER LONG-LIVED ASSETS - We assess for impairment of identifiable non-goodwill intangibles and other long-lived assets whenever events or changes in facts and circumstances indicate the possibility that the carrying value may not be recoverable. Factors considered important which might trigger an impairment evaluation include the following:

- significant under-performance relative to historical or projected future operating results;

- significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

-    significant negative industry or economic trends.

When we determine that the carrying value of non-goodwill intangibles and other long-lived assets may not be recoverable based upon the existence of one or more of the above described indicators, any impairment would be measured based on projected net cash flows expected from the asset(s), including eventual disposition.

CONTINGENCIES (ALSO REFER TO NOTE H) - We are party to claims and lawsuits arising in the normal course of business. Although we cannot precisely predict the amount of any liability that may ultimately arise with respect to any of these matters, we record provisions when we consider the liability probable and reasonably estimable. The provisions are based on historical experience and legal advice, and are reviewed quarterly and adjusted according to developments. Changes in the amount of these provisions affect our consolidated statements of income. Due to the inherent uncertainties in the loss reserve estimation process, actual results may differ.

Our environmental-related accruals are similarly established and/or adjusted as information becomes available upon which costs can be reasonably estimated. Here again, actual costs may vary from these estimates because of the inherent uncertainties involved, including the identification of new sites and the development of new information about contamination. Certain sites are still being investigated and therefore we have been unable to fully evaluate the ultimate cost for those sites. As a result, reserves have not been taken for certain of these sites and costs may ultimately exceed existing reserves for other sites. We have received indemnities for potential environmental issues from purchasers of certain of our properties and businesses and from sellers of properties or businesses we have acquired. We have also purchased insurance to cover potential environmental liabilities at certain sites. If the indemnifying or insuring party fails to, or becomes unable to, fulfill its obligations under those agreements or policies, we may incur additional environmental costs in addition to any amounts reserved, which could have a material adverse effect on our financial condition, results of operations or cash flows.

Results of Operations

FISCAL 2002 COMPARED TO FISCAL 2001

NET SALES - Fiscal 2002 net sales were slightly below fiscal 2001 by $21.6 million, or 1 percent. The commercial unit of DAP was divested in March 2001, and had sales of $26.3 million to that point in the 2001 fiscal year. Factoring out those sales to be comparable, plus the negative effects from foreign exchange differences of approximately $14 million, principally against the Canadian dollar, year over year sales would show a 1 percent increase.

Industrial segment sales amounted to 53 percent of the RPM total, and were lower year over year by 3.3 percent, when the negative foreign exchange effect of $11.2 million is excluded. The industrial economy, including electronics, was generally weak throughout the year, causing a number of customers to postpone higher cost maintenance and replacement projects, particularly flooring. It is our belief that this business was not lost to any competitor, but becomes pent-up demand for those maintenance products and services. Furthermore, flooring has higher than average margins in this segment, so earnings could benefit even faster than normal when this business returns. We believe this segment could begin to show a modest rebound in the second half of the 2003 fiscal year.

Consumer segment sales amounted to 47 percent of the RPM total, and were ahead
6.2 percent year over year on a comparable basis, after adjusting for the commercial DAP unit divestiture and negative foreign exchange differences of $2.8 million. Consumer demand was solid throughout the year, especially for our DAP, Rust-Oleum, and Zinsser products. This growth reflects a combination of higher unit volume of approximately

--------------------------------------------------------------------------------

5 percent, and the balance of growth from slightly higher pricing to counter increased raw material and packaging costs during the 2001 fiscal year. We anticipate continued solid sales from our consumer segment during the 2003 fiscal year.

GROSS PROFIT MARGIN - The gross profit margin improved in fiscal 2002, reaching
45.9 percent compared with 45.1 percent during fiscal 2001. The industrial gross margin this year of 46.9 percent was slightly behind last year's 47.4 percent. This was mainly a volume effect as the sales decline, particularly of higher margin flooring (off $44 million, or 11 percent), was too great to overcome versus related overhead costs. Restructuring savings (refer to Note I) and a number of favorable raw material costs partially offset this volume effect. Consumer gross margins, on the other hand, reached 44.8 percent from 42.5 percent last year. This improvement reflects additional restructuring savings of approximately $21 million during fiscal 2002, plus positive cost leverage from the higher sales volume, and a number of favorable raw material costs in this segment as well.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (SG&A) - SG&A expenses improved to
36.1 percent of sales this year from 36.8 percent during fiscal 2001. We adopted FAS No. 142 as of June 1, 2001, the beginning of the 2002 fiscal year, and that change is reflected in SG&A (refer to Note A [10]). On a pro forma basis, last year's SG&A percentage under FAS No. 142 would have been $25.1 million lower, or
35.6 percent of sales. The divested commercial unit of DAP had carried a lower SG&A percentage, having an approximate negative effect of 0.4 percent of sales, bringing last year's SG&A percentage, adjusted for both FAS No. 142 and the divestiture, to approximately 36 percent of sales. This year's $2.1 million third quarter charge related to the devaluation of the Argentinean peso amounted to 0.1 percent of fiscal 2002 sales. Without that charge, this year's SG&A percentage would have equaled last year's 36 percent, adjusted for FAS No. 142 and the divestiture.

By segment, industrial SG&A of 36.8 percent this year compares with 36.3 percent last year, or 35.2 percent on a pro forma FAS No. 142-adjusted basis. This difference is attributable to the lower sales volume; increased distribution costs associated with a transition to fewer warehouses, which is now completed; and the Argentinean peso devaluation, all of which were partly offset by solid cost-containment efforts throughout the segment. Consumer SG&A of 32.1 percent this year compares favorably with 35.6 percent last year, or 34.1 percent on a pro forma FAS No. 142-adjusted basis. This significant improvement is attributable to the much higher consumer sales volume; some reduced freight costs, as there were still restructuring-related inefficiencies a year ago; and solid cost-containment efforts throughout this segment as well. Corporate/ Other costs were $30.7 million this fiscal year compared with $18 million last year. This change includes increased legal and professional fees associated with terminated acquisition and divestiture efforts; increased product liability costs (including those described in Note H); rising health care and other employee benefit costs; and management succession costs. License fee and joint venture income of $1.3 million and $1.7 million during fiscal years 2002 and 2001, respectively, are reflected as credits to SG&A expenses.

EARNINGS BEFORE INTEREST AND TAXES (EBIT) - We believe that EBIT best reflects the performance of our operating segments as interest expense and income taxes are not consistently allocated to operating segments by the various constituencies utilizing our financial statements. Requests for operating performance measures received from research analysts, financial institutions and rating agencies typically focus on EBIT, and we believe EBIT disclosure is responsive to investors. EBIT climbed $27.9 million, reaching $194.6 million in fiscal 2002. Fiscal 2001 EBIT, adjusted for FAS No. 142, would have been $191.8 million, leaving this year's EBIT ahead by $2.8 million, or up 1.5 percent on a 1 percent decrease in sales. Industrial EBIT was down $15 million during fiscal 2002, or down $26.9 million after adjusting last year for FAS No. 142, with this decline being mainly attributable to the lower flooring sales volume. Consumer EBIT nearly doubled year over year, up $55.6 million, or still ahead $42.4 million on a pro forma FAS No. 142-adjusted basis, with that growth almost equally attributable to the restructuring savings and the higher comparable sales volume.

--------------------------------------------------------------------------------

NET INTEREST EXPENSE - Net interest expense declined $24.7 million during 2002 (refer to Note A [16]) as a result of lower interest rates on the variable rate portion (approximately 75 percent) of average outstanding borrowings (refer to Note B), and reduced debt levels during the year. The overall effective interest rate of approximately 4.5 percent this year compares favorably with 6.9 percent during fiscal 2001, amounting to savings of $20.3 million, net of changes in investment income, this year. Total debt levels were approximately $63 million lower on average throughout fiscal 2002, accounting for the remaining $4.4 million of interest costs saved year over year.

INCOME TAX RATE - The effective income tax rate this year of 34.1 percent compares favorably with last year's 38 percent rate (refer to Note C). This rate reduction is driven by the adoption of FAS No. 142, related to the elimination of non-tax deductible goodwill amortization.

NET INCOME - This year's net income of $101.6 million, or $.97 per diluted share, increased 61 percent and 56 percent, respectively, from fiscal 2001. On a pro forma basis adjusted for FAS No. 142, last year's net earnings and diluted earnings per share would have been $84.8 million and $.83 (refer to Note A [10]), respectively, putting this year's results still ahead by 20 percent and 17 percent, respectively.

During March 2002, we sold 11.5 million common shares (see Financing Activities below) through a follow-on public equity offering, and this transaction had a dilutive effect on fiscal 2002 earnings of $.01 per share. For fiscal 2003, this transaction is expected to have a dilutive effect on earnings of approximately $.07 per share, based on fiscal 2002 average interest rates.

FISCAL 2001 COMPARED TO FISCAL 2000

NET SALES - Net sales for fiscal year 2001 increased by $45 million, or 2 percent, over fiscal 2000.

On August 3, 1999, we acquired DAP Products, Inc. and DAP Canada Corp., or DAP, a leading manufacturer and marketer of caulks and sealants, spackling and glazing compounds, contact cements, and other specialty adhesives, with annual sales at the time of approximately $220 million. Its brand names DAP, Alex Plus and Kwik Seal are well known throughout the U.S. and Canada.

On a consolidated basis, the extra two months of DAP sales during fiscal 2001, reported within the consumer segment, offset the loss of sales from product lines in the industrial segment that were sold in fiscal 2000. Comparable sales, including small product line additions, grew by 4 percent in the industrial segment, while sales in the consumer segment remained relatively flat from 2000 to 2001. The 4 percent growth in the industrial segment reflected a combination of greater unit volume (2-3 percent) and higher pricing (1-2 percent) which offset increased raw material and packaging costs during fiscal 2001. In addition, on a year to year basis, foreign exchange differences had a negative impact on sales, primarily within the industrial segment, decreasing sales by approximately $20 million, or 1 percent.

The general slowdown in the economy impacted sales in both our consumer and industrial segments during the 2001 fiscal year, causing firms to decrease or defer spending in areas such as protective maintenance, which our products and services provide. The severe winter cold during fiscal 2001 extended much further south than usual, and Europe was affected as well, causing our sales to those regions to be much weaker than usual during the third fiscal quarter in 2001, the seasonally slowest time of the year. Furthermore, several of our major consumer segment accounts were aggressively de-stocking their inventories in 2001, which especially impacted our sales to those accounts during the months of December 2000 and March 2001.

GROSS PROFIT MARGIN - Gross profit margin in fiscal 2001 of 45.1 percent closely matched the prior year's gross profit margin of 45.3 percent. The gross profit margin for the industrial segment improved to 47.4 percent from 46.6 percent in fiscal 2000, due to the product lines that were sold during fiscal 2000, which carried lower margins and, to a lesser extent, due to the leveraged benefits from higher sales volume. We believe that timely pricing initiatives in this segment successfully offset rising material costs, principally oil-related, during fiscal 2001. The gross margin in the consumer segment, in contrast, dipped to 42.5 percent in 2001 from 43.6 percent in 2000, principally reflecting this segment's less timely ability to gain price relief during periods of rising material costs, as our consumer segment businesses generally have servicing agreements

--------------------------------------------------------------------------------

with their accounts that renew annually. As these agreements come up for renewal, we have been generally successful in negotiating pricing relief. In addition, the DAP acquisition accounts for two more months of lower than average gross margins in 2001 as compared to 2000 in the consumer segment. We also experienced lower gross margins in the consumer segment in 2001 because we incurred premium costs to outsource some of our products in order to seamlessly service customers during brief periods of insufficient capacity caused by information systems conversions. During 2000, the consumer segment incurred $7 million in inventory discontinuation costs associated with the comprehensive restructuring program initiated in August 1999.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (SG&A) - SG&A expenses amounted to
36.8 percent of sales in fiscal 2001, compared with 36.3 percent in fiscal 2000. The expenses of our industrial segment increased to 36.3 percent from 35.6 percent in 2000, mainly because the product lines that were sold during fiscal 2000 had, on a relative basis, much lower SG&A expenses, plus we incurred additional, related costs of approximately $3 million during 2001 toward completion of the restructuring program. SG&A expenses in the consumer segment increased to 35.6 percent from 35.2 percent in 2000, principally because we incurred approximately $5 million in additional costs related to the restructuring program, tempered slightly by two more months of results from DAP, with its comparatively lower SG&A expense structure. Our consumer segment also incurred higher freight costs in the form of oil-driven fuel surcharges, premiums to expedite certain shipments during restructuring, and increased handling costs to service more frequent shipments to our customers. License fee and joint venture income included as credits to SG&A expenses approximated $1.7 million in each year.

EARNINGS BEFORE INTEREST AND TAXES (EBIT) - Fiscal 2001 EBIT in the industrial and consumer segments were both well ahead of their reported EBIT for fiscal 2000. Excluding the restructuring and asset impairment charges and all related costs from 2000, totaling $59.8 million, pro forma EBIT results for industrial, consumer, and corporate/other would have been $121.3 million, $79.8 million and ($17.7) million, respectively, or $183.4 million in total. On that basis, EBIT for the industrial segment year over year appears flat ($122.0 million vs. $121.3 million), but considering the loss of EBIT from the divestitures during 2000 and the additional $3 million spent in 2001 toward completion of the restructuring program, EBIT for the industrial segment during 2001 would have been $7 million ahead of 2000, or up 6 percent on the 4 percent higher sales. On the same pro forma basis, fiscal 2001 EBIT for our consumer segment was off $17 million ($62.7 million vs. $79.8 million), or 21 percent, for the reasons discussed above. Lastly, on the same pro forma basis, corporate/other costs were flat year over year ($18.0 million vs. $17.7 million) as certain lower corporate costs offset higher costs associated with our now completed e-commerce infrastructure development during 2001.

In August 1999, we announced a comprehensive restructuring program to generate manufacturing, distribution and administrative efficiencies, and to better position ourselves for increased profitability and long-term growth (refer to Note I). Pre-tax restructuring and asset impairment charges for $45 million and $7 million were taken during the first and fourth quarters of fiscal 2000, respectively. Through year-end 2001, we had incurred all of these charges.

NET INTEREST EXPENSE - Net interest expense increased $13.4 million in 2001 (refer to Note A [16]), reflecting higher average interest rates as compared to fiscal 2000, on the variable rate portion (approximately 80 percent) of outstanding borrowings (refer to Note B), two additional months of indebtedness related to our acquisition of DAP in August 1999, and higher average indebtedness related to the repurchase of 8,970,100 of our common shares between January 1999 and July 2000 (refer to Note D). The Federal Reserve Board cuts in interest rates that began early in calendar 2001 translated into lower rates on the variable portions of our outstanding borrowings, resulting in comparably lower interest costs.

INCOME TAX RATE - The effective income tax rate in 2001 of 38 percent compared favorably with the 42.9 percent rate in 2000 (refer to Note C). The 2000 rate was impacted by the restructuring and asset impairment charges plus related costs that year. Excluding those charges and costs, the pro forma tax rate for 2000 would have been 40.3 percent, still higher

--------------------------------------------------------------------------------

than the 2001 rate of 38 percent. The 2001 tax rate reduction mainly reflected an improved mix of foreign income, including fewer unusable foreign tax losses in 2001 as compared to 2000.

NET INCOME - Fiscal 2001 net income of $63 million, or $.62 per diluted share, compared favorably with $41 million in 2000, or $.38 per diluted share. Excluding the $59.8 million pre-tax restructuring and asset impairment charges plus related costs, pro forma net income for 2000 would have been $78.6 million, or $.73 per diluted share. Against fiscal 2000 on this pro forma basis, 2001 net income and earnings per share (EPS) were down 20 percent and 15 percent, respectively, as a result of the factors discussed above. In addition, the difference in pro forma decline, year over year between net income and EPS reflected the net benefit from the shares repurchased, which added $.01 per diluted share to 2001 results.


Liquidity and Capital Resources

CASH FLOWS FROM:

OPERATING ACTIVITIES - There was $191.4 million of cash generated from operations during fiscal 2002 compared with $74.5 million a year ago, a 157 percent increase. Aside from the earnings increase year over year, this significant cash flow improvement reflects positive changes in working capital this past year. Net reductions in working capital generated approximately $37 million of cash during fiscal 2002 compared with working capital consuming approximately $67 million of cash during fiscal 2001, a positive swing in cash of approximately $104 million from year to year. There has been a strong focus on improved accounts receivable collections, and on managing inventory back down to more appropriate levels post-restructuring, supported by strengthened information technology and operating techniques, such as Class A manufacturing, and these efforts will continue.

Cash provided from operations remains our primary source of financing internal growth, with limited use of short-term credit.

INVESTING ACTIVITIES - Capital expenditures, other than for ordinary repairs and replacements, are made to accommodate our continued growth through improved production and distribution efficiencies and capacity, and to enhance administration. Capital expenditures in fiscal 2002 of $39.9 million compare with depreciation and amortization of $56.9 million. We are not capital intensive and capital expenditures generally do not exceed depreciation and amortization in a given year. We have enhanced our review and control over the capital investment process, which contributed to the $14 million reduction in capital expenditures this year compared to a year ago, and those efforts and controls will continue. Capital spending is expected to hold at approximately the fiscal 2002 level for the next several years as many larger spending needs have been accomplished in recent years, such as to accommodate the restructuring program plus several major information technology platform conversions. We believe there is adequate production capacity to meet our needs for the next several years at normal growth rates.

During fiscal 2002, there were investments totaling $3.1 million (refer to Note A [2]) for several small product line and minority interest acquisitions.

Our captive insurance company invests in marketable securities in the ordinary course of conducting its operations and this activity will continue (refer to Note A [7]). Differences in these activities between years are attributable to the timing and performance of its investments.

During fiscal 2002, certain non-core assets were sold, generating proceeds of $1.6 million (refer to Note A [2]).

FINANCING ACTIVITIES (ALSO REFER TO NOTE B) - On January 22, 1999, we announced the authorization of a share repurchase program, allowing the repurchase of up to 5 million of our common shares over a period of 12 months. On October 8, 1999, we announced the authorized expansion of this repurchase program to a total of 10 million shares. As of July 2000, we had repurchased 8,970,100 of our common shares at an average price of $11.11 per share, and this program has since expired.

On July 14, 2000, we refinanced our then-existing $300 million and $400 million revolving credit facilities with a $200 million, 364-day revolving credit facility and a $500 million, 5-year revolving credit facility.

--------------------------------------------------------------------------------

Early during the 2002 fiscal year, our $200 million facility was refinanced with a one-year term loan due July 12, 2002. During March 2002, we sold 11.5 million common shares through a follow-on public offering at $14.25 per share, closing on April 2, 2002 (refer to Note D). The entire proceeds of the offering, $156 million, were used to permanently pay down the outstanding balance under this $200 million term loan facility, which was then retired.

On November 27, 2001, we issued and sold $30 million aggregate principal amount of 7.3 percent senior unsecured notes due 2008, $10 million aggregate principal amount of 6.61 percent senior unsecured notes due 2006, and $15 million aggregate principal amount of 6.12 percent senior unsecured notes due 2004 to various insurance companies. The proceeds from these notes were used to reduce the outstanding balance under the $500 million revolving credit agreement. As of May 31, 2002, there was $395 million drawn against this facility, leaving $105 million of liquidity available, and we had no outstanding commercial paper.

Our debt-to-total-capital ratio was 45 percent at May 31, 2002, down from 60 percent at May 31, 2001.

The table below summarizes our financial obligations and their expected maturities at May 31, 2002, and the effect such obligations are expected to have on our liquidity and cash flow in the periods indicated.


                                      Less than        1-3         After 3
May 31, 2002              Total         1 Year        Years          Years
-------------------------------------------------------------------------------
(In thousands)
Current portion
of long-term debt       $   5.9        $   5.9      $    --       $     --
Long-term debt            707.9            0.0         22.7          685.2
Non-cancelable
operating lease
obligations                62.2           16.4         19.3           26.5
-------------------------------------------------------------------------------
                         $776.0          $22.3      $  42.0         $711.7
===============================================================================

Subsequent to fiscal year end, on June 6, 2002, we entered into a securitization transaction with several banks for certain of our subsidiaries, providing for a wholly owned special purpose entity (SPE) to receive investments of up to $125 million (refer to Note B). This securitization is being accomplished by having certain subsidiaries sell various of their accounts receivable to the SPE, and by having the SPE then transfer those receivables to a conduit administered by the banks. This securitization transaction will be reflected in our financial statements and thus will not be off-balance sheet financing. This transaction increases our liquidity and reduces our financing costs by replacing up to $125 million of existing borrowings at lower interest rates. As of July 1, 2002, $100 million was securitized under this agreement, which was used to reduce the $395 million outstanding balance of the $500 million revolver, leaving $205 million of liquidity then available under that facility.

The strength of the U.S. dollar has fluctuated throughout the year and was slightly weaker at fiscal year end, over the previous year end, causing foreign net assets to slightly increase shareholders' equity compared to a year ago. This trend could continue if the dollar continues to weaken against, principally, the Canadian dollar and the euro (refer to Note A [5]).

We maintain excellent relations with our banks and other financial institutions to provide continual access to financing for future growth opportunities.

OFF-BALANCE SHEET FINANCINGS - We do not have any off-balance sheet financings, other than the minimum leasing commitments described in Note E. We have no subsidiaries that are not included in our financial statements nor do we have any interests in or relationships with any special purpose entities that are not reflected in our financial statements.

--------------------------------------------------------------------------------

Qualitative and Quantitative Disclosures
About Market Risk

We are exposed to market risk from changes in interest rates and foreign currency exchange rates because we fund our operations through long- and short-term borrowings and denominate our business transactions in a variety of foreign currencies. A summary of our primary market risk exposures is presented below.

INTEREST RATE RISK - Our primary interest rate risk exposure results from our floating rate debt, including various revolving and other lines of credit (refer to Note B). At May 31, 2002, approximately 70 percent of our total debt was subject to floating interest rates. If interest rates were to increase 100 basis points (1 percent) from May 31, 2002 rates, and assuming no changes in debt from the May 31, 2002 levels, the additional annual interest expense would amount to approximately $5.0 million on a pre-tax basis. We currently do not hedge our exposure to floating interest rate risk as we believe the cost of such hedging would exceed the benefit at this time.

FOREIGN CURRENCY RISK - Our foreign sales and results of operations are subject to the impact of foreign currency fluctuations (refer to Note A [4]). As most of our foreign operations are in countries with fairly stable currencies, such as Belgium, Canada and the United Kingdom, this effect has not been material. In addition, foreign debt is denominated in the respective foreign currency, thereby eliminating any related translation impact on earnings.

If the U.S. dollar continues to weaken, our foreign results of operations will be positively impacted, but the effect is not expected to be material. A 10 percent change in foreign currency exchange rates would not have resulted in a material impact to net income for the year ended May 31, 2002. We do not currently hedge against the risk of exchange rate fluctuations.

Forward-Looking Statements

The foregoing discussion includes forward-looking statements relating to our business. These forward-looking statements, or other statements made by us, are made based on our expectations and beliefs concerning future events impacting us and are subject to uncertainties and factors (including those specified below) which are difficult to predict and, in many instances, are beyond our control. As a result, our actual results could differ materially from those expressed in, or implied by, any such forward-looking statements. These uncertainties and factors include (a) general economic conditions; (b) the price and supply of raw materials, particularly titanium dioxide, certain resins, aerosols and solvents;
(c) continued growth in demand for our products; (d) legal, environmental and litigation risks inherent in our construction and chemicals businesses and risks related to the adequacy of insurance and reserves for such matters; (e) the effect of changes in interest rates; (f) the effect of fluctuations in currency exchange rates upon our foreign operations; (g) the effect of non-currency risks of investing in and conducting operations in foreign countries, including those relating to domestic and international political, social, economic and regulatory factors; (h) risks and uncertainties associated with our ongoing acquisition and divestiture activities; and other risks detailed in our other reports and statements filed with the Securities and Exchange Commission, including the risk factors set forth in our prospectus and prospectus supplement included as part of our recently filed Registration Statement on Form S-3 (File No. 333-77028), as the same may be amended from time to time.

--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS RPM, Inc. and Subsidiaries
(In thousands, except per share amounts)

May 31                                                                                2002             2001
-----------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
  Cash and short-term investments (Note A)                                      $   42,172       $   23,926
  Trade accounts receivable (less allowances
    of $15,884 in 2002 and $17,705 in 2001)                                        397,659          411,718
  Inventories (Note A)                                                             251,446          277,494
  Prepaid expenses and other current assets                                        110,037          106,282
-----------------------------------------------------------------------------------------------------------
    TOTAL CURRENT ASSETS                                                           801,314          819,420
-----------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT, AT COST (NOTE A)
  Land                                                                              21,655           21,713
  Buildings and leasehold improvements                                             203,428          188,590
  Machinery and equipment                                                          430,758          412,751
-----------------------------------------------------------------------------------------------------------
                                                                                   655,841          623,054
  Less allowance for depreciation and amortization                                 300,044          261,018
-----------------------------------------------------------------------------------------------------------
    PROPERTY, PLANT AND EQUIPMENT, NET                                             355,797          362,036
-----------------------------------------------------------------------------------------------------------
OTHER ASSETS
  Goodwill (Note A)                                                                592,329          571,276
  Other intangible assets, net of amortization (Note A)                            264,530          300,372
  Other                                                                             22,433           25,386
-----------------------------------------------------------------------------------------------------------
     TOTAL OTHER ASSETS                                                            879,292          897,034
-----------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                    $2,036,403       $2,078,490
===========================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable                                                              $  160,767       $  152,307
  Current portion of long-term debt (Note B)                                         5,876            7,379
  Accrued compensation and benefits                                                 80,530           74,888
  Accrued loss reserves (Note H)                                                    51,914           55,416
  Other accrued liabilities                                                         58,144           75,022
  Income taxes payable (Notes A and C)                                               7,483           10,756
-----------------------------------------------------------------------------------------------------------
     TOTAL CURRENT LIABILITIES                                                     364,714          375,768
-----------------------------------------------------------------------------------------------------------
LONG-TERM LIABILITIES
  Long-term debt, less current maturities (Note B)                                 707,921          955,399
  Other long-term liabilities                                                       55,458           53,479
  Deferred income taxes (Notes A and C)                                             50,204           54,134
-----------------------------------------------------------------------------------------------------------
     TOTAL LONG-TERM LIABILITIES                                                   813,583        1,063,012
-----------------------------------------------------------------------------------------------------------
     TOTAL LIABILITIES                                                           1,178,297        1,438,780
-----------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
  Common shares, stated value $.015 per share; authorized 200,000 shares;
    issued 122,653 and outstanding 114,696 in 2002; issued 111,153 and
    outstanding 102,211 in 2001 (Note D)                                             1,786            1,619
  Paid-in capital                                                                  585,566          430,015
  Treasury shares, at cost (Note D)                                                (88,364)         (99,308)
  Accumulated other comprehensive loss (Note A)                                    (50,485)         (53,074)
  Retained earnings                                                                409,603          360,458
-----------------------------------------------------------------------------------------------------------
     TOTAL SHAREHOLDERS' EQUITY                                                    858,106          639,710
-----------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                      $2,036,403       $2,078,490
===========================================================================================================


See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF INCOME RPM, Inc. and Subsidiaries
(In thousands, except per share amounts)

Year Ended May 31                                                     2002                   2001             2000
------------------------------------------------------------------------------------------------------------------
NET SALES                                                        $  1,986,126          $2,007,762       $1,962,410
Cost of sales                                                       1,073,910           1,101,417        1,074,011
------------------------------------------------------------------------------------------------------------------
Gross profit                                                          912,216             906,345          888,399
Selling, general and administrative expenses                          717,628             739,655          712,875
Restructuring and asset impairment charge (Note I)                                                          51,970
Interest expense, net (Note A)                                         40,464              65,203           51,793
------------------------------------------------------------------------------------------------------------------
Income before income taxes                                            154,124             101,487           71,761
Provision for income taxes (Note C)                                    52,570              38,526           30,769
------------------------------------------------------------------------------------------------------------------
NET INCOME                                                       $    101,554          $   62,961       $   40,992
==================================================================================================================
Average shares outstanding (Note D)                                   104,418             102,202          107,221
------------------------------------------------------------------------------------------------------------------
Basic and diluted earnings per common share (Note D)                     $.97                $.62             $.38
==================================================================================================================
Cash dividends per common share                                        $.5000              $.4975           $.4850
==================================================================================================================

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY RPM, Inc. and Subsidiaries (In thousands)


                                            Common Shares
                                            -------------                              Accumulated
                                        Number                                            Other
                                       Of Shares      Stated   Paid-In    Treasury     Comprehensive    Retained
                                       (Note D)        Value   Capital     Shares      Loss (Note A)    Earnings     Total
-----------------------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 31, 1999                109,443      $  1,613   $423,204   $ (17,044)  $    (23,908)     $359,011   $742,876
                                                                                                                   ----------
  Comprehensive income
    Net income                                                                                            40,992     40,992
    Reclassification adjustments                                                               738                      738
    Translation loss and other                                                             (16,385)                 (16,385)
                                                                                                                   ----------
      Comprehensive income                                                                                           25,345
Dividends paid                                                                                           (51,901)   (51,901)
Repurchase of shares                    (6,517)                             (71,472)                                (71,472)
Stock option exercises                     100             1        875                                                 876
Restricted share awards                    108             2         (2)

BALANCE AT MAY 31, 2000                103,134         1,616    424,077     (88,516)       (39,555)      348,102    645,724
                                                                                                                   ----------
  Comprehensive income
    Net income                                                                                            62,961     62,961
    Reclassification adjustments                                                             1,015                    1,015
    Translation loss and other                                                             (14,534)                 (14,534)
                                                                                                                   ----------
      Comprehensive income                                                                                           49,442
Dividends paid                                                                                           (50,605)   (50,605)
Repurchase of shares                    (1,157)                             (11,101)                                (11,101)
Stock option exercises                      59             1        101         309                                     411
Restricted share awards                    175             2      5,837                                               5,839

BALANCE AT MAY 31, 2001                102,211         1,619    430,015     (99,308)       (53,074)      360,458    639,710
                                                                                                                   ----------
  Comprehensive income
    Net income                                                                                           101,554    101,554
    Reclassification adjustments                                                              (120)                    (120)
    Translation gain and other                                                               2,709                    2,709
                                                                                                                   ----------
      Comprehensive income                                                                                          104,143
Dividends paid                                                                                           (52,409)   (52,409)
Sale of shares                          11,500           167    155,767                                             155,934
Stock option exercises, net                847                       92       9,412                                   9,504
Restricted share awards                    138                     (308)      1,532                                   1,224
-----------------------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 31, 2002                114,696      $  1,786   $585,566   $ (88,364)  $    (50,485)     $409,603   $858,106
=============================================================================================================================

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS RPM, Inc. and Subsidiaries
(In thousands)

Year Ended May 31                                                 2002         2001         2000
---------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                 $ 101,554    $  62,961    $  40,992
  Adjustments to reconcile net income to net
    cash provided by operating activities:
      Depreciation                                              43,541       43,035       42,290
      Amortization of goodwill                                               19,694       18,352
      Other amortization                                        13,318       18,765       18,508
      Asset impairment charge, net of gains                                   3,354        6,940
      (Decrease) in deferred income taxes                       (3,930)      (6,432)     (31,081)
      (Earnings) of unconsolidated affiliates                     (391)        (275)        (435)
  Changes in assets and liabilities, net of effect
    from purchases and sales of businesses:
      (Increase) decrease in accounts receivable                15,031      (11,095)       6,251
      (Increase) decrease in inventory                          25,929      (37,578)       4,716
      (Increase) in prepaid and other assets                    (8,447)      (9,735)     (13,484)
      Increase (decrease) in accounts payable                    8,489       (2,812)       1,615
      Increase (decrease) in accrued restructuring                          (13,540)      13,540
      Increase (decrease) in accrued liabilities                (5,810)      12,373      (11,285)
      Other                                                      2,086       (4,220)       5,659
---------------------------------------------------------------------------------------------------------
       Cash From Operating Activities                          191,370       74,495      102,578
---------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                         (39,931)     (54,118)     (63,185)
  Acquisition of businesses, net of cash acquired               (3,138)      (2,645)    (323,033)
  Purchase of marketable securities                            (15,693)     (21,906)     (19,816)
  Proceeds from marketable securities                           19,495       28,283       13,142
  Joint ventures (investments) and distributions                    16          647         (500)
  Proceeds from sale of assets and businesses                    1,553       31,694       55,290
---------------------------------------------------------------------------------------------------------
       Cash (Used For) Investing Activities                    (37,698)     (18,045)    (338,102)
---------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Additions to long-term and short-term debt                   236,681      708,850      937,077
  Reductions of long-term and short-term debt                 (485,662)    (710,389)    (566,610)
  Cash dividends                                               (52,409)     (50,605)     (51,901)
  Sale of shares                                               155,934
  Exercise of stock options                                      9,504          411          876
  Repurchase of shares                                                      (11,101)     (71,472)
---------------------------------------------------------------------------------------------------------
       Cash From (Used For) Financing Activities              (135,952)     (62,834)     247,970
---------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH
  AND SHORT-TERM INVESTMENTS                                       526       (1,030)        (835)
---------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS      18,246       (7,414)      11,611
---------------------------------------------------------------------------------------------------------
CASH AND SHORT-TERM INVESTMENTS AT BEGINNING OF YEAR            23,926       31,340       19,729
---------------------------------------------------------------------------------------------------------
CASH AND SHORT-TERM INVESTMENTS AT END OF YEAR               $  42,172    $  23,926    $  31,340
---------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:
  Cash paid during the year for:
    Interest                                                 $  50,353    $  60,027    $  55,253
    Income taxes                                             $  59,774    $  35,216    $  70,086
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING
  AND FINANCING ACTIVITIES:
    Shares issued for restricted stock plan                  $   1,224    $   1,459    $   1,202
    (Debt) from business combinations                                                  $  (6,724)


See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2002, 2001, 2000
--------------------------------------------------------------------------------

Note A - Summary of Significant
Accounting Policies

(1) PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of RPM, Inc. and its majority owned subsidiaries. The Company accounts for its investment in less than majority owned joint ventures under the equity method. Intercompany accounts, transactions and unrealized profits and losses are eliminated in consolidation.

Certain reclassifications have been made to prior year amounts to conform with the current year presentation. In an effort to achieve improved reporting consistency across divisions, and in conjunction with the migration to a new reporting and consolidation system, the Company has adopted a new chart of accounts. Accordingly, the Company has elected to reclassify certain internal distribution costs from cost of sales to selling, general and administrative expenses. Additionally, a portion of those costs are offset by the movement of certain employee benefits costs related to manufacturing personnel out of selling, general and administrative expenses and into cost of sales. For the fiscal years ended May 31, 2001 and 2000, the net effect of the reclassification of these expenses resulted in the movement of $26.4 million and $25.6 million, respectively, from cost of sales to selling, general and administrative expenses.

(2) BUSINESS COMBINATIONS - During the two year period ended May 31, 2002, the Company completed several product line and minority interest acquisitions which have been accounted for by the purchase method of accounting. The $4,083,000 difference between the fair value of net assets acquired and the purchase consideration of $5,783,000 has been allocated to goodwill. The assets, liabilities and operating results of these companies are reflected in the Company's financial statements from their respective dates of acquisition forward.

During the past two years, the Company realized proceeds from divestitures of approximately $24,147,000 resulting in a gain of approximately $823,000.

Pro forma results of operations for the years ended May 31, 2002 and May 31, 2001, were not materially different from reported results and consequently are not presented.

(3) ESTIMATES - The preparation of financial statements in conformity with Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(4) FOREIGN CURRENCY - The functional currency of foreign subsidiaries is their local currency. Accordingly, for the periods presented, assets and liabilities have been translated using exchange rates at year end, while income and expense for the periods have been translated using an annual average exchange rate. The resulting translation adjustments have been recorded in other comprehensive loss, a component of shareholders' equity, and will be included in net earnings only upon the sale or liquidation of the underlying foreign investment, which is not contemplated at this time. Transaction gains and losses have been immaterial during the past three fiscal years.

(5) COMPREHENSIVE INCOME - Accumulated other comprehensive loss (which is shown net of taxes) consists of the following components:


                                                       Foreign                  Minimum           Unrealized
                                                       Currency                 Pension           Gain (Loss)
                                                       Translation              Liability             On
(In thousands)                                         Adjustments              Adjustments       Securities       Total
-----------------------------------------------------------------------------------------------------------------------------
Balance at May 31, 1999                                $(22,317)                $     (853)       $    (738)       $(23,908)
Reclassification adjustments for
(gains) losses included in net income                                                                   738             738
Other Comprehensive Gain (Loss)                         (16,223)                       853           (1,015)        (16,385)
-----------------------------------------------------------------------------------------------------------------------------
Balance at May 31, 2000                                 (38,540)                                     (1,015)        (39,555)
Reclassification adjustments for
(gains) losses included in net income                                                                 1,015           1,015
Other Comprehensive Gain (Loss)                         (14,552)                      (102)             120         (14,534)
-----------------------------------------------------------------------------------------------------------------------------
Balance at May 31, 2001                                 (53,092)                      (102)             120         (53,074)
Reclassification adjustments for
(gains) losses included in net income                                                                  (120)           (120)
Other Comprehensive Gain (Loss)                           3,411                       (151)            (551)          2,709
-----------------------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 31, 2002                                $(49,681)                $     (253)       $    (551)       $(50,485)
=============================================================================================================================


(6) CASH AND SHORT-TERM INVESTMENTS - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company does not believe it is exposed to any significant credit risk on cash and short-term investments.

(7) MARKETABLE SECURITIES - Marketable securities, all of which are classified as available for sale, total $19,396,000 and $24,480,000 at May 31, 2002 and 2001, respectively. The estimated fair values of these securities are included in other current assets and are based on quoted market prices.

(8) FINANCIAL INSTRUMENTS - The Company's financial instruments recorded on the balance sheet include cash and short-term investments, accounts receivable, notes and accounts payable and debt. The carrying amount of cash and short-term investments, accounts receivable and notes and accounts payable approximates fair value because of their short-term maturity.

The carrying amount of the Company's debt instruments approximates fair value based on quoted market prices, variable interest rates or borrowing rates for similar types of debt arrangements.

The Company adopted Statement of Financial Accounting Standards (FAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, effective June 1, 2001. This statement standardizes the accounting for derivative instruments by requiring those items to be recognized as assets or liabilities with changes in fair value reported in earnings or other comprehensive income in the current period. The adoption of FAS No. 133 has had no impact on financial results of the Company.

(9) INVENTORIES - Inventories are stated at the lower of cost or market, cost being determined substantially on a first-in, first-out (FIFO) basis and market being determined on the basis of replacement cost or net realizable value. Inventory costs include raw material, labor and manufacturing overhead. Inventories were composed of the following major classes:

May 31                              2002            2001
---------------------------------------------------------
(In thousands)
Raw material and supplies       $ 75,080        $ 89,071
Finished goods                   176,366         188,423
---------------------------------------------------------
TOTAL INVENTORY                 $251,446        $277,494
=========================================================

(10) GOODWILL AND OTHER INTANGIBLE ASSETS - In June 2001, the Financial Accounting Standards Board issued FAS No. 141, "Business Combinations," and FAS No. 142, "Goodwill and Other Intangible Assets."

--------------------------------------------------------------------------------

FAS No. 141 requires the use of the purchase method for all business combinations initiated after June 30, 2001. It also provides guidance on purchase accounting related to the recognition of intangible assets, noting that any purchase price allocated to an assembled workforce may not be accounted for separately from goodwill. FAS No. 142 requires that goodwill and identifiable acquired intangible assets with indefinite useful lives shall no longer be amortized, but tested for impairment annually and whenever events or circumstances occur indicating that goodwill might be impaired. FAS No. 142 also requires the amortization of identifiable assets with finite useful lives. Identifiable acquired intangible assets, which are subject to amortization, are to be tested for impairment in accordance with FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The adoption of FAS No. 144 on June 1, 2001, did not have an impact on the Company.

The Company elected to adopt the provisions of FAS No. 142 as of June 1, 2001, and has identified its reporting units (components) to be one level below its industrial and consumer operating segments. The Company has determined the carrying value of each reporting unit by assigning assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of June 1, 2001. Upon adoption of FAS No. 142, amortization of goodwill recorded for business combinations consummated prior to July 1, 2001 ceased, and intangible assets acquired prior to July 1, 2001 that did not meet the criteria for recognition apart from goodwill under FAS No. 141 were reclassified to goodwill (e.g. workforce). In connection with the adoption of FAS No. 142, the Company was required to perform a transitional goodwill impairment assessment within six months of adoption. Prospectively, the annual impairment test will be performed in the first quarter of the Company's fiscal year and any losses resulting from the test will be reflected in operating income. The annual goodwill impairment assessment involves estimating the fair value of the reporting unit and comparing it with its carrying amount. If the carrying amount of the reporting unit exceeds its fair value, additional steps are followed to recognize a potential impairment loss. Calculating the fair values of the reporting units requires significant estimates and assumptions by management. The Company estimates the fair value of each of its reporting units by applying third party market value indicators to the reporting unit's projected earnings before interest, taxes, depreciation and amortization. The Company completed its transitional goodwill impairment assessment as of June 1, 2001, and its annual impairment assessment as of August 31, 2001, with no adjustment to the carrying value of its goodwill.


The changes in the carrying amount of goodwill, by reporting segment, for the year ended May 31, 2002, are as follows:

                                                                         Industrial             Consumer
(In thousands)                                                           Segment                Segment           Total
--------------------------------------------------------------------------------------------------------------------------
Balance at May 31, 2001                                                  $244,707               $326,569          $571,276
Goodwill related to acquisitions                                            1,253                                    1,253
FAS No. 142 workforce reclassification, net of deferred tax                10,377                  8,490            18,867
Translation adjustments                                                      (371)                 1,304               933
--------------------------------------------------------------------------------------------------------------------------
BALANCE AT MAY 31, 2002                                                  $255,966               $336,363          $592,329
==========================================================================================================================

--------------------------------------------------------------------------------

Other intangible assets consist of the following major classes:


                                          Amortization         Gross                             Net Other
                                            Period           Carrying       Accumulated          Intangible
(In thousands)                            (In Years)          Amount       Amortization           Assets
------------------------------------------------------------------------------------------------------------
As of May 31, 2002
Amortized intangible assets
  Formulae                                    10 to 33         $167,721        $ 42,067            $125,654
  Customer related intangibles                10 to 33           48,094          10,960              37,134
  Trademarks/names                             5 to 40            4,336           1,146               3,190
  Other                                        3 to 20           23,088           8,903              14,185
------------------------------------------------------------------------------------------------------------
    Total Amortized Intangibles                                 243,239          63,076             180,163
Unamortized intangible assets
  Trade names                                                    84,367                              84,367
------------------------------------------------------------------------------------------------------------
    TOTAL OTHER INTANGIBLE ASSETS                              $327,606        $ 63,076            $264,530
============================================================================================================

As of May 31, 2001
Amortized intangible assets
  Formulae                                    10 to 25         $167,845        $ 34,643            $133,202
  Customer related intangibles                10 to 33           48,084           9,028              39,056
  Trademarks/names                            10 to 40          105,466          17,918              87,548
  Workforce                                   15 to 20           38,107          12,729              25,378
  Other                                        5 to 20           21,577           6,389              15,188
------------------------------------------------------------------------------------------------------------
    TOTAL OTHER INTANGIBLE ASSETS                              $381,079        $ 80,707            $300,372
============================================================================================================

The aggregate other intangible asset amortization expense for the fiscal years ended May 31, 2002, 2001 and 2000, was $11,329,000, $16,602,000 and $17,084,000
respectively. For each of the next five fiscal years through May 31, 2007, the estimated annual intangible asset amortization expense will approximate $11,000,000.

The following pro forma information reconciles net income reported for the years ended May 31, 2002, 2001 and 2000, to adjusted net income, reflecting the impact of FAS No. 142:

Year Ended May 31                                      2002              2001              2000
-------------------------------------------------------------------------------------------------
(In thousands, except per share data)
Net income
  Reported net income                                $101,554          $ 62,961          $ 40,992
  Add back goodwill amortization, net of tax                             18,468            17,233
  Add back workforce amortization, net of tax                             1,406             1,413
  Add back trade name amortization, net of tax                            1,930             1,844
-------------------------------------------------------------------------------------------------
    ADJUSTED NET INCOME                              $101,554          $ 84,765          $ 61,482
=================================================================================================
Basic and diluted earnings per share
  Reported net income                                    $.97              $.62              $.38
  Goodwill amortization, net of tax                                         .18               .16
  Workforce amortization, net of tax                                        .01               .01
  Trade name amortization, net of tax                                       .02               .02
-------------------------------------------------------------------------------------------------
    ADJUSTED BASIC AND DILUTED EARNINGS PER SHARE        $.97              $.83              $.57
=================================================================================================

--------------------------------------------------------------------------------

(11) DEPRECIATION - Depreciation is computed over the estimated useful lives of the assets primarily using the straight-line method. Depreciation expense charged to operations for the three years ended May 31, 2002 was $43,541,000, $43,035,000 and $42,290,000, respectively. The annual depreciation rates are based on the following ranges of useful lives:

Land improvements                            5 to 42 years
Buildings and improvements                   5 to 50 years
Machinery and equipment                      3 to 20 years

(12) REVENUE RECOGNITION - The Company's subsidiaries recognize revenue when title and risk of loss passes to customers.

(13) SHIPPING COSTS - Shipping costs paid to third-party shippers for transporting products to customers are included in selling, general and administrative expense. For the years ended May 31, 2002, 2001 and 2000, shipping costs were $73,700,000, $75,400,000 and $66,100,000, respectively.

(14) ADVERTISING COSTS - Advertising costs are charged to operations when incurred and are included in selling, general and administrative expenses. For the years ended May 31, 2002, 2001 and 2000, advertising costs were $53,400,000, $52,400,000 and $47,100,000, respectively.

(15) RESEARCH AND DEVELOPMENT - Research and development costs are charged to operations when incurred and are included in selling, general and administrative expenses. The amounts charged for the three years ended May 31, 2002 were $20,900,000, $21,800,000 and $22,300,000, respectively. The customer sponsored portion of such expenditures was not significant.

(16) INTEREST EXPENSE, NET - Interest expense is shown net of investment income which consists of interest, dividends and capital gains. Investment income for the three years ended May 31, 2002 was $2,094,000, $3,682,000 and $2,643,000,
respectively.

(17) INCOME TAXES - The Company and its wholly owned domestic subsidiaries file a consolidated federal income tax return. The tax effects of transactions are recognized in the year in which they enter into the determination of net income, regardless of when they are recognized for tax purposes. As a result, income tax expense differs from actual taxes payable. The accumulation of these differences at May 31, 2002 is shown as a noncurrent liability of $50,204,000 (net of a noncurrent asset of $69,963,000). At May 31, 2001, the noncurrent liability was $54,134,000 (net of a noncurrent asset of $70,754,000). The Company does not intend to distribute the accumulated earnings of consolidated foreign subsidiaries amounting to $115,415,000 at May 31, 2002, and $102,847,000 at May 31, 2001, and therefore no provision has been made for the taxes which would result if such earnings were remitted to the Company.

(18) REPORTABLE SEGMENTS - Reportable segment information appears on pages 22 and 23 of this report.

--------------------------------------------------------------------------------

Note B - Borrowings

A description of long-term debt follows:

May 31                                                                                           2002             2001
----------------------------------------------------------------------------------------------------------------------------
(In thousands)
Revolving credit agreement for $500,000,000 with a syndicate of banks through
July 14, 2005. Interest, which is tied to LIBOR, averaged 3.17% at May 31, 2002.
The chairman of the board and chief executive officer of the company is a director
of one of the banks providing this facility.                                                   $395,000         $500,000

Short-term borrowings with a bank paid off with proceeds from the credit agreement
described above.                                                                                                  33,000

Revolving 364-day credit agreement for $200,000,000 with a syndicate of banks, refinanced and subsequently paid off and retired with proceeds from the March 2002
sale of common shares.                                                                                           155,700

Unsecured 7.00% senior notes due June 15, 2005.                                                 150,000          150,000

Unsecured notes due March 1, 2008, interest, which is tied to LIBOR, averaged
2.08% at May 31, 2002.                                                                          100,000          100,000

Unsecured senior notes due insurance companies: 6.75% due August 2, 2002 and
2003 in the amount of $3,429,000 ($5,143,000 at May 31, 2001); 6.12% due
November 15, 2004 in the amount of $15,000,000; 6.61% due November 15, 2006 in the amount of $10,000,000 and 7.30% due November 15, 2008 in the amount
of $30,000,000.                                                                                  58,429            5,143

Revolving multi-currency credit agreement for $15,000,000 with a bank through
December 31, 2002. Interest, which is tied to one of various rates, averaged
4.73% at May 31, 2002. This obligation has been reclassified as long-term, reflecting the Company's intent and ability to refinance this obligation through
unused credit facilities.                                                                         3,835            9,827

Other notes and mortgages payable at various rates of interest due in installments
through 2011, substantially secured by property.                                                  6,533            9,108
----------------------------------------------------------------------------------------------------------------------------
                                                                                                713,797          962,778
Less current portion                                                                              5,876            7,379
----------------------------------------------------------------------------------------------------------------------------
TOTAL LONG-TERM DEBT, LESS CURRENT MATURITIES                                                  $707,921         $955,399
============================================================================================================================


At May 31, 2002, the Company had additional unused short-term lines of credit with several banks totaling $45,600,000, in addition to $105,000,000 available under the $500,000,000 revolving credit agreement.

The aggregate maturities of long-term debt for the five years subsequent to May 31, 2002 are as follows: 2003 -$5,876,000; 2004 - $6,958,000; 2005 -
$15,728,000; 2006 - $545,051,000; 2007 - $10,047,000.

Subsequent to year end, on June 6, 2002, the Company entered into an accounts receivable securitization transaction for certain of its subsidiaries. This securitization transaction will remain on the balance sheet and allows for a maximum of $125,000,000 of borrowings at lower interest rates.

As of July 1, 2002, the Company had $100,000,000 outstanding under this program, with the proceeds being used to reduce the outstanding balance of the Company's $500,000,000 revolving credit agreement from $395,000,000 to $295,000,000.

--------------------------------------------------------------------------------
Note C - Income Taxes

Consolidated income before taxes consists of the following:


Year Ended May 31                                                                       2002          2001          2000
-------------------------------------------------------------------------------------------------------------------------
(In thousands)
  United States                                                                    $ 128,883     $  81,853     $  41,424
  Foreign                                                                             25,241        19,634        30,337
-------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED INCOME BEFORE TAXES                                                   $ 154,124     $ 101,487     $  71,761
=========================================================================================================================

Provision for income taxes consists of the following:

Current
  U.S. federal                                                                     $  42,901     $  31,821     $  43,174
  State and local                                                                      4,770         3,829         3,547
  Foreign                                                                              8,829         9,308        15,129
-------------------------------------------------------------------------------------------------------------------------
                                                                                      56,500        44,958        61,850
-------------------------------------------------------------------------------------------------------------------------
Deferred
  U.S. federal                                                                        (5,370)       (9,603)      (29,028)
  Foreign                                                                              1,440         3,171        (2,053)
-------------------------------------------------------------------------------------------------------------------------
                                                                                      (3,930)       (6,432)      (31,081)
-------------------------------------------------------------------------------------------------------------------------
PROVISION FOR INCOME TAXES                                                         $  52,570     $  38,526     $  30,769
=========================================================================================================================

A reconciliation between the actual income tax expense provided and the income tax expense computed by applying the statutory federal income tax rate of 35% to income before tax is as follows:

Income taxes at U.S. statutory rate                                                $  53,943     $  35,520     $  25,116
Difference in foreign taxes versus the U.S. statutory rate                            (3,155)       (1,563)        2,458
State and local income taxes net of federal income tax benefit                         3,101         2,489         2,306
Amortization of goodwill                                                                             4,530         4,285
Tax benefits from foreign sales corporation                                           (1,362)       (1,675)       (1,725)
Other                                                                                     43          (775)       (1,671)
-------------------------------------------------------------------------------------------------------------------------
ACTUAL TAX EXPENSE                                                                 $  52,570     $  38,526     $  30,769
=========================================================================================================================
ACTUAL TAX RATE                                                                        34.11%        37.96%        42.88%
=========================================================================================================================

Deferred income taxes result from timing differences in recognition of revenue and expense for book and tax purposes, primarily from the tax timing differences relating to business combinations.

Note D - Common Shares

In March 2002, the Company completed a public offering for 11,500,000 of its common shares at $14.25 per share. Net proceeds of $155,934,000 after expenses were used to retire debt.

The Company's authorized common shares total 200,000,000 with a stated value of $.015 per share. At May 31, 2002 and 2001, there were 114,696,000 and
102,211,000 shares outstanding, respectively, each of which is entitled to one vote.

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during each year (104,418,000 in 2002, 102,202,000 in 2001 and 107,221,000 in 2000). To
compute diluted earnings per share, the weighted average number of common shares outstanding during each year was increased by common stock options with exercisable prices lower than the average market prices of common shares during each year and reduced by the number of shares assumed to have been purchased with proceeds from the exercised options (105,131,000 in 2002, 102,212,000 in 2001 and 107,384,000 in 2000).

--------------------------------------------------------------------------------

The Company has a Restricted Stock Plan. Under the terms of the Plan, up to 1,563,000 shares may be awarded, generally subject to forfeiture until the completion of five years of service, to certain employees through May 2007. For the year ended May 31, 2002, 138,000 shares were awarded under this Plan, net of forfeitures (175,000 shares in 2001). At May 31, 2002, 86,000 shares awarded under this Plan were vested (none at May 31, 2001).

In 1999, the Company authorized the repurchase of up to 10,000,000 of its common shares. Through July 2000, the Company had repurchased 8,970,000 shares at an aggregate cost of $99,617,000, and this program has since expired. The Company subsequently reissued 1,013,000 (28,000 through May 31, 2001) of these shares in connection with its Stock Option and Restricted Stock programs bringing the balance to 7,957,000 in treasury shares. Shares repurchased under this program are held at cost and are included in Shareholders' Equity as treasury shares.

The Company's Shareholder Rights Plan provides existing shareholders the right to purchase shares of the Company at a discount in certain circumstances as defined by the Plan. The rights are not exercisable at May 31, 2002 and expire in May 2009.


The Company has options outstanding under two stock option plans, the 1989 Stock Option Plan, and the 1996 Key Employees Stock Option Plan, which provides for the granting of options for up to 9,000,000 shares. These options are generally exercisable cumulatively in equal annual installments commencing one year from the grant date and have expiration dates ranging from July 2002 to April 2012. At May 31, 2002, 3,093,000 shares (3,589,000 at May 31, 2001) were available for future grant.

Transactions during the last two years are summarized as follows:

                                                                                                       Year Ended May 31,
                                                                                                       ------------------
Shares Under Option                                                                                    2002           2001
---------------------------------------------------------------------------------------------------------------------------
(In thousands)
Outstanding, beginning of year (weighted average price of $12.39 ranging from
$8.42 to $16.35 per share)                                                                             7,017          6,243
Granted (weighted average price of $11.83 ranging from $10.26 to $16.70 per share)                       496          1,202
Cancelled/expired (weighted average price of $11.17 ranging from $8.42 to $16.35 per share)             (390)          (369)
Exercised (weighted average price of $11.54 ranging from $8.42 to $16.35 per share)                     (900)           (59)
---------------------------------------------------------------------------------------------------------------------------
OUTSTANDING, END OF YEAR (WEIGHTED AVERAGE PRICE OF $12.58 RANGING FROM
$8.69 TO $16.70 PER SHARE)                                                                             6,223          7,017
===========================================================================================================================
EXERCISABLE, END OF YEAR (WEIGHTED AVERAGE PRICE OF $13.50 RANGING FROM
$8.69 TO $16.35 PER SHARE)                                                                             3,987          3,947
---------------------------------------------------------------------------------------------------------------------------


                                          Options Outstanding                               Options Exercisable
                                            at May 31, 2002                                 at May 31, 2002
                                ------------------------------------------           -------------------------------
                                               Weighted
                                                Average           Weighted                              Weighted
          Range of                  Shares     Remaining           Average              Shares           Average
       Exercise Prices              (000's)       Life              Price              (000's)           Price
--------------------------------------------------------------------------------------------------------------------
     $     8.00 - $ 9.99            1,870         8.2              $ 9.36                 587            $ 9.43
     $    10.00 - $ 14.99           2,310         5.3              $12.61               1,592            $12.73
     $    15.00 - $ 16.75           2,043         5.5              $15.48               1,808            $15.50
                                    -----                                               -----
                                    6,223         6.2              $12.58               3,987            $13.50
                                    =====                                               =====

--------------------------------------------------------------------------------

The Company is accounting for its stock option plans under the provisions of the Accounting Principle Board's Opinion No. 25 and, accordingly, no compensation cost has been recognized. If compensation cost had been determined based on the fair value at the grant date for awards under this plan consistent with the method prescribed by FAS No. 123, the Company's net income and earnings per share for the years ended May 31, 2002 and 2001, would have been reduced to the pro forma amounts indicated in the following table:

(In thousands, except per share amounts)     2002       2001
---------------------------------------------------------------
Pro Forma Net Income                     $ 99,411   $ 59,956
===============================================================
Pro Forma Earnings Per Share:
  BASIC AND DILUTED                          $.95       $.59
===============================================================
As Reported Earnings Per Share:
  BASIC AND DILUTED                          $.97       $.62
===============================================================

The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions. The expected volatility rate is 34.2% for shares granted in 2002 and 32.5% for 2001. The expected life is 7.0 years, with dividend yields of 3.0% and 3.5% and risk-free interest rates of 4.4% and 5.1%, for 2002 and 2001, respectively.

Note E - Leases

At May 31, 2002, certain property, plant and equipment were leased by the Company under long-term leases. Certain of these leases provide for increased rental based upon an increase in the cost-of-living index. Future minimum lease commitments as of May 31, 2002 for all non-cancelable leases are as follows:


 May 31                    (In thousands)
-----------------------------------------
 2003                           $16,374
 2004                            11,304
 2005                             8,059
 2006                             5,722
 2007                             4,363
Thereafter                       16,402
-----------------------------------------
TOTAL MINIMUM LEASE COMMITMENTS  $ 62,224
=========================================


Rental expenses for all operating leases totaled $23,100,000 in 2002, $20,500,000 in 2001 and $17,200,000 in 2000. Capitalized leases were insignificant for the three years ended May 31, 2002.


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

--------------------------------------------------------------------------------

Net periodic pension cost (income) consisted of the following for the three years ended May 31, 2002:

                                                                U.S. Plans                             Non-U.S. Plans
                                                ----------------------------------------  ---------------------------------------
                                                    2002          2001           2000        2002        2001          2000
---------------------------------------------------------------------------------------------------------------------------------
(In thousands)
Service cost                                      $8,310        $7,742         $6,650      $1,073      $1,112        $1,122
Interest cost                                      6,706         6,470          5,678       2,305       2,314         2,176
Expected return on plan assets                    (8,589)       (9,157)        (6,123)     (3,118)     (3,396)       (3,026)
Amortization of:
Prior service cost                                   188           164            132
Net gain on adoption of FAS No. 87                   (85)          (87)           (96)
Net actuarial (gains) losses recognized              (11)          (62)           439          87         (85)           91
Curtailment/settlement (gains) losses                             (722)           103                                   (24)
---------------------------------------------------------------------------------------------------------------------------------
NET PENSION COST                                  $6,519        $4,348         $6,783      $  347      $  (55)      $   339
=================================================================================================================================

The changes in benefit obligations and plan assets, as well as the funded status of the Company's pension plans at May 31, 2002 and 2001 were as follows:

                                                                           U.S. Plans            Non-U.S. Plans
                                                                  ------------------------   -----------------------
                                                                     2002          2001         2002         2001
--------------------------------------------------------------------------------------------------------------------
(In thousands)
Benefit obligation at beginning of year                           $  87,199    $  81,892    $  34,175    $  32,343
Service cost                                                          8,310        7,742        1,073        1,112
Interest cost                                                         6,706        6,470        2,305        2,314
Benefits paid                                                       (14,022)     (12,785)      (1,465)      (1,452)
Participant contributions                                                                         385          428
Actuarial (gains) losses                                              7,508        4,156           47        2,030
Currency exchange rate changes                                                                 (1,276)      (2,600)
Curtailment/settlement (gains) losses                                               (721)
Plan amendments                                                         516
Acquisitions                                                                         445
--------------------------------------------------------------------------------------------------------------------
BENEFIT OBLIGATION AT END OF YEAR                                 $  96,217    $  87,199    $  35,244    $  34,175
====================================================================================================================

Fair value of plan assets at beginning of year                    $  93,899    $ 101,502    $  37,557    $  40,921
Actual return on plan assets                                         (4,748)      (2,543)      (2,101)         186
Employer contributions                                               10,216        7,202          360          500
Participant contributions                                                                         385          428
Benefits paid                                                       (14,022)     (12,785)      (1,476)      (1,641)
Currency exchange rate changes                                                                 (1,248)      (2,837)
Acquisitions                                                                         523
--------------------------------------------------------------------------------------------------------------------
FAIR VALUE OF PLAN ASSETS AT END OF YEAR                          $  85,345    $  93,899    $  33,477    $  37,557
====================================================================================================================

Excess (deficit) of plan assets versus
  benefit obligations at end of year                              $ (10,872)   $   6,700    $  (1,767)   $   3,382
Contributions after measurement date                                  2,661        2,537          104           93
Unrecognized actuarial (gains) losses                                23,571        2,715        8,439        3,514
Unrecognized prior service cost                                       1,896        1,568
Unrecognized net transitional asset                                    (113)        (198)
--------------------------------------------------------------------------------------------------------------------
NET AMOUNT RECOGNIZED                                             $  17,143    $  13,322    $   6,776    $   6,989
====================================================================================================================

                                                       U.S. Plans                      Non-U.S. Plans
                                                -------------------------       ------------------------
                                                    2002            2001            2002            2001
--------------------------------------------------------------------------------------------------------
(In thousands)
Amounts recognized in the consolidated
  balance sheets consist of:
Prepaid benefit cost                            $ 17,688        $ 14,057        $  7,739        $  7,974
Accrued benefit liability                           (792)           (781)         (1,106)         (1,041)
Accumulated other comprehensive loss                 247              46             143              56
--------------------------------------------------------------------------------------------------------
NET AMOUNT RECOGNIZED                           $ 17,143        $ 13,322        $  6,776        $  6,989
========================================================================================================

For domestic plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of assets were $1,293,000, $1,293,000 and $414,000, respectively, as of May 31, 2002 and $781,000, $781,000 and $ -0- , respectively, as of May 31,
2001.

For foreign plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of assets were $1,159,000, $1,106,000 and $ -0- , respectively, as of May 31, 2002 and $1,145,000, $1,042,000 and $ -0- , as of May 31, 2001.

The following weighted average assumptions were used to determine the Company's obligations under the plans:

                                                U.S. Plans                    Non-U.S. Plans
                                          ----------------------          ---------------------
                                           2002            2001            2002          2001
Discount rate                              7.25%           7.50%           6.63%         6.63%
Expected return on plan assets             9.00%           9.00%           8.13%         8.25%
Rate of compensation increase              4.00%           4.00%           4.00%         4.00%

The plans' assets consist primarily of stocks, bonds and fixed income securities.

The Company also sponsors an employee savings plan under Section 401(k) of the Internal Revenue Code, which covers substantially all non-union employees in the United States. The Plan provides for matching contributions in Company shares based upon qualified employee contributions. Matching contributions charged to income were $5,149,000, $5,170,000 and $4,925,000 for years ending May 31, 2002,
2001 and 2000, respectively.

--------------------------------------------------------------------------------

Note G - Post-retirement Health Care Benefits

In addition to the defined benefit pension plan, the Company also provides health care benefits to certain of its retired employees through unfunded plans. Employees become eligible for these benefits if they meet minimum age and service requirements. The components of this expense for the three years ended May 31, 2002 were as follows:

                                                                                      2002         2001             2000
--------------------------------------------------------------------------------------------------------------------------
(In thousands)
Service cost - Benefits earned during this period                                  $  131          $ 81             $110
Interest cost on the accumulated obligation                                           945           918              890
Amortization of unrecognized (gains)                                                  (51)         (124)            (55)
--------------------------------------------------------------------------------------------------------------------------
NET PERIODIC POST-RETIREMENT EXPENSE                                               $1,025          $875             $945
==========================================================================================================================

The changes in the benefit obligations of the plans at May 31, 2002 and 2001, were as follows:

                                                                                           2002                     2001
--------------------------------------------------------------------------------------------------------------------------
(In thousands)
Accumulated post-retirement benefit obligation at beginning of year                     $12,615                  $11,928
Service cost                                                                                131                       81
Interest cost                                                                               945                      918
Benefit payments                                                                           (904)                    (972)
Actuarial (gains) losses                                                                    804                      791
Currency exchange rate changes                                                             (109)                    (131)
--------------------------------------------------------------------------------------------------------------------------
Accumulated post-retirement benefit obligation at end of year                            13,482                   12,615
Unrecognized actuarial gains (losses)                                                       973                    1,874
--------------------------------------------------------------------------------------------------------------------------
ACCRUED POST-RETIREMENT HEALTH CARE BENEFITS                                            $14,455                  $14,489
==========================================================================================================================

A 7.25% general discount rate was used in determining the accumulated post-retirement benefit obligation as of May 31, 2002 (7.50% for May 31, 2001). An 8.00% increase in the cost of covered health care benefits was generally assumed for fiscal 2002 (7.00% for fiscal 2001). This trend rate in all cases is assumed to decrease to 5.00% after several years and remain at that level thereafter except for various union plans which will cap at alternate benefit levels. A 1.00% increase in the health care costs trend rate would have increased the accumulated post-retirement benefit obligation as of May 31, 2002 by $1,460,000 and the net post-retirement expense by $143,000. A 1.00% decrease in the health care costs trend rate would have decreased the accumulated post-retirement benefit obligation as of May 31, 2002 by $1,244,000 and the net post-retirement expense by $117,000.

Note H - Contingencies and Loss Reserves

Accrued loss reserves consist of the following:

May 31                                                                                         2002               2001
-------------------------------------------------------------------------------------------------------------------------
(In thousands)
Accrued product liability reserves                                                            $39,337            $39,054
Accrued warranty reserves - Current                                                             5,412              5,170
Accrued environmental reserves                                                                  6,455              9,557
Accrued other                                                                                     710              1,635
-------------------------------------------------------------------------------------------------------------------------
Accrued loss reserves - Current                                                                51,914             55,416
Accrued warranty reserves - Long-term                                                           9,655             11,959
-------------------------------------------------------------------------------------------------------------------------
TOTAL ACCRUED LOSS RESERVES                                                                    $61,569           $67,375
==========================================================================================================================

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

The Company and certain of its subsidiaries, principally Bondex, are named as defendants in a number of asbestos related bodily injury cases. In many cases, the plaintiffs are unable to demonstrate that any injuries they have incurred resulted from exposure to one of the Companies' products. These cases are generally dismissed with no payment. With respect to cases where compensable disease, exposure and causation are established, the companies generally settle for amounts each considers reasonable given the facts and circumstances of each case. Bondex's outside insurance carriers have historically been responsible, under a cost sharing agreement, for the payment of approximately 90% of defense and indemnity costs. Bondex has established a reserve to provide for its 10% share of these potential losses. Bondex expects that its outside insurance carriers will continue to cover a substantial portion of the costs associated with its asbestos litigation at least into the 2004 fiscal year period.

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

Due to the uncertainty inherent in the loss reserve estimation process, the Company is unable to estimate an additional range of loss in excess of its accruals. It is at least reasonably possible that actual costs will differ from estimates, but, based upon information presently available, such future costs are not expected to have a material adverse effect on the Company's financial position or its results of operations. However, such costs could be material to the Company's financial position or results of operations in a future period.

Note I - Restructuring and Asset Impairment Charge

For the year ended May 31, 2000, the Company recorded a restructuring charge of $51,970,000. Included in this charge were severance and other employee related costs of $21,986,000, contract exit and termination costs of $2,059,000, facility closures and write-downs of property, plant and equipment and intangibles of $22,342,000 and $5,583,000, respectively.

In addition to the $51,970,000 restructuring charge, related costs were incurred during the May 31, 2000 year primarily to account for inventory of certain product lines that were being discontinued, totaling $7,876,000, and these costs were charged to earnings and classified as a component of cost of sales.

The severance and other employee related costs provided for a reduction of approximately 780 employees related to facility closures and streamlining of operations for cost reduction initiatives. The costs of exit and contract termination were comprised primarily of non-cancelable lease obligations on the closed facilities. The charge for property, plant and equipment represented write-downs to net realizable value of less efficient and duplicate facilities and machinery and equipment no longer needed in the combined restructured manufacturing operations.

--------------------------------------------------------------------------------

Note J - Interim Financial Information (Unaudited)

The following is a summary of the quarterly results of operations for the years ended May 31, 2002 and 2001:

                                                           Three Months Ended
                                           -------------------------------------------------
                                           August 31   November 30   February 28     May 31
--------------------------------------------------------------------------------------------
(In thousands, except per share amounts)
2002
--------------------------------------------------------------------------------------------
Net sales                                  $533,275      $487,880     $407,538      $557,433
--------------------------------------------------------------------------------------------
Gross profit                               $250,674      $221,968     $178,636      $260,938
--------------------------------------------------------------------------------------------
Net income                                 $ 36,569      $ 24,490       $3,274      $ 37,221
--------------------------------------------------------------------------------------------
BASIC EARNINGS PER SHARE                       $.36          $.24         $.03          $.34
============================================================================================
DILUTED EARNINGS PER SHARE                     $.36          $.24         $.03          $.33
============================================================================================
DIVIDENDS PER SHARE                          $.1250        $.1250       $.1250        $.1250
============================================================================================

                                                           Three Months Ended
                                           -------------------------------------------------
                                           August 31   November 30   February 28     May 31
--------------------------------------------------------------------------------------------
(In thousands, except per share amounts)
2001
--------------------------------------------------------------------------------------------
Net sales                                  $554,923      $499,904     $405,400      $547,535
--------------------------------------------------------------------------------------------
Gross profit                               $256,316      $228,160     $171,238      $250,631
--------------------------------------------------------------------------------------------
Net income (loss)                          $ 28,850       $16,868      $(7,018)     $ 24,261
--------------------------------------------------------------------------------------------
BASIC EARNINGS (LOSS) PER SHARE                $.28          $.17        $(.07)         $.24
============================================================================================
DILUTED EARNINGS (LOSS) PER SHARE              $.28          $.17        $(.07)         $.24
============================================================================================
DIVIDENDS PER SHARE                          $.1225        $.1250       $.1250        $.1250
============================================================================================

Quarterly earnings per share do not total to the yearly earnings per share due to the weighted average number of shares outstanding in each quarter.

Independent Auditor's Report

     To The Board of Directors and Shareholders - RPM, Inc. and Subsidiaries Medina, Ohio

     We have audited the accompanying consolidated balance sheets of RPM, Inc. and Subsidiaries as of May 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three year period ended May 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RPM, Inc. and Subsidiaries at May 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three year period ended May 31, 2002, in conformity with accounting principles generally accepted in the United States.

     As discussed in Note A to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" effective June 1, 2001.


     /s/Ciulla, Smith & Dale, LLP

     Cleveland, Ohio
     July 3, 2002


QUARTERLY STOCK PRICE AND DIVIDEND INFORMATION

RPM, Inc. common shares are traded on the New York Stock Exchange under the symbol RPM. The high and low sale prices for the common shares, and the cash and stock dividends paid on the common shares, for each quarter of the two most recent fiscal years is set forth in the table below.

RANGE OF MARKET PRICES

Fiscal 2002                     High           Low      Dividends paid per share
--------------------------------------------------------------------------------
1st Quarter                   $11.15        $ 8.02                      $ 0.1250
2nd Quarter                    15.05          7.91                        0.1250
3rd Quarter                    17.08         12.90                        0.1250
4th Quarter                    17.87         14.15                        0.1250

Fiscal 2001                     High           Low      Dividends paid per share
--------------------------------------------------------------------------------
1st Quarter                   $10.75        $ 8.63                      $ 0.1225
2nd Quarter                    10.25          7.75                        0.1250
3rd Quarter                     9.94          8.25                        0.1250
4th Quarter                    10.50          8.25                        0.1250

Source: The Wall Street Journal

The number of holders of record of RPM, Inc. Common Shares as of July 12, 2002 was 40,231.