Form 10-K, Exhibit 13
period 2007-05-31
RPM INTERNATIONAL INC/DE/
filed 2007-07-30
CIK 110621

Exhibit 13.1

Annual
Report	Financial Section Contents

22	Management’s Discussion and Analysis
34	Financial Statements
38	Notes to Financial Statements
64	Quarterly Stock Price and Dividend Information
65	Management’s Report on Internal Control
66	Auditors’ Reports
69	Stockholder Information
70	Subsidiaries
See Our Special Cover Fold-Out for Selected Financial Data
RPM International Inc. and Subsidiaries       21

management’s discussion and analysis
Management’s Discussion and Analysis
of Results of Operations and Financial Condition
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Our Consolidated Financial Statements include the accounts of RPM International Inc. and its majority-owned subsidiaries. Preparation of our financial statements requires the use of estimates and assumptions that affect the reported amounts of our assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We continually evaluate these estimates, including those related to our asbestos liability; allowances for doubtful accounts; inventories; allowances for recoverable taxes; useful lives of property, plant and equipment; goodwill; environmental and other contingent liabilities; income tax valuation allowances; pension plans; and the fair value of financial instruments. We base our estimates on historical experience, our most recent facts, and other assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of our assets and liabilities. Actual results, which are shaped by actual market conditions, including legal settlements, may differ materially from our estimates.
We have identified below the accounting policies and estimates that are the most critical to our financial statements.
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
We also record revenues generated under long-term construction-type contracts, mainly in connection with the installation of specialized roofing and flooring systems, and related services. In general, we account for long-term construction-type contracts under the percentage-of-completion method and, therefore, record contract revenues and related costs as our contracts progress. This method recognizes the economic results of contract performance on a timelier basis than does the completed-contract method; however, application of this method requires reasonably dependable estimates of progress toward completion, as well as other dependable estimates. When reasonably dependable estimates cannot be made, or if other factors make estimates doubtful, the completed-contract method is applied. Under the completed-contract method, billings and costs are accumulated on the balance sheet as the contract progresses, but no revenue is recognized until the contract is complete or substantially complete.
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
22       RPM International Inc. and Subsidiaries

management’s discussion and analysis
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
Other Long-Lived Assets
We assess identifiable non-goodwill intangibles and other long-lived assets for impairment whenever events or changes in facts and circumstances indicate the possibility that the carrying value may not be recoverable. Factors considered important, which might trigger an impairment evaluation, include the following:
•	significant under-performance relative to historical or projected future operating results;

•	significant changes in the manner of our use of the acquired assets;

•	significant changes in the strategy for our overall business;

•	and significant negative industry or economic trends.
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
In determining the adequacy of the valuation allowance, management considers anticipated taxable income resulting from the reversal of future taxable temporary differences, cumulative and anticipated amounts of domestic and international earnings or losses, and anticipated amounts of foreign source income.
We intend to maintain the recorded valuation allowances until sufficient positive evidence (for example, cumulative positive foreign earnings or additional foreign source income) exists to support a reversal of the tax valuation allowances.
We have not provided for U.S. income and foreign withholding taxes on approximately $601.8 million of foreign subsidiaries’ undistributed earnings as of May 31, 2007, because such earnings have been retained and reinvested by the subsidiaries. Accordingly, no provision has been made for U.S. or foreign withholding taxes which may become payable if undistributed earnings of foreign subsidiaries were paid to us as dividends. The additional income taxes and applicable withholding taxes that would result had such earnings actually been repatriated are not practically determinable.
Contingencies
We are party to claims and lawsuits arising in the normal course of business, including the various asbestos-related suits discussed herein and in Note I to our Consolidated Financial Statements. Although we cannot precisely predict the amount of any liability that may ultimately arise with respect to any of these matters, we record provisions when we consider the liability probable and reasonably estimable. The provisions are based on historical experience and legal advice, are reviewed quarterly and are adjusted according to developments. Estimating probable losses requires analysis of multiple forecasted factors that often depend on judgments about potential actions by third parties such as regulators, courts, and state and federal legislatures. Changes in the amount of the provisions affect our consolidated statements of income. Due to the inherent uncertainties in the loss reserve estimation process, we are unable to estimate an additional range of loss in excess of our accruals. We may incur asbestos costs in addition to any amounts reserved, which may have a material adverse effect on our financial condition, results of operations or cash flows.
RPM International Inc. and Subsidiaries       23

management’s discussion and analysis
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
Additionally, our operations are subject to various federal, state, local and foreign tax laws and regulations which govern, among other things, taxes on worldwide income. The calculation of our income tax expense is based on the best information available and involves significant management judgment. The actual income tax liability for each jurisdiction in any year can, in some instances, be ultimately determined several years after the financial statements are published.
We maintain reserves for estimated income tax exposures for many different jurisdictions. Tax exposures are settled primarily through the resolution of audits within each tax jurisdiction or the closing of a statute of limitation. Exposures can also be affected by changes in applicable tax law or other factors, which may cause management to believe a revision of past estimates is appropriate. Management believes that an appropriate liability has been established for income tax exposures; however, actual results may materially differ from these estimates.
SEGMENT INFORMATION
Our business is divided into two reportable operating segments: the consumer segment and the industrial segment. Within each reportable operating segment, individual groups of companies and product lines generally address common markets, utilize similar technologies, and are able to share manufacturing or distribution capabilities. We evaluate the profit performance of our segments based on income (loss) before income taxes, but also look to earnings (loss) before interest and taxes (“EBIT”) as a performance evaluation measure because interest expense is essentially related to corporate acquisitions, as opposed to segment operations.
Industrial segment products are sold throughout North America and account for most of our sales in Europe, South America, Asia, Africa, Australia and the Middle East. Our industrial product lines are sold primarily to distributors, contractors and directly to certain end users, such as industrial manufacturing facilities, educational and governmental institutions, and commercial establishments. Industrial segment products reach their markets through a combination of direct sales, sales representative organizations, distributor sales, and sales of licensees and joint ventures.
Consumer segment products are sold primarily throughout North America to mass merchandisers, home centers, hardware stores, paint stores, automotive supply stores and craft shops. Consumer segment products are sold to retailers through a combination of direct sales, sales representative organizations and distributor sales.
In addition to our two reportable operating segments, there are certain business activities, referred to as “corporate/other,” that do not constitute an operating segment, including corporate administration and results of our captive insurance activities. In addition to the results for these items, the category “corporate/other” also includes the gains or losses on the sales of certain assets and other expenses not directly associated with either of our two reportable operating segments. Corporate/other assets consist primarily of investments, prepaid expenses, deferred pension assets, and headquarters’ property and equipment. These corporate and other assets and expenses reconcile reportable operating segment data to total consolidated net sales, income (loss) before income taxes, identifiable assets, capital expenditures, and depreciation and amortization.
24       RPM International Inc. and Subsidiaries

management’s discussion and analysis
The following table reflects the results of our reportable operating segments consistent with our management philosophy, and represents the information we utilize, in conjunction with various strategic, operational and other financial performance criteria, in evaluating the performance of our portfolio of product lines. For further information pertaining to our segments, refer to Note J, “Segment Information,” to our Consolidated Financial Statements.
SEGMENT INFORMATION
(In thousands)

Year Ended May 31	2007	2006		2005

Net Sales
Industrial Segment	$2,100,386	$1,811,590		$1,441,548
Consumer Segment	1,238,378	1,196,748		1,114,187

Consolidated	$3,338,764	$3,008,338		$2,555,735

Income (Loss) Before Income Taxes(a)
Industrial Segment
Income Before Income Taxes(a)	$233,120	$201,230		$168,578
Interest (Expense), Net	(1,937)	(1,711)		532

EBIT(b)	$235,057	$202,941		$168,046

Consumer Segment
Income Before Income Taxes(a)	$151,496	$159,147		$147,601
Interest (Expense), Net	(2,895)	(142)		415

EBIT(b)	$154,391	$159,289		$147,186

Corporate/Other
(Expense) Before Income Taxes(a)	$(77,081)	$(482,852	)(c)	$(152,451	)(c)
Interest (Expense), Net	(42,201)	(39,490)		(36,325)

EBIT(b)	$(34,880)	$(443,362)		$(116,126)

Consolidated
Income (Loss) Before Income Taxes(a)	$307,535	$(122,475)		$163,728
Interest (Expense), Net	(47,033)	(41,343)		(35,378)

EBIT(b)	$354,568	$(81,132)		$199,106

(a)	The presentation includes a reconciliation of Income (Loss) Before Income Taxes, a measure defined by Generally Accepted Accounting Principles (GAAP) in the United States, to EBIT.

(b)	EBIT is defined as earnings (loss) before interest and taxes. We evaluate the profit performance of our segments based on income (loss) before income taxes, but also look to EBIT as a performance evaluation measure because interest expense is essentially related to corporate acquisitions, as opposed to segment operations. We believe EBIT is useful to investors for this purpose as well, using EBIT as a metric in their investment decisions. EBIT should not be considered an alternative to, or more meaningful than, operating income as determined in accordance with GAAP, since EBIT omits the impact of interest and taxes in determining operating performance, which represent items necessary to our continued operations, given our level of indebtedness and ongoing tax obligations. Nonetheless, EBIT is a key measure expected by and useful to our fixed income investors, rating agencies and the banking community all of whom believe, and we concur, that this measure is critical to the capital markets’ analysis of our segments’ core operating performance. We also evaluate EBIT because it is clear that movements in EBIT impact our ability to attract financing. Our underwriters and bankers consistently require inclusion of this measure in offering memoranda in conjunction with any debt underwriting or bank financing. EBIT may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results.

(c)	The asbestos charges, totaling $380.0 million in fiscal 2006 and $78.0 million in fiscal 2005, reflected in Corporate/Other, relate to our Bondex International, Inc. subsidiary (see Note I to the Consolidated Financial Statements).
RPM International Inc. and Subsidiaries       25

management’s discussion and analysis
RESULTS OF OPERATIONS
Fiscal 2007 Compared with Fiscal 2006
Net Sales On a consolidated basis, net sales of $3.339 billion for the current fiscal year ended May 31, 2007 grew 11.0%, or $330.4 million, over net sales of $3.008 billion during the comparable period last year. The August 31, 2005 acquisition of illbruck Sealant Systems (“illbruck”), plus nine other smaller acquisitions, slightly offset by one small divestiture, contributed 4.3%, or $129.9 million, to the growth over last year. Organic sales contributed 6.7% to the growth in sales from last year, or $200.5 million, and included 2.0% from pricing initiatives and 1.3% from net favorable foreign exchange rates year-over-year, primarily against the stronger euro and Canadian dollar, offset slightly by certain weaker Latin American and other currencies.
Industrial segment net sales, which comprised 62.9% of the current year’s consolidated net sales, totaled $2.100 billion; growing 15.9% from last year’s $1.812 billion. This segment’s net sales growth resulted from the combination of the acquisition of illbruck, plus six other smaller acquisitions, which contributed 5.6%, plus organic sales, which added 10.3%, including 2.7% from pricing and 1.7% from net favorable foreign exchange differences. Within the segment, several product lines provided notable organic growth over last year, including corrosion control coatings, fiberglass reinforced plastic grating composites and institutional roofing and related services. Internationally, product lines in this segment provided significant organic growth in Europe, Canada and Latin America. There were strong organic sales improvements throughout this segment, with much of this growth related to ongoing industrial and commercial maintenance and improvement activities primarily in North America, but also in Europe, Latin America and other regions of the world, as well as increased new construction in those sectors. We continue to secure new business and grow market share among our industrial segment operations.
Consumer segment net sales, which comprised 37.1% of the current year’s consolidated net sales, increased 3.5% to $1.238 billion from last year’s $1.197 billion. Organic sales contributed 1.1% to the growth in sales, which included pricing of 0.8% and 0.6% from net favorable foreign exchange differences. Contributions to sales from acquisitions of three product lines were slightly offset by a January 2006 divestiture, for a net contribution of 2.4% to sales. The contribution from organic sales in this segment has slowed over the past year, principally as a result of fluctuating order patterns among major retail customers in their efforts to manage their inventories, as well as declines in existing homes turnover and, to a lesser extent, new housing starts, which have affected several lines of the business.
Gross Profit Margin Consolidated gross profit margin of 40.8% of net sales this current fiscal year declined from 41.5% a year ago. This margin decline of 0.7%, or 70 basis points (“bps”), is the result of several factors, a main one being continued higher costs of a number of our raw materials, such as asphalts and various resins, net of higher pricing initiatives (approximately 40 bps). Numerous price increases have been initiated throughout both operating segments during the past year to help compensate or recover these higher material costs, a number of which are beginning to moderate. Several recent acquisitions, particularly illbruck, also carry inherently lower gross margin structures and further impacted gross margin this quarter, by approximately 20 bps. In addition, a comparatively lower-margin mix of sales, including increased services sales, which also generate structurally lower gross margin, further weighed on this margin.
Industrial segment gross profit margin for this year declined to 42.1% of net sales from 43.0% last year. This 90 bps margin decline in this segment essentially relates to the lower-margin illbruck acquisition (approximately 20 bps); higher raw material costs, net of higher pricing (approximately 40 bps); and the continued growth in the lower-margin, mainly service-driven mix of sales.
Consumer segment gross profit margin for this current fiscal year declined to 38.4% of net sales from 39.2% last year, or 80 bps. Higher raw material costs, net of higher pricing initiatives, amounted to approximately 30 bps, while the change in delivery terms with a major customer during this year’s second quarter impacted this segment’s margins by approximately 40 bps. The remaining difference results from the fluctuating order patterns among major retail customers in their efforts to manage their inventories, as well as continued declines in existing homes turnover and new housing starts, which have impacted several product lines within this segment.
Selling, General and Administrative Expenses (“SG&A”) Consolidated SG&A expense levels for this year improved by 100 bps to 30.6% of net sales compared with 31.6% a year ago. Reflected in the improvement is the leverage from the 5.4% organic sales growth, including higher pricing. Additionally, the prior year included approximately $10.2 million of one-time costs, which included the finalization of the Dryvit national residential class action settlement ($5.0 million), the sale of a small subsidiary ($2.7 million), hurricane-related costs ($1.0 million), and certain costs incurred for a European pension plan ($1.5 million). The mix of increased service sales over the prior year, which are characterized by relatively lower SG&A support requirements, also contributed to the improvement. Other factors having a favorable impact on margins included tighter spending controls across both segments and a change in delivery terms with a major customer, which occurred during this year’s second quarter and included an arrangement whereby this customer provides for its own shipping.
Industrial segment SG&A improved by 90 bps to 30.9% of net sales this current fiscal year from 31.8% a year ago, which principally reflects the leverage of organic sales growth of 8.6% for this segment, including higher pricing. This segment’s recent acquisitions also had a favorable impact on this year’s results, impacting margins by approximately 10 bps.
26       RPM International Inc. and Subsidiaries

management’s discussion and analysis
Consumer segment SG&A of 25.9% of net sales remained unchanged from a year ago, reflecting the change in delivery terms with a major customer, effective cost containment and other savings programs.
Corporate/Other SG&A expenses decreased during this year to $49.8 million from $63.4 million for the comparable period last year, principally reflecting last year’s $10.2 million of one-time costs, as previously discussed. Excluding the one-time costs from the prior year, SG&A expenses were further reduced by approximately $3.4 million this year, mainly from reductions in certain employment and benefit-related costs, including insurance and pensions. Certain other increases in employment-related costs, including compensation and additional grants made under the Omnibus Plan, slightly offset these savings.
License fee and joint venture income of approximately $2.5 million and $2.2 million for the years ended May 31, 2007 and 2006, respectively, are reflected as reductions of consolidated SG&A expenses.
We recorded total net periodic pension and postretirement benefit cost of $20.2 million and $19.7 million for the years ended May 31, 2007 and 2006, respectively. This increased pension expense of $0.5 million was attributable to increased pension service and interest cost approximating $1.9 million, in combination with additional net actuarial losses incurred of $0.3 million, offset by an improvement in the expected return on plan assets of $1.7 million. A change of 0.25% in the discount rate or expected rate of return on plan assets assumptions would result in $1.2 million and of $0.6 million higher pension expense, respectively. The assumptions and estimates used to determine the discount rate and expected return on plan assets are more fully described in Note G, “Pension Plans,” and Note H, “Postretirement Health Care Benefits,” to our Consolidated Financial Statements. We expect that pension expense will fluctuate on a year-to-year basis depending upon the investment performance of plan assets, but such changes are not expected to be material as a percentage of income before income taxes.
Asbestos Charge (Income) As described in Note I to the Consolidated Financial Statements, we recorded a pre-tax asbestos charge of $380.0 million for the fiscal year ended May 31, 2006 in connection with the completion of a calculation of our liability for unasserted potential future asbestos-related claims by an independent consulting firm. There was no related charge taken or incurred during the current fiscal year ended May 31, 2007; however, our Bondex subsidiary reached a cash settlement of $15.0 million, the terms of which are confidential by agreement of the parties, with one of our former insurance carriers regarding asbestos-matters and recorded income during our second fiscal quarter ended November 30, 2006. For additional information, refer to Note I to the Consolidated Financial Statements.
Net Interest Expense Net interest expense was $5.7 million higher in the current fiscal year of fiscal 2007 than 2006. Included in this increase is $1.1 million paid in association with the early retirement of our Private Placement Senior Notes during the quarter ended August 31, 2006 (refer to Liquidity and Capital Resources — Financing Activities, below). Interest rates overall averaged 5.6% during fiscal 2007, compared with 5.2% for fiscal 2006, accounting for $3.4 million of the interest expense increase. Higher average net borrowings associated with recent acquisitions, approximating $132.5 million, were offset by interest saved through net debt paydowns, for a net increase of $5.6 million of interest expense. Investment income performance improved year-over-year and provided $4.4 million of additional income in 2007.
Income (Loss) Before Income Taxes (“IBT”) Consolidated IBT for this year improved by $430.0 million, or 351.1%, to $307.5 million from a net loss of $122.5 million during the year ended May 31, 2006, with margin comparisons of 9.2% of net sales versus (4.1)% a year ago. While prior year IBT includes a pre-tax asbestos reserve charge of $380.0 million, the current year IBT includes pre-tax asbestos-related settlement income of $15.0 million. Excluding the impact of the asbestos-related items, IBT for this year would have improved by 13.6%, while current year margin of 8.8% would compare with last year’s adjusted margin of 8.5%.
Industrial segment IBT grew by $31.9 million, or 15.8%, to $233.1 million from last year’s $201.2 million, primarily from this segment’s organic unit sales growth. Consumer segment IBT declined by 4.8%, to $151.5 million from $159.1 million last year, mainly as a result of organic unit sales decline, excluding the favorable impacts of pricing and foreign exchange.
For a reconciliation of IBT to earnings (loss) before interest and taxes, see the Segment Information table located on page 25 of this Annual Report.
Income Tax Rate The effective income tax expense rate was 32.3% for the year ended May 31, 2007 compared to an effective income tax benefit rate of 37.8% for the year ended May 31, 2006.
For the year ended May 31, 2007 and, to a greater extent for the year ended May 31, 2006, the effective tax rate differed from the federal statutory rate due to decreases in the effective tax rate principally as a result of certain tax credits and by the U.S. tax impact of foreign operations. Furthermore, during the year ended May 31, 2007, a decrease in the effective income tax expense rate resulted from a one-time benefit relating to the resolution of prior years’ tax liabilities in the amount of $2.1 million. The year ended May 31, 2006 was impacted by a decrease in the effective tax rate as a result of a one-time state income tax benefit related to changes in Ohio tax laws, including the effect of lower tax rates, enacted on June 30, 2005.
RPM International Inc. and Subsidiaries       27

management’s discussion and analysis
For the year ended May 31, 2007, and to a greater extent for the year ended May 31, 2006, the decreases in the effective tax rate were partially offset by valuation allowances associated with losses incurred by certain of our foreign businesses, valuation allowances related to U.S. federal foreign tax credit carryforwards and state and local income taxes.
As of May 31, 2007, we have determined, based on the available evidence, that it is uncertain whether we will be able to recognize certain deferred tax assets. Therefore, in accordance with the provisions of SFAS No. 109, “Accounting for Income Taxes,” we have provided valuation allowances against such deferred tax assets. The valuation allowances relate to U.S. federal foreign tax credit carryforwards, certain foreign net operating losses and net foreign deferred tax assets recorded in purchase accounting. We intend to maintain the valuation allowance recorded as of May 31, 2007 for certain deferred tax assets until sufficient positive evidence (for example, cumulative positive foreign earnings or additional foreign source income) exists to support the reversal of the tax valuation allowances. A portion of the valuation allowance is associated with deferred tax assets recorded in purchase accounting. Any reversal of the valuation allowance that was recorded in purchase accounting would reduce goodwill.
The effective income tax expense rate for the year ended May 31, 2007 reflects the impact of a cash settlement with an insurance carrier regarding asbestos-matters, which resulted in income of $15.0 million. Excluding the asbestos-related settlement income, the effective income tax expense rate for this year would have been adjusted to a pro-forma annualized effective income tax rate of 32.1%. The effective income tax benefit rate for the year ended May 31, 2006 reflects the impact of the $380.0 million asbestos charge. Excluding the asbestos charge, the effective income tax rate for the prior year would have been adjusted to a pro-forma effective income tax expense rate of 34.7%.
Net Income Net income of $208.3 million for the year ended May 31, 2007 compares to net loss of $76.2 million for fiscal 2006. The prior year net loss reflects the impact of an after-tax asbestos reserve charge of $244.3 million, while the current year reflects a one-time gain of $2.1 million relating to the settlement of prior years’ tax liabilities, and income of $9.7 million (after-tax) related to the impact of a cash settlement received from one of the defendant insurers, as discussed previously. Excluding the impact of the asbestos-related items, this year’s net income would have reflected an improvement of $30.5 million, or 18.1%, to $198.6 million from last year’s adjusted $168.1 million. Margin on sales of 6.0% this year compares to last year’s adjusted 5.6%, excluding the asbestos items, with this 40 bps margin difference mostly the result of the combination of higher organic unit sales volume, the one-time costs a year ago, the movement in sales mix and the influence of several favorable acquisitions.
Diluted earnings per common share for this year improved by 352.3%, to $1.64 from a diluted loss per common share of $0.65 a year ago. Excluding the asbestos-related items previously discussed, diluted earnings per common share for this year improved by 16.3%, to $1.57, compared with last year’s adjusted $1.35.
Fiscal 2006 Compared with Fiscal 2005
Net Sales Consolidated net sales for 2006 of $3.008 billion improved 17.7%, or $452.6 million, over 2005 net sales of $2.556 billion. Contributing to this improvement was primarily growth in organic sales of approximately $272.1 million, or 10.7%, including 3.3% pricing, plus nine acquisitions, net of one small divestiture, resulting in another 6.9% growth in sales, or $176.9 million. Net favorable foreign exchange rates, relating primarily to the Canadian and Latin American currencies, partly offset by mainly the euro, provided the remaining 0.1%, or $3.6 million, of the growth in sales over 2005.
Industrial segment net sales for 2006 grew 25.7% to $1.812 billion from $1.442 billion in 2005, comprising 60.2% of consolidated net sales for 2006. This segment’s net sales growth resulted primarily from organic sales growth of 13.1%, including 3.2% pricing, plus 12.4% from the 2006 acquisition of illbruck and six smaller acquisitions, with the remaining 0.1% from net favorable foreign exchange differences. Within the segment, the most notable growth in organic sales occurred among molded composite structures, corrosion control coatings, construction sealants and admixtures, roofing, powder coatings and exterior insulating finishes. Much of this demand improvement relates to increased industrial sector maintenance and improvement activity across North America, but also in Europe, Latin America, Africa and the Middle East, as well as increased commercial and industrial construction. We continue to secure new business and grow market share among our industrial segment operations.
Consumer segment net sales for the year grew 7.4% to $1.197 billion from $1.114 billion in 2005, comprising 39.8% of consolidated net sales for 2006. Growth in organic sales added 7.5% (3.4% from pricing) to the consumer segment sales total, plus 0.1% from favorable foreign exchange differences, offset by 0.2% from a small divestiture, net of two small acquisitions. Beginning in February 2005, our retail merchandising services arrangements were changed with certain customers, resulting in a year-over-year reduction in net sales and gross profit, with a related reduction in selling expenses; otherwise, organic sales growth in 2006 would have been 8.4%, or 0.9% stronger. There were notable organic sales increases in this segment among caulks and sealants; primer-sealers; confectionary, sliced fruit and pharmaceutical glazes; and small-project paints and coatings. Retail demand by the consumer remained fairly steady throughout the year, augmented by continuous product development among our businesses.
28       RPM International Inc. and Subsidiaries

management’s discussion and analysis
Gross Profit Margin Consolidated gross profit margin of 41.6% of net sales in 2006 declined from 43.3% in 2005. This margin decline of 170 bps, resulted from several factors, including the higher costs of a number of our raw and packaging materials, particularly petrochemical-based, net of higher pricing initiatives (50 bps), coupled with the inherently lower gross margin structures of several of our recent acquisitions, particularly illbruck (60 bps). Numerous price increases were initiated throughout the operating segments to help compensate or recover these higher material costs, many of which have recently begun to moderate. The additional gross margin decline resulted from a comparatively lower-margin mix of sales, including increased services sales, which characteristically carry lower gross margins, plus the change in merchandising services arrangements (20 bps).
Industrial segment gross profit margin for 2006 declined to 43.0% of net sales from 44.8% in 2005. This 180 bps margin decline mainly related to the recent acquisitions, particularly illbruck (110 bps) and a primarily service-driven lower-margin mix of sales. The productivity gains from this segment’s 9.9% organic unit sales growth, combined with pricing initiatives, more than offset raw material cost increases in 2006.
Consumer segment gross profit margin for 2006 declined to 39.5% of net sales from 41.3% in 2005. The higher raw material costs, net of pricing initiatives, impacted this segment’s margin by approximately 100 bps, while the change in merchandising services arrangements had a negative impact of 50 bps. A partly service-driven lower-margin mix of sales accounted for the difference.
Selling, General and Administrative Expenses (“SG&A”) Consolidated SG&A expense levels improved by 80 bps, declining to 31.7% of net sales compared with 32.5% in 2005. The 7.4% organic unit sales growth, higher pricing initiatives during fiscal 2006 (90 bps), the favorable SG&A cost structure of illbruck and other acquisitions (30 bps), and the change in merchandising services arrangements (10 bps) primarily drove this expense level improvement. This combination of favorable factors more than offset higher employment-related costs, including health care and other benefits, compensation and incentives, as well as higher fuel-related distribution costs; warranty claims; legal, audit and environmental, and other growth-related expenditures and investments, in addition to the $10.2 million of one-time costs incurred during the second quarter of fiscal 2006, comprised primarily of additional costs associated with the finalization of the Dryvit national residential class action settlement ($5.0 million) and the loss on sale of a small non-core subsidiary ($2.7 million), along with uninsured hurricane-related losses and costs associated with a European pension plan.
Industrial segment SG&A improved by 140 bps to 31.8% of net sales in 2006 from 33.2% in 2005, reflecting principally the leverage benefit from 9.9% organic unit sales growth, higher pricing (80 bps), the favorable SG&A cost structure of illbruck and other acquisitions (50 bps), and cost containment and savings programs collectively more than offsetting higher employment-related costs, fuel-related distribution costs, legal costs, and other growth-related expenditures and investments.
Consumer segment SG&A improved by 190 bps to 26.2% of net sales in 2006 compared with 28.1% in 2005, reflecting principally higher pricing effect (90 bps), the leverage benefit from 5.0% organic unit sales growth, this segment’s change in merchandising servicing arrangements (40 bps), and cost containment and savings programs more than offsetting higher employment-related costs, warranty claims, certain environmental costs and other growth-related expenditures and investments.
Corporate/Other SG&A expenses increased during 2006 to $63.4 million from $38.1 million during 2005, reflecting primarily the $10.2 million of one-time costs incurred during the second quarter of fiscal 2006, outlined previously, plus $13.5 million toward increased employment-related costs, including $7.9 million in higher health care costs for covered U.S. and Canadian employees and $1.8 million for additional grants made under the October 2004 Omnibus Equity Incentive Plan.
License fee and joint venture income of approximately $2.2 million and $0.6 million for the years ended May 31, 2006 and 2005, respectively, are reflected as reductions of consolidated SG&A expenses.
We recorded total net periodic pension and postretirement benefit cost of $19.7 million and $16.0 million for 2006 and 2005, respectively. This combined expense increase of $3.7 million was essentially attributable to increased pension service and interest cost approximating $3.6 million, in combination with additional net actuarial losses incurred of $1.0 million, partly offset by improvement against the expected return on plan assets of $0.9 million. A change of 0.25% in the discount rate or expected rate of return on plan assets assumptions would result in $1.2 million and of $0.5 million higher pension expense, respectively. We expect that pension expense will continue to fluctuate on a year-to-year basis depending upon the investment performance of plan assets, but such changes are not expected to be material as a percentage of income before income taxes.
Asbestos Charges As described in Note I to the Consolidated Financial Statements, we recorded asbestos charges of $380.0 million and $78.0 million during 2006 and 2005, respectively. Please refer to our Consolidated Financial Statements for further information.
Net Interest Expense Net interest expense was $6.0 million higher in 2006 than in 2005. Interest rates averaged 5.19% during in 2006, compared with 4.85% in 2005, accounting for nearly $3.1 million in increased interest expense. This average rate increase was largely related to the Federal Reserve Bank rate increases during 2006, which directly affected the interest rates on our variable-rate indebtedness. Additional borrowings associated with acquisitions added approximately $6.6 million
RPM International Inc. and Subsidiaries       29

management’s discussion and analysis
more interest expense in 2006, while reductions of outstanding debt during fiscal 2006 reduced interest cost by approximately $2.2 million and improved investment income performance provided approximately $1.5 million of additional income.
Income (Loss) Before Income Taxes (“IBT”) Consolidated loss before taxes in 2006 of $122.5 million represents a decline of $286.2 million, or 174.8%, from IBT of $163.7 million in 2005, with margin comparisons of (4.1)% of net sales versus 6.4% in 2005. Excluding both years’ asbestos charges, consolidated IBT in 2006 would have amounted to $257.5 million, an improvement of $15.8 million, or 6.5%, from adjusted IBT of $241.7 million in 2005, with margin comparisons of 8.6% of net sales versus 9.5% in 2005. This decline in margin year-over-year reflects primarily the one-time costs incurred during the second quarter of fiscal 2006, as previously discussed, the negative margin impact from higher material costs in 2006, and relatively low first-year IBT results, as expected, from the illbruck acquisition.
Industrial segment IBT grew by $32.6 million, or 19.4%, to $201.2 million from $168.6 million in 2005, mainly from the strength of this segment’s organic sales growth. Consumer segment IBT improved by $11.5 million, or 7.8%, to $159.1 million from $147.6 million in 2005, also reflecting mainly organic sales growth along with cost controls, partly offset by the negative margin impact from higher material costs in this segment. Combined operating IBT improved by $44.2 million, or 14.0%, over 2005.
For a reconciliation of IBT to earnings (loss) before interest and taxes, see the Segment Information table located on page 25 of this Annual Report.
Income Tax Rate The effective income tax benefit rate was 37.8% for 2006 compared to an effective income tax expense rate of 35.8% for 2005.
In 2006, and to a lesser extent in 2005, the effective tax rate differed from the federal statutory rate due to increases principally as a result of an increase in valuation allowances associated with losses incurred by certain of our foreign businesses, valuation allowances related to U.S. federal foreign tax credit carryforwards and other non-deductible business operating expenses. The increases in the effective tax rate were partially offset by the U.S. tax impact of foreign operations and reductions in state and local taxes, including an income tax benefit relating to changes in state tax laws and the effects of lower tax rates enacted during fiscal 2006.
The effective income tax benefit rate for 2006 reflects the impact of the $380.0 million asbestos liability charges. Excluding these asbestos charges, the effective income tax rate for 2006 would have been adjusted to a pro forma effective income tax expense rate of 34.7%. The effective income tax rate for 2005 reflects the impact of the $78.0 million asbestos liability charges that year. Excluding those asbestos charges, the effective income tax rate for 2005 would have been adjusted to a pro forma effective income tax rate of 36.1%.
Net Income (Loss) Net loss of $76.2 million for 2006 compares to net income of $105.0 million in 2005. This $181.2 million decline reflects the impact of the $244.3 million after-tax asbestos charges taken in 2006, versus $49.5 million in 2005, for a net difference of $194.8 million. Excluding the impact of these asbestos charges, 2006 net income would have been an adjusted $168.1 million, representing an increase of $13.6 million, or 8.8%, from $154.5 million in 2005. Margin on sales would have been an adjusted 5.6% in 2006 compared with 6.0% of sales during 2005, with this 40 bps margin difference mainly the result of the higher year-over-year material costs and lower first-year earnings results, as expected, from the illbruck acquisition.
Diluted earnings (loss) per common share in 2006 of ($0.65) compare with $0.86 in 2005. Excluding the asbestos charges, adjusted 2006 diluted earnings per common share would have increased by 8.0%, to $1.35 from an adjusted $1.25 in 2005.
LIQUIDITY AND CAPITAL RESOURCES
Operating Activities
Operating activities generated positive cash flow of $202.3 million during fiscal 2007 compared with $185.5 million generated during fiscal 2006, an increase of $16.8 million or 9.1%. Factoring out the after-tax asbestos-related cash payments and insurance recoveries of $33.3 million and $37.7 million, respectively, operating activities generated positive cash flow of $235.5 million in fiscal 2007 compared with $223.1 million during fiscal 2006, up $12.4 million or 5.6%. Fiscal 2007 adjusted net income of $198.6 million, which excludes $15.0 million ($9.7 million after-tax) in asbestos-related insurance recoveries, reflects an improvement of $30.5 million over fiscal 2006 adjusted net income of $168.1 million, which was affected by $380.0 million ($244.3 million after-tax) in charges for asbestos-related liabilities but had no effect on cash flow. The improvement in cash flow of $12.4 million, as discussed above, was positively impacted by additional depreciation and amortization of $7.3 million versus the prior period, while trade accounts receivable required a usage of $15.5 million in cash flow year-over-year, principally associated with an increase in sales versus the prior year and an unfavorable increase of 2.1 days in days sales outstanding (“DSO”) since May 31, 2006. On the other hand, inventories provided $18.4 million in operating cash year-over-year as a result of a 1.3 days improvement in our days inventory outstanding (“DIO”) since May 31, 2006, while accounts payable required the usage of an additional $4.7 million of cash year-over-year as a result of the increased sales volume and the associated inventory purchases necessary to support these levels, offset by timing of payments and a 2.7 day improvement in our days accounts payable outstanding versus the prior fiscal year end. All other remaining year-over-year balance sheet changes related to cash flows from operations had a net unfavorable impact of $23.6 million.
30       RPM International Inc. and Subsidiaries

management’s discussion and analysis
Payments made for asbestos-related claims of $67.0 million ($42.9 million after-tax) in fiscal 2007 and $59.9 million ($37.7 million after-tax) in fiscal 2006 were a year-over-year usage in operating cash flow of $7.1 million ($5.2 million after-tax), while after-tax insurance recoveries of $15.0 million ($9.7 million after-tax) were a positive source of cash flow.
Cash provided from operations remains our primary source of financing internal growth, with limited use of short-term debt.
Investing Activities
Capital expenditures, other than for ordinary repairs and replacements, are made to accommodate our continued growth through improved production and distribution efficiencies and capacity, and to enhance administration. Capital expenditures during fiscal 2007 of $70.4 million compare with depreciation of $59.3 million. While we are not a capital intensive business and capital expenditures generally do not exceed depreciation in a given year, capital spending is expected to slightly outpace our depreciation levels for the next several years as additional capacity is brought on-line to support our continued growth. With this additional minor plant expansion, we believe there will be adequate production capacity to meet our needs for the next several years at normal growth rates.
During this fiscal year, we invested a total of $124.2 million for six acquisitions, which included product lines such as industrial and concrete coatings, fireproofing products, daylight fluorescent pigments, and a number of waterproofing, epoxy and sealants products.
Our captive insurance companies invest in marketable securities in the ordinary course of conducting their operations, and this activity will continue. Differences in these activities between years are attributable to the timing and performance of their investments.
Financing Activities
On December 29, 2006, we refinanced our $330.0 million revolving credit facility with a $400.0 million five-year credit facility (the “New Facility”). The New Facility will be used for working capital needs; general corporate purposes, including acquisitions; and to provide back-up liquidity for the issuance of commercial paper. The New Facility provides for borrowings in U.S. dollars and several foreign currencies and provides sub-limits for the issuance of letters of credit in an aggregate amount of up to $35.0 million and a swing-line of up to $20.0 million for short-term borrowings of less than 15 days. In addition, the size of the New Facility may be expanded upon our request by up to an additional $175.0 million, thus potentially expanding the New Facility to $575.0 million, subject to lender approval.
On July 18, 2006, we prepaid our 6.61% Senior Notes, Series B, due November 15, 2006, and our 7.30% Senior Notes, Series C, due November 15, 2008 (collectively, the “Notes”). We paid all amounts due pursuant to the terms of the Purchase Agreement and did not incur any material early termination penalties in connection with our termination of the Notes.
In July 2006, we amended both our accounts receivable securitization and revolving credit facility agreements to redefine EBITDA, effective May 31, 2006.
On October 19, 2005, we issued and sold $150.0 million aggregate principal amount of 6.7% Senior Unsecured Notes due 2015 (“6.7% Senior Unsecured Notes”) of our indirect wholly-owned subsidiary, RPM United Kingdom G.P. RPM International Inc. has fully and unconditionally guaranteed the payment obligations under the 6.7% Senior Unsecured Notes. The net proceeds of the offering of the 6.7% Senior Unsecured Notes were used by RPM United Kingdom G.P. for refinancing $138.0 million of revolving credit facility borrowings associated with the August 31, 2005 acquisition of illbruck and for other general corporate purposes. Concurrent with the issuance of the 6.7% Senior Unsecured Notes, RPM United Kingdom G.P. entered into a cross currency swap, which fixed the interest and principal payments in euros for the life of the 6.7% Senior Unsecured Notes and results in an effective euro fixed-rate borrowing of 5.31%. The 6.7% Senior Unsecured Notes were offered to qualified institutional buyers under Rule 144A of the Securities Act of 1933. The Notes have not been and will not be registered under the Securities Act of 1933 or any state securities laws.
We are exposed to market risk associated with interest rates. We do not use financial derivative instruments for trading purposes, nor do we engage in foreign currency, commodity or interest rate speculation. In addition to the hedge risk associated with our 6.7% Senior Unsecured Notes discussed above, our only other hedged risks are associated with certain fixed debt whereby we have a $200.0 million notional amount interest rate swap contract designated as a fair value hedge to pay floating rates of interest based on six-month LIBOR that matures in fiscal 2010. Because critical terms of the debt and interest rate swap match, the hedge is considered perfectly effective against changes in fair value of debt, and therefore, there is no need to periodically reassess the effectiveness during the term of the hedge.
Our available liquidity beyond our cash balance at May 31, 2007 stood at $320.2 million (refer to Note B). Our debt-to-capital ratio was 47.6% at May 31, 2007 compared with 48.6% at May 31, 2006. Had we been able to reduce our total outstanding debt by all of our cash and short-term investments available as of May 31, 2007 and May 31, 2006, our adjusted net (of cash) debt-to-capital ratio would have been 43.3% and 45.3%, respectively.
We maintain excellent relations with our banks and other financial institutions to provide continual access to financing for future growth opportunities.
RPM International Inc. and Subsidiaries      31

management’s discussion and analysis
The following table summarizes our financial obligations and their expected maturities at May 31, 2007 and the effect such obligations are expected to have on our liquidity and cash flow in the periods indicated.
Contractual Obligations

		Payments Due In
	Total Contractual
(In thousands)	Payment Stream	2008	2009-10	2011-12	After 2012

Long-term debt obligations	$988,057	$101,641	$260,469	$273,620	$352,327
Operating lease obligations	101,925	28,149	35,093	15,560	23,123
Other long-term liabilities[1]	365,370	61,769	77,776	76,636	149,189

Total	$1,455,352	$191,559	$373,338	$365,816	$524,639

[1]	These amounts represent our estimated cash contributions to be made in the periods indicated for our pension and postretirement plans, assuming no actuarial gains or losses, assumption changes or plan changes occur in any period. The projection results assume $10.3 million will be contributed to the U.S. plan in fiscal 2008; all other plans and years assume the required minimum contribution will be contributed. Also included are expected interest payments on long-term debt.
The condition of the U.S. dollar fluctuated throughout the year, and was moderately weaker against other major currencies where we conduct operations at the fiscal year end over the previous year end, causing a favorable change in the accumulated other comprehensive income (loss) (refer to Note A) component of stockholders’ equity of $26.0 million this year versus $30.2 million last year. This change was in addition to changes of $(41.6) million, $5.3 million and $5.7 million related to adjustments required for minimum pension and other postretirement liabilities, unrealized gains on derivatives and unrealized gains on securities, respectively.
Off-Balance Sheet Arrangements
We do not have any off-balance sheet financings, other than the minimum leasing commitments described in Note F to the Consolidated Financial Statements. We have no subsidiaries that are not included in our financial statements, nor do we have any interests in or relationships with any special purpose entities that are not reflected in our financial statements.
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
Interest Rate Risk
Our primary interest rate risk exposure results from our floating rate debt, including various revolving and other lines of credit (refer to Note B). At May 31, 2007, approximately 49.1% of our debt was subject to floating interest rates.
If interest rates were to increase 100 bps from May 31, 2007 and assuming no changes in debt from the May 31, 2007 levels, the additional annual interest expense would amount to approximately $4.9 million on a pre-tax basis. A similar increase in interest rates in fiscal 2006 would have resulted in approximately $3.3 million in additional interest expense.
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
All derivative instruments are recognized on the balance sheet and measured at fair value. Changes in the fair values of derivative instruments that do not qualify as hedges and/or any ineffective portion of hedges are recognized as a gain or loss in our consolidated statement of income in the current period. Changes in the fair value of derivative instruments used effectively as fair value hedges are recognized in earnings (losses), along with the change in the value of the hedged item. Such derivative transactions are accounted for under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended and interpreted. We do not hold or issue derivative instruments for speculative purposes.
Foreign Currency Risk
Our foreign sales and results of operations are subject to the impact of foreign currency fluctuations (refer to Note A). As most of our foreign operations are in countries with fairly stable currencies, such as Belgium, Canada, Germany, the Netherlands and the United Kingdom, this effect has not generally been material. In addition, foreign debt is denominated in the respective foreign currency, thereby eliminating any related translation impact on earnings.
32       RPM International Inc. and Subsidiaries

management’s discussion and analysis
If the U.S. dollar continues to weaken, our foreign results of operations will be positively impacted, but the effect is not expected to be material. A 10% change in foreign currency exchange rates would not have resulted in a material impact to net income for the years ended May 31, 2007 and 2006. We do not currently hedge against the risk of exchange rate fluctuations.
FORWARD-LOOKING STATEMENTS
The foregoing discussion includes forward-looking statements relating to our business. These forward-looking statements, or other statements made by us, are made based on our expectations and beliefs concerning future events impacting us and are subject to uncertainties and factors (including those specified below) that are difficult to predict and in many instances, are beyond our control. As a result, our actual results could differ materially from those expressed in or implied by any such forward-looking statements. These uncertainties and factors include: (a) general economic conditions; (b) the price and supply of raw materials, particularly petroleum-based, titanium dioxide, certain resins, aerosols and solvents; (c) continued growth in demand for our products; (d) legal, environmental and litigation risks inherent in our construction and chemicals businesses and risks related to the adequacy of our reserves and insurance coverage for such matters; (e) the effect of changes in interest rates; (f) the effect of fluctuations in currency exchange rates upon our foreign operations; (g) the effect of non-currency risks of investing in and conducting operations in foreign countries, including those relating to domestic and international political, social, economic and regulatory factors; (h) risks and uncertainties associated with our ongoing acquisition and divestiture activities; (i) risks inherent in our contingent liability reserves, including for the Company’s existing and future asbestos-related claims; and other risks detailed in our other reports and statements filed with the Securities and Exchange Commission, including the risk factors set forth in our prospectus and prospectus supplement included as part of our Registration Statement on Form S-3 (file No. 333-120536) and in our Annual Report on Form 10-K for the fiscal year ended May 31, 2007, as the same may be amended from time to time.
RPM International Inc. and Subsidiaries       33

Consolidated Balance Sheets
(In thousands, except per share amounts)

May 31	2007	2006

Assets
Current Assets
Cash and short-term investments	$159,016	$108,616
Trade accounts receivable (less allowances of $19,167 in 2007 and $20,252 in 2006)	744,259	650,945
Inventories	437,759	399,014
Deferred income taxes	39,276	48,885
Prepaid expenses and other current assets	189,939	163,768

Total current assets	1,570,249	1,371,228

Property, Plant and Equipment, at Cost
Land	28,149	28,849
Buildings and leasehold improvements	276,852	267,899
Machinery and equipment	658,199	590,528

	963,200	887,276
Less allowance for depreciation and amortization	489,904	442,584

Property, plant and equipment, net	473,296	444,692

Other Assets
Goodwill	830,177	750,635
Other intangible assets, net of amortization	351,435	321,942
Deferred income taxes, non-current	18,694	34,084
Other	89,298	73,483

Total other assets	1,289,604	1,180,144

Total Assets	$3,333,149	$2,996,064

Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable	$385,003	$333,684
Current portion of long-term debt	101,641	6,141
Accrued compensation and benefits	132,555	136,384
Accrued loss reserves	73,178	66,678
Asbestos-related liabilities	53,000	58,925
Other accrued liabilities	119,363	113,698

Total current liabilities	864,740	715,510

Long-Term Liabilities
Long-term debt, less current maturities	886,416	870,415
Asbestos-related liabilities	301,268	362,360
Other long-term liabilities	175,958	108,002
Deferred income taxes	17,897	13,836

Total long-term liabilities	1,381,539	1,354,613

Total liabilities	2,246,279	2,070,123

Stockholders’ Equity
Preferred stock, par value $0.01; authorized 50,000 shares; none issued
Common stock, par value $0.01; authorized 300,000 shares; issued and outstanding 120,906 as of May 2007; issued and outstanding 118,743 as of May 2006	1,209	1,187
Paid-in capital	584,845	545,422
Treasury stock, at cost
Accumulated other comprehensive income	25,140	29,839
Retained earnings	475,676	349,493

Total stockholders’ equity	1,086,870	925,941

Total Liabilities and Stockholders’ Equity	$3,333,149	$2,996,064

     The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.
34       RPM International Inc. and Subsidiaries

Consolidated Statements of Income
(In thousands, except per share amounts)

Year Ended May 31	2007	2006	2005

Net Sales	$3,338,764	$3,008,338	$2,555,735
Cost of Sales	1,978,312	1,760,973	1,452,761

Gross Profit	1,360,452	1,247,365	1,102,974
Selling, General and Administrative Expenses	1,020,884	948,497	825,868
Asbestos (Income) Charges	(15,000)	380,000	78,000
Interest Expense, Net	47,033	41,343	35,378

Income (Loss) Before Income Taxes	307,535	(122,475)	163,728
Provision (Benefit) for Income Taxes	99,246	(46,270)	58,696

Net Income (Loss)	$208,289	$(76,205)	$105,032

Average Number of Shares of Common Stock Outstanding
Basic	118,179	116,837	116,899
Diluted	128,711	116,837	126,364
Earnings (Loss) per Share of Common Stock
Basic	$1.76	$(0.65)	$0.90
Diluted	$1.64	$(0.65)	$0.86
Cash Dividends per Share of Common Stock	$0.685	$0.630	$0.590

     The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.
RPM International Inc. and Subsidiaries       35

Consolidated Statements of Cash Flows
(In thousands)

Year Ended May 31	2007	2006	2005

Cash Flows From Operating Activities:
Net income (loss)	$208,289	$(76,205)	$105,032
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	59,256	56,463	49,841
Amortization	22,351	17,836	16,151
Provision for asbestos-related liabilities		380,000	78,000
Deferred income taxes	32,740	(111,308)	125
Earnings of unconsolidated affiliates	(914)	(890)	(354)
Changes in assets and liabilities, net of effect from purchases and sales of businesses:
(Increase) decrease in receivables	(75,185)	(59,734)	(63,611)
(Increase) decrease in inventory	(23,864)	(42,255)	(44,429)
(Increase) decrease in prepaid expenses and other current and long-term assets	(17,777)	(20,260)	(20,220)
Increase (decrease) in accounts payable	37,656	42,315	69,037
Increase (decrease) in accrued compensation and benefits	(4,335)	38,513	6,621
Increase (decrease) in accrued loss reserves	6,501	1,226	8,753
Increase (decrease) in other accrued liabilities	54,879	22,402	17,002
Payments made for asbestos-related claims	(67,017)	(59,887)	(67,435)
Other, including exchange rate changes	(30,275)	(2,727)	2,839

Cash From Operating Activities	202,305	185,489	157,352

Cash Flows From Investing Activities:
Capital expenditures	(70,393)	(61,155)	(55,609)
Acquisition of businesses, net of cash acquired	(124,154)	(174,625)	(20,100)
Purchases of marketable securities	(96,695)	(59,416)	(44,309)
Proceeds from sales of marketable securities	78,530	50,105	39,154
(Investments in) and distributions from unconsolidated affiliates	72	(895)	136
Proceeds from sales of assets and businesses	1,516	9,282	5,426
Other	2,873	2,323	(666)

Cash (Used For) Investing Activities	(208,251)	(234,381)	(75,968)

Cash Flows From Financing Activities:
Additions to long-term and short-term debt	153,516	186,772	200,153
Reductions of long-term and short-term debt	(53,560)	(152,862)	(79,665)
Cash dividends	(82,106)	(74,427)	(68,933)
Tax benefit from exercise of stock options	1,549
Exercise of stock options	25,833	10,636	12,543

Cash From (Used For) Financing Activities	45,232	(29,881)	64,098

Effect of Exchange Rate Changes on Cash and Short-Term Investments	11,114	3,249	4,099

Net Change in Cash and Short-Term Investments	50,400	(75,524)	149,581
Cash and Short-Term Investments at Beginning of Year	108,616	184,140	34,559

Cash and Short-Term Investments at End of Year	$159,016	$108,616	$184,140

Supplemental Disclosures of Cash Flows Information:
Cash paid during the year for:
Interest	$57,929	$50,690	$39,279
Income taxes	$51,971	$68,263	$48,535
Supplemental Schedule of Non-Cash Investing and Financing Activities:
Share-based compensation activity	$7,746	$3,545	$1,960
Debt from business combinations	$7,828	$10,259
     The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.
36      RPM International Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity
(In thousands)

					Accumulated
	Common Stock				Other
	Number	Par/			Comprehensive
	of	Stated	Paid-in	Treasury	Income	Retained
	Shares	Value	Capital	Stock	(Loss)	Earnings	Total

Balance at June 1, 2004	116,122	$1,161	$509,096	$-0-	$(3,881)	$464,026	$970,402

Comprehensive income
Net income						105,032	105,032
Translation gain and other					13,885		13,885

Comprehensive income							118,917
Dividends paid						(68,933)	(68,933)
Stock option exercises, net	1,109	11	12,532				12,543
Stock-based compensation expense			2,850				2,850
Restricted stock awards, net	323	4	1,956				1,960

Balance at May 31, 2005	117,554	1,176	526,434	-0-	10,004	500,125	1,037,739

Comprehensive income
Net (loss)						(76,205)	(76,205)
Translation gain and other					19,835		19,835

Comprehensive (loss)							(56,370)
Dividends paid						(74,427)	(74,427)
Stock option exercises, net	823	8	10,628				10,636
Stock-based compensation expense			4,818				4,818
Restricted stock awards, net	366	3	3,542				3,545

Balance at May 31, 2006	118,743	1,187	545,422	-0-	29,839	349,493	925,941

Comprehensive income
Net income						208,289	208,289
Translation gain and other					37,580		37,580

Comprehensive income							245,869
Impact of adoption of SFAS No. 158, net of taxes of $22,468					(42,279)		(42,279)
Dividends paid						(82,106)	(82,106)
Stock option exercises, net	1,798	18	25,815				25,833
Stock-based compensation expense			5,862				5,862
Restricted stock awards, net	365	4	7,746				7,750

Balance at May 31, 2007	120,906	$1,209	$584,845	$-0-	$25,140	$475,676	$1,086,870

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.
RPM International Inc. and Subsidiaries     37

notes to consolidated financial statements
Notes to Consolidated Financial Statements
May 31, 2007, 2006, 2005
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
Our business is dependent on external weather factors. Historically, we have experienced strong sales and net income in our first, second and fourth fiscal quarters comprised of the three month periods ending August 31, November 30 and May 31, respectively, with weaker performance in our third fiscal quarter (December through February).
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
3) Acquisitions/Divestitures
During the fiscal year ended May 31, 2007, we completed six acquisitions, which included product lines such as industrial and concrete coatings, fireproofing products, daylight fluorescent pigments, and a number of waterproofing, epoxy and sealant products. We have allocated the respective purchase prices for each of these acquisitions to the underlying preliminary, estimated fair values of the assets acquired and liabilities assumed at their dates of acquisition, as summarized in the following table:

	Intangible Asset
	Amortization Life
(In thousands)	(In Years)	Total

Current assets		$34,678
Property, plant and equipment		15,145
Goodwill	N/A	71,918
Tradenames — indefinite lives	N/A	13,053
Other intangible assets	10 - 20	29,114

Total Assets Acquired		$163,908

Liabilities assumed		(38,451)

Net Assets Acquired		$125,457

During the fiscal year ended May 31, 2006, Tremco Incorporated, a wholly-owned subsidiary of RPM, completed the acquisition of privately-owned illbruck Sealant Systems, located in Leverkusen, Germany, for approximately $134.2 million, plus debt assumption of approximately $10.3 million. The purchase price is reflective of certain post-closing adjustments finalized during fiscal 2007, which reduced the final purchase price by approximately $2.5 million. illbruck, a leading manufacturer of high-performance sealants and installation systems for pre-fabricated construction elements and for window and door applications, had sales of approximately $190.0 million for its fiscal year ended December 31, 2004. The acquisition has extended Tremco’s product line offerings to include joint sealing tapes, flashing tapes, cartridge sealants and adhesives, strips, foils and accessories marketed under brand names such as illbruck, Festix, Perennator and Coco.
The purchase price has been allocated to the underlying assets acquired and liabilities assumed based upon their fair values at the date of acquisition. We have determined these estimated fair values based on independent appraisals, discounted cash flow analyses, quoted market prices and estimates made by management. Goodwill has been recorded to the extent the purchase price exceeded the fair values of the net identifiable tangible and intangible assets acquired. The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition.

	Intangible Asset
	Amortization Life
(In thousands)	(In Years)	illbruck

Current assets		$63,740
Property, plant and equipment		32,562
Goodwill	N/A	50,867
Tradenames — indefinite lives	N/A	27,190
Tradenames — other	12 - 15	1,639
Other intangible assets	4 - 12	21,805

Total Assets Acquired		$197,803

Liabilities assumed		(63,633)

Net Assets Acquired		$134,170

Other acquisitions completed during fiscal 2006 and 2005 are not material to our Consolidated Financial Statements.
Our Consolidated Financial Statements reflect the results of operations of these acquired businesses as of their respective dates of acquisition.
Pro forma results of operations for the years ended May 31, 2007 and May 31, 2006 were not materially different from reported results and, consequently, are not presented.
38     RPM International Inc. and Subsidiaries

notes to consolidated financial statements
4) Foreign Currency
The functional currency of each of our foreign subsidiaries is their local currency. Accordingly, for the periods presented, assets and liabilities have been translated using exchange rates at year end, while income and expense for the periods have been translated using a weighted-average exchange rate. The resulting translation adjustments have been recorded in accumulated other comprehensive income (loss), a component of stockholders’ equity, and will be included in net earnings only upon the sale or liquidation of the underlying foreign investment, neither of which is contemplated at this time. Transaction gains and losses have been immaterial during the past three fiscal years.
5) Accumulated Other Comprehensive Income (Loss)
Accumulated other comprehensive income (loss), which is shown net of taxes, consists of the following components:

		Minimum Pension
	Foreign	and Other	Unrealized	Unrealized
	Currency	Postretirement	Gain (Loss)	Gain (Loss)
	Translation	Benefit Liability	on	on
(In thousands)	Adjustments	Adjustments	Derivatives	Securities	Total

Balance at June 1, 2004	$(123)	$(5,055)	$	$1,297	$(3,881)
Reclassification adjustments for (gains) included in net income				(73)	(73)
Other comprehensive income (loss)	15,008	(2,379)		1,082	13,711
Deferred taxes		529		(282)	247

Balance at May 31, 2005	14,885	(6,905)		2,024	10,004
Reclassification adjustments for (gains) included in net (loss)				(17)	(17)
Other comprehensive income (loss)	30,160	(14,700)	(3,010)	1,443	13,893
Deferred taxes		5,413	1,011	(465)	5,959

Balance at May 31, 2006	45,045	(16,192)	(1,999)	2,985	29,839
Reclassification adjustments for (gains) included in net income				(1,501)	(1,501)
Other comprehensive income (loss)	25,954	1,974	7,850	10,056	45,834
Deferred taxes		(1,317)	(2,540)	(2,896)	(6,753)
Impact of adopting SFAS No. 158, net of taxes of $22,468		(42,279)			(42,279)

Balance at May 31, 2007	$70,999	$(57,814)	$3,311	$8,644	$25,140

6) Cash and Short-Term Investments
For purposes of the statement of cash flows, we consider all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. We do not believe we are exposed to any significant credit risk on cash and short-term investments. The carrying amounts of cash and short-term investments approximate fair value.
7) Marketable Securities
Marketable securities, included in other current assets, are considered available for sale and are reported at fair value, based on quoted market prices. Changes in unrealized gains and losses, net of applicable taxes, are recorded in accumulated other comprehensive income (loss) within Stockholders’ Equity. When we experience other-than-temporary declines in market value from original cost, those amounts are reflected in operating income in the period in which the losses occur. In order to determine whether an other-than-temporary decline in market value has occurred, the duration of the decline in value and our ability to hold the investment to recovery are considered in conjunction with an evaluation of the strength of the underlying collateral and the extent to which the investment’s carrying value exceeds its related market value. Marketable securities, primarily consisting of equity securities, totaled $85.8 million and $59.5 million at May 31, 2007 and 2006, respectively. The unrealized gain on securities amounted to approximately $10.1 million in 2007, which related primarily to the impact of the stock market improvement over the last year, in addition to the significant growth of our minority investment in Kemrock Industries in September, 2006.
8) Financial Instruments
Financial instruments recorded on the balance sheet include cash and short-term investments, accounts receivable, notes and accounts payable, and debt. The carrying amount of cash and short-term investments, accounts receivable and notes and accounts payable approximates fair value because of their short-term maturity.
RPM International Inc. and Subsidiaries     39

notes to consolidated financial statements
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
All derivative instruments are recognized on the balance sheet and measured at fair value. Changes in the fair values of derivative instruments that do not qualify as hedges and/or any ineffective portion of hedges are recognized as a gain or (loss) in our consolidated statement of income in the current period. Changes in the fair value of derivative instruments used effectively as fair value hedges are recognized in earnings (losses), along with the change in the value of the hedged item. Such derivative transactions are accounted for under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities,” as amended and interpreted. We do not hold or issue derivative instruments for speculative purposes.
The carrying amount of our debt instruments approximates fair value based on quoted market prices, variable interest rates or borrowing rates for similar types of debt arrangements, with the exception of our contingently-convertible notes due 2033. At May 31, 2007, these notes had a carrying value of $150.0 million and an approximate fair value of $187.6 million.
9) Inventories
Inventories are stated at the lower of cost or market, cost being determined on a first-in, first-out (FIFO) basis and market being determined on the basis of replacement cost or net realizable value. Inventory costs include raw materials, labor and manufacturing overhead. Inventories were composed of the following major classes:

May 31	2007	2006
(In thousands)
Raw materials and supplies	$138,541	$124,573
Finished goods	299,218	274,441

Total Inventories	$437,759	$399,014

10) Goodwill and Other Intangible Assets
We adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” as of June 1, 2001, at which time we ceased the amortization of goodwill. We perform the required annual impairment assessments as of the first day of our fourth fiscal quarter (last day of our first fiscal quarter for years prior to 2006). If a loss were to result from the performance of the annual test, it would be reflected in operating income. The annual goodwill impairment assessment involves estimating the fair value of each reporting unit and comparing it with its carrying amount. If the carrying amount of the reporting unit exceeds its fair value, additional steps are followed to recognize a potential impairment loss. Calculating the fair value of the reporting units requires significant estimates and assumptions by management. We estimate the fair value of our reporting units by applying third-party market value indicators to each of our reporting unit’s projected earnings before interest, taxes, depreciation and amortization. In applying this methodology, we rely on a number of factors, including actual and forecasted operating results and market data. In the event that our calculations indicate that goodwill is impaired, a fair value estimate of each tangible and intangible asset would be established. This process would require the application of discounted cash flows expected to be generated by each asset in addition to independent asset appraisals, as appropriate, and if impaired, these balances would be written down to fair value. Cash flow estimates are based on our historical experience and our internal business plans, and appropriate discount rates are applied. Additionally, we test all indefinitely-lived intangible assets for impairment annually. The results of our annual impairment tests for the fiscal years ended May 31, 2007, 2006 and 2005 did not require any adjustment to the carrying value of goodwill or other indefinite-lived intangible assets.
The changes in the carrying amount of goodwill, by reportable operating segment, for the year ended May 31, 2007 and 2006, are as follows:

	Industrial	Consumer
(In thousands)	Segment	Segment	Total

Balance as of June 1, 2005	$316,426	$346,798	$663,224
Acquisitions	69,252	3,234	72,486
Purchase accounting adjustments[1]		2,204	2,204
Translation adjustments	11,134	1,587	12,721

Balance as of May 31, 2006	396,812	353,823	750,635
Acquisitions	20,636	51,282	71,918
Purchase accounting adjustments[2]	(1,208)	(919)	(2,127)
Tax adjustments[3]	(577)	(68)	(645)
Translation adjustments	7,397	2,999	10,396

Balance as of May 31, 2007	$423,060	$407,117	$830,177

[1]	Relates primarily to other accruals.

[2]	Relates primarily to other accruals and illbruck purchase price settlement.

[3]	Represents valuation allowance adjustments related to the deferred tax assets recorded in purchase accounting. Refer to Note C, “Income Taxes,” for additional information.
40      RPM International Inc. and Subsidiaries

notes to consolidated financial statements
Other intangible assets consist of the following major classes:

		Gross		Net Other
	Amortization	Carrying	Accumulated	Intangible
(In thousands)	Period (in Years)	Amount	Amortization	Assets

As of May 31, 2007
Amortized intangible assets
Formulae	10 to 33	$199,076	$84,086	$114,990
Customer-related intangibles	7 to 33	101,628	29,548	72,080
Trademarks/names	5 to 40	18,341	5,051	13,290
Other	3 to 30	27,064	14,914	12,150

Total Amortized Intangibles		346,109	133,599	212,510
Unamortized intangible assets
Trade names		138,925		138,925

Total Other Intangible Assets		$485,034	$133,599	$351,435

As of May 31, 2006
Amortized intangible assets
Formulae	10 to 33	$190,665	$74,551	$116,114
Customer-related intangibles	7 to 33	82,739	23,799	58,940
Trademarks/names	5 to 40	18,607	5,593	13,014
Other	3 to 30	26,468	13,626	12,842

Total Amortized Intangibles		318,479	117,569	200,910
Unamortized intangible assets
Trade names		121,032		121,032

Total Other Intangible Assets		$439,511	$117,569	$321,942

The aggregate other intangible asset amortization expense for the fiscal years ended May 31, 2007, 2006 and 2005 was $17.5 million, $15.3 million and $13.2 million, respectively. For the next five fiscal years, we estimate annual intangible asset amortization expense related to our existing intangible assets to approximate the following: 2008 - $20.0 million, 2009 - $19.1 million, 2010 - $17.7 million, 2011 - $17.5 million and 2012 - $17.5 million.
11) Depreciation
Depreciation is computed primarily using the straight-line method over the following ranges of useful lives:

Land improvements	5 to 40 years
Buildings and improvements	5 to 50 years
Machinery and equipment	2 to 40 years
Total depreciation expense for each fiscal period includes the charges to income that result from the amortization of assets recorded under capital leases.
As required by SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we review long-lived assets for impairment when circumstances indicate that the carrying value of an asset may not be recoverable. For assets that are to be held and used, an impairment charge is recognized when the estimated undiscounted future cash flows associated with the asset or group of assets are less than their carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded for the difference between the carrying value and the fair value. Fair values are determined based on quoted market values, discounted cash flows, internal appraisals or external appraisals, as applicable. Assets to be disposed of are carried at the lower of their carrying value or estimated net realizable value.
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
We also record revenues generated under long-term construction-type contracts, mainly in connection with the installation of specialized roofing and flooring systems, and related services. In general, we account for long-term construction-type contracts under the percentage-of-completion method, and therefore record contract revenues and related costs as our contracts progress. This method recognizes the economic results of contract performance on a timelier basis than does the completed-contract method; however, application of this method requires reasonably dependable estimates of progress toward completion, as well as other dependable estimates. When reasonably dependable estimates cannot be made, or if other factors make estimates

RPM International Inc. and Subsidiaries      41

notes to consolidated financial statements
doubtful, the completed contract method is applied. Under the completed contract method, billings and costs are accumulated on the balance sheet as the contract progresses, but no revenue is recognized until the contract is complete or substantially complete.
13) Shipping Costs
Shipping costs paid to third-party shippers for transporting products to customers are included in selling, general and administrative expenses. For the years ended May 31, 2007, 2006 and 2005, shipping costs were $119.1 million, $117.5 million and $100.1 million, respectively.
14) Advertising Costs
Advertising costs are charged to operations when incurred and are included in selling, general and administrative expenses. For the years ended May 31, 2007, 2006 and 2005, advertising costs were $38.6 million, $33.9 million and $33.7 million, respectively.
15) Research and Development
Research and development costs are charged to operations when incurred and are included in selling, general and administrative expenses. The amounts charged for the years ended May 31, 2007, 2006 and 2005 were $34.7 million, $32.3 million and $28.9 million, respectively.
16) Stock-Based Compensation
Stock-based compensation represents the cost related to stock-based awards granted to our employees and directors, which may include restricted stock, stock options and stock appreciation rights (“SARs”). We measure stock-based compensation cost at the date of grant, based on the estimated fair value of the award. We recognize the cost as expense on a straight-line basis (net of estimated forfeitures) over the related vesting period.
Effective June 1, 2006, we adopted the provisions of SFAS No. 123(R), “Share-Based Payment,” utilizing the modified-prospective method of accounting. Due to our previous adoption of the fair value recognition provisions under SFAS No. 123, “Accounting for Stock-Based Compensation,” as of June 1, 2004, and due to the fact that all unvested awards at the time of adoption were being recognized under a fair value approach, our adoption of SFAS No. 123(R) did not materially impact our operating income, earnings per share or cash flows for any of the periods presented herein. Refer to Note E, “Stock-Based Compensation,” for further discussion.
17) Interest Expense, Net
Interest expense is shown net of investment income, which consists of interest, dividends and capital gains (losses). Investment income for the years ended May 31, 2007, 2006 and 2005 was $11.0 million, $6.5 million and $5.0 million, respectively.
18) Income Taxes
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
We have not provided for U.S. income and foreign withholding taxes on approximately $601.8 million of foreign subsidiaries’ undistributed earnings as of May 31, 2007, because such earnings have been retained and reinvested by the subsidiaries. Accordingly, no provision has been made for U.S. or foreign withholding taxes which may become payable if undistributed earnings of foreign subsidiaries were paid to us as dividends. The additional income taxes and applicable withholding taxes that would result had such earnings actually been repatriated are not practically determinable.

42       RPM International Inc. and Subsidiaries

notes to consolidated financial statements
19) Earnings (Loss) Per Share of Common Stock
The following table sets forth the computation of basic and diluted earnings (loss) per share of common stock:

Year ended May 31	2007	2006	2005

(In thousands, except per share amounts)
Shares Outstanding
For computation of basic earnings per share of common stock
Weighted average shares	118,179	116,837	116,899

Total shares for basic earnings per share	118,179	116,837	116,899
For computation of diluted earnings per share of common stock
Net issuable common share equivalents[1]	2,498		1,431
Additional shares issuable assuming conversion of convertible securities[1]	8,034		8,034

Total shares for diluted earnings per share	128,711	116,837	126,364

Net Income
Net income (loss) applicable to shares of common stock for basic earnings per share	$208,289	$(76,205)	$105,032
Add: Income effect of contingently issuable shares	3,085		3,099

Net income (loss) applicable to shares of common stock for diluted earnings per share	$211,374	$(76,205)	$108,131

Basic Earnings (Loss) Per Share of Common Stock	$1.76	$(0.65)	$0.90

Diluted Earnings (Loss) Per Share of Common Stock	$1.64	$(0.65)	$0.86

[1]	For the year ended May 31, 2006, net issuable common share equivalents totaling 2.8 million shares, and shares relating to our convertible securities and their related income effect, totaling 8.0 million shares and $3.7 million, respectively, were not assumed in our computation of fully diluted earnings per share, since the result would have been anti-dilutive.
20) Other Recent Accounting Pronouncements
In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48, which clarifies the accounting for uncertainty, if any, in income taxes as recognized in financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes,” represents a significant change in the accounting and reporting of income taxes. FIN 48 prescribes the accounting for uncertainty in income taxes by providing guidance on the recognition threshold and measurement of a position taken in a tax return or a position expected to be taken in a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 requires the cumulative effect of adoption to be recorded as an adjustment to the opening balance of retained earnings. The effective date of FIN 48 is for fiscal years beginning after December 15, 2006. Accordingly, we will adopt FIN 48 in the first quarter of our fiscal year ending May 31, 2008. We are in the process of determining the impact of the adoption of FIN 48 on our financial statements.
In September 2006, the FASB issued Statement No. 157 (“SFAS No. 157”), “Fair Value Measurements.” SFAS No. 157 clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. This statement is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact, if any, the adoption of this statement will have on our financial statements.
In September 2006, the FASB issued Statement No. 158 (“SFAS No. 158”), “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R).” SFAS No. 158 requires an employer to recognize a net liability or asset and an offsetting adjustment to accumulated other comprehensive income to report the funded status of defined benefit pension and other postretirement benefit plans. The provisions of SFAS No. 158 were adopted pursuant to the transition provisions therein. Please refer to Note G, “Pension Plans,” for further details.
SFAS No. 158 requires employers to measure plan assets and obligations at their year-end balance sheet date. With the exception of balances related to newly-added plans associated with recent acquisitions, for which we have elected to apply a May 31 measurement date, we currently measure defined benefit pension plan assets and obligations as of the end of February each year and postretirement health care benefit obligations as of the end of May each year. We plan to change our measurement dates to May 31 for all of our plans in accordance with the transition provisions included per this new pronouncement.

RPM International Inc. and Subsidiaries      43

notes to consolidated financial statements
NOTE B — BORROWINGS
A description of long-term debt follows:

May 31	2007	2006

(In thousands)
Unsecured 4.45% senior notes due October 15, 2009.[1]	$193,711	$189,993
Unsecured 6.25% senior notes due December 15, 2013.	200,000	200,000
Unsecured $297,000 face value at maturity 2.75% senior convertible notes due May 13, 2033.	150,042	150,042
Unsecured notes due March 1, 2008. Interest, which is tied to LIBOR, averaged 5.36% at May 31, 2007.	100,000	100,000
Unsecured 6.70% senior notes due November 1, 2015.[2]	150,000	150,000
Unsecured senior notes due insurance companies.[3]		40,000
Revolving credit agreement for $400,000 with a syndicate of banks, through December 29, 2011. Interest, which is tied to LIBOR, averaged 5.845% for U.S. dollar denominated debt and 6.1875% for Sterling Pound denominated debt at May 31, 2007.	123,017	10,000
Accounts receivable securitization program for $125,000 with two banks, through May 12, 2009. Interest averaged 5.34% as of May 31, 2007.	65,000	25,000
Other obligations, including capital leases, and unsecured notes payable at various rates of interest due in installments through 2011.	6,287	11,521

	988,057	876,556
Less current portion	101,641	6,141

Total Long-Term Debt, Less Current Maturities	$886,416	$870,415

[1]	We entered into an interest rate swap, which has the effect of converting this fixed-rate note to variable rates based on the six-month London Interbank Offered Rate (LIBOR). The weighted average effective rate was 5.88% as of May 31, 2007.

[2]	We entered into a cross-currency swap, which fixed the interest and principal payments in euros, resulting in an effective fixed rate borrrowing of 5.31%.

[3]	On July 18, 2006, we prepaid our $10,000 – 6.61% Senior Notes, Series B, due November 15, 2006, and our $30,000 – 7.30% Senior Notes, Series C, due November 15, 2008. We did not incur any material early termination penalties in connection with our termination of these Notes.
The aggregate maturities of long-term debt for the five years subsequent to May 31, 2007 are as follows: 2008 — $101.6 million (including $100.0 million unsecured Notes); 2009 — $66.3 million; 2010 — $194.2 million; 2011 — $0.3 million; 2012 — $273.3 million (including $150.0 million of 2.75% Senior Convertible Notes); and thereafter $352.4 million. Additionally, at May 31, 2007, we had unused lines of credit totaling $320.2 million.
In June 2002, we established an accounts receivable securitization program with several banks for certain of our subsidiaries, providing for a wholly-owned special purpose entity (“SPE”) to receive investments of up to $125.0 million. The securitized accounts receivable are owned in their entirety by RPM Funding Corporation, a wholly-owned consolidated subsidiary of RPM International Inc., and are not available to satisfy claims of our creditors until the participating banks’

44       RPM International Inc. and Subsidiaries

notes to consolidated financial statements
obligations have been paid in full. This securitization is accomplished by having certain subsidiaries sell various of their accounts receivable to the SPE, and by having the SPE then transfer those receivables to a conduit administered by two banks. This transaction did not constitute a form of off-balance sheet financing, and is fully reflected in our financial statements. This transaction increased our liquidity and reduced our financing costs by replacing up to $125.0 million of existing borrowings at lower interest rates. The amounts available under the program are subject to changes in the credit ratings of our customers, customer concentration levels or certain characteristics of the underlying accounts receivable. In May 2006, we extended the program for an additional three years through May 2009. As of May 31, 2007 and 2006 we had an outstanding balance of $65.0 million and $25.0 million, respectively, under this agreement.
In May 2003, we issued $297.0 million face value at maturity unsecured 2.75% Senior Convertible Notes due May 13, 2033. The 2.75% Notes are convertible into 8,034,355 shares of RPM International Inc. common stock at a price of $18.68 per share, subject to adjustment, during any fiscal quarter in which the closing price of the common stock is greater than $22.41 per share for at least 20 trading days, within the 30 consecutive trading day period on the last trading day of the calendar quarter. As further defined in the Indenture, the Notes are also convertible during any period in which the credit rating of the Notes is below a specified level or if specified corporate transactions have occurred. The 2.75% Notes are redeemable by the holder for the issuance price plus accrued original issue discount in May 2008, 2013, 2018, 2023, 2028 and 2033. At these times, the purchase price may be paid in cash, common stock or a combination of cash and common stock, at our discretion. If we were to settle the purchase price in cash, we would utilize a portion of our available long-term financing arrangements. We may redeem for cash all or a portion of the Notes at any time on or after May 31, 2008. Interest on the 2.75% Notes is payable beginning November 13, 2003 until May 13, 2008. After that date, cash interest will not be paid prior to maturity subject to certain contingencies.
In December 2003, we issued and sold $200.0 million of 6.25% Senior Notes due 2013 as a means of refinancing. The entire net proceeds of $197.0 million from this offering were used to repay in full the $128.0 million of then-outstanding borrowings under our $500.0 million revolving credit facility and $69.0 million of the then-outstanding $72.0 million balance under our receivable securitization program.
On September 30, 2004, we issued and sold $200.0 million of 4.45% Senior Unsecured Notes due 2009, which we concurrently swapped back to floating interest rate debt. We used a portion of the net proceeds to pay off our $15.0 million, 6.12% Senior Notes due 2004, which matured on November 15, 2004 and also our then outstanding $68.0 million of commercial paper. As of May 31, 2007 and 2006, the fair value of this interest-rate swap was $6.3 million and $10.0 million, respectively. These amounts are reflected in other long-term liabilities on the Consolidated Balance Sheets.
On October 19, 2005, RPM United Kingdom G.P., an indirect wholly-owned finance subsidiary of RPM International Inc., issued and sold $150.0 million of 6.70% Senior Unsecured Notes due 2015, which are fully and unconditionally guaranteed by RPM International Inc. The total net proceeds of the offering of the Senior Unsecured Notes were used to refinance $138.0 million of revolving credit facility borrowings in conjunction with the August 31, 2005 acquisition of illbruck Sealant Systems, and for other general corporate purposes. Concurrent with the issuance of the 6.70% Senior Unsecured Notes, RPM United Kingdom G.P. entered into a cross-currency swap, which fixed the interest and principal payments in euros for the life of the Senior Unsecured Notes and resulted in an effective euro fixed rate borrowing of 5.31%. As of May 31, 2007 and 2006, the fair value of this cross-currency swap was $13.5 million and $13.9 million, respectively, which are reflected in other long-term liabilities on the Consolidated Balance Sheets.
On December 29, 2006, we replaced our $330.0 million revolving credit facility with a new $400.0 million 5-year credit facility (the “New Facility”). The New Facility will be used for working capital needs, general corporate purposes, including acquisitions, and to provide back-up liquidity for the issuance of commercial paper. The New Facility provides for borrowings in U.S. dollars and several foreign currencies and also provides sublimits for the issuance of letters of credit in an aggregate amount of up to $35.0 million and a swing-line of up to $20.0 million for short-term borrowings of less than 15 days. In addition, the size of the New Facility may be expanded upon our request by up to an additional $175.0 million, thus potentially expanding the New Facility to $575.0 million, subject to lender approval. As of May 31, 2007, we had $123.0 million in outstanding borrowings under the New Facility.

RPM International Inc. and Subsidiaries      45

notes to consolidated financial statements
NOTE C — INCOME TAXES
The provision for income taxes is calculated in accordance with SFAS No. 109, “Accounting for Income Taxes,” which requires the recognition of deferred income taxes using the liability method.
Income (loss) before income taxes as shown in the consolidated statements of income consisted of the following:

Year Ended May 31	2007	2006	2005
(In thousands)
United States	$215,859	$(181,282)	$115,192
Foreign	91,676	58,807	48,536

Income (Loss) Before Income Taxes	$307,535	$(122,475)	$163,728

Provision (benefit) for income taxes consists of the following:

Year Ended May 31	2007	2006	2005

(In thousands)
Current:
U.S. federal	$28,276	$35,035	$31,313
State and local	7,007	7,232	8,098
Foreign	31,223	22,771	19,160

	66,506	65,038	58,571

Deferred:
U.S. federal	36,455	(108,373)	(2,544)
State and local	(264)	(3,798)	(218)
Foreign	(3,451)	863	2,887

	32,740	(111,308)	125

Provision (Benefit) for Income Taxes	$99,246	$(46,270)	$58,696

The significant components of deferred income tax assets and liabilities as of May 31, 2007 and 2006 were as follows:

	2007	2006

(In thousands)
Deferred income tax assets related to:
Inventories	$7,234	$4,322
Allowance for losses	532	5,511
Accrued compensation and benefits	41,730	17,844
Asbestos-related liabilities	125,932	151,478
Accrued other expenses	3,348	7,986
Other long-term liabilities	21,145	28,183
Net operating loss and credit carryforwards	31,142	33,647

Total deferred income tax assets	231,063	248,971
Less: valuation allowances	(21,838)	(18,981)

Net deferred income tax assets	209,225	229,990

Deferred income tax (liabilities) related to:
Depreciation	(56,408)	(58,449)
Pension and other postretirement benefits	(10,101)	(10,128)
Amortization of intangibles	(102,643)	(92,280)

Total deferred income tax (liabilities)	(169,152)	(160,857)

Deferred Income Tax Assets, Net	$40,073	$69,133

46       RPM International Inc. and Subsidiaries

notes to consolidated financial statements
At May 31, 2007, we had U.S. federal foreign tax credit carryforwards of approximately $16.6 million which expire starting in 2012. Additionally we had approximately $20.5 million of state net operating loss carryforwards that expire at various dates beginning in 2008 and foreign net operating loss carryforwards of approximately $43.7 million at May 31, 2007, of which approximately $2.2 million will expire at various dates beginning in 2008 and approximately $41.5 million that have an indefinite carryforward period. These net operating loss and foreign tax credit carryforwards may be used to offset a portion of future taxable income and, thereby, reduce or eliminate our U.S federal, state or foreign income taxes otherwise payable.
Management has determined, based on the available evidence, that it is uncertain whether future taxable income of certain of our foreign subsidiaries as well as anticipated foreign source income will be significant enough to recognize certain of these deferred tax assets. As a result, valuation allowances of approximately $21.8 million and $19.0 million have been recorded as of May 31, 2007 and 2006, respectively.
Valuation allowances relate to U.S. federal foreign tax credit carryforwards, certain foreign net operating losses and net foreign deferred tax assets. A portion of the valuation allowance is associated with deferred tax assets recorded in purchase accounting. Any reversal of a valuation allowance that was recorded in purchase accounting would reduce goodwill. In the current year, a reversal of approximately $0.6 million of valuation allowance was allocated to goodwill.
The following table reconciles the U.S. statutory federal income tax expense (benefit) rate to the effective income tax expense (benefit) rate:

Year Ended May 31	2007	2006	2005

Income tax expense at the U.S. statutory federal income tax rate	35.0%	(35.0%)	35.0%
Impact of foreign operations	(3.8%)	(6.4%)	(4.8%)
State and local income taxes net of federal income tax benefit	1.4%	1.8%	3.1%
Tax benefits from the extraterritorial income exclusion	(0.1%)	(0.7%)	(0.5%)
Valuation allowance	0.8%	3.9%	2.6%
Other	(1.0%)	(1.4%)	0.4%

Effective Income Tax Expense (Benefit) Rate	32.3%	(37.8%)	35.8%

NOTE D — COMMON STOCK
Basic earnings per share are computed by dividing income available to common stockholders by the weighted-average number of shares of common stock outstanding during each year. To compute diluted earnings per share, the weighted-average number of shares of common stock outstanding during each year was increased by common stock options with exercisable prices lower than the average market prices of common stock during each year and reduced by the number of shares assumed to have been purchased with proceeds from the exercised options. Additionally, shares related to our convertible securities are also considered in our calculation of fully diluted earnings per share.
Our Stockholder Rights Plan provides existing stockholders the right to purchase stock of RPM International Inc. at a discount in certain circumstances as defined by the Plan. The rights are not exercisable at May 31, 2007 and expire in May 2009.

RPM International Inc. and Subsidiaries      47

notes to consolidated financial statements
NOTE E — STOCK-BASED COMPENSATION
Effective June 1, 2006, we adopted the provisions of SFAS No. 123(R), “Share-Based Payment,” utilizing the modified-prospective method of accounting. Stock-based compensation represents the cost related to stock-based awards granted to our employees and directors; these awards include restricted stock, stock options and stock appreciation rights (“SARs”). We measure stock-based compensation cost at the date of grant, based on the estimated fair value of the award. We recognize the cost as expense on a straight-line basis (net of estimated forfeitures) over the related vesting period.
The following table represents total stock-based compensation expense included in our Consolidated Statements of Income:

Year ended May 31	2007	2006	2005

(In thousands)
Selling, general and administrative expense	$10,509	$6,719	$4,798
Income tax expense (benefit)	(3,381)	(1,852)	(1,177)

Total stock-based compensation cost	$7,128	$4,867	$3,621

Total unrecognized compensation cost related to non-vested awards at May 31, 2007 was $3.2 million, and is expected to be recognized over a weighted-average period of approximately three years.
We grant stock-based incentive awards to our employees and/or directors of the company under various share-based compensation plans. Plans which include stock option grants or share-based payment awards include the 1996 Key Employees Stock Option Plan and the 2004 Omnibus Equity and Incentive Plan (the “Omnibus Plan”), which includes provisions for grants of restricted stock, restricted stock units, performance stock, performance stock units and SARs. Other plans, which provide for restricted stock grants only, include the 2007 Restricted Stock Plan (the “2007 Plan”), the 2003 Restricted Stock Plan for Directors (the “2003 Plan”), the 2002 Performance Accelerated Restricted Stock Plan (the “PARS Plan”) and the 1997 Restricted Stock Plan (“1997 Plan”).
Stock Option Plans
Stock options are awards which allow our employees to purchase shares of RPM International Inc. common stock at a fixed price. We grant stock options at an exercise price equal to the stock price on the date of the grant. The fair value of stock options and SARs granted is estimated as of the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions:

Year Ended May 31	2007		2006		2005

Risk-free interest rate		4.6%		4.2%		3.7%
Expected life of option	6.7	yrs	6.0	yrs	6.4	yrs
Expected dividend yield		3.7%		3.6%		3.4%
Expected volatility rate		27.4%		27.7%		31.0%

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.
The expected life of options granted is derived from the input of the option-pricing model and represents the period of time that options granted are expected to be outstanding. Expected volatilities are based on historical volatility of our shares of common stock.
The 1996 Key Employees Stock Option Plan, which expired by its terms on August 15, 2006, provided for the granting of stock options for up to 9,000,000 shares. Stock options were granted to employees and directors at an exercise price equal to the fair market value of RPM International Inc. stock at the date of grant. These options are generally exercisable cumulatively in equal annual installments commencing one year from the grant date, and have expiration dates ranging from October 2007 to October 2014. Compensation cost for these awards is recognized on a straight-line basis over the related vesting period. The total fair value of shares vested during the year ended May 31, 2007 was $3.1 million. Shares of common stock under option are not eligible for dividend payments until the shares are exercised.
The Omnibus Plan was approved by our stockholders on October 8, 2004, and is intended to be the primary stock-based award program for covered employees. A wide variety of stock and stock-based awards, as well as dollar-denominated performance-based awards, may be granted under the Omnibus Plan. A total of 6,000,000 shares of our common stock may be subject to awards under the Omnibus Plan. Of the 6,000,000 shares of common stock issuable under the Omnibus Plan, any number of shares that remain available after “full-value” awards are granted, or up to a maximum of 6,000,000 shares, may be in the form of SARs grants or other types of awards other than “full-value” awards such as restricted stock awards, restricted stock unit awards, performance share awards or performance unit awards. SARs are issued at fair value at the date of grant, have up to ten-year terms and have graded-vesting terms over four years. Compensation cost for these awards is recognized on a straight-line basis over the related vesting period. Currently all SARs outstanding are to be settled with stock. As of May 31, 2007, there were 921,500 SARs outstanding.

48       RPM International Inc. and Subsidiaries

notes to consolidated financial statements
The following table summarizes option and share-based payment activity (including SARs) under these Plans during the three fiscal years ended May 31:

	2007		2006		2005
	Weighted	Number	Weighted	Number	Weighted	Number
	Average	of Shares	Average	of Shares	Average	of Shares
	Exercise	Under	Exercise	Under	Exercise	Under
Shares Under Option	Price	Option	Price	Option	Price	Option

(In thousands, except per share amounts)
Balance at June 1	$14.34	6,414	$13.90	6,764	$13.23	7,403
Options granted	18.80	380	17.65	560	17.60	584
Options canceled/expired	14.75	(43)	14.48	(87)	13.57	(76)
Options exercised	14.37	(1,801)	12.93	(823)	11.53	(1,147)

Balance at May 31	$14.67	4,950	$14.34	6,414	$13.90	6,764

Exercisable at May 31	$13.73	3,630	$13.68	4,587	$13.41	4,578

At May 31, 2007, the aggregate intrinsic value and weighted-average remaining contractual life of options outstanding was $39.9 million and 5.4 years respectively, while the aggregate intrinsic value and weighted-average remaining contractual life of options exercisable was $32.7 million and 4.4 years, respectively. Stock options granted during the years ended May 31, 2007, 2006 and 2005 included exercise prices equivalent to the stock price on the date of grant and weighted average grant date fair values of $4.34, $4.04 and $4.40, respectively. Total share options and SARs, included in the table above, had weighted-average exercise prices of $14.67, $14.34 and $13.90 for the years ended May 31, 2007, 2006 and 2005, respectively.
The total intrinsic value of options exercised during the years ended May 31, 2007, 2006 and 2005 was $12.8 million, $4.6 million and $7.0 million, respectively. There was a tax benefit of $3.7 million realized for the tax deductions from option exercises of the share-based payment for the year ended May 31, 2007.
The fair values of all nonvested share-based payment awards have been calculated using the market value of the shares on the date of issuance. We anticipate that approximately 1.2 million shares at a weighted-average exercise price of $17.27 and a weighted-average remaining contractual term of 8.04 years will ultimately vest under these plans.
A summary of the status of our nonvested share-based payment awards as of May 31, 2007, and the changes during the year then-ended, is incorporated as follows:
Nonvested Share-Based Payment Awards

(Shares in thousands)	Weighted	Number of	Weighted Average
	Average	Shares	Remaining
	Grant-Date	Under	Contractual
	Fair Value	Option	Term

June 1, 2006	$4.15	1,829
Granted	4.34	380
Vested	4.15	(861)
Forfeited/expired	4.12	(28)

May 31, 2007	$4.21	1,320	8.04

RPM International Inc. and Subsidiaries      49

notes to consolidated financial statements
Restricted Stock Plans
We also grant stock-based awards, which may be made in the form of restricted stock, restricted stock units, performance stock and performance stock units. These awards are granted to eligible employees or directors, and entitle the holder to shares of RPM International Inc. common stock as the award vests. The fair value of the awards is determined and fixed based on the stock price at the date of grant. Following is a description of our restricted stock plans.
Under the Omnibus Plan, as previously discussed, a total of 6,000,000 shares of our common stock may be subject to awards. Of the 6,000,000 shares of common stock issuable under the Omnibus Plan, up to 3,000,000 shares may be subject to “full-value” awards such as restricted stock, restricted stock unit, performance stock and performance stock unit awards. During the fiscal year ended May 31, 2007, we granted 378,600 shares of performance-earned restricted stock under the Omnibus Plan at a weighted-average grant price of $18.80. The restricted stock cliff vests after three years. Nonvested restricted shares of common stock under the Omnibus Plan are eligible for dividend payments.
The 2003 Plan was approved on October 10, 2003 by our stockholders, and was established primarily for the purpose of recruiting and retaining directors, and to align the interests of directors with the interests of our stockholders. Only directors who are not employees of RPM International Inc. are eligible to participate. Under the 2003 Plan, up to 500,000 shares of our common stock may be awarded, with awards cliff vesting over a 3-year period. For the year ended May 31, 2007, 27,000 shares were granted at a weighted-average price of $18.80 per share, with 411,400 shares available for future grant. Unamortized deferred compensation expense relating to restricted stock grants for directors of $0.5 million at May 31, 2007, is being amortized over a 3-year vesting period. Nonvested restricted shares of common stock under the 2003 Plan are eligible for dividend payments.
Under the terms of the PARS Plan, up to 1,000,000 shares may be awarded to certain employees, generally subject to forfeiture until the completion of ten years of service or the attainment of certain performance goals. All outstanding PARS were issued in fiscal 2003, and no shares have been issued under the PARS Plan during either of the years ended May 31, 2007 or 2006. However, the requirements for vesting were met at May 31, 2007 and all vesting provisions were approved by the Compensation Committee during July 2007. There is no remaining unamortized deferred compensation expense associated with the PARS plan.
Under the 1997 Plan, up to 1,562,500 shares may be awarded to certain employees, generally subject to forfeiture. The shares vest upon the latter of attainment of age 55 and the fifth anniversary of the May 31st immediately preceding the date of the grant. During the year ended May 31, 2007, a total of 38,149 shares were awarded under the 1997 Plan at a weighted-average price of $18.52. Unamortized deferred compensation expense of $2.2 million at May 31, 2007, relating to the 1997 Plan, is being amortized over the applicable vesting period associated with each participant. The 1997 Plan expired by its terms on May 31, 2007. Consequently, as of May 31, 2007 no shares were available for future issuance under the 1997 Plan. The 2007 Plan which was approved by our stockholders on October 5, 2006 and which became effective as of June 1, 2007 replaces the 1997 Plan. Under the 2007 Plan, up to 1,000,000 shares may be awarded to certain employees, generally subject to forfeitures.
The following table summarizes the activity for all nonvested restricted shares during the year ended May 31, 2007:
Nonvested Restricted Shares

(Shares in thousands)	Weighted
	Average
	Grant-Date	Number of
	Fair Value	Shares

June 1, 2006	$14.92	1,367
Granted	18.78	444
Vested	15.76	(51)
Forfeited/expired	13.26	(72)

May 31, 2007	$15.98	1,688

50       RPM International Inc. and Subsidiaries

notes to consolidated financial statements
The remaining weighted-average contractual term of nonvested restricted shares at May 31, 2007 is the same as the period over which the remaining cost of the awards will be recognized, which is approximately 2.1 years. The fair value of the nonvested restricted share awards have been calculated using the market value of the shares on the date of issuance. For the years ended May 31, 2007, 2006 and 2005, the weighted-average grant date fair value for restricted share grants was $18.78, $17.76 and $17.24, respectively. The total fair value of shares vested during the years ended May 31, 2007, 2006 and 2005 was $0.8 million, $0.5 million and $0.2 million, respectively. We anticipate that approximately 1.6 million shares at a weighted-average grant-date fair value of $15.84 and a weighted-average remaining contractual term of 2.1 years will ultimately vest, based upon the unique terms and participants of each plan. Approximately 3,471 shares of restricted stock were vested at June 1, 2006, with 23,139 restricted shares vested as of May 31, 2007. The total intrinsic value of restricted shares converted during the years ended May 31, 2007, 2006 and 2005 was $1.1 million, $0.9 million and $0.5 million, respectively.
Total unrecognized compensation cost related to nonvested restricted shares of common stock awards granted was $13.1 million as of May 31, 2007. That cost is expected to be recognized over a weighted-average period of 2.1 years. We did not receive any cash from employees as a result of employee vesting and release of restricted shares for the year ended May 31, 2007.
NOTE F — LEASES
We lease certain property, plant and equipment under long-term operating lease agreements, some of which provide for increased rental payments based upon increases in the cost-of-living index. The following table illustrates our future minimum lease commitments under all non-cancelable lease agreements, for each of the next five years and in the aggregate, as of May 31, 2007:

May 31
(In thousands)
2008	$29,663
2009	21,253
2010	15,327
2011	9,771
2012	7,011
Thereafter	25,328

Total Minimum Lease Commitments	$108,353

Total rental expense for all operating leases amounted to $28.8 million in fiscal 2007, $26.8 million in fiscal 2006 and $29.4 million in fiscal 2005.
NOTE G — PENSION PLANS
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
The Retirement Plan provides benefits that are based upon years of service and average compensation with accrued benefits vesting after five years. Benefits for union employees are generally based upon years of service, or a combination of years of service and average compensation. Our pension funding policy is to contribute an amount on an annual basis that can be deducted for federal income tax purposes, using a different actuarial cost method and different assumptions from those used for financial reporting. For the fiscal year ending May 31, 2008, we expect to contribute approximately $10.3 million to the retirement plans in the U.S.; and approximately $8.7 million to our foreign plans.
During the fiscal year ended May 31, 2007, we adopted the provisions of Statement of Financial Accounting Standards No. 158 (“SFAS No. 158”), “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R).” SFAS No. 158 requires the recognition of the funded status of each defined benefit pension plan and nonpension, postretirement benefit plan on the balance sheet. Under this new pronouncement, each overfunded plan is recognized as an asset and each underfunded plan is recognized as a liability. The initial impact of SFAS No. 158, due to previously unrecognized actuarial gains and losses and prior service costs or credits, as well as future gains and losses and plan changes, is recognized as a component of accumulated other comprehensive income (loss) in the stockholders’ equity section of the balance sheet, net of applicable taxes.
RPM International Inc. and Subsidiaries     51

notes to consolidated financial statements
The following table presents the total incremental effect of applying SFAS No. 158 to our pension and postretirement benefit plans on the Consolidated Balance Sheets:

	Before Application		After Application
At May 31, 2007	of SFAS No. 158	Adjustments	of SFAS No. 158

(In thousands)
Prepaids and other current assets	$204,830	$(14,891)	$189,939
Intangible assets	351,443	(8)	351,435
Deferred income taxes – current	39,539	(263)	39,276
Total Assets	3,348,311	(15,162)	3,333,149
Current liabilities	863,343	1,397	864,740
Other long-term liabilities	128,123	47,835	175,958
Deferred income taxes – non-current	40,012	(22,115)	17,897
Total Liabilities	2,219,162	27,117	2,246,279
Accumulated other comprehensive income (loss), net of tax	67,419	(42,279)	25,140
Total Stockholders’ Equity	1,129,149	(42,279)	1,086,870

The transition provisions of SFAS No. 158 include a requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year end; this requirement becomes effective for fiscal years ending after December 15, 2008. With the exception of balances related to newly-added plans associated with recent acquisitions, the figures included herein are based on a measurement date of February 28, 2007 for both the U.S. and Non-U.S. plans. We have elected to apply a measurement date of May 31, 2007 for these newly-acquired plans in order to avoid a subsequent change in measurement date as required by SFAS No. 158.
Net periodic pension cost (income) consisted of the following for the three years ended May 31, 2007:

	U.S. Plans			Non-U.S. Plans
(In thousands)	2007	2006	2005	2007	2006	2005

Service cost	$13,224	$13,270	$11,231	$3,135	$2,475	$2,154
Interest cost	9,063	8,245	7,481	5,095	4,741	4,359
Expected return on plan assets	(11,428)	(10,108)	(9,759)	(5,047)	(4,599)	(4,117)
Amortization of:
Prior service cost	193	194	294	22
Net gain on adoption of SFAS No. 87		(2)	(3)
Net actuarial (gains) losses recognized	2,397	2,375	1,500	1,803	1,511	1,394
Curtailment/settlement (gains) losses	65

Net Pension Cost	$13,514	$13,974	$10,744	$5,008	$4,128	$3,790

52     RPM International Inc. and Subsidiaries

notes to consolidated financial statements
The changes in benefit obligations and plan assets, as well as the funded status of our pension plans at May 31, 2007 and 2006, were as follows:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2007	2006	2007	2006

Benefit obligation at beginning of year	$161,669	$148,505	$103,713	$89,190
Service cost	13,224	13,270	3,135	2,475
Interest cost	9,063	8,245	5,095	4,741
Benefits paid	(11,558)	(9,627)	(3,057)	(3,067)
Participant contributions			903	773
Acquisitions			5,422	1,230
Plan amendments				258
Actuarial losses	5,666	1,276	2,997	9,997
Settlements	(144)
Premiums paid			(143)
Currency exchange rate changes			5,515	(1,884)

Benefit Obligation at End of Year	$177,920	$161,669	$123,580	$103,713

Fair value of plan assets at beginning of year	$130,268	$118,091	$72,982	$65,923
Actual return on plan assets	11,442	13,591	6,600	8,015
Employer contributions	13,790	8,213	7,597	2,661
Participant contributions			903	773
Acquisitions			5,612	119
Benefits paid	(11,558)	(9,627)	(3,057)	(3,067)
Settlements	(144)
Premiums paid			(143)
Currency exchange rate changes			3,865	(1,442)

Fair Value of Plan Assets at End of Year	$143,798	$130,268	$94,359	$72,982

(Deficit) of plan assets versus benefit obligations at end of year	$(34,122)	$(31,401)	$(29,221)	$(30,731)
Contributions after measurement date	61	1,941	2,437	1,268
Unrecognized actuarial (gains) losses	N/A	43,409	N/A	33,147
Unrecognized prior service cost	N/A	2,352	N/A	232
Unrecognized net transitional asset	N/A		N/A

Net Amount Recognized	$(34,061)	$16,301	$(26,784)	$3,916

Accumulated Benefit Obligation	$135,463	$125,208	$108,749	$92,784

Amounts recognized in the consolidated balance sheets for years prior to the adoption of SFAS No. 158:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2007	2006	2007	2006

Prepaid benefit cost	N/A	$16,672	N/A	$—
Accrued benefit liability	N/A	(848)	N/A	(19,019)
Accumulated other comprehensive loss	N/A	468	N/A	22,935
Intangible asset	N/A	9	N/A

Net Amount Recognized	N/A	$16,301	N/A	$3,916

Amounts recognized in the consolidated balance sheets for years after the adoption of SFAS No. 158:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2007	2006	2007	2006

Noncurrent assets	$—	N/A	$275	N/A
Current liabilities	(104)	N/A	(296)	N/A
Noncurrent liabilities	(33,957)	N/A	(26,763)	N/A

Net Amount Recognized	$(34,061)	N/A	$(26,784)	N/A

RPM International Inc. and Subsidiaries     53

notes to consolidated financial statements
The following table summarizes the relationship between our plans’ benefit obligations and assets:

	U.S. Plans
	2007		2006
	Benefit	Plan	Benefit	Plan
(In thousands)	Obligation	Assets	Obligation	Assets

Plans with projected benefit obligation in excess of plan assets	$177,920	$143,798	$161,669	$130,268
Plans with accumulated benefit obligation in excess of plan assets	$1,850	$1,095	$1,866	$987
Plans with assets in excess of accumulated benefit obligations	$133,613	$142,703	$123,342	$129,281

	Non-U.S. Plans
	2007		2006
	Benefit	Plan	Benefit	Plan
(In thousands)	Obligation	Assets	Obligation	Assets

Plans with projected benefit obligation in excess of plan assets	$117,909	$88,414	$103,713	$72,982
Plans with accumulated benefit obligation in excess of plan assets	$103,232	$88,414	$92,784	$72,982
Plans with assets in excess of projected benefit obligations	$5,671	$5,945	$—	$—
Plans with assets in excess of accumulated benefit obligations	$5,517	$5,945	$—	$—

The following table presents the pre-tax net loss, prior service cost/(credits) and transition assets/(obligations) recognized in accumulated other comprehensive income (loss) not affecting retained earnings:

(In thousands)	U.S. Plans	Non-U.S. Plans

Net loss	$(46,599)	$(33,626)
Prior service costs/(credits)	(2,159)	(234)

Total recognized in accumulated other comprehensive income not affecting retained earnings	$(48,758)	$(33,860)

The following table presents estimated net loss, estimated prior service costs/(credits) and estimated transition assets/(obligations) of our pension plans that will be amortized from accumulated other comprehensive income (loss) not affecting retained earnings into net periodic pension cost and recorded in the consolidated statements of income during the fiscal year ending May 31, 2008:

(In thousands)	U.S. Plans	Non-U.S. Plans

Net loss	$(2,581)	$(1,770)
Prior service costs/(credits)	(240)	(25)

In measuring the projected benefit obligation and net periodic pension cost for our plans, we utilize actuarial valuations. These valuations include specific information pertaining to individual plan participants, such as salary, age and years of service, along with certain assumptions. The most significant assumptions applied include discount rates, expected return on plan assets and rate of compensation increases. We evaluate these assumptions, at a minimum, on an annual basis, and make required changes, as applicable. In developing our expected long-term rate of return on pension plan assets, we consider the current and expected target asset allocations of the pension portfolio, as well as historical returns and future expectations for returns on various categories of plan assets.
54     RPM International Inc. and Subsidiaries

notes to consolidated financial statements
The following weighted-average assumptions were used to determine our year-end benefit obligations and net periodic pension cost under the plans:

	U.S. Plans			Non-U.S. Plans
Year-End Benefit Obligations	2007	2006	2005	2007	2006	2005

Discount rate	5.75%	5.75%	5.75%	5.00%	4.89%	5.40%
Rate of compensation increase	3.79%	3.73%	3.50%	3.88%	3.39%	3.63%

	U.S. Plans			Non-U.S. Plans
Net Periodic Pension Cost	2007	2006	2005	2007	2006	2005

Discount rate	5.75%	5.75%	6.00%	4.89%	5.40%	5.68%
Expected return on plan assets	8.75%	8.75%	8.75%	6.68%	6.93%	7.31%
Rate of compensation increase	3.73%	3.50%	3.50%	3.39%	3.63%	3.66%

The following tables illustrate the weighted-average actual and target allocation of plan assets:

U.S. Plans
		Actual Asset
		Allocation
	Target Allocation
	as of February 2007	2007	2006

Equity securities	70%	69%	65%
Fixed income securities	25%	20%	20%
Cash		6%	10%
Other	5%	5%	5%

Total assets	100%	100%	100%

Non-U.S. Plans
		Actual Asset
		Allocation
	Target Allocation
	as of February 2007	2007	2006

Equity securities	41%	45%	51%
Fixed income securities	51%	47%	47%
Cash	1%	1%
Property and other	7%	7%	2%

Total assets	100%	100%	100%

The primary objective for the investments of the Retirement Plan is to provide for long-term growth of capital without undue exposure to risk. This objective is accomplished by utilizing a strategy of equities, fixed income securities and cash equivalents in a mix that is conducive to participation in a rising market, while allowing for adequate protection in a falling market. The Plan Investment Committee oversees the investment allocation process, which includes the selection and evaluation of investment managers, the determination of investment objectives and risk guidelines, and the monitoring of actual investment performance. In order to manage investment risk properly, Plan policy prohibits short selling, securities lending, financial futures, options and other specialized investments except for certain alternative investments specifically approved by the Investment Committee. The Investment Committee reviews, on a quarterly basis, reports of actual Plan investment performance provided by independent third parties, in addition to its review of the Plan investment policy on an annual basis. The investment objectives are similar for our plans outside of the U.S., subject to local regulations. In general, investments for all plans are managed by private investment managers, reporting to our Investment Committee on a regular basis.
In addition to the defined benefit pension plans discussed above, we also sponsor employee savings plans under Section 401(k) of the Internal Revenue Code, which cover most of our employees in the United States. We record expense for defined contribution plans for any employer matching contributions made in conjunction with services rendered by employees. The majority of our plans provide for matching contributions made in conjunction with services rendered by employees. Matching contributions are invested in the same manner that the participants invest their own contributions. Matching contributions charged to income were $9.5 million, $8.6 million and $8.2 million for the years ending May 31, 2007, 2006 and 2005, respectively.
We expect to pay the following estimated pension benefit payments in the next five years (in millions): $12.6 in 2008; $14.5 in 2009; $15.0 in 2010; $16.6 in 2011; $18.9 million in 2012. In the five years thereafter (2013-2017) we expect to pay $118.5 million.
RPM International Inc. and Subsidiaries     55

notes to consolidated financial statements
NOTE H — POSTRETIREMENT HEALTH CARE BENEFITS
We sponsor several, unfunded-health-care-benefit plans for certain of our retired employees. Eligibility for these benefits is based upon minimum age and service requirements. The following table illustrates the effect on operations of these plans for the three years ended May 31, 2007:

	U.S. Plans			Non-U.S. Plans
(In thousands)	2007	2006	2005	2007	2006	2005

Service cost — Benefits earned during this period	$—	$—	$11	$468	$365	$265
Interest cost on the accumulated obligation	542	615	661	626	539	473
Amortization of prior service cost	(28)	(27)
Amortization of unrecognized (gains) losses		59	27	96	47	28

Net Periodic Postretirement Expense	$514	$647	$699	$1,190	$951	$766

The changes in the benefit obligations of the plans at May 31, 2007 and 2006 were as follows:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2007	2006	2007	2006

Accumulated postretirement benefit obligation at beginning of year	$9,434	$11,169	$10,824	$8,331
Service cost			468	365
Interest cost	542	615	626	539
Benefit payments	(862)	(849)	(220)	(190)
Medicare subsidy received	150
Actuarial (gains) losses	(192)	(1,488)		1,068
Amendments		(13)
Currency exchange rate changes			674	711

Accumulated postretirement benefit obligation at end of year	9,072	9,434	12,372	10,824
Unrecognized actuarial gains (losses)	N/A	(249)	N/A	(2,695)
Unrecognized prior service cost (benefit)	N/A	294	N/A

Accrued Postretirement Health Care Benefits	$9,072	$9,479	$12,372	$8,129

In determining the postretirement benefit amounts outlined above, measurement dates as of May 31 for each period were applied.
Amounts recognized in the consolidated balance sheets for years prior to the adoption of SFAS No. 158:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2007	2006	2007	2006

Prepaid benefit cost	N/A		N/A
Accrued benefit liability	N/A	$(9,479)	N/A	$(8,129)
Accumulated other comprehensive loss	N/A		N/A
Intangible asset	N/A		N/A

Net Amount Recognized	N/A	$(9,479)	N/A	$(8,129)

Amounts recognized in the consolidated balance sheets for years after the adoption of SFAS No. 158:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2007	2006	2007	2006

Noncurrent assets	$—	N/A	$—	N/A
Current liabilities	(760)	N/A	(238)	N/A
Noncurrent liabilities	(8,312)	N/A	(12,134)	N/A

Net Amount Recognized	$(9,072)	N/A	$(12,372)	N/A

56     RPM International Inc. and Subsidiaries

notes to consolidated financial statements
The following weighted-average assumptions were used to determine our year-end benefit obligations and net periodic postretirement benefit costs under the plans:

	U.S. Plans			Non-U.S. Plans
Year-End Benefit Obligations	2007	2006	2005	2007	2006	2005

Discount rate	6.00%	6.00%	5.75%	5.50%	5.50%	6.00%
Current healthcare cost trend rate	9.00%	9.50%	10.00%	7.00%	7.00%	8.00%
Ultimate healthcare cost trend rate	5.00%	5.00%	5.00%	4.50%	5.00%	5.00%
Year ultimate healthcare cost trend rate will be realized	2015	2015	2015	2012	2008	2008

	U.S. Plans			Non-U.S. Plans
Net Periodic Postretirement Benefit Cost	2007	2006	2005	2007	2006	2005

Discount rate	6.00%	5.75%	6.00%	5.50%	6.00%	6.25%
Healthcare cost trend rate	9.50%	10.00%	10.00%	7.00%	8.00%	9.00%
Ultimate healthcare cost trend rate	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%
Year ultimate healthcare cost trend rate will be realized	2015	2015	2014	2008	2008	2008

Increasing or decreasing current healthcare cost trend rates by 1% would affect our accumulated postretirement benefit obligation and net postretirement expense by the following amounts for the years ended May 31, 2007 and 2006:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2007	2006	2007	2006

1% Increase in trend rate
Accumulated Benefit Obligation	$760	$808	$2,753	$2,408
Postretirement Cost	48	55	270	211

1% Decrease in trend rate
Accumulated Benefit Obligation	$(666)	$(708)	$(1,603)	$(1,844)
Postretirement Cost	(42)	(49)	(177)	(151)

We expect to pay approximately $1.0 million in estimated postretirement benefits in each of the next five years. In the five years thereafter (2013-2017) we expect to pay a cumulative total of $6.1 million.
The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“the Act”), was signed into law on December 8, 2003. The Act provides for prescription drug benefits under Medicare Part D and contains a subsidy to plan sponsors who provide “actuarially equivalent” prescription drug plans. Our actuary has determined that the prescription drug benefit provided by our postretirement plan is considered to be actuarially equivalent to the benefits provided under the Act for the 2006 calendar year.
In accordance with the provision of FASB Staff Position FSP FAS 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” we have included the impact of our portion of the subsidy in the determination of accumulated postretirement benefit obligation for the U.S. nonpension postretirement benefit plan for the period ended May 31, 2007. The impact of the subsidy resulted in a reduction in our benefit obligation of approximately $1.7 million and $2.2 million at May 31, 2007 and 2006, respectively, and a $0.2 million and a $0.3 million decrease in net periodic cost for the years ended May 31, 2007 and 2006, respectively. As of May 31, 2007, we have received cumulative reimbursements from Medicare related to this new law amounting to $150,311.
RPM International Inc. and Subsidiaries     57

notes to consolidated financial statements
NOTE I — CONTINGENCIES AND LOSS RESERVES
Accrued loss reserves and asbestos-related liabilities consist of the following:

	2007	2006

(In thousands)
Accrued product liability reserves	$55,063	$53,764
Accrued warranty reserves	7,195	7,524
Accrued environmental reserves	10,920	5,390

Accrued loss reserves — current	73,178	66,678
Asbestos-related liabilities — current	53,000	58,925

Total Reserves — Current	$126,178	$125,603

Accrued warranty and product liability reserves — noncurrent	$10,319	$14,758
Asbestos-related liabilities — noncurrent	301,268	362,360

Total Reserves — Noncurrent	$311,587	$377,118

Certain of our wholly-owned subsidiaries, principally Bondex International, Inc. (collectively referred to as the subsidiaries), are defendants in various asbestos-related bodily injury lawsuits filed in various state courts with the vast majority of current claims pending in five states — Illinois, Ohio, Mississippi, Texas and Florida. These cases generally seek unspecified damages for asbestos-related diseases based on alleged exposures to asbestos-containing products previously manufactured by our subsidiaries or others.
As of May 31, 2007, our subsidiaries had a total of 10,824 active asbestos cases compared to a total of 10,580 cases as of May 31, 2006. For the quarter ended May 31, 2007, our subsidiaries secured dismissals and/or settlements of 608 claims and made total payments of $18.6 million, which included defense costs paid during the current quarter of $7.4 million. For the comparable period ended May 31, 2006, dismissals and/or settlements covered 106 claims and total payments were $12.9 million, which included defense costs paid during the quarter of $7.1 million. For the year ended May 31, 2007, our subsidiaries secured dismissals and/or settlements of 1,900 claims and made total payments of $67.0 million, which included defense costs paid during the year of $27.7 million. For the comparable period ended May 31, 2006, dismissals and/or settlements covered 945 claims and total payments were $59.9 million, which included defense costs paid during the year of $24.0 million. Excluding defense costs, the average costs to resolve a claim, including dismissed claims, were $18,416 and $54,783 for each of the quarters ended May 31, 2007 and 2006, respectively; and $20,684 and $37,989 for each of the years ended May 31, 2007 and 2006, respectively. The amount and timing of dismissals and settlements can fluctuate significantly from period to period resulting in volatility in the average costs to resolve claims in any given quarter or year.
In addition, in some jurisdictions, cases may involve more than one individual claimant. As a result, settlement or dismissal statistics on a per case basis are not necessarily reflective of the payment amounts on a per claimant basis and the amounts and rates can vary widely depending on a variety of factors including the mix of malignancy and non-malignancy claims and the amount of defense costs incurred during the period.
Estimating the future cost of asbestos related contingent liabilities was and continues to be subject to many uncertainties, including (i) the ultimate number of claims filed; (ii) the cost of resolving both current known and future unknown claims; (iii) the amount of insurance, if any, available to cover such claims, including the outcome of coverage litigation against the subsidiaries’ third-party insurers; (iv) future earnings and cash flow of our subsidiaries; (v) the impact of bankruptcies of other companies whose share of liability may be imposed on our subsidiaries under certain state liability laws; (vi) the unpredictable aspects of the litigation process including a changing trial docket and the jurisdictions in which trials are scheduled; (vii) the outcome of any such trials including judgments or jury verdicts, as a result of our more aggressive defense posture which includes taking selective cases to verdict; (viii) the lack of specific information in many cases concerning exposure to the subsidiaries’ products and the claimants’ diseases; (ix) potential changes in applicable federal and/or state law; and (x) the potential impact of various proposed structured settlement transactions or subsidiary bankruptcies by other companies, some of which are the subject of federal appellate court review, the outcome of which could materially affect any future asbestos-related liability estimates.
58      RPM International Inc. and Subsidiaries

notes to consolidated financial statements
In fiscal 2006, we retained Crawford & Winiarski (“C&W”), an independent, third-party consulting firm with expertise in the area of asbestos valuation work, to assist us in calculating an estimate of our liability for unasserted potential future asbestos-related claims. The methodology used by C&W to project our liability for unasserted potential future asbestos-related claims included C&W doing an analysis of (a) widely accepted forecast of the population likely to have been exposed to asbestos; (b) epidemiological studies estimating the number of people likely to develop asbestos-related diseases; (c) historical rate at which mesothelioma incidences resulted in the payment of claims by us; (d) historical settlement averages to value the projected number of future compensable mesothelioma claims; (e) historical ratio of mesothelioma related indemnity payments to non-mesothelioma indemnity payments; and (f) historical defense costs and their relationship with total indemnity payments.
As a result, at the end of fiscal 2006, we recorded a liability for asbestos claims in the amount of $335.0 million, while paying out $12.9 million for dismissals and/or settlements resulting in our reserve moving from $99.2 million at February 28, 2006 to $421.3 million at May 31, 2006. This reserve increase was based upon C&W’s analysis of our total estimated liability for unasserted potential future claims through May 31, 2016. This amount was calculated on a pre-tax basis and was not discounted for the time value of money. In light of the uncertainties inherent in making long-term projections, we have determined that a ten-year period is the most reasonable time period over which reasonably accurate estimates might still be made for projecting asbestos liabilities and defense costs and, accordingly, the reserve does not include asbestos liabilities for any period beyond ten years. As of May 31, 2007, total reserves were approximately $354.3 million, of which $269.3 million was reserved for unasserted potential future claims and $85.0 million was reserved for pending known claims estimated to be paid in fiscal 2008. The material components of the accruals are: (i) the gross number of open malignancy claims (principally mesothelioma claims) as these claims have the most significant impact on our asbestos settlement costs; (ii) historical and current settlement costs and dismissal rates by various categories; (iii) analysis of the jurisdiction and governing law of the states in which these claims are pending; (iv) outside defense counsel’s opinions and recommendations with respect to the merits of such claims; and (v) analysis of projected liability for unasserted potential future claims.
In determining the amount of our asbestos reserves, we relied on assumptions that are based on currently known facts and projection models. Our actual expenses could be significantly higher or lower than those recorded if assumptions used in our calculations vary significantly from actual results. Key variables in these assumptions include the period of exposure to asbestos claims, the number and type of new claims to be filed each year, the rate at which mesothelioma incidences result in compensable claims against us, the average cost of disposing of each such new claim, the dismissal rates each year and the related annual defense costs. Furthermore, predictions with respect to these variables are subject to greater uncertainty as the projections period lengthens. A significant upward or downward trend in the number of claims filed, depending on the nature of the alleged injury, the jurisdiction where filed, the average cost of resolving each such claim and the quality of the product identification, could change our estimated liability, as could any substantial adverse verdict at trial. A federal legislative solution, further state tort reform or structured settlement transaction could also change the estimated liability.
Subject to the foregoing variables, based on currently available data, we believe that our current asbestos reserves are sufficient to cover asbestos-related cash flow requirements for our known pending and unasserted potential future asbestos-related claims. However, given the uncertainties associated with projecting matters into the future and numerous other factors outside of our control, we believe that it is reasonably possible we may incur asbestos liabilities for the period through 2017 and beyond in excess of our projection. Due to the uncertainty inherent in the loss reserve estimation process, we are unable to estimate an additional range of loss in excess of our accruals. While it is reasonably possible that such excess liabilities could be material to operating results in any given quarter or year, we do not believe that it is reasonably possible that such excess liabilities would have a material adverse effect on our long-term results of operations, liquidity or consolidated financial position.
During fiscal 2004, our third-party insurers’ claimed exhaustion of coverage. Certain of our subsidiaries have filed a complaint for declaratory judgment, breach of contract and bad faith against these third-party insurers, challenging their assertion that their policies covering asbestos-related claims have been exhausted. The coverage litigation involves, among other matters, insurance coverage for claims arising out of alleged exposure to asbestos containing products manufactured by the previous owner of the Bondex tradename before March 1, 1966. On March 1, 1966, Republic Powdered Metals Inc. (as it was known then), purchased the assets and assumed the liabilities of the previous owner of the Bondex tradename. That previous owner subsequently dissolved and was never a subsidiary of Republic Powdered Metals, Bondex, RPM, Inc. or the Company. Because of the earlier assumption of liabilities, however, Bondex has historically and must continue to respond
RPM International Inc. and Subsidiaries     59

notes to consolidated financial statements
to lawsuits alleging exposure to these asbestos containing products. The Company discovered that the defendant insurance companies in the coverage litigation had wrongfully used cases alleging exposure to these pre-1966 products to erode their aggregate limits. This conduct, apparently known by the insurance industry based on discovery conducted to date, was in breach of the insurers’ policy language. Two of the defendant insurers have filed counterclaims seeking to recoup certain monies should the plaintiffs prevail on their claims. The parties have substantially completed all fact and expert discovery relating to the liability phase of the case. The parties have filed dispositive motions (including motions for summary judgment) and related briefs. It is difficult to predict when any such motions will be decided by the court or when the court will set a definitive trial date, although our subsidiaries anticipate a ruling on these pending motions during the 2007 calendar year.
During the second fiscal quarter ended November 30, 2006, Bondex reached a cash settlement of $15.0 million, the terms of which are confidential by agreement of the parties, with one of the defendant insurers. The settling defendant has been dismissed from the case. Our subsidiaries are aggressively pursuing their claims against the remaining insurers based on the terms of their respective policies.
We are unable at the present time to predict the timing or ultimate outcome of this insurance coverage litigation or whether there will be any further settlements. Consequently, we are unable to predict whether, or to what extent, any additional insurance may be available to cover a portion of our subsidiaries’ asbestos liabilities. We have not included any potential benefits from this litigation in calculating our current asbestos reserve. Our wholly-owned captive insurance companies have not provided any insurance or reinsurance coverage for any of our subsidiaries’ asbestos-related claims.
The following table illustrates the movement of current and long-term asbestos-related liabilities through May 31, 2007:
Asbestos Liability Movement (Current and Long-Term)

	Balance at	Additions to	Deductions (Primarily	Balance at
(In thousands)	Beginning of Period	Asbestos Charge	Claims Paid)	End of Period

Year Ended May 31, 2007	$421,285		$67,017	$354,268
Year Ended May 31, 2006	101,172	$380,000	59,887	421,285
Year Ended May 31, 2005	90,607	78,000	67,435	101,172

60      RPM International Inc. and Subsidiaries

notes to consolidated financial statements
We provide, through our wholly-owned insurance subsidiaries, certain insurance coverage, primarily product liability, to our other subsidiaries. Excess coverage is provided by third-party insurers. Our reserves provide for these potential losses as well as other uninsured claims. As of May 31, 2007, the current portion of these reserves amounted to $55.0 million as compared with $53.8 million at May 31, 2006, while the total long-term reserves of $8.8 million at May 31, 2007 compare with $13.3 million at May 31, 2006. Product warranty expense is recorded within selling, general and administrative expense. The changes in the reserve balance have occurred primarily as a result of our continuing evaluation of our liability under a class action lawsuit settlement covering our Dryvit residential exterior insulated finish systems product line (“EIFS”). We also offer a warranty program for our roofing systems and have established a product warranty reserve. We review this reserve for adequacy on a quarterly basis and adjust it as necessary. The primary factors that could affect this reserve may include changes in the historical system performance rate as well as the costs of replacement.
Third-party excess insurers have historically paid varying shares of Dryvit’s defense and settlement costs for individual commercial and residential EIFS lawsuits under various cost-sharing agreements. Dryvit has assumed a greater share of the costs associated with its EIFS litigation as it seeks funding commitments from our third-party excess insurers and will likely continue to do so pending the outcome of coverage litigation involving these same third-party insurers. One of our excess insurers filed suit seeking a declaration with respect to its rights and obligations for EIFS related claims under its applicable policies. During last year’s fiscal third quarter, the court granted Dryvit’s motion to stay the federal filing based on a more complete state court complaint filed against these same insurers and the Company’s insurance broker. The coverage case is now proceeding in state court. Discovery in this litigation is ongoing. The trial is scheduled for December 3, 2007.
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
NOTE J — SEGMENT INFORMATION
We operate a portfolio of businesses and product lines which manufacture and sell a variety of specialty paints, protective coatings and roofing systems, sealants and adhesives. We manage our portfolio by organizing our businesses and product lines into two reportable operating segments, the consumer segment and the industrial segment. Within each reportable operating segment, individual groups of companies and product lines generally address common markets, utilize similar technologies, and can share manufacturing or distribution capabilities.
Our industrial segment products are sold throughout North America and also account for the majority of our international sales. Our industrial product lines are sold directly to contractors, distributors and end-users, such as industrial manufacturing facilities, public institutions and other commercial customers.
Our consumer segment manufactures and markets professional use and do-it-yourself (“DIY”) products for a variety of mainly consumer applications, including home improvement, automotive maintenance and boat repair, and personal leisure activities. Our consumer segment’s major manufacturing and distribution operations are located primarily in North America. Consumer segment products are sold throughout North America directly to mass merchandisers, home improvement centers, hardware stores, paint stores, automotive supply stores, craft shops and to other smaller customers through distributors.
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
The ten largest consumer segment customers represented approximately 20%, 22% and 25% of our consolidated net sales and approximately 55%, 55% and 57% of consumer net sales for 2007, 2006 and 2005, respectively. Sales to The Home Depot represented 9%, 10% and 11% of our consolidated net sales and 24%, 25% and 26% of our consumer segment net sales for 2007, 2006 and 2005, respectively.
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
RPM International Inc. and Subsidiaries      61

notes to consolidated financial statements
The following table reflects the results of our reportable operating segments consistent with our management philosophy, and represents the information we utilize, in conjunction with various strategic, operational and other financial performance criteria, in evaluating the performance of our portfolio of businesses.

Year ended May 31	2007	2006	2005

(In thousands)
Segment Information
Net Sales
Industrial	$2,100,386	$1,811,590	$1,441,548
Consumer	1,238,378	1,196,748	1,114,187

Total	$3,338,764	$3,008,338	$2,555,735

Income (Loss) Before Income Taxes
Industrial	$233,120	$201,230	$168,578
Consumer	151,496	159,147	147,601
Corporate/Other	(77,081)	(482,852)	(152,451)

Total	$307,535	$(122,475)[1]	$163,728	[1]

Identifiable Assets
Industrial	$1,708,606	$1,628,038	$1,278,234
Consumer	1,285,180	1,102,687	1,144,909
Corporate/Other	339,363	265,339	224,332

Total	$3,333,149	$2,996,064	$2,647,475

Capital Expenditures
Industrial	$49,235	$39,274	$30,714
Consumer	20,141	20,800	24,175
Corporate/Other	1,017	1,081	720

Total	$70,393	$61,155	$55,609

Depreciation and Amortization
Industrial	$46,453	$40,536	$33,213
Consumer	30,860	29,938	29,264
Corporate/Other	4,294	3,825	3,515

Total	$81,607	$74,299	$65,992

Geographic Information
Net Sales (based on shipping location)
United States	$2,341,008	$2,248,259	$2,009,748

Foreign
Canada	255,246	222,602	192,579
Europe	596,613	411,548	250,585
Other Foreign	145,897	125,929	102,823

Total Foreign	997,756	760,079	545,987

Total	$3,338,764	$3,008,338	$2,555,735

Long-Lived Assets[2]
United States	$1,208,981	$1,190,722	$1,158,138

Foreign
Canada	132,052	121,137	98,880
Europe	385,066	260,866	103,070
Other Foreign	18,107	18,027	18,392

Total Foreign	535,225	400,030	220,342

Total	$1,744,206	$1,590,752	$1,378,480

[1]	Asbestos-related charges, totaling $380.0 million in fiscal 2006 and $78.0 million in fiscal 2005, reflected in Corporate/Other, relate to our Bondex International, Inc. subsidiary.

[2]	Long-lived assets include all non-current assets, excluding non-current deferred income taxes.
62       RPM International Inc. and Subsidiaries

notes to consolidated financial statements
NOTE K — QUARTERLY INFORMATION (UNAUDITED)
The following is a summary of the quarterly results of operations for the years ended May 31, 2007 and 2006:

	For Quarter Ended
(In thousands, except per share amounts)	August 31	November 30	February 28	May 31

2007
Net Sales	$844,161	$809,386	$679,494	$1,005,723
Gross Profit	345,073	326,071	263,485	425,823
Net Income	61,342	52,941	10,052	83,954
Basic Earnings Per Share	$0.52	$0.45	$0.08	$0.70
Diluted Earnings Per Share	$0.49	$0.42	$0.08	$0.65

Dividends Per Share	$0.160	$0.175	$0.175	$0.175

	For Quarter Ended
(In thousands, except per share amounts)	August 31	November 30	February 28	May 31

2006
Net Sales	$747,352	$739,350	$612,475	$909,161
Gross Profit	315,019	298,285	243,379	390,682
Net Income (Loss)	49,961	18,527	(2,687)	(142,006)[b]
Basic Earnings (Loss) Per Share	$0.43	$0.16	$(0.02)	$(1.21)
Diluted Earnings (Loss) Per Share	$0.40	$0.15	$(0.02)[a]	$(1.21)[a]

Dividends Per Share	$0.150	$0.160	$0.160	$0.160

[a]	Conversion of the net issuable common share equivalents and the shares related to convertible securities for the three month periods ended February 28, 2006 and May 31, 2006 were not assumed, since the results would have been anti-dilutive.

[b]	During the fourth fiscal quarter ended May 31, 2006, we increased our liability for asbestos claims by $335.0 million ($215.6 million after-tax), representing our estimation of our liability for pending and unasserted claims through May 31, 2016. See Note I to the Consolidated Financial Statements for discussion.
Quarterly earnings per share may not total to the yearly earnings per share due to the weighted-average number of shares outstanding in each quarter.
RPM International Inc. and Subsidiaries       63

QUARTERLY STOCK PRICE AND DIVIDEND INFORMATION
Shares of RPM International Inc. common stock are traded on the New York Stock Exchange under the symbol RPM. The high and low sales prices for the shares of common stock, and the cash dividends paid on the common stock, for each quarter of the two most recent fiscal years are set forth in the table below.
Range of Sales Prices and Dividends Paid

			Dividends paid
	High	Low	per share
Fiscal 2007

First Quarter	$19.12	$17.53	$0.160
Second Quarter	$20.36	$17.40	$0.175
Third Quarter	$24.25	$19.90	$0.175
Fourth Quarter	$24.14	$21.04	$0.175

			Dividends paid
	High	Low	per share
Fiscal 2006

First Quarter	$19.21	$17.47	$0.150
Second Quarter	$19.15	$16.90	$0.160
Third Quarter	$19.00	$16.96	$0.160
Fourth Quarter	$19.70	$17.40	$0.160
Source: The Wall Street Journal
Cash dividends are payable quarterly, upon authorization of the Board of Directors. Regular payment dates are approximately the last day of July, October, January and April.
The number of holders of record of RPM common stock as of July 13, 2007 was approximately 31,955.
64       RPM International Inc. and Subsidiaries

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
Management assessed the effectiveness of RPM’s internal control over financial reporting as of May 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. The scope of such assessment did not include Tor Coatings (“Tor”) and the acquired businesses of The Dane Group (“Dane”), which the Company acquired in 2007, and are included in our Consolidated Financial Statements, aggregating approximately $68.6 million of total assets as of May 31, 2007, approximately $17.8 million of net sales and approximately $0.4 million of pre-tax loss for the year then ended. Based on this assessment, management concluded that, as of May 31, 2007, RPM’s internal control over financial reporting is effective.
The independent registered public accounting firm Ernst & Young LLP, has also audited the Company’s assessment of internal control over financial reporting as of May 31, 2007 and their report thereon is included on page 67 of this report.

Frank C. Sullivan	Robert L. Matejka
President and Chief Executive Officer	Vice President, Chief Financial Officer and Controller
July 27, 2007
RPM International Inc. and Subsidiaries       65

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
RPM International Inc. and Subsidiaries
Medina, Ohio
We have audited the accompanying consolidated balance sheets of RPM International Inc. and Subsidiaries (“RPM” or “the Company”) as of May 31, 2007 and 2006 and the related consolidated statements of income, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the consolidated financial position of RPM at May 31, 2007 and 2006 and the consolidated results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.
As discussed in Note A to the Consolidated Financial Statements, effective June 1, 2006, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123 (Revised 2004), Share-Based Payment. Also, as discussed in Note A to the Consolidated Financial Statements, effective on May 31, 2007, the Company adopted SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Post Retirement Plans, an amendment to FAS 87, 88, 106 and 132(R).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of RPM’s internal control over financial reporting as of May 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 27, 2007 expressed an unqualified opinion thereon.
Cleveland, Ohio
July 27, 2007
66       RPM International Inc. and Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
RPM International Inc. and Subsidiaries
Medina, Ohio
We have audited management’s assessment, included in the accompanying “Management’s Report on Internal Control over Financial Reporting,” that RPM International Inc. and Subsidiaries (“RPM” or “the Company”) maintained effective internal control over financial reporting as of May 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). RPM’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
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
As indicated in the accompanying Management’s Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include an assessment of the effectiveness of internal controls over financial reporting of Tor Coatings Limited (“Tor”) and the acquired businesses of The Dane Group (“Dane “), which were acquired by RPM in 2007, and are included in the 2007 Consolidated Financial Statements of RPM and constituted approximately $68.6 million of total assets as of May 31, 2007, approximately $17.8 million of revenue and approximately $0.4 million of pre-tax loss for the year then ended. Our audit of internal control over financial reporting of RPM as of May 31, 2007 also did not include an evaluation of the internal control over financial reporting of Tor and Dane.
In our opinion, management’s assessment that RPM maintained effective internal control over financial reporting as of May 31, 2007, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, RPM maintained, in all material respects, effective internal control over financial reporting as of May 31, 2007, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of RPM International Inc. and Subsidiaries as of May 31, 2007 and the related consolidated statements of income, stockholders’ equity and cash flows for the year then ended and our report dated July 27, 2007 expressed an unqualified opinion thereon.
Cleveland, Ohio
July 27, 2007
RPM International Inc. and Subsidiaries       67

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
RPM International Inc. and Subsidiaries
Medina, Ohio
We have audited the accompanying consolidated statements of income, stockholders’ equity and cash flows of RPM International Inc. and Subsidiaries (the “Company”) for the year ended May 31, 2005. These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.
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
In our opinion, such Consolidated Financial Statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended May 31, 2005, in conformity with U.S. Generally Accepted Accounting Principles.
Cleveland, Ohio
July 7, 2005, except as to Note K of the Annual Report on Form 10-K for the year ended May 31, 2005, which is as of July 22, 2005.
68       RPM International Inc. and Subsidiaries