Form 10-K, Exhibit 13
period 2008-05-31
RPM INTERNATIONAL INC/DE/
filed 2008-07-30
CIK 110621

Exhibit 13.1
Annual
Report		Financial Section Contents

22	Management’s Discussion and Analysis
34	Consolidated Financial Statements
38	Notes to Consolidated Financial Statements
63	Quarterly Stock Price and Dividend Information
64	Management’s Report on Internal Control
65	Auditor’s Reports

21

Management’s Discussion and Analysis
of Results of Operations and Financial Condition
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Our Consolidated Financial Statements include the accounts of RPM International Inc. and its majority-owned subsidiaries. Preparation of our financial statements requires the use of estimates and assumptions that affect the reported amounts of our assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We continually evaluate these estimates, including those related to our asbestos liability; allowances for doubtful accounts; inventories; allowances for recoverable taxes; useful lives of property, plant and equipment; goodwill and other intangible assets; environmental and other contingent liabilities; income tax valuation allowances; pension plans; and the fair value of financial instruments. We base our estimates on historical experience, our most recent facts, and other assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of our assets and liabilities. Actual results, which are shaped by actual market conditions, including legal settlements, may differ materially from our estimates.
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
We also record revenues generated under long-term, construction contracts, mainly in connection with the installation of specialized roofing and flooring systems, and related services. In general, we account for long-term, construction contracts under the percentage-of-completion method, and therefore record contract revenues and related costs as our contracts progress. This method recognizes the economic results of contract performance on a timelier basis than does the completed-contract method; however, application of this method requires reasonably dependable estimates of progress toward completion, as well as other dependable estimates. When reasonably dependable estimates cannot be made, or if other factors make estimates doubtful, the completed-contract method is applied. Under the completed-contract method, billings and costs are accumulated on the balance sheet as the contract progresses, but no revenue is recognized until the contract is complete or substantially complete.
Translation of Foreign Currency Financial Statements and Foreign Currency Transactions
Our reporting currency is the U.S. dollar. However, the functional currency for each of our foreign subsidiaries is its local currency. We translate the amounts included in our Consolidated Statements of Income from our foreign subsidiaries into U.S. dollars at weighted-average exchange rates, which we believe are representative of the actual exchange rates on the dates of the transactions. Our foreign subsidiaries’ assets and liabilities are translated into U.S. dollars from local currency at the actual exchange rates as of the end of each reporting date, and we record the resulting foreign exchange translation adjustments in our Consolidated Balance Sheets as a component of accumulated other comprehensive income (loss). If the U.S. dollar continues to weaken, we will continue to reflect the resulting gains as a component of accumulated other comprehensive income. Conversely, if the U.S. dollar were to strengthen, foreign exchange translation losses could result, which would negatively impact accumulated other comprehensive income. Translation adjustments will be included in net earnings in the event of a sale or liquidation of any of our underlying foreign investments, or in the event that we distribute the accumulated earnings of consolidated foreign subsidiaries. If we determined that the functional currency of any of our foreign subsidiaries should be the U.S. dollar, our financial statements would be affected. Should this occur, we would adjust our reporting to appropriately account for any such changes.
As appropriate, we use permanently invested intercompany loans as a source of capital to reduce exposure to foreign currency fluctuations at our foreign subsidiaries. These loans, on a consolidated basis, are treated as being analogous to equity for accounting purposes. Therefore, foreign exchange gains or losses on these intercompany loans are recorded in accumulated other comprehensive income (loss). If we were to determine that the functional currency of any of our subsidiaries should be the U.S. dollar, we would no longer record foreign exchange gains or losses on such intercompany loans.
Goodwill
We apply the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” which addresses the initial recognition and measurement of goodwill and intangible assets acquired in a business combination. We also apply the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” which requires that goodwill be tested at least on an annual basis, or more frequently as impairment indicators arise, using a fair-value approach at the reporting unit level. Our reporting units have been identified at the component level, or one level below our operating segments. We have elected to perform our annual required impairment tests, which involve the use of estimates
22     RPM International Inc. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS
related to the fair market values of the reporting units with which goodwill is associated, during our fourth fiscal quarter. Calculating the fair market values of reporting units requires our significant use of estimates and assumptions. We estimate the fair values of our reporting units by applying a combination of third-party market value indicators and discounted future cash flows to the respective reporting unit’s annual projected earnings before interest, taxes, depreciation and amortization. In applying this methodology, we rely on a number of factors, including future business plans, actual and forecasted operating results, and market data. In the event that our calculations indicate that goodwill is impaired, a fair value estimate of each tangible and intangible asset would be established. This process would require the estimation of the discounted cash flows expected to be generated by each asset in addition to independent asset appraisals, as appropriate, and, if impaired, these balances would be written down to fair value. Our cash flow estimates are based on our historical experience and our internal business plans, and appropriate discount rates are applied. Losses, if any, resulting from goodwill impairment tests would be reflected in pre-tax income in our income statement. We have not incurred any such impairment losses to date.
Other Long-Lived Assets
We assess identifiable, non-goodwill intangibles and other long-lived assets for impairment whenever events or changes in facts and circumstances indicate the possibility that the carrying values of these assets may not be recoverable over their estimated remaining useful lives. Factors considered important in our assessment, which might trigger an impairment evaluation, include the following:
•	significant under-performance relative to historical or projected future operating results;

•	significant changes in the manner of our use of the acquired assets;

•	significant changes in the strategy for our overall business; and

•	significant negative industry or economic trends.
Additionally, we test all indefinite-lived intangible assets for impairment at least annually during our fiscal fourth quarter. Measuring a potential impairment of non-goodwill intangibles and other long-lived assets requires the use of various estimates and assumptions, including the determination of which cash flows are directly related to the assets being evaluated, the respective useful lives over which those cash flows will occur and potential residual values, if any. If we determine that the carrying values of these assets may not be recoverable based upon the existence of one or more of the above-described indicators or other factors, any impairment amounts would be measured based on the projected net cash flows expected from these assets, including any net cash flows related to eventual disposition activities. The determination of any impairment losses would be based on the best information available, including internal estimates of discounted cash flows, quoted market prices, when available, and independent appraisals, as appropriate, to determine fair values. Cash flow estimates would be based on our historical experience and our internal business plans, with appropriate discount rates applied. We have not incurred any such impairment losses to date.
Deferred Income Taxes
Our provision for income taxes is calculated in accordance with SFAS No. 109, “Accounting for Income Taxes,” which requires the recognition of deferred income taxes using the liability method. Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and certain changes in valuation allowances. We provide valuation allowances against deferred tax assets if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.
In determining the adequacy of valuation allowances, we consider cumulative and anticipated amounts of domestic and international earnings or losses, anticipated amounts of foreign source income, as well as the anticipated taxable income resulting from the reversal of future taxable temporary differences.
We intend to maintain any recorded valuation allowances until sufficient positive evidence (for example, cumulative positive foreign earnings or additional foreign source income) exists to support a reversal of the tax valuation allowances.
We have not provided for U.S. income and foreign withholding taxes on approximately $782.2 million of foreign subsidiaries’ undistributed earnings as of May 31, 2008, because such earnings have been retained and reinvested by the subsidiaries. Accordingly, no provision has been made for U.S. or foreign withholding taxes, which may become payable, if undistributed earnings of foreign subsidiaries were paid to us as dividends. The additional income taxes and applicable withholding taxes that would result had such earnings actually been repatriated are not practically determinable.
Contingencies
We are party to claims and lawsuits arising in the normal course of business, including the various asbestos-related suits discussed in Note I “Contingencies and Loss Reserves,” to our Consolidated Financial Statements. Although we cannot precisely predict the amount of any liability that may ultimately arise with respect to any of these matters, we record provisions when we consider the liability probable and reasonably estimable. Our provisions are based on historical experience and legal advice, are reviewed quarterly and are adjusted according to developments. Estimating probable losses requires the analysis of multiple forecasted factors that often depend on judgments about potential actions by third parties, such as regulators, courts, and state and federal legislatures. Changes in the amounts of our loss provisions, which can be material, affect our Consolidated Statements of Income. Due to the inherent uncertainties in the process undertaken to estimate potential losses, we are unable to estimate an additional range of loss in excess of our accruals. While it is reasonably possible that
RPM International Inc. and Subsidiaries     23

such excess liabilities, if they were to occur, could be material to operating results in any given quarter or year of their recognition, we do not believe that it is reasonably possible that such excess liabilities would have a material adverse effect on our long-term results of operations, liquidity or consolidated financial position.
Our environmental-related accruals are similarly established and/or adjusted as more information becomes available upon which costs can be reasonably estimated. Here again, actual costs may vary from these estimates because of the inherent uncertainties involved, including the identification of new sites and the development of new information about contamination. Certain sites are still being investigated and, therefore, we have been unable to fully evaluate the ultimate costs for those sites. As a result, accruals have not been estimated for certain of these sites and costs may ultimately exceed existing estimated accruals for other sites. We have received indemnities for potential environmental issues from purchasers of certain of our properties and businesses and from sellers of some of the properties or businesses we have acquired. We have also purchased insurance to cover potential environmental liabilities at certain sites. If the indemnifying or insuring party fails to, or becomes unable to, fulfill its obligations under those agreements or policies, we may incur environmental costs in addition to any amounts accrued, which may have a material adverse effect on our financial condition, results of operations or cash flows.
Additionally, our operations are subject to various federal, state, local and foreign tax laws and regulations which govern, among other things, taxes on worldwide income. The calculation of our income tax expense is based on the best information available and involves our significant judgment. The actual income tax liability for each jurisdiction in any year can be, in some instances, determined ultimately several years after the financial statements have been published.
We maintain accruals for estimated income tax exposures for many different jurisdictions. Tax exposures are settled primarily through the resolution of audits within each tax jurisdiction or the closing of a statute of limitation. Tax exposures can also be affected by changes in applicable tax laws or other factors, which may cause us to believe a revision of past estimates is appropriate. We believe that appropriate liabilities have been established for income tax exposures; however, actual results may differ materially from our estimates.
Allowance for Doubtful Accounts Receivable
An allowance for anticipated uncollectible trade receivable amounts is established using a combination of specifically identified accounts to be reserved and a reserve covering trends in collectibility. These estimates are based on an analysis of trends in collectibility, past experience and individual account balances identified as doubtful based on specific facts and conditions. Receivable losses are charged against the allowance when we confirm uncollectibility. Actual collections of trade receivables could differ from our estimates due to changes in future economic or industry conditions or specific customer’s financial conditions.
Inventories
Inventories are stated at the lower of cost or market, cost being determined on a first-in, first-out (FIFO) basis and market being determined on the basis of replacement cost or net realizable value. Inventory costs include raw materials, labor and manufacturing overhead. We review the net realizable value of our inventory in detail on an on-going basis, with consideration given to various factors, which include our estimated reserves for excess, obsolete, slow moving or distressed inventories. If actual market conditions differ from our projections, and our estimates prove to be inaccurate, write-downs of inventory values and adjustments to cost of sales may be required. Historically, our inventory reserves have approximated actual experience.
SEGMENT INFORMATION
Our business is divided into two reportable segments: the consumer reportable segment (“consumer segment”) and the industrial reportable segment (“industrial segment”). Within each reportable segment, we aggregate three operating segments that consist of individual groups of companies and product lines, which generally address common markets, share similar economic characteristics, utilize similar technologies and can share manufacturing or distribution capabilities. Our six operating segments represent components of our business for which separate financial information is available that is utilized on a regular basis by our chief executive officer in determining how to allocate the assets of the company and evaluate performance. These six operating segments are each managed by an operating segment manager, who is responsible for the day-to-day operating decisions and performance evaluation of the operating segment’s underlying businesses. We evaluate the profit performance of our segments primarily based on gross profit, and, to a lesser extent, income (loss) before income taxes, but also look to earnings (loss) before interest and taxes (“EBIT”) as a performance evaluation measure because interest expense is essentially related to corporate acquisitions, as opposed to segment operations.
Our industrial reportable segment products are sold throughout North America and also account for the majority of our international sales. Our industrial product lines are sold directly to contractors, distributors and end-users, such as industrial manufacturing facilities, public institutions and other commercial customers. This reportable segment comprises three separate operating segments — our Tremco Group, StonCor Group, and RPM II/Industrial Group. Products and services within this reportable segment include construction chemicals, roofing systems, weatherproofing and other sealants, flooring, and specialty chemicals.
Our consumer reportable segment manufactures and markets professional use and do-it-yourself (“DIY”) products for a variety of mainly consumer applications, including home improvement and personal leisure activities. Our consumer segment’s major manufacturing and distribution operations are located primarily in North America, along with a few locations in Europe. Consumer segment products are sold
24     RPM International Inc. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS
directly to mass merchandisers, home improvement centers, hardware stores, paint stores, craft shops and to other smaller customers through distributors. This reportable segment comprises three operating segments — our DAP Group, Rust-Oleum/Zinsser Group, and RPM II/Consumer Group. Products within this reportable segment include specialty, hobby and professional paints; caulks; adhesives; silicone sealants; wood stains and specialty confectionary coatings and films.
In addition to our two reportable segments, there is a category of certain business activities and expenses, referred to as corporate/other, that does not constitute an operating segment. This category includes our corporate headquarters and related administrative expenses, results of our captive insurance companies, gains or losses on the sales of certain assets and other expenses not directly associated with either reportable segment. Assets related to the corporate/other category consist primarily of investments, prepaid expenses, deferred pension assets, and headquarters’ property and equipment. These corporate and other assets and expenses reconcile reportable segment data to total consolidated income (loss) before income taxes.
The following table reflects the results of our reportable segments consistent with our management philosophy, and represents the information we utilize, in conjunction with various strategic, operational and other financial performance criteria, in evaluating the performance of our portfolio of product lines. For further information pertaining to our segments, refer to Note J, “Segment Information,” to our Consolidated Financial Statements.
SEGMENT INFORMATION
(In thousands)

Year Ended May 31	2008		2007	2006

Net Sales
Industrial Segment	$2,365,496		$2,100,386	$1,811,590
Consumer Segment	1,278,295		1,238,378	1,196,748

Consolidated	$3,643,791		$3,338,764	$3,008,338

Gross Profit
Industrial Segment	$999,063		$885,141	$778,672
Consumer Segment	499,474		475,311	468,693

Consolidated	$1,498,537		$1,360,452	$1,247,365

Income (Loss) Before Income Taxes(a)
Industrial Segment
Income Before Income Taxes(a)	$259,452		$233,120	$201,230
Interest (Expense), Net	(2,205)		(1,937)	(1,711)

EBIT(b)	$261,657		$235,057	$202,941

Consumer Segment
Income Before Income Taxes(a)	$155,778		$151,496	$159,147
Interest (Expense), Net	(5,434)		(2,895)	(142)

EBIT(b)	$161,212		$154,391	$159,289

Corporate/Other
(Expense) Before Income Taxes(a)	$(376,176	)(c)	$(77,081)	$(482,852	)(c)
Interest (Expense), Net	(39,325)		(42,201)	(39,490)

EBIT(b)	$(336,851)		$(34,880)	$(443,362)

Consolidated
Income (Loss) Before Income Taxes(a)	$39,054		$307,535	$(122,475)
Interest (Expense), Net	(46,964)		(47,033)	(41,343)

EBIT(b)	$86,018		$354,568	$(81,132)

(a)	The presentation includes a reconciliation of Income (Loss) Before Income Taxes, a measure defined by Generally Accepted Accounting Principles (GAAP) in the United States, to EBIT.

(b)	EBIT is defined as earnings (loss) before interest and taxes. We evaluate the profit performance of our segments primarily based on gross profit, and, to a lesser extent, income (loss) before income taxes, but also look to EBIT as a performance evaluation measure because interest expense is essentially related to corporate acquisitions, as opposed to segment operations. We believe EBIT is useful to investors for this purpose as well, using EBIT as a metric in their investment decisions. EBIT should not be considered an alternative to, or more meaningful than, operating income as determined in accordance with GAAP, since EBIT omits the impact of interest and taxes in determining operating performance, which represent items necessary to our continued operations, given our level of indebtedness and ongoing tax obligations. Nonetheless, EBIT is a key measure expected by and useful to our fixed income investors, rating agencies and the banking community, all of whom believe, and we concur, that this measure is critical to the capital markets’ analysis of our segments’ core operating performance. We also evaluate EBIT because it is clear that movements in EBIT impact our ability to attract financing. Our underwriters and bankers consistently require inclusion of this measure in offering memoranda in conjunction with any debt underwriting or bank financing. EBIT may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results.

(c)	The asbestos charges, totaling $288.1 million in fiscal 2008 and $380.0 million in fiscal 2006, reflected in Corporate/Other, relate to our Bondex International, Inc. subsidiary (see Note I to the Consolidated Financial Statements).
RPM International Inc. and Subsidiaries     25

RESULTS OF OPERATIONS
Fiscal 2008 Compared with Fiscal 2007
Net Sales On a consolidated basis, net sales of $3.64 billion for the current fiscal year ended May 31, 2008 grew 9.1%, or $305.0 million, over net sales of $3.34 billion during the comparable period last year. Organic sales improvements accounted for 6.9%, or $230.8 million, of the growth in net sales over the prior year, including pricing initiatives representing 1.6% of the sales growth, or $53.1 million, and the impact of net favorable foreign exchange rates year-over-year, which provided 3.1%, or $102.7 million, of the sales growth. Foreign exchange gains resulted from the weak dollar against nearly all major foreign currencies, with the majority of the gain resulting from the stronger euro and the Canadian dollar. Fifteen small acquisitions accounted for 3.4% of the growth in net sales over last year, while the loss of the revenue related to our Bondo divestiture during this year’s second fiscal quarter represented a negative impact of 1.2% of net sales from the prior year, for a net acquisition impact of 2.2% of the growth in net sales over last year, or $74.2 million.
Industrial segment net sales, which comprised 64.9% of the current year’s consolidated net sales, totaled $2.37 billion, growing 12.6% from last year’s $2.10 billion. This segment’s net sales growth resulted from the combination of 11 small acquisitions, which contributed 3.7%, plus organic sales growth, which accounted for 8.9% of the increase, including 2.2% from pricing and 3.9% from net favorable foreign exchange differences. The strong organic sales improvements in the industrial segment resulted from growth in most international businesses, polymer flooring, protective coatings and roofing. Much of this growth resulted from ongoing industrial and commercial maintenance and improvement activities, primarily in Europe and North America, but also in Latin America and other regions of the world. There was also a slight increase in new construction in certain of those sectors, which also contributed to increased revenues in the current period. In order to offset the weakness in the economy, which is beginning to impact certain sectors of our domestic construction markets, we continue to secure new business through our strong brand offerings, high level of service and technical support, new product innovations and international expansion.
Consumer segment net sales, which comprised 35.1% of the current year’s consolidated net sales, increased 3.2% to $1.28 billion from $1.24 billion during the same period last year. This segment’s net sales growth resulted primarily from organic sales improvements, which provided 3.4% of the net sales growth, including 0.6% from pricing and 1.6% from net favorable foreign exchange. Despite weakening economic conditions, this segment was able to grow organic sales by launching various new product offerings, increasing market penetration at major retail accounts, and refocusing efforts on our various repair and maintenance products. Partially offsetting the organic growth in net sales over the prior year in this segment was the impact of the divestiture of our Bondo subsidiary during this year’s second fiscal quarter, representing a negative impact of 3.2% of consumer segment net sales over the prior year, which was partially offset by recent acquisitions for a 3.0% increase in net sales over the prior year, for a net negative impact of 0.2%, or $2.9 million.
Gross Profit Margin Our consolidated gross profit improved to 41.1% of net sales this current fiscal year from 40.8% for the same period a year ago. While the cost of certain of our key raw materials remained higher over the same period a year ago, such as epoxies, various solvents and resins, we saw the costs of certain of our other key materials stabilize versus the prior period, such as zinc and seedlac. The net 30 basis point (“bps”) improvement in the gross profit margin during the current fiscal year primarily reflects the leverage of the 3.8% organic growth in net sales, a favorable mix of product and operational improvements. Higher raw material costs, which impacted the fiscal 2008 gross profit margin by approximately 0.9% of net sales, or 90 bps, were offset by the impact of selling price increases that have been initiated throughout the past twelve months, and will continue into the new fiscal year.
Our industrial segment gross profit for the current fiscal year improved to 42.2% of net sales from 42.1% of net sales last year. This 10 bps improvement in this segment resulted from higher selling prices, which were partially offset by certain continued higher raw material costs during the year. In addition, productivity gains related to the 2.8% pure unit organic growth in sales and a favorable mix of sales contributed to the improved gross profit margin in fiscal 2008.
Our consumer segment gross profit for the 2008 fiscal year improved to 39.1% of net sales from 38.4% last year. The leverage of the 1.2% pure unit growth in organic sales in this segment, combined with a favorable sales mix, more than overcame certain higher raw material costs during the year, resulting in a net improvement of 70 bps in the gross profit margin year-over-year.
Selling, General and Administrative Expenses (“SG&A”) Our consolidated SG&A expense levels for fiscal 2008 increased by 20 bps to 30.8% of net sales compared with 30.6% a year ago. The increase mainly reflects additional expenditures made to support the 3.8% organic growth in sales, including certain employee-compensation-related expenses, in addition to certain higher legal and audit-related expenditures, which were partially offset by the combination of the gain on the sale of our Bondo subsidiary during this year’s second fiscal quarter, certain favorable environmental accrual adjustments and reductions in distribution and certain benefit-related costs.
Our industrial segment SG&A increased by 20 bps to 31.1% of net sales in fiscal 2008 from 30.9% a year ago, reflecting principally higher employment-related costs, legal and foreign exchange expense, partially offset by the operating leverage related to this segment’s 5.0% organic sales growth.
Our consumer segment SG&A as a percentage of net sales for fiscal 2008 increased by 60 bps to 26.5% compared with 25.9% a year ago, reflecting certain higher employee-compensation
26     RPM International Inc. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS
costs and additional expense related to environmental accruals. Partially offsetting these costs was the combination of the $1.1 million gain on the sale of our Bondo subsidiary during the current year’s second fiscal quarter, reductions in certain advertising and promotional expenditures, and lower distribution expense year-over-year.
SG&A expenses reported in our corporate/other category decreased during fiscal 2008 to $48.5 million from $49.8 million during fiscal 2007. This decrease is mainly the result of favorable environmental-related accrual adjustments, foreign exchange gains, certain lower employee compensation and pension-related benefit costs. Partially offsetting these gains were higher legal and audit-related costs, higher insurance and other employment-related expenses, and additional restricted stock activity under our Omnibus Equity and Incentive Plan, mostly related to accelerated vesting of grants for retirees.
License fee and joint venture income of approximately $3.3 million and $2.5 million for the years ended May 31, 2008 and 2007, respectively, are reflected as reductions of consolidated SG&A expenses.
We recorded total net periodic pension and postretirement benefit cost of $18.6 million and $20.2 million for the years ended May 31, 2008 and 2007, respectively. This decreased pension expense of $1.6 million was attributable to an improvement in the expected return on plan assets of $3.6 million, a curtailment gain of $0.7 million during the current fiscal year, and fewer net actuarial losses recognized during fiscal 2008 for $1.3 million. These gains were partly offset by increased service and interest cost approximating $4.0 million. A change of 0.25% in the discount rate or expected rate of return on plan assets assumptions would result in $1.3 million and of $0.7 million higher pension expense, respectively. The assumptions and estimates used to determine the discount rate and expected return on plan assets are more fully described in Note G, “Pension Plans,” and Note H, “Postretirement Health Care Benefits,” to our Consolidated Financial Statements. We expect that pension expense will fluctuate on a year-to-year basis depending upon the investment performance of plan assets, but such changes are not expected to be material as a percentage of income before income taxes.
Asbestos Charge (Income) As described in Note I, “Contingencies and Loss Reserves,” to the Consolidated Financial Statements, we recorded pre-tax asbestos charges of $288.1 million and $380.0 million during the fiscal years ended May 31, 2008 and 2006, respectively, in connection with the calculation of our liability for unasserted-potential-future-asbestos-related claims by an independent consulting firm. There was no related charge taken or incurred during the fiscal year ended May 31, 2007; however, our Bondex subsidiary reached a cash settlement of $15.0 million, the terms of which are confidential by agreement of the parties, with one of our former insurance carriers regarding asbestos-matters and recorded the resulting settlement income during fiscal 2007. For additional information, please refer to Note I, “Contingencies and Loss Reserves,” to the Consolidated Financial Statements.
Net Interest Expense Net interest expense for fiscal 2008 remained unchanged at $47.0 million from fiscal 2007. Our improved net investment income of $13.3 million versus $11.0 million from fiscal 2007 provided approximately $2.3 million more in income year-over-year. However, this improvement was offset by current year interest expense of $60.3 million versus $58.0 million from last year. Included in current year interest expense was the impact of our higher weighted-average net borrowings associated with recent acquisitions, which averaged $102.2 million during fiscal 2008, and resulted in additional interest expense of approximately $6.5 million, plus interest totaling $1.5 million from generally higher weighted-average borrowings. A reduction in year-over-year interest expense of approximately $4.6 million resulted from favorable fluctuations in our interest rates, which overall averaged 5.2% during fiscal 2008 compared with 5.6% last year. Finally, during last year’s first fiscal quarter, we prepaid our 6.61% Senior Notes, Series B, due November 15, 2006, and our 7.30% Senior Notes, Series C, due November 15, 2008, which included a nonrecurring $1.1 million make-whole payment.
Income (Loss) Before Income Taxes (“IBT”) Our consolidated IBT for fiscal 2008 declined by $268.5 million, or 87.3%, to $39.0 million from $307.5 million last year, for a 1.1% margin on net sales versus 9.2% a year ago. This decline in margin on sales results from the current year $288.1 million pre-tax asbestos-related liability increase, and the prior-year $15.0 million pre-tax, asbestos-related insurance settlement.
Industrial segment IBT improved by $26.3 million, to $259.5 million from last year’s $233.1 million, as a result of the favorable growth in organic sales, offset partially by higher foreign exchange losses, legal expenses and compensation-related costs. Consumer segment IBT improved by $4.3 million, to $155.8 million from $151.5 million last year, as a net result of the favorable impact of acquisitions and the gain on the sale of Bondo, offset partially by certain higher compensation-related costs and unfavorable environmental-related accruals.
For a reconciliation of IBT to earnings (loss) before interest and taxes, see the Segment Information table located on page 25 of this Annual Report.
Income Tax Rate The effective income tax benefit rate was 22.2% for the year ended May 31, 2008 compared to an effective income tax expense rate of 32.3% for the year ended May 31, 2007.
For the year ended May 31, 2008 and, to a lesser extent, for the year ended May 31, 2007, the effective tax rate differed from the federal statutory rate due to decreases in the effective tax rate principally as a result of the impact of certain foreign operations on our U.S. taxes, U.S. tax benefits associated with the domestic manufacturing deduction and lower effective tax rates in certain of our foreign jurisdictions. In addition, for the year ended May 31, 2008, the effective tax rate decreased as a result of the reversal of $2.1 million of the valuation allowances associated with foreign tax credit carryovers. Furthermore, during the year ended May 31, 2008,
RPM International Inc. and Subsidiaries     27

various foreign taxing jurisdictions enacted new tax laws, including income tax rate reductions, which resulted in a one-time decrease in the effective tax rate of $2.8 million. The year ended May 31, 2007 was impacted by a decrease in the effective tax rate as a result of a one-time benefit relating to the resolution of prior-year’s tax liabilities.
For the years ended May 31, 2008 and May 31, 2007, the decreases in the effective tax rates were partially offset by valuation allowances associated with losses incurred by certain of our foreign businesses, state and local income taxes, and other non-deductible business operating expenses. In addition, the decreases in the effective tax rate for the year ended May 31, 2007 were further offset by valuation allowances associated with foreign tax credit carryforwards.
As of May 31, 2008, we have determined, based on the available evidence, that it is uncertain whether we will be able to recognize certain deferred tax assets. Therefore, in accordance with the provisions of SFAS No. 109, “Accounting for Income Taxes,” we intend to maintain the tax valuation allowances recorded at May 31, 2008 for certain deferred tax assets until sufficient positive evidence (for example, cumulative positive foreign earnings or additional foreign source income) exists to support their reversal. These valuation allowances relate to U.S. foreign tax credit carryforwards, certain foreign net operating losses and net foreign deferred tax assets recorded in purchase accounting. Any reversal of a tax valuation allowance that was recorded in purchase accounting would be recorded as a reduction to goodwill.
The effective income tax benefit rate for the year ended May 31, 2008 reflects the $288.1 million adjustment to our asbestos liability. Excluding the asbestos liability adjustment, the effective income tax rate for the year would have been adjusted to a pro-forma effective income tax expense rate of 28.9%. The effective income tax rate for the year ended May 31, 2007 reflects the impact of a cash settlement with an insurance carrier regarding asbestos-matters, which resulted in income of $15.0 million. Excluding the asbestos-related settlement income, the effective income tax rate for last year would have been adjusted to a pro-forma effective income tax rate of 32.1%.
Net Income Net income of $47.7 million for the year ended May 31, 2008 compares to $208.3 million for the same period last year, for a net margin on sales of 1.3% and 6.2% for fiscal 2008 and 2007, respectively. The decline from the prior year reflects the $185.1 million after-tax asbestos-related liability adjustment taken during the fourth fiscal quarter of 2008. Also, the prior year figures reflect the combination of a one-time gain of $2.1 million relating to the settlement of prior-years’ tax liabilities and income of $9.7 million (after-tax) related to the impact of an asbestos-related cash settlement received from one of the defendant insurers during fiscal 2007, as previously discussed.
Reflected in net income for fiscal 2008 is the combination of the operating leverage related to our 3.8% organic sales growth, the impact of favorable acquisitions throughout the year and the net impact of higher selling prices offsetting certain increased raw materials costs. Diluted earnings per common share for fiscal 2008 declined by 76.2% to $0.39 from $1.64 for fiscal 2007.
Fiscal 2007 Compared with Fiscal 2006
Net Sales On a consolidated basis, net sales of $3.34 billion for the fiscal year ended May 31, 2007 grew 11.0%, or $330.4 million, over net sales of $3.01 billion during the fiscal year ended May 31, 2006. The August 31, 2005 acquisition of illbruck Sealant Systems (“illbruck”), plus nine other smaller acquisitions, slightly offset by one small divestiture, contributed 4.3%, or $129.9 million, to the growth over fiscal 2006. Organic sales for fiscal 2007 contributed 6.7% to the growth in sales from fiscal 2006, or $200.5 million, and included 2.0% from pricing initiatives and 1.3% from net favorable foreign exchange rates year-over-year, primarily against the stronger euro and Canadian dollar, offset slightly by certain weaker Latin American and other currencies.
Industrial segment net sales, which comprised 62.9% of the fiscal 2007 consolidated net sales, totaled $2.10 billion, which grew 15.9% from $1.81 billion from fiscal 2006. This segment’s net sales growth resulted from the combination of the acquisition of illbruck, plus six other smaller acquisitions, which contributed 5.6%, plus organic sales, which added 10.3%, including 2.7% from pricing and 1.7% from net favorable foreign exchange differences. Within the segment, several product lines provided notable organic growth for fiscal 2007 over fiscal 2006, including corrosion control coatings, fiberglass reinforced plastic grating composites, and institutional roofing and related services. Internationally, product lines in this segment provided significant organic growth in Europe, Canada and Latin America. There were strong organic sales improvements throughout this segment, with much of this growth related to ongoing industrial and commercial maintenance and improvement activities primarily in North America, but also in Europe, Latin America and other regions of the world, as well as increased new construction in those sectors.
Consumer segment net sales, which comprised 37.1% of the fiscal 2007 consolidated net sales, increased 3.5% to $1.24 billion from $1.20 billion during fiscal 2006. Organic sales contributed 1.1% to the growth in sales, which included pricing of 0.8% and 0.6% from net favorable foreign exchange differences. Contributions to sales from acquisitions of three product lines were slightly offset by a January 2006 divestiture, for a net contribution of 2.4% to sales. The contribution from organic sales in this segment slowed during fiscal 2007, principally as a result of fluctuating order patterns among major retail customers in their efforts to manage their inventories, as well as declines in existing homes turnover and, to a lesser extent, new housing starts, which have affected several lines of the business.
28     RPM International Inc. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS
Gross Profit Margin Consolidated gross profit margin of 40.8% of net sales in fiscal 2007 declined from 41.5% during fiscal 2006. This margin decline of 0.7%, or 70 bps, was the result of several factors, a main one being continued higher costs of a number of our raw materials, such as asphalts and various resins, net of higher pricing initiatives (approximately 40 bps). Numerous price increases had been initiated throughout both operating segments during fiscal 2007 to help compensate or recover these higher material costs, a number of which had begun to moderate by the end of fiscal 2007. Several acquisitions, particularly illbruck, also carry inherently lower gross margin structures and further impacted gross margin during fiscal 2007, by approximately 20 bps. In addition, a comparatively lower-margin mix of sales, including increased services sales, which also generate structurally lower gross margin, further weighed on this margin.
Industrial segment gross profit margin for fiscal 2007 declined to 42.1% of net sales from 43.0% during fiscal 2006. This 90 bps margin decline in this segment essentially relates to the lower-margin illbruck acquisition (approximately 20 bps); higher raw material costs, net of higher pricing (approximately 40 bps); and the continued growth in the lower-margin, mainly service-driven mix of sales.
Consumer segment gross profit margin for fiscal 2007 declined to 38.4% of net sales from 39.2% during fiscal 2006, or 80 bps. Higher raw material costs, net of higher pricing initiatives, amounted to approximately 30 bps, while the change in delivery terms with a major customer during the second fiscal quarter of 2007 impacted this segment’s margins by approximately 40 bps. The remaining difference results from the fluctuating order patterns among major retail customers in their efforts to manage their inventories, as well as continued declines in existing homes turnover and new housing starts, which have impacted several product lines within this segment.
SG&A Consolidated SG&A expense levels for fiscal 2007 improved by 100 bps to 30.6% of net sales compared with 31.6% from fiscal 2006. Reflected in the improvement is the leverage from the 5.4% organic sales growth, including higher pricing. Additionally, fiscal 2006 included approximately $10.2 million of one-time costs, which included the finalization of the Dryvit national residential class action settlement ($5.0 million), the sale of a small subsidiary ($2.7 million), hurricane-related costs ($1.0 million), and certain costs incurred for a European pension plan ($1.5 million). The mix of increased service sales over the prior year, which are characterized by relatively lower SG&A support requirements, also contributed to the improvement. Other factors having a favorable impact on margins included tighter spending controls across both segments and a change in delivery terms with a major customer, which occurred during the second fiscal quarter of 2007 and included an arrangement whereby this customer provides for its own shipping.
Industrial segment SG&A improved by 90 bps to 30.9% of net sales for fiscal 2007 from 31.8% during fiscal 2006, which principally reflects the leverage of organic sales growth of 8.6% for this segment, including higher pricing. This segment’s recent acquisitions also had a favorable impact on fiscal 2007 results, impacting margins by approximately 10 bps.
Consumer segment SG&A of 25.9% of net sales remained unchanged from fiscal 2006, reflecting the change in delivery terms with a major customer, effective cost containment and other savings programs.
Corporate/Other SG&A expenses decreased during fiscal 2007 to $49.8 million from $63.4 million for fiscal 2006, principally reflecting $10.2 million of one-time costs during fiscal 2006, as previously discussed. Excluding the one-time costs from fiscal 2006, SG&A expenses were further reduced by approximately $3.4 million during fiscal 2007, mainly from reductions in certain employment and benefit-related costs, including insurance and pensions. Certain other increases in employment-related costs, including compensation and additional grants made under the Omnibus Plan, slightly offset these savings.
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
Asbestos Charge (Income) As described in Note I, “Contingencies and Loss Reserves,” to the Consolidated Financial Statements, we recorded a pre-tax asbestos charge of $380.0 million for the fiscal year ended May 31, 2006 in connection with the completion of a calculation of our liability for unasserted potential future asbestos-related claims by an independent consulting firm. There was no related charge taken or incurred during the fiscal year ended May 31, 2007; however, our Bondex subsidiary reached a cash settlement of $15.0 million, the terms of which are confidential by agreement of the parties, with one of our former insurance carriers regarding asbestos-matters and recorded income during our second fiscal quarter ended November 30, 2006. For additional information, refer to Note I, “Contingencies and Loss Reserves,” to the Consolidated Financial Statements.
RPM International Inc. and Subsidiaries     29

Net Interest Expense Net interest expense was $5.7 million higher in fiscal 2007 than 2006. Included in this increase is $1.1 million paid in association with the early retirement of our Private Placement Senior Notes during the fiscal quarter ended August 31, 2006 (refer to Liquidity and Capital Resources — Financing Activities, below). Interest rates overall averaged 5.6% during fiscal 2007, compared with 5.2% for fiscal 2006, accounting for $3.4 million of the interest expense increase. Higher average net borrowings associated with acquisitions, approximating $132.5 million, were offset by interest saved through net debt paydowns, for a net increase of $5.6 million of interest expense. Investment income performance improved year-over-year and provided $4.4 million of additional income in fiscal 2007.
IBT Consolidated IBT for fiscal 2007 improved by $430.0 million, or 351.1%, to $307.5 million from a net loss of $122.5 million during the year ended May 31, 2006, with margin comparisons of 9.2% of net sales versus (4.1)%. While fiscal 2006 IBT includes a pre-tax asbestos charge of $380.0 million, fiscal 2007 IBT includes pre-tax asbestos-related settlement income of $15.0 million. Excluding the impact of the asbestos-related items, IBT for fiscal 2007 would have improved by 13.6%, while fiscal 2007 margin of 8.8% would compare with the fiscal 2006 adjusted margin of 8.5%.
Industrial segment fiscal 2007 IBT grew by $31.9 million, or 15.8%, to $233.1 million from $201.2 million during fiscal 2006, primarily from this segment’s organic unit sales growth. Consumer segment fiscal 2007 IBT declined by 4.8%, to $151.5 million from $159.1 million during fiscal 2006, mainly as a result of organic unit sales decline, excluding the favorable impacts of pricing and foreign exchange.
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
For the year ended May 31, 2007, and to a greater extent for the year ended May 31, 2006, the decreases in the effective tax rate were partially offset by valuation allowances associated with losses incurred by certain of our foreign businesses, valuation allowances related to U.S. federal foreign tax credit carryforwards, and state and local income taxes.
The effective income tax expense rate for the year ended May 31, 2007 reflects the impact of a cash settlement with an insurance carrier regarding asbestos-matters, which resulted in income of $15.0 million. Excluding the asbestos-related settlement income, the effective income tax expense rate for fiscal 2007 would have been adjusted to a pro-forma annualized effective income tax rate of 32.1%. The effective income tax benefit rate for the year ended May 31, 2006 reflects the impact of the $380.0 million asbestos charge. Excluding the asbestos charge, the effective income tax rate for fiscal 2006 would have been adjusted to a pro-forma effective income tax expense rate of 34.7%.
Net Income Net income of $208.3 million for the year ended May 31, 2007 compares to a net loss of $76.2 million for fiscal 2006. The fiscal 2006 net loss reflects the impact of an after-tax asbestos reserve charge of $244.3 million, while the fiscal 2007 results reflect a one-time gain of $2.1 million relating to the settlement of fiscal 2006 liabilities, and income of $9.7 million (after-tax) related to the impact of a cash settlement received from one of the defendant insurers, as discussed previously. Excluding the impact of the asbestos-related items, fiscal 2007 net income would have reflected an improvement of $30.5 million, or 18.1%, to $198.6 million from adjusted $168.1 million for fiscal 2006. Margin on sales of 6.0% for fiscal 2007 compares to an adjusted 5.6% for fiscal 2006, excluding the asbestos items, with this 40 bps margin difference mostly the result of the combination of higher organic unit sales volume, the one-time costs during fiscal 2006, the movement in sales mix and the influence of several favorable acquisitions.
Diluted earnings per common share for fiscal 2007 improved by 352.3%, to $1.64 from a diluted loss per common share of $0.65 for fiscal 2006. Excluding the asbestos-related items previously discussed, diluted earnings per common share for fiscal 2007 improved by 16.3%, to $1.57, compared with an adjusted $1.35 for fiscal 2006.
LIQUIDITY AND CAPITAL RESOURCES
Operating Activities
Operating activities generated cash flow of $234.7 million during the current fiscal year compared with $202.3 million of cash flow generated during fiscal 2007, for a net increase of $32.4 million or 16.0%. Net income of $47.7 million for fiscal 2008 includes the impact of the $288.1 million pre-tax ($185.1 million after-tax) increase in our provision for asbestos-related liabilities, while the prior-year net income reflects pre-tax income of $15.0 million ($9.7 million after-tax) related to an asbestos-related settlement with one of the defendant insurers, as previously discussed.
30     RPM International Inc. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS
A higher trade accounts receivable balance at the end of fiscal 2008 required $55.1 million in cash versus last year’s cash use of $75.2 million, using approximately $20.1 million less during fiscal 2008 versus fiscal 2007. Inventory balances increased during fiscal 2008 and fiscal 2007, which required $28.4 million of cash in fiscal 2008 versus $23.9 million of cash during fiscal 2007, or $4.5 million more in cash year-over-year. Finally, we used $27.0 million more in cash on our accounts payable compared to last year, as a result of a change in the timing of certain payments and increased activity levels.
Cash provided from operations, along with the use of available credit lines, as required, remain our primary sources of liquidity.
Investing Activities
Capital expenditures, other than for ordinary repairs and replacements, are made to accommodate our continued growth to achieve production and distribution efficiencies, to expand capacity and to enhance our administration capabilities. Capital expenditures of $71.8 million during fiscal 2008 compare with current-year depreciation of $62.2 million. Capital spending is expected to outpace our depreciation levels for the next several fiscal years as additional capacity is brought on-line to support our continued growth. With this additional plant expansion, we believe there will be adequate production capacity to meet our needs for the next several years at normal growth rates.
We invested $132.3 million for acquisitions during fiscal 2008, which was offset by the $9.2 million in cash we received from the businesses we acquired, for a net use of cash of $123.1 million. Conversely, the sale of our Bondo subsidiary during the second quarter of the current fiscal year generated net proceeds of $44.8 million.
Our captive insurance companies invest their excess cash in marketable securities in the ordinary course of conducting their operations, and this activity will continue. Differences in the amounts related to these activities on a year-over-year basis are primarily attributable to differences in the timing and performance of their investments balanced against amounts required to satisfy claims.
Financing Activities
On February 20, 2008 we issued and sold $250.0 million of 6.50% Notes due February 15, 2018. The proceeds were used to repay our $100.0 million Senior Unsecured Notes due March 1, 2008, the outstanding principal under our $125.0 million accounts receivable securitization program and $19.0 million in short-term borrowings under our revolving credit facility. This new financing has strengthened our credit profile and liquidity position, as well as lengthened the average maturity of our outstanding debt obligations.
On December 29, 2006, we replaced our $330.0 million revolving credit facility with a $400.0 million five-year credit facility (the “Credit Facility”). The Credit Facility is used for working capital needs and general corporate purposes, including acquisitions. The Credit Facility provides for borrowings in U.S. dollars and several foreign currencies and provides sublimits for the issuance of letters of credit in an aggregate amount of up to $35.0 million and a swing-line of up to $20.0 million for short-term borrowings of less than 15 days. In addition, the size of the Credit Facility may be expanded, subject to lender approval, upon our request by up to an additional $175.0 million, thus potentially expanding the Credit Facility to $575.0 million.
On July 18, 2006, we prepaid our 6.61% Senior Notes, Series B, due November 15, 2006, and our 7.30% Senior Notes, Series C, due November 15, 2008. We paid all amounts due pursuant to the terms of the Purchase Agreement and did not incur any material early termination penalties in connection with our termination of the Notes.
We are exposed to market risk associated with interest rates. We do not use financial derivative instruments for trading purposes, nor do we engage in foreign currency, commodity or interest rate speculation. Concurrent with the issuance of our 6.7% Senior Unsecured Notes, RPM United Kingdom G.P. entered into a cross currency swap, which fixed the interest and principal payments in euros for the life of the 6.7% Senior Unsecured Notes and resulted in an effective euro fixed rate borrowing of 5.31%. In addition to hedging the risk associated with our 6.7% Senior Unsecured Notes, our only other hedged risks are associated with certain fixed debt, whereby we have a $200.0 million notional amount interest rate swap contract designated as a fair value hedge to pay floating rates of interest, based on six-month LIBOR that matures in fiscal 2010. Because critical terms of the debt and interest rate swap match, the hedge is considered perfectly effective against changes in fair value of debt, and therefore, there is no need to periodically reassess the effectiveness during the term of the hedge.
Our available liquidity, including our cash and short-term investments and amounts available under our committed credit facilities, stood at $626.3 million at May 31, 2008. Our debt-to-capital ratio was 48.6% at May 31, 2008 compared with 47.6% at May 31, 2007. As previously mentioned, subsequent to the end of our third fiscal quarter, we repaid our $100.0 million Senior Unsecured Notes due March 1, 2008 with the proceeds from the issuance of the $250.0 million 6.50% Notes.
Subsequent to the end of our current fiscal year, we called for redemption all of our outstanding Senior Convertible Notes due May 13, 2033. Prior to the redemption, virtually all of the holders converted their Notes into shares of our common stock. For additional information, refer to Note L, “Subsequent Events,” to the Consolidated Financial Statements.
RPM International Inc. and Subsidiaries     31

The following table summarizes our financial obligations and their expected maturities at May 31, 2008 and the effect such obligations are expected to have on our liquidity and cash flow in the periods indicated.
Contractual Obligations

		Payments Due In
	Total Contractual
(In thousands)	Payment Stream	2009	2010-11	2012-13	After 2013

Long-term debt obligations	$1,073,621	$6,934	$205,868	$261,816	$599,003
Capital lease obligations	5,478	965	1,476	1,309	1,728
Operating lease obligations	145,258	36,408	46,389	22,734	39,727
Other long-term liabilities(1):
Interest payments on long-term debt obligations	312,568	45,679	81,634	78,169	107,086
Contributions to pension and postretirment plans(2)	213,600	18,700	38,300	52,700	103,900

Total	$1,750,525	$108,686	$373,667	$416,728	$851,444
-

(1)	Excluded from other long-term liabilities is our liability for unrecognized tax benefits, which totaled $4.7 million at May 31, 2008. Currently, we cannot predict with reasonable reliability the timing of cash settlements to the respective taxing authorities.

(2)	These amounts represent our estimated cash contributions to be made in the periods indicated for our pension and postretirement plans, assuming no actuarial gains or losses, assumption changes or plan changes occur in any period. The projection results assume $10.3 million will be contributed to the U.S. plans in fiscal 2009; all other plans and years assume the required minimum contribution will be contributed. Also included are expected interest payments on long-term debt.
The condition of the U.S. dollar fluctuated throughout the year, and was moderately weaker against other major currencies where we conduct operations at the fiscal year end versus the previous year end, causing a favorable change in the accumulated other comprehensive income (loss) (refer to Note A) component of stockholders’ equity of $55.9 million this year versus $26.0 million last year. The change in fiscal 2008 was in addition to net changes of $(0.5) million, $4.8 million and $4.2 million related to adjustments required for minimum pension and other postretirement liabilities, unrealized gains on derivatives and unrealized gains on securities, respectively.
Off-Balance Sheet Arrangements
We do not have any off-balance sheet financings, other than the minimum leasing commitments described in Note F, “Leases,” to the Consolidated Financial Statements. We have no subsidiaries that are not included in our financial statements, nor do we have any interests in or relationships with any special purpose entities that are not reflected in our financial statements.
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
Interest Rate Risk
Our primary interest rate risk exposure results from our floating rate debt, including various revolving and other lines of credit (refer to Note B, “Borrowings”). At May 31, 2008, approximately 30.3% of our debt was subject to floating interest rates.
If interest rates were to increase 100 bps from May 31, 2008 and, assuming no changes in debt from the May 31, 2008 levels, the additional annual interest expense would amount to approximately $3.3 million on a pre-tax basis. A similar increase in interest rates in fiscal 2007 would have resulted in approximately $4.9 million in additional interest expense.
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
All derivative instruments are recognized on the balance sheet and measured at fair value. Changes in the fair values of derivative instruments that do not qualify as hedges and/ or any ineffective portion of hedges are recognized as a gain or loss in our Consolidated Statement of Income in the current period. Changes in the fair value of derivative instruments used effectively as fair value hedges are recognized in earnings (losses), along with the change in the value of the hedged item. Such derivative transactions are accounted for under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended and interpreted. We do not hold or issue derivative instruments for speculative purposes.
32     RPM International Inc. and Subsidiaries

MANAGEMENT’S DISCUSSION AND ANALYSIS
Foreign Currency Risk
Our foreign sales and results of operations are subject to the impact of foreign currency fluctuations (refer to Note A, “Summary of Significant Accounting Policies”). As most of our foreign operations are in countries with fairly stable currencies, such as Belgium, Canada, France, Germany, the Netherlands and the United Kingdom, this effect has not generally been material. In addition, foreign debt is denominated in the respective foreign currency, thereby eliminating any related translation impact on earnings.
If the U.S. dollar continues to weaken, our foreign results of operations will be positively impacted, but the effect is not expected to be material. A 10% change in foreign currency exchange rates would not have resulted in a material impact to net income for the years ended May 31, 2008 and 2007. We do not currently hedge against the risk of exchange rate fluctuations.
FORWARD-LOOKING STATEMENTS
The foregoing discussion contains “forward-looking statements” relating to our business. These forward-looking statements, or other statements made by us, are made based on our expectations and beliefs concerning future events impacting us, and are subject to uncertainties and factors (including those specified below), which are difficult to predict and, in many instances, are beyond our control. As a result, our actual results could differ materially from those expressed in or implied by any such forward-looking statements. These uncertainties and factors include (a) general economic conditions; (b) the price, supply and capacity of raw materials, including assorted pigments, resins, solvents and other natural gas- and oil-based materials; packaging, including plastic containers; and transportation services, including fuel surcharges; (c) continued growth in demand for our products; (d) legal, environmental and litigation risks inherent in our construction and chemicals businesses and risks related to the adequacy of our insurance coverage for such matters; (e) the effect of changes in interest rates; (f) the effect of fluctuations in currency exchange rates upon our foreign operations; (g) the effect of non-currency risks of investing in and conducting operations in foreign countries, including those relating to domestic and international political, social, economic and regulatory factors; (h) risks and uncertainties associated with our ongoing acquisition and divestiture activities; (i) risks related to the adequacy of our contingent liabilities, including for asbestos-related claims; and (j) other risks detailed in our filings with the Securities and Exchange Commission, including the risk factors set forth in our Annual Report on Form 10-K for the year ended May 31, 2008, as the same may be updated from time to time. We do not undertake any obligation to publicly update or revise any forward-looking statements to reflect future events, information or circumstances that arise after the date of the filing of the report containing such statements.
RPM International Inc. and Subsidiaries     33

Consolidated Balance Sheets
(In thousands, except per share amounts)

May 31	2008	2007

Assets
Current Assets
Cash and short-term investments	$231,251	$159,016
Trade accounts receivable (less allowances of $24,554 in 2008 and $19,167 in 2007)	817,241	744,259
Inventories	476,149	437,759
Deferred income taxes	37,644	39,276
Prepaid expenses and other current assets	221,690	189,939

Total current assets	1,783,975	1,570,249

Property, Plant and Equipment, at Cost
Land	33,299	28,149
Buildings and leasehold improvements	302,375	276,852
Machinery and equipment	719,045	658,199

	1,054,719	963,200
Less allowance for depreciation and amortization	556,998	489,904

Property, plant and equipment, net	497,721	473,296

Other Assets
Goodwill	908,358	830,177
Other intangible assets, net of amortization	384,370	353,420
Deferred income taxes, non-current	88,754	18,694
Other	100,389	87,313

Total other assets	1,481,871	1,289,604

Total Assets	$3,763,567	$3,333,149

Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable	$411,448	$385,003
Current portion of long-term debt	6,934	101,641
Accrued compensation and benefits	151,493	132,555
Accrued loss reserves	71,981	73,178
Asbestos-related liabilities	65,000	53,000
Other accrued liabilities	139,505	119,363

Total current liabilities	846,361	864,740

Long-Term Liabilities
Long-term debt, less current maturities	1,066,687	886,416
Asbestos-related liabilities	494,745	301,268
Other long-term liabilities	192,412	175,958
Deferred income taxes	26,806	17,897

Total long-term liabilities	1,780,650	1,381,539

Total liabilities	2,627,011	2,246,279

Stockholders’ Equity
Preferred stock, par value $0.01; authorized 50,000 shares; none issued
Common stock, par value $0.01; authorized 300,000 shares; issued and outstanding 122,189 as of May 2008; issued and outstanding 120,906 as of May 2007	1,222	1,209
Paid-in capital	612,441	584,845
Treasury stock, at cost	(6,057)
Accumulated other comprehensive income	101,162	25,140
Retained earnings	427,788	475,676

Total stockholders’ equity	1,136,556	1,086,870

Total Liabilities and Stockholders’ Equity	$3,763,567	$3,333,149

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.
34     RPM International Inc. and Subsidiaries

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statements of Income
(In thousands, except per share amounts)

Year Ended May 31	2008	2007	2006

Net Sales	$3,643,791	$3,338,764	$3,008,338
Cost of Sales	2,145,254	1,978,312	1,760,973

Gross Profit	1,498,537	1,360,452	1,247,365
Selling, General and Administrative Expenses	1,124,419	1,020,884	948,497
Asbestos Charges (Settlement Income)	288,100	(15,000)	380,000
Interest Expense, Net	46,964	47,033	41,343

Income (Loss) Before Income Taxes	39,054	307,535	(122,475)
Provision (Benefit) for Income Taxes	(8,655)	99,246	(46,270)

Net Income (Loss)	$47,709	$208,289	$(76,205)

Average Number of Shares of Common Stock Outstanding
Basic	120,151	118,179	116,837
Diluted	130,539	128,711	116,837
Earnings (Loss) per Share of Common Stock
Basic	$0.40	$1.76	$(0.65)
Diluted	$0.39	$1.64	$(0.65)
Cash Dividends Declared per Share of Common Stock	$0.745	$0.685	$0.630

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.
RPM International Inc. and Subsidiaries     35

Consolidated Statements of Cash Flows
(In thousands)

Year Ended May 31	2008	2007	2006

Cash Flows From Operating Activities:
Net income (loss)	$47,709	$208,289	$(76,205)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	62,238	59,256	56,463
Amortization	23,128	22,351	17,836
Provision for asbestos-related liabilities	288,100		380,000
Deferred income taxes	(73,888)	32,740	(111,308)
Earnings of unconsolidated affiliates	(1,645)	(914)	(890)
Changes in assets and liabilities, net of effect from purchases and sales of businesses:
(Increase) in receivables	(55,056)	(75,185)	(59,734)
(Increase) in inventory	(28,361)	(23,864)	(42,255)
(Increase) in prepaid expenses and other current and long-term assets	(10,954)	(17,777)	(20,260)
Increase in accounts payable	10,654	37,656	42,315
Increase (decrease) in accrued compensation and benefits	15,810	(4,335)	38,513
Increase (decrease) in accrued loss reserves	(5,382)	6,501	1,226
Increase in other accrued liabilities	38,613	54,879	22,402
Payments made for asbestos-related claims	(82,623)	(67,017)	(59,887)
Other	6,371	(30,275)	(2,727)

Cash From Operating Activities	234,714	202,305	185,489

Cash Flows From Investing Activities:
Capital expenditures	(71,840)	(70,393)	(61,155)
Acquisition of businesses, net of cash acquired	(123,130)	(124,154)	(174,625)
Purchase of marketable securities	(110,225)	(96,695)	(59,416)
Proceeds from sales of marketable securities	92,383	78,530	50,105
(Investments in) and distributions from unconsolidated affiliates	30	72	(895)
Proceeds from sale of assets and businesses	46,544	1,516	9,282
Other	(2,976)	2,873	2,323

Cash (Used For) Investing Activities	(169,214)	(208,251)	(234,381)

Cash Flows From Financing Activities:
Additions to long-term and short-term debt	251,765	153,516	186,772
Reductions of long-term and short-term debt	(181,074)	(53,560)	(152,862)
Cash dividends	(90,638)	(82,106)	(74,427)
Repurchase of stock	(6,057)
Tax benefit from exercise of stock options	3,792	1,549
Exercise of stock options	10,689	25,833	10,636

Cash From (Used For) Financing Activities	(11,523)	45,232	(29,881)

Effect of Exchange Rate Changes on Cash and Short-Term Investments	18,258	11,114	3,249

Net Change in Cash and Short-Term Investments	72,235	50,400	(75,524)
Cash and Short-Term Investments at Beginning of Year	159,016	108,616	184,140

Cash and Short-Term Investments at End of Year	$231,251	$159,016	$108,616

Supplemental Disclosures of Cash Flows Information:
Cash paid during the year for:
Interest	$58,650	$57,929	$50,690
Income taxes	$59,978	$51,971	$68,263
Supplemental Schedule of Non-Cash Investing and Financing Activities:
Share-based compensation activity	$11,698	$7,750	$3,545
Debt from business combinations	$3,306	$7,828	$10,259
The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.
36     RPM International Inc. and Subsidiaries

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statements of Stockholders’ Equity
(In thousands)

					Accumulated
	Common Stock				Other
	Number	Par/			Comprehensive
	of	Stated	Paid-in	Treasury	Income	Retained
	Shares	Value	Capital	Stock	(Loss)	Earnings	Total

Balance at June 1, 2005	117,554	$1,176	$526,434	$-0-	$10,004	$500,125	$1,037,739

Comprehensive income
Net (loss)						(76,205)	(76,205)
Translation gain and other					19,835		19,835

Comprehensive (loss)							(56,370)
Dividends paid						(74,427)	(74,427)
Stock option exercises, net	823	8	10,628				10,636
Stock-based compensation expense			4,818				4,818
Restricted stock awards, net	366	3	3,542				3,545

Balance at May 31, 2006	118,743	1,187	545,422	-0-	29,839	349,493	925,941

Comprehensive income
Net income						208,289	208,289
Translation gain and other					37,580		37,580

Comprehensive income							245,869
Impact of adoption of SFAS No. 158, net of taxes of $22,468					(42,279)		(42,279)
Dividends paid						(82,106)	(82,106)
Stock option exercises, net	1,798	18	25,815				25,833
Stock-based compensation expense			5,862				5,862
Restricted stock awards, net	365	4	7,746				7,750

Balance at May 31, 2007	120,906	1,209	584,845	-0-	25,140	475,676	1,086,870

Impact of adoption of measurement date provisions of SFAS No. 158:
Net periodic benefit cost for the period March 1, 2007 — May 31, 2007, net of taxes of $1,722						(3,270)	(3,270)
Change in fair value and benefit obligation from March 1, 2007 — May 31, 2007, net of taxes of $6,203					11,658		11,658
Impact of adoption of FIN No. 48						(1,689)	(1,689)

Balance at May 31, 2007, as adjusted	120,906	1,209	584,845	-0-	36,798	470,717	1,093,569
Comprehensive income
Net income						47,709	47,709
Translation gain and other					64,364		64,364

Comprehensive income							112,073
Dividends paid						(90,638)	(90,638)
Stock option exercises, net	750	8	10,665				10,673
Stock-based compensation expense			5,239				5,239
Restricted stock awards, cancelled to treasury	(284)	(3)	3	(6,057)			(6,057)
Restricted stock awards, net	817	8	11,689				11,697

Balance at May 31, 2008	122,189	$1,222	$612,441	$(6,057)	$101,162	$427,788	$1,136,556

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.
RPM International Inc. and Subsidiaries 37

Notes to Consolidated Financial Statements May 31, 2008, 2007, 2006
NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
1) Consolidation and Basis of Presentation
Our financial statements consolidate all of our affiliates — companies that we control and in which we hold a majority voting interest. We account for our investments in less-than-majority-owned joint ventures under the equity method. Effects of transactions between related companies are eliminated in consolidation.
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
3) Acquisitions/Divestitures
We account for business combinations using the purchase method of accounting and accordingly, the assets and liabilities of the acquired entities are recorded at their estimated fair values at the acquisition date.
During the fiscal year ended May 31, 2008, we completed nine acquisitions, the majority of which report through our industrial reportable segment. The acquired product lines and assets included a specialty coatings provider for industrial and marine applications in Scandinavia, a manufacturer of concrete admixture products in Chile, a decorative concrete system manufacturer based in the southern U.S., a sealant supplier for window assembly markets in southern and eastern Europe, and a manufacturer of high-performance flooring systems in England. The purchase price for each acquisition has been allocated to the preliminary, estimated fair values of the assets acquired and liabilities assumed as of the date of acquisition. Acquisitions completed during fiscal 2008 have been aggregated in the following table:

	Weighted-Average
	Intangible Asset
	Amortization Life
(In thousands)	(In Years)	Total

Current assets		$66,983
Property, plant and equipment		12,808
Goodwill	N/A	61,101
Tradenames — indefinite lives	N/A	3,800
Other intangible assets	10	38,745
Other long-term assets		8,254

Total Assets Acquired		$191,691
Liabilities assumed		(58,293)

Net Assets Acquired		$133,398

During our second fiscal quarter of 2008, we completed the sale of our Bondo subsidiary, formerly one of our consumer segment product lines, to an outside third party. Sale proceeds of $45.0 million generated a one-time, pre-tax net gain of $1.1 million, which has been included in selling, general and administrative expense for fiscal 2008. The reported amount of the gain is net of approximately $4.2 million of transaction-related costs, including $1.5 million for involuntary employee terminations and related costs, approximately $1.6 million in adjustments for product returns and product liability accruals, and approximately $1.0 million for closing costs and other fees.
During the fiscal year ended May 31, 2007, we completed six acquisitions, which included product lines such as industrial and concrete coatings, fireproofing products, daylight fluorescent pigments, and a number of waterproofing, epoxy and sealant products. We have allocated the respective purchase prices for each of these acquisitions to the underlying fair values of the assets acquired and liabilities assumed at their dates of acquisition, as summarized in the following table:

	Weighted-Average
	Intangible Asset
	Amortization Life
(In thousands)	(In Years)	Total

Current assets		$41,127
Property, plant and equipment		15,145
Goodwill	N/A	71,844
Tradenames — indefinite lives	N/A	13,053
Other intangible assets	13	29,114

Total Assets Acquired		$170,283
Liabilities assumed		(39,722)

Net Assets Acquired		$130,561

Our Consolidated Financial Statements reflect the results of operations of these acquired businesses as of their respective dates of acquisition. Pro-forma results of operations for the years ended May 31, 2008 and May 31, 2007 were not materially different from reported results and, consequently, are not presented.
38 RPM International Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
4) Foreign Currency
The functional currency for each of our foreign subsidiaries is its local currency. Accordingly, for the periods presented, assets and liabilities have been translated using exchange rates at year end, while income and expense for the periods have been translated using a weighted-average exchange rate.
The resulting translation adjustments have been recorded in accumulated other comprehensive income (loss), a component of stockholders’ equity, and will be included in net earnings only upon the sale or liquidation of the underlying foreign investment, neither of which is contemplated at this time. Transaction gains and losses have been immaterial during the past three fiscal years.
5) Accumulated Other Comprehensive Income (Loss)
Accumulated other comprehensive income (loss) consists of the following components:

		Minimum Pension
		and Other	Unrealized	Unrealized
	Foreign	Postretirement	Gain (Loss)	Gain (Loss)
	Currency	Benefit Liability	on	on
	Translation	Adjustments,	Derivatives,	Securities,
(In thousands)	Adjustments	Net of Tax	Net of Tax	Net of Tax	Total

Balance at June 1, 2005	$14,885	$(6,905)	$—	$2,024	$10,004
Reclassification adjustments for (gains) included in net (loss)				(1,677)	(1,677)
Other comprehensive income (loss)	30,160	(14,700)	(3,010)	3,543	15,993
Deferred taxes		5,413	1,011	(905)	5,519

Balance at May 31, 2006	45,045	(16,192)	(1,999)	2,985	29,839
Reclassification adjustments for (gains) losses included in net income				(2,774)	(2,774)
Other comprehensive income (loss)	25,954	1,974	7,850	12,180	47,958
Deferred taxes		(1,317)	(2,540)	(3,747)	(7,604)
Impact of adopting SFAS No. 158, net of taxes of $22,468		(42,279)			(42,279)

Balance at May 31, 2007	70,999	(57,814)	3,311	8,644	25,140
Impact of adoption of SFAS No. 158 for change in fair value and benefit obligation from March 1, 2007 — May 31, 2007, net of taxes of $6,203		11,658			11,658

Balance at May 31, 2007, as adjusted	70,999	(46,156)	3,311	8,644	36,798
Reclassification adjustments for (gains) losses included in net income				(882)	(882)
Other comprehensive income (loss)	55,857	(1,433)	7,195	7,842	69,461
Deferred taxes		946	(2,404)	(2,757)	(4,215)

Balance at May 31, 2008	$126,856	$(46,643)	$8,102	$12,847	$101,162

6) Cash and Short-Term Investments
For purposes of the statement of cash flows, we consider all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. We do not believe we are exposed to any significant credit risk on cash and short-term investments. The carrying amounts of cash and short-term investments approximate fair value.
7) Marketable Securities
Marketable securities, included in other current and long-term assets, are composed mainly of available for sale securities and are reported at fair value, based on quoted market prices. Changes in unrealized gains and losses, net of applicable taxes, are recorded in accumulated other comprehensive income (loss) within stockholders’ equity. When we experience other-than-temporary declines in market value from original cost, those amounts are reflected in operating income in the period in which the losses occur. In order to determine whether an other-than-temporary decline in market value has occurred, the duration of the decline in value and our ability to hold the investment to recovery are considered in conjunction with an evaluation of the strength of the underlying collateral and the extent to which the investment’s carrying value exceeds its related market value. Marketable securities, primarily consisting of equity securities, totaled $110.8 million and $85.8 million at May 31, 2008 and 2007, respectively. The unrealized gain on securities amounted to approximately $7.8 million and $12.2 million in 2008 and 2007, respectively, which related primarily to the impact of the stock market improvement over the last two fiscal years, in addition to the significant growth of our minority investment in Kemrock Industries.
8) Financial Instruments
Financial instruments recorded on the balance sheet include cash and short-term investments, accounts receivable, notes and accounts payable, and debt. The carrying amount of cash and short-term investments, accounts receivable, and notes and accounts payable approximates fair value because of their short-term maturity.
RPM International Inc. and Subsidiaries 39

An allowance for anticipated uncollectible trade receivable amounts is established using a combination of specifically identified accounts to be reserved, and a reserve covering trends in collectibility. These estimates are based on an analysis of trends in collectibility, past experience, and individual account balances identified as doubtful based on specific facts and conditions. Receivable losses are charged against the allowance when we confirm uncollectibility.
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
The carrying amount of our debt instruments approximates fair value based on quoted market prices, variable interest rates or borrowing rates for similar types of debt arrangements, with the exception of our contingently-convertible notes due 2033. At May 31, 2008, these notes had a carrying value of $150.2 million and an approximate fair value of $197.8 million.
9) Inventories
Inventories are stated at the lower of cost or market, cost being determined on a first-in, first-out (FIFO) basis and market being determined on the basis of replacement cost or net realizable value. Inventory costs include raw materials, labor and manufacturing overhead. Inventories were composed of the following major classes:

May 31	2008	2007

(In thousands)
Raw materials and supplies	$151,400	$138,541
Finished goods	324,749	299,218

Total Inventories	$476,149	$437,759

10) Goodwill and Other Intangible Assets
We account for goodwill and other intangible assets in accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” and account for business combinations using the purchase method of accounting and accordingly, the assets and liabilities of the entities acquired are recorded at their estimated fair values at the acquisition date. Goodwill represents the excess of the purchase price paid over the fair value of net assets acquired, including the amount assigned to identifiable intangible assets. We perform the required annual impairment assessments as of the first day of our fourth fiscal quarter, using a fair-value approach at the reporting unit level. Our reporting units have been identified at the component level, or one level below our operating segments. If a loss were to result from the performance of the annual test, it would be reflected in pre-tax income. The annual goodwill impairment assessment involves estimating the fair value of each reporting unit and comparing it with its carrying amount. If the carrying amount of the reporting unit exceeds its fair value, additional steps are followed to determine and recognize, if appropriate, an impairment loss. Calculating the fair value of the reporting units requires our significant use of estimates and assumptions. We estimate the fair values of our reporting units by applying a combination of third-party market-value indicators and discounted future cash flows to each of our reporting unit’s projected earnings before interest, taxes, depreciation and amortization. In applying this methodology, we rely on a number of factors, including actual and forecasted operating results and market data. In the event that our calculations indicate that goodwill is impaired, a fair value estimate of each tangible and intangible asset would be established. This process would require the estimation of the discounted cash flows expected to be generated by each asset in addition to independent asset appraisals, as appropriate, and if impaired, these balances would be written down to fair value. Our cash flow estimates are based on our historical experience and our internal business plans, and appropriate discount rates are applied. Additionally, we test all indefinite-lived intangible assets for impairment annually. The results of our annual impairment tests for the fiscal years ended May 31, 2008, 2007 and 2006 did not require any adjustment to the carrying value of goodwill or other indefinite-lived intangible assets.
The changes in the carrying amount of goodwill, by reportable segment, for the years ended May 31, 2008 and 2007, are as follows:

	Industrial	Consumer
(In thousands)	Segment	Segment	Total

Balance as of June 1, 2006	$396,812	$353,823	$750,635
Acquisitions	20,636	51,282	71,918
Purchase accounting adjustments(1)	(1,208)	(919)	(2,127)
Translation adjustments	6,820	2,931	9,751

Balance as of May 31, 2007	423,060	407,117	830,177
Acquisitions, net of divestitures	60,953	(7,378)	53,575
Purchase accounting adjustments(2)	(621)	547	(74)
Translation adjustments	21,054	3,626	24,680

Balance as of May 31, 2008	$504,446	$403,912	$908,358

(1)	Relates primarily to other accruals and illbruck purchase price settlement.

(2)	Relates primarily to other accruals.
40     RPM International Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Other intangible assets consist of the following major classes:

		Gross		Net Other
	Amortization	Carrying	Accumulated	Intangible
(In thousands)	Period (in Years)	Amount	Amortization	Assets

As of May 31, 2008
Amortized intangible assets
Formulae	4 to 33	$203,084	$94,980	$108,104
Customer-related intangibles	5 to 33	115,250	36,436	78,814
Trademarks/names	5 to 40	25,493	7,198	18,295
Other	1 to 40	55,454	21,324	34,130

Total Amortized Intangibles		399,281	159,938	239,343
Unamortized intangible assets
Trade names		145,027		145,027

Total Other Intangible Assets		$544,308	$159,938	$384,370

As of May 31, 2007
Amortized intangible assets
Formulae	10 to 33	$199,076	$84,086	$114,990
Customer-related intangibles	7 to 33	101,628	29,548	72,080
Trademarks/names	5 to 40	21,341	5,635	15,706
Other	3 to 30	32,739	18,603	14,136

Total Amortized Intangibles		354,784	137,872	216,912
Unamortized intangible assets
Trade names		136,508		136,508

Total Other Intangible Assets		$491,292	$137,872	$353,420

The aggregate intangible asset amortization expense for the fiscal years ended May 31, 2008, 2007 and 2006 was $20.6 million, $20.1 million and $15.7 million, respectively. For the next five fiscal years, we estimate annual intangible asset amortization expense related to our existing intangible assets to approximate the following: 2009 — $21.1 million, 2010 — $20.1 million, 2011 — $19.4 million, 2012 — $18.8 million and 2013 — $18.5 million.
11) Depreciation
Depreciation is computed primarily using the straight-line method over the following ranges of useful lives:

Land improvements	3 to 25 years
Buildings and improvements	3 to 50 years
Machinery and equipment	1 to 25 years
Total depreciation expense for each fiscal period includes the charges to income that result from the amortization of assets recorded under capital leases.
As required by SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we review long-lived assets for impairment when circumstances indicate that the carrying values of these assets may not be recoverable. For assets that are to be held and used, an impairment charge is recognized when the estimated undiscounted future cash flows associated with the asset or group of assets are less than their carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded for the difference between the carrying value and the fair value. Fair values are determined based on quoted market values, discounted cash flows, internal appraisals or external appraisals, as applicable. Assets to be disposed of are carried at the lower of their carrying value or estimated net realizable value.
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
We also record revenues generated under long-term construction contracts, mainly in connection with the installation of specialized roofing and flooring systems, and related services. In general, we account for long-term construction contracts under the percentage-of-completion method, and therefore record contract revenues and related costs as our contracts progress. This method recognizes the economic results of contract performance on a timelier basis than does the completed-contract method; however, application of this method requires reasonably dependable estimates of progress toward completion, as well as other dependable estimates. When reasonably dependable estimates cannot be made, or if other factors make estimates doubtful, the completed contract method is applied. Under the completed contract method, billings and costs are accumulated on the balance sheet as the contract progresses, but no revenue is recognized until the contract is complete or substantially complete.
RPM International Inc. and Subsidiaries     41

13) Shipping Costs
Shipping costs paid to third-party shippers for transporting products to customers are included in selling, general and administrative expenses. For the years ended May 31, 2008, 2007 and 2006, shipping costs were $124.2 million, $119.1 million and $117.5 million, respectively.
14) Advertising Costs
Advertising costs are charged to operations when incurred and are included in selling, general and administrative expenses. For the years ended May 31, 2008, 2007 and 2006, advertising costs were $39.9 million, $38.6 million and $33.9 million, respectively.
15) Research and Development
Research and development costs are charged to operations when incurred and are included in selling, general and administrative expenses. The amounts charged to expense for the years ended May 31, 2008, 2007 and 2006 were $40.2 million, $34.7 million and $32.3 million, respectively.
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
17) Interest Expense, Net
Interest expense is shown net of investment income, which consists of interest, dividends and capital gains (losses). Investment income for the years ended May 31, 2008, 2007 and 2006 was $13.3 million, $11.0 million and $6.5 million, respectively.
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
We have not provided for U.S. income and foreign withholding taxes on approximately $782.2 million of foreign subsidiaries’ undistributed earnings as of May 31, 2008, because such earnings have been retained and reinvested by the subsidiaries. Accordingly, no provision has been made for U.S. or foreign withholding taxes, which may become payable if undistributed earnings of foreign subsidiaries were paid to us as dividends. The additional income taxes and applicable withholding taxes that would result had such earnings actually been repatriated are not practically determinable.
19) Earnings (Loss) Per Share of Common Stock
Our basic earnings per share calculation is based on the weighted-average number of shares of common stock outstanding. Our diluted earnings per share calculation is based on the weighted-average number of shares of common stock outstanding adjusted for the number of additional shares that would have been outstanding had all potentially dilutive common shares been issued. Potentially dilutive shares of common stock include stock options, nonvested share awards and shares issuable under our employee stock purchase plan, as well as shares of common stock that would have been issued pursuant to the assumed conversion of our convertible notes. Since the potentially dilutive shares related to the convertible notes are included in the calculation of diluted earnings per share, the related interest expense, net of tax, is added back to net earnings, as this interest would not have been paid if the convertible notes had been converted to common stock. Nonvested market-based stock awards and nonvested performance-based awards are included in the average diluted shares outstanding each period if established market or performance criteria have been met at the end of the respective periods.
42     RPM International Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The following table sets forth the computation of basic and diluted earnings (loss) per share of common stock:

Year ended May 31	2008	2007	2006(1)

(In thousands, except per share amounts)
Shares Outstanding
For computation of basic earnings per share of common stock
Weighted-average shares — used for basic earnings per share	120,151	118,179	116,837

For computation of diluted earnings per share of common stock
Net issuable common share equivalents	2,355	2,498
Additional shares issuable assuming conversion of convertible securities	8,033	8,034

Total shares for diluted earnings per share	130,539	128,711	116,837

Net Income (Loss)
Net income (loss) applicable to shares of common stock for basic earnings per share	$47,709	$208,289	$(76,205)
Add: Income effect of contingently issuable shares	3,065	3,085

Net income (loss) applicable to shares of common stock for diluted earnings per share	$50,774	$211,374	$(76,205)

Basic Earnings (Loss) Per Share of Common Stock	$0.40	$1.76	$(0.65)

Diluted Earnings (Loss) Per Share of Common Stock	$0.39	$1.64	$(0.65)

(1)	For the year ended May 31, 2006, net issuable common share equivalents totaling 2.8 million shares, and shares relating to our convertible securities and their related income effect, totaling 8.0 million shares and $3.7 million, respectively, were not assumed in our computation of fully diluted earnings per share, since the result would have been anti-dilutive.
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
FIN 48 prescribes the accounting for uncertainty in income taxes by providing guidance on the recognition threshold and measurement of a position taken in a tax return or a position expected to be taken in a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 requires the cumulative effect of adoption to be recorded as an adjustment to the opening balance of retained earnings. The effective date of FIN 48 is for fiscal years beginning after December 15, 2006. We adopted this interpretation as of June 1, 2007. See Note C, “Income Taxes,” for further details.
In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R).” SFAS No. 158 requires an employer to recognize a net liability or asset and an offsetting adjustment to accumulated other comprehensive income to report the funded status of defined benefit pension and other postretirement benefit plans. In accordance with the transition requirements of this pronouncement, we adopted the funded-status provisions in our Consolidated Balance Sheets as of May 31, 2007. Separately, SFAS No. 158 also requires employers to measure plan assets and obligations at their fiscal year-end balance sheet date. This requirement is effective for fiscal years ending after December 31, 2008. We decided to early-adopt the measurement date provisions of SFAS No. 158 for defined benefit plans as of the beginning of our current fiscal year, or June 1, 2007, with the exception of certain newly-added plans associated with acquisitions completed during fiscal 2007, for which we had already elected to apply a May 31, 2007 measurement date. Please refer to Note G, “Pension Plans,” for further details.
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 clarifies the definition of fair value, establishes a framework for measuring fair value and expands the disclosures on fair value measurements. SFAS No. 157 is effective for our fiscal year ending May 31, 2009. We are currently evaluating the impact, if any, the adoption of this statement will have on our financial statements.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115.” SFAS No. 159 provides companies with the option to measure, at fair value, certain financial instruments and other items that are not currently required to be measured at fair value. Entities choosing the fair value option would be required to recognize subsequent changes in the fair value of those instruments and other items directly in earnings. This standard also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. This statement is effective for our fiscal year ending May 31, 2009. We are currently evaluating the impact that the adoption of this statement will have on our financial statements.
RPM International Inc. and Subsidiaries     43

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations,” and SFAS No. 160, “Accounting and Reporting of Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51.” SFAS No. 141(R) and SFAS No. 160 are required to be adopted simultaneously. Under SFAS No. 141(R), upon initially obtaining control of another entity or business, an acquirer will recognize 100% of the fair values of assets acquired, including goodwill, and liabilities assumed, with limited exceptions, even if the acquirer has not acquired 100% of the target. Also, under SFAS No. 141(R), transaction costs will no longer be considered part of the fair value of an acquisition, and will be expensed as incurred. SFAS No. 160 requires entities to report noncontrolling (minority) interests in subsidiaries as equity in the Consolidated Financial Statements. We will adopt the provisions of these statements for our fiscal year ending May 31, 2010. The impact of the adoption will depend on the nature and significance of any future acquisitions subject to this statement.
In May 2008, the FASB issued FASB Staff Position (“FSP”) APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement).” The FSP requires the issuer of certain convertible debt instruments that may be settled in cash upon conversion to separately account for liability and equity components of the instrument in a manner that reflects the issuer’s nonconvertible debt borrowing rate. The FSP is effective for our fiscal year ending May 31, 2010.
Subsequent to the end of our fiscal year ended May 31, 2008, we called for redemption all of our outstanding Senior Convertible Notes due May 13, 2033. However, the transition guidance of the FSP requires retrospective application to all years presented. We do not expect the adoption of this FSP to have a material effect on our financial statements.
NOTE B — BORROWINGS
A description of long-term debt follows:

May 31	2008	2007

(In thousands)
Unsecured 4.45% senior notes due October 15, 2009.(1)	$200,899	$193,711
Unsecured 6.25% senior notes due December 15, 2013.	200,000	200,000
Unsecured 6.50% senior notes due February 14, 2018.(2)	246,416
Unsecured $297,000 face value at maturity 2.75% senior convertible notes due May 13, 2033.	150,214	150,042
Unsecured notes due March 1, 2008. Interest, which is tied to LIBOR, averaged 5.36% at May 31, 2007.		100,000
Unsecured 6.70% senior notes due November 1, 2015.(3)	150,000	150,000
Revolving credit agreement for $400,000 with a syndicate of banks, through December 29, 2011. Interest, which is tied to LIBOR, averaged 2.91% for U.S. dollar denominated debt and 5.98% for Sterling Pound denominated debt at May 31, 2008.	110,777	123,017
Accounts receivable securitization program for $125,000 with two banks, through May 12, 2009. Interest averaged 3.11%		65,000
Other obligations, including capital leases, and unsecured notes payable at various rates of interest due in installments through 2011.	15,315	6,287

	1,073,621	988,057
Less current portion	6,934	101,641

Total Long-Term Debt, Less Current Maturities	$1,066,687	$886,416

(1)	We entered into an interest rate swap, which has the effect of converting this fixed-rate note to variable rates based on the six-month London Interbank Offered Rate (LIBOR). The weighted-average effective rate was 3.41% as of May 31, 2008.

(2)	The $250.0 million face amount of the notes due 2018 is adjusted for the original issue discount of $3.6 million, which effectively reduced the ultimate proceeds from the financing. The effective interest rate on the notes, including the amortization of the discount, is 6.704%.

(3)	We entered into a cross-currency swap, which fixed the interest and principal payments in euros, resulting in an effective fixed-rate borrowing of 5.31%.
44     RPM International Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The aggregate maturities of long-term debt for the five years subsequent to May 31, 2008 are as follows: 2009 — $6.9 million; 2010 — $205.1 million; 2011 — $0.8 million; 2012 — $261.4 million (including $150.2 million of 2.75% Senior Convertible Notes); 2013 — $0.4 million; and thereafter $599.0 million. Additionally, at May 31, 2008, we had unused lines of credit totaling $395.1 million.
In June 2002, we established an accounts receivable securitization program with several banks for certain of our subsidiaries, providing for a wholly owned special purpose entity (“SPE”) to receive investments of up to $125.0 million. The securitized accounts receivable are owned in their entirety by RPM Funding Corporation, a wholly-owned consolidated subsidiary of RPM International Inc., and are not available to satisfy claims of our creditors until the participating banks’ obligations have been paid in full. This securitization is accomplished by having certain subsidiaries sell various of their accounts receivable to the SPE, and by having the SPE then transfer those receivables to a conduit administered by two banks. This transaction did not constitute a form of off-balance sheet financing, and is fully reflected in our financial statements. This transaction increased our liquidity and reduced our financing costs by replacing up to $125.0 million of existing borrowings at lower interest rates. The amounts available under the program are subject to changes in the credit ratings of our customers, customer concentration levels or certain characteristics of the underlying accounts receivable. In May 2006, we extended the program for an additional three years through May 2009. Under this agreement, we had no outstanding balance as of May 31, 2008 and an outstanding balance of $65.0 million as of May 31, 2007.
In May 2003, we issued $297.0 million face value at maturity unsecured 2.75% Senior Convertible Notes due May 13, 2033. The 2.75% Notes are convertible into 8,034,355 shares of RPM International Inc. common stock at a price of $18.68 per share, subject to adjustment, during any fiscal quarter in which the closing price of the common stock is greater than $22.41 per share for at least 20 trading days, within the 30 consecutive trading day period on the last trading day of the calendar quarter. As further defined in the Indenture, the Notes are also convertible during any period in which the credit rating of the Notes is below a specified level or if specified corporate transactions have occurred. In June 2008, we called for redemption all of our outstanding Senior Convertible Notes due May 13, 2033. Refer to Note L, “Subsequent Events,” for further details.
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
On September 30, 2004, we issued and sold $200.0 million of 4.45% Senior Unsecured Notes due 2009, which we concurrently swapped back to floating interest rate debt. We used a portion of the net proceeds to pay off our $15.0 million, 6.12% Senior Notes due 2004, which matured on November 15, 2004 and also our then outstanding $68.0 million of commercial paper. As of May 31, 2008 and 2007, the fair value of this interest-rate swap was $(0.9) million and $6.3 million, respectively. These amounts are reflected in other long-term liabilities on the Consolidated Balance Sheets.
On October 19, 2005, RPM United Kingdom G.P., an indirect wholly owned finance subsidiary of RPM International Inc., issued and sold $150.0 million of 6.70% Senior Unsecured Notes due 2015, which are fully and unconditionally guaranteed by RPM International Inc. The total net proceeds of the offering of the Senior Unsecured Notes were used to refinance $138.0 million of revolving credit facility borrowings in conjunction with the August 31, 2005 acquisition of illbruck Sealant Systems, and for other general corporate purposes. Concurrent with the issuance of the 6.70% Senior Unsecured Notes, RPM United Kingdom G.P. entered into a cross-currency swap, which fixed the interest and principal payments in euros for the life of the Senior Unsecured Notes and resulted in an effective euro fixed-rate borrowing of 5.31%. As of May 31, 2008 and 2007, the fair value of this cross-currency swap was $32.5 million and $13.5 million, respectively, which is reflected in other long-term liabilities on the Consolidated Balance Sheets.
On December 29, 2006, we replaced our $330.0 million revolving credit facility with a new $400.0 million five-year credit facility (the “Credit Facility”). The Credit Facility will be used for working capital needs and general corporate purposes, including acquisitions. The Credit Facility provides for borrowings in U.S. dollars and several foreign currencies and also provides sublimits for the issuance of letters of credit in an aggregate amount of up to $35.0 million and a swing-line of up to $20.0 million for short-term borrowings of less than 15 days. In addition, the size of the Credit Facility may be expanded upon our request by up to an additional $175.0 million, thus potentially expanding the Credit Facility to $575.0 million, subject to lender approval. As of May 31, 2008, we had $110.8 million in outstanding borrowings under the Credit Facility.
On February 20, 2008, we sold $250.0 million of 6.50% Senior Notes due February 15, 2018. The net proceeds of the sale, approximating $244.7 million, were used to repay $100.0 million of our Unsecured Senior Notes due March 1, 2008; $125.0 million outstanding under our accounts receivable securitization program; and $19.0 million in short-term borrowings under our revolving credit facility.
RPM International Inc. and Subsidiaries     45

NOTE C — INCOME TAXES
The provision for income taxes is calculated in accordance with SFAS No. 109, “Accounting for Income Taxes,” which requires the recognition of deferred income taxes using the liability method.
Income (loss) before income taxes as shown in the Consolidated Statements of Income consisted of the following:

Year Ended May 31	2008	2007	2006

(In thousands)
United States	$(94,164)	$215,859	$(181,282)
Foreign	133,218	91,676	58,807

Income (Loss) Before Income Taxes	$39,054	$307,535	$(122,475)

Provision (benefit) for income taxes consists of the following:

Year Ended May 31	2008	2007	2006

(In thousands)
Current:
U.S. federal	$19,793	$28,276	$35,035
State and local	8,145	7,007	7,232
Foreign	37,295	31,223	22,771

Total Current	65,233	66,506	65,038

Deferred:
U.S. federal	(69,643)	36,455	(108,373)
State and local	(3,039)	(264)	(3,798)
Foreign	(1,206)	(3,451)	863

Total Deferred	(73,888)	32,740	(111,308)

Provision (Benefit) for Income Taxes	$(8,655)	$99,246	$(46,270)

The significant components of deferred income tax assets and liabilities as of May 31, 2008 and 2007 were as follows:

	2008	2007

(In thousands)
Deferred income tax assets related to:
Inventories	$7,572	$7,234
Allowance for losses	759	532
Accrued compensation and benefits	30,920	41,730
Asbestos-related liabilities	196,413	125,932
Accrued other expenses	2,041	3,348
Other long-term liabilities	24,062	21,145
Net operating loss and credit carryforwards	30,898	31,142

Total Deferred Income Tax Assets	292,665	231,063
Less: valuation allowances	(23,222)	(21,838)

Net Deferred Income Tax Assets	269,443	209,225

Deferred income tax (liabilities) related to:
Depreciation	(54,754)	(56,408)
Pension and other postretirement benefits	(7,531)	(10,101)
Amortization of intangibles	(107,566)	(102,643)

Total Deferred Income Tax (Liabilities)	(169,851)	(169,152)

Deferred Income Tax Assets (Liabilities), Net	$99,592	$40,073

46     RPM International Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
At May 31, 2008, we had U.S. federal foreign tax credit carryforwards of approximately $13.4 million, which expire starting in 2012. Additionally we had approximately $13.3 million of state net operating loss carryforwards that expire at various dates beginning in 2009 and foreign net operating loss carryforwards of approximately $52.0 million at May 31, 2008, of which approximately $3.3 million will expire at various dates beginning in 2010 and approximately $48.7 million that have an indefinite carryforward period. These net operating loss and foreign tax credit carryforwards may be used to offset a portion of future taxable income and, thereby, reduce or eliminate our U.S. federal, state or foreign income taxes otherwise payable.
We have determined, based on the available evidence, that it is uncertain whether future taxable income of certain of our foreign subsidiaries, as well as anticipated foreign source income, will be significant enough to recognize certain of these deferred tax assets. As a result, valuation allowances of approximately $23.2 million and $21.8 million have been recorded as of May 31, 2008 and 2007, respectively.
Valuation allowances relate to U.S. federal foreign tax credit carryforwards, certain foreign net operating losses and net foreign deferred tax assets. A portion of the valuation allowance is associated with deferred tax assets recorded in purchase accounting. Any reversal of a valuation allowance that was recorded in purchase accounting would reduce goodwill. In the current year, a reversal of approximately $0.4 million of valuation allowance was allocated to goodwill.
The following table reconciles income tax expense (benefit) computed by applying the U.S. statutory federal income tax rate against income (loss) before income taxes to the provision (benefit) for income taxes:

Year Ended May 31	2008	2007	2006

(In thousands)
Income tax expense (benefit) at the U.S. statutory federal income tax rate	$13,669	$107,637	$(42,866)
Impact of foreign operations	(23,478)	(11,627)	(7,859)
State and local income taxes, net of federal income tax benefit	3,319	4,383	2,232
Tax benefits from the extraterritorial income exclusion	—	(348)	(783)
Tax benefits from the domestic manufacturing deduction	(1,894)	(1,352)	(1,026)
Nondeductible business expense	1,591	1,516	1,378
Valuation allowance	(1,614)	2,527	4,760
Other	(248)	(3,490)	(2,106)

Provision (Benefit) for Income Tax Expense	$(8,655)	$99,246	$(46,270)

Effective Income Tax Rate	(22.2)%	32.3%	37.8%

On June 1, 2007, we adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”). The cumulative effect of applying this interpretation has been recorded as a $1.7 million decrease to retained earnings. Our unrecognized tax benefits upon adoption were $2.8 million, of which $1.9 million would affect the effective tax rate, if recognized. As of May 31, 2008 our unrecognized tax benefits were $3.2 million, of which $2.4 million would impact the effective tax rate, if recognized. The following table reconciles the unrecognized tax benefits from June 1, 2007 to May 31, 2008:

(In millions)

Balance at June 1, 2007	$2.8
Additions based on tax positions related to current year	0.4
Additions for tax positions of prior years	—
Reductions for tax positions of prior years	—
Settlements	—

Balance at May 31, 2008	$3.2

We recognize interest and penalties related to unrecognized tax benefits in income tax expense, consistent with our accounting method prior to adopting FIN 48. At May 31, 2008, the accrual for interest and penalties totaled $1.3 million. We do not anticipate any significant changes to the total unrecognized tax benefits within the next 12 months. In conjunction with the adoption of FIN 48, unrecognized tax benefits have been classified as other long-term liabilities unless expected to be paid in one year.
We file income tax returns in the U.S. and various state, local and foreign jurisdictions. As of May 31, 2008 we are subject to U.S. federal income tax examinations for the fiscal years 2005 through 2008. In addition, with limited exceptions, we are subject to state and local or non-U.S. income tax examinations by tax authorities for the fiscal years 2002 through 2008.
RPM International Inc. and Subsidiaries     47

NOTE D — COMMON STOCK
Our Stockholder Rights Plan provides existing stockholders the right to purchase stock of RPM International Inc. at a discount in certain circumstances as defined by the Plan. The rights are not exercisable at May 31, 2008 and expire in May 2009.
On January 8, 2008, we announced our authorization of a stock repurchase program under which we may repurchase shares of RPM International Inc. common stock at our discretion for general corporate purposes. Our current intent is to limit our repurchases only to amounts required to offset dilution created by stock issued in connection with our equity-based compensation plans, or approximately one to two million shares per year. As a result of this authorization, we may repurchase shares from time to time in the open market or in private transactions at various times and in amounts and for prices that we deem appropriate, subject to insider trading rules and other securities law restrictions. The timing of our purchases will depend upon prevailing market conditions, alternative uses of capital and other factors. We may limit or terminate the repurchase program at any time. We expect to repurchase between approximately one to two million shares during our fiscal year ending May 31, 2009.
NOTE E — STOCK-BASED COMPENSATION
Effective June 1, 2006, we adopted the provisions of SFAS No. 123(R), “Share-Based Payment,” utilizing the modified-prospective method of accounting. Stock-based compensation represents the cost related to stock-based awards granted to our employees and directors; these awards include restricted stock, stock options and SARs. We measure stock-based compensation cost at the date of grant, based on the estimated fair value of the award. We recognize the cost as expense on a straight-line basis (net of estimated forfeitures) over the related vesting period.
The following table represents total stock-based compensation expense included in our Consolidated Statements of Income:

Year ended May 31	2008	2007	2006

(In thousands)
Selling, general and administrative expense	$13,396	$10,509	$6,719
Income tax (benefit)	(4,074)	(3,381)	(1,852)

Total stock-based compensation expense	$9,322	$7,128	$4,867

Total unrecognized compensation cost related to non-vested awards at May 31, 2008 was $4.4 million, and is expected to be recognized over a weighted-average period of approximately three years.
We grant stock-based incentive awards to our employees and/or directors of the company under various share-based compensation plans. Plans that include stock option grants or share-based payment awards include the 1996 Key Employees Stock Option Plan (the “1996 Plan”) and the 2004 Omnibus Equity and Incentive Plan (the “Omnibus Plan”), which includes provisions for grants of restricted stock, restricted stock units, performance stock, performance stock units and SARs. Other plans, which provide for restricted stock grants only, include the 2003 Restricted Stock Plan for Directors (the “2003 Plan”) and the 2007 Restricted Stock Plan (the “2007 Plan”). The 2007 Plan succeeded the 1997 Restricted Stock Plan (“1997 Plan”), which expired by its terms at May 31, 2007.
Stock Option Plans
Stock options are awards which allow our employees to purchase shares of RPM International Inc. common stock at a fixed price. We grant stock options at an exercise price equal to the stock price on the date of the grant. The fair value of stock options and SARs granted is estimated as of the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions:

Year Ended May 31	2008		2007		2006

Risk-free interest rate	4.5%		4.6%		4.2%
Expected life of option	7.5	yrs	6.7	yrs	6.0	yrs
Expected dividend yield	3.3%		3.7%		3.6%
Expected volatility rate	26.7%		27.4%		27.7%

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
The 1996 Plan, which expired by its terms on August 15, 2006, provided for the granting of stock options for up to 9,000,000 shares. Stock options were granted to employees and directors at an exercise price equal to the fair market value of RPM International Inc. stock at the date of grant. These options are generally exercisable cumulatively in equal annual installments commencing one year from the grant date, and have expiration dates ranging from October 2008 to October 2014. Compensation cost for these awards is recognized on a straight-line basis over the related vesting period. The total
48     RPM International Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
fair value of shares vested during the year ended May 31, 2008 was $1.8 million. Shares of common stock under option are not eligible for dividend payments until the shares are exercised.
The Omnibus Plan was approved by our stockholders on October 8, 2004, and is intended to be the primary stock-based award program for covered employees. A wide variety of stock and stock-based awards, as well as dollar-denominated performance-based awards, may be granted under the Omnibus Plan. A total of 6,000,000 shares of our common stock may be subject to awards under the Omnibus Plan. Of the 6,000,000 shares of common stock issuable under the Omnibus Plan, any number of shares that remain available after “full-value” awards are granted, or up to a maximum of 6,000,000 shares, may be in the form of SARs grants or other types of awards other than “full-value” awards such as restricted stock awards, restricted stock unit awards, performance share awards or performance unit awards. SARs are issued at fair value at the date of grant, have up to ten-year terms and have graded-vesting terms over four years. Compensation cost for these awards is recognized on a straight-line basis over the related vesting period. Currently all SARs outstanding are to be settled with stock. As of May 31, 2008, there were 1,512,000 SARs outstanding.
The following table summarizes option and share-based payment activity (including SARs) under these Plans during the three fiscal years ended May 31:

	2008		2007		2006
	Weighted	Number	Weighted	Number	Weighted	Number
	Average	of Shares	Average	of Shares	Average	of Shares
	Exercise	Under	Exercise	Under	Exercise	Under
Share-Based Payments	Price	Option	Price	Option	Price	Option

(In thousands, except per share amounts)
Balance at June 1	$14.67	4,950	$14.34	6,414	$13.90	6,764
Options granted	$22.88	600	$18.80	380	$17.65	560
Options canceled/expired	$15.58	(24)	$14.75	(43)	$14.48	(87)
Options exercised	$14.64	(784)	$14.37	(1,801)	$12.93	(823)

Balance at May 31	$15.71	4,742	$14.67	4,950	$14.34	6,414

Exercisable at May 31	$14.09	3,548	$13.73	3,630	$13.68	4,587

At May 31, 2008, the aggregate intrinsic value and weighted-average remaining contractual life of options outstanding was $41.8 million and 5.3 years respectively, while the aggregate intrinsic value and weighted-average remaining contractual life of options exercisable was $37.0 million and 4.2 years, respectively. Stock options granted during the years ended May 31, 2008, 2007 and 2006 included exercise prices equivalent to the stock price on the date of grant and weighted-average grant-date fair values of $5.61, $4.34 and $4.04, respectively. Total share options and SARs, included in the table above, had weighted-average exercise prices of $15.71, $14.67 and $14.34 for the years ended May 31, 2008, 2007 and 2006, respectively.
The total intrinsic value of options exercised during the years ended May 31, 2008, 2007 and 2006 was $6.6 million, $12.8 million and $4.6 million, respectively. There was a tax benefit of $1.8 million, $3.7 million and $0.4 million realized for the tax deductions from option exercises of the share-based payment for the year ended May 31, 2008, 2007 and 2006, respectively.
The fair values of all nonvested share-based payment awards have been calculated using the market value of the shares on the date of issuance. We anticipate that approximately 1.1 million shares at a weighted-average exercise price of $20.51 and a weighted-average remaining contractual term of 8.46 years will ultimately vest under these plans.
A summary of the status of our nonvested share-based payment awards as of May 31, 2008, and the changes during the year then-ended, is incorporated as follows:
Nonvested Share-Based Payment Awards

(Shares in thousands)	Weighted	Number of	Weighted Average
	Average	Shares	Remaining
	Grant-Date	Under	Contractual
	Fair Value	Option	Term

June 1, 2007	$4.21	1,320
Granted	$5.61	600
Vested	$4.18	(724)
Forfeited/expired	$4.10	(2)

May 31, 2008	$4.94	1,194	8.46

RPM International Inc. and Subsidiaries     49

Restricted Stock Plans
We also grant stock-based awards, which may be made in the form of restricted stock, restricted stock units, performance stock and performance stock units. These awards are granted to eligible employees or directors, and entitle the holder to shares of RPM International Inc. common stock as the award vests. The fair value of the awards is determined and fixed based on the stock price at the date of grant. A description of our restricted stock plans follows.
Under the Omnibus Plan, as previously discussed, a total of 6,000,000 shares of our common stock may be subject to awards. Of the 6,000,000 shares of common stock issuable under the Omnibus Plan, up to 3,000,000 shares may be subject to “full-value” awards such as restricted stock, restricted stock unit, performance stock and performance stock unit awards. During the fiscal year ended May 31, 2008, we granted 415,250 shares of performance-earned restricted stock under the Omnibus Plan at a weighted-average grant price of $22.88. The restricted stock cliff vests after three years. Nonvested restricted shares of common stock under the Omnibus Plan are eligible for dividend payments. In July 2007, performance-contingent restricted stock (“PCRS”) awards were approved. PCRS awards were made pursuant to the Omnibus Plan and are contingent upon the level of attainment of performance goals for the three-year period from June 1, 2007 ending May 31, 2010. During the fiscal year ended May 31, 2008, we granted PCRS awards covering 351,000 shares at a weighted-average grant price of $23.47. Up to 1,205,150 shares of our common stock may be subject to awards under the Omnibus Plan.
The 2003 Plan was approved on October 10, 2003 by our stockholders, and was established primarily for the purpose of recruiting and retaining directors, and to align the interests of directors with the interests of our stockholders. Only directors who are not employees of RPM International Inc. are eligible to participate. Under the 2003 Plan, up to 500,000 shares of our common stock may be awarded, with awards cliff vesting over a three-year period. For the year ended May 31, 2008, 22,000 shares were granted at a weighted-average price of $22.88 per share, with 389,400 shares available for future grant. Unamortized deferred compensation expense relating to restricted stock grants for directors of $0.6 million at May 31, 2008, is being amortized over a three-year vesting period. Nonvested restricted shares of common stock under the 2003 Plan are eligible for dividend payments.
The 1997 Plan expired by its terms at May 31, 2007, and was succeeded by the 2007 Plan. Under the 2007 Plan, up to 1,000,000 shares may be awarded to certain employees, generally subject to forfeiture. The shares vest upon the latter of attainment of age 55 and the fifth anniversary of the May 31st immediately preceding the date of the grant. During the year ended May 31, 2008, a total of 48,009 shares were awarded under the 2007 Plan at a weighted-average price of $23.47. As of May 31, 2008, 951,991 shares were available for future issuance under the 2007 Plan. At May 31, 2008, unamortized deferred compensation expense of $0.6 million relating to the 2007 Plan, and an additional $0.6 million remaining under the 1997 Plan, is being amortized over the applicable vesting period associated with each participant.
The following table summarizes the activity for all nonvested restricted shares during the year ended May 31, 2008:
Nonvested Restricted Shares

(Shares in thousands)	Weighted
	Average
	Grant-Date	Number of
	Fair Value	Shares

June 1, 2007	$15.98	1,688
Granted	$23.16	836
Vested	$14.82	(870)
Forfeited/expired	$19.15	(20)

May 31, 2008	$20.23	1,634

The remaining weighted-average contractual term of nonvested restricted shares at May 31, 2008 is the same as the period over which the remaining cost of the awards will be recognized, which is approximately 2.1 years. The fair value of the nonvested restricted share awards have been calculated using the market value of the shares on the date of issuance. For the years ended May 31, 2008, 2007 and 2006, the weighted-average grant-date fair value for restricted share grants was $23.16, $18.78 and $17.76, respectively. The total fair value of shares vested during the years ended May 31, 2008, 2007 and 2006 was $12.9 million, $0.8 million and $0.8 million, respectively. We anticipate that approximately 1.6 million shares at a weighted-average grant-date fair value of $20.23 and a weighted-average remaining contractual term of 2.2 years will ultimately vest, based upon the unique terms and participants of each plan. Approximately 23,139 shares of restricted stock were vested at June 1, 2007, with 13,994 restricted shares vested as of May 31, 2008. The total intrinsic value of restricted shares converted during the years ended May 31, 2008, 2007 and 2006 was $8.5 million, $1.1 million and $0.9 million, respectively.
Total unrecognized compensation cost related to nonvested restricted shares of common stock awards granted was $15.8 million as of May 31, 2008. That cost is expected to be recognized over a weighted-average period of 2.2 years. We did not receive any cash from employees as a result of employee vesting and release of restricted shares for the year ended May 31, 2008.
50     RPM International Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE F — LEASES
We lease certain property, plant and equipment under long-term operating lease agreements, some of which provide for increased rental payments based upon increases in the cost-of-living index. The following table illustrates our future minimum lease commitments under all non-cancelable lease agreements, for each of the next five years and in the aggregate, as of May 31, 2008:
May 31

(In thousands)
2009	$37,373
2010	28,331
2011	19,534
2012	13,521
2013	10,522
Thereafter	41,455

Total Minimum Lease Commitments	$150,736

Total rental expense for all operating leases amounted to $38.5 million in fiscal 2008, $28.8 million in fiscal 2007 and $26.8 million in fiscal 2006.
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
The Retirement Plan provides benefits that are based upon years of service and average compensation with accrued benefits vesting after five years. Benefits for union employees are generally based upon years of service, or a combination of years of service and average compensation. Our pension funding policy is to contribute an amount on an annual basis that can be deducted for federal income tax purposes, using a different actuarial cost method and different assumptions from those used for financial reporting. For the fiscal year ending May 31, 2009, we expect to contribute approximately $10.3 million to the retirement plans in the U.S. and approximately $7.5 million to our foreign plans.
Net periodic pension cost consisted of the following for the three years ended May 31, 2008:

	U.S. Plans			Non-U.S. Plans
(In thousands)	2008	2007	2006	2008	2007	2006

Service cost	$14,240	$13,224	$13,270	$3,282	$3,135	$2,475
Interest cost	10,296	9,063	8,245	6,545	5,095	4,741
Expected return on plan assets	(13,319)	(11,428)	(10,108)	(6,725)	(5,047)	(4,599)
Amortization of:
Prior service cost	240	193	194	16	22
Net gain on adoption of SFAS No. 87			(2)
Net actuarial (gains) losses recognized	1,415	2,397	2,375	1,509	1,803	1,511
Curtailment/settlement (gains) losses		65		(699)

Net Pension Cost	$12,872	$13,514	$13,974	$3,928	$5,008	$4,128

RPM International Inc. and Subsidiaries     51

The changes in benefit obligations and plan assets, as well as the funded status of our pension plans at May 31, 2008 and 2007, were as follows:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2008	2007	2008	2007

Benefit obligation at beginning of year	$177,920	$161,669	$123,580	$103,713
Service cost	14,240	13,224	3,282	3,135
Interest cost	10,296	9,063	6,545	5,095
Service and interest cost during gap period*	6,100		2,252
Benefits paid	(14,985)	(11,558)	(4,937)	(3,057)
Participant contributions			883	903
Acquisitions			2,084	5,422
Plan amendments	1,208
Actuarial (gains) losses	(9,210)	5,666	(14,887)	2,997
Settlements/Curtailments		(144)	(888)
Premiums paid			(58)	(143)
Currency exchange rate changes			12,715	5,515

Benefit Obligation at End of Year	$185,569	$177,920	$130,571	$123,580

Fair value of plan assets at beginning of year	$143,798	$130,268	$94,359	$72,982
Actual return on plan assets	8,588	11,442	1,291	6,600
Employer contributions	10,483	13,790	11,229	7,597
Participant contributions			883	903
Acquisitions			1,361	5,612
Benefits paid	(14,985)	(11,558)	(4,937)	(3,057)
Settlements		(144)
Premiums paid			(58)	(143)
Currency exchange rate changes			11,296	3,865

Fair Value of Plan Assets at End of Year	$147,884	$143,798	$115,424	$94,359

(Deficit) of plan assets versus benefit obligations at end of year	$(37,685)	$(34,122)	$(15,147)	$(29,221)
Contributions after measurement date		61		2,437

Net Amount Recognized	$(37,685)	$(34,061)	$(15,147)	$(26,784)

Accumulated Benefit Obligation	$142,408	$135,463	$114,576	$108,749

*	Adjustments resulting from the current-year adoption of SFAS No. 158 measurement date provisions.
Amounts recognized in the Consolidated Balance Sheets for the years ended May 31, 2008 and 2007 are as follows:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2008	2007	2008	2007

Noncurrent assets	$334	$—	$3,394	$275
Current liabilities	(104)	(104)	(442)	(296)
Noncurrent liabilities	(37,915)	(33,957)	(18,099)	(26,763)

Net Amount Recognized	$(37,685)	$(34,061)	$(15,147)	$(26,784)

52     RPM International Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The following table summarizes the relationship between our plans’ benefit obligations and assets:

	U.S. Plans
	2008		2007
	Benefit	Plan	Benefit	Plan
(In thousands)	Obligation	Assets	Obligation	Assets

Plans with projected benefit obligation in excess of plan assets	$182,142	$144,122	$177,920	$143,798
Plans with accumulated benefit obligation in excess of plan assets	$1,864	$1,305	$1,850	$1,095
Plans with assets in excess of projected benefit obligations	$3,427	$3,762
Plans with assets in excess of accumulated benefit obligations	$140,544	$146,579	$133,613	$142,703

	Non-U.S. Plans
	2008		2007
	Benefit	Plan	Benefit	Plan
(In thousands)	Obligation	Assets	Obligation	Assets

Plans with projected benefit obligation in excess of plan assets	$110,230	$91,689	$117,909	$88,414
Plans with accumulated benefit obligation in excess of plan assets	$47,080	$40,292	$103,232	$88,414
Plans with assets in excess of projected benefit obligations	$20,341	$23,735	$5,671	$5,945
Plans with assets in excess of accumulated benefit obligations	$67,496	$75,132	$5,517	$5,945

The following table presents the pre-tax net loss, prior service cost/(credits) and transition assets/(obligations) recognized in accumulated other comprehensive income (loss) not affecting retained earnings for the year ended May 31, 2008:

(In thousands)	U.S. Plans	Non-U.S. Plans

Net loss	$(43,169)	$(26,343)
Prior service costs/(credits)	(3,067)	(32)

Total recognized in accumulated other comprehensive income not affecting retained earnings	$(46,236)	$(26,375)

The following table presents estimated net loss, estimated prior service costs/(credits) and estimated transition assets/(obligations) of our pension plans that will be amortized from accumulated other comprehensive income (loss) not affecting retained earnings into net periodic pension cost and recorded in the Consolidated Statements of Income during the fiscal year ending May 31, 2009:

(In thousands)	U.S. Plans	Non-U.S. Plans

Net loss	$(2,235)	$(1,243)
Prior service costs/(credits)	$(341)	$(4)

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
RPM International Inc. and Subsidiaries     53

The following weighted-average assumptions were used to determine our year-end benefit obligations and net periodic pension cost under the plans:

	U.S. Plans		Non-U.S. Plans
Year-End Benefit Obligations	2008	2007	2008	2007

Discount rate	6.50%	5.75%	5.88%	5.00%
Rate of compensation increase	3.78%	3.79%	3.97%	3.88%

	U.S. Plans			Non-U.S. Plans
Net Periodic Pension Cost	2008	2007	2006	2008	2007	2006

Discount rate	6.00%	5.75%	5.75%	5.23%	4.89%	5.40%
Expected return on plan assets	8.75%	8.75%	8.75%	6.38%	6.68%	6.93%
Rate of compensation increase	3.79%	3.73%	3.50%	3.88%	3.39%	3.63%

The following tables illustrate the weighted-average actual and target allocation of plan assets:

U.S. Plans
		Actual Asset
Target Allocation		Allocation
as of May 31, 2008		2008	2007

Equity securities	70%	70%	69%
Fixed income securities	25%	21%	20%
Cash		4%	6%
Other	5%	5%	5%

Total assets	100%	100%	100%

Non-U.S. Plans
		Actual Asset
Target Allocation		Allocation
as of May 31, 2008		2008	2007

Equity securities	45%	46%	45%
Fixed income securities	48%	48%	47%
Cash	1%	2%	1%
Property and other	6%	4%	7%

Total assets	100%	100%	100%

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
In addition to the defined benefit pension plans discussed above, we also sponsor employee savings plans under Section 401(k) of the Internal Revenue Code, which cover most of our employees in the United States. We record expense for defined contribution plans for any employer matching contributions made in conjunction with services rendered by employees. The majority of our plans provide for matching contributions made in conjunction with services rendered by employees. Matching contributions are invested in the same manner that the participants invest their own contributions. Matching contributions charged to income were $10.7 million, $9.5 million and $8.6 million for the years ending May 31, 2008, 2007 and 2006, respectively.
We expect to pay the following estimated pension benefit payments in the next five years (in millions): $15.4 in 2009; $16.2 in 2010; $17.8 in 2011; $21.4 in 2012; and $21.8 in 2013. In the five years thereafter (2014-2018) we expect to pay $138.5 million.
Implementation of SFAS No. 158
As outlined in Note A, “Summary of Significant Accounting Policies,” during the fiscal year ended May 31, 2007, we adopted the provisions of SFAS No. 158. Note A (20) outlines in detail the provisions under SFAS No. 158, which requires the recognition of the funded status of each defined benefit pension plan and nonpension, postretirement benefit plan on the balance sheet. Under these new provisions, each overfunded plan is recognized as an asset and each underfunded plan is recognized as a liability. The initial impact
54     RPM International Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
of SFAS No. 158, due to previously unrecognized actuarial gains and losses and prior service costs or credits, as well as future gains and losses and plan changes, was recognized as a component of accumulated other comprehensive income (loss) in the stockholders’ equity section of the balance sheet, net of applicable taxes.
Separately, SFAS No. 158 also requires employers to measure plan assets and obligations at their fiscal year-end balance sheet date. This requirement is effective for fiscal years ending after December 31, 2008. We decided to early-adopt the measurement date provisions of SFAS No. 158 for defined benefit plans as of the beginning of our current fiscal year, June 1, 2007. The transition from a previous measurement date of February 28 to May 31, beginning with our fiscal year ended May 31, 2008, required us to reduce our consolidated retained earnings as of June 1, 2007 by $3.3 million to recognize the one-time after-tax effect of an additional three months of net periodic benefit expense for our retirement and postretirement benefit plans.
As a result of applying the measurement-date provisions, the balance sheet adjustments as of June 1, 2007 were as follows:

Increase
(In thousands)	(Decrease)

Other long-term assets	$(3,428)
Deferred income tax liabilities	1,053
Other long-term liabilities	(12,870)
Retained earnings	(3,270)
Accumulated other comprehensive income	11,658
NOTE H — POSTRETIREMENT HEALTH CARE BENEFITS
We sponsor several, unfunded-health-care-benefit plans for certain of our retired employees. Eligibility for these benefits is based upon minimum age and service requirements. The following table illustrates the effect on operations of these plans for the three years ended May 31, 2008:

	U.S. Plans			Non-U.S. Plans
(In thousands)	2008	2007	2006	2008	2007	2006
Service cost — Benefits earned during this period	$—	$—	$—	$531	$468	$365
Interest cost on the accumulated obligation	522	542	615	725	626	539
Amortization of prior service cost	(28)	(28)	(27)
Amortization of unrecognized losses			59	96	96	47

Net Periodic Postretirement Expense	$494	$514	$647	$1,352	$1,190	$951

The changes in the benefit obligations of the plans at May 31, 2008 and 2007 were as follows:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2008	2007	2008	2007
Accumulated postretirement benefit obligation at beginning of year	$9,072	$9,434	$12,372	$10,824
Service cost			531	468
Interest cost	522	542	725	626
Benefit payments	(736)	(862)	(262)	(220)
Medicare subsidy received	107	150
Actuarial (gains)	(2,013)	(192)	(2,542)
Currency exchange rate changes			948	674

Accumulated and accrued postretirement benefit obligation at end of year	$6,952	$9,072	$11,772	$12,372

In determining the postretirement benefit amounts outlined above, measurement dates as of May 31 for each period were applied.
RPM International Inc. and Subsidiaries 55

The following table presents the amounts recognized in the Consolidated Balance Sheets for the years ended May 31, 2008 and 2007:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2008	2007	2008	2007
Current liabilities	$(626)	$(760)	$(291)	$(238)
Noncurrent liabilities	(6,326)	(8,312)	(11,481)	(12,134)

Net Amount Recognized	$(6,952)	$(9,072)	$(11,772)	$(12,372)

The following weighted-average assumptions were used to determine our year-end benefit obligations and net periodic postretirement benefit costs under the plans:

	U.S. Plans		Non-U.S. Plans
Year-End Benefit Obligations	2008	2007	2008	2007
Discount rate	6.50%	6.00%	6.50%	5.50%
Current healthcare cost trend rate	8.50%	9.00%	6.50%	7.00%
Ultimate healthcare cost trend rate	5.00%	5.00%	4.50%	4.50%
Year ultimate healthcare cost trend rate will be realized	2015	2015	2012	2012

	U.S. Plans			Non-U.S. Plans
Net Periodic Postretirement Benefit Cost	2008	2007	2006	2008	2007	2006
Discount rate	6.00%	6.00%	5.75%	5.50%	5.50%	6.00%
Healthcare cost trend rate	9.00%	9.50%	10.00%	7.00%	7.00%	8.00%
Ultimate healthcare cost trend rate	5.00%	5.00%	5.00%	4.50%	5.00%	5.00%
Year ultimate healthcare cost trend rate will be realized	2015	2015	2015	2012	2008	2008

Increasing or decreasing current healthcare cost trend rates by 1% would affect our accumulated postretirement benefit obligation and net postretirement expense by the following amounts for the years ended May 31, 2008 and 2007:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2008	2007	2008	2007
1% Increase in trend rate
Accumulated Benefit Obligation	$540	$760	$2,901	$2,753
Postretirement Cost	46	48	371	270

1% Decrease in trend rate
Accumulated Benefit Obligation	$(477)	$(666)	$(1,902)	$(1,603)
Postretirement Cost	(40)	(42)	(149)	(177)

We expect to pay approximately $1.0 million in estimated postretirement benefits in each of the next five years. In the five years thereafter (2014-2018) we expect to pay a cumulative total of $5.6 million.
The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”), was signed into law on December 8, 2003. The Act provides for prescription drug benefits under Medicare Part D and contains a subsidy to plan sponsors who provide “actuarially equivalent” prescription drug plans. Our actuary has determined that the prescription drug benefit provided by our postretirement plan is considered to be actuarially equivalent to the benefits provided under the Act for all years since inception.
In accordance with the provision of FASB Staff Position FSP FAS 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” we have included the impact of our portion of the subsidy in the determination of accumulated postretirement benefit obligation for the U.S. nonpension postretirement benefit plan for the periods ended May 31, 2008 and 2007. The impact of the subsidy resulted in a reduction in our benefit obligation of approximately $1.5 million and $1.7 million at May 31, 2008 and 2007, respectively, and a $0.1 million and $0.2 million decrease in net periodic cost for the years ended May 31, 2008 and 2007, respectively. For the fiscal years ended May 31, 2008 and 2007, we received reimbursements from Medicare related to this new law amounting to $106,820 and $150,311, respectively.
56 RPM International Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE I — CONTINGENCIES AND LOSS RESERVES
Accrued loss reserves and asbestos-related liabilities consist of the following:

May 31	2008	2007
(In thousands)
Accrued product liability reserves	$56,500	$55,063
Accrued warranty reserves	8,055	7,195
Accrued environmental reserves	7,426	10,920

Accrued loss reserves — current	71,981	73,178
Asbestos-related liabilities — current	65,000	53,000

Total Reserves — Current	$136,981	$126,178

Accrued product liability reserves — noncurrent	$8,518	$8,837
Accrued warranty reserves — noncurrent		1,482
Accrued environmental reserves — noncurrent	5,455

Accrued loss reserves — noncurrent	13,973	10,319
Asbestos-related liabilities — noncurrent	494,745	301,268

Total Reserves — Noncurrent	$508,718	$311,587

Certain of our wholly owned subsidiaries, collectively referred to as the “subsidiaries,” principally Bondex International, Inc., are defendants in various asbestos-related bodily injury lawsuits filed in various state courts with the vast majority of current claims pending in six states — Ohio, Texas, Florida, Mississippi, Maryland and Illinois. These cases generally seek unspecified damages for asbestos-related diseases based on alleged exposures to asbestos-containing products previously manufactured by our subsidiaries or others.
As of May 31, 2008, our subsidiaries had a total of 11,202 active asbestos cases compared to a total of 10,824 cases as of May 31, 2007. For the quarter ended May 31, 2008, our subsidiaries secured dismissals and/or settlements of 664 cases and made total payments of $15.0 million, which included defense-related payments of $7.7 million. For the comparable period ended May 31, 2007, dismissals and/or settlements covered 608 cases and total payments were $18.6 million, which included defense-related payments of $7.4 million. For the year ended May 31, 2008, our subsidiaries secured dismissals and/or settlements of 1,546 cases and made total payments of $82.6 million, which included defense-related payments of $39.7 million. For the comparable period ended May 31, 2007, dismissals and/or settlements covered 1,900 cases and total payments were $67.0 million, which included defense-related payments of $27.7 million. During the current fiscal year, our subsidiaries have had higher year-over-year, defense-related payments as a result of implementing various changes to our management and defense of asbestos claims, including transitioning to a new claims intake and database service provider. To facilitate this transition and other related changes, we have necessarily incurred some duplicate defense-related payments over the prior-year period. We estimate that our subsidiaries have spent approximately $13.0 million more on defense than they otherwise would have spent due to these added transitional expenses, which were completed during the quarter ended February 29, 2008. Excluding these added year-to-date transitional payments, our subsidiaries’ ongoing core defense expenditures would be in line with comparable prior-year levels.
Excluding defense-related payments, the average payment made to settle or dismiss a case approximated $11,000 and $18,000 for each of the quarters ended May 31, 2008 and 2007, respectively; and $28,000 and $21,000 for each of the years ended May 31, 2008 and 2007, respectively. The amount and timing of dismissals and settlements can fluctuate significantly from period to period, resulting in volatility in the average cost to resolve a case in any given quarter or year. In addition, in some jurisdictions, cases may involve more than one individual claimant. As a result, average settlement or dismissal payments made on a per case basis are not necessarily reflective of the payment amounts on a per claimant basis. For example, the average amount paid to settle or dismiss a case can vary widely depending on a variety of factors, including the mix of malignancy and non-malignancy claimants, and the amount of defense expenditures incurred during the period.
Estimating the future cost of asbestos-related contingent liabilities was and continues to be subject to many uncertainties that may change over time, including (i) the ultimate number of claims filed; (ii) the amounts required to resolve both currently known and future unknown claims; (iii) the amount of insurance, if any, available to cover such claims, including the outcome of coverage litigation against the subsidiaries’ third-party insurers; (iv) future earnings and cash flow of our subsidiaries; (v) the impact of bankruptcies of other companies whose share of liability may be imposed on our subsidiaries under certain state liability laws; (vi) the unpredictable aspects of the litigation process including a changing trial docket and the jurisdictions in which trials are scheduled; (vii) the outcome of any such trials including judgments or jury verdicts, as a result of our more aggressive defense posture, which includes taking selective cases to verdict; (viii) the lack of specific information in many cases
RPM International Inc. and Subsidiaries 57

concerning exposure to products for which one of our subsidiaries is responsible and the claimants’ diseases; (ix) potential changes in applicable federal and/or state law; and (x) the potential impact of various proposed structured settlement transactions or subsidiary bankruptcies by other companies, some of which are the subject of federal appellate court review, the outcome of which could materially affect any future asbestos-related liability estimates.
In fiscal 2006, we retained Crawford & Winiarski (“C&W”), an independent, third-party consulting firm with expertise in the area of asbestos valuation work, to assist us in calculating an estimate of our liability for unasserted-potential-future-asbestos-related claims. The methodology used by C&W to project our liability for unasserted-potential-future-asbestos-related claims included C&W doing an analysis of: (a) widely accepted forecast of the population likely to have been exposed to asbestos; (b) epidemiological studies estimating the number of people likely to develop asbestos-related diseases; (c) historical rate at which mesothelioma incidences resulted in the payment of claims by us; (d) historical settlement averages to value the projected number of future compensable mesothelioma claims; (e) historical ratio of mesothelioma-related-indemnity payments to non-mesothelioma indemnity payments; and (f) historical defense costs and their relationship with total indemnity payments.
During fiscal 2006, we recorded a liability for asbestos claims in the amount of $380.0 million, while paying out $59.9 million for dismissals and/or settlements, which resulted in our accrued liability balance moving from $101.2 million at May 31, 2005 to $421.3 million at May 31, 2006. This increase was based largely upon C&W’s analysis of our total estimated liability for unasserted-potential-future-asbestos-related claims through May 31, 2016. This amount was also calculated on a pre-tax basis and was not discounted for the time value of money. In light of the uncertainties inherent in making long-term projections, we determined at that time that a ten-year period was the most reasonable time period over which reasonably accurate estimates might still be made for projecting asbestos liabilities and defense costs and, accordingly, our accrual did not include asbestos liabilities for any period beyond ten years.
We have reviewed and evaluated our ten-year asbestos liability established as of May 31, 2006, for developments in the fiscal year ending May 31, 2008. As part of this review and evaluation process, the credibility of epidemiological studies of our mesothelioma claims, first introduced to management by C&W some two-and-one-half years ago, was validated. At the core of our evaluation process and the basis of C&W’s actuarial work on behalf of Bondex, is the Nicholson Study. The Nicholson Study is the most widely recognized reference in bankruptcy trust valuations, global settlement negotiations and the Congressional Budget Offices’ work done on the proposed FAIR Act in 2006. Based on our ongoing comparison of the Nicholson Study projections and Bondex’s specific actual experience, which continues to bear an extremely close correlation to the study’s projections, we decided to extend our asbestos liability projection out to twenty years. C&W assisted us in calculating an estimate of our liability for unasserted-potential-future-asbestos-related claims out to that twenty-year period.
C&W has projected that the cost of extending the asbestos liability to twenty years, coupled with an updated evaluation of our current known claims to reflect our most recent actual experience, would be $288.1 million. By adding $288.1 million to our existing asbestos liability, the total asbestos-related balance sheet liabilities at May 31, 2008 are $559.7 million, with $65.0 million thereof estimated to be the short-term liability due in fiscal 2009. The balance of $494.7 million is reflected as a long-term liability. The material components of the accruals are: (i) the gross number of open malignancy claims (principally mesothelioma claims) as these claims have the most significant impact on our asbestos settlement costs; (ii) historical and current settlement costs and dismissal rates by various categories; (iii) analysis of the jurisdiction and governing laws of the states in which these claims are pending; (iv) outside defense counsel’s opinions and recommendations with respect to the merits of such claims; and (v) analysis of projected liabilities for unasserted potential future claims.
In determining the amount of our asbestos liability, we relied on assumptions that are based on currently known facts and projection models. Our actual expenses could be significantly higher or lower than those recorded if assumptions used in our calculations vary significantly from actual results. Key variables in these assumptions include the period of exposure to asbestos claims, the number and type of new claims to be filed each year, the rate at which mesothelioma incidences result in compensable claims against us, the average cost of disposing of each such new claim, the dismissal rates each year and the related annual defense costs. Furthermore, predictions with respect to these variables are subject to greater uncertainty as the projection period lengthens. A significant upward or downward trend in the number of claims filed, depending on the nature of the alleged injury, the jurisdiction where filed, the average cost of resolving each such claim and the quality of the product identification, could change our estimated liability, as could any substantial adverse verdict at trial. A federal legislative solution, further state tort reform or a structured-settlement transaction could also change the estimated liability.
Subject to the foregoing variables, and based on currently available data, we believe that our current asbestos liability is sufficient to cover asbestos-related expenses for our known pending and unasserted-potential-future-asbestos-related claims through 2028. However, given the uncertainties associated with projecting matters into the future and numerous other factors outside of our control, we believe that it is reasonably possible we may incur additional material asbestos liabilities in periods before 2028. Due to the uncertainty inherent in the process undertaken to estimate our losses, we are unable at the present time to estimate an additional range of loss in excess of our existing accruals. While it is reasonably possible that such excess liabilities could be material to operating results in any given quarter or year, we do not believe that it is reasonably possible that such excess liabilities would have a material adverse effect on our long-term results of operations, liquidity or consolidated financial position.
58     RPM International Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
During fiscal 2004, certain of our subsidiaries’ third-party insurers claimed exhaustion of coverage. Certain of our subsidiaries have filed a complaint for declaratory judgment, breach of contract and bad faith against these third-party insurers, challenging their assertion that their policies covering asbestos-related claims have been exhausted. The coverage litigation involves, among other matters, insurance coverage for claims arising out of alleged exposure to asbestos containing products manufactured by the previous owner of the Bondex tradename before March 1, 1966. On March 1, 1966, Republic Powdered Metals Inc. (as it was known then), purchased the assets and assumed the liabilities of the previous owner of the Bondex tradename. That previous owner subsequently dissolved and was never a subsidiary of Republic Powdered Metals, Bondex, RPM, Inc. or the Company. Because of the earlier assumption of liabilities, however, Bondex has historically responded, and must continue to respond, to lawsuits alleging exposure to these asbestos-containing products. We discovered that the defendant insurance companies in the coverage litigation had wrongfully used cases alleging exposure to these pre-1966 products to erode their aggregate limits. This conduct, apparently known by the insurance industry based on discovery conducted to date, was in breach of the insurers’ policy language. Two of the defendant insurers have filed counterclaims seeking to recoup certain monies should the plaintiffs prevail on their claims.
The parties have substantially completed all fact and expert discovery relating to the liability phase of the case. The parties have filed dispositive motions (including motions for summary judgment) and related briefs. While we had anticipated a ruling on these motions before the end of fiscal 2008, the court has not yet rendered its decision. It remains difficult to predict when the motions will be ruled upon or when a trial date will be scheduled.
During last year’s second fiscal quarter ended November 30, 2006, Bondex reached a settlement of $15.0 million, the terms of which are confidential by agreement of the parties, with one of the defendant insurers. The settling defendant has been dismissed from the case. Our subsidiaries are aggressively pursuing their claims against the remaining insurers based on the terms of their respective policies.
We are unable at the present time to predict the timing or ultimate outcome of this insurance coverage litigation or whether there will be any further settlements. Consequently, we are unable to predict whether, or to what extent, any additional insurance may be available to cover a portion of our subsidiaries’ asbestos liabilities. We have not included any potential benefits from this litigation in calculating our current asbestos liability. Our wholly owned captive insurance companies have not provided any insurance or reinsurance coverage for any of our subsidiaries’ asbestos-related claims.
The following table illustrates the movement of current and long-term asbestos-related liabilities through May 31, 2008:
Asbestos Liability Movement (Current and Long-Term)

	Balance at	Additions to		Balance at
(In thousands)	Beginning of Period	Asbestos Charge	Deductions*	End of Period

Year Ended May 31, 2008	$354,268	$288,100	$82,623	$559,745
Year Ended May 31, 2007	421,285		67,017	354,268
Year Ended May 31, 2006	101,172	380,000	59,887	421,285

*	Deductions include payments for defense-related costs and amounts paid to settle claims.
We provide, through our wholly owned insurance subsidiaries, certain insurance coverage, primarily product liability, to our other subsidiaries. Excess coverage is provided by third-party insurers. Our reserves provide for these potential losses as well as other uninsured claims. As of May 31, 2008, the current portion of these reserves amounted to $56.5 million as compared with $55.0 million at May 31, 2007, while the total long-term reserves of $8.5 million at May 31, 2008 compare with $8.8 million at May 31, 2007. Product warranty expense is recorded within selling, general and administrative expense. The changes in the product warranty liability balance have occurred primarily as a result of our continuing evaluation of our liability under a class action lawsuit settlement covering our Dryvit residential exterior insulated finish systems (“EIFS”) product line. We also offer a warranty program for our roofing systems and have established a product warranty liability. We review this liability for adequacy on a quarterly basis and adjust it as necessary. The primary factors that could affect this liability may include changes in the historical system performance rate as well as the costs of replacement. Provision for estimated warranty costs is recorded at the time of sale and periodically adjusted, as required, to reflect actual experience.
Third-party excess insurers have historically paid varying shares of Dryvit’s defense and settlement costs for individual commercial and residential EIFS lawsuits under various cost-sharing agreements. Dryvit has assumed a greater share of the costs associated with its EIFS litigation as it seeks funding commitments from our third-party excess insurers and will likely continue to do so pending the outcome of coverage litigation involving these same third-party insurers. One of our excess insurers filed suit seeking a declaration with respect to its rights and obligations for EIFS-related claims under its applicable policies. During the third quarter of fiscal 2006, the court granted Dryvit’s motion to dismiss that federal filing based on a more complete state court complaint filed against this same insurer, another insurer, and the Company’s insurance broker. The coverage case is now proceeding in state court. Discovery in this litigation is ongoing. One insurer appealed the trial court’s order granting Dryvit certain discovery of allegedly privileged claim file documents, and the court of appeals dismissed the appeal on September 12, 2007. That insurer filed a motion for reconsideration, which has been dismissed. No further appeal of that discovery ruling has been granted. The case, therefore, has been placed back on the trial
RPM International Inc. and Subsidiaries     59

court’s docket. In accordance with a court order, the parties filed dispositive motions on certain of the coverage issues. Briefing on these motions was completed on June 16, 2008. A trial date has not yet been scheduled.
In addition, like other companies participating in similar lines of business, some of our subsidiaries are involved in several proceedings relating to environmental matters. It is our policy to accrue remediation costs when it is probable that such efforts will be required and the related costs can be reasonably estimated. These liabilities are undiscounted.
NOTE J — SEGMENT INFORMATION
We operate a portfolio of businesses and product lines that manufacture and sell a variety of specialty paints, protective coatings and roofing systems, sealants and adhesives. We manage our portfolio by organizing our businesses and product lines into two reportable segments: the consumer reportable segment and the industrial reportable segment. Within each reportable segment, we aggregate three operating segments that consist of individual groups of companies and product lines, which generally address common markets, share similar economic characteristics, utilize similar technologies and can share manufacturing or distribution capabilities. Our six operating segments represent components of our business for which separate financial information is available that is utilized on a regular basis by our chief executive officer in determining how to allocate the assets of the company and evaluate performance. These six operating segments are each managed by an operating segment manager, who is responsible for the day-to-day operating decisions and performance evaluation of the operating segment’s underlying businesses.
Our industrial reportable segment products are sold throughout North America and also account for the majority of our international sales. Our industrial product lines are sold directly to contractors, distributors and end-users, such as industrial manufacturing facilities, public institutions and other commercial customers. This reportable segment comprises three separate operating segments — our Tremco Group, StonCor Group, and RPM II/Industrial Group. Products and services within this reportable segment include construction chemicals, roofing systems, weatherproofing and other sealants, flooring, and specialty chemicals.
Our consumer reportable segment manufactures and markets professional use and do-it-yourself (“DIY”) products for a variety of mainly consumer applications, including home improvement and personal leisure activities. Our consumer segment’s major manufacturing and distribution operations are located primarily in North America. Consumer segment products are sold throughout North America directly to mass merchandisers, home improvement centers, hardware stores, paint stores, craft shops and to other smaller customers through distributors. This reportable segment comprises three operating segments — our DAP Group, Rust-Oleum/Zinsser Group, and RPM II/Consumer Group. Products within this reportable segment include specialty, hobby and professional paints; caulks; adhesives; silicone sealants; wood stains and specialty confectionary coatings and films. Sales to the Home Depot represented less than 10% of our consolidated net sales for 2008 and 2007; 10% of our consolidated net sales for 2006; and 26%, 24% and 25% of our consumer segment net sales for 2008, 2007 and 2006, respectively.
In addition to our two reportable segments, there is a category of certain business activities and expenses, referred to as corporate/other, that does not constitute an operating segment. This category includes our corporate headquarters and related administrative expenses, results of our captive insurance companies, gains or losses on the sales of certain assets and other expenses not directly associated with either reportable segment. Assets related to the corporate/other category consist primarily of investments, prepaid expenses, deferred pension assets, and headquarters’ property and equipment. These corporate and other assets and expenses reconcile reportable segment data to total consolidated income (loss) before income taxes, identifiable assets, capital expenditures, and depreciation and amortization.
We reflect income from our joint ventures on the equity method, and receive royalties from our licensees. Total income from royalties and joint ventures amounted to approximately $3.3 million; $2.5 million and $2.2 million for the years ended May 31, 2008, 2007 and 2006, respectively, and are therefore included as an offset to selling, general and administrative expenses.
60     RPM International Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The following table reflects the results of our reportable segments consistent with our management philosophy, and represents the information we utilize, in conjunction with various strategic, operational and other financial performance criteria, in evaluating the performance of our portfolio of businesses.

Year ended May 31	2008	2007	2006

(In thousands)
Segment Information
Net Sales
Industrial	$2,365,496	$2,100,386	$1,811,590
Consumer	1,278,295	1,238,378	1,196,748

Total	$3,643,791	$3,338,764	$3,008,338

Gross Profit
Industrial	$999,063	$885,141	$778,672
Consumer	499,474	475,311	468,693

Total	$1,498,537	$1,360,452	$1,247,365

Income (Loss) Before Income Taxes(1)
Industrial	$259,452	$233,120	$201,230
Consumer	155,778	151,496	159,147
Corporate/Other	(376,176)	(77,081)	(482,852)

Total	$39,054	$307,535	$(122,475)

Identifiable Assets
Industrial	$2,130,532	$1,814,736	$1,668,774
Consumer	1,342,572	1,344,833	1,165,368
Corporate/Other	290,463	173,580	161,922

Total	$3,763,567	$3,333,149	$2,996,064

Capital Expenditures
Industrial	$47,523	$49,235	$39,274
Consumer	23,247	20,141	20,800
Corporate/Other	1,070	1,017	1,081

Total	$71,840	$70,393	$61,155

Depreciation and Amortization
Industrial	$48,739	$46,453	$40,536
Consumer	31,923	30,860	29,938
Corporate/Other	4,704	4,294	3,825

Total	$85,366	$81,607	$74,299

Geographic Information
Net Sales (based on shipping location)
United States	$2,384,357	$2,341,008	$2,248,259

Foreign
Canada	306,339	255,246	222,602
Europe	775,651	596,613	411,548
Other Foreign	177,444	145,897	125,929

Total Foreign	1,259,434	997,756	760,079

Total	$3,643,791	$3,338,764	$3,008,338

Long-Lived Assets (2)
United States	$1,219,649	$1,208,981	$1,190,722

Foreign
Canada	144,027	132,052	121,137
Europe	501,828	385,066	260,866
Other Foreign	25,334	18,107	18,027

Total Foreign	671,189	535,225	400,030

Total	$1,890,838	$1,744,206	$1,590,752

(1)	Asbestos-related charges, totaling $288.1 million and $380.0 million in fiscal 2008 and 2006, respectively, reflected in Corporate/Other, relate to our Bondex International, Inc. subsidiary.

(2)	Long-lived assets include all non-current assets, excluding non-current deferred income taxes.
RPM International Inc. and Subsidiaries     61

NOTE K — QUARTERLY INFORMATION (UNAUDITED)
The following is a summary of the quarterly results of operations for the years ended May 31, 2008 and 2007:

	For Quarter Ended
(In thousands, except per share amounts)	August 31	November 30	February 29	May 31

2008
Net Sales	$930,339	$905,708	$731,773	$1,075,971
Gross Profit	$383,902	$367,738	$291,245	$455,652
Net Income	$68,268	$54,855	$12,150	$(87,564	)(a)
Basic Earnings Per Share	$0.57	$0.46	$0.10	$(0.73)
Diluted Earnings Per Share	$0.53	$0.43	$0.10	$(0.73	)(b)
Dividends Per Share	$0.175	$0.190	$0.190	$0.190

(In thousands, except per share amounts)	August 31	November 30	February 28		May 31

2007
Net Sales	$844,161	$809,386	$679,494		$1,005,723
Gross Profit	$345,073	$326,071	$263,485		$425,823
Net Income	$61,342	$52,941	$10,052		$83,954
Basic Earnings Per Share	$0.52	$0.45	$0.08		$0.70
Diluted Earnings Per Share	$0.49	$0.42	$0.08	(b)	$0.65
Dividends Per Share	$0.160	$0.175	$0.175		$0.175

(a)	During the fourth fiscal quarter ended May 31, 2008, we increased our liability for asbestos-related payments by $288.1 million ($185.1 million after-tax), representing our estimation of our liability for pending and unasserted claims through May 31, 2028. See Note I to the Consolidated Financial Statements for further details.

(b)	Conversion of the shares related to convertible securities for the three month periods ended May 31, 2008 and February 28, 2007 was not assumed, since the results would have been anti-dilutive.
Quarterly earnings per share may not total to the yearly earnings per share due to the weighted-average number of shares outstanding in each quarter.
NOTE L — SUBSEQUENT EVENTS
Subsequent to the end of our current fiscal year, our Senior Convertible Notes (the “Convertible Notes”) due May 13, 2033 became eligible for conversion based upon the price of RPM International Inc. stock during our most recently completed fiscal quarter ended May 31, 2008. Subsequent to this event, on June 13, 2008, we called for redemption all of our outstanding Convertible Notes on the effective date of July 14, 2008 (the“Redemption Date”). Prior to the Redemption Date, virtually all of the holders had already converted their Convertible Notes into 8,030,455 shares of RPM International Inc. common stock, or 27.0517 shares of common stock for each $1,000 Face Value Convertible Note they held. Any fractional shares from the conversion were paid in cash.
62     RPM International Inc. and Subsidiaries

QUARTERLY STOCK PRICE AND DIVIDEND INFORMATION
Quarterly Stock Price and Dividend Information
Shares of RPM International Inc. common stock are traded on the New York Stock Exchange under the symbol RPM. The high and low sales prices for the shares of common stock, and the cash dividends paid on the common stock, for each quarter of the two most recent fiscal years are set forth in the table below.
Range of Sales Prices and Dividends Paid

			Dividends paid
Fiscal 2008	High	Low	per share

First Quarter	$25.74	$20.19	$0.175
Second Quarter	$24.44	$17.25	$0.190
Third Quarter	$22.50	$18.77	$0.190
Fourth Quarter	$24.74	$19.30	$0.190

			Dividends paid
Fiscal 2007	High	Low	per share

First Quarter	$19.12	$17.53	$0.160
Second Quarter	$20.36	$17.40	$0.175
Third Quarter	$24.25	$19.90	$0.175
Fourth Quarter	$24.14	$21.04	$0.175
Source: The Wall Street Journal
Cash dividends are payable quarterly, upon authorization of the Board of Directors. Regular payment dates are approximately the last day of July, October, January and April.
The number of holders of record of RPM common stock as of July 14, 2008 was approximately 30,740.
RPM International Inc. and Subsidiaries     63

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
Management assessed the effectiveness of RPM’s internal control over financial reporting as of May 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on this assessment, management concluded that, as of May 31, 2008, RPM’s internal control over financial reporting is effective.
The independent registered public accounting firm Ernst & Young LLP, has also audited the Company’s internal control over financial reporting as of May 31, 2008 and their report thereon is included on page 66 of this report.

Frank C. Sullivan	P. Kelly Tompkins
President and Chief Executive Officer	Executive Vice President — Administration and Chief Financial Officer
July 28, 2008
64 RPM International Inc. and Subsidiaries

Report of Independent Registered Public Accounting Firm
TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
RPM International Inc. and Subsidiaries
Medina, Ohio
We have audited the accompanying consolidated balance sheets of RPM International Inc. and Subsidiaries (“RPM” or “the Company”) as of May 31, 2008 and 2007 and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended May 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of RPM at May 31, 2008 and 2007 and the consolidated results of its operations and its cash flows for each of the three years in the period ended May 31, 2008, in conformity with U.S. generally accepted accounting principles.
As discussed in Note A to the consolidated financial statements, effective June 1, 2006, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123 (Revised 2004), “Share-Based Payment.” Also, as discussed in Note A to the Consolidated Financial Statements, effective on May 31, 2007 and June 1, 2007, the Company adopted the recognition and measurement date provisions, respectively, of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post Retirement Plans, an amendment to FAS 87, 88, 106 and 132(R).”
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of RPM’s internal control over financial reporting as of May 31, 2008, based on criteria established in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 28, 2008 expressed an unqualified opinion thereon.

Cleveland, Ohio
July 28, 2008
RPM International Inc. and Subsidiaries 65
Ernst & Young LLP

Report of Independent Registered Public Accounting Firm
TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
RPM International Inc. and Subsidiaries
Medina, Ohio
We have audited RPM International Inc. and Subsidiaries (“RPM” or “the Company”) internal control over financial reporting as of May 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). RPM’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying, “Management’s Report on Internal Control Over Financial Reporting.” Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
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
In our opinion, RPM maintained, in all material respects, effective internal control over financial reporting as of May 31, 2008, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of RPM International Inc. and Subsidiaries as of May 31, 2008 and 2007 and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended May 31, 2008 and our report dated July 28, 2008 expressed an unqualified opinion thereon.

Cleveland, Ohio
July 28, 2008
66 RPM International Inc. and Subsidiaries
Ernst & Young LLP