Form 10-K, Exhibit 13
period 2009-05-31
RPM INTERNATIONAL INC/DE/
filed 2009-07-28
CIK 110621

Exhibit 13.1
Financial Section Contents18 Management’s Discussion and Analysis 30 Consolidated Financial Statements 34 Notes to Consolidated Financial Statements 59 Quarterly Stock Price and Dividend Information 60 Management’s Report on Internal Control 61 Auditor’s Reports 63 Stockholder Information 64 Subsidiaries See Fold-Out Cover for Selected Financial Data

Management’s Discussion and Analysis
of Results of Operations and Financial Condition
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Our Consolidated Financial Statements include the accounts of RPM International Inc. and its majority-owned subsidiaries. Preparation of our financial statements requires the use of estimates and assumptions that affect the reported amounts of our assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We continually evaluate these estimates, including those related to our asbestos liability; allowances for doubtful accounts; inventories; allowances for recoverable taxes; useful lives of property, plant and equipment; goodwill and other intangible assets; environmental, warranties and other contingent liabilities; income tax valuation allowances; pension plans; and the fair value of financial instruments. We base our estimates on historical experience, our most recent facts, and other assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of our assets and liabilities. Actual results, which are shaped by actual market conditions, including legal settlements, may differ materially from our estimates.
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
Translation of Foreign Currency Financial Statements and Foreign Currency Transactions
Our reporting currency is the U.S. dollar. However, the functional currency for each of our foreign subsidiaries is its local currency. We translate the amounts included in our Consolidated Statements of Income from our foreign subsidiaries into U.S. dollars at weighted-average exchange rates, which we believe are representative of the actual exchange rates on the dates of the transactions. Our foreign subsidiaries’ assets and liabilities are translated into U.S. dollars from local currency at the actual exchange rates as of the end of each reporting date, and we record the resulting foreign exchange translation adjustments in our Consolidated Balance Sheets as a component of accumulated other comprehensive income (loss). If the U.S. dollar continues to strengthen, we will continue to reflect the resulting losses as a component of accumulated other comprehensive income. Conversely, if the U.S. dollar were to weaken, foreign exchange translation gains could result, which would favorably impact accumulated other comprehensive income. Translation adjustments will be included in net earnings in the event of a sale or liquidation of any of our underlying foreign investments, or in the event that we distribute the accumulated earnings of consolidated foreign subsidiaries. If we determined that the functional currency of any of our foreign subsidiaries should be the U.S. dollar, our financial statements would be affected. Should this occur, we would adjust our reporting to appropriately account for any such changes.
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
Goodwill
We apply the provisions of SFAS No. 141 (“SFAS No. 141”), “Business Combinations,” which addresses the initial recognition and measurement of goodwill and intangible assets acquired in a business combination. We also apply the provisions of SFAS No. 142 (“SFAS No. 142”), “Goodwill and Other Intangible Assets,” which requires that goodwill be tested at least on an annual basis, or more frequently as impairment indicators arise, using a fair-value approach at the reporting unit level. Our reporting units have been identified at the component level, or one level below our operating segments. The provisions of SFAS No. 142 require us to perform a two-step impairment test. In the first step, we compare the fair value of each of our reporting units to its carrying value. We have elected to perform our annual required impairment tests, which involve the use of estimates related to the fair market values of the reporting units with which goodwill is associated, during our fourth fiscal quarter. Calculating the fair market values of reporting units requires our use of estimates and assumptions.
We use significant judgment in determining the most appropriate method to establish the fair values of each of our reporting units. We estimate the fair values of our reporting units by employing various valuation techniques, depending on the availability and reliability of comparable market value indicators, and employ methods and assumptions which include the application of third-party market value indicators and the computation of discounted future cash flows for each of our reporting unit’s annual projected earnings before interest, taxes, depreciation and amortization (“EBITDA”). For each of our reporting units, we calculate a break-even multiple based on its carrying value as of the testing date. We then compare each reporting unit’s break-even EBITDA market multiple to guideline EBITDA market multiples applicable to our industry and peer group, the data for which we develop internally and through third-party sources. The result of this
18       RPM International Inc. and Subsidiaries

Management’s Discussion and Analysis
analysis provides us with insight and sensitivity as to which reporting units, if any, may have a higher risk for a potential impairment.
We then supplement this analysis with an evaluation of discounted future cash flows for each reporting unit’s projected EBITDA. Under this approach, we calculate the fair value of each reporting unit based on the present value of estimated future cash flows. If the fair value of the reporting unit exceeds the carrying value of the net assets of the reporting unit, goodwill is not impaired. An indication that goodwill may be impaired results when the carrying value of the net assets of a reporting unit exceeds the fair value of the reporting unit. At that point, the second step of the impairment test is performed, which requires a fair value estimate of each tangible and intangible asset in order to determine the implied fair value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then we record an impairment loss equal to the difference.
In applying the discounted cash flow methodology, we rely on a number of factors, including future business plans, actual and forecasted operating results, and market data. The significant assumptions employed under this method include discount rates, revenue growth rates, including assumed terminal growth rates, and operating margins used to project future cash flows for each reporting unit. The discount rates utilized reflect market-based estimates of capital costs and discount rates adjusted for management’s assessment of a market participant’s view with respect to other risks associated with the projected cash flows of the individual reporting units. Our estimates are based upon assumptions we believe to be reasonable, but which by nature are uncertain and unpredictable. We believe we incorporate ample sensitivity ranges into our analysis of goodwill impairment testing for each reporting unit, such that actual experience would need to be materially out of the range of expected assumptions in order for an impairment to remain undetected.
Our annual goodwill impairment analysis, which we performed during the fourth quarter of fiscal 2009, resulted in an impairment charge related to a reduction in the carrying value of goodwill in the amount of $14.9 million, relating to one of our reporting units. See Note A(10) for additional details regarding this impairment loss. The excess of fair value over carrying value for our other reporting units as of March 1, 2009, ranged from approximately $1.3 million to $249.8 million. In order to evaluate the sensitivity of the fair value calculations of our goodwill impairment test, we applied a hypothetical 5% decrease to the fair values of each reporting unit. This hypothetical 5% decrease would result in excess fair value over carrying value ranging from approximately $1.0 million to $231.8 million for our reporting units. Further, we compare the sum of the fair values of our reporting units resulting from our discounted cash flow calculations to our market capitalization as of our valuation date. We use this comparison to further assess the reasonableness of the assumptions employed in our valuation calculations. As of the valuation date, the sum of the fair values we calculated for our reporting units was approximately 15% above our market capitalization.
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
Additionally, we test all indefinite-lived intangible assets for impairment at least annually during our fiscal fourth quarter. Measuring a potential impairment of non-goodwill intangibles and other long-lived assets requires the use of various estimates and assumptions, including the determination of which cash flows are directly related to the assets being evaluated, the respective useful lives over which those cash flows will occur and potential residual values, if any. If we determine that the carrying values of these assets may not be recoverable based upon the existence of one or more of the above-described indicators or other factors, any impairment amounts would be measured based on the projected net cash flows expected from these assets, including any net cash flows related to eventual disposition activities. The determination of any impairment losses would be based on the best information available, including internal estimates of discounted cash flows; quoted market prices, when available; and independent appraisals, as appropriate, to determine fair values. Cash flow estimates would be based on our historical experience and our internal business plans, with appropriate discount rates applied. Our annual impairment tests of each of our indefinite-lived intangible assets resulted in an impairment loss of $0.5 million related to the reduction in carrying value of one of our tradenames. This loss was primarily the result of continued declines in sales and projected sales in one of our business which operates primarily in the residential housing market. Please refer to Note A(10), “Goodwill and Other Intangible Assets,” for further information. We also performed a recoverability test with respect to the assets of both of our entities that incurred goodwill or other intangible asset impairments during the current fiscal year. The tests included the comparison of our estimation of undiscounted future cash flows associated with these businesses to their respective book value as of the date of our annual impairment tests. No impairment losses were required as a result of either of these tests for recoverability.
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
Contingencies
We are party to claims and lawsuits arising in the normal course of business, including the various asbestos-related suits discussed in Note I to our Consolidated Financial Statements. Although we cannot precisely predict the amount of any liability that may ultimately arise
RPM International Inc. and Subsidiaries       19

with respect to any of these matters, we record provisions when we consider the liability probable and reasonably estimable. Our provisions are based on historical experience and legal advice, reviewed quarterly and adjusted according to developments. Estimating probable losses requires the analysis of multiple forecasted factors that often depend on judgments about potential actions by third parties, such as regulators, courts, and state and federal legislatures. Changes in the amounts of our loss provisions, which can be material, affect our Consolidated Statements of Income. Due to the inherent uncertainties in the process undertaken to estimate potential losses, we are unable to estimate an additional range of loss in excess of our accruals. While it is reasonably possible that such excess liabilities, if they were to occur, could be material to operating results in any given quarter or year of their recognition, we do not believe that it is reasonably possible that such excess liabilities would have a material adverse effect on our long-term results of operations, liquidity or consolidated financial position.
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
Several of our industrial businesses offer extended warranty terms and related programs, and thus have established a corresponding warranty liability. Warranty expense is impacted by variations in local construction practices and installation conditions, including geographic and climate differences.
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
Marketable Securities
Marketable securities, included in other current and long-term assets, are composed of available for sale securities and are reported at fair value. Realized gains and losses on sales of investments are recognized in net income on the specific identification basis. Changes in fair values of securities that are considered temporary, are recorded as unrealized gains and losses, net of applicable taxes, in accumulated other comprehensive income (loss) within stockholders’ equity. Other-than-temporary declines in market value from original cost are reflected in operating income in the period in which the unrealized losses are deemed other than temporary. In order to determine whether an other-than-temporary decline in market value has occurred, the duration of the decline in value and our ability to hold the investment to recovery are considered in conjunction with an evaluation of the strength of the underlying collateral and the extent to which the investment’s amortized cost or cost, as appropriate, exceeds its related market value.
Pension and Postretirement Plans
We sponsor qualified defined benefit pension plans and various other nonqualified postretirement plans. The qualified defined benefit pension plans are funded with trust assets invested in a diversified portfolio of debt and equity securities and other investments. Among other factors, changes in interest rates, investment returns and the market value of plan assets can (i) affect the level of plan funding; (ii) cause volatility in the net periodic pension cost; and (iii) increase our future contribution requirements. A significant decrease in investment returns or the market value of plan assets or a significant decrease in interest rates could increase our net periodic pension costs and adversely affect our results of operations. A significant increase in our contribution requirements with respect to our qualified defined benefit pension plans could have an adverse impact on our cash flow.
Changes in our key plan assumptions would impact net periodic benefit expense and the projected benefit obligation for our defined benefit and various postretirement benefit plans. Based upon May 31, 2009 information, the following tables reflect the impact of a 1% change in the key assumptions applied to our defined benefit pension plans in the U.S. and internationally:
20       RPM International Inc. and Subsidiaries

Management’s Discussion and Analysis

	U.S.		International
	1%	1%	1%	1%
(In millions)	Increase	Decrease	Increase	Decrease

Discount Rate
Increase (decrease) in expense in FY 2009	$(2.9)	$2.9	$(1.8)	$2.0
Increase (decrease) in obligation as of May 31, 2009	$(19.5)	$21.2	$(12.4)	$15.8
Expected Return on Plan Assets
Increase (decrease) in expense in FY 2009	$(1.5)	$1.5	$(1.0)	$1.0
Increase (decrease) in obligation as of May 31, 2009	$ N/A	$ N/A	$ N/A	$ N/A
Compensation Increase
Increase (decrease) in expense in FY 2009	$2.6	$(2.3)	$0.9	$(0.8)
Increase (decrease) in obligation as of May 31, 2009	$10.1	$(8.9)	$3.3	$(2.9)

Based upon May 31, 2009 information, the following tables reflect the impact of a 1% change in the key assumptions applied to our various postretirement health care plans:

	U.S.		International
	1%	1%	1%	1%
(In millions)	Increase	Decrease	Increase	Decrease

Discount Rate
Increase (decrease) in expense in FY 2009	$	$	$(0.2)	$0.3
Increase (decrease) in obligation as of May 31, 2009	$(0.7)	$0.8	$(1.1)	$1.4
Healthcare Cost Trend Rate
Increase (decrease) in expense in FY 2009	$	$	$0.1	$(0.3)
Increase (decrease) in obligation as of May 31, 2009	$0.5	$(0.4)	$1.4	$(1.1)

BUSINESS SEGMENT INFORMATION
Our business is divided into two reportable segments: the industrial segment and the consumer segment. Within each segment, we aggregate three operating segments that consist of individual groups of companies and product lines, which generally address common markets, share similar economic characteristics, utilize similar technologies and can share manufacturing or distribution capabilities. Our six operating segments represent components of our business for which separate financial information is available that is utilized on a regular basis by our chief executive officer in determining how to allocate the assets of the Company and evaluate performance. These six operating segments are each managed by an operating segment manager, who is responsible for the day-to-day operating decisions and performance evaluation of the operating segment’s underlying businesses. We evaluate the profit performance of our segments primarily based on gross profit, and, to a lesser extent, income (loss) before income taxes, but also look to earnings (loss) before interest and taxes (“EBIT”) as a performance evaluation measure because interest expense is essentially related to corporate acquisitions, as opposed to segment operations.
Our industrial segment products are sold throughout North America and also account for the majority of our international sales. Our industrial product lines are sold directly to contractors, distributors and end-users, such as industrial manufacturing facilities, public institutions and other commercial customers. This reportable segment comprises three separate operating segments — our Tremco Group, StonCor Group, and RPM II/Industrial Group. Products and services within this segment include construction chemicals, roofing systems, weatherproofing and other sealants, flooring and specialty chemicals.
Our consumer segment manufactures and markets professional use and do-it-yourself (“DIY”) products for a variety of mainly consumer applications, including home improvement and personal leisure activities. Our consumer segment’s major manufacturing and distribution operations are located primarily in North America. Consumer segment products are sold throughout North America directly to mass merchants, home improvement centers, hardware stores, paint stores, craft shops and to other smaller customers through distributors. This reportable segment comprises three operating segments — our DAP Group, Rust-Oleum/Zinsser Group, and RPM II/Consumer Group. Products within this segment include specialty, hobby and professional paints; caulks; adhesives; silicone sealants; wood stains and specialty confectionary coatings and films.
In addition to our two reportable segments, there is a category of certain business activities and expenses, referred to as corporate/ other, that does not constitute an operating segment. This category includes our corporate headquarters and related administrative expenses, results of our captive insurance companies, gains or losses on the sales of certain assets and other expenses not directly associated with either reportable segment. Assets related to the corporate/other category consist primarily of investments, prepaid expenses, deferred pension assets, and headquarters’ property and equipment. These corporate and other assets and expenses reconcile reportable segment data to total consolidated income before income taxes, interest expense and EBIT.
RPM International Inc. and Subsidiaries      21

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
SEGMENT INFORMATION

(In thousands)
Year Ended May 31	2009	2008		2007

Net Sales
Industrial Segment	$2,265,957	$2,367,970		$2,102,684
Consumer Segment	1,102,210	1,275,821		1,236,080

Consolidated	$3,368,167	$3,643,791		$3,338,764

Gross Profit
Industrial Segment	$942,820	$999,989		$885,999
Consumer Segment	410,269	498,548		474,453

Consolidated	$1,353,089	$1,498,537		$1,360,452

Income (Loss) Before Income Taxes(a)
Industrial Segment
Income Before Income Taxes(a)	$176,116 (e)	$259,630		$233,396
Interest (Expense), Net(b)	(676)	(2,188)		(1,931)

EBIT(c)	$176,792	$261,818		$235,327

Consumer Segment
Income Before Income Taxes(a)	$102,311	$155,600		$151,220
Interest (Expense), Net(b)	(4,529)	(5,451)		(2,901)

EBIT(c)	$106,840	$161,051		$154,121

Corporate/Other
(Expense) Before Income Taxes(a)	$(97,559)	$(376,176	)(d)	$(77,081	)(d)
Interest (Expense), Net(b)	(55,049)	(39,325)		(42,201)

EBIT(c)	$(42,510)	$(336,851)		$(34,880)

Consolidated
Income (Loss) Before Income Taxes(a)	$180,868	$39,054		$307,535
Interest (Expense), Net(b)	(60,254)	(46,964)		(47,033)

EBIT(c)	$241,122	$86,018		$354,568

(a)	The presentation includes a reconciliation of Income (Loss) Before Income Taxes, a measure defined by Generally Accepted Accounting Principles (GAAP) in the United States, to EBIT.

(b)	Interest (expense), net includes the combination of interest expense and investment expense (income), net.

(c)	EBIT is defined as earnings (loss) before interest and taxes. We evaluate the profit performance of our segments primarily based on gross profit, and, to a lesser extent, income (loss) before income taxes, but also look to EBIT as a performance evaluation measure because interest expense is essentially related to corporate acquisitions, as opposed to segment operations. We believe EBIT is useful to investors for this purpose as well, using EBIT as a metric in their investment decisions. EBIT should not be considered an alternative to, or more meaningful than, operating income as determined in accordance with GAAP, since EBIT omits the impact of interest and taxes in determining operating performance, which represent items necessary to our continued operations, given our level of indebtedness and ongoing tax obligations. Nonetheless, EBIT is a key measure expected by and useful to our fixed income investors, rating agencies and the banking community, all of whom believe, and we concur, that this measure is critical to the capital markets’ analysis of our segments’ core operating performance. We also evaluate EBIT because it is clear that movements in EBIT impact our ability to attract financing. Our underwriters and bankers consistently require inclusion of this measure in offering memoranda in conjunction with any debt underwriting or bank financing. EBIT may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results.

(d)	The asbestos charges, totaling $288.1 million in fiscal 2008 and the impact of an asbestos-related insurance settlement of $15.0 million in fiscal 2007, are reflected in Corporate/Other, and relate to our Bondex International, Inc. subsidiary (see Note I to the Consolidated Financial Statements).

(e)	Our industrial reportable segment results for fiscal 2009 reflect the impact of impairment losses resulting from the reduction in carrying values of goodwill and other intangible assets, totaling $15.5 million (see Note A(10) to the Consolidated Financial Statements).
RESULTS OF OPERATIONS
Fiscal 2009 Compared with Fiscal 2008
Net Sales On a consolidated basis, net sales of $3.4 billion for the year ended May 31, 2009 declined 7.6%, or $275.6 million, over net sales of $3.6 billion during the comparable period last year. The organic decline in sales amounted to 10.2%, or $369.8 million, of the shortfall in net sales over the prior-year result, which includes volume-related declines of 9.9%, or $358.4 million, and the impact of net unfavorable foreign exchange rates year-over-year, which amounted to 3.4%, or $123.6 million, offset partially by pricing initiatives representing 3.1% of the prior-period sales, or $112.2 million. These pricing initiatives, including those across both of our reportable segments, were instituted primarily during prior periods in order to offset the rising costs of many of our raw materials. Foreign exchange losses resulted from the strong dollar against nearly all major foreign currencies, with the majority of the losses resulting from the weaker euro and Canadian dollar. Eleven small acquisitions provided 2.6% of sales growth over last year, or $94.2 million. The current worldwide recession impacted nearly every product line we offer in both of our reportable segments. However, despite the downturn, many of our businesses continue to either maintain their market share or gain market share as competitors drop out of the marketplace.
Industrial segment net sales, which comprised 67.3% of the current year’s consolidated net sales, totaled $2.27 billion, a decline of 4.3% from $2.37 billion last year. This segment’s net sales decline resulted primarily from an overall decline in organic sales, which
22     RPM International Inc. and Subsidiaries

Management’s Discussion and Analysis
accounted for a 9.5% decline over prior-year sales, and included 4.1% from net unfavorable foreign exchange differences and volume declines approximating 8.2%, offset partially by 2.8% as a result of prior-period price increases. Nine small acquisitions provided 5.2% growth over the prior year. The organic sales volume decline in the industrial segment resulted primarily from declines in global sealants and roofing products, as well as exterior insulated finishing systems products. There was slow, but continued growth throughout fiscal 2009 from ongoing industrial and commercial maintenance and improvement activities in Canada, Latin America, South Africa and the Middle East. Despite the impact of the continuing weak economic environment on certain sectors of our domestic commercial construction markets, which we expect will continue at least into the first half of our upcoming fiscal 2010, we continue to secure new business through strong brand offerings, new product innovations and international expansion.
Consumer segment net sales, which comprised 32.7% of the current year’s consolidated net sales, totaled $1.10 billion, a decline of 13.6% from $1.28 billion during fiscal 2008. The decline in this segment was primarily organic, which accounted for 11.3% of the decline over prior-year sales and included volume declines approximating 13.0%. Net unfavorable foreign exchange rates accounted for approximately 2.1% of the decline. Prior-period price increases had a 3.8% favorable impact on this segment’s sales, while net divestitures represented 2.3% of the total decline. The organic sales volume decline reflects the continued weakness in the economy, including sluggish sales for retailers and distributors impacted by the domestic housing recession. Our consumer segment continues to increase market penetration at major retail accounts with various new product launches combined with efforts to refocus sales of our various repair and maintenance product lines.
Gross Profit Margin Our consolidated gross profit declined to 40.2% of net sales this year from 41.1% of net sales last year, or approximately 0.9% of sales, or 90 basis points (“bps”). This decline reflects our overall lower overhead absorption resulting from a 9.9% decline in organic sales volume, as discussed above, which reduced gross profit as a percent of sales by approximately 100 bps. Higher year-over-year raw material costs negatively impacted the current gross profit margin by approximately 200 bps, reflecting increases in oil prices and energy costs, which had previously put upward pressure on many of our raw material, packaging and transportation costs. Higher pricing, which favorably impacted our gross profit margin by approximately 210 bps, partially offset the combination of these year-over-year higher raw material costs and the effect of declining sales volumes. While many of our key raw material costs, such as plasticizers, epoxies, various solvents and resins, were higher than they were during the same period a year ago, we experienced some relief in certain other raw material and transportation costs this year, as a result of declines in certain energy prices.
Our industrial segment gross profit for fiscal 2009 fell by 60 bps, to 41.6% of net sales from last year’s result of 42.2% of net sales. This segment’s 8.2% decline in organic sales volume unfavorably impacted this segment’s gross margin by approximately 90 bps during the current period, in addition to higher raw material costs, which had a negative impact of approximately 140 bps. Higher selling prices approximating 170 bps slightly offset these costs.
Our consumer segment gross profit for the year declined to 37.2% of net sales from 39.1% of net sales last year, or approximately 190 bps, mainly as a result of the approximate 320 bps impact of higher raw material costs, partially offset by the impact of recent price increases approximating 280 bps. The remaining 150 bps related to this segment’s organic sales volume decline of 13.0% versus last year’s net sales.
Selling, General and Administrative Expenses (“SG&A”) Our consolidated SG&A increased to 32.6% of net sales for the current year compared with 30.8% a year ago. The 180 bps increase in SG&A as a percent of sales primarily reflects the impact of the 9.9% decline in organic sales volume, as previously discussed. The increase in SG&A as a percent of sales also reflects the impact of higher warranty expense during fiscal 2009, approximating 50 bps, and the combination of additional bad debt expense, unfavorable environmental reserve increases, and certain higher employment-related benefit costs. These higher expenses were offset partially by lower stock-based compensation expense, lower distribution expense, reductions in advertising expense and lower legal expenses, totaling approximately 40 bps. There were also certain additional strategic initiatives that were undertaken by certain of our businesses during fiscal 2009 in order to reduce our fixed cost base in light of the current worldwide recession. These initiatives included headcount reductions, which resulted in primarily severance costs approximating 60 bps for the year. The costs of these initiatives were slightly more than offset by the end of fiscal 2009 by the savings accumulated from the resulting lower headcount.
Our industrial segment SG&A increased to 33.1% of net sales for the current year from 31.1% for last year, reflecting the impact of the 8.2% decline in sales volume during fiscal 2009 versus fiscal 2008. Also reflected in the increase is the impact of higher warranty expense during fiscal 2009 in this segment, which began to trend higher during the last half of the current fiscal year. While we anticipate that this trend will continue into fiscal 2010, at this time we cannot currently estimate the extent of additional costs that may be incurred in connection with our extended warranty program. There was also additional bad debt expense incurred this year, however, this was more than offset by net favorable foreign currency adjustments. As mentioned above, during fiscal 2009 certain of our businesses incurred severance expense in an effort to bring costs down as a result of the weak economic environment. This segment’s current-year costs relating to these initiatives were slightly more than offset by the favorable impact of the resulting headcount reductions by the end of fiscal 2009.
Our consumer segment SG&A as a percent of net sales for the current year increased by 100 bps to 27.5% compared with 26.5% a year ago, reflecting the unfavorable margin impact of the 13.0% sales volume decline in net sales in this segment, in addition to current year unfavorable foreign exchange adjustments, higher employment-related benefit expense and unfavorable environmental reserve adjustments. The strategic reductions in this segment’s workforce, which resulted in severance and other related costs during fiscal 2009, was offset by the benefits of the reduced headcount expense by the end of fiscal 2009.
SG&A expenses in our corporate/other category decreased during fiscal 2009 by approximately $5.8 million, to $42.7 million from $48.5 million for fiscal 2008. The decrease reflects the combination of lower compensation, including stock based compensation, and lower insurance expense incurred during fiscal 2009 versus fiscal 2008, which provided a combined benefit of approximately $10.2 million. During fiscal 2009, we also recorded a gain on our partial repurchase of our 4.45% bonds at a discount, totaling approximately $0.8 million, and had lower year-over-year costs relating to travel, meetings, and other expenses as a result of tighter cost controls implemented during the current year. Partially offsetting these items was the impact of net unfavorable foreign currency adjustments, which totaled approximately $8.0 million, and other higher employment-related benefit expenses, including higher hospitalization and workers compensation costs.
License fee and joint venture income of approximately $3.1 million and $3.3 million for each of the years ended May 31, 2009 and 2008, respectively, are reflected as reductions of consolidated SG&A expenses.
RPM International Inc. and Subsidiaries     23

We recorded total net periodic pension and postretirement benefit costs of $22.7 million and $18.6 million for the years ended May 31, 2009 and 2008, respectively. This increased pension expense of $4.1 million was the result of higher interest costs approximating $2.8 million, net actuarial losses incurred of approximately $0.9 million and approximately $0.6 million less in curtailment gains than the prior year. Slightly offsetting these unfavorable items was the impact of $0.2 million in additional gains relating to the expected return on plan assets. A change of 1.0% in the discount rate or expected rate of return on plan assets assumptions would result in $4.7 million and $2.5 million higher pension expense, respectively. The assumptions and estimates used to determine the discount rate and expected return on plan assets are more fully described in Note G, “Pension Plans,” and Note H, “Postretirement Health Care Benefits,” to our Consolidated Financial Statements. Further discussion and analysis of the sensitivity surrounding our most critical assumptions under our pension and postretirement plans is discussed on page 20 of this report under, “Critical Accounting Policies – Pension and Postretirement Plans.” We expect that pension expense will fluctuate on a year-to-year basis, depending primarily upon the investment performance of plan assets and potential changes in interest rates, but such changes are not expected to be material to our consolidated financial results.
Asbestos Charge (Income) As described in Note I, “Contingencies and Loss Reserves,” to the Consolidated Financial Statements, we recorded pre-tax asbestos charges of $288.1 million during the fiscal year ended May 31, 2008, in connection with the calculation of our liability for unasserted-potential-future-asbestos-related claims by an independent consulting firm. There was no related charge taken or incurred during the fiscal year ended May 31, 2009. For additional information, please refer to Note I, “Contingencies and Loss Reserves,” to the Consolidated Financial Statements.
Goodwill and Other Intangible Asset Impairments As described in Note A(10), “Goodwill and Other Intangible Assets,” to the Consolidated Financial Statements, we recorded impairment charges related to a reduction of the carrying value of goodwill and other intangible assets totaling $15.5 million for the fiscal year ended May 31, 2009. The results of our annual impairment testing for the fiscal years ended May 31, 2008 did not result in any adjustments to the carrying value of goodwill or other intangible assets. For additional information, please refer to Note A(10) to the Consolidated Financial Statements and the Critical Accounting Policies discussed herein.
Interest Expense Interest expense was $54.5 million during fiscal 2009 versus $60.5 million a year ago, or a decrease of $6.0 million. The combination of lower interest rates, which averaged 5.19% overall for fiscal 2009 compared with 5.25% for fiscal 2008, and lower average borrowings, net of additional borrowings for acquisitions, reduced interest expense this year by approximately $8.2 million versus last year. Partially offsetting this reduction was the impact of additional bond financing-related costs approximating $2.2 million.
Investment Expense (Income), Net Net investment expense of $5.8 million during fiscal 2009 compares to fiscal 2008 net investment income of $13.5 million. Net realized gains on the sales of investments resulted in a net gain of $1.6 million for the year ended May 31, 2009 versus a net gain of $3.2 million for fiscal 2008. Additionally, there were impairments recognized on securities that management has determined are other-than-temporary declines in value, which approximated $15.1 million and $1.4 million for fiscal 2009 and 2008, respectively. Additionally, dividend and interest income totaling $7.7 million during fiscal 2009 compares with $11.7 million of income last year. The year-over-year changes in these items reflect the current global economic downturn and related declines in the U.S. financial markets.
Income Before Income Taxes (“IBT”) Our consolidated IBT for fiscal 2009 of $180.9 million compares with last year’s IBT of $39.0 million, for a margin on net sales of 5.4% versus 1.1% a year ago. Reflected in the current-year figures was the impact of an impairment loss of $15.5 million resulting from a reduction in the carrying values of goodwill and other intangible assets during this year’s fourth fiscal quarter. Reflected in the prior year figures was the impact of the $288.1 million asbestos-related charge taken during last year’s fourth fiscal quarter, as previously discussed.
Our industrial segment had IBT of $176.1 million versus last year’s IBT of $259.6 million, reflecting this segment’s 8.2% decline in organic sales volume during fiscal 2009, as previously discussed, in addition to certain higher raw material costs, the goodwill and other intangible asset impairment loss and additional warranty expense during fiscal 2009. Our consumer segment IBT declined to $102.3 million for the year, from $155.6 million last year, primarily as a result of the 13.0% organic sales decline combined with unfavorable foreign exchange adjustments and certain higher raw material costs.
Income Tax Rate Our effective income tax expense rate of 33.9% for the year ended May 31, 2009 compared to an effective income tax benefit rate of 22.2% for the year ended May 31, 2008.
For the year ended May 31, 2009 and, to a greater extent, for the year ended May 31, 2008, the effective tax rate differed from the federal statutory rate due to decreases in the effective tax rate principally as a result of the impact of certain foreign operations on our U.S. taxes, U.S. tax benefits associated with the domestic manufacturing deduction and lower effective tax rates in certain of our foreign jurisdictions. In addition, for the year ended May 31, 2009, various state taxing jurisdictions enacted new tax laws which resulted in a one-time decrease in the state effective tax rate of $1.8 million. The year ended May 31, 2008 was also impacted by a decrease in the effective tax rate as a result of a reversal of valuation allowances associated with foreign tax credits.
For the years ended May 31, 2009 and May 31, 2008, the decreases in the effective tax rate were partially offset by valuation allowances associated with losses incurred by certain of our foreign businesses, state and local income taxes and other non-deductible business operating expenses. In addition, the decreases in the effective tax rate for the year ended May 31, 2009 were offset by the non-deductible impairment of goodwill, which impacted the tax provision by $5.2 million, and valuation allowances associated with foreign tax credit carryforwards.
As of May 31, 2009, we have determined, based on the available evidence, that it is uncertain whether we will be able to recognize certain deferred tax assets. Therefore, in accordance with the provisions of SFAS No. 109, “Accounting for Income Taxes,” we intend to maintain the tax valuation allowances recorded at May 31, 2009 for certain deferred tax assets until sufficient positive evidence (for example, cumulative positive foreign earnings or additional foreign source income) exists to support their reversal. These valuation allowances relate to U.S. foreign tax credit carryforwards, certain foreign net operating losses and net foreign deferred tax assets recorded in purchase accounting. In accordance with SFAS No. 141, any reversal of a valuation allowance that was recorded in purchase accounting has reduced goodwill.
Net Income Net income of $119.6 million for the year ended May 31, 2009 compares to net income of $47.7 million for fiscal
24     RPM International Inc. and Subsidiaries

Management’s Discussion and Analysis
2008, for a net margin on sales of 3.6% for fiscal 2009 compared to a net margin on sales of 1.3% for fiscal 2008. The current-year net income reflects the after-tax impact of the goodwill and other intangible asset impairment losses of $15.3 million, while the prior-year net income reflects the after-tax impact of the asbestos-related charge of $185.1 million. Excluding those items, the net margin on sales for fiscal 2009 and 2008 would have been 4.0% and 6.4%, respectively. The overall decline in the net margin on sales reflects the impact of declining organic sales volume, which impacted sales by 9.9% during fiscal 2009, combined with higher raw material costs and expenses related to higher warranty, bad debt, and other-than-temporary losses on marketable securities incurred during fiscal 2009.
Diluted earnings per share of common stock of $0.93 for fiscal 2009 compares with diluted earnings per share of $0.39 a year ago.
Fiscal 2008 Compared with Fiscal 2007
Net Sales On a consolidated basis, net sales of $3.64 billion for fiscal 2008 grew 9.1%, or $305.0 million, over net sales of $3.34 billion during fiscal 2007. Organic sales improvements accounted for 6.9%, or $230.8 million, of the growth in net sales in fiscal 2008 over fiscal 2007, including pricing initiatives representing 1.6% of the sales growth, or $53.1 million, and the impact of net favorable foreign exchange rates year-over-year, which provided 3.1%, or $102.7 million, of the sales growth. Foreign exchange gains resulted from the weak dollar against nearly all major foreign currencies, with the majority of the gain resulting from the stronger euro and the Canadian dollar. Fifteen small acquisitions accounted for 3.4% of the growth in net sales over fiscal 2007, while the loss of the revenue related to our Bondo divestiture during fiscal 2008 represented a negative impact of 1.2% of net sales from fiscal 2007, for a net acquisition impact of 2.2% of the growth in net sales over fiscal 2007, or $74.2 million.
Industrial segment net sales, which comprised 64.9% of fiscal 2008 net sales, totaled $2.37 billion, growing 12.6% from $2.10 billion during fiscal 2007. This segment’s net sales growth resulted from the combination of 11 small acquisitions, which contributed 3.7%, plus organic sales growth, which accounted for 8.9% of the increase, including 2.2% from pricing and 3.9% from net favorable foreign exchange differences. The strong organic sales improvements in the industrial segment resulted from growth in most international businesses, polymer flooring, protective coatings and roofing. Much of this growth resulted from ongoing industrial and commercial maintenance and improvement activities, primarily in Europe and North America, but also in Latin America and other regions of the world. There was also a slight increase in new construction in certain of those sectors, which also contributed to increased revenues in the period. In order to offset the weakness in the economy, which was beginning to impact certain sectors of our domestic construction markets, we continued to secure new business through our strong brand offerings, high level of service and technical support, new product innovations and international expansion.
Consumer segment net sales, which comprised 35.1% of fiscal 2008 net sales, increased 3.2% to $1.28 billion from $1.24 billion during fiscal 2007. This segment’s net sales growth resulted primarily from organic sales improvements, which provided 3.4% of the net sales growth, including 0.6% from pricing and 1.6% from net favorable foreign exchange. Despite weakening economic conditions, this segment was able to grow organic sales by launching various new product offerings, increasing market penetration at major retail accounts, and refocusing efforts on our various repair and maintenance products. Partially offsetting the organic growth in net sales over the prior year in this segment was the impact of the divestiture of our Bondo subsidiary during fiscal 2008, representing a negative impact of 3.2% of consumer segment net sales compared to fiscal 2007, which was partially offset by acquisitions for a 3.0% increase in net sales over fiscal 2007, for a net negative impact of 0.2%, or $2.9 million.
Gross Profit Margin Consolidated gross profit improved to 41.1% of net sales during fiscal 2008 from 40.8% during fiscal 2007. While the cost of certain of our key raw materials remained higher over the same period a year ago, such as epoxies, various solvents and resins, we saw the costs of certain of our other key materials stabilize versus the prior period, such as zinc and seedlac. The net 30 bps improvement in the gross profit margin during the fiscal year primarily reflects the leverage of the 3.8% organic growth in net sales, a favorable mix of product and operational improvements. Higher raw material costs, which impacted the fiscal 2008 gross profit margin by approximately 0.9% of net sales, or 90 bps, were offset by the impact of selling price increases that were initiated throughout fiscal 2008.
Our industrial segment gross profit for the fiscal year improved to 42.2% of net sales from 42.1% of net sales fiscal 2007. This 10 bps improvement in this segment resulted from higher selling prices, which were partially offset by certain continued higher raw material costs during the year. In addition, productivity gains related to the 2.8% pure unit organic growth in sales and a favorable mix of sales contributed to the improved gross profit margin in fiscal 2008.
Our consumer segment gross profit for the 2008 fiscal year improved to 39.1% of net sales from 38.4% fiscal 2007. The leverage of the 1.2% pure unit growth in organic sales in this segment, combined with a favorable sales mix, more than overcame certain higher raw material costs during the year, resulting in a net improvement of 70 bps in the gross profit margin year-over-year.
SG&A Our consolidated SG&A expense levels for fiscal 2008 increased by 20 bps to 30.8% of net sales compared with 30.6% for fiscal 2007. The increase mainly reflects additional expenditures made to support the 3.8% organic growth in sales, including certain employee-compensation-related expenses, in addition to certain higher legal and audit-related expenditures, which were partially offset by the combination of the gain on the sale of our Bondo subsidiary during fiscal 2008, certain favorable environmental accrual adjustments and reductions in distribution and certain benefit-related costs.
Our industrial segment SG&A increased by 20 bps to 31.1% of net sales in fiscal 2008 from 30.9% a year ago, reflecting principally higher employment-related costs, legal and foreign exchange expense, partially offset by the operating leverage related to this segment’s 5.0% organic sales growth.
Our consumer segment SG&A as a percentage of net sales for fiscal 2008 increased by 60 bps to 26.5% compared with 25.9% for fiscal 2007, reflecting certain higher employee-compensation costs and additional expense related to environmental accruals. Partially offsetting these costs was the combination of the $1.1 million gain on the sale of our Bondo subsidiary during the second quarter of fiscal 2008, reductions in certain advertising and promotional expenditures, and lower distribution expense year-over-year.
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
RPM International Inc. and Subsidiaries     25

License fee and joint venture income of approximately $3.3 million and $2.5 million for the years ended May 31, 2008 and 2007, respectively, are reflected as reductions of consolidated SG&A expenses.
We recorded total net periodic pension and postretirement benefit cost of $18.6 million and $20.2 million for the years ended May 31, 2008 and 2007, respectively. This decreased pension expense of $1.6 million was attributable to an improvement in the expected return on plan assets of $3.6 million, a curtailment gain of $0.7 million during the fiscal year, and fewer net actuarial losses recognized during fiscal 2008 for $1.3 million. These gains were partly offset by increased service and interest cost approximating $4.0 million. We expect that pension expense will fluctuate on a year-to-year basis, depending primarily upon the investment performance of plan assets and potential changes in interest rates, but such changes are not expected to be material to our consolidated financial results.
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
Interest Expense For the year ended May 31, 2008, interest expense was $60.5 million versus $58.2 million during fiscal 2007, for an increase of $2.3 million. This increase reflected the impact of higher weighted-average net borrowings associated with acquisitions, approximating $102.2 million during fiscal 2008, which increased interest expense by approximately $6.5 million, along with additional interest expense associated with increased borrowings, totaling $1.5 million. However, lower interest rates, which averaged 5.25% overall for fiscal 2008 compared with 5.59% for fiscal 2007, reduced year-over-year interest expense by $4.6 million. Finally, during fiscal 2007, we prepaid our 6.61% Senior Notes, Series B, due November 15, 2006, and our 7.30% Senior Notes, Series C, due November 15, 2008, which included a nonrecurring $1.1 million make-whole payment.
Investment Expense (Income), Net Net investment income of $13.5 million during fiscal 2008 compares to fiscal 2007 net investment income of $11.2 million. Interest income for fiscal 2008 amounted to $9.4 million versus $5.2 million during fiscal 2007. Additionally, dividend and interest income totaling $2.3 million during fiscal 2008 compares with $1.8 million of income during fiscal 2007. Net realized gains on the sales of investments totaled $3.2 million for the year ended May 31, 2008 versus $4.2 million for fiscal 2007. Additionally, there were impairments recognized on securities that management determined to be other-than-temporary declines in value, which approximated $1.4 million for fiscal 2008, with no corresponding charge incurred during fiscal 2007.
IBT Our consolidated IBT for fiscal 2008 declined by $268.5 million, or 87.3%, to $39.0 million from $307.5 million fiscal 2007, for a 1.1% margin on net sales versus 9.2% a year ago. This decline in margin on sales results from the $288.1 million pre-tax asbestos-related liability increase during fiscal 2008, and the prior-year $15.0 million pre-tax, asbestos-related insurance settlement.
Industrial segment IBT improved by $26.3 million, to $259.5 million from fiscal 2007’s $233.1 million, as a result of the favorable growth in organic sales, offset partially by higher foreign exchange losses, legal expenses and compensation-related costs. Consumer segment IBT improved by $4.3 million, to $155.8 million from $151.5 million in fiscal 2007, as a net result of the favorable impact of acquisitions and the gain on the sale of Bondo, offset partially by certain higher compensation-related costs and unfavorable environmental-related accruals.
For a reconciliation of IBT to EBIT, see the Segment Information table located on page 25 of this Annual Report.
Income Tax Rate The effective income tax benefit rate was 22.2% for the year ended May 31, 2008 compared to an effective income tax expense rate of 32.3% for the year ended May 31, 2007.
For the year ended May 31, 2008 and, to a lesser extent, for the year ended May 31, 2007, the effective tax rate differed from the federal statutory rate due to decreases in the effective tax rate principally as a result of the impact of certain foreign operations on our U.S. taxes, U.S. tax benefits associated with the domestic manufacturing deduction and lower effective tax rates in certain of our foreign jurisdictions. In addition, for the year ended May 31, 2008, the effective tax rate decreased as a result of the reversal of $2.1 million of the valuation allowances associated with foreign tax credit carryovers. Furthermore, during the year ended May 31, 2008, various foreign taxing jurisdictions enacted new tax laws, including income tax rate reductions, which resulted in a one-time decrease in the effective tax rate of $2.8 million. The year ended May 31, 2007 was impacted by a decrease in the effective tax rate as a result of a one-time benefit relating to the resolution of prior-year’s tax liabilities.
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
Net Income Net income of $47.7 million for the year ended May 31, 2008 compares to $208.3 million in fiscal 2007, for a net margin on sales of 1.3% and 6.2% for fiscal 2008 and 2007, respectively. The decline from the prior year reflects the $185.1 million after-tax asbestos-related liability adjustment taken during the fourth fiscal quarter of 2008. Also, the prior-year figures reflect the combination of a one-time gain of $2.1 million relating to the settlement of prior-years’ tax liabilities and income of $9.7 million (after-tax) related to the impact of an asbestos-related cash settlement received from one of the defendant insurers during fiscal 2007, as previously discussed.
Reflected in net income for fiscal 2008 is the combination of the operating leverage related to our 3.8% organic sales growth, the impact of favorable acquisitions throughout the year and the net impact of higher selling prices offsetting certain increased raw material costs. Diluted earnings per share of common stock for fiscal 2008 declined by 76.2% to $0.39 from $1.64 for fiscal 2007.
LIQUIDITY AND CAPITAL RESOURCES
Operating Activities
Operating activities provided cash flow of $267.0 million during fiscal 2009 compared with $234.7 million of cash flow provided during fiscal 2008, an increase of approximately 13.8%.
26     RPM International Inc. and Subsidiaries

Management’s Discussion and Analysis
Net income, adjusted for non-cash expenses and income, decreased by approximately $117.3 million versus last year, but was more than offset by cash generated from decreases primarily in working capital. A lower trade accounts receivable balance at the end of fiscal 2009, resulting from additional cash collections, provided $181.6 million in cash versus last year’s $55.1 million use of cash, or approximately $236.7 million more cash year-over-year. Inventory reductions provided $75.0 million of cash this year compared with a use of cash of $28.4 million last year, or $103.4 million more cash year-over-year. With regard to accounts payable, we used $130.0 million more during fiscal 2009 compared to last year, as a result of a change in the timing of certain payments. Accrued compensation and benefits used an additional $44.8 million versus the prior year, while other accruals, including those for other short-term and long-term items, used an additional $26.1 million, due to changes in the timing of such payments.
Cash provided from operations, along with the use of available credit lines, as required, remain our primary sources of liquidity.
Investing Activities
Capital expenditures, other than for ordinary repairs and replacements, are made to accommodate our continued growth to achieve production and distribution efficiencies, to expand capacity and to enhance our administration capabilities. Capital expenditures of $55.0 million during fiscal 2009 compare with current-year depreciation of $62.4 million. Capital spending is expected to decline to a level which will trail depreciation expense at least through fiscal 2010. Due to additional capacity, which has been brought on-line over the last several years, we believe there is adequate production capacity to meet our needs based on anticipated growth rates. Any additional capital expenditures made over the next few years will likely relate primarily to new products and technology.
Our captive insurance companies invest their excess cash in marketable securities in the ordinary course of conducting their operations, and this activity will continue. Differences in the amounts related to these activities on a year-over-year basis are primarily attributable to differences in the timing and performance of their investments balanced against amounts required to satisfy claims. At May 31, 2009, the fair value of our investments in marketable securities totaled $83.3 million, of which investments with a fair value of $43.6 million were in an unrealized loss position. At May 31, 2008, the fair value of our investments in marketable securities totaled $110.4 million, of which investments with a fair value of $25.8 million were in an unrealized loss position. Total pre-tax unrealized losses recorded in accumulated other comprehensive income at May 31, 2009 and May 31, 2008 were $3.8 million and $1.7 million, respectively.
We regularly review our marketable securities in unrealized loss positions in order to determine whether or not we have the ability and intent to hold these investments. That determination is based upon the severity and duration of the decline, in addition to our evaluation of the cash flow requirements of our businesses. Unrealized losses at May 31, 2009 were generally caused by the recent decline in valuations in the financial sector and the volatility in the global economy, specifically over the last nine months. If general economic conditions were to continue to deteriorate, including continued uncertainties surrounding the volatility in financial markets and the viability of banks and other financial institutions, and if we were to experience continuing or significant additional unrealized losses within our portfolio of investments in marketable securities, we may recognize additional other-than-temporary impairment losses in future periods. Such potential losses could have a material impact on our results of operations. As such, we continue to closely evaluate the status of our investments and our ability and intent to hold these investments until their cost can be recovered.
Financing Activities
On April 7, 2009, we replaced our existing $125.0 million accounts receivable securitization program, under which we had no outstanding balance at February 28, 2009, and which was set to expire on May 7, 2009, with a new, three-year, $150.0 million accounts receivable securitization program (the “AR program”). The AR program, which was established with two banks for certain of our subsidiaries (“originating subsidiaries”), contemplates that the originating subsidiaries will sell certain of their accounts receivable to RPM Funding Corporation, a wholly-owned special purpose entity (“SPE”), which will then transfer undivided interests in such receivables to the participating banks. Once transferred to the SPE, such receivables are owned in their entirety by the SPE and are not available to satisfy claims of our creditors or creditors of the originating subsidiaries until the obligations owing to the participating banks have been paid in full. The transactions contemplated by the new program do not constitute a form of off-balance sheet financing and will be fully reflected in our financial statements. Entry into the new program increased our liquidity by $25.0 million, but also increased our financing costs due to higher market rates. The amounts available under the program are subject to changes in the credit ratings of our customers, customer concentration levels or certain characteristics of the underlying accounts receivable, and therefore at certain times we may not be able to fully access the $150.0 million of funding available under the AR program. At May 31, 2009, approximately $147.9 million was available under this AR program.
On February 20, 2008 we issued and sold $250.0 million of 6.50% Notes due February 15, 2018. The proceeds were used to repay our $100.0 million Senior Unsecured Notes due March 1, 2008, the outstanding principal under our $125.0 million accounts receivable securitization program and $19.0 million in short-term borrowings under our revolving credit facility. This financing strengthened our credit profile and liquidity position, as well as lengthened the average maturity of our outstanding debt obligations.
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
On May 29, 2009, we entered into an amendment to our Credit Facility agreement with our lenders. Under the amendment, we are required to comply with various customary affirmative and negative covenants. These include financial covenants requiring us to maintain certain leverage and interest coverage ratios. The definition of EBITDA has been amended to add back the sum of all (i) non-cash charges relating to the writedown or impairment of goodwill and other intangibles during the applicable period, (ii) other non-cash charges up to an aggregate of $25.0 million during such applicable period and (iii) one-time cash charges incurred during the period from June 1, 2008 through May 31, 2010, but only up to an aggregate of not more than $25.0 million during such applicable period. The interest
RPM International Inc. and Subsidiaries     27

coverage ratio is calculated at the end of each fiscal quarter for the four fiscal quarters then ended. The minimum required consolidated interest coverage ratio, EBITDA to interest expense, remains 3.50 to 1 under the amendment, but allowance of the add-backs referred to above has the effect of making this convenant less restrictive. Under the terms of the leverage covenant, we may not permit our consolidated indebtedness at any date to exceed 55% of the sum of such indebtedness and our consolidated shareholders’ equity on such date, and may not permit the indebtedness of our domestic subsidiaries (determined on a combined basis and excluding indebtedness to us and indebtedness incurred pursuant to permitted receivables securitizations) to exceed 15% of our consolidated shareholders’ equity. This amendment also added a fixed charge coverage covenant beginning with our fiscal quarter ending August 31, 2009. Under the fixed charge coverage covenant, the ratio of our consolidated EBITDA for any four-fiscal-quarter-period to the sum of our consolidated interest expense, income taxes paid in cash (other than taxes on non-recurring gains), capital expenditures, scheduled principal payments on our amortizing indebtedness (other than indebtedness scheduled to be repaid at maturity) and dividends paid in cash (or, for testing periods ending on or before May 31, 2010, 70% of dividends paid in cash), in each case for such four-fiscal-quarter period, may not be less than 1.00 to 1. This amendment also includes a temporary, one-year restriction on certain mergers, asset dispositions and acquisitions, and contains customary representations and warranties.
We are subject to the same leverage, interest coverage and fixed charge coverage covenants under the AR program as those contained in our Credit Facility. On May 29, 2009, we also entered into an amendment to our AR program. Included in the amendment were the same amendments to the definition of EBITDA, an identical reduction in the maximum consolidated leverage ratio and the same fixed charge coverage covenants as were included in our Credit Facility amendment, as outlined above.
Our failure to comply with these and other covenants contained in the Credit Facility may result in an event of default under that agreement, entitling the lenders to, among other things, declare the entire amount outstanding under the Credit Facility to be due and payable. The instruments governing our other outstanding indebtedness generally include cross-default provisions that provide that under certain circumstances, an event of default that results in acceleration of our indebtedness under the Credit Facility will entitle the holders of such other indebtedness to declare amounts outstanding immediately due and payable.
As of May 31, 2009, we were in compliance with all covenants contained in our Credit Facility, including the leverage and interest coverage ratio covenants. At that date, our leverage ratio was 44.9% and our interest coverage ratio was 5.66:1. Additionally, in accordance with these covenants, at May 31, 2009, our domestic subsidiaries indebtedness did not exceed 15% of consolidated shareholders’ equity as of that date.
Our access to funds under our Credit Facility is dependent on the ability of the financial institutions that are parties to the facility to meet their funding commitments. Those financial institutions may not be able to meet their funding commitments if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests within a short period of time. Moreover, the obligations of the financial institutions under our Credit Facility are several and not joint and, as a result, a funding default by one or more institutions does not need to be made up by the others.
We are exposed to market risk associated with interest rates. We do not use financial derivative instruments for trading purposes, nor do we engage in foreign currency, commodity or interest rate speculation. Concurrent with the issuance of our 6.7% Senior Unsecured Notes, RPM United Kingdom G.P. entered into a cross currency swap, which fixed the interest and principal payments in euros for the life of the 6.7% Senior Unsecured Notes and resulted in an effective euro fixed rate borrowing of 5.31%. In addition to hedging the risk associated with our 6.7% Senior Unsecured Notes, our only other hedged risks are associated with certain fixed debt, whereby we have a $163.7 million notional amount interest rate swap contract designated as a fair value hedge to pay floating rates of interest, based on six-month LIBOR that matures in our fiscal year ending May 31, 2010. Because critical terms of the debt and interest rate swap match, the hedge is considered perfectly effective against changes in fair value of debt, and therefore, there is no need to periodically reassess the effectiveness during the term of the hedge.
Our available liquidity, including our cash and cash equivalents and amounts available under our committed credit facilities, stood at $620.7 million at May 31, 2009. Our debt-to-capital ratio was 44.9% at May 31, 2009, compared with 48.6% at May 31, 2008.
During fiscal 2009, we called for redemption all of our outstanding Senior Convertible Notes due May 13, 2033. Prior to the redemption, virtually all of the holders converted their Senior Convertible Notes into shares of our common stock. For additional information, refer to Note B, “Borrowings,” to the Consolidated Financial Statements.
The following table summarizes our financial obligations and their expected maturities at May 31, 2009 and the effect such obligations are expected to have on our liquidity and cash flow in the periods indicated.
Contractual Obligations

	Total Contractual	Payments Due In
(In thousands)	Payment Stream	2010	2011-12	2013-14	After 2014

Long-term debt obligations	$930,842	$168,547	$160,888	$201,508	$399,899
Capital lease obligations	3,186	559	990	879	758
Operating lease obligations	166,862	38,738	49,773	25,984	52,367
Other long-term liabilities(1):
Interest payments on long-term debt obligations	258,665	39,502	76,287	63,787	79,089
Contributions to pension and postretirement plans(2)	340,400	20,500	61,400	81,500	177,000

Total	$1,699,955	$267,846	$349,338	$373,658	$709,113

(1)	Excluded from other long-term liabilities is our liability for unrecognized tax benefits, which totaled $4.7 million at May 31, 2009. Currently, we cannot predict with reasonable reliability the timing of cash settlements to the respective taxing authorities.

(2)	These amounts represent our estimated cash contributions to be made in the periods indicated for our pension and postretirement plans, assuming no actuarial gains or losses, assumption changes or plan changes occur in any period. The projection results assume $10.8 million will be contributed to the U.S. plans in fiscal 2009; all other plans and years assume the required minimum contribution will be contributed.
28     RPM International Inc. and Subsidiaries

Management’s Discussion and Analysis
The condition of the U.S. dollar fluctuated throughout the year, and was moderately stronger against other major currencies where we conduct operations at the fiscal year end versus the previous year end, causing an unfavorable change in the accumulated other comprehensive income (loss) (refer to Note A) component of stockholders’ equity of $99.5 million this year versus a favorable change of $55.9 million last year. The change in fiscal 2009 was in addition to net changes of $(16.6) million, $(4.6) million and $(12.1) million related to adjustments required for minimum pension and other postretirement liabilities, unrealized gains on derivatives and unrealized gains on securities, respectively.
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
Interest Rate Risk
Our primary interest rate risk exposure results from our floating rate debt, including various revolving and other lines of credit (refer to Note B, “Borrowings”). At May 31, 2009, approximately 35.7% of our debt was subject to floating interest rates.
If interest rates were to increase 100 bps from May 31, 2008 and, assuming no changes in debt from the May 31, 2009 levels, the additional annual interest expense would amount to approximately $3.3 million on a pre-tax basis. A similar increase in interest rates in fiscal 2008 would have resulted in approximately $3.3 million in additional interest expense.
Our hedged risks are associated with certain fixed-rate debt whereby we have a $163.7 million notional amount interest rate swap contract designated as a fair value hedge to pay floating rates of interest based on six-month LIBOR that matures in fiscal 2010. Because critical terms of the debt and interest rate swap match, the hedge is considered perfectly effective against changes in the fair value of debt, and therefore, there is no need to periodically reassess the effectiveness during the term of the hedge.
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
If the U.S. dollar continues to weaken, our foreign results of operations will be positively impacted, but the effect is not expected to be material. A 10% change in foreign currency exchange rates would not have resulted in a material impact to net income for the years ended May 31, 2009 and 2008. We do not currently hedge against the risk of exchange rate fluctuations.
FORWARD-LOOKING STATEMENTS
The foregoing discussion contains “forward-looking statements” relating to our business. These forward-looking statements, or other statements made by us, are made based on our expectations and beliefs concerning future events impacting us, and are subject to uncertainties and factors (including those specified below), which are difficult to predict and, in many instances, are beyond our control. As a result, our actual results could differ materially from those expressed in or implied by any such forward-looking statements. These uncertainties and factors include (a) global markets and general economic conditions; (b) the price, supply and capacity of raw materials, including assorted pigments, resins, solvents and other natural gas- and oil-based materials; packaging, including plastic containers; and transportation services, including fuel surcharges; (c) continued growth in demand for our products; (d) legal, environmental and litigation risks inherent in our construction and chemicals businesses and risks related to the adequacy of our insurance coverage for such matters; (e) the effect of changes in interest rates; (f) the effect of fluctuations in currency exchange rates upon our foreign operations; (g) the effect of non-currency risks of investing in and conducting operations in foreign countries, including those relating to domestic and international political, social, economic and regulatory factors; (h) risks and uncertainties associated with our ongoing acquisition and divestiture activities; (i) risks related to the adequacy of our contingent liabilities, including for asbestos-related claims and warranty obligations; and (j) other risks detailed in our filings with the Securities and Exchange Commission, including the risk factors set forth in our Annual Report on Form 10-K for the year ended May 31, 2009, as the same may be updated from time to time. We do not undertake any obligation to publicly update or revise any forward-looking statements to reflect future events, information or circumstances that arise after the date of the filing of the report containing such statements.
RPM International Inc. and Subsidiaries     29

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
(In thousands, except per share amounts)

May 31	2009	2008

Assets
Current Assets
Cash and cash equivalents	$253,387	$231,251
Trade accounts receivable (less allowances of $22,934 in 2009 and $24,554 in 2008)	638,659	817,241
Inventories	406,175	476,149
Deferred income taxes	44,540	37,644
Prepaid expenses and other current assets	210,155	221,690

Total current assets	1,552,916	1,783,975

Property, Plant and Equipment, at Cost
Land	33,836	33,299
Buildings and leasehold improvements	305,927	302,375
Machinery and equipment	716,792	719,045

	1,056,555	1,054,719
Less allowance for depreciation and amortization	586,452	556,998

Property, plant and equipment, net	470,103	497,721

Other Assets
Goodwill	856,166	908,358
Other intangible assets, net of amortization	358,097	384,370
Deferred income taxes, non-current	92,500	88,754
Other	80,139	100,389

Total other assets	1,386,902	1,481,871

Total Assets	$3,409,921	$3,763,567

Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable	$294,814	$411,448
Current portion of long-term debt	168,547	6,934
Accrued compensation and benefits	124,138	151,493
Accrued loss reserves	77,393	71,981
Asbestos-related liabilities	65,000	65,000
Other accrued liabilities	119,270	139,505

Total current liabilities	849,162	846,361

Long-Term Liabilities
Long-term debt, less current maturities	762,295	1,066,687
Asbestos-related liabilities	425,328	494,745
Other long-term liabilities	205,650	192,412
Deferred income taxes	23,815	26,806

Total long-term liabilities	1,417,088	1,780,650

Total liabilities	2,266,250	2,627,011

Stockholders’ Equity
Preferred stock, par value $0.01; authorized 50,000 shares; none issued
Common stock, par value $0.01; authorized 300,000 shares; issued and outstanding 128,501 as of May 2009; issued and outstanding 122,189 as of May 2008;	1,285	1,222
Paid-in capital	780,967	612,441
Treasury stock, at cost	(50,453)	(6,057)
Accumulated other comprehensive income (loss)	(31,557)	101,162
Retained earnings	443,429	427,788

Total stockholders’ equity	1,143,671	1,136,556

Total Liabilities and Stockholders’ Equity	$3,409,921	$3,763,567

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.
30	RPM International Inc. and Subsidiaries

Consolidated Financial Statements
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts)

Year Ended May 31	2009	2008	2007

Net Sales	$3,368,167	$3,643,791	$3,338,764
Cost of Sales	2,015,078	2,145,254	1,978,312

Gross Profit	1,353,089	1,498,537	1,360,452
Selling, General and Administrative Expenses	1,096,505	1,124,419	1,020,884
Asbestos Charges (Settlement Income)		288,100	(15,000)
Goodwill and Other Intangible Asset Impairments	15,462
Interest Expense	54,460	60,476	58,237
Investment Expense (Income), Net	5,794	(13,512)	(11,204)

Income Before Income Taxes	180,868	39,054	307,535
Provision (Benefit) for Income Taxes	61,252	(8,655)	99,246

Net Income	$119,616	$47,709	$208,289

Average Number of Shares of Common Stock Outstanding
Basic	126,373	120,151	118,179
Diluted	128,255	130,539	128,711
Earnings per Share of Common Stock
Basic	$0.95	$0.40	$1.76
Diluted	$0.93	$0.39	$1.64
Cash Dividends Declared per Share of Common Stock	$0.790	$0.745	$0.685

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.
RPM International Inc. and Subsidiaries     31

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

Year Ended May 31	2009	2008		2007

Cash Flows From Operating Activities:
Net income	$119,616		$47,709		$208,289
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	62,379		62,238		59,256
Amortization	22,765		23,128		22,351
Goodwill and other intangible asset impairments	15,462
Other-than-temporary impairments on marketable securities	15,062		1,409
Provision for asbestos-related liabilities			288,100
Deferred income taxes	1,136		(73,888)		32,740
Other	6,692		11,751		9,595
Changes in assets and liabilities, net of effect from purchases and sales of businesses:
(Increase) decrease in receivables	181,617		(55,056)		(75,185)
(Increase) decrease in inventory	75,014		(28,361)		(23,864)
(Increase) decrease in prepaid expenses and other current and long-term assets	18,024		(5,858)		(17,777)
Increase (decrease) in accounts payable	(119,327)		10,654		37,656
Increase (decrease) in accrued compensation and benefits	(29,039)		15,810		(4,335)
Increase (decrease) in accrued loss reserves	5,167		(5,382)		6,501
Increase (decrease) in other accrued liabilities	(11,695)		14,426		54,879
Payments made for asbestos-related claims	(69,417)		(82,623)		(67,017)
Other	(26,461)		10,657		(40,784)

Cash From Operating Activities	266,995		234,714		202,305

Cash Flows From Investing Activities:
Capital expenditures	(54,986)		(71,840)		(70,393)
Acquisition of businesses, net of cash acquired	(16,669)		(123,130)		(124,154)
Purchase of marketable securities	(75,410)		(110,225)		(96,695)
Proceeds from sales of marketable securities	65,862		92,383		78,530
Proceeds from sale of assets and businesses	852		46,544		1,516
Other	(1,196)		(2,946)		2,945

Cash (Used For) Investing Activities	(81,547)		(169,214)		(208,251)

Cash Flows From Financing Activities:
Additions to long-term and short-term debt	56,816		251,765		153,516
Reductions of long-term and short-term debt	(51,412)		(181,074)		(53,560)
Cash dividends	(101,836)		(90,638)		(82,106)
Repurchase of stock	(45,360)		(6,057)
Tax benefit from exercise of stock options	131		3,792		1,549
Exercise of stock options	3,057		10,689		25,833

Cash From (Used For) Financing Activities	(138,604)		(11,523)		45,232

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(24,708)		18,258		11,114

Net Change in Cash and Cash Equivalents	22,136		72,235		50,400
Cash and Cash Equivalents at Beginning of Year	231,251		159,016		108,616

Cash and Cash Equivalents at End of Year	$253,387		$231,251		$159,016

Supplemental Disclosures of Cash Flows Information:
Cash paid during the year for:
Interest	$51,316		$58,650		$57,929
Income taxes	$62,930		$59,978		$51,971
Supplemental Schedule of Non-Cash Investing and Financing Activities:
Stock-based compensation activity	$8,008		$13,396		$10,509
Debt from business combinations	$20		$4,314		$7,828
Issuance of stock for convertible-bond redemption	$150,612	$		$

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.
32     RPM International Inc. and Subsidiaries

Consolidated Financial Statements
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(In thousands)

					Accumulated
	Common Stock				Other
	Number	Par/			Comprehensive
	of	Stated	Paid-In	Treasury	Income	Retained
	Shares	Value	Capital	Stock	(Loss)	Earnings	Total

Balance at June 1, 2006	118,743	$1,187	$545,422	$—	$29,839	$349,493	$925,941

Comprehensive income
Net income						208,289	208,289
Translation gain and other					37,580		37,580

Comprehensive income							245,869
Impact of adoption of SFAS No. 158, net of taxes of $22,468					(42,279)		(42,279)
Dividends paid						(82,106)	(82,106)
Stock option exercises, net	1,798	18	25,815				25,833
Stock based compensation expense			5,862				5,862
Restricted stock awards, net	365	4	7,746				7,750

Balance at May 31, 2007	120,906	1,209	584,845	—	25,140	475,676	1,086,870

Impact of adoption of measurement date provisions of SFAS No. 158:
Net periodic benefit cost for the period March 1, 2007 - May 31, 2007, net of taxes of $1,722						(3,270)	(3,270)
Change in fair value and benefit obligation from March 1, 2007 - May 31, 2007, net of taxes of $6,203					11,658		11,658
Impact of adoption of FIN No. 48						(1,689)	(1,689)

Beginning Balance, as adjusted	120,906	1,209	584,845	—	36,798	470,717	1,093,569
Comprehensive income
Net income						47,709	47,709
Translation gain and other					64,364		64,364

Comprehensive income							112,073
Dividends paid						(90,638)	(90,638)
Stock option exercises, net	750	8	10,665				10,673
Stock based compensation expense			5,239				5,239
Restricted stock awards, net	533	5	11,692	(6,057)			5,640

Balance at May 31, 2008	122,189	1,222	612,441	(6,057)	101,162	427,788	1,136,556

Impact of adoption of EITF 06-4						(2,139)	(2,139)

Beginning Balance, as adjusted	122,189	1,222	612,441	(6,057)	101,162	425,649	1,134,417
Comprehensive income
Net income						119,616	119,616
Translation gain and other					(132,719)		(132,719)

Comprehensive income (loss)							(13,103)
Dividends paid						(101,836)	(101,836)
Issuance of stock for convertible bond redemption, including deferred tax benefit of $7,174	8,030	80	157,706				157,786
Shares repurchased	(2,355)	(24)		(43,345)			(43,369)
Stock option exercises, net	254	2	3,041	(82)			2,961
Stock based compensation expense			2,743				2,743
Restricted stock awards, net	383	5	5,036	(969)			4,072

Balance at May 31, 2009	128,501	$1,285	$780,967	$(50,453)	$(31,557)	$443,429	$1,143,671

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.
RPM International Inc. and Subsidiaries     33

Notes to Consolidated Financial Statements
May 31, 2009, 2008, 2007
NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
1) Consolidation and Basis of Presentation
Our financial statements consolidate all of our affiliates. We account for our investments in less-than-majority-owned joint ventures under the equity method. Effects of transactions between related companies are eliminated in consolidation.
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
During the fiscal year ended May 31, 2009, we completed four acquisitions, all of which report through our industrial reportable segment. The acquired product lines and assets included the following: a distributor of flooring and joint sealants based in Switzerland; a contractor for insulation and air leakage control based in Canada; an industrial and commercial flooring products company based in South Africa; and various tangible and intangible assets related to construction-type metering equipment. During the fiscal year ended May 31, 2008, we completed nine acquisitions, the majority of which report through our industrial reportable segment. The acquired product lines and assets included a specialty coatings provider for industrial and marine applications in Scandinavia, a manufacturer of concrete admixture products in Chile, a decorative concrete system manufacturer based in the southern U.S., a sealant supplier for window assembly markets in southern and eastern Europe, and a manufacturer of high-performance flooring systems in England. The purchase price for each acquisition has been allocated to the preliminary, estimated fair values of the assets acquired and liabilities assumed as of the date of acquisition. These acquisitions have been aggregated by year of purchase in the following table:

	Fiscal 2009 Acquisitions		Fiscal 2008 Acquisitions
	Weighted-Average		Weighted-Average
	Intangible Asset		Intangible Asset
	Amortization Life		Amortization Life
(In thousands)	(In Years)	Total	(In Years)	Total

Current assets		$6,806		$70,921
Property, plant and equipment		870		13,637
Goodwill	N/A	8,687	N/A	61,917
Tradenames — indefinite lives	N/A	1,083	N/A	13,061
Other intangible assets	8	3,183	9	34,826
Other long-term assets		296		10,088

Total Assets Acquired		$20,925		$204,450
Liabilities assumed		(4,659)		(68,985)

Net Assets Acquired		$16,266		$135,465

During fiscal 2008, we completed the sale of our Bondo subsidiary, formerly one of our consumer segment product lines, to an outside third party. Sale proceeds of $45.0 million generated a one-time, pre-tax net gain of $1.1 million, which was included in SG&A expense for fiscal 2008. The reported amount of the gain is net of approximately $4.2 million of transaction-related costs, including $1.5 million for involuntary employee terminations and related costs, approximately $1.6 million in adjustments for product returns and product liability accruals, and approximately $1.0 million for closing costs and other fees.
Our Consolidated Financial Statements reflect the results of operations of acquired businesses as of their respective dates of acquisition. Pro-forma results of operations for the years ended May 31, 2009 and May 31, 2008 were not materially different from reported results and, consequently, are not presented.
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
34     RPM International Inc. and Subsidiaries

Notes to Consolidated Financial Statements
5) Accumulated Other Comprehensive Income (Loss)
Accumulated other comprehensive income (loss) consists of the following components:

		Pension
		and Other	Unrealized	Unrealized
	Foreign	Postretirement	Gain (Loss)	Gain (Loss)
	Currency	Benefit Liability	on	on
	Translation	Adjustments,	Derivatives,	Securities,
(In thousands)	Adjustments	Net of Tax	Net of Tax	Net of Tax	Total

Balance at June 1, 2006	$45,045	$(16,192)	$(1,999)	$2,985	$29,839
Reclassification adjustments for (gains) losses included in net income				(2,774)	(2,774)
Other comprehensive income	25,954	1,974	7,850	12,180	47,958
Deferred taxes		(1,317)	(2,540)	(3,747)	(7,604)
Impact of adopting SFAS No. 158, net of taxes of $22,468		(42,279)			(42,279)

Balance at May 31, 2007	70,999	(57,814)	3,311	8,644	25,140
Impact of adoption of SFAS No. 158 for change in fair value and benefit obligation from March 1, 2007 – May 31, 2007, net of taxes of $6,203		11,658			11,658

Balance at May 31, 2007, as adjusted	70,999	(46,156)	3,311	8,644	36,798
Reclassification adjustments for (gains) losses included in net income				(882)	(882)
Other comprehensive income (loss)	55,857	(1,433)	7,195	7,842	69,461
Deferred taxes		946	(2,404)	(2,757)	(4,215)

Balance at May 31, 2008	126,856	(46,643)	8,102	12,847	101,162
Reclassification adjustments for losses included in net income, net of tax of $3,989				9,682	9,682
Other comprehensive (loss)	(99,458)	(26,401)	(6,871)	(32,475)	(165,205)
Deferred taxes		9,842	2,283	10,679	22,804

Balance at May 31, 2009	$27,398	$(63,202)	$3,514	$733	$(31,557)

6) Cash and Cash Equivalents
For purposes of the statement of cash flows, we consider all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. We do not believe we are exposed to any significant credit risk on cash and cash equivalents. The carrying amounts of cash and cash equivalents approximate fair value.
7) Marketable Securities
The following tables summarize marketable securities held at May 31, 2009 and 2008 by asset type:

	Available-For-Sale Securities
				Estimated
		Gross	Gross	Fair Value
	Amortized	Unrealized	Unrealized	(Net Carrying
(In thousands)	Cost	Gains	Losses	Amount)

May 31, 2009
Equity securities:
Stocks	$36,475	$1,949	$(2,686)	$35,738
Mutual funds	21,321	804	(963)	21,162

Total equity securities	57,796	2,753	(3,649)	56,900
Fixed maturity:
U.S. treasury and other government	9,164	258	(7)	9,415
Corporate	16,075	1,028	(117)	16,986

Total fixed maturity securities	25,239	1,286	(124)	26,401

Total	$83,035	$4,039	$(3,773)	$83,301

RPM International Inc. and Subsidiaries     35

	Available-For-Sale Securities
				Estimated
		Gross	Gross	Fair Value
	Amortized	Unrealized	Unrealized	(Net Carrying
(In thousands)	Cost	Gains	Losses	Amount)

May 31, 2008
Equity securities:
Stocks	$40,274	$18,500	$(1,034)	$57,740
Mutual funds	18,401	2,020	(418)	20,003

Total equity securities	58,675	20,520	(1,452)	77,743
Fixed maturity:
U.S. treasury and other government	19,934	394	(95)	20,233
Corporate	12,480	144	(200)	12,424

Total fixed maturity securities	32,414	538	(295)	32,657

Total	$91,089	$21,058	$(1,747)	$110,400

Marketable securities, included in other current and long-term assets, are composed of available-for-sale securities and are reported at fair value. Realized gains and losses on sales of investments are recognized in net income on the specific identification basis. Changes in the fair values of securities that are considered temporary are recorded as unrealized gains and losses, net of applicable taxes, in accumulated other comprehensive income (loss) within stockholders’ equity. Other-than-temporary declines in market value from original cost are reflected in operating income in the period in which the unrealized losses are deemed other than temporary. In order to determine whether an other-than-temporary decline in market value has occurred, the duration of the decline in value and our ability to hold the investment are considered in conjunction with an evaluation of the strength of the underlying collateral and the extent to which the investment’s amortized cost or cost, as appropriate, exceeds its related market value.
Gross gains and losses realized on sales of investments were $4.7 million and $3.1 million, respectively, for the year ended May 31, 2009. Gross gains and losses realized on sales of investments were $5.7 million and $2.5 million, respectively, for the year ended May 31, 2008. During the fiscal years ended May 31, 2009 and 2008, we recognized losses of $15.1 million and $1.4 million, respectively, for securities deemed to have other-than-temporary impairments.
Summarized below are the securities we held at May 31, 2009 and 2008 that were in an unrealized loss position included in accumulated other comprehensive income, aggregated by the length of time the investments had been in that position:

	May 31, 2009		May 31, 2008
		Gross		Gross
	Fair	Unrealized	Fair	Unrealized
(In thousands)	Value	Losses	Value	Losses

Total investments with unrealized losses	$43,624	$(3,773)	$25,785	$(1,747)
Unrealized losses with a loss position for less than 12 months	43,013	(3,721)	24,730	(1,635)
Unrealized losses with a loss position for more than 12 months	611	(52)	1,055	(112)

Included in the figures above is our investment in Kemrock Industries, which has a fair value of $9.2 million and an unrealized loss of $2.0 million at May 31, 2009. At May 31, 2008, our investment in Kemrock Industries had a fair value of $20.9 million, and was in an unrealized gain position. We have reviewed all of the securities included in the table above and have concluded that we have the ability and intent to hold these investments until their cost can be recovered, based upon the severity and duration of the decline. Therefore, we did not recognize any further other-than-temporary impairment losses on these investments. Unrealized losses at May 31, 2009 were generally caused by the recent decline in valuations in the financial markets and the volatility in the global economy, specifically over the last six to nine months. If general economic conditions were to continue to deteriorate, including continued uncertainties surrounding the volatility in financial markets and the viability of banks and other financial institutions, and if we were to experience continuing or significant additional unrealized losses within our portfolio of investments in marketable securities, we may recognize additional other-than-temporary impairment losses. Such potential losses could have a material impact on our results of operations in any given reporting period. As such, we continue to closely evaluate the status of our investments and our ability and intent to hold these investments.
The net carrying value of debt securities at May 31, 2009, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

(In thousands)	Amortized Cost	Fair Value

Due:
Less than one year	$1,595	$1,645
One year through five years	13,122	13,699
Six years through ten years	4,045	4,230
After ten years	6,477	6,827

	$25,239	$26,401

36  RPM International Inc. and Subsidiaries

Notes to Consolidated Financial Statements
8) Financial Instruments
Financial instruments recorded on the balance sheet include cash and cash equivalents, accounts receivable, notes and accounts payable, and debt. The carrying amount of cash and cash equivalents, accounts receivable, and notes and accounts payable approximates fair value because of their short-term maturity.
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
The carrying amount of our debt instruments approximates fair value based on quoted market prices, variable interest rates or borrowing rates for similar types of debt arrangements, with the exception of our contingently-convertible notes due 2033. We called these notes for redemption during fiscal 2009. Please refer to Note B, “Borrowings,” for further information.
Effective June 1, 2008, we adopted Statement of Financial Accounting Standard No. 157 (“SFAS No. 157”), “Fair Value Measurements.” SFAS No. 157 clarifies the definition of fair value, establishes a framework for measuring fair value based on the inputs used to measure fair value and expands the disclosures of fair value measurements. In accordance with Financial Accounting Standards Board Staff Position No. FAS 157-2, “Effective Date of FASB Statement No. 157,” we will defer the adoption of SFAS No. 157 for our nonfinancial assets and nonfinancial liabilities until June 1, 2009, which is not expected to have a material impact on our financial statements. Our adoption of the portion of SFAS No. 157 relating to our financial assets and liabilities did not have a material impact on our financial statements.
SFAS No. 157 valuation techniques are based on observable and unobservable inputs. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect management’s market assumptions. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value, as follows:
Level 1 Inputs — Quoted prices for identical instruments in active markets.
Level 2 Inputs — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.
Level 3 Inputs — Instruments with primarily unobservable value drivers.
The following table presents our assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

	Quoted Prices in	Significant Other	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Fair Value at
(In thousands)	(Level 1)	(Level 2)	(Level 3)	May 31, 2009

Marketable equity securities	$56,900	$	$	$56,900
Marketable debt securities		26,401		26,401
Interest rate swap		2,300		2,300
Cross-currency swap/interest rate swap		(21,733)		(21,733)

Total	$56,900	$6,968	$	$63,868

Our marketable securities are composed of mainly available-for-sale securities, and are valued using a market approach based on quoted market prices for identical instruments. The availability of inputs observable in the market varies from instrument to instrument and depends on a variety of factors including the type of instrument, whether the instrument is actively traded, and other characteristics particular to the transaction. For most of our financial instruments, pricing inputs are readily observable in the market, the valuation methodology used is widely accepted by market participants, and the valuation does not require significant management discretion. For other financial instruments, pricing inputs are less observable in the market and may require management judgment.
Our interest rate swap was a fixed-to-floating interest rate exchange of debt, with a fair value of zero at inception. The variable leg of this swap is based upon the benchmark interest rate designated as the interest rate risk being hedged, which is USD-LIBOR-BBA. As this rate is observable, but is not a quoted price, we consider our interest rate swap to be a Level 2 asset under the fair value hierarchy.
Our cross-currency swap was designed to fix our interest and principal payments in euros for the life of the debt, which resulted in an effective euro fixed-rate borrowing of 5.31%. The basis for determining the rates for this swap included three legs at the inception of the agreement: the USD fixed rate to a USD floating rate; the euro floating to euro fixed rate; and the dollar to euro basis fixed rate at inception. Therefore, RPM essentially exchanged fixed payments denominated in USD for fixed payments denominated in fixed euros, paying fixed euros at 5.31% and receiving fixed USD at 6.70%. The ultimate payments are based on the notional principal amounts of 150 million USD and approximately 125 million euros. There will be
RPM International Inc. and Subsidiaries  37

an exchange of the notional amounts at maturity. The rates included in this swap are based upon observable market data, but are not quoted market prices, and therefore, the cross-currency swap is considered a level 2 liability on the fair value hierarchy.
9) Inventories
Inventories are stated at the lower of cost or market, cost being determined on a FIFO basis and market being determined on the basis of replacement cost or net realizable value. Inventory costs include raw materials, labor and manufacturing overhead. Inventories were composed of the following major classes:

May 31	2009	2008

(In thousands)
Raw materials and supplies	$133,708	$151,400
Finished goods	272,467	324,749

Total Inventories	$406,175	$476,149

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
We perform the required annual impairment assessments as of the first day of our fourth fiscal quarter, using a fair-value approach at the reporting unit level. Our reporting units have been identified at the component level, or one level below our operating segments. The annual goodwill impairment assessment involves estimating the fair value of each reporting unit and comparing it with its carrying amount. If the carrying amount of the reporting unit exceeds its fair value, additional steps are followed to determine and recognize, if appropriate, an impairment loss. Calculating the fair value of the reporting units requires our significant use of estimates and assumptions. We estimate the fair values of our reporting units by applying a combination of third-party market-value indicators, when observable market data was available, and discounted future cash flows to each of our reporting unit’s projected EBITDA. In applying this methodology, we rely on a number of factors, including actual and forecasted operating results and market data.
For the fiscal year ended May 31, 2009, our fair value determinations indicated a potential goodwill impairment for one of our reporting units. Therefore, a fair value estimate of each tangible and intangible asset was established. This process required our estimation of the discounted cash flows expected to be generated by each asset in addition to independent asset appraisals, as deemed appropriate. Our cash flow estimates were based on our historical experience and our internal business plans, and appropriate discount rates were applied. This testing resulted in an impairment charge related to a reduction of the carrying value of goodwill in the amount of $14.9 million at this reporting unit for the fiscal year ended May 31, 2009. The goodwill impairment resulted primarily from soft domestic commercial construction sales coupled with continued low cash flow projections for this reporting unit.
Additionally, we test all indefinite-lived intangible assets for impairment annually. The results of our annual impairment test for the fiscal year ended May 31, 2009 resulted in a reduction in the carrying value of certain indefinite-lived tradenames of $0.5 million. The impairment resulted from continued slow sales associated with the ongoing declines in residential housing construction.
Should the future earnings and cash flows at our reporting units decline and/or discount rates increase, future impairment charges to goodwill and other intangible assets may be required.
The results of our annual impairment tests for the fiscal years ended May 31, 2008 and 2007 did not result in any adjustment to the carrying value of goodwill or indefinite-lived intangible asset impairments.
The changes in the carrying amount of goodwill, by reportable segment, for the years ended May 31, 2009 and 2008, are as follows:

	Industrial	Consumer
(In thousands)	Segment	Segment	Total

Balance as of June 1, 2007	$423,172	$407,005	$830,177
Acquisitions, net of divestitures	60,953	(7,378)	53,575
Purchase accounting adjustments(1)	(621)	547	(74)
Translation adjustments	21,054	3,626	24,680

Balance as of May 31, 2008	504,558	403,800	908,358
Acquisitions	8,687		8,687
Purchase accounting adjustments(1)	816		816
Goodwill impairment charged to operations	(14,942)		(14,942)
Translation adjustments	(34,131)	(12,622)	(46,753)

Balance as of May 31, 2009	$464,988	$391,178	$856,166

(1)	Relates primarily to other accruals and finalization of certain property, plant and equipment and intangibles valuations.
38  RPM International Inc. and Subsidiaries

Notes to Consolidated Financial Statements
Other intangible assets consist of the following major classes:

		Gross		Impairment	Net Other
	Amortization	Carrying	Accumulated	Charged to	Intangible
(In thousands)	Period (in Years)	Amount	Amortization	Operations	Assets

As of May 31, 2009
Amortized intangible assets
Formulae	4 to 33	$206,466	$104,882	$	$101,584
Customer-related intangibles	5 to 33	117,932	43,266		74,666
Trademarks/names	3 to 40	27,235	8,766		18,469
Other	1 to 40	38,974	23,007		15,967

Total Amortized Intangibles		390,607	179,921		210,686
Indefinite-lived intangible assets
Tradenames		147,931		520	147,411

Total Other Intangible Assets		$538,538	$179,921	$520	$358,097

As of May 31, 2008
Amortized intangible assets
Formulae	4 to 33	$203,084	$94,980		$108,104
Customer-related intangibles	5 to 33	115,250	36,436		78,814
Trademarks/names	5 to 40	25,493	7,198		18,295
Other	1 to 40	55,454	21,324		34,130

Total Amortized Intangibles		399,281	159,938		239,343
Indefinite-lived intangible assets
Tradenames		145,027			145,027

Total Other Intangible Assets		$544,308	$159,938		$384,370

The aggregate intangible asset amortization expense for the fiscal years ended May 31, 2009, 2008 and 2007 was $22.5 million, $20.6 million and $20.1 million, respectively. For the next five fiscal years, we estimate annual intangible asset amortization expense related to our existing intangible assets to approximate the following: 2010 — $20 million, 2011 — $19 million, 2012 — $19 million, 2013 — $18 million and 2014 — $17 million.
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
We also record revenues generated under long-term construction contracts, mainly in connection with the installation of specialized roofing and flooring systems, and related services. Certain long-term construction contracts are accounted for under the percentage-of-completion method, and therefore we record contract revenues and related costs as our contracts progress. This method recognizes the economic results of contract performance on a timelier basis than does the completed-contract method; however, application of this method requires reasonably dependable estimates of progress toward completion, as well as other dependable estimates. When reasonably dependable estimates cannot be made, or if other factors make estimates doubtful, the completed contract method is applied. Under the completed contract method, billings and costs are accumulated on the balance sheet as the contract progresses, but no revenue is recognized until the contract is complete or substantially complete.
13) Shipping Costs
Shipping costs paid to third-party shippers for transporting products to customers are included in selling, general and administrative expenses. For the years ended May 31, 2009, 2008 and 2007, shipping costs were $108.8 million, $124.2 million and $119.1 million, respectively.
RPM International Inc. and Subsidiaries      39

14) Advertising Costs
Advertising costs are charged to operations when incurred and are included in SG&A expenses. For the years ended May 31, 2009, 2008 and 2007, advertising costs were $36.2 million, $39.9 million and $38.6 million, respectively.
15) Research and Development
Research and development costs are charged to operations when incurred and are included in selling, general and administrative expenses. The amounts charged to expense for the years ended May 31, 2009, 2008 and 2007 were $40.1 million, $40.2 million and $34.7 million, respectively.
16) Cost Reduction Initiatives
During fiscal 2009, we undertook various actions to lower the fixed cost base of certain of our businesses in response to the current economic environment. As a result of these cost reduction measures, which have included personnel reductions, we have incurred employee separation costs of $20.3 million in pre-tax charges. We do not anticipate any further expenses in relation to these particular cost reduction initiatives. Of the $20.3 million incurred, $14.6 million was related to our industrial reportable segment (“industrial segment”) and $5.5 million was related to our consumer reportable segment (“consumer segment”) with the remainder recognized at the nonoperating level. These costs, all of which are cash costs, are reflected within SG&A expenses on our Consolidated Statements of Income. At May 31, 2009, the balance included in other accrued liabilities in our Consolidated Balance Sheets for these initiatives totaled approximately $5.2 million.
17) Stock-Based Compensation
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
18) Investment Expense (Income), Net
Net investment expense (income), consists of the following components:

Year Ended May 31	2009	2008	2007

(In thousands)
Interest (income)	$(5,935)	$(9,411)	$(5,203)
(Gain)/loss on sale of marketable securities	(1,577)	(3,169)	(4,189)
Other-than-temporary impairment on securities	15,062	1,409
Dividend (income)	(1,756)	(2,341)	(1,812)

Investment expense (income), net	$5,794	$(13,512)	$(11,204)

19) Income Taxes
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
We have not provided for U.S. income and foreign withholding taxes on approximately $742.7 million of foreign subsidiaries’ undistributed earnings as of May 31, 2009, because such earnings have been retained and reinvested by the subsidiaries. Accordingly, no provision has been made for U.S. or foreign withholding taxes, which may become payable if undistributed earnings of foreign subsidiaries were paid to us as dividends. The additional income taxes and applicable withholding taxes that would result had such earnings actually been repatriated are not practically determinable.
20) Earnings Per Share of Common Stock
Our basic earnings per share calculation is based on the weighted-average number of shares of common stock outstanding. Our diluted earnings per share calculation is based on the weighted-average number of shares of common stock outstanding adjusted for the number of additional shares that would have been outstanding had all potentially dilutive common shares been issued. Potentially dilutive shares of common stock include stock options, nonvested share awards and shares issuable under our employee stock purchase plan, as well as shares of common stock that would have been issued pursuant to the assumed conversion of our convertible notes. Since the potentially dilutive shares related to the convertible notes are included in the calculation of diluted earnings per share through the date they were converted to common stock, the related interest expense, net of tax, is added back to net earnings, as this interest would not have been paid if the convertible notes had been converted to common stock. Nonvested market-based stock awards and nonvested performance-based awards are included in the average diluted shares outstanding each period if established market or performance criteria have been met at the end of the respective periods.
For the years ended May 31, 2009 and 2008, approximately 828,000 and 431,000 shares of stock, respectively, granted under stock-based compensation plans were excluded from the calculation of diluted EPS, as the effect would have been anti-dilutive.
40     RPM International Inc. and Subsidiaries

Notes to Consolidated Financial Statements
The following table sets forth the computation of basic and diluted earnings per share of common stock:

Year ended May 31	2009	2008	2007

(In thousands, except per share amounts)
Shares Outstanding
For computation of basic earnings per share of common stock
Weighted-average shares — used for basic earnings per share	126,373	120,151	118,179

For computation of diluted earnings per share of common stock
Net issuable common share equivalents	1,041	2,355	2,498
Additional shares issuable assuming conversion of convertible securities	841	8,033	8,034

Total shares for diluted earnings per share	128,255	130,539	128,711

Net Income
Net income applicable to shares of common stock for basic earnings per share	$119,616	$47,709	$208,289
Add: Income effect of contingently issuable shares	280	3,065	3,085

Net income applicable to shares of common stock for diluted earnings per share	$119,896	$50,774	$211,374

Basic Earnings Per Share of Common Stock	$0.95	$0.40	$1.76

Diluted Earnings Per Share of Common Stock	$0.93	$0.39	$1.64

21) Other Recent Accounting Pronouncements
SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R),” requires an employer to recognize a net liability or asset and an offsetting adjustment to accumulated other comprehensive income to report the funded status of defined benefit pension and other postretirement benefit plans. In accordance with the transition requirements of this pronouncement, we adopted the funded-status provisions in our Consolidated Balance Sheets as of May 31, 2007. Separately, SFAS No. 158 also requires employers to measure plan assets and obligations at their fiscal year-end balance sheet date. We early-adopted the measurement date provisions of SFAS No. 158 for defined benefit plans as of June 1, 2007, with the exception of certain newly-added plans associated with acquisitions completed during fiscal 2007, for which we had already elected to apply a May 31, 2007 measurement date. Please refer to Note G, “Pension Plans,” for further details.
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 clarifies the definition of fair value, establishes a framework for measuring fair value and expands the disclosures on fair value measurements. We adopted SFAS No. 157 as of June 1, 2008. See page 37 for the disclosures required by this statement. The adoption of this standard had no impact on our Consolidated Financial Statements.
As of June 1, 2008, we adopted SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115,” which provides companies with the option to measure, at fair value, certain financial instruments and other items that are not currently required to be measured at fair value. The election is made on an instrument-by-instrument basis and is irrevocable. The adoption of FASB Statement No. 159 had no impact on our financial statements.
We adopted Emerging Issues Task Force Issue 06-4 (EITF 06-4), “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements,” as of June 1, 2008. This Issue addresses the recognition of a liability and related compensation costs for endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods. We elected to adopt the provisions of this Issue as a change in accounting principle through a cumulative-effect adjustment to beginning retained earnings. Our adoption of these provisions did not have a material impact on our Consolidated Financial Statements.
We adopted EITF 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards,” as of June 1, 2008. This Issue addresses recognition of income tax benefits received on certain dividend payments accounted for under FASB Statement No. 123(R). The Task Force reached a consensus that the realized income tax benefits associated with those dividends should be recognized in additional paid-in capital. Our adoption of the provisions of this Issue was prospective and did not have a material impact on our Consolidated Financial Statements.
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
RPM International Inc. and Subsidiaries      41

fiscal year ended May 31, 2008, we called for redemption all of our outstanding Senior Convertible Notes due May 13, 2033. However, the transition guidance of the FSP requires retrospective application to all years presented. We are currently evaluating the impact that the adoption of this FSP may have on our financial statements upon retrospective application.
In June 2008, the FASB issued FSP EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.” The FSP requires all shares that qualify as participating securities prior to vesting to be included in the earnings allocation in computing earnings per share under the two-class method. Upon adoption, the provisions of this FSP are required to be retrospectively applied to all earnings per share data presented. The FSP is effective beginning with our first interim period for fiscal 2010. We are currently evaluating the impact this pronouncement may have on our financial statements.
NOTE B — BORROWINGS
A description of long-term debt follows:

May 31	2009	2008

(In thousands)
Unsecured 4.45% senior notes due October 15, 2009(1)	$163,715	$200,000
Unsecured 6.25% senior notes due December 15, 2013	200,000	200,000
Unsecured 6.50% senior notes due February 14, 2018(2)	246,785	246,416
Unsecured $297,000 face value at maturity 2.75% senior convertible notes due May 13, 2033		150,214
Unsecured 6.70% senior notes due November 1, 2015(3)	150,000	150,000
Revolving credit agreement for $400,000 with a syndicate of banks, through December 29, 2011. Interest, which is tied to LIBOR, averaged 2.50% for U.S. dollar denominated debt and 2.80% for Sterling Pound denominated debt at May 31, 2009	158,904	110,777
Accounts receivable securitization program for $150,000 with two banks, through April 6, 2012
Other obligations, including capital leases, and unsecured notes payable at various rates of interest due in installments through 2011	11,438	16,214

	930,842	1,073,621
Less current portion	168,547	6,934

Total Long-Term Debt, Less Current Maturities	$762,295	$1,066,687

(1)	We entered into an interest rate swap, which has the effect of converting this fixed-rate note to variable rates based on the six-month London Interbank Offered Rate (LIBOR). The weighted-average effective rate was 1.74% as of May 31, 2009.

(2)	The $250.0 million face amount of the notes due 2018 is adjusted for the amortization of the original issue discount, which approximated $3.2 million and $3.6 million at May 31, 2009 and 2008, respectively. The original issue discount effectively reduced the ultimate proceeds from the financing. The effective interest rate on the notes, including the amortization of the discount, is 6.704% for both years presented.

(3)	We entered into a cross-currency swap, which fixed the interest and principal payments in euros, resulting in an effective fixed-rate borrowing of 5.31%.
The aggregate maturities of long-term debt for the five years subsequent to May 31, 2009 are as follows: 2010 — $168.5 million; 2011 — $1.2 million; 2012 — $159.7 million; 2013 — $0.8 million; 2014 — $200.7 million; and thereafter $399.9 million. Additionally, at May 31, 2009, we had unused lines of credit totaling $367.3 million.
On September 30, 2004, we issued and sold $200.0 million of 4.45% Senior Unsecured Notes due 2009, which we concurrently swapped back to floating interest rate debt. As of May 31, 2009 and 2008, the fair value of this interest-rate swap, which was in an asset position for both years presented, was $2.3 million and $0.9 million, respectively.
In December 2003, we issued and sold $200.0 million of 6.25% Senior Notes due 2013 as a means of refinancing.
On February 20, 2008, we issued and sold $250.0 million of 6.50% Senior Notes due February 15, 2018. The net proceeds of the sale, approximating $244.7 million, were used to repay $100.0 million of our Unsecured Senior Notes due March 1, 2008; $125.0 million outstanding principal under our accounts receivable securitization program; and $19.0 million in short-term borrowings under our revolving credit facility.
The 2.75% Convertible Notes due May 13, 2033 were convertible into 8,034,355 shares of our common stock at a price of $18.68 per share, subject to adjustment, during any fiscal quarter in which the closing price of the common stock was greater than $22.41 per share for at least 20 trading days, within the 30 consecutive trading day period on the last trading day of the calendar quarter. The Notes were also convertible during any period in which the credit rating of the Notes was below a specified level or if
42     RPM International Inc. and Subsidiaries

Notes to Consolidated Financial Statements
specified corporate transactions had occurred. During the first quarter of fiscal 2009, the 2.75% Notes became eligible for conversion based upon the price of our common stock. On June 13, 2008, we called for the redemption of all of our outstanding Convertible Notes on the effective date of July 14, 2008 (the “Redemption Date”). Prior to the Redemption Date, virtually all of the holders had already converted their Convertible Notes into 8,030,455 shares of our common stock, or 27.0517 shares of common stock for each $1,000 Face Value Convertible Note they held. Fractional shares from the conversion were paid in cash.
On October 19, 2005, RPM United Kingdom G.P., our indirect wholly-owned finance subsidiary, issued and sold $150.0 million of 6.70% Senior Unsecured Notes due 2015, which are fully and unconditionally guaranteed by us. Concurrent with the issuance of the 6.70% Senior Unsecured Notes, RPM United Kingdom G.P. entered into a cross-currency swap, which fixed the interest and principal payments in euros for the life of the Senior Unsecured Notes and resulted in an effective euro fixed-rate borrowing of 5.31%. As of May 31, 2009 and 2008, the fair value of this cross-currency swap was $21.7 million and $32.5 million, respectively, which is reflected in other long-term liabilities on the Consolidated Balance Sheets.
Our $400.0 million five-year revolving credit agreement (the “Credit Facility”) will be used for working capital needs and general corporate purposes, including acquisitions. The Credit Facility provides for borrowings in U.S. dollars and several foreign currencies and also provides sublimits for the issuance of letters of credit in an aggregate amount of up to $35.0 million and a swing-line of up to $20.0 million for short-term borrowings of less than 15 days. In addition, the size of the Credit Facility may be expanded, subject to lender approval, upon our request by up to an additional $175.0 million, thus potentially expanding the Credit Facility to $575.0 million.
On May 29, 2009, we entered into an amendment to our Credit Facility agreement with our lenders. Under the amendment, we are required to comply with various customary affirmative and negative covenants. These include financial covenants requiring us to maintain certain leverage and interest coverage ratios. The definition of EBITDA has been amended to add back the sum of all (i) non-cash charges relating to the writedown or impairment of goodwill and other intangibles during the applicable period, (ii) other non-cash charges up to an aggregate of $25.0 million during such applicable period and (iii) one-time cash charges incurred during the period from June 1, 2008 through May 31, 2010, but only up to an aggregate of not more than $25.0 million during such applicable period. The interest coverage ratio is calculated at the end of each fiscal quarter for the four fiscal quarters then ended. The minimum required consolidated interest coverage ratio, EBITDA to interest expense, remains 3.50 to 1 under the amendment, but allowance of the add-backs referred to above has the effect of making this convenant less restrictive. Under the terms of the leverage covenant, we may not permit our consolidated indebtedness at any date to exceed 55% of the sum of such indebtedness and our consolidated shareholders’ equity on such date, and may not permit the indebtedness of our domestic subsidiaries (determined on a combined basis and excluding indebtedness to us and indebtedness incurred pursuant to permitted receivables securitizations) to exceed 15% of our consolidated shareholders’ equity. This amendment also added a fixed charge coverage covenant beginning with our fiscal quarter ending August 31, 2009. Under the fixed charge coverage covenant, the ratio of our consolidated EBITDA for any four-fiscal-quarter-period to the sum of our consolidated interest expense, income taxes paid in cash (other than taxes on non-recurring gains), capital expenditures, scheduled principal payments on our amortizing indebtedness (other than indebtedness scheduled to be repaid at maturity) and dividends paid in cash (or, for testing periods ending on or before May 31, 2010, 70% of dividends paid in cash), in each case for such four-fiscal-quarter period, may not be less than 1.00 to 1. This amendment also includes a temporary, one-year restriction on certain mergers, asset dispositions and acquisitions, and contains customary representations and warranties.
On April 7, 2009, we replaced our $125.0 million accounts receivable securitization program, under which we had no outstanding balance and which was set to expire on May 7, 2009, with a new, three-year, $150.0 million accounts receivable securitization program (the “AR program”). The AR program, which was established with two banks for certain of our subsidiaries (“originating subsidiaries”), contemplates that the originating subsidiaries will sell certain of their accounts receivable to RPM Funding Corporation, a wholly-owned SPE, which will then transfer undivided interests in such receivables to the participating banks. Once transferred to the SPE, such receivables are owned in their entirety by the SPE and are not available to satisfy claims of our creditors or creditors of the originating subsidiaries until the obligations owing to the participating banks have been paid in full. Transactions under the AR program do not constitute a form of off-balance sheet financing. The AR program increases our liquidity by $25.0 million, but increases our financing costs due to higher market rates. The amounts available to borrow under the AR program are subject to changes in the credit ratings of our customers, customer concentration levels or certain characteristics of the underlying accounts receivable, and therefore at certain times we may not be able to fully access the $150.0 million of funding under the AR program. At May 31, 2009, approximately $147.9 million was available under this AR program.
We are subject to the same leverage, interest coverage and fixed charge coverage covenants under the AR program as those contained in our Credit Facility. On May 29, 2009, we also entered into an amendment to our AR program. Included in the amendment were the same amendments to the definition of EBITDA, and identical reduction in the maximum consolidated leverage ratio and the same fixed charge coverage covenants as were included in our Credit Facility amendment, as outlined above.
As of May 31, 2009, we were in compliance with all covenants contained in each of our credit agreements, including the leverage and interest coverage ratio covenants. At that date, our leverage ratio was 44.9% and our interest coverage ratio was 5.66: 1. Additionally, in accordance with these covenants, at May 31, 2009, our domestic subsidiaries indebtedness did not exceed 15% of consolidated shareholders’ equity as of that date.
RPM International Inc. and Subsidiaries     43

NOTE C — INCOME TAXES
The provision for income taxes is calculated in accordance with SFAS No. 109, “Accounting for Income Taxes,” which requires the recognition of deferred income taxes using the liability method.
Income (loss) before income taxes as shown in the Consolidated Statements of Income consisted of the following for the periods indicated:

Year Ended May 31	2009	2008	2007

(In thousands)
United States	$90,425	$(94,164)	$215,859
Foreign	90,443	133,218	91,676

Income Before Income Taxes	$180,868	$39,054	$307,535

Provision (benefit) for income taxes consists of the following for the periods indicated:

Year Ended May 31	2009	2008	2007

(In thousands)
Current:
U.S. federal	$27,743	$19,793	$28,276
State and local	3,764	8,145	7,007
Foreign	27,277	37,295	31,223

Total Current	58,784	65,233	66,506

Deferred:
U.S. federal	3,347	(69,643)	36,455
State and local	(2,617)	(3,039)	(264)
Foreign	1,738	(1,206)	(3,451)

Total Deferred	2,468	(73,888)	32,740

Provision (Benefit) for Income Taxes	$61,252	$(8,655)	$99,246

The significant components of deferred income tax assets and liabilities as of May 31, 2009 and 2008 were as follows:

	2009	2008

(In thousands)
Deferred income tax assets related to:
Inventories	$7,237	$7,572
Allowance for losses	6,344	759
Accrued compensation and benefits	49,011	30,920
Asbestos-related liabilities	173,552	196,413
Accrued other expenses	11,771	2,041
Other long-term liabilities	26,608	24,062
Net operating loss and credit carryforwards	26,032	30,898

Total Deferred Income Tax Assets	300,555	292,665
Less: valuation allowances	(24,056)	(23,222)

Net Deferred Income Tax Assets	276,499	269,443

Deferred income tax (liabilities) related to:
Depreciation	(53,888)	(54,754)
Pension and other postretirement benefits	(5,190)	(7,531)
Amortization of intangibles	(104,196)	(107,566)

Total Deferred Income Tax (Liabilities)	(163,274)	(169,851)

Deferred Income Tax Assets, Net	$113,225	$99,592

44     RPM International Inc. and Subsidiaries

Notes to Consolidated Financial Statements
At May 31, 2009, we had U.S. federal foreign tax credit carryforwards of approximately $9.6 million, which expire starting in 2012. Additionally we had approximately $7.5 million of state net operating loss carryforwards that expire at various dates beginning in 2010 and foreign net operating loss carryforwards of approximately $52.3 million at May 31, 2009, of which approximately $5.2 million will expire at various dates beginning in 2010 and approximately $47.1 million that have an indefinite carryforward period. These net operating loss and foreign tax credit carryforwards may be used to offset a portion of future taxable income and, thereby, reduce or eliminate our U.S. federal, state or foreign income taxes otherwise payable.
We have determined, based on the available evidence, that it is uncertain whether future taxable income of certain of our foreign subsidiaries, as well as anticipated foreign source income, will be significant enough to recognize certain of these deferred tax assets. As a result, valuation allowances of approximately $24.1 million and $23.2 million have been recorded as of May 31, 2009 and 2008, respectively. Valuation allowances relate to U.S. federal foreign tax credit carryforwards, certain foreign net operating losses and net foreign deferred tax assets. A portion of the valuation allowance is associated with deferred tax assets recorded in purchase accounting. In accordance with SFAS No. 141, any reversal of a valuation allowance that was recorded in purchase accounting has reduced goodwill.
The following table reconciles income tax expense (benefit) computed by applying the U.S. statutory federal income tax rate against income (loss) before income taxes to the provision (benefit) for income taxes:

Year Ended May 31	2009	2008	2007

(In thousands)
Income tax expense (benefit) at the U.S. statutory federal income tax rate	$63,304	$13,669	$107,637
Impact of foreign operations	(11,285)	(23,478)	(11,627)
Nondeductible impairment of goodwill	5,230
State and local income taxes, net of federal income tax benefit	746	3,319	4,383
Tax benefits from the domestic manufacturing deduction	(1,018)	(1,894)	(1,352)
Nondeductible business expense	1,490	1,591	1,516
Valuation allowance	3,252	(1,614)	2,527
Other	(467)	(248)	(3,838)

Provision (Benefit) for Income Tax Expense	$61,252	$(8,655)	$99,246

Effective Income Tax Rate	33.9%	(22.2)%	32.3%

On June 1, 2007, we adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”). As required, the cumulative effect of applying this interpretation has been recorded as a $1.7 million decrease to retained earnings. Our unrecognized tax benefits upon adoption of FIN 48 were $2.8 million, of which $1.9 million would affect the effective tax rate, if recognized. In conjunction with the adoption of FIN 48, unrecognized tax benefits have been classified as other long-term liabilities unless expected to be paid in one year.
We recognize interest and penalties related to unrecognized tax benefits in income tax expense, consistent with our accounting method prior to adopting FIN 48. For the years ended May 31, 2009 and 2008, the accrual for interest and penalties was $1.6 million and $1.3 million, respectively.
The following table summarizes the activity related to unrecognized tax benefits:

(In millions)	2009	2008

Balance at June 1	$3.2	$2.8
Additions based on tax positions related to current year		0.4
Additions for tax positions of prior years
Reductions for tax positions of prior years	(0.2)
Settlements	(0.2)

Balance at May 31	$2.8	$3.2

The total amount of unrecognized tax benefits that would impact the effective tax rate, if recognized, was $2.0 million at May 31, 2009 and $2.4 million at May 31, 2008. We do not anticipate any significant changes to the total unrecognized tax benefits within the next 12 months.
We file income tax returns in the U.S. and various state, local and foreign jurisdictions. As of May 31, 2009 we are subject to U.S. federal income tax examinations for the fiscal years 2006 through 2009. In addition, with limited exceptions, we are subject to state and local or non-U.S. income tax examinations by tax authorities for the fiscal years 2003 through 2009. We are currently subject to an Internal Revenue Service audit for the fiscal 2007 and 2008 tax years. We do not expect the results of this examination to have a material impact on the financial statements.
RPM International Inc. and Subsidiaries      45

NOTE D — COMMON STOCK
On April 21, 2009, our board of directors adopted a new Stockholder Rights Plan to replace the rights plan that was originally adopted in 1999 and expired in May 2009. The new plan is substantively similar to its predecessor. Under the new plan, our board declared a dividend distribution of one right for each outstanding share of our common stock, payable May 11, 2009. The rights will initially trade together with shares of our common stock and will not be exercisable. The rights generally will become exercisable and allow the holder to acquire shares of our common stock at a discounted price if a person or group acquires 15% or more of our outstanding shares. Rights held by persons who exceed the applicable threshold will be void. Under certain circumstances, the rights will entitle the holder to buy shares in an acquiring entity at a discounted price. Our board may, at its option, redeem all rights for $0.001 per right, generally at any time prior to the rights becoming exercisable. The rights will expire May 11, 2019, unless earlier redeemed, exchanged or amended by the board. The new plan specifically provides that our board will review the status of the new plan at the end of five years to determine if any such action should be taken.
On January 8, 2008, we announced our authorization of a stock repurchase program under which we may repurchase shares of our common stock at our discretion for general corporate purposes. Our intention with regard to this program is to limit our repurchases only to amounts required to offset dilution created by stock issued in connection with our equity-based compensation plans, or approximately one to two million shares per year. As a result of this authorization, we may repurchase shares from time to time in the open market or in private transactions at various times and in amounts and for prices that we deem appropriate, subject to insider trading rules and other securities law restrictions. The timing of our purchases has depended upon, and will continue to depend upon, prevailing market conditions, alternative uses of capital and other factors. We may limit or terminate the repurchase program at any time. During the fiscal year ended May 31, 2009, we repurchased approximately 2.4 million shares of our common stock at a cost of approximately $43.4 million, or an average cost of $18.41 per share, under this program. There was no activity under this program during fiscal 2008.
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

The following table represents total stock-based compensation expense included in our Consolidated Statements of Income:

Year ended May 31	2009	2008	2007

(In thousands)
Selling, general and administrative expense	$8,008	$13,396	$10,509
Income tax (benefit)	(2,622)	(4,074)	(3,381)

Total stock-based compensation expense	$5,386	$9,322	$7,128

Total unrecognized compensation cost related to non-vested awards at May 31, 2009 was $3.5 million, and is expected to be recognized over a weighted-average period of approximately three years.
We grant stock-based incentive awards to our employees and/or our directors under various share-based compensation plans. Plans that provide for stock option grants or share-based payment awards include the 1996 Key Employees Stock Option Plan (the “1996 Plan”) and the 2004 Omnibus Equity and Incentive Plan (the “Omnibus Plan”), which includes provisions for grants of restricted stock, restricted stock units, performance stock, performance stock units and SARs. Other plans, which provide for restricted stock grants only, include the 2003 Restricted Stock Plan for Directors (the “2003 Plan”) and the 2007 Restricted Stock Plan (the “2007 Plan”). The 2007 Plan succeeded the 1997 Restricted Stock Plan (“1997 Plan”), which expired by its terms at May 31, 2007.
Stock Option Plans
Stock options are awards which allow our employees to purchase shares of our common stock at a fixed price. We grant stock options at an exercise price equal to the stock price on the date of the grant. The fair value of stock options and SARs granted is estimated as of the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions:

Year Ended May 31	2009	2008	2007

Risk-free interest rate	3.9%	4.5%	4.6%
Expected life of option	7.4 yrs	7.5 yrs	6.7 yrs
Expected dividend yield	5.7%	3.3%	3.7%
Expected volatility rate	28.4%	26.7%	27.4%

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.
The expected life of options granted is derived from the input of the option-pricing model and represents the period of time that options granted are expected to be outstanding. Expected volatility rates are based on historical volatility of shares of our common stock.
The 1996 Plan, which expired by its terms on August 15, 2006, provided for the granting of stock options for up to 9,000,000 shares. Stock options were granted to employees and directors at an exercise price equal to the fair market value of our common stock at the date of grant. These options are generally exercisable cumulatively in equal annual installments commencing one year from the grant date, and have expiration dates ranging from October 2009 to October 2014. Compensation cost for these awards is recognized on a straight-line basis over the related vesting period. The total fair value of shares
46     RPM International Inc. and Subsidiaries

Notes to Consolidated Financial Statements
vested during the year ended May 31, 2009 was $0.5 million. Shares of common stock under option are not eligible for dividend payments until the shares are exercised.
The Omnibus Plan was approved by our stockholders on October 8, 2004, and is intended to be the primary stock-based award program for covered employees. A wide variety of stock and stock-based awards, as well as dollar-denominated performance-based awards, may be granted under the Omnibus Plan. A total of 6,000,000 shares of our common stock may be subject to awards under the Omnibus Plan. Of the 6,000,000 shares of common stock issuable under the Omnibus Plan, any number of shares that remain available after “full-value” awards are granted, or up to a maximum of 6,000,000 shares, may be in the form of SARs grants or other types of awards other than “full-value” awards such as restricted stock awards, restricted stock unit awards, performance share awards or performance unit awards. SARs are issued at fair value at the date of grant, have up to ten-year terms and have graded-vesting terms over four years. Compensation cost for these awards is recognized on a straight-line basis over the related vesting period. Currently all SARs outstanding are to be settled with stock. As of May 31, 2009, there were 2,000,000 SARs outstanding.
The following table summarizes option and share-based payment activity (including SARs) under these plans during the three fiscal years ended May 31:

	2009		2008		2007
	Weighted	Number	Weighted	Number	Weighted	Number
	Average	of Shares	Average	of Shares	Average	of Shares
	Exercise	Under	Exercise	Under	Exercise	Under
Share-Based Payments	Price	Option	Price	Option	Price	Option

(In thousands, except per share amounts)
Balance at June 1	$15.71	4,742	$14.67	4,950	$14.34	6,414
Options granted	$14.05	520	$22.88	600	$18.80	380
Options canceled/expired	$18.16	(55)	$15.58	(24)	$14.75	(43)
Options exercised	$12.04	(261)	$14.64	(784)	$14.37	(1,801)
Balance at May 31	$15.70	4,946	$15.71	4,742	$14.67	4,950
Exercisable at May 31	$14.90	3,719	$14.09	3,548	$13.73	3,630

At May 31, 2009, the aggregate intrinsic value and weighted-average remaining contractual life of options outstanding was $6.2 million and 4.9 years respectively, while the aggregate intrinsic value and weighted-average remaining contractual life of options exercisable was $5.6 million and 3.7 years, respectively. Stock options granted during the years ended May 31, 2009, 2008 and 2007 were granted at exercise prices equivalent to the stock price on the date of grant and had weighted-average grant-date fair values of $2.40, $5.61 and $4.34, respectively.
The total intrinsic value of options exercised during the years ended May 31, 2009, 2008 and 2007 was $1.6 million, $6.6 million and $12.8 million, respectively. There was a tax benefit of $0.3 million, $1.8 million and $3.7 million realized for the tax deductions from option exercises of the share-based payment for the year ended May 31, 2009, 2008 and 2007, respectively.
The fair values of all nonvested share-based payment awards have been calculated using the market value of the shares on the date of issuance. We anticipate that approximately 1.2 million shares at a weighted-average exercise price of $18.11 and a weighted-average remaining contractual term of 8.46 years will ultimately vest under these plans.
A summary of the status of our nonvested share-based payment awards as of May 31, 2009, and the changes during the year then-ended, is incorporated as follows:
Nonvested Share-Based Payment Awards

	Weighted	Number of	Weighted Average
	Average	Shares	Remaining
	Grant-Date	Under	Contractual
(Shares in thousands)	Fair Value	Option	Term

June 1, 2008	$4.94	1,194
Granted	$2.37	520
Vested	$4.69	(464)
Forfeited/expired	$5.71	(23)

May 31, 2009	$3.93	1,227	8.46

RPM International Inc. and Subsidiaries      47

Restricted Stock Plans
We also grant stock-based awards, which may be made in the form of restricted stock, restricted stock units, performance stock and performance stock units. These awards are granted to eligible employees or directors, and entitle the holder to shares of our common stock as the award vests. The fair value of the awards is determined and fixed based on the stock price at the date of grant. A description of our restricted stock plans follows.
Under the Omnibus Plan, as previously discussed, a total of 6,000,000 shares of our common stock may be subject to awards. Of the 6,000,000 shares of common stock issuable under the Omnibus Plan, up to 3,000,000 shares may be subject to “full-value” awards such as restricted stock, restricted stock unit, performance stock and performance stock unit awards. During the fiscal year ended May 31, 2009, we granted 445,250 shares of performance-earned restricted stock under the Omnibus Plan at a weighted-average grant price of $14.05. The restricted stock cliff vests after three years. Nonvested restricted shares of common stock under the Omnibus Plan are eligible for dividend payments. In July 2007, performance-contingent restricted stock (“PCRS”) awards were approved. PCRS awards were made pursuant to the Omnibus Plan and are contingent upon the level of attainment of performance goals for the three-year period from June 1, 2007 ending May 31, 2010. During the fiscal years ended May 31, 2009 and 2008, we did not grant any PCRS awards. During the fiscal year ended May 31, 2007, we granted PCRS awards covering 378,600 shares at a weighted-average price of $18.80 per share. Up to 758,078 shares of our common stock may be subject to awards under the Omnibus Plan.
The 2003 Plan was approved on October 10, 2003 by our stockholders, and was established primarily for the purpose of recruiting and retaining directors, and to align the interests of directors with the interests of our stockholders. Only directors who are not our employees are eligible to participate. Under the 2003 Plan, up to 500,000 shares of our common stock may be awarded, with awards cliff vesting over a three-year period. For the year ended May 31, 2009, 36,000 shares were granted at a weighted-average price of $14.05 per share, with 353,400 shares available for future grant. For the year ended May 31, 2008, 22,000 shares were granted at a weighted-average price of $22.88 per share. For the year ended May 31, 2007, 27,000 shares were granted at a weighted-average price of $18.80 per share. Unamortized deferred compensation expense relating to restricted stock grants for directors of $0.7 million at May 31, 2009, is being amortized over a three-year vesting period. Nonvested restricted shares of common stock under the 2003 Plan are eligible for dividend payments.
Under the 1997 Plan, a total of 38,149 shares were awarded at a weighted average price of $18.52 for the fiscal year ended May 31, 2007. The 1997 Plan expired by its terms at May 31, 2007, and was succeeded by the 2007 Plan. Under the 2007 Plan, up to 1,000,000 shares may be awarded to certain employees, generally subject to forfeiture. The shares vest upon the latter of attainment of age 55 and the fifth anniversary of the May 31st immediately preceding the date of the grant. During the year ended May 31, 2009, a total of 52,108 shares were awarded under the 2007 Plan at a weighted-average price of $20.26. During the year ended May 31, 2008, a total of 48,009 shares were awarded under the 2007 Plan at a weighted-average price of $23.47. As of May 31, 2009, 899,883 shares were available for future issuance under the 2007 Plan. At May 31, 2009, unamortized deferred compensation expense of $1.2 million relating to the 2007 Plan, and an additional $0.4 million remaining under the 1997 Plan, is being amortized over the applicable vesting period associated with each participant.
The following table summarizes the activity for all nonvested restricted shares during the year ended May 31, 2009:
Nonvested Restricted Shares

	Weighted
	Average
	Grant-Date	Number of
(Shares in thousands)	Fair Value	Shares

June 1, 2008	$20.23	1,634
Granted	$14.68	535
Vested	$17.26	(334)
Forfeited/expired	$22.00	(40)
May 31, 2009	$19.09	1,795

The remaining weighted-average contractual term of nonvested restricted shares at May 31, 2009 is the same as the period over which the remaining cost of the awards will be recognized, which is approximately 1.4 years. The fair value of the nonvested restricted share awards have been calculated using the market value of the shares on the date of issuance. For the years ended May 31, 2009, 2008 and 2007, the weighted-average grant-date fair value for restricted share grants was $14.68, $23.16 and $18.78, respectively. The total fair value of shares that vested during the years ended May 31, 2009, 2008 and 2007 was $5.8 million, $12.9 million and $0.8 million, respectively. We anticipate that approximately 1.8 million shares at a weighted-average grant-date fair value of $19.09 and a weighted-average remaining contractual term of 1.4 years will ultimately vest, based upon the unique terms and participants of each plan. Approximately 13,994 shares of restricted stock were vested at June 1, 2008, with 30,309 restricted shares vested as of May 31, 2009. The total intrinsic value of restricted shares converted during the years ended May 31, 2009, 2008 and 2007 was $0.09 million, $8.5 million and $1.1 million, respectively.
Total unrecognized compensation cost related to nonvested awards of restricted shares of common stock was $11.2 million as of May 31, 2009. That cost is expected to be recognized over a weighted-average period of 1.4 years. We did not receive any cash from employees as a result of employee vesting and release of restricted shares for the year ended May 31, 2009.
48     RPM International Inc. and Subsidiaries

Notes to Consolidated Financial Statements
NOTE F — LEASES
We lease certain property, plant and equipment under long-term operating lease agreements, some of which provide for increased rental payments based upon increases in the cost-of-living index. The following table illustrates our future minimum lease commitments under all non-cancelable lease agreements, for each of the next five years and in the aggregate, as of May 31, 2009:

May 31

(In thousands)
2010	$39,297
2011	29,998
2012	20,765
2013	15,241
2014	11,622
Thereafter	53,125

Total Minimum Lease Commitments	$170,048

Total rental expense for all operating leases amounted to $40.4 million in fiscal 2009, $38.5 million in fiscal 2008 and $28.8 million in fiscal 2007.
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
The Retirement Plan provides benefits that are based upon years of service and average compensation with accrued benefits vesting after five years. Benefits for union employees are generally based upon years of service, or a combination of years of service and average compensation. Our pension funding policy is to contribute an amount on an annual basis that can be deducted for federal income tax purposes, using a different actuarial cost method and different assumptions from those used for financial reporting. For the fiscal year ending May 31, 2010, we expect to contribute approximately $10.8 million to the retirement plans in the U.S. and approximately $8.7 million to our foreign plans.
Net periodic pension cost consisted of the following for the year ended May 31:

	U.S. Plans				Non-U.S. Plans
(In thousands)	2009	2008	2007	2009	2008	2007

Service cost	$14,721	$14,240	$13,224	$3,033	$3,282	$3,135
Interest cost	11,907	10,296	9,063	7,655	6,545	5,095
Expected return on plan assets	(12,893)	(13,319)	(11,428)	(7,387)	(6,725)	(5,047)
Amortization of:
Prior service cost	342	240	193	4	16	22
Net actuarial losses recognized	2,652	1,415	2,397	1,243	1,509	1,803
Curtailment/settlement (gains) losses			65	(119)	(699)

Net Pension Cost	$16,729	$12,872	$13,514	$4,429	$3,928	$5,008

RPM International Inc. and Subsidiaries     49

The changes in benefit obligations and plan assets, as well as the funded status of our pension plans at May 31, 2009 and 2008, were as follows:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2009	2008	2009	2008

Benefit obligation at beginning of year	$185,569	$177,920	$130,571	$123,580
Service cost	14,721	14,240	3,033	3,282
Interest cost	11,907	10,296	7,655	6,545
Service and interest cost during gap period*		6,100		2,252
Benefits paid	(10,463)	(14,985)	(6,072)	(4,937)
Participant contributions			815	883
Acquisitions and new plans			5,646	2,084
Plan amendments		1,208	62
Actuarial (gains)	(9,095)	(9,210)	(20,608)	(14,887)
Settlements/Curtailments			(317)	(888)
Premiums paid			(67)	(58)
Currency exchange rate changes			(14,344)	12,715

Benefit Obligation at End of Year	$192,639	$185,569	$106,374	$130,571

Fair value of plan assets at beginning of year	$147,884	$143,798	$115,424	$94,359
Actual return on plan assets	(34,976)	8,588	(12,153)	1,291
Employer contributions	10,233	10,483	8,027	11,229
Participant contributions			815	883
Acquisitions			5,029	1,361
Benefits paid	(10,463)	(14,985)	(6,072)	(4,937)
Premiums paid			(67)	(58)
Currency exchange rate changes			(12,704)	11,296

Fair Value of Plan Assets at End of Year	$112,678	$147,884	$98,299	$115,424

(Deficit) of plan assets versus benefit obligations at end of year	$(79,961)	$(37,685)	$(8,075)	$(15,147)

Net Amount Recognized	$(79,961)	$(37,685)	$(8,075)	$(15,147)

Accumulated Benefit Obligation	$156,423	$142,408	$97,257	$114,576

*	Adjustments resulting from the prior-year adoption of SFAS No. 158 measurement date provisions.
The fair value of the assets held by our pension plans has declined at May 31, 2009 since our previous measurement date at May 31, 2008, due primarily to the recent significant declines in the stock markets. As such, we have increased our recorded liability for the net underfunded status of our pension plans, and we expect pension expense in fiscal 2010 to increase from fiscal 2009. Any further declines in the value of our pension plan assets could require us to further increase our recorded liability for the net underfunded status of our pension plans and could also require accelerated and higher cash contributions to our pension plans.
Amounts recognized in the Consolidated Balance Sheets for the years ended May 31, 2009 and 2008 are as follows:

	U.S. Plans			Non-U.S. Plans
(In thousands)	2009		2008	2009	2008

Noncurrent assets	$		$334	$4,245	$3,394
Current liabilities		(97)	(104)	(416)	(442)
Noncurrent liabilities		(79,864)	(37,915)	(11,904)	(18,099)

Net Amount Recognized		$(79,961)	$(37,685)	$(8,075)	$(15,147)

50     RPM International Inc. and Subsidiaries

Notes to Consolidated Financial Statements
The following table summarizes the relationship between our plans’ benefit obligations and assets:

	U.S. Plans
	2009		2008
	Benefit	Plan	Benefit	Plan
(In thousands)	Obligation	Assets	Obligation	Assets

Plans with projected benefit obligation in excess of plan assets	$192,639	$112,678	$182,142	$144,122
Plans with accumulated benefit obligation in excess of plan assets	156,423	112,678	1,864	1,305
Plans with assets in excess of projected benefit obligations			3,427	3,762
Plans with assets in excess of accumulated benefit obligations			140,544	146,579

	Non-U.S. Plans
	2009		2008
	Benefit	Plan	Benefit	Plan
(In thousands)	Obligation	Assets	Obligation	Assets

Plans with projected benefit obligation in excess of plan assets	$50,052	$37,731	$110,230	$91,689
Plans with accumulated benefit obligation in excess of plan assets	43,878	37,731	47,080	40,292
Plans with assets in excess of projected benefit obligations	56,322	60,568	20,341	23,735
Plans with assets in excess of accumulated benefit obligations	53,379	60,568	67,496	75,132

The following table presents the pre-tax net actuarial loss, prior service (costs) and transition assets/(obligations) recognized in accumulated other comprehensive income (loss) not affecting retained earnings:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2009	2008	2009	2008

Net actuarial loss	$(79,291)	$(43,169)	$(20,675)	$(26,343)
Prior service (costs)	(2,725)	(3,067)	(82)	(32)

Total recognized in accumulated other comprehensive income not affecting retained earnings	$(82,016)	$(46,236)	$(20,757)	$(26,375)

The following table includes the changes recognized in other comprehensive income:

	U.S. Plans			Non-U.S. Plans
(In thousands)	2009		2008	2009	2008

Changes in plan assets and benefit obligations recognized in other comprehensive income:
Prior service cost	$		$1,208	$62	$
Net loss (gain) arising during the year*		38,774	11,157	(1,267)		(3,825)
Effect of exchange rates on amounts included in AOCI				(3,166)		672
Amounts recognized as a component of net periodic benefit cost:
Amortization or curtailment recognition of prior service credit (cost)		(342)	(240)	(4)		(204)
Amortization or settlement recognition of net gain (loss)		(2,652)	(1,415)	(1,243)		(1,510)

Total recognized in other comprehensive loss (income)		$35,780	$10,710	$(5,618)		$(4,867)

*	Includes curtailment gains not recognized as a component of net periodic pension cost.
The following table presents the amounts in accumulated other comprehensive income (loss) as of May 31, 2009 that have not yet been recognized in net periodic pension cost, but will be recognized in our Consolidated Statements of Income during the fiscal year ending May 31, 2010:

(In thousands)	U.S. Plans	Non-U.S. Plans

Net actuarial loss	$(5,708)	$(941)
Prior service (costs)	$(351)	$(9)

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
RPM International Inc. and Subsidiaries     51

The following weighted-average assumptions were used to determine our year-end benefit obligations and net periodic pension cost under the plans:

	U.S. Plans		Non-U.S. Plans
Year-End Benefit Obligations	2009	2008	2009	2008

Discount rate	6.90%	6.50%	6.96%	5.88%
Rate of compensation increase	3.28%	3.78%	3.76%	3.97%

	U.S. Plans			Non-U.S. Plans
Net Periodic Pension Cost	2009	2008	2007	2009	2008	2007

Discount rate	6.50%	6.00%	5.75%	5.88%	5.23%	4.89%
Expected return on plan assets	8.75%	8.75%	8.75%	6.28%	6.38%	6.68%
Rate of compensation increase	3.78%	3.79%	3.73%	3.97%	3.88%	3.39%

The following tables illustrate the weighted-average actual and target allocation of plan assets:

U.S. Plans
		Actual Asset
	Target Allocation	Allocation
	as of May 31, 2009	2009	2008

Equity securities	70%	68%	70%
Fixed income securities	25%	22%	21%
Cash		4%	4%
Other	5%	6%	5%

Total assets	100%	100%	100%

Non-U.S. Plans
		Actual Asset
	Target Allocation	Allocation
	as of May 31, 2009	2009	2008

Equity securities	42%	43%	46%
Fixed income securities	51%	50%	48%
Cash	1%	2%	2%
Property and other	6%	5%	4%

Total assets	100%	100%	100%

The primary objective for the investments of the Retirement Plan is to provide for long-term growth of capital without undue exposure to risk. This objective is accomplished by utilizing a strategy of equities, fixed income securities and cash equivalents in a mix that is conducive to participation in a rising market, while allowing for adequate protection in a falling market. Our Investment Committee oversees the investment allocation process, which includes the selection and evaluation of investment managers, the determination of investment objectives and risk guidelines, and the monitoring of actual investment performance. In order to manage investment risk properly, Plan policy prohibits short selling, securities lending, financial futures, options and other specialized investments except for certain alternative investments specifically approved by the Investment Committee. The Investment Committee reviews, on a quarterly basis, reports of actual Plan investment performance provided by independent third parties, in addition to its review of the Plan investment policy on an annual basis. The investment objectives are similar for our plans outside of the U.S., subject to local regulations. In general, investments for all plans are managed by private investment managers, reporting to our Investment Committee on a regular basis.
In addition to the defined benefit pension plans discussed above, we also sponsor employee savings plans under Section 401(k) of the Internal Revenue Code, which cover most of our employees in the U.S. We record expense for defined contribution plans for any employer matching contributions made in conjunction with services rendered by employees. The majority of our plans provide for matching contributions made in conjunction with services rendered by employees. Matching contributions are invested in the same manner that the participants invest their own contributions. Matching contributions charged to income were $10.7 million, $10.7 million and $9.5 million for the years ending May 31, 2009, 2008 and 2007, respectively.
We expect to pay the following estimated pension benefit payments in the next five years (in millions): $15.6 in 2010; $17.9 in 2011; $19.8 in 2012; $21.8 in 2013; and $23.1 in 2014. In the five years thereafter (2015-2019) we expect to pay $139.1 million.
NOTE H — POSTRETIREMENT BENEFITS
We sponsor several, unfunded-health-care-benefit plans for certain of our retired employees as well as post-retirement life insurance for certain key employees. Eligibility for these benefits is based upon various requirements. The following table illustrates the effect on operations of these plans for the three years ended May 31, 2009:

	U.S. Plans					Non-U.S. Plans
(In thousands)	2009	2008		2007		2009	2008	2007

Service cost — Benefits earned during this period	$3	$		$		$358	$531	$468
Interest cost on the accumulated obligation	576		522		542	688	725	626
Amortization of prior service cost	(123)		(28)		(28)
Amortization of unrecognized losses							96	96

Net Periodic Postretirement Expense	$456		$494		$514	$1,046	$1,352	$1,190

52     RPM International Inc. and Subsidiaries

Notes to Consolidated Financial Statements
The changes in the benefit obligations of the plans at May 31, 2009 and 2008 were as follows:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2009	2008	2009	2008

Accumulated postretirement benefit obligation at beginning of year	$6,952	$9,072	$11,772	$12,372
Service cost	3		358	531
Interest cost	576	522	688	725
Benefit payments	(700)	(736)	(264)	(262)
Medicare subsidy received	104	107
Actuarial (gains)	(490)	(2,013)	(3,365)	(2,542)
Impact of new accounting standard*	2,139
Currency exchange rate changes			(1,056)	948

Accumulated and accrued postretirement benefit obligation at end of year	$8,584	$6,952	$8,133	$11,772

*	Represents the impact of our adoption of EITF 06-4. Please refer to Note A(21), “Other Recent Accounting Pronouncements,” for further information.
In determining the postretirement benefit amounts outlined above, measurement dates as of May 31 for each period were applied.
The following table presents the amounts recognized in the Consolidated Balance Sheets for the years ended May 31, 2009 and 2008:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2009	2008	2009	2008

Current liabilities	$(653)	$(626)	$(273)	$(291)
Noncurrent liabilities	(7,931)	(6,326)	(7,860)	(11,481)

Net Amount Recognized	$(8,584)	$(6,952)	$(8,133)	$(11,772)

The following table presents the pre-tax net actuarial gain (loss) and prior service credits recognized in accumulated other comprehensive income (loss) not affecting retained earnings:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2009	2008	2009	2008

Net acturial gain (loss)	$2,201	$1,806	$3,055	$(340)
Prior service credits	210	239

Total recognized in accumulated other comprehensive income not affecting retained earnings	$2,411	$2,045	$3,055	$(340)

The following table includes the changes we recognized in other comprehensive income:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2009	2008	2009	2008

Changes in plan assets and benefit obligations recognized in other comprehensive income:
Net loss (gain) arising during the year*	$(490)	$(2,012)	$(3,696)	$(2,361)
Effect of exchange rates on amounts included in AOCI			301	24
Amounts recognized as a component of net periodic benefit cost:
Amortization or curtailment recognition of prior service credit (cost)	28	28
Amortization or settlement recognition of net gain (loss)	96			(89)

Total recognized in other comprehensive loss (income)	$(366)	$(1,984)	$(3,395)	$(2,426)

*	Includes curtailment gains not recognized as a component of net periodic pension cost.
The following weighted-average assumptions were used to determine our year-end benefit obligations and net periodic postretirement benefit costs under the plans:

	U.S. Plans		Non-U.S. Plans
Year-End Benefit Obligations	2009	2008	2009	2008

Discount rate	6.90%	6.50%	8.00%	6.50%
Current healthcare cost trend rate	8.60%	8.50%	10.00%	6.50%
Ultimate healthcare cost trend rate	4.50%	5.00%	5.00%	4.50%
Year ultimate healthcare cost trend rate will be realized	2029	2015	2024	2012

	U.S. Plans			Non-U.S. Plans
Net Periodic Postretirement Benefit Cost	2009	2008	2007	2009	2008	2007

Discount rate	6.50%	6.00%	6.00%	6.50%	5.50%	5.50%
Healthcare cost trend rate	8.50%	9.00%	9.50%	6.50%	7.00%	7.00%
Ultimate healthcare cost trend rate	5.00%	5.00%	5.00%	4.50%	4.50%	5.00%
Year ultimate healthcare cost trend rate will be realized	2015	2015	2015	2012	2012	2008

RPM International Inc. and Subsidiaries     53

Increasing or decreasing current healthcare cost trend rates by 1% would affect our accumulated postretirement benefit obligation and net postretirement expense by the following amounts for the years ended May 31, 2009 and 2008:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2009	2008	2009	2008

1% Increase in trend rate
Accumulated Benefit Obligation	$488	$540	$1,430	$2,901
Postretirement Cost	35	46	135	371

1% Decrease in trend rate
Accumulated Benefit Obligation	$(432)	$(477)	$(1,138)	$(1,902)
Postretirement Cost	(31)	(40)	(260)	(149)

We expect to pay approximately $1.0 million in estimated postretirement benefits in each of the next five years. In the five years thereafter (2015-2019) we expect to pay a cumulative total of $6.5 million.
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
In accordance with the provision of FASB Staff Position FSP FAS 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” we have included the impact of our portion of the subsidy in the determination of accumulated postretirement benefit obligation for the U.S. nonpension postretirement benefit plan for the periods ended May 31, 2009 and 2008. The impact of the subsidy resulted in a reduction in our benefit obligation of approximately $1.7 million and $1.5 million at May 31, 2009 and 2008, respectively, and a $0.2 million and $0.1 million decrease in net periodic cost for the years ended May 31, 2009 and 2008, respectively. For the fiscal years ended May 31, 2009 and 2008, we received reimbursements from Medicare related to this law amounting to approximately $100,000 each year.
NOTE I — CONTINGENCIES AND LOSS RESERVES
Accrued loss reserves and asbestos-related liabilities consist of the following:

May 31	2009	2008

(In thousands)
Accrued product liability reserves	$51,453	$56,500
Accrued warranty reserves	18,993	8,055
Accrued environmental reserves	6,947	7,426

Accrued loss reserves — current	77,393	71,981
Asbestos-related liabilities — current	65,000	65,000

Total Reserves — Current	$142,393	$136,981

Accrued product liability reserves — noncurrent	$7,067	$8,518
Accrued environmental reserves — noncurrent	3,846	5,455

Accrued loss reserves — noncurrent	10,913	13,973
Asbestos-related liabilities — noncurrent	425,328	494,745

Total Reserves — Noncurrent	$436,241	$508,718

Certain of our wholly-owned subsidiaries, principally Bondex International, Inc. (collectively referred to as the subsidiaries), are defendants in various asbestos-related bodily injury lawsuits filed in various state courts with the vast majority of current claims pending in six states —Texas, Florida, Mississippi, Maryland, Illinois and Ohio. These cases generally seek unspecified damages for asbestos-related diseases based on alleged exposures to asbestos-containing products previously manufactured by our subsidiaries or others.
As of May 31, 2009, our subsidiaries had a total of 10,173 active asbestos cases, compared to a total of 11,202 cases as of May 31, 2008. For the fourth quarter ended May 31, 2009, our subsidiaries secured dismissals and/or settlements of 751 cases, compared to a total of 664 cases dismissed and/or settled for the quarter ended May 31, 2008. For the year ended May 31, 2009, our subsidiaries secured dismissals and/or settlements of 3,004 cases, compared to a total of 1,546 cases dismissed and/or settled for the year ended May 31, 2008.
Of the 3,004 cases that were dismissed during the year ended May 31, 2009, 1,420 were non-malignancies or unknown disease cases that had been maintained on an inactive docket in Ohio and were administratively dismissed by the Cuyahoga County Court of Common Pleas during our second fiscal quarter ended November 30, 2008. These claims were dismissed without prejudice and may be re-filed should the claimants involved be able to demonstrate disease in accordance with medical criteria laws established in the State of Ohio.
For the fourth quarter ended May 31, 2009, our subsidiaries made total payments of $17.2 million relating to asbestos cases, which included defense-related payments paid during the quarter of $6.5 million, compared to total payments of $15.0 million relating to asbestos cases during the quarter ended May 31, 2008, which included defense-related payments paid during the quarter of $7.7 million. For the year ended May 31, 2009, our subsidiaries made total payments of $69.4 million relating to asbestos cases, which included defense-related payments paid during the year of $26.2 million, compared to total payments of $82.6 million relating to asbestos cases during the year ended May 31, 2008, which included defense-related payments paid during the year of $39.7 million.
54     RPM International Inc. and Subsidiaries

Notes to Consolidated Financial Statements
During the second quarter of fiscal 2009, one payment totaling $3.6 million was made to satisfy an adverse judgment in a previous trial that occurred in calendar 2006 in California. This payment, which included a significant amount of accrued pre-judgment interest as required by California law, was made on December 8, 2008, approximately two and a half years after the adverse verdict and after all post-trial and appellate remedies had been exhausted. Such satisfaction of judgment amounts are not included in incurred costs until available appeals are exhausted and the final payment amount is determined. As a result, the timing and amount of any such payments could have a significant impact on quarterly settlement costs.
During fiscal 2008, our subsidiaries incurred higher year-over-year, defense-related payments as a result of implementing various changes to our management and defense of asbestos claims, including a transition to a new claims intake and database service provider. To facilitate that transition and other related changes, we incurred duplicate defense-related payments approximating $3.0 million during the second quarter of fiscal 2008. The transition was completed during the third quarter of fiscal 2008.
Excluding defense-related payments, the average payment made to settle or dismiss a case approximated $14,000 and $11,000 for each of the quarters ended May 31, 2009 and 2008, respectively; and $14,000 and $28,000 for each of the years ended May 31, 2009 and 2008, respectively. The amount and timing of dismissals and settlements can fluctuate significantly from period to period, resulting in volatility in the average cost to resolve a case in any given quarter or year. In addition, in some jurisdictions, cases may involve more than one individual claimant. As a result, settlement or dismissal payments on a per case basis are not necessarily reflective of the payment amounts on a per claimant basis. For example, the average amount paid to settle or dismiss a case can vary widely depending on a variety of factors, including the mix of malignancy and non-malignancy claimants and the amount of defense expenditures incurred during the period.
Estimating the future cost of asbestos-related contingent liabilities was and continues to be subject to many uncertainties that may change over time, including (i) the ultimate number of claims filed; (ii) the amounts required to resolve both currently known and future unknown claims; (iii) the amount of insurance, if any, available to cover such claims, including the outcome of coverage litigation against our subsidiaries’ third-party insurers; (iv) future earnings and cash flow of our subsidiaries; (v) the impact of bankruptcies of other companies whose share of liability may be imposed on our subsidiaries under certain state liability laws; (vi) the unpredictable aspects of the litigation process including a changing trial docket and the jurisdictions in which trials are scheduled; (vii) the outcome of any such trials including judgments or jury verdicts, as a result of our more aggressive defense posture, which includes taking selective cases to verdict; (viii) the lack of specific information in many cases concerning exposure to products for which one of our subsidiaries is responsible and the claimants’ diseases; (ix) potential changes in applicable federal and/or state law; and (x) the potential impact of various proposed structured settlement transactions or subsidiary bankruptcies by other companies, some of which are the subject of federal appellate court review, the outcome of which could materially affect any future asbestos-related liability estimates.
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
During the fiscal year ended May 31, 2008, we reviewed and evaluated our ten-year asbestos liability established as of May 31, 2006. As part of that review and evaluation process, the credibility of epidemiological studies of our mesothelioma claims, first introduced to management by C&W some two-and-one-half years ago, was validated. At the core of our evaluation process, and the basis of C&W’s actuarial work on behalf of Bondex, is the Nicholson Study. The Nicholson Study is the most widely recognized reference in bankruptcy trust valuations, global settlement negotiations and the Congressional Budget Offices’ work done on the proposed FAIR Act in 2006. Based on our ongoing comparison of the Nicholson Study projections and Bondex’s specific actual experience, which at that time continued to bear an extremely close correlation to the study’s projections, we decided to extend our asbestos liability projection out to the year 2028. C&W assisted us in calculating an estimate of our liability for unasserted-potential-future-asbestos-related claims out to that twenty-year period.
C&W projected that the cost of extending the asbestos liability to 2028, coupled with an updated evaluation of our current known claims to reflect our most recent actual experience, would be $288.1 million. Therefore, we added $288.1 million to our existing asbestos liability, which brought our total asbestos-related balance sheet liabilities at May 31, 2008 to $559.7 million. Of that total, $65.0 million was estimated to be the short-term liability due in fiscal 2009, with the remaining $494.7 million balance reflected as a long-term liability. The material components of the accruals are: (i) the gross number of open malignancy claims (principally mesothelioma claims) as these claims have the most significant impact on our asbestos settlement costs; (ii) historical and current settlement costs and dismissal rates by various categories; (iii) analysis of the jurisdiction and governing laws of the states in which these claims are pending; (iv) outside defense counsel’s opinions and recommendations with respect to the merits of such claims; and (v) analysis of projected liabilities for unasserted potential future claims.
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
RPM International Inc. and Subsidiaries      55

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
During fiscal 2004, certain of our subsidiaries’ third-party insurers claimed exhaustion of coverage. On July 3, 2003, certain of our subsidiaries filed the case of Bondex International, Inc. et al. v. Hartford Accident and Indemnity Company et al., Case No. 1:03-cv-1322, in the United States District Court for the Northern District of Ohio, for declaratory judgment, breach of contract and bad faith against these third-party insurers, challenging their assertion that their policies covering asbestos-related claims have been exhausted. The coverage litigation involves, among other matters, insurance coverage for claims arising out of alleged exposure to asbestos containing products manufactured by the previous owner of the Bondex tradename before March 1, 1966. On March 1, 1966, Republic Powdered Metals Inc. (as it was known then), purchased the assets and assumed the liabilities of the previous owner of the Bondex tradename. That previous owner subsequently dissolved and was never a subsidiary of Republic Powdered Metals, Bondex, RPM, Inc. or the Company. Because of the earlier assumption of liabilities, however, Bondex has historically responded, and must continue to respond, to lawsuits alleging exposure to these asbestos-containing products. We discovered that the defendant insurance companies in the coverage litigation had wrongfully used cases alleging exposure to these pre-1966 products to erode their aggregate limits. This conduct, apparently known by the insurance industry based on discovery conducted to date, was in breach of the insurers’ policy language. Two of the defendant insurers have filed counterclaims seeking to recoup certain monies should the plaintiffs prevail on their claims.
During the second fiscal quarter ended November 30, 2006, plaintiffs and one of the defendant insurers reached a settlement of $15.0 million, the terms of which are confidential by agreement of the parties. The settling defendant was dismissed from the case.
In 2007, plaintiffs had filed motions for partial summary judgment against the defendants and defendants had filed motions for summary judgment against plaintiffs. In addition, plaintiffs had filed a motion to dismiss the counterclaim filed by one of the defendants. On December 1, 2008, the court decided the pending motions for summary judgment and dismissal. The court denied the plaintiffs’ motions for partial summary judgment and granted the defendants’ motions for summary judgment against plaintiffs on a narrow ground. The court also granted the plaintiffs’ motion to dismiss one defendant’s amended counterclaim. In light of its summary judgment rulings, the court entered judgment as a matter of law on all remaining claims and counterclaims, including the counterclaim filed by another defendant, and dismissed the action. The court also dismissed certain remaining motions as moot. Plaintiffs have filed a notice of appeal to the United States Sixth Circuit Court of Appeals and will continue to aggressively pursue their claims on appeal. At present, the appellate court has not yet entered a scheduling order in connection with the appeal.
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
The following table illustrates the movement of current and long-term asbestos-related liabilities through May 31, 2009:
Asbestos Liability Movement (Current and Long-Term)

	Balance at	Additions to		Balance at
(In thousands)	Beginning of Period	Asbestos Charge	Deductions*	End of Period

Year Ended May 31, 2009	$559,745		$69,417	$490,328
Year Ended May 31, 2008	354,268	$288,100	82,623	559,745
Year Ended May 31, 2007	421,285		67,017	354,268

*	Deductions include payments for defense-related costs and amounts paid to settle claims.
Other Contingencies
As of May 31, 2009, Dryvit, one of our wholly-owned subsidiaries, was a defendant or co-defendant in various single family residential exterior insulating finishing systems (“EIFS”) cases, the majority of which are pending in the southeastern region of the country. Dryvit is also defending EIFS lawsuits involving commercial structures, townhouses and condominiums. The vast majority of Dryvit’s EIFS lawsuits seek monetary relief for water intrusion related property damages, although some claims in certain lawsuits allege personal injuries from exposure to mold.
Dryvit is a defendant in a class action lawsuit filed on November 14, 2000 in Jefferson County, Tennessee styled Bobby R. Posey, et al. v. Dryvit Systems, Inc. (formerly styled William J. Humphrey, et al. v. Dryvit Systems, Inc.) (Case No. 17,715-IV) (“Posey”), which was finally certified by court order on September 15, 2005. The deadline for filing claims in the Posey class action expired on June 5, 2004 and claims have been processed during the pendency of the various appeals. As of June 30, 2009, a total of 1,705 claims have been paid for a total of approximately $14.1 million. Although additional payments have and will continue to be made under the terms of the
56      RPM International Inc. and Subsidiaries

Notes to Consolidated Financial Statements
settlement agreement, which include inspection costs, third party warranties and class counsel attorneys’ fees, we do not expect these payments to be material in future periods.
Third-party excess insurers have historically paid varying shares of Dryvit’s defense and settlement costs in the individual commercial and residential EIFS lawsuits under various cost-sharing agreements. Dryvit has assumed a greater share of the costs associated with its EIFS litigation as it seeks funding commitments from our third party excess insurers and will likely continue to do so pending the outcome of coverage litigation involving these same third party insurers. This coverage litigation, styled RPM, Inc., et al, v. Chubb Custom Insurance Company, et al, (Case No. CV 05 578004), is pending in the Cuyahoga County Court of Common Pleas. In accordance with a Court order, the parties filed dispositive motions on certain of the coverage issues. Oral argument on these motions was completed on September 2, 2008. The parties currently await a ruling on their respective summary judgment motions, after which they will participate in a Court-ordered and agreed mediation. Discovery is stayed in the meantime. A trial date has not yet been scheduled. If mediation is not successful, the parties will resume discovery and a trial date will be scheduled. As of May 31, 2009, the receivable balance related to these insurance claims totaled approximately $26.0 million.
We provide, through our wholly-owned insurance subsidiaries, certain insurance coverage, primarily product liability, to our other subsidiaries. Excess coverage is provided by third-party insurers. Our reserves provide for these potential losses as well as other uninsured claims.
We also offer warranty programs at several of our industrial businesses and have established a product warranty liability. We review this liability for adequacy on a quarterly basis and adjust it as necessary. The primary factors that could affect this liability may include changes in the historical system performance rate as well as the costs of replacement. Provision for estimated warranty costs is recorded at the time of sale and periodically adjusted, as required, to reflect actual experience. It is probable that we will incur future losses related to warranty claims we have received, but that have not been fully investigated, and claims not yet received, which are not currently estimable due to the significant number of variables contributing to the extent of any necessary remediation. While our warranty liability represents our best estimate at May 31, 2009, we can provide no assurances that we will not experience material claims in the future or that we will not incur significant costs to defend or settle such claims beyond the amounts accrued or beyond what we may recover from our suppliers.
The changes in our accrued warranty balances are included in the following table:

Year Ended May 31	2009	2008	2007

(In thousands)
Beginning Balance	$8,055	$8,676	$8,987
Deductions(1)	(12,702)	(2,275)	(2,355)
Provision charged to SG&A expense	23,640	1,208	2,044
Acquisitions		446

Ending Balance	$18,993	$8,055	$8,676

(1)	Primarily claims paid during the year.
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
In addition to our two reportable segments, there is a category of certain business activities and expenses, referred to as corporate/ other, that does not constitute an operating segment. This category includes our corporate headquarters and related administrative expenses, results of our captive insurance companies, gains or losses on the sales of certain assets and other expenses not directly associated with either reportable segment. Assets related to the corporate/other category consist primarily of investments, prepaid expenses, deferred pension assets, and headquarters’ property and equipment. These corporate and other assets and expenses reconcile reportable segment data to total consolidated income (loss) before income taxes, identifiable assets, capital expenditures, and depreciation and amortization.
We reflect income from our joint ventures on the equity method, and receive royalties from our licensees. Total income from royalties and joint ventures amounted to approximately $3.1 million, $3.3 million and $2.5 million for the years ended May 31, 2009, 2008 and 2007, respectively, and are therefore included as an offset to selling, general and administrative expenses.
RPM International Inc. and Subsidiaries     57

The following table reflects the results of our reportable segments consistent with our management philosophy, and represents the information we utilize, in conjunction with various strategic, operational and other financial performance criteria, in evaluating the performance of our portfolio of businesses.

Year ended May 31	2009	2008	2007

(In thousands)
Segment Information
Net Sales
Industrial	$2,265,957	$2,367,970	$2,102,684
Consumer	1,102,210	1,275,821	1,236,080

Total	$3,368,167	$3,643,791	$3,338,764

Gross Profit
Industrial	$942,820	$999,989	$885,999
Consumer	410,269	498,548	474,453

Total	$1,353,089	$1,498,537	$1,360,452

Income (Loss) Before Income Taxes(1)
Industrial(2)	$176,116	$259,630	$233,396
Consumer	102,311	155,600	151,220
Corporate/Other	(97,559)	(376,176)	(77,081)

Total	$180,868	$39,054	$307,535

Identifiable Assets
Industrial	$1,778,526	$2,071,920	$1,761,107
Consumer	1,187,633	1,341,406	1,343,128
Corporate/Other	443,762	350,241	228,914

Total	$3,409,921	$3,763,567	$3,333,149

Capital Expenditures
Industrial	$33,310	$47,523	$49,235
Consumer	21,121	23,247	20,141
Corporate/Other	555	1,070	1,017

Total	$54,986	$71,840	$70,393

Depreciation and Amortization
Industrial	$52,714	$48,739	$46,446
Consumer	30,095	31,923	30,867
Corporate/Other	2,335	4,704	4,294

Total	$85,144	$85,366	$81,607

Geographic Information
Net Sales (based on shipping location)
United States	$2,161,494	$2,384,357	$2,341,008

Foreign
Canada	260,928	306,339	255,246
Europe	734,853	775,651	596,613
Other Foreign	210,892	177,444	145,897

Total Foreign	1,206,673	1,259,434	997,756

Total	$3,368,167	$3,643,791	$3,338,764

Long-Lived Assets(3)
United States	$1,171,288	$1,206,399	$1,195,731

Foreign
Canada	128,888	144,027	132,052
Europe	424,119	501,828	385,066
Other Foreign	40,210	38,584	31,357

Total Foreign	593,217	684,439	548,475

Total	$1,764,505	$1,890,838	$1,744,206

(1)	Asbestos-related charges, totaling $288.1 million in fiscal 2008 and the impact of an asbestos-related insurance settlement of $15.0 million in fiscal 2007, are reflected in Corporate/Other, and relate to our Bondex International, Inc. subsidiary.

(2)	Includes the impact of impairment losses related to a reduction of the carrying value of goodwill and indefinite-lived intangible assets, totaling $15.5 million during the fiscal year ended May 31, 2009.

(3)	Long-lived assets include all non-current assets, excluding non-current deferred income taxes.
58      RPM International Inc. and Subsidiaries

Notes to Consolidated Financial Statements
NOTE K — QUARTERLY INFORMATION (UNAUDITED)
The following is a summary of the quarterly results of operations for the years ended May 31, 2009 and 2008:

	For Quarter Ended
(In thousands, except per share amounts)	August 31	November 30	February 28	May 31

2009
Net Sales	$985,465	$889,965	$635,396	$857,341
Gross Profit	$403,589	$356,726	$234,658	$358,116
Net Income (Loss)	$69,517	$41,726	$(30,933)	$39,306	(c)
Basic Earnings (Loss) Per Share	$0.56	$0.33	$(0.24)	$0.31
Diluted Earnings (Loss) Per Share	$0.54	$0.33	$(0.24)	$0.31
Dividends Per Share	$0.19	$0.20	$0.20	$0.20

	For Quarter Ended
(In thousands, except per share amounts)	August 31	November 30	February 29	May 31

2008
Net Sales	$930,339	$905,708	$731,773	$1,075,971
Gross Profit	$383,902	$367,738	$291,245	$455,652
Net Income (Loss)	$68,268	$54,855	$12,150	$(87,564	)(a)
Basic Earnings (Loss) Per Share	$0.57	$0.46	$0.10	$(0.73)
Diluted Earnings (Loss) Per Share	$0.53	$0.43	$0.10	$(0.73	)(b)
Dividends Per Share	$0.175	$0.190	$0.190	$0.190

(a)	During the fourth fiscal quarter ended May 31, 2008, we increased our liability for asbestos-related payments, which reduced pretax earnings by $288.1 million ($185.1 million after-tax), representing our estimation of our liability for pending and unasserted claims through May 31, 2028. See Note I to the Consolidated Financial Statements for further details.

(b)	Conversion of the shares related to convertible securities for the three month period ended May 31, 2008 was not assumed, since the result would have been anti-dilutive.

(c)	Includes impairment charges related to a reduction of the carrying value of goodwill and indefinite-lived intangible assets, which impacted net income and basic and diluted earnings per share by $15.5 million and $0.12 per share, respectively, during the fourth fiscal year ended May 31, 2009.
Quarterly earnings per share may not total to the yearly earnings per share due to the weighted-average number of shares outstanding in each quarter.
Quarterly Stock Price and Dividend Information
Shares of our common stock are traded on the New York Stock Exchange under the symbol RPM. The high and low sales prices for the shares of common stock, and the cash dividends paid on the common stock, for each quarter of the two most recent fiscal years are set forth in the table below.
Range of Sales Prices and Dividends Paid

			Dividends paid
Fiscal 2009	High	Low	per share

First Quarter	$25.19	$19.31	$0.190
Second Quarter	$22.00	$10.05	$0.200
Third Quarter	$14.32	$10.58	$0.200
Fourth Quarter	$15.70	$9.09	$0.200

			Dividends paid
Fiscal 2008	High	Low	per share

First Quarter	$25.74	$20.19	$0.175
Second Quarter	$24.44	$17.25	$0.190
Third Quarter	$22.50	$18.77	$0.190
Fourth Quarter	$24.74	$19.30	$0.190
Source: New York Stock Exchange
Cash dividends are payable quarterly, upon authorization of the Board of Directors. Regular payment dates are approximately the last day of July, October, January and April.
The number of holders of record of our common stock as of July 17, 2009 was approximately 29,794 in addition to 53,848 beneficial holders.
RPM International Inc. and Subsidiaries      59

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
Management assessed the effectiveness of RPM’s internal control over financial reporting as of May 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on this assessment, management concluded that, as of May 31, 2009, RPM’s internal control over financial reporting is effective.
The independent registered public accounting firm Ernst & Young LLP, has also audited the Company’s internal control over financial reporting as of May 31, 2009 and their report thereon is included on page 62 of this report.

Frank C. Sullivan	P. Kelly Tompkins
Chairman and Chief Executive Officer	Executive Vice President — Administration and Chief Financial Officer

July 24, 2009
60      RPM International Inc. and Subsidiaries

Management’s Report • Report of Independent Registered Accounting Firm
Report of Independent Registered Public Accounting Firm
TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
RPM International Inc. and Subsidiaries
Medina, Ohio
We have audited the accompanying consolidated balance sheets of RPM International Inc. and Subsidiaries (“RPM” or “the Company”) as of May 31, 2009 and 2008 and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended May 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of RPM at May 31, 2009 and 2008 and the consolidated results of its operations and its cash flows for each of the three years in the period ended May 31, 2009, in conformity with U.S. generally accepted accounting principles.
As discussed in Note A to the Consolidated Financial Statements, effective on May 31, 2007 and June 1, 2007, the Company adopted the recognition and measurement date provisions, respectively, of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post Retirement Plans, an amendment to FAS 87, 88, 106 and 132(R).”
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of RPM’s internal control over financial reporting as of May 31, 2009, based on criteria established in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 24, 2009 expressed an unqualified opinion thereon.
Cleveland, Ohio
July 24, 2009
RPM International Inc. and Subsidiaries      61

Report of Independent Registered Public Accounting Firm
TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
RPM International Inc. and Subsidiaries
Medina, Ohio
We have audited RPM International Inc. and Subsidiaries’ (“RPM” or “the Company”) internal control over financial reporting as of May 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). RPM’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying, “Management’s Report on Internal Control Over Financial Reporting.” Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
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
In our opinion, RPM maintained, in all material respects, effective internal control over financial reporting as of May 31, 2009, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of RPM as of May 31, 2009 and 2008 and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended May 31, 2009 and our report dated July 24, 2009 expressed an unqualified opinion thereon.
Cleveland, Ohio
July 24, 2009
62      RPM International Inc. and Subsidiaries