Form 10-K, Exhibit 13
period 2010-05-31
RPM INTERNATIONAL INC/DE/
filed 2010-07-29
CIK 110621

Exhibit 13.1

Financial Section
Contents

22 Management's Discussion and Analysis
35 Consolidated Financial Statements
40 Notes to Consolidated Financial Statements
67 Quarterly Stock Price and Dividend Information
68 Management's Report on Internal Control
69 Auditor's Reports
71 Stockholder Information
72 Subsidiaries

See Fold-Out Cover for Selected Financial Data

RPM International Inc. and Subsidiaries     21

Management’s Discussion and Analysis of Results of Operations and Financial Condition
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Our Consolidated Financial Statements include the accounts of RPM International Inc. and its majority-owned subsidiaries, except for certain subsidiaries that were deconsolidated on May 31, 2010 (please refer to Note A(2) for further information). Preparation of our financial statements requires the use of estimates and assumptions that affect the reported amounts of our assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We continually evaluate these estimates, including those related to our allowances for doubtful accounts; inventories; allowances for recoverable taxes; useful lives of property, plant and equipment; goodwill and other intangible assets; environmental, warranties and other contingent liabilities; income tax valuation allowances; pension plans; and the fair value of financial instruments. We base our estimates on historical experience, our most recent facts, and other assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of our assets and liabilities. Actual results, which are shaped by actual market conditions, may differ materially from our estimates.
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
Translation of Foreign Currency Financial Statements and Foreign Currency Transactions
Our reporting currency is the U.S. dollar. However, the functional currency for each of our foreign subsidiaries is its local currency. We translate the amounts included in our Consolidated Statements of Income from our foreign subsidiaries into U.S. dollars at weighted-average exchange rates, which we believe are representative of the actual exchange rates on the dates of the transactions. Our foreign subsidiaries’ assets and liabilities are translated into U.S. dollars from local currency at the actual exchange rates as of the end of each reporting date, and we record the resulting foreign exchange translation adjustments in our Consolidated Balance Sheets as a component of accumulated other comprehensive income (loss). If the U.S. dollar strengthens, we will reflect the resulting losses as a component of accumulated other comprehensive income (loss). Conversely, if the U.S. dollar were to weaken, foreign exchange translation gains could result, which would favorably impact accumulated other comprehensive income. Translation adjustments will be included in net earnings in the event of a sale or liquidation of any of our underlying foreign investments, or in the event that we distribute the accumulated earnings of consolidated foreign subsidiaries. If we determine that the functional currency of any of our foreign subsidiaries should be the U.S. dollar, our financial statements will be affected. Should this occur, we will adjust our reporting to appropriately account for any such changes.
As appropriate, we use permanently invested intercompany loans as a source of capital to reduce exposure to foreign currency fluctuations at our foreign subsidiaries. These loans, on a consolidated basis, are treated as being analogous to equity for accounting purposes. Therefore, foreign exchange gains or losses on these intercompany loans are recorded in accumulated other comprehensive income (loss). If we determine that the functional currency of any of our subsidiaries should be the U.S. dollar, we will no longer record foreign exchange gains or losses on such intercompany loans.
Goodwill
We test our goodwill balances at least annually, or more frequently as impairment indicators arise, using a fair-value approach at the reporting unit level. Our reporting units have been identified at the component level, which is the operating segment level or one level below our operating segments. We perform a two-step impairment test. In the first step, we compare the fair value of each of our reporting units to its carrying value. We have elected to perform our annual required impairment tests, which involve the use of estimates related to the fair market values of the reporting units with which goodwill is associated, during our fourth fiscal quarter. Calculating the fair market values of reporting units requires our use of estimates and assumptions.
We use significant judgment in determining the most appropriate method to establish the fair values of each of our reporting units. We estimate the fair values of our reporting units by employing various valuation techniques, depending on the availability and reliability of comparable market value indicators, and employ methods and assumptions which include the application of third-party market value indicators and the computation of discounted future cash flows for each of our reporting unit’s annual projected earnings before interest, taxes, depreciation and amortization (“EBITDA”). For each of our reporting units, we calculate a break-even multiple based on its carrying value as of the testing date. We then compare each reporting unit’s break-even EBITDA market multiple to guideline EBITDA market multiples applicable to our industry and peer group, the data for which we develop internally and through third-party sources. The result of this analysis provides us with insight and sensitivity as to which reporting units, if any, may have a higher risk for a potential impairment.

22     RPM International Inc. and Subsidiaries

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
Our annual goodwill impairment analysis for fiscal 2010 did not result in any impairment loss. The excess of fair value over carrying value for reporting units as of March 1, 2010, ranged from approximately $3.4 million (for a new reporting unit acquired within the last 12 months) to $647.1 million. In order to evaluate the sensitivity of the fair value calculations of our goodwill impairment test, we applied a hypothetical 5% decrease to the fair values of each reporting unit. This hypothetical 5% decrease would result in excess fair value over carrying value ranging from approximately $0.3 million to $603.7 million for our reporting units. Further, we compare the sum of the fair values of our reporting units resulting from our discounted cash flow calculations to our market capitalization as of our valuation date. We use this comparison to further assess the reasonableness of the assumptions employed in our valuation calculations. As of the valuation date, the sum of the fair values we calculated for our reporting units approximated our market capitalization. Our goodwill impairment analysis for fiscal 2009 resulted in an impairment charge related to a reduction in the carrying value of goodwill relating to our Fibergrate reporting unit by $14.9 million to approximately $23 million, which resulted primarily from soft domestic commercial construction sales impacting this reporting unit during fiscal 2009.
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
Additionally, we test all indefinite-lived intangible assets for impairment at least annually during our fiscal fourth quarter. Measuring a potential impairment of non-goodwill intangibles and other long-lived assets requires the use of various estimates and assumptions, including the determination of which cash flows are directly related to the assets being evaluated, the respective useful lives over which those cash flows will occur and potential residual values, if any. If we determine that the carrying values of these assets may not be recoverable based upon the existence of one or more of the above-described indicators or other factors, any impairment amounts would be measured based on the projected net cash flows expected from these assets, including any net cash flows related to eventual disposition activities. The determination of any impairment losses would be based on the best information available, including internal estimates of discounted cash flows; quoted market prices, when available; and independent appraisals, as appropriate, to determine fair values. Cash flow estimates would be based on our historical experience and our internal business plans, with appropriate discount rates applied. Our fiscal 2010 annual impairment tests of each of our indefinite-lived intangible assets did not result in any impairment loss; however, our fiscal 2009 annual impairment tests of these assets resulted in an impairment loss of $0.5 million related to the reduction in carrying value of one of our tradenames. This loss was primarily the result of continued declines in sales and projected sales in one of our businesses which operates primarily in the residential housing market. We also performed a recoverability test with respect to the assets of both of our entities that incurred goodwill or other intangible asset impairments during fiscal 2009. The tests included the comparison of our estimation of undiscounted future cash flows associated with these businesses to their respective book value as of the date of our annual impairment tests. No impairment losses were required as a result of either of these tests for recoverability.
Income Taxes
Our provision for income taxes is calculated using the liability method which requires the recognition of deferred income taxes. Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and certain changes in valuation allowances. We provide valuation allowances against deferred tax assets if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.
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
Further, at each interim reporting period, we estimate an effective income tax rate that is expected to be applicable for the full year. Significant judgment is involved regarding the application of global income tax laws and regulations and when projecting the

RPM International Inc. and Subsidiaries     23

jurisdictional mix of income. Additionally, interpretation of tax laws, court decisions or other guidance provided by taxing authorities influences our estimate of the effective income tax rates. As a result, our actual effective income tax rates and related income tax liabilities may differ materially from our estimated effective tax rates and related income tax liabilities. Any resulting differences are recorded in the period they become known.
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
Our environmental-related accruals are similarly established and/or adjusted as more information becomes available upon which costs can be reasonably estimated. Here again, actual costs may vary from these estimates because of the inherent uncertainties involved, including the identification of new sites and the development of new information about contamination. Certain sites are still being investigated; therefore, we have been unable to fully evaluate the ultimate costs for those sites. As a result, accruals have not been estimated for certain of these sites and costs may ultimately exceed existing estimated accruals for other sites. We have received indemnities for potential environmental issues from purchasers of certain of our properties and businesses and from sellers of some of the properties or businesses we have acquired. We have also purchased insurance to cover potential environmental liabilities at certain sites. If the indemnifying or insuring party fails to, or becomes unable to, fulfill its obligations under those agreements or policies, we may incur environmental costs in addition to any amounts accrued, which may have a material adverse effect on our financial condition, results of operations or cash flows.
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
We maintain accruals for estimated income tax exposures for many different jurisdictions. Tax exposures are settled primarily through the resolution of audits within each tax jurisdiction or the closing of a statute of limitation. Tax exposures can also be affected by changes in applicable tax laws or other factors, which may cause us to believe a revision of past estimates is appropriate. We believe that appropriate liabilities have been recorded for income tax exposures; however, actual results may differ materially from our estimates.
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
Marketable Securities
Marketable securities, included in other current and long-term assets, are composed of available-for-sale securities and are reported at fair value. Realized gains and losses on sales of investments are recognized in net income on the specific identification basis. Changes in fair values of securities that are considered temporary are recorded as unrealized gains and losses, net of applicable taxes, in accumulated other comprehensive income (loss) within stockholders’ equity. Other-than-temporary declines in market value from original cost are reflected in operating income in the period in which the unrealized losses are deemed other than temporary. In order to determine whether an other-than-temporary decline in market value has occurred, the duration of the decline in value and our ability to hold the investment to recovery are considered in conjunction with an evaluation of the strength of the underlying collateral and the extent to which the investment’s amortized cost or cost, as appropriate, exceeds its related market value.
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

24     RPM International Inc. and Subsidiaries

investment returns or the market value of plan assets or a significant decrease in interest rates could increase our net periodic pension costs and adversely affect our results of operations. A significant increase in our contribution requirements with respect to our qualified defined benefit pension plans could have an adverse impact on our cash flow.
Changes in our key plan assumptions would impact net periodic benefit expense and the projected benefit obligation for our defined benefit and various postretirement benefit plans. Based upon May 31, 2010 information, the following tables reflect the impact of a 1% change in the key assumptions applied to our defined benefit pension plans in the U.S. and internationally:

	U.S.		International
	1%	1%	1%	1%
(In millions)	Increase	Decrease	Increase	Decrease

Discount Rate
Increase (decrease) in expense in FY 2010	$(2.6)	$3.0	$(1.3)	$1.3
Increase (decrease) in obligation as of May 31, 2010	$(27.1)	$30.1	$(17.7)	$25.9
Expected Return on Plan Assets
Increase (decrease) in expense in FY 2010	$(1.1)	$1.1	$(1.0)	$1.0
Increase (decrease) in obligation as of May 31, 2010	N/A	N/A	N/A	N/A
Compensation Increase
Increase (decrease) in expense in FY 2010	$2.1	$(1.9)	$0.9	$(0.6)
Increase (decrease) in obligation as of May 31, 2010	$10.3	$(9.4)	$5.3	$(4.8)

Based upon May 31, 2010 information, the following tables reflect the impact of a 1% change in the key assumptions applied to our various postretirement health care plans:

	U.S.		International
	1%	1%	1%	1%
(In millions)	Increase	Decrease	Increase	Decrease

Discount Rate
Increase (decrease) in expense in FY 2010	$—	$—	$(0.2)	$0.2
Increase (decrease) in obligation as of May 31, 2010	$(0.6)	$0.7	$(2.4)	$3.1
Healthcare Cost Trend Rate
Increase (decrease) in expense in FY 2010	$—	$—	$0.2	$(0.2)
Increase (decrease) in obligation as of May 31, 2010	$0.4	$(0.3)	$3.2	$(2.5)

BUSINESS SEGMENT INFORMATION
Our business is divided into two reportable segments: the industrial reportable segment and the consumer reportable segment. Within each reportable segment, we aggregate several operating segments that consist of individual groups of companies and product lines, which generally address common markets, share similar economic characteristics, utilize similar technologies and can share manufacturing or distribution capabilities. Our five operating segments represent components of our business for which separate financial information is available that is utilized on a regular basis by our chief executive officer in determining how to allocate the assets of the Company and evaluate performance. These five operating segments are each managed by an operating segment manager, who is responsible for the day-to-day operating decisions and performance evaluation of the operating segment’s underlying businesses. We evaluate the profit performance of our segments primarily based on gross profit, and, to a lesser extent, income (loss) before income taxes, but also look to earnings (loss) before interest and taxes (“EBIT”) as a performance evaluation measure because interest expense is essentially related to corporate acquisitions, as opposed to segment operations. Over the past several years, a number of product lines included within our RPM II/Consumer Group were either sold to third-parties or reassigned to other operating segments within our consumer reportable segment to better align with how management views our business. After a comprehensive review and analysis of the remaining product lines in the RPM II/Consumer Group and the current customer base and markets served, it was determined that these remaining businesses are more appropriately accounted for in our RPM II/ Industrial Group. Total net sales for these businesses approximated 3.0% of consolidated net sales for the year ended May 31, 2009. The financial statements and notes contained herein reflect the reclassification of these product lines to the RPM II/Industrial Group (now referred to as the RPM II Group) for all periods presented.
Our industrial reportable segment products are sold throughout North America and also account for the majority of our international sales. Our industrial product lines are sold directly to contractors, distributors and end-users, such as industrial manufacturing facilities, public institutions and other commercial customers. This reportable segment comprises three separate operating segments — our Building Solutions Group, Performance Coatings Group, and RPM II Group. Products and services within this reportable segment include construction chemicals; roofing systems; weatherproofing and other sealants; polymer flooring; edible coatings and specialty glazes for pharmaceutical, cosmetic and food industries; and other specialty chemicals.
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

RPM International Inc. and Subsidiaries     25

smaller customers through distributors. This reportable segment comprises two operating segments — our DAP Group and our Rust-Oleum Group. Products within this reportable segment include specialty, hobby and professional paints; caulks; adhesives; silicone sealants; and wood stains.
In addition to our two reportable segments, there is a category of certain business activities and expenses, referred to as corporate/ other, that does not constitute an operating segment. This category includes our corporate headquarters and related administrative expenses, results of our captive insurance companies, gains or losses on the sales of certain assets and other expenses not directly associated with either reportable segment. Assets related to the corporate/other category consist primarily of investments, prepaid expenses, deferred pension assets, and headquarters’ property and equipment. These corporate and other assets and expenses reconcile reportable segment data to total consolidated income before income taxes, interest expense and earnings before interest and taxes.
The following table reflects the results of our reportable segments consistent with our management philosophy, and represents the information we utilize, in conjunction with various strategic, operational and other financial performance criteria, in evaluating the performance of our portfolio of product lines.
SEGMENT INFORMATION

(In thousands) Year Ended May 31	2010	2009	2008

Net Sales
Industrial Segment	$2,328,194	$2,367,401	$2,472,421
Consumer Segment	1,084,522	1,000,766	1,171,370

Consolidated	$3,412,716	$3,368,167	$3,643,791

Gross Profit
Industrial Segment	$1,008,147	$988,262	$1,048,221
Consumer Segment	427,228	364,827	450,316

Consolidated	$1,435,375	$1,353,089	$1,498,537

Income (Loss) Before Income Taxes(a)
Industrial Segment
Income Before Income Taxes(a)	$225,528	$180,395 (e)	$267,424
Interest (Expense), Net(b)	(1,709)	(582)	(2,011)

EBIT(c)	$227,237	$180,977	$269,435

Consumer Segment
Income Before Income Taxes(a)	$147,019	$97,279	$146,602
Interest (Expense), Net(b)	37	(4,623)	(5,628)

EBIT(c)	$146,982	$101,902	$152,230

Corporate/Other
(Expense) Before Income Taxes(a)	$(104,093)	$(96,806)	$(380,019	)(d)
Interest (Expense), Net(b)	(50,025)	(55,049)	(44,372)

EBIT(c)	$(54,068)	$(41,757)	$(335,647)

Consolidated
Income Before Income Taxes(a)	$268,454	$180,868	$34,007
Interest (Expense), Net(b)	(51,697)	(60,254)	(52,011)

EBIT(c)	$320,151	$241,122	$86,018

(a)	The presentation includes a reconciliation of Income (Loss) Before Income Taxes, a measure defined by Generally Accepted Accounting Principles (GAAP) in the United States, to EBIT.

(b)	Interest (expense), net includes the combination of interest expense and investment expense (income), net.

(c)	EBIT is defined as earnings (loss) before interest and taxes. We evaluate the profit performance of our segments primarily based on gross profit, and, to a lesser extent, income (loss) before income taxes, but also look to EBIT as a performance evaluation measure because interest expense is essentially related to corporate acquisitions, as opposed to segment operations. We believe EBIT is useful to investors for this purpose as well, using EBIT as a metric in their investment decisions. EBIT should not be considered an alternative to, or more meaningful than, operating income as determined in accordance with GAAP, since EBIT omits the impact of interest and taxes in determining operating performance, which represent items necessary to our continued operations, given our level of indebtedness and ongoing tax obligations. Nonetheless, EBIT is a key measure expected by and useful to our fixed income investors, rating agencies and the banking community, all of whom believe, and we concur, that this measure is critical to the capital markets’ analysis of our segments’ core operating performance. We also evaluate EBIT because it is clear that movements in EBIT impact our ability to attract financing. Our underwriters and bankers consistently require inclusion of this measure in offering memoranda in conjunction with any debt underwriting or bank financing. EBIT may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results.

(d)	The asbestos charges, totaling $288.1 million in fiscal 2008, are reflected in Corporate/Other, and relate to our Bondex International, Inc. subsidiary (see Note A(2) and Note I to the Consolidated Financial Statements).

(e)	Our industrial reportable segment results for fiscal 2009 reflect the impact of impairment losses resulting from the reduction in carrying values of goodwill and other intangible assets, totaling $15.5 million (see Note A(10) to the Consolidated Financial Statements).

26     RPM International Inc. and Subsidiaries

RESULTS OF OPERATIONS
Fiscal 2010 Compared with Fiscal 2009
Net Sales On a consolidated basis, net sales of $3.41 billion for the year ended May 31, 2010 increased 1.3%, or $44.5 million, over net sales of $3.37 billion for the year ended May 31, 2009. The organic growth in sales in fiscal 2010 amounted to 0.3%, or $10.7 million, of the growth in net sales over the prior year’s result, which includes the impact of net favorable foreign exchange rates year-over-year, which amounted to 1.1%, or $35.8 million, and favorable pricing of 0.2% or $7.5 million, which were partially offset by volume-related declines approximating 1.0% or $32.6 million. Foreign exchange gains resulted from the weak dollar against nearly all major foreign currencies, with the majority of the gains resulting from the stronger euro and Canadian dollar. Seven acquisitions over the past year provided 1.0% of sales growth over last year’s sales, or $33.8 million.
Industrial segment net sales, which comprised 68.2% of consolidated net sales for fiscal 2010, totaled $2.33 billion, representing a decline of 1.7% from $2.37 billion during fiscal 2009. This segment’s net sales decline resulted primarily from lower organic sales, which accounted for 3.0% of the sales decline from prior year’s sales. That 3.0% decline was driven by lower sales volume of 4.2% or $98.5 million, and was partially offset by net favorable foreign exchange differences of 1.2% or $28.8 million. Six small acquisitions provided an additional 1.3% or $30.9 million to this segment’s net sales during 2010 versus the same period a year ago. The pure unit organic sales decline in the industrial segment resulted primarily from declines in our industrial product lines, especially those exposed to the domestic commercial construction market, which we expect will turn around during the second half of fiscal 2011. A few of our industrial segment product lines, including roofing, fluorescent pigments and polymer flooring products, continued to grow organic sales during fiscal 2010, despite the impact of the continuing weak economic environment on certain sectors of our domestic commercial construction markets. We continue to secure new business through the strength of our brands, new product innovation and global expansion.
Consumer segment net sales, which comprised 31.8% of consolidated net sales for fiscal 2010, increased by 8.4% to $1.08 billion from $1.00 billion during fiscal 2009. The improvement in this segment was almost entirely organic, including the impact of higher sales volume of 6.6% or $66.0 million, prior period price increases, which provided 0.8%, and the impact of net favorable foreign exchange rates for approximately 0.7%. The organic sales volume increase during the current year was the result of increased market share, new product introductions, and a more stable market demand for consumer repair and maintenance products. Our consumer segment continues to increase market penetration at major retail accounts with various new product launches and broader channel penetration, while also maintaining a focus on our existing repair and maintenance oriented products.
Gross Profit Margin Our consolidated gross profit improved to 42.1% of net sales for fiscal 2010 from 40.2% of net sales for fiscal 2009. The year-over-year impact of lower raw material costs provided a benefit of approximately 180 basis points (“bps”) to the current year’s gross profit margin, reflecting year-over-year declines in energy costs and demand for raw materials. However, while these raw material costs were lower versus the prior year, we experienced upward price pressure from several of our raw materials suppliers over the last six months. We have faced historically higher petroleum based input costs since 2005, which has in turn put sustained pressure on our gross margins. Historically higher material costs were driven by certain key factors, including greater divergence of natural gas versus oil prices that drove more refining of the comparatively lower cost natural gas, which in turn reduced the availability of certain oil-derived residual byproducts such as propylene monomer. In addition, the increased refinery use of cokers resulted in reduced availability of residual byproducts such as asphalt and some suppliers have idled capacity to offset reduced demand. Other factors impacting our current year gross profit margin were pricing, which favorably impacted our gross profit margin by approximately 10 bps and a favorable mix of product sold versus the same period last year, which had an impact of approximately 10 bps.
Our industrial segment gross profit for fiscal 2010 improved by 160 bps to 43.3% of net sales from last year’s result of 41.7% of net sales, which resulted primarily from the decline in certain raw material costs that had a favorable impact of approximately 160 bps.
Our consumer segment gross profit for fiscal 2010 improved by approximately 290 bps to 39.4% of net sales from 36.5% of net sales for fiscal 2009, mainly as a result of the 200 bps impact of lower raw material costs during the current year versus last year, combined with prior period price increases, which contributed approximately 50 bps. Improved operating leverage at many of our plants attributable to our prior year cost reduction initiatives provided approximately 40 bps. Although the price increases were favorable during the current year compared to last year, our pricing still has not recaptured the significant raw material cost increases we have incurred since 2005. Additionally, while raw material costs were lower during the first half of fiscal 2010, we experienced upward price pressure in several of our raw materials throughout the second half of fiscal 2010.
Selling, General and Administrative Expenses (“SG&A”)
Our consolidated SG&A of 32.4% of net sales for fiscal 2010, remained flat versus last year. Results for fiscal 2010 were favorably impacted by the absence of severance costs incurred during the prior year as part of a cost reduction program implemented during fiscal 2009. The current year results also reflect the impact of lower warranty, distribution, workers compensation and environmental expenses. Those reductions were offset by higher employee compensation, benefits and advertising expenses incurred during fiscal 2010 versus fiscal 2009. Finally, there were certain direct costs related to acquisition activity that were required to be treated as expense under new accounting rules which took effect during the current fiscal year.
Our industrial segment SG&A decreased by approximately 70 bps to 33.5% of net sales for the current year versus 34.2% of net sales for fiscal 2009. This segment’s SG&A margin improvement primarily reflects the continued benefits of last year’s cost reduction initiatives, combined with lower distribution and warranty expense versus last year. The favorable impact of the headcount reductions completed during the last half of fiscal 2009 was partially offset by higher employee compensation, commissions and benefits in the current year. This segment was also unfavorably impacted by the change in accounting for acquisition-related costs, as discussed above.
Our consumer segment SG&A as a percentage of net sales for fiscal 2010 decreased by 50 bps to 25.8% compared with 26.3% a year ago. However, as a result of higher sales, SG&A increased year over year by 6.5%, primarily reflecting higher bad debt, advertising and compensation and benefits expenses.
SG&A expenses in our corporate/other category increased during fiscal 2010 to $44.7 million from $38.1 million during fiscal 2009. This $6.6 million increase reflects higher professional fees, pension and compensation expenses, including stock based compensation, versus fiscal 2009.

RPM International Inc. and Subsidiaries     27

License fee and joint venture income of approximately $2.7 million and $3.1 million for each of the years ended May 31, 2010 and 2009, respectively, are reflected as reductions of consolidated SG&A expenses.
We recorded total net periodic pension and postretirement benefit costs of $30.1 million and $22.7 million for the years ended May 31, 2010 and 2009, respectively. This increased pension expense of $7.4 million was primarily the result of a $4.4 million decline in the expected return on plan assets, combined with approximately $3.5 million of additional net actuarial losses incurred this year versus the prior year. A decrease in service costs, offset by higher interest expense, favorably impacted pension expense by approximately $0.5 million. We expect that pension expense will fluctuate on a year-to-year basis, depending primarily upon the investment performance of plan assets and potential changes in interest rates, but such changes are not expected to be material to our consolidated financial results. A decrease of 1.0% in the discount rate or expected rate of return on plan assets assumptions would result in $4.5 million and $2.1 million higher pension expense, respectively. The assumptions and estimates used to determine the discount rate and expected return on plan assets are more fully described in Note G, “Pension Plans,” and Note H, “Postretirement Benefits,” to our Consolidated Financial Statements. Further discussion and analysis of the sensitivity surrounding our most critical assumptions under our pension and postretirement plans is discussed on pages 24-25 of this report under, “Critical Accounting Policies and Estimates — Pension and Postretirement Plans.”
Interest Expense Interest expense was $59.3 million for fiscal 2010 versus $54.5 million last year. Higher average interest rates this year of 6.24% compared to 5.20% last year, increased interest expense by $10.1 million, while lower average borrowings, net of additional borrowings for acquisitions, reduced interest expense this year by approximately $5.3 million versus last year.
Investment Expense (Income), Net Net investment income of $7.6 million for fiscal 2010 compares to fiscal 2009 net investment expense of $5.8 million. Net realized gains on the sales of investments resulted in a net gain of $2.2 million for fiscal 2010 versus a net gain of $1.6 million for fiscal 2009. Impairments recognized on securities that management has determined are other-than-temporary declines in value during the current fiscal year totaled approximately $0.3 million, while these losses approximated $15.1 million for fiscal 2009. Dividend and interest income totaling $5.7 million during the current year compares with $7.7 million of income during last year.
Other (Income) Expense, Net Other expense, net of $9.3 million during fiscal 2010 compares to fiscal 2009 of $3.3 million. Fiscal 2010 includes the impact of the deconsolidation of Specialty Products Holding Corporation of $7.9 million, which is more fully described in Note A(2).
Income Before Income Taxes (“IBT”) Our consolidated pretax income for fiscal 2010 of $268.5 million compares with last year’s pretax income of $180.9 million, for a margin on net sales of 7.9% versus 5.4% a year ago. The improvement in fiscal 2010 over fiscal 2009 was driven primarily by the combination of lower raw material costs, the favorable impact during the current fiscal year of the prior year cost reduction initiatives, and the prior year goodwill and other intangible asset impairment, which did not recur in fiscal 2010.
Our industrial segment had IBT of $225.5 million for fiscal 2010 versus last year’s IBT of $180.4 million, principally reflecting a more benign raw material cost environment experienced during this year versus last year. Last year’s industrial segment IBT included goodwill and other intangible asset impairment charges of $15.5 million during the fourth quarter. Our consumer segment IBT improved to $147.0 million for the year, from $97.3 million last year, resulting primarily from the 8.1% organic sales improvement over last year, combined with more stable raw material costs and the benefit of leveraging plant overheads with higher sales volumes.
Income Tax Rate Our effective income tax rate of 32.5% for the year ended May 31, 2010 compared to an effective income tax rate of 33.9% for the year ended May 31, 2009.
For the year ended May 31, 2010 and, to a lesser extent, for the year ended May 31, 2009, the effective tax rate differed from the federal statutory rate due to decreases in the effective tax rate principally as a result of the impact of certain foreign operations on our U.S. taxes and lower effective tax rates in certain of our foreign jurisdictions.
For the years ended May 31, 2010 and May 31, 2009, the decreases in the effective tax rate were partially offset by valuation allowances associated with losses incurred by certain of our foreign businesses, valuation allowances associated with foreign tax credits, state and local income taxes and other non-deductible business operating expenses. In addition, the decrease in the effective tax rate for the year ended May 31, 2009 was partially offset by the non-deductible impairment of goodwill, which impacted the tax provision by $5.2 million.
As of May 31, 2010, we have determined, based on the available evidence, that it is uncertain whether we will be able to recognize certain deferred tax assets. Therefore, in accordance with the provisions of ASC 740, “Income Taxes” (formerly SFAS No. 109, “Accounting for Income Taxes”), we intend to maintain the tax valuation allowances recorded at May 31, 2010 for certain deferred tax assets until sufficient positive evidence (for example, cumulative positive foreign earnings or additional foreign source income) exists to support their reversal. These valuation allowances relate to U.S. foreign tax credit carryforwards, certain foreign net operating losses and net foreign deferred tax assets recorded in purchase accounting. In accordance with ASC 805, “Business Combinations” (formerly SFAS No. 141R, “Business Combinations”) any reversal of a tax valuation allowance that was recorded in purchase accounting will be recorded as a reduction to income tax expense.
Net Income Net income of $181.1 million for fiscal 2010 compares to net income of $119.6 million last year, for a net margin on sales of 5.3% compared to the prior year margin of 3.6%. The improved results for the current year over the prior year reflects the benefit of higher gross margins attributable to prior year cost reduction initiatives and more stable raw material comparisons. During fiscal 2010, we had net income from noncontrolling interests of $1.1 million, which we anticipate will increase in fiscal 2011 and into the future as a result of our deconsolidation of SPHC, as more fully described in Note A and Note I to the Consolidated Financial Statements.
Diluted earnings per share of common stock for this year of $1.39 compares with $0.93 last year.
Fiscal 2009 Compared with Fiscal 2008
Net Sales On a consolidated basis, net sales of $3.4 billion for the year ended May 31, 2009 declined 7.6%, or $275.6 million, over net sales of $3.6 billion during fiscal 2008. The organic decline in sales amounted to 10.2%, or $369.8 million, of the shortfall in net sales over the fiscal 2008 result, which includes volume-related declines of 9.9%, or $358.4 million, and the impact of net unfavorable foreign exchange rates versus fiscal 2008,

28     RPM International Inc. and Subsidiaries

which amounted to 3.4%, or $123.6 million, offset partially by pricing initiatives representing 3.1% of the fiscal 2008 sales, or $112.2 million. These pricing initiatives, including those across both of our reportable segments, were instituted primarily during prior periods in order to offset the rising costs of many of our raw materials. Foreign exchange losses resulted from the strong dollar against nearly all major foreign currencies, with the majority of the losses resulting from the weaker euro and Canadian dollar. Eleven small acquisitions provided 2.6% of sales growth over fiscal 2008, or $94.2 million. The worldwide recession during fiscal 2009 impacted nearly every product line we offer in both of our reportable segments. However, despite the downturn, many of our businesses continued to either maintain their market share or gain market share as competitors dropped out of the marketplace.
Industrial segment net sales, which comprised 70.3% of fiscal 2009 consolidated net sales, totaled $2.37 billion, a decline of 4.2% from $2.47 billion during fiscal 2008. This segment’s net sales decline resulted primarily from an overall decline in organic sales, which accounted for a 9.3% decline over fiscal 2008 sales, and included 4.0% from net unfavorable foreign exchange differences and volume declines approximating 8.2%, offset partially by 2.9% as a result of prior-period price increases. Nine small acquisitions provided 5.0% growth over fiscal 2008. The organic sales volume decline in the industrial segment resulted primarily from declines in global sealants and roofing products, as well as exterior insulated finishing systems products. There was slow but continued growth throughout fiscal 2009 from ongoing industrial and commercial maintenance and improvement activities in Canada, Latin America, South Africa and the Middle East. Despite the impact of the continued weak economic environment on certain sectors of our domestic commercial construction markets during fiscal 2009, we continued to secure new business through strong brand offerings, new product innovations and international expansion.
Consumer segment net sales, which comprised 29.7% of consolidated net sales for fiscal 2009, totaled $1.00 billion, a decline of 14.6% from $1.17 billion during fiscal 2008. The decline in this segment was primarily organic, which accounted for 12.0% of the decline over fiscal 2008 sales and included volume declines approximating 13.5%. Net unfavorable foreign exchange rates accounted for approximately 2.2% of the decline. Prior-period price increases had a 3.6% favorable impact on this segment’s sales, while net divestitures represented 2.5% of the total decline. The organic sales volume decline reflected the continued weakness in the economy, including sluggish sales for retailers and distributors impacted by the domestic housing recession during fiscal 2009. Our consumer segment continued to increase market penetration at major retail accounts with various new product launches combined with a renewed focus on sales of our various repair and maintenance product lines.
Gross Profit Margin Our consolidated gross profit declined to 40.2% of net sales during fiscal 2009 from 41.1% of net sales during fiscal 2008, or approximately 90 bps. This decline reflected our overall lower overhead absorption resulting from a 9.9% decline in organic sales volume, as discussed above, which reduced gross profit as a percent of sales by approximately 100 bps. Higher raw material costs during fiscal 2009 versus fiscal 2008 negatively impacted the fiscal 2009 gross profit margin by approximately 200 bps, reflecting increases in oil prices and energy costs, which had previously put upward pressure on many of our raw material, packaging and transportation costs. Higher pricing, which favorably impacted our gross profit margin by approximately 210 bps, partially offset the combination of these year-over-year higher raw material costs and the effect of declining sales volumes. While many of our key raw material costs, such as plasticizers, epoxies, various solvents and resins, were higher during fiscal 2009 than they were during fiscal 2008, we experienced some relief in certain other raw material and transportation costs this year, as a result of declines in certain energy prices.
Our industrial segment gross profit for fiscal 2009 fell by 70 bps, to 41.7% of net sales from 42.4% of net sales during fiscal 2008. This segment’s 8.2% decline in organic sales volume unfavorably impacted this segment’s gross margin by approximately 120 bps during fiscal 2009, in addition to higher raw material costs, which had a negative impact of approximately 130 bps. Higher selling prices approximating 180 bps slightly offset these costs.
Our consumer segment gross profit for fiscal 2009 declined to 36.5% of net sales from 38.4% of net sales during fiscal 2008, or approximately 190 bps, mainly as a result of the approximate 360 bps impact of higher raw material costs, partially offset by the impact of price increases approximating 270 bps. The remaining 100 bps related to this segment’s organic sales volume decline of 13.5% versus net sales volume during fiscal 2008.
SG&A Our consolidated SG&A increased to 32.6% of net sales for fiscal 2009 compared with 30.8% during fiscal 2008. The 180 bps increase in SG&A as a percent of sales primarily reflects the impact of the 9.9% decline in organic sales volume, as previously discussed. The increase in SG&A as a percent of sales also reflects the impact of higher warranty expense during fiscal 2009, approximating 50 bps, and the combination of additional bad debt expense, unfavorable environmental reserve increases, and certain higher employment-related benefit costs. These higher expenses were offset partially by lower stock-based compensation expense, lower distribution expense, reductions in advertising expense and lower legal expenses, totaling approximately 40 bps. There were also certain additional strategic initiatives that were undertaken by certain of our businesses during fiscal 2009 in order to reduce our fixed cost base in light of the current worldwide recession. These initiatives included headcount reductions, which resulted primarily in severance costs approximating 60 bps for fiscal 2009. The costs of these initiatives were slightly more than offset by the end of fiscal 2009 by the savings accumulated from the resulting lower headcount.
Our industrial segment SG&A increased to 34.2% of net sales for fiscal 2009 from 31.5% during fiscal 2008, reflecting the impact of the 8.2% decline in sales volume during fiscal 2009 versus fiscal 2008. Also reflected in the increase is the impact of higher warranty expense during fiscal 2009 in this segment, which began to trend higher during the last half of fiscal 2009. There was also additional bad debt expense incurred during fiscal 2009, however, this was more than offset by net favorable foreign currency adjustments. As mentioned above, during fiscal 2009 certain of our businesses incurred severance expense in an effort to bring costs down as a result of the weak economic environment. This segment’s fiscal 2009 costs relating to these initiatives were slightly more than offset by the favorable impact of the resulting headcount reductions by the end of the fiscal year.
Our consumer segment SG&A as a percent of net sales for fiscal 2009 increased by 90 bps to 26.3% compared with 25.4% of net sales during fiscal 2008, reflecting the unfavorable margin impact of the 13.5% sales volume decline in net sales in this segment, in addition to unfavorable foreign exchange adjustments during fiscal 2009, higher employment-related benefit expense and unfavorable environmental reserve adjustments. The strategic reductions in this segment’s workforce, which resulted in severance and other related costs during fiscal 2009, was offset by the benefits of the reduced headcount expense by the end of fiscal 2009.

RPM International Inc. and Subsidiaries     29

SG&A expenses in our corporate/other category decreased during fiscal 2009 by approximately $4.0 million, to $38.1 million from $42.1 million for fiscal 2008. The decrease reflects the combination of lower compensation, including stock based compensation, and lower insurance expense incurred during fiscal 2009 versus fiscal 2008, which provided a combined benefit of approximately $10.2 million. During fiscal 2009, we also recorded a gain on our partial repurchase of our 4.45% bonds at a discount, totaling approximately $0.8 million, and had lower year-over-year costs relating to travel, meetings, and other expenses as a result of tighter cost controls implemented during the current year. Partially offsetting these items was the impact of net unfavorable foreign currency adjustments, which totaled approximately $8.0 million, and other higher employment-related benefit expenses, including higher hospitalization and workers compensation costs.
License fee and joint venture income of approximately $3.1 million and $3.3 million for each of the years ended May 31, 2009 and 2008, respectively, are reflected as reductions of consolidated SG&A expenses.
We recorded total net periodic pension and postretirement benefit costs of $22.7 million and $18.6 million for the years ended May 31, 2009 and 2008, respectively. This increased pension expense of $4.1 million was the result of higher interest costs approximating $2.8 million, net actuarial losses incurred of approximately $0.9 million and approximately $0.6 million less in curtailment gains during fiscal 2009 versus fiscal 2008. Slightly offsetting these unfavorable items was the impact of $0.2 million in additional gains relating to the expected return on plan assets during fiscal 2009. We expect that pension expense will fluctuate on a year-to-year basis, depending primarily upon the investment performance of plan assets and potential changes in interest rates, but such changes are not expected to be material to our consolidated financial results.
Asbestos Charge As described in Note I, “Reorganization Proceedings of Certain Subsidiaries,” to the Consolidated Financial Statements, we recorded pre-tax asbestos charges of $288.1 million during the fiscal year ended May 31, 2008, in connection with the calculation of our liability for unasserted-potential-future-asbestos-related claims by an independent consulting firm. There was no related charge taken or incurred during the fiscal years ended May 31, 2010 and 2009. For additional information, please refer to Note I, “Reorganization Proceedings of Certain Subsidiaries,” to the Consolidated Financial Statements.
Goodwill and Other Intangible Asset Impairments As described in Note A(11), “Goodwill and Other Intangible Assets,” to the Consolidated Financial Statements, we recorded impairment charges related to a reduction of the carrying value of goodwill and other intangible assets totaling $15.5 million for the fiscal year ended May 31, 2009. The results of our annual impairment testing for the fiscal years ended May 31, 2008 did not result in any adjustments to the carrying value of goodwill or other intangible assets. For additional information, please refer to Note A(11) to the Consolidated Financial Statements and the Critical Accounting Policies discussed herein.
Interest Expense Interest expense was $54.5 million during fiscal 2009 versus $65.5 million during fiscal 2008, or a decrease of $11.0 million. The combination of lower interest rates, which averaged 5.19% overall for fiscal 2009 compared with 5.56% for fiscal 2008, and lower average borrowings, net of additional borrowings for acquisitions, reduced interest expense this year by approximately $13.2 million versus fiscal 2008. Partially offsetting this reduction was the impact of additional bond financing-related costs approximating $2.2 million.
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
Other Expense, Net Other expense, net, of $3.3 million during fiscal 2009 compares to fiscal 2008 other income, net of $5.4 million.
IBT Our consolidated IBT for fiscal 2009 of $180.9 million compares with last year’s IBT of $34.0 million, for a margin on net sales of 5.4% versus 0.9% a year ago. Reflected in the figures for fiscal 2009 was the impact of impairment losses of $15.5 million resulting from a reduction in the carrying values of goodwill and other intangible assets recognized during the fourth quarter of fiscal 2009. Reflected in the figures for fiscal 2008 was the impact of the $288.1 million asbestos-related charge taken during the fourth quarter of fiscal 2008, as previously discussed.
Our industrial segment had IBT of $180.4 million during fiscal 2009 versus IBT of $267.4 million for fiscal 2008, reflecting this segment’s 8.2% decline in organic sales volume during fiscal 2009, as previously discussed, in addition to certain higher raw material costs, the goodwill and other intangible asset impairment loss and additional warranty expense during fiscal 2009. Our consumer segment IBT declined to $97.3 million for fiscal 2009, from $146.6 million during fiscal 2008, primarily as a result of the 13.5% organic sales decline combined with unfavorable foreign exchange adjustments and certain higher raw material costs.
Income Tax Rate Our effective income tax expense rate of 33.9% for the year ended May 31, 2009 compared to an effective income tax benefit rate of 30.6% for the year ended May 31, 2008.
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

30     RPM International Inc. and Subsidiaries

Net Income Net income of $119.6 million for the year ended May 31, 2009 compares to net income of $44.4 million for fiscal 2008, for a net margin on sales of 3.6% for fiscal 2009 compared to a net margin on sales of 1.2% for fiscal 2008. The fiscal 2009 net income reflects the after-tax impact of the goodwill and other intangible asset impairment losses of $15.3 million, while net income for fiscal 2008 reflects the after-tax impact of the asbestos-related charge of $185.1 million. Excluding those items, the net margin on sales for fiscal 2009 and 2008 would have been 4.0% and 6.3%, respectively. The overall decline in the net margin on sales reflects the impact of declining organic sales volume, which impacted sales by 9.9% during fiscal 2009, combined with higher raw material costs and expenses related to higher warranty, bad debt, and other-than-temporary losses on marketable securities incurred during fiscal 2009.
Diluted earnings per share of common stock of $0.93 for fiscal 2009 compares with diluted earnings per share of $0.36 for fiscal 2008.
LIQUIDITY AND CAPITAL RESOURCES
Operating Activities
Operating activities provided cash flow of $203.9 million during fiscal 2010 compared with $267.0 million of cash provided during fiscal 2009, a decrease of approximately 23.6%.
The net decrease in cash from operations includes the favorable change in net income, adjusted for non-cash expenses and income, which increased by approximately $69.9 million versus last year, more than offset by changes in working capital accounts, asbestos payments and other accruals. The current period increase in accounts receivable since May 31, 2009 used cash of $17.7 million versus the $181.6 million of cash generated from collections on accounts receivable during fiscal 2009, or approximately $199.4 million less cash provided year over year. While our collections of accounts receivable have improved, the cash collected during fiscal 2010 was less than cash collected during fiscal 2009 as a result of the relatively lower accounts receivable balance of May 31, 2009 versus May 31, 2008. Inventory balances required the use of $15.1 million of cash during fiscal 2010, compared with cash provided by a decrease in inventory of $75.0 million during fiscal 2009, or $90.1 million more cash used year over year. With regard to accounts payable, we used $139.0 million less cash during fiscal 2010 compared to fiscal 2009 as a result of a change in the timing of certain payments. Accrued compensation and benefits used approximately $36.2 million less cash versus the prior year period due to lower bonus payments made during fiscal 2010 versus fiscal 2009, while other accruals, including those for other short-term and long-term items, provided $48.2 million more in cash during fiscal 2010 versus fiscal 2009 due to changes in the timing of such payments. Cash provided from operations, along with the use of available credit lines, as required, remain our primary sources of liquidity.
As a result of SPHC and Bondex’s bankruptcy filing, all Bondex and SPHC asbestos personal injury lawsuits have been stayed due to the imposition of an automatic stay applicable in bankruptcy cases. In addition, at the request of SPHC and Bondex, the Bankruptcy Court has entered orders staying all claims against RPM International Inc. and its affiliates that are derivative of the asbestos claims against SPHC and Bondex. Prior to the bankruptcy filing, SPHC and Bondex had engaged in a strategy of litigating asbestos-related products liability claims brought against them. Claims paid during the year ended May 31, 2010, prior to the bankruptcy filing, were $92.6 million, which included defense-related payments during the year of $42.6 million. No claims have been paid since the bankruptcy filing and it is not contemplated that any claims will be paid until a plan of reorganization is confirmed and an asbestos trust is established and operating. See Note I, “Reorganization Proceedings of Certain Subsidiaries,” for additional information.
Investing Activities
Capital expenditures, other than for ordinary repairs and replacements, are made to accommodate our continued growth to achieve production and distribution efficiencies, to expand capacity and to enhance our administration capabilities. Capital expenditures of $23.2 million during fiscal 2010 compare with depreciation of $61.8 million. We expect capital spending to continue to trail depreciation expense at least through the end of fiscal 2011. Due to additional capacity, which we have brought on-line over the last several years, we believe there is adequate production capacity to meet our needs based on anticipated growth rates. Any additional capital expenditures made over the next few years will likely relate primarily to new products and technology. Not reflected in our capital expenditures is the capacity added through our recent acquisitions of product lines and businesses, which totaled approximately $11.4 million during fiscal 2010. We presently anticipate that additional shifts at our production facilities, coupled with the capacity added through acquisition activity, will enable us to meet increased demand during the current fiscal year even with these lower levels of capital spending this fiscal year.
Our captive insurance companies invest their excess cash in marketable securities in the ordinary course of conducting their operations, and this activity will continue. Differences in the amounts related to these activities on a year-over-year basis are primarily attributable to differences in the timing and performance of their investments balanced against amounts required to satisfy claims. At May 31, 2010, the fair value of our investments in marketable securities totaled $113.9 million, of which investments with a fair value of $31.2 million were in an unrealized loss position. The fair value of our portfolio of marketable securities is based on quoted market prices for identical, or similar, instruments in active or non-active markets or model-derived-valuations with observable inputs. We have no marketable securities whose fair value is subject to unobservable inputs. At May 31, 2009, the fair value of our investments in marketable securities totaled $83.3 million, of which investments with a fair value of $43.6 million were in an unrealized loss position. Total pre-tax unrealized losses recorded in accumulated other comprehensive income at May 31, 2010 and May 31, 2009 were $1.8 million and $3.8 million, respectively.
We regularly review our marketable securities in unrealized loss positions in order to determine whether or not we have the ability and intent to hold these investments. That determination is based upon the severity and duration of the decline, in addition to our evaluation of the cash flow requirements of our businesses. Unrealized losses at May 31, 2010 were generally related to the volatility in valuations over the last several months for a portion of our portfolio of investments in marketable securities. The unrealized losses generally relate to investments whose fair values at May 31, 2010 were less than 15% below their original cost or have been in a loss position for less than six consecutive months. Although we have begun to see recovery in general economic conditions, if we were to experience continuing or significant unrealized losses within our portfolio of investments in marketable securities in the future, we may recognize additional other-than-temporary impairment losses. Such potential losses could have a material impact on our results of operations in any given reporting period. As such, we continue to closely evaluate the status of our investments and our ability and intent to hold these investments.

RPM International Inc. and Subsidiaries     31

Financing Activities
As a result of the SPHC bankruptcy filing, our access to the cash flows of SPHC and its subsidiaries has been restricted. However, the bankruptcy filing has not resulted in any reductions in our credit ratings by Moody’s Investor Service, Standard & Poors or Fitch Ratings. Therefore, we feel this has not adversely impacted our ability to gain access to capital.
On October 9, 2009, we sold $300.0 million aggregate principal amount of 6.125% Notes due 2019 (the “Notes”). The net proceeds from the offering of the Notes were used to repay $163.7 million in principal amount of our unsecured notes due October 15, 2009, and approximately $120.0 million in principal amount of short-term borrowings outstanding under our accounts receivable securitization program. The balance of the net proceeds was used for general corporate purposes.
On April 7, 2009, we replaced our existing $125.0 million accounts receivable securitization program, which was set to expire on May 7, 2009, with a new, three-year, $150.0 million accounts receivable securitization program (the “AR program”). The AR program, which was established with two banks for certain of our subsidiaries (“originating subsidiaries”), contemplates that the originating subsidiaries will sell certain of their accounts receivable to RPM Funding Corporation, a wholly-owned special purpose entity (“SPE”), which will then transfer undivided interests in such receivables to the participating banks. Once transferred to the SPE, such receivables are owned in their entirety by the SPE and are not available to satisfy claims of our creditors or creditors of the originating subsidiaries until the obligations owing to the participating banks have been paid in full. The transactions contemplated by the AR program do not constitute a form of off-balance sheet financing and will be fully reflected in our financial statements. Entry into the AR program increased our liquidity by $25.0 million, but also increased our financing costs due to higher market rates. The amounts available under the AR program are subject to changes in the credit ratings of our customers, customer concentration levels or certain characteristics of the underlying accounts receivable, and therefore at certain times we may not be able to fully access the $150.0 million of funding available under the AR program. At February 28, 2010, approximately $61.9 million was available under this AR program.
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
On May 29, 2009, we entered into an amendment to our Credit Facility agreement with our lenders. Under the amendment, we are required to comply with various customary affirmative and negative covenants. These include financial covenants requiring us to maintain certain leverage and interest coverage ratios. The definition of EBITDA has been amended to add back the sum of all (i) non-cash charges relating to the write-down or impairment of goodwill and other intangibles during the applicable period, (ii) other non-cash charges up to an aggregate of $25.0 million during such applicable period and (iii) one-time cash charges incurred during the period from June 1, 2008 through May 31, 2010, but only up to an aggregate of not more than $25.0 million during such applicable period. The interest coverage ratio is calculated at the end of each fiscal quarter for the four fiscal quarters then ended. The minimum required consolidated interest coverage ratio, EBITDA to interest expense, remains 3.50 to 1 under the amendment, but allowance of the add-backs referred to above has the effect of making this covenant less restrictive. Under the terms of the leverage covenant, we may not permit our consolidated indebtedness at any date to exceed 55% of the sum of such indebtedness and our consolidated shareholders’ equity on such date, and may not permit the indebtedness of our domestic subsidiaries (determined on a combined basis and excluding indebtedness to us and indebtedness incurred pursuant to permitted receivables securitizations) to exceed 15% of our consolidated shareholders’ equity. This amendment also added a fixed charge coverage covenant beginning with our fiscal quarter ended August 31, 2009. Under the fixed charge coverage covenant, the ratio of our consolidated EBITDA for any four-fiscal-quarter-period to the sum of our consolidated interest expense, income taxes paid in cash (other than taxes on non-recurring gains), capital expenditures, scheduled principal payments on our amortizing indebtedness (other than indebtedness scheduled to be repaid at maturity) and dividends paid in cash (or, for testing periods ending on or before May 31, 2010, 70% of dividends paid in cash), in each case for such four-fiscal-quarter period, may not be less than 1.00 to 1. This amendment also included a temporary, one-year restriction on certain mergers, asset dispositions and acquisitions, and contains customary representations and warranties.
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
As of May 31, 2010, we were in compliance with all covenants contained in our Credit Facility, including the leverage, interest coverage ratio and fixed charge coverage covenants. At that date, our leverage ratio was 46.2%, while our interest coverage and fixed charge coverage ratios were 6.03:1 and 1.72:1, respectively. Additionally, in accordance with these covenants, at May 31, 2010, our domestic subsidiaries indebtedness did not exceed 15% of consolidated shareholders’ equity as of that date.

32     RPM International Inc. and Subsidiaries

Our access to funds under our Credit Facility is dependent on the ability of the financial institutions that are parties to the Credit Facility to meet their funding commitments. Those financial institutions may not be able to meet their funding commitments if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests within a short period of time. Moreover, the obligations of the financial institutions under our Credit Facility are several and not joint and, as a result, a funding default by one or more institutions does not need to be made up by the others.
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
Our available liquidity, including our cash and cash equivalents and amounts available under our committed credit facilities, stood at $688.5 million at May 31, 2010. Our debt-to-capital ratio was 46.2% at May 31, 2010, compared with 44.9% May 31, 2009.
During the first quarter of fiscal 2009, we called for redemption all of our outstanding Senior Convertible Notes due May 13, 2033. Prior to the redemption, virtually all of the holders converted their Senior Convertible Notes into shares of our common stock. For additional information, refer to Note B, “Borrowings,” to the Consolidated Financial Statements.
The following table summarizes our financial obligations and their expected maturities at May 31, 2010 and the effect such obligations are expected to have on our liquidity and cash flow in the periods indicated.
CONTRACTUAL OBLIGATIONS

		Payments Due In
	Total Contractual
(In thousands)	Payment Stream	2011	2012-13	2014-15	After 2015

Long-term debt obligations	$928,615	$4,307	$23,997	$201,401	$698,910
Operating lease obligations	149,499	33,788	44,359	24,275	47,077
Other long-term liabilities(1):
Interest payments on long-term debt obligations	393,487	55,276	110,552	85,552	142,107
Contributions to pension and postretirement plans(2)	314,400	19,900	75,700	78,300	140,500

Total	$1,786,001	$113,271	$254,608	$389,528	$1,028,594

(1)	Excluded from other long-term liabilities is our liability for unrecognized tax benefits, which totaled $4.4 million at May 31, 2010. Currently, we cannot predict with reasonable reliability the timing of cash settlements to the respective taxing authorities.

(2)	These amounts represent our estimated cash contributions to be made in the periods indicated for our pension and postretirement plans, assuming no actuarial gains or losses, assumption changes or plan changes occur in any period. The projection results assume $10.1 million will be contributed to the U.S. plans in fiscal 2011; all other plans and years assume the required minimum contribution will be made.
The condition of the U.S. dollar fluctuated throughout the year, and was moderately stronger against other major currencies where we conduct operations at the fiscal year end versus the previous year end, causing an unfavorable change in the accumulated other comprehensive income (loss) (refer to Note A) component of stockholders’ equity of $44.1 million this year versus an unfavorable change of $99.5 million last year. The change in fiscal 2010 was in addition to net changes of $(40.1) million, $(2.5) million and $(10.1) million related to adjustments required for minimum pension and other postretirement liabilities, unrealized gains on derivatives and unrealized gains on securities, respectively.
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
Interest Rate Risk
Our primary interest rate risk exposure results from our floating rate debt, including various revolving and other lines of credit (refer to Note B, “Borrowings”). At May 31, 2010, approximately 3.3% of our debt was subject to floating interest rates.
If interest rates were to increase 100 bps from May 31, 2009 and, assuming no changes in debt from the May 31, 2010 levels, the additional annual interest expense would amount to approximately $0.2 million on a pre-tax basis. A similar increase in interest rates in fiscal 2009 would have resulted in approximately $3.3 million in additional interest expense.

RPM International Inc. and Subsidiaries     33

All derivative instruments are recognized on the balance sheet and measured at fair value. Changes in the fair values of derivative instruments that do not qualify as hedges and/or any ineffective portion of hedges are recognized as a gain or loss in our Consolidated Statement of Income in the current period. Changes in the fair value of derivative instruments used effectively as fair value hedges are recognized in earnings (losses), along with the change in the value of the hedged item. Such derivative transactions are accounted for in accordance with ASC 815, “Derivative and Hedging.” We do not hold or issue derivative instruments for speculative purposes.
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
If the U.S. dollar continues to weaken, our foreign results of operations will be positively impacted, but the effect is not expected to be material. A 10% change in foreign currency exchange rates would not have resulted in a material impact to net income for the years ended May 31, 2010 and 2009. We do not currently hedge against the risk of exchange rate fluctuations.
FORWARD-LOOKING STATEMENTS
The foregoing discussion includes forward-looking statements relating to our business. These forward-looking statements, or other statements made by us, are made based on our expectations and beliefs concerning future events impacting us and are subject to uncertainties and factors (including those specified below), which are difficult to predict and, in many instances, are beyond our control. As a result, our actual results could differ materially from those expressed in or implied by any such forward-looking statements. These uncertainties and factors include (a) global markets and general economic conditions, including uncertainties surrounding the volatility in financial markets, the availability of capital and the effect of changes in interest rates, and the viability of banks and other financial institutions; (b) the prices, supply and capacity of raw materials, including assorted pigments, resins, solvents, and other natural gas and oil based materials; packaging, including plastic containers; and transportation services, including fuel surcharges; (c) continued growth in demand for our products; (d) legal, environmental and litigation risks inherent in our construction and chemicals businesses and risks related to the adequacy of our insurance coverage for such matters; (e) the effect of changes in interest rates; (f) the effect of fluctuations in currency exchange rates upon our foreign operations; (g) the effect of non-currency risks of investing in and conducting operations in foreign countries, including those relating to domestic and international political, social, economic and regulatory factors; (h) risks and uncertainties associated with our ongoing acquisition and divestiture activities; (i) risks related to the adequacy of our contingent liability reserves; (j) risks and uncertainties associated with the SPHC bankruptcy proceedings; and (k) other risks detailed in our filings with the Securities and Exchange Commission, including the risk factors set forth in our Annual Report on Form 10-K for the year ended May 31, 2010, as the same may be updated from time to time. We do not undertake any obligation to publicly update or revise any forward-looking statements to reflect future events, information or circumstances that arise after the filing date of this document.

34     RPM International Inc. and Subsidiaries

Consolidated Financial Statements
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share amounts)

	2010	2009
May 31		As Adjusted

Assets
Current Assets
Cash and cash equivalents	$215,355	$253,387
Trade accounts receivable (less allowances of $20,525 in 2010 and $22,934 in 2009)	632,485	638,659
Inventories	386,982	406,175
Deferred income taxes	19,788	44,540
Prepaid expenses and other current assets	194,126	210,155

Total current assets	1,448,736	1,552,916

Property, Plant and Equipment, at Cost
Land	33,026	33,836
Buildings and leasehold improvements	257,554	305,927
Machinery and equipment	633,506	716,792

	924,086	1,056,555
Less allowance for depreciation and amortization	541,559	586,452

Property, plant and equipment, net	382,527	470,103

Other Assets
Goodwill	768,244	856,166
Other intangible assets, net of amortization	303,159	358,097
Deferred income taxes, non-current	—	92,500
Other	101,358	80,139

Total other assets	1,172,761	1,386,902

Total Assets	$3,004,024	$3,409,921

Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable	$299,596	$294,814
Current portion of long-term debt	4,307	168,547
Accrued compensation and benefits	136,908	124,138
Accrued loss reserves	65,813	77,393
Asbestos-related liabilities	—	65,000
Other accrued liabilities	124,870	119,270

Total current liabilities	631,494	849,162

Long-Term Liabilities
Long-term debt, less current maturities	924,308	762,295
Asbestos-related liabilities	—	425,328
Other long-term liabilities	243,829	205,650
Deferred income taxes	43,152	23,815

Total long-term liabilities	1,211,289	1,417,088

Total liabilities	1,842,783	2,266,250

Stockholders’ Equity
Preferred stock, par value $0.01; authorized 50,000 shares; none issued
Common stock, par value $0.01; authorized 300,000 shares; issued 132,219 and outstanding 129,918 as of May 2010; issued 131,230 and outstanding 128,501 as of May 2009	1,299	1,285
Paid-in capital	724,089	796,441
Treasury stock, at cost	(40,686)	(50,453)
Accumulated other comprehensive (loss)	(107,791)	(31,557)
Retained earnings	502,562	427,955

Total RPM International Inc. stockholders’ equity	1,079,473	1,143,671
Noncontrolling interest	81,768	—

Total equity	1,161,241	1,143,671

Total Liabilities and Stockholders’ Equity	$3,004,024	$3,409,921

The accompanying notes to consolidated financial statements are an integral part of these statements.

RPM International Inc. and Subsidiaries     35

CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts)

	2010	2009	2008
Year Ended May 31		As Adjusted	As Adjusted

Net Sales	$3,412,716	$3,368,167	$3,643,791
Cost of Sales	1,977,341	2,015,078	2,145,254

Gross Profit	1,435,375	1,353,089	1,498,537
Selling, General and Administrative Expenses	1,105,882	1,093,203	1,118,956
Asbestos Charges	—	—	288,100
Goodwill and Other Intangible Asset Impairments	—	15,462
Interest Expense	59,273	54,460	65,523
Investment (Income) Expense, Net	(7,576)	5,794	(13,512)
Other Expense, Net	9,342	3,302	5,463

Income Before Income Taxes	268,454	180,868	34,007
Provision (Benefit) for Income Taxes	87,327	61,252	(10,421)

Net Income	181,127	119,616	44,428
Less: Net Income Attributable to Noncontrolling Interests	1,090	—	—

Net Income Attributable to RPM International Inc. Stockholders	$180,037	$119,616	$44,428

Average Number of Shares of Common Stock Outstanding
Basic	127,047	126,373	120,151
Diluted	127,731	127,689	121,388
Earnings per Share of Common Stock Attributable to RPM International Inc. Stockholders
Basic	$1.40	$0.93	$0.36
Diluted	$1.39	$0.93	$0.36
Cash Dividends Declared per Share of Common Stock	$0.815	$0.790	$0.745

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

36     RPM International Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	2010	2009	2008
Year Ended May 31			As Adjusted

Cash Flows From Operating Activities:
Net income	$181,127	$119,616	$44,428
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	61,823	62,379	62,238
Amortization	22,430	22,765	23,128
Net loss upon deconsolidation of SPHC	7,946	—	—
Goodwill and other intangible asset impairments	—	15,462	—
Other-than-temporary impairments on marketable securities	260	15,062	1,409
Provision for asbestos-related liabilities	—	—	288,100
Deferred income taxes	32,485	2,468	(73,888)
Stock-based compensation expense	10,030	8,008	13,396
Other	(1,768)	(1,316)	(1,645)
Changes in assets and liabilities, net of effect from purchases and sales of businesses:
(Increase) decrease in receivables	(17,748)	181,617	(55,056)
(Increase) decrease in inventory	(15,059)	75,014	(28,361)
(Increase) decrease in prepaid expenses and other current and long-term assets	2,230	18,024	(5,858)
Increase (decrease) in accounts payable	19,638	(119,327)	10,654
Increase (decrease) in accrued compensation and benefits	7,206	(29,039)	15,810
Increase (decrease) in accrued loss reserves	(2,705)	5,167	(5,382)
Increase (decrease) in other accrued liabilities	42,079	(14,040)	13,748
Payments made for asbestos-related claims	(92,621)	(69,417)	(82,623)
Other	(53,417)	(25,448)	14,616

Cash From Operating Activities	203,936	266,995	234,714

Cash Flows From Investing Activities:
Capital expenditures	(23,241)	(54,986)	(71,840)
Acquisition of businesses, net of cash acquired	(73,985)	(16,669)	(123,130)
Purchase of marketable securities	(105,364)	(75,410)	(110,225)
Proceeds from sales of marketable securities	93,972	65,862	92,383
Proceeds from sale of assets and businesses	1,892	852	46,544
Decrease in cash due to deconsolidation of SPHC	(18,568)		—
Other	(1,659)	(1,196)	(2,946)

Cash (Used For) Investing Activities	(126,953)	(81,547)	(169,214)

Cash Flows From Financing Activities:
Additions to long-term and short-term debt	314,059	56,816	251,765
Reductions of long-term and short-term debt	(319,642)	(51,412)	(181,074)
Cash dividends	(105,430)	(101,836)	(90,638)
Repurchase of stock		(45,360)	(6,057)
Exercise of stock options	14,667	3,188	14,481
Other	(2,283)		—

Cash (Used For) Financing Activities	(98,629)	(138,604)	(11,523)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(16,386)	(24,708)	18,258

Net Change in Cash and Cash Equivalents	(38,032)	22,136	72,235
Cash and Cash Equivalents at Beginning of Year	253,387	231,251	159,016

Cash and Cash Equivalents at End of Year	$215,355	$253,387	$231,251

Supplemental Disclosures of Cash Flows Information:
Cash paid during the year for:
Interest	$53,897	$51,316	$58,650
Income taxes	$45,090	$62,930	$59,978
Supplemental Schedule of Non-Cash Investing and Financing Activities:
Debt from business combinations	$2,991	$20	$4,314
Issuance of stock for convertible-bond redemption	$—	$150,612	$—

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

RPM International Inc. and Subsidiaries     37

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(In thousands)

	Common Stock
	Number of	Par/Stated	Paid-In
	Shares	Value	Capital

Balance at May 31, 2007	120,906	$1,209	$584,845
Cumulative effect of adoption of ASC 470 (formerly APB 14)			15,474
Impact of adoption of measurement date provisions of ASC 715 (formerly SFAS No. 158):
Net periodic benefit cost for the period March 1, 2007 — May 31, 2007, net of taxes of $1,722
Change in fair value and benefit obligation from March 1, 2007 — May 31, 2007, net of taxes of $6,203
Impact of adoption of ASC 740 (formerly FIN No. 48)

Beginning Balance, as adjusted	120,906	1,209	600,319
Net income
Translation gain and other
Dividends paid
Stock option exercises, net	750	8	10,665
Stock based compensation expense			5,239
Restricted stock awards, net	533	5	11,692

Balance at May 31, 2008	122,189	1,222	627,915
Impact of adoption of ASC 715 (formerly EITF 06-4)

Beginning Balance, as adjusted	122,189	1,222	627,915
Net income
Translation gain and other
Dividends paid
Issuance of stock for convertible bond redemption, including deferred tax benefit of $7,174	8,030	80	157,706
Shares repurchased	(2,355)	(24)
Stock option exercises, net	254	2	3,041
Stock based compensation expense			2,743
Restricted stock awards, net	383	5	5,036

Balance at May 31, 2009	128,501	1,285	796,441
Net income
Translation gain and other
Dividends paid
Deconsolidation of SPHC			(84,985)
Stock option exercises, net	981	10	12,341
Stock based compensation expense			3,852
Restricted stock awards, net	436	4	(3,560)

Balance at May 31, 2010	129,918	$1,299	$724,089

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

38     RPM International Inc. and Subsidiaries

	Accumulated		Total RPM			Total
Treasury	Other Comprehensive	Retained	International Inc.	Non-Controlling		Comprehensive
Stock	Income (Loss)	Earnings	Equity	Interests	Total Equity	Income (Loss)

$-0-	$25,140	$475,676	$1,086,870	$	$1,086,870
		(12,193)	3,281		3,281
		(3,270)	(3,270)		(3,270)
	11,658		11,658		11,658
		(1,689)	(1,689)		(1,689)

-0-	36,798	458,524	1,096,850		1,096,850
		44,428	44,428		44,428	$44,428
	64,364		64,364		64,364	64,364
		(90,638)	(90,638)		(90,638)
			10,673		10,673
			5,239		5,239
(6,057)			5,640		5,640

(6,057)	101,162	412,314	1,136,556		1,136,556	108,792

		(2,139)	(2,139)		(2,139)	—

(6,057)	101,162	410,175	1,134,417		1,134,417	108,792

		119,616	119,616		119,616	119,616
	(132,719)		(132,719)		(132,719)	(132,719)
		(101,836)	(101,836)		(101,836)
			157,786		157,786
(43,345)			(43,369)		(43,369)
(82)			2,961		2,961
			2,743		2,743
(969)			4,072		4,072

(50,453)	(31,557)	427,955	1,143,671		1,143,671	(13,103)

		180,037	180,037	1,090	181,127	181,127
	(83,454)		(83,454)		(83,454)	(83,454)
		(105,430)	(105,430)		(105,430)
	7,220		(77,765)	80,678	2,913
			12,351		12,351
			3,852		3,852
9,767			6,211		6,211

$(40,686)	$(107,791)	$502,562	$1,079,473	$81,768	$1,161,241	$97,673

RPM International Inc. and Subsidiaries     39

Notes to Consolidated Financial Statements
May 31, 2010, 2009, 2008
NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
1) Consolidation, Noncontrolling Interests and Basis of Presentation
Our financial statements include all of our majority-owned subsidiaries, except for certain subsidiaries that were deconsolidated on May 31, 2010 (please refer to Note A(2)). We account for our investments in less-than-majority-owned joint ventures under the equity method. Effects of transactions between related companies, except for certain subsidiaries that were deconsolidated, are eliminated in consolidation.
Noncontrolling interests are presented in our consolidated financial statements as if parent company investors (controlling interests) and other minority investors (noncontrolling interests) in partially-owned subsidiaries have similar economic interests in a single entity. As a result, investments in noncontrolling interests are reported as equity in our consolidated financial statements. Additionally, our consolidated financial statements include 100% of a controlled subsidiary’s earnings, rather than only our share. Transactions between the parent company and noncontrolling interests are reported in equity as transactions between stockholders provided that these transactions do not create a change in control.
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
2) Deconsolidation of Specialty Products Holding Corp. (“SPHC”)
On May 31, 2010, Bondex International, Inc. (“Bondex”) and its parent, SPHC, filed Chapter 11 reorganization proceedings in the United States Bankruptcy Court for the District of Delaware. SPHC is our wholly owned subsidiary. In accordance with Accounting Standards Codification, (“ASC”), 810, when a subsidiary becomes subject to the control of a government, court, administrator, or regulator, deconsolidation of that subsidiary is generally required. We have therefore deconsolidated SPHC and its subsidiaries from our balance sheet as of May 31, 2010, and will eliminate the results of SPHC’s operations from our results of operations beginning on that date. We believe we have no responsibility for liabilities of SPHC and Bondex. As a result of the Chapter 11 reorganization proceedings, on a prospective basis we will account for our investment in SPHC under the cost method.
We have a net receivable from SPHC at May 31, 2010, that we expect will remain unchanged until the bankruptcy proceedings have been finalized. Included in this net amount are receivables and payables, which we concluded we have the right to report as a net amount based on several factors, including the fact that all amounts are determinable, the balances are due to and from our subsidiaries, and we have been given reasonable assurance that netting the applicable receivables and payables would remain legally enforceable. We analyzed our net investment in SPHC as of May 31, 2010, which included a review of our advances to SPHC, an assessment of the collectibility of our net receivables due from SPHC, and a computation of the gain to be recorded upon deconsolidation based on the carrying amount of our investment in SPHC. In accordance with Generally Accepted Accounting Principles, (“GAAP”) in the United States, the gain on deconsolidation, related to the carrying amount of net assets of SPHC at May 31, 2010, was calculated in accordance with ASC 810-10-40-5, as follows:
a)	the aggregate of (1) the fair value of consideration received, (2) the fair value of any retained noncontrolling investment in the former subsidiary at the date the subsidiary is deconsolidated, and (3) the carrying amount of any noncontrolling interest in the former subsidiary; less

b)	the carrying amount of the former subsidiary’s assets and liabilities.
In determining the carrying value of any retained noncontrolling investment in SPHC at the date of deconsolidation we considered several factors, including analyses of cash flows combined with various assumptions relating to the future performance of this entity and a discounted value of SPHC’s recorded asbestos-related contingent obligations based on information available to us as of the date of deconsolidation. The discounted cash flow approach relies primarily on Level 3 unobservable inputs, whereby expected future cash flows are discounted using a rate that includes assumptions regarding an entity’s average cost of debt and equity, incorporates expected future cash flows based on internal business plans, and applies certain assumptions about risk and uncertainties due to the bankruptcy filing. Our estimates are based upon assumptions we believe to be reasonable, but which by nature are uncertain and unpredictable. As a result of this analysis, we determined that the carrying value of our retained interest in SPHC approximated zero.
As a result of the combined analyses of each of the components of our net investment in SPHC we recorded a net loss of approximately $7.9 million, which is reflected in Other Expense, Net, for the year ended May 31, 2010.
3) Use of Estimates
The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
4) Acquisitions/Divestitures
We account for business combinations using the purchase method of accounting and, accordingly, the assets and liabilities of the acquired entities are recorded at their estimated fair values at the acquisition date.
During the fiscal year ended May 31, 2010, we completed seven acquisitions, the majority of which report through our industrial reportable segment. Our fiscal 2010 acquisitions included the following: a manufacturer and installer of expansion joints and waterproofing systems for bridge decks and parking structures based in the U.K.; a supplier and installer of polymer flooring systems based in Australia; a Dutch manufacturer of industrial cleaners and specialty coatings; a U.K.-based fiberglass safety products supplier; a manufacturer of specialty resin-flooring products based in Ireland; a majority interest in an Indian corrosion-control coatings

40     RPM International Inc. and Subsidiaries

manufacturer; and certain assets, including intangibles, of a U.S. manufacturer of specialty [corrosion control] products. During the fiscal year ended May 31, 2009, we completed four acquisitions, all of which report through our industrial reportable segment. The acquired product lines and assets included the following: a distributor of flooring and joint sealants based in Switzerland; a contractor for insulation and air leakage control based in Canada; an industrial and commercial flooring products company based in South Africa; and various tangible and intangible assets related to construction-type metering equipment. The purchase price for each acquisition has been allocated to the estimated fair values of the assets acquired and liabilities assumed as of the date of acquisition. These acquisitions have been aggregated by year of purchase in the following table:

	Fiscal 2010 Acquisitions			Fiscal 2009 Acquisitions
	Weighted-Average			Weighted-Average
	Intangible Asset			Intangible Asset
	Amortization Life			Amortization Life
(In thousands)	(In Years)	Total		(In Years)	Total

Current assets		$34,446			$6,806
Property, plant and equipment		11,378			870
Goodwill	N/A	43,007		N/A	8,687
Tradenames — indefinite lives	N/A	6,642		N/A	1,083
Other intangible assets	6	15,026		8	3,183
Other long-term assets		242			296

Total Assets Acquired		$110,741			$20,925
Liabilities assumed		(32,309)			(4,659)

Net Assets Acquired		$78,432	(1)		$16,266	(2)

(1)	Figure includes cash acquired of $5.2 million and reductions to net assets acquired for $0.8 million for purchase accounting adjustments relating to prior period acquisitions.

(2)	Figure includes cash acquired of $1.1 million and reductions to net assets acquired for $1.5 million for purchase accounting adjustments relating to prior period acquisitions.
Our Consolidated Financial Statements reflect the results of operations of acquired businesses as of their respective dates of acquisition. Pro-forma results of operations for the years ended May 31, 2010 and May 31, 2009 were not materially different from reported results and, consequently, are not presented.
5) Foreign Currency
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
6) Accumulated Other Comprehensive Income (Loss)
Accumulated other comprehensive income (loss) consists of the following components:

		Pension
		and Other	Unrealized	Unrealized
	Foreign	Postretirement	Gain (Loss)	Gain (Loss)
	Currency	Benefit Liability	on	on
	Translation	Adjustments,	Derivatives,	Securities,
(In thousands)	Adjustments	Net of Tax	Net of Tax	Net of Tax	Total

Balance at June 1, 2007	$70,999	$(46,156)	$3,311	$8,644	$36,798
Reclassification adjustments for (gains) losses included in net income				(882)	(882)
Other comprehensive income (loss)	55,857	(1,433)	7,195	7,842	69,461
Deferred taxes		946	(2,404)	(2,757)	(4,215)

Balance at May 31, 2008	126,856	(46,643)	8,102	12,847	101,162
Reclassification adjustments for losses included in net income, net of tax of $3,989				9,682	9,682
Other comprehensive (loss)	(99,458)	(26,401)	(6,871)	(32,475)	(165,205)
Deferred taxes		9,842	2,283	10,679	22,804

Balance at May 31, 2009	27,398	(63,202)	3,514	733	(31,557)
Reclassification adjustments for losses included in net income, net of tax of $783				(1,399)	(1,399)
Other comprehensive income (loss)	(44,082)	(69,791)	(3,239)	17,574	(99,538)
Deferred taxes		22,442	1,072	(6,031)	17,483
Adjustment due to deconsolidation of SPHC	222	7,286	(288)		7,220

Balance at May 31, 2010	$(16,462)	$(103,265)	$1,059	$10,877	$(107,791)

RPM International Inc. and Subsidiaries     41

7) Cash and Cash Equivalents
For purposes of the statement of cash flows, we consider all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. We do not believe we are exposed to any significant credit risk on cash and cash equivalents. The carrying amounts of cash and cash equivalents approximate fair value.
8) Marketable Securities
The following tables summarize marketable securities held at May 31, 2010 and 2009 by asset type:

	Available-For-Sale Securities
		Gross	Gross	Fair Value
	Amortized	Unrealized	Unrealized	(Net Carrying
(In thousands)	Cost	Gains	Losses	Amount)

May 31, 2010
Equity securities:
Stocks	$46,188	$10,926	$(1,181)	$55,933
Mutual funds	24,168	3,397	(470)	27,095

Total equity securities	70,356	14,323	(1,651)	83,028
Fixed maturity:
U.S. treasury and other government	19,730	412	(62)	20,080
Corporate bonds	7,921	507	(33)	8,395
State and municipal bonds	387	4	(3)	388
Foreign bonds	1,305	55	(8)	1,352
Mortgage-backed securities	491	178	(2)	667

Total fixed maturity securities	29,834	1,156	(108)	30,882

Total	$100,190	$15,479	$(1,759)	$113,910

	Available-For-Sale Securities
		Gross	Gross	Fair Value
	Amortized	Unrealized	Unrealized	(Net Carrying
(In thousands)	Cost	Gains	Losses	Amount)

May 31, 2009
Equity securities:
Stocks	$36,475	$1,949	$(2,686)	$35,738
Mutual funds	21,321	804	(963)	21,162

Total equity securities	57,796	2,753	(3,649)	56,900
Fixed maturity:
U.S. treasury and other government	12,729	467	(3)	13,193
Corporate bonds	10,274	605	(36)	10,843
State and municipal bonds	374	3	(4)	373
Foreign bonds	967	111	(1)	1,077
Mortgage-backed securities	895	100	(80)	915

Total fixed maturity securities	25,239	1,286	(124)	26,401

Total	$83,035	$4,039	$(3,773)	$83,301

Marketable securities, included in other current and long-term assets, totaling $91.7 million and $22.2 million at May 31, 2010, respectively, and $74.1 million and $9.2 million at May 31, 2009, respectively, are composed of available-for-sale securities and are reported at fair value. Realized gains and losses on sales of investments are recognized in net income on the specific identification basis. Changes in the fair values of securities that are considered temporary are recorded as unrealized gains and losses, net of applicable taxes, in accumulated other comprehensive income (loss) within stockholders’ equity. Other-than-temporary declines in market value from original cost are reflected in income before income taxes in the period in which the unrealized losses are deemed other-than-temporary. In order to determine whether an other-than-temporary decline in market value has occurred, the duration of the decline in value and our ability to hold the investment are considered in conjunction with an evaluation of the strength of the underlying collateral and the extent to which the investment’s amortized cost or cost, as appropriate, exceeds its related market value.
Gross gains and losses realized on sales of investments were $7.9 million and $5.7 million, respectively, for the year ended May 31, 2010. Gross gains and losses realized on sales of investments were $4.7 million and $3.1 million, respectively, for the year ended May 31, 2009. During fiscal 2010 and 2009, we recognized losses of $0.3 million and $15.1 million, respectively, for securities deemed to have other-than-temporary impairments. These amounts are included in investment (income) expense, net in the Consolidated Statements of Income.

42     RPM International Inc. and Subsidiaries

Summarized below are the securities we held at May 31, 2010 and 2009 that were in an unrealized loss position included in accumulated other comprehensive (loss), aggregated by the length of time the investments had been in that position:

	May 31, 2010		May 31, 2009
		Gross		Gross
	Fair	Unrealized	Fair	Unrealized
(In thousands)	Value	Losses	Value	Losses

Total investments with unrealized losses	$31,249	$(1,759)	$43,624	$(3,773)
Unrealized losses with a loss position for less than 12 months	22,002	(1,385)	43,013	(3,721)
Unrealized losses with a loss position for more than 12 months	9,247	(374)	611	(52)

Included in the figures above for the fiscal year ended May 31, 2009 is our investment in Kemrock Industries, which had a fair value of $9.2 million, and an unrealized loss of $2.0 million at that date. We have reviewed all of the securities included in the table above and have concluded that we have the ability and intent to hold these investments until their cost can be recovered, based upon the severity and duration of the decline. Therefore, we did not recognize any other-than-temporary impairment losses on these investments. Unrealized losses at May 31, 2010 were generally related to the volatility in valuations over the last several months for a portion of our portfolio of investments in marketable securities. The unrealized losses generally relate to investments whose fair values at May 31, 2010 were less than 15% below their original cost or have been in a loss position for less than six consecutive months. Although we have seen recovery in general economic conditions during fiscal 2010, if we were to experience continuing or significant unrealized losses within our portfolio of investments in marketable securities in the future, we may recognize additional other-than-temporary impairment losses. Such potential losses could have a material impact on our results of operations in any given reporting period. As such, we continue to closely evaluate the status of our investments and our ability and intent to hold these investments.
The net carrying values of debt securities at May 31, 2010, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

(In thousands)	Amortized Cost	Fair Value

Due:
Less than one year	$6,324	$6,318
One year through five years	11,310	11,684
Six years through ten years	6,315	6,565
After ten years	5,885	6,315

	$29,834	$30,882

9) Financial Instruments
Financial instruments recorded on the balance sheet include cash and cash equivalents, trade accounts receivable, marketable securities, notes and accounts payable, and debt.
An allowance for anticipated uncollectible trade accounts receivable is established using a combination of specifically identified accounts to be reserved, and a reserve covering trends in collectibility. These estimates are based on an analysis of trends in collectibility, past experience, and individual account balances identified as doubtful based on specific facts and conditions. Receivable losses are charged against the allowance when we confirm uncollectibility.
All derivative instruments are recognized on our Consolidated Balance Sheet and measured at fair value. Changes in the fair values of derivative instruments that do not qualify as hedges and/or any ineffective portion of hedges are recognized as a gain or (loss) in our Consolidated Statement of Income in the current period. Changes in the fair value of derivative instruments used effectively as fair value hedges are recognized in earnings (losses), along with the change in the value of the hedged item. We do not hold or issue derivative instruments for speculative purposes.
Effective June 1, 2008, we implemented new guidance issued by the FASB relating to fair value accounting. The guidance clarifies the definition of fair value, establishes a framework for measuring fair value based on the inputs used to measure fair value and expands the disclosures of fair value measurements. Effective June 1, 2009, we implemented the portion of this new guidance which pertains to our nonfinancial assets and nonfinancial liabilities. Our implementation of these provisions did not have a material impact on our financial statements.
The valuation techniques utilized for establishing the fair values of assets and liabilities are based on observable and unobservable inputs. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect management’s market assumptions. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value, as follows:
Level 1 Inputs — Quoted prices for identical instruments in active markets.
Level 2 Inputs — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.
Level 3 Inputs — Instruments with primarily unobservable value drivers.

RPM International Inc. and Subsidiaries     43

The following table presents our assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

	Quoted	Significant Other	Significant
	Prices for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Fair Value at
(In thousands)	(Level 1)	(Level 2)	(Level 3)	May 31, 2010

U.S. Treasury and other government	$—	$20,080	$—	$20,080
State and municipal bonds		388		388
Foreign bonds		1,352		1,352
Mortgage-backed securities		667		667
Corporate bonds		8,395		8,395
Stocks	55,933			55,933
Mutual funds		27,095		27,095
Cross-currency swap		(1,412)		(1,412)

Total	$55,933	$56,565	$—	$112,498

	Quoted	Significant Other	Significant
	Prices for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Fair Value at
(In thousands)	(Level 1)	(Level 2)	(Level 3)	May 31, 2009

U.S. Treasury and other government	$—	$13,193	$—	$13,193
State and municipal bonds		373		373
Foreign bonds		1,077		1,077
Mortgage-backed securities		915		915
Corporate bonds		10,843		10,843
Stocks	35,738			35,738
Mutual funds		21,162		21,162
Cross-currency swap		(21,733)		(21,733)
Interest-rate swap		2,300		2,300

Total	$35,738	$28,130	$—	$63,868

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
Our cross-currency swap was designed to fix our interest and principal payments in euros for the life of our unsecured 6.70% senior notes due November 1, 2015, which resulted in an effective euro fixed-rate borrowing of 5.31%. The basis for determining the rates for this swap included three legs at the inception of the agreement: the USD fixed rate to a USD floating rate; the euro floating to euro fixed rate; and the dollar to euro basis fixed rate at inception. Therefore, we essentially exchanged fixed payments denominated in USD for fixed payments denominated in fixed euros, paying fixed euros at 5.31% and receiving fixed USD at 6.70%. The ultimate payments are based on the notional principal amounts of 150 million USD and approximately 125 million euros. There will be an exchange of the notional amounts at maturity. The rates included in this swap are based upon observable market data, but are not quoted market prices, and therefore, the cross-currency swap is considered a Level 2 liability on the fair value hierarchy. Additionally, our cross- currency swap has been designated as a hedging instrument, and is classified as other long-term liabilities in our consolidated balance sheets.
Our interest rate swap was a fixed-to-floating interest rate exchange of debt, with a fair value of zero at inception. The variable leg of this swap is based upon the benchmark interest rate designated as the interest rate risk being hedged, which is USD-LIBOR-BBA. As this rate is observable, we consider our interest rate swap to be a Level 2 asset under the fair value hierarchy.
The carrying value of our current financial instruments, which include cash and cash equivalents, marketable securities, trade accounts receivable, accounts payable, and short-term debt, approximates fair value because of the short-term maturity of these financial instruments. At May 31, 2010, the fair value of our long-term debt was estimated using active market quotes, based on our current incremental borrowing rates for similar types of borrowing arrangements which

44     RPM International Inc. and Subsidiaries

are considered to be Level 2 inputs. Based on the analysis performed, the fair value and the carrying value of our financial instruments and long-term debt as of May 31, 2010 and 2009 are as follows:

	At May 31, 2010
(In thousands)	Carrying Value	Fair Value

Cash and cash equivalents	$215,355	$215,355
Marketable equity securities	83,028	83,028
Marketable debt securities	30,882	30,882
Long-term debt, including current portion	928,615	1,000,128

	May 31, 2009
(In thousands)	Carrying Value	Fair Value

Cash and cash equivalents	$253,387	$253,387
Marketable equity securities	56,900	56,900
Marketable debt securities	26,401	26,401
Long-term debt, including current portion	930,842	887,500

10) Inventories
Inventories are stated at the lower of cost or market, cost being determined on a FIFO basis and market being determined on the basis of replacement cost or net realizable value. Inventory costs include raw materials, labor and manufacturing overhead. Inventories were composed of the following major classes:

May 31	2010	2009

(In thousands)
Raw materials and supplies	$123,144	$133,708
Finished goods	263,838	272,467

Total Inventories	$386,982	$406,175

11) Goodwill and Other Intangible Assets
We account for goodwill and other intangible assets in accordance with the provisions of ASC 350 (formerly SFAS No. 142, “Goodwill and Other Intangible Assets”) and account for business combinations using the purchase method of accounting and accordingly, the assets and liabilities of the entities acquired are recorded at their estimated fair values at the acquisition date. Goodwill represents the excess of the purchase price paid over the fair value of net assets acquired, including the amount assigned to identifiable intangible assets.
We perform the required annual impairment assessments as of the first day of our fourth fiscal quarter, using a fair-value approach at the reporting unit level. Our reporting units have been identified at the component level, which is the operating segment level or one level below. The annual goodwill impairment assessment involves estimating the fair value of each reporting unit and comparing it with its carrying amount. If the carrying amount of the reporting unit exceeds its fair value, additional steps are followed to determine and recognize, if appropriate, an impairment loss. Calculating the fair value of the reporting units requires our significant use of estimates and assumptions. We estimate the fair values of our reporting units by applying a combination of third-party market-value indicators, when observable market data is available, and discounted future cash flows to each of our reporting unit’s projected EBITDA. In applying this methodology, we rely on a number of factors, including actual and forecasted operating results and market data.
For the fiscal year ended May 31, 2010, our fair value determinations did not indicate any impairment of our goodwill balances. However, for the fiscal year ended May 31, 2009, our fair value determinations indicated a potential goodwill impairment for one of our reporting units. Therefore, our fiscal 2009 tests included the establishment of a fair value estimate of each tangible and intangible asset for that reporting unit. This process required our estimation of the discounted cash flows expected to be generated by each asset in addition to independent asset appraisals, as deemed appropriate. Our cash flow estimates were based on our historical experience and our internal business plans, and appropriate discount rates were applied. This testing resulted in an impairment charge related to a reduction of the carrying value of goodwill in the amount of $14.9 million at this reporting unit for the fiscal year ended May 31, 2009. The goodwill impairment resulted primarily from soft domestic commercial construction sales coupled with continued low cash flow projections for this reporting unit.
Additionally, we test all indefinite-lived intangible assets for impairment annually. The results of our annual impairment test for the fiscal year ended May 31, 2010 did not result in any impairment; however, the tests performed during the fiscal year ended May 31, 2009 resulted in a reduction in the carrying value of certain indefinite-lived tradenames of $0.5 million. The impairment resulted from continued slow sales associated with the ongoing declines in residential housing construction during fiscal 2009.
Should the future earnings and cash flows at our reporting units decline and/or discount rates increase, future impairment charges to goodwill and other intangible assets may be required.
The results of our annual impairment test for the fiscal year ended May 31, 2008 did not result in any adjustment to the carrying value of goodwill or indefinite-lived intangible asset impairments.
The changes in the carrying amount of goodwill, by reportable segment, for the years ended May 31, 2010 and 2009, are as follows:

	Industrial	Consumer
(In thousands)	Segment	Segment	Total

Balance as of June 1, 2008	$521,023	$387,335	$908,358
Acquisitions, net of divestitures	8,687		8,687
Purchase accounting adjustments (1)	816		816
Goodwill impairment charged to operations	(14,942)		(14,942)
Translation adjustments	(35,295)	(11,458)	(46,753)

Balance as of May 31, 2009	480,289	375,877	856,166
Acquisitions	33,545	9,462	43,007
Purchase accounting adjustments(1)	(2,641)		(2,641)
Translation adjustments	(14,838)	(9,945)	(24,783)
Adjustment resulting from deconsolidation of SPHC	(103,505)		(103,505)

Balance as of May 31, 2010	$392,850	$375,394	$768,244

(1)	Relates primarily to other accruals and finalization of certain property, plant and equipment and intangibles valuations.

RPM International Inc. and Subsidiaries     45

Other intangible assets consist of the following major classes:

		Gross		Impairment	Net Other
	Amortization	Carrying	Accumulated	Charged to	Intangible
(In thousands)	Period (in Years)	Amount	Amortization	Operations	Assets

As of May 31, 2010
Amortized intangible assets
Formulae	4 to 33	$168,667	$88,789	$—	$79,878
Customer-related intangibles	5 to 33	101,844	35,885		65,959
Trademarks/names	3 to 40	21,553	8,029		13,524
Other	1 to 40	41,661	19,719		21,942

Total Amortized Intangibles		333,725	152,422		181,303
Indefinite-lived intangible assets
Tradenames		121,856			121,856

Total Other Intangible Assets		$455,581	$152,422	$—	$303,159

As of May 31, 2009
Amortized intangible assets
Formulae	4 to 33	$206,466	$104,882	$—	$101,584
Customer-related intangibles	5 to 33	117,932	43,266		74,666
Trademarks/names	3 to 40	27,235	8,766		18,469
Other	1 to 40	38,974	23,007		15,967

Total Amortized Intangibles		390,607	179,921		210,686
Indefinite-lived intangible assets
Tradenames		147,931		520	147,411

Total Other Intangible Assets		$538,538	$179,921	$520	$358,097

The aggregate intangible asset amortization expense for the fiscal years ended May 31, 2010, 2009 and 2008 was $22.2 million, $22.5 million and $20.6 million, respectively. For the next five fiscal years, we estimate annual intangible asset amortization expense related to our existing intangible assets to approximate the following: 2011 — $22 million, 2012 — $21 million, 2013 — $20 million, 2014 — $18 million, and 2015 — $17 million.
12) Depreciation
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
13) Revenue Recognition
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
14) Shipping Costs
Shipping costs paid to third-party shippers for transporting products to customers are included in selling, general and administrative expenses. For the years ended May 31, 2010, 2009 and 2008, shipping costs were $101.7 million, $108.8 million and $124.2 million, respectively.
15) Advertising Costs
Advertising costs are charged to operations when incurred and are included in SG&A expenses. For the years ended May 31, 2010, 2009 and 2008, advertising costs were $39.4 million, $36.2 million and $39.9 million, respectively.

46     RPM International Inc. and Subsidiaries

16) Research and Development
Research and development costs are charged to operations when incurred and are included in selling, general and administrative expenses. The amounts charged to expense for the years ended May 31, 2010, 2009 and 2008 were $41.3 million, $40.1 million and $40.2 million, respectively.
17) Cost Reduction Initiatives
During fiscal 2009, we undertook various actions to lower the fixed cost base of certain of our businesses in response to the volatile economic environment at that time. As a result of those cost reduction measures, which included personnel reductions, during fiscal 2009 we incurred employee separation costs of $20.3 million in pre-tax charges. Of the $20.3 million incurred, $14.6 million was related to our industrial reportable segment (“industrial segment”) and $5.5 million was related to our consumer reportable segment (“consumer segment”), with the remainder recognized at the nonoperating level. These costs, all of which were cash costs, were reflected within SG&A expenses on our fiscal 2009 Consolidated Statements of Income. At May 31, 2009, the balance included in other accrued liabilities in our Consolidated Balance Sheets for these initiatives totaled approximately $5.2 million. We incurred an additional $5.2 million of various new cost reduction initiatives during fiscal 2010, and paid $4.5 million in cash for existing accruals, for an ending balance in this accrual of $5.9 million at May 31, 2010.
18) Stock-Based Compensation
Stock-based compensation represents the cost related to stock-based awards granted to our employees and directors, which may include restricted stock, stock options and stock appreciation rights (“SARs”). We measure stock-based compensation cost at the date of grant, based on the estimated fair value of the award. We recognize the cost as expense on a straight-line basis (net of estimated forfeitures) over the related vesting period. Refer to Note E, “Stock-Based Compensation,” for further information.
19) Investment (Income) Expense, Net
Investment (income) expense, net, consists of the following components:

Year Ended May 31	2010	2009	2008

(In thousands)
Interest (income)	$(4,035)	$(5,935)	$(9,411)
(Gain)/loss on sale of marketable securities	(2,160)	(1,577)	(3,169)
Other-than-temporary impairment on securities	260	15,062	1,409
Dividend (income)	(1,641)	(1,756)	(2,341)

Investment (income) expense, net	$(7,576)	$5,794	$(13,512)

20) Other (Income) and Expense, Net
Other (income) and expense, net, consists of the following components:

Year Ended May 31	2010	2009	2008

(In thousands)
Net loss upon deconsolidation of SPHC	$7,946	$—	$—
Miscellaneous (income) and expense, net	1,396	3,302	5,463

Other (income) and expense, net	$9,342	$3,302	$5,463

21) Income Taxes
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
We have not provided for U.S. income and foreign withholding taxes on approximately $843.0 million of foreign subsidiaries’ undistributed earnings as of May 31, 2010, because such earnings have been retained and reinvested by the subsidiaries. Accordingly, no provision has been made for U.S. or foreign withholding taxes, which may become payable if undistributed earnings of foreign subsidiaries were paid to us as dividends. The additional income taxes and applicable withholding taxes that would result had such earnings actually been repatriated are not practically determinable.
22) Earnings Per Share of Common Stock
On June 1, 2009, we implemented the provisions of recent guidance issued by the Financial Accounting Standards Board (“FASB”) regarding the computation of earnings per share. The FASB’s updated guidance clarifies that unvested share-based payment awards that contain rights to receive non-forfeitable dividends are participating securities. Our unvested restricted shares are considered participating securities. The FASB also updated their guidance on how to allocate earnings to participating securities and compute earnings per share using the two-class method. We have retroactively applied the provisions of this guidance to the financial information included herein, which impacted prior year reported figures by reducing basic earnings per share for the fiscal year ended May 31, 2009 by $0.02, from reported basic earnings per share of $0.95 to as-adjusted basic earnings per share of $0.93; and by reducing basic and diluted earnings per share for the fiscal year ended May 31, 2008 by $0.03, from reported basic and diluted earnings per share of $0.40 and $0.39, respectively, to as-adjusted basic and diluted earnings per share of $0.36 and $0.36, respectively. No other prior year figures were impacted by this change.
The following table sets forth the reconciliation of the numerator and denominator of basic and diluted earnings per share, as calculated using the two-class method, for the fiscal years ended May 31, 2010, 2009 and 2008.

RPM International Inc. and Subsidiaries     47

Year Ended May 31,	2010	2009	2008

(In thousands, except per share amounts)
Numerator for earnings per share:
Net income attributable to RPM International Inc. stockholders	$180,037	$119,616	$44,428
Less: Allocation of earnings and dividends to participating securities	(2,180)	(1,664)	(666)

Net income available to common shareholders — basic	177,857	117,952	43,762
Add: Undistributed earnings reallocated to unvested shareholders	6	2	(39)
Add: Income effect of contingently issuable shares		280

Net income available to common shareholders — diluted	$177,863	$118,234	$43,723

Denominator for basic and diluted earnings per share:
Basic weighted average common shares	127,047	126,373	120,151
Average diluted options	684	474	1,237
Additional shares issuable assuming conversion of convertible securities		842

Total shares for diluted earnings per share	127,731	127,689	121,388

Earnings Per Share:
Basic earnings per share of common stock	$1.40	$0.93	$0.36

Diluted earnings per share of common stock	$1.39	$0.93	$0.36

For the years ended May 31, 2010, 2009 and 2008, approximately 1,905,000, 1,652,000 and 1,471,000 shares of stock, respectively, granted under stock-based compensation plans were excluded from the calculation of diluted EPS, as the effect would have been anti-dilutive. For the year ended May 31, 2008, conversion of approximately 8.0 million shares of common stock associated with our convertible securities was not assumed, as the result would have been anti-dilutive.
23) Other Recent Accounting Pronouncements
Accounting Standards Codification — In June 2009, the Financial Accounting Standards Board (the “FASB”) issued the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (the “ASC”), which identifies itself as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The ASC became effective for financial statements issued for interim and annual periods ending after September 15, 2009. The ASC does not change GAAP, but is intended to simplify user access to all authoritative GAAP by providing all the authoritative literature related to a particular topic in one place. Effective September 15, 2009, all of our public filings reference the ASC as the sole source of authoritative literature.
Subsequent Events — In February 2010, the FASB issued guidance which establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Under the new guidance, entities that are SEC filers are required to evaluate subsequent events through the date the financial statements are issued. The guidance was effective upon issuance of the new provisions. Our adoption of the provisions of this new guidance had no impact on our financial position, results of operations or cash flows.
Financial Instruments — In April 2009, the FASB issued new guidance regarding disclosures of the fair values of financial instruments for interim and annual reporting periods. The guidance is effective for interim reporting periods ending after June 15, 2009. We adopted the new guidance as of June 1, 2009.
Business Combinations — In December 2007, the FASB issued guidance regarding the accounting for business combinations. Under the updated guidance, transaction costs are no longer considered part of the fair value of an acquisition, but are required to be expensed as incurred. Additionally under the updated guidance, upon initially obtaining control of another entity or business, an acquirer must recognize 100% of the fair values of assets acquired, including goodwill and liabilities assumed, with limited exceptions, even if the acquirer has not acquired 100% of the target. We adopted the provisions of this guidance as of June 1, 2009. For the year ended May 31, 2010, we recognized approximately $4.2 million of acquisition-related expense in SG&A. The impact of our adoption on future periods will depend upon the nature and significance of any acquisitions subject to this statement.
Consolidation of Noncontrolling Interests — In December 2007, the FASB issued guidance surrounding the accounting and reporting of noncontrolling interests, which requires entities to report noncontrolling (minority) interests in subsidiaries and deconsolidated subsidiaries as a separate component of equity in the Consolidated Financial Statements. Our June 1, 2009 adoption of this new guidance did not have a material impact on our financial statements. However, the application of this new accounting guidance in connection with the recent bankruptcy and resulting deconsolidation of SPHC will have a material impact on our financial position, results of operations and disclosures in future periods.
Convertible Debt — In May 2008, the FASB issued guidance which requires the issuer of certain convertible debt instruments that may be settled in cash upon conversion to separately account for liability and equity components of the instrument in a manner that reflects the issuer’s nonconvertible debt borrowing rate. Although we called for redemption all of our outstanding Senior Convertible Notes due May 13, 2033 during the first fiscal quarter of 2009, the FASB’s guidance requires retrospective application to all years presented. We adopted this guidance effective June 1, 2007, and as a result, recorded additional interest expense of $5.0 million during our fiscal year ended May 31, 2008, which resulted in an after-tax decrease to reported net income of $3.3 million and a reduction of reported basic and diluted earnings per share of common stock of $0.03 per share. There was no impact on our results of operations for our fiscal years ended May 31, 2010 or 2009. The cumulative effect of our adoption of this guidance as of June 1, 2007 was a reduction of retained earnings of approximately $15.5 million. The following tables illustrate the retrospective changes made to our comparative financial statements for fiscal 2009 and 2008:

48     RPM International Inc. and Subsidiaries

	Year Ended May 31, 2008
	As Originally		As
(In thousands)	Reported	Adjustment	Adjusted

Income Before Income Taxes	$39,054	$(5,047)	$34,007
(Benefit) for Income Taxes	(8,655)	(1,766)	(10,421)

Net Income	$47,709	$(3,281)	$44,428

	As of May 31, 2009
	As Originally		As
(In thousands)	Reported	Adjustment	Adjusted

Paid-in Capital	$780,967	$15,474	$796,441
Retained Earnings	$443,429	$(15,474)	$427,955
Fair Value Measurements — In September 2006, the FASB issued guidance pertaining to fair value measurements. The guidance clarified the definition of fair value, established a framework for measuring fair value and required expanded disclosures on fair value measurements. We adopted the provisions relating to fair value measurements as of June 1, 2008. See page 43 for the disclosures required by this statement. The adoption of this standard had no impact on our Consolidated Financial Statements.
As of June 1, 2008, we adopted new guidance surrounding the fair value option for financial assets and financial liabilities. The guidance provides companies with the option to measure, at fair value, certain financial instruments and other items that are not currently required to be measured at fair value. The election is made on an instrument-by-instrument basis and is irrevocable. The application of this guidance had no impact on our financial statements.
Split Dollar Life Insurance Arrangements — We adopted guidance pertaining to the accounting for deferred compensation and postretirement benefit aspects of endorsement split-dollar life insurance arrangements as of June 1, 2008. This guidance addresses the recognition of a liability and related compensation costs for endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods. We elected to adopt the provisions of this accounting guidance as a change in accounting principle through a cumulative-effect adjustment to beginning retained earnings. Our adoption of these provisions did not have a material impact on our Consolidated Financial Statements.
Share-Based Payment Awards — We adopted guidance pertaining to the accounting for income tax benefits of dividends on share-based payment awards as of June 1, 2008. This guidance addresses recognition of income tax benefits received on certain dividend payments. The guidance requires that the realized income tax benefits associated with those dividends should be recognized in additional paid-in capital. Our adoption of the provisions of this guidance was prospective and did not have a material impact on our Consolidated Financial Statements.
Earnings Per Share — In June 2008, the FASB issued guidance which requires all shares that qualify as participating securities prior to vesting to be included in the earnings allocation in computing earnings per share under the two-class method. Upon adoption, the provisions of this FSP are required to be retrospectively applied to all earnings per share data presented. This guidance became effective beginning with our current fiscal year ended May 31, 2010. Refer to page 47 for information outlining the impact this requirement has had on our financial statements.
24) Subsequent Events
We have evaluated events subsequent to May 31, 2010, through the date the financial statements were issued, and have determined no events have occurred that require adjustment of or disclosure in the consolidated financial statements.
NOTE B — BORROWINGS
A description of long-term debt follows:

May 31	2010	2009

(In thousands)
Unsecured 4.45% senior notes due October 15, 2009	$—	$163,715
Unsecured 6.25% senior notes due December 15, 2013	200,000	200,000
Unsecured 6.50% senior notes due February 14, 2018(1)	247,153	246,785
Unsecured 6.125% senior note due October 15, 2019(2)	299,706
Unsecured 6.70% senior notes due November 1, 2015(3)	150,000	150,000
Revolving credit agreement for $400,000 with a syndicate of banks, through December 29, 2011. Interest, which is tied to LIBOR and prime rate, averaged 2.48% and 4.38%, respectively, for U.S. dollar denominated debt at May 31, 2010	22,520	158,904
Other obligations, including capital leases, and unsecured notes payable at various rates of interest due in installments through 2016	9,236	11,438

	928,615	930,842
Less current portion	4,307	168,547

Total Long-Term Debt, Less Current Maturities	$924,308	$762,295

(1)	The $250.0 million face amount of the notes due 2018 is adjusted for the amortization of the original issue discount, which approximated $2.8 million and $3.2 million at May 31, 2010 and 2009, respectively. The original issue discount effectively reduced the ultimate proceeds from the financing. The effective interest rate on the notes, including the amortization of the discount, is 6.704% for both years presented.

(2)	The $300.0 million face amount of the notes due 2019 is adjusted for the amortization of the original discount, which approximated $0.3 million at May 31, 2010. The original issue discount effectively reduced the ultimate proceeds from the financing. The effective interest rate on the notes, including the amortization of the discount, is 6.139%.

(3)	We entered into a cross-currency swap, which fixed the interest and principal payments in euros, resulting in an effective fixed-rate borrowing of 5.31%.
RPM International Inc. and Subsidiaries    49

The aggregate maturities of long-term debt for the five years subsequent to May 31, 2010 are as follows: 2011 — $4.3 million; 2012 — $23.3 million; 2013 — $0.7 million; 2014 — $200.7 million; 2015 — $0.7 million; and thereafter $698.9 million. Additionally, at May 31, 2010, we had unused lines of credit totaling $473.1 million.
On October 9, 2009, we sold $300.0 million aggregate principal amount of 6.125% Notes due 2019 (the “Notes”). The net proceeds from the offering of the Notes were used to repay $163.7 million in principal amount of our unsecured notes due October 15, 2009, and approximately $120.0 million in principal amount of short-term borrowings outstanding under our accounts receivable securitization program. The balance of the net proceeds was used for general corporate purposes.
On April 7, 2009, we replaced our existing $125.0 million accounts receivable securitization program, which was set to expire on May 7, 2009, with a new, three-year, $150.0 million accounts receivable securitization program (the “AR program”). The AR program, which was established with two banks for certain of our subsidiaries (“originating subsidiaries”), contemplates that the originating subsidiaries will sell certain of their accounts receivable to RPM Funding Corporation, a wholly-owned special purpose entity (“SPE”), which will then transfer undivided interests in such receivables to the participating banks. Once transferred to the SPE, such receivables are owned in their entirety by the SPE and are not available to satisfy claims of our creditors or creditors of the originating subsidiaries until the obligations owing to the participating banks have been paid in full. The transactions contemplated by the AR program do not constitute a form of off-balance sheet financing and will be fully reflected in our financial statements. Entry into the AR program potentially increased our liquidity by $25.0 million, but also increased our financing costs due to higher market rates. The amounts available under the AR program are subject to changes in the credit ratings of our customers, customer concentration levels or certain characteristics of the underlying accounts receivable, and therefore at certain times we may not be able to fully access the $150.0 million of funding available under the AR program. At May 31, 2010, approximately $116.6 million was available under this AR program.
During our first quarter of fiscal 2009, our Senior Convertible Notes (the “Convertible Notes”) due May 13, 2033 became eligible for conversion based upon the price of RPM International Inc. common stock. On June 13, 2008, we called for the redemption of all of our outstanding Convertible Notes on the effective date of July 14, 2008 (the “Redemption Date”). Prior to the Redemption Date, virtually all of the holders had already converted their Convertible Notes into 8,030,455 shares of RPM International Inc. common stock, or 27.0517 shares of common stock for each $1,000 Face Value Convertible Note they held. Any fractional shares from the conversion were paid in cash.
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
On October 19, 2005, RPM United Kingdom G.P., our indirect wholly-owned finance subsidiary, issued and sold $150.0 million of 6.70% Senior Unsecured Notes due 2015, which are fully and unconditionally guaranteed by us. Concurrent with the issuance of the 6.70% Senior Unsecured Notes, RPM United Kingdom G.P. entered into a cross-currency swap, which fixed the interest and principal payments in euros for the life of the Senior Unsecured Notes and resulted in an effective euro fixed-rate borrowing of 5.31%. As of May 31, 2010 and 2009, the fair value of this cross-currency swap, which is designated as a cash flow hedge, was a $1.4 million liability and a $21.7 million liability, respectively, which is reflected in other long-term liabilities on the Consolidated Balance Sheets.
On September 30, 2004, we issued and sold $200.0 million of 4.45% Senior Unsecured Notes due 2009, which we concurrently swapped back to floating interest rate debt. As of May 31, 2009 the fair value of this interest-rate swap, which was in an asset position, was $2.3 million. During the second quarter of fiscal 2010, the swap terminated in conjunction with the maturity of the debt.
Our hedged risks are associated with certain fixed-rate debt whereby, at May 31, 2009, we had a $163.7 million notional amount interest rate swap contract designated as a fair value hedge to pay floating rates of interest based on six-month LIBOR that matured in fiscal 2010. Because critical terms of the debt and interest rate swap match, the hedge was considered perfectly effective against changes in the fair value of debt, and therefore, there was no need to periodically reassess the effectiveness during the term of the hedge. During October 2009, we repaid $163.7 million in principal amount of our unsecured notes using a portion of the proceeds from our $300.0 million aggregrate principal amount of 6.125% Notes due 2019.
On May 29, 2009, we entered into an amendment to our Credit Facility agreement with our lenders. Under the amendment, we are required to comply with various customary affirmative and negative covenants. These include financial covenants requiring us to maintain certain leverage and interest coverage ratios. The definition of EBITDA has been amended to add back the sum of all (i) non-cash charges relating to the write-down or impairment of goodwill and other intangibles during the applicable period, (ii) other non-cash charges up to an aggregate of $25.0 million during such applicable period and (iii) one-time cash charges incurred during the period from June 1, 2008 through May 31, 2010, but only up to an aggregate of not more than $25.0 million during such applicable period. The interest coverage ratio is calculated at the end of each fiscal quarter for the four fiscal quarters then ended. The minimum required consolidated interest coverage ratio, EBITDA to interest expense, remains 3.50 to 1 under the amendment, but allowance of the add-backs referred to above has the effect of making this covenant less restrictive. Under the terms of the leverage covenant, we may not permit our consolidated indebtedness at any date to exceed 55% of the sum of such indebtedness and our consolidated shareholders’ equity on such date, and may not permit the indebtedness of our domestic subsidiaries (determined on a combined basis and excluding indebtedness to us and indebtedness incurred pursuant to permitted receivables securitizations) to exceed 15% of our consolidated shareholders’ equity. This amendment also added a fixed charge coverage covenant beginning with our fiscal quarter ended August 31, 2009. Under the
50      RPM International Inc. and Subsidiaries

fixed charge coverage covenant, the ratio of our consolidated EBITDA for any four-fiscal-quarter-period to the sum of our consolidated interest expense, income taxes paid in cash (other than taxes on non-recurring gains), capital expenditures, scheduled principal payments on our amortizing indebtedness (other than indebtedness scheduled to be repaid at maturity) and dividends paid in cash (or, for testing periods ending on or before May 31, 2010, 70% of dividends paid in cash), in each case for such four-fiscal-quarter period, may not be less than 1.00 to 1. This amendment also included a temporary, one-year restriction on certain mergers, asset dispositions and acquisitions, and contains customary representations and warranties.
On May 28, 2010, we entered into Amendment No. 2 to our Credit Facility agreement with our lenders. Pursuant to Amendment No. 2, Specialty Products Holding Corp., an Ohio corporation, and its subsidiaries, including Bondex, (collectively, the “Excluded Subsidiaries”), are to be excluded from the defined term “Subsidiary” as used in the Credit Agreement. Furthermore, the defined term “EBITDA” as used in the Credit Agreement has been revised to add back non-cash charges or losses and subtract non-cash gains in each case related to or resulting from the bankruptcy filing of any Excluded Subsidiary.
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
In addition, on May 28, 2010 we entered into an amendment to the AR Program whereby certain “Excluded Subsidiaries” would be excluded from the defined term, “Subsidiary” as used in the Receivables Agreement. Furthermore, the defined term “EBITDA” as used in the Receivables Agreement has been revised to add back non-cash charges or losses and subtract non-cash gains in each case related to or resulting from the bankruptcy filing of any Excluded Subsidiary.
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
As of May 31, 2010, we were in compliance with all covenants contained in our Credit Facility, including the leverage, interest coverage ratio and fixed charge coverage covenants. At that date, our leverage ratio was 46.2%, while our interest coverage and fixed charge coverage ratios were 6.03:1 and 1.72:1, respectively. Additionally, in accordance with these covenants, at May 31, 2010, our domestic subsidiaries indebtedness did not exceed 15% of consolidated shareholders’ equity as of that date.
Our access to funds under our Credit Facility is dependent on the ability of the financial institutions that are parties to the Credit Facility to meet their funding commitments. Those financial institutions may not be able to meet their funding commitments if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests within a short period of time.
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
Our available liquidity, including our cash and cash equivalents and amounts available under our committed credit facilities, stood at $688.5 million at May 31, 2010. Our debt-to-capital ratio was 46.2% at May 31, 2010, compared with 44.9% at May 31, 2009.
NOTE C — INCOME TAXES
The provision for income taxes is calculated in accordance with ASC 740 (formerly SFAS No. 109, “Accounting for Income Taxes”), which requires the recognition of deferred income taxes using the liability method.
Income (loss) before income taxes as shown in the Consolidated Statements of Income is summarized below for the periods indicated. Certain foreign operations are branches of RPM International Inc.’s subsidiaries and are therefore subject to income taxes in both the United States and the respective foreign jurisdictions. Accordingly, the provision (benefit) for income taxes by jurisdiction and the income (loss) before income taxes by jurisdiction may not be directly related.

Year Ended May 31	2010	2009	2008

(In thousands)
United States	$198,103	$90,425	$(99,211)
Foreign	70,351	90,443	133,218

Income Before Income Taxes	$268,454	$180,868	$34,007

Provision (benefit) for income taxes consists of the following for the periods indicated:

Year Ended May 31	2010	2009	2008

(In thousands)
Current:
U.S. federal	$8,407	$27,743	$18,087
State and local	4,854	3,764	8,085
Foreign	41,581	27,277	37,295

Total Current	54,842	58,784	63,467

Deferred:
U.S. federal	37,651	3,347	(69,643)
State and local	1,235	(2,617)	(3,039)
Foreign	(6,401)	1,738	(1,206)

Total Deferred	32,485	2,468	(73,888)

Provision (Benefit) for Income Taxes	$87,327	$61,252	$(10,421)

RPM International Inc. and Subsidiaries      51

The significant components of deferred income tax assets and liabilities as of May 31, 2010 and 2009 were as follows:

	2010	2009

(In thousands)
Deferred income tax assets related to:
Inventories	$7,168	$7,237
Allowance for losses	9,700	6,344
Accrued compensation and benefits	72,202	49,011
Asbestos-related liabilities	—	173,552
Accrued other expenses	7,391	11,771
Other long-term liabilities	23,393	26,608
Net operating loss and credit carryforwards	47,050	26,032

Total Deferred Income Tax Assets	166,904	300,555
Less: valuation allowances	(46,360)	(24,056)

Net Deferred Income Tax Assets	120,544	276,499

Deferred income tax (liabilities) related to:
Depreciation	(44,969)	(53,888)
Pension and other postretirement benefits	(9,481)	(5,190)
Amortization of intangibles	(89,458)	(104,196)

Total Deferred Income Tax (Liabilities)	(143,908)	(163,274)

Deferred Income Tax (Liabilities) Assets, Net	$(23,364)	$113,225

At May 31, 2010, we had U.S. federal foreign tax credit carryforwards of approximately $13.4 million, which expire starting in 2013. Additionally at May 31, 2010 we had approximately $10.0 million of state net operating loss carryforwards that expire at various dates beginning in 2011 and foreign net operating loss carryforwards of approximately $113.2 million, of which approximately $7.3 million will expire at various dates beginning in 2011 and approximately $105.9 million that have an indefinite carryforward period. These net operating loss and foreign tax credit carryforwards may be used to offset a portion of future taxable income and, thereby, reduce or eliminate our U.S. federal, state or foreign income taxes otherwise payable.
We have determined, based on the available evidence, that it is uncertain whether future taxable income of certain of our foreign subsidiaries, as well as anticipated foreign source income, will be significant enough to recognize certain of these deferred tax assets. As a result, valuation allowances of approximately $46.4 million and $24.1 million have been recorded as of May 31, 2010 and 2009, respectively. Valuation allowances relate to U.S. federal foreign tax credit carryforwards, certain foreign net operating losses and net foreign deferred tax assets. A portion of the valuation allowance is associated with deferred tax assets recorded in purchase accounting. In accordance with ASC 805, any reversal of a valuation allowance that was recorded in purchase accounting reduces income tax expense.
The following table reconciles income tax expense (benefit) computed by applying the U.S. statutory federal income tax rate against income (loss) before income taxes to the provision (benefit) for income taxes:

Year Ended May 31	2010	2009	2008

(In thousands)
Income tax expense (benefit) at the U.S. statutory federal income tax rate	$93,959	$63,304	$11,903
Impact of foreign operations	(32,529)	(11,285)	(23,478)
Nondeductible impairment of goodwill		5,230
State and local income taxes, net of federal income tax benefit	3,958	746	3,280
Tax benefits from the domestic manufacturing deduction	(756)	(1,018)	(1,894)
Nondeductible business expense	1,560	1,490	1,591
Valuation allowance	18,107	3,252	(1,614)
Other	3,028	(467)	(209)

Provision (Benefit) for Income Tax Expense	$87,327	$61,252	$(10,421)

Effective Income Tax Rate	32.5%	33.9%	(30.6)%

On June 1, 2007, we adopted the subtopics of ASC 740 related to the accounting for uncertain income tax positions. As required, the cumulative effect of applying these subtopics has been recorded as a $1.7 million decrease to retained earnings. Upon adoption of these subtopics, our unrecognized tax benefits were $2.8 million, of which $1.9 million would affect the effective tax rate, if recognized. Further, unrecognized tax benefits have been classified as other long-term liabilities unless expected to be paid in one year.
We recognize interest and penalties related to unrecognized tax benefits in income tax expense. At May 31, 2010, 2009 and 2008, the accrual for interest and penalties was $1.5 million, $1.6 million and $1.3 million, respectively.
52      RPM International Inc. and Subsidiaries

The following table summarizes the activity related to unrecognized tax benefits:

(In millions)	2010	2009	2008

Balance at June 1	$2.8	$3.2	$2.8
Additions based on tax positions related to current year	0.3		0.4
Additions for tax positions of prior years	1.2
Reductions for tax positions of prior years	(0.2)	(0.2)
Settlements	(1.4)	(0.2)

Balance at May 31	$2.7	$2.8	$3.2

The total amount of unrecognized tax benefits that would impact the effective tax rate, if recognized, was $1.8 million at May 31, 2010, $2.0 million at May 31, 2009 and $2.4 million at May 31, 2008. We do not anticipate any significant changes to the total unrecognized tax benefits within the next 12 months.
We, or our subsidiaries, file income tax returns in the U.S. and in various state, local and foreign jurisdictions. As of May 31, 2010 we are subject to U.S. federal income tax examinations for the fiscal years 2007 through 2010. In addition, with limited exceptions, we, or our subsidiaries, are subject to state and local or non-U.S. income tax examinations by tax authorities for the fiscal years 2003 through 2010. We are currently subject to an Internal Revenue Service audit for the fiscal 2007 and 2008 tax years. Although the outcome of the examination is uncertain, we do not expect the results to have a material impact on the financial statements.
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
On January 8, 2008, we announced our authorization of a stock repurchase program under which we may repurchase shares of our common stock at our discretion for general corporate purposes. Our intention with regard to this program is to limit our repurchases only to amounts required to offset dilution created by stock issued in connection with our equity-based compensation plans, or approximately one to two million shares per year. As a result of this authorization, we may repurchase shares from time to time in the open market or in private transactions at various times and in amounts and for prices that we deem appropriate, subject to insider trading rules and other securities law restrictions. The timing of our purchases has depended upon, and will continue to depend upon, prevailing market conditions, alternative uses of capital and other factors. We may limit or terminate the repurchase program at any time. During the fiscal year ended May 31, 2009, we repurchased approximately 2.4 million shares of our common stock at a cost of approximately $43.4 million, or an average cost of $18.41 per share, under this program. There was no activity under this program during fiscal 2010 or 2008.
NOTE E — STOCK-BASED COMPENSATION
Stock-based compensation represents the cost related to stock-based awards granted to our employees and directors; these awards include restricted stock, stock options and SARs. We grant stock-based incentive awards to our employees and/or our directors under various share-based compensation plans. Plans that provide for stock option grants or share-based payment awards include the 1996 Key Employees Stock Option Plan (the “1996 Plan”) and the 2004 Omnibus Equity and Incentive Plan (the “Omnibus Plan”), which includes provisions for grants of restricted stock, restricted stock units, performance stock, performance stock units and SARs. Other plans, which provide for restricted stock grants only, include the 2003 Restricted Stock Plan for Directors (the “2003 Plan”) and the 2007 Restricted Stock Plan (the “2007 Plan”). The 2007 Plan succeeded the 1997 Restricted Stock Plan (“the 1997 Plan”), which expired by its terms at May 31, 2007.
We measure stock-based compensation cost at the date of grant, based on the estimated fair value of the award. We recognize the cost as expense on a straight-line basis (net of estimated forfeitures) over the related vesting period.
The following table represents total stock-based compensation expense included in our Consolidated Statements of Income:

Year ended May 31	2010	2009	2008

(In thousands)
Selling, general and administrative expense	$10,030	$8,008	$13,396
Income tax (benefit)	(3,538)	(2,622)	(4,074)

Total stock-based compensation expense	$6,492	$5,386	$9,322

Total unrecognized compensation cost related to non-vested awards at May 31, 2010 was $15.0 million, and is expected to be recognized over a weighted-average period of approximately three years.
Stock Option Plans
Stock options are awards which allow our employees to purchase shares of our common stock at a fixed price. We grant stock options at an exercise price equal to the stock price on the date of the grant. The fair value of SARs granted is estimated as of the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions:

Year Ended May 31	2010	2009	2008

Risk-free interest rate	3.2%	3.9%	4.5%
Expected life of option	7.5 yrs	7.4 yrs	7.5 yrs
Expected dividend yield	4.3%	5.7%	3.3%
Expected volatility rate	30.4%	28.4%	26.7%

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected life of options
RPM International Inc. and Subsidiaries      53

granted is derived from the input of the option-pricing model and represents the period of time that options granted are expected to be outstanding. Expected volatility rates are based on historical volatility of shares of our common stock.
The 1996 Plan, which expired by its terms on August 15, 2006, provided for the granting of stock options for up to 9,000,000 shares. Stock options were granted to employees and directors at an exercise price equal to the fair market value of our common stock at the date of grant. These options are generally exercisable cumulatively in equal annual installments commencing one year from the grant date, and have expiration dates ranging from October 2010 to October 2014. Compensation cost for these awards is recognized on a straight-line basis over the related vesting period. No shares vested during the year ended May 31, 2010. Shares of common stock under option are not eligible for dividend payments until the shares are exercised.
The Omnibus Plan was approved by our stockholders on October 8, 2004, and is intended to be the primary stock-based award program for covered employees. A wide variety of stock and stock-based awards, as well as dollar-denominated performance-based awards, may be granted under the Omnibus Plan. On October 7, 2009, an amendment to the Omnibus Plan was approved by our stockholders, which authorized an additional 6,000,000 shares of Common Stock available for issuance under this plan, or a total of 12,000,000 shares of our common stock to be subject to awards under this plan. Of the 12,000,000 shares of common stock issuable under the Omnibus Plan, any number of shares that remain available after “full-value” awards are granted, or up to a maximum of 12,000,000 shares, may be in the form of SARs grants or other types of awards other than “full-value” awards such as restricted stock awards, restricted stock unit awards, performance share awards or performance unit awards. SARs are issued at fair value at the date of grant, have up to ten-year terms and have graded-vesting terms over four years. Compensation cost for these awards is recognized on a straight-line basis over the related vesting period. Currently all SARs outstanding are to be settled with stock. As of May 31, 2010, there were 2,337,500 SARs outstanding and 1,924,775 stock options outstanding.
The following table summarizes option and share-based payment activity (including SARs) under these plans during the three fiscal years ended May 31:

	2010		2009		2008
	Weighted	Number	Weighted	Number	Weighted	Number
	Average	of Shares	Average	of Shares	Average	of Shares
	Exercise	Under	Exercise	Under	Exercise	Under
Share-Based Payments	Price	Option	Price	Option	Price	Option

(In thousands, except per share amounts)
Balance at June 1	$15.70	4,946	$15.71	4,742	$14.67	4,950
Options granted	$18.96	565	$14.05	520	$22.88	600
Options canceled/expired	$16.69	(175)	$18.16	(55)	$15.58	(24)
Options exercised	$13.35	(1,074)	$12.04	(261)	$14.64	(784)

Balance at May 31	$16.68	4,262	$15.70	4,946	$15.71	4,742

Exercisable at May 31	$15.99	3,034	$14.90	3,719	$14.09	3,548

At May 31, 2010, the aggregate intrinsic value and weighted-average remaining contractual life of options outstanding was $15.0 million and 5.2 years respectively, while the aggregate intrinsic value and weighted-average remaining contractual life of options exercisable was $12.4 million and 3.9 years, respectively. Stock options granted during the years ended May 31, 2010, 2009 and 2008 were granted at exercise prices equivalent to the stock price on the date of grant and had weighted-average grant-date fair values of $4.09, $2.40 and $5.61, respectively.
The total intrinsic value of options exercised during the years ended May 31, 2010, 2009 and 2008 was $6.8 million, $1.6 million and $6.6 million, respectively. There was a tax benefit of $2.4 million, $0.3 million and $1.8 million realized for the tax deductions from option exercises of the share-based payment for the year ended May 31, 2010, 2009 and 2008, respectively.
The fair values of all nonvested share-based payment awards have been calculated using the market value of the shares on the date of issuance. We anticipate that approximately 1.2 million shares at a weighted-average exercise price of $18.40 and a weighted-average remaining contractual term of 8.5 years will ultimately vest under these plans.
A summary of the status of our nonvested share-based payment awards, including SARs, as of May 31, 2010, and the changes during the year then-ended, is incorporated as follows:
Nonvested Share-Based Payment Awards

			Weighted
	Weighted	Number of	Average
	Average	Shares	Remaining
	Grant-Date	Under	Contractual
(Shares in thousands)	Fair Value	Option	Term

June 1, 2009	$3.93	1,227
Granted	$4.09	565
Vested	$4.12	(469)
Forfeited/expired	$3.78	(94)

May 31, 2010	$3.92	1,229	8.45

The total fair value of shares that vested during the fiscal years ended May 31, 2010, 2009 and 2008 was $1.9 million, $2.2 million, and $3.0 million, respectively.
At May 31, 2010, the total unamortized stock-based compensation expense related to SARs that were previously granted was $3.5 million.
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
54      RPM International Inc. and Subsidiaries

Under the Omnibus Plan, as previously discussed, a total of 12,000,000 shares of our common stock may be subject to awards. Of the 12,000,000 shares of common stock issuable under the Omnibus Plan, up to 6,000,000 shares may be subject to “full-value” awards such as restricted stock, restricted stock unit, performance stock and performance stock unit awards. During the fiscal year ended May 31, 2010, we granted 85,500 shares of performance-earned restricted stock under the Omnibus Plan at a weighted-average grant price of $18.82. The restricted stock cliff vests after three years. Nonvested restricted shares of common stock under the Omnibus Plan are eligible for dividend payments. In addition, during July and October 2009, we granted 7,330 and 129,593 restricted stock units, respectively, under the Omnibus Plan at a weighted average price of $14.66 and $18.82, respectively. The restricted stock units begin to vest on a straight line basis upon the participants’ attainment of age 55 through age 65. At May 31, 2010, unamortized deferred compensation expense of $0.1 million and $1.4 million, respectively, remained and are being amortized over the applicable vesting period for each participant. At May 31, 2010, the total remaining unamortized stock-based compensation expense was $4.5 million.
In July 2007, performance-contingent restricted stock (“PCRS”) awards were approved. PCRS awards were made pursuant to the Omnibus Plan and are contingent upon the level of attainment of performance goals for the three-year period from June 1, 2007 ending May 31, 2010. During the fiscal years ended May 31, 2010, 2009 and 2008, we did not grant any PCRS awards. Since the performance goals were not met, the PCRS awards were forfeited on April 19, 2010.
The 2003 Plan was approved on October 10, 2003 by our stockholders, and was established primarily for the purpose of recruiting and retaining directors, and to align the interests of directors with the interests of our stockholders. Only directors who are not our employees are eligible to participate. Under the 2003 Plan, up to 500,000 shares of our common stock may be awarded, with awards cliff vesting over a three-year period. For the year ended May 31, 2010, 32,400 shares were granted at a weighted-average price of $18.96 per share, with 321,000 shares available for future grant. For the year ended May 31, 2009, 36,000 shares were granted at a weighted-average price of $14.05 per share. For the year ended May 31, 2008, 22,000 shares were granted at a weighted-average price of $22.88 per share. Unamortized deferred compensation expense relating to restricted stock grants for directors of $0.8 million at May 31, 2010, is being amortized over a three-year vesting period. Nonvested restricted shares of common stock under the 2003 Plan are eligible for dividend payments.
Under the 2007 Plan, up to 1,000,000 shares may be awarded to certain employees, generally subject to forfeiture. The shares vest upon the latter of attainment of age 55 and the fifth anniversary of the May 31st immediately preceding the date of the grant. The following table sets forth awards under the 2007 Plan for the years ended May 31, 2010, 2009 and 2008:

For the fiscal year ended	2010	2009	2008

Number of shares awarded	404,831	52,108	48,009
Weighted-average grant-date price	$14.66	$20.26	$23.47

As of May 31, 2010, 495,052 shares were available for future issuance under the 2007 Plan. At May 31, 2010, unamortized stock-based compensation expense of $4.4 million relating to the 2007 Plan, and an additional $0.3 million remaining under the 1997 Plan, is being amortized over the applicable vesting period associated with each participant.
The following table summarizes the activity for all nonvested restricted shares during the year ended May 31, 2010:
Nonvested Restricted Shares

	Weighted
	Average
	Grant-Date	Number of
(Shares in thousands)	Fair Value	Shares

June 1, 2009	$19.09	1,795
Granted	$16.26	660
Vested	$18.64	(404)
Forfeited/expired	$18.77	(101)

May 31, 2010	$18.24	1,950

The remaining weighted-average contractual term of nonvested restricted shares at May 31, 2010 is the same as the period over which the remaining cost of the awards will be recognized, which is approximately 1.4 years. The fair value of the nonvested restricted share awards have been calculated using the market value of the shares on the date of issuance. For the years ended May 31, 2010, 2009 and 2008, the weighted-average grant-date fair value for restricted share grants was $16.26, $14.68 and $23.16, respectively. The total fair value of shares that vested during the years ended May 31, 2010, 2009 and 2008 was $7.7 million, $5.8 million and $12.9 million, respectively. We anticipate that approximately 1.9 million shares at a weighted-average grant-date fair value of $18.24 and a weighted-average remaining contractual term of 1.4 years will ultimately vest, based upon the unique terms and participants of each plan. Approximately 30,309 shares of restricted stock were vested at June 1, 2009, with 64,861 restricted shares vested as of May 31, 2010. The total intrinsic value of restricted shares converted during the years ended May 31, 2010, 2009 and 2008 was $0.6 million, $0.09 million and $8.5 million, respectively.
Total unrecognized compensation cost related to nonvested awards of restricted shares of common stock was $11.5 million as of May 31, 2010. That cost is expected to be recognized over a weighted-average period of 1.4 years. We did not receive any cash from employees as a result of employee vesting and release of restricted shares for the year ended May 31, 2010.
NOTE F — LEASES
We lease certain property, plant and equipment under long-term operating lease agreements, some of which provide for increased rental payments based upon increases in the cost-of-living index. The following table illustrates our future minimum lease commitments under all non-cancelable lease agreements, for each of the next five years and in the aggregate, as of May 31, 2010:

May 31

(In thousands)
2011	$33,788
2012	25,646
2013	18,713
2014	13,025
2015	11,250
Thereafter	47,077

Total Minimum Lease Commitments	$149,499

Total rental expense for all operating leases amounted to $41.8 million in fiscal 2010, $40.4 million in fiscal 2009 and $38.5 million in fiscal 2008.
RPM International Inc. and Subsidiaries      55

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
On May 31, 2007 and June 1 2007, we adopted the recognition and measurement date provisions, respectively, of ASC 715.
The Retirement Plan provides benefits that are based upon years of service and average compensation with accrued benefits vesting after five years. Benefits for union employees are generally based upon years of service, or a combination of years of service and average compensation. Our pension funding policy is to contribute an amount on an annual basis that can be deducted for federal income tax purposes, using a different actuarial cost method and different assumptions from those used for financial reporting. For the fiscal year ending May 31, 2011, we expect to contribute approximately $10.1 million to the retirement plans in the U.S. and approximately $8.9 million to our foreign plans.
Net periodic pension cost consisted of the following for the year ended May 31:

	U.S. Plans			Non-U.S. Plans
(In thousands)	2010	2009	2008	2010	2009	2008

Service cost	$14,020	$14,721	$14,240	$1,971	$3,033	$3,282
Interest cost	13,499	11,907	10,296	7,352	7,655	6,545
Expected return on plan assets	(9,795)	(12,893)	(13,319)	(6,068)	(7,387)	(6,725)
Amortization of:
Prior service cost	351	342	240	9	4	16
Net actuarial losses recognized	6,554	2,652	1,415	963	1,243	1,509
Curtailment/settlement (gains) losses				(76)	(119)	(699)

Net Pension Cost	$24,629	$16,729	$12,872	$4,151	$4,429	$3,928

The changes in benefit obligations and plan assets, as well as the funded status of our pension plans at May 31, 2010 and 2009, were as follows:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2010	2009	2010	2009

Benefit obligation at beginning of year	$192,639	$185,569	$106,374	$130,571
Service cost	14,020	14,721	1,971	3,033
Interest cost	13,499	11,907	7,352	7,655
Benefits paid	(13,070)	(10,463)	(5,851)	(6,072)
Participant contributions			941	815
Acquisitions and new plans				5,646
Plan amendments			66	62
Actuarial (gains)/losses	55,711	(9,095)	34,072	(20,608)
Settlements/Curtailments				(317)
Premiums paid			(150)	(67)
Currency exchange rate changes			(6,954)	(14,344)
Adjustment for deconsolidation of SPHC	(4,044)

Benefit Obligation at End of Year	$258,755	$192,639	$137,821	$106,374

Fair value of plan assets at beginning of year	$112,678	$147,884	$98,299	$115,424
Actual return on plan assets	18,546	(34,976)	14,035	(12,153)
Employer contributions	32,080	10,233	10,196	8,027
Participant contributions			941	815
Acquisitions				5,029
Benefits paid	(13,070)	(10,463)	(5,851)	(6,072)
Premiums paid			(150)	(67)
Currency exchange rate changes			(5,035)	(12,704)
Adjustment for deconsolidation of SPHC	(2,864)

Fair Value of Plan Assets at End of Year	$147,370	$112,678	$112,435	$98,299

(Deficit) of plan assets versus benefit obligations at end of year	$(111,385)	$(79,961)	$(25,386)	$(8,075)

Net Amount Recognized	$(111,385)	$(79,961)	$(25,386)	$(8,075)

Accumulated Benefit Obligation	$213,984	$156,423	$123,460	$97,257

The fair value of the assets held by our pension plans has increased at May 31, 2010 since our previous measurement date at May 31, 2009, due primarily to the combination of gains in the stock markets and our additional plan contributions. At the same time, plan liabilities have increased significantly due to decreases in discount rates. As such, we have increased our recorded liability for the net underfunded status of our
56     RPM International Inc. and Subsidiaries

pension plans, and we expect pension expense in fiscal 2011 to increase from fiscal 2010. Any declines in the value of our pension plan assets or increases in our plan liabilities could require us to further increase our recorded liability for the net underfunded status of our pension plans and could also require accelerated and higher cash contributions to our pension plans.
Amounts recognized in the Consolidated Balance Sheets for the years ended May 31, 2010 and 2009 are as follows:

	U.S. Plans				Non-U.S. Plans
(In thousands)	2010		2009		2010		2009

Noncurrent assets	$		$		$		$4,245
Current liabilities		(98)		(97)		(326)	(416)
Noncurrent liabilities		(111,287)		(79,864)		(25,060)	(11,904)

Net Amount Recognized		$(111,385)		$(79,961)		$(25,386)	$(8,075)

The following table summarizes the relationship between our plans’ benefit obligations and assets:

	U.S. Plans
	2010		2009
	Benefit	Plan	Benefit	Plan
(In thousands)	Obligation	Assets	Obligation	Assets

Plans with projected benefit obligation in excess of plan assets	$258,755	$147,370	$192,639	$112,678
Plans with accumulated benefit obligation in excess of plan assets	213,984	147,370	156,423	112,678

	Non-U.S. Plans
	2010		2009
	Benefit	Plan	Benefit	Plan
(In thousands)	Obligation	Assets	Obligation	Assets
| | | |
Plans with projected benefit obligation in excess of plan assets	$137,821	$112,435	$50,052	$37,731
Plans with accumulated benefit obligation in excess of plan assets	63,562	51,957	43,878	37,731
Plans with assets in excess of projected benefit obligations			56,322	60,568
Plans with assets in excess of accumulated benefit obligations	59,898	60,478	53,379	60,568

The following table presents the pre-tax net actuarial loss, prior service (costs) and transition assets/(obligations) recognized in accumulated other comprehensive income (loss) not affecting retained earnings:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2010	2009	2010	2009

Net actuarial loss	$(118,007)	$(79,291)	$(45,083)	$(20,675)
Prior service (costs)	(2,321)	(2,725)	(121)	(82)

Total recognized in accumulated other comprehensive income not affecting retained earnings	$(120,328)	$(82,016)	$(45,204)	$(20,757)

The following table includes the changes recognized in other comprehensive income:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2010	2009	2010	2009

Changes in plan assets and benefit obligations recognized in other comprehensive income:
Prior service cost			$66	$62
Net loss (gain) arising during the year*	$46,961	$38,774	26,105	(1,267)
Effect of exchange rates on amounts included in AOCI			(829)	(3,166)
Amounts recognized as a component of net periodic benefit cost:
Amortization or curtailment recognition of prior service credit (cost)	(351)	(342)	(9)	(4)
Amortization or settlement recognition of net gain (loss)	(6,554)	(2,652)	(886)	(1,243)
Adjustment for deconsolidation of SPHC	(1,744)

Total recognized in other comprehensive loss (income)	$38,312	$35,780	$24,447	$(5,618)

*	Includes curtailment gains not recognized as a component of net periodic pension cost.
RPM International Inc. and Subsidiaries      57

The following table presents the amounts in accumulated other comprehensive income (loss) as of May 31, 2010 that have not yet been recognized in net periodic pension cost, but will be recognized in our Consolidated Statements of Income during the fiscal year ending May 31, 2011:

(In thousands)	U.S. Plans	Non-U.S. Plans

Net actuarial loss	$(8,782)	$(2,339)
Prior service (costs)	$(358)	$(11)

In measuring the projected benefit obligation and net periodic pension cost for our plans, we utilize actuarial valuations. These valuations include specific information pertaining to individual plan participants, such as salary, age and years of service, along with certain assumptions. The most significant assumptions applied include discount rates, expected return on plan assets and rate of compensation increases. We evaluate these assumptions, at a minimum, on an annual basis, and make required changes, as applicable. In developing our expected long-term rate of return on pension plan assets, we consider the current and expected target asset allocations of the pension portfolio, as well as historical returns and future expectations for returns on various categories of plan assets. Expected return on assets is determined by using the weighted-average return on asset classes based on expected return for the target asset allocations of the principal asset categories held by each plan. In determining expected return, we consider both historical performance and an estimate of future long-term rates of return. The assumption will typically be within the 25th to 75th percentile of 20-year returns given by our actuary’s portfolio return calculator.
The following weighted-average assumptions were used to determine our year-end benefit obligations and net periodic pension cost under the plans:

	U.S. Plans		Non-U.S. Plans
Year-End Benefit Obligations	2010	2009	2010	2009

Discount rate	5.75%	6.90%	5.26%	6.96%
Rate of compensation increase	3.28%	3.28%	3.81%	3.76%

	U.S. Plans			Non-U.S. Plans
Net Periodic Pension Cost	2010	2009	2008	2010	2009	2008

Discount rate	6.90%	6.50%	6.00%	6.96%	5.88%	5.23%
Expected return on plan assets	8.75%	8.75%	8.75%	5.94%	6.28%	6.38%
Rate of compensation increase	3.28%	3.78%	3.79%	3.76%	3.97%	3.88%

The following tables illustrate the weighted-average actual and target allocation of plan assets:

U.S. Plans
		Actual Asset
	Target Allocation	Allocation
(Dollars in millions)	as of May 31, 2010	2010	2009

Equity securities	65%	$95.3	$76.7
Fixed income securities	25%	21.6	24.8
Cash		23.2	4.5
Other	10%	7.3	6.8

Total assets	100%	$147.4	$112.8

Non-U.S. Plans
		Actual Asset
	Target Allocation	Allocation
	as of May 31, 2010	2010	2009

Equity securities	42%	$48.3	$42.3
Fixed income securities	51%	60.9	49.1
Cash	1%	0.2	2.0
Property and other	6%	3.0	4.9

Total assets	100%	$112.4	$98.3

58      RPM International Inc. and Subsidiaries

	U.S. Plans
	Quoted	Significant Other	Significant
	Prices for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Fair Value at
(In thousands)	(Level 1)	(Level 2)	(Level 3)	May 31, 2010

U.S. Treasury and other government	$—	$3,086	$—	$3,086
State and municipal bonds		107		107
Foreign bonds		1,514		1,514
Mortgage-backed securities		4,723		4,723
Corporate bonds		12,208		12,208
Stocks	54,987			54,987
Mutual funds		40,272		40,272
Cash and cash equivalents	23,166			23,166
Limited partnerships			7,307	7,307

Total	$78,153	$61,910	$7,307	$147,370

	Non-U.S. Plans
	Quoted	Significant Other	Significant
	Prices for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Fair Value at
(In thousands)	(Level 1)	(Level 2)	(Level 3)	May 31, 2010

Pooled equities	$—	$47,839	$—	$47,839
Pooled fixed income		37,535		37,535
Foreign bonds		308		308
Insurance contracts			26,030	26,030
Mutual funds		507		507
Cash and cash equivalents	216			216

Total	$216	$86,189	$26,030	$112,435

The following table includes the activity that occurred during the year ended May 31, 2010 for our Level 3 assets:

		Actual Return on Plan Assets For:		Purchases,	Transfers
	Balance at	Assets Still Held	Assets Sold	Sales and	In/Out of	Balance at
	Beginning of Period	at Reporting Date	During Year	Settlements, net(1)	Level 3	End of Period

Year ended May 31, 2010	$35,430	1,497	—	(3,590)	—	$33,337

(1)	Includes the impact of exchange rate changes during the year.
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
The goals of the investment strategy for pension assets include: The total return of the funds shall, over an extended period of time, surpass an index composed of the Standard & Poor’s 500 Stock Index (equity), the Barclays Aggregate Bond Index (fixed income), and 30-day Treasury Bills (cash); weighted appropriately to match the asset allocation of the plans. The equity portion of the funds shall surpass the Standard & Poor’s 500 Stock Index over a full market cycle, while the fixed income portion shall surpass Barclays Aggregate Bond Index over a full market cycle. The purpose of the core fixed income fund is to increase return in the form of cash flow, provide a hedge against inflation and to reduce the volatility of the fund overall. Therefore, the primary objective of the core fixed income portion is to match the Barclays Aggregate Bond Index. The purpose of including opportunistic fixed income assets such as, but not limited to, global and high yield securities in the portfolio is to enhance the overall risk-return characteristics of the Fund.
In addition to the defined benefit pension plans discussed above, we also sponsor employee savings plans under Section 401(k) of the Internal Revenue Code, which cover most of our employees in the U.S. We record expense for defined contribution plans for any employer matching contributions made in conjunction with services
RPM International Inc. and Subsidiaries     59

rendered by employees. The majority of our plans provide for matching contributions made in conjunction with services rendered by employees. Matching contributions are invested in the same manner that the participants invest their own contributions. Matching contributions charged to income were $10.4 million, $10.7 million and $10.7 million for the years ending May 31, 2010, 2009 and 2008, respectively.
We expect to pay the following estimated pension benefit payments in the next five years (in millions): $17.8 in 2011; $19.9 in 2012; $20.6 in 2013; $21.9 in 2014; and $23.0 in 2015. In the five years thereafter (2016-2020) we expect to pay $126.2 million.
NOTE H — POSTRETIREMENT BENEFITS
We sponsor several, unfunded-health-care-benefit plans for certain of our retired employees as well as post-retirement life insurance for certain key employees. Eligibility for these benefits is based upon various requirements. The following table illustrates the effect on operations of these plans for the three years ended May 31, 2010:

	U.S. Plans				Non-U.S. Plans
(In thousands)	2010	2009	2008		2010	2009	2008

Service cost — Benefits earned during this period	$3	$3	$		$338	$358	$531
Interest cost on the accumulated obligation	569	576		522	664	688	725
Amortization of prior service cost	(165)	(123)		(28)
Amortization of unrecognized losses					(139)		96

Net Periodic Postretirement Expense	$407	$456		$494	$863	$1,046	$1,352

The changes in the benefit obligations of the plans at May 31, 2010 and 2009 were as follows:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2010	2009	2010	2009

Accumulated postretirement benefit obligation at beginning of year	$8,584	$6,952	$8,133	$11,772
Service cost	3	3	338	358
Interest cost	569	576	664	688
Benefit payments	(568)	(700)	(323)	(264)
Plan amendments	(592)
Medicare subsidy received	104	104
Actuarial (gains)	(164)	(490)	5,856	(3,365)
Impact of new accounting standard*		2,139
Currency exchange rate changes			306	(1,056)

Accumulated and accrued postretirement benefit obligation at end of year	$7,936	$8,584	$14,974	$8,133

*	Represents the impact new accounting guidance pertaining to split-dollar life insurance arrangements. Please refer to Note A(23), “Other Recent Accounting Pronouncements,” for further information.
In determining the postretirement benefit amounts outlined above, measurement dates as of May 31 for each period were applied.
The following table presents the amounts recognized in the Consolidated Balance Sheets for the years ended May 31, 2010 and 2009:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2010	2009	2010	2009

Current liabilities	$(578)	$(653)	$(315)	$(273)
Noncurrent liabilities	(7,358)	(7,931)	(14,659)	(7,860)

Net Amount Recognized	$(7,936)	$(8,584)	$(14,974)	$(8,133)

The following table presents the pre-tax net actuarial gain (loss) and prior service credits recognized in accumulated other comprehensive income (loss) not affecting retained earnings:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2010	2009	2010	2009

Net actuarial gain (loss)	$2,227	$2,201	$(2,824)	$3,055
Prior service credits	776	210

Total recognized in accumulated other comprehensive income not affecting retained earnings	$3,003	$2,411	$(2,824)	$3,055

60     RPM International Inc. and Subsidiaries

The following table includes the changes we recognized in other comprehensive income:

	U.S. Plans			Non-U.S. Plans
(In thousands)	2010	2009		2010		2009

Changes in plan assets and benefit obligations recognized in other comprehensive income:
Prior service cost	$(592)	$		$		$
Net loss (gain) arising during the year*	(164)		(490)		5,799		(3,696)
Effect of exchange rates on amounts included in AOCI					(57)		301
Amounts recognized as a component of net periodic benefit cost:
Amortization or curtailment recognition of prior service credit (cost)	26		28
Amortization or settlement recognition of net gain (loss)	138		96		137

Total recognized in other comprehensive loss (income)	$(592)		$(366)		$5,879		$(3,395)

*	Includes curtailment gains not recognized as a component of net periodic pension cost.
The following weighted-average assumptions were used to determine our year-end benefit obligations and net periodic postretirement benefit costs under the plans:

	U.S. Plans		Non-U.S. Plans
Year-End Benefit Obligations	2010	2009	2010	2009

Discount rate	5.75%	6.90%	5.75%	8.00%
Current healthcare cost trend rate	8.04%	8.60%	7.40%	10.00%
Ultimate healthcare cost trend rate	4.50%	4.50%	4.50%	5.00%
Year ultimate healthcare cost trend rate will be realized	2029	2029	2030	2024

	U.S. Plans			Non-U.S. Plans
Net Periodic Postretirement Benefit Cost	2010	2009	2008	2010	2009	2008

Discount rate	6.90%	6.50%	6.00%	8.00%	6.50%	5.50%
Healthcare cost trend rate	8.60%	8.50%	9.00%	10.00%	6.50%	7.00%
Ultimate healthcare cost trend rate	4.50%	5.00%	5.00%	5.00%	4.50%	4.50%
Year ultimate healthcare cost trend rate will be realized	2029	2015	2015	2024	2012	2012

Increasing or decreasing current healthcare cost trend rates by 1% would affect our accumulated postretirement benefit obligation and net postretirement expense by the following amounts for the years ended May 31, 2010 and 2009:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2010	2009	2010	2009

1% Increase in trend rate
Accumulated Benefit Obligation	$380	$488	$3,231	$1,430
Postretirement Cost	34	35	209	135

1% Decrease in trend rate
Accumulated Benefit Obligation	$(338)	$(432)	$(2,499)	$(1,138)
Postretirement Cost	(30)	(31)	(161)	(260)

We expect to pay approximately $1.0 million in estimated postretirement benefits in each of the next five years. In the five years thereafter (2016-2020) we expect to pay a cumulative total of $6.8 million.
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
We have included the impact of our portion of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 subsidy in the determination of accumulated postretirement benefit obligation for the U.S. nonpension postretirement benefit plan for the periods ended May 31, 2010. For the fiscal years ended May 31, 2010 and 2009, we received reimbursements from Medicare related to this law amounting to approximately $100,000 each year.
RPM International Inc. and Subsidiaries     61

NOTE I — REORGANIZATION PROCEEDINGS OF CERTAIN SUBSIDIARIES
General — Bondex and SPHC are defendants in various asbestos-related bodily injury lawsuits filed in various state courts. These cases generally seek unspecified damages for asbestos-related diseases based on alleged exposures to asbestos-containing products.
On May 31, 2010, Bondex and its parent, SPHC, filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. SPHC is the parent company of Bondex and is also the parent company for various operating companies that are not part of the reorganization filing, including Chemical Specialties Manufacturing Corp., Day-Glo Color Corp., Dryvit Holdings, Inc., Guardian Protection Products Inc., Kop-Coat Inc., TCI, Inc. and RPM Wood Finishes Group, Inc. SPHC and Bondex (the “filing entities”) took this action to permanently and comprehensively resolve all pending and future asbestos-related liability claims associated with Bondex and SPHC-related products. As a result of the filing, all Bondex and SPHC asbestos personal injury lawsuits have been stayed due to the imposition of an automatic stay applicable in bankruptcy cases. In addition, at the request of SPHC and Bondex, the bankruptcy court has entered orders staying all claims against RPM International Inc. and its affiliates that are derivative of the asbestos claims against SPHC and Bondex. Through the Chapter 11 proceedings, the filing entities intend ultimately to establish a trust in accordance with section 524(g) of the Bankruptcy Code and seek the imposition of a channeling injunction that will direct all future SPHC-related and Bondex-related claims to the trust. It is anticipated that the trust will compensate claims at appropriate values established by the trust documents and approved by the bankruptcy court. Because the case is in the beginning stages, it is not possible to predict how long the proceedings will last, the form of any ultimate resolution or when an ultimate resolution might occur.
Prior to the bankruptcy filing, the filing entities had engaged in a strategy of litigating asbestos-related products liability claims brought against them. Claims paid during the year ended May 31, 2010, prior to the bankruptcy filing, were $92.6 million, which included defense-related payments during the year of $42.6 million. No claims have been paid since the bankruptcy filing and it is not contemplated that any claims will be paid until a plan of reorganization is confirmed and an asbestos trust is established and operating.
Prior to the Chapter 11 bankruptcy filing, we recorded asbestos-related contingent liabilities that included estimations of future costs, which by nature are subject to many uncertainties that may change over time, including (i) the ultimate number of claims filed; (ii) the amounts required to resolve both currently known and future unknown claims; (iii) the amount of insurance, if any, available to cover such claims, including the outcome of coverage litigation against the filing entities’ third-party insurers; (iv) future earnings and cash flow of the filing entities; (v) the impact of bankruptcies of other companies whose share of liability may be imposed on the filing entities under certain state liability laws; (vi) the unpredictable aspects of the litigation process including a changing trial docket and the jurisdictions in which trials are scheduled; (vii) the outcome of any such trials including judgments or jury verdicts, as a result of our more aggressive defense posture, which includes taking selective cases to verdict; (viii) the lack of specific information in many cases concerning exposure to products for which one of our subsidiaries is responsible and the claimants’ diseases; (ix) potential changes in applicable federal and/or state law; and (x) the potential impact of various proposed structured settlement transactions or subsidiary bankruptcies by other companies, some of which are the subject of federal appellate court review, the outcome of which could have materially affected future asbestos-related liability estimates.
Historical Asbestos Liability Reserve — In fiscal 2006, management retained Crawford & Winiarski (“C&W”), an independent, third-party consulting firm with expertise in the area of asbestos valuation work, to assist it in calculating an estimate of Bondex’s liability for unasserted-potential-future-asbestos-related claims. C&W’s methodology to project Bondex’s liability for unasserted-potential-future-asbestos-related claims included an analysis of: (a) a widely accepted forecast of the population likely to have been exposed to asbestos; (b) epidemiological studies estimating the number of people likely to develop asbestos-related diseases; (c) the historical rate at which mesothelioma incidences resulted in the payment of claims by Bondex; (d) the historical settlement averages to value the projected number of future compensable mesothelioma claims; (e) the historical ratio of mesothelioma-related indemnity payments to non-mesothelioma indemnity payments; and (f) the historical defense costs and their relationship with total indemnity payments. Based upon the results of this analysis, Bondex recorded an accrued liability for asbestos claims through 2016 as of May 31, 2006 of $421.3 million. This amount was calculated on a pre-tax basis and was not discounted for the time value of money.
During the fiscal year ended May 31, 2008, the ten-year asbestos liability established as of May 31, 2006 was reviewed and evaluated. As part of that process, the credibility of epidemiological studies of Bondex’s mesothelioma claims, first introduced to management by C&W some two-and-one-half years earlier, was validated. At the core of the evaluation process, and the basis of C&W’s actuarial work on behalf of Bondex, is the Nicholson Study. The Nicholson Study is the most widely recognized reference in bankruptcy trust valuations, global settlement negotiations and the Congressional Budget Office’s work done on the proposed FAIR Act in 2006. Based on our ongoing comparison of the Nicholson Study projections and Bondex’s specific actual experience, which at that time continued to bear an extremely close correlation to the study’s projections, the asbestos liability projection was extended out to the year 2028. C&W assisted in calculating an estimate of our liability for unasserted-potential-future-asbestos-related claims out to 2028. C&W projected that the cost of extending the asbestos liability to 2028, coupled with an updated evaluation of Bondex’s current known claims to reflect its most recent actual experience, would be $288.1 million. Therefore, management added $288.1 million to the existing asbestos liability, which brought Bondex’s total asbestos-related balance sheet liabilities at May 31, 2008 to $559.7 million. On May 30, 2010, the day prior to the bankruptcy filing, Bondex had recorded an asbestos related product liability of $397.7 million.
62     RPM International Inc. and Subsidiaries

The table below illustrates movements in the Bondex asbestos liability for fiscal 2008, 2009 and 2010:
Asbestos Liability Movement (Current and Long-Term)

	Balance at			Impact of	Balance at
	Beginning	Additions to		Deconsolidation	End of
(In thousands)	of Period	Asbestos Charge	Deductions(1)	of SPHC(2)	Period

Year Ended May 31, 2010	$490,328		$92,621	$(397,707)	$0
Year Ended May 31, 2009	559,745		69,417		490,328
Year Ended May 31, 2008	354,268	$288,100	82,623		559,745

(1)	Deductions include payments for defense-related costs and amounts paid to settlement claims.

(2)	During the year ended May 31, 2010, SPHC and Bondex filed Chapter 11 reorganization proceedings in the United States Bankruptcy Court for the District of Delaware, and as a result, were deconsolidated from our results, as required. Refer to Note A(2) for further information.
This liability, as a result of the accounting for the deconsolidation of SPHC and its subsidiaries set forth in Note A(2), is no longer included in RPM International Inc.’s consolidated balance sheet, effective May 31, 2010.
Insurance Coverage Litigation — During calendar year 2003, the filing entities’ third-party insurers claimed exhaustion of coverage. On July 3, 2003, certain of our subsidiaries, including the filing entities, filed the case of Bondex International, Inc. et al. v. Hartford Accident and Indemnity Company et al., Case No. 1:03-cv-1322, in the United States District Court for the Northern District of Ohio, for declaratory judgment, breach of contract and bad faith against the named third-party insurers, challenging their assertion that their policies covering asbestos-related claims had been exhausted. On December 1, 2008, the trial court denied the plaintiffs’ motions for partial summary judgment and granted the defendants’ motions for summary judgment against plaintiffs, including the filing entities, and entered judgment on all remaining claims and counterclaims, and dismissed the action. Plaintiffs, including the filing entities, appealed the trial court’s decision to the United States Court of Appeals for the Sixth Circuit, which appeal is currently pending. The Sixth Circuit has stayed the appeal as a result of the bankruptcy filing, but an agreement in principle has been reached with the insurers that may result in the appeal resuming in October 2010. Bondex has not included any potential benefits from the ongoing insurance coverage litigation in calculating its asbestos liability.
Debtor-in-Possession (“DIP”) Financing — In connection with the bankruptcy filing, SPHC, Bondex and certain of SPHC’s subsidiaries entered into a three-year, $40.0 million DIP Credit facility (the “DIP Credit Facility”) with Wachovia Capital Finance Corporation (New England). The Bankruptcy Court approved this facility, and granted Wachovia a super priority administrative expense claim for all amounts owed under the facility. The facility is secured by security interests and liens in virtually all of the real and personal property and assets of Bondex, SPHC and certain of SPHC’s subsidiaries. The DIP Credit Facility generally permits borrowings for working capital, capital expenditures and other general corporate purposes. The DIP Credit Facility also imposes certain financial and non-financial covenants on SPHC and its subsidiaries. RPM International is not a party to the DIP Credit Facility and it has not guaranteed obligations under such facility.
Financial Results and Reorganization Items — The SPHC condensed consolidated financial statements set forth below have been prepared in conformity with ASC 852, Reorganizations (“ASC 852”).
Specialty Products Holding Corp.
Consolidated Statements of Income
In thousands

Year Ended May 31,	2010	2009	2008

Net Sales	$301,142	$314,038	$370,373
Net sales to RPM	18,431	15,084	19,613

Total net sales	319,573	329,122	389,986
Cost of sales	203,082	213,310	241,327

Gross profit	116,491	115,812	148,659
Selling, general & administrative expenses	99,798	99,781	110,361
Asbestos charges			288,100
Interest expense	22	9	43
Investment expense (income), net	(266)	(415)	(520)
Other (income) and expense, net	282	210	153

Income (loss) before income taxes	16,655	16,227	(249,478)
Provision (benefit) for income taxes	5,520	5,528	(88,175)

Net income (loss)	$11,135	$10,699	$(161,303)

Specialty Products Holding Corp.
Condensed Consolidated Balance Sheet

(In thousands)	May 31, 2010

Current Assets	$130,155
Property, Plant and Equipment, Net	45,839
Other Assets	299,779

Total Assets	$475,773

Other Current Liabilities	$38,810
Asbestos-Related Liabilities, Current	20,000
Other Long-Term Liabilities	31,310
Due to RPM, net(1)	122,275
Asbestos-Related Liabilities, Long-Term	377,707
Total Stockholders’ Equity (Deficit)	(114,329)

Total Liabilities and Stockholders’ Equity (Deficit)	$475,773

(1)	As of May 30, 2010, the day prior to the bankruptcy filing, SPHC and its subsidiaries had intercompany payables of approximately $209.6 million and intercompany receivables to and from other entities within the RPM group of companies (other than subsidiaries of SPHC) of approximately $87.3 million.
RPM International Inc. and Subsidiaries      63

SPHC and its subsidiaries routinely engage in intercompany transactions with other entities within RPM in the ordinary course of business, including services provided by RPM International Inc. to SPHC and its subsidiaries under an administrative services agreement. These services include risk management and insurance services, benefits administration, IT services, legal services, environmental, health and safety compliance management, tax planning and compliance services, treasury and cash management, various accounting services, including preparation of accounting books and financial statement preparation, internal audit services, benefits associated with group purchasing of various supplies and equipment, and consulting services associated with various business development activities. The Bankruptcy Court has approved this administrative services agreement.
As a result of its bankruptcy filing, SPHC and Bondex are precluded from paying dividends to shareholders and making payments on any pre-bankruptcy filing accounts or notes payable that are due and owing to any other entity within the RPM group of companies (the “Pre-Petition Intercompany Payables”) or other pre-petition creditors during the pendency of the bankruptcy case, without the Bankruptcy Court’s approval. Moreover, no assurances can be given that any of the Pre-Petition Intercompany Payables will ever be paid or otherwise satisfied.
When SPHC emerges from the jurisdiction of the Bankruptcy Court, the subsequent accounting will be determined based upon the applicable circumstances and facts at such time, including the terms of any plan of reorganization.
SPHC has assessed its liquidity position as a result of the bankruptcy filing and believes that it can continue to fund its and its subsidiaries’ operating activities and meet its debt and capital requirements for the foreseeable future. The SPHC condensed consolidated financial information set forth above has been prepared on a going concern basis which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the ordinary course of business.
NOTE J — CONTINGENCIES AND LOSS RESERVES
Accrued loss reserves and asbestos-related liabilities consist of the following:

May 31	2010	2009

(In thousands)
Accrued product liability reserves	$47,811	$51,453
Accrued warranty reserves	14,918	18,993
Accrued environmental reserves	3,084	6,947

Accrued loss reserves — current	65,813	77,393
Asbestos-related liabilities — current(1)	—	65,000

Total Reserves — Current	$65,813	$142,393

Accrued product liability reserves — noncurrent	$4,331	$7,067
Accrued warranty liability — noncurrent	2,684	—
Accrued environmental reserves — noncurrent	4,408	3,846

Accrued loss reserves — noncurrent	11,423	10,913
Asbestos-related liabilities — noncurrent(1)	—	425,328

Total Reserves — Noncurrent	$11,423	$436,241

(1)	During the year ended May 31, 2010, SPHC and Bondex filed Chapter 11 reorganization proceedings in the United States Bankruptcy Court for the District of Delaware, and as a result, were deconsolidated from our results, as required, and presented as an investment on our balance sheet using the cost method. Accordingly, SPHC and Bondex’s accrued asbestos-related liabilities have been eliminated in the presentation of our consolidated balance sheet as of May 31, 2010. Refer to Note A(2) and Note I for further information.
EIFS Litigation
As of May 31, 2010, Dryvit, one of SPHC’s wholly owned subsidiaries, was a defendant or co-defendant in various single family residential exterior insulating finishing systems (“EIFS”) cases, the majority of which are pending in the southeastern region of the country. Dryvit is also defending EIFS lawsuits involving commercial structures, townhouses and condominiums. The vast majority of Dryvit’s EIFS lawsuits seek monetary relief for water intrusion related property damages, although some claims in certain lawsuits allege personal injuries from exposure to mold.
Third-party excess insurers have historically paid varying shares of Dryvit’s defense and settlement costs in the individual commercial and residential EIFS lawsuits under various cost-sharing agreements. Dryvit has assumed a greater share of the costs associated with its EIFS litigation as it seeks funding commitments from our third-party excess insurers and will likely continue to do so pending the outcome of coverage litigation involving these same third-party insurers. This coverage litigation, Dryvit Systems, Inc. et al v. Chubb Insurance Company et al, Case No. CV 05 578004, is pending in the Cuyahoga Court of Common Pleas. The parties in the coverage litigation are required by court order to engage in settlement negotiations through private mediation. If the mediation is not successful, the parties will complete discovery in anticipation of conducting a jury trial.
64     RPM International Inc. and Subsidiaries

Other Contingencies
We provide, through our wholly-owned insurance subsidiaries, certain insurance coverage, primarily product liability, to our other subsidiaries. Excess coverage is provided by third-party insurers. Our reserves provide for these potential losses as well as other uninsured claims.
We also offer warranty programs at several of our industrial businesses and have established a product warranty liability. We review this liability for adequacy on a quarterly basis and adjust it as necessary. The primary factors that could affect this liability may include changes in the historical system performance rate as well as the costs of replacement. Provision for estimated warranty costs is recorded at the time of sale and periodically adjusted, as required, to reflect actual experience. It is probable that we will incur future losses related to warranty claims we have received, but that have not been fully investigated, and claims not yet received, which are not currently estimable due to the significant number of variables contributing to the extent of any necessary remediation. While our warranty liability represents our best estimate at May 31, 2010, we can provide no assurances that we will not experience material claims in the future or that we will not incur significant costs to resolve such claims beyond the amounts accrued or beyond what we may recover from our suppliers. Product warranty expense is recorded within selling, general and administrative expense.
The following table includes the changes in our accrued warranty balances:

Year Ended May 31,	2010	2009	2008

(In thousands)
Beginning Balance	$18,993	$8,055	$8,676
Deductions(1)	(23,209)	(16,215)	(8,200)
Provision charged to SG&A expense	24,897	27,153	7,133
Acquisitions	46		446
Impact of Deconsolidation of SPHC	(3,125)

Ending Balance	$17,602	$18,993	$8,055

(1)	Primarily claims paid during the year.
In addition, like other companies participating in similar lines of business, some of our subsidiaries are involved in several proceedings relating to environmental matters. It is our policy to accrue remediation costs when it is probable that such efforts will be required and the related costs can be reasonably estimated. These liabilities are undiscounted.
NOTE K — SEGMENT INFORMATION
We operate a portfolio of businesses and product lines that manufacture and sell a variety of specialty paints, protective coatings and roofing systems, sealants and adhesives. We manage our portfolio by organizing our businesses and product lines into two reportable segments: the industrial reportable segment and the consumer reportable segment. Within each reportable segment, we aggregate several operating segments that consist of individual groups of companies and product lines, which generally address common markets, share similar economic characteristics, utilize similar technologies and can share manufacturing or distribution capabilities. Our five operating segments represent components of our business for which separate financial information is available that is utilized on a regular basis by our chief executive officer in determining how to allocate the assets of the Company and evaluate performance. These five operating segments are each managed by an operating segment manager, who is responsible for the day-to-day operating decisions and performance evaluation of the operating segment’s underlying businesses. Over the past several years, a number of product lines included within our RPM II/Consumer Group were either sold to third-parties or reassigned to other operating segments within our consumer reportable segment to better align with how management views our business. After a comprehensive review and analysis of the remaining product lines in the RPM II/Consumer Group and the current customer base and markets served, it was determined that these remaining businesses are more appropriately accounted for in our RPM II/ Industrial Group. Total net sales for these businesses approximated 3.0% of consolidated net sales for the year ended May 31, 2010. The financial statements and notes contained herein reflect the reclassification of these product lines to the RPM II/Industrial Group (now referred to as the RPM II Group) for all periods presented.
Our industrial reportable segment products are sold throughout North America and also account for the majority of our international sales. Our industrial product lines are sold directly to contractors, distributors and end-users, such as industrial manufacturing facilities, public institutions and other commercial customers. This reportable segment comprises three separate operating segments — our Building Solutions Group, Performance Coatings Group, and RPM II Group. Products and services within this reportable segment include construction chemicals; roofing systems; weatherproofing and other sealants; polymer flooring; wood stains; edible coatings and specialty glazes for pharmaceutical, cosmetic and food industries; and other specialty chemicals.
Our consumer reportable segment manufactures and markets professional use and do-it-yourself (“DIY”) products for a variety of mainly consumer applications, including home improvement and personal leisure activities. Our consumer segment’s major manufacturing and distribution operations are located primarily in North America, along with a few locations in Europe. Consumer segment products are sold directly to mass merchandisers, home improvement centers, hardware stores, paint stores, craft shops and to other smaller customers through distributors. This reportable segment comprises two operating segments — our DAP Group and our Rust-Oleum Group. Products within this reportable segment include specialty, hobby and professional paints; caulks; adhesives; silicone sealants; and wood stains.
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
We reflect income from our joint ventures on the equity method, and receive royalties from our licensees. Total income from royalties and joint ventures amounted to approximately $2.7 million, $3.1 million and $3.3 million for the years ended May 31, 2010, 2009 and 2008, respectively, and are therefore included as an offset to selling, general and administrative expenses.
RPM International Inc. and Subsidiaries      65

The following table reflects the results of our reportable segments consistent with our management philosophy, and represents the information we utilize, in conjunction with various strategic, operational and other financial performance criteria, in evaluating the performance of our portfolio of businesses.

Year ended May 31	2010	2009	2008

(In thousands)
Segment Information
Net Sales
Industrial	$2,328,194	$2,367,401	$2,472,421
Consumer	1,084,522	1,000,766	1,171,370

Total	$3,412,716	$3,368,167	$3,643,791

Gross Profit
Industrial	$1,008,147	$988,262	$1,048,221
Consumer	427,228	364,827	450,316

Total	$1,435,375	$1,353,089	$1,498,537

Income (Loss) Before Income Taxes(1)
Industrial(2)	$225,528	$180,395	$267,424
Consumer	147,019	97,279	146,602
Corporate/Other	(104,093)	(96,806)	(380,019)

Total	$268,454	$180,868	$34,007

Identifiable Assets
Industrial	$1,666,005	$1,778,526	$2,071,920
Consumer	1,135,211	1,187,633	1,341,406
Corporate/Other	202,808	443,762	350,241

Total	$3,004,024	$3,409,921	$3,763,567

Capital Expenditures
Industrial	$17,887	$34,603	$49,869
Consumer	4,400	19,828	20,901
Corporate/Other	954	555	1,070

Total	$23,241	$54,986	$71,840

Depreciation and Amortization
Industrial	$56,104	$55,793	$52,417
Consumer	26,771	27,996	29,275
Corporate/Other	1,378	1,355	3,674

Total	$84,253	$85,144	$85,366

Geographic Information
Net Sales (based on shipping location)
United States	$2,148,893	$2,161,494	$2,384,357

Foreign
Canada	308,395	260,928	306,339
Europe	728,118	734,853	775,651
Other Foreign	227,310	210,892	177,444

Total Foreign	1,263,823	1,206,673	1,259,434

Total	$3,412,716	$3,368,167	$3,643,791

Long-Lived Assets(3)
United States	$966,453	$1,171,288	$1,216,705

Foreign
Canada	127,672	128,888	144,027
Europe	415,411	424,119	501,828
Other Foreign	45,752	40,210	28,278

Total Foreign	588,835	593,217	674,133

Total	$1,555,288	$1,764,505	$1,890,838

(1)	Asbestos-related charges, totaling $288.1 million in fiscal 2008 and the impact of an asbestos-related insurance settlement of $15.0 million in fiscal 2007, are reflected in Corporate/Other, and relate to our Bondex International, Inc. subsidiary.

(2)	Includes the impact of impairment losses related to a reduction of the carrying value of goodwill and indefinite-lived intangible assets, totaling $15.5 million during the fiscal year ended May 31, 2009.

(3)	Long-lived assets include all non-current assets, excluding non-current deferred income taxes.
66      RPM International Inc. and Subsidiaries

NOTE L — QUARTERLY INFORMATION (UNAUDITED)
The following is a summary of the quarterly results of operations for the years ended May 31, 2010 and 2009:

	For Quarter Ended
(In thousands, except per share amounts)	August 31	November 30		February 28		May 31

2010
Net Sales	$915,953	$858,658		$666,594		$971,511
Gross Profit	$393,830	$363,211		$259,832		$418,502
Net Income (Loss) Attributable to RPM International Inc. Stockholders	$73,025	$55,893		$(9,400)		$60,519
Basic Earnings (Loss) Per Share Attributable to RPM International Inc. Stockholders	$0.57	$0.44		$(0.07)		$0.47
Diluted Earnings (Loss) Per Share Attributable to RPM International Inc. Stockholders	$0.57	$0.43	(a)	$(0.07	)(a)	$0.47
Dividends Per Share	$0.200	$0.205		$0.205		$0.205

	For Quarter Ended
(In thousands, except per share amounts)	August 31	November 30	February 28		May 31

2009
Net Sales	$985,465	$889,965	$635,396		$857,341
Gross Profit	$403,589	$356,726	$234,658		$358,116
Net Income (Loss) Attributable to RPM International Inc. Stockholders	$69,517	$41,726	$(30,933)		$39,306	(b)
Basic Earnings (Loss) Per Share Attributable to RPM International Inc. Stockholders	$0.55	$0.33	$(0.24)		$0.31
Diluted Earnings (Loss) Per Share Attributable to RPM International Inc. Stockholders	$0.53	$0.33	$(0.24	)(a)	$0.31
Dividends Per Share	$0.190	$0.200	$0.200		$0.200

(a)	For the quarters ended November 30, 2009, February 28, 2010 and February 28, 2009, the treasury stock method was utilized for the purpose of computing diluted earnings per share, as the result under the two-class method would have been anti-dilutive.

(b)	Includes impairment charges related to a reduction of the carrying value of goodwill and indefinite-lived intangible assets, which impacted net income and basic and diluted earnings per share by $15.5 million and $0.12 per share, respectively, during the fourth quarter of the fiscal year ended May 31, 2009.
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
Range of Sales Prices and Dividends Paid

			Dividends paid
Fiscal 2010	High	Low	per share

First Quarter	$17.03	$13.08	$0.200

Second Quarter	$20.35	$15.85	$0.205

Third Quarter	$21.49	$18.05	$0.205

Fourth Quarter	$22.90	$18.41	$0.205

			Dividends paid
Fiscal 2009	High	Low	per share

First Quarter	$25.19	$19.31	$0.190

Second Quarter	$22.00	$10.05	$0.200

Third Quarter	$14.32	$10.58	$0.200

Fourth Quarter	$15.70	$9.09	$0.200
Source: New York Stock Exchange
Cash dividends are payable quarterly, upon authorization of the Board of Directors. Regular payment dates are approximately the last day of July, October, January and April.
The number of holders of record of our common stock as of July 16, 2010 was approximately 28,062 in addition to 53,692 beneficial holders.
RPM International Inc. and Subsidiaries      67

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
Management assessed the effectiveness of RPM’s internal control over financial reporting as of May 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on this assessment, management concluded that, as of May 31, 2010, RPM’s internal control over financial reporting is effective.
The independent registered public accounting firm Ernst & Young LLP, has also audited the Company’s internal control over financial reporting as of May 31, 2010 and their report thereon is included on page 70 of this report.

Frank C. Sullivan	Robert L. Matejka
Chairman and Chief Executive Officer	Senior Vice President and Chief Financial Officer

July 29, 2010
68      RPM International Inc. and Subsidiaries

Report of Independent Registered Public Accounting Firm
TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
RPM International Inc. and Subsidiaries
Medina, Ohio
We have audited the accompanying consolidated balance sheets of RPM International Inc. and Subsidiaries (“RPM” or “the Company”) as of May 31, 2010 and 2009 and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended May 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of RPM at May 31, 2010 and 2009 and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 2010, in conformity with U.S. generally accepted accounting principles.
As discussed in Note G to the consolidated financial statements, effective on May 31, 2007 and June 1, 2007, the Company adopted the recognition and measurement date provisions, respectively, of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post Retirement Plans, an amendment to FAS 87, 88, 106 and 132(R)” (codified in FASB ASC Topic 715, “Compensation-Retirement Benefits”).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of RPM’s internal control over financial reporting as of May 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 29, 2010 expressed an unqualified opinion thereon.
Cleveland, Ohio

July 29, 2010
RPM International Inc. and Subsidiaries      69

Report of Independent Registered Public Accounting Firm
TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
RPM International Inc. and Subsidiaries
Medina, Ohio
We have audited RPM International Inc. and Subsidiaries’ (“RPM” or “the Company”) internal control over financial reporting as of May 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”). RPM’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s Report on Internal Control Over Financial Reporting.” Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, RPM maintained, in all material respects, effective internal control over financial reporting as of May 31, 2010, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of RPM as of May 31, 2010 and 2009 and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended May 31, 2010 and our report dated July 29, 2010 expressed an unqualified opinion thereon.
Cleveland, Ohio

July 29, 2010
70      RPM International Inc. and Subsidiaries