Form 10-K, Exhibit 13
period 2012-05-31
RPM INTERNATIONAL INC/DE/
filed 2012-07-26
CIK 110621

Exhibit 13.1

that manufacture and
performance coatings, sealants and
pecialty chemicals, primarily for maintenance,
repair and improvement applications.
Every RPM Company Contains:
Brand Leadership: RPM's brands are leaders in the markets they serve. This key component of the company's growth strategy presents many advantages, including the ability to command premium pricing, shorten sales cycles and gain repeat purchases due to brand loyalty.
Growth Focus: RPM companies pursue growth through internal initiatives such as developing new products and services, capturing market share and expanding into new geographies. RPM also acquires new companies that complement its portfolio of specialty coatings and sealants businesses.
Entrepreneurial Culture: This culture is a key attraction to RPM's business leaders and employees. It affords them the freedom and flexibility to quickly respond with products, services and support that meet market conditions and customer needs.
2012
An RPM Company

2012 Annual Report

RPM International Inc.

Financial Section

22 Management's Discussion and Analysis
35 Consolidated Financial Statements
40 Notes to Consolidated Financial Statements
67 Quarterly Stock Price and Dividend Information
68 Management's Report on Internal Control
69 Auditor's Reports
71 Stockholder Information
72 Global Operations
73 Directors and Officers

See cover fold-out for Selected Financial Data

21

2012 Annual Report RPM International Inc. Financial Section 22 Management’s Discussion 67 Quarterly Stock Price and 69 Auditor’s Reports and Analysis Dividend Information 71 Stockholder Information 35 Consolidated 68 Management’s Report 72 Global Operations Financial Statements on Internal Control 73 Directors and Officers 40 Notes to Consolidated Financial Statements See cover fold-out for Selected Financial Data

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our Consolidated Financial Statements include the accounts of RPM International Inc. and its majority-owned subsidiaries, except for certain subsidiaries that were deconsolidated on May 31, 2010 (please refer to Note A(2) to the Consolidated Financial Statements for further information). Investments in less-than-majority-owned joint ventures for which we have the ability to exercise significant influence over are accounted for under the equity method. Preparation of our financial statements requires the use of estimates and assumptions that affect the reported amounts of our assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We continually evaluate these estimates, including those related to our allowances for doubtful accounts; inventories; allowances for recoverable taxes; useful lives of property, plant and equipment; goodwill and other intangible assets; environmental, warranties and other contingent liabilities; income tax valuation allowances; pension plans; and the fair value of financial instruments. We base our estimates on historical experience, our most recent facts, and other assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of our assets and liabilities. Actual results, which are shaped by actual market conditions, may differ materially from our estimates.

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

Translation of Foreign Currency Financial Statements and Foreign Currency Transactions

Our reporting currency is the U.S. dollar. However, the functional currency for each of our foreign subsidiaries is its principal operating currency. We translate the amounts included in our Consolidated Statements of Income from our foreign subsidiaries into U.S. dollars at weighted-average exchange rates, which we believe are representative of the actual exchange rates on the dates of the transactions. Our foreign subsidiaries’ assets and liabilities are translated into U.S. dollars from local currency at the actual exchange rates as of the end of each reporting date, and we record the resulting foreign exchange translation adjustments in our Consolidated Balance Sheets as a component of accumulated other comprehensive income (loss). If the U.S. dollar strengthens, we reflect the resulting losses as a component of accumulated other comprehensive income (loss). Conversely, if the U.S. dollar weakens, foreign exchange translation gains result, which favorably impact accumulated other comprehensive income. Translation adjustments may be included in net earnings in the event of a sale or liquidation of certain of our underlying foreign investments. If we determine that the functional currency of any of our foreign subsidiaries should be the U.S. dollar, our financial statements will be affected. Should this occur, we will adjust our reporting to appropriately account for any such changes.

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

Goodwill

We test our goodwill balances at least annually, or more frequently as impairment indicators arise, at the reporting unit level. Our reporting units have been identified at the component level, which is the operating segment level or one level below our operating segments.

In the fourth quarter of our fiscal year ended May 31, 2012, we early adopted new Financial Accounting Standards Board (“FASB”) guidance that simplifies how an entity tests goodwill for impairment. It provides an option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, and whether it is necessary to perform the two-step goodwill impairment test.

We assess qualitative factors in each of our reporting units that carry goodwill. Among other relevant events and circumstances that affect the fair value of our reporting units, we assess individual factors such as:

•	a significant adverse change in legal factors or the business climate;

•	an adverse action or assessment by a regulator;

•	unanticipated competition;

•	a loss of key personnel; and

•	a more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of.

We assess these qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under the new guidance, this quantitative test is required only if we conclude that it is more likely than not that a reporting unit’s fair value is less than its carrying amount.

22    RPM International Inc. and Subsidiaries

In applying the first step of the quantitative test, we compare the fair value of a reporting unit to its carrying value. Calculating the fair market value of a reporting unit requires our use of estimates and assumptions. We use significant judgment in determining the most appropriate method to establish the fair value of a reporting unit. We estimate the fair value of a reporting unit by employing various valuation techniques, depending on the availability and reliability of comparable market value indicators, and employ methods and assumptions that include the application of third-party market value indicators and the computation of discounted future cash flows for a reporting unit’s annual projected earnings before interest, taxes, depreciation and amortization (“EBITDA”).

We evaluate discounted future cash flows for a reporting unit’s projected EBITDA. Under this approach, we calculate the fair value of a reporting unit based on the present value of estimated future cash flows. If the fair value of the reporting unit exceeds the carrying value of the net assets of the reporting unit, goodwill is not impaired. An indication that goodwill may be impaired results when the carrying value of the net assets of a reporting unit exceeds the fair value of the reporting unit. At that point, the second step of the impairment test is performed, which requires a fair value estimate of each tangible and intangible asset in order to determine the implied fair value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then we record an impairment loss equal to the difference.

In applying the discounted cash flow methodology, we rely on a number of factors, including future business plans, actual and forecasted operating results, and market data. The significant assumptions employed under this method include discount rates; revenue growth rates, including assumed terminal growth rates; and operating margins used to project future cash flows for a reporting unit. The discount rates utilized reflect market-based estimates of capital costs and discount rates adjusted for management’s assessment of a market participant’s view with respect to other risks associated with the projected cash flows of the individual reporting unit. Our estimates are based upon assumptions we believe to be reasonable, but which by nature are uncertain and unpredictable. We believe we incorporate ample sensitivity ranges into our analysis of goodwill impairment testing for a reporting unit, such that actual experience would need to be materially out of the range of expected assumptions in order for an impairment to remain undetected.

Our annual goodwill impairment analysis for fiscal 2012 did not result in any impairment loss. Should the future earnings and cash flows at our reporting units decline and/or discount rates increase, future impairment charges to goodwill and other intangible assets may be required.

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

Additionally, we test all indefinite-lived intangible assets for impairment at least annually during our fiscal fourth quarter. Measuring a potential impairment of non-goodwill intangibles and other long-lived assets requires the use of various estimates and assumptions, including the determination of which cash flows are directly related to the assets being evaluated, the respective useful lives over which those cash flows will occur and potential residual values, if any. If we determine that the carrying values of these assets may not be recoverable based upon the existence of one or more of the above-described indicators or other factors, any impairment amounts would be measured based on the projected net cash flows expected from these assets, including any net cash flows related to eventual disposition activities. The determination of any impairment losses would be based on the best information available, including internal estimates of discounted cash flows; quoted market prices, when available; and independent appraisals, as appropriate, to determine fair values. Cash flow estimates would be based on our historical experience and our internal business plans, with appropriate discount rates applied. Our fiscal 2012 annual impairment tests of each of our indefinite-lived intangible assets did not result in any impairment loss.

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

Contingencies

We are party to various claims and lawsuits arising in the normal course of business. Although we cannot precisely predict the amount of any liability that may ultimately arise with respect to any of these matters, we record provisions when we consider the liability probable and reasonably estimable. Our provisions are based on historical experience and legal advice, reviewed quarterly and adjusted according to developments. In general, our accruals, including our accruals for environmental, warranty, and tax liabilities, discussed further below, represent the best estimate of a range of possible losses. Estimating probable losses requires the analysis of multiple forecasted factors that often depend on judgments about potential actions

RPM International Inc. and Subsidiaries     23

by third parties, such as regulators, courts, and state and federal legislatures. Changes in the amounts of our loss provisions, which can be material, affect our Consolidated Statements of Income. While it is reasonably possible that excess liabilities, if they were to occur, could be material to operating results in any given quarter or year of their recognition, we do not believe that it is reasonably possible that excess liabilities would have a material adverse effect on our long-term results of operations, liquidity or consolidated financial position.

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

Additionally, our operations are subject to various federal, state, local and foreign tax laws and regulations that govern, among other things, taxes on worldwide income. The calculation of our income tax expense is based on the best information available, including the application of currently enacted income tax laws and regulations, and involves our significant judgment. The actual income tax liability for each jurisdiction in any year can ultimately be determined, in some instances, several years after the financial statements have been published.

We also maintain accruals for estimated income tax exposures for many different jurisdictions. Tax exposures are settled primarily through the resolution of audits within each tax jurisdiction or the closing of a statute of limitation. Tax exposures and actual income tax liabilities can also be affected by changes in applicable tax laws, retroactive tax law changes, or other factors, which may cause us to believe revisions of past estimates are appropriate. Although we believe that appropriate liabilities have been recorded for our income tax expense and income tax exposures, actual results may differ materially from our estimates.

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

Changes in our key plan assumptions would impact net periodic benefit expense and the projected benefit obligation for our defined benefit and various postretirement benefit plans. Based upon May 31, 2012 information, the following tables reflect the impact of a 1% change in the key assumptions applied to our defined benefit pension plans in the U.S. and internationally:

24    RPM International Inc. and Subsidiaries

	U.S.		International
(In millions)	1% Increase	1% Decrease	1% Increase	1% Decrease
Discount Rate
Increase (decrease) in expense in FY 2012	$(4.1)	$4.9	$(1.9)	$2.3
Increase (decrease) in obligation as of May 31, 2012	$(44.0)	$54.7	$(26.0)	$31.8
Expected Return on Plan Assets
Increase (decrease) in expense in FY 2012	$(2.0)	$2.0	$(1.4)	$1.4
Increase (decrease) in obligation as of May 31, 2012	N/A	N/A	N/A	N/A
Compensation Increase
Increase (decrease) in expense in FY 2012	$3.1	$(2.8)	$1.2	$(1.1)
Increase (decrease) in obligation as of May 31, 2012	$17.7	$(15.8)	$7.2	$(6.5)

Based upon May 31, 2012 information, the following table reflects the impact of a 1% change in the key assumptions applied to our various postretirement health care plans:

	U.S.		International
(In millions)	1% Increase	1% Decrease	1% Increase	1% Decrease
Discount Rate
Increase (decrease) in expense in FY 2012	$—	$—	$(0.2)	$0.5
Increase (decrease) in obligation as of May 31, 2012	$(0.8)	$0.9	$(4.2)	$5.4
Healthcare Cost Trend Rate
Increase (decrease) in expense in FY 2012	$—	$—	$0.5	$(0.4)
Increase (decrease) in obligation as of May 31, 2012	$0.4	$(0.3)	$3.9	$(5.2)

BUSINESS SEGMENT INFORMATION

Our business is divided into two reportable segments: the industrial reportable segment and the consumer reportable segment. Within each reportable segment, we aggregate several operating segments that consist of individual groups of companies and product lines, which generally address common markets, share similar economic characteristics, utilize similar technologies and can share manufacturing or distribution capabilities. Our five operating segments represent components of our business for which separate financial information is available that is utilized on a regular basis by our chief executive officer in determining how to allocate the assets of the company and evaluate performance. These five operating segments are each managed by an operating segment manager who is responsible for the day-to-day operating decisions and performance evaluation of the operating segment’s underlying businesses. We evaluate the profit performance of our segments primarily based on income before income taxes, but also look to earnings (loss) before interest and taxes (“EBIT”) as a performance evaluation measure because interest expense is essentially related to corporate acquisitions, as opposed to segment operations.

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

In addition to our two reportable segments, there is a category of certain business activities and expenses, referred to as corporate/other, that does not constitute an operating segment. This category includes our corporate headquarters and related administrative expenses, results of our captive insurance companies, gains or losses on the sales of certain assets and other expenses not directly associated with either reportable segment. Assets related to the corporate/other category consist primarily of investments, prepaid expenses and headquarters’ property and equipment. These corporate and other assets and expenses reconcile reportable segment data to total consolidated income before income taxes, interest expense and earnings before interest and taxes.

RPM International Inc. and Subsidiaries     25

The following table reflects the results of our reportable segments consistent with our management philosophy, and represents the information we utilize, in conjunction with various strategic, operational and other financial performance criteria, in evaluating the performance of our portfolio of product lines.

SEGMENT INFORMATION

(In thousands)

Year Ended May 31,	2012	2011	2010
Net Sales
Industrial	$2,535,238	$2,259,809	$2,328,194
Consumer	1,242,178	1,122,032	1,084,522

Total	$3,777,416	$3,381,841	$3,412,716

Income (Loss) Before Income Taxes (a)
Industrial Segment
Income Before Income Taxes (a)	$278,676	$232,544	$225,528
Interest (Expense), Net (b)	(3,770)	(3,304)	(1,709)

EBIT (c)	$282,446	$235,848	$227,237

Consumer Segment
Income Before Income Taxes (a)	$160,099	$146,035	$147,019
Interest (Expense), Net (b)	18	63	37

EBIT (c)	$160,081	$145,972	$146,982

Corporate/Other
Income Before Income Taxes (a)	$(110,486)	$(83,526)	$(104,093)
Interest (Expense), Net (b)	(64,107)	(46,504)	(50,025)

EBIT (c)	$(46,379)	$(37,022)	$(54,068)

Consolidated
Income Before Income Taxes (a)	$328,289	$295,053	$268,454
Interest (Expense), Net (b)	(67,859)	(49,745)	(51,697)

EBIT (c)	$396,148	$344,798	$320,151

(a)	The presentation includes a reconciliation of Income (Loss) Before Income Taxes, a measure defined by Generally Accepted Accounting Principles (“GAAP”) in the U.S., to EBIT.
(b)	Interest (expense), net includes the combination of interest expense and investment expense (income), net.
(c)	EBIT is defined as earnings (loss) before interest and taxes. We evaluate the profit performance of our segments based on income before income taxes, but also look to EBIT as a performance evaluation measure because interest expense is essentially related to corporate acquisitions, as opposed to segment operations. For that reason, we believe EBIT is also useful to investors as a metric in their investment decisions. EBIT should not be considered an alternative to, or more meaningful than, operating income as determined in accordance with GAAP, since EBIT omits the impact of interest and taxes in determining operating performance, which represent items necessary to our continued operations, given our level of indebtedness and ongoing tax obligations. Nonetheless, EBIT is a key measure expected by and useful to our fixed income investors, rating agencies and the banking community, all of whom believe, and we concur, that this measure is critical to the capital markets’ analysis of our segments’ core operating performance. We also evaluate EBIT because it is clear that movements in EBIT impact our ability to attract financing. Our underwriters and bankers consistently require inclusion of this measure in offering memoranda in conjunction with any debt underwriting or bank financing. EBIT may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results.

26    RPM International Inc. and Subsidiaries

RESULTS OF OPERATIONS

Fiscal 2012 Compared with Fiscal 2011

Net Sales On a consolidated basis, net sales of $3.8 billion for the fiscal year ended May 31, 2012 improved 11.7%, or $395.6 million, over net sales of $3.4 billion during fiscal 2011. The organic growth in sales amounted to 8.6%, or $290.7 million, of the increase in fiscal 2012 net sales versus net sales for fiscal 2011, which includes volume-related improvements approximating 5.7%, or $192.1 million, and the impact of favorable pricing initiatives of approximately 2.9% of the prior year net sales, or $97.3 million. These favorable pricing initiatives, including those across both of our reportable segments, were instituted primarily during prior periods in order to offset the escalating raw material costs. Also reflected in the 8.6% growth in organic sales is the minor impact of favorable foreign exchange rates year-over-year, which amounted to approximately $1.3 million of the change in net sales from fiscal 2011. Ten small acquisitions, net of a product line divestiture, over the past year provided 3.1% of net sales growth over fiscal 2011, or $104.9 million.

Industrial segment net sales, which comprised 67% of consolidated net sales for fiscal 2012, totaled $2.5 billion, an increase of 12.2% from $2.3 billion during fiscal 2011. This increase in the industrial segment’s net sales reflects organic growth of 7.8%, including unit volume growth of approximately 5.0% and favorable pricing of approximately 2.8% of the prior year net sales. Eight small acquisitions provided 4.4% of this segment’s current year growth in net sales versus net sales for fiscal 2011.

Consumer segment net sales, which comprised 33% of consolidated net sales for fiscal 2012, totaled $1.2 billion, an increase of 10.7% from $1.1 billion during the prior fiscal year. The improvement in this segment resulted from organic growth in sales of 10.2%, including growth in unit volume sales approximating 7.0% of the prior year net sales, the impact of current year price increases of approximately 3.0% of the prior year net sales, and the impact of favorable foreign exchange, which amounted to 0.2% of the prior year net sales. Two small product line acquisitions, net of one small divestiture, had a favorable impact of approximately 0.5% on this segment’s net sales during fiscal 2012 versus fiscal 2011.

Gross Profit Margin Our consolidated gross profit margin declined to 40.8% of net sales for fiscal 2012 from 41.4% of net sales for fiscal 2011, despite our 5.7% growth in organic sales volume for fiscal 2012 versus fiscal 2011. The primary source of fiscal 2012 decline in gross profit margin was raw material costs, which were higher during fiscal 2012 versus fiscal 2011.

Selling, General and Administrative Expenses (“SG&A”) Our consolidated SG&A improved to 30.6% of net sales for fiscal 2012 compared with 31.3% of net sales for fiscal 2011. The 70 basis point decrease in SG&A as a percent of net sales versus the prior year primarily reflects the impact of the 8.6% organic growth in net sales. Other favorable reductions in SG&A resulted from reductions of insurance-related expenses, bad debt expense and warranty expense. We anticipate that warranty expense will likely continue to slowly decline over the next few years. Partially offsetting those improvements during fiscal 2012 was the combination of higher compensation and benefits expense, higher professional services expense and higher distribution expense during fiscal 2012 versus fiscal 2011.

Our industrial segment SG&A was approximately $71.8 million higher during fiscal 2012 versus fiscal 2011, but was slightly lower as a percentage of net sales, reflecting the favorable impact of the industrial segment’s 7.8% growth in organic sales during fiscal 2012 versus fiscal 2011, combined with a decrease in warranty expense. Partially offsetting those improvements was the impact of higher employee compensation and benefit expense, in addition to higher legal and distribution expense for fiscal 2012 versus fiscal 2011.

Our consumer segment SG&A was approximately $16.1 million higher during fiscal 2012 versus fiscal 2011, but improved as a percentage of net sales in fiscal 2012 as compared with the same period a year ago, primarily reflecting the favorable margin impact of the 10.2% growth in organic sales during fiscal 2012 versus fiscal 2011. Bad debt expense was significantly lower during fiscal 2012, due to a fiscal 2011 write off of a customer in bankruptcy that did not recur in fiscal 2012. Partially offsetting those favorable impacts was the combination of higher employee compensation expense and distribution expense during fiscal 2012 versus fiscal 2011.

SG&A expenses in our corporate/other category increased by $9.4 million during fiscal 2012 to $46.4 million from $37.0 million during fiscal 2011. During fiscal 2011, there was the favorable impact from a reimbursement received from an outside service provider that did not recur in fiscal 2012, along with prior year favorable self-insurance reserve adjustments that did not recur during fiscal 2012. The increase in SG&A expense also reflects the combination of higher employee compensation and benefit expenses and higher acquisition-related expense. Partially offsetting those higher expenses was the combination of a current year insurance recovery and lower consulting and legal expense during fiscal 2012 versus fiscal 2011.

We recorded total net periodic pension and postretirement benefit costs of $34.8 million and $35.0 million for fiscal 2012 and fiscal 2011, respectively. This slight decrease in pension expense of $0.2 million was primarily the result of a $5.2 million increase in service and interest cost during fiscal 2012 versus fiscal 2011, combined with $0.2 million of additional net actuarial losses incurred during fiscal 2012 versus fiscal 2011. A higher expected return on plan assets had a favorable impact on pension expense of approximately $5.6 million for fiscal 2012 versus fiscal 2011. We expect that pension expense will fluctuate on a year-to-year basis, depending primarily upon the investment performance of plan assets and potential changes in interest rates, but such changes are not expected to be material to our consolidated financial results. A decrease of 1.0% in the discount rate or the expected rate of return on plan assets assumptions would result in $7.7 million and $3.4 million higher expense, respectively. The assumptions and estimates used to determine the discount rate and expected return on plan assets are more fully described in Note L, “Pension Plans,” and Note M, “Postretirement Benefits,” to our Consolidated Financial Statements. Further discussion and analysis of the sensitivity surrounding our most critical assumptions under our pension and postretirement plans is discussed on pages 24-25 of this report under, “Critical Accounting Policies and Estimates — Pension and Postretirement Plans.”

Other (Income), Net Other income for fiscal 2012 of $9.6 million compares with other income of $2.4 million during fiscal 2011. The majority of other income of approximately $9.2 million and $2.3 million for fiscal 2012 and 2011, respectively, is recorded by our industrial segment. The remaining balance is recorded by our consumer segment.

Other income includes royalty income of $1.5 million and $1.2 million for fiscal 2012 and 2011, respectively. Also included is our equity in earnings of unconsolidated affiliates totaling approximately $8.1 million and $1.2 million for fiscal 2012 and 2011, respectively. Reflected in fiscal 2012 is an adjustment for our change in accounting for our investment in Kemrock from an available for sale security to the equity method. In relation to that change, approximately $4.6 million of net earnings was recorded during our second quarter ended November 30, 2011, which relates to prior years.

RPM International Inc. and Subsidiaries     27

Interest Expense Interest expense was $72.0 million for fiscal 2012 versus $65.4 million for fiscal 2011. Higher average borrowings, related to recent acquisitions, increased interest expense during fiscal 2012 by approximately $5.5 million versus fiscal 2011. Higher average borrowings year-over-year increased interest expense by approximately $2.2 million. Lower interest rates, which averaged 6.16% overall for fiscal 2012 compared with 6.32% for the same year of fiscal 2011, decreased interest expense by approximately $0.3 million during fiscal 2012 versus fiscal 2011. During fiscal 2011, we replaced our revolving credit facility with a new credit facility and wrote off all of the remaining $0.8 million in fees associated with the old revolving credit facility, which did not recur in fiscal 2012.

Investment (Income), Net Net investment income of $4.2 million during fiscal 2012 compares to net investment income of $15.7 million for fiscal 2011. Dividend and interest income totaled $6.7 million during fiscal 2012 and fiscal 2011. Net realized gains on the sales of investments resulted in a net loss of $0.9 million for fiscal 2012 versus a net gain of $9.7 million for fiscal 2011. Impairments recognized on securities that management has determined are other-than-temporary declines in value approximated $1.6 million for fiscal 2012, versus $0.7 million for fiscal 2011.

Income Before Income Taxes (“IBT”) Our consolidated pretax income fiscal 2012 of $328.3 million compares with pretax income of $295.1 million for fiscal 2011, which results in a pretax profit margin on net sales of 8.7% for both fiscal 2012 and fiscal 2011.

Our industrial segment had IBT of $278.7 million, for a profit margin on net sales of 11.0% for fiscal 2012, versus IBT of $232.5 million, for a profit margin on net sales of 10.3%, for fiscal 2011. The improvement in IBT as a percent of sales for the industrial segment resulted primarily from the recognition of this segment’s equity in the earnings of its joint venture with Kemrock beginning with the current fiscal year, and a decrease in warranty expense during fiscal 2012 compared with fiscal 2011. Our consumer segment IBT increased to $160.1 million, or 12.9% of net sales for fiscal 2012, from the fiscal 2011 result of $146.0 million, or 13.0% of net sales. While organic sales for the consumer segment grew by 10.2% in fiscal 2012 from fiscal 2011, IBT as a percent of sales for the consumer segment remained relatively flat year-over-year from the impact of higher raw material costs, higher compensation expense and higher distribution expense during fiscal 2012 versus fiscal 2011.

Income Tax Rate The effective income tax rate was 28.8% for the fiscal year ended May 31, 2012 compared to an effective income tax rate of 31.1% for fiscal 2011.

For fiscal 2012 and, to a lesser extent for fiscal 2011, the effective tax rate differed from the federal statutory rate principally due to lower effective tax rates of certain of our foreign subsidiaries and lower valuation allowances on foreign tax credit carryforwards. These decreases in taxes were partially offset by increases in tax as a result of the impact of non-deductible business operating expenses, state and local income taxes and provisions for valuation allowances associated with losses incurred by certain of our foreign businesses. Additionally, for the fiscal year ended May 31, 2012 decreases in the effective income tax rate resulted from a one-time benefit related to lower income tax rates in the United Kingdom and for net adjustments to reserves for contingencies, including interest thereon.

As of May 31, 2012, we have determined, based on the available evidence, that it is uncertain whether we will be able to recognize certain deferred tax assets. Therefore, we intend to maintain the tax valuation allowances recorded at May 31, 2012 for those deferred tax assets until sufficient positive evidence (for example, cumulative positive foreign earnings or additional foreign source income) exists to support their reversal. These valuation allowances relate to U.S. foreign tax credit carryforwards, certain foreign net operating losses and net foreign deferred tax assets. A portion of the valuation allowance is associated with deferred tax assets recorded in purchase accounting for prior year acquisitions.

Net Income Net income of $233.8 million for fiscal 2012 compares to net income of $203.2 million for fiscal 2011. This results in a net margin on sales of 6.2% and 6.0% for fiscal 2012 and fiscal 2011, respectively. While organic sales grew by 8.6% during fiscal 2012 versus net sales for fiscal 2011, raw material costs and employee compensation, distribution and acquisition-related expenses were higher during fiscal 2012 versus fiscal 2011. During the year ended May 31, 2012, we had net income from noncontrolling interests of $17.9 million versus $14.1 million during fiscal 2011. Net income attributable to RPM International Inc. stockholders was $215.9 million for the fiscal year ended May 31, 2012, versus $189.1 million for fiscal 2011, for a margin on net sales of 5.7% and 5.6% for fiscal 2012 and 2011, respectively.

Diluted earnings per share of common stock for fiscal 2012 of $1.65 compares with $1.45 for fiscal 2011.

Fiscal 2011 Compared with Fiscal 2010

Net Sales On a consolidated basis, net sales of $3.38 billion for fiscal 2011 declined 0.9%, or $30.9 million, from net sales of $3.41 billion during fiscal 2010. As previously disclosed, at May 31, 2010, we deconsolidated SPHC and its subsidiaries from our balance sheet, and eliminated the results of SPHC’s and its subsidiaries’ operations from our results of operations beginning on that date. Excluding SPHC’s results for fiscal 2010 and adding back intercompany sales to SPHC results in adjusted prior year net sales of $3.12 billion, a decrease of $296.5 million, or approximately 8.7% of fiscal 2010 sales, as reported. As such, net sales for fiscal 2011 increased 8.5%, or $265.6 million from adjusted net sales for fiscal 2010. The organic growth in sales amounted to 6.6%, or $205.6 million, of the increase in fiscal 2011 net sales versus adjusted net sales for fiscal 2010, which includes volume-related improvements approximating 5.3% or $166.4 million, and the impact of favorable pricing initiatives, approximating 0.9% of the prior period adjusted net sales, or $27.1 million. These favorable pricing initiatives, including those across both of our reportable segments, were instituted primarily during prior periods in order to offset the escalating costs of many of our raw materials. Also reflected in the 6.6% growth in organic sales is the impact of favorable foreign exchange rates year-over-year, which amounted to 0.4% of adjusted net sales for fiscal 2010, or $12.1 million. These gains resulted primarily from the weaker dollar against the Canadian, Latin American and Asia-Pacific currencies during fiscal 2011, offset in part by unfavorable adjustments against the euro. Eleven small acquisitions, net of a product line divestiture, during fiscal 2011 provided 1.9% of net sales growth over adjusted net sales for fiscal 2010, or $60.0 million.

Industrial segment net sales, which comprised 67% of consolidated net sales for fiscal 2011, totaled $2.26 billion, a decline of 2.9% from $2.33 billion during fiscal 2010. As discussed above, net sales for fiscal 2011 reflect the impact of the deconsolidation of SPHC and its subsidiaries. Net sales relating to the deconsolidated group for fiscal 2010 totaled $297.0 million, or 12.8% of net sales for fiscal 2010, as reported. Compared with adjusted net sales of $2.03 billion for fiscal 2010, this segment’s fiscal 2011 net sales increased by 11.3%, or $228.6 million. This increase in the industrial segment’s net sales during fiscal 2011 reflects organic growth of 8.4%, including unit volume growth of approximately 6.7%, favorable pricing of approximately 1.2% and favorable foreign exchange rates of approximately 0.5% of fiscal 2010 adjusted net sales. During

28    RPM International Inc. and Subsidiaries

fiscal 2011, organic sales grew across nearly all of our industrial segment product lines as a result of general improvements in the economy, with the strongest growth achieved by our roofing, corrosion control coatings, fiberglass composite structures, European sealants, polymer flooring and fluorescent pigment product lines. Nine small acquisitions provided 2.9% of this segment’s fiscal 2011 growth in net sales versus fiscal 2010 adjusted net sales.

Consumer segment net sales, which comprised 33% of consolidated net sales for fiscal 2011, totaled $1.12 billion, an increase of 3.5% from $1.08 billion during fiscal 2010. The improvement in this segment resulted from organic growth in sales of 3.3%, including growth in unit volume sales of approximately 2.8%, the impact of current period price increases of approximately 0.3% and the impact of favorable foreign exchange rates of approximately 0.2% of fiscal 2010 net sales. The organic sales growth versus fiscal 2010 was the result of increased market share among several product lines in this segment, combined with new product introductions. Two small acquisitions, net of a product line divestiture, provided approximately 0.2% of the net change in the consumer segment’s net sales during fiscal 2011 versus fiscal 2010.

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

Selling, General and Administrative Expenses (“SG&A”) Our consolidated SG&A margin improved to 31.3% of net sales for fiscal 2011 compared with 32.5% of actual net sales and 32.3% of adjusted net sales for fiscal 2010. The decrease in SG&A as a percent of net sales versus the prior period’s adjusted SG&A margin primarily reflects the impact of 5.3% unit volume growth in net sales versus adjusted net sales from fiscal 2010. Additionally, we incurred lower warranty, advertising and promotional expenses during fiscal 2011 versus fiscal 2010, along with a favorable reduction in insurance-related expenses. Partially offsetting those improvements during fiscal 2011 was the combination of higher compensation expenses and higher commissions relating to the fiscal 2011 mix of sales, in addition to higher bad debt expense, distribution, professional services expenses and unfavorable foreign exchange transactions versus fiscal 2010.

Our industrial segment SG&A improved to 32.7% of net sales for fiscal 2011 from 33.6% of net sales for fiscal 2010, and versus 33.8% of adjusted net sales for fiscal 2010, primarily reflecting the impact of 6.7% growth in sales volume during fiscal 2011 versus adjusted net sales for fiscal 2010 in this segment, in addition to lower warranty expense, lower professional services expense and lower bad debt expense. Partially offsetting those improvements were higher commissions on sales resulting from the fiscal 2011 growth and mix of organic sales, as well as higher compensation, employee benefit expense and unfavorable foreign exchange transactions.

Our consumer segment SG&A as a percentage of net sales for fiscal 2011 improved to 25.2% compared with 25.8% during fiscal 2010, primarily reflecting the favorable margin impact of 2.8% growth in organic sales volume during fiscal 2011 versus fiscal 2010, combined with lower discretionary spending on advertising expense, including promotional costs, and reductions in environmental accruals during fiscal 2011 versus fiscal 2010. Partially offsetting those gains in this segment was the combination of higher bad debt expense during fiscal

2011 versus fiscal 2010, along with slightly higher distribution expense, unfavorable foreign exchange transactions and insurance-related reserve adjustments.

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

We recorded total net periodic pension and postretirement benefit costs of $35.0 million and $30.1 million for the fiscal years ended May 31, 2011 and 2010, respectively. The increase in pension and postretirement expense of $4.9 million was primarily the result of a $5.5 million increase in service and interest cost during fiscal 2011 versus fiscal 2010, combined with $3.1 million of additional net actuarial losses incurred during fiscal 2011 versus fiscal 2010. A higher expected return on plan assets had a favorable impact on pension expense of approximately $3.7 million for fiscal 2011 versus fiscal 2010. We expect that pension and postretirement expense will fluctuate on a year-to-year basis, depending primarily upon the investment performance of plan assets and potential changes in interest rates, but such changes are not expected to be material to our consolidated financial results.

Other (Income), Net Other income for fiscal 2011 of $2.4 million compares with other income of $2.8 million during fiscal 2010. Other income includes royalty income of $1.2 million for fiscal 2011, and also includes our equity in earnings of unconsolidated affiliates totaling approximately $1.2 million and $2.8 million for fiscal 2011 and 2010, respectively. The majority of the other income balance for both fiscal 2011 and 2010 is recorded by our industrial segment.

Interest Expense Interest expense was $65.4 million during fiscal 2011 versus $59.3 million during fiscal 2010. Higher average borrowings, combined with additional borrowings for acquisitions, increased interest expense during fiscal 2011 by approximately $3.8 million versus fiscal 2010. Higher interest rates, which averaged 6.32% overall for fiscal 2011 compared with 6.24% for fiscal 2010, increased interest expense by approximately $1.5 million versus fiscal 2010. Lastly, during fiscal 2011, we replaced our old revolving credit facility with a new credit facility, and wrote off the remaining $0.8 million in fees associated with the old revolving credit facility.

Investment (Income), Net Net investment income of $15.7 million during fiscal 2011 compares to net investment income of $7.6 million for fiscal 2010. Dividend and interest income totaled $6.7 million during fiscal 2011 versus $5.7 million during fiscal 2010. Net realized gains on the sales of investments resulted in a net gain of $9.7 million for fiscal 2011 versus a net gain of $2.2 million for fiscal 2010. Slightly offsetting those gains were impairments, recognized on securities that management has determined are other-than-temporary declines in value, of approximately $0.7 million for fiscal 2011, versus $0.3 million for fiscal 2010.

Net Loss Upon Deconsolidation of SPHC Fiscal 2010 includes the impact of the deconsolidation of SPHC and its subsidiaries of $7.9 million, which is more fully described in Note A(2).

IBT Our consolidated pretax income for fiscal 2011 of $295.1 million compares with fiscal 2010 pretax income of $268.5 million, and with fiscal 2010 adjusted pretax income of

RPM International Inc. and Subsidiaries     29

$260.2 million. Pretax profit margin on net sales was 8.7% for fiscal 2011 versus an adjusted pretax profit margin on net sales of 8.3% during fiscal 2010.

Our industrial segment had IBT of $232.5 million, for a profit margin on net sales of 10.3% for fiscal 2011 versus IBT of $225.5 million, for a profit margin on net sales of 9.7% for fiscal 2010, principally reflecting the impact on this segment of the deconsolidation of SPHC and its subsidiaries on May 31, 2010. Excluding the deconsolidated group’s results from fiscal 2010 pretax income, our industrial segment’s IBT was $202.5 million, for a profit margin on adjusted net sales of 10.0%. Our consumer segment’s IBT declined to $146.0 million, or 13.0% of net sales for fiscal 2011, from the fiscal 2010 result of $147.0 million, or 13.6% of net sales, primarily from the impact of increased raw material costs during fiscal 2011 versus fiscal 2010.

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

Net Income Net income of $203.2 million for fiscal 2011 compares to net income of $181.1 million for fiscal 2010, and to adjusted net income of $178.4 million for fiscal 2010. Net margin on sales was 6.0% for fiscal 2011 compared to adjusted net margin of 5.7% on sales for fiscal 2010. The slight improvement in this net margin on an adjusted basis year-over-year primarily resulted from the benefit of our overall 6.6% growth in organic sales during fiscal 2011 versus adjusted net sales for fiscal 2010. During fiscal 2011, we had net income from noncontrolling interests of $14.1 million, primarily related to our deconsolidation of SPHC. If the deconsolidation of SPHC had occurred prior to fiscal 2010, there would have been approximately $15.5 million in net income from noncontrolling interests during fiscal 2010. Net income attributable to RPM International Inc. stockholders was $189.1 million for fiscal 2011, versus $180.0 million for fiscal 2010, for a margin on net sales of 5.6% for fiscal 2011 compared to 5.3% net margin on sales for fiscal 2010. On an adjusted basis, the fiscal 2010 net income attributable to RPM International Inc. stockholders was $162.9 million, for an adjusted margin on net sales of 5.2%.

Diluted earnings per share of common stock for fiscal 2011 of $1.45 compares with $1.39 per share during fiscal 2010, as reported, and to an adjusted fiscal 2010 of $1.26 per share.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

Operating activities provided cash flow of $294.9 million for the fiscal year ended May 31, 2012 compared with $238.2 million during the prior fiscal year, resulting in a net increase in cash of $56.7 million during fiscal 2012 versus fiscal 2011.

The net change in cash from operations includes the change in net income, which increased by $30.6 million during fiscal 2012 versus fiscal 2011; items adjusting net income for non-cash expenses and income, which increased cash flows by approximately $16.8 million less during the current fiscal year versus the prior fiscal year; and changes in working capital accounts and all other accruals, which increased cash flows by $42.9 million during the current fiscal year versus the prior fiscal year.

The decrease in accounts receivable since May 31, 2011 represents a cash inflow of $1.0 million versus the $70.4 million of cash used by accounts receivable during fiscal 2011, or approximately $71.4 million more cash provided year-over-year. This resulted from the timing of sales and collections on accounts receivable. Days sales outstanding at May 31, 2012 decreased to 58.1 days from 62.1 days sales outstanding at May 31, 2011.

Inventory balances provided $7.1 million of cash during fiscal 2012, compared with a use of cash of $71.5 million during fiscal 2011, or $78.6 million more cash provided year-over-year. Days of inventory outstanding at May 31, 2012 decreased to 68.8 days from 73.7 days of inventory outstanding at May 31, 2011.

The current year change in accounts payable provided $42.3 million less cash during the current fiscal year compared to the prior fiscal year, resulting from a change in the timing of certain payments during the current period versus the same period a year ago. Accrued compensation and benefits provided approximately $16.4 million less cash during fiscal 2012 versus the prior year, as there were higher bonus payments made during the current year versus the same period a year ago. Other accruals, including those for other short-term and long-term items and changes in accrued loss reserves, provided $5.7 million more cash during fiscal 2012 versus the prior fiscal year, due to changes in the timing of such payments. Lastly, the current year change in cash from operating activities – other, relates partly to the unfavorable impact of foreign exchange as the U.S. dollar was stronger against other major currencies at the end of the current fiscal year versus a year ago. Additionally, this impact was combined with an increase in losses recognized in accumulated other comprehensive income (“AOCI”) relating to pensions, which had an unfavorable impact of $77.5 million, net of tax, on the current year cash from operating activities. The increase in pension losses recognized in AOCI is primarily attributable to a lower discount rate during 2012 versus 2011 and a lower actual return on pension plan assets compared with the expected return on pension plan assets for 2012.

Cash provided from operations, along with the use of available credit lines, as required, remain our primary sources of liquidity.

Investing Activities

Capital expenditures, other than for ordinary repairs and replacements, are made to accommodate our continued growth to achieve production and distribution efficiencies, expand capacity, introduce new technology, improve EH&S capabilities, improve information systems, and enhance our administration capabilities. Capital expenditures of $71.6 million during fiscal 2012 compare with depreciation of $51.9 million. Capital spending now exceeds depreciation expense during fiscal 2012, and we expect that trend to continue. We believe our current production capacity is adequate to meet our immediate needs based on anticipated growth rates. Certain capital expenditures are already underway or beginning imminently to add longer-term capacity. Not reflected in our capital expenditures is the capacity added through our recent acquisitions of product lines and businesses, which totaled approximately $30.1 million during fiscal 2012. We anticipate that additional shifts at our production facilities, coupled with

30    RPM International Inc. and Subsidiaries

the capacity added through acquisition activity and our planned increase in future capital spending levels, will enable us to meet increased demand during the current fiscal year.

Our captive insurance companies invest their excess cash in marketable securities in the ordinary course of conducting their operations, and this activity will continue. Differences in the amounts related to these activities on a year-over-year basis are primarily attributable to differences in the timing and performance of their investments balanced against amounts required to satisfy claims. At May 31, 2012, the fair value of our investments in marketable securities totaled $129.2 million, of which investments with a fair value of $43.8 million were in an unrealized loss position. Included in the $129.2 million of marketable securities, but held outside of our captive insurers, is our $22.7 million investment in 5.5% convertible bonds issued by Kemrock in April 2012. The bonds are convertible into ordinary shares or global depositary receipts each representing one ordinary share of Kemrock stock, and may be converted at any time on or after June 4, 2012 and up to the close of business on June 12, 2017. The fair value of our portfolio of marketable securities is based on quoted market prices for identical, or similar, instruments in active or non-active markets or model-derived-valuations with observable inputs. We have no marketable securities whose fair value is subject to unobservable inputs. At May 31, 2011, the fair value of our investments in marketable securities, including $35.8 million in securities held outside of our captives’ investments, totaled $149.6 million, of which investments with a fair value of $21.6 million were in an unrealized loss position. Total pretax unrealized losses recorded in accumulated other comprehensive income at May 31, 2012 and May 31, 2011 were $3.1 million and $1.5 million, respectively.

We regularly review our marketable securities in unrealized loss positions in order to determine whether or not we have the ability and intent to hold these investments. That determination is based upon the severity and duration of the decline, in addition to our evaluation of the cash flow requirements of our businesses. Unrealized losses at May 31, 2012 were generally related to the normal volatility in valuations over the past several months for a portion of our portfolio of investments in marketable securities. The unrealized losses generally relate to investments whose fair values at May 31, 2012 were less than 15% below their original cost or that have been in a loss position for less than six consecutive months. If we were to experience unrealized losses that were to continue for longer periods of time, or arise to more significant levels of unrealized losses within our portfolio of investments in marketable securities in the future, we may recognize additional other-than-temporary impairment losses. Such potential losses could have a material impact on our results of operations in any given reporting period. As such, we continue to closely evaluate the status of our investments and our ability and intent to hold these investments.

As of May 31, 2012, approximately 95% of our consolidated cash and cash equivalents were held at various foreign subsidiaries. Currently, the funds held at our foreign subsidiaries are considered permanently reinvested to be used, for instance, to expand operations organically or for acquisitions in foreign jurisdictions. Our operations in the U.S. generate sufficient cash flow to satisfy U.S. operating requirements. Although we do not intend to repatriate any significant amounts of these cash balances to the U.S. in the foreseeable future, any repatriation of these balances could be subject to governmental restrictions and U.S. and foreign taxes. However, a portion of the foreign earnings have previously been subject to U.S. taxation and could be repatriated to the U.S. with little or no residual tax impact. We believe that the tax impact of repatriating these previously taxed earnings to the U.S. would not have a material impact on our financial results.

As previously stated, we intend to permanently reinvest the cash and cash equivalents held at our various foreign subsidiaries for foreign expansion and other uses. Due to the uncertainties and complexities involved in the various options for repatriation of foreign cash, including any associated governmental or other restrictions, it is not practicable to calculate the deferred taxes associated with the remittance of these cash balances.

Financing Activities

As a result of the SPHC bankruptcy filing, our access to the cash flows of SPHC and its subsidiaries has been restricted. However, the bankruptcy filing has not resulted in any reductions in our credit ratings by Moody’s Investor Service, Standard & Poors or Fitch Ratings. Therefore, we feel this has not adversely impacted our ability to gain access to capital.

Our available liquidity, including our cash and cash equivalents and amounts available under our committed credit facilities, stood at $813.1 million at May 31, 2012. Our debt-to-capital ratio was 48.5% at May 31, 2012, compared with 46.7% at May 31, 2011.

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

On May 27, 2011 we issued and sold an additional $150.0 million aggregate principal amount of the Notes. The offering was priced at 108.09% of the $150.0 million principal amount of Notes, together with accrued interest to, but excluding the closing date, and at that price the Notes have a yield to maturity of 4.934%. The net proceeds of $162.1 million were used for general corporate purposes, including working capital and potential acquisitions of complementary businesses or other assets.

Revolving Credit Agreement

On January 5, 2011, we established a $400.0 million senior unsecured multi-currency revolving credit facility with a group of banks (the “Revolving Credit Facility”). The Revolving Credit Facility provided a $35.0 million sub-limit for swing loans (relatively short-term borrowings used for working capital purposes) and a $100.0 million sub-limit for the issuance of letters of credit. We had the option to increase the Revolving Credit Facility by an aggregate principal amount not to exceed $100.0 million. The purpose of this Revolving Credit Facility was to refinance our prior credit facility, and any borrowings from this Revolving Credit Facility could have been used for working capital, capital expenditures and general corporate purposes. The Revolving Credit Facility would have matured on January 5, 2015, four years from its closing date. The Revolving Credit Facility required us to comply with various customary affirmative and negative covenants, including a leverage covenant and interest coverage ratio. Under the terms of the leverage covenant, we could not permit our consolidated indebtedness as of any fiscal quarter end to exceed 60% of the sum of such indebtedness and our consolidated shareholders’ equity on such date. The minimum required consolidated interest coverage ratio for EBITDA to interest expense under the Revolving Credit Facility was 3.50 to 1.

RPM International Inc. and Subsidiaries     31

As of May 31, 2012, we were in compliance with all covenants contained in our Revolving Credit Facility, including the leverage and interest coverage ratio covenants. At that date, our leverage ratio was 48.7%, while our interest coverage ratio was 7.04 to 1.

On June 29, 2012, we terminated our Revolving Credit Facility and entered into an unsecured syndicated revolving credit facility (the “New Credit Facility”) with a group of banks. The New Credit Facility expires on June 29, 2017 and provides for a five-year $600.0 million revolving credit facility, which includes sublimits for the issuance of swingline loans, which are comparatively short-term loans used for working capital purposes, and letters of credit. The aggregate maximum principal amount of the commitments under the New Credit Facility may be expanded upon our request, subject to certain conditions, to $800.0 million. The New Credit Facility is available to refinance existing indebtedness, to finance working capital and capital expenditure needs, and for general corporate purposes.

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

Accounts Receivable Securitization Program

On April 7, 2009, we replaced our existing $125.0 million accounts receivable securitization program, which was set to expire on May 7, 2009, with a new, three-year, $150.0 million accounts receivable securitization program (the “AR Program”). The AR Program, which was established with two banks for certain of our subsidiaries (“originating subsidiaries”), contemplates that the originating subsidiaries will sell certain of their accounts receivable to RPM Funding Corporation, a wholly owned special purpose entity (“SPE”), which will then transfer undivided interests in such receivables to the participating banks. Once transferred to the SPE, such receivables are owned in their entirety by the SPE and are not available to satisfy claims of our creditors or creditors of the originating subsidiaries until the obligations owing to the participating banks have been paid in full. The transactions contemplated by the AR Program do not constitute a form of off-balance sheet financing and are, and will be, fully reflected in our financial statements. The entry into the new AR Program increased our liquidity by $25.0 million, but also increased our financing costs due to higher market rates. The amounts available under the AR Program are subject to changes in the credit ratings of our customers, customer concentration levels or certain characteristics of the underlying accounts receivable, and therefore at certain times we may not be able to fully access the $150.0 million of funding available under the AR Program.

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

32    RPM International Inc. and Subsidiaries

The following table summarizes our financial obligations and their expected maturities at May 31, 2012 and the effect such obligations are expected to have on our liquidity and cash flow in the periods indicated.

Contractual Obligations

		Payments Due In
(In thousands)	Total Contractual Payment Stream	2013	2014-15	2016-17	After 2017
Long-term debt obligations	$1,115,536	$2,584	$251,522	$151,879	$709,551
Capital lease obligations	2,087	562	1,111	414
Operating lease obligations	152,007	37,473	49,779	28,795	35,960
Other long-term liabilities (1):
Interest payments on long-term debt obligations	364,942	64,526	116,552	91,732	92,132
Contributions to pension and postretirement plans (2)	365,200	39,400	89,000	91,500	145,300

Total	$1,999,772	$144,545	$507,964	$364,320	$982,943

(1)	Excluded from other long-term liabilities are our gross long-term liabilities for unrecognized tax benefits, which totaled $5.0 million at May 31, 2012. Currently, we cannot predict with reasonable reliability the timing of cash settlements to the respective taxing authorities related to these liabilities. See Note F, “Income Taxes,” to the Consolidated Financial Statements for further discussion.
(2)	These amounts represent our estimated cash contributions to be made in the periods indicated for our pension and postretirement plans, assuming no actuarial gains or losses, assumption changes or plan changes occur in any period. The projection results assume the required minimum contribution will be contributed.

The U.S. dollar fluctuated throughout the year, and was moderately stronger against other major currencies where we conduct operations at the fiscal year end versus the previous year end, causing an unfavorable change in the accumulated other comprehensive income (loss) (refer to Note I to the Consolidated Financial Statements) component of stockholders’ equity of $89.9 million this year versus a favorable change of $97.8 million last year. The change in fiscal 2012 was in addition to unfavorable net changes of $77.5 million, $4.0 million and $12.6 million related to adjustments required for minimum pension and other postretirement liabilities, unrealized gains on derivatives and unrealized gains on securities, respectively.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet financings, other than the minimum operating lease commitments included in the above Contractual Obligations table and further described in Note K, “Leases,” to the Consolidated Financial Statements. We have no subsidiaries that are not included in our financial statements, nor do we have any interests in, or relationships with, any special purpose entities that are not reflected in our financial statements. At the end of fiscal 2010, we deconsolidated our wholly owned subsidiary, SPHC, and its subsidiaries, from our balance sheet and eliminated the results of SPHC’s operations from our operations beginning on May 31, 2010. We account for our investment in SPHC, which had no value at May 31, 2012 and 2011, under the cost method (refer to Note A(2), “Summary of Significant Accounting Policies,” to the Consolidated Financial Statements).

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

Interest Rate Risk

Our primary interest rate risk exposure results from our floating rate debt, including various revolving and other lines of credit (refer to Note E, “Borrowings,” to the Consolidated Financial Statements). At May 31, 2012, approximately 5% of our debt was subject to floating interest rates.

If interest rates were to increase 100 bps from May 31, 2012 and, assuming no changes in debt from the May 31, 2012 levels, the additional annual interest expense would amount to approximately $0.5 million on a pretax basis. A similar increase in interest rates in fiscal 2011 would have resulted in approximately $0.5 million in additional interest expense.

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

If the U.S. dollar continues to strengthen, our foreign results of operations will be unfavorably impacted, but the effect is not expected to be material. A 10% change in foreign currency exchange rates would not have resulted in a material impact to net income for the years ended May 31, 2012 and 2011. We do not currently hedge against the risk of exchange rate fluctuations.

RPM International Inc. and Subsidiaries     33

FORWARD-LOOKING STATEMENTS

The foregoing discussion includes forward-looking statements relating to our business. These forward-looking statements, or other statements made by us, are made based on our expectations and beliefs concerning future events impacting us and are subject to uncertainties and factors (including those specified below), which are difficult to predict and, in many instances, are beyond our control. As a result, our actual results could differ materially from those expressed in or implied by any such forward-looking statements. These uncertainties and factors include (a) global markets and general economic conditions, including uncertainties surrounding the volatility in financial markets, the availability of capital and the effect of changes in interest rates, and the viability of banks and other financial institutions; (b) the prices, supply and capacity of raw materials, including assorted pigments, resins, solvents, and other natural gas- and oil-based materials; packaging, including plastic containers; and transportation services, including fuel surcharges; (c) continued growth in demand for our products; (d) legal, environmental and litigation risks inherent in our construction and chemicals businesses and risks related to the adequacy of our insurance coverage for such matters; (e) the effect of changes in interest rates; (f) the effect of fluctuations in currency exchange rates upon our foreign operations; (g) the effect of non-currency risks of investing in and conducting operations in foreign countries, including those relating to domestic and international political, social, economic and regulatory factors; (h) risks and uncertainties associated with our ongoing acquisition and divestiture activities; (i) risks related to the adequacy of our contingent liability reserves; (j) risks and uncertainties associated with the SPHC bankruptcy proceedings; and (k) other risks detailed in our filings with the Securities and Exchange Commission, including the risk factors set forth in our Annual Report on Form 10-K for the year ended May 31, 2012, as the same may be updated from time to time. We do not undertake any obligation to publicly update or revise any forward-looking statements to reflect future events, information or circumstances that arise after the filing date of this document.

34    RPM International Inc. and Subsidiaries

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

May 31,	2012	2011
Assets
Current Assets
Cash and cash equivalents	$315,968	$435,011
Trade accounts receivable (less allowances of $26,507 and $27,597, respectively)	745,541	712,863
Inventories	489,978	463,120
Deferred income taxes	19,868	17,764
Prepaid expenses and other current assets	239,982	239,212

Total current assets	1,811,337	1,867,970

Property, Plant and Equipment, at Cost	1,050,965	998,245
Allowance for depreciation and amortization	(632,133)	(608,218)

Property, plant and equipment, net	418,832	390,027

Other Assets
Goodwill	849,346	831,489
Other intangible assets, net of amortization	345,620	312,867
Other	134,885	112,676

Total other assets	1,329,851	1,257,032

Total Assets	$3,560,020	$3,515,029

Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable	$391,467	$358,790
Current portion of long-term debt	2,584	2,549
Accrued compensation and benefits	166,178	156,981
Accrued loss reserves	54,652	57,645
Other accrued liabilities	144,911	159,324

Total current liabilities	759,792	735,289

Long-Term Liabilities
Long-term debt, less current maturities	1,112,952	1,106,304
Other long-term liabilities	346,967	224,026
Deferred income taxes	26,326	62,042

Total long-term liabilities	1,486,245	1,392,372

Stockholders’ Equity
Preferred stock, par value $0.01; authorized 50,000 shares; none issued
Common stock, par value $0.01; authorized 300,000 shares;
issued 135,741 and outstanding 131,555 as of May 2012;
issued 134,406 and outstanding 130,580 as of May 2011	1,316	1,306
Paid-in capital	742,895	735,245
Treasury stock, at cost	(69,480)	(62,495)
Accumulated other comprehensive income (loss)	(177,893)	6,073
Retained earnings	686,818	583,035

Total RPM International Inc. stockholders’ equity	1,183,656	1,263,164
Noncontrolling interest	130,327	124,204

Total Equity	1,313,983	1,387,368

Total Liabilities and Stockholders’ Equity	$3,560,020	$3,515,029

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

RPM International Inc. and Subsidiaries     35

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

Year Ended May 31,	2012	2011	2010
Net Sales	$3,777,416	$3,381,841	$3,412,716
Cost of Sales	2,235,153	1,980,974	1,977,341

Gross Profit	1,542,263	1,400,867	1,435,375
Selling, General and Administrative Expenses	1,155,714	1,058,466	1,110,102
Net Loss Upon Deconsolidation of SPHC	—	—	7,946
Interest Expense	72,045	65,427	59,273
Investment (Income), Net	(4,186)	(15,682)	(7,576)
Other (Income), Net	(9,599)	(2,397)	(2,824)

Income Before Income Taxes	328,289	295,053	268,454
Provision for Income Taxes	94,526	91,885	87,327

Net Income	233,763	203,168	181,127
Less: Net Income Attributable to Noncontrolling Interests	17,827	14,110	1,090

Net Income Attributable to RPM International Inc. Stockholders	$215,936	$189,058	$180,037

Average Number of Shares of Common Stock Outstanding:
Basic	128,130	127,403	127,047
Diluted	128,717	128,066	127,731
Earnings per Share of Common Stock Attributable to RPM International Inc. Stockholders:
Basic	$1.65	$1.46	$1.40
Diluted	$1.65	$1.45	$1.39
Cash Dividends Declared per Share of Common Stock	$0.855	$0.835	$0.815

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

36    RPM International Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

Year Ended May 31,	2012	2011	2010
Cash Flows From Operating Activities:
Net income	$233,763	$203,168	$181,127
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	51,939	52,385	61,823
Amortization	21,759	20,368	22,430
Net loss upon deconsolidation of SPHC			7,946
Other-than-temporary impairments on marketable securities	1,604	693	260
Deferred income taxes	(7,088)	7,708	32,485
Stock-based compensation expense	13,904	12,282	10,030
Other	(6,590)	(1,086)	(1,768)
Changes in assets and liabilities, net of effect from purchases and sales of businesses:
Decrease (increase) in receivables	980	(70,440)	(17,748)
Decrease (increase) in inventory	7,115	(71,523)	(15,059)
Decrease (increase) in prepaid expenses and other current and long-term assets	17,857	(22,645)	2,230
Increase in accounts payable	13,635	55,896	19,638
Increase in accrued compensation and benefits	3,162	19,564	7,206
(Decrease) in accrued loss reserves	(4,909)	(8,198)	(2,705)
Increase in other accrued liabilities	43,650	41,263	42,079
Payments made for asbestos-related claims			(92,621)
Other	(95,909)	(1,269)	(53,417)

Cash From Operating Activities	294,872	238,166	203,936

Cash Flows From Investing Activities:
Capital expenditures	(71,615)	(39,826)	(23,241)
Acquisition of businesses, net of cash acquired	(163,414)	(38,972)	(73,985)
Purchase of marketable securities	(69,824)	(92,060)	(105,364)
Proceeds from sales of marketable securities	51,415	77,035	93,972
Proceeds from sales of assets and businesses	2,171	1,301	1,892
Decrease in cash due to deconsolidation of SPHC			(18,568)
Investment in unconsolidated affiliates	(31,842)	(9,315)	(2,745)
Other	15,787	(4,103)	1,086

Cash (Used For) Investing Activities	(267,322)	(105,940)	(126,953)

Cash Flows From Financing Activities:
Additions to long-term and short-term debt	27,894	200,499	314,059
Reductions of long-term and short-term debt	(36,128)	(24,502)	(319,642)
Cash dividends	(112,153)	(108,585)	(105,430)
Repurchase of stock	(6,985)	(21,811)	(2,283)
Exercise of stock options	9,931	12,116	14,667

Cash From (Used For) Financing Activities	(117,441)	57,717	(98,629)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(29,152)	29,713	(16,386)

Net Change in Cash and Cash Equivalents	(119,043)	219,656	(38,032)
Cash and Cash Equivalents at Beginning of Period	435,011	215,355	253,387

Cash and Cash Equivalents at End of Period	$315,968	$435,011	$215,355

Supplemental Disclosures of Cash Flows Information:
Cash paid during the year for:
Interest	$70,517	$62,892	$53,897
Income taxes	$96,067	$65,935	$45,090
Supplemental Schedule of Non-Cash Investing and Financing Activities:
Debt from business combinations	$3,858	$—	$2,991

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

RPM International Inc. and Subsidiaries     37

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands)

	Common Stock
	Number of Shares	Par/Stated Value	Paid-In Capital
Balance at May 31, 2009	128,501	$1,285	$796,441
Net income	—	—	—
Translation (loss) and other	—	—	—
Dividends paid	—	—	—
Deconsolidation of SPHC	—	—	(84,985)
Stock option exercises, net	981	10	12,341
Stock based compensation expense	—	—	3,852
Restricted stock awards, net	436	4	(3,560)

Balance at May 31, 2010	129,918	1,299	724,089
Net income	—	—	—
Translation gain and other	—	—	—
Dividends paid	—	—	—
Other noncontrolling interest activity	—	—	(13,233)
Shares repurchased	(1,036)	(10)	10
Stock option exercises, net	784	8	10,397
Stock based compensation expense	—	—	3,855
Restricted stock awards, net	914	9	10,127

Balance at May 31, 2011	130,580	1,306	735,245
Net income	—	—	—
Translation gain and other	—	—	—
Dividends paid	—	—	—
Other noncontrolling interest activity	—	—	(16,175)
Shares repurchased	(165)	(2)	2
Stock option exercises, net	577	6	7,311
Stock based compensation expense	—	—	3,991
Restricted stock awards, net	563	6	12,521

Balance at May 31, 2012	131,555	$1,316	$742,895

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

38    RPM International Inc. and Subsidiaries

Treasury Stock	Accumulated Other Comprehensive Income/(Loss)	Retained Earnings	Total RPM International Inc. Equity	Non-Controlling Interests	Total Equity	Total Comprehensive Income/(Loss)
$(50,453)	$(31,557)	$427,955	$1,143,671	$—	$1,143,671	$(13,103)

—	—	180,037	180,037	1,090	181,127	181,127
—	(83,454)	—	(83,454)	—	(83,454)	(83,454)
—	—	(105,430)	(105,430)	—	(105,430)
—	7,220	—	(77,765)	80,678	2,913
—	—	—	12,351	—	12,351
—	—	—	3,852	—	3,852
9,767	—	—	6,211	—	6,211

(40,686)	(107,791)	502,562	1,079,473	81,768	1,161,241	97,673

—	—	189,058	189,058	14,110	203,168	203,168
—	113,864	—	113,864	15,093	128,957	128,957
—	—	(108,585)	(108,585)	—	(108,585)
—	—	—	(13,233)	13,233	—
(17,948)	—	—	(17,948)	—	(17,948)
(507)	—	—	9,898	—	9,898
—	—	—	3,855	—	3,855
(3,354)	—	—	6,782	—	6,782

(62,495)	6,073	583,035	1,263,164	124,204	1,387,368	332,125

—	—	215,936	215,936	17,827	233,763	233,763
—	(183,966)	—	(183,966)	(27,879)	(211,845)	(211,845)
—	—	(112,153)	(112,153)	—	(112,153)
—	—	—	(16,175)	16,175	—
(3,008)	—	—	(3,008)	—	(3,008)
(718)	—	—	6,599	—	6,599
—	—	—	3,991	—	3,991
(3,259)	—	—	9,268	—	9,268

$(69,480)	$(177,893)	$686,818	$1,183,656	$130,327	$1,313,983	$21,918

RPM International Inc. and Subsidiaries     39

Notes to Consolidated Financial Statements

May 31, 2012, 2011, 2010

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1) Consolidation, Noncontrolling Interests and Basis of Presentation

Our financial statements include all of our majority-owned subsidiaries, except for certain subsidiaries that were deconsolidated on May 31, 2010 (please refer to Note A(2)). We account for our investments in less-than-majority-owned joint ventures, for which we have the ability to exercise significant influence, under the equity method. Effects of transactions between related companies, except for certain subsidiaries that were deconsolidated, are eliminated in consolidation.

Noncontrolling interests are presented in our Consolidated Financial Statements as if parent company investors (controlling interests) and other minority investors (noncontrolling interests) in partially owned subsidiaries have similar economic interests in a single entity. As a result, investments in noncontrolling interests are reported as equity in our Consolidated Financial Statements. Additionally, our Consolidated Financial Statements include 100% of a controlled subsidiary’s earnings, rather than only our share. Transactions between the parent company and noncontrolling interests are reported in equity as transactions between stockholders, provided that these transactions do not create a change in control.

In September 2011, we increased our ownership in Kemrock Industries and Exports Limited (“Kemrock”) to over 20% of Kemrock’s outstanding shares of common stock. Kemrock is one of India’s leading manufacturers of high performance reinforced polymer composites. Our Consolidated Financial Statements reflect the impact of the change in accounting for our investment in Kemrock from an available for sale security to the equity method, which was required as a result of our additional investment in Kemrock in September 2011. Please refer to Note C for further discussion.

In October 2011, we entered into an agreement to advance Kemrock $12.0 million in exchange for the continued supply of goods and commercial materials that Kemrock has exported to us in the past, with the full amount to be satisfied over a six month period. As of May 31, 2012, Kemrock has supplied us with approximately $9.0 million of goods and materials; the remaining portion of the advance is expected to be satisfied during the first quarter of fiscal 2013. The advance is classified within prepaid and other current assets in our Consolidated Balance Sheet.

In December 2011, we entered into a separate agreement to loan Kemrock $15.0 million, which is to be repaid in cash, or alternatively, goods and commercial materials, no later than September 15, 2012. As of May 31, 2012, Kemrock had repaid approximately $5.0 million of this loan. The loan is classified as a note receivable and is included in prepaid and other current assets in our Consolidated Balance Sheet. Also in December 2011, we entered into a global depository receipt (“GDR”) Purchase Agreement with Kemrock, whereby we purchased 693,072 GDRs of Kemrock for an aggregate purchase price of approximately $7.2 million. The GDRs are included in our investment in Kemrock and are classified as other long-term assets in our Consolidated Balance Sheet.

In April 2012, we invested $22.7 million in 5.5% convertible bonds issued by Kemrock. The bonds are convertible into ordinary shares or global depositary receipts each representing one ordinary share of Kemrock stock, and may be converted at any time on or after June 4, 2012 and up to the close of business on June 12, 2017. Our investment in Kemrock’s convertible bonds is classified in other long-term assets in our Consolidated Balance Sheet.

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

We had a net receivable from SPHC at May 31, 2010, that we expect may change before the bankruptcy proceedings have been finalized. The potential change relates to our indemnification of an insurer on appeal bonds pertaining to Bondex’s appeal of two asbestos cases that had been underway prior to the bankruptcy filing, neither of which are material in amount. During our 2012 third fiscal quarter, one of the appeal bonds was satisfied, and one remains outstanding. Included in the net amount due from SPHC are receivables and payables, which we concluded we have the right to report as a net amount based on several factors, including the fact that all amounts are determinable, the balances are due to and from our subsidiaries, and we have been given reasonable assurance that netting the applicable receivables and payables would remain legally enforceable. We analyzed our net investment in SPHC as of May 31, 2010, which included a review of our advances to SPHC, an assessment of the collectibility of our net receivables due from SPHC, and a computation of the gain to be recorded upon deconsolidation based on the carrying amount of our investment in SPHC. In accordance with GAAP, the gain on deconsolidation related to the carrying amount of net assets of SPHC at May 31, 2010, was calculated in accordance with ASC 810-10-40-5, as follows:

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

40    RPM International Inc. and Subsidiaries

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

As a result of the combined analyses of each of the components of our net investment in SPHC, we recorded a net loss of approximately $7.9 million, which was reflected in Other Expense, Net, during the fourth fiscal quarter of the year ended May 31, 2010. No changes have been made to these amounts through May 31, 2012.

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

During the fiscal year ended May 31, 2012, we completed six acquisitions. Four of the acquired product lines report through our industrial reportable segment, which included the following: a manufacturer of polyurethane and urethane-based flooring and decking solutions for cruise ships, yachts and naval applications based in Genoa, Italy; a supplier and provider of equipment and solutions for water and fire damage restoration, professional cleaning and environmental control based in Burlington, Washington; a supplier of passive fire protection and insulation products headquartered in Barcelona, Spain; and a manufacturer and supplier of EIFS and complementary product lines based in Germany and serving the German and French construction markets. Two of the acquired product lines report through our consumer reportable segment, which included the following: a manufacturer of automotive aftermarket coatings based in Hallam, Victoria, Australia; and a manufacturer of specialty coating based in Cicero, Illinois. During the fiscal year ended May 31, 2011, we completed six acquisitions, all of which report through our industrial reportable segment. The acquired product lines included the following: a supplier and installer of industrial flooring systems based in Norway; a product line that includes biodegradable modular systems for vegetated roofs; a manufacturer of polyurethane and epoxy coatings for waterproofing and industrial flooring based in Germany; a supplier of sealants, tapes and membranes for construction markets based in Turkey; a supplier of curb, bridge and channel drainage products for construction and infrastructure markets based in the U.K.; and a manufacturer of synthetic fibers engineered for use as a secondary reinforcement in ready mix concrete and cement-based building products based in LaFayette, Georgia. The purchase price for each acquisition has been allocated to the estimated fair values of the assets acquired and liabilities assumed as of the date of acquisition. These acquisitions have been aggregated by year of purchase in the following table:

	Fiscal 2012 Acquisitions			Fiscal 2011 Acquisitions
(In thousands)	Weighted-Average Intangible Asset Amortization Life (In Years)	Total		Weighted-Average Intangible Asset Amortization Life (In Years)	Total
Current assets		$84,693			$15,221
Property, plant and equipment		30,096			3,016
Goodwill	N/A	55,177		N/A	16,265
Tradenames—indefinite lives	N/A	26,986		N/A	—
Other intangible assets	14	43,062		11	13,493
Other long-term assets		3,066			2

Total Assets Acquired		$243,080			$47,997
Liabilities assumed		(64,743)			(9,776)

Net Assets Acquired		$178,337	(1)		$38,221	(2)

(1)	Figure includes cash acquired of $12.3 million.
(2)	Figure includes cash acquired of $0.8 million.

Our Consolidated Financial Statements reflect the results of operations of acquired businesses as of their respective dates of acquisition. Pro-forma results of operations for the years ended May 31, 2012 and May 31, 2011 were not materially different from reported results and, consequently, are not presented.

5) Foreign Currency

The functional currency for each of our foreign subsidiaries is its principal operating currency. Accordingly, for the periods presented, assets and liabilities have been translated using exchange rates at year end, while income and expense for the periods have been translated using a weighted-average exchange rate.

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

RPM International Inc. and Subsidiaries     41

7) Property, Plant & Equipment

May 31,	2012	2011
(In thousands)
Land	$36,767	$35,481
Buildings and leasehold improvements	291,026	277,268
Machinery and equipment	723,172	685,496

Total property, plant and equipment, at cost	1,050,965	998,245
Less: allowance for depreciation and amortization	632,133	608,218

Property, plant and equipment, net	$418,832	$390,027

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

Depreciation is computed primarily using the straight-line method over the following ranges of useful lives:

Land improvements	3 to 30 years
Buildings and improvements	3 to 50 years
Machinery and equipment	1 to 30 years

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

9) Shipping Costs

Shipping costs paid to third-party shippers for transporting products to customers are included in selling, general and administrative expenses. For the years ended May 31, 2012, 2011 and 2010, shipping costs were $112.0 million, $103.0 million and $101.7 million, respectively.

10) Inventories

Inventories are stated at the lower of cost or market, cost being determined on a first-in, first-out (FIFO) basis and market being determined on the basis of replacement cost or net realizable value. Inventory costs include raw materials, labor and manufacturing overhead. Inventories were composed of the following major classes:

May 31,	2012	2011
(In thousands)
Raw material and supplies	$160,869	$142,133
Finished goods	329,109	320,987

Total Inventory	$489,978	$463,120

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

We performed the required annual goodwill impairment assessments as of the first day of our fourth fiscal quarter at the reporting unit level. Our reporting units have been identified at the component level, which is the operating segment level or one level below. In the fourth quarter of fiscal 2012, we early adopted new FASB guidance that simplifies how an entity tests goodwill for impairment. It provides an option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Under the new guidance, the traditional two-step quantitative process is required only if an entity concludes that it is more likely than not that a reporting unit’s fair value is less than its carrying amount. After performing the annual goodwill impairment qualitative assessment during the fourth quarter of fiscal 2012, we determined that it was necessary to perform the traditional two-step goodwill impairment test for two of our reporting units.

The traditional two-step quantitative goodwill impairment assessment involves estimating the fair value of a reporting unit and comparing it with its carrying amount. If the carrying amount of the reporting unit exceeds its fair value, additional steps are followed to determine and recognize, if appropriate, an impairment loss. Calculating the fair value of the reporting units requires our significant use of estimates and assumptions. We estimate the fair values of our reporting units by applying a combination of third-party market-value indicators, when observable market data is available, and discounted future cash flows to each of our reporting unit’s projected EBITDA. In applying this methodology, we rely on a number of factors, including actual and forecasted operating results and market data. As a result of the assessments performed for fiscal 2012, 2011 and 2010, there were no indicators of impairment.

Additionally, we test all indefinite-lived intangible assets for impairment annually. We perform the required annual impairment assessments as of the first day of our fourth fiscal quarter. The annual impairment assessment involves

42    RPM International Inc. and Subsidiaries

estimating the fair value of each indefinite-lived asset and comparing it with its carrying amount. If the carrying amount of the intangible asset exceeds its fair value, we record an impairment loss equal to the difference. Calculating the fair value of the indefinite-lived assets requires our significant use of estimates and assumptions. We estimate the fair values of our intangible assets by applying a relief-from-royalty calculation, which includes discounted future cash flows related to each of our intangible asset’s projected revenues. In applying this methodology, we rely on a number of factors, including actual and forecasted revenues and market data. The results of our annual impairment test for the fiscal years ended May 31, 2012, 2011 and 2010 did not result in any impairment.

Should the future earnings and cash flows at our reporting units decline and/or discount rates increase, future impairment charges to goodwill and other intangible assets may be required.

12) Advertising Costs

Advertising costs are charged to operations when incurred and are included in SG&A expenses. For the years ended May 31, 2012, 2011 and 2010, advertising costs were $34.1 million, $33.3 million and $39.4 million, respectively.

13) Research and Development

Research and development costs are charged to operations when incurred and are included in selling, general and administrative expenses. The amounts charged to expense for the years ended May 31, 2012, 2011 and 2010 were $45.4 million, $40.9 million and $41.3 million, respectively.

14) Stock-Based Compensation

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

15) Investment (Income) Expense, Net

Investment (income) expense, net, consists of the following components:

Year Ended May 31,	2012	2011	2010
(In thousands)
Interest (income)	$(5,031)	$(5,058)	$(4,035)
Loss (gain) on sale of marketable securities	862	(9,675)	(2,160)
Other-than-temporary impairment on securities	1,604	693	260
Dividend (income)	(1,621)	(1,642)	(1,641)

Investment (income) expense, net	$(4,186)	$(15,682)	$(7,576)

16) Other (Income), Net

Other (income), net, consists of the following components:

Year Ended May 31,	2012	2011	2010
(In thousands)
Royalty (income), net	$(1,520)	$(1,249)	$(2,829)
Equity in (income) of unconsolidated affiliates	(8,079)	(1,148)	5

Other (income), net	$(9,599)	$(2,397)	$(2,824)

Equity in Income of Unconsolidated Affiliates

Beginning with our fiscal year ended May 31, 2007, we began purchasing shares of Kemrock Industries and Exports Limited (“Kemrock”) common stock. Kemrock is one of India’s leading manufacturers of high performance reinforced polymer composites, and is also part of a strategic alliance with certain of our subsidiaries for licensed manufacturing and supply of molded and pultruded gratings. By May 31, 2011, we had acquired a total of approximately 3.2 million shares of Kemrock common stock, for an accumulated cost approximating $24.2 million, which represented approximately 18% of Kemrock’s outstanding shares at that time. Our investment in Kemrock common stock had been classified in other long-term assets on our balance sheet and included with available-for-sale securities, which are carried at fair value based on quoted market prices.

In September 2011, we purchased approximately 870,000 additional shares of Kemrock common stock, which increased our ownership to 23% of Kemrock’s outstanding shares. In December 2011, we entered into a GDR Purchase Agreement with Kemrock, whereby we purchased from Kemrock 693,072 GDRs of Kemrock for an aggregate purchase price of approximately $7.2 million. We account for our investment in the Kemrock GDRs as common stock equivalents within our total investment in Kemrock.

Due to the presumption under GAAP that an entity with an ownership percentage greater than 20% has significant influence, and no other factors would refute that presumption, we changed our accounting for this investment to the equity method. Due to timing differences in our fiscal reporting periods, we record our share of Kemrock’s financial activity on a two-month lag.

In accordance with the equity method of accounting, increases in ownership which result in a change to the equity method of accounting generally require retroactive recognition of an investor’s share of earnings and losses in prior periods. We evaluated the impact of retroactively reflecting our investment in Kemrock and determined that due to the relative insignificance of our share of earnings and losses for Kemrock in prior periods, both quantitatively and qualitatively, the impact of the adjustments was not material to our financial statements for any previously reported fiscal period, nor is the cumulative effect material to the current fiscal year. Therefore, we recorded a total of $5.2 million of net earnings during our fiscal quarter ending November 30, 2011, of which approximately $4.6 million related to prior periods. For the year ended May 31, 2012, we recorded a total of $6.1 million of net earnings related to our share of Kemrock’s earnings. These amounts are reflected in other (income), net in our income statement.

Further adjustments will be made to our investment over time in order to recognize our share of Kemrock’s earnings as they occur, rather than as dividends or other distributions are received. Any changes in our proportionate share of the underlying equity of Kemrock, which could result from their issuance of additional equity securities, are recognized as increases or decreases in shareholders’ equity, net of any related tax effects.

RPM International Inc. and Subsidiaries     43

Our investment in Kemrock is reported in our Consolidated Balance Sheet at its adjusted carrying value and classified as a long-term asset. Our investment in Kemrock had a carrying value of $42.2 million at May 31, 2012 and a fair market value of $35.8 million at May 31, 2011.

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

We have not provided for U.S. income and foreign withholding taxes on approximately $876.8 million of foreign subsidiaries’ undistributed earnings as of May 31, 2012, because such earnings have been retained and reinvested by the subsidiaries. Accordingly, no provision has been made for U.S. or foreign withholding taxes, which may become payable if undistributed earnings of foreign subsidiaries were paid to us as dividends. The additional income taxes and applicable withholding taxes that would result had such earnings actually been repatriated are not practically determinable.

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

19) Other Recent Accounting Pronouncements

In September 2011, the FASB issued amended guidance that simplified how entities test goodwill for impairment. After an assessment of certain qualitative factors, if it is determined to be more likely than not that the fair value of a reporting unit is less than its carrying amount, entities must perform the quantitative analysis of the goodwill impairment test. Otherwise, the quantitative test(s) become optional. The guidance was effective for fiscal years beginning after December 15, 2011 with early adoption permitted. We elected to adopt this guidance for the 2012 goodwill impairment test performed in the fourth quarter. There was no impact on our consolidated financial results.

In June 2011, the FASB issued amended disclosure requirements for the presentation of other comprehensive income (OCI) and accumulated other comprehensive income (AOCI). OCI is comprised of costs, expenses, gains and losses that are included in comprehensive income but excluded from net income, and AOCI comprises the aggregated balances of OCI in equity. The amended guidance eliminated the option to present period changes (OCI) as part of the Statement of Changes in Equity.

Under the amended guidance, all period changes (OCI) are to be presented either in a single continuous statement of comprehensive income, or in two separate but consecutive financial statements. Only summary totals are to be included in the AOCI section of the Statement of Changes in Equity. In December 2011, the FASB deferred the requirement to present reclassifications from AOCI on the face of the Consolidated Statement of Income. The changes are effective June 1, 2012 with early adoption permitted. We will adopt these provisions as of June 1, 2012, and we do not anticipate any impact on our consolidated financial results as the amendments relate only to changes in financial statement presentation.

20) Subsequent Event

On June 29, 2012, we terminated our Revolving Credit Facility and entered into an unsecured syndicated revolving credit facility (the “New Credit Facility”) with a group of banks. The New Credit Facility expires on June 29, 2017 and provides for a five-year $600.0 million revolving credit facility, which includes sublimits for the issuance of swingline loans, which are comparatively short-term loans used for working capital purposes, and letters of credit. The aggregate maximum principal amount of the commitments under the New Credit Facility may be expanded upon our request, subject to certain conditions, to $800.0 million. The New Credit Facility is available to refinance existing indebtedness, to finance working capital and capital expenditure needs, and for general corporate purposes.

The New Credit Facility contains customary covenants, including but not limited to, limitations on our ability, and in certain instances, our subsidiaries’ ability, to incur liens, make certain investments, or sell or transfer assets. Additionally, we may not permit (i) our consolidated leverage ratio to exceed 60% of the sum of our consolidated indebtedness and consolidated stockholders’ equity or (ii) our consolidated interest coverage ratio to be less than 3.5 to 1.0.

NOTE B — GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amount of goodwill, by reportable segment, for the years ended May 31, 2012 and 2011, are as follows:

(In thousands)	Industrial Segment	Consumer Segment	Total
Balance as of June 1, 2010	$392,850	$375,394	$768,244
Acquisitions	16,265		16,265
Purchase accounting adjustments (1)	1,586		1,586
Translation adjustments	35,055	10,339	45,394

Balance as of May 31, 2011	445,756	385,733	831,489
Acquisitions	50,233	4,944	55,177
Translation adjustments	(30,098)	(7,222)	(37,320)

Balance as of May 31, 2012	$465,891	$383,455	$849,346

(1)	Relates primarily to other accruals and finalization of certain property, plant and equipment and intangibles valuations; and current year adjustments to purchase price contingencies.

Total accumulated impairment losses were $14.9 million at May 31, 2012 and 2011, which was recorded during the fiscal year ended May 31, 2009 by our industrial reportable segment.

44    RPM International Inc. and Subsidiaries

Other intangible assets consist of the following major classes:

(In thousands)	Amortization Period (In Years)	Gross Carrying Amount	Accumulated Amortization	Net Other Intangible Assets
As of May 31, 2012
Amortized intangible assets
Formulae	3 to 33	$174,190	$103,414	$70,776
Customer-related intangibles	3 to 33	139,824	52,616	87,208
Trademarks/names	4 to 40	26,050	11,192	14,858
Other	1 to 40	49,373	25,526	23,847

Total Amortized Intangibles		389,437	192,748	196,689
Indefinite-lived intangible assets
Trademarks/names		148,931		148,931

Total Other Intangible Assets		$538,368	$192,748	$345,620

As of May 31, 2011
Amortized intangible assets
Formulae	3 to 33	$172,536	$97,185	$75,351
Customer-related intangibles	3 to 33	115,810	45,696	70,114
Trademarks/names	4 to 40	27,961	10,591	17,370
Other	1 to 40	44,910	23,784	21,126

Total Amortized Intangibles		361,217	177,256	183,961
Indefinite-lived intangible assets
Trademarks/names		128,906		128,906

Total Other Intangible Assets		$490,123	$177,256	$312,867

The aggregate intangible asset amortization expense for the fiscal years ended May 31, 2012, 2011 and 2010 was $21.4 million, $20.0 million and $22.2 million, respectively. For the next five fiscal years, we estimate annual intangible asset amortization expense related to our existing intangible assets to approximate the following: 2013 — $20.9 million, 2014 — $19.9 million, 2015 — $19.1 million, 2016 — $18.5 million and 2017 — $17.8 million.

NOTE C – MARKETABLE SECURITIES

The following tables summarize marketable securities held at May 31, 2012 and 2011 by asset type:

	Available-For-Sale Securities
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value (Net Carrying Amount)
May 31, 2012
Equity securities:
Stocks—foreign	$1,016	$79	$—	$1,095
Stocks—domestic	24,380	2,776	(1,046)	26,110
Mutual funds—foreign	17,489	521	(936)	17,074
Mutual funds—domestic	39,246	1,114	(1,077)	39,283

Total equity securities	82,131	4,490	(3,059)	83,562
Fixed maturity:
U.S. treasury and other government	19,347	530	(12)	19,865
Kemrock convertible bonds	22,701	—	—	22,701
Corporate bonds	2,305	349	(5)	2,649
Foreign bonds	38	1	—	39
Mortgage-backed securities	241	105	(2)	344

Total fixed maturity securities	44,632	985	(19)	45,598

Total	$126,763	$5,475	$(3,078)	$129,160

RPM International Inc. and Subsidiaries     45

	Available-For-Sale Securities
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value (Net Carrying Amount)
May 31, 2011
Equity securities:
Stocks—foreign	$25,387	$12,162	$—	$37,549
Stocks—domestic	28,044	4,222	(417)	31,849
Mutual funds—foreign	14,680	3,733	—	18,413
Mutual funds—domestic	30,565	2,246	(1,020)	31,791

Total equity securities	98,676	22,363	(1,437)	119,602
Fixed maturity:
U.S. treasury and other government	25,916	643	(79)	26,480
Corporate bonds	2,729	301	(1)	3,029
Mortgage-backed securities	432	101	(1)	532

Total fixed maturity securities	29,077	1,045	(81)	30,041

Total	$127,753	$23,408	$(1,518)	$149,643

Marketable securities, included in other current and long-term assets, totaling $106.5 million and $22.7 million at May 31, 2012, respectively, and $113.8 million and $35.8 million at May 31, 2011, respectively, are composed of available-for-sale securities and are reported at fair value. During the second fiscal quarter ended November 30, 2011, we acquired additional shares of Kemrock, which required us to change our method of accounting for this long-term investment from an available for sale security to the equity method, as further described under Note A(1). In April 2012, we invested $22.7 million in 5.5% convertible bonds issued by Kemrock. The bonds are convertible into ordinary shares or global depositary receipts each representing one ordinary share of Kemrock stock, and may be converted at any time on or after June 4, 2012 and up to the close of business on June 12, 2017. Our investment in Kemrock convertible bonds is classified in other long-term assets in our Consolidated Balance Sheet.

Marketable securities are composed of available-for-sale securities and are reported at fair value. Realized gains and losses on sales of investments are recognized in net income on the specific identification basis. Changes in the fair values of securities that are considered temporary are recorded as unrealized gains and losses, net of applicable taxes, in accumulated other comprehensive income (loss) within stockholders’ equity. Other-than-temporary declines in market value from original cost are reflected in operating income in the period in which the unrealized losses are deemed other than temporary. In order to determine whether other-than-temporary declines in market value have occurred, the duration of the decline in value and our ability to hold the investment are considered in conjunction with an evaluation of the strength of the underlying collateral and the extent to which the investment’s amortized cost or cost, as appropriate, exceeds its related market value.

Gross gains and losses realized on sales of investments were $4.1 million and $5.0 million, respectively, for the year ended May 31, 2012. Gross gains and losses realized on sales of investments were $13.3 million and $3.6 million, respectively, for the year ended May 31, 2011. During fiscal 2012 and 2011, we recognized losses of $1.6 million and $0.7 million, respectively, for securities deemed to have other-than-temporary impairments. These amounts are included in investment income (expense), net in the Consolidated Statements of Income.

Summarized below are the securities we held at May 31, 2012 and 2011 that were in an unrealized loss position and that were included in accumulated other comprehensive income, aggregated by the length of time the investments had been in that position:

	May 31, 2012		May 31, 2011
(In thousands)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Total investments with unrealized losses	$43,772	$(3,078)	$21,612	$(1,518)
Unrealized losses with a loss position for less than 12 months	42,114	(2,596)	19,721	(1,301)
Unrealized losses with a loss position for more than 12 months	1,658	(482)	1,891	(217)

We have reviewed all of the securities included in the table above and have concluded that we have the ability and intent to hold these investments until their cost can be recovered, based upon the severity and duration of the decline. Therefore, we did not recognize any other-than-temporary impairment losses on these investments. Unrealized losses at May 31, 2012 were generally related to the volatility in valuations over the last several months for a portion of our portfolio of investments in marketable securities. The unrealized losses generally relate to investments whose fair values at May 31, 2012 were less than 15% below their original cost or have been in a loss position for less than six consecutive months. Although we have begun to see recovery in general economic conditions over the past year, if we were to experience continuing or significant unrealized losses within our portfolio of investments in marketable securities in the future, we may recognize additional other-than-temporary impairment losses. Such potential losses could have a material impact on our results of operations in any given reporting period. As such, we continue to closely evaluate the status of our investments and our ability and intent to hold these investments.

The net carrying values of debt securities at May 31, 2012, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

46    RPM International Inc. and Subsidiaries

(In thousands)	Amortized Cost	Fair Value
Due:
Less than one year	$25,098	$25,104
One year through five years	11,787	12,070
Six years through ten years	5,378	5,628
After ten years	2,369	2,796

	$44,632	$45,598

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

(In thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at May 31, 2012
U.S. Treasury and other government	$—	$19,865	$—	$19,865
Foreign bonds		39		39
Mortgage-backed securities		344		344
Corporate bonds		2,649		2,649
Stocks—foreign	1,095			1,095
Stocks—domestic	26,110			26,110
Mutual funds—foreign		17,074		17,074
Mutual funds—domestic		39,283		39,283
Foreign currency forward contract		(1,356)		(1,356)
Cross-currency swap		(2,159)		(2,159)
Investment in Kemrock convertible debt		22,701		22,701

Total	$27,205	$98,440	$—	$125,645

(In thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at May 31, 2011
U.S. Treasury and other government	$—	$26,480	$—	$26,480
Mortgage-backed securities		532		532
Corporate bonds		3,029		3,029
Stocks—foreign	37,549			37,549
Stocks—domestic	31,849			31,849
Mutual funds—foreign		18,413		18,413
Mutual funds—domestic		31,791		31,791
Foreign currency forward contract		6,157		6,157
Cross-currency swap		(20,519)		(20,519)

Total	$69,398	$65,883	$—	$135,281

RPM International Inc. and Subsidiaries     47

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

Our cross-currency swap is a liability that has a fair value of $2.2 million at May 31, 2012, that was originally designed to fix our interest and principal payments in euros for the life of our unsecured 6.70% senior notes due November 1, 2015, which resulted in an effective euro fixed-rate borrowing of 5.31%. The basis for determining the rates for this swap included three legs at the inception of the agreement: the U.S. dollar (USD) fixed rate to a USD floating rate; the euro floating to euro fixed rate; and the dollar to euro basis fixed rate at inception. Therefore, we essentially exchanged fixed payments denominated in USD for fixed payments denominated in euros, paying fixed euros at 5.31% and receiving fixed USD at 6.70%. The ultimate payments are based on the notional principal amounts of 150 million USD and approximately 125 million euros. There will be an exchange of the notional amounts at maturity. The rates included in this swap are based upon observable market data, but are not quoted market prices, and therefore, the cross-currency swap is considered a Level 2 liability on the fair value hierarchy. Additionally, this cross-currency swap has been designated as a hedging instrument, and is classified as other long-term liabilities in our Consolidated Balance Sheets.

We had a foreign currency forward contract with a fair value of $6.2 million at May 31, 2011, which matured on November 23, 2011. At May 31, 2012, we have a foreign currency forward contract with a fair value of approximately $1.4 million, which is classified as other accrued liabilities in our Consolidated Balance Sheets. Our foreign currency forward contract, which has not been designated as a hedge, was designed to reduce our exposure to the changes in the cash flows of intercompany foreign-currency-denominated loans related to changes in foreign currency exchange rates by fixing the functional currency cash flows. The foreign exchange rates included in the forward contract are based upon observable market data, but are not quoted market prices, and therefore, the forward currency forward contract is considered a Level 2 liability on the fair value hierarchy.

The carrying value of our current financial instruments, which include cash and cash equivalents, marketable securities, trade accounts receivable, accounts payable and short-term debt approximates fair value because of the short-term maturity of these financial instruments. At May 31, 2012 and May 31, 2011, the fair value of our long-term debt was estimated using active market quotes, based on our current incremental borrowing rates for similar types of borrowing arrangements, which are considered to be Level 2 inputs. Based on the analysis performed, the fair value and the carrying value of our financial instruments and long-term debt as of May 31, 2012 and May 31, 2011 are as follows:

	At May 31, 2012
(In thousands)	Carrying Value	Fair Value
Cash and cash equivalents	$315,968	$315,968
Marketable equity securities	83,562	83,562
Marketable debt securities	45,598	45,598
Long-term debt, including current portion	1,115,536	1,232,180

	At May 31, 2011
(In thousands)	Carrying Value	Fair Value
Cash and cash equivalents	$435,011	$435,011
Marketable equity securities	119,602	119,602
Marketable debt securities	30,041	30,041
Long-term debt, including current portion	1,108,853	1,203,016

48    RPM International Inc. and Subsidiaries

NOTE E — BORROWINGS

A description of long-term debt follows:

May 31,	2012	2011
(In thousands)
Unsecured 6.25% senior notes due December 15, 2013	$200,000	$200,000
Unsecured 6.50% senior notes due February 14, 2018(1)	247,890	247,522
Unsecured 6.125% senior note due October 15, 2019(2)	460,688	461,859
Unsecured 6.70% senior notes due November 1, 2015(3)	150,000	150,000
Revolving credit agreement for $400,000 with a syndicate of banks, through January 5, 2015(4)	48,797	40,943
Other obligations, including capital leases and unsecured notes payable at various rates of interest due in installments through 2017.	8,161	8,529

	1,115,536	1,108,853
Less: current portion	2,584	2,549

Total Long-Term Debt, Less Current Maturities	$1,112,952	$1,106,304

(1)	The $250.0 million aggregate principal amount of the notes due 2018 is adjusted for the amortization of the original issue discount, which approximated $2.1 million and $2.5 million at May 31, 2012 and 2011, respectively. The original issue discount effectively reduced the ultimate proceeds from the financing. The effective interest rate on the notes, including the amortization of the discount, is 6.704% for both years presented.
(2)	Includes the combination of the October 2009 initial issuance of $300.0 million aggregate principal amount and the May 2011 issuance of an additional $150.0 million aggregate principal amount of these notes. The $300.0 million aggregate principal amount of the notes due 2019 from the initial issuance is adjusted for the amortization of the original issue discount, which approximated $0.2 million and $0.3 million at May 31, 2012 and 2011, respectively. The original issue discount effectively reduced the ultimate proceeds from the October 2009 financing. The effective interest rate on the notes issued in October 2009, including the amortization of the discount, is 6.139%. The additional $150.0 million aggregate principal amount of the notes due 2019 issued in May 2011 is adjusted for the unamortized premium received at issuance, which approximated $11.0 million and $12.1 million at May 31, 2012 and 2011, respectively. The premium effectively increased the proceeds from the financing. The effective interest rate on the $150.0 million notes issued in May 2011 is 4.934%.
(3)	We entered into a cross-currency swap, which fixed the interest and principal payments in euros, resulting in an effective fixed-rate borrowing of 5.31%.
(4)	Interest was tied to euro LIBOR and AUD LIBOR at May 31, 2012, and averaged 1.99% and 5.65%, respectively, for euro denominated debt and AUD denominated debt. Interest was tied to euro LIBOR and prime rate at May 31, 2011, and averaged 2.80% and 3.90%, respectively, for euro denominated debt.

The aggregate maturities of long-term debt for the five years subsequent to May 31, 2012 are as follows: 2013 — $2.6 million; 2014 — $201.3 million; 2015 — $50.2 million; 2016 — $151.3 million; 2017 — $0.6 million; and thereafter $709.5 million. Additionally, at May 31, 2012, we had unused lines of credit totaling $497.2 million.

Our available liquidity, including our cash and cash equivalents and amounts available under our committed credit facilities, stood at $813.1 million at May 31, 2012. Our debt-to-capital ratio was 48.5% at May 31, 2012, compared with 46.7% at May 31, 2011.

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

On May 27, 2011 we issued and sold an additional $150.0 million aggregate principal amount of the Notes. The offering was priced at 108.09% of the $150.0 million principal amount of Notes, together with accrued interest to, but excluding the closing date, and at that price the Notes have a yield to maturity of 4.934%. The net proceeds of $162.1 million were used for general corporate purposes, including working capital and potential acquisitions of complementary businesses or other assets.

Revolving Credit Agreement

On January 5, 2011, we established a $400.0 million senior unsecured multi-currency revolving credit facility with a group of banks (the “Revolving Credit Facility”). The Revolving Credit Facility provided a $35.0 million sub-limit for swing loans (relatively short-term borrowings used for working capital purposes) and a $100.0 million sub-limit for the issuance of letters of credit. We had the option to increase the Revolving Credit Facility by an aggregate principal amount not to exceed $100.0 million. The purpose of this Revolving Credit Facility was to refinance our prior credit facility, and any borrowings from this Revolving Credit Facility could have been used for working capital, capital expenditures and general corporate purposes. The Revolving Credit Facility would have matured on January 5, 2015, four years from its closing date. The Revolving Credit Facility required us to comply with various customary affirmative and negative covenants, including a leverage covenant and interest coverage ratio. Under the terms of the leverage covenant, we could not permit our consolidated indebtedness as of any fiscal quarter end to exceed 60% of the sum of such indebtedness and our consolidated shareholders’ equity on such date. The minimum required consolidated interest coverage ratio for EBITDA to interest expense under the Revolving Credit Facility was 3.50 to 1.

As of May 31, 2012, we were in compliance with all covenants contained in our Revolving Credit Facility, including the leverage and interest coverage ratio covenants. At that date, our leverage ratio was 48.7%, while our interest coverage ratio was 7.04 to 1.

On June 29, 2012, we terminated our Revolving Credit Facility and entered into an unsecured syndicated revolving credit facility (the “New Credit Facility”) with a group of banks. The New Credit Facility expires on June 29, 2017 and provides for a five-year $600.0 million revolving credit facility, which includes sublimits for the issuance of swingline loans, which are comparatively short-term loans used for working capital purposes, and letters of credit. The aggregate maximum principal amount of the commitments under the New Credit Facility may be expanded upon our request, subject to certain conditions, to $800.0 million. The New Credit Facility is available to refinance existing indebtedness, to finance working capital and capital expenditure needs, and for general corporate purposes.

RPM International Inc. and Subsidiaries     49

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

Accounts Receivable Securitization Program

On April 7, 2009, we replaced our existing $125.0 million accounts receivable securitization program, which was set to expire on May 7, 2009, with a new, three-year, $150.0 million accounts receivable securitization program (the “AR Program”). The AR Program, which was established with two banks for certain of our subsidiaries (“originating subsidiaries”), contemplates that the originating subsidiaries will sell certain of their accounts receivable to RPM Funding Corporation, a wholly owned special purpose entity (“SPE”), which will then transfer undivided interests in such receivables to the participating banks. Once transferred to the SPE, such receivables are owned in their entirety by the SPE and are not available to satisfy claims of our creditors or creditors of the originating subsidiaries until the obligations owing to the participating banks have been paid in full. The transactions contemplated by the AR Program do not constitute a form of off-balance sheet financing and are, and will be, fully reflected in our financial statements. The entry into the new AR Program increased our liquidity by $25.0 million, but also increased our financing costs due to higher market rates. The amounts available under the AR Program are subject to changes in the credit ratings of our customers, customer concentration levels or certain characteristics of the underlying accounts receivable, and therefore at certain times we may not be able to fully access the $150.0 million of funding available under the AR Program.

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

Year Ended May 31,	2012	2011	2010
(In thousands)
United States	$187,687	$217,427	$198,103
Foreign	140,602	77,626	70,351

Income Before Income Taxes	$328,289	$295,053	$268,454

Provision (benefit) for income taxes consists of the following for the periods indicated:

Year Ended May 31,	2012	2011	2010
(In thousands)
Current:
U.S. Federal	$45,547	$37,871	$8,407
State and local	6,836	4,764	4,854
Foreign	49,231	41,542	41,581

Total Current	101,614	84,177	54,842

Deferred:
U.S. Federal	(787)	8,186	37,651
State and local	(572)	2,200	1,235
Foreign	(5,729)	(2,678)	(6,401)

Total Deferred	(7,088)	7,708	32,485

Provision for Income Taxes	$94,526	$91,885	$87,327

50    RPM International Inc. and Subsidiaries

The significant components of deferred income tax assets and liabilities as of May 31, 2012 and 2011 were as follows:

(In thousands)	2012	2011
Deferred income tax assets related to:
Inventories	$8,719	$8,726
Allowance for losses	8,935	9,713
Accrued compensation and benefits	113,934	70,744
Accrued other expenses	6,525	5,397
Other long-term liabilities	24,931	19,345
Net operating loss and credit carryforwards	76,740	71,397

Total Deferred Income Tax Assets	239,784	185,322
Less: valuation allowances	(75,167)	(70,408)

Net Deferred Income Tax Assets	164,617	114,914

Deferred income tax (liabilities) related to:
Depreciation	(46,045)	(46,807)
Pension and other postretirement benefits	(15,824)	(18,120)
Amortization of intangibles	(109,206)	(94,265)

Total Deferred Income Tax (Liabilities)	(171,075)	(159,192)

Deferred Income Tax Assets (Liabilities), Net	$(6,458)	$(44,278)

At May 31, 2012, we had U.S. federal foreign tax credit carryforwards of approximately $21.7 million, which expire starting in 2014. Additionally at May 31, 2012 we had approximately $7.1 million of state net operating loss carryforwards that expire at various dates beginning in 2013 and foreign net operating loss carryforwards of approximately $210.7 million, of which approximately $26.5 million will expire at various dates beginning in 2013 and approximately $184.2 million that have an indefinite carryforward period. Also, as of May 31, 2012, we had foreign capital loss carryforwards of approximately $19.2 million that have an indefinite carryforward. These net operating loss, capital loss and foreign tax credit carryforwards may be used to offset a portion of future taxable income and, thereby, reduce or eliminate our U.S. federal, state or foreign income taxes otherwise payable.

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

In applying the above, we determined, based on the available evidence, that it is uncertain whether future taxable income of certain of our foreign subsidiaries, as well as anticipated foreign source income, will be significant enough to recognize certain of these deferred tax assets. As a result, we recorded net incremental valuation allowances of approximately $4.8 million in fiscal 2012. An increase of approximately $9.8 million is associated with translated foreign net operating losses, principally related to European entities, not expected to be utilized during the respective tax carryforward periods. This increase is offset by approximately $5.0 million associated with reductions in foreign tax credit carryforwards.

Total valuation allowances of approximately $75.2 million and $70.4 million have been recorded as of May 31, 2012 and 2011, respectively. The recorded valuation allowances relate to U.S. federal foreign tax credit carryforwards, certain foreign net operating losses and net foreign deferred tax assets. A portion of the valuation allowance is associated with deferred tax assets recorded in acquisition accounting. In accordance with ASC 805, any reversal of a valuation allowance that was recorded in acquisition accounting reduces income tax expense.

The following table reconciles income tax expense (benefit) computed by applying the U.S. statutory federal income tax rate against income (loss) before income taxes to the provision (benefit) for income taxes:

Year Ended May 31,	2012	2011	2010
(In thousands)
Income tax expense (benefit) at the U.S. statutory federal income tax rate	$114,901	$103,141	$93,959
Impact of foreign operations	(32,192)	(39,932)	(32,529)
State and local income taxes net of federal income tax benefit	4,073	4,527	3,958
Tax benefits from the domestic manufacturing deduction	(3,744)	(2,750)	(756)
Nondeductible business expense	1,304	1,404	1,560
Valuation allowance	9,353	24,994	18,107
Other	831	501	3,028

Provision (Benefit) for Income Tax Expense	$94,526	$91,885	$87,327

Effective Income Tax Rate	28.8%	31.1%	32.5%

RPM International Inc. and Subsidiaries     51

Uncertain income tax positions are accounted for in accordance with ASC 740. The following table summarizes the activity related to unrecognized tax benefits:

(In millions)	2012	2011	2010
Balance at June 1	$6.4	$2.7	$2.8
Additions based on tax positions related to current year	—	0.3	0.3
Additions for tax positions of prior years	0.5	3.9	1.2
Reductions for tax positions of prior years	(0.4)	(0.5)	(0.2)
Settlements	(3.2)	—	(1.4)

Balance at May 31	$3.3	$6.4	$2.7

During fiscal 2012 we settled the U.S. federal income tax examination for fiscal years 2007 and 2008. Additionally, we successfully petitioned a prior year income tax assessment from a non-U.S. jurisdiction. As a result, our reserve for unrecognized tax benefits was reduced for these two fiscal 2012 events by approximately $3.2 million.

The total amount of unrecognized tax benefits that would impact the effective tax rate, if recognized, was $2.4 million at May 31, 2012, $5.1 million at May 31, 2011 and $1.8 million at May 31, 2010. We do not anticipate any significant changes to the total unrecognized tax benefits within the next 12 months.

We recognize interest and penalties related to unrecognized tax benefits in income tax expense. At May 31, 2012, 2011 and 2010, the accrual for interest and penalties was $1.5 million, $1.6 million and $1.5 million, respectively. Unrecognized tax benefits, including interest and penalties, have been classified as other long-term liabilities unless expected to be paid in one year.

We, or our subsidiaries, file income tax returns in the U.S. and in various state, local and foreign jurisdictions. As of May 31, 2012 we are subject to U.S. federal income tax examinations for the fiscal years 2009 through 2012. In addition, with limited exceptions, we, or our subsidiaries, are generally subject to state and local or non-U.S. income tax examinations by tax authorities for the fiscal years 2005 through 2012.

We are currently under examination, or have been notified of an upcoming tax examination for various Non-U.S. and U.S. jurisdictions including an ongoing Internal Revenue Service (“IRS”) examination of the company’s U.S. income tax returns for the fiscal 2009 and 2010 tax years. Although it is possible that certain tax examinations, including the IRS examination of fiscal years 2009 and 2010, could be resolved during the next 12 months, the timing and outcomes are uncertain.

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

On January 8, 2008, we announced our authorization of a stock repurchase program under which we may repurchase shares of our common stock at our discretion for general corporate purposes. Our intention with regard to this program is to limit our repurchases only to amounts required to offset dilution created by stock issued in connection with our equity-based compensation plans, or approximately one to two million shares per year. As a result of this authorization, we may repurchase shares from time to time in the open market or in private transactions at various times and in amounts and for prices that we deem appropriate, subject to insider trading rules and other securities law restrictions. The timing of our purchases has depended upon, and will continue to depend upon, prevailing market conditions, alternative uses of capital and other factors. We may limit or terminate the repurchase program at any time. During the fiscal year ended May 31, 2012, we repurchased 164,773 shares of our common stock at a cost of approximately $3.0 million, or an average cost of $18.25 per share, under this program. During the fiscal year ended May 31, 2011, we repurchased approximately 1.0 million shares of our common stock at a cost of approximately $17.9 million, or an average cost of $17.33 per share, under this program. There was no activity under this program during fiscal 2010.

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

52    RPM International Inc. and Subsidiaries

The following table represents total stock-based compensation expense included in our Consolidated Statements of Income:

Year Ended May 31,	2012	2011	2010
(In thousands)
Selling, general and administrative expense	$13,904	$12,282	$10,030
Income tax expense (benefit)	(4,921)	(4,337)	(3,538)

Total stock-based compensation cost	$8,983	$7,945	$6,492

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

The following is a summary of our weighted-average assumptions related to grants made during the last three fiscal years:

Year Ended May 31,	2012		2011		2010
Risk-free interest rate	2.5%		2.1%		3.2%
Expected life of option	7.5	yrs	7.5	yrs	7.5	yrs
Expected dividend yield	3.8%		4.1%		4.3%
Expected volatility rate	29.5%		29.6%		30.4%

Compensation cost for awards under the 1996 Plan is recognized on a straight-line basis over the related vesting period. No shares vested during the year ended May 31, 2012. Shares of common stock under option are not eligible for dividend payments until the shares are exercised.

The Omnibus Plan was approved by our stockholders on October 8, 2004, and is intended to be the primary stock-based award program for covered employees. A wide variety of stock and stock-based awards, as well as dollar-denominated performance-based awards, may be granted under the Omnibus Plan. SARs are issued at fair value at the date of grant, have up to ten-year terms and have graded-vesting terms over four years. Compensation cost for these awards is recognized on a straight-line basis over the related vesting period. Currently all SARs outstanding are to be settled with stock. As of May 31, 2012, there were 3,161,500 SARs outstanding and 610,244 stock options outstanding.

The following table summarizes option and share-based payment activity (including SARs) under these plans during the fiscal year ended May 31, 2012:

	2012
Share-Based Payments	Weighted Average Exercise Price	Number of Shares Under Option
(Shares in thousands)
Balance at June 1	$17.94	4,028
Options granted	22.12	545
Options canceled/expired	14.08	(1)
Options exercised	15.03	(800)

Balance at May 31		3,772

Exercisable at May 31	$18.53	2,382

Stock Option Plans	2012	2011	2010
(In millions, except per share amounts)
Weighted-average grant-date fair value per share	$4.69	$3.97	$4.09
Intrinsic value of options exercised	$7.0	$7.7	$6.8
Tax benefit from options exercised	$1.4	$1.2	$2.4
Fair value of SARS vested	$2.0	$2.2	$1.9

At May 31, 2012, the aggregate intrinsic value and weighted-average remaining contractual life of options outstanding was $27.1 million and 5.7 years respectively, while the aggregate intrinsic value and weighted-average remaining contractual life of options exercisable was $18.7 million and 4.4 years, respectively.

At May 31, 2012, the total unamortized stock-based compensation expense related to SARs that were previously granted was $4.1 million, which is expected to be recognized over 3.25 years. We anticipate that approximately 1.3 million shares at a weighted-average exercise price of $20.26 and a weighted-average remaining contractual term of 8.0 years will ultimately vest under these plans.

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

RPM International Inc. and Subsidiaries     53

The following table summarizes the share-based performance-earned restricted stock (“PERS”) activity during the fiscal year ended May 31, 2012:

(Shares in thousands)	Weighted-Average Grant-Date Fair Value	2012
Balance at June 1	$17.29	1,035
Shares granted	21.49	468
Shares forfeited	20.14	(14)
Shares vested	14.49	(419)

Balance at May 31	$20.18	1,070

The weighted-average grant-date fair value was $21.49, $19.31 and $18.96 for the fiscal years ended May 31, 2012, 2011 and 2010, respectively. The restricted stock cliff vests after three years. Nonvested restricted shares of common stock under the Omnibus Plan are eligible for dividend payments. At May 31, 2012, unamortized deferred compensation expense of $10.9 million remained and is being amortized over the applicable vesting period for each participant.

In July 2007, performance-contingent restricted stock (“PCRS”) awards were approved. PCRS awards were made pursuant to the Omnibus Plan and are contingent upon the level of attainment of performance goals for the three-year period from June 1, 2007 ending May 31, 2010. During the fiscal year ended May 31, 2010, we did not grant any PCRS awards. Since the performance goals were not met, the 287,000 PCRS awards were forfeited on or prior to July 19, 2010. On October 7, 2010, our Compensation Committee approved contingent awards of PCRS, (the “2011 PCRS”), for certain executives. During October 2010, 680,000 shares were granted at a weighted-average grant-date price of $20.73 and subsequently, in July 2011 there were an additional 115,000 shares granted at a weighted-average grant-date price of $22.16. The awards are contingent upon the level of attainment of performance goals for the three-year and five-year periods from June 1, 2010 ending May 31, 2013, and from June

1, 2010 ending May 31, 2015, respectively. At May 31, 2012, we expect that up to 370,835 shares of stock may ultimately vest in relation to these awards. Compensation cost for these awards will be recognized on a straight-line basis over the related performance period, with consideration given to the probability of attaining the performance goals. As of May 31, 2012, there were 795,000 2011 PCRS shares outstanding and $5.2 million in total unamortized stock-based compensation expense.

The 2003 Plan was approved on October 10, 2003 by our stockholders, and was established primarily for the purpose of recruiting and retaining directors, and to align the interests of directors with the interests of our stockholders. Only directors who are not our employees are eligible to participate. Under the 2003 Plan, up to 500,000 shares of our common stock may be awarded, with awards cliff vesting over a three-year period. The following table summarizes the share-based activity under the 2003 Plan during fiscal 2012:

(Shares in thousands)	Weighted-Average Grant-Date Fair Value	2012
Balance at June 1	$18.12	114
Shares granted to Directors	20.60	48
Shares vested	15.44	(47)

Balance at May 31	$20.23	115

The weighted-average grant-date fair value was $20.60, $20.73 and $18.96 for the fiscal years ended May 31, 2012, 2011 and 2010, respectively. Unamortized deferred compensation expense relating to restricted stock grants for directors of $1.2 million at May 31, 2012, is being amortized over the applicable remaining vesting period for each director. Nonvested restricted shares of common stock under the 2003 Plan are eligible for dividend payments. As of May 31, 2012, there were 227,400 shares available for future grant.

Under the 2007 Plan, up to 1,000,000 shares may be awarded to certain employees, generally subject to forfeiture. The shares vest upon the latter of attainment of age 55 and the fifth anniversary of the May 31st immediately preceding the date of the grant. In addition, we also grant restricted stock units to certain employees under this plan. The following table sets forth awards and restricted stock units issued under the 2007 Plan for the years ended May 31, 2012:

(Shares in thousands)	Weighted-Average Grant-Date Fair Value	2012
Balance at June 1	$16.49	691
Shares granted	22.16	96
Shares vested	23.25	(9)

Balance at May 31	$17.12	778

The weighted-average grant-date fair value was $22.16, $17.88 and $14.66 for the fiscal years ended May 31, 2012, 2011 and 2010, respectively. As of May 31, 2012, 319,878 shares were available for future issuance under the 2007 Plan. At May 31, 2012, unamortized stock-based compensation expense of $5.0 million, $0.2 million and $1.2 million relating to the 2007 Plan, the 1997 Plan and the Restricted Stock Units, respectively, which are being amortized over the applicable vesting period associated with each participant.

The following table summarizes the activity for all nonvested restricted shares during the year ended May 31, 2012:

Nonvested Restricted Shares

(Shares in thousands)	Weighted-Average Grant-Date Fair Value	Number of Shares
Balance at June 1	$18.04	2,520
Granted	21.62	727
Vested	14.76	(475)
Forfeited	20.14	(14)

Balance at May 31	$19.53	2,758

The remaining weighted-average contractual term of nonvested restricted shares at May 31, 2012 is the same as the period over which the remaining cost of the awards will be recognized, which is approximately 3.8 years. The fair value of the nonvested restricted share awards have been calculated using the market value of the shares on the date of issuance. For the years ended May 31, 2012, 2011 and 2010, the weighted-average grant-date fair value for restricted share grants was $21.62, $19.97 and $16.26, respectively. The total fair value of shares that vested during the years ended May 31, 2012, 2011 and 2010 was $7.0 million, $10.8 million and $7.7 million, respectively. We anticipate that approximately 2.2 million shares at a weighted-average grant-date fair value of $19.53 and a weighted-average remaining contractual term of 3.8 years will ultimately vest, based upon the unique terms and participants of each plan. Approximately 53,773 shares of restricted stock were vested at June 1, 2011, with 45,194 restricted shares vested as of May 31, 2012. The total intrinsic value of restricted shares converted during the years ended May 31, 2012, 2011 and 2010 was $3.1 million, $0.6 million and $0.6 million, respectively.

Total unrecognized compensation cost related to all nonvested awards of restricted shares of common stock was $23.3 million as of May 31, 2012. That cost is expected to be recognized over a weighted-average period of 3.8 years. We did not receive any cash from employees as a result of employee vesting and release of restricted shares for the year ended May 31, 2012.

54    RPM International Inc. and Subsidiaries

NOTE I — ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) consists of the following components:

(In thousands)	Foreign Currency Translation Adjustments	Pension And Other Postretirement Benefit Liability Adjustments, Net of Tax	Unrealized Gain (Loss) On Derivatives, Net of Tax	Unrealized Gain (Loss) On Securities, Net of Tax	Total
Balance at June 1, 2009	$27,398	$(63,202)	$3,514	$733	$(31,557)
Reclassification adjustments for gains included in net income, net of tax of $783				(1,399)	(1,399)
Other comprehensive income (loss)	(44,082)	(69,791)	(3,239)	17,574	(99,538)
Deferred taxes		22,442	1,072	(6,031)	17,483
Adjustment due to deconsolidation of SPHC	222	7,286	(288)		7,220

Balance at May 31, 2010	(16,462)	(103,265)	1,059	10,877	(107,791)
Reclassification adjustments for gains included in net income, net of tax of $2,791				(5,676)	(5,676)
Other comprehensive income	97,808	10,163	6,131	13,554	127,656
Deferred taxes		(3,603)	(1,923)	(2,590)	(8,116)

Balance at May 31, 2011	81,346	(96,705)	5,267	16,165	6,073
Reclassification adjustments for gains included in net income, net of tax benefit of $844				1,043	1,043
Other comprehensive income	(89,863)	(119,189)	(5,512)	(21,010)	(235,574)
Deferred taxes		41,720	1,445	7,400	50,565

Balance at May 31, 2012	$(8,517)	$(174,174)	$1,200	$3,598	$(177,893)

NOTE J — EARNINGS PER SHARE

The following table sets forth the reconciliation of the numerator and denominator of basic and diluted earnings per share, as calculated using the two-class method, for the year ended May 31, 2012, 2011 and 2010:

Year Ended May 31,	2012	2011	2010
(In thousands, except per share amounts)
Numerator for earnings per share:
Net income attributable to RPM International Inc. stockholders	$215,936	$189,058	$180,037
Less: Allocation of earnings and dividends to participating securities	(4,024)	(3,067)	(2,180)

Net income available to common shareholders—basic	211,912	185,991	177,857
Add: Undistributed earnings reallocated to unvested shareholders	9	7	6

Net income available to common shareholders—diluted	$211,921	$185,998	$177,863

Denominator for basic and diluted earnings per share:
Basic weighted average common shares	128,130	127,403	127,047
Average diluted options	587	663	684

Total shares for diluted earnings per share	128,717	128,066	127,731

Earnings Per Share of Common Stock Attributable to RPM International Inc. Stockholders:
Basic Earnings Per Share of Common Stock	$1.65	$1.46	$1.40

Diluted Earnings Per Share of Common Stock	$1.65	$1.45	$1.39

For the years ended May 31, 2012, 2011 and 2010, approximately 2,625,000, 2,157,000, and 1,905,000 shares of stock, respectively, granted under stock-based compensation plans were excluded from the calculation of diluted EPS, as the effect would have been anti-dilutive.

NOTE K — LEASES

We lease certain property, plant and equipment under long-term operating lease agreements, some of which provide for increased rental payments based upon increases in the cost-of-living index. The following table illustrates our future minimum lease commitments under all non-cancelable lease agreements, for each of the next five years and in the aggregate, as of May 31, 2012:

May 31,
(In thousands)
2013	$38,034
2014	29,107
2015	21,784
2016	16,491
2017	12,718
Thereafter	35,960

Total Minimum Lease Commitments	$154,094

Total rental expense for all operating leases amounted to $40.6 million, $41.4 million and $41.8 million for the fiscal years ended May 31, 2012, 2011 and 2010, respectively.

RPM International Inc. and Subsidiaries     55

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

The Retirement Plan provides benefits that are based upon years of service and average compensation with accrued benefits vesting after five years. Benefits for union employees are generally based upon years of service, or a combination of years of service and average compensation. Our pension funding policy is to contribute an amount on an annual basis that can be deducted for federal income tax purposes, using a different actuarial cost method and different assumptions from those used for financial reporting. For the fiscal year ending May 31, 2013, we expect to contribute approximately $29.9 million to the retirement plans in the U.S. and approximately $8.3 million to our foreign plans.

Net periodic pension cost consisted of the following for the year ended May 31:

	U.S. Plans			Non-U.S. Plans
(In thousands)	2012	2011	2010	2012	2011	2010
Service cost	$19,906	$16,957	$14,020	$3,731	$3,535	$1,971
Interest cost	15,307	13,738	13,499	8,076	7,622	7,352
Expected return on plan assets	(17,416)	(12,558)	(9,795)	(7,867)	(7,057)	(6,068)
Amortization of:
Prior service cost	352	358	351	10	12	9
Net actuarial losses recognized	8,510	7,919	6,554	2,169	2,472	963
Curtailment/settlement (gains) losses	—	83	—	—	(26)	(76)

Net Pension Cost	$26,659	$26,497	$24,629	$6,119	$6,558	$4,151

The changes in benefit obligations and plan assets, as well as the funded status of our pension plans at May 31, 2012 and 2011, were as follows:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2012	2011	2012	2011
Benefit obligation at beginning of year	$288,532	$258,755	$161,632	$137,821
Service cost	19,906	16,957	3,731	3,535
Interest cost	15,307	13,738	8,076	7,622
Benefits paid	(13,467)	(15,915)	(6,337)	(5,844)
Participant contributions			1,035	1,007
Acquisitions			880	60
Plan amendments		68		(9)
Actuarial losses	74,735	15,110	20,563	1,835
Settlements/Curtailments		(181)		(2,409)
Premiums paid			(161)	(146)
Currency exchange rate changes			(14,081)	18,160

Benefit Obligation at End of Year	$385,013	$288,532	$175,338	$161,632

Fair value of plan assets at beginning of year	$212,215	$147,370	$141,639	$112,435
Actual return on plan assets	(14,309)	30,536	3,987	11,655
Employer contributions	13,769	50,405	8,363	9,770
Participant contributions			1,035	1,007
Benefits paid	(13,467)	(15,915)	(6,337)	(5,844)
Premiums paid			(161)	(146)
Settlements/Curtailments		(181)		(2,409)
Currency exchange rate changes			(11,208)	15,171

Fair Value of Plan Assets at End of Year	$198,208	$212,215	$137,318	$141,639

(Deficit) of plan assets versus benefit obligations at end of year	$(186,805)	$(76,317)	$(38,020)	$(19,993)

Net Amount Recognized	$(186,805)	$(76,317)	$(38,020)	$(19,993)

Accumulated Benefit Obligation	$324,247	$248,952	$156,663	$143,413

The fair value of the assets held by our pension plans has decreased at May 31, 2012 since our previous measurement date at May 31, 2011, due primarily to net losses on our investments in the stock markets. At the same time, plan liabilities have increased significantly due to decreases in discount rates. As such, we have increased our recorded liability for the net underfunded status of our pension plans. Due to low interest rates, we expect pension expense in fiscal 2013 to be higher than our fiscal 2012 expense level. Any future declines in the value of our pension plan assets or increases in our plan liabilities could require us to further increase our recorded liability for the net underfunded status of our pension plans and could also require accelerated and higher cash contributions to our pension plans.

56    RPM International Inc. and Subsidiaries

Amounts recognized in the Consolidated Balance Sheets for the years ended May 31, 2012 and 2011 are as follows:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2012	2011	2012	2011
Noncurrent assets	$—	$—	$42	$—
Current liabilities	(43)	(43)	(492)	(483)
Noncurrent liabilities	(186,762)	(76,274)	(37,570)	(19,510)

Net Amount Recognized	$(186,805)	$(76,317)	$(38,020)	$(19,993)

The following table summarizes the relationship between our plans’ benefit obligations and assets:

	U.S. Plans
	2012		2011
(In thousands)	Benefit Obligation	Plan Assets	Benefit Obligation	Plan Assets
Plans with projected benefit obligation in excess of plan assets	$385,013	$198,208	$288,532	$212,215
Plans with accumulated benefit obligation in excess of plan assets	324,247	198,208	248,952	212,215

	Non-U.S. Plans
	2012		2011
(In thousands)	Benefit Obligation	Plan Assets	Benefit Obligation	Plan Assets
Plans with projected benefit obligation in excess of plan assets	$174,358	$136,296	$161,632	$141,639
Plans with accumulated benefit obligation in excess of plan assets	83,465	62,902	78,269	68,632
Plans with assets in excess of projected benefit obligations	980	1,022
Plans with assets in excess of accumulated benefit obligations	73,198	74,416	65,144	73,007

The following table presents the pretax net actuarial loss, prior service (costs) and transition assets/(obligations) recognized in accumulated other comprehensive income (loss) not affecting retained earnings:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2012	2011	2012	2011
Net actuarial loss (1)	$(205,086)	$(107,137)	$(62,750)	$(44,313)
Prior service (costs)	(1,679)	(2,031)	(93)	(120)

Total recognized in accumulated other comprehensive income not affecting retained earnings	$(206,765)	$(109,168)	$(62,843)	$(44,433)

(1)	Increases in net actuarial losses arising during 2012 were primarily attributable to a lower discount rate during 2012 versus 2011 and a lower actual return on plan assets compared with the expected return on plan assets for 2012.

The following table includes the changes recognized in other comprehensive income:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2012	2011	2012	2011
Changes in plan assets and benefit obligations recognized in other comprehensive income:
Prior service cost	$—	$68	$—	$(9)
Net loss (gain) arising during the year	106,459	(2,868)	24,441	(2,763)
Effect of exchange rates on amounts included in AOCI			(3,852)	4,459
Amounts recognized as a component of net periodic benefit cost:
Amortization or curtailment recognition of prior service credit (cost)	(352)	(358)	(10)	(12)
Amortization or settlement recognition of net gain (loss)	(8,510)	(8,002)	(2,169)	(2,446)

Total recognized in other comprehensive loss (income)	$97,597	$(11,160)	$18,410	$(771)

RPM International Inc. and Subsidiaries     57

The following table presents the amounts in accumulated other comprehensive income (loss) as of May 31, 2012 that have not yet been recognized in net periodic pension cost, but will be recognized in our Consolidated Statements of Income during the fiscal year ending May 31, 2013:

(In thousands)	U.S. Plans	Non-U.S. Plans
Net actuarial loss	$(15,930)	$(2,769)
Prior service (costs)	$(348)	$(9)

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

The following weighted-average assumptions were used to determine our year-end benefit obligations and net periodic pension cost under the plans:

	U.S. Plans		Non-U.S. Plans
Year-End Benefit Obligations	2012	2011	2012	2011
Discount rate	4.25%	5.25%	4.19%	5.14%
Rate of compensation increase	3.15%	3.15%	3.76%	3.83%

	U.S. Plans			Non-U.S. Plans
Net Periodic Pension Cost	2012	2011	2010	2012	2011	2010
Discount rate	5.25%	5.75%	6.90%	5.14%	5.26%	6.96%
Expected return on plan assets	8.50%	8.75%	8.75%	5.63%	5.75%	5.94%
Rate of compensation increase	3.15%	3.28%	3.28%	3.83%	3.81%	3.76%

The following tables illustrate the weighted-average actual and target allocation of plan assets:

U.S. Plans
	Target Allocation	Actual Asset Allocation
(Dollars in millions)	as of May 31, 2012	2012	2011
Equity securities	55%	$111.7	$107.8
Fixed income securities	25%	64.4	50.7
Cash		4.5	35.0
Other	20%	17.6	18.7

Total assets	100%	$198.2	$212.2

Non-U.S. Plans
	Target Allocation	Actual Asset Allocation
(Dollars in millions)	as of May 31, 2012	2012	2011
Equity securities	42%	$67.0	$66.8
Fixed income securities	51%	43.9	44.5
Cash	1%	0.4	0.4
Property and other	6%	26.0	30.0

Total assets	100%	$137.3	$141.7

The following tables present our pension plan assets as categorized using the fair value hierarchy at May 31, 2012 and 2011:

	U.S. Plans
(In thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at May 31, 2012
U.S. Treasury and other government	$—	$7,969	$—	$7,969
State and municipal bonds		490		490
Foreign bonds		2,279		2,279
Mortgage-backed securities		9,169		9,169
Corporate bonds		14,647		14,647
Stocks—large cap	36,196			36,196
Stocks—mid cap	19,659			19,659
Stocks—small cap	10,413			10,413
Stocks— international	6,961			6,961
Mutual funds—equity		38,475		38,475
Mutual funds—fixed		29,806		29,806
Cash and cash equivalents	4,549			4,549
Limited partnerships			1,833	1,833
Common/collective trusts			15,762	15,762

Total	$77,778	$102,835	$17,595	$198,208

58    RPM International Inc. and Subsidiaries

	Non-U.S. Plans
(In thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at May 31, 2012
Pooled equities	$—	$66,212	$—	$66,212
Pooled fixed income		43,446		43,446
Foreign bonds		433		433
Insurance contracts			25,974	25,974
Mutual funds		843		843
Cash and cash equivalents	410			410

Total	$410	$110,934	$25,974	$137,318

	U.S. Plans
(In thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at May 31, 2011
U.S. Treasury and other government	$—	$2,691	$—	$2,691
State and municipal bonds		439		439
Foreign bonds		1,566		1,566
Mortgage-backed securities		6,531		6,531
Corporate bonds		12,653		12,653
Stocks—large cap	44,926			44,926
Stocks—mid cap	16,040			16,040
Stocks—small cap	4,754			4,754
Stocks—international	7,514			7,514
Mutual funds—equity		34,515		34,515
Mutual funds—fixed		26,873		26,873
Cash and cash equivalents	35,040			35,040
Limited partnerships			2,470	2,470
Common/collective trusts			16,203	16,203

Total	$108,274	$85,268	$18,673	$212,215

	Non-U.S. Plans
(In thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at May 31, 2011
Pooled equities	$—	$65,698	$—	$65,698
Pooled fixed income		44,012		44,012
Foreign bonds		402		402
Insurance contracts			30,043	30,043
Mutual funds		1,110		1,110
Cash and cash equivalents	374			374

Total	$374	$111,222	$30,043	$141,639

The following table includes the activity that occurred during the years ended May 31, 2012 and 2011 for our Level 3 assets:

		Actual Return on Plan Assets For:		Purchases,	Transfers
(In thousands)	Balance at Beginning of Period	Assets Still Held at Reporting Date	Assets Sold During Year	Sales and Settlements, net (1)	In/Out of Level 3	Balance at End of Period
Year ended May 31, 2012	$48,716	231	(619)	(3,998)	(761)	$43,569
Year ended May 31, 2011	33,337	197	1,750	5,606	7,826	48,716

(1)	Includes the impact of exchange rate changes during the year.

The primary objective for the investments of the Retirement Plan is to provide for long-term growth of capital without undue exposure to risk. This objective is accomplished by utilizing a strategy of equities, fixed income securities and cash equivalents in a mix that is conducive to participation in a rising market, while allowing for adequate protection in a falling market. Our Investment Committee oversees the investment allocation process, which includes the selection and evaluation	of investment managers, the determination of investment objectives and risk guidelines, and the monitoring of actual investment performance. In order to manage investment risk properly, Plan policy prohibits short selling, securities lending, financial futures, options and other specialized investments except for certain alternative investments specifically approved by the Investment Committee. The Investment Committee reviews, on a quarterly basis, reports of actual Plan investment

RPM International Inc. and Subsidiaries     59

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

In addition to the defined benefit pension plans discussed above, we also sponsor employee savings plans under Section 401(k) of the Internal Revenue Code, which cover most of our employees in the U.S. We record expense for defined contribution plans for any employer matching contributions made in conjunction with services rendered by employees. The majority of our plans provide for matching contributions made in conjunction with services rendered by employees. Matching contributions are invested in the same manner that the participants invest their own contributions. Matching contributions charged to income were $11.9 million, $10.9 million and $10.4 million for the years ending May 31, 2012, 2011 and 2010, respectively.

We expect to pay the following estimated pension benefit payments in the next five years (in millions): $24.3 in 2013; $26.0 in 2014; $28.8 in 2015; $29.2 in 2016; and $31.9 in 2017. In the five years thereafter (2018-2022) we expect to pay $185.6 million.

NOTE M — POSTRETIREMENT BENEFITS

We sponsor several unfunded-health-care-benefit plans for certain of our retired employees as well as post-retirement life insurance for certain key employees. Eligibility for these benefits is based upon various requirements. The following table illustrates the effect on operations of these plans for the three years ended May 31, 2012:

	U.S. Plans			Non-U.S. Plans
(In thousands)	2012	2011	2010	2012	2011	2010
Service cost—Benefits earned during the period	$—	$5	$3	$745	$736	$338
Interest cost on the accumulated obligation	416	439	569	968	925	664
Amortization of:
Prior service cost	(86)	(86)	(28)
Unrecognized losses	(58)	(191)	(137)	72	89	(139)

Net Periodic Postretirement Expense	$272	$167	$407	$1,785	$1,750	$863

The changes in benefit obligations of the plans at May 31, 2012 and 2011 were as follows:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2012	2011	2012	2011
Accumulated postretirement benefit obligation at beginning of year	$9,103	$7,936	$17,557	$14,974
Service cost		5	745	709
Interest cost	416	439	968	891
Benefit payments	(665)	(633)	(369)	(317)
Medicare subsidy received	69	97
Actuarial (gains) losses	754	1,259	6,979	(33)
Currency exchange rate changes			(1,363)	1,333

Accumulated and accrued postretirement benefit obligation at end of year	$9,677	$9,103	$24,517	$17,557

In determining the postretirement benefit amounts outlined above, measurement dates as of May 31 for each period were applied.

Amounts recognized in the Consolidated Balance Sheets for the years ended May 31, 2012 and 2011 are as follows:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2012	2011	2012	2011
Current liabilities	$(714)	$(672)	$(428)	$(380)
Noncurrent liabilities	(8,963)	(8,431)	(24,089)	(17,177)

Net Amount Recognized	$(9,677)	$(9,103)	$(24,517)	$(17,557)

60    RPM International Inc. and Subsidiaries

The following table presents the pretax net actuarial gain (loss) and prior service credits recognized in accumulated other comprehensive income (loss) not affecting retained earnings:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2012	2011	2012	2011
Net actuarial gain (loss)	$(35)	$778	$(9,441)	$(2,943)
Prior service credits	603	689

Total recognized in accumulated other comprehensive income not affecting retained earnings	$568	$1,467	$(9,441)	$(2,943)

The following table includes the changes recognized in other comprehensive income:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2012	2011	2012	2011
Changes in plan assets and benefit obligations recognized in other comprehensive income:
Prior service cost	$—	$—	$—	$—
Net loss (gain) arising during the year	754	1,259	6,979	(33)
Effect of exchange rates on amounts included in AOCI			(409)	241
Amounts recognized as a component of net periodic benefit cost:
Amortization or curtailment recognition of prior service credit (cost)	86	86
Amortization or settlement recognition of net gain (loss)	58	191	(72)	(89)

Total recognized in other comprehensive loss (income)	$898	$1,536	$6,498	$119

The following weighted-average assumptions were used to determine our year-end benefit obligations and net periodic postretirement benefit costs under the plans:

	U.S. Plans		Non-U.S. Plans
Year-End Benefit Obligations	2012	2011	2012	2011
Discount rate	3.75%	4.75%	4.75%	5.75%
Current healthcare cost trend rate	7.70%	7.87%	6.92%	7.00%
Ultimate healthcare cost trend rate	4.50%	4.50%	4.20%	4.50%
Year ultimate healthcare cost trend rate will be realized	2029	2029	2030	2030

	U.S. Plans			Non-U.S. Plans
Net Periodic Postretirement Cost	2012	2011	2010	2012	2011	2010
Discount rate	4.75%	5.75%	6.90%	5.75%	5.75%	8.00%
Healthcare cost trend rate	7.87%	8.04%	8.60%	7.00%	7.40%	10.00%
Ultimate healthcare cost trend rate	4.50%	4.50%	4.50%	4.50%	4.50%	5.00%
Year ultimate healthcare cost trend rate will be realized	2029	2029	2029	2030	2030	2024

Increasing or decreasing current healthcare cost trend rates by 1% would affect our accumulated postretirement benefit obligation and net postretirement expense by the following amounts for the years ended May 31, 2012 and 2011:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2012	2011	2012	2011
1% Increase in trend rate
Accumulated Benefit Obligation	$390	$442	$3,920	$3,938
Postretirement Cost	21	22	473	423
1% Decrease in trend rate
Accumulated Benefit Obligation	$(348)	$(394)	$(5,176)	$(3,039)
Postretirement Cost	(19)	(19)	(351)	(320)

We expect to pay approximately $1.1 million to $1.3 million in estimated postretirement benefits in each of the next five years. In the five years thereafter (2018-2022) we expect to pay a cumulative total of $8.0 million.

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

We have included the impact of our portion of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 subsidy in the determination of accumulated postretirement benefit obligation for the U.S. nonpension postretirement benefit plan for the periods ended May 31, 2012 and 2011. For the fiscal years ended May 31, 2012 and 2011, we received reimbursements from Medicare related to this law amounting to approximately $69,000 and $97,000, respectively.

RPM International Inc. and Subsidiaries     61

NOTE N — REORGANIZATION PROCEEDINGS OF CERTAIN SUBSIDIARIES

General — Bondex and SPHC are defendants in various asbestos-related bodily injury lawsuits filed in various state courts. These cases generally seek unspecified damages for asbestos-related diseases based on alleged exposures to asbestos-containing products.

On May 31, 2010, Bondex and its parent, SPHC, filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware. SPHC is the parent company of Bondex and is also the parent company for various operating companies that are not part of the reorganization filing, including Chemical Specialties Manufacturing Corp.; Day-Glo Color Corp.; Dryvit Holdings, Inc.; Guardian Protection Products Inc.; Kop-Coat Inc.; TCI, Inc. and RPM Wood Finishes Group, Inc. SPHC and Bondex (the “filing entities”) took this action to permanently and comprehensively resolve all pending and future asbestos-related liability claims associated with Bondex and SPHC-related products. As a result of the filing, all Bondex and SPHC asbestos personal injury lawsuits have been stayed due to the imposition of an automatic stay applicable in bankruptcy cases, with the exception of the cases referenced in Note A(2) with respect to which the stay was lifted. In addition, at the request of SPHC and Bondex, the bankruptcy court has entered orders staying all claims against RPM International Inc. and its affiliates that are derivative of the asbestos claims against SPHC and Bondex. Through the Chapter 11 proceedings, the filing entities intend ultimately to establish a trust in accordance with section 524(g) of the Bankruptcy Code and seek the imposition of a channeling injunction that will direct all future SPHC-related and Bondex-related claims to the trust. It is anticipated that the trust will compensate claims at appropriate values established by the trust documents and approved by the bankruptcy court. At this time, it is not possible to predict how long the proceedings will last, the form of any ultimate resolution or when an ultimate resolution might occur.

Prior to the bankruptcy filing, the filing entities had engaged in a strategy of litigating asbestos-related products liability claims brought against them. Claims paid during the year ended May 31, 2010, prior to the bankruptcy filing, were $92.6 million, which included defense-related payments during the year of $42.6 million. With the exception of the appeal bond satisfied during our 2012 third fiscal quarter and the potential payment described in Note A(2), no claims have been paid since the bankruptcy filing and it is not contemplated that any claims will be paid until a plan of reorganization is confirmed and an asbestos trust is established and operating.

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

62    RPM International Inc. and Subsidiaries

The table below illustrates movements in the Bondex asbestos liability for fiscal 2010:

Asbestos Liability Movement (Current and Long-Term)

(In thousands)	Balance at Beginning of Period	Additions to Asbestos Charge	Deductions (1)	Impact of Deconsolidation of SPHC (2)	Balance at End of Period
Year Ended May 31, 2010	$490,328		$92,621	$(397,707)	$	—

(1)	Deductions include payments for defense-related costs and amounts paid to settle claims.
(2)	During the year ended May 31, 2010, SPHC and Bondex filed Chapter 11 reorganization proceedings in the U.S. Bankruptcy Court for the District of Delaware, and as a result, were deconsolidated from our results, as required. Refer to Note A(2) for further information.

This liability, as a result of the accounting for the deconsolidation of SPHC and its subsidiaries set forth in Note A(2), is no longer included in RPM International Inc.’s Consolidated Balance Sheet, effective May 31, 2010.

Insurance Coverage Litigation — During calendar year 2003, the filing entities’ third-party insurers claimed exhaustion of coverage. On July 3, 2003, certain of our subsidiaries, including the filing entities, filed the case of Bondex International, Inc. et al. v. Hartford Accident and Indemnity Company et al., Case No. 1:03-cv-1322, in the United States District Court for the Northern District of Ohio, for declaratory judgment, breach of contract and bad faith against the named third-party insurers, challenging their assertion that their policies covering asbestos-related claims had been exhausted. On December 1, 2008, the trial court denied the plaintiffs’ motions for partial summary judgment and granted the defendants’ motions for summary judgment against plaintiffs, including the filing entities, and entered judgment on all remaining claims and counterclaims, and dismissed the action. Plaintiffs, including the filing entities, appealed the trial court’s decision to the U.S. Court of Appeals for the Sixth Circuit. The Sixth Circuit affirmed the trial court decision on alternative grounds. Following that ruling, Bondex filed a motion with the Sixth Circuit for reconsideration. Its motion was denied. Bondex has exhausted its rights of appeal. Bondex did not include any potential benefits from the insurance coverage litigation in calculating its asbestos liability. RPM International Inc. was not a party to this insurance litigation.

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

Specialty Products Holding Corp.

Consolidated Statements of Income

(In thousands)
Year Ended May 31,	2010
Net Sales	$301,142
Net sales to RPM	18,431

Total net sales	319,573
Cost of sales	203,082

Gross profit	116,491
Selling, general & administrative expenses	100,080
Interest expense	22
Investment (income), net	(266)

Income before income taxes	16,655
Provision for income taxes	5,520

Net income	$11,135

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

RPM International Inc. and Subsidiaries     63

NOTE O — CONTINGENCIES AND OTHER ACCRUED LOSSES

Accrued loss reserves consist of the following:

May 31,	2012	2011
(In thousands)
Accrued product liability reserves	$37,508	$37,941
Accrued warranty reserves	13,564	15,347
Accrued environmental reserves	3,580	4,357

Total accrued loss reserves—Current	$54,652	$57,645

Accrued product liability reserves—noncurrent	$2,820	$2,905
Accrued warranty liability—noncurrent	1,187	1,849
Accrued environmental reserves—noncurrent	3,952	4,693

Total accrued loss reserves—Noncurrent	$7,959	$9,447

We provide, through our wholly owned insurance subsidiaries, certain insurance coverage, primarily product liability coverage, to our other subsidiaries. Excess coverage is provided by third-party insurers. Our reserves provide for these potential losses as well as other uninsured claims.

We also offer warranty programs at several of our industrial businesses and have established a product warranty liability. We review this liability for adequacy on a quarterly basis and adjust it as necessary. The primary factors that could affect this liability may include changes in the historical system performance rate as well as the costs of replacement. Provision for estimated warranty costs is recorded at the time of sale and periodically adjusted, as required, to reflect actual experience. It is probable that we will incur future losses related to warranty claims we have received but that have not been fully investigated and related to claims not yet received. While our warranty liability represents our best estimate at May 31, 2012, we can provide no assurances that we will not experience material claims in the future or that we will not incur significant costs to resolve such claims beyond the amounts accrued or beyond what we may recover from our suppliers. Product warranty expense is recorded within selling, general and administrative expense.

The following table includes the changes in our accrued warranty balances:

Year Ended May 31,	2012	2011	2010
(In thousands)
Beginning Balance	$17,196	$17,602	$18,993
Deductions (1)	(18,143)	(20,335)	(23,209)
Provision charged to SG&A expense	15,513	19,899	24,897
Acquisitions	185	30	46
Impact of deconsolidation of SPHC	—	—	(3,125)

Ending Balance	$14,751	$17,196	$17,602

(1)	Primarily claims paid during the year.

In addition, like other companies participating in similar lines of business, some of our subsidiaries are involved in several proceedings relating to environmental matters. It is our policy to accrue remediation costs when it is probable that such efforts will be required and the related costs can be reasonably estimated. These liabilities are undiscounted and are not material to our financial statements during any of the periods presented.

64    RPM International Inc. and Subsidiaries

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

In addition to our two reportable segments, there is a category of certain business activities and expenses, referred to as corporate/other, that does not constitute an operating segment. This category includes our corporate headquarters and related administrative expenses, results of our captive insurance companies, gains or losses on the sales of certain assets and other expenses not directly associated with either reportable segment. Assets related to the corporate/other category consist primarily of investments, prepaid expenses and headquarters’ property and equipment. These corporate and other assets and expenses reconcile reportable segment data to total consolidated income before income taxes, identifiable assets, capital expenditures, and depreciation and amortization.

We reflect income from our joint ventures on the equity method, and receive royalties from our licensees.

RPM International Inc. and Subsidiaries     65

The following tables reflect the results of our reportable segments consistent with our management philosophy, and represent the information we utilize, in conjunction with various strategic, operational and other financial performance criteria, in evaluating the performance of our portfolio of businesses.

Year Ended May 31,	2012	2011	2010
(In thousands)
Net Sales
Industrial	$2,535,238	$2,259,809	$2,328,194
Consumer	1,242,178	1,122,032	1,084,522

Total	$3,777,416	$3,381,841	$3,412,716

Income (Loss) Before Income Taxes
Industrial
Income Before Income Taxes (a)	$278,676	$232,544	$225,528
Interest (Expense), Net (b)	(3,770)	(3,304)	(1,709)

EBIT (c)	$282,446	$235,848	$227,237

Consumer
Income Before Income Taxes (a)	$160,099	$146,035	$147,019
Interest (Expense), Net (b)	18	63	37

EBIT (c)	$160,081	$145,972	$146,982

Corporate/Other
Income Before Income Taxes (a)	$(110,486)	$(83,526)	$(104,093)
Interest (Expense), Net (b)	(64,107)	(46,504)	(50,025)

EBIT (c)	$(46,379)	$(37,022)	$(54,068)

Consolidated
Income Before Income Taxes (a)	$328,289	$295,053	$268,454
Interest (Expense), Net (b)	(67,859)	(49,745)	(51,697)

EBIT (c)	$396,148	$344,798	$320,151

Identifiable Assets
Industrial	$2,195,702	$1,992,143	$1,666,005
Consumer	1,184,609	1,195,849	1,135,211
Corporate/Other	179,709	327,037	202,808

Total	$3,560,020	$3,515,029	$3,004,024

Capital Expenditures
Industrial	$47,529	$29,687	$17,887
Consumer	17,156	9,665	4,400
Corporate/Other	6,930	474	954

Total	$71,615	$39,826	$23,241

Depreciation and Amortization
Industrial	$48,701	$46,352	$56,104
Consumer	23,656	24,954	26,771
Corporate/Other	1,341	1,447	1,378

Total	$73,698	$72,753	$84,253

(a)	The presentation includes a reconciliation of Income (Loss) Before Income Taxes, a measure defined by Generally Accepted Accounting Principles (GAAP) in the United States, to EBIT.
(b)	Interest (expense), net includes the combination of interest expense and investment expense (income), net.
(c)	EBIT is defined as earnings (loss) before interest and taxes. We evaluate the profit performance of our segments based on income before income taxes, but also look to EBIT as a performance evaluation measure because interest expense is essentially related to corporate acquisitions, as opposed to segment operations. For that reason, we believe EBIT is also useful to investors as a metric in their investment decisions. EBIT should not be considered an alternative to, or more meaningful than, operating income as determined in accordance with GAAP, since EBIT omits the impact of interest and taxes in determining operating performance, which represent items necessary to our continued operations, given our level of indebtedness and ongoing tax obligations. Nonetheless, EBIT is a key measure expected by and useful to our fixed income investors, rating agencies and the banking community, all of whom believe, and we concur, that this measure is critical to the capital markets’ analysis of our segments’ core operating performance. We also evaluate EBIT because it is clear that movements in EBIT impact our ability to attract financing. Our underwriters and bankers consistently require inclusion of this measure in offering memoranda in conjunction with any debt underwriting or bank financing. EBIT may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results.

66    RPM International Inc. and Subsidiaries

Year Ended May 31,	2012	2011	2010
(In thousands)
Net Sales (a)
United States	$2,219,680	$1,983,238	$2,148,893

Foreign
Canada	346,238	330,613	308,395
Europe	919,124	812,735	728,118
Other Foreign	292,374	255,255	227,310

Total Foreign	1,557,736	1,398,603	1,263,823

Total	$3,777,416	$3,381,841	$3,412,716

Long-Lived Assets (b)
United States	$1,065,324	$965,235	$966,453

Foreign
Canada	128,392	137,380	127,672
Europe	298,496	287,874	230,923
United Kingdom	192,155	209,217	184,488
Other Foreign	64,316	47,353	44,327

Total Foreign	683,359	681,824	587,410

Total	$1,748,683	$1,647,059	$1,553,863

(a)	It is not practicable to obtain the information needed to disclose revenues attributable to each of our product lines.
(b)	Long-lived assets include all non-current assets, excluding non-current deferred income taxes.

NOTE Q — QUARTERLY INFOR MATION (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended May 31, 2012 and 2011:

	For Quarter Ended
(In thousands, except per share amounts)	August 31	November 30	February 29		May 31
2012
Net Sales	$985,918	$916,085	$773,643		$1,101,770
Gross Profit	$409,626	$369,021	$303,200		$460,416
Net Income Attributable to RPM International Inc. Stockholders	$76,811	$49,931	$6,625		$82,569
Basic Earnings Per Share	$0.59	$0.38	$0.05		$0.63
Diluted Earnings Per Share	$0.59	$0.38	$0.05	(a)	$0.63
Dividends Per Share	$0.210	$0.215	$0.215		$0.215

(In thousands, except per share amounts)	August 31	November 30	February 28		May 31
2011
Net Sales	$894,810	$826,343	$678,920		$981,768
Gross Profit	$375,426	$339,497	$269,518		$416,426
Net Income Attributable to RPM International Inc. Stockholders	$68,996	$48,791	$1,097		$70,174
Basic Earnings Per Share	$0.53	$0.38	$0.01		$0.54
Diluted Earnings Per Share	$0.53	$0.38	$0.01	(a)	$0.54
Dividends Per Share	$0.205	$0.210	$0.210		$0.210

(a)	For the quarters ended February 29, 2012 and February 28, 2011, the treasury stock method was utilized for the purpose of computing diluted earnings per share, as the result under the two-class method would have been less dilutive.

Quarterly earnings per share may not total to the yearly earnings per share due to the weighted-average number of shares outstanding in each quarter.

Quarterly Stock Price and Dividend Information	Shares of our common stock are traded on the New York Stock Exchange under the symbol RPM. The high and low sales prices for the shares of common stock, and the cash dividends paid on the common stock, for each quarter of the two most recent fiscal years are set forth in the table below.

Range of Sales Prices and Dividends Paid

Fiscal 2012	High	Low	Dividends paid per share
First Quarter	$23.80	$17.20	0.210
Second Quarter	$23.77	$17.34	0.215
Third Quarter	$25.90	$22.76	0.215
Fourth Quarter	$27.70	$23.60	0.215

Fiscal 2011	High	Low	Dividends paid per share
First Quarter	$19.90	$16.07	0.205
Second Quarter	$21.93	$17.09	0.210
Third Quarter	$24.68	$19.86	0.210
Fourth Quarter	$26.00	$21.88	0.210

Source: New York Stock Exchange	Cash dividends are payable quarterly, upon authorization of the Board of Directors. Regular payment dates are approximately the last day of July, October, January and April.	The number of holders of record of our common stock as of July 13, 2012 was approximately 25,921, in addition to 70,758 beneficial holders.

RPM International Inc. and Subsidiaries     67

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

Management assessed the effectiveness of RPM’s internal control over financial reporting as of May 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on this assessment, management concluded that, as of May 31, 2012, RPM’s internal control over financial reporting is effective.

The independent registered public accounting firm Ernst & Young LLP, has also audited the Company’s internal control over financial reporting as of May 31, 2012 and their report thereon is included on page 70 of this report.

Frank C. Sullivan	Russell L. Gordon
Chairman and Chief Executive Officer	Vice President and Chief Financial Officer

July 26, 2012

68    RPM International Inc. and Subsidiaries

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS

RPM International Inc. and Subsidiaries

Medina, Ohio

We have audited the accompanying consolidated balance sheets of RPM International Inc. and Subsidiaries (“RPM” or “the Company”) as of May 31, 2012 and 2011 and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended May 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of RPM at May 31, 2012 and 2011 and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), RPM’s internal control over financial reporting as of May 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 26, 2012 expressed an unqualified opinion thereon.

Cleveland, Ohio

July 26, 2012

RPM International Inc. and Subsidiaries     69

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS

RPM International Inc. and Subsidiaries

Medina, Ohio

We have audited RPM International Inc. and Subsidiaries’ (“RPM” or “the Company”) internal control over financial reporting as of May 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). RPM’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s Report on Internal Control Over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, RPM maintained, in all material respects, effective internal control over financial reporting as of May 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of RPM as of May 31, 2012 and 2011 and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended May 31, 2012 and our report dated July 26, 2012 expressed an unqualified opinion thereon.

Cleveland, Ohio

July 26, 2012

70    RPM International Inc. and Subsidiaries