Form 10-K, Exhibit 13
period 2014-05-31
RPM INTERNATIONAL INC/DE/
filed 2014-08-14
CIK 110621

Exhibit 13.1

Financial Section Contents:

26 Management’s Discussion and Analysis

39 Consolidated Financial Statements

44 Notes to Consolidated Financial Statements

72 Quarterly Stock Price and Dividend Information

73 Management’s Report on Internal Control

74 Auditor’s Reports

76 Stockholder Information

77 Directors and Officers

2014

30,00

150+ #

60%

$45 55%

100% 85%

1 94 40

24

6.7%

168

63% 15% 90

12.3%

428 40%

37%

120,000

158%

$1.6

RPM

25

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our Consolidated Financial Statements include the accounts of RPM International Inc. and its majority-owned subsidiaries, except for certain subsidiaries that were deconsolidated on May 31, 2010 (please refer to Note A to the Consolidated Financial Statements for further information). Investments in less-than-majority-owned joint ventures for which we have the ability to exercise significant influence over are accounted for under the equity method. Preparation of our financial statements requires the use of estimates and assumptions that affect the reported amounts of our assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We continually evaluate these estimates, including those related to our allowances for doubtful accounts; inventories; allowances for recoverable taxes; uncertain tax positions; useful lives of property, plant and equipment; goodwill and other intangible assets; environmental, warranties and other contingent liabilities; income tax valuation allowances; pension plans; and the fair value of financial instruments. We base our estimates on historical experience, our most recent facts, and other assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of our assets and liabilities. Actual results, which are shaped by actual market conditions, may differ materially from our estimates.

We have identified below the accounting policies and estimates that are the most critical to our financial statements.

REVENUE RECOGNITION

Revenues are recognized when realized or realizable, and when earned. In general, this is when title and risk of loss pass to the customer. Further, revenues are realizable when we have persuasive evidence of a sales arrangement, the product has been shipped or the services have been provided to the customer, the sales price is fixed or determinable and collectability is reasonably assured. We reduce our revenues for estimated customer returns and allowances, certain rebates, sales incentives and promotions in the same period the related sales are recorded.

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

TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS AND FOREIGN CURRENCY TRANSACTIONS

Our reporting currency is the U.S. dollar. However, the functional currency for each of our foreign subsidiaries is its principal operating currency. We translate the amounts included in our Consolidated Statements of Income from our foreign subsidiaries into U.S. dollars at weighted-average exchange rates, which we believe are representative of the actual exchange rates on the dates of the transactions. Our foreign subsidiaries’ assets and liabilities are translated into U.S. dollars from local currency at the actual exchange rates as of the end of each reporting date, and we record the resulting foreign exchange translation adjustments in our Consolidated Balance Sheets as a component of accumulated other comprehensive income (loss). If the U.S. dollar strengthens, we reflect the resulting losses as a component of accumulated other comprehensive income (loss). Conversely, if the U.S. dollar weakens, foreign exchange translation gains result, which favorably impact accumulated other comprehensive income (loss). Translation adjustments may be included in net earnings in the event of a sale or liquidation of certain of our underlying foreign investments. If we determine that the functional currency of any of our foreign subsidiaries should be the U.S. dollar, our financial statements will be affected. Should this occur, we will adjust our reporting to appropriately account for any such changes.

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

26    RPM International Inc. and Subsidiaries

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

In applying the discounted cash flow methodology, we rely on a number of factors, including future business plans, actual and forecasted operating results, and market data. The significant assumptions employed under this method include discount rates; revenue growth rates, including assumed terminal growth rates; and operating margins used to project future cash flows for a reporting unit. The discount rates utilized reflect market based estimates of capital costs and discount rates adjusted for management’s assessment of a market participant’s view with respect to other risks associated with the projected cash flows of the individual reporting unit. Our estimates are based upon assumptions we believe to be reasonable, but which by nature are uncertain and unpredictable. We believe we incorporate ample sensitivity ranges into our analysis of goodwill impairment testing for a reporting unit, such that actual experience would need to be materially out of the range of expected assumptions in order for an impairment to remain undetected.

Our annual goodwill impairment analysis for fiscal 2014 did not result in any indicators of impairment. Should the future earnings and cash flows at our reporting units decline and/or discount rates increase, future impairment charges to goodwill and other intangible assets may be required.

OTHER LONG-LIVED ASSETS

We assess identifiable, amortizable intangibles and other long-lived assets for impairment whenever events or changes in facts and circumstances indicate the possibility that the carrying values of these assets may not be recoverable over their estimated remaining useful lives. Factors considered important in our assessment, which might trigger an impairment evaluation, include the following:

•	significant under-performance relative to historical or projected future operating results;

•	significant changes in the manner of our use of the acquired assets;

•	significant changes in the strategy for our overall business; and

•	significant negative industry or economic trends.

Measuring a potential impairment of amortizable intangibles and other long-lived assets requires the use of various estimates and assumptions, including the determination of which cash flows are directly related to the assets being evaluated, the respective useful lives over which those cash flows will occur and potential residual values, if any. If we determine that the carrying values of these assets may not be recoverable based upon the existence of one or more of the above-described indicators or other factors, any impairment amounts would be measured based on the projected net cash flows expected from these assets, including any net cash flows related to eventual disposition activities. The determination of any impairment losses would be based on the best information available, including internal estimates of discounted cash flows; market participant assumptions; quoted market prices, when available; and independent appraisals, as appropriate, to determine fair values. Cash flow estimates would be based on our historical experience and our internal business plans, with appropriate discount rates applied.

Additionally, we test all indefinite-lived intangible assets for impairment at least annually during our fiscal fourth quarter. In the fourth quarter of our fiscal year ended May 31, 2013, we adopted new FASB guidance that simplifies how an entity tests indefinite-lived intangible assets for impairment. It provides an option to first assess qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount. Our fiscal 2014 annual impairment tests of each of our indefinite-lived intangible assets did not result in any impairment loss.

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

RPM International Inc. and Subsidiaries     27

CONTINGENCIES

We are party to various claims and lawsuits arising in the normal course of business. Although we cannot precisely predict the amount of any liability that may ultimately arise with respect to any of these matters, we record provisions when we consider the liability probable and estimable. Our provisions are based on historical experience and legal advice, reviewed quarterly and adjusted according to developments. In general, our accruals, including our accruals for environmental, warranty and tax liabilities, discussed further below, represent the best estimate of a range of probable losses. Estimating probable losses requires the analysis of multiple forecasted factors that often depend on judgments about potential actions by third parties, such as regulators, courts, and state and federal legislatures. Changes in the amounts of our loss provisions, which can be material, affect our Consolidated Statements of Income. To the extent there is a reasonable possibility that potential losses could exceed the amounts already accrued, we believe that the amount of any such additional loss would be immaterial to our results of operations, liquidity and consolidated financial position. We evaluate our accruals at the end of each quarter, or sometimes more frequently, based on available facts, and may revise our estimates in the future based on any new information becoming available.

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

ALLOWANCE FOR DOUBTFUL ACCOUNTS RECEIVABLE

An allowance for anticipated uncollectible trade receivable amounts is established using a combination of specifically identified accounts to be reserved and a reserve covering trends in collectability. These estimates are based on an analysis of trends in collectability and past experience, but are primarily made up of individual account balances identified as doubtful based on specific facts and conditions. Receivable losses are charged against the allowance when we confirm uncollectability. Actual collections of trade receivables could differ from our estimates due to changes in future economic or industry conditions or specific customer’s financial conditions.

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

28    RPM International Inc. and Subsidiaries

requirements. A significant decrease in investment returns or the market value of plan assets or a significant decrease in interest rates could increase our net periodic pension costs and adversely affect our results of operations. A significant increase in our contribution requirements with respect to our qualified defined benefit pension plans could have an adverse impact on our cash flow.

Changes in our key plan assumptions would impact net periodic benefit expense and the projected benefit obligation for our defined benefit and various postretirement benefit plans. Based upon May 31, 2014 information, the following tables reflect the impact of a 1% change in the key assumptions applied to our defined benefit pension plans in the U.S. and internationally:

	U.S.		International
(In millions)	1% Increase	1% Decrease	1% Increase	1% Decrease
Discount Rate
Increase (decrease) in expense in FY 2014	$(5.4)	$6.5	$(1.8)	$2.2
Increase (decrease) in obligation as of May 31, 2014	$(53.2)	$65.9	$(29.9)	$37.7
Expected Return on Plan Assets
Increase (decrease) in expense in FY 2014	$(2.4)	$2.4	$(1.6)	$1.6
Increase (decrease) in obligation as of May 31, 2014	N/A	N/A	N/A	N/A
Compensation Increase
Increase (decrease) in expense in FY 2014	$4.1	$(3.6)	$1.3	$(0.8)
Increase (decrease) in obligation as of May 31, 2014	$21.3	$(19.2)	$5.2	$(4.7)

Based upon May 31, 2014 information, the following table reflects the impact of a 1% change in the key assumptions applied to our various postretirement health care plans:

	U.S.		International
(In millions)	1% Increase	1% Decrease	1% Increase	1% Decrease
Discount Rate
Increase (decrease) in expense in FY 2014	$-	$-	$(0.7)	$0.8
Increase (decrease) in obligation as of May 31, 2014	$(0.6)	$0.7	$(4.7)	$6.0
Healthcare Cost Trend Rate
Increase (decrease) in expense in FY 2014	$-	$-	$0.7	$(0.5)
Increase (decrease) in obligation as of May 31, 2014	$0.2	$(0.2)	$6.5	$(5.0)

BUSINESS SEGMENT INFORMATION

Our business is divided into two reportable segments: the industrial reportable segment and the consumer reportable segment. Within each reportable segment, we aggregate several operating segments that consist of individual groups of companies and product lines, which generally address common markets, share similar economic characteristics, utilize similar technologies and can share manufacturing or distribution capabilities. Our seven operating segments represent components of our business for which separate financial information is available that is utilized on a regular basis by our chief executive officer in determining how to allocate the assets of the company and evaluate performance. These seven operating segments are each managed by an operating segment manager who is responsible for the day-to-day operating decisions and performance evaluation of the operating segment’s underlying businesses. We evaluate the profit performance of our segments primarily based on income before income taxes, but also look to earnings (loss) before interest and taxes (“EBIT”) as a performance evaluation measure because interest expense is essentially related to corporate acquisitions, as opposed to segment operations.

Our industrial reportable segment’s products are sold throughout North America and also account for the majority of our international sales. Our industrial product lines are sold directly to contractors, distributors and end-users, such as industrial manufacturing facilities, public institutions and other commercial customers. This reportable segment comprises four separate operating segments — Tremco Group, Tremco illbruck Group, Performance Coatings Group and RPM2-Industrial Group. Products and services within this reportable segment include construction chemicals; roofing systems; weatherproofing and other sealants; polymer flooring; edible coatings and specialty glazes for pharmaceutical, cosmetic and food industries; and other specialty chemicals.

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

RPM International Inc. and Subsidiaries     29

The following table reflects the results of our reportable segments consistent with our management philosophy, and represents the information we utilize, in conjunction with various strategic, operational and other financial performance criteria, in evaluating the performance of our portfolio of product lines.

SEGMENT INFORMATION

(In thousands)

Year Ended May 31,	2014	2013	2012
Net Sales
Industrial	$2,769,657	$2,635,976	$2,535,238
Consumer	1,606,696	1,442,679	1,242,178
Total	$4,376,353	$4,078,655	$3,777,416
Income Before Income Taxes(a)
Industrial Segment
Income Before Income Taxes(a)	$295,751	$164,578	$278,676
Interest (Expense), Net(b)	(10,227)	(10,318)	(3,770)
EBIT(c)	$305,978	$174,896	$282,446
Consumer Segment
Income Before Income Taxes(a)	$251,229	$190,611	$160,099
Interest Income (Expense), Net(b)	122	(10)	18
EBIT(c)	$251,107	$190,621	$160,081
Corporate/Other
(Expense) Before Income Taxes(a)	$(122,493)	$(178,298)	$(110,486)
Interest (Expense), Net(b)	(55,131)	(63,340)	(64,107)
EBIT(c)	$(67,362)	$(114,958)	$(46,379)
Consolidated
Income Before Income Taxes(a)	$424,487	$176,891	$328,289
Interest (Expense), Net(b)	(65,236)	(73,668)	(67,859)
EBIT(c)	$489,723	$250,559	$396,148

(a)	The presentation includes a reconciliation of Income (Loss) Before Income Taxes, a measure defined by Generally Accepted Accounting Principles (“GAAP”) in the U.S., to EBIT.

(b)	Interest (expense), net includes the combination of interest expense and investment expense (income), net.

(c)	EBIT is defined as earnings (loss) before interest and taxes. We evaluate the profit performance of our segments based on income before income taxes, but also look to EBIT as a performance evaluation measure because interest expense is essentially related to corporate acquisitions, as opposed to segment operations. For that reason, we believe EBIT is also useful to investors as a metric in their investment decisions. EBIT should not be considered an alternative to, or more meaningful than, operating income as determined in accordance with GAAP, since EBIT omits the impact of interest and taxes in determining operating performance, which represent items necessary to our continued operations, given our level of indebtedness and ongoing tax obligations. Nonetheless, EBIT is a key measure expected by and useful to our fixed income investors, rating agencies and the banking community, all of whom believe, and we concur, that this measure is critical to the capital markets’ analysis of our segments’ core operating performance. We also evaluate EBIT because it is clear that movements in EBIT impact our ability to attract financing. Our underwriters and bankers consistently require inclusion of this measure in offering memoranda in conjunction with any debt underwriting or bank financing. EBIT may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results.

30    RPM International Inc. and Subsidiaries

RESULTS OF OPERATIONS

Fiscal 2014 Compared with Fiscal 2013

Net Sales Consolidated net sales increased 7.3% to $4,376.4 million for the year ended May 31, 2014, due to organic growth of 5.3%, including unfavorable foreign exchange translation of 0.7%, and acquisition growth of 2.0%. Industrial segment net sales for the current year were up 5.1% to $2,769.7 million due to organic growth of 4.6%, including unfavorable foreign exchange translation of 0.9%, and acquisition growth of 0.5%. Contributing to the year-over-year growth in net sales in the industrial segment was improved performance by most of its European businesses. The consumer segment generated net sales of $1,606.7 million, an increase of 11.4% in net sales over the prior year, which resulted from growth in organic sales of 6.4%, including unfavorable foreign exchange translation of 0.4%, and acquisition growth of 5.0%.

Gross Profit Margin Our consolidated gross profit margin improved to 42.9% of net sales for fiscal 2014 versus 41.7% of net sales for fiscal 2013, reflecting increases in selling prices and more steady raw material costs during fiscal 2014 versus last year. Also reflected in the current-year improvement is the impact of restructuring activities initiated during fiscal 2013, as well as supply chain initiatives and accretive acquisitions completed during the last 12 months. The gross profit margin for fiscal 2013 was negatively impacted by one-time charges taken by the industrial segment’s roofing division for revised cost estimates in conjunction with unprofitable contracts outside of North America. Also, during fiscal 2013, we incurred a loss on inventory determined to be obsolete in connection with the restructuring plan established by our Rust-Oleum operating segment, which had an unfavorable impact on our fiscal 2013 consolidated gross profit margin of approximately 10 basis points (“bps”).

Selling, General and Administrative Expenses (“SG&A”) Our consolidated SG&A decreased to 31.8% of net sales for fiscal 2014 compared with 32.1% of net sales for fiscal 2013. During fiscal 2013, our industrial segment recorded $9.0 million of bad debt expense related to its $15.0 million loan to Kemrock, and $5.6 million in roofing exit costs related to a loss contract outside North America. Excluding those charges, the prior-year SG&A margin as a percent of sales would have been 31.7%. The current-period SG&A reflects the impact of higher employee compensation-related expense, distribution expense, advertising expense and unfavorable transactional foreign exchange expense resulting from certain international currencies that weakened versus the U.S dollar. Offsetting those higher expenses were tighter controls over discretionary spending. Additionally, warranty expense for fiscal 2014 increased by $10.3 million versus fiscal 2013, mainly in our waterproofing and industrial coatings product lines, but also more recently in certain consumer segment product lines versus historical averages due to product mix. It is typical that warranty expense will fluctuate from period to period.

Our industrial segment SG&A was approximately $29.2 million higher during fiscal 2014 versus fiscal 2013, but lower as a percentage of net sales. Reflected in SG&A during fiscal 2013 is the unfavorable impact of the $9.0 million bad debt write down on our loan to Kemrock and the industrial segment’s roofing division expenses totaling $5.6 million related to a loss contract outside North America. Excluding those charges, SG&A as a percentage of sales would have been flat year over year. The industrial segment SG&A for fiscal 2014 reflects the impact of higher employee compensation expense, distribution expense, warranty expense and legal settlement expense, as well as unfavorable transactional foreign exchange expense versus the comparable prior-year period.

Our consumer segment SG&A was approximately $48.1 million higher during fiscal 2014 versus fiscal 2013, and higher as a percentage of net sales during fiscal 2014 as compared with the same period a year ago, primarily reflecting the impact of higher employee compensation expense, distribution expense, advertising expense, professional services expense and warranty expense versus the comparable prior-year period.

SG&A expenses in our corporate/other category increased by $3.6 million during fiscal 2014 to $67.4 million from $63.8 million during fiscal 2013. The increase in SG&A expense reflects the combination of higher professional expense and unfavorable transactional foreign exchange expense.

We recorded total net periodic pension and postretirement benefit costs of $46.8 million and $52.1 million during fiscal 2014 and fiscal 2013, respectively. The $5.3 million decrease in pension and postretirement expense was primarily the result of $4.2 million of additional net actuarial gains recorded during fiscal 2014 versus fiscal 2013, a favorable impact of $4.0 million due to larger returns on higher plan asset levels and $0.2 million of lower curtailment losses during fiscal 2014 versus fiscal 2013. Higher service and interest cost of $3.1 million during fiscal 2014 versus fiscal 2013 slightly offset those gains. We expect that pension expense will fluctuate on a year-to-year basis, depending primarily upon the investment performance of plan assets and potential changes in interest rates, but such changes are not expected to be material to our consolidated financial results. A decrease of 1% in the discount rate or the expected return on plan assets assumptions would result in $9.5 million and $4.0 million higher expense, respectively. The assumptions and estimates used to determine the discount rate and expected return on plan assets are more fully described in Note M, “Pension Plans,” and Note N, “Postretirement Benefits,” to our Consolidated Financial Statements. Further discussion and analysis of the sensitivity surrounding our most critical assumptions under our pension and postretirement plans is discussed on pages 28-29 of this report under, “Critical Accounting Policies and Estimates — Pension and Postretirement Plans.”

Loss Contingency As previously disclosed, we recorded a $65.1 million accrual during the year ended May 31, 2013, associated with settlement discussions with the U.S. Department of Justice (the “DOJ”) and the U.S. General Services Administration (the “GSA”) Office of Inspector General aimed at resolving an existing investigation. That investigation involved our compliance with certain pricing terms and conditions of GSA Multiple Award Schedule contracts under which the roofing division of our Tremco Group sold products and services to the federal government. A substantial majority of the transactions as to which potential compliance issues were raised took place during the period from 2002 to 2008. In August 2013, we entered into a final agreement with the DOJ and the GSA Office of Inspector General regarding this matter. During the year ended May 31, 2014, we paid the GSA Office of Inspector General $61.9 million and made other payments for miscellaneous legal expenses for approximately $1.1 million. We expect to pay approximately $2.1 million more in legal fees and other related costs arising out of this investigation.

Restructuring Expense During fiscal 2013, we incurred restructuring expense of $20.1 million, all of which related to severance and facility costs incurred in connection with the plans initiated during the fourth quarter of fiscal 2013. Of this amount, approximately $4.5 million was for severance related to our industrial reportable segment. The remaining $15.6 million related to our consumer reportable segment, of which approximately $8.2 million related to severance expense, and approximately $7.4 million related to facility costs. No additional

RPM International Inc. and Subsidiaries     31

expenses were incurred during fiscal 2014 in relation to these plans. While these activities have been finalized, approximately $2.5 million of payments remain, which are mostly relating to severance. We anticipate that the remaining balance will be paid out generally by the third quarter of fiscal 2015. For more information on our restructuring charges, see Note B to the Consolidated Financial Statements, which is incorporated herein by reference.

Interest Expense Interest expense was $80.9 million for fiscal 2014 versus $79.8 million for fiscal 2013. Higher average borrowings, related to recent acquisitions, increased interest expense during fiscal 2014 by approximately $2.5 million versus fiscal 2013. Excluding acquisition-related borrowings, lower average borrowings year over year decreased interest expense by approximately $0.9 million. Lower interest rates, which averaged 5.06% overall for fiscal 2014 compared with 5.19% for fiscal 2013, decreased interest expense by approximately $0.5 million during fiscal 2014 versus fiscal 2013.

Investment (Income), Net Net investment income of $15.7 million during fiscal 2014 compares to net investment income of $6.2 million during fiscal 2013. Dividend and interest income totaled $8.5 million during fiscal 2014 versus $8.8 million of income during fiscal 2013. Net realized gains on the sales of investments resulted in a net gain of $7.4 million during fiscal 2014 versus a net gain of $11.7 million for fiscal 2013. Impairments recognized on securities that management has determined are other-than-temporary declines in value approximated $0.2 million for fiscal 2014, versus impairments of $14.3 million for fiscal 2013. Included in the fiscal 2013 other-than-temporary impairments is the $13.7 million loss incurred on our investment in Kemrock convertible debt. Refer to Note D of our Notes to Consolidated Financial Statements for additional information.

Other (Income) Expense, Net Other income of $4.0 million for fiscal 2014 compared with other expense of $57.7 million for the same period a year ago. The prior-period result reflects $55.9 million of impairment losses stemming from our various investments in Kemrock. As previously disclosed, as the economy and financial markets in India declined a year ago, we wrote down a portion of our equity investment in Kemrock and also the value of the conversion option feature of our investment in Kemrock’s convertible bonds. More detailed information is included in A. Also during fiscal 2013, we repositioned certain industrial segment operations in Brazil, which resulted in a substantial liquidation of certain of our Brazilian subsidiaries and a net loss of $6.1 million.

Other items reflected in this balance include net royalty income of approximately $1.2 million and $2.1 million for fiscal 2014 and fiscal 2013, respectively. Lastly, included in this balance is our equity in earnings of unconsolidated affiliates totaling approximately $2.8 million and $2.2 million for fiscal 2014 and 2013, respectively.

Income Before Income Taxes (“IBT”) Our consolidated pretax income for fiscal 2014 of $424.5 million compares with pretax income of $176.9 million for fiscal 2013, resulting in a pretax profit margin on net sales of 9.7% for fiscal 2014 versus a pretax profit margin on net sales of 4.3% a year ago. As discussed above, the prior-period results reflect the impact of the impairment losses relating to our various investments in Kemrock, combined with the losses on contracts outside of North America in our roofing division and related exit costs and the loss relating to the repositioning of certain operations in Brazil. Lastly, the prior-year period reflects the impact of the adjustment for a $65.1 million accrual associated with the DOJ and GSA investigation. Adjusting for those items, consolidated pretax income for fiscal 2013 would have been $361.7 million, or an adjusted 8.9% margin on sales.

Our industrial segment had IBT of $295.8 million, for a profit margin on net sales of 10.7% for fiscal 2014, versus IBT of $164.6 million, for a profit margin on net sales of 6.2%, for fiscal 2013. The decline reflects the impact of the adjustments previously discussed, including a $65.1 million accrual associated with an investigation of the Tremco Group roofing contracts with the GSA and restructuring expense of $4.5 million. Our consumer segment IBT increased to $251.2 million, or 15.6% of net sales for the period, from last year’s IBT of $190.6 million, or 13.2% of net sales. The prior-year consumer segment IBT reflects the impact of the $15.6 million restructuring charge taken during the fourth quarter of fiscal 2013. The increase in IBT as a percent of sales for the consumer segment also resulted from the leverage of this segment’s 11.4% growth in net sales, including the impact of accretive acquisitions during fiscal 2014 versus fiscal 2013.

Income Tax Rate The effective income tax rate was 27.9% for fiscal 2014 compared to an effective income tax rate of 37.9% for fiscal 2013.

For the year ended May 31, 2014, the effective tax rate included variances from the 35% federal statutory rate as a result of lower effective tax rates of certain of our foreign subsidiaries, lower valuation allowances on foreign tax credit carryforwards, the benefit of the domestic manufacturing deduction, a favorable adjustment to the prior-year estimate of non-deductible cost associated with the DOJ and GSA accrual and a benefit related to the recognition of a foreign deferred income tax asset resulting from the merger of certain foreign subsidiaries. The preceding favorable adjustments were partially offset by state and local income tax expense , non-deductible business operating expenses and the impact of recording incremental reserves for uncertain tax positions related to enactment of a Canadian tax law change, Canada Bill C-48, Technical Tax Amendments Act, 2012, which was effective as of June 26, 2013.

For the year ended May 31, 2013, the effective tax rate included variances from the 35% federal statutory rate as a result of lower effective tax rates of certain of our foreign subsidiaries, lower valuation allowances on foreign tax credit carryforwards, the benefit of the domestic manufacturing deduction and benefits related to the company’s strategic decision to reposition certain Brazilian business operations. The preceding favorable adjustments were offset by state and local income tax expense, non-deductible business operating expenses, the tax effect of projected non-deductible costs associated with the DOJ and GSA accrual, and increases in valuation allowances related to losses associated with our investments in Kemrock.

As of May 31, 2014, we have determined, based on the available evidence, that it is uncertain whether we will be able to recognize certain deferred tax assets. Therefore, we intend to maintain the tax valuation allowances for those deferred tax assets until sufficient positive evidence (for example, cumulative positive foreign earnings or additional foreign source income) exists to support their reversal. These valuation allowances relate to U.S. foreign tax credit carryforwards, U.S. capital loss carryforwards, and unrealized losses on securities, certain foreign net operating losses and net foreign deferred tax assets. A portion of the valuation allowance is associated with deferred tax assets recorded in purchase accounting for prior-year acquisitions.

Net Income Net income of $306.0 million for fiscal 2014 compares to net income of $109.9 million for fiscal 2013, reflecting the prior-period one-time charges previously discussed. Excluding those prior-period charges, adjusted net income during fiscal 2013 approximated $256.0 million. Net income as a percentage of net sales of 7.0% for fiscal 2014 compares with an adjusted net margin on sales of 6.3% for fiscal 2013. Net income for fiscal 2014 reflects the leverage of the

32    RPM International Inc. and Subsidiaries

organic growth in net sales of 5.3% versus net sales for fiscal 2013, as well as accretive acquisitions. During fiscal 2014, we had net income from noncontrolling interests of $14.3 million versus $11.3 million during fiscal 2013. Net income attributable to RPM International Inc. stockholders was $291.7 million for fiscal 2014, versus $98.6 million for fiscal 2013.

Diluted earnings per share of common stock for fiscal 2014 of $2.18 compares with $0.74 for fiscal 2013.

FISCAL 2013 COMPARED WITH FISCAL 2012

Net Sales Consolidated sales increased 8.0% to $4,078.7 million due to acquisition growth adding 7.2% and organic growth adding 2.0%, offset by unfavorable foreign exchange translation of 1.2%. Industrial segment sales were up 4.0% year over year to $2,636.0 million due to acquisition growth of 5.8%, offset by unfavorable foreign exchange translation of 1.5% and organic decline of 0.3%. The consumer segment generated 16.1% sales growth to $1,442.7 million due to organic growth of 6.6% and acquisition growth of 10.0%, offset by unfavorable foreign exchange translation of 0.5%.

Gross Profit Margin Our consolidated gross profit margin improved to 41.7% of net sales for fiscal 2013 from 40.8% of net sales for fiscal 2012, reflecting our 8.0% growth in sales and moderating raw material costs during fiscal 2013. Slightly offsetting these favorable impacts was the combination of unfavorable foreign exchange and the current-year unfavorable mix of sales due to the higher growth in our consumer segment. Additionally, the gross profit margin for fiscal 2013 was negatively impacted by approximately 10 bps as a result of onetime charges taken by the roofing division of the Tremco Group. The charges were taken during the first quarter of fiscal 2013 for revised cost estimates in conjunction with unprofitable contracts outside of North America. The contract that led to these losses was the $16 million Mumbai airport roofing project, which led to our recognition of large losses during the first quarter of fiscal 2013, when the cost overruns became estimable. In response to the issues identified with this particular contract, we terminated several individuals in the European roofing business as well as discontinued bidding on general contracting projects in North America that fell below our profit criteria, resulting in additional terminations of North American roofing employees associated with the general contracting business. During fiscal 2013, we incurred a loss on inventory determined to be obsolete in connection with the restructuring plan established by our Rust-Oleum operating segment, which had an unfavorable impact on our fiscal 2013 consolidated gross profit margin of approximately 10 bps.

SG&A Our consolidated SG&A increased to 32.1% of net sales for fiscal 2013 compared with 30.6% of net sales for fiscal 2012. The 150 bps increase in SG&A as a percent of net sales versus the prior year reflects the impact of the $9.0 million bad debt write down recorded during fiscal 2013 in relation to the remaining balance on our original $15.0 million loan to Kemrock, and higher bad debt expense during the year in relation to our trade accounts, as well. Also, the increase in SG&A expense includes the impact of increased employee compensation-related expenses, including pension and postretirement benefit expense, increased intangible amortization and other acquisition expense, higher legal settlement expense, increased advertising expense and outside professional services expense.

Our industrial segment SG&A was approximately $89.2 million higher during fiscal 2013 versus fiscal 2012, and higher as a percentage of net sales, reflecting the unfavorable impact of the $9.0 million bad debt write down on our loan to Kemrock recorded during the first quarter of fiscal 2013. Additionally, the industrial segment’s roofing division recorded $5.6 million in expenses during the first quarter of fiscal 2013 related to a loss contract outside North America and exit costs related to this contract as discussed above under “Gross Profit Margin.” Lastly, the industrial segment results for fiscal 2013 reflect the impact of increased foreign exchange expense, higher legal expense and higher bad debt expense versus fiscal 2012.

Our consumer segment SG&A was approximately $46.9 million higher during fiscal 2013 versus fiscal 2012, and slightly higher as a percentage of net sales during fiscal 2013 as compared with fiscal 2012, primarily reflecting the impact of higher acquisition-related expense, legal and advertising expense during fiscal 2013 versus fiscal 2012.

SG&A expenses in our corporate/other category increased by $17.4 million during fiscal 2013 to $63.8 million from $46.4 million during fiscal 2012. The increase in SG&A expense reflects the combination of higher pension benefit expenses, higher consulting expense, higher legal expense and higher compensation expense.

We recorded total net periodic pension and postretirement benefit costs of $52.1 million and $34.8 million during fiscal 2013 and fiscal 2012, respectively. The $17.3 million increase in pension expense was primarily the result of $9.5 million of additional net actuarial losses incurred during fiscal 2013 versus fiscal 2012 and a $7.3 million increase in service and interest cost during fiscal 2013 versus fiscal 2012. A curtailment loss, combined with a lower expected return on plan assets, had an unfavorable impact on pension expense of approximately $0.5 million for fiscal 2013 versus fiscal 2012. We expect that pension expense will fluctuate on a year-to-year basis, depending primarily upon the investment performance of plan assets and potential changes in interest rates, but such changes are not expected to be material to our consolidated financial results.

Loss Contingency As previously disclosed, we recorded a $65.1 million accrual during the year ended May 31, 2013, associated with settlement discussions with the DOJ and the GSA Office of Inspector General aimed at resolving an existing investigation. That investigation involved our compliance with certain pricing terms and conditions of our GSA Multiple Award Schedule contracts under which the roofing division of our Tremco Group sold products and services to the federal government. A substantial majority of the transactions as to which potential compliance issues were raised took place during the period from 2002 to 2008. In August 2013, we entered into a final agreement with the DOJ and the GSA Office of Inspector General regarding this matter. For more information regarding our loss contingency, see Note P to the Consolidated Financial Statements, which is incorporated herein by reference.

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

Interest Expense Interest expense was $79.8 million for fiscal 2013 versus $72.0 million for fiscal 2012. Higher average borrowings, related to recent acquisitions, increased interest expense during fiscal 2013 by approximately $11.8 million versus fiscal 2012. Excluding acquisition-related borrowings, lower average borrowings year over year decreased interest expense by approximately $0.9 million. Lower interest rates,

RPM International Inc. and Subsidiaries     33

which averaged 5.19% overall for fiscal 2013 compared with 6.16% for fiscal 2012, decreased interest expense by approximately $3.1 million during fiscal 2013 versus fiscal 2012.

Investment Expense (Income), Net Net investment income of $6.2 million during fiscal 2013 compares to net investment income of $4.2 million during fiscal 2012. Dividend and interest income totaled $8.8 million during fiscal 2013 versus $6.7 million of income during fiscal 2012. Net realized gains on the sales of investments resulted in a net gain of $11.7 million during fiscal 2013 versus a net loss of $0.9 million for fiscal 2012. Impairments recognized on securities that management has determined are other-than-temporary declines in value approximated $14.3 million for fiscal 2013, versus impairments of $1.6 million for fiscal 2012. Included in the current-year other-than-temporary impairments is the loss incurred on our investment in Kemrock convertible debt. Refer to Note D of our Notes to Consolidated Financial Statements for additional information.

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

IBT Our consolidated pretax income for fiscal 2013 of $176.9 million compares with pretax income of $328.3 million for fiscal 2012, resulting in a pretax profit margin on net sales of 4.3% for fiscal 2013 versus a pretax profit margin on net sales of 8.7% a year ago.

Our industrial segment had IBT of $164.6 million, for a profit margin on net sales of 6.2% for fiscal 2013 versus IBT of $278.7 million, for a profit margin on net sales of 11.0%, for fiscal 2012. The decline reflects the impact of the adjustment for a $65.1 million accrual associated with an investigation of the Tremco Group roofing contracts with the GSA and restructuring expense of $4.5 million. Our consumer segment IBT increased to $190.6 million, or 13.2% of net sales for fiscal 2013, from fiscal 2012 IBT of $160.1 million, or 12.9% of net sales. The increase in IBT as a percent of sales for the consumer segment resulted primarily from the impact of the 6.1% growth in organic sales combined with the impact of favorable acquisitions during fiscal 2013 versus fiscal 2012.

Income Tax Rate The effective income tax rate was 37.9% for fiscal 2013 compared to an effective income tax rate of 28.8% for fiscal 2012.

For the year ended May 31, 2013 and 2012, respectively, the effective tax rate reflected variances from the 35% federal statutory rate due to lower effective tax rates of certain of our foreign subsidiaries, the favorable impact of certain foreign operations on our U.S. taxes, lower valuation allowances on foreign tax credit carryforwards, the research and development tax credit and the benefit of the domestic manufacturing deduction. Additionally, the effective tax rate for both periods decreased as a result of a reduction in the United Kingdom income tax rate. Further, the effective tax rate for the year ended May 31, 2012 decreased due to net reductions to our reserves for income tax contingencies, including interest thereon. These decreases in the effective tax rate were offset by state and local income taxes, non-deductible business operating expenses and the net impact of valuation allowances associated with certain foreign net operating losses.

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

As of May 31, 2013, we have determined, based on the available evidence, that it is uncertain whether we will be able to recognize certain deferred tax assets. Therefore, we intend to maintain the tax valuation allowances for those deferred tax assets until sufficient positive evidence (for example, cumulative positive foreign earnings or additional foreign source income) exists to support their reversal. These valuation allowances relate to U.S. foreign tax credit carryforwards, U.S. capital loss carryforwards, unrealized losses on securities, certain foreign net operating losses and net foreign deferred tax assets. A portion of the valuation allowance is associated with deferred tax assets recorded in purchase accounting for prior-year acquisitions.

Net Income Net income of $109.9 million for fiscal 2013 compares to net income of $233.8 million for fiscal 2012, or a decline of $123.9 million period over period, principally due to an adjustment for a $65.1 million accrual associated with an investigation of the Tremco Group roofing contracts with the GSA. The decline also reflects approximately $20.1 million in restructuring charges and the losses we recorded on our various investments in Kemrock, totaling $72.8 million after-tax. Our net margin on sales approximated 2.7% and 6.2% for the year ended May 31, 2013 and 2012, respectively. During the year ended May 31, 2013, we had net income from noncontrolling interests of $11.3 million versus $17.9 million during fiscal 2012.

34    RPM International Inc. and Subsidiaries

Net income attributable to RPM International Inc. stockholders was $98.6 million for the year ended May 31, 2013, versus $215.9 million for fiscal 2012, for a margin on net sales of 2.4% and 5.7% for fiscal 2013 and 2012, respectively.

Diluted earnings per share of common stock for fiscal 2013 of $0.74 compares with $1.65 for fiscal 2012.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

Approximately $278.1 million of cash was provided by operating activities during fiscal 2014, compared with $368.5 million during fiscal 2013, resulting in $90.3 million less cash provided during the current period versus the same period a year ago.

The net change in cash from operations includes the change in net income, which increased by $196.1 million during fiscal 2014 versus fiscal 2013. Reflected in net income for the prior-year period are $184.8 million of one-time charges. The non-cash charges included a charge of $65.1 million resulting from our accrual for a loss contingency, a charge of $51.1 million in write downs associated with our various investments in Kemrock, and a charge of approximately $20.1 million in restructuring charges. Other items impacting the net change in cash from operations included items adjusting net income for non-cash expenses and income, which decreased cash flows by approximately $79.7 million more during fiscal 2014 versus fiscal 2013. Changes in working capital accounts and all other accruals, combined with a payment on a contingency, decreased cash flows by $151.3 million and $63.0 million, respectively, during fiscal 2014 versus fiscal 2013.

The change in accounts receivable during fiscal 2014 used cash of $79.1 million versus the $6.9 million of cash used for accounts receivable during fiscal 2013, or approximately $72.2 million more cash used year over year. This resulted from the geographical mix of sales and from the timing of sales and collections on accounts receivable. Days sales outstanding at May 31, 2014 increased to 58.8 days from 57.5 days sales outstanding at May 31, 2013.

Inventory balances used $59.0 million of cash during fiscal 2014, compared with a use of $40.1 million in cash during fiscal 2013, or $18.9 million more cash used year over year. Days of inventory outstanding at May 31, 2014 increased to 77.1 days from 74.2 days of inventory outstanding at May 31, 2013, due primarily to the impact of new products added during the current year.

The current year-to-date change in accounts payable provided $28.6 million less cash during fiscal 2014 compared to fiscal 2013, resulting from a change in the timing of certain payments. Accrued compensation and benefits provided approximately $27.6 million more cash during fiscal 2014 versus fiscal 2013, as there were higher bonus accruals established during the current period related to better operating performance versus last year. Other accruals and prepaids, including those for other short-term and long-term items and changes, used $61.0 million more cash during fiscal 2014 versus fiscal 2013, due to changes in the timing of such payments.

Cash provided from operations, along with the use of available credit lines, as required, remain our primary sources of liquidity.

Investing Activities

Capital expenditures, other than for ordinary repairs and replacements, are made to accommodate our continued growth to achieve production and distribution efficiencies, expand capacity, introduce new technology, improve environmental health and safety capabilities, improve information systems, and enhance our administration capabilities. Capital expenditures of $93.8 million during fiscal 2014 compare with depreciation of $58.5 million. We believe our current production capacity, along with moderate plant modifications or additions will be adequate to meet our immediate needs based on anticipated growth rates. We anticipate that additional shifts at our production facilities, coupled with the capacity added through acquisition activity and our planned increase in future capital spending levels, will enable us to meet increased demand throughout fiscal 2015.

Our captive insurance companies invest their excess cash in marketable securities in the ordinary course of conducting their operations, and this activity will continue. Differences in the amounts related to these activities on a year-over-year basis are primarily attributable to differences in the timing and performance of their investments balanced against amounts required to satisfy claims. At May 31, 2014, the fair value of our investments in marketable securities totaled $142.9 million, of which investments with a fair value of $35.5 million were in an unrealized loss position. At May 31, 2013, the fair value of our investments in marketable securities totaled $113.1 million, of which investments with a fair value of $36.6 million were in an unrealized loss position. The fair value of our portfolio of marketable securities is based on quoted market prices for identical, or similar, instruments in active or non-active markets or model-derived-valuations with observable inputs. We have no marketable securities whose fair value is subject to unobservable inputs. Total pretax unrealized losses recorded in accumulated other comprehensive income at May 31, 2014 and May 31, 2013 were $1.4 million and $1.0 million, respectively.

We regularly review our marketable securities in unrealized loss positions in order to determine whether or not we have the ability and intent to hold these investments. That determination is based upon the severity and duration of the decline, in addition to our evaluation of the cash flow requirements of our businesses. Unrealized losses at May 31, 2014 were generally related to the normal volatility in valuations over the past several months for a portion of our portfolio of investments in marketable securities. The unrealized losses generally relate to investments whose fair values at May 31, 2014 were less than 15% below their original cost or that have been in a loss position for less than six consecutive months. From time to time, we may experience significant volatility in general economic and market conditions. If we were to experience unrealized losses that were to continue for longer periods of time, or arise to more significant levels of unrealized losses within our portfolio of investments in marketable securities in the future, we may recognize additional other-than-temporary impairment losses. Such potential losses could have a material impact on our results of operations in any given reporting period. As such, we continue to closely evaluate the status of our investments and our ability and intent to hold these investments.

As of May 31, 2014, approximately $310.2 million of our consolidated cash and cash equivalents were held at various foreign subsidiaries. At this time, we believe it is possible that we could repatriate approximately $50.0 million of undistributed foreign earnings in the foreseeable future. Accordingly, the estimated tax impact of this potential repatriation has been reflected in our current results. These earnings have been previously subject to U.S. taxation and as such, the estimated net tax impact of such remittance is estimated to be minimal.

Other than as noted above, the funds held at our foreign subsidiaries are considered permanently reinvested to be used, for instance, to expand operations organically or for acquisitions in foreign jurisdictions. Our operations in the U.S. generate sufficient cash flow to satisfy U.S. operating requirements. As such, we do not intend to repatriate any significant amounts of these cash balances to the U.S. in the foreseeable future. Any repatriation of these balances could be subject to U.S. and

RPM International Inc. and Subsidiaries     35

foreign taxes. However, a portion of these remaining foreign earnings have also been previously subject to U.S. taxation and could be repatriated to the U.S. with little or no residual tax impact. We believe that the tax impact of repatriating these previously taxed earnings to the U.S. would not have a material impact on our financial results. Furthermore, any repatriation could be subject to government or other local restrictions or limitations such as local minimum capital reserve requirements or exchange controls, etc.

As previously stated, we intend to permanently reinvest the certain cash and cash equivalents held at our various foreign subsidiaries for foreign expansion and other uses. Due to the uncertainties and complexities involved in the various options for repatriation of foreign cash, including any associated governmental or other local restrictions, it is not practicable to calculate the deferred taxes associated with the remittance of these cash balances.

Financing Activities

As a result of the Specialty Products Holding Corp. (“SPHC”) bankruptcy filing, our access to the cash flows of SPHC and its subsidiaries has been restricted. However, the bankruptcy filing has not resulted in any reductions in our credit ratings by Moody’s Investor Service, Standard & Poor’s or Fitch Ratings. Therefore, we feel this has not adversely impacted our ability to gain access to capital.

Our available liquidity, including our cash and cash equivalents and amounts available under our committed credit facilities, stood at $1.1 billion at May 31, 2014. Our debt-to-capital ratio was 49.4% at May 31, 2014, compared with 53.4% at May 31, 2013.

2.25% Convertible Senior Notes due 2020

On December 9, 2013, we issued $205 million of 2.25% convertible senior notes due 2020 (the “Convertible Notes”). We will pay interest on the Convertible Notes semi-annually on June 15th and December 15th of each year, and began doing so on June 15, 2014. Net proceeds of approximately $200.1 million from the sale were used to refinance $200 million in principal amount of unsecured senior notes due December 15, 2013, which bear interest at 6.25%.

The Convertible Notes will be convertible under certain circumstances and during certain periods at an initial conversion rate of 18.8905 shares of RPM common stock per $1,000 principal amount of notes (representing an initial conversion price of approximately $52.94 per share of common stock), subject to adjustment in certain circumstances. The initial conversion price represents a conversion premium of approximately 37% over the last reported sale price of RPM common stock of $38.64 on December 3, 2013. Prior to June 15, 2020, the Convertible Notes may be converted only upon specified events, and, thereafter, at any time. Upon conversion, the Convertible Notes may be settled, at RPM’s election, in cash, shares of RPM’s common stock, or a combination of cash and shares of RPM’s common stock.

We account for the liability and equity components of the Convertible Notes separately, and in a manner that will reflect our nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. The effective interest rate on the liability component is 3.92%. Contractual interest was $2.2 million in fiscal 2014, and amortization of the debt discount was $1.2 million in fiscal 2014. At May 31, 2014, the remaining period over which the debt discount will be amortized was 6.5 years, the unamortized debt discount was $19.5 million, and the carrying amount of the equity component was $20.7 million.

6.25% Notes due 2013

On December 15, 2013, our $200 million 6.25% senior notes matured. In December 2013, we refinanced this debt with proceeds received from our issuance of $205 million of Convertible Notes.

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

As of May 31, 2014, we were in compliance with all covenants contained in our Credit Facility, including the leverage and interest coverage ratio covenants. At that date, our leverage ratio was 49.6%, while our interest coverage ratio was 7.85 to 1.

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

Accounts Receivable Securitization Program

On May 31, 2011, we entered into Amendment No. 5 to our Receivables Purchase Agreement, dated April 7, 2009. Amendment No. 5 extended the term of our accounts receivable securitization program (the “AR Program”) to May 30, 2014, subject to possible earlier termination upon the occurrence of certain events. Pricing was based on the Alternate Base Rate, a LIBOR market index rate or LIBOR for a specified tranche period plus a margin of 1.0%. This margin would have increased to 1.25% if we had not maintained our public debt rating of at least BB+/Ba1/BB+ from any two of Standard & Poor’s, Moody’s or Fitch. In addition, a monthly unused fee was payable to the purchasers. Amendment No. 5 also modified or eliminated certain of the financial covenants under the AR Program. Under the terms of the amended AR Program, we could not permit our

36    RPM International Inc. and Subsidiaries

consolidated indebtedness calculated on the last day of each fiscal quarter to exceed 60% of the sum of such indebtedness and our consolidated shareholders’ equity on such date. The interest coverage ratio covenant required that we not permit the ratio, calculated at the end of each fiscal quarter for the four fiscal quarters then ended, of EBITDA to interest expense for such period to be less than 3.5 to 1. Finally, the fixed charge coverage ratio covenant under the pre-amended AR Program was eliminated. The financial tests that remained in the AR Program were substantially identical to the financial covenants contained in our Credit Facility.

On May 9, 2014, we replaced our existing $150.0 million AR Program (which immediately prior to such replacement was assigned from Wells Fargo Bank, National Association [as successor to Wachovia Bank, National Association] to PNC Bank, National Association, as administrative agent) with a new, three-year, $200.0 million accounts receivable securitization facility (the “New Facility”). The New Facility was entered into pursuant to (1) a second amended and restated receivables sale agreement, dated as of May 9, 2014 (the “Sale Agreement”), among certain of our subsidiaries (the “Originators”), and RPM Funding Corporation, a special purpose entity (the “SPE”) whose voting interests are wholly owned by us, and (2) an amended and restated receivables purchase agreement, dated as of May 9, 2014 (the “Purchase Agreement”), among the SPE, certain purchasers from time to time party thereto (the “Purchasers”), and PNC Bank, National Association as administrative agent.

Under the Sale Agreement, the Originators may, during the term thereof, sell specified accounts receivable to the SPE, which may in turn, pursuant to the Purchase Agreement, transfer an undivided interest in such accounts receivable to the Purchasers. Once transferred to the SPE, such receivables are owned in their entirety by the SPE and are not available to satisfy claims of our creditors or creditors of the originating subsidiaries until the obligations owing to the participating banks have been paid in full. We indirectly hold a 100% economic interest in the SPE and will, along with our subsidiaries, receive the economic benefit of the New Facility. The transactions contemplated by the New Facility do not constitute a form of off-balance sheet financing, and will be fully reflected in our financial statements.

The maximum availability under the New Facility is $200.0 million. Availability is further subject to changes in the credit ratings of the Originator’s customers, customer concentration levels or certain characteristics of the accounts receivable being transferred and therefore at certain times we may not be able to fully access the $200.0 million of funding available under the New Facility. The interest rate under the Purchase Agreement is based on the Alternate Base Rate, LIBOR Market Index Rate, one-month LIBOR or LIBOR for a specified tranche period, as selected by the SPE, at its option, plus in each case, a margin of 0.70%. In addition, as set forth in an Amended and Restated Fee Letter, dated May 9, 2014 (the “Fee Letter”), the SPE is obligated to pay a monthly unused commitment fee to the Purchasers based on the daily amount of unused commitments under the Agreement which fee ranges from 0.30% to 0.50% based on usage.

The New Facility contains various customary affirmative and negative covenants and also contains customary default and termination provisions, which provide for acceleration of amounts owed under the New Facility upon the occurrence of certain specified events, including, but not limited to, failure by the SPE to pay interest and other amounts due, defaults on certain indebtedness, certain judgments, change in control, certain events negatively affecting the overall credit quality of transferred accounts receivable, bankruptcy and insolvency events, and failure by us to meet financial tests requiring maintenance of an interest coverage ratio, if applicable. If we do not maintain an investment grade public debt rating with at least two specified rating agencies, we must comply with the interest coverage ratio which requires us not to permit the ratio, calculated at the end of each fiscal quarter for the four fiscal quarters then ended, of EBITDA, as defined in the New Facility, for such period to interest expense for such period, to be less than 3.5:1. This financial test, to the extent applicable, is substantively identical to a similar covenant already contained in our revolving credit facility. There were no outstanding borrowings under the New Facility as of May 31, 2014.

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

The following table summarizes our financial obligations and their expected maturities at May 31, 2014 and the effect such obligations are expected to have on our liquidity and cash flow in the periods indicated.

Contractual Obligations

	Total Contractual	Payments Due In
(In thousands)	Payment Stream	2015	2016-17	2018-19	After 2019
Long-term debt obligations	$1,351,627	$5,662	$151,402	$250,920	$943,643
Capital lease obligations	1,545	567	643	238	97
Operating lease obligations	220,319	48,128	67,382	36,626	68,183
Other long-term liabilities(1):
Interest payments on long-term debt obligations	352,344	67,899	122,112	109,425	52,908
Contributions to pension and postretirement plans(2)	370,800	60,300	84,300	88,900	137,300
Total	$2,296,635	$182,556	$425,839	$486,109	$1,202,131

(1)	Excluded from other long-term liabilities are our gross long-term liabilities for unrecognized tax benefits, which totaled $20.2 million at May 31, 2014. Currently, we cannot predict with reasonable reliability the timing of cash settlements to the respective taxing authorities related to these liabilities.

(2)	These amounts represent our estimated cash contributions to be made in the periods indicated for our pension and postretirement plans, assuming no actuarial gains or losses, assumption changes or plan changes occur in any period. The projection results assume the required minimum contribution will be contributed.

RPM International Inc. and Subsidiaries     37

The U.S. dollar fluctuated throughout the year, and was moderately weaker against other major currencies where we conduct operations at the fiscal year end versus the previous year end, causing a favorable change in the accumulated other comprehensive income (loss) (refer to Note J to the Consolidated Financial Statements) component of stockholders’ equity of $9.5 million this year versus an unfavorable change of $15.9 million last year. The change in fiscal 2014 was in addition to favorable (unfavorable) net changes of $(10.1) million, $(0.9) million and $3.9 million related to adjustments required for minimum pension and other postretirement liabilities, unrealized gains on derivatives and unrealized gains on securities, respectively.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet financings, other than the minimum operating lease commitments included in the above Contractual Obligations table and further described in Note L, “Leases,” to the Consolidated Financial Statements. We have no subsidiaries that are not included in our financial statements, nor do we have any interests in, or relationships with, any special purpose entities that are not reflected in our financial statements. At the end of fiscal 2010, we deconsolidated our wholly owned subsidiary, SPHC, and its subsidiaries, from our balance sheet and eliminated the results of SPHC’s operations from our operations beginning on May 31, 2010. We account for our investment in SPHC, which had no value at May 31, 2014 and 2013, under the cost method (refer to Note A[2] to the Consolidated Financial Statements).

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

Interest Rate Risk

Our primary interest rate risk exposure results from our floating rate debt, including various revolving and other lines of credit (refer to Note F, “Borrowings,” to the Consolidated Financial Statements). At May 31, 2014, approximately 0.15% of our debt was subject to floating interest rates.

If interest rates were to increase 100 bps from May 31, 2014 and, assuming no changes in debt from the May 31, 2014 levels, the additional annual interest expense would amount to approximately $2,000 on a pretax basis. A similar increase in interest rates in fiscal 2013 would have resulted in approximately $0.2 million in additional interest expense.

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

If the U.S. dollar were to strengthen, our foreign results of operations would be unfavorably impacted, but the effect is not expected to be material. A 10% change in foreign currency exchange rates would not have resulted in a material impact to net income for the years ended May 31, 2014 and 2013. We do not currently use financial derivative instruments for trading purposes, nor do we engage in foreign currency, commodity or interest rate speculation. However, we occasionally hedge against the risk of certain intercompany balances, third-party debt and interest transactions.

FORWARD-LOOKING STATEMENTS

The foregoing discussion includes forward-looking statements relating to our business. These forward-looking statements, or other statements made by us, are made based on our expectations and beliefs concerning future events impacting us and are subject to uncertainties and factors (including those specified below), which are difficult to predict and, in many instances, are beyond our control. As a result, our actual results could differ materially from those expressed in or implied by any such forward-looking statements. These uncertainties and factors include (a) global markets and general economic conditions, including uncertainties surrounding the volatility in financial markets, the availability of capital and the effect of changes in interest rates, and the viability of banks and other financial institutions; (b) the prices, supply and capacity of raw materials, including assorted pigments, resins, solvents, and other natural gas- and oil-based materials; packaging, including plastic containers; and transportation services, including fuel surcharges; (c) continued growth in demand for our products; (d) legal, environmental and litigation risks inherent in our construction and chemicals businesses and risks related to the adequacy of our insurance coverage for such matters; (e) the effect of changes in interest rates; (f) the effect of fluctuations in currency exchange rates upon our foreign operations; (g) the effect of non-currency risks of investing in and conducting operations in foreign countries, including those relating to domestic and international political, social, economic and regulatory factors; (h) risks and uncertainties associated with our ongoing acquisition and divestiture activities; (i) risks related to the adequacy of our contingent liability reserves; (j) risks and uncertainties associated with the SPHC bankruptcy proceedings; and (k) other risks detailed in our filings with the Securities and Exchange Commission, including the risk factors set forth in our Annual Report on Form 10-K for the year ended May 31, 2014, as the same may be updated from time to time. We do not undertake any obligation to publicly update or revise any forward-looking statements to reflect future events, information or circumstances that arise after the filing date of this document.

38    RPM International Inc. and Subsidiaries

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

May 31,	2014	2013
Assets
Current Assets
Cash and cash equivalents	$332,868	$343,554
Trade accounts receivable (less allowances of $27,641 and $28,904, respectively)	873,946	787,517
Inventories	613,644	548,680
Deferred income taxes	22,281	36,210
Prepaid expenses and other current assets	219,556	169,956
Total current assets	2,062,295	1,885,917
Property, Plant and Equipment, at Cost	1,191,676	1,128,123
Allowance for depreciation and amortization	(658,871)	(635,760)
Property, plant and equipment, net	532,805	492,363
Other Assets
Goodwill	1,147,374	1,113,831
Other intangible assets, net of amortization	459,536	459,613
Deferred income taxes, non-current	7,943	5,676
Other	168,412	163,447
Total other assets	1,783,265	1,742,567
Total Assets	$4,378,365	$4,120,847
Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable	$525,680	$478,185
Current portion of long-term debt	5,662	4,521
Accrued compensation and benefits	173,846	154,844
Accrued loss reserves	27,487	27,591
Other accrued liabilities	204,411	262,889
Total current liabilities	937,086	928,030
Long-Term Liabilities
Long-term debt, less current maturities	1,345,965	1,369,176
Other long-term liabilities	466,659	417,160
Deferred income taxes	50,061	51,548
Total long-term liabilities	1,862,685	1,837,884
Stockholders’ Equity
Preferred stock, par value $0.01; authorized 50,000 shares; none issued
Common stock, par value $0.01; authorized 300,000 shares; issued 138,039 and outstanding 133,273 as of May 2014; issued 136,913 and outstanding 132,596 as of May 2013	1,333	1,326
Paid-in capital	790,102	763,505
Treasury stock, at cost	(85,400)	(72,494)
Accumulated other comprehensive (loss)	(156,882)	(159,253)
Retained earnings	833,691	667,774
Total RPM International Inc. stockholders’ equity	1,382,844	1,200,858
Noncontrolling interest	195,750	154,075
Total Equity	1,578,594	1,354,933
Total Liabilities and Stockholders’ Equity	$4,378,365	$4,120,847

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

RPM International Inc. and Subsidiaries     39

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

Year Ended May 31,	2014	2013	2012
Net Sales	$4,376,353	$4,078,655	$3,777,416
Cost of Sales	2,500,585	2,375,936	2,235,153
Gross Profit	1,875,768	1,702,719	1,542,263
Selling, General and Administrative Expenses	1,390,128	1,309,235	1,155,714
Loss Contingency	-	65,134	-
Restructuring Expense	-	20,072	-
Interest Expense	80,951	79,846	72,045
Investment (Income), Net	(15,715)	(6,178)	(4,186)
Other (Income) Expense, Net	(4,083)	57,719	(9,599)
Income Before Income Taxes	424,487	176,891	328,289
Provision for Income Taxes	118,503	67,040	94,526
Net Income	305,984	109,851	233,763
Less: Net Income Attributable to Noncontrolling Interests	14,324	11,248	17,827
Net Income Attributable to RPM International Inc. Stockholders	$291,660	$98,603	$215,936
Average Number of Shares of Common Stock Outstanding:
Basic	129,438	128,956	128,130
Diluted	132,288	129,801	128,717
Earnings per Share of Common Stock Attributable to RPM International Inc. Stockholders:
Basic	$2.20	$0.75	$1.65
Diluted	$2.18	$0.74	$1.65
Cash Dividends Declared per Share of Common Stock	$0.945	$0.890	$0.855
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (In thousands)
Year Ended May 31,	2014	2013	2012
Net Income	$305,984	$109,851	$233,763
Other Comprehensive Income, Before Tax:
Foreign Currency Translation Adjustments	14,272	(7,963)	(112,668)
Pension and Other Postretirement Benefit Liabilities
Net Loss Arising During the Period	(33,040)	27,514	(138,634)
Prior Service Cost Arising During the Period	1,087
Less: Amortization of Prior Service Cost Included in Net Periodic Pension Cost	200	310	276
Less: Amortization of Net Gain (Loss) and Settlement Recognition	16,086	20,412	10,693
Effect of Exchange Rates on Amounts Included for Pensions	140	529	4,500
Pension and Other Postretirement Benefit Liability Adjustments	(15,527)	48,765	(123,165)
Unrealized Gains on Available-For-Sale Securities
Unrealized Holding Gains During the Period	4,368	7,967	(21,030)
Less: Reclassification Adjustments for Gains Included in Net Income	1,220	(1,953)	1,043
Unrealized Gain (Loss) on Securities	5,588	6,014	(19,987)
Unrealized Gain (Loss) on Derivatives	(1,463)	(15)	(6,590)
Other Comprehensive Income, Before Tax	2,870	46,801	(262,410)
Income Tax Expense Related to Components of Other Comprehensive Income	4,976	(19,470)	50,565
Other Comprehensive Income, After Tax	7,846	27,331	(211,845)
Comprehensive Income	313,830	137,182	21,918
Less: Comprehensive Income Attributable to Noncontrolling Interests	19,799	19,939	(10,052)
Comprehensive Income Attributable to RPM International Inc. Stockholders	$294,031	$117,243	$31,970

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

40    RPM International Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

Year Ended May 31,	2014	2013	2012
Cash Flows From Operating Activities:
Net income	$305,984	$109,851	$233,763
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	58,543	55,715	51,939
Amortization	31,526	30,621	24,084
Impairment on investment in Kemrock		51,092
Loss contingency		65,134
Asset impairment charge		7,416
Other-than-temporary impairments on marketable securities	161	14,279	1,604
Deferred income taxes	6,572	(40,991)	(7,088)
Stock-based compensation expense	23,568	17,145	13,904
Other	(1,833)	(2,190)	(6,590)
Changes in assets and liabilities, net of effect from purchases and sales of businesses:
Decrease (increase) in receivables	(79,080)	(6,853)	(36,791)
Decrease (increase) in inventory	(59,001)	(40,079)	(14,856)
Decrease (increase) in prepaid expenses and other current and long-term assets	(12,586)	2,236	24,897
Increase in accounts payable	42,216	70,803	31,202
(Decrease) increase in accrued compensation and benefits	19,193	(8,399)	11,299
(Decrease) in accrued loss reserves	(146)	(1,847)	(3,489)
Increase in other accrued liabilities	14,855	61,035	(31,998)
(Decrease) in contingent payment	(63,014)
Other	(8,809)	(16,514)	2,992
Cash From Operating Activities	278,149	368,454	294,872
Cash Flows From Investing Activities:
Capital expenditures	(93,792)	(91,367)	(71,615)
Acquisition of businesses, net of cash acquired	(39,248)	(397,425)	(163,414)
Purchase of marketable securities	(83,536)	(106,301)	(69,824)
Proceeds from sales of marketable securities	62,896	106,509	51,415
Proceeds from sales of assets and businesses	2,794	128	2,171
Investment in unconsolidated affiliates			(32,529)
Other	1,175	11,052	16,474
Cash (Used For) Investing Activities	(149,711)	(477,404)	(267,322)
Cash Flows From Financing Activities:
Additions to long-term and short-term debt	208,582	300,902	27,894
Reductions of long-term and short-term debt	(215,105)	(49,376)	(36,128)
Cash dividends	(125,743)	(117,647)	(112,153)
Repurchase of stock	(12,907)	(3,013)	(6,985)
Exercise of stock options	7,930	7,284	9,931
Cash From (Used For) Financing Activities	(137,243)	138,150	(117,441)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(1,881)	(1,614)	(29,152)
Net Change in Cash and Cash Equivalents	(10,686)	27,586	(119,043)
Cash and Cash Equivalents at Beginning of Period	343,554	315,968	435,011
Cash and Cash Equivalents at End of Period	$332,868	$343,554	$315,968
Supplemental Disclosures of Cash Flows Information:
Cash paid during the year for:
Interest	$81,505	$77,869	$70,517
Income taxes	$103,338	$106,043	$96,067
Supplemental Schedule of Non-Cash Investing and Financing Activities:
Debt from business combinations	$-	$1,377	$3,858

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

RPM International Inc. and Subsidiaries     41

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands)

	Common Stock
	Number of Shares	Par/Stated Value	Paid-In Capital
Balance at June 1, 2011	130,580	$1,306	$735,245
Net income	-	-	-
Other comprehensive income	-	-	-
Dividends paid	-	-	-
Other noncontrolling interest activity	-	-	(16,175)
Shares repurchased	(165)	(2)	2
Stock option exercises	577	6	7,311
Stock option compensation	-	-	3,991
Restricted stock award compensation	563	6	12,521
Balance at May 31, 2012	131,555	1,316	742,895
Net income	-	-	-
Other comprehensive income	-	-	-
Dividends paid	-	-	-
Other noncontrolling interest activity	-	-	(3,809)
Stock option exercises	431	4	4,788
Stock option compensation	-	-	1,318
Restricted stock award compensation	610	6	18,313
Balance at May 31, 2013	132,596	1,326	763,505
Net income	-	-	-
Other comprehensive income	-	-	-
Dividends paid	-	-	-
Other noncontrolling interest activity	-	-	(21,876)
Stock option exercises	404	4	3,920
Stock option compensation	-	-	6,894
Restricted stock award compensation	273	3	24,681
Equity component convertible bond	-	-	13,470
Deferred financing convertible bond	-	-	(492)
Balance at May 31, 2014	133,273	$1,333	$790,102

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

42    RPM International Inc. and Subsidiaries

Treasury Stock	Accumulated Other Comprehensive Income/(Loss)	Retained Earnings	Total RPM International Inc. Equity	Non-Controlling Interests	Total Equity
$(62,495)	$6,073	$583,035	$1,263,164	$124,204	$1,387,368
-	-	215,936	215,936	17,827	233,763
-	(183,966)	-	(183,966)	(27,879)	(211,845)
-	-	(112,153)	(112,153)	-	(112,153)
-	-	-	(16,175)	16,175	-
(3,008)	-	-	(3,008)	-	(3,008)
(718)	-	-	6,599	-	6,599
-	-	-	3,991	-	3,991
(3,259)	-	-	9,268	-	9,268
(69,480)	(177,893)	686,818	1,183,656	130,327	1,313,983
-	-	98,603	98,603	11,248	109,851
-	18,640	-	18,640	8,691	27,331
-	-	(117,647)	(117,647)	-	(117,647)
-	-	-	(3,809)	3,809	-
(1,934)	-	-	2,858	-	2,858
-	-	-	1,318	-	1,318
(1,080)	-	-	17,239	-	17,239
(72,494)	(159,253)	667,774	1,200,858	154,075	1,354,933
-	-	291,660	291,660	14,324	305,984
-	2,371	-	2,371	5,475	7,846
-	-	(125,743)	(125,743)	-	(125,743)
-	-	-	(21,876)	21,876	-
(4,386)	-	-	(462)	-	(462)
-	-	-	6,894	-	6,894
(8,520)	-	-	16,164	-	16,164
-	-	-	13,470	-	13,470
-	-	-	(492)	-	(492)
$(85,400)	$(156,882)	$833,691	$1,382,844	$195,750	$1,578,594

RPM International Inc. and Subsidiaries     43

Notes to Consolidated Financial Statements

May 31, 2014, 2013, 2012

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1) Consolidation, Noncontrolling Interests and Basis of Presentation

Our financial statements include all of our majority-owned subsidiaries, except for certain subsidiaries that were deconsolidated on May 31, 2010 (please refer to Note A[2]). We account for our investments in less-than-majority-owned joint ventures, for which we have the ability to exercise significant influence, under the equity method. Effects of transactions between related companies, except for certain subsidiaries that were deconsolidated, are eliminated in consolidation.

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

2) Deconsolidation of Specialty Products Holding Corp. (“SPHC”)

On May 31, 2010, Bondex International, Inc. (“Bondex”) and its parent, SPHC, filed chapter 11 reorganization proceedings in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). SPHC is our wholly owned subsidiary. In accordance with ASC 810, when a subsidiary becomes subject to the control of a government, court, administrator, or regulator, deconsolidation of that subsidiary is generally required. We therefore deconsolidated SPHC and its subsidiaries from our balance sheet as of May 31, 2010, and eliminated the results of SPHC’s operations from our results of operations beginning on that date. We believe we have no responsibility for liabilities of SPHC and Bondex. As a result of the chapter 11 reorganization proceedings, on a prospective basis we will continue to account for our investment in SPHC under the cost method.

We had a net receivable from SPHC at May 31, 2010, that we expect may change before the bankruptcy proceedings have been finalized. The potential change relates to our indemnification of an insurer on appeal bonds pertaining to Bondex’s appeal of two asbestos cases that had been underway prior to the bankruptcy filing, neither of which are material in amount. During our fiscal 2012, one of the appeal bonds was satisfied, and during fiscal 2013, the remaining appeal bond was satisfied. Included in the net amount due from SPHC are receivables and payables, which we concluded we have the right to report as a net amount based on several factors, including the fact that all amounts are determinable, the balances are due to and from our subsidiaries, and we have been given reasonable assurance that netting the applicable receivables and payables would remain legally enforceable. We analyzed our net investment in SPHC as of May 31, 2010, which included a review of our advances to SPHC, an assessment of the collectability of our net receivables due from SPHC, and a computation of the gain to be recorded upon deconsolidation based on the carrying amount of our investment in SPHC. In accordance with GAAP, the gain on deconsolidation related to the carrying amount of net assets of SPHC at May 31, 2010, was calculated in accordance with ASC 810-10-40-5, as follows:

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

As a result of the combined analyses of each of the components of our net investment in SPHC, we recorded a net loss of approximately $7.9 million, which was reflected in Other Expense, Net, during the fourth fiscal quarter of the year ended May 31, 2010. No changes have been made to these amounts through May 31, 2014.

3) Use of Estimates

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management has evaluated subsequent events through the date the Consolidated Financial Statements were filed with the Securities and Exchange Commission (“SEC”).

4) Acquisitions/Divestitures

We account for business combinations using the acquisition method of accounting and, accordingly, the assets and liabilities of the acquired entities are recorded at their estimated fair values at the acquisition date.

During the fiscal year ended May 31, 2014, we completed four acquisitions. Two of the current-year acquisitions report through our consumer reportable segment, which included the following: a producer of specialty primers based in Westlake, Ohio; and a producer and marketer of premium concrete and wood deck floor coatings based in St. Paul, Minnesota. The other two product line acquisitions report through our industrial reportable segment and included the following: a Nova Scotia

44    RPM International Inc. and Subsidiaries

limited company that patented structural fibers used to replace steel fibers, welded wire mesh and conventional reinforcing bars in a wide variety of applications; and a producer of terrazzo tile, cork and rubber/cork floor tiles headquartered in Exton, Pennsylvania.

During the fiscal year ended May 31, 2013, we completed six acquisitions. Two of those acquisitions report through our consumer reportable segment, which included the following: a producer and marketer of innovative and unique exterior wood deck and concrete restoration systems based in Clarkston, Georgia; and a manufacturer of nail care enamels, coatings components and related products for the personal care industry located in Paterson, New Jersey. The remaining product line acquisitions report through our industrial reportable segment, and include our acquisition of a manufacturer of rolled asphalt roofing materials, waterproofing products, chemical admixtures and industrial epoxy flooring systems located in Cacapava, Brazil; and three smaller businesses.

The purchase price for each acquisition has been allocated to the estimated fair values of the assets acquired and liabilities assumed as of the date of acquisition. Final determinations of the purchase price allocation for these acquisitions have been completed, and are aggregated by year of purchase in the following table:

	Fiscal 2014 Acquisitions		Fiscal 2013 Acquisitions
(In thousands)	Weighted-Average Intangible Asset Amortization Life (In Years)	Total	Weighted-Average Intangible Asset Amortization Life (In Years)	Total
Current assets		$10,874		$67,397
Property, plant and equipment		4,234		46,306
Goodwill	N/A	21,296	N/A	260,789
Tradenames - indefinite lives	N/A	2,000	N/A	38,448
Other intangible assets	14	19,462	9	103,593
Other long-term assets		-		8,171
Total Assets Acquired		$57,866		$524,704
Liabilities assumed		(18,361)		(120,372)
Net Assets Acquired		$39,505(1)		$404,332(2)

(1)	Figure includes cash acquired of $0.3 million.

(2)	Figure includes cash acquired of $6.9 million.

Our Consolidated Financial Statements reflect the results of operations of acquired businesses as of their respective dates of acquisition. Pro-forma results of operations for the years ended May 31, 2014 and May 31, 2013 were not materially different from reported results and, consequently, are not presented.

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

7) Property, Plant & Equipment

May 31,	2014	2013
(In thousands)

Land	$50,245	$45,281

Buildings and leasehold improvements	328,269	311,869

Machinery and equipment	813,162	770,973
Total property, plant and equipment, at cost	1,191,676	1,128,123

Less: allowance for depreciation and amortization	658,871	635,760
Property, plant and equipment, net	$532,805	$492,363

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

RPM International Inc. and Subsidiaries     45

Depreciation is computed primarily using the straight-line method over the following ranges of useful lives:

Land improvements	3 to 30 years
Buildings and improvements	3 to 50 years
Machinery and equipment	1 to 30 years

Total depreciation expense for each fiscal period includes the charges to income that result from the amortization of assets recorded under capital leases.

8) Revenue Recognition

Revenues are recognized when realized or realizable, and when earned. In general, this is when title and risk of loss pass to the customer. Further, revenues are realizable when we have persuasive evidence of a sales arrangement, the product has been shipped or the services have been provided to the customer, the sales price is fixed or determinable, and collectability is reasonably assured. We reduce our revenues for estimated customer returns and allowances, certain rebates, sales incentives, and promotions in the same period the related sales are recorded.

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

9) Shipping Costs

Shipping costs paid to third-party shippers for transporting products to customers are included in selling, general and administrative expenses. For the years ended May 31, 2014, 2013 and 2012, shipping costs were $133.0 million, $125.6 million and $112.0 million, respectively.

10) Allowance for Doubtful Accounts Receivable

An allowance for anticipated uncollectible trade receivable amounts is established using a combination of specifically identified accounts to be reserved and a reserve covering trends in collectability. These estimates are based on an analysis of trends in collectability and past experience, but are primarily made up of individual account balances identified as doubtful based on specific facts and conditions. Receivable losses are charged against the allowance when we confirm uncollectability. Actual collections of trade receivables could differ from our estimates due to changes in future economic or industry conditions or specific customer’s financial conditions. For the periods ended May 31, 2014, 2013 and 2012, bad debt expense approximated $7.6 million, $18.8 million and $5.8 million, respectively. Included in bad debt expense during fiscal 2013 is $9.0 million recognized for amounts written off in relation to our loan to Kemrock.

11) Inventories

Inventories are stated at the lower of cost or market, cost being determined on a first-in, first-out (FIFO) basis and market being determined on the basis of replacement cost or net realizable value. Inventory costs include raw materials, labor and manufacturing overhead. We review the net realizable value of our inventory in detail on an on-going basis, with consideration given to various factors, which include our estimated reserves for excess, obsolete, slow moving or distressed inventories. If actual market conditions differ from our projections, and our estimates prove to be inaccurate, write-downs of inventory values and adjustments to cost of sales may be required. Historically, our inventory reserves have approximated actual experience. Inventories were composed of the following major classes:

May 31,	2014	2013
(In thousands)

Raw material and supplies	$213,981	$185,590

Finished goods	399,663	363,090
Total Inventory	$613,644	$548,680

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

We performed the required annual goodwill impairment assessments as of the first day of our fourth fiscal quarter at the reporting unit level. Our reporting units have been identified at the component level, which is the operating segment level or one level below. First, we assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The traditional two-step quantitative process is required only if we conclude that it is more likely than not that a reporting unit’s fair value is less than its carrying amount. However, we have an unconditional option to bypass a qualitative assessment and proceed directly to performing the traditional two-step quantitative analysis. We applied both the qualitative and traditional two-step quantitative processes during our annual goodwill impairment assessment performed during the fourth quarter of fiscal 2014.

The traditional two-step quantitative goodwill impairment assessment involves estimating the fair value of a reporting unit and comparing it with its carrying amount. If the carrying amount of the reporting unit exceeds its fair value, additional steps are followed to determine and recognize, if appropriate, an impairment loss. Calculating the fair value of the reporting units requires our significant use of estimates and assumptions. We estimate the fair values of our reporting units by applying a combination of third-party market-value indicators, when observable market data is available, and discounted future cash flows to each of our reporting unit’s projected EBITDA. In applying this methodology, we rely on a number of factors, including actual and forecasted operating results and market data. As a result of the assessments performed for fiscal 2014, 2013 and 2012, there were no indicators of impairment, including no reporting units that were at risk of failing step one of the traditional two-step quantitative analysis.

46    RPM International Inc. and Subsidiaries

Additionally, we test all indefinite-lived intangible assets for impairment annually. We perform the required annual impairment assessments as of the first day of our fourth fiscal quarter. During fiscal 2013, we adopted new FASB guidance that simplifies how an entity tests indefinite-lived intangible assets for impairment. It provides an option to first assess qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount.

The annual impairment assessment involves estimating the fair value of each indefinite-lived asset and comparing it with its carrying amount. If the carrying amount of the intangible asset exceeds its fair value, we record an impairment loss equal to the difference. Calculating the fair value of the indefinite-lived assets requires our significant use of estimates and assumptions. We estimate the fair values of our intangible assets by applying a relief-from-royalty calculation, which includes discounted future cash flows related to each of our intangible asset’s projected revenues. In applying this methodology, we rely on a number of factors, including actual and forecasted revenues and market data. As a result of the assessments performed for fiscal 2014, 2013 and 2012, there were no indicators of impairment.

Should the future earnings and cash flows at our reporting units decline and/or discount rates increase, future impairment charges to goodwill and other intangible assets may be required.

13) Advertising Costs

Advertising costs are charged to operations when incurred and are included in SG&A expenses. For the years ended May 31, 2014, 2013 and 2012, advertising costs were $49.6 million, $43.2 million and $34.1 million, respectively.

14) Research and Development

Research and development costs are charged to operations when incurred and are included in selling, general and administrative expenses. The amounts charged to expense for the years ended May 31, 2014, 2013 and 2012 were $54.6 million, $49.3 million and $45.4 million, respectively.

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

16) Investment (Income), Net

Investment (income), net, consists of the following components:

Year Ended May 31,	2014	2013	2012
(In thousands)
Interest (income)	$(6,327)	$(6,814)	$(5,031)
Loss (gain) on sale of marketable securities	(7,353)	(11,664)	862
Other-than-temporary impairment on securities	161	14,279	1,604
Dividend (income)	(2,196)	(1,979)	(1,621)
Investment (income), net	$(15,715)	$(6,178)	$(4,186)

17) Other (Income) Expense, Net

Other (income) expense, net, consists of the following components:

Year Ended May 31,	2014	2013	2012
(In thousands)
Royalty (income), net	$(1,195)	$(2,069)	$(1,520)
Loss on Brazil operational repositioning	-	6,087
Loss on Kemrock conversion option	-	9,030
(Income) loss related to unconsolidated equity affiliates	(2,888)	44,671	(8,079)
Other (income) expense, net	$(4,083)	$57,719	$(9,599)

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

During fiscal 2012, we purchased approximately 870,000 additional shares of Kemrock common stock, which increased our ownership to 23% of Kemrock’s outstanding shares. Also during fiscal 2012, we entered into a GDR Purchase Agreement with Kemrock, whereby we purchased from Kemrock 693,072 GDRs of Kemrock for an aggregate purchase price of approximately $7.2 million. We account for our investment in the Kemrock GDRs as common stock equivalents within our total investment in Kemrock. Lastly, during fiscal 2012, we invested $22.7 million in 5.5% convertible bonds issued by Kemrock. The bonds are convertible into ordinary shares or GDRs, each representing one ordinary share of Kemrock stock, and may be converted at any time on or after June 4, 2012 and up to the close of business on June 12, 2017.

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

We account for our equity method investment in Kemrock under ASC 323, “Investments – Equity Method and Joint Ventures.” As outlined in ASC 323-10-35-32, a decline in the quoted market price below the carrying amount, when combined with other evidence of a loss in value, may be indicative of a loss in value that is other than temporary. In consideration of all available evidence to evaluate the realizable value of our equity investment, including a decline in the market price of shares of Kemrock stock, the financial condition and near term prospects of Kemrock, and the overall economic situation in India, we determined that it was appropriate to record an impairment loss during fiscal 2013 of approximately $55.9 million on our equity method investment, which is classified in other (income) expense, net in our Consolidated Statements of Income. We

RPM International Inc. and Subsidiaries     47

also recorded a loss of approximately $13.7 million for the write-down of our investment in Kemrock convertible bonds, which is classified in investment (income) expense, net in our Consolidated Statements of Income.

Our investment in Kemrock had no carrying value at May 31, 2014 or 2013.

Loss on Repositioning of Operations in Brazil

During fiscal 2013, we completed a definitive plan to substantially liquidate our StonCor Brazil subsidiary, a small flooring business in Brazil with sales, income and assets that amounted to significantly less than 1% of our consolidated sales, income and assets in any given year, in order to leverage the substantial sales force, manufacturing facilities, broad distribution network and entrepreneurial management team of our Viapol subsidiary, which was acquired in June 2012. The acquisition of Viapol has given us the critical mass needed to sell construction products in Brazil, including RPM’s existing flooring brands such as Stonhard and Flowcrete. Viapol has the local manufacturing capabilities and technically skilled salespeople required to sell epoxy and polyurethane flooring in Brazil where we previously lacked a significant presence.

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

As of May 31, 2014, it is possible that we could repatriate approximately $50.0 million of undistributed foreign earnings in the foreseeable future. Accordingly, the estimated tax impact, $2.5 million, of this potential repatriation has been reflected in our current results. We have not provided for U.S. income and foreign withholding taxes on the remaining foreign subsidiaries’ undistributed earnings of approximately $1.2 billion because such earnings have been retained and reinvested by the subsidiaries as of May 31, 2014. Accordingly, no provision has been made for U.S. income taxes or foreign withholding taxes, which may become payable if the remaining undistributed earnings of foreign subsidiaries were paid to us as dividends. The additional income taxes and applicable withholding taxes that would result had such earnings actually been repatriated are not practically determinable.

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

20) Other Recent Accounting Pronouncements

In February 2013, the FASB further amended the disclosure requirements for comprehensive income. The update requires companies to disclose items reclassified out of accumulated other comprehensive income and into net income in a single location either in the notes to the consolidated financial statements or parenthetically on the face of the Statements of Operations. The change is effective for fiscal years, and interim periods within those years, beginning after December 15, 2012, and is to be applied prospectively. Our adoption of these provisions on June 1, 2013 did not affect our consolidated results of operations, financial condition or liquidity as it is disclosure-related only.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers,” which establishes a comprehensive revenue recognition standard for virtually all industries in U.S. GAAP. The new standard will apply for annual periods beginning after December 15, 2016, including interim periods therein. Early adoption is prohibited. We have not yet determined the effects, if any, adoption of this update may have on our consolidated financial statements.

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

Fiscal 2013 Plans

In May 2013, we approved a restructuring plan for one of our consumer operating segments designed to eliminate duplicative processes and overhead and to exit certain processes and product lines. This restructuring plan allows management to refocus its attention on faster growing brands within the consumer operating segment. In connection with this plan, we recorded aggregate charges of approximately $15.6 million during the year ended May 31, 2013, of which approximately $8.2 million related to the elimination of 133 positions and approximately $7.4 million resulted from the shutdown of two manufacturing facilities. The facilities have been closed and are awaiting sale. Related severance payments will be paid in full by approximately the third quarter of fiscal 2015. In addition, there were approximately $3.9 million of inventory markdowns, which were reflected in Cost of Sales in our Consolidated Statements of Income during the year ended May 31, 2013.

Additionally, one of our industrial operating businesses adopted a restructuring plan designed to simplify business processes, accelerate innovation and deliver better results for

48    RPM International Inc. and Subsidiaries

customers, employees and stockholders. This plan eliminated approximately 34 positions. Severance payments will be paid out in full generally by the first half of fiscal 2015. In connection with the plan, we recorded aggregate charges of approximately $4.5 million during the year ended May 31, 2013, all of which relates to workforce reductions.

The following table includes the changes in our accrued restructuring balances:

(In thousands)	Employee Severance	Other	Total
Balance at May 31, 2013	$12,656	$397	$13,053
Charge to expense	(243)	-	(243)
Cash payments	(10,688)	(40)	(10,728)
Noncash and foreign exchange impacts	357	24	381
Balance at May 31, 2014	$2,082	$381	$2,463

NOTE C – GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amount of goodwill, by reportable segment, for the years ended May 31, 2014 and 2013, are as follows:

(In thousands)	Industrial Segment	Consumer Segment	Total
Balance as of June 1, 2012	$465,891	$383,455	$849,346
Acquisitions	98,718	162,071	260,789
Translation adjustments	209	3,487	3,696
Balance as of May 31, 2013	564,818	549,013	1,113,831
Acquisitions	3,147	18,149	21,296
Translation adjustments	4,193	8,054	12,247
Balance as of May 31, 2014	$572,158	$575,216	$1,147,374

Total accumulated impairment losses were $14.9 million at May 31, 2014 and 2013, which was recorded during the fiscal year ended May 31, 2009 by our industrial reportable segment.

Other intangible assets consist of the following major classes:

(In thousands)	Amortization Period (In Years)	Gross Carrying Amount	Accumulated Amortization	Net Other Intangible Assets
As of May 31, 2014
Amortized intangible assets
Formulae	3 to 33	$226,200	$124,413	$101,787
Customer-related intangibles	3 to 33	201,968	80,667	121,301
Trademarks/names	3 to 40	33,219	15,435	17,784
Other	2 to 40	57,476	30,329	27,147
Total Amortized Intangibles		518,863	250,844	268,019
Indefinite-lived intangible assets
Trademarks/names		191,517		191,517
Total Other Intangible Assets		$710,380	$250,844	$459,536
As of May 31, 2013
Amortized intangible assets
Formulae	3 to 33	$216,418	$113,315	$103,103
Customer-related intangibles	3 to 33	196,376	66,077	130,299
Trademarks/names	2 to 40	30,223	13,222	17,001
Other	1 to 40	48,817	27,046	21,771
Total Amortized Intangibles		491,834	219,660	272,174
Indefinite-lived intangible assets
Trademarks/names		187,439		187,439
Total Other Intangible Assets		$679,273	$219,660	$459,613

The aggregate intangible asset amortization expense for the fiscal years ended May 31, 2014, 2013 and 2012 was $28.2 million, $27.7 million and $21.4 million, respectively. For the next five fiscal years, we estimate annual intangible asset amortization expense related to our existing intangible assets to approximate the following: 2015 — $26.5 million, 2016 — $25.6 million, 2017 — $25.1 million, 2018 — $24.4 million and 2019 — $23.1 million.

RPM International Inc. and Subsidiaries     49

NOTE D – MARKETABLE SECURITIES

The following tables summarize marketable securities held at May 31, 2014 and May 31, 2013 by asset type:

	Available-For-Sale Securities
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value (Net Carrying Amount)
May 31, 2014
Equity securities:
Stocks - foreign	$984	$669	$(20)	$1,633
Stocks - domestic	31,071	8,965	(132)	39,904
Mutual funds - foreign	30,541	2,799	-	33,340
Mutual funds - domestic	44,242	1,790	(1,109)	44,923
Total equity securities	106,838	14,223	(1,261)	119,800
Fixed maturity:
U.S. treasury and other government	21,156	152	(164)	21,144
Corporate bonds	1,544	212	-	1,756
Foreign bonds	37	3	-	40
Mortgage-backed securities	85	55	-	140
Total fixed maturity securities	22,822	422	(164)	23,080
Total	$129,660	$14,645	$(1,425)	$142,880

	Available-For-Sale Securities
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value (Net Carrying Amount)
May 31, 2013
Equity securities:
Stocks - foreign	$1,090	$244	$-	$1,334
Stocks - domestic	24,492	5,265	(392)	29,365
Mutual funds - foreign	18,328	1,901	(7)	20,222
Mutual funds - domestic	39,184	679	(492)	39,371
Total equity securities	83,094	8,089	(891)	90,292
Fixed maturity:
U.S. treasury and other government	20,528	247	(139)	20,636
Corporate bonds	1,724	244	-	1,968
Foreign bonds	37	4	-	41
Mortgage-backed securities	100	60	(4)	156
Total fixed maturity securities	22,389	555	(143)	22,801
Total	$105,483	$8,644	$(1,034)	$113,093

Marketable securities, included in other current and long-term assets totaling $71.9 million and $71.0 million at May 31, 2014, respectively, and included in other current and long-term assets totaling $49.1 million and $64.0 million at May 31, 2013, respectively, are composed of available-for-sale securities and are reported at fair value. We carry a portion of our marketable securities portfolio in long-term assets since they are generally held for the settlement of our general and product liability insurance claims processed through our wholly owned captive insurance subsidiaries.

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

Gross gains and losses realized on sales of investments were $7.5 million and $0.1 million, respectively, for the year ended May 31, 2014. Gross gains and losses realized on sales of investments were $12.3 million and $0.6 million, respectively, for the year ended May 31, 2013. During fiscal 2014 and 2013, we recognized losses of approximately $0.2 million and $14.3 million, respectively, for securities deemed to have other-than-temporary impairments. Included in the other-than-temporary impairments recorded during fiscal 2013 is the loss recognized for our remaining investment in Kemrock convertible bonds, totaling $13.7 million. These amounts are included in investment (income), net in the Consolidated Statements of Income.

50    RPM International Inc. and Subsidiaries

Summarized below are the securities we held at May 31, 2014 and 2013 that were in an unrealized loss position and that were included in accumulated other comprehensive income, aggregated by the length of time the investments had been in that position:

	May 31, 2014		May 31, 2013
(In thousands)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Total investments with unrealized losses	$35,465	$(1,425)	$36,582	$(1,034)
Unrealized losses with a loss position for less than 12 months	16,611	(845)	36,327	(956)
Unrealized losses with a loss position for more than 12 months	18,854	(580)	255	(78)

We have reviewed all of the securities included in the table above and have concluded that we have the ability and intent to hold these investments until their cost can be recovered, based upon the severity and duration of the decline. Therefore, we did not recognize any other-than-temporary impairment losses on these investments. The unrealized losses generally relate to investments whose fair values at May 31, 2014 were less than 15% below their original cost. From time to time, we may experience significant volatility in general economic and market conditions. If we were to experience unrealized losses that were to continue for longer periods of time, or arise to more significant levels of unrealized losses within our portfolio of investments in marketable securities in the future, we may recognize additional other-than-temporary impairment losses. Such potential losses could have a material impact on our results of operations in any given reporting period. As such, we continue to closely evaluate the status of our investments and our ability and intent to hold these investments.

The net carrying values of debt securities at May 31, 2014, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

(In thousands)	Amortized Cost	Fair Value
Due:
Less than one year	$3,198	$3,214
One year through five years	14,984	15,015
Six years through ten years	3,271	3,304
After ten years	1,369	1,547
	$22,822	$23,080

NOTE E — FAIR VALUE MEASUREMENTS

Financial instruments recorded on the balance sheet include cash and cash equivalents, trade accounts receivable, marketable securities, notes and accounts payable, and debt.

An allowance for anticipated uncollectible trade receivable amounts is established using a combination of specifically identified accounts to be reserved, and a reserve covering trends in collectability. These estimates are based on an analysis of trends in collectability and past experience, but are primarily made up of individual account balances identified as doubtful based on specific facts and conditions. Receivable losses are charged against the allowance when we confirm uncollectability.

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

(In thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at May 31, 2014
U.S. Treasury and other government	$-	$21,144	$-	$21,144
Foreign bonds		40		40
Mortgage-backed securities		140		140
Corporate bonds		1,756		1,756
Stocks - foreign	1,633			1,633
Stocks - domestic	39,904			39,904
Mutual funds - foreign		33,340		33,340
Mutual funds - domestic		44,923		44,923
Foreign currency forward contract		2,582		2,582
Cross-currency swap		(19,550)		(19,550)
Contingent consideration			(81,296)	(81,296)
Total	$41,537	$84,375	$(81,296)	$44,616

RPM International Inc. and Subsidiaries     51

(In thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at May 31, 2013
U.S. Treasury and other government	$-	$20,636	$-	$20,636
Foreign bonds		41		41
Mortgage-backed securities		156		156
Corporate bonds		1,968		1,968
Stocks - foreign	1,334			1,334
Stocks - domestic	29,365			29,365
Mutual funds - foreign		20,222		20,222
Mutual funds - domestic		39,371		39,371
Foreign currency forward contract		(4,751)		(4,751)
Cross-currency swap		(10,048)		(10,048)
Contingent consideration			(69,020)	(69,020)
Total	$30,699	$67,595	$(69,020)	$29,274

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

Our cross-currency swap is a liability that has a fair value of $19.6 million at May 31, 2014, which was originally designed to fix our interest and principal payments in euros for the life of our unsecured 6.70% senior notes due November 1, 2015, which resulted in an effective euro fixed-rate borrowing of 5.31%. The basis for determining the rates for this swap included three legs at the inception of the agreement: the U.S. dollar (USD) fixed rate to a USD floating rate; the euro floating to euro fixed rate; and the dollar to euro basis fixed rate at inception. Therefore, we essentially exchanged fixed payments denominated in USD for fixed payments denominated in euros, paying fixed euros at 5.31% and receiving fixed USD at 6.70%. The ultimate payments are based on the notional principal amounts of $150 million and approximately 125 million euros. There will be an exchange of the notional amounts at maturity. The rates included in this swap are based upon observable market data, but are not quoted market prices, and therefore, the cross-currency swap is considered a Level 2 liability on the fair value hierarchy. Additionally, this cross-currency swap has been designated as a hedging instrument, and is classified as other long-term liabilities in our Consolidated Balance Sheets.

At May 31, 2014, we had a foreign currency forward contract with a fair value of approximately $2.6 million, which is classified in other current assets in our Consolidated Balance Sheets. At May 31, 2013, we had a foreign currency forward contract with a fair value of approximately $4.8 million, which is classified in other accrued liabilities in our Consolidated Balance Sheets. Our foreign currency forward contract, which has not been designated as a hedge, was designed to reduce our exposure to the changes in the cash flows of intercompany foreign-currency-denominated loans related to changes in foreign currency exchange rates by fixing the functional currency cash flows. The foreign exchange rates included in the forward contract are based upon observable market data, but are not quoted market prices, and therefore, the forward currency forward contract is considered a Level 2 liability on the fair value hierarchy.

The contingent consideration represents the estimated fair value of the additional variable cash consideration payable in connection with recent acquisitions that is contingent upon the achievement of certain performance milestones. We estimated the fair value using expected future cash flows over the period in which the obligation is expected to be settled, and applied a discount rate that appropriately captures a market participant’s view of the risk associated with the obligation, which are considered to be Level 3 inputs. During the fiscal year ended May 31, 2014, current-year acquisitions resulted in an increase of approximately $17.3 million, and we paid approximately $5.0 million for settlements of contingent obligations established in the prior-year period.

The carrying value of our current financial instruments, which include cash and cash equivalents, marketable securities, trade accounts receivable, accounts payable and short-term debt approximates fair value because of the short-term maturity of these financial instruments. At May 31, 2014 and May 31, 2013, the fair value of our long-term debt was estimated using active market quotes, based on our current incremental borrowing rates for similar types of borrowing arrangements, which are considered to be Level 2 inputs. Based on the analysis performed, the fair value and the carrying value of our financial instruments and long-term debt as of May 31, 2014 and May 31, 2013 are as follows:

	At May 31, 2014
(In thousands)	Carrying Value	Fair Value
Cash and cash equivalents	$332,868	$332,868
Marketable equity securities	119,800	119,800
Marketable debt securities	23,080	23,080
Long-term debt, including current portion	1,351,627	1,516,062

	At May 31, 2013
(In thousands)	Carrying Value	Fair Value
Cash and cash equivalents	$343,554	$343,554
Marketable equity securities	90,292	90,292
Marketable debt securities	22,801	22,801
Long-term debt, including current portion	1,373,697	1,501,850

52    RPM International Inc. and Subsidiaries

NOTE F — BORROWINGS

A description of long-term debt follows:

May 31,	2014	2013
(In thousands)
Unsecured 6.25% senior notes due December 15, 2013	$-	$200,000
Unsecured 6.70% senior notes due November 1, 2015(1)	150,000	150,000
Unsecured 6.50% senior notes due February 14, 2018(2)	248,627	248,259
Unsecured 6.125% senior note due October 15, 2019(3)	458,163	459,457
Unsecured $205,000 face value at maturity 2.25% senior convertible notes due December 15, 2020	185,474	-
Unsecured 3.45% senior notes due November 15, 2022	300,000	300,000
Revolving credit agreement for $600,000 with a syndicate of banks, through June 29, 2017(4)	2,090	7,701
Other obligations, including capital leases and unsecured notes payable at various rates of interest due in installments through 2017	7,273	8,280
	1,351,627	1,373,697
Less: current portion	5,662	4,521
Total Long-Term Debt, Less Current Maturities	$1,345,965	$1,369,176

(1)	We entered into a cross-currency swap, which fixed the interest and principal payments in euros, resulting in an effective fixed-rate borrowing of 5.31%.

(2)	The $250.0 million aggregate principal amount of the notes due 2018 is adjusted for the amortization of the original issue discount, which approximated $1.4 million and $1.7 million at May 31, 2014 and 2013, respectively. The original issue discount effectively reduced the ultimate proceeds from the financing. The effective interest rate on the notes, including the amortization of the discount, is 6.704% for both years presented.

(3)	Includes the combination of the October 2009 initial issuance of $300.0 million aggregate principal amount and the May 2011 issuance of an additional $150.0 million aggregate principal amount of these notes. The $300.0 million aggregate principal amount of the notes due 2019 from the initial issuance is adjusted for the amortization of the original issue discount, which approximated $0.2 million at May 31, 2014 and 2013. The original issue discount effectively reduced the ultimate proceeds from the October 2009 financing. The effective interest rate on the notes issued in October 2009, including the amortization of the discount, is 6.139%. The additional $150.0 million aggregate principal amount of the notes due 2019 issued in May 2011 is adjusted for the unamortized premium received at issuance, which approximated $8.3 million and $9.7 million at May 31, 2014 and 2013, respectively. The premium effectively increased the proceeds from the financing. The effective interest rate on the $150.0 million notes issued in May 2011 is 4.934%.

(4)	Interest was tied to AUD LIBOR at May 31, 2014, and averaged 3.96% for AUD denominated debt. Interest was tied to AUD LIBOR at May 31, 2013, and averaged 4.16% for AUD denominated debt.

The aggregate maturities of long-term debt for the five years subsequent to May 31, 2014 are as follows: 2015 — $5.7 million; 2016 — $151.0 million; 2017 — $0.4 million; 2018 — $0.2 million; 2019 — $250.7 million and thereafter $943.6 million. Additionally, at May 31, 2014, we had unused lines of credit totaling $797.8 million.

Our available liquidity, including our cash and cash equivalents and amounts available under our committed credit facilities, stood at $1.1 billion at May 31, 2014. Our debt-to-capital ratio was 49.4% at May 31, 2014, compared with 53.4% at May 31, 2013.

2.25% Convertible Senior Notes due 2020

On December 9, 2013, we issued $205 million of 2.25% convertible senior notes due 2020 (the “Convertible Notes”). We will pay interest on the Convertible Notes semi-annually on June 15th and December 15th of each year, and began doing so on June 15, 2014. Net proceeds of approximately $200.1 million from the sale were used to refinance $200 million in principal amount of unsecured senior notes due December 15, 2013, which bear interest at 6.25%.

The Convertible Notes will be convertible under certain circumstances and during certain periods at an initial conversion rate of 18.8905 shares of RPM common stock per $1,000 principal amount of notes (representing an initial conversion price of approximately $52.94 per share of common stock), subject to adjustment in certain circumstances. The initial conversion price represents a conversion premium of approximately 37% over the last reported sale price of RPM common stock of $38.64 on December 3, 2013. Prior to June 15, 2020, the Convertible Notes may be converted only upon specified events, and, thereafter, at any time. Upon conversion, the Convertible Notes may be settled, at RPM’s election, in cash, shares of RPM’s common stock, or a combination of cash and shares of RPM’s common stock.

We account for the liability and equity components of the Convertible Notes separately, and in a manner that will reflect our nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. The effective interest rate on the liability component is 3.92%. Contractual interest was $2.2 million in fiscal 2014, and amortization of the debt discount was $1.2 million in fiscal 2014. At May 31, 2014, the remaining period over which the debt discount will be amortized was 6.5 years, the unamortized debt discount was $19.5 million, and the carrying amount of the equity component was $20.7 million.

6.25% Notes due 2013

On December 15, 2013, our $200 million 6.25% senior notes matured. In December 2013, we refinanced this debt with proceeds received from our issuance of $205 million of Convertible Notes.

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

RPM International Inc. and Subsidiaries     53

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

As of May 31, 2014, we were in compliance with all covenants contained in our Credit Facility, including the leverage and interest coverage ratio covenants. At that date, our leverage ratio was 49.6%, while our interest coverage ratio was 7.85 to 1.

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

Accounts Receivable Securitization Program

On May 31, 2011, we entered into Amendment No. 5 to our Receivables Purchase Agreement, dated April 7, 2009. Amendment No. 5 extended the term of our accounts receivable securitization program (the “AR Program”) to May 30, 2014, subject to possible earlier termination upon the occurrence of certain events. Pricing was based on the Alternate Base Rate, a LIBOR market index rate or LIBOR for a specified tranche period plus a margin of 1.0%. This margin would have increased to 1.25% if we had not maintained our public debt rating of at least BB+/Ba1/BB+ from any two of Standard & Poor’s, Moody’s or Fitch. In addition, a monthly unused fee was payable to the purchasers. Amendment No. 5 also modified or eliminated certain of the financial covenants under the AR Program. Under the terms of the amended AR Program, we could not permit our consolidated indebtedness calculated on the last day of each fiscal quarter to exceed 60% of the sum of such indebtedness and our consolidated shareholders’ equity on such date. The interest coverage ratio covenant required that we not permit the ratio, calculated at the end of each fiscal quarter for the four fiscal quarters then ended, of EBITDA to interest expense for such period to be less than 3.5 to 1. Finally, the fixed charge coverage ratio covenant under the pre-amended AR Program was eliminated. The financial tests that remained in the AR Program were substantially identical to the financial covenants contained in our Credit Facility.

On May 9, 2014, we replaced our existing $150.0 million AR Program (which immediately prior to such replacement was assigned from Wells Fargo Bank, National Association [as successor to Wachovia Bank, National Association] to PNC Bank, National Association, as administrative agent) with a new, three-year, $200.0 million accounts receivable securitization facility (the “New Facility”). The New Facility was entered into pursuant to (1) a second amended and restated receivables sale agreement, dated as of May 9, 2014 (the “Sale Agreement”), among certain of our subsidiaries (the “Originators”), and RPM Funding Corporation, a special purpose entity (the “SPE”) whose voting interests are wholly owned by us, and (2) an amended and restated receivables purchase agreement, dated as of May 9, 2014 (the “Purchase Agreement”), among the SPE, certain purchasers from time to time party thereto (the “Purchasers”), and PNC Bank, National Association as administrative agent.

Under the Sale Agreement, the Originators may, during the term thereof, sell specified accounts receivable to the SPE, which may in turn, pursuant to the Purchase Agreement, transfer an undivided interest in such accounts receivable to the Purchasers. Once transferred to the SPE, such receivables are owned in their entirety by the SPE and are not available to satisfy claims of our creditors or creditors of the originating subsidiaries until the obligations owing to the participating banks have been paid in full. We indirectly hold a 100% economic interest in the SPE and will, along with our subsidiaries, receive the economic benefit of the New Facility. The transactions contemplated by the New Facility do not constitute a form of off-balance sheet financing, and will be fully reflected in our financial statements.

The maximum availability under the New Facility is $200.0 million. Availability is further subject to changes in the credit ratings of the Originator’s customers, customer concentration levels or certain characteristics of the accounts receivable being transferred and therefore at certain times we may not be able to fully access the $200.0 million of funding available under the New Facility. The interest rate under the Purchase Agreement is based on the Alternate Base Rate, LIBOR Market Index Rate, one-month LIBOR or LIBOR for a specified tranche period, as selected by the SPE, at its option, plus in each case, a margin of 0.70%. In addition, as set forth in an Amended and Restated Fee Letter, dated May 9, 2014 (the “Fee Letter”), the SPE is obligated to pay a monthly unused commitment fee to the Purchasers based on the daily amount of unused commitments under the Agreement which fee ranges from 0.30% to 0.50% based on usage.

The New Facility contains various customary affirmative and negative covenants and also contains customary default and termination provisions, which provide for acceleration of amounts owed under the New Facility upon the occurrence of certain specified events, including, but not limited to, failure by the SPE to pay interest and other amounts due, defaults on certain indebtedness, certain judgments, change in control, certain events negatively affecting the overall credit quality of transferred accounts receivable, bankruptcy and insolvency events, and failure by us to meet financial tests requiring maintenance of an interest coverage ratio, if applicable. If we do not maintain an investment grade public debt rating with at least two specified rating agencies, we must comply with the interest coverage ratio which requires us not to permit the ratio, calculated at the end of each fiscal quarter for the four fiscal quarters then ended, of EBITDA, as defined in the New Facility, for such period to interest expense for such period, to be less than 3.5:1. This financial test, to the extent applicable, is substantively identical to a similar covenant already contained in our revolving credit facility. There were no outstanding borrowings under the New Facility as of May 31, 2014.

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

54    RPM International Inc. and Subsidiaries

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

Year Ended May 31,	2014	2013	2012
(In thousands)
United States	$209,626	$5,104	$187,687
Foreign	214,861	171,787	140,602
Income Before Income Taxes	$424,487	$176,891	$328,289

Provision (benefit) for income taxes consists of the following for the periods indicated:

Year Ended May 31,	2014	2013	2012
(In thousands)
Current:
U.S. Federal	$46,846	$56,590	$45,547
State and local	5,660	6,694	6,836
Foreign	59,425	44,747	49,231
Total Current	111,931	108,031	101,614
Deferred:
U.S. Federal	16,747	(31,987)	(787)
State and local	1,292	(3,649)	(572)
Foreign	(11,467)	(5,355)	(5,729)
Total Deferred	6,572	(40,991)	(7,088)
Provision for Income Taxes	$118,503	$67,040	$94,526

The significant components of deferred income tax assets and liabilities as of May 31, 2014 and 2013 were as follows:

(In thousands)	2014	2013
Deferred income tax assets related to:
Inventories	$6,944	$6,795
Allowance for losses	6,410	7,584
Accrued compensation and benefits	102,579	113,394
Accrued other expenses	10,256	16,322
Other long-term liabilities	19,646	29,954
Net operating loss and credit carryforwards	71,534	70,208
Net unrealized loss on securities	19,185	21,727
Total Deferred Income Tax Assets	236,554	265,984
Less: valuation allowances	(85,719)	(89,909)
Net Deferred Income Tax Assets	150,835	176,075
Deferred income tax (liabilities) related to:
Depreciation	(47,639)	(48,491)
Pension and other postretirement benefits	(7,867)	(12,204)
Amortization of intangibles	(115,166)	(125,042)
Total Deferred Income Tax (Liabilities)	(170,672)	(185,737)
Deferred Income Tax Assets (Liabilities), Net	$(19,837)	$(9,662)

At May 31, 2014, we had U.S. federal foreign tax credit carryforwards of approximately $9.7 million, which expire in 2021. Additionally, at May 31, 2014, we had approximately $37.6 million of state net operating loss carryforwards that expire at various dates beginning in 2015 and foreign net operating loss carryforwards of approximately $182.9 million, of which approximately $35.4 million will expire at various dates beginning in 2015 and approximately $147.5 million that have an indefinite carryforward period. Also, as of May 31, 2014, we had foreign capital loss carryforwards of approximately $19.2 million that can be carried forward indefinitely. These net operating loss, capital loss and foreign tax credit carryforwards may be used to offset a portion of future taxable income and, thereby, reduce or eliminate our U.S. federal, state or foreign income taxes otherwise payable.

When evaluating the realizability of deferred income tax assets, we consider, among other items, whether a jurisdiction has experienced cumulative pretax losses and whether a jurisdiction will generate the appropriate character of income to recognize a deferred income tax asset. More specifically, if a jurisdiction experiences cumulative pretax losses for a period of three years, including the current fiscal year, or if a jurisdiction does not have sufficient income of the appropriate character in the relevant carryback or projected carryforward periods, we generally conclude that it is more likely than not that the respective deferred tax asset will not be realized unless factors such as expected operational changes, availability of prudent and feasible tax planning strategies, reversal of taxable temporary differences or other information exists that would lead us to conclude otherwise. If, after we have evaluated these factors, the deferred income tax assets are not expected to be realized within the carryforward or carryback periods allowed for that jurisdiction, we would conclude that a valuation allowance is required. To the extent that the deferred income tax asset is expected to be utilized within the carryback or carryforward periods, we would conclude that a valuation allowance would not be required.

In applying the above, we determined, based on the available evidence, that future U.S. taxable income along with anticipated foreign source income, will be sufficient to recognize certain deferred tax assets, which were previously subject to valuation allowances. As a result, during this fiscal year, we recorded a reduction in valuation allowances associated with the estimated utilization of foreign tax credit carryforwards of approximately $4.7 million. This reduction was partially offset by approximately $0.5 million of other incremental adjustments to the valuation allowances. Further, we believe it is uncertain whether future taxable income of certain of our foreign subsidiaries, future taxable income of the appropriate character and anticipated foreign source income, will be sufficient to recognize the remaining corresponding deferred tax assets. Accordingly, we intend to maintain the recorded valuation allowances until sufficient positive evidence exists to support a reversal of the tax valuation allowances.

Total valuation allowances of approximately $85.7 million and $89.9 million have been recorded as of May 31, 2014 and 2013, respectively. The recorded valuation allowances relate to U.S.

RPM International Inc. and Subsidiaries     55

federal foreign tax credit carryforwards, foreign capital loss carryforwards, certain foreign net operating losses, net foreign deferred tax assets and unrealized losses on securities.

The following table reconciles income tax expense (benefit) computed by applying the U.S. statutory federal income tax rate against income (loss) before income taxes to the provision (benefit) for income taxes:

Year Ended May 31,	2014	2013	2012
(In thousands)
Income tax expense (benefit) at the U.S. statutory federal income tax rate	$148,570	$61,912	$114,901
Impact of foreign operations	(24,874)	(11,552)	(32,192)
State and local income taxes net of federal income tax benefit	4,519	1,979	4,073
Tax benefits from the domestic manufacturing deduction	(4,878)	(4,489)	(3,744)
Nondeductible fines and penalties	(2,002)	4,802	-
Nondeductible business expense	1,508	1,269	1,304
Valuation allowance	(2,998)	14,729	9,353
Other	(1,342)	(1,610)	831
Provision for Income Tax Expense	$118,503	$67,040	$94,526
Effective Income Tax Rate	27.9%	37.9%	28.8%

Uncertain income tax positions are accounted for in accordance with ASC 740. The following table summarizes the activity related to unrecognized tax benefits:

(In millions)	2014	2013	2012
Balance at June 1	$8.4	$3.3	$6.4
Additions based on tax positions related to current year	0.1	-	-
Additions for tax positions of prior years	8.9	6.0	0.5
Reductions for tax positions of prior years	(1.7)	(0.9)	(0.4)
Settlements	-	-	(3.2)
Balance at May 31	$15.7	$8.4	$3.3

The line item titled, “Additions for tax positions of prior years,” in the table above reflects our estimate of the impact of the Canadian law change, Canada Bill C-48, Technical Tax Amendments Act, 2012, which was effective June 26, 2013.

The total amount of unrecognized tax benefits that would impact the effective tax rate, if recognized, was $15.0 million at May 31, 2014, $7.5 million at May 31, 2013 and $2.4 million at May 31, 2012. We do not anticipate any significant changes to the above total unrecognized tax benefits within the next 12 months.

We recognize interest and penalties related to unrecognized tax benefits in income tax expense. At May 31, 2014, 2013 and 2012, the accrual for interest and penalties was $5.2 million, $5.2 million and $1.5 million, respectively. Unrecognized tax benefits, including interest and penalties, have been classified as other long-term liabilities unless expected to be paid in one year.

We, or our subsidiaries, file income tax returns in the U.S. and in various state, local and foreign jurisdictions. In addition, with limited exceptions, we, or our subsidiaries, are generally subject to state and local or non-U.S. income tax examinations by tax authorities for the fiscal years 2008 through 2014.

During the current fiscal year, we settled a U.S. federal examination of fiscal year 2011 and were notified by the Internal Revenue Service that they will perform limited scope examinations of fiscal years 2012 and 2013.

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

NOTE H — COMMON STOCK

On April 21, 2009, our board of directors adopted a Stockholder Rights Plan to replace the rights plan that was originally adopted in 1999 and expired in May 2009. The plan is substantively similar to its predecessor. Under the new plan, our board declared a dividend distribution of one right for each outstanding share of our common stock, payable May 11, 2009. The rights initially trade together with shares of our common stock and will not be exercisable. The rights generally will become exercisable and allow the holder to acquire shares of our common stock at a discounted price if a person or group acquires 15% or more of our outstanding shares. Rights held by persons who exceed the applicable threshold will be void. Under certain circumstances, the rights will entitle the holder to buy shares in an acquiring entity at a discounted price. Our board may, at its option, redeem all rights for $0.001 per right, generally at any time prior to the rights becoming exercisable. The rights will expire May 11, 2019, unless earlier redeemed, exchanged or amended by the board. The plan specifically provides that our board will review the status of the plan before its fifth anniversary to determine if any such action should be taken, which it did.

On January 8, 2008, we announced our authorization of a stock repurchase program under which we may repurchase shares of our common stock at our discretion for general corporate purposes. Our intention with regard to this program is to limit our repurchases only to amounts required to offset dilution created by stock issued in connection with our equity-based compensation plans, or approximately one to two million shares per year. As a result of this authorization, we may repurchase shares from time to time in the open market or in private transactions at various times and in amounts and for prices that we deem appropriate, subject to insider trading rules and other securities law restrictions. The timing of our purchases has depended upon, and will continue to depend upon, prevailing market conditions, alternative uses of capital and other factors. We may limit or terminate the repurchase program at any time. During the fiscal years ended May 31, 2014 and 2013,

56    RPM International Inc. and Subsidiaries

we did not repurchase any shares of our common stock under this program. During the fiscal year ended May 31, 2012, we repurchased 164,773 shares of our common stock at a cost of approximately $3.0 million, or an average cost of $18.25 per share, under this program.

NOTE I — STOCK-BASED COMPENSATION

Stock-based compensation represents the cost related to stock-based awards granted to our employees and directors; these awards include restricted stock, restricted stock units and SARs. We grant stock-based incentive awards to our employees and/ or our directors under various share-based compensation plans. Plans that provide for stock option grants or share-based payment awards include the 1996 Key Employees Stock Option Plan (the “1996 Plan”) and the Amended and Restated 2004 Omnibus Equity and Incentive Plan (the “Omnibus Plan”), which includes provisions for grants of restricted stock, restricted stock units, performance stock, performance stock units and SARs. Other plans, which provide for restricted stock grants only, include the 2003 Restricted Stock Plan for Directors (the “2003 Plan”) and the 2007 Restricted Stock Plan (the “2007 Plan”).

We measure stock-based compensation cost at the date of grant, based on the estimated fair value of the award. We recognize the cost as expense on a straight-line basis (net of estimated forfeitures) over the related vesting period.

The following table represents total stock-based compensation expense included in our Consolidated Statements of Income:

Year Ended May 31,	2014	2013	2012
(In thousands)
Selling, general and administrative expense	$23,568	$17,145	$13,904
Income tax (benefit)	(7,776)	(5,627)	(4,921)
Total stock-based compensation cost	$15,792	$11,518	$8,983

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

The following is a summary of our weighted-average assumptions related to grants made during the last three fiscal years:

Year Ended May 31,	2014	2013	2012
Risk-free interest rate	2.2%	1.1%	2.5%
Expected life of option	7.5 yrs	7.5 yrs	7.5 yrs
Expected dividend yield	2.7%	3.3%	3.8%
Expected volatility rate	26.1%	28.2%	29.5%

Compensation cost for awards under the 1996 Plan is recognized on a straight-line basis over the related vesting period. Shares of common stock under option are not eligible for dividend payments until the shares are exercised.

The Omnibus Plan was approved by our stockholders on October 8, 2004, and is intended to be the primary stock-based award program for covered employees. A wide variety of stock and stock-based awards, as well as dollar-denominated performance-based awards, may be granted under the Omnibus Plan. SARs are issued at fair value at the date of grant, have up to ten-year terms and have graded-vesting terms over four years. Compensation cost for these awards is recognized on a straight-line basis over the related vesting period. Currently all SARs outstanding are to be settled with stock. As of May 31, 2014, there were 3,159,500 SARs outstanding and 59,450 stock options outstanding.

The following table summarizes option and share-based payment activity (including SARs) under these plans during the fiscal year ended May 31, 2014:

	2014
Share-Based Payments	Weighted Average Exercise Price		Number of Shares Under Option
(Shares in thousands)
Balance at June 1	$20.54		3,502
Options granted	33.80		540
Options canceled/expired	23.29		(47)
Options exercised	18.63		(776)

Balance at May 31	23.18		3,219

Exercisable at May 31	$20.04		1,806

Stock Option Plans	2014	2013		2012
(In millions, except per share amounts)
Weighted-average grant-date fair value per share	$7.38	$4.96		$4.69
Intrinsic value of options exercised	$15.6	$9.8		$7.0
Tax benefit from options exercised	$5.2	$3.5		$1.4
Fair value of SARS vested	$2.0	$1.9		$2.0

At May 31, 2014, the aggregate intrinsic value and weighted-average remaining contractual life of options outstanding was $64.0 million and 6.1 years respectively, while the aggregate intrinsic value and weighted-average remaining contractual life of options exercisable was $41.6 million and 4.9 years, respectively.

At May 31, 2014, the total unamortized stock-based compensation expense related to SARs that were previously granted was $5.3 million, which is expected to be recognized over 3.25 years. We anticipate that approximately 1.4 million shares at a weighted-average exercise price of $27.20 and a weighted-average remaining contractual term of 7.7 years will ultimately vest under these plans.

RPM International Inc. and Subsidiaries     57

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

The following table summarizes the share-based performance-earned restricted stock (“PERS”) activity during the fiscal year ended May 31, 2014:

(Shares in thousands)	Weighted-Average Grant-Date Fair Value	2014
Balance at June 1	$22.31	1,454
Shares granted	35.11	507
Shares forfeited	24.42	(27)
Shares vested	19.30	(520)
Balance at May 31	$27.96	1,414

The weighted-average grant-date fair value was $35.11, $26.22 and $21.49 for the fiscal years ended May 31, 2014, 2013 and 2012, respectively. The restricted stock cliff vests after three years. Nonvested restricted shares of common stock under the Omnibus Plan are eligible for dividend payments. At May 31, 2014, unamortized deferred compensation expense of $17.5 million remained and is being amortized over the applicable vesting period for each participant.

On October 7, 2010, our Compensation Committee approved contingent awards of PCRS, (the “2011 PCRS”), for certain executives. During October 2010, 680,000 shares were granted at a weighted-average grant-date price of $20.73. Additional grants were made in July 2011, June 2012 and July 2012, totaling 115,000 shares, 10,000 shares and 50,000 shares, respectively, and were granted at a weighted-average grant-date price of $22.16, $25.76 and $25.87, respectively. The awards are contingent upon the level of attainment of performance goals for the three-year and five-year periods from June 1, 2010 ending May 31, 2013, and from June 1, 2010 ending May 31, 2015, respectively. At May 31, 2014, we expect that up to 596,250 shares of stock may ultimately vest in relation to these awards. Compensation cost for these awards will be recognized on a straight-line basis over the related performance period, with consideration given to the probability of attaining the performance goals. As of May 31, 2014, there were 795,000 2011 PCRS shares outstanding and $3.0 million in total unamortized stock-based compensation expense. At May 31, 2014, approximately 392,500 shares have been earned, but not vested.

The 2003 Plan was approved on October 10, 2003 by our stockholders, and was established primarily for the purpose of recruiting and retaining directors, and to align the interests of directors with the interests of our stockholders. Only directors who are not our employees are eligible to participate. Under the 2003 Plan, up to 500,000 shares of our common stock may be awarded, with awards cliff vesting over a three-year period. The following table summarizes the share-based activity under the 2003 Plan during fiscal 2014:

(Shares in thousands)	Weighted-Average Grant-Date Fair Value	2014
Balance at June 1	$22.50	113
Shares granted to Directors	36.63	30
Shares vested	21.13	(45)
Balance at May 31	$27.48	98

The weighted-average grant-date fair value was $36.63, $26.63 and $20.60 for the fiscal years ended May 31, 2014, 2013 and 2012, respectively. Unamortized deferred compensation expense relating to restricted stock grants for directors of $1.3 million at May 31, 2014, is being amortized over the applicable remaining vesting period for each director. Nonvested restricted shares of common stock under the 2003 Plan are eligible for dividend payments. As of May 31, 2014, there were 162,750 shares available for future grant.

Under the 2007 Plan, up to 1,000,000 shares may be awarded to certain employees, generally subject to forfeiture. The shares vest upon the latter of attainment of age 55 and the fifth anniversary of the May 31st immediately preceding the date of the grant. In addition, we also grant restricted stock units to certain employees under this plan. The following table sets forth awards and restricted stock units issued under the 2007 Plan for the year ended May 31, 2014:

(Shares in thousands)	Weighted-Average Grant-Date Fair Value	2014
Balance at June 1	$17.94	815
Shares granted	33.80	76
Shares forfeited	19.78	(20)
Shares vested	18.96	(14)
Balance at May 31	$19.27	857

The weighted-average grant-date fair value was $33.80, $25.87 and $22.16 for the fiscal years ended May 31, 2014, 2013 and 2012, respectively. As of May 31, 2014, 159,183 shares were available for future issuance under the 2007 Plan. At May 31, 2014, unamortized stock-based compensation expense of $5.0 million, $0.1 million and $1.0 million relating to the 2007 Plan, the 1997 Plan and the Restricted Stock Units, respectively, which are being amortized over the applicable vesting period associated with each participant.

The following table summarizes the activity for all nonvested restricted shares during the year ended May 31, 2014:

(Shares in thousands)	Weighted-Average Grant-Date Fair Value	Number of Shares
Balance at June 1	$20.94	3,236
Granted	35.02	613
Vested	18.71	(682)
Forfeited	21.49	(107)
Balance at May 31	$24.24	3,060

The remaining weighted-average contractual term of nonvested restricted shares at May 31, 2014 is the same as the period over which the remaining cost of the awards will be recognized, which is approximately 3.2 years. The fair value of the nonvested restricted share awards have been calculated using the market value of the shares on the date of issuance. For the years ended May 31, 2014, 2013 and 2012, the weighted-average grant-date fair value for restricted share grants was $35.02, $26.16 and $21.62, respectively. The total fair value of shares that vested during the years ended May 31, 2014, 2013 and 2012 was $12.8 million, $3.3 million and $7.0 million, respectively. We anticipate that approximately 2.6 million shares at a weighted-average grant-date fair value of $24.24 and a weighted-average remaining contractual term of 3.4 years will ultimately vest,

58    RPM International Inc. and Subsidiaries

based upon the unique terms and participants of each plan. Approximately 56,291 shares of restricted stock were vested at June 1, 2013, with 121,733 restricted shares vested as of May 31, 2014. The total intrinsic value of restricted shares converted during the years ended May 31, 2014, 2013 and 2012 was $10.4 million, $1.3 million and $3.1 million, respectively.

Total unrecognized compensation cost related to all nonvested awards of restricted shares of common stock was $27.7 million as of May 31, 2014. That cost is expected to be recognized over a weighted-average period of 3.4 years. We did not receive any cash from employees as a result of employee vesting and release of restricted shares for the year ended May 31, 2014.

NOTE J — ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) consists of the following components:

(In thousands)	Foreign Currency Translation Adjustments	Pension And Other Postretirement Benefit Liability Adjustments, Net of Tax	Unrealized Gain (Loss) On Derivatives, Net of Tax	Unrealized Gain (Loss) On Securities, Net of Tax	Total
Balance at June 1, 2011	$81,346	$(96,705)	$5,267	$16,165	$6,073
Reclassification adjustments for gains included in net income, net of tax benefit of $844				1,043	1,043
Other comprehensive income (loss)	(89,863)	(119,189)	(5,512)	(21,010)	(235,574)
Deferred taxes		41,720	1,445	7,400	50,565
Balance at May 31, 2012	(8,517)	(174,174)	1,200	3,598	(177,893)
Reclassification adjustments for gains included in net income, net of tax benefit of $633				(1,953)	(1,953)
Other comprehensive income	(15,911)	48,100	14	7,860	40,063
Deferred taxes		(17,481)	(18)	(1,971)	(19,470)
Balance at May 31, 2013	(24,428)	(143,555)	1,196	7,534	(159,253)
Reclassification adjustments for gains included in net income, net of tax benefit of $586				1,220	1,220
Other comprehensive income	9,533	(16,418)	(1,215)	4,275	(3,825)
Deferred taxes		6,325	304	(1,653)	4,976
Balance at May 31, 2014	$(14,895)	$(153,648)	$285	$11,376	$(156,882)

NOTE K — EARNINGS PER SHARE

The following table sets forth the reconciliation of the numerator and denominator of basic and diluted earnings per share, as calculated using the two-class method, for the years ended May 31, 2014, 2013 and 2012:

Year Ended May 31,	2014	2013	2012
(In thousands, except per share amounts)
Numerator for earnings per share:
Net income attributable to RPM International Inc. stockholders	$291,660	$98,603	$215,936
Less: Allocation of earnings and dividends to participating securities	(6,366)	(1,999)	(4,024)
Net income available to common shareholders - basic	285,294	96,604	211,912
Add: Undistributed earnings reallocated to unvested shareholders	29	(3)	9
Add: Income effect of contingently issuable shares	2,493		-
Net income available to common shareholders - diluted	$287,816	$96,601	$211,921
Denominator for basic and diluted earnings per share:
Basic weighted average common shares	129,438	128,956	128,130
Average diluted options	1,003	845	587
Net issuable common share equivalents(1)	1,847		-
Total shares for diluted earnings per share	132,288	129,801	128,717
Earnings Per Share of Common Stock Attributable to RPM International Inc. Stockholders:
Basic Earnings Per Share of Common Stock	$2.20	$0.75	$1.65
Diluted Earnings Per Share of Common Stock	$2.18	$0.74	$1.65
(1)	For the year ended May 31, 2014, represents the number of shares that would be issued if our contingently convertible notes were converted. We include these shares in the calculation of diluted EPS as the conversion of the notes may be settled, at our election, in cash, shares of our common stock, or a combination of cash and shares of our common stock.

For the years ended May 31, 2014, 2013 and 2012, approximately 3,057,000, 3,095,000, and 2,625,000 shares of stock, respectively, granted under stock-based compensation plans were excluded from the calculation of diluted EPS, as the effect would have been anti-dilutive.

RPM International Inc. and Subsidiaries     59

NOTE L — LEASES

We lease certain property, plant and equipment under long-term operating lease agreements, some of which provide for increased rental payments based upon increases in the cost-of-living index. The following table illustrates our future minimum lease commitments under all non-cancelable lease agreements, for each of the next five years and in the aggregate, as of May 31, 2014:

May 31,
(In thousands)
2015	$48,695
2016	39,054
2017	28,971
2018	21,459
2019	15,405
Thereafter	68,280
Total Minimum Lease Commitments	$221,864

Total rental expense for all operating leases amounted to $50.9 million, $46.5 million and $40.6 million for the fiscal years ended May 31, 2014, 2013 and 2012, respectively.

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

The Retirement Plan provides benefits that are based upon years of service and average compensation with accrued benefits vesting after five years. Benefits for union employees are generally based upon years of service, or a combination of years of service and average compensation. Our pension funding policy is to contribute an amount on an annual basis that can be deducted for federal income tax purposes, using a different actuarial cost method and different assumptions from those used for financial reporting. For the fiscal year ending May 31, 2015, we expect to contribute approximately $53.1 million to the retirement plans in the U.S. and approximately $6.3 million to our foreign plans.

Net periodic pension cost consisted of the following for the year ended May 31:

	U.S. Plans			Non-U.S. Plans
(In thousands)	2014	2013	2012	2014	2013	2012
Service cost	$27,056	$ 25,950	$ 19,906	$4,375	$ 4,337	$ 3,731
Interest cost	18,039	16,240	15,307	7,382	7,246	8,076
Expected return on plan assets	(20,761)	(17,431)	(17,416)	(8,411)	(7,715)	(7,867)
Amortization of:
Prior service cost	334	348	352	19	7	10
Net actuarial losses recognized	13,222	16,888	8,510	2,448	2,771	2,169
Curtailment/settlement (gains) losses	-	72	-	44	234	-
Net Pension Cost	$37,890	$ 42,067	$ 26,659	$5,857	$ 6,880	$ 6,119

The changes in benefit obligations and plan assets, as well as the funded status of our pension plans at May 31, 2014 and 2013, were as follows:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2014	2013	2014	2013
Benefit obligation at beginning of year	$402,686	$385,013	$185,993	$175,338
Service cost	27,056	25,950	4,375	4,337
Interest cost	18,039	16,240	7,382	7,246
Benefits paid	(17,683)	(16,503)	(5,482)	(8,761)
Participant contributions			831	929
Plan amendments			384
Actuarial (gains)/losses	46,492	(8,014)	6,348	9,820
Settlements/Curtailments				(3,874)
Premiums paid			(138)	(127)
Currency exchange rate changes			2,475	1,085
Benefit Obligation at End of Year	$476,590	$402,686	$202,168	$185,993
Fair value of plan assets at beginning of year	$241,960	$198,208	$155,056	$137,318
Actual return on plan assets	30,547	35,708	17,432	15,859
Employer contributions	27,289	24,547	8,111	9,422
Participant contributions			831	929
Benefits paid	(17,683)	(16,503)	(5,482)	(8,761)
Premiums paid			(138)	(127)
Currency exchange rate changes			1,269	416
Fair Value of Plan Assets at End of Year	$282,113	$241,960	$177,079	$155,056
(Deficit) of plan assets versus benefit obligations at end of year	$(194,477)	$(160,726)	$(25,089)	$(30,937)
Net Amount Recognized	$(194,477)	$(160,726)	$(25,089)	$(30,937)
Accumulated Benefit Obligation	$385,492	$340,742	$188,835	$173,586

60    RPM International Inc. and Subsidiaries

The fair value of the assets held by our pension plans has increased at May 31, 2014 since our previous measurement date at May 31, 2013, due primarily to the combination of gains in the stock market and plan contributions. At the same time, plan liabilities have increased due to a decrease in interest rates. As such, we have increased our recorded liability for the net underfunded status of our pension plans. Due to lower interest rates, we expect pension expense in fiscal 2015 to be above our fiscal 2014 expense level. Any future declines in the value of our pension plan assets or increases in our plan liabilities could require us to further increase our recorded liability for the net underfunded status of our pension plans and could also require accelerated and higher cash contributions to our pension plans.

Amounts recognized in the Consolidated Balance Sheets for the years ended May 31, 2014 and 2013 are as follows:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2014	2013	2014	2013
Noncurrent assets	$-	$-	$227	$-
Current liabilities	(15)	(43)	(458)	(436)
Noncurrent liabilities	(194,462)	(160,683)	(24,858)	(30,501)
Net Amount Recognized	$(194,477)	$(160,726)	$(25,089)	$(30,937)
The following table summarizes the relationship between our plans’ benefit obligations and assets:
	U.S. Plans
	2014		2013
(In thousands)	Benefit Obligation	Plan Assets	Benefit Obligation	Plan Assets
Plans with projected benefit obligation in excess of plan assets	$476,590	$282,113	$402,686	$241,960
Plans with accumulated benefit obligation in excess of plan assets	385,492	282,113	340,742	241,960
	Non-U.S. Plans
	2014		2013
(In thousands)	Benefit Obligation	Plan Assets	Benefit Obligation	Plan Assets
Plans with projected benefit obligation in excess of plan assets	$105,327	$80,011	$185,993	$155,056
Plans with accumulated benefit obligation in excess of plan assets	103,734	80,011	94,423	70,642
Plans with assets in excess of projected benefit obligations	96,841	97,068
Plans with assets in excess of accumulated benefit obligations	85,101	97,068	79,163	84,414

The following table presents the pretax net actuarial loss, prior service (costs) and transition assets/(obligations) recognized in accumulated other comprehensive income (loss) not affecting retained earnings:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2014	2013	2014	2013
Net actuarial loss	$(185,320)	$(161,835)	$(52,573)	$(57,882)
Prior service (costs)	(997)	(1,331)	(423)	(51)
Total recognized in accumulated other comprehensive income not affecting retained earnings	$(186,317)	$(163,166)	$(52,996)	$(57,933)
The following table includes the changes recognized in other comprehensive income:
	U.S. Plans		Non-U.S. Plans
(In thousands)	2014	2013	2014	2013
Changes in plan assets and benefit obligations recognized in other comprehensive income:
Prior service cost	$-	$-	$384	$-
Net loss (gain) arising during the year	36,707	(26,291)	(2,673)	(2,197)
Effect of exchange rates on amounts included in AOCI			(137)	300
Amounts recognized as a component of net periodic benefit cost:
Amortization or curtailment recognition of prior service credit (cost)	(334)	(348)	(19)	(48)
Amortization or settlement recognition of net gain (loss)	(13,222)	(16,960)	(2,492)	(2,966)
Total recognized in other comprehensive loss (income)	$23,151	$(43,599)	$(4,937)	$(4,911)

RPM International Inc. and Subsidiaries     61

The following table presents the amounts in accumulated other comprehensive income (loss) as of May 31, 2014 that have not yet been recognized in net periodic pension cost, but will be recognized in our Consolidated Statements of Income during the fiscal year ending May 31, 2015:

(In thousands)	U.S. Plans	Non-U.S. Plans
Net actuarial loss	$(13,413)	$(1,947)
Prior service (costs)	$(294)	$(41)

In measuring the projected benefit obligation and net periodic pension cost for our plans, we utilize actuarial valuations. These valuations include specific information pertaining to individual plan participants, such as salary, age and years of service, along with certain assumptions. The most significant assumptions applied include discount rates, expected return on plan assets and rate of compensation increases. We evaluate these assumptions, at a minimum, on an annual basis, and make required changes, as applicable. In developing our expected long-term rate of return on pension plan assets, we consider the current and expected target asset allocations of the pension portfolio, as well as historical returns and future expectations for returns on various categories of plan assets. Expected return on assets is determined by using the weighted-average return on asset classes based on expected return for the target asset allocations of the principal asset categories held by each plan. In determining expected return, we consider both historical performance and an estimate of future long-term rates of return. Actual experience is used to develop the assumption for compensation increases.

The following weighted-average assumptions were used to determine our year-end benefit obligations and net periodic pension cost under the plans:

	U.S. Plans		Non-U.S. Plans
Year-End Benefit Obligations	2014	2013	2014	2013
Discount rate	4.30%	4.45%	3.82%	3.95%
Rate of compensation increase	3.81%	3.14%	3.30%	3.32%

	U.S. Plans			Non-U.S. Plans
Net Periodic Pension Cost	2014	2013	2012	2014	2013	2012
Discount rate	4.45%	4.25%	5.25%	3.95%	4.19%	5.14%
Expected return on plan assets	8.50%	8.50%	8.50%	5.37%	5.32%	5.63%
Rate of compensation increase	3.14%	3.15%	3.15%	3.32%	3.76%	3.83%

The following tables illustrate the weighted-average actual and target allocation of plan assets:

U.S. Plans
	Target Allocation	Actual Asset Allocation
(Dollars in millions)	as of May 31, 2014	2014	2013
Equity securities	55%	$193.8	$146.2
Fixed income securities	25%	81.5	74.1
Cash		5.9	3.9
Other	20%	0.9	17.8
Total assets	100%	$282.1	$242.0

Non-U.S. Plans
	Target Allocation	Actual Asset Allocation
(Dollars in millions)	as of May 31, 2014	2014	2013
Equity securities	42%	$84.0	$81.8
Fixed income securities	51%	63.9	46.7
Cash	1%	0.5	0.2
Property and other	6%	28.7	26.3
Total assets	100%	$177.1	$155.0

The following tables present our pension plan assets as categorized using the fair value hierarchy at May 31, 2014 and 2013:

	U.S. Plans
(In thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at May 31, 2014
U.S. Treasury and other government	$-	$11,203	$-	$11,203
State and municipal bonds		456		456
Foreign bonds		1,264		1,264
Mortgage-backed securities		7,255		7,255
Corporate bonds		17,254		17,254
Stocks - large cap	34,442			34,442
Stocks - mid cap	18,183			18,183
Stocks - small cap	12,145			12,145
Stocks - international	2,525			2,525
Mutual funds - equity		126,513		126,513
Mutual funds - fixed		44,094		44,094
Cash and cash equivalents	5,869			5,869
Limited partnerships			910	910
Total	$73,164	$208,039	$910	$282,113

62    RPM International Inc. and Subsidiaries

	Non-U.S. Plans
(In thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at May 31, 2014
Pooled equities	$-	$82,534	$-	$82,534
Pooled fixed income		63,657		63,657
Foreign bonds		210		210
Insurance contracts			28,658	28,658
Mutual funds		1,448		1,448
Cash and cash equivalents	572			572
Total	$572	$147,849	$28,658	$177,079

	U.S. Plans
(In thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at May 31, 2013
U.S. Treasury and other government	$-	$10,288	$-	$10,288
State and municipal bonds		455		455
Foreign bonds		2,342		2,342
Mortgage-backed securities		7,332		7,332
Corporate bonds		14,550		14,550
Stocks - large cap	26,443			26,443
Stocks - mid cap	15,423			15,423
Stocks - small cap	11,451			11,451
Stocks - international	2,643			2,643
Mutual funds - equity		90,260		90,260
Mutual funds - fixed		39,080		39,080
Cash and cash equivalents	3,848			3,848
Limited partnerships			1,159	1,159
Common/collective trusts			16,686	16,686
Total	$59,808	$164,307	$17,845	$241,960

	Non-U.S. Plans
(In thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at May 31, 2013
Pooled equities	$-	$80,550	$-	$80,550
Pooled fixed income		46,428		46,428
Foreign bonds		261		261
Insurance contracts			26,313	26,313
Mutual funds		1,289		1,289
Cash and cash equivalents	215			215
Total	$215	$128,528	$26,313	$155,056

The following table includes the activity that occurred during the years ended May 31, 2014 and 2013 for our Level 3 assets:

		Actual Return on Plan Assets For:
(In thousands)	Balance at Beginning of Period	Assets Still Held at Reporting Date	Assets Sold During Year	Purchases, Sales and Settlements, net(1)	Balance at End of Period
Year ended May 31, 2014	$44,158	564	47	(15,201)	$29,568
Year ended May 31, 2013	43,569	1,283	924	(1,618)	44,158

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

RPM International Inc. and Subsidiaries     63

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

In addition to the defined benefit pension plans discussed above, we also sponsor employee savings plans under Section 401(k) of the Internal Revenue Code, which cover most of our employees in the U.S. We record expense for defined contribution plans for any employer matching contributions made in conjunction with services rendered by employees. The majority of our plans provide for matching contributions made in conjunction with services rendered by employees. Matching contributions are invested in the same manner that the participants invest their own contributions. Matching contributions charged to income were $13.6 million, $13.1 million and $11.9 million for the years ending May 31, 2014, 2013 and 2012, respectively.

We expect to pay the following estimated pension benefit payments in the next five years (in millions): $30.8 in 2015; $32.0 in 2016; $34.7 in 2017; $36.5 in 2018; and $38.9 in 2019. In the five years thereafter (2020-2024) we expect to pay $226.1 million.

NOTE N – POSTRETIREMENT BENEFITS

We sponsor several unfunded-health-care-benefit plans for certain of our retired employees as well as post-retirement life insurance for certain key employees. Eligibility for these benefits is based upon various requirements. The following table illustrates the effect on operations of these plans for the three years ended May 31, 2014:

	U.S. Plans			Non-U.S. Plans
(In thousands)	2014	2013	2012	2014	2013	2012
Service cost - Benefits earned during the period	$-	$-	$-	$1,264	$1,185	$745
Interest cost on the accumulated obligation	297	349	416	1,225	1,188	968
Amortization of:
Prior service (credit)	(153)	(86)	(86)
Net actuarial (gains) losses	(144)	16	(58)	516	470	72
Net Periodic Postretirement Expense	$-	$279	$272	$3,005	$2,843	$1,785

The changes in benefit obligations of the plans at May 31, 2014 and 2013 were as follows:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2014	2013	2014	2013
Accumulated postretirement benefit obligation at beginning of year	$8,514	$9,677	$28,415	$24,517
Service cost	-		1,264	1,185
Interest cost	297	349	1,225	1,188
Benefit payments	(362)	(572)	(421)	(441)
Medicare subsidy received	37	74
Plan amendments	(1,471)
Actuarial (gains) losses	(228)	(1,014)	(766)	1,988
Currency exchange rate changes			(1,462)	(22)
Accumulated and accrued postretirement benefit obligation at end of year	$6,787	$8,514	$28,255	$28,415

In determining the postretirement benefit amounts outlined above, measurement dates as of May 31 for each period were applied.

Amounts recognized in the Consolidated Balance Sheets for the years ended May 31, 2014 and 2013 are as follows:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2014	2013	2014	2013
Current liabilities	$(410)	$(642)	$(522)	$(486)
Noncurrent liabilities	(6,377)	(7,872)	(27,733)	(27,929)
Net Amount Recognized	$(6,787)	$(8,514)	$(28,255)	$(28,415)

64    RPM International Inc. and Subsidiaries

The following table presents the pretax net actuarial gain (loss) and prior service credits recognized in accumulated other comprehensive income (loss) not affecting retained earnings:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2014	2013	2014	2013
Net actuarial gain (loss)	$1,080	$996	$(9,136)	$(10,950)
Prior service credits	1,834	516
Total recognized in accumulated other comprehensive income not affecting retained earnings	$2,914	$1,512	$(9,136)	$(10,950)
The following table includes the changes recognized in other comprehensive income:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2014	2013	2014	2013
Changes in plan assets and benefit obligations recognized in other comprehensive income:
Prior service cost	$(1,471)	$-	$-	$-
Net loss (gain) arising during the year	(228)	(1,014)	(766)	1,988
Effect of exchange rates on amounts included in AOCI			(532)	(9)
Amounts recognized as a component of net periodic benefit cost:
Amortization or curtailment recognition of prior service credit (cost)	153	86
Amortization or settlement recognition of net gain (loss)	144	(16)	(516)	(470)
Total recognized in other comprehensive loss (income)	$(1,402)	$(944)	$(1,814)	$1,509
The following weighted-average assumptions were used to determine our year-end benefit obligations and net periodic postretirement benefit costs under the plans:

	U.S. Plans		Non-U.S. Plans
Year-End Benefit Obligations	2014	2013	2014	2013
Discount rate	4.00%	3.95%	4.40%	4.50%
Current healthcare cost trend rate	12.28%	7.54%	6.31%	6.43%
Ultimate healthcare cost trend rate	4.50%	4.50%	4.20%	4.20%
Year ultimate healthcare cost trend rate will be realized	2029	2029	2030	2030

	U.S. Plans			Non-U.S. Plans
Net Periodic Postretirement Cost	2014	2013	2012	2014	2013	2012
Discount rate	3.95%	3.75%	4.75%	4.50%	4.75%	5.75%
Healthcare cost trend rate	7.54%	7.70%	7.87%	6.43%	6.92%	7.00%
Ultimate healthcare cost trend rate	4.50%	4.50%	4.50%	4.20%	4.20%	4.50%
Year ultimate healthcare cost trend rate will be realized	2029	2029	2029	2030	2030	2030

Increasing or decreasing current healthcare cost trend rates by 1% would affect our accumulated postretirement benefit obligation and net postretirement expense by the following amounts for the years ended May 31, 2014 and 2013:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2014	2013	2014	2013
1% Increase in trend rate
Accumulated Benefit Obligation	$239	$296	$6,502	$9,080
Postretirement Cost	11	15	727	647
1% Decrease in trend rate
Accumulated Benefit Obligation	$(209)	$(265)	$(5,011)	$(3,802)
Postretirement Cost	(10)	(13)	(534)	(481)

We expect to pay approximately $0.9 million to $1.3 million in estimated postretirement benefits in each of the next five years. In the five years thereafter (2020-2024) we expect to pay a cumulative total of $8.2 million.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”), was signed into law on December 8, 2003. The Act provides for prescription drug benefits under Medicare Part D and contains a subsidy to plan sponsors who provide “actuarially equivalent” prescription drug plans. Our actuary has determined that the prescription drug benefit provided by our postretirement plan is considered to be actuarially equivalent to the benefits provided under the Act for all years since inception. However, effective January 1, 2014, we changed our retiree medical offering to a Medicare Advantage Plan. Under the Medicare Advantage Plan, any Part D subsidy belongs to the insurance carrier. Our results reflect this change.

We have included the impact of our portion of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 subsidy in the determination of accumulated postretirement benefit obligation for the U.S. nonpension postretirement

RPM International Inc. and Subsidiaries     65

benefit plan for the periods ended May 31, 2014 and 2013. For the fiscal years ended May 31, 2014 and 2013, we received reimbursements from Medicare related to this law amounting to approximately $37,000 and $74,000, respectively.

NOTE O — REORGANIZATION PROCEEDINGS OF CERTAIN SUBSIDIARIES

General — Prior to May 31, 2010, Bondex and SPHC were defendants in various asbestos-related bodily injury lawsuits filed in various state courts. These cases generally sought unspecified damages for asbestos-related diseases based on alleged exposures to asbestos-containing products.

On May 31, 2010, Bondex and its parent, SPHC, filed voluntary petitions in the U.S. Bankruptcy Court in Delaware (the “Bankruptcy Court”) to reorganize under chapter 11 of the Bankruptcy Code. SPHC and Bondex took this action in an effort to permanently and comprehensively resolve all pending and future asbestos-related liability claims associated with Bondex and SPHC. As a result of the filing, all litigation related to Bondex and SPHC asbestos personal injury claims has been stayed, with the exception of the cases referenced in Note 3 with respect to which the stay was lifted. The objective of the bankruptcy proceedings is to enable the filing entities to establish a section 524(g) trust accompanied by a court order that will direct all existing and future SPHC-related and Bondex-related claims to such trust, which will then compensate asbestos claimants based upon factors set forth in an approved plan of reorganization. Since the date of the filing, and in accordance with GAAP, the financial results of SPHC and Bondex have been deconsolidated from our financial results.

We have entered into an agreement in principle with the official representatives of current and future claimants that would resolve all present and future asbestos personal injury claims related to Bondex and other related entities. The agreement contemplates the filing of a plan or plans of reorganization and related documents (the “Plan”) with the Bankruptcy Court. The Plan will be subject to approval of the claimants, as well as the Bankruptcy Court and U.S. District Court.

Under the terms of the agreement in principle, a trust or trusts (the “Trust”) will be established under Section 524(g) of the Bankruptcy Code for the benefit of current and future asbestos personal injury claimants. Upon effectiveness of the Plan (the “Effective Date”), the Trust will be funded with $450 million in cash and one or more promissory notes, bearing no interest and maturing on or before the fourth anniversary of the Effective Date. The Plan shall provide for the following contributions to the Trust:

•

On or before the second anniversary of the Effective Date, an additional $102.5 million in cash, RPM International stock or a combination thereof (at our discretion in this and all subsequent cases) will be deposited into the Trust;

•	On or before the third anniversary of the Effective Date, an additional $120 million in cash, RPM International stock or a combination thereof will be deposited into the Trust; and

•	On or before the fourth anniversary of the Effective Date, a final payment of $125 million in cash, RPM International stock or a combination thereof will be deposited into the Trust.

Of the first $450 million payment, $2.5 million relates to the resolution of all present and future asbestos personal injury claims related to NMBFil, Inc., an indirect subsidiary of RPM International, which is the subject of a separate settlement term sheet. A portion of the payments due under the promissory note(s) will be secured by a right to the equity of Bondex and related chapter 11 debtor entities. All present and future asbestos personal injury claims against Bondex and the other related entities would be channeled to and paid by the Trust.

The agreement in principle will automatically terminate if the Plan is not filed by October 31, 2014. Pursuant to the terms of the agreement, the Plan must be confirmed and effective no later than October 31, 2015, otherwise simple interest at the rate of 3.45% will begin to accrue on the aggregate funding amount of the trust through the effective date of the Plan.

There is no guaranty that the Plan will be filed or confirmed or of the timing of any such confirmation. If the Plan is not filed or if the Plan, or a substantially similar plan, is not confirmed, the interests of SPHC, Bondex and RPM International may be significantly and adversely affected, SPHC and Bondex will remain in chapter 11, the amount of the asbestos liabilities of SPHC and Bondex will remain unresolved and the terms, timing and impact of any plan of reorganization ultimately confirmed in the cases will be unknown. If the Plan is not confirmed, the amount of SPHC’s and Bondex’s asbestos-related personal injury liabilities will not be resolved and will continue to be subject to substantial dispute and uncertainty as the appeals process with respect to the estimation ruling will then move forward. If the Plan is not confirmed, the amount of the asbestos personal injury liabilities could ultimately be determined to be significantly different from the amount agreed to by the parties in the agreement. This difference could be material to our financial position, cash flows and results of operations. In the event the Plan is not confirmed it is unclear whether any channeling injunction entered in connection with a plan of reorganization will extend to all non-filing affiliates of the filing entities, including RPM International.

At a hearing held on November 13, 2013, the Bankruptcy Court granted the motion of the Official Committee of Asbestos Personal Injury Claimants and the Future Claimants’ Representative (collectively, the “ACC/FCR”) for standing to pursue SPHC estate claims against us, certain of our current and former directors and executive officers, and third party advisors. As previously disclosed, we anticipated that the ACC/FCR might be permitted to pursue claims on behalf of the SPHC and Bondex estates against us. We believe that the alleged SPHC estate claims are without merit and, if such claims are made, intend to contest them vigorously. The ACC/FCR have agreed not to proceed with any such claims unless the Plan is not confirmed.

As previously disclosed, the Bankruptcy Court issued an opinion in May 2013 estimating the current and future asbestos claims associated with Bondex and SPHC at approximately $1.17 billion, which represented one step in the legal process in helping to determine the amount of potential funding for a 524(g) asbestos trust. The Debtors firmly believe that the opinion substantially overstates the amount of their liability and is not supported by the facts or the law, and we and the Debtors have appealed the ruling. Those appeals have been consolidated by the District Court and, on February 7, 2014, were certified by the District Court for direct review by the U.S. Court of Appeals for the Third Circuit, but the Third Circuit declined to accept the certification. The appeals remain pending before the District Court. The ACC/FCR have also filed a motion with the District Court to dismiss the appeal on the ground that the estimation decision was not a final, appealable order. Briefing of the appeal, and the motion to dismiss the appeal, at the District Court level will be stayed pending confirmation of the Plan.

Prior to the bankruptcy filing, the filing entities had litigated and, on many occasions, settled asbestos products liability claims brought against them. The debtors paid $92.6 million during the year ended May 31, 2010, prior to the bankruptcy filing, in connection with the litigation and settlement of asbestos claims, $42.6 million of which consisted of defense costs. With the exception of the appeal bonds described in Note A,

66    RPM International Inc. and Subsidiaries

no claims have been paid since the bankruptcy filing and it is not contemplated that any claims will be paid until a plan of reorganization is confirmed and an asbestos trust is established and operating.

Prior to the chapter 11 bankruptcy filing, we recorded asbestos contingent liabilities that included estimations of future costs. Such estimates by their nature are subject to many uncertainties that may change over time, including (i) the ultimate number of claims filed; (ii) the amounts required to resolve both currently known and future unknown claims; (iii) the amount of insurance, if any, available to cover such claims, including the outcome of coverage litigation against the filing entities’ third-party insurers; (iv) future earnings and cash flow of the filing entities; (v) the impact of bankruptcies of other companies whose share of liability may be imposed on the filing entities under certain state liability laws; (vi) the unpredictable aspects of the litigation process including a changing trial docket and the jurisdictions in which trials are scheduled; (vii) the outcome of any such trials, including potential judgments or jury verdicts, as a result of the strategy of Bondex and SPHC to take selective cases to verdict; (viii) the lack of specific information in many cases concerning exposure to products for which Bondex, SPHC, or another of our subsidiaries is allegedly responsible, and the claimants’ alleged diseases resulting from such exposure; (ix) potential changes in applicable federal and/or state tort liability law; and (x) the potential impact of various proposed structured settlement transactions. All these factors may have a material effect upon future asbestos-related liability estimates.

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

NOTE P — CONTINGENCIES AND OTHER ACCRUED LOSSES

Accrued loss reserves consist of the following:

May 31,	2014	2013
(In thousands)
Accrued product liability reserves	$10,589	$15,582
Accrued warranty reserves	14,167	8,591
Accrued environmental reserves	2,731	3,418
Total accrued loss reserves - Current	$27,487	$27,591
Accrued product liability reserves - noncurrent	$29,653	$29,489
Accrued warranty liability - noncurrent	574	739
Accrued environmental reserves - noncurrent	2,005	3,274
Total accrued loss reserves - Noncurrent	$32,232	$33,502

RPM International Inc. and Subsidiaries     67

We provide, through our wholly owned insurance subsidiaries, certain insurance coverage, primarily product liability coverage, to our other subsidiaries. Excess coverage is provided by third-party insurers. Our reserves provide for these potential losses as well as other uninsured claims. Product liability reserves are established based upon actuarial calculations of potential liability using industry experience, actual historical experience and actuarial assumptions developed for similar types of product liability claims, including development factors and lag times. To the extent there is a reasonable possibility that potential losses could exceed the amounts already accrued, we believe that the amount of any such additional loss would be immaterial to our results of operations, liquidity and consolidated financial position.

We also offer warranty programs at several of our industrial businesses and have established a product warranty liability. We review this liability for adequacy on a quarterly basis and adjust it as necessary. The primary factors that could affect this liability may include changes in the historical system performance rate as well as the costs of replacement. Provision for estimated warranty costs is recorded at the time of sale and periodically adjusted, as required, to reflect actual experience. It is probable that we will incur future losses related to warranty claims we have received but that have not been fully investigated and related to claims not yet received. While our warranty liability represents our best estimate at May 31, 2014, we can provide no assurances that we will not experience material claims in the future or that we will not incur significant costs to resolve such claims beyond the amounts accrued or beyond what we may recover from our suppliers. Product warranty expense is recorded within selling, general and administrative expense.

The following table includes the changes in our accrued warranty balances:

Year Ended May 31,	2014	2013	2012
(In thousands)
Beginning Balance	$9,330	$14,751	$17,196
Deductions(1)	(19,155)	(20,115)	(18,143)
Provision charged to SG&A expense	24,566	14,260	15,513
Acquisitions	-	434	185
Ending Balance	$14,741	$9,330	$14,751

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

As previously disclosed, we recorded a $65.1 million accrual during the year ended May 31, 2013 associated with settlement discussions with the DOJ and the GSA Office of Inspector General aimed at resolving an existing investigation. Since first receiving a broad request for documents from the GSA in March 2011, we cooperated with that investigation, which involved our compliance with certain pricing terms and conditions of our GSA Multiple Award Schedule contracts under which the roofing division of our Tremco Group sold products and services to the federal government. A substantial majority of the transactions as to which potential compliance issues were raised took place during the period from 2002 to 2008. In August 2013, we entered into a final agreement with the DOJ and the GSA Office of Inspector General regarding this matter.

During the year ended May 31, 2014, we paid the GSA Office of Inspector General $61.9 million and made other payments for miscellaneous legal expenses for approximately $1.1 million. We expect to pay approximately $2.1 million more in legal fees and other related costs arising out of this investigation. The accrual for this contingency is classified in other accrued liabilities in our Consolidated Balance Sheets.

We were notified by the SEC on June 24, 2014 that we are the subject of a formal investigation pertaining to the timing of our disclosure and accrual of loss reserves in fiscal 2013 with respect to the previously disclosed GSA and DOJ investigation into compliance issues relating to Tremco Roofing Division’s GSA contracts. We are cooperating with the SEC in its ongoing investigation. At this time, we are unable to predict the outcome of this matter or provide any quantification of how the final resolution of this matter may impact our future consolidated financial condition, results of operations or cash flows.

In January 2013, we entered into a Voluntary Self-Disclosure Agreement (“VSDA”) with the State of Delaware relating to certain property that may be held by us, including securities, payments, and refunds to employees, vendors and customers, that has been unclaimed for a specified period of time. Delaware’s Abandoned Property Law, like other state and federal escheat laws, generally requires companies to report and remit unclaimed property to the state. Although we believe we have procedures in place to comply with these laws, we entered into the VSDA so that we may identify any previously unreported abandoned property and remit any such property to the State of Delaware. We cannot estimate the amount or range of any such potential loss. However, we do not expect the outcome of this review to have a material impact on our results of operations or financial position.

Recently, two complaints were filed against Rust-Oleum and RPM International both seeking to have a class certified and alleging breach of warranty, breach of contract and other claims regarding certain deck coating products of Rust-Oleum. We plan to vigorously defend these actions, including any attempts at class certification. At this time, we are unable to predict the outcome of this matter or provide any quantification of how the final resolution of this matter may impact our future consolidated financial condition, results of operations or cash flows.

68    RPM International Inc. and Subsidiaries

NOTE Q — SEGMENT INFORMATION

We operate a portfolio of businesses and product lines that manufacture and sell a variety of specialty paints, protective coatings and roofing systems, sealants and adhesives. We manage our portfolio by organizing our businesses and product lines into two reportable segments: the industrial reportable segment and the consumer reportable segment. Within each reportable segment, we aggregate several operating segments that consist of individual groups of companies and product lines, which generally address common markets, share similar economic characteristics, utilize similar technologies and can share manufacturing or distribution capabilities. Our seven operating segments represent components of our business for which separate financial information is available that is utilized on a regular basis by our chief executive officer in determining how to allocate the assets of the company and evaluate performance. These seven operating segments are each managed by an operating segment manager, who is responsible for the day-to-day operating decisions and performance evaluation of the operating segment’s underlying businesses.

Our industrial reportable segment products are sold throughout North America and also account for the majority of our international sales. Our industrial product lines are sold directly to contractors, distributors and end-users, such as industrial manufacturing facilities, public institutions and other commercial customers. This reportable segment comprises four separate operating segments — Tremco Group, Tremco illbruck Group, Performance Coatings Group and RPM2-Industrial Group. Products and services within this reportable segment include construction chemicals; roofing systems; weatherproofing and other sealants; polymer flooring; edible coatings and specialty glazes for pharmaceutical, cosmetic and food industries; and other specialty chemicals.

Our consumer reportable segment manufactures and markets professional use and do-it-yourself (“DIY”) products for a variety of mainly consumer applications, including home improvement and personal leisure activities. Our consumer segment’s major manufacturing and distribution operations are located primarily in North America, along with a few locations in Europe. Consumer segment products are primarily sold directly to mass merchandisers, home improvement centers, hardware stores, paint stores, craft shops, cosmetic companies and to other smaller customers through distributors. This reportable segment comprises three operating segments — DAP Group, RPM2-Consumer Group and Rust-Oleum Group. Products within this reportable segment include specialty, hobby and professional paints; nail care enamels; caulks; adhesives; silicone sealants and wood stains. Sales to the Home Depot represented less than 10% of our consolidated net sales for fiscal 2012 and 2013; 11% of our consolidated net sales for fiscal 2014; and 29%, 28% and 28% of our consumer segment net sales for 2014, 2013 and 2012, respectively.

In addition to our two reportable segments, there is a category of certain business activities and expenses, referred to as corporate/other, that does not constitute an operating segment. This category includes our corporate headquarters and related administrative expenses, results of our captive insurance companies, gains or losses on the sales of certain assets and other expenses not directly associated with either reportable segment. Assets related to the corporate/other category consist primarily of investments, prepaid expenses and headquarters’ property and equipment. These corporate and other assets and expenses reconcile reportable segment data to total consolidated income before income taxes, interest expense and earnings before interest and taxes; as well as identifiable assets, capital expenditures and depreciation and amortization.

We reflect income from our joint ventures on the equity method, and receive royalties from our licensees.

RPM International Inc. and Subsidiaries     69

The following tables reflect the results of our reportable segments consistent with our management philosophy, and represent the information we utilize, in conjunction with various strategic, operational and other financial performance criteria, in evaluating the performance of our portfolio of businesses.

Year Ended May 31,	2014	2013	2012
(In thousands)
Net Sales
Industrial	$2,769,657	$2,635,976	$2,535,238
Consumer	1,606,696	1,442,679	1,242,178
Total	$4,376,353	$4,078,655	$3,777,416
Income (Loss) Before Income Taxes
Industrial
Income Before Income Taxes(a)	$295,751	$164,578	$278,676
Interest (Expense), Net(b)	(10,227)	(10,318)	(3,770)
EBIT(c)	$305,978	$174,896	$282,446
Consumer
Income Before Income Taxes(a)	$251,229	$190,611	$160,099
Interest (Expense), Net(b)	122	(10)	18
EBIT(c)	$251,107	$190,621	$160,081
Corporate/Other
(Expense) Before Income Taxes(a)	$(122,493)	$(178,298)	$(110,486)
Interest (Expense), Net(b)	(55,131)	(63,340)	(64,107)
EBIT(c)	$(67,362)	$(114,958)	$(46,379)
Consolidated
Income Before Income Taxes(a)	$424,487	$176,891	$328,289
Interest (Expense), Net(b)	(65,236)	(73,668)	(67,859)
EBIT(c)	$489,723	$250,559	$396,148
Identifiable Assets
Industrial	$2,507,257	$2,461,163	$2,195,702
Consumer	1,648,272	1,584,336	1,184,609
Corporate/Other	222,836	75,348	181,502
Total	$4,378,365	$4,120,847	$3,561,813
Capital Expenditures
Industrial	$54,556	$50,025	$47,529
Consumer	35,391	35,081	17,156
Corporate/Other	3,845	6,261	6,930
Total	$93,792	$91,367	$71,615
Depreciation and Amortization
Industrial	$53,670	$53,549	$48,701
Consumer	31,378	28,624	23,656
Corporate/Other	5,021	4,163	3,666
Total	$90,069	$86,336	$76,023

(a)	The presentation includes a reconciliation of Income (Loss) Before Income Taxes, a measure defined by Generally Accepted Accounting Principles (GAAP) in the United States, to EBIT.

(b)	Interest (expense), net includes the combination of interest expense and investment expense (income), net.

(c)	EBIT is defined as earnings (loss) before interest and taxes. We evaluate the profit performance of our segments based on income before income taxes, but also look to EBIT as a performance evaluation measure because interest expense is essentially related to corporate acquisitions, as opposed to segment operations. For that reason, we believe EBIT is also useful to investors as a metric in their investment decisions. EBIT should not be considered an alternative to, or more meaningful than, operating income as determined in accordance with GAAP, since EBIT omits the impact of interest and taxes in determining operating performance, which represent items necessary to our continued operations, given our level of indebtedness and ongoing tax obligations. Nonetheless, EBIT is a key measure expected by and useful to our fixed income investors, rating agencies and the banking community, all of whom believe, and we concur, that this measure is critical to the capital markets’ analysis of our segments’ core operating performance. We also evaluate EBIT because it is clear that movements in EBIT impact our ability to attract financing. Our underwriters and bankers consistently require inclusion of this measure in offering memoranda in conjunction with any debt underwriting or bank financing. EBIT may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results.

70    RPM International Inc. and Subsidiaries

Year Ended May 31,	2014	2013	2012
(In thousands)
Net Sales (based on shipping location)(a)
United States	$2,581,208	$2,404,835	$2,219,680
Foreign
Canada	342,312	350,579	346,238
Europe	1,031,686	908,139	919,124
Other Foreign	421,147	415,102	292,374
Total Foreign	1,795,145	1,673,820	1,557,736
Total	$4,376,353	$4,078,655	$3,777,416

Long-Lived Assets(b)
United States	$1,374,340	$1,311,640	$1,124,403
Foreign
Canada	125,401	126,172	128,392
Europe	340,146	340,592	315,228
United Kingdom	259,829	237,124	192,155
Other Foreign	208,411	213,726	64,316
Total Foreign	933,787	917,614	700,091
Total	$2,308,127	$2,229,254	$1,824,494

(a)	It is not practicable to obtain the information needed to disclose revenues attributable to each of our product lines.

(b)	Long-lived assets include all non-current assets, excluding non-current deferred income taxes.

NOTE R – QUARTERLY INFORMATION (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended May 31, 2014 and 2013:

	For Quarter Ended
(In thousands, except per share amounts)	August 31	November 30	February 28	May 31
2014
Net Sales	$1,164,674	$1,071,487	$863,410	$1,276,782
Gross Profit	$499,072	$457,945	$358,026	$560,725
Net Income Attributable to RPM International Inc. Stockholders	$103,098	$63,562	$16,221	$108,779
Basic Earnings Per Share	$0.78	$0.48	$0.12	$0.82
Diluted Earnings Per Share	$0.77	$0.48	$0.12	$0.80
Dividends Per Share	$0.225	$0.240	$0.240	$0.240
(In thousands, except per share amounts)	August 31(a), (e) (Restated)	November 30(b), (e) (Restated)	February 28(c), (e) (Restated)	May 31(d)
2013
Net Sales	$1,046,714	$1,017,426	$843,736	$1,170,779
Gross Profit	$433,880	$425,001	$343,564	$500,274
Net Income (Loss) Attributable to RPM International Inc. Stockholders	$26,665	$30,924	$(24,364)	$65,378
Basic Earnings (Loss) Per Share	$0.20	$0.23	$(0.19)	$0.49
Diluted Earnings (Loss) Per Share	$0.20	$0.23	$(0.19)	$0.49
Dividends Per Share	$0.215	$0.225	$0.225	$0.225

(a)	For the quarter ended August 31, 2012, net sales and gross profit were reduced by $2.9 million and $5.4 million, respectively, for revised cost estimates on unprofitable contracts related to our industrial segment, and $5.6 million in exit costs associated with those activities that impacted pretax income. Additionally, we wrote down an investment in Kemrock totaling $40.3 million and recognized $5.0 million in bad debt from our loan to Kemrock. The combined impact on net income and earnings per share was $50.9 million and $0.38 per share, respectively. Lastly, we recorded a charge for $11.4 million ($7.2 million after-tax) in relation to the items described in (e) below.

(b)	For the quarter ended November 30, 2012, we wrote down our remaining investment in Kemrock, which impacted net income and earnings per share by $10.8 million and $0.09 per share, respectively. Additionally, we recorded a charge for $16.9 million ($10.8 million after-tax) in relation to the items described in (e) below.

(c)	For the quarter ended February 28, 2013, net income was impacted by $1.6 million for the impact of a strategic repositioning of certain industrial segment operations in Brazil. Additionally, we recorded a charge for $40.5 million ($34.6 million after-tax) in relation to the items described in (e) below.

(d)	For the quarter ended May 31, 2013, we recorded $23.9 million in restructuring expense, including $3.9 million in inventory markdowns. We also recorded bad debt for the remaining amount of our loan to Kemrock totaling $4.0 million and wrote off our remaining investment in Kemrock common stock and in Kemrock convertible debt for a combined loss of $18.5 million. Additionally, we reduced our estimated accrual for our agreement in principle with the GSA by $3.7 million. The combined impact of these items on net income and earnings per share for the fourth quarter was $30.0 million and $0.23 per share, respectively.

(e)	During August 2014, we determined that there was an error in the timing of the disclosure and accrual of loss reserves associated with our settlement of the GSA and DOJ investigation into compliance issues related to GSA contracts at our Tremco Group. We filed amended Quarterly Reports on Form 10Q/A in August 2014 with corrected financial statements for the periods ended August 31, 2012, November 30, 2012 and February 28, 2013. The corrections reduced net income by $7.2 million and $10.8 million for the quarterly periods ended August 31, 2012 and November 30, 2012, respectively, and increased net income for the quarterly period ended February 28, 2013 by $18.0 million. The corrections reduced basic and diluted earnings per share by $0.06 for the quarter ended August 31, 2012; and by $0.09 and $0.08, respectively, for the quarterly period ended November 30, 2012; and increased basic and diluted earnings per share by $0.14 for the quarterly period ended February 28, 2013. The figures presented in the table above represent the corrected amounts for each quarter.

Quarterly earnings per share may not total to the yearly earnings per share due to the weighted-average number of shares outstanding in each quarter.

RPM International Inc. and Subsidiaries     71

Quarterly Stock Price and Dividend Information

Shares of our common stock are traded on the New York Stock Exchange under the symbol RPM. The high and low sales prices for the shares of common stock, and the cash dividends paid on the common stock, for each quarter of the two most recent fiscal years are set forth in the table below.

Range of Sales Prices and Dividends Paid

Fiscal 2014	High	Low	Dividends paid per share	Fiscal 2013	High	Low	Dividends paid per share
First Quarter	$36.39	$30.85	0.225	First Quarter	$28.19	$24.77	0.215
Second Quarter	$40.25	$33.37	0.240	Second Quarter	$29.47	$25.53	0.225
Third Quarter	$43.86	$37.57	0.240	Third Quarter	$31.99	$28.17	0.225
Fourth Quarter	$45.47	$40.22	0.240	Fourth Quarter	$34.16	$29.49	0.225

Source: New York Stock Exchange

Cash dividends are payable quarterly, upon authorization of the Board of Directors. Regular payment dates are approximately the last day of July, October, January and April.

The number of holders of record of our common stock as of July 11, 2014 was approximately 24,046, in addition to 96,197 beneficial holders.

72    RPM International Inc. and Subsidiaries

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

Management assessed the effectiveness of RPM’s internal control over financial reporting as of May 31, 2014. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (1992 Framework). Based on this assessment, management concluded that, as of May 31, 2014, RPM’s internal control over financial reporting is effective.

The independent registered public accounting firm Ernst & Young LLP, has also audited the Company’s internal control over financial reporting as of May 31, 2014 and their report thereon is included on page 75 of this report.

Frank C. Sullivan	Russell L. Gordon
Chairman and Chief Executive Officer	Vice President and Chief Financial Officer

August 14, 2014

RPM International Inc. and Subsidiaries     73

Report of Independent Registered Public Accounting Firm

THE BOARD OF DIRECTORS AND STOCKHOLDERS

RPM International Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of RPM International Inc. and Subsidiaries as of May 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended May 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of RPM International Inc. and Subsidiaries at May 31, 2014 and 2013 and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), RPM International Inc. and Subsidiaries’ internal control over financial reporting as of May 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated August 14, 2014 expressed an unqualified opinion thereon.

Cleveland, Ohio

August 14, 2014

74    RPM International Inc. and Subsidiaries

Report of Independent Registered Public Accounting Firm

THE BOARD OF DIRECTORS AND STOCKHOLDERS

RPM International Inc. and Subsidiaries

We have audited RPM International Inc. and Subsidiaries’ internal control over financial reporting as of May 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). RPM International Inc. and Subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s Report on Internal Control Over Financial Reporting.” Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, RPM International Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of May 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of RPM International Inc. and Subsidiaries as of May 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended May 31, 2014, and our report dated August 14, 2014, expressed an unqualified opinion thereon.

Cleveland, Ohio

August 14, 2014

RPM International Inc. and Subsidiaries     75

Stockholder Information

World Headquarters

RPM International Inc.

2628 Pearl Road

P.O. Box 777

Medina, OH 44258

Telephone:	330-273-5090 or 800-776-4488
Fax:	330-225-8743
Web site:	www.rpminc.com
E-mail:	info@rpminc.com

Annual Meeting

RPM stockholders are invited to attend RPM’s Annual Meeting, which will be held at 2:00 p.m. EDT on Thursday, October 9, 2014 at the Holiday Inn, 15471 Royalton Road, Strongsville, Ohio. Directions can be found on the RPM website.

Form 10-K and Other Financial Information

Investors may obtain, at no charge, a copy of the RPM Annual Report to the Securities and Exchange Commission on Form 10-K, a corporate video and other investor information by contacting Kathie M. Rogers, Manager of Investor Relations, at RPM, 800-776-4488.

Form 10-K, other public financial reports and news releases may also be obtained electronically through the website, www.rpminc.com.

Corporate Governance

Copies of the RPM Board of Directors Corporate Governance Guidelines, as well as the Committee Charters and RPM’s Governance Documents, are available on the company’s website at www.rpminc.com, under “About RPM/Corporate Governance.” Copies of these materials are also available, without charge, upon written request to the Secretary of RPM.

Institutional Investor and Security Analyst Inquiries

Security analysts and investment professionals with questions regarding RPM should contact Barry M. Slifstein, Vice President - Investor Relations and Planning, at 330-273-5090 or bslifstein@rpminc.com.

Dividend Payments

Common stock cash dividends are payable quarterly, upon authorization of the Board of Directors. Regular payment dates are typically the 31st of July, October and January and the 30th of April. RPM has increased the cash dividend payments to its stockholders for 40 consecutive years.

Stock Exchange Listing

RPM International Inc. is listed on the New York Stock Exchange under the ticker symbol “RPM.”

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

P.O. Box 64854

St. Paul, MN 55164-0854

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

Direct Stock Purchase and Dividend Reinvestment Plan

RPM offers a direct stock purchase and dividend reinvestment plan administered by Wells Fargo Bank, N.A. The plan allows new investors to purchase RPM common stock directly, and existing stockholders to increase their holdings. There is no commission cost for shares purchased. The minimum initial investment is $200. Additional cash investments must be at least $25 and not more than $5,000 per month. For more details on the plan or questions concerning existing Dividend Reinvestment accounts, please contact Wells Fargo Shareholder Services (see above).

Independent Registered Public Accounting Firm

Ernst & Young LLP, Cleveland, Ohio

Counsel

Calfee, Halter & Griswold LLP, Cleveland, Ohio

The RPM App

For up-to-date investment information on RPM, download the RPM app for Apple and Android devices. Scan this QR code or visit your app market.

76    RPM International Inc. and Subsidiaries