Form 10-K, Exhibit 13
period 2015-05-31
RPM INTERNATIONAL INC/DE/
filed 2015-07-27
CIK 110621

Exhibit 13.1

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our financial statements include all of our majority-owned subsidiaries, except for certain subsidiaries that were deconsolidated during the period from May 31, 2010 through December 31, 2014. We reconsolidated such subsidiaries as of January 1, 2015 (please refer to Note A[2] to the Consolidated Financial Statements for further information). Investments in less-than-majority-owned joint ventures for which we have the ability to exercise significant influence over are accounted for under the equity method. Preparation of our financial statements requires the use of estimates and assumptions that affect the reported amounts of our assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We continually evaluate these estimates, including those related to our allowances for doubtful accounts; inventories; allowances for recoverable taxes; uncertain tax positions; useful lives of property, plant and equipment; goodwill and other intangible assets; environmental, warranties and other contingent liabilities; income tax valuation allowances; pension plans; and the fair value of financial instruments. We base our estimates on historical experience, our most recent facts, and other assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of our assets and liabilities. Actual results, which are shaped by actual market conditions, may differ materially from our estimates.

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

We follow the Financial Accounting Standards Board (“FASB”) guidance found in Accounting Standards Codification (“ASC”) 350 that simplifies how an entity tests goodwill for impairment. It provides an option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, and whether it is necessary to perform the two-step goodwill impairment test.

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

26    RPM International Inc. and Subsidiaries

We assess these qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. This quantitative test is required only if we conclude that it is more likely than not that a reporting unit’s fair value is less than its carrying amount.

In applying the first step of the quantitative test, we compare the fair value of a reporting unit to its carrying value. Calculating the fair value of a reporting unit requires our use of estimates and assumptions. We use significant judgment in determining the most appropriate method to establish the fair value of a reporting unit. We estimate the fair value of a reporting unit by employing various valuation techniques, depending on the availability and reliability of comparable market value indicators, and employ methods and assumptions that include the application of third-party market value indicators and the computation of discounted future cash flows for a reporting unit’s annual projected earnings before interest, taxes, depreciation and amortization (“EBITDA”).

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

Our annual goodwill impairment analysis for fiscal 2015 did not result in any indicators of impairment. Should the future earnings and cash flows at our reporting units decline and/or discount rates increase, future impairment charges to goodwill and other intangible assets may be required.

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

Additionally, we test all indefinite-lived intangible assets for impairment at least annually during our fiscal fourth quarter. We follow the guidance provided by ASC 350 that simplifies how an entity tests indefinite-lived intangible assets for impairment. It provides an option to first assess qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount. Our fiscal 2015 annual impairment tests of each of our indefinite-lived intangible assets did not result in any impairment loss.

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

CONTINGENCIES

We are party to various claims and lawsuits arising in the normal course of business. Although we cannot precisely predict the amount of any liability that may ultimately arise with respect to any of these matters, we record provisions when we consider the liability probable and estimable. Our provisions are based on historical experience and legal advice, reviewed quarterly and adjusted according to developments. In general, our accruals, including our accruals for environmental, warranty and tax liabilities, discussed further below, represent the best estimate of a range of probable losses. Estimating probable losses requires the analysis of multiple factors that often depend on judgments about potential actions by third parties, such as regulators, courts, and state and federal legislatures. Changes in the amounts of our loss provisions, which can be material, affect our Consolidated Statements of Income. To the extent there is a reasonable possibility that potential losses could exceed the amounts already accrued, we believe that the amount of any such additional loss would be immaterial to our results of operations, liquidity and consolidated financial position. We evaluate our accruals at the end of each quarter, or sometimes more frequently, based on available facts, and may revise our estimates in the future based on any new information becoming available.

Our environmental-related accruals are similarly established and/or adjusted as more information becomes available upon which costs can be reasonably estimated. Actual costs may vary from these estimates because of the inherent uncertainties involved, including the identification of new sites and the development of new information about contamination. Certain sites are still being investigated; therefore, we have been unable to fully evaluate the ultimate costs for those sites. As a result, accruals have not been estimated for certain of these sites and costs may ultimately exceed existing estimated accruals for other sites. We have received indemnities for potential environmental issues from purchasers of certain of our properties and businesses and from sellers of some of the properties or businesses we have acquired. If the indemnifying party fails to, or becomes unable to, fulfill its obligations under those agreements, we may incur environmental costs in addition to any amounts accrued, which may have a material adverse effect on our financial condition, results of operations or cash flows.

We offer warranties on many of our products, as well as long term warranty programs at certain of our businesses, and thus have established corresponding warranty liabilities. Warranty expense is impacted by variations in local construction practices, installation conditions, and geographic and climate differences. Although we believe that appropriate liabilities have been recorded for our warranty expense, actual results may differ materially from our estimates.

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

28    RPM International Inc. and Subsidiaries

or the market value of plan assets or a significant decrease in interest rates could increase our net periodic pension costs and adversely affect our results of operations. A significant increase in our contribution requirements with respect to our qualified defined benefit pension plans could have an adverse impact on our cash flow.

Changes in our key plan assumptions would impact net periodic benefit expense and the projected benefit obligation for our defined benefit and various postretirement benefit plans. Based upon May 31, 2015 information, the following tables reflect the impact of a 1% change in the key assumptions applied to our defined benefit pension plans in the U.S. and internationally:

	U.S.		International
(In millions)	1% Increase	1% Decrease	1% Increase	1% Decrease
Discount Rate
Increase (decrease) in expense in FY 2015	$(6.3)	$7.7	$(2.0)	$2.0
Increase (decrease) in obligation as of May 31, 2015	$(61.3)	$76.7	$(31.3)	$37.0
Expected Return on Plan Assets
Increase (decrease) in expense in FY 2015	$(2.9)	$2.9	$(1.8)	$1.8
Increase (decrease) in obligation as of May 31, 2015	N/A	N/A	N/A	N/A
Compensation Increase
Increase (decrease) in expense in FY 2015	$4.9	$(4.4)	$0.8	$(1.1)
Increase (decrease) in obligation as of May 31, 2015	$23.1	$(20.9)	$5.4	$(4.8)

Based upon May 31, 2015 information, the following table reflects the impact of a 1% change in the key assumptions applied to our various postretirement health care plans:

	U.S.		International
(In millions)	1% Increase	1% Decrease	1% Increase	1% Decrease
Discount Rate
Increase (decrease) in expense in FY 2015	$-	$-	$(0.5)	$0.7
Increase (decrease) in obligation as of May 31, 2015	$(0.7)	$0.8	$(4.3)	$5.6
Healthcare Cost Trend Rate
Increase (decrease) in expense in FY 2015	$-	$-	$0.7	$(0.5)
Increase (decrease) in obligation as of May 31, 2015	$0.3	$(0.3)	$6.4	$(3.3)

BUSINESS SEGMENT INFORMATION

Our business is divided into two reportable segments: the industrial reportable segment and the consumer reportable segment. Within each reportable segment, we aggregate several operating segments that consist of individual groups of companies and product lines, which generally address common markets, share similar economic characteristics, utilize similar technologies and can share manufacturing or distribution capabilities. Our eight operating segments represent components of our business for which separate financial information is available that is utilized on a regular basis by our chief executive officer in determining how to allocate the assets of the company and evaluate performance. These eight operating segments are each managed by an operating segment manager who is responsible for the day-to-day operating decisions and performance evaluation of the operating segment’s underlying businesses. We evaluate the profit performance of our segments primarily based on income before income taxes, but also look to earnings (loss) before interest and taxes (“EBIT”) as a performance evaluation measure because interest expense is essentially related to corporate acquisitions, as opposed to segment operations.

During our fiscal 2015 third quarter, the United States Bankruptcy Court in Delaware and the United States District Court in Delaware confirmed the Bankruptcy Plan for our Specialty Products Holding Corp. (“SPHC”) subsidiary and related entities. Accordingly, financial results of SPHC and its subsidiaries, which have not been included in our financial reports since the bankruptcy filing at the end of fiscal 2010, have been reconsolidated with our results as of January 1, 2015, and will be included in our results going forward. As a result, SPHC and its subsidiaries are reflected as an additional operating segment within the industrial reportable segment, beginning with our fiscal 2015 third-quarter results. Refer to Note A(2) for additional details.

Our industrial reportable segment’s products are sold throughout North America and also account for the majority of our international sales. Our industrial product lines are sold directly to contractors, distributors and end-users, such as industrial manufacturing facilities, public institutions and other commercial customers. This reportable segment comprises five separate operating segments — Tremco Group, tremco illbruck Group, Performance Coatings Group, RPM2-Industrial Group and SPHC Group. Products and services within this reportable segment include construction chemicals; roofing systems; weatherproofing and other sealants; polymer flooring; edible coatings and specialty glazes for pharmaceutical, cosmetic and food industries; and other specialty chemicals.

Our consumer reportable segment manufactures and markets professional use and do-it-yourself (“DIY”) products for a variety of mainly consumer applications, including home improvement and personal leisure activities. Our consumer reportable segment’s major manufacturing and distribution operations are located primarily in North America, along with a few locations in Europe and other parts of the world. Our consumer reportable segment’s products are sold throughout North America primarily to mass merchants, home improvement centers, hardware stores, paint stores, craft shops, cosmetic companies and to other smaller customers through distributors. This reportable segment comprises three operating segments — Rust-Oleum Group, DAP Group and RPM2-Consumer Group. Products within this reportable segment include specialty, hobby and professional paints; nail care enamels; caulks; adhesives; silicone sealants and wood stains.

RPM International Inc. and Subsidiaries     29

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

Effective July 21, 2015, our Board approved the realignment of certain businesses and management structure to recognize how we allocate resources and analyze the operating performance of our operating segments. This realignment did not change our reportable segments at May 31, 2015. Rather, our periodic filings, beginning with our first quarter ending August 31, 2015, will include historical segment results reclassified to reflect the effect of this realignment. See Note A(21) of Notes to Consolidated Financial Statements.

The following table reflects the results of our reportable segments consistent with our management philosophy, and represents the information we utilize, in conjunction with various strategic, operational and other financial performance criteria, in evaluating the performance of our portfolio of product lines.

SEGMENT INFORMATION

(In thousands)

Year Ended May 31,	2015	2014	2013
Net Sales
Industrial	$2,990,721	$2,769,657	$2,635,976
Consumer	1,603,829	1,606,696	1,442,679
Total	$4,594,550	$4,376,353	$4,078,655
Income Before Income Taxes(a)
Industrial Segment
Income Before Income Taxes(a)	$315,382	$295,751	$164,578
Interest (Expense), Net(b)	(7,656)	(10,227)	(10,318)
EBIT(c)	$323,038	$305,978	$174,896
Consumer Segment
Income Before Income Taxes(a)	$273,956	$251,229	$190,611
Interest Income (Expense), Net(b)	34	122	(10)
EBIT(c)	$273,922	$251,107	$190,621
Corporate/Other
(Expense) Before Income Taxes(a)	$(136,085)	$(122,493)	$(178,298)
Interest (Expense), Net(b)	(61,416)	(55,131)	(63,340)
EBIT(c)	$(74,669)	$(67,362)	$(114,958)
Consolidated
Income Before Income Taxes(a)	$453,253	$424,487	$176,891
Interest (Expense), Net(b)	(69,038)	(65,236)	(73,668)
EBIT(c)	$522,291	$489,723	$250,559

(a)	The presentation includes a reconciliation of Income (Loss) Before Income Taxes, a measure defined by Generally Accepted Accounting Principles (“GAAP”) in the U.S., to EBIT.

(b)	Interest (expense), net includes the combination of interest expense and investment expense (income), net.

(c)	EBIT is defined as earnings (loss) before interest and taxes. We evaluate the profit performance of our segments based on income before income taxes, but also look to EBIT as a performance evaluation measure because interest expense is essentially related to corporate acquisitions, as opposed to segment operations. For that reason, we believe EBIT is also useful to investors as a metric in their investment decisions. EBIT should not be considered an alternative to, or more meaningful than, operating income as determined in accordance with GAAP, since EBIT omits the impact of interest and taxes in determining operating performance, which represent items necessary to our continued operations, given our level of indebtedness and ongoing tax obligations. Nonetheless, EBIT is a key measure expected by and useful to our fixed income investors, rating agencies and the banking community, all of whom believe, and we concur, that this measure is critical to the capital markets’ analysis of our segments’ core operating performance. We also evaluate EBIT because it is clear that movements in EBIT impact our ability to attract financing. Our underwriters and bankers consistently require inclusion of this measure in offering memoranda in conjunction with any debt underwriting or bank financing. EBIT may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results.

30    RPM International Inc. and Subsidiaries

RESULTS OF OPERATIONS

Fiscal 2015 Compared with Fiscal 2014

Net Sales Consolidated net sales of $4.59 billion for fiscal 2015 grew by approximately 5.0% from net sales of $4.38 billion for fiscal 2014. Organic sales improved 3.3%, while acquisitions added 5.2%. The reconsolidated SPHC businesses, all of which are included with our industrial reportable segment, are included in acquisition growth. Consolidated net sales for fiscal 2015 were offset by an unfavorable foreign exchange impact of 3.5%. Industrial segment net sales for fiscal 2015 grew by 8.0% to $2.99 billion, due to organic growth of 5.1% and also from acquisitions, which added 7.6%. During the last half of fiscal 2015, our businesses serving the U.S. commercial construction and U.S. residential markets saw steady improvement in net sales, however we also saw a slowdown in net sales for our businesses serving the energy sector, and we expect this trend to continue into fiscal 2016. Foreign currency negatively impacted industrial segment sales for fiscal 2015 by 4.7%. Consumer segment net sales for fiscal 2015 fell by 0.2% to $1.60 billion from $1.61 billion during fiscal 2014, reflecting the negative impact of foreign currency during fiscal 2015 of 1.6%. Growth in consumer segment organic net sales was approximately 0.1%, while acquisitions contributed 1.3%. Certain of our smaller, higher-margin niche businesses in this segment, such as Kirker and Synta, have struggled due to a slowdown in global demand during fiscal 2015 as well as difficult prior-year comparisons, negatively impacting net sales during fiscal 2015 versus fiscal 2014.

Gross Profit Margin Our consolidated gross profit margin declined to 42.3% of net sales for fiscal 2015 from a consolidated gross profit margin of 42.9% for fiscal 2014. All of the decline in our gross profit margin resulted from a less profitable mix of product sold during fiscal 2015 versus fiscal 2014. Our product mix was unfavorably impacted by a decline in some of our smaller, higher-margin niche businesses, such as Kirker and Synta, that have struggled due to a slowdown in global demand during fiscal 2015 as well as difficult prior-year comparisons, negatively impacting our margins.

Selling, General and Administrative Expenses (“SG&A”) Our consolidated SG&A increased by $32.8 million, but decreased to 31.0% of net sales for fiscal 2015 compared with 31.8% of net sales for fiscal 2014. Current-year consolidated SG&A includes five months of additional expense relating to our recent reconsolidation of SPHC and its subsidiaries. Fiscal 2015 SG&A expense was favorably affected by the reversal of certain contingent consideration obligations relating to recent acquisitions, primarily Kirker and Synta, for approximately $29.7 million. Fiscal 2015 SG&A expense also includes $14.5 million of higher legal and professional expense related to: the SEC and audit committee investigation of timing of the previously disclosed GSA accrual; the SPHC settlement agreement; and our voluntary self-disclosure agreement with the State of Delaware for unclaimed property reviews. Fiscal 2015 expense also includes higher employee compensation-related expense, including commissions on higher sales. The current year also reflects higher distribution, rental and lease expense on building and equipment, as well as higher severance expense versus fiscal 2014. Warranty expense for fiscal 2015 decreased by approximately $1.1 million from the amount recorded during fiscal 2014, and it is typical that warranty expense will fluctuate from period to period.

Our industrial segment SG&A was approximately $54.0 million higher during fiscal 2015 versus fiscal 2014, but lower as a percentage of net sales, reflecting this segment’s current-year growth in organic sales of 5.1%. The industrial segment SG&A as a percent of net sales improved due to lower bad debt expense, warranty expense and lower legal settlement expense during fiscal 2015 versus fiscal 2014. However,

industrial segment results for fiscal 2015 also included five months of additional expense relating to our recent reconsolidation of SPHC and its subsidiaries, all of which are included in the industrial segment. Current-year expense reflects higher employee compensation-related expense, including commissions on higher sales, as well as higher distribution expense, and higher rental and lease expense on buildings and equipment.

Our consumer segment SG&A was approximately $28.5 million lower during fiscal 2015 versus fiscal 2014, and lower as a percentage of net sales, which directly reflects the current-period reversal of certain contingent consideration obligations in this segment for approximately $29.7 million. During fiscal 2015, this segment’s SG&A expense was impacted by higher expense from additional sales and marketing personnel, higher distribution expense and higher severance expense versus fiscal 2014, which was offset by a decrease in advertising expense.

SG&A expenses in our corporate/other category increased by $7.3 million during fiscal 2015 to $74.7 million from $67.4 million during fiscal 2014. The increase in SG&A expense reflects the combination of higher pension expense and insurance expense, combined with higher professional and legal services expense related to the recent SPHC settlement. Additionally, SG&A increased due to the discontinuation of shared services income after the reconsolidation of SPHC occurred. These increases were partially offset by lower healthcare and acquisition-related expenses.

We recorded total net periodic pension and postretirement benefit costs of $48.2 million and $46.8 million during fiscal 2015 and fiscal 2014, respectively. The $1.4 million increase in pension and postretirement expense was primarily the result of higher service and interest cost of $5.2 million during fiscal 2015 versus fiscal 2014, partially offset by a favorable impact of approximately $3.8 million due to larger returns on higher plan asset levels. We expect that pension expense will fluctuate on a year-to-year basis, depending primarily upon the investment performance of plan assets and potential changes in interest rates, but such changes are not expected to be material to our consolidated financial results. A decrease of 1% in the discount rate or the expected return on plan assets assumptions would result in $10.4 million and $4.7 million higher expense, respectively. The assumptions and estimates used to determine the discount rate and expected return on plan assets are more fully described in Note M, “Pension Plans,” and Note N, “Postretirement Benefits,” to our Consolidated Financial Statements. Further discussion and analysis of the sensitivity surrounding our most critical assumptions under our pension and postretirement plans is discussed on pages 28-29 of this report under, “Critical Accounting Policies and Estimates — Pension and Postretirement Plans.”

Interest Expense Interest expense was $87.6 million for fiscal 2015 versus $80.9 million for fiscal 2014. Included in interest expense for fiscal 2015 was a $4.0 million make-whole payment related to the early redemption of our 6.7% Senior Notes on May 29, 2015, which increased interest expense by $4.0 million. Higher average borrowings, related to recent acquisitions and including payments made to fund the SPHC bankruptcy trust, increased interest expense during fiscal 2015 by approximately $7.2 million versus fiscal 2014. Excluding acquisition-related borrowings, lower average borrowings year-over-year decreased interest expense by approximately $1.8 million. Lower interest rates, which averaged 4.26% overall for fiscal 2015 compared with 5.06% for fiscal 2014, decreased interest expense by approximately $2.7 million during fiscal 2015 versus fiscal 2014.

RPM International Inc. and Subsidiaries     31

Investment Expense (Income), Net Net investment income of $18.6 million during fiscal 2015 compares to net investment income of $15.7 million for fiscal 2014. Dividend and interest income totaled $9.9 million and $8.5 million during fiscal 2015 and 2014, respectively. Net realized gains on the sales of investments resulted in a net gain of $8.7 million for fiscal 2015 versus a net gain of $7.4 million for fiscal 2014. Impairments recognized on securities that management has determined are other-than-temporary declines in value approximated $0.2 million for fiscal 2014, versus impairments of approximately $0.02 million during fiscal 2015.

Other (Income), Net Other income of $3.9 million for fiscal 2015 compared with other income of $4.0 million for fiscal 2014. Reflected in this balance is net royalty income, which approximated $1.9 million and $1.2 million for fiscal 2015 and fiscal 2014, respectively. Also reflected in other income is our equity in earnings of unconsolidated affiliates, which totaled approximately $2.0 million and $2.8 million for fiscal 2015 and 2014, respectively.

Income Before Income Taxes (“IBT”) Our consolidated pretax income for fiscal 2015 of $453.3 million compares with pretax income of $424.5 million for fiscal 2014, resulting in a pretax profit margin on net sales of 9.9% for the current period versus a pretax profit margin on net sales of 9.7% a year ago. As discussed above, fiscal 2015 results reflect the unfavorable impact of both translational and transactional foreign exchange, as many international currencies weakened versus the U.S. dollar, and we expect that trend to continue into the majority of fiscal 2016.

Our industrial segment had IBT of $315.4 million, for a profit margin on net sales of 10.5% for fiscal 2015, versus IBT of $295.8 million, for a profit margin on net sales of 10.7%, for fiscal 2014. Industrial segment IBT for fiscal 2015 includes the impact of our January 1, 2015 reconsolidation of SPHC and its subsidiaries. Our consumer segment IBT increased to $274.0 million, or 17.1% of net sales for the period, from fiscal 2014 IBT of $251.2 million, or 15.6% of net sales. The increase in IBT as a percent of sales for the consumer segment resulted primarily from the reversal of certain contingent consideration obligations approximating $29.7 million during fiscal 2015 versus fiscal 2014.

Income Tax Rate The effective income tax rate was 49.6% for fiscal 2015 compared to an effective income tax rate of 27.9% for fiscal 2014. The increase in the effective income tax rate is primarily due to a deferred income tax charge of $106.2 million recorded in fiscal 2015 for the estimated tax cost associated with unremitted foreign earnings not considered to be permanently reinvested. The comparable provision amount in fiscal 2014 was $2.5 million; please see Note A(18) for further discussion regarding the change in foreign unremitted earnings not considered to be permanently reinvested. The increase in the effective tax rate from fiscal 2014 to fiscal 2015 was also attributable to a decrease in the benefit from the domestic manufacturing deduction. The above increases to the effective tax rate were partially offset by increases in the benefit from the impact of foreign operations and valuation allowance reversals.

Additionally, a non-recurring net tax benefit was recorded in fiscal 2014 that was primarily comprised of the benefit associated with recognition of a foreign deferred income tax asset resulting from the merger of certain foreign subsidiaries, partially offset by the impact of the enactment of a Canadian tax law change, Canada Bill C-48, Technical Tax Amendments Act, 2012, enacted as of June 26, 2013.

Net Income Net income of $228.3 million for fiscal 2015 compares to net income of $306.0 million for fiscal 2014. Net income as a percentage of net sales of 5.0% for fiscal 2015 compares with 7.0% for fiscal 2014. Net income for fiscal 2015 reflects the leverage of the 3.3% organic growth in sales, combined with the reconsolidation of SPHC and its subsidiaries and reversals of $29.7 million of contingent consideration obligations that were not met. During fiscal 2015, we had a net loss from noncontrolling interests of $11.2 million versus net income of $14.3 million during fiscal 2014. The loss from noncontrolling interests during fiscal 2015 resulted from the $106.2 million tax charge for the potential repatriation of foreign earnings. Net income attributable to RPM International Inc. stockholders was $239.5 million for fiscal 2015, versus $291.7 million for fiscal 2014.

Diluted earnings per share of common stock for fiscal 2015 of $1.78 compares with $2.18 for fiscal 2014.

Fiscal 2014 Compared with Fiscal 2013

Net Sales Consolidated net sales increased 7.3% to $4.38 billion for the year ended May 31, 2014, due to organic growth of 5.3%, including unfavorable foreign exchange translation of 0.7%, and acquisition growth of 2.0%. Industrial segment net sales for fiscal 2014 were up 5.1% to $2.77 billion due to organic growth of 4.6%, including unfavorable foreign exchange translation of 0.9%, and acquisition growth of 0.5%. Contributing to the year-over-year growth in net sales in the industrial segment was improved performance by most of its European businesses. The consumer segment generated net sales of $1.61 billion, an increase of 11.4% in net sales over fiscal 2013, which resulted from growth in organic sales of 6.4%, including unfavorable foreign exchange translation of 0.4%, and acquisition growth of 5.0%.

Gross Profit Margin Our consolidated gross profit margin improved to 42.9% of net sales for fiscal 2014 versus 41.7% of net sales for fiscal 2013, reflecting increases in selling prices and more steady raw material costs during fiscal 2014 versus fiscal 2013. Also reflected in the improvement during fiscal 2014 was the impact of restructuring activities initiated during fiscal 2013, as well as supply chain initiatives and accretive acquisitions completed during fiscal 2014. The gross profit margin for fiscal 2013 was negatively impacted by one-time charges taken by the industrial segment’s roofing division for revised cost estimates in conjunction with unprofitable contracts outside of North America. Also, during fiscal 2013, we incurred a loss on inventory determined to be obsolete in connection with the restructuring plan established by our Rust-Oleum operating segment, which had an unfavorable impact on our fiscal 2013 consolidated gross profit margin of approximately 10 basis points (“bps”).

SG&A Our consolidated SG&A decreased to 31.8% of net sales for fiscal 2014 compared with 32.1% of net sales for fiscal 2013. During fiscal 2013, our industrial segment recorded $9.0 million of bad debt expense related to its $15.0 million loan to Kemrock, and $5.6 million in roofing exit costs related to a loss contract outside North America. Excluding those charges, the fiscal 2013 SG&A margin as a percent of sales would have been 31.7%. The fiscal 2015 SG&A reflects the impact of higher employee compensation-related expense, distribution expense, advertising expense and unfavorable transactional foreign exchange expense resulting from certain international currencies that weakened versus the U.S dollar. Offsetting those higher expenses were tighter controls over discretionary spending. Additionally, warranty expense for fiscal 2014 increased by

32    RPM International Inc. and Subsidiaries

$10.3 million versus fiscal 2013, mainly in our waterproofing and industrial coatings product lines, but also more recently in certain consumer segment product lines versus historical averages due to product mix. It is typical that warranty expense will fluctuate from period to period.

Our industrial segment SG&A was approximately $29.2 million higher during fiscal 2014 versus fiscal 2013, but lower as a percentage of net sales. Reflected in SG&A during fiscal 2013 was the unfavorable impact of the $9.0 million bad debt write down on our loan to Kemrock and the industrial segment’s roofing division expenses totaling $5.6 million related to a loss contract outside North America. Excluding those charges, SG&A as a percentage of sales would have been flat year over year. The industrial segment SG&A for fiscal 2014 reflects the impact of higher employee compensation expense, distribution expense, warranty expense and legal settlement expense, as well as unfavorable transactional foreign exchange expense versus fiscal 2013.

Our consumer segment SG&A was approximately $48.1 million higher during fiscal 2014 versus fiscal 2013, and higher as a percentage of net sales during fiscal 2014 as compared with the same period a year ago, primarily reflecting the impact of higher employee compensation expense, distribution expense, advertising expense, professional services expense and warranty expense versus fiscal 2013.

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

Loss Contingency As previously disclosed, we recorded a $65.1 million accrual during the fiscal year ended May 31, 2013, associated with settlement discussions with the U.S. Department of Justice (the “DOJ”) and the U.S. General Services Administration (the “GSA”) Office of Inspector General aimed at resolving an existing investigation. That investigation involved our compliance with certain pricing terms and conditions of GSA Multiple Award Schedule contracts under which the roofing division of our Tremco Group sold products and services to the federal government. A substantial majority of the transactions as to which potential compliance issues were raised took place during the period from 2002 to 2008. In August 2013, we entered into a final agreement with the DOJ and the GSA Office of Inspector General regarding this matter. During the year ended May 31, 2014, we paid the GSA Office of Inspector General $61.9 million and made other payments for miscellaneous legal expenses for approximately $1.1 million.

Restructuring Expense During fiscal 2013, we incurred restructuring expense of $20.1 million, all of which related to severance and facility costs incurred in connection with the plans initiated during the fourth quarter of fiscal 2013. Of this amount, approximately $4.5 million was for severance related to our industrial reportable segment. The remaining $15.6 million related to our consumer reportable segment, of which approximately $8.2 million related to severance expense, and approximately $7.4 million related to facility costs. No additional expenses were incurred during fiscal 2014 in relation to these plans. While these activities have been finalized, approximately $2.5 million of payments remain, which are mostly relating to severance. For more information on our restructuring charges, see Note B to the Consolidated Financial Statements, which is incorporated herein by reference.

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

Investment (Income), Net Net investment income of $15.7 million during fiscal 2014 compares to net investment income of $6.2 million during fiscal 2013. Dividend and interest income totaled $8.5 million during fiscal 2014 versus $8.8 million of income during fiscal 2013. Net realized gains on the sales of investments resulted in a net gain of $7.4 million during fiscal 2014 versus a net gain of $11.7 million for fiscal 2013. Impairments recognized on securities that management has determined are other-than-temporary declines in value approximated $0.2 million for fiscal 2015, versus impairments of $14.3 million for fiscal 2014. Included in the fiscal 2013 other-than-temporary impairments was the $13.7 million loss incurred on our investment in Kemrock convertible debt. Refer to Note D of our Notes to Consolidated Financial Statements for additional information.

Other (Income) Expense, Net Other income of $4.0 million for fiscal 2014 compared with other expense of $57.7 million for the same period a year ago. Results for fiscal 2013 reflect $55.9 million of impairment losses stemming from our various investments in Kemrock. As previously disclosed, as the economy and financial markets in India declined, we wrote down a portion of our equity investment in Kemrock and also the value of the conversion option feature of our investment in Kemrock’s convertible bonds. More detailed information is included in Note A. Also during fiscal 2013, we repositioned certain industrial segment operations in Brazil, which resulted in a substantial liquidation of certain of our Brazilian subsidiaries and a net loss of $6.1 million.

Other items reflected in this balance include net royalty income of approximately $1.2 million and $2.1 million for fiscal 2014 and fiscal 2013, respectively. Lastly, included in this balance was our equity in earnings of unconsolidated affiliates totaling approximately $2.8 million and $2.2 million for fiscal 2014 and 2013, respectively.

RPM International Inc. and Subsidiaries     33

IBT Our consolidated pretax income for fiscal 2014 of $424.5 million compares with pretax income of $176.9 million for fiscal 2013, resulting in a pretax profit margin on net sales of 9.7% for fiscal 2014 versus a pretax profit margin on net sales of 4.3% a year ago. As discussed above, results for fiscal 2013 reflect the impact of the impairment losses relating to our various investments in Kemrock, combined with the losses on contracts outside of North America in our roofing division and related exit costs and the loss relating to the repositioning of certain operations in Brazil. Lastly, fiscal 2013 reflects the impact of the adjustment for a $65.1 million accrual associated with the DOJ and GSA investigation. Adjusting for those items, consolidated pretax income for fiscal 2013 would have been $361.7 million, or an adjusted 8.9% margin on sales.

Our industrial segment had IBT of $295.8 million, for a profit margin on net sales of 10.7% for fiscal 2014, versus IBT of $164.6 million, for a profit margin on net sales of 6.2%, for fiscal 2013. The decline reflects the impact of the adjustments previously discussed, including a $65.1 million accrual associated with an investigation of the Tremco Group roofing contracts with the GSA and restructuring expense of $4.5 million. Our consumer segment IBT increased to $251.2 million, or 15.6% of net sales for the period, from IBT for fiscal 2013 of $190.6 million, or 13.2% of net sales. The fiscal 2013 consumer segment IBT reflects the impact of the $15.6 million restructuring charge taken during the fourth quarter of fiscal 2013. The increase in IBT as a percent of sales for the consumer segment also resulted from the leverage of this segment’s 11.4% growth in net sales, including the impact of accretive acquisitions during fiscal 2014 versus fiscal 2013.

Income Tax Rate The effective income tax rate was 27.9% for fiscal 2014 compared to an effective income tax rate of 37.9% for fiscal 2013.

For the year ended May 31, 2014, the effective tax rate included variances from the 35% federal statutory rate as a result of lower effective tax rates of certain of our foreign subsidiaries, lower valuation allowances on foreign tax credit carryforwards, the benefit of the domestic manufacturing deduction, a favorable adjustment to the fiscal 2013 estimate of non-deductible cost associated with the DOJ and GSA accrual and a benefit related to the recognition of a foreign deferred income tax asset resulting from the merger of certain foreign subsidiaries. The preceding favorable adjustments were partially offset by state and local income tax expense, non-deductible business operating expenses and the impact of recording incremental reserves for uncertain tax positions related to enactment of a Canadian tax law change, Canada Bill C-48, Technical Tax Amendments Act, 2012, which was effective as of June 26, 2013.

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

As of May 31, 2014, we determined, based on the available evidence, that it was uncertain whether we will be able to recognize certain deferred tax assets. Therefore, we intend to maintain the tax valuation allowances for those deferred tax assets until sufficient positive evidence (for example, cumulative positive foreign earnings or additional foreign source income)

exists to support their reversal. These valuation allowances relate to U.S. foreign tax credit carryforwards, U.S. capital loss carryforwards, and unrealized losses on securities, certain foreign net operating losses and net foreign deferred tax assets. A portion of the valuation allowance was associated with deferred tax assets recorded in purchase accounting for prior-year acquisitions.

Net Income Net income of $306.0 million for fiscal 2015 compares to net income of $109.9 million for fiscal 2013, reflecting the fiscal 2013 one-time charges previously discussed. Excluding those charges, adjusted net income during fiscal 2013 approximated $256.0 million. Net income as a percentage of net sales of 7.0% for fiscal 2014 compares with an adjusted net margin on sales of 6.3% for fiscal 2013. Net income for fiscal 2014 reflects the leverage of the organic growth in net sales of 5.3% versus net sales for fiscal 2013, as well as accretive acquisitions. During fiscal 2014, we had net income from noncontrolling interests of $14.3 million versus $11.3 million during fiscal 2013. Net income attributable to RPM International Inc. stockholders was $291.7 million for fiscal 2014, versus $98.6 million for fiscal 2013.

Diluted earnings per share of common stock for fiscal 2014 of $2.18 compares with $0.74 for fiscal 2013.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

Approximately $330.4 million of cash was provided by operating activities during fiscal 2015, compared with $278.1 million of cash that was provided during fiscal 2014, resulting in $52.3 million more cash provided during fiscal 2015 versus fiscal 2014.

The net change in cash from operations includes the change in net income, which decreased by $77.7 million during fiscal 2015 versus fiscal 2014, primarily reflecting a $106.2 million tax charge for the estimated future tax cost of repatriating undistributed foreign earnings. Other items impacting the net change in cash from operations were items adjusting net income for non-cash expenses and income, which included contingent consideration obligation reversals of $29.7 million during fiscal 2015. Reduced estimated tax payments as a result of the SPHC initial settlement payment had a favorable impact on cash flow for fiscal 2015. Changes in working capital accounts and all other accruals, including a $63.0 million payment on a contingency during fiscal 2014, provided approximately $50.9 million more cash flow during fiscal 2015 versus fiscal 2014.

The change in accounts receivable during fiscal 2015 used cash of $90.2 million versus $79.1 million of cash used by accounts receivable during fiscal 2014, or approximately $11.1 million more cash used year over year. This resulted from the timing of sales and collections on accounts receivable. Days sales outstanding at May 31, 2015 increased to 60.0 days from 58.8 days sales outstanding at May 31, 2014.

Inventory balances used $31.3 million of cash during fiscal 2015, compared with a use of $59.0 million in cash during fiscal 2014, or $27.7 million less cash used year over year. This resulted from the timing of purchases by retail customers. Days of inventory outstanding at May 31, 2015 increased to 78.4 days from 77.1 days of inventory outstanding at May 31, 2014.

The current year-to-date change in accounts payable used $58.5 million more cash during fiscal 2015 compared to fiscal 2014, resulting from a change in the timing of certain payments. Accrued compensation and benefits used approximately $20.5 million more cash during fiscal 2015 versus fiscal 2014, due to higher bonus payments during fiscal 2015 versus

34    RPM International Inc. and Subsidiaries

fiscal 2014. Other accruals and prepaids, including those for other short-term and long-term items and changes, provided $50.5 million more cash during fiscal 2015 versus fiscal 2014, primarily from reduced estimated tax payments as a result of SPHC initial settlement payment, offset by higher cash payments for legal and professional fees for the SPHC reconsolidation, combined with higher contributions to our pension plans during fiscal 2015 versus fiscal 2014.

Cash provided from operations, along with the use of available credit lines, as required, remain our primary sources of liquidity.

Investing Activities

Capital expenditures, other than for ordinary repairs and replacements, are made to accommodate our continued growth to achieve production and distribution efficiencies, expand capacity, introduce new technology, improve environmental health and safety capabilities, improve information systems, and enhance our administration capabilities. Capital expenditures of $85.4 million during fiscal 2015 compare with depreciation of $62.2 million. We believe our current production capacity, along with moderate plant modifications or additions will be adequate to meet our immediate needs based on anticipated growth rates. We are increasing our capital spending in fiscal 2016 in an effort to more aggressively invest in our internal growth initiatives, especially in overseas markets. We anticipate that additional shifts at our production facilities, coupled with the capacity added through acquisition activity and our planned increase in future capital spending levels, will enable us to meet increased demand throughout fiscal 2016.

Our captive insurance companies invest their excess cash in marketable securities in the ordinary course of conducting their operations, and this activity will continue. Differences in the amounts related to these activities on a year-over-year basis are primarily attributable to differences in the timing and performance of their investments balanced against amounts required to satisfy claims. At May 31, 2015, the fair value of our investments in marketable securities totaled $154.8 million, of which investments with a fair value of $59.0 million were in an unrealized loss position. At May 31, 2014, the fair value of our investments in marketable securities totaled $142.9 million, of which investments with a fair value of $35.5 million were in an unrealized loss position. The fair value of our portfolio of marketable securities is based on quoted market prices for identical, or similar, instruments in active or non-active markets or model-derived-valuations with observable inputs. We have no marketable securities whose fair value is subject to unobservable inputs. Total pretax unrealized losses recorded in accumulated other comprehensive income at May 31, 2015 and May 31, 2014 were $3.8 million and $1.4 million, respectively.

We regularly review our marketable securities in unrealized loss positions in order to determine whether or not we have the ability and intent to hold these investments. That determination is based upon the severity and duration of the decline, in addition to our evaluation of the cash flow requirements of our businesses. Unrealized losses at May 31, 2015 were generally related to the normal volatility in valuations over the past several months for a portion of our portfolio of investments in marketable securities. The unrealized losses generally relate to investments whose fair values at May 31, 2015 were less than 15% below their original cost or that have been in a loss position for less than six consecutive months. From time to time, we may experience significant volatility in general economic and market conditions. If we were to experience unrealized losses that were to continue for longer periods of time, or arise to more significant levels of unrealized losses within our portfolio of investments in marketable securities in the future, we may recognize additional other-than-temporary impairment losses.

Such potential losses could have a material impact on our results of operations in any given reporting period. As such, we continue to closely evaluate the status of our investments and our ability and intent to hold these investments.

As of May 31, 2015, approximately $159.5 million of our consolidated cash and cash equivalents were held at various foreign subsidiaries. Undistributed earnings held at our foreign subsidiaries that are considered permanently reinvested will be used, for instance, to expand operations organically or for acquisitions in foreign jurisdictions. Further, our operations in the U.S. generate sufficient cash flow to satisfy U.S. operating requirements.

It is possible that we could repatriate approximately $419.1 million of undistributed foreign earnings in the foreseeable future. Accordingly, as of May 31, 2015, we recorded a deferred income tax liability of $108.5 million, which represents our estimate of the U.S income and foreign withholding tax associated with the $419.1 million of unremitted foreign earnings. Due to the uncertainties and complexities involved in the various options for repatriation of foreign cash, including any associated governmental or other local restrictions, it is not practicable to calculate the deferred taxes associated with the remaining foreign earnings.

Financing Activities

Our available liquidity, including our cash and cash equivalents and amounts available under our committed credit facilities, stood at $963.8 million at May 31, 2015. Our debt-to-capital ratio was 56.2% at May 31, 2015, compared with 49.4% at May 31, 2014.

Revolving Credit Agreement

During fiscal 2015, we entered into an $800.0 million unsecured syndicated revolving credit facility (the “New Revolving Credit Facility”), which expires on December 5, 2019. The New Revolving Credit Facility replaced our prior $600.0 million revolving credit facility that was set to expire on June 29, 2017.

The New Revolving Credit Facility includes sublimits for the issuance of swingline loans, which are comparatively short-term loans used for working capital purposes and letters of credit. The aggregate maximum principal amount of the commitments under the New Revolving Credit Facility may be expanded upon our request, subject to certain conditions, up to $1.0 billion. The New Revolving Credit Facility is available to refinance existing indebtedness, to finance working capital and capital expenditures, to satisfy all or a portion of our obligations relating to the plan of reorganization for our SPHC subsidiary, and for general corporate purposes.

The New Revolving Credit Facility requires us to comply with various customary affirmative and negative covenants, including a leverage covenant and interest coverage ratio. Under the terms of the leverage covenant, we may not permit our consolidated indebtedness as of any fiscal quarter end to exceed 65% of the sum of such indebtedness and our consolidated shareholders’ equity on such date. The minimum required consolidated interest coverage ratio for EBITDA to interest expense is 3.50 to 1. The interest coverage ratio is calculated at the end of each fiscal quarter for the four fiscal quarters then ended.

As of May 31, 2015, we were in compliance with all covenants contained in our New Revolving Credit Facility, including the leverage and interest coverage ratio covenants. At that date, our leverage ratio was 54.8%, while our interest coverage ratio was 9.09 to 1. Our available liquidity under our New Revolving Credit Facility stood at $689.0 million at May 31, 2015.

RPM International Inc. and Subsidiaries     35

Our access to funds under our New Revolving Credit Facility is dependent on the ability of the financial institutions that are parties to the New Revolving Credit Facility to meet their funding commitments. Those financial institutions may not be able to meet their funding commitments if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests within a short period of time. Moreover, the obligations of the financial institutions under our New Revolving Credit Facility are several and not joint and, as a result, a funding default by one or more institutions does not need to be made up by the others.

Accounts Receivable Securitization Program

On May 9, 2014, we replaced our existing $150.0 million accounts receivable securitization program (which immediately prior to such replacement was assigned from Wells Fargo Bank, National Association to PNC Bank, National Association, as administrative agent) with a new, three-year, $200.0 million accounts receivable securitization facility (the “AR Program”). The AR Program was entered into pursuant to (1) a second amended and restated receivables sale agreement, dated as of May 9, 2014 (the “Sale Agreement”), among certain of our subsidiaries (the “Originators”), and RPM Funding Corporation, a special purpose entity (the “SPE”) whose voting interests are wholly owned by us, and (2) an amended and restated receivables purchase agreement, dated as of May 9, 2014 and subsequently amended on February 25, 2015 (the “Purchase Agreement”), among the SPE, certain purchasers from time to time party thereto (the “Purchasers”), and PNC Bank, National Association as administrative agent.

Under the Sale Agreement, the Originators may, during the term thereof, sell specified accounts receivable to the SPE, which may in turn, pursuant to the Purchase Agreement, transfer an undivided interest in such accounts receivable to the Purchasers. Once transferred to the SPE, such receivables are owned in their entirety by the SPE and are not available to satisfy claims of our creditors or creditors of the originating subsidiaries until the obligations owing to the participating banks have been paid in full. We indirectly hold a 100% economic interest in the SPE and will, along with our subsidiaries, receive the economic benefit of the AR Program. The transactions contemplated by the AR Program do not constitute a form of off-balance sheet financing, and will be fully reflected in our financial statements.

The maximum availability under the AR Program is $200.0 million. Availability is further subject to changes in the credit ratings of the Originator’s customers, customer concentration levels or certain characteristics of the accounts receivable being transferred and therefore at certain times we may not be able to fully access the $200.0 million of funding available under the AR Program. As of May 31, 2015, the outstanding balance under the AR Program was $100.0 million, which compares with the maximum availability on that date of $200.0 million.

The interest rate under the Purchase Agreement is based on the Alternate Base Rate, LIBOR Market Index Rate, one-month LIBOR or LIBOR for a specified tranche period, as selected by the SPE, at its option, plus in each case, a margin of 0.70%. In addition, as set forth in an Amended and Restated Fee Letter, dated May 9, 2014 (the “Fee Letter”), the SPE is obligated to pay a monthly unused commitment fee to the Purchasers based on the daily amount of unused commitments under the Agreement, which fee ranges from 0.30% to 0.50% based on usage.

The AR Program contains various customary affirmative and negative covenants and also contains customary default and termination provisions, which provide for acceleration of amounts owed under the AR Program upon the occurrence of certain specified events, including, but not limited to, failure by the SPE to pay interest and other amounts due, defaults on certain indebtedness, certain judgments, change in control, certain events negatively affecting the overall credit quality of transferred accounts receivable, bankruptcy and insolvency events, and failure by us to meet financial tests requiring maintenance of an interest coverage ratio, if applicable. If we do not maintain an investment grade public debt rating with at least two specified rating agencies, we must comply with the interest coverage ratio, which requires us not to permit the ratio, calculated at the end of each fiscal quarter for the four fiscal quarters then ended, of EBITDA, as defined in the AR Program, for such period to interest expense for such period, to be less than 3.5:1. This financial test, to the extent applicable, is substantively identical to a similar covenant already contained in our revolving credit facility.

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

The Convertible Notes will be convertible under certain circumstances and during certain periods at an initial conversion rate of 18.8905 shares of RPM common stock per $1,000 principal amount of notes (representing an initial conversion price of approximately $52.94 per share of common stock), subject to adjustment in certain circumstances. In April 2015, we declared a dividend in excess of $0.24 per share, and consequently, the adjusted conversion rate at May 31, 2015 was 18.9162. The initial conversion price represents a conversion premium of approximately 37% over the last reported sale price of RPM common stock of $38.64 on December 3, 2013. Prior to June 15, 2020, the Convertible Notes may be converted only upon specified events, and, thereafter, at any time. Upon conversion, the Convertible Notes may be settled, at RPM’s election, in cash, shares of RPM’s common stock, or a combination of cash and shares of RPM’s common stock.

We account for the liability and equity components of the Convertible Notes separately, and in a manner that will reflect our nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. The effective interest rate on the liability component is 3.92%. Contractual interest was $4.6 million and $2.2 million for fiscal 2015 and 2014, respectively, and amortization of the debt discount was $2.7 million and $1.2 million for fiscal 2015 and 2014, respectively. At May 31, 2015, the remaining period over which the debt discount will be amortized was 5.5 years, the unamortized debt discount was $16.8 million, and the carrying amount of the equity component was $20.7 million.

36    RPM International Inc. and Subsidiaries

3.45% Notes due 2022

On October 23, 2012, we sold $300 million aggregated principal amount of 3.45% Notes due 2022 (the “Notes”). The net proceeds of $297.7 million from the offering of the Notes were used to repay short-term borrowings outstanding under our $600 million revolving credit facility.

5.25% Notes due 2045

On May 26, 2015, we issued $250 million of 5.25% notes due 2045 (the “New Notes”). The New Notes were priced at 99.401% of the $250 million principal, and at that price, the New Notes have a yield to maturity of 5.29%. We will pay interest on the New Notes semi-annually on June 1st and December 1st of each year, and will begin doing so on December 1, 2015. Net proceeds of approximately $245.7 million from the offering of the New Notes were used to repay a portion of short-term borrowings outstanding under our New Revolving Credit Facility.

The following table summarizes our financial obligations and their expected maturities at May 31, 2015 and the effect such obligations are expected to have on our liquidity and cash flow in the periods indicated.

Contractual Obligations

	Total Contractual	Payments Due In
(In thousands)	Payment Stream	2016	2017-18	2019-20	After 2020
Long-term debt obligations	$1,656,075	$2,038	$349,507	$567,867	$736,663
Capital lease obligations	947	456	287	204
Operating lease obligations	208,390	50,726	68,959	30,506	58,199
Other long-term liabilities(1):
Interest payments on long-term debt obligations	673,633	65,338	143,800	104,495	360,000
Promissory note payments on 524(g) Trust	347,500		222,500	125,000
Contributions to pension and postretirement plans(2)	359,800	38,600	53,300	96,600	171,300
Total	$3,246,345	$157,158	$838,353	$924,672	$1,326,162

(1)	Excluded from other long-term liabilities are our gross long-term liabilities for unrecognized tax benefits, which totaled $17.8 million at May 31, 2015. Currently, we cannot predict with reasonable reliability the timing of cash settlements to the respective taxing authorities related to these liabilities.

(2)	These amounts represent our estimated cash contributions to be made in the periods indicated for our pension and postretirement plans, assuming no actuarial gains or losses, assumption changes or plan changes occur in any period. The projection results assume the required minimum contribution will be contributed. Amounts include the impact of the reconsolidation of SPHC as of January 1, 2015.

The U.S. dollar fluctuated throughout the year, and was stronger against other major currencies where we conduct operations at the fiscal year end versus the previous year end, causing an unfavorable change in the accumulated other comprehensive income (loss) (refer to Note J to the Consolidated Financial Statements) component of stockholders’ equity of $216.8 million this year versus a favorable change of $9.5 million last year. The change in fiscal 2015 was in addition to (unfavorable) net changes of $(14.7) million, $(0.3) million and $(5.5) million related to adjustments required for minimum pension and other postretirement liabilities, unrealized gains on derivatives and unrealized gains on securities, respectively.

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

Interest Rate Risk

Our primary interest rate risk exposure results from our floating rate debt, including various revolving and other lines of credit (refer to Note F, “Borrowings,” to the Consolidated Financial Statements). At May 31, 2015, approximately 12.74% of our debt was subject to floating interest rates.

If interest rates were to increase 100 bps from May 31, 2015 and, assuming no changes in debt from the May 31, 2015 levels, the additional annual interest expense would amount to approximately $2.1 million on a pretax basis. A similar increase in interest rates in fiscal 2014 would have resulted in approximately $0.02 million in additional interest expense.

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

RPM International Inc. and Subsidiaries     37

the United Kingdom, this effect has not generally been material. In addition, foreign debt is denominated in the respective foreign currency, thereby eliminating any related translation impact on earnings.

If the U.S. dollar were to strengthen, our foreign results of operations would be unfavorably impacted, but the effect is not expected to be material. A 10% change in foreign currency exchange rates would not have resulted in a material impact to net income for the years ended May 31, 2015 and 2014. We do not currently use financial derivative instruments for trading purposes, nor do we engage in foreign currency, commodity or interest rate speculation. However, we occasionally hedge against the risk of certain intercompany balances, third-party debt and interest transactions, and those hedging activities matured as of May 29, 2015.

FORWARD-LOOKING STATEMENTS

The foregoing discussion includes forward-looking statements relating to our business. These forward-looking statements, or other statements made by us, are made based on our expectations and beliefs concerning future events impacting us and are subject to uncertainties and factors (including those specified below), which are difficult to predict and, in many instances, are beyond our control. As a result, our actual results could differ materially from those expressed in or implied by any such forward-looking statements. These uncertainties and factors include (a) global markets and general economic conditions, including uncertainties surrounding the volatility in financial markets, the availability of capital and the effect of changes in interest rates, and the viability of banks and other financial institutions; (b) the prices, supply and capacity of raw materials, including assorted pigments, resins, solvents, and other natural gas- and oil-based materials; packaging, including plastic containers; and transportation services, including fuel surcharges; (c) continued growth in demand for our products; (d) legal, environmental and litigation risks inherent in our construction and chemicals businesses and risks related to the adequacy of our insurance coverage for such matters; (e) the effect of changes in interest rates; (f) the effect of fluctuations in currency exchange rates upon our foreign operations; (g) the effect of non-currency risks of investing in and conducting operations in foreign countries, including those relating to domestic and international political, social, economic and regulatory factors; (h) risks and uncertainties associated with our ongoing acquisition and divestiture activities; (i) risks related to the adequacy of our contingent liability reserves; and (j) other risks detailed in our filings with the Securities and Exchange Commission, including the risk factors set forth in our Annual Report on Form 10-K for the year ended May 31, 2015, as the same may be updated from time to time. We do not undertake any obligation to publicly update or revise any forward-looking statements to reflect future events, information or circumstances that arise after the filing date of this document.

38    RPM International Inc. and Subsidiaries

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

May 31,	2015	2014
Assets
Current Assets
Cash and cash equivalents	$174,711	$332,868
Trade accounts receivable (less allowances of $24,526 and $27,641, respectively)	956,211	873,946
Inventories	674,205	613,644
Deferred income taxes	29,892	22,281
Prepaid expenses and other current assets	264,827	219,556
Total current assets	2,099,846	2,062,295
Property, Plant and Equipment, at Cost	1,258,304	1,191,676
Allowance for depreciation and amortization	(668,658)	(658,871)
Property, plant and equipment, net	589,646	532,805
Other Assets
Goodwill	1,215,688	1,147,374
Other intangible assets, net of amortization	604,130	459,536
Deferred income taxes, non-current	5,685	7,943
Other	179,245	168,412
Total other assets	2,004,748	1,783,265
Total Assets	$4,694,240	$4,378,365
Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable	$512,165	$525,680
Current portion of long-term debt	2,038	5,662
Accrued compensation and benefits	169,370	173,846
Accrued loss reserves	22,016	27,487
Other accrued liabilities	197,647	204,411
Total current liabilities	903,236	937,086
Long-Term Liabilities
Long-term debt, less current maturities	1,654,037	1,345,965
Other long-term liabilities	752,821	466,659
Deferred income taxes	90,681	50,061
Total long-term liabilities	2,497,539	1,862,685
Stockholders’ Equity
Preferred stock, par value $0.01; authorized 50,000 shares; none issued
Common stock, par value $0.01; authorized 300,000 shares; issued 138,828 and outstanding 133,203 as of May 2015; issued 138,039 and outstanding 133,273 as of May 2014	1,332	1,333
Paid-in capital	872,127	790,102
Treasury stock, at cost	(124,928)	(85,400)
Accumulated other comprehensive (loss)	(394,135)	(156,882)
Retained earnings	936,996	833,691
Total RPM International Inc. stockholders’ equity	1,291,392	1,382,844
Noncontrolling Interest	2,073	195,750
Total equity	1,293,465	1,578,594
Total Liabilities and Stockholders’ Equity	$4,694,240	$4,378,365

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

RPM International Inc. and Subsidiaries     39

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

Year Ended May 31,	2015	2014	2013
Net Sales	$4,594,550	$4,376,353	$4,078,655
Cost of Sales	2,653,181	2,500,585	2,375,936
Gross Profit	1,941,369	1,875,768	1,702,719
Selling, General and Administrative Expenses	1,422,944	1,390,128	1,309,235
Loss Contingency	-	-	65,134
Restructuring Expense	-	-	20,072
Interest Expense	87,615	80,951	79,846
Investment (Income), Net	(18,577)	(15,715)	(6,178)
Other (Income) Expense, Net	(3,866)	(4,083)	57,719
Income Before Income Taxes	453,253	424,487	176,891
Provision for Income Taxes	224,925	118,503	67,040
Net Income	228,328	305,984	109,851
Less: Net (Loss) Income Attributable to Noncontrolling Interests	(11,156)	14,324	11,248
Net Income Attributable to RPM International Inc. Stockholders	$239,484	$291,660	$98,603
Average Number of Shares of Common Stock Outstanding:
Basic	129,933	129,438	128,956
Diluted	134,893	132,288	129,801
Earnings per Share of Common Stock Attributable to RPM International Inc. Stockholders:
Basic	$1.81	$2.20	$0.75
Diluted	$1.78	$2.18	$0.74
Cash Dividends Declared per Share of Common Stock	$1.020	$0.945	$0.890
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (In thousands)
Year Ended May 31,	2015	2014	2013
Net Income	$228,328	$305,984	$109,851
Other Comprehensive Income, Before Tax:
Foreign Currency Translation Adjustments	(222,255)	14,272	(7,963)
Pension and Other Postretirement Benefit Liabilities
Net (Loss) Gain Arising During the Period	(34,949)	(33,040)	27,514
Prior Service Cost Arising During the Period	-	1,087	-
Less: Amortization of Prior Service Cost Included in Net Periodic Pension Cost	86	200	310
Less: Amortization of Net Loss and Settlement Recognition	16,149	16,086	20,412
Effect of Exchange Rates on Amounts Included for Pensions	8,842	140	529
Pension and Other Postretirement Benefit Liability Adjustments	(9,872)	(15,527)	48,765
Unrealized Gains on Available-For-Sale Securities
Unrealized Holding (Losses) Gains During the Period	(2,025)	7,394	8,599
Less: Reclassification Adjustments for (Gains) Included in Net Income	(6,068)	(1,806)	(2,585)
Unrealized Gain (Loss) on Securities	(8,093)	5,588	6,014
Unrealized (Loss) on Derivatives	(946)	(1,463)	(15)
Other Comprehensive (Loss) Income, Before Tax	(241,166)	2,870	46,801
Income Tax Expense (Benefit) Related to Components of Other Comprehensive Income	8,927	4,976	(19,470)
Other Comprehensive (Loss) Income, After Tax	(232,239)	7,846	27,331
Comprehensive (Loss) Income	(3,911)	313,830	137,182
Less: Comprehensive (Loss) Income Attributable to Noncontrolling Interests	(15,742)	19,799	19,939
Comprehensive Income Attributable to RPM International Inc. Stockholders	$11,831	$294,031	$117,243

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

40    RPM International Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

Year Ended May 31,	2015	2014	2013
Cash Flows From Operating Activities:
Net income	$228,328	$305,984	$109,851
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	62,188	58,543	55,715
Amortization	36,988	31,526	30,621
Reversal of contingent consideration obligations	(29,665)
Impairment on investment in Kemrock			51,092
Loss contingency			65,134
Asset impairment charge	818		7,416
Other-than-temporary impairments on marketable securities	22	161	14,279
Deferred income taxes	97,502	6,572	(40,991)
Stock-based compensation expense	31,741	23,568	17,145
Other	(1,954)	(1,833)	(2,190)
Changes in assets and liabilities, net of effect from purchases and sales of businesses:
(Increase) in receivables	(90,230)	(79,080)	(6,853)
(Increase) in inventory	(31,348)	(59,001)	(40,079)
(Increase) decrease in prepaid expenses and other current and long-term assets	(4,590)	(12,586)	2,236
(Decrease) increase in accounts payable	(16,249)	42,216	70,803
(Decrease) increase in accrued compensation and benefits	(1,297)	19,193	(8,399)
(Decrease) in accrued loss reserves	(7,218)	(146)	(1,847)
Increase in other accrued liabilities	57,385	14,855	61,035
(Decrease) in contingent payment		(63,014)
Other	(1,973)	(8,809)	(16,514)
Cash From Operating Activities	330,448	278,149	368,454
Cash Flows From Investing Activities:
Capital expenditures	(85,363)	(93,792)	(91,367)
Acquisition of businesses, net of cash acquired	(467,573)	(39,248)	(397,425)
Purchase of marketable securities	(61,511)	(83,536)	(106,301)
Proceeds from sales of marketable securities	40,279	62,896	106,509
Proceeds from sales of assets and businesses	4,079	2,794	128
Other	10,636	1,175	11,052
Cash (Used For) Investing Activities	(559,453)	(149,711)	(477,404)
Cash Flows From Financing Activities:
Additions to long-term and short-term debt	460,560	208,532	300,902
Reductions of long-term and short-term debt	(162,318)	(215,011)	(49,376)
Cash dividends	(136,179)	(125,743)	(117,647)
Repurchase of stock	(39,528)	(12,906)	(3,014)
Payments of acquisition-related contingent consideration, less fair value adjustments	(22,179)	(5,000)
Exercise of stock options and awards, including tax benefit	8,560	11,934	7,285
Other	1,277	951
Cash From (Used For) Financing Activities	110,193	(137,243)	138,150
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(39,345)	(1,881)	(1,614)
Net Change in Cash and Cash Equivalents	(158,157)	(10,686)	27,586
Cash and Cash Equivalents at Beginning of Period	332,868	343,554	315,968
Cash and Cash Equivalents at End of Period	$174,711	$332,868	$343,554
Supplemental Disclosures of Cash Flows Information:
Cash paid during the year for:
Interest	$79,371	$81,505	$77,869
Income taxes	$27,486	$103,338	$106,043
Supplemental Schedule of Non-Cash Investing and Financing Activities:
Debt from business combinations	$-	$-	$1,377

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

RPM International Inc. and Subsidiaries     41

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands)

	Common Stock
	Number of Shares	Par/Stated Value	Paid-In Capital
Balance at June 1, 2012	131,555	$1,316	$742,895
Net income	-	-	-
Other comprehensive income	-	-	-
Dividends paid	-	-	-
Other noncontrolling interest activity	-	-	(3,809)
Stock option exercises	307	3	7,285
Stock compensation expense, shares granted less shares returned for taxes	734	7	17,134
Balance at May 31, 2013	132,596	1,326	763,505
Net income	-	-	-
Other comprehensive income	-	-	-
Dividends paid	-	-	-
Other noncontrolling interest activity	-	-	(21,876)
Stock option exercises	241	3	11,934
Stock compensation expense, shares granted less shares returned for taxes	436	4	23,561
Equity component convertible bond	-	-	13,470
Deferred financing convertible bond	-	-	(492)
Balance at May 31, 2014	133,273	1,333	790,102
Net income	-	-	-
Other comprehensive income	-	-	-
Dividends paid	-	-	-
Other noncontrolling interest activity	-	-	-
Increase in equity ownership of SPHC	-	-	41,724
Shares repurchased	(595)	(6)	6
Stock option exercises	59	1	8,560
Stock compensation expense, shares granted less shares returned for taxes	466	4	31,735
Balance at May 31, 2015	133,203	$1,332	$872,127

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

42    RPM International Inc. and Subsidiaries

Treasury Stock	Accumulated Other Comprehensive Income/(Loss)	Retained Earnings	Total RPM International Inc. Equity	Non-Controlling Interests	Total Equity
$(69,480)	$(177,893)	$686,818	$1,183,656	$130,327	$1,313,983
-	-	98,603	98,603	11,248	109,851
-	18,640	-	18,640	8,691	27,331
-	-	(117,647)	(117,647)	-	(117,647)
-	-	-	(3,809)	3,809	-
-	-	-	7,288	-	7,288
(3,014)	-	-	14,127	-	14,127
(72,494)	(159,253)	667,774	1,200,858	154,075	1,354,933
-	-	291,660	291,660	14,324	305,984
-	2,371	-	2,371	5,475	7,846
-	-	(125,743)	(125,743)	-	(125,743)
-	-	-	(21,876)	21,876	-
-	-	-	11,937	-	11,937
(12,906)	-	-	10,659	-	10,659
-	-	-	13,470	-	13,470
-	-	-	(492)	-	(492)
(85,400)	(156,882)	833,691	1,382,844	195,750	1,578,594
-	-	239,484	239,484	(11,156)	228,328
-	(227,653)	-	(227,653)	(4,586)	(232,239)
-	-	(136,179)	(136,179)	-	(136,179)
-	-	-	-	(668)	(668)
-	(9,600)	-	32,124	(177,267)	(145,143)
(27,588)	-	-	(27,588)	-	(27,588)
-	-	-	8,561	-	8,561
(11,940)	-	-	19,799	-	19,799
$(124,928)	$(394,135)	$936,996	$1,291,392	$2,073	$1,293,465

RPM International Inc. and Subsidiaries     43

Notes to Consolidated Financial Statements

May 31, 2015, 2014, 2013

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1) Consolidation, Noncontrolling Interests and Basis of Presentation

Our financial statements include all of our majority-owned subsidiaries, except for certain subsidiaries that were deconsolidated for the period from May 31, 2010 through December 31, 2014 (please refer to Note A[2]). We account for our investments in less-than-majority-owned joint ventures, for which we have the ability to exercise significant influence, under the equity method. Effects of transactions between related companies are eliminated in consolidation.

Our business is dependent on external weather factors.

Historically, we have experienced strong sales and net income in our first, second and fourth fiscal quarters comprising the three-month periods ending August 31, November 30 and May 31, respectively, with weaker performance in our third fiscal quarter (December through February).

Certain prior-year amounts have been reclassified to conform with current-year presentation.

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

2) Specialty Products Holding Corp. (“SPHC”)

Deconsolidation

Prior to May 31, 2010, Bondex International, Inc. (“Bondex”) and its parent, SPHC, were defendants in various asbestos-related bodily injury lawsuits filed in various state courts. These cases generally sought unspecified damages for asbestos-related diseases based on alleged exposures to asbestos-containing products. On May 31, 2010, Bondex and SPHC, filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) to reorganize under chapter 11 of the Bankruptcy Code. SPHC and Bondex took this action in an effort to permanently and comprehensively resolve all pending and future asbestos-related liability claims associated with Bondex and SPHC.

SPHC is our wholly owned subsidiary. In accordance with ASC 810, when a subsidiary becomes subject to the control of a government, court, administrator, or regulator, deconsolidation of that subsidiary is generally required. We therefore deconsolidated SPHC and its subsidiaries from our balance sheet as of May 31, 2010, and eliminated the results of SPHC’s operations from our results of operations beginning on that date. As a result of the chapter 11 reorganization proceedings, we accounted for our investment in SPHC under the cost method.

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

In determining the carrying value of any retained noncontrolling investment in SPHC at the date of deconsolidation, we considered several factors, including analyses of cash flows combined with various assumptions relating to the future performance of this entity and a discounted value of SPHC’s recorded asbestos-related contingent obligations based on information available to us as of the date of deconsolidation. The discounted cash flow approach relies primarily on Level 3 unobservable inputs, whereby expected future cash flows are discounted using a rate that includes assumptions regarding an entity’s average cost of debt and equity, incorporates expected future cash flows based on internal business plans, and applies certain assumptions about risk and uncertainties due to the bankruptcy filing. Our estimates were based upon assumptions we believed to be reasonable, but which by nature were uncertain and unpredictable. As a result of this analysis, we determined that the carrying value of our retained interest in SPHC approximated zero. Given the significant uncertainty related to the ultimate asbestos obligations, the carrying value remained at zero throughout the bankruptcy process including and up to the date just prior to the reconsolidation of SPHC.

As a result of the combined analyses of each of the components of our net investment in SPHC, we recorded a net loss of approximately $7.9 million, which was reflected in other expense, net, during the fourth fiscal quarter of the year ended May 31, 2010.

Reorganization Proceedings of Certain Subsidiaries

As discussed above, on May 31, 2010, Bondex and SPHC, filed voluntary petitions in the Bankruptcy Court to reorganize under chapter 11 of the Bankruptcy Code. Similarly, Republic Powdered Metals, Inc. (“Republic”) and NMBFiL, Inc. (“NMBFiL”), both of which are indirect wholly owned subsidiaries of RPM International Inc. (“RPM”), filed to reorganize under chapter 11 of the Bankruptcy Code in August 2014 to resolve all their pending and future asbestos-related liability claims. Both Republic and NMBFiL remained consolidated subsidiaries of RPM, considering the short-term nature of the bankruptcy and that RPM maintained control of them from a participating rights perspective.

On July 26, 2014, RPM, Bondex, SPHC, Republic and NMBFiL entered into settlement term sheets (the “Term Sheets”) with the representatives of current and future asbestos claimants (the “asbestos claimants”) setting forth the parties’ agreement in principal to resolve all present and future asbestos personal injury claims related to Bondex, SPHC, Republic and NMBFiL. The Term Sheets contemplated the filing of a plan or plans of reorganization with the Bankruptcy Court (the “Bankruptcy Plan”), which filing occurred on September 26, 2014. The Bankruptcy Plan was subject to approval of the asbestos claimants as well as the Bankruptcy Court and the U.S. District Court in Delaware.

44 RPM International Inc. and Subsidiaries

The Bankruptcy Plan was confirmed on December 10, 2014 and, effective as of December 23, 2014 (the “Effective Date”), Bondex, SPHC, Republic and NMBFiL emerged from bankruptcy. In accordance with the Bankruptcy Plan, trusts were established under Section 524(g) of the United States Bankruptcy Code (together, the “Trust”) and funded with first installments. Pursuant to the Bankruptcy Plan, the Trust assumed all liability and responsibility for current and future asbestos personal injury claims of Bondex, SPHC, Republic and NMBFiL, and such entities will have no further liability or responsibility for, and will (along with affiliates) be permanently protected from, such asbestos claims.

The Trust was funded with $450 million in cash and a promissory note, bearing no interest and maturing on or before the fourth anniversary of the Effective Date (the “Bankruptcy Note”). The net present value of the Bankruptcy Note, or $328.0 million, is classified as other long-term liabilities in our Consolidated Financial Statements at May 31, 2015. Borrowings under our $800.0 million revolving credit facility were used to fund the initial payment of $450 million, which is classified as long-term debt in our Consolidated Balance Sheets. A portion of the payments due under the Bankruptcy Note is secured by a right to the equity of Bondex and the other chapter 11 debtor entities. The Bankruptcy Plan, and Bankruptcy Note, provide for the following additional contributions to the Trust:

•	On or before the second anniversary of the Effective Date, an additional $102.5 million in cash, RPM stock or a combination thereof (at our discretion in this and all subsequent cases) will be deposited into the Trust;

•	On or before the third anniversary of the Effective Date, an additional $120 million in cash, RPM stock or a combination thereof will be deposited into the Trust; and

•	On or before the fourth anniversary of the Effective Date, a final payment of $125 million in cash, RPM stock or a combination thereof will be deposited into the Trust.

Total current and future contributions to the Trust are deductible for U.S. income tax purposes.

Effective with the filing of the Notice of Entry of Order confirming the Bankruptcy Plan, which required the funding of the Trust, we regained control of SPHC and its subsidiaries, and accordingly, we have accounted for the event as a business combination. The funding of the Trust represents the total consideration transferred in the transaction, or $772.6 million. The opening balance sheets are based upon closing balances as of December 31, 2014 and results of operations have been included in our consolidated financial statements beginning on January 1, 2015 (the “Accounting Effective Date”) forward, as we concluded that the activity occurring between the date control was obtained (December 23, 2014) and the Accounting Effective Date was not significant.

The fair values of SPHC and its subsidiaries have been determined as of January 1, 2015. Additionally, the fair value of RPM Holdco, of which SPHC owns 21.39% of the outstanding common stock, has been determined in order to account for our increase in ownership of the noncontrolling interest as an equity transaction. The total consideration has been allocated on a relative fair value basis between the noncontrolling interest in RPM Holdco, or approximately $208.4 million, and the net assets of SPHC, or approximately $564.2 million. The difference between the fair value of the noncontrolling interest in RPM Holdco and the carrying value of the noncontrolling interest was recorded as an equity transaction. The portion of the transaction accounted for as a business combination resulted in preliminary goodwill of $118.7 million and intangible assets of $176.0 million. The acquired intangible assets totaling $176.0 million comprises the following: $118.7 million of customer and distributor relationships, $2.0 million of definite-lived tradenames, $52.7 million of indefinite-lived tradenames and $2.6 million of formulas. Income tax assets of $271.7 million were recorded in connection with the deductibility of current and future contributions to the Trust. Additionally, deferred tax liabilities of $72.3 million were recorded for the excess of the fair value book basis of certain assets over the corresponding tax basis. The fair values of net tangible assets, intangible assets and the noncontrolling interest were based upon valuations, which required our significant use of estimates and assumptions. While the valuations of consideration transferred and total assets acquired and liabilities assumed are substantially complete, measurement period adjustments may be recorded in the future as we finalize certain fair value estimates. The primary areas that remain preliminary relate to the fair values of deferred income taxes. Pro forma financial information for the reconsolidation has not been included because this business combination, individually or aggregated with our other fiscal 2015 acquisitions, did not have a material impact on our financial position or results of operations as of and for the year ended May 31, 2015.

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

As described in Note A(2) above, effective January 1, 2015, we regained control of SPHC and its subsidiaries, and accordingly, we have accounted for a portion of the transaction as a business combination, while the other portion of the transaction relating to our increase in ownership of RPM Holdco has been accounted for as an equity transaction. The fair values of SPHC and its subsidiaries that were determined as of January 1, 2015, are described in more complete detail in Note A(2).

In addition to the reconsolidation of SPHC, during the fiscal year ended May 31, 2015, we completed six acquisitions. Four of the current-year acquisitions report through our industrial reportable segment, which included the following: a waterproofing products manufacturer in Brazil; a manufacturer of powder construction products based in Phoenix, Arizona; a manufacturer of firestopping products for the construction industry based in London, UK; and a manufacturer of high performance wood finishes based in Manchester, U.K. The other two acquisitions report through our consumer reportable segment, including the following: a producer of specialty cleaners based in Cumming, Georgia and a producer of aerosol paints based in Johannesburg, South Africa.

RPM International Inc. and Subsidiaries 45

During the fiscal year ended May 31, 2014, we completed four acquisitions. Two of the current-year acquisitions report through our consumer reportable segment, which included the following: a producer of specialty primers based in Westlake, Ohio; and a producer and marketer of premium concrete and wood deck floor coatings based in St. Paul, Minnesota. The other two product line acquisitions report through our industrial reportable segment and included the following: a Nova Scotia limited company that patented structural fibers used to replace steel fibers, welded wire mesh and conventional reinforcing bars in a wide variety of applications; and a producer of terrazzo tile, cork and rubber/cork floor tiles headquartered in Exton, Pennsylvania.

The purchase price for each acquisition has been allocated to the estimated fair values of the assets acquired and liabilities assumed as of the date of acquisition. Final determinations of the purchase price allocation for these acquisitions have been completed, and are aggregated by year of purchase in the following table:

	Fiscal 2015 Acquisitions		Fiscal 2014 Acquisitions
(In thousands)	Weighted-Average Intangible Asset Amortization Life (In Years)	Total	Weighted-Average Intangible Asset Amortization Life (In Years)	Total
Current assets		$27,533		$10,874
Property, plant and equipment		11,506		4,234
Goodwill	N/A	27,833	N/A	21,296
Tradenames - indefinite lives	N/A	7,209	N/A	2,000
Other intangible assets	14	26,781	14	19,462
Other long-term assets		202		-
Total Assets Acquired		$101,064		$57,866
Liabilities assumed		(28,363)		(18,361)
Net Assets Acquired		$72,701(1)		$39,505(2)

(1)	Figure includes cash acquired of $2.8 million.

(2)	Figure includes cash acquired of $0.3 million.

Our Consolidated Financial Statements reflect the results of operations of acquired businesses as of their respective dates of acquisition. Pro-forma results of operations for the years ended May 31, 2015 and May 31, 2014 were not materially different from reported results and, consequently, are not presented.

5) Foreign Currency

The functional currency for each of our foreign subsidiaries is its principal operating currency. Accordingly, for the periods presented, assets and liabilities have been translated using exchange rates at year end, while income and expense for the periods have been translated using a weighted-average exchange rate.

The resulting translation adjustments have been recorded in accumulated other comprehensive income (loss), a component of stockholders’ equity, and will be included in net earnings only upon the sale or liquidation of the underlying foreign investment, neither of which is contemplated at this time. Transaction gains and losses were immaterial during the fiscal year ended May 31, 2013, but increased during fiscal 2015 and 2014 due to the strengthening of the U.S. dollar, resulting in net transactional foreign exchange losses for fiscal 2015 and 2014 of approximately $22.3 million and $17.7 million.

6) Cash and Cash Equivalents

For purposes of the statement of cash flows, we consider all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. We do not believe we are exposed to any significant credit risk on cash and cash equivalents. The carrying amounts of cash and cash equivalents approximate fair value.

7) Property, Plant & Equipment

May 31,	2015	2014
(In thousands)

Land	$58,555	$50,245

Buildings and leasehold improvements	349,682	328,269

Machinery and equipment	850,067	813,162
Total property, plant and equipment, at cost	1,258,304	1,191,676

Less: allowance for depreciation and amortization	668,658	658,871
Property, plant and equipment, net	$589,646	$532,805

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

Depreciation is computed primarily using the straight-line method over the following ranges of useful lives:

Land improvements	3 to 40 years
Buildings and improvements	3 to 50 years
Machinery and equipment	1 to 30 years

Total depreciation expense for each fiscal period includes the charges to income that result from the amortization of assets recorded under capital leases.

46    RPM International Inc. and Subsidiaries

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

9) Shipping Costs

Shipping costs paid to third-party shippers for transporting products to customers are included in selling, general and administrative expenses. For the years ended May 31, 2015, 2014 and 2013, shipping costs were $142.9 million, $133.0 million and $125.6 million, respectively.

10) Allowance for Doubtful Accounts Receivable

An allowance for anticipated uncollectible trade receivable amounts is established using a combination of specifically identified accounts to be reserved and a reserve covering trends in collectibility. These estimates are based on an analysis of trends in collectibility and past experience, but are primarily made up of individual account balances identified as doubtful based on specific facts and conditions. Receivable losses are charged against the allowance when we confirm uncollectibility. Actual collections of trade receivables could differ from our estimates due to changes in future economic or industry conditions or specific customer’s financial conditions. For the periods ended May 31, 2015, 2014 and 2013, bad debt expense approximated $4.9 million, $7.6 million and $18.8 million, respectively. Included in bad debt expense during fiscal 2013 is $9.0 million recognized for amounts written off in relation to our loan to Kemrock.

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

May 31,	2015	2014
(In thousands)

Raw material and supplies	$235,649	$213,981

Finished goods	438,556	399,663
Total Inventory	$674,205	$613,644

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

We performed the required annual goodwill impairment assessments as of the first day of our fourth fiscal quarter at the reporting unit level. Our reporting units have been identified at the component level, which is the operating segment level or one level below. First, we assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The traditional two-step quantitative process is required only if we conclude that it is more likely than not that a reporting unit’s fair value is less than its carrying amount. However, we have an unconditional option to bypass a qualitative assessment and proceed directly to performing the traditional two-step quantitative analysis. We applied both the qualitative and traditional two-step quantitative processes during our annual goodwill impairment assessment performed during the fourth quarters of fiscal 2015, 2014 and 2013.

The traditional two-step quantitative goodwill impairment assessment involves estimating the fair value of a reporting unit and comparing it with its carrying amount. If the carrying amount of the reporting unit exceeds its fair value, additional steps are followed to determine and recognize, if appropriate, an impairment loss. Calculating the fair value of the reporting units requires our significant use of estimates and assumptions. We estimate the fair values of our reporting units by applying a combination of third-party market-value indicators, when observable market data is available, and discounted future cash flows to each of our reporting unit’s projected EBITDA. In applying this methodology, we rely on a number of factors, including actual and forecasted operating results and market data. As a result of the assessments performed for fiscal 2015, 2014 and 2013, there were no impairments, including no reporting units that were at risk of failing step one of the traditional two-step quantitative analysis.

Additionally, we test all indefinite-lived intangible assets for impairment annually. We perform the required annual impairment assessments as of the first day of our fourth fiscal quarter. During fiscal 2013, we adopted new FASB guidance that simplifies how an entity tests indefinite-lived intangible assets for impairment. It provides an option to first assess qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount. We applied both qualitative and quantitative processes during our annual indefinite-lived intangible asset impairment assessments performed during the fourth quarters of fiscal 2015, 2014 and 2013.

The annual impairment assessment involves estimating the fair value of each indefinite-lived asset and comparing it with its carrying amount. If the carrying amount of the intangible asset exceeds its fair value, we record an impairment loss equal to the difference. Calculating the fair value of the indefinite-lived assets requires our significant use of estimates and assumptions.

RPM International Inc. and Subsidiaries     47

We estimate the fair values of our intangible assets by applying a relief-from-royalty calculation, which includes discounted future cash flows related to each of our intangible asset’s projected revenues. In applying this methodology, we rely on a number of factors, including actual and forecasted revenues and market data. As a result of the assessments performed for fiscal 2015, 2014 and 2013, there were no impairments.

Should the future earnings and cash flows at our reporting units decline and/or discount rates increase, future impairment charges to goodwill and other intangible assets may be required.

13) Advertising Costs

Advertising costs are charged to operations when incurred and are included in SG&A expenses. For the years ended May 31, 2015, 2014 and 2013, advertising costs were $40.8 million, $49.6 million and $43.2 million, respectively.

14) Research and Development

Research and development costs are charged to operations when incurred and are included in selling, general and administrative expenses. The amounts charged to expense for the years ended May 31, 2015, 2014 and 2013 were $56.7 million, $54.6 million and $49.3 million, respectively.

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

16) Investment (Income), Net

Investment (income), net, consists of the following components:

Year Ended May 31,	2015	2014	2013
(In thousands)
Interest (income)	$(8,304)	$(6,327)	$(6,814)
(Gain) on sale of marketable securities	(8,692)	(7,353)	(11,664)
Other-than-temporary impairment on securities	22	161	14,279
Dividend (income)	(1,603)	(2,196)	(1,979)
Investment (income), net	$(18,577)	$(15,715)	$(6,178)

17) Other (Income) Expense, Net

Other (income) expense, net, consists of the following components:

Year Ended May 31,	2015	2014	2013
(In thousands)
Royalty (income), net	$(1,843)	$(1,195)	$(2,069)
Loss on Brazil operational repositioning	-	-	6,087
Loss on Kemrock conversion option	-	-	9,030
(Income) loss related to unconsolidated equity affiliates	(2,023)	(2,888)	44,671
Other (income) expense, net	$(3,866)	$(4,083)	$57,719

Equity in Income of Unconsolidated Affiliates

Beginning with our fiscal year ended May 31, 2007, we began purchasing shares of Kemrock Industries and Exports Limited (“Kemrock”) common stock. During our fiscal years ended May 31, 2011 and 2012, we had purchased additional shares of Kemrock common stock, and during fiscal 2012 our ownership had increased to 23% of Kemrock’s outstanding shares. Also during fiscal 2012, we entered into a GDR Purchase Agreement with Kemrock, whereby we purchased from Kemrock 693,072 GDRs of Kemrock for an aggregate purchase price of approximately $7.2 million. Lastly, during fiscal 2012, we invested $22.7 million in 5.5% convertible bonds issued by Kemrock. The bonds are convertible into ordinary shares or GDRs, each representing one ordinary share of Kemrock stock, and may be converted at any time on or after June 4, 2012 and up to the close of business on June 12, 2017.

Due to the presumption under GAAP that an entity with an ownership percentage greater than 20% has significant influence, and no other factors would refute that presumption, beginning in fiscal 2012 we began accounting for this investment under the equity method. Adjustments are made to our investment in order to recognize our share of Kemrock’s earnings as they occur, rather than as dividends or other distributions are received. Any changes in our proportionate share of the underlying equity of Kemrock, which could result from their issuance of additional equity securities, are recognized as increases or decreases in shareholders’ equity, net of any related tax effects.

We account for our equity method investment in Kemrock under ASC 323, “Investments – Equity Method and Joint Ventures.” As outlined in ASC 323-10-35-32, a decline in the quoted market price below the carrying amount, when combined with other evidence of a loss in value, may be indicative of a loss in value that is other than temporary. In consideration of all available evidence to evaluate the realizable value of our equity investment, including a decline in the market price of shares of Kemrock stock, the financial condition and near term prospects of Kemrock, and the overall economic situation in India, we determined that it was appropriate to record an impairment loss during fiscal 2013 of approximately $55.9 million on our equity method investment, which is classified in other (income) expense, net in our Consolidated Statements of Income. We also recorded a loss of approximately $13.7 million for the write-down of our investment in Kemrock convertible bonds, which is classified in investment (income) expense, net, in our Consolidated Statements of Income.

Our investment in Kemrock had no carrying value at May 31, 2015 or 2014.

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

48    RPM International Inc. and Subsidiaries

As a result of our repositioning of certain of our industrial segment operations in Brazil, we incurred a loss of approximately $6.1 million during our fiscal year ended May 31, 2013. Included in the loss was the impact of an adjustment for accumulated foreign currency translation. This non-cash charge was previously recorded as an unrealized foreign exchange loss in our currency translation account as a component of other comprehensive income.

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

During the third quarter of our fiscal year ended May 31, 2015, we reviewed our permanent investment assertion under ASC 740-30 regarding a portion of our undistributed foreign earnings, which were previously considered to be indefinitely reinvested outside the U.S. More specifically, during the quarter, we concluded that it is possible that $347.5 million of unremitted foreign earnings could be repatriated to the U.S. in the foreseeable future to fund the aforementioned payments due under the Bankruptcy Note. Consistent with ASC 740-30, a provision for deferred income taxes of $106.2 million was recorded, which represents our estimate of the tax cost, net of related foreign tax credits, associated with remitting these earnings back to the U.S.

As of May 31, 2015, it is possible that we could repatriate a total of approximately $419.1 million of undistributed foreign earnings in the foreseeable future. This is comprised of the above noted $347.5 million, $39.2 million of remaining earnings that have been disclosed as previously subject to tax in the U.S., and $32.4 million of the SPHC Group’s undistributed foreign earnings, which were not considered to be permanently reinvested. A total deferred tax liability of $108.5 million was recorded, which represents our estimate of the U.S. and foreign withholding tax associated with these unremitted earnings. We have not provided for U.S. income and foreign withholding taxes on the remaining foreign subsidiaries’ undistributed earnings of approximately $864.0 million because such earnings have been retained and reinvested by the subsidiaries as of May 31, 2015. Accordingly, no provision has been made for U.S. income taxes or foreign withholding taxes, which may become payable if the remaining undistributed earnings of foreign subsidiaries were paid to us as dividends. The additional income taxes and applicable withholding taxes that would result had such earnings actually been repatriated are not practically determinable.

19) Earnings Per Share of Common Stock

Earnings per share (EPS) is computed using the two-class method. The two-class method determines EPS for each class of common stock and participating securities according to dividends and dividend equivalents and their respective participation rights in undistributed earnings. Our unvested share-based payment awards that contain rights to receive non-forfeitable dividends are considered participating securities. Basic EPS of common stock is computed by dividing net income by the weighted-average number of shares of common stock outstanding for the period. Diluted EPS of common stock is computed on the basis of the weighted-average number of shares of common stock, plus the effect of dilutive potential shares of common stock outstanding during the period using the treasury stock method. Dilutive potential shares of common stock include outstanding stock options, stock awards and convertible notes. See Note K, “Earnings Per Share of Common Stock,” for additional information.

20) Other Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers,” which establishes a comprehensive revenue recognition standard for virtually all industries in U.S. GAAP. The new standard will apply for annual periods beginning after December 15, 2017, including interim periods therein. Early adoption is permitted only as of annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. We have not yet determined the effects, if any, adoption of this update may have on our Consolidated Financial Statements.

In April 2015, the FASB issued ASU 2015-03 “Interest-Imputation of Interest,” which changes the presentation of debt issuance costs in financial statements and specifies that debt issuance costs related to a note shall be reported in the balance sheet as a direct deduction from the face amount of the note. The guidance does not change the current requirements surrounding the recognition and measurement of debt issuance costs, and the amortization of debt issuance costs will continue to be reported as interest expense. The guidance is effective for years and interim periods within those fiscal years beginning after December 15, 2015. Early adoption is allowed for all entities and the new guidance shall be applied to all prior periods retrospectively. We do not expect the adoption of this guidance to have a significant impact on our consolidated financial position and results of operations, although it will change the financial statement classification of the deferred debt cost. As of May 31, 2015, we had $3.0 million and $11.5 million of current and long-term net deferred debt costs, respectively. As of May 31, 2014, we had $2.8 million and $9.9 million of current and long-term net deferred debt costs, respectively. Current and long-term deferred debt costs are included in our consolidated balance sheets and are reflected in prepaid expenses and other current assets, and other long-term assets, respectively. Under the new guidance, the net deferred debt costs would offset the carrying amount of the respective debt on the Consolidated Balance Sheets.

21) Subsequent Event

Business Segment Information

RPM reports the results of its operations through two reportable segments: the industrial reportable segment and the consumer reportable segment. Effective July 21, 2015, our Board approved the realignment of certain businesses and management structure to recognize how we allocate resources and analyze the operating performance of our operating segments. This realignment did not change our reportable segments at May 31, 2015. Rather, our periodic filings beginning with our first quarter ending August 31, 2015 will include historical segment results reclassified to reflect the effect of this realignment.

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

RPM International Inc. and Subsidiaries     49

plans. The timing of associated cash payments is dependent upon the type of restructuring charge and can extend over a multi-year period. We record the short-term portion of our restructuring liability in other accrued liabilities and the long-term portion, if any, in other long-term liabilities in our Consolidated Balance Sheets.

Fiscal 2013 Plans

In May 2013, we approved a restructuring plan for one of our consumer operating segments designed to eliminate duplicative processes and overhead and to exit certain processes and product lines. This restructuring plan allowed management to refocus its attention on faster growing brands within the consumer operating segment. In connection with this plan, we recorded aggregate charges of approximately $15.6 million during the year ended May 31, 2013, of which approximately $8.2 million related to the elimination of 133 positions and approximately $7.4 million resulted from the shutdown of two manufacturing facilities. The facilities have been closed and are awaiting sale. Related severance payments were paid in full prior to the end of fiscal 2015. In addition, there were approximately $3.9 million of inventory markdowns, which were reflected in Cost of Sales in our Consolidated Statements of Income during the year ended May 31, 2013.

Additionally, one of our industrial operating businesses adopted a restructuring plan designed to simplify business processes, accelerate innovation and deliver better results for customers, employees and stockholders. This plan eliminated approximately 34 positions. Severance payments were paid out in full prior to the end fiscal 2015. In connection with the plan, we recorded aggregate charges of approximately $4.5 million during the year ended May 31, 2013, all of which related to workforce reductions.

NOTE C — GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amount of goodwill, by reportable segment, for the years ended May 31, 2015 and 2014, are as follows:

(In thousands)	Industrial Segment	Consumer Segment	Total
Balance as of June 1, 2013	$564,818	$549,013	$1,113,831
Acquisitions	3,147	18,149	21,296
Translation adjustments	4,193	8,054	12,247
Balance as of May 31, 2014	572,158	575,216	1,147,374
Acquisitions	17,043	10,790	27,833
SPHC reconsolidation	118,713		118,713
Translation adjustments	(65,279)	(12,953)	(78,232)
Balance as of May 31, 2015	$642,635	$573,053	$1,215,688

Total accumulated impairment losses were $14.9 million at May 31, 2015 and 2014, which was recorded during the fiscal year ended May 31, 2009 by our industrial reportable segment.

Other intangible assets consist of the following major classes:

(In thousands)	Amortization Period (In Years)	Gross Carrying Amount	Accumulated Amortization	Net Other Intangible Assets
As of May 31, 2015
Amortized intangible assets
Formulae	3 to 33	$229,721	$131,031	$98,690
Customer-related intangibles	3 to 33	324,867	91,104	233,763
Trademarks/names	3 to 40	33,985	14,550	19,435
Other	2 to 40	46,789	25,817	20,972
Total Amortized Intangibles		635,362	262,502	372,860
Indefinite-lived intangible assets
Trademarks/names		231,270		231,270
Total Other Intangible Assets		$866,632	$262,502	$604,130
As of May 31, 2014
Amortized intangible assets
Formulae	3 to 33	$226,200	$124,413	$101,787
Customer-related intangibles	3 to 33	201,968	80,667	121,301
Trademarks/names	3 to 40	33,219	15,435	17,784
Other	2 to 40	57,476	30,329	27,147
Total Amortized Intangibles		518,863	250,844	268,019
Indefinite-lived intangible assets
Trademarks/names		191,517		191,517
Total Other Intangible Assets		$710,380	$250,844	$459,536

The aggregate intangible asset amortization expense for the fiscal years ended May 31, 2015, 2014 and 2013 was $32.9 million, $28.2 million and $27.7 million, respectively. For the next five fiscal years, we estimate annual intangible asset amortization expense related to our existing intangible assets to approximate the following: 2016 — $39.3 million, 2017 — $38.9 million, 2018 — $37.9 million, 2019 — $37.4 million and 2020 — $35.4 million.

50    RPM International Inc. and Subsidiaries

NOTE D — MARKETABLE SECURITIES

The following tables summarize marketable securities held at May 31, 2015 and May 31, 2014 by asset type:

	Available-For-Sale Securities
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value (Net Carrying Amount)
May 31, 2015
Equity securities:
Stocks - foreign	$3,722	$339	$(85)	$3,976
Stocks - domestic	34,368	5,649	(559)	39,458
Mutual funds - foreign	32,657	2,114	(230)	34,541
Mutual funds - domestic	56,442	228	(2,779)	53,891
Total equity securities	127,189	8,330	(3,653)	131,866
Fixed maturity:
U.S. treasury and other government	21,340	171	(162)	21,349
Corporate bonds	1,218	171	-	1,389
Foreign bonds	36	2	-	38
Mortgage-backed securities	81	47	-	128
Total fixed maturity securities	22,675	391	(162)	22,904
Total	$149,864	$8,721	$(3,815)	$154,770

	Available-For-Sale Securities
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value (Net Carrying Amount)
May 31, 2014
Equity securities:
Stocks - foreign	$984	$669	$(20)	$1,633
Stocks - domestic	31,071	8,965	(132)	39,904
Mutual funds - foreign	30,541	2,799	-	33,340
Mutual funds - domestic	44,242	1,790	(1,109)	44,923
Total equity securities	106,838	14,223	(1,261)	119,800
Fixed maturity:
U.S. treasury and other government	21,156	152	(164)	21,144
Corporate bonds	1,544	212	-	1,756
Foreign bonds	37	3	-	40
Mortgage-backed securities	85	55	-	140
Total fixed maturity securities	22,822	422	(164)	23,080
Total	$129,660	$14,645	$(1,425)	$142,880

Marketable securities, included in other current and long-term assets totaling $69.3 million and $85.5 million at May 31, 2015, respectively, and included in other current and long-term assets totaling $71.9 million and $71.0 million at May 31, 2014, respectively, are composed of available-for-sale securities and are reported at fair value. We carry a portion of our marketable securities portfolio in long-term assets since they are generally held for the settlement of our general and product liability insurance claims processed through our wholly owned captive insurance subsidiaries.

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

Gross gains realized on sales of investments were $8.8 million and $7.5 million for the years ended May 31, 2015 and 2014, respectively. During fiscal 2015 and 2014, we recognized gross realized losses on sales of investments of $0.1 million. We recognized losses of approximately $0.2 million for securities deemed to have other-than-temporary impairments during fiscal 2014. During fiscal 2015, such losses were insignificant. These amounts are included in investment (income), net in the Consolidated Statements of Income.

RPM International Inc. and Subsidiaries     51

Summarized below are the securities we held at May 31, 2015 and 2014 that were in an unrealized loss position and that were included in accumulated other comprehensive income, aggregated by the length of time the investments had been in that position:

	May 31, 2015		May 31, 2014
(In thousands)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Total investments with unrealized losses	$58,978	$ (3,815)	$35,465	$ (1,425)
Unrealized losses with a loss position for less than 12 months	32,693	(1,441)	16,611	(845)
Unrealized losses with a loss position for more than 12 months	26,285	(2,374)	18,854	(580)

We have reviewed all of the securities included in the table above and have concluded that we have the ability and intent to hold these investments until their cost can be recovered, based upon the severity and duration of the decline. Therefore, we did not recognize any other-than-temporary impairment losses on these investments. The unrealized losses generally relate to investments whose fair values at May 31, 2015 were less than 15% below their original cost. From time to time, we may experience significant volatility in general economic and market conditions. If we were to experience unrealized losses that were to continue for longer periods of time, or arise to more significant levels of unrealized losses within our portfolio of investments in marketable securities in the future, we may recognize additional other-than-temporary impairment losses. Such potential losses could have a material impact on our results of operations in any given reporting period. As such, we continue to closely evaluate the status of our investments and our ability and intent to hold these investments.

The net carrying values of debt securities at May 31, 2015, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

(In thousands)	Amortized Cost	Fair Value
Due:
Less than one year	$ 2,835	$2,858
One year through five years	16,416	16,395
Six years through ten years	2,192	2,227
After ten years	1,232	1,424
	$ 22,675	$22,904

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

(In thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at May 31, 2015
U.S. Treasury and other government	$-	$21,349	$-	$21,349
Foreign bonds		38		38
Mortgage-backed securities		128		128
Corporate bonds		1,389		1,389
Stocks - foreign	3,976			3,976
Stocks - domestic	39,458			39,458
Mutual funds - foreign		34,541		34,541
Mutual funds - domestic		53,891		53,891
Foreign currency forward contract		(6,369)		(6,369)
Contingent consideration			(27,598)	(27,598)
Total	$43,434	$104,967	$(27,598)	$120,803

52    RPM International Inc. and Subsidiaries

(In thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at May 31, 2014
U.S. Treasury and other government	$-	$21,144	$-	$21,144
Foreign bonds		40		40
Mortgage-backed securities		140		140
Corporate bonds		1,756		1,756
Stocks - foreign	1,633			1,633
Stocks - domestic	39,904			39,904
Mutual funds - foreign		33,340		33,340
Mutual funds - domestic		44,923		44,923
Foreign currency forward contract		2,582		2,582
Cross-currency swap		(19,550)		(19,550)
Contingent consideration			(81,296)	(81,296)
Total	$41,537	$84,375	$(81,296)	$44,616

Our marketable securities are primarily composed of available-for-sale securities, and are valued using a market approach. The availability of inputs observable in the market varies from instrument to instrument and depends on a variety of factors including the type of instrument, whether the instrument is actively traded, and other characteristics particular to the transaction. For most of our financial instruments, pricing inputs are readily observable in the market, the valuation methodology used is widely accepted by market participants, and the valuation does not require significant management discretion. For other financial instruments, pricing inputs are less observable in the market and may require management judgment.

We entered into a cross-currency swap, which was originally designed to fix our interest and principal payments in euros for the life of our unsecured 6.70% senior notes due November 1, 2015, and resulted in an effective euro fixed-rate borrowing of 5.31%. The basis for determining the rates for this swap included three legs at the inception of the agreement: the U.S. dollar (USD) fixed rate to a USD floating rate; the euro floating to euro fixed rate; and the dollar to euro basis fixed rate at inception. Therefore, we essentially exchanged fixed payments denominated in USD for fixed payments denominated in euros, paying fixed euros at 5.31% and receiving fixed USD at 6.70% The rates included in this swap were based upon observable market data, but were not quoted market prices, and therefore, the cross-currency swap was considered a Level 2 liability on the fair value hierarchy. The payments were based on the notional principal amounts of $150 million and approximately 125 million euros. Pursuant to our issuance of the Redemption Notice to the holders thereof on April 28, 2015, the 6.70% Senior Notes issued by RPM United Kingdom G.P., which were due to mature on November 1, 2015, were redeemed on May 29, 2015. There was an exchange of the notional amounts at the time of redemption, which resulted in net proceeds of $14.6 million. The net proceeds are classified in Cash From Operating Activities in our Consolidated Statements of Cash Flows.

At May 31, 2015, we had a foreign currency forward contract with a fair value of approximately $6.4 million, which is classified in other accrued liabilities in our Consolidated Balance Sheets. At May 31, 2014, we had a foreign currency forward contract with a fair value of approximately $2.6 million, which is classified in other current assets in our Consolidated Balance Sheets. Our foreign currency forward contract, which has not been designated as a hedge, was designed to reduce our exposure to the changes in the cash flows of intercompany foreign-currency-denominated loans related to changes in foreign currency exchange rates by fixing the functional currency cash flows. The foreign exchange rates included in the forward contract are based upon observable market data, but are not quoted market prices, and therefore, the forward currency forward contract is considered a Level 2 liability on the fair value hierarchy.

The contingent consideration represents the estimated fair value of the additional variable cash consideration payable in connection with recent acquisitions that is contingent upon the achievement of certain performance milestones. We estimated the fair value using expected future cash flows over the period in which the obligation is expected to be settled, and applied a discount rate that appropriately captures a market participant’s view of the risk associated with the obligation, which are considered to be Level 3 inputs. During fiscal 2015, we reversed approximately $29.7 million for contingent earnout targets that were not met, or are not expected to be met, and we paid approximately $24.8 million for settlements of contingent consideration obligations relating to certain performance milestones that were established in prior periods and achieved during the current period. Also during fiscal 2015, we added approximately $0.8 million to the accrual for contingent earnouts, which related to an acquisition completed by the SPHC Group prior to reconsolidation. The reversals are reflected in SG&A in our Consolidated Statements of Income.

The carrying value of our current financial instruments, which include cash and cash equivalents, marketable securities, trade accounts receivable, accounts payable and short-term debt approximates fair value because of the short-term maturity of these financial instruments. At May 31, 2015 and May 31, 2014, the fair value of our long-term debt was estimated using active market quotes, based on our current incremental borrowing rates for similar types of borrowing arrangements, which are considered to be Level 2 inputs. Based on the analysis performed, the fair value and the carrying value of our financial instruments and long-term debt as of May 31, 2015 and May 31, 2014 are as follows:

	At May 31, 2015
(In thousands)	Carrying Value	Fair Value
Cash and cash equivalents	$174,711	$174,711
Marketable equity securities	131,866	131,866
Marketable debt securities	22,904	22,904
Long-term debt, including current portion	1,656,075	1,783,962

	At May 31, 2014
(In thousands)	Carrying Value	Fair Value
Cash and cash equivalents	$332,868	$332,868
Marketable equity securities	119,800	119,800
Marketable debt securities	23,080	23,080
Long-term debt, including current portion	1,351,627	1,516,062

RPM International Inc. and Subsidiaries     53

NOTE F — BORROWINGS

A description of long-term debt follows:

May 31,	2015	2014
(In thousands)
Revolving credit facility with a syndicate of banks, through December 5, 2019(1)	$111,043	$2,090
Accounts Receivable Securitization Program with two banks, through May 9, 2017	100,000
Unsecured 6.70% senior notes due November 1, 2015(2)	-	150,000
Unsecured 6.50% senior notes due February 14, 2018(3)	248,996	248,627
Unsecured 6.125% senior note due October 15, 2019(4)	456,802	458,163
Unsecured $205,000 face value at maturity 2.25% senior convertible notes due December 15, 2020	188,158	185,474
Unsecured 3.45% senior notes due November 15, 2022	300,000	300,000
Unsecured 5.25% notes due June 1, 2045(5)	248,504	-
Other obligations, including capital leases and unsecured notes payable at various rates of interest due in installments through 2017	2,572	7,273
	1,656,075	1,351,627
Less: current portion	2,038	5,662
Total Long-Term Debt, Less Current Maturities	$1,654,037	$1,345,965

(1)	Interest was tied to AUD LIBOR at May 31, 2015, and averaged 3.095% for AUD denominated debt ($10,316), 1.075% on EUR denominated debt ($16,490), 1.265% on Euro LIBOR denominated debt ($70,000) and 1.259% on our swing-line ($14,237). Interest was tied to AUD LIBOR at May 31, 2014, and averaged 3.96% for AUD denominated debt.

(2)	We entered into a cross-currency swap, which fixed the interest and principal payments in euros, resulting in an effective fixed-rate borrowing of 5.31%. Pursuant to the Redemption Notice issued to the holders thereof by the Company on April 28, 2015, the 6.70% Senior Notes issued by RPM United Kingdom G.P., which were due to mature on November 1, 2015, were redeemed on May 29, 2015.

(3)	The $250.0 million aggregate principal amount of the notes due 2018 is adjusted for the amortization of the original issue discount, which approximated $1.0 million and $1.4 million at May 31, 2015 and 2014, respectively. The original issue discount effectively reduced the ultimate proceeds from the financing. The effective interest rate on the notes, including the amortization of the discount, is 6.704% for both years presented.

(4)	Includes the combination of the October 2009 initial issuance of $300.0 million aggregate principal amount and the May 2011 issuance of an additional $150.0 million aggregate principal amount of these notes. The $300.0 million aggregate principal amount of the notes due 2019 from the initial issuance is adjusted for the amortization of the original issue discount, which approximated $0.1 million and $0.2 million at May 31, 2015 and 2014. The original issue discount effectively reduced the ultimate proceeds from the October 2009 financing. The effective interest rate on the notes issued in October 2009, including the amortization of the discount, is 6.139%. The additional $150.0 million aggregate principal amount of the notes due 2019 issued in May 2011 is adjusted for the unamortized premium received at issuance, which approximated $6.9 million and $8.3 million at May 31, 2015 and 2014, respectively. The premium effectively increased the proceeds from the financing. The effective interest rate on the $150.0 million notes issued in May 2011 is 4.934%.

(5)	The $250.0 million face amount of the notes due 2045 is adjusted for the amortization of the original issue discount, which approximated $1.5 million at May 31, 2015. The original issue discount effectively reduced the ultimate proceeds from the financing. The effective interest rate on the notes, including the amortization of the discount, is 5.29%.

The aggregate maturities of long-term debt for the five years subsequent to May 31, 2015 are as follows: 2016 — $2.0 million; 2017 — $100.4 million; 2018 — $249.1 million; 2019 — $0; 2020 — $567.9 million and thereafter $736.7 million. Additionally, at May 31, 2015, we had unused lines of credit totaling $789.0 million.

Our available liquidity, including our cash and cash equivalents and amounts available under our committed credit facilities, stood at $963.8 million at May 31, 2015. Our debt-to-capital ratio was 56.2% at May 31, 2015, compared with 49.4% at May 31, 2014.

Revolving Credit Agreement

During fiscal 2015, we entered into an $800.0 million unsecured syndicated revolving credit facility (the “New Revolving Credit Facility”), which expires on December 5, 2019. The New Revolving Credit Facility replaced our prior $600.0 million revolving credit facility that was set to expire on June 29, 2017.

The New Revolving Credit Facility includes sublimits for the issuance of swingline loans, which are comparatively short-term loans used for working capital purposes and letters of credit. The aggregate maximum principal amount of the commitments under the New Revolving Credit Facility may be expanded upon our request, subject to certain conditions, up to $1.0 billion. The New Revolving Credit Facility is available to refinance existing indebtedness, to finance working capital and capital expenditures, to satisfy all or a portion of our obligations relating to the plan of reorganization for our SPHC subsidiary, and for general corporate purposes.

The New Revolving Credit Facility requires us to comply with various customary affirmative and negative covenants, including a leverage covenant and interest coverage ratio. Under the terms of the leverage covenant, we may not permit our consolidated indebtedness as of any fiscal quarter end to exceed 65% of the sum of such indebtedness and our consolidated shareholders’ equity on such date. The minimum required consolidated interest coverage ratio for EBITDA to interest expense is 3.50 to 1. The interest coverage ratio is calculated at the end of each fiscal quarter for the four fiscal quarters then ended.

As of May 31, 2015, we were in compliance with all covenants contained in our New Revolving Credit Facility, including the leverage and interest coverage ratio covenants. At that date, our leverage ratio was 54.8%, while our interest coverage ratio was 9.09 to 1. Our available liquidity under our New Revolving Credit Facility stood at $689.0 million at May 31, 2015.

Our access to funds under our New Revolving Credit Facility is dependent on the ability of the financial institutions that are parties to the New Revolving Credit Facility to meet their funding commitments. Those financial institutions may not be able to meet their funding commitments if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests within a short period of time. Moreover, the obligations of the financial institutions under our New Revolving Credit Facility are several and not joint and, as a result, a funding default by one or more institutions does not need to be made up by the others.

54    RPM International Inc. and Subsidiaries

Accounts Receivable Securitization Program

On May 9, 2014, we replaced our existing $150.0 million accounts receivable securitization program (which immediately prior to such replacement was assigned from Wells Fargo Bank, National Association to PNC Bank, National Association, as administrative agent) with a new, three-year, $200.0 million accounts receivable securitization facility (the “AR Program”). The AR Program was entered into pursuant to (1) a second amended and restated receivables sale agreement, dated as of May 9, 2014 (the “Sale Agreement”), among certain of our subsidiaries (the “Originators”), and RPM Funding Corporation, a special purpose entity (the “SPE”) whose voting interests are wholly owned by us, and (2) an amended and restated receivables purchase agreement, dated as of May 9, 2014 and subsequently amended on February 25, 2015 (the “Purchase Agreement”), among the SPE, certain purchasers from time to time party thereto (the “Purchasers”), and PNC Bank, National Association as administrative agent.

Under the Sale Agreement, the Originators may, during the term thereof, sell specified accounts receivable to the SPE, which may in turn, pursuant to the Purchase Agreement, transfer an undivided interest in such accounts receivable to the Purchasers. Once transferred to the SPE, such receivables are owned in their entirety by the SPE and are not available to satisfy claims of our creditors or creditors of the originating subsidiaries until the obligations owing to the participating banks have been paid in full. We indirectly hold a 100% economic interest in the SPE and will, along with our subsidiaries, receive the economic benefit of the AR Program. The transactions contemplated by the AR Program do not constitute a form of off-balance sheet financing, and will be fully reflected in our financial statements.

The maximum availability under the AR Program is $200.0 million. Availability is further subject to changes in the credit ratings of the Originator’s customers, customer concentration levels or certain characteristics of the accounts receivable being transferred and therefore at certain times we may not be able to fully access the $200.0 million of funding available under the AR Program. As of May 31, 2015, the outstanding balance under the AR Program was $100.0 million, which compares with the maximum availability on that date of $200.0 million.

The interest rate under the Purchase Agreement is based on the Alternate Base Rate, LIBOR Market Index Rate, one-month LIBOR or LIBOR for a specified tranche period, as selected by the SPE, at its option, plus in each case, a margin of 0.70%. In addition, as set forth in an Amended and Restated Fee Letter, dated May 9, 2014 (the “Fee Letter”), the SPE is obligated to pay a monthly unused commitment fee to the Purchasers based on the daily amount of unused commitments under the Agreement, which fee ranges from 0.30% to 0.50% based on usage.

The AR Program contains various customary affirmative and negative covenants and also contains customary default and termination provisions, which provide for acceleration of amounts owed under the AR Program upon the occurrence of certain specified events, including, but not limited to, failure by the SPE to pay interest and other amounts due, defaults on certain indebtedness, certain judgments, change in control, certain events negatively affecting the overall credit quality of transferred accounts receivable, bankruptcy and insolvency events, and failure by us to meet financial tests requiring maintenance of an interest coverage ratio, if applicable. If we do not maintain an investment grade public debt rating with at least two specified rating agencies, we must comply with the interest coverage ratio, which requires us not to permit the ratio, calculated at the end of each fiscal quarter for the four fiscal quarters then ended, of EBITDA, as defined in the AR Program, for such period to interest expense for such period, to be less than 3.5:1. This financial test, to the extent applicable, is substantively identical to a similar covenant already contained in our revolving credit facility.

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

The Convertible Notes will be convertible under certain circumstances and during certain periods at an initial conversion rate of 18.8905 shares of RPM common stock per $1,000 principal amount of notes (representing an initial conversion price of approximately $52.94 per share of common stock), subject to adjustment in certain circumstances. In April 2015, we declared a dividend in excess of $0.24 per share, and consequently, the adjusted conversion rate at May 31, 2015 was 18.9162. The initial conversion price represents a conversion premium of approximately 37% over the last reported sale price of RPM common stock of $38.64 on December 3, 2013. Prior to June 15, 2020, the Convertible Notes may be converted only upon specified events, and, thereafter, at any time. Upon conversion, the Convertible Notes may be settled, at RPM’s election, in cash, shares of RPM’s common stock, or a combination of cash and shares of RPM’s common stock.

We account for the liability and equity components of the Convertible Notes separately, and in a manner that will reflect our nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. The effective interest rate on the liability component is 3.92%. Contractual interest was $4.6 million and $2.2 million for fiscal 2015 and 2014, respectively, and amortization of the debt discount was $2.7 million and $1.2 million for fiscal 2015 and 2014, respectively. At May 31, 2015, the remaining period over which the debt discount will be amortized was 5.5 years, the unamortized debt discount was $16.8 million, and the carrying amount of the equity component was $20.7 million.

3.45% Notes due 2022

On October 23, 2012, we sold $300 million aggregated principal amount of 3.45% Notes due 2022 (the “Notes”). The net proceeds of $297.7 million from the offering of the Notes were used to repay short-term borrowings outstanding under our $600 million revolving credit facility.

5.25% Notes due 2045

On May 26, 2015, we issued $250 million of 5.25% notes due 2045 (the “New Notes”). The New Notes were priced at 99.401% of the $250 million principal, and at that price, the New Notes have a yield to maturity of 5.29%. We will pay interest on the New Notes semi-annually on June 1st and December 1st of each year, and will begin doing so on December 1, 2015. Net proceeds of approximately $245.7 million from the offering of the New Notes were used to repay a portion of short-term borrowings outstanding under our New Revolving Credit Facility.

RPM International Inc. and Subsidiaries     55

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

Year Ended May 31,	2015	2014	2013
(In thousands)
United States	$273,278	$209,626	$5,104
Foreign	179,975	214,861	171,787
Income Before Income Taxes	$453,253	$424,487	$176,891

Provision (benefit) for income taxes consists of the following for the periods indicated:

Year Ended May 31,	2015	2014	2013
(In thousands)
Current:
U.S. Federal	$77,374	$46,846	$56,590
State and local	4,876	5,660	6,694
Foreign	45,173	59,425	44,747
Total Current	127,423	111,931	108,031
Deferred:
U.S. Federal	97,112	16,747	(31,987)
State and local	1,494	1,292	(3,649)
Foreign	(1,104)	(11,467)	(5,355)
Total Deferred	97,502	6,572	(40,991)
Provision for Income Taxes	$224,925	$118,503	$67,040

The significant components of deferred income tax assets and liabilities as of May 31, 2015 and 2014 were as follows:

	2015	2014
(In thousands)
Deferred income tax assets related to:
Inventories	$8,530	$6,944
Allowance for losses	8,575	6,410
Bankruptcy note liability	117,263
Accrued compensation and benefits	111,843	102,579
Accrued other expenses	15,932	10,256
Other long-term liabilities	21,911	22,146
Net operating loss and credit carryforwards	87,595	71,534
Net unrealized loss on securities	21,562	19,185
Total Deferred Income Tax Assets	393,211	239,054
Less: valuation allowances	(68,043)	(85,719)
Net Deferred Income Tax Assets	325,168	153,335
Deferred income tax (liabilities) related to:
Depreciation	(56,636)	(47,639)
Pension and other postretirement benefits	(16,256)	(7,867)
Amortization of intangibles	(198,872)	(115,166)
Unremitted foreign earnings	(108,508)	(2,500)
Total Deferred Income Tax (Liabilities)	(380,272)	(173,172)
Deferred Income Tax Assets (Liabilities), Net	$(55,104)	$(19,837)

At May 31, 2015, we had U.S. federal foreign tax credit carryforwards of approximately $27.7 million, which expire in various years ending in 2025. Additionally, at May 31, 2015, we had approximately $67.4 million of state net operating loss carryforwards that expire at various dates beginning in 2016 and foreign net operating loss carryforwards of approximately $154.7 million, of which approximately $26.4 million will expire at various dates beginning in 2016 and approximately $128.3 million that have an indefinite carryforward period. Also, as of May 31, 2015, we had foreign capital loss carryforwards of approximately $15.4 million that can be carried forward indefinitely. These net operating loss, capital loss and foreign tax credit carryforwards may be used to offset a portion of future taxable income and, thereby, reduce or eliminate our U.S. federal, state or foreign income taxes otherwise payable.

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

In applying the above, we determined, based on the available evidence that future U.S. taxable income along with anticipated foreign source income, will be sufficient to recognize certain deferred tax assets, which were previously subject to valuation allowances. As a result, during this fiscal year, we recorded a reduction in valuation allowances associated with the estimated utilization of foreign tax and other credit

56    RPM International Inc. and Subsidiaries

carryforwards of approximately $12.0 million. This reduction was partially offset by approximately $1.5 million of other incremental adjustments to the valuation allowances. Further, we believe it is uncertain whether future taxable income of certain of our foreign subsidiaries and future taxable income of the appropriate character will be sufficient to recognize the remaining corresponding deferred tax assets. Accordingly, we intend to maintain the recorded valuation allowances until sufficient positive evidence exists to support a reversal of the tax valuation allowances.

Total valuation allowances of approximately $68.0 million and $85.7 million have been recorded as of May 31, 2015 and 2014, respectively. The recorded valuation allowances relate to foreign capital loss carryforwards, certain foreign net operating losses, net foreign deferred tax assets and unrealized losses on securities.

The following table reconciles income tax expense (benefit) computed by applying the U.S. statutory federal income tax rate against income (loss) before income taxes to the provision (benefit) for income taxes:

Year Ended May 31,	2015	2014	2013
(In thousands)
Income tax expense (benefit) at the U.S. statutory federal income tax rate	$158,638	$148,570	$61,912
Impact of foreign operations	(32,706)	(27,374)	(11,552)
State and local income taxes net of federal income tax benefit	4,140	4,519	1,979
Tax benefits from the domestic manufacturing deduction	-	(4,878)	(4,489)
Nondeductible fines and penalties	-	(2,002)	4,802
Nondeductible business expense	1,782	1,508	1,269
Valuation allowance	(10,455)	(2,998)	14,729
Unremitted foreign earnings	106,227	2,500
Other	(2,701)	(1,342)	(1,610)
Provision for Income Tax Expense	$224,925	$118,503	$67,040
Effective Income Tax Rate	49.6%	27.9%	37.9%

Uncertain income tax positions are accounted for in accordance with ASC 740. The following table summarizes the activity related to unrecognized tax benefits:

(In millions)	2015	2014	2013
Balance at June 1	$15.7	$8.4	$3.3
Additions based on tax positions related to current year	-	0.1	-
Additions for tax positions of prior years	0.9	8.9	6.0
Reductions for tax positions of prior years	(3.7)	(1.7)	(0.9)
Balance at May 31	$12.9	$15.7	$8.4

The total amount of unrecognized tax benefits that would impact the effective tax rate, if recognized, was $3.9 million at May 31, 2015, $15.0 million at May 31, 2014 and $7.5 million at May 31, 2013. We do not anticipate any significant changes to the above total unrecognized tax benefits within the next 12 months.

We recognize interest and penalties related to unrecognized tax benefits in income tax expense. At May 31, 2015, 2014 and 2013, the accrual for interest and penalties was $3.8 million, $5.2 million and $5.2 million, respectively. Unrecognized tax benefits, including interest and penalties, have been classified as other long-term liabilities unless expected to be paid in one year.

We, or our subsidiaries, file income tax returns in the U.S. and in various state, local and foreign jurisdictions. The Internal Revenue Service completed a limited scope examination of fiscal year 2012 and no adjustments were proposed. The Internal Revenue Service has informed us that it will also perform a limited scope examination of fiscal year 2013. Further, with limited exceptions, we, or our subsidiaries, are generally subject to state and local or non-U.S. income tax examinations by tax authorities for the fiscal years 2009 through 2015.

We are currently under examination, or have been notified of an upcoming tax examination for various non-U.S. and domestic state and local jurisdictions. Although it is possible that certain tax examinations could be resolved during the next 12 months, the timing and outcomes are uncertain.

We include SPHC and its domestic subsidiaries (collectively, the “SPHC Group”) in our consolidated federal income tax return. We entered into a tax-cooperation agreement (the “Agreement”) with the SPHC Group, effective from June 1, 2010. Generally, the Agreement provided, amongst other items, that the federal income taxes of the SPHC Group are to be computed on a stand-alone separate return basis. The current portion of such income tax payable, if any, is due from the SPHC Group to us. Conversely, subject to the terms of the Agreement, income tax benefits associated with net operating loss or tax credit carryovers generated by the SPHC Group, if any, for the taxable year that benefits our consolidated income tax return for that taxable year are payable by us to the SPHC Group. Additionally, pursuant to the terms of the Agreement, a similar approach is applied to consolidated, combined or unitary state tax returns. Subsequent to regaining control of the SPHC Group, both parties terminated the Agreement with effect for fiscal years beginning after May 31, 2015.

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

RPM International Inc. and Subsidiaries     57

On January 8, 2008, we announced our authorization of a stock repurchase program under which we may repurchase shares of our common stock at our discretion for general corporate purposes. Our intention with regard to this program is to limit our repurchases only to amounts required to offset dilution created by stock issued in connection with our equity-based compensation plans, or approximately one to two million shares per year. As a result of this authorization, we may repurchase shares from time to time in the open market or in private transactions at various times and in amounts and for prices that we deem appropriate, subject to insider trading rules and other securities law restrictions. The timing of our purchases has depended upon, and will continue to depend upon, prevailing market conditions, alternative uses of capital and other factors. We may limit or terminate the repurchase program at any time. During the fiscal year ended May 31, 2015, we repurchased 595,106 shares of our common stock at a cost of approximately $27.6 million, or an average cost of $46.36 per share, under this program. During the fiscal years ended May 31, 2014 and 2013, we did not repurchase any shares of our common stock under this program.

NOTE I — STOCK-BASED COMPENSATION

Stock-based compensation represents the cost related to stock-based awards granted to our employees and directors; these awards include restricted stock, restricted stock units and SARs. We grant stock-based incentive awards to our employees and/ or our directors under various share-based compensation plans. Plans that are active or provide for stock option grants or share-based payment awards include the 1996 Key Employees Stock Option Plan (the “1996 Plan”), the Amended and Restated 2004 Omnibus Equity and Incentive Plan (the “Omnibus Plan”) and the 2014 Omnibus Equity and Incentive Plan (the “2014 Omnibus Plan”), which includes provisions for grants of restricted stock, restricted stock units, performance stock, performance stock units and SARs. Other plans, which provide for restricted stock grants only, include the 2003 Restricted Stock Plan for Directors (the “2003 Plan”) and the 2007 Restricted Stock Plan (the “2007 Plan”).

We measure stock-based compensation cost at the date of grant, based on the estimated fair value of the award. We recognize the cost as expense on a straight-line basis (net of estimated forfeitures) over the related vesting period.

The following table represents total stock-based compensation expense included in our Consolidated Statements of Income:

Year Ended May 31,	2015	2014	2013
(In thousands)
Selling, general and administrative expense	$31,741	$23,568	$17,145
Income tax (benefit)	(10,027)	(7,776)	(5,627)
Total stock-based compensation cost	$21,714	$15,792	$11,518

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

The following is a summary of our weighted-average assumptions related to grants made during the last three fiscal years:

Year Ended May 31,	2015	2014	2013
Risk-free interest rate	2.3%	2.2%	1.1%
Expected life of option	7.5 yrs	7.5 yrs	7.5 yrs
Expected dividend yield	2.2%	2.7%	3.3%
Expected volatility rate	25.7%	26.1%	28.2%

Compensation cost for awards under the 1996 Plan is recognized on a straight-line basis over the related vesting period. Shares of common stock under option are not eligible for dividend payments until the shares are exercised.

The 2014 Omnibus Plan was approved by our stockholders on October 9, 2014. The 2014 Omnibus Plan provides us with the flexibility to grant a wide variety of stock and stock-based awards, as well as dollar-denominated performance-based awards, and is intended to be the primary stock-based award program for covered employees. This plan replaces the Omnibus Plan, which expired under its own terms on October 7, 2014. A wide variety of stock and stock-based awards, as well as dollar-denominated performance-based awards, may be granted under these plans. SARs are issued at fair value at the date of grant, have up to ten-year terms and have graded-vesting terms over four years. Compensation cost for these awards is recognized on a straight-line basis over the related vesting period. Currently all SARs outstanding are to be settled with stock. As of May 31, 2015, there were 3,529,500 SARs outstanding and no stock options outstanding.

The following table summarizes option and share-based payment activity (including SARs) under these plans during the fiscal year ended May 31, 2015:

	2015
Share-Based Payments	Weighted Average Exercise Price	Number of Shares Under Option
(Shares in thousands)
Balance at June 1	$ 23.18	3,219
Options granted	44.60	600
Options canceled/expired	-	-
Options exercised	20.50	(289)

Balance at May 31	27.04	3,530

Exercisable at May 31	$ 21.93	2,111

58    RPM International Inc. and Subsidiaries

Stock Option Plans	2015	2014	2013
(In millions, except per share amounts)
Weighted-average grant-date fair value per share	$10.63	$7.38	$4.96
Intrinsic value of options exercised	$3.3	$15.6	$9.8
Tax benefit from options exercised	$2.5	$5.2	$3.5
Fair value of SARS vested	$3.3	$2.0	$1.9

At May 31, 2015, the aggregate intrinsic value and weighted-average remaining contractual life of options outstanding was $81.1 million and 6.0 years respectively, while the aggregate intrinsic value and weighted-average remaining contractual life of options exercisable was $59.3 million and 4.7 years, respectively.

At May 31, 2015, the total unamortized stock-based compensation expense related to SARs that were previously granted was $7.4 million, which is expected to be recognized over 3.25 years. We anticipate that approximately 1.4 million shares at a weighted-average exercise price of $34.65 and a weighted-average remaining contractual term of 8.0 years will ultimately vest under these plans.

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

Under the 2014 Omnibus Plan, a total of 6,000,000 shares of our common stock may be subject to awards. Of those issuable shares, up to 3,000,000 shares of common stock may be subject to “full-value” awards similar to those issued under the Omnibus Plan.

The following table summarizes the share-based performance-earned restricted stock (“PERS”) activity during the fiscal year ended May 31, 2015:

(Shares in thousands)	Weighted-Average Grant-Date Fair Value	2015
Balance at June 1	$27.96	1,414
Shares granted	44.28	508
Shares forfeited	27.60	(8)
Shares vested	22.84	(473)
Balance at May 31	$35.40	1,441

The weighted-average grant-date fair value was $44.28, $35.11 and $26.22 for the fiscal years ended May 31, 2015, 2014 and 2013, respectively. The restricted stock cliff vests after three years. Nonvested restricted shares of common stock under the Omnibus Plan are eligible for dividend payments. At May 31, 2015, unamortized deferred compensation expense of $22.6 million remained and is being amortized over the applicable vesting period for each participant.

On October 7, 2010, our Compensation Committee approved contingent awards of PCRS, (the “2011 PCRS”), for certain executives. During October 2010, 680,000 shares were granted at a weighted-average grant-date price of $20.73. Additional grants were made in July 2011, June 2012 and July 2012, totaling 115,000 shares, 10,000 shares and 50,000 shares, respectively, and were granted at a weighted-average grant-date price of $22.16, $25.76 and $25.87, respectively. The awards are contingent upon the level of attainment of performance goals for the three-year and five-year periods from June 1, 2010 ending May 31, 2013, and from June 1, 2010 ending May 31, 2015, respectively. At May 31, 2015, we expect that up to 755,750 shares of stock may ultimately vest in relation to these awards. Compensation cost for these awards is recognized on a straight-line basis over the related performance period, with consideration given to the probability of attaining the performance goals. As of May 31, 2015, there were 795,000 2011 PCRS shares outstanding and no unamortized stock-based compensation expense. At May 31, 2015, approximately 755,750 shares have been earned, but not vested.

The 2003 Plan was approved on October 10, 2003 by our stockholders, and was established primarily for the purpose of recruiting and retaining directors, and to align the interests of directors with the interests of our stockholders. Only directors who are not our employees are eligible to participate. Under the 2003 Plan, up to 500,000 shares of our common stock may be awarded, with awards cliff vesting over a three-year period. The following table summarizes the share-based activity under the 2003 Plan during fiscal 2015:

(Shares in thousands)	Weighted-Average Grant-Date Fair Value	2015
Balance at June 1	$27.48	98
Shares granted to Directors	43.89	30
Shares vested	20.60	(36)
Balance at May 31	$35.57	92

The weighted-average grant-date fair value was $43.89, $36.63 and $26.63 for the fiscal years ended May 31, 2015, 2014 and 2013, respectively. Unamortized deferred compensation expense relating to restricted stock grants for directors of $1.6 million at May 31, 2015, is being amortized over the applicable remaining vesting period for each director. Nonvested restricted shares of common stock under the 2003 Plan are eligible for dividend payments. As of May 31, 2015, there were 132,750 shares available for future grant.

Under the 2007 Plan, up to 1,000,000 shares may be awarded to certain employees, generally subject to forfeiture. The shares vest upon the latter of attainment of age 55 and the fifth anniversary of the May 31st immediately preceding the date of the grant. In addition, we also grant restricted stock units to certain employees under this plan. The following table sets forth awards and restricted stock units issued under the 2007 Plan for the year ended May 31, 2015:

(Shares in thousands)	Weighted-Average Grant-Date Fair Value	2015
Balance at June 1	$19.27	857
Shares granted	44.60	67
Shares exercised	22.42	(65)
Balance at May 31	$21.04	859

The weighted-average grant-date fair value was $44.60, $33.80 and $25.87 for the fiscal years ended May 31, 2015, 2014 and 2013, respectively. As of May 31, 2015, 98,413 shares were

RPM International Inc. and Subsidiaries     59

available for future issuance under the 2007 Plan. At May 31, 2015, unamortized stock-based compensation expense of $5.0 million, $0.1 million and $1.0 million relating to the 2007 Plan, the 1997 Plan and the Restricted Stock Units, respectively, which are being amortized over the applicable vesting period associated with each participant.

The following table summarizes the activity for all nonvested restricted shares during the year ended May 31, 2015:

(Shares in thousands)	Weighted-Average Grant-Date Fair Value	Number of Shares
Balance at June 1	$ 24.24	3,060
Granted	44.29	605
Vested	22.13	(664)
Forfeited	27.60	(7)
Balance at May 31	$ 28.75	2,994

The remaining weighted-average contractual term of nonvested restricted shares at May 31, 2015 is the same as the period over which the remaining cost of the awards will be recognized, which is approximately 3.1 years. The fair value of the nonvested restricted share awards have been calculated using the market value of the shares on the date of issuance. For the years ended May 31, 2015, 2014 and 2013, the weighted-average grant-date fair value for restricted share grants was $44.29, $35.02, $26.16 and $21.62, respectively. The total fair value of shares that vested during the years ended May 31, 2015, 2014 and 2013 was $14.7 million, $12.8 million and $3.3 million, respectively. We anticipate that approximately 2.6 million shares at a weighted-average grant-date fair value of $28.75 and a weighted-average remaining contractual term of 3.1 years will ultimately vest, based upon the unique terms and participants of each plan. Approximately 121,733 shares of restricted stock were vested at May 31, 2014, with 172,855 restricted shares vested as of May 31, 2015. The total intrinsic value of restricted shares converted during the years ended May 31, 2015, 2014 and 2013 was $13.9 million, $10.4 million and $1.3 million, respectively.

Total unrecognized compensation cost related to all nonvested awards of restricted shares of common stock was $30.3 million as of May 31, 2015. That cost is expected to be recognized over a weighted-average period of 3.1 years. We did not receive any cash from employees as a result of employee vesting and release of restricted shares for the year ended May 31, 2015.

NOTE J — ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) consists of the following components:

(In thousands)	Foreign Currency Translation Adjustments,	Pension And Other Postretirement Benefit Liability Adjustments Net of Tax	Unrealized Gain (Loss) On Derivatives, Net of Tax	Unrealized Gain (Loss) On Securities, Net of Tax	Total
Balance at June 1, 2012	$(8,517)	$(174,174)	$1,200	$3,598	$(177,893)
Reclassification adjustments for gains included in net income, net of tax benefit of $633				(1,953)	(1,953)
Other comprehensive income	(15,911)	48,100	14	7,860	40,063
Deferred taxes		(17,481)	(18)	(1,971)	(19,470)
Balance at May 31, 2013	(24,428)	(143,555)	1,196	7,534	(159,253)
Reclassification adjustments for gains included in net income, net of tax benefit of $586				(1,220)	(1,220)
Other comprehensive income	9,533	(16,418)	(1,215)	6,715	(1,385)
Deferred taxes		6,325	304	(1,653)	4,976
Balance at May 31, 2014	(14,895)	(153,648)	285	11,376	(156,882)
Reclassification adjustments for gains included in net income, net of tax benefit of $2,307			(125)	(4,209)	(4,334)
Increase in equity ownership - SPHC		(9,601)			(9,601)
Other comprehensive income	(216,755)	(10,817)	(341)	(3,884)	(231,797)
Deferred taxes		5,734	181	2,564	8,479
Balance at May 31, 2015	$(231,650)	$(168,332)	$-	$5,847	$(394,135)

60    RPM International Inc. and Subsidiaries

NOTE K — EARNINGS PER SHARE

The following table sets forth the reconciliation of the numerator and denominator of basic and diluted earnings per share, as calculated using the two-class method for the years ended May 31, 2015, 2014 and 2013:

Year Ended May 31,	2015	2014	2013
(In thousands, except per share amounts)
Numerator for earnings per share:
Net income attributable to RPM International Inc. stockholders	$239,484	$291,660	$98,603
Less: Allocation of earnings and dividends to participating securities	(4,954)	(6,366)	(1,999)
Net income available to common shareholders - basic	234,530	285,294	96,604
Add: Undistributed earnings reallocated to unvested shareholders	18	29	(3)
Add: Income effect of contingently issuable shares	5,374	2,493	-
Net income available to common shareholders - diluted	$239,922	$287,816	$96,601
Denominator for basic and diluted earnings per share:
Basic weighted average common shares	129,933	129,438	128,956
Average diluted options	1,082	1,003	845
Net issuable common share equivalents(1)	3,878	1,847	-
Total shares for diluted earnings per share	134,893	132,288	129,801
Earnings Per Share of Common Stock Attributable to RPM International Inc. Stockholders:
Basic Earnings Per Share of Common Stock	$1.81	$2.20	$0.75
Diluted Earnings Per Share of Common Stock	$1.78	$2.18	$0.74
(1)	For the years ended May 31, 2015 and 2014, represents the number of shares that would be issued if our contingently convertible notes were converted. We include these shares in the calculation of diluted EPS as the conversion of the notes may be settled, at our election, in cash, shares of our common stock, or a combination of cash and shares of our common stock.

For the years ended May 31, 2015, 2014 and 2013, approximately 2,871,000, 3,057,000 and 3,095,000 shares of stock, respectively, granted under stock-based compensation plans were excluded from the calculation of diluted EPS, as the effect would have been anti-dilutive.

NOTE L — LEASES

We lease certain property, plant and equipment under long-term operating lease agreements, some of which provide for increased rental payments based upon increases in the cost-of-living index. The following table illustrates our future minimum lease commitments under all non-cancelable lease agreements, for each of the next five years and in the aggregate, as of May 31, 2015:

May 31,
(In thousands)
2016	$51,182
2017	39,597
2018	29,649
2019	18,021
2020	12,689
Thereafter	58,199
Total Minimum Lease Commitments	$209,337

Total rental expense for all operating leases amounted to $53.8 million, $50.9 million and $46.5 million for the fiscal years ended May 31, 2015, 2014 and 2013, respectively.

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

The Retirement Plan provides benefits that are based upon years of service and average compensation with accrued benefits vesting after five years. Benefits for union employees are generally based upon years of service, or a combination of years of service and average compensation. Our pension funding policy is to contribute an amount on an annual basis that can be deducted for federal income tax purposes, using a different actuarial cost method and different assumptions from those used for financial reporting. For the fiscal year ending May 31, 2016, we expect to contribute approximately $32.0 million to the retirement plans in the U.S. and approximately $5.7 million to our foreign plans.

RPM International Inc. and Subsidiaries     61

Net periodic pension cost consisted of the following for the year ended May 31:

	U.S. Plans			Non-U.S. Plans
(In thousands)	2015	2014	2013	2015	2014	2013
Service cost	$30,359	$27,056	$25,950	$4,611	$4,375	$4,337
Interest cost	20,119	18,039	16,240	7,184	7,382	7,246
Expected return on plan assets	(24,308)	(20,761)	(17,431)	(8,611)	(8,411)	(7,715)
Amortization of:
Prior service cost	294	334	348	39	19	7
Net actuarial losses recognized	13,890	13,222	16,888	2,004	2,448	2,771
Curtailment/settlement (gains) losses			72		44	234
Net Pension Cost	$40,354	$ 37,890	$ 42,067	$5,227	$ 5,857	$ 6,880

The changes in benefit obligations and plan assets, as well as the funded status of our pension plans at May 31, 2015 and 2014, were as follows:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2015	2014	2015	2014
Benefit obligation at beginning of year	$476,590	$402,686	$202,168	$185,993
Service cost	30,359	27,056	4,611	4,375
Interest cost	20,119	18,039	7,184	7,382
Benefits paid	(24,147)	(17,683)	(6,066)	(5,482)
Participant contributions			773	831
Plan amendments				384
Actuarial (gains)/losses	28,166	46,492	7,738	6,348
Acquisitions and transfers	6,378		781
Premiums paid			(128)	(138)
Currency exchange rate changes			(25,675)	2,475
Benefit Obligation at End of Year	$537,465	$476,590	$191,386	$202,168
Fair value of plan assets at beginning of year	$282,113	$241,960	$177,079	$155,056
Actual return on plan assets	11,076	30,547	21,867	17,432
Employer contributions	53,327	27,289	5,601	8,111
Participant contributions			773	831
Benefits paid	(24,147)	(17,683)	(6,066)	(5,482)
Premiums paid			(128)	(138)
Acquisitions and transfers	5,058
Currency exchange rate changes			(22,689)	1,269
Fair Value of Plan Assets at End of Year	$327,427	$282,113	$176,437	$177,079
(Deficit) of plan assets versus benefit obligations at end of year	$(210,038)	$(194,477)	$(14,949)	$(25,089)
Net Amount Recognized	$(210,038)	$(194,477)	$(14,949)	$(25,089)
Accumulated Benefit Obligation	$441,306	$385,492	$179,998	$188,835

The fair value of the assets held by our pension plans has increased at May 31, 2015 since our previous measurement date at May 31, 2014, due primarily to the combination of gains in the stock market and plan contributions. At the same time, plan liabilities have increased due to a decrease in interest rates and our adoption of a new mortality table for the U.S. Plans. As such, we have increased our recorded liability for the net underfunded status of our pension plans. Due to lower interest rates and our adoption of a new mortality table in the United States, we expect pension expense in fiscal 2016 to be above our fiscal 2015 expense level. Any future declines in the value of our pension plan assets or increases in our plan liabilities could require us to further increase our recorded liability for the net underfunded status of our pension plans and could also require accelerated and higher cash contributions to our pension plans.

Amounts recognized in the Consolidated Balance Sheets for the years ended May 31, 2015 and 2014 are as follows:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2015	2014	2015	2014
Noncurrent assets	$5	$-	$1,280	$227
Current liabilities	(15)	(15)	(402)	(458)
Noncurrent liabilities	(210,028)	(194,462)	(15,827)	(24,858)
Net Amount Recognized	$(210,038)	$(194,477)	$(14,949)	$(25,089)

62    RPM International Inc. and Subsidiaries

The following table summarizes the relationship between our plans’ benefit obligations and assets:

	U.S. Plans
	2015		2014
(In thousands)	Benefit Obligation	Plan Assets	Benefit Obligation	Plan Assets
Plans with projected benefit obligation in excess of plan assets	$536,365	$326,323	$476,590	$282,113
Plans with accumulated benefit obligation in excess of plan assets	440,206	326,323	385,492	282,113
Plans with assets in excess of projected benefit obligation	1,100	1,104	-	-
Plans with assets in excess of accumulated benefit obligation	1,100	1,104	-	-
	Non-U.S. Plans
	2015		2014
(In thousands)	Benefit Obligation	Plan Assets	Benefit Obligation	Plan Assets
Plans with projected benefit obligation in excess of plan assets	$141,149	$124,920	$105,327	$80,011
Plans with accumulated benefit obligation in excess of plan assets	47,242	33,083	103,734	80,011
Plans with assets in excess of projected benefit obligations	50,237	51,517	96,841	97,068
Plans with assets in excess of accumulated benefit obligations	132,756	143,354	85,101	97,068

The following table presents the pretax net actuarial loss and prior service (costs) recognized in accumulated other comprehensive income (loss) not affecting retained earnings:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2015	2014	2015	2014
Net actuarial loss	$(212,828)	$(185,320)	$(39,307)	$(52,573)
Prior service (costs)	(703)	(997)	(357)	(423)
Total recognized in accumulated other comprehensive income not affecting retained earnings	$(213,531)	$(186,317)	$(39,664)	$(52,996)
The following table includes the changes recognized in other comprehensive income:
	U.S. Plans		Non-U.S. Plans
(In thousands)	2015	2014	2015	2014
Changes in plan assets and benefit obligations recognized in other comprehensive income:
Prior service cost	$-	$-	$-	$384
Net loss (gain) arising during the year	41,398	36,707	(5,518)	(2,673)
Effect of exchange rates on amounts included in AOCI			(5,771)	(137)
Amounts recognized as a component of net periodic benefit cost:
Amortization or curtailment recognition of prior service (cost)	(294)	(334)	(39)	(19)
Amortization or settlement recognition of net (loss)	(13,890)	(13,222)	(2,004)	(2,492)
Total recognized in other comprehensive loss (income)	$27,214	$23,151	$(13,332)	$(4,937)

The following table presents the amounts in accumulated other comprehensive income (loss) as of May 31, 2015 that have not yet been recognized in net periodic pension cost, but will be recognized in our Consolidated Statements of Income during the fiscal year ending May 31, 2016:

(In thousands)	U.S. Plans	Non-U.S. Plans
Net actuarial loss	$(15,624)	$ (1,825)
Prior service (costs)	$(234)	$ (39)

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

RPM International Inc. and Subsidiaries     63

The following weighted-average assumptions were used to determine our year-end benefit obligations and net periodic pension cost under the plans:

	U.S. Plans		Non-U.S. Plans
Year-End Benefit Obligations	2015	2014	2015	2014
Discount rate	4.25%	4.30%	3.26%	3.82%
Rate of compensation increase	3.80%	3.81%	2.81%	3.30%

	U.S. Plans			Non-U.S. Plans
Net Periodic Pension Cost	2015	2014	2013	2015	2014	2013
Discount rate	4.30%	4.45%	4.25%	3.82%	3.95%	4.19%
Expected return on plan assets	8.25%	8.50%	8.50%	5.18%	5.37%	5.32%
Rate of compensation increase	3.81%	3.14%	3.15%	3.30%	3.32%	3.76%

The following tables illustrate the weighted-average actual and target allocation of plan assets:

U.S. Plans
	Target Allocation	Actual Asset Allocation
(Dollars in millions)	as of May 31, 2015	2015	2014
Equity securities	55%	$223.2	$193.8
Fixed income securities	25%	95.9	81.5
Cash		8.0	5.9
Other	20%	0.3	0.9
Total assets	100%	$327.4	$282.1

Non-U.S. Plans
	Target Allocation	Actual Asset Allocation
(Dollars in millions)	as of May 31, 2015	2015	2014
Equity securities	42%	$75.7	$84.0
Fixed income securities	51%	68.9	63.9
Cash	1%	0.4	0.5
Property and other	6%	31.4	28.7
Total assets	100%	$176.4	$177.1

The following tables present our pension plan assets as categorized using the fair value hierarchy at May 31, 2015 and 2014:

	U.S. Plans
(In thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at May 31, 2015
U.S. Treasury and other government	$-	$9,245	$-	$9,245
State and municipal bonds		461		461
Foreign bonds		2,608		2,608
Mortgage-backed securities		11,536		11,536
Corporate bonds		17,894		17,894
Stocks - large cap	36,554			36,554
Stocks - mid cap	14,575			14,575
Stocks - small cap	20,175			20,175
Stocks - international	3,756			3,756
Mutual funds - equity		148,207		148,207
Mutual funds - fixed		54,112		54,112
Cash and cash equivalents	8,019			8,019
Limited partnerships			285	285
Total	$83,079	$244,063	$285	$327,427

		Non-U.S. Plans
(In thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at May 31, 2015
Pooled equities	$-	$74,159	$-	$74,159
Pooled fixed income		68,773		68,773
Foreign bonds		195		195
Insurance contracts			31,384	31,384
Mutual funds		1,502		1,502
Cash and cash equivalents	424			424
Total	$424	$144,629	$31,384	$176,437

64    RPM International Inc. and Subsidiaries

	U.S. Plans
(In thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at May 31, 2014
U.S. Treasury and other government	$-	$11,203	$-	$11,203
State and municipal bonds		456		456
Foreign bonds		1,264		1,264
Mortgage-backed securities		7,255		7,255
Corporate bonds		17,254		17,254
Stocks - large cap	34,442			34,442
Stocks - mid cap	18,183			18,183
Stocks - small cap	12,145			12,145
Stocks - international	2,525			2,525
Mutual funds - equity		126,513		126,513
Mutual funds - fixed		44,094		44,094
Cash and cash equivalents	5,869			5,869
Limited partnerships			910	910
Total	$73,164	$208,039	$910	$282,113

	Non-U.S. Plans
(In thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at May 31, 2014
Pooled equities	$-	$82,534	$-	$82,534
Pooled fixed income		63,657		63,657
Foreign bonds		210		210
Insurance contracts			28,658	28,658
Mutual funds		1,448		1,448
Cash and cash equivalents	572			572
Total	$572	$147,849	$28,658	$177,079

The following table includes the activity that occurred during the years ended May 31, 2015 and 2014 for our Level 3 assets:

		Actual Return on Plan Assets For:
(In thousands)	Balance at Beginning of Period	Assets Still Held at Reporting Date	Assets Sold During Year	Purchases, Sales and Settlements, net(1)	Balance at End of Period
Year ended May 31, 2015	$29,568	7,659	888	(6,446)	$31,669
Year ended May 31, 2014	44,158	564	47	(15,201)	29,568

(1)	Includes the impact of exchange rate changes during the year.

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

RPM International Inc. and Subsidiaries     65

In addition to the defined benefit pension plans discussed above, we also sponsor employee savings plans under Section 401(k) of the Internal Revenue Code, which cover most of our employees in the U.S. We record expense for defined contribution plans for any employer matching contributions made in conjunction with services rendered by employees. The majority of our plans provide for matching contributions made in conjunction with services rendered by employees. Matching contributions are invested in the same manner that the participants invest their own contributions. Matching contributions charged to income were $14.9 million, $13.6 million and $13.1 million for the years ending May 31, 2015, 2014 and 2013, respectively.

We expect to pay the following estimated pension benefit payments in the next five years (in millions): $33.0 in 2016, $36.3 in 2017, $37.0 in 2018, $40.6 in 2019, and $42.6 in 2020. In the five years thereafter (2021-2025) we expect to pay $239.2 million.

NOTE N – POSTRETIREMENT BENEFITS

We sponsor several unfunded-health-care-benefit plans for certain of our retired employees as well as post-retirement life insurance for certain key employees. Eligibility for these benefits is based upon various requirements. The following table illustrates the effect on operations of these plans for the three years ended May 31, 2015:

	U.S. Plans			Non-U.S. Plans
(In thousands)	2015	2014	2013	2015	2014	2013
Service cost -Benefits earned during the period	$-	$-	$-	$1,173	$1,264	$1,185
Interest cost on the accumulated obligation	263	297	349	1,155	1,225	1,188
Amortization of:
Prior service (credit)	(247)	(153)	(86)
Net actuarial (gains) losses	(136)	(144)	16	391	516	470
Net Periodic Postretirement (Benefit) Expense	$(120)	$-	$279	$2,719	$3,005	$2,843

The changes in benefit obligations of the plans at May 31, 2015 and 2014 were as follows:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2015	2014	2015	2014
Accumulated postretirement benefit obligation at beginning of year	$6,787	$8,514	$28,255	$28,415
Service cost	-	-	1,173	1,264
Interest cost	263	297	1,155	1,225
Benefit payments	(230)	(362)	(536)	(421)
Medicare subsidy received	-	37
Plan amendments	-	(1,471)
Actuarial (gains) losses	820	(228)	(1,751)	(766)
Currency exchange rate changes			(3,650)	(1,462)
Accumulated and accrued postretirement benefit obligation at end of year	$7,640	$6,787	$24,646	$28,255

In determining the postretirement benefit amounts outlined above, measurement dates as of May 31 for each period were applied.

Amounts recognized in the Consolidated Balance Sheets for the years ended May 31, 2015 and 2014 are as follows:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2015	2014	2015	2014
Current liabilities	$(430)	$(410)	$(454)	$(522)
Noncurrent liabilities	(7,210)	(6,377)	(24,192)	(27,733)
Net Amount Recognized	$(7,640)	$(6,787)	$(24,646)	$(28,255)

66    RPM International Inc. and Subsidiaries

The following table presents the pretax net actuarial gain (loss) and prior service credits recognized in accumulated other comprehensive income (loss) not affecting retained earnings:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2015	2014	2015	2014
Net actuarial gain (loss)	$124	$1,080	$(5,968)	$(9,136)
Prior service credits	1,587	1,834
Total recognized in accumulated other comprehensive income not affecting retained earnings	$1,711	$2,914	$(5,968)	$(9,136)

The following table includes the changes recognized in other comprehensive income:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2015	2014	2015	2014
Changes in plan assets and benefit obligations recognized in other comprehensive income:
Prior service cost	$-	$(1,471)	$-	$-
Net loss (gain) arising during the year	820	(228)	(1,751)	(766)
Effect of exchange rates on amounts included in AOCI			(1,026)	(532)
Amounts recognized as a component of net periodic benefit cost:
Amortization or curtailment recognition of prior service credit (cost)	247	153
Amortization or settlement recognition of net gain (loss)	136	144	(391)	(516)
Total recognized in other comprehensive loss (income)	$1,203	$(1,402)	$(3,168)	$(1,814)

The following weighted-average assumptions were used to determine our year-end benefit obligations and net periodic postretirement benefit costs under the plans:

	U.S. Plans		Non-U.S. Plans
Year-End Benefit Obligations	2015	2014	2015	2014
Discount rate	3.95%	4.00%	4.00%	4.40%
Current healthcare cost trend rate	11.34%	12.28%	6.06%	6.31%
Ultimate healthcare cost trend rate	4.50%	4.50%	4.20%	4.20%
Year ultimate healthcare cost trend rate will be realized	2029	2029	2030	2030

	U.S. Plans			Non-U.S. Plans
Net Periodic Postretirement Cost	2015	2014	2013	2015	2014	2013
Discount rate	4.00%	3.95%	3.75%	4.40%	4.50%	4.75%
Healthcare cost trend rate	12.28%	7.54%	7.70%	6.31%	6.43%	6.92%
Ultimate healthcare cost trend rate	4.50%	4.50%	4.50%	4.20%	4.20%	4.20%
Year ultimate healthcare cost trend rate will be realized	2029	2029	2029	2030	2030	2030

Increasing or decreasing current healthcare cost trend rates by 1% would affect our accumulated postretirement benefit obligation and net postretirement expense by the following amounts for the years ended May 31, 2015 and 2014:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2015	2014	2015	2014
1% Increase in trend rate
Accumulated Benefit Obligation	$334	$239	$6,430	$6,502
Postretirement Cost	10	11	675	727
1% Decrease in trend rate
Accumulated Benefit Obligation	$(290)	$(209)	$(3,295)	$(5,011)
Postretirement Cost	(8)	(10)	(499)	(534)

We expect to pay approximately $0.9 million to $1.2 million in estimated postretirement benefits in each of the next five years. In the five years thereafter (2021-2025) we expect to pay a cumulative total of $7.5 million.

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

RPM International Inc. and Subsidiaries     67

We have included the impact of our portion of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 subsidy in the determination of accumulated postretirement benefit obligation for the U.S. nonpension postretirement benefit plan for the periods ended May 31, 2015 and 2014. We received our last subsidy during our fiscal year ended May 31, 2014, during which time we received reimbursements from Medicare related to this law amounting to approximately $37,000.

NOTE O — CONTINGENCIES AND OTHER ACCRUED LOSSES

Accrued loss reserves consist of the following:

May 31,	2015	2014
(In thousands)
Accrued product liability reserves	$11,916	$10,589
Accrued warranty reserves	8,718	14,167
Accrued environmental reserves	1,382	2,731
Total accrued loss reserves - Current	$22,016	$27,487
Accrued product liability reserves - noncurrent	$29,769	$29,653
Accrued warranty liability - noncurrent	2,945	574
Accrued environmental reserves - noncurrent	3,499	2,005
Total accrued loss reserves - Noncurrent	$36,213	$32,232

We provide, through our wholly owned insurance subsidiaries, certain insurance coverage, primarily product liability coverage, to our other subsidiaries. Excess coverage is provided by third-party insurers. Our product liability accruals provide for these potential losses as well as other uninsured claims. Product liability accruals are established based upon actuarial calculations of potential liability using industry experience, actual historical experience and actuarial assumptions developed for similar types of product liability claims, including development factors and lag times. To the extent there is a reasonable possibility that potential losses could exceed the amounts already accrued, we believe that the amount of any such additional loss would be immaterial to our results of operations, liquidity and consolidated financial position.

We also offer warranties on many of our products, as well as long-term warranty programs at certain of our businesses, and have established product warranty liabilities. We review these liabilities for adequacy on a quarterly basis and adjust them as necessary. The primary factors that could affect these liabilities may include changes in performance rates as well as costs of replacement. Provision for estimated warranty costs is recorded at the time of sale and periodically adjusted, as required, to reflect actual experience. It is probable that we will incur future losses related to warranty claims we have received but that have not been fully investigated and related to claims not yet received. While our warranty liabilities represent our best estimates at May 31, 2015, we can provide no assurances that we will not experience material claims in the future or that we will not incur significant costs to resolve such claims beyond the amounts accrued or beyond what we may recover from our suppliers. Product warranty expense is recorded within selling, general and administrative expense.

Also, due to the nature of our businesses, the amount of claims paid can fluctuate from one period to the next. While our warranty liabilities represent our best estimates of our expected losses at any given time, from time-to-time we may revise our estimates based on our experience relating to factors such as weather conditions, specific circumstances surrounding product installations and other factors.

The following table includes the changes in our accrued warranty balances:

Year Ended May 31,	2015	2014	2013
(In thousands)
Beginning Balance	$14,741	$9,330	$14,751
Deductions(1)	(29,543)	(19,155)	(20,115)
Provision charged to SG&A expense	23,487	24,566	14,260
Acquisitions, including SPHC reconsolidation	2,978	-	434
Ending Balance	$11,663	$14,741	$9,330

(1)	Primarily claims paid during the year.

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

As previously disclosed, we recorded a $65.1 million accrual during the year ended May 31, 2013 associated with settlement discussions with the DOJ and the GSA Office of Inspector General aimed at resolving an existing investigation. Since first receiving a broad request for documents from the GSA in March 2011, we cooperated with that investigation, which involved our compliance with certain pricing terms and conditions of our GSA Multiple Award Schedule contracts under which the roofing division of our Tremco Group sold products and services to the federal government. A substantial majority of the transactions as to which potential compliance issues were raised took place during the period from 2002 to 2008. In August 2013, we entered into a final agreement with the DOJ and the GSA Office of Inspector General regarding this matter. During the year ended May 31, 2014, we paid the GSA Office of Inspector General $61.9 million and made other payments for miscellaneous legal expenses for approximately $1.7 million. During fiscal 2015, we paid approximately $1.0 million in legal fees, and we expect to pay approximately $1.1 million more in legal fees and other related costs arising out of this investigation. The accrual for this contingency is classified in other accrued liabilities in our Consolidated Balance Sheets.

68    RPM International Inc. and Subsidiaries

We were notified by the SEC on June 24, 2014, that we are the subject of a formal investigation pertaining to the timing of our disclosure and accrual of loss reserves in fiscal 2013 with respect to the previously disclosed GSA and DOJ investigation into compliance issues relating to Tremco Roofing Division’s GSA contracts. We are cooperating with the SEC in its ongoing investigation and continue to be engaged in discussions with the staff of the Division of Enforcement concerning potential issues arising out of the SEC’s investigation. As previously disclosed, our audit committee completed an investigation into the facts and circumstances surrounding the timing of our disclosure and accrual of loss reserves with respect to the GSA and DOJ investigations, and determined to restate our financial results for the first, second and third quarters of fiscal 2013. These restatements had no impact on our audited financial statements for the fiscal years ended May 31, 2013 or 2014. The audit committee’s investigation concluded that there was no intentional misconduct on the part of any of our officers.

At this time, we are unable to predict the outcome of this matter or provide quantification of how the final resolution of this matter may impact our future consolidated financial condition, results of operations or cash flows. Any action by the SEC could result in sanctions against us and/or certain of our officers. A protracted investigation could impose substantial additional costs and distractions, regardless of its outcome.

In January 2013, we entered into a Voluntary Self-Disclosure Agreement (“VSDA”) with the State of Delaware relating to certain property that may be held by us, including securities, payments, and refunds to employees, vendors and customers, that has been unclaimed for a specified period of time. Delaware’s Abandoned Property Law, like other state and federal escheat laws, generally requires companies to report and remit unclaimed property to the state. Although we believe we have procedures in place to comply with these laws, we entered into the VSDA so that we may identify any previously unreported abandoned property and remit any such property to the State of Delaware. We are substantially complete with our review of previously unreported abandoned property, in compliance with the terms of VSDA, and we do not expect the outcome to have a material impact on our results of operations or financial position.

A consolidated class-action complaint is pending against Rust-Oleum seeking to have a class certified and alleging breach of warranty, breach of contract and other claims regarding certain deck coating products of Rust-Oleum. Rust-Oleum plans to vigorously defend this action, including any attempts at class certification. At this time, we are unable to predict the outcome of this matter or provide any quantification of how the final resolution of this matter may impact our future consolidated financial condition, results of operations or cash flows.

NOTE P — SEGMENT INFORMATION

We operate a portfolio of businesses and product lines that manufacture and sell a variety of specialty paints, protective coatings and roofing systems, sealants and adhesives. We manage our portfolio by organizing our businesses and product lines into two reportable segments: the industrial reportable segment and the consumer reportable segment. Within each reportable segment, we aggregate several operating segments that consist of individual groups of companies and product lines, which generally address common markets, share similar economic characteristics, utilize similar technologies and can share manufacturing or distribution capabilities. Our eight operating segments represent components of our business for which separate financial information is available that is utilized on a regular basis by our chief executive officer in determining how to allocate the assets of the company and evaluate performance. These eight operating segments are each managed by an operating segment manager, who is responsible for the day-to-day operating decisions and performance evaluation of the operating segment’s underlying businesses.

During our fiscal 2015 third quarter, the United States Bankruptcy Court in Delaware and the United States District Court in Delaware confirmed the Bankruptcy Plan for our SPHC subsidiary and related entities. Accordingly, financial results of SPHC and its subsidiaries, which have not been included in our financial reports since the bankruptcy filing, have been reconsolidated with our results as of January 1, 2015, and will be included in our results going forward. As a result, SPHC and its subsidiaries are reflected as an additional operating segment within the industrial reportable segment, beginning with our fiscal 2015 third-quarter results. Refer to Note A(2) for additional details.

Our industrial reportable segment products are sold throughout North America and also account for the majority of our international sales. Our industrial product lines are sold directly to contractors, distributors and end-users, such as industrial manufacturing facilities, public institutions and other commercial customers. The industrial reportable segment comprises five separate operating segments — Tremco Group, Tremco illbruck Group, Performance Coatings Group, RPM2-Industrial Group and SPHC Group. Products and services within this reportable segment include construction chemicals; roofing systems; weatherproofing and other sealants; polymer flooring; edible coatings and specialty glazes for pharmaceutical, cosmetic and food industries; and other specialty chemicals.

Our consumer reportable segment manufactures and markets professional use and do-it-yourself (“DIY”) products for a variety of mainly consumer applications, including home improvement and personal leisure activities. Our consumer segment’s major manufacturing and distribution operations are located primarily in North America, along with a few locations in Europe and other parts of the world. Consumer segment products are primarily sold directly to mass merchandisers, home improvement centers, hardware stores, paint stores, craft shops, cosmetic companies and through distributors. This reportable segment comprises three operating segments — Rust-Oleum Group, DAP Group and RPM2-Consumer Group. Products within this reportable segment include specialty, hobby and professional paints; nail care enamels; caulks; adhesives; silicone sealants and wood stains. Sales to the Home Depot represented less than 10% of our consolidated net sales for fiscal 2013; 10% and 11% of our consolidated sales for fiscal 2015 and 2014, respectively; and 29%, 29% and 28% of our consumer segment net sales for fiscal 2015, 2014 and 2013, respectively.

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

Year Ended May 31,	2015	2014	2013
(In thousands)
Net Sales
Industrial	$2,990,721	$2,769,657	$2,635,976
Consumer	1,603,829	1,606,696	1,442,679
Total	$4,594,550	$4,376,353	$4,078,655
Income (Loss) Before Income Taxes
Industrial
Income Before Income Taxes(a)	$315,382	$295,751	$164,578
Interest (Expense), Net(b)	(7,656)	(10,227)	(10,318)
EBIT(c)	$323,038	$305,978	$174,896
Consumer
Income Before Income Taxes(a)	$273,956	$251,229	$190,611
Interest (Expense), Net(b)	34	122	(10)
EBIT(c)	$273,922	$251,107	$190,621
Corporate/Other
(Expense) Before Income Taxes(a)	$(136,085)	$(122,493)	$(178,298)
Interest (Expense), Net(b)	(61,416)	(55,131)	(63,340)
EBIT(c)	$(74,669)	$(67,362)	$(114,958)
Consolidated
Income Before Income Taxes(a)	$453,253	$424,487	$176,891
Interest (Expense), Net(b)	(69,038)	(65,236)	(73,668)
EBIT(c)	$522,291	$489,723	$250,559
Identifiable Assets
Industrial	$2,904,010	$2,507,257	$2,461,163
Consumer	1,626,097	1,648,272	1,584,336
Corporate/Other	164,133	222,836	75,348
Total	$4,694,240	$4,378,365	$4,120,847
Capital Expenditures
Industrial	$53,973	$54,556	$50,025
Consumer	29,354	35,391	35,081
Corporate/Other	2,036	3,845	6,261
Total	$85,363	$93,792	$91,367
Depreciation and Amortization
Industrial	$60,831	$53,670	$53,549
Consumer	32,153	31,378	28,624
Corporate/Other	6,192	5,021	4,163
Total	$99,176	$90,069	$86,336

(a)	The presentation includes a reconciliation of Income (Loss) Before Income Taxes, a measure defined by Generally Accepted Accounting Principles (GAAP) in the United States, to EBIT.

(b)	Interest (expense), net includes the combination of interest expense and investment expense (income), net.

(c)	EBIT is defined as earnings (loss) before interest and taxes. We evaluate the profit performance of our segments based on income before income taxes, but also look to EBIT as a performance evaluation measure because interest expense is essentially related to corporate acquisitions, as opposed to segment operations. For that reason, we believe EBIT is also useful to investors as a metric in their investment decisions. EBIT should not be considered an alternative to, or more meaningful than, operating income as determined in accordance with GAAP, since EBIT omits the impact of interest and taxes in determining operating performance, which represent items necessary to our continued operations, given our level of indebtedness and ongoing tax obligations. Nonetheless, EBIT is a key measure expected by and useful to our fixed income investors, rating agencies and the banking community, all of whom believe, and we concur, that this measure is critical to the capital markets’ analysis of our segments’ core operating performance. We also evaluate EBIT because it is clear that movements in EBIT impact our ability to attract financing. Our underwriters and bankers consistently require inclusion of this measure in offering memoranda in conjunction with any debt underwriting or bank financing. EBIT may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results.

70    RPM International Inc. and Subsidiaries

Year Ended May 31,	2015	2014	2013
(In thousands)
Net Sales (based on shipping location)(a)
United States	$2,856,723	$2,581,208	$2,404,835
Foreign
Canada	337,869	342,312	350,579
Europe	941,820	1,031,686	908,139
Other Foreign	458,138	421,147	415,102
Total Foreign	1,737,827	1,795,145	1,673,820
Total	$4,594,550	$4,376,353	$4,078,655

Long-Lived Assets(b)
United States	$1,704,468	$1,374,340	$1,311,640
Foreign
Canada	114,717	125,401	126,172
Europe	293,685	340,146	340,592
United Kingdom	273,118	259,829	237,124
Other Foreign	202,721	208,411	213,726
Total Foreign	884,241	933,787	917,614
Total	$2,588,709	$2,308,127	$2,229,254

(a)	It is not practicable to obtain the information needed to disclose revenues attributable to each of our product lines.

(b)	Long-lived assets include all non-current assets, excluding non-current deferred income taxes.

NOTE Q – QUARTERLY INFORMATION (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended May 31, 2015 and 2014:

	For Quarter Ended
(In thousands, except per share amounts)	August 31	November 30	February 28(a)	May 31
2015
Net Sales	$1,203,896	$1,071,128	$946,367	$1,373,159
Gross Profit	$508,393	$453,943	$379,738	$599,295
Net Income (Loss) Attributable to RPM International Inc. Stockholders	$99,079	$69,766	$(57,348)	$127,987
Basic Earnings (Loss) Per Share	$0.74	$0.52	$(0.44)	$0.97
Diluted Earnings (Loss) Per Share	$0.73	$0.52	$(0.44)	$0.95
Dividends Per Share	$0.240	$0.260	$0.260	$0.260
(In thousands, except per share amounts)	August 31	November 30	February 28	May 31
2014
Net Sales	$1,164,674	$1,071,487	$863,410	$1,276,782
Gross Profit	$499,072	$457,945	$358,026	$560,725
Net Income Attributable to RPM International Inc. Stockholders	$103,098	$63,562	$16,221	$108,779
Basic Earnings Per Share	$0.78	$0.48	$0.12	$0.82
Diluted Earnings Per Share	$0.77	$0.48	$0.12	$0.80
Dividends Per Share	$0.225	$0.240	$0.240	$0.240

(a)	Reflects adjustments for approximately $106.2 million to the Provision for Income Taxes related to the recognition of an ASC 740-30 tax liability for the potential repatriation of foreign earnings and related impact on Net Income Attributable to Noncontrolling Interests.

Quarterly earnings per share may not total to the yearly earnings per share due to the weighted-average number of shares outstanding in each quarter.

RPM International Inc. and Subsidiaries     71

Quarterly Stock Price and Dividend Information

Shares of our common stock are traded on the New York Stock Exchange under the symbol RPM. The high and low sales prices for the shares of common stock, and the cash dividends paid on the common stock, for each quarter of the two most recent fiscal years are set forth in the table below.

Range of Sales Prices and Dividends Paid

Fiscal 2015	High	Low	Dividends paid per share	Fiscal 2014	High	Low	Dividends paid per share
First Quarter	$47.33	$42.80	0.240	First Quarter	$36.39	$30.85	0.225
Second Quarter	$48.30	$39.57	0.260	Second Quarter	$40.25	$33.37	0.240
Third Quarter	$51.97	$44.95	0.260	Third Quarter	$43.86	$37.57	0.240
Fourth Quarter	$51.30	$46.65	0.260	Fourth Quarter	$45.47	$40.22	0.240

Source: New York Stock Exchange

Cash dividends are payable quarterly, upon authorization of the Board of Directors. Regular payment dates are approximately the last day of July, October, January and April.

The number of holders of record of our common stock as of July 13, 2015 was approximately 23,219, in addition to 84,762 beneficial holders.

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

Management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Specialty Products Holding Corp., Betumat Quimica Ltda., Bomat, Inc., Firetherm Intumescent and Insulation Supplies Limited, Morrells Woodfinishes Limited, Krud Kutter, Inc. and Spraymate (Proprietary) Limited, which are included in the 2015 Consolidated Financial Statements of RPM International Inc. and Subsidiaries and constituted 20% of total assets as of May 31, 2015 and 5% of net sales for the year then ended.

Management assessed the effectiveness of RPM’s internal control over financial reporting as of May 31, 2015. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013 Framework). Based on this assessment, management concluded that, as of May 31, 2015, RPM’s internal control over financial reporting is effective.

The independent registered public accounting firm Ernst & Young LLP, has also audited the Company’s internal control over financial reporting as of May 31, 2015 and their report thereon is included on page 75 of this report.

Frank C. Sullivan	Russell L. Gordon
Chairman and Chief Executive Officer	Vice President and Chief Financial Officer

July 27, 2015

RPM International Inc. and Subsidiaries     73

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS

RPM International Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of RPM International Inc. and Subsidiaries as of May 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended May 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of RPM International Inc. and Subsidiaries at May 31, 2015 and 2014 and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 2015, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), RPM International Inc. and Subsidiaries’ internal control over financial reporting as of May 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated July 27, 2015 expressed an unqualified opinion thereon.

Cleveland, Ohio

July 27, 2015

74    RPM International Inc. and Subsidiaries

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS

RPM International Inc. and Subsidiaries

We have audited RPM International Inc. and Subsidiaries’ internal control over financial reporting as of May 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). RPM International Inc. and Subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s Report on Internal Control Over Financial Reporting.” Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying “Management’s Report on Internal Control over Financial Reporting,” management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Specialty Products Holding Corp., Betumat Quimica Ltda., Bomat, Inc., Firetherm Intumescent and Insulation Supplies Limited, Morrells Woodfinishes Limited, Krud Kutter, Inc. and Spraymate (Proprietary) Limited, which are included in the 2015 Consolidated Financial Statements of RPM International Inc. and Subsidiaries and constituted 20% of total assets as of May 31, 2015 and 5% of net sales for the year then ended. Our audit of internal control over financial reporting of RPM International Inc. and Subsidiaries also did not include an evaluation of the internal control over financial reporting of Specialty Products Holding Corp., Betumat Quimica Ltda., Bomat, Inc., Firetherm Intumescent and Insulation Supplies Limited, Morrells Woodfinishes Limited, Krud Kutter, Inc. and Spraymate (Proprietary) Limited.

In our opinion, RPM International Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of May 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of RPM International Inc. and Subsidiaries as of May 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended May 31, 2015, and our report dated July 27, 2015, expressed an unqualified opinion thereon.

Cleveland, Ohio

July 27, 2015

RPM International Inc. and Subsidiaries     75

Stockholder Information

World Headquarters

RPM International Inc.

2628 Pearl Road

P.O. Box 777

Medina, OH 44258

Telephone:	330-273-5090 or 800-776-4488
Fax:	330-225-8743
Website:	www.rpminc.com
E-mail:	info@rpminc.com

Annual Meeting

RPM stockholders are invited to attend RPM’s Annual Meeting, which will be held at 2:00 p.m. EDT on Thursday, October 8, 2015 at the Holiday Inn, 15471 Royalton Road, Strongsville, Ohio. Directions can be found on the RPM website.

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

Dividend Payments

Common stock cash dividends are payable quarterly, upon authorization of the Board of Directors. Regular payment dates are typically the 31st of July, October and January and the 30th of April. RPM has increased the cash dividend payments to its stockholders for 41 consecutive years.

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

Stock Transfer Agent, Registrar and

Dividend Disbursing Agent

Wells Fargo Bank, N.A. maintains RPM’s stockholder records and is responsible for disbursing dividend checks. Questions concerning your account, change of address, transfer of ownership, lost certificates, safekeeping of stock certificates, dividend payments, direct deposit of dividends and other related items should be directed to:

Wells Fargo Shareowner Services

P.O. Box 64854

St. Paul, MN 55164-0854

Telephone:	800-988-5238 or
651-450-4064 (outside the United States)
Fax:	651-450-4085
Website:	www.shareowneronline.com

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

Independent Registered Public Accounting Firm

Ernst & Young LLP, Cleveland, Ohio - for fiscal 2015

Deloitte & Touche LLP, Cleveland, Ohio - effective fiscal 2016

Counsel

Calfee, Halter & Griswold LLP, Cleveland, Ohio

The RPM App

For up-to-date investment information on RPM, download the RPM app for Apple and Android devices. Scan this QR code or visit your app market.

76