Form 10-K, Exhibit 13
period 2016-05-31
RPM INTERNATIONAL INC/DE/
filed 2016-07-28
CIK 110621

Exhibit 13.1

RPM

2016 Annual Report

Contents

14 Management's Discussion and Analysis
27 Consolidated Financial Statements
32 Notes to Consolidated Financial Statements
60 Quarterly Stock Price and Dividend Information
61 Management's Report on Internal Control
62 Auditors' Reports
64 Stockholder Information
65 Directors and Officers

Trademarks appearing in this annual report:

Alex Plus® - AlphaGuard® - Alumanation® - American Accents® - B-I-N® - Biosolv® - Bulls Eye® - Bulls Eye 1-2-3® - Carboline® - Chemspec® - Citadel Floor Finishing Systems® - DAP® - Day-Glo® - Dri-Eaz® - DryDex® - Dryvit® - EpoxyShield® - EUCO® - Expanko® - Fibergrate® - Floor-Tex® - Furniture Transformations® - G Guardian Protection Products, Inc.® - Holton Food Products® - illbruck® - Increte Systems® - Kirker® - Kop-Coat® - Krud-Kutter® - LeakSeal® - Legend Brands® - Mathys® - Modern Masters® - Mohawk® - Nature Seal® - Okon® - Pactan® - Paraseal® - Parks® - Phenoseal® - Plasite® - Plastic Wood® - Restore® - RPM Belgium Vandex Group® - Rust-Oleum® - Seal Krete® - Stonhard® - Stops Rust® - TCI® - Testors® - The Euclid Chemical Company® - Tremco® - Tru-Core® - Tuff-N-Dri® - Universal® - ValvTect® - Vandex® - Varathane® - VersaClean® - Vivid® - Vulkem® - Watchdog Waterproofing® - Watco® - Wood's First Choice® - Woolsey® - XIM® - Z-Spar® - Zinsser® - AD™ - AMPED™ - Api™ - Ascoat™ - Betumat™ - Blackfriar™ - Cave™ - CCI | Finishworks™ - Chemtec™ - Chemtron™ - DANE™ - DIF™ - Fibregrid™ - Firetherm™ - Flowcrete™ - HiChem™ - Hummervoll™ - Kwik Seal Ultra™ - Mantrose-Haeuser™ - Morrells™ - Nullifire™ - Pettit™ - Pitchmastic PmB™ - Radiant Color™ - RECOLOR™ - Republic™ - RockSolid™ - Rust-Oleum Restore™ - SkyBEAM™ - Spraymate™ - Super Diamond Clear™ - Tamms™ - TOR™ - Toxement™ - Transformations™ - TremClad™ - Tuf-Strand™ - USL™ - Viafix™ - Viapol™ - NeverWet® is a registered trademark of Ross Nanotechnology LLC used under a license by subsidiary corporations of RPM International Inc. - WipeNew® is a registered trademark of Wipe New LLC used under a license by subsidiary corporations of RPM International Inc. - Wolman® is a registered trademark of Arch Wood Protection Inc. used under a license by subsidiary corporations of RPM International Inc. - Any marks appearing in this annual report that are not the trademarks of RPM International Inc. or its subsidiaries are the property of their respective owners.

13

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our financial statements include all of our majority-owned subsidiaries, except for certain subsidiaries that were deconsolidated during the period from May 31, 2010 through December 31, 2014. We reconsolidated such subsidiaries as of January 1, 2015 (refer to Note A[2] to the Consolidated Financial Statements for further information). Investments in less-than-majority-owned joint ventures for which we have the ability to exercise significant influence over are accounted for under the equity method. Preparation of our financial statements requires the use of estimates and assumptions that affect the reported amounts of our assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We continually evaluate these estimates, including those related to our allowances for doubtful accounts; inventories; allowances for recoverable taxes; uncertain tax positions; useful lives of property, plant and equipment; goodwill and other intangible assets; environmental, warranties and other contingent liabilities; income tax valuation allowances; pension plans; and the fair value of financial instruments. We base our estimates on historical experience, our most recent facts, and other assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of our assets and liabilities. Actual results, which are shaped by actual market conditions, may differ materially from our estimates.

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

We also record revenues generated under long-term construction contracts, mainly in connection with the installation of specialized roofing and flooring systems, and related services. In general, we account for long-term construction contracts under the percentage-of-completion method, and therefore record contract revenues and related costs as our contracts progress. This method recognizes the economic results of contract performance on a timelier basis than does the completed-contract method; however, application of this method requires reasonably dependable estimates of progress toward completion, as well as other dependable estimates. When reasonably dependable estimates cannot be made, or if other factors make estimates doubtful, the completed-contract method is applied. Under the completed-contract method, billings and costs are accumulated in the balance sheet as the contract progresses, but no revenue is recognized until the contract is complete or substantially complete.

TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS AND FOREIGN CURRENCY TRANSACTIONS

Our reporting currency is the U.S. dollar. However, the functional currency for each of our foreign subsidiaries is its principal operating currency. We translate the amounts included in our Consolidated Statements of Income from our foreign subsidiaries into U.S. dollars at weighted-average exchange rates, which we believe are representative of the actual exchange rates on the dates of the transactions. Our foreign subsidiaries’ assets and liabilities are translated into U.S. dollars from local currency at the actual exchange rates as of the end of each reporting period, and we record the resulting foreign exchange translation adjustments in our Consolidated Balance Sheets as a component of accumulated other comprehensive income (loss). If the U.S. dollar strengthens, we reflect the resulting losses as a component of accumulated other comprehensive income (loss). Conversely, if the U.S. dollar weakens, foreign exchange translation gains result, which favorably impact accumulated other comprehensive income (loss). Translation adjustments may be included in net earnings in the event of a sale or liquidation of certain of our underlying foreign investments. If we determine that the functional currency of any of our foreign subsidiaries should be the U.S. dollar, our financial statements will be affected. Should this occur, we will adjust our reporting to appropriately account for any such changes.

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

GOODWILL

We test our goodwill balances at least annually, or more frequently as impairment indicators arise, at the reporting unit level. Our annual impairment assessment date has been designated as the first day of our fourth fiscal quarter. Our reporting units have been identified at the component level, which is the operating segment level or one level below our operating segments.

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

14    RPM International Inc. and Subsidiaries

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

In applying the discounted cash flow methodology, we rely on a number of factors, including future business plans, actual and forecasted operating results, and market data. The significant assumptions employed under this method include discount rates; revenue growth rates, including assumed terminal growth rates; and operating margins used to project future cash flows for a reporting unit. The discount rates utilized reflect market-based estimates of capital costs and discount rates adjusted for management’s assessment of a market participant’s view with respect to other risks associated with the projected cash flows of the individual reporting unit. Our estimates are based upon assumptions we believe to be reasonable, but which by nature are uncertain and unpredictable. We believe we incorporate ample sensitivity ranges into our analysis of goodwill impairment testing for a reporting unit, such that actual experience would need to be materially out of the range of expected assumptions in order for an impairment to remain undetected. As previously reported, we have monitored the performance of our Kirker nail enamel business throughout fiscal 2016, which had $143.3 million of goodwill at May 31, 2016 and is included in our consumer reportable segment results. We performed our annual goodwill impairment analysis during the fourth quarter of fiscal 2016, which resulted in an excess of fair value over carrying value of 8% for our Kirker reporting unit. In calculating the fair value of Kirker, we utilized market studies and other industry analyses to reflect growth in line with industry and market expectations. Further, in order to evaluate the sensitivity of our fair value calculation of our Kirker goodwill impairment test, we reduced growth expectations for each of the next five years by 1%, which resulted in a fair value that was still slightly above carrying value. We will continue to monitor the business performance for our Kirker nail enamel business over the coming months. If the expected level of business growth, timing of projected new business opportunities or improvements in customer demand for our nail enamel business are not achieved, impairment of intangible assets, including goodwill, and our other long-lived assets, could result.

Our annual goodwill impairment analysis for fiscal 2016 did not result in any indicators of impairment. Should the future earnings and cash flows at our reporting units decline and/or discount rates increase, future impairment charges to goodwill and other intangible assets may be required.

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

Additionally, we test all indefinite-lived intangible assets for impairment at least annually during our fiscal fourth quarter. We follow the guidance provided by ASC 350 that simplifies how an entity tests indefinite-lived intangible assets for impairment. It provides an option to first assess qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount. Our fiscal 2016 annual impairment tests of each of our indefinite-lived intangible assets did not result in any impairment loss.

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

RPM International Inc. and Subsidiaries     15

In determining the adequacy of valuation allowances, we consider cumulative and anticipated amounts of domestic and international earnings or losses of the appropriate character, anticipated amounts of foreign source income, as well as the anticipated taxable income resulting from the reversal of future taxable temporary differences. We intend to maintain any recorded valuation allowances until sufficient positive evidence (for example, cumulative positive foreign earnings or capital gain income) exists to support a reversal of the tax valuation allowances.

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

16    RPM International Inc. and Subsidiaries

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

During the first quarter of fiscal 2016, we elected to change our approach in estimating the service and interest cost components of net periodic benefit cost. Please refer to Note L, “Pension Plans,” to the Consolidated Financial Statements for further information.

Changes in our key plan assumptions would impact net periodic benefit expense and the projected benefit obligation for our defined benefit and various postretirement benefit plans. Based upon May 31, 2016 information, the following tables reflect the impact of a 1% change in the key assumptions applied to our defined benefit pension plans in the U.S. and internationally:

	U.S.		International
(In millions)	1% Increase	1% Decrease	1% Increase	1% Decrease
Discount Rate
Increase (decrease) in expense in FY 2016	$(7.0)	$8.7	$(1.6)	$2.2
Increase (decrease) in obligation as of May 31, 2016	$(49.0)	$58.1	$(25.5)	$35.9
Expected Return on Plan Assets
Increase (decrease) in expense in FY 2016	$(3.3)	$3.3	$(1.6)	$1.6
Increase (decrease) in obligation as of May 31, 2016	N/A	N/A	N/A	N/A
Compensation Increase
Increase (decrease) in expense in FY 2016	$5.4	$(4.8)	$1.0	$(0.9)
Increase (decrease) in obligation as of May 31, 2016	$26.2	$(23.8)	$5.8	$(5.1)
Based upon May 31, 2016 information, the following table reflects the impact of a 1% change in the key assumptions applied to our various postretirement health care plans:
	U.S.		International
(In millions)	1% Increase	1% Decrease	1% Increase	1% Decrease
Discount Rate
Increase (decrease) in expense in FY 2016	$-	$-	$(0.5)	$0.6
Increase (decrease) in obligation as of May 31, 2016	$(0.7)	$0.8	$(4.2)	$5.5
Healthcare Cost Trend Rate
Increase (decrease) in expense in FY 2016	$-	$-	$0.5	$(0.4)
Increase (decrease) in obligation as of May 31, 2016	$0.3	$(0.3)	$5.6	$(4.3)

BUSINESS SEGMENT INFORMATION

In July 2015, our Board of Directors approved the realignment of certain businesses and management structure to recognize how we allocate resources and analyze the operating performance of our operating segments. During August 2015, we made the determination to combine our former RPM2-Industrial operating segment and our former SPHC operating segment into a single operating segment, called the “Specialty Products Group,” which is discussed in further detail below and constitutes a new reportable segment. Information for all periods presented has been recast to reflect this change.

We operate a portfolio of businesses and product lines that manufacture and sell a variety of specialty paints, protective coatings and roofing systems, sealants and adhesives. We manage our portfolio by organizing our businesses and product lines into three reportable segments: the industrial reportable segment, the specialty reportable segment and the consumer reportable segment. Within each reportable segment, we aggregate operating segments or product lines that consist of individual companies or groups of companies and product lines, which generally address common markets, share similar economic characteristics, utilize similar technologies and can share manufacturing or distribution capabilities. Our seven operating segments represent components of our business for which separate financial information is available that is utilized on a regular basis by our chief operating decision maker in determining how to allocate the assets of the company and evaluate performance. These seven operating segments are each managed by an operating segment manager, who is responsible for the day-to-day operating decisions and performance evaluation of the operating segment’s underlying businesses. We evaluate the profit performance of our segments primarily based on income before income taxes,

RPM International Inc. and Subsidiaries     17

but also look to earnings (loss) before interest and taxes (“EBIT”) as a performance evaluation measure because interest expense is essentially related to acquisitions, as opposed to segment operations.

Our industrial reportable segment products are sold throughout North America and also account for the majority of our international sales. Our industrial product lines are sold directly to contractors, distributors and end-users, such as industrial manufacturing facilities, public institutions and other commercial customers. The industrial reportable segment comprises three separate operating segments — Tremco Group, tremco illbruck Group and Performance Coatings Group. Products and services within this reportable segment include construction chemicals; roofing systems; weatherproofing and other sealants; and polymer flooring.

Our specialty reportable segment products are sold throughout North America and a few international locations, primarily in Europe. Our specialty product lines are sold directly to contractors, distributors and end-users, such as industrial manufacturing facilities, public institutions and other commercial customers. The specialty reportable segment is a single operating segment, which offers products that include industrial cleaners; restoration services equipment; colorants; exterior finishes; edible coatings and specialty glazes for pharmaceutical and food industries; and other specialty OEM coatings. This segment includes the SPHC businesses, which were reconsolidated as of January 1, 2015.

Our consumer reportable segment manufactures and markets professional use and do-it-yourself (“DIY”) products for a variety of mainly consumer applications, including home improvement and personal leisure activities. Our consumer reportable segment’s major manufacturing and distribution operations are located primarily in North America, along with a few locations in Europe and other parts of the world. Our consumer reportable segment’s products are sold throughout North America primarily to mass merchants, home improvement centers, hardware stores, paint stores, craft shops, cosmetic companies and to other smaller customers through distributors. The consumer reportable segment comprises three operating segments — Rust-Oleum Group, DAP Group and SPG-Consumer Group. Products within this reportable segment include specialty, hobby and professional paints; nail care enamels; caulks; adhesives; silicone sealants and wood stains.

In addition to our three reportable segments, there is a category of certain business activities and expenses, referred to as corporate/other, that does not constitute an operating segment. This category includes our corporate headquarters and related administrative expenses, results of our captive insurance companies, gains or losses on the sales of certain assets and other expenses not directly associated with any reportable segment. Assets related to the corporate/other category consist primarily of investments, prepaid expenses and headquarters’ property and equipment. These corporate and other assets and expenses reconcile reportable segment data to total consolidated income before income taxes, interest expense and earnings before interest and taxes.

18    RPM International Inc. and Subsidiaries

The following table reflects the results of our reportable segments consistent with our management philosophy, and represents the information we utilize, in conjunction with various strategic, operational and other financial performance criteria, in evaluating the performance of our portfolio of product lines. Information for all periods presented has been recast to reflect the current-year change in reportable segments.

SEGMENT INFORMATION

(In thousands)

Year Ended May 31,	2016	2015	2014
Net Sales
Industrial	$2,444,120	$2,533,476	$2,464,266
Specialty	732,091	457,245	305,391
Consumer	1,637,438	1,603,829	1,606,696
Total	$4,813,649	$4,594,550	$4,376,353
Income Before Income Taxes (a)
Industrial Segment
Income Before Income Taxes (a)	$252,781	$246,997	$234,123
Interest (Expense), Net (b)	(5,987)	(8,190)	(10,482)
EBIT (c)	$258,768	$255,187	$244,605
Specialty Segment
Income Before Income Taxes (a)	$111,945	$68,340	$61,628
Interest Income (Expense), Net (b)	730	534	255
EBIT (c)	$111,215	$67,806	$61,373
Consumer Segment
Income Before Income Taxes (a)	$268,218	$274,001	$251,229
Interest Income (Expense), Net (b)	40	34	122
EBIT (c)	$268,178	$273,967	$251,107
Corporate/Other
(Expense) Before Income Taxes (a)	$(149,478)	$(136,085)	$(122,493)
Interest (Expense), Net (b)	(76,101)	(61,416)	(55,131)
EBIT (c)	$(73,377)	$(74,669)	$(67,362)
Consolidated
Income Before Income Taxes (a)	$483,466	$453,253	$424,487
Interest (Expense), Net (b)	(81,318)	(69,038)	(65,236)
EBIT (c)	$564,784	$522,291	$489,723

(a)	The presentation includes a reconciliation of Income (Loss) Before Income Taxes, a measure defined by Generally Accepted Accounting Principles (“GAAP”) in the U.S., to EBIT.

(b)	Interest (expense), net includes the combination of interest expense and investment expense (income), net.

(c)	EBIT is defined as earnings (loss) before interest and taxes. We evaluate the profit performance of our segments based on income before income taxes, but also look to EBIT as a performance evaluation measure because interest expense is essentially related to acquisitions, as opposed to segment operations. We believe EBIT is useful to investors for this purpose as well, using EBIT as a metric in their investment decisions. EBIT should not be considered an alternative to, or more meaningful than, income before taxes as determined in accordance with GAAP, since EBIT omits the impact of interest in determining operating performance, which represent items necessary to our continued operations, given our level of indebtedness. Nonetheless, EBIT is a key measure expected by and useful to our fixed income investors, rating agencies and the banking community, all of whom believe, and we concur, that this measure is critical to the capital markets’ analysis of our segments’ core operating performance. We also evaluate EBIT because it is clear that movements in EBIT impact our ability to attract financing. Our underwriters and bankers consistently require inclusion of this measure in offering memoranda in conjunction with any debt underwriting or bank financing. EBIT may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results.

RESULTS OF OPERATIONS

Fiscal 2016 Compared with Fiscal 2015

Net Sales Consolidated net sales of $4.81 billion for fiscal 2016 grew by approximately 4.8% from net sales of $4.59 billion for fiscal 2015. Organic sales improved 2.8%, while acquisitions added 6.7%. Our SPHC businesses, all of which are included in our specialty segment, were reconsolidated as of January 1, 2015. Therefore, year-to-date results through December 2015 for the SPHC group are reflected in acquisition growth. Consolidated net sales for fiscal 2016 were offset by an unfavorable foreign exchange impact of 4.7%.

Industrial segment net sales declined by 3.5%, to $2.44 billion for fiscal 2016 versus net sales of $2.53 billion during fiscal 2015. The decline was due to unfavorable foreign exchange, which impacted net sales by 6.6% during fiscal 2016. Many of our international businesses continued to feel the impact of the strengthening of the U.S. dollar against most foreign currencies throughout fiscal 2016, and although we anticipate the impact to be less severe in fiscal 2017, the United Kingdom’s recent vote to exit the European Union may result in a continuation of the unfavorable impact of foreign exchange going forward. Additionally, there was a continued slowdown during fiscal 2016 in net sales for our industrial segment businesses serving the energy sector. The impact of these unfavorable items was partially offset by organic growth in net sales of 2.5%, which included growth throughout fiscal 2016 in our North American-based industrial companies serving the commercial construction market. Lastly, recent acquisitions contributed 0.6% to net sales during fiscal 2016.

Specialty segment net sales for fiscal 2016 grew by 60.1% to $732.1 million, primarily due to acquisition growth of 60.4%, which includes the reconsolidated SPHC businesses and a few other small product line acquisitions during the year. Organic growth in net sales provided 2.7% to the specialty segment during fiscal 2016, while foreign currency negatively impacted net sales for fiscal 2016 by 3.0%.

RPM International Inc. and Subsidiaries     19

Consumer segment net sales for fiscal 2016 grew by 2.1% to $1.64 billion from $1.60 billion during fiscal 2015, primarily reflecting organic growth in sales of 3.3%, which relate to new product introductions and strategic product placements early in the year. The consumer segment benefited from continued strength in the U.S. housing market and sales growth at many of our major retail customers. Despite an overall decline in demand in the nail enamel market year-over-year, we saw growth during the last quarter of fiscal 2016, and we expect this positive trend to continue. Acquisitions provided 0.9% growth in net sales for fiscal 2016 in the consumer segment. Foreign currency negatively impacted consumer segment net sales for fiscal 2016 by 2.1%.

Gross Profit Margin Our consolidated gross profit margin improved to 43.4% of net sales for fiscal 2016 from a consolidated gross profit margin of 42.3% for the comparable period a year ago. The current-period improvement reflects a favorable impact from selling price increases of approximately 0.4% and lower manufacturing costs of approximately 1.1% during fiscal 2016 versus fiscal 2015. Unfavorable foreign exchange impacted current-period gross profit margin by approximately 0.4%. Foreign exchange has had a significant impact recently upon the costs of sales, since several of our foreign operations pay their suppliers in U.S. dollars, which has strengthened recently against many other foreign currencies. Additionally, although certain petroleum-based raw materials have eased lately, the costs of the raw materials we use are under generally upward pressure, and over the longer term we expect raw materials costs to increase, due to escalating energy and related feedstock costs, increased levels of global demand, and improved levels of supplier pricing discipline.

Selling, General and Administrative Expenses (“SG&A”) Our consolidated SG&A expense increased by approximately $98.0 million during fiscal 2016 versus fiscal 2015, and increased to 31.6% of net sales from 31.0% of net sales for the prior-year period. SG&A for fiscal 2016 reflects overall added expenses recorded by our recently acquired businesses, mainly our recent reconsolidation of SPHC and its subsidiaries, all of which are included in our specialty segment. SG&A expense for fiscal 2016 and 2015 was favorably impacted by the reversal of certain contingent consideration obligations relating to recent acquisitions, and totaled $14.5 million and $29.7 million, respectively. During fiscal 2016, there was also higher employee compensation expense, including commissions on higher sales, as well as increases in advertising, promotional and professional services expense. Warranty expense for fiscal 2016 decreased by $3.8 million from the amount recorded a year ago, and it is typical that warranty expense will fluctuate from period to period.

Our industrial segment SG&A expense was approximately $19.6 million lower during fiscal 2016 versus fiscal 2015, but slightly higher as a percentage of net sales. This reflects the strengthening of the U.S. dollar versus nearly all foreign currencies, which unfavorably impacted fiscal 2016 industrial segment sales by 6.6%.

Our specialty segment SG&A expense was approximately $92.6 million higher during fiscal 2016 versus fiscal 2015, and higher as a percentage of net sales, primarily reflecting the recent reconsolidation of SPHC and its subsidiaries, as well as a few small product line acquisitions.

Our consumer segment SG&A expense was $26.4 million higher during fiscal 2016 versus fiscal 2015, and it was also slightly higher as a percentage of net sales, reflecting higher advertising and promotional expense during fiscal 2016 versus fiscal 2015. Consumer segment SG&A expense for fiscal 2016 and 2015 was favorably impacted by the reversal of certain contingent consideration obligations relating to recent acquisitions, and totaled $14.5 million and $29.7 million, respectively.

SG&A expenses in our corporate/other category of $73.4 million during fiscal 2016 was slightly lower versus $74.7 million during fiscal 2015, reflecting favorable experience in benefit costs.

We recorded total net periodic pension and postretirement benefit costs of $47.6 million and $48.2 million for fiscal 2016 and 2015, respectively. The $0.6 million decrease in pension expense was primarily the result of lower service and interest cost of $2.8 million during fiscal 2016 versus fiscal 2015 combined with a favorable impact of $0.4 million from larger returns on higher plan asset levels during fiscal 2016. The reduction in service and interest cost also impacted deferred actuarial losses to be amortized in future periods. Partially offsetting those reductions in costs was an unfavorable impact of approximately $2.6 million resulting from larger actuarial losses recognized during fiscal 2016 versus fiscal 2015. During fiscal 2016, we elected to change our approach in estimating the service and interest cost components of net periodic benefit expense by applying the split discount rate approach, which reduced pension expense for fiscal 2016 by approximately $6.4 million. See Note L, “Pension Plans,” for additional information regarding this change.

We expect that pension and postretirement expense will fluctuate on a year-to-year basis, depending primarily upon the investment performance of plan assets and potential changes in interest rates, but such changes are not expected to be material to our consolidated financial results. A decrease of 1% in the discount rate or the expected return on plan assets assumptions would result in $11.5 million and $4.9 million higher expense, respectively. The assumptions and estimates used to determine the discount rate and expected return on plan assets are more fully described in Note L, “Pension Plans,” and Note M, “Postretirement Benefits,” to our Consolidated Financial Statements. Further discussion and analysis of the sensitivity surrounding our most critical assumptions under our pension and postretirement plans is discussed on page 17 of this report under, “Critical Accounting Policies and Estimates — Pension and Postretirement Plans.”

Interest Expense Interest expense was $91.7 million for fiscal 2016 versus $87.6 million for fiscal 2015. Included in interest expense a year ago was a $4.0 million make-whole payment related to the early redemption of our 6.7% Senior Notes. Higher average borrowings increased interest expense during fiscal 2016 by approximately $4.6 million versus fiscal 2015. Our average borrowings were higher due to recent acquisitions, primarily from our $450.0 million payment to the 524(g) trust for the reconsolidation of SPHC, which was paid in December 2014. The payment was funded from our New Revolving Credit Facility and AR Program, part of which was ultimately replaced with a 30-year bond issued in May 2015. Despite the decrease in interest rates, which averaged 4.11% overall for fiscal 2016 compared with 4.26% for fiscal 2015, interest expense increased by approximately $3.5 million due to the overall higher average borrowings outstanding during fiscal 2016 versus fiscal 2015.

Investment (Income), Net Net investment income of approximately $10.4 million for fiscal 2016 compares to net investment income of $18.6 million during fiscal 2015. Dividend and interest income totaled $7.7 million and $9.9 million during fiscal 2016 and 2015, respectively. Net realized gains on the sales of investments totaled $6.5 million during fiscal 2016, while those gains were $8.7 million during fiscal 2015. Impairments recognized on securities that management has determined are other-than-temporary declines in value totaled $3.8 million during fiscal 2016, compared with $0.02 million of such losses recorded during fiscal 2015.

20    RPM International Inc. and Subsidiaries

Other Expense (Income), Net Other expense of $1.3 million for fiscal 2016 compared with other income of $3.9 million for fiscal 2015. Items reflected in this balance include net royalty expense of $2.0 million for fiscal 2016 and net royalty income of $1.9 million during fiscal 2015. Also included in this balance is our equity in earnings of unconsolidated affiliates totaling approximately $2.1 million and $2.0 million for fiscal 2016 and 2015, respectively. Additionally, during the fourth quarter of fiscal 2016, we incurred a legal settlement charge of approximately $9.3 million, which was in relation to certain deck coating products. Lastly, during fiscal 2016 we acquired the remaining 51% interest in our Chinese joint venture, Carboline Dalian Paint Production Co., Ltd (“Carboline Dalian”), which increased our ownership to 100%. During the fourth quarter of fiscal 2016, we retained an independent, third-party valuation firm to assist us in determining the fair value of Carboline Dalian. Under ASC 805, a step up to fair value is required when an equity interest changes from a non-controlling interest to a controlling interest. Based on the step up from our 49% to a 100% interest in Carboline Dalian, we recorded a remeasurement gain for approximately $8.0 million during fiscal 2016.

Income Before Income Taxes (“IBT”) Our consolidated pretax income for fiscal 2016 of $483.5 million compares with $453.3 million for fiscal 2015.

Our industrial segment had IBT of $252.8 million, or 10.3% of industrial net sales, for fiscal 2016, versus IBT of $247.0 million, or 9.7% of industrial net sales, for fiscal 2015. Our industrial segment experienced the continuing impact of unfavorable foreign exchange, and although we anticipate a lesser impact during fiscal 2017, the Brexit decision may cause the unfavorable impact of foreign exchange to continue. Our specialty segment had IBT of $111.9 million, or 15.3% of net sales, during fiscal 2016, versus IBT of $68.3 million, or 14.9% of net sales, for fiscal 2015. Our consumer segment IBT increased to $268.2 million, or 16.4% of net sales for fiscal 2016, compared with $274.0 million, or 17.1% of net sales, for fiscal 2015.

Income Tax Rate The effective income tax rate was 26.1% for fiscal 2016 compared to an effective income tax rate of 49.6% for fiscal 2015. The decrease in the effective tax rate from fiscal 2015 to fiscal 2016 was primarily attributable to a fiscal 2015 deferred income tax charge of $106.2 million for the estimated tax cost associated with unremitted foreign earnings not considered to be permanently reinvested. The comparable provision amount in fiscal 2016 is a benefit of $3.7 million.

Net Income Net income of $357.5 million for fiscal 2016 compares to net income of $228.3 million for fiscal 2015. During fiscal 2016, we elected to change our approach in estimating the service and interest cost components of net periodic benefit cost by applying the split discount rate approach, which resulted in an increase in net income of approximately $4.7 million. During fiscal 2016, we recognized net income attributable to noncontrolling interests of $2.7 million versus net loss attributable to noncontrolling interests of $11.2 million during fiscal 2015. The loss from noncontrolling interests during fiscal 2015 resulted from the $106.2 million tax charge for the potential repatriation of foreign earnings. Net income attributable to RPM International Inc. stockholders for fiscal 2016 was $354.7 million, which compared to net income of $239.5 million for fiscal 2015.

Diluted earnings per share of common stock for fiscal 2016 of $2.63 compares with diluted earnings per share of common stock of $1.78 for fiscal 2015. As discussed above, we changed our approach in estimating the service and interest cost components of net periodic benefit expense, which resulted in an increase in diluted earnings per share of $0.03 during fiscal 2016.

Fiscal 2015 Compared with Fiscal 2014

Net Sales Consolidated net sales of $4.59 billion for fiscal 2015 grew by approximately 5.0% from net sales of $4.38 billion for fiscal 2014. Organic sales improved 3.3%, while acquisitions added 5.2%. The reconsolidated SPHC businesses, all of which are included with our specialty reportable segment, are included in acquisition growth. Consolidated net sales for fiscal 2015 were offset by an unfavorable foreign exchange impact of 3.5%.

Industrial segment net sales for fiscal 2015 grew by 2.8% to $2.53 billion, due to organic growth of 6.4% and also from acquisitions, which added 1.0%. During the last half of fiscal 2015, our businesses serving the U.S. commercial construction and U.S. residential markets saw steady improvement in net sales, however, we also saw a slowdown in net sales for our businesses serving the energy sector. Foreign currency negatively impacted industrial segment sales for fiscal 2015 by 4.6%.

Specialty segment net sales for fiscal 2015 grew by 49.7% to $457.2 million, primarily due to acquisition growth of 58.7%, which includes the reconsolidated SPHC businesses. The specialty segment had an organic decline in net sales from fiscal 2014 to fiscal 2015, which approximated 5.3%. Foreign currency negatively impacted specialty segment net sales for fiscal 2015 by 3.7%.

Consumer segment net sales for fiscal 2015 fell by 0.2% to $1.60 billion, reflecting the negative impact of foreign currency during fiscal 2015 of 1.6%. Growth in consumer segment organic net sales was approximately 0.1%, while acquisitions contributed 1.3%. Certain of our smaller, higher-margin niche businesses in this segment, such as Kirker and Synta, have struggled due to a slowdown in global demand during fiscal 2015 as well as difficult comparisons to fiscal 2014, negatively impacting net sales during fiscal 2015 versus fiscal 2014.

Gross Profit Margin Our consolidated gross profit margin declined to 42.3% of net sales for fiscal 2015 from a consolidated gross profit margin of 42.9% for fiscal 2014. All of the decline in our gross profit margin resulted from a less profitable mix of product sold during fiscal 2015 versus fiscal 2014. Our product mix was unfavorably impacted by a decline in some of our smaller, higher-margin niche businesses, such as Kirker and Synta, that have struggled due to a slowdown in global demand during fiscal 2015 as well as difficult comparisons to fiscal 2014, negatively impacting our margins.

SG&A Our consolidated SG&A increased by $32.8 million, but decreased to 31.0% of net sales for fiscal 2015 compared with 31.8% of net sales for fiscal 2014. Fiscal 2015 consolidated SG&A includes five months of additional expense relating to our recent reconsolidation of SPHC and its subsidiaries. Fiscal 2015 SG&A expense was favorably affected by the reversal of certain contingent consideration obligations relating to recent acquisitions, primarily Kirker and Synta, for approximately $29.7 million. Fiscal 2015 SG&A expense also includes $14.5 million of higher legal and professional expense related to: the SEC and audit committee investigation of timing of the previously disclosed GSA accrual; the SPHC settlement agreement; and our voluntary self-disclosure agreement with the State of Delaware for unclaimed property reviews. Fiscal 2015 expense also includes higher employee compensation-related expense, including commissions on higher sales. Fiscal 2015 results also reflect higher distribution, rental and lease expense on building and equipment, as well as higher severance expense versus fiscal 2014. Warranty expense for fiscal 2015 decreased by approximately $1.1 million from the amount recorded during fiscal 2014, and it is typical that warranty expense will fluctuate from period to period.

RPM International Inc. and Subsidiaries     21

Our industrial segment SG&A was approximately $6.3 million higher during fiscal 2015 versus fiscal 2014, but lower as a percentage of net sales, reflecting this segment’s growth in organic sales of 6.4% during fiscal 2015. The industrial segment SG&A as a percent of net sales improved due to lower bad debt expense and lower legal settlement expense during fiscal 2015 versus fiscal 2014. Fiscal 2015 expense reflects higher employee compensation-related expense, including commissions on higher sales, as well as higher distribution expense, and higher rental and lease expense on buildings and equipment.

Our specialty segment SG&A was approximately $47.7 million higher during fiscal 2015 versus fiscal 2014, and higher as a percentage of net sales, reflecting this segment’s growth from acquisitions. Specialty segment results for fiscal 2015 included five months of additional expense relating to our recent reconsolidation of SPHC and its subsidiaries, all of which are included in the specialty segment.

Our consumer segment SG&A was approximately $28.5 million lower during fiscal 2015 versus fiscal 2014, and lower as a percentage of net sales, which directly reflects the fiscal 2015 reversal of certain contingent consideration obligations in this segment for approximately $29.7 million. During fiscal 2015, this segment’s SG&A expense was impacted by higher expense from additional sales and marketing personnel, higher distribution expense and higher severance expense versus fiscal 2014, which was offset by a decrease in advertising expense.

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

Investment Expense (Income), Net Net investment income of $18.6 million during fiscal 2015 compares to net investment income of $15.7 million for fiscal 2014. Dividend and interest income totaled $9.9 million and $8.5 million during fiscal 2015 and 2014, respectively. Net realized gains on the sales of investments resulted in a net gain of $8.7 million for fiscal 2015 versus a net gain of $7.4 million for fiscal 2015. Impairments recognized on securities that management has determined are other-than-temporary declines in value approximated $0.2 million for fiscal 2014, versus impairments of approximately $0.02 million during fiscal 2015.

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

IBT Our consolidated pretax income for fiscal 2015 of $453.3 million compares with pretax income of $424.5 million for fiscal 2014, resulting in a pretax profit margin on net sales of 9.9% for fiscal 2015 versus a pretax profit margin on net sales of 9.7% during fiscal 2014. As discussed above, fiscal 2015 results reflect the unfavorable impact of both translational and transactional foreign exchange, as many international currencies weakened versus the U.S. dollar, and we expect that trend to continue into the majority of fiscal 2016.

Our industrial segment had IBT of $247.0 million, for a profit margin on net sales of 9.7% for fiscal 2015, versus IBT of $234.1 million, for a profit margin on net sales of 9.5%, for fiscal 2014. Our specialty segment had IBT of $68.3 million, for a profit margin on net sales of 14.9% for fiscal 2015, versus IBT of $61.6 million, for a profit margin on net sales of 20.2%, for fiscal 2014. Specialty segment IBT for fiscal 2015 includes the impact of our January 1, 2015 reconsolidation of SPHC and its subsidiaries. Our consumer segment IBT increased to $274.0 million, or 17.1% of net sales for the period, from fiscal 2014 IBT of $251.2 million, or 15.6% of net sales. The increase in IBT as a percent of sales for the consumer segment resulted primarily from the reversal of certain contingent consideration obligations approximating $29.7 million during fiscal 2015 versus fiscal 2014.

Income Tax Rate The effective income tax rate was 49.6% for fiscal 2015 compared to an effective income tax rate of 27.9% for fiscal 2014. The increase in the effective income tax rate is primarily due to a deferred income tax charge of $106.2 million recorded in fiscal 2015 for the estimated tax cost associated with unremitted foreign earnings not considered to be permanently reinvested. The comparable provision amount in fiscal 2014 was $2.5 million. See Note F, “Income Taxes,” to the Consolidated Financial Statements for further information regarding unremitted foreign earnings. The increase in the effective tax rate from fiscal 2014 to fiscal 2015 was also attributable to a decrease in the benefit from the domestic manufacturing deduction. The above increases to the effective tax rate were partially offset by increases in the benefit from the impact of foreign operations and valuation allowance reversals.

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

22    RPM International Inc. and Subsidiaries

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

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

Approximately $474.7 million of cash was provided by operating activities during fiscal 2016, compared with $330.4 million of cash provided by operating activities during fiscal 2015.

The net change in cash from operations includes the change in net income, which increased by $129.1 million during fiscal 2016 versus fiscal 2015, primarily reflecting the $106.2 million tax charge taken during fiscal 2015 for the estimated future tax cost of repatriating undistributed foreign earnings. Other items impacting the net change in cash from operations were items adjusting net income for non-cash expenses and income, which increased by $53.7 million during fiscal 2016 versus fiscal 2015. Changes in working capital accounts and all other accruals provided approximately $68.9 million more cash flow during fiscal 2016 than fiscal 2015.

The change in accounts receivable during fiscal 2016 used cash of $24.6 million versus $90.2 million of cash used by accounts receivable during fiscal 2015, or approximately $65.6 million less cash used year over year. The $90.2 million of cash used a year ago resulted from the timing of sales and collections on accounts receivable that resulted from slower sales during the early part of our fourth fiscal quarter, which ended with strong sales during the month of May and pushed collections into early fiscal 2016. During fiscal 2016, we also experienced an increase in foreign sales and receivables versus the prior year, which typically have longer collection periods, as we expand our foothold into places such as the Middle East and Far East. Days sales outstanding at May 31, 2016 decreased to 57.7 days from 60.0 days sales outstanding at May 31, 2015.

Inventory balances used $17.7 million of cash during fiscal 2016, compared with a use of $31.3 million in cash during fiscal 2015, or $13.6 million less cash used year over year. This resulted from the timing of purchases by retail customers. Days of inventory outstanding at May 31, 2016 increased to 79.2 days from 78.4 days of inventory outstanding at May 31, 2015.

The change in accounts payable during fiscal 2016 used cash of $6.0 million versus $16.2 million of cash used during fiscal 2015, or approximately $10.2 million less cash than fiscal 2015, resulting from a change in the timing of certain payments. Accrued compensation and benefits provided approximately $19.0 million more cash during fiscal 2016 versus fiscal 2015, due to higher bonus accruals made during fiscal 2016 versus fiscal 2015. Other accruals and prepaids, including those for other short-term and long-term items and changes, used

$64.8 million more cash during fiscal 2016 versus fiscal 2015, primarily from the timing of pension plan contributions and upfront funds used for long-term customer contracts.

Cash provided from operations, along with the use of available credit lines, as required, remain our primary sources of liquidity.

Investing Activities

Capital expenditures, other than for ordinary repairs and replacements, are made to accommodate our continued growth to achieve production and distribution efficiencies, expand capacity, introduce new technology, improve environmental health and safety capabilities, improve information systems, and enhance our administration capabilities. Capital expenditures of $117.2 million during fiscal 2016 compare with depreciation of $66.7 million. We believe our current production capacity, along with moderate plant modifications or additions will be adequate to meet our immediate needs based on anticipated growth rates. We are increasing our capital spending in fiscal 2017 in an effort to more aggressively invest in our internal growth initiatives, especially in overseas markets. We anticipate that additional shifts at our production facilities, coupled with the capacity added through acquisition activity and our planned increase in future capital spending levels, will enable us to meet increased demand throughout fiscal 2017 and into fiscal 2018 and beyond.

Our captive insurance companies invest their excess cash in marketable securities in the ordinary course of conducting their operations, and this activity will continue. Differences in the amounts related to these activities on a year-over-year basis are primarily attributable to differences in the timing and performance of their investments balanced against amounts required to satisfy claims. At May 31, 2016, the fair value of our investments in marketable securities totaled $147.0 million, of which investments with a fair value of $89.3 million were in an unrealized loss position. At May 31, 2015, the fair value of our investments in marketable securities totaled $154.8 million, of which investments with a fair value of $59.0 million were in an unrealized loss position. The fair value of our portfolio of marketable securities is based on quoted market prices for identical, or similar, instruments in active or non-active markets or model-derived-valuations with observable inputs. We have no marketable securities whose fair value is subject to unobservable inputs. Total pretax unrealized losses recorded in accumulated other comprehensive income at May 31, 2016 and May 31, 2015 were $10.2 million and $3.8 million, respectively.

We regularly review our marketable securities in unrealized loss positions in order to determine whether or not we have the ability and intent to hold these investments. That determination is based upon the severity and duration of the decline, in addition to our evaluation of the cash flow requirements of our businesses. Unrealized losses at May 31, 2016 were generally related to the normal volatility in valuations over the past several months for a portion of our portfolio of investments in marketable securities. The unrealized losses generally relate to investments whose fair values at May 31, 2016 were less than 15% below their original cost or that have been in a loss position for less than six consecutive months. From time to time, we may experience significant volatility in general economic and market conditions. If we were to experience unrealized losses that were to continue for longer periods of time, or arise to more significant levels of unrealized losses within our portfolio of investments in marketable securities in the future, we may recognize additional other-than-temporary impairment losses. Such potential losses could have a material impact on our results of operations in any given reporting period. As such, we continue to closely evaluate the status of our investments and our ability and intent to hold these investments.

RPM International Inc. and Subsidiaries     23

As of May 31, 2016, approximately $243.8 million of our consolidated cash and cash equivalents were held at various foreign subsidiaries. Undistributed earnings held at our foreign subsidiaries that are considered permanently reinvested will be used, for instance, to expand operations organically or for acquisitions in foreign jurisdictions. Further, our operations in the U.S. generate sufficient cash flow to satisfy U.S. operating requirements. Refer to Note F, “Income Taxes,” to the Consolidated Financial Statements for additional information regarding unremitted foreign earnings.

Financing Activities

Our available liquidity, including our cash and cash equivalents and amounts available under our committed credit facilities, stood at $1.06 billion at May 31, 2016. Our debt-to-capital ratio was 54.6% at May 31, 2016, compared with 56.2% at May 31, 2015.

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

The New Revolving Credit Facility requires us to comply with various customary affirmative and negative covenants, including a leverage covenant and interest coverage ratio. Under the terms of the leverage covenant, we may not permit our consolidated indebtedness as of any fiscal quarter end to exceed 65% of the sum of such indebtedness and our consolidated shareholders’ equity on such date. The minimum required consolidated interest coverage ratio for EBITDA to interest expense is 3.50 to 1. The interest coverage ratio is calculated at the end of each fiscal quarter for the four fiscal quarters then ended using an EBITDA as defined in the credit agreement.

As of May 31, 2016, we were in compliance with all financial covenants contained in our New Revolving Credit Facility, including the leverage and interest coverage ratio covenants. At that date, our leverage ratio was 53.4%, while our interest coverage ratio was 9.5 to 1. Our available liquidity under our New Revolving Credit Facility stood at $597.7 million at May 31, 2016.

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

Accounts Receivable Securitization Program

On May 9, 2014, we entered into a new, three-year, $200.0 million accounts receivable securitization facility (the “AR Program”). The maximum availability under the AR Program is $200.0 million. Availability is further subject to changes in the credit ratings of our customers, customer concentration levels or certain characteristics of the accounts receivable being transferred and therefore at certain times we may not be able to fully access the $200.0 million of funding available under the AR Program.

As of May 31, 2016, there was no outstanding balance under the AR Program, which compares with the maximum availability on that date of $200.0 million. The interest rate under the Purchase Agreement is based on the Alternate Base Rate, LIBOR Market Index Rate, one-month LIBOR or LIBOR for a specified tranche period, as selected by us, plus in each case, a margin of 0.70%. In addition, we are obligated to pay a monthly unused commitment fee based on the daily amount of unused commitments under the Agreement, which fee ranges from 0.30% to 0.50% based on usage. The AR Program contains various customary affirmative and negative covenants and also contains customary default and termination provisions.

Our failure to comply with the covenants described above and other covenants contained in the Revolving Credit Facility could result in an event of default under that agreement, entitling the lenders to, among other things, declare the entire amount outstanding under the Revolving Credit Facility to be due and payable. The instruments governing our other outstanding indebtedness generally include cross-default provisions that provide that under certain circumstances, an event of default that results in acceleration of our indebtedness under the Revolving Credit Facility will entitle the holders of such other indebtedness to declare amounts outstanding immediately due and payable.

2.25% Convertible Senior Notes due 2020

On December 9, 2013, we issued $205 million of 2.25% convertible senior notes due 2020 (the “Convertible Notes”). We will pay interest on the Convertible Notes semi-annually on June 15th and December 15th of each year, and began doing so on June 15, 2014. Net proceeds of approximately $200.1 million from the sale were used to refinance $200 million in principal amount of unsecured senior notes due December 15, 2013, which had an interest rate of 6.25%.

The Convertible Notes will be convertible under certain circumstances and during certain periods at an initial conversion rate of 18.8905 shares of RPM common stock per $1,000 principal amount of notes (representing an initial conversion price of approximately $52.94 per share of common stock), subject to adjustment in certain circumstances. In April 2016, we declared a dividend in excess of $0.24 per share, and consequently, the adjusted conversion rate at May 31, 2016 was 18.96864. The initial conversion price represents a conversion premium of approximately 37% over the last reported sale price of RPM common stock of $38.64 on December 3, 2013. Prior to June 15, 2020, the Convertible Notes may be converted only upon specified events, and, thereafter, at any time. Upon conversion, the Convertible Notes may be settled, at RPM’s election, in cash, shares of RPM’s common stock, or a combination of cash and shares of RPM’s common stock.

We account for the liability and equity components of the Convertible Notes separately, and in a manner that will reflect our nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. The effective interest rate on the liability component is 3.92%. Contractual interest was $4.6 million for both fiscal 2016 and 2015, and amortization of

24    RPM International Inc. and Subsidiaries

the debt discount was $2.8 million and $2.7 million for fiscal 2016 and 2015, respectively. At May 31, 2016, the remaining period over which the debt discount will be amortized was 4.5 years, the unamortized debt discount was $14.1 million, and the carrying amount of the equity component was $20.7 million.

3.45% Notes due 2022

On October 23, 2012, we sold $300 million aggregated principal amount of 3.45% Notes due 2022 (the “Notes”). The net proceeds of $297.7 million from the offering of the Notes were used to repay short-term borrowings outstanding under our $600 million revolving credit facility on that date.

5.25% Notes due 2045

On May 26, 2015, we issued $250 million of 5.25% notes due 2045 (the “New Notes”). The New Notes were priced at 99.401% of the $250 million principal, and at that price, the New Notes have a yield to maturity of 5.29%. We will pay interest on the New Notes semi-annually on June 1st and December 1st of each year, and began doing so on December 1, 2015. Net proceeds of approximately $245.7 million from the offering of the New Notes were used to repay a portion of short-term borrowings outstanding under our New Revolving Credit Facility.

The following table summarizes our financial obligations and their expected maturities at May 31, 2016 and the effect such obligations are expected to have on our liquidity and cash flow in the periods indicated.

Contractual Obligations

	Total Contractual	Payments Due In
(In thousands)	Payment Stream	2017	2018-19	2020-21	After 2021
Long-term debt obligations	$1,651,045	$4,713	$249,597	$848,210	$548,525
Capital lease obligations	482	160	237	85
Operating lease obligations	199,123	50,668	65,158	31,514	51,783
Other long-term liabilities (1):
Interest payments on long-term debt obligations	608,295	71,900	135,675	68,808	331,912
Promissory note payments on 524(g) Trust	347,500	102,500	245,000
Contributions to pension and postretirement plans (2)	422,400	61,100	78,900	90,700	191,700
Total	$3,228,845	$291,041	$774,567	$1,039,317	$1,123,920

(1)	Excluded from other long-term liabilities are our gross long-term liabilities for unrecognized tax benefits, which totaled $16.1 million at May 31, 2016. Currently, we cannot predict with reasonable reliability the timing of cash settlements to the respective taxing authorities related to these liabilities.

(2)	These amounts represent our estimated cash contributions to be made in the periods indicated for our pension and postretirement plans, assuming no actuarial gains or losses, assumption changes or plan changes occur in any period. The projection results assume the required minimum contribution will be contributed.

The U.S. dollar fluctuated throughout the year, and was stronger against other major currencies where we conduct operations at the fiscal year end versus the previous year end, causing an unfavorable change in the accumulated other comprehensive income (loss) (refer to Note I to the Consolidated Financial Statements) component of stockholders’ equity of $(59.6) million this year versus an unfavorable change of $(216.8) million last year. The change in fiscal 2016 was in addition to (unfavorable) net changes of $(38.4) million and $(8.5) million related to adjustments required for minimum pension and other postretirement liabilities and unrealized gains on securities, respectively.

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

Interest Rate Risk

Our primary interest rate risk exposure results from our floating rate debt, including various revolving and other lines of credit (refer to Note E, “Borrowings,” to the Consolidated Financial Statements). At May 31, 2016, approximately 12.23% of our debt was subject to floating interest rates.

If interest rates were to increase 100 bps from May 31, 2016 and, assuming no changes in debt from the May 31, 2016 levels, the additional annual interest expense would amount to approximately $2.0 million on a pretax basis. A similar increase in interest rates in fiscal 2015 would have resulted in approximately $2.1 million in additional interest expense.

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

Foreign Currency Risk

Our foreign sales and results of operations are subject to the impact of foreign currency fluctuations (refer to Note A, “Summary of Significant Accounting Policies,” to the Consolidated Financial Statements). Because our Consolidated Financial Statements are presented in U.S. dollars, increases or decreases in the value of the U.S. dollar relative to other

RPM International Inc. and Subsidiaries     25

currencies in which we transact business could materially adversely affect our net revenues, operating income and the carrying values of our assets located outside the U.S. Global economic uncertainty continues to exist, both related to the United Kingdom’s vote to leave the European Union (“Brexit”) and otherwise. For example, Brexit caused significant volatility in global stock markets and currency exchange rate fluctuations that resulted in the strengthening of the U.S. dollar against foreign currencies in which we conduct business. Such strengthening of the U.S. dollar relative to other currencies may adversely affect our operating results. However, our foreign debt is denominated in the respective foreign currency, thereby eliminating any related translation impact on earnings.

If the U.S. dollar were to strengthen, our foreign results of operations would be unfavorably impacted, but the effect is not expected to be material. A 10% change in foreign currency exchange rates would not have resulted in a material impact to net income for the years ended May 31, 2016 and 2015. We do not currently use financial derivative instruments for trading purposes, nor do we engage in foreign currency, commodity or interest rate speculation.

FORWARD-LOOKING STATEMENTS

The foregoing discussion includes forward-looking statements relating to our business. These forward-looking statements, or other statements made by us, are made based on our expectations and beliefs concerning future events impacting us and are subject to uncertainties and factors (including those specified below), which are difficult to predict and, in many instances, are beyond our control. As a result, our actual results could differ materially from those expressed in or implied by any such forward-looking statements. These uncertainties and factors include (a) global markets and general economic conditions, including uncertainties surrounding the volatility in financial markets, the availability of capital and the effect of changes in interest rates, and the viability of banks and other financial institutions; (b) the prices, supply and capacity of raw materials, including assorted pigments, resins, solvents, and other natural gas- and oil-based materials; packaging, including plastic containers; and transportation services, including fuel surcharges; (c) continued growth in demand for our products; (d) legal, environmental and litigation risks inherent in our construction and chemicals businesses and risks related to the adequacy of our insurance coverage for such matters; (e) the effect of changes in interest rates; (f) the effect of fluctuations in currency exchange rates upon our foreign operations; (g) the effect of non-currency risks of investing in and conducting operations in foreign countries, including those relating to domestic and international political, social, economic and regulatory factors; (h) risks and uncertainties associated with our ongoing acquisition and divestiture activities; (i) risks related to the adequacy of our contingent liability reserves; and (j) other risks detailed in our filings with the Securities and Exchange Commission, including the risk factors set forth in our Annual Report on Form 10-K for the year ended May 31, 2016, as the same may be updated from time to time. We do not undertake any obligation to publicly update or revise any forward-looking statements to reflect future events, information or circumstances that arise after the filing date of this document.

26    RPM International Inc. and Subsidiaries

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

May 31,	2016	2015
Assets
Current Assets
Cash and cash equivalents	$265,152	$174,711
Trade accounts receivable (less allowances of $24,600 and $24,526, respectively)	963,092	956,211
Inventories	685,818	674,205
Deferred income taxes	-	29,892
Prepaid expenses and other current assets	224,280	264,827
Total current assets	2,138,342	2,099,846
Property, Plant and Equipment, at Cost	1,344,830	1,258,304
Allowance for depreciation	(715,377)	(668,658)
Property, plant and equipment, net	629,453	589,646
Other Assets
Goodwill	1,219,630	1,215,688
Other intangible assets, net of amortization	575,401	604,130
Deferred income taxes, non-current	19,771	5,685
Other	193,444	179,245
Total other assets	2,008,246	2,004,748
Total Assets	$4,776,041	$4,694,240
Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable	$500,506	$512,165
Current portion of long-term debt	4,713	2,038
Accrued compensation and benefits	183,768	169,370
Accrued losses	35,290	22,016
Other accrued liabilities	277,914	197,647
Total current liabilities	1,002,191	903,236
Long-Term Liabilities
Long-term debt, less current maturities	1,646,332	1,654,037
Other long-term liabilities	702,979	752,821
Deferred income taxes	49,791	90,681
Total long-term liabilities	2,399,102	2,497,539
Commitments and contingencies (Note N)
Stockholders’ Equity
Preferred stock, par value $0.01; authorized 50,000 shares; none issued
Common stock, par value $0.01; authorized 300,000 shares; issued 140,195 and outstanding 132,944 as of May 2016; issued 138,828 and outstanding 133,203 as of May 2015	1,329	1,332
Paid-in capital	921,956	872,127
Treasury stock, at cost	(196,274)	(124,928)
Accumulated other comprehensive (loss)	(502,047)	(394,135)
Retained earnings	1,147,371	936,996
Total RPM International Inc. stockholders’ equity	1,372,335	1,291,392
Noncontrolling Interest	2,413	2,073
Total equity	1,374,748	1,293,465
Total Liabilities and Stockholders’ Equity	$4,776,041	$4,694,240

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

RPM International Inc. and Subsidiaries     27

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

Year Ended May 31,	2016	2015	2014
Net Sales	$4,813,649	$4,594,550	$4,376,353
Cost of Sales	2,726,601	2,653,181	2,500,585
Gross Profit	2,087,048	1,941,369	1,875,768
Selling, General and Administrative Expenses	1,520,977	1,422,944	1,390,128
Interest Expense	91,683	87,615	80,951
Investment (Income), Net	(10,365)	(18,577)	(15,715)
Other Expense (Income), Net	1,287	(3,866)	(4,083)
Income Before Income Taxes	483,466	453,253	424,487
Provision for Income Taxes	126,008	224,925	118,503
Net Income	357,458	228,328	305,984
Less: Net Income (Loss) Attributable to Noncontrolling Interests	2,733	(11,156)	14,324
Net Income Attributable to RPM International Inc. Stockholders	$354,725	$239,484	$291,660
Average Number of Shares of Common Stock Outstanding:
Basic	129,383	129,933	129,438
Diluted	136,716	134,893	132,288
Earnings per Share of Common Stock Attributable to RPM International Inc. Stockholders:
Basic	$2.70	$1.81	$2.20
Diluted	$2.63	$1.78	$2.18
Cash Dividends Declared per Share of Common Stock	$1.085	$1.020	$0.945
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (In thousands)
Year Ended May 31,	2016	2015	2014
Net Income	$357,458	$228,328	$305,984
Other Comprehensive Income, Before Tax:
Foreign Currency Translation Adjustments	(65,607)	(222,255)	14,272
Pension and Other Postretirement Benefit Liabilities
Net (Loss) Gain Arising During the Period	(83,770)	(34,949)	(33,040)
Prior Service Cost Arising During the Period	349	-	1,087
Less: Amortization of Prior Service Cost Included in Net Periodic Pension Cost	(6)	86	200
Less: Amortization of Net Loss and Settlement Recognition	18,898	16,149	16,086
Effect of Exchange Rates on Amounts Included for Pensions	2,009	8,842	140
Pension and Other Postretirement Benefit Liability Adjustments	(62,520)	(9,872)	(15,527)
Unrealized Gains on Available-For-Sale Securities
Unrealized Holding (Losses) Gains During the Period	(9,049)	(2,025)	7,394
Less: Reclassification Adjustments for (Gains) Included in Net Income	(2,793)	(6,068)	(1,806)
Unrealized Gain (Loss) on Securities	(11,842)	(8,093)	5,588
Unrealized (Loss) on Derivatives	-	(946)	(1,463)
Other Comprehensive (Loss) Income, Before Tax	(139,969)	(241,166)	2,870
Income Tax Expense (Benefit) Related to Components of Other Comprehensive Income	32,030	8,927	4,976
Other Comprehensive (Loss) Income, After Tax	(107,939)	(232,239)	7,846
Comprehensive (Loss) Income	249,519	(3,911)	313,830
Less: Comprehensive (Loss) Income Attributable to Noncontrolling Interests	2,706	(15,742)	19,799
Comprehensive Income Attributable to RPM International Inc. Stockholders	$246,813	$11,831	$294,031

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

28    RPM International Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

Year Ended May 31,	2016	2015	2014
Cash Flows From Operating Activities:
Net income	$357,458	$228,328	$305,984
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	66,732	62,188	58,543
Amortization	44,307	36,988	31,526
Reversal of contingent consideration obligations	(14,500)	(29,665)
Asset impairment charge	4,471	818
Other-than-temporary impairments on marketable securities	3,811	22	161
Deferred income taxes	9,399	97,502	6,572
Stock-based compensation expense	31,287	31,741	23,568
Other non-cash interest expense	9,750	5,624	653
Gain on remeasurement of joint venture ownership	(7,972)
Realized (gains) on sales of marketable securities	(6,457)	(8,692)	(7,353)
Other	(15)	(1,954)	(1,833)
Changes in assets and liabilities, net of effect from purchases and sales of businesses:
(Increase) in receivables	(24,582)	(90,230)	(79,080)
(Increase) in inventory	(17,733)	(31,348)	(59,001)
(Increase) in prepaid expenses and other current and long-term assets	(25,617)	(4,590)	(12,586)
(Decrease) increase in accounts payable	(5,958)	(16,249)	42,216
Increase (decrease) in accrued compensation and benefits	17,681	(1,297)	19,193
Increase (decrease) in accrued loss reserves	13,514	(7,218)	(146)
Increase in other accrued liabilities	8,011	51,761	14,202
(Decrease) in contingent payment			(63,014)
Other	11,119	6,719	(1,456)
Cash Provided By Operating Activities	474,706	330,448	278,149
Cash Flows From Investing Activities:
Capital expenditures	(117,183)	(85,363)	(93,792)
Acquisition of businesses, net of cash acquired	(51,992)	(467,573)	(39,248)
Purchase of marketable securities	(32,280)	(61,511)	(83,536)
Proceeds from sales of marketable securities	32,631	48,971	70,249
Proceeds from sales of assets and businesses	866	4,079	2,794
Other	2,092	1,944	(6,178)
Cash (Used For) Investing Activities	(165,866)	(559,453)	(149,711)
Cash Flows From Financing Activities:
Additions to long-term and short-term debt	142,130	460,560	208,532
Reductions of long-term and short-term debt	(147,155)	(162,318)	(215,011)
Cash dividends	(144,350)	(136,179)	(125,743)
Shares of common stock repurchased and returned for taxes	(71,346)	(39,528)	(12,906)
Payments of acquisition-related contingent consideration	(2,088)	(22,179)	(5,000)
Exercise of stock options and awards, including tax benefit	18,540	8,560	11,934
Other	(1,836)	1,277	951
Cash (Used For) Provided By Financing Activities	(206,105)	110,193	(137,243)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(12,294)	(39,345)	(1,881)
Net Change in Cash and Cash Equivalents	90,441	(158,157)	(10,686)
Cash and Cash Equivalents at Beginning of Period	174,711	332,868	343,554
Cash and Cash Equivalents at End of Period	$265,152	$174,711	$332,868
Supplemental Disclosures of Cash Flows Information:
Cash paid during the year for:
Interest	$73,087	$79,371	$81,505
Income taxes	$63,208	$27,486	$103,338

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

RPM International Inc. and Subsidiaries     29

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands)

	Common Stock
	Number of Shares	Par/Stated Value	Paid-In Capital
Balance at June 1, 2013	132,596	$1,326	$763,505
Net income	-	-	-
Other comprehensive income	-	-	-
Dividends paid	-	-	-
Other noncontrolling interest activity	-	-	(21,876)
Stock option exercises	241	3	11,934
Stock compensation expense, shares granted less shares returned for taxes	436	4	23,561
Equity component convertible bond	-	-	13,470
Deferred financing convertible bond	-	-	(492)
Balance at May 31, 2014	133,273	1,333	790,102
Net income	-	-	-
Other comprehensive income	-	-	-
Dividends paid	-	-	-
Other noncontrolling interest activity	-	-	-
Increase in equity ownership of SPHC	-	-	41,724
Shares repurchased	(595)	(6)	6
Stock option exercises	59	1	8,560
Stock compensation expense, shares granted less shares returned for taxes	466	4	31,735
Balance at May 31, 2015	133,203	1,332	872,127
Net income	-	-	-
Other comprehensive income	-	-	-
Dividends paid	-	-	-
Other noncontrolling interest activity	-	-	-
Shares repurchased	(800)	(8)	8
Stock option exercises	-	-	18,540
Stock compensation expense, shares granted less shares returned for taxes	541	5	31,281
Balance at May 31, 2016	132,944	$1,329	$921,956

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

30    RPM International Inc. and Subsidiaries

Treasury Stock	Accumulated Other Comprehensive Income/(Loss)	Retained Earnings	Total RPM International Inc. Equity	Non-Controlling Interests	Total Equity
$(72,494)	$(159,253)	$667,774	$1,200,858	$154,075	$1,354,933
-	-	291,660	291,660	14,324	305,984
-	2,371	-	2,371	5,475	7,846
-	-	(125,743)	(125,743)	-	(125,743)
-	-	-	(21,876)	21,876	-
-	-	-	11,937	-	11,937
(12,906)	-	-	10,659	-	10,659
-	-	-	13,470	-	13,470
-	-	-	(492)	-	(492)
(85,400)	(156,882)	833,691	1,382,844	195,750	1,578,594
-	-	239,484	239,484	(11,156)	228,328
-	(227,653)	-	(227,653)	(4,586)	(232,239)
-	-	(136,179)	(136,179)	-	(136,179)
-	-	-	-	(668)	(668)
-	(9,600)	-	32,124	(177,267)	(145,143)
(27,588)	-	-	(27,588)	-	(27,588)
-	-	-	8,561	-	8,561
(11,940)	-	-	19,799	-	19,799
(124,928)	(394,135)	936,996	1,291,392	2,073	1,293,465
-	-	354,725	354,725	2,733	357,458
-	(107,912)	-	(107,912)	(27)	(107,939)
-	-	(144,350)	(144,350)	-	(144,350)
-	-	-	-	(2,366)	(2,366)
(35,098)	-	-	(35,098)	-	(35,098)
-	-	-	18,540	-	18,540
(36,248)	-	-	(4,962)	-	(4,962)
$(196,274)	$(502,047)	$1,147,371	$1,372,335	$2,413	$1,374,748

RPM International Inc. and Subsidiaries     31

Notes to Consolidated Financial Statements

May 31, 2016, 2015, 2014

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

2) Specialty Products Holding Corp. (“SPHC”)

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

On December 10, 2014 a plan of reorganization was confirmed (the “Bankruptcy Plan”), and, effective as of December 23, 2014 (the “Effective Date”), Bondex, SPHC, Republic and NMBFiL emerged from bankruptcy. In accordance with the Bankruptcy Plan, trusts were established under Section 524(g) of the United States Bankruptcy Code (together, the “Trust”) and funded with first installments. Pursuant to the Bankruptcy Plan, the Trust assumed all liability and responsibility for current and future asbestos personal injury claims of Bondex, SPHC, Republic and NMBFiL, and such entities will have no further liability or responsibility for, and will (along with affiliates) be permanently protected from, such asbestos claims.

The Trust was funded with $450.0 million in cash and a promissory note, bearing no interest and maturing on or before the fourth anniversary of the Effective Date (the “Bankruptcy Note”). The net present value of the Bankruptcy Note, or $335.0 million, is classified as other accrued liabilities and other long-term liabilities for approximately $101.5 million and $233.5 million, respectively, in our Consolidated Financial Statements at May 31, 2016. Borrowings under our $800.0 million revolving credit facility were used to fund the initial payment of $450.0 million, which is classified as long-term debt in our Consolidated Balance Sheets. A portion of the payments due under the Bankruptcy Note is secured by a right to the equity of SPHC, Republic and Bondex. The Bankruptcy Plan and Bankruptcy Note, provide for the following additional contributions to the Trust:

•	On or before the second anniversary of the Effective Date, an additional $102.5 million in cash, RPM stock or a combination thereof (at our discretion in this and all subsequent cases) will be deposited into the Trust;

•	On or before the third anniversary of the Effective Date, an additional $120.0 million in cash, RPM stock or a combination thereof will be deposited into the Trust; and

•	On or before the fourth anniversary of the Effective Date, a final payment of $125.0 million in cash, RPM stock or a combination thereof will be deposited into the Trust.

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

The fair values of SPHC and its subsidiaries have been determined as of January 1, 2015. Additionally, the fair value of RPM Holdco, of which SPHC owns 21.39% of the outstanding common stock, has been determined in order to account for our increase in ownership of the noncontrolling interest as an equity transaction. The total consideration has been allocated on a relative fair value basis between the noncontrolling interest in RPM Holdco, or approximately $208.4 million, and the net assets of SPHC, or approximately $564.2 million. The difference between the fair value of the noncontrolling interest in RPM Holdco and the carrying value of the noncontrolling interest was recorded as an equity transaction. The portion of the transaction accounted for as a business combination resulted in goodwill of $118.7 million and intangible assets of $176.0 million. The acquired intangible assets totaling $176.0 million comprise the following $118.7 million of customer and distributor relationships, $2.0 million of definite-lived tradenames,

32    RPM International Inc. and Subsidiaries

$52.7 million of indefinite-lived tradenames and $2.6 million of formulas. Income tax assets of $271.7 million were recorded in connection with the deductibility of current and future contributions to the Trust. Additionally, deferred tax liabilities of $72.3 million were recorded for the excess of the fair value book basis of certain assets over the corresponding tax basis. The fair values of net tangible assets, intangible assets and the noncontrolling interest were based upon valuations, which required our significant use of estimates and assumptions. The valuations of consideration transferred and total assets acquired and liabilities assumed are complete as of May 31, 2016.

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

During the fiscal year ended May 31, 2016, we completed seven acquisitions. Two of the current-year acquisitions report through our consumer reportable segment, which included the following: the assets associated with nail enamel filling lines and related equipment, based in Newburgh, New York; and a manufacturer of concrete care coatings and sealants for the retail market based in Auburndale, Florida. There were also two product line acquisitions during the year that will report through our industrial reportable segment, which included the following: a manufacturer of construction adhesives, sealants and tapes based on Calgary, Alberta, Canada; and a manufacturer of extruded silicone sheets for the North American commercial construction and OEM markets based in Harbor Springs, Michigan. Lastly, there were three acquisitions of product lines during the year that report through our specialty reportable segment, which included the following: a distributor of a full line of fuel additives based in Battle Creek, Michigan; a plastic molding supplier and manufacturer of fans and radiators for the auto aftermarket based in Fife, Washington; and a manufacturer of high-strength egg white products and specialized stabilizers for meringue toppings and desserts based in LaGrange, Illinois. During the current fiscal year, we also executed the divestiture of one small product line.

During fiscal 2016, we also acquired the remaining 51% of our Chinese joint venture, as further described in Note A(17) below.

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

In addition to the reconsolidation of SPHC, during the fiscal year ended May 31, 2015, we completed six acquisitions. Three of the fiscal 2015 acquisitions report through our industrial reportable segment, which included the following: a waterproofing products manufacturer in Brazil; a manufacturer of powder construction products based in Phoenix, Arizona; and a manufacturer of firestopping products for the construction industry based in London, UK. Reporting through our specialty reportable segment is our acquisition of a manufacturer of high performance wood finishes based in Manchester, U.K. The other two acquisitions, which included a producer of specialty cleaners based in Cumming, Georgia and a producer of aerosol paints based in Johannesburg, South Africa, report through our consumer reportable segment.

The purchase price for each acquisition, excluding the reconsolidated SPHC entities, has been allocated to the estimated fair values of the assets acquired and liabilities assumed as of the date of acquisition. While the valuations of consideration transferred and total assets acquired and liabilities assumed are substantially complete, measurement period adjustments may be recorded in the future as we finalize certain fair value estimates. The primary areas that remain preliminary relate to the fair values of deferred income taxes for acquisitions completed during fiscal 2016. Acquisitions are aggregated by year of purchase in the following table:

	Fiscal 2016 Acquisitions		Fiscal 2015 Acquisitions
(In thousands)	Weighted-Average Intangible Asset Amortization Life (In Years)	Total	Weighted-Average Intangible Asset Amortization Life (In Years)	Total
Current assets		$20,094		$27,533
Property, plant and equipment		4,771		11,506
Goodwill	N/A	29,762	N/A	27,833
Tradenames - indefinite lives	N/A	-	N/A	7,209
Other intangible assets	9	18,441	14	26,781
Other long-term assets		27		202
Total Assets Acquired		$73,095		$101,064
Liabilities assumed		(21,379)		(28,363)
Net Assets Acquired		$51,716(1)		$72,701(2)

(1)	Figure includes cash acquired of $6.5 million.

(2)	Figure includes cash acquired of $2.8 million.

Our Consolidated Financial Statements reflect the results of operations of acquired businesses as of their respective dates of acquisition. Pro-forma results of operations for the years ended May 31, 2016 and May 31, 2015 were not materially different from reported results and, consequently, are not presented.

RPM International Inc. and Subsidiaries     33

5) Foreign Currency

The functional currency for each of our foreign subsidiaries is its principal operating currency. Accordingly, for the periods presented, assets and liabilities have been translated using exchange rates at year end, while income and expense for the periods have been translated using a weighted-average exchange rate.

The resulting translation adjustments have been recorded in accumulated other comprehensive income (loss), a component of stockholders’ equity, and will be included in net earnings only upon the sale or liquidation of the underlying foreign investment, neither of which is contemplated at this time. Transaction gains and losses increased during the last three fiscal years due to the strengthening of the U.S. dollar, resulting in net transactional foreign exchange losses for fiscal 2016, 2015 and 2014 of approximately $24.4 million, $22.3 million and $17.7 million, respectively.

6) Cash and Cash Equivalents

We consider all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. We do not believe we are exposed to any significant credit risk on cash and cash equivalents. The carrying amounts of cash and cash equivalents approximate fair value.

7) Property, Plant & Equipment

May 31,	2016	2015
(In thousands)
Land	$60,223	$58,555
Buildings and leasehold improvements	363,036	349,682
Machinery and equipment	921,571	850,067
Total property, plant and equipment, at cost	1,344,830	1,258,304
Less: allowance for depreciation and amortization	715,377	668,658
Property, plant and equipment, net	$629,453	$589,646

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

Depreciation is computed primarily using the straight-line method over the following ranges of useful lives:

Land improvements	3 to 40 years
Buildings and improvements	1 to 50 years
Machinery and equipment	1 to 32 years

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

9) Shipping Costs

Shipping costs paid to third-party shippers for transporting products to customers are included in SG&A expenses. For the years ended May 31, 2016, 2015 and 2014, shipping costs were $145.3 million, $142.9 million and $133.0 million, respectively.

10) Allowance for Doubtful Accounts Receivable

An allowance for anticipated uncollectible trade receivable amounts is established using a combination of specifically identified accounts to be reserved and a reserve covering trends in collectibility. These estimates are based on an analysis of trends in collectibility and past experience, but are primarily made up of individual account balances identified as doubtful based on specific facts and conditions. Receivable losses are charged against the allowance when we confirm uncollectibility. Actual collections of trade receivables could differ from our estimates due to changes in future economic or industry conditions or specific customer’s financial conditions. For the periods ended May 31, 2016, 2015 and 2014, bad debt expense approximated $8.7 million, $4.9 million and $7.6 million, respectively.

34    RPM International Inc. and Subsidiaries

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

May 31,	2016	2015
(In thousands)

Raw material and supplies	$227,900	$235,649

Finished goods	457,918	438,556
Total Inventory	$685,818	$674,205

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

We performed the required annual goodwill impairment assessments as of the first day of our fourth fiscal quarter at the reporting unit level. Our reporting units have been identified at the component level, which is the operating segment level or one level below. First, we assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The traditional two-step quantitative process is required only if we conclude that it is more likely than not that a reporting unit’s fair value is less than its carrying amount. However, we have an unconditional option to bypass a qualitative assessment and proceed directly to performing the traditional two-step quantitative analysis. We applied both the qualitative and traditional two-step quantitative processes during our annual goodwill impairment assessment performed during the fourth quarters of fiscal 2016, 2015 and 2014.

The traditional two-step quantitative goodwill impairment assessment involves estimating the fair value of a reporting unit and comparing it with its carrying amount. If the carrying amount of the reporting unit exceeds its fair value, additional steps are followed to determine and recognize, if appropriate, an impairment loss. Calculating the fair value of the reporting units requires our significant use of estimates and assumptions. We estimate the fair values of our reporting units by applying a combination of third-party market-value indicators, when observable market data is available, and discounted future cash flows to each of our reporting unit’s projected EBITDA. In applying this methodology, we rely on a number of factors, including actual and forecasted operating results and market data. As a result of the assessments performed for fiscal 2016, 2015 and 2014, there were no impairments, including no reporting units that were at risk of failing step one of the traditional two-step quantitative analysis. However, within our consumer segment, the estimated fair value of our Kirker reporting unit with $143.3 million of goodwill, exceeded its carrying value by approximately 8%. The discounted cash flow used in the goodwill impairment test for Kirker assumed discrete period revenue growth through fiscal 2020 that was reflective of market opportunities related to contracting with certain retailers to fill nail polish for their respective private label brands as well as the growing core liquid nail polish business in line with the expected liquid nail polish growth rates for the markets in which Kirker operates. In the terminal year we assumed a long-term earnings growth rate of 3.0% that we believe is appropriate given the current industry specific expectations. As of the valuation date, we utilized a weighted-average cost of capital of 8.0%, which we believe is appropriate as it reflects the relative risk, the time value of money, and is consistent with Kirker’s peer group.

Additionally, we test all indefinite-lived intangible assets for impairment annually. We perform the required annual impairment assessments as of the first day of our fourth fiscal quarter. We may elect to first assess qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount before applying traditional quantitative tests. We applied both qualitative and quantitative processes during our annual indefinite-lived intangible asset impairment assessments performed during the fourth quarters of fiscal 2016, 2015 and 2014.

The annual impairment assessment involves estimating the fair value of each indefinite-lived asset and comparing it with its carrying amount. If the carrying amount of the intangible asset exceeds its fair value, we record an impairment loss equal to the difference. Calculating the fair value of the indefinite-lived assets requires our significant use of estimates and assumptions. We estimate the fair values of our intangible assets by applying a relief-from-royalty calculation, which includes discounted future cash flows related to each of our intangible asset’s projected revenues. In applying this methodology, we rely on a number of factors, including actual and forecasted revenues and market data. As a result of the assessments performed for fiscal 2016, 2015 and 2014, there were no impairments.

Should the future earnings and cash flows at our reporting units decline and/or discount rates increase, future impairment charges to goodwill and other intangible assets may be required.

13) Advertising Costs

Advertising costs are charged to operations when incurred and are included in SG&A expenses. For the years ended May 31, 2016, 2015 and 2014, advertising costs were $49.7 million, $40.8 million and $49.6 million, respectively.

14) Research and Development

Research and development costs are charged to operations when incurred and are included in SG&A expenses. The amounts charged to expense for the years ended May 31, 2016, 2015 and 2014 were $61.5 million, $56.7 million and $54.6 million, respectively.

15) Stock-Based Compensation

Stock-based compensation represents the cost related to stock-based awards granted to our employees and directors, which may include restricted stock and stock appreciation rights (“SARs”). We measure stock-based compensation cost at the date of grant, based on the estimated fair value of the award. We recognize the cost as expense on a straight-line basis (net of estimated forfeitures) over the related vesting period. Refer to Note H, “Stock-Based Compensation,” for further information.

RPM International Inc. and Subsidiaries     35

16) Investment (Income), Net

Investment (income), net, consists of the following components:

Year Ended May 31,	2016	2015	2014
(In thousands)
Interest (income)	$(5,975)	$(8,304)	$(6,327)
(Gain) on sale of marketable securities	(6,457)	(8,692)	(7,353)
Other-than-temporary impairment on securities	3,811	22	161
Dividend (income)	(1,744)	(1,603)	(2,196)
Investment (income), net	$(10,365)	$(18,577)	$(15,715)

17) Other Expense (Income), Net

Other expense (income), net, consists of the following components:

Year Ended May 31,	2016	2015	2014
(In thousands)
Royalty expense (income), net	$2,039	$(1,843)	$(1,195)
Loss on litigation settlement	9,300	-	-
(Gain) on remeasurement of joint venture ownership	(7,972)	-	-
(Income) loss related to unconsolidated equity affiliates	(2,080)	(2,023)	(2,888)
Other expense (income), net	$1,287	$(3,866)	$(4,083)

Loss on Litigation Settlement

A consolidated class-action complaint is pending against Rust-Oleum Corporation (“Rust-Oleum”) seeking to have a class certified and alleging breach of warranty, breach of contract and other claims regarding certain deck coating products of Rust-Oleum. In May 2016, the parties executed a term sheet outlining the agreed-upon terms of settlement. Upon final court approval, Rust-Oleum would deposit $9.3 million into a settlement fund in satisfaction of the claims. The amount of the settlement is reflected in other expense (income), net, in our Consolidated Statements of Income for the fiscal year ended May 31, 2016.

Gain on Remeasurment of Joint Venture Ownership

In May 2016, we acquired the remaining 51% interest in our Chinese joint venture, Carboline Dalian Paint Production Co., Ltd (“Carboline Dalian”), which increased our ownership to 100%. We had acquired our initial 49% interest in the company during fiscal 2009. During the fourth quarter of fiscal 2016, we retained an independent, third party valuation firm to assist us in determining the fair value of Carboline Dalian. Under ASC 805, a step up to fair value is required when an equity interest changes from a non-controlling interest to a controlling interest. Based on the step up from our 49% to a 100% interest in Carboline Dalian, we recorded a remeasurement gain for approximately $8.0 million during fiscal 2016. The gain is reflected in other expense (income), net in our Consolidated Statements of Income for the fiscal year ended May 31, 2016.

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

19) Earnings Per Share of Common Stock

Earnings per share (EPS) is computed using the two-class method. The two-class method determines EPS for each class of common stock and participating securities according to dividends and dividend equivalents and their respective participation rights in undistributed earnings. Our unvested share-based payment awards that contain rights to receive non-forfeitable dividends are considered participating securities. Basic EPS of common stock is computed by dividing net income by the weighted-average number of shares of common stock outstanding for the period. Diluted EPS of common stock is computed on the basis of the weighted-average number of shares of common stock, plus the effect of dilutive potential shares of common stock outstanding during the period using the treasury stock method. Dilutive potential shares of common stock include outstanding SARS, restricted stock awards and convertible notes. See Note J, “Earnings Per Share of Common Stock,” for additional information.

20) Other Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers,” which establishes a comprehensive revenue recognition standard for virtually all industries in GAAP. Under the original issuance, the new standard would have applied to annual periods beginning after December 15, 2016, including interim periods therein. However, in August 2015, the FASB issued ASU 2015-14, which extends the standard effective date by one year and includes an option to apply the standard on the original effective date. We are currently reviewing the revised guidance and assessing the potential impact on our Consolidated Financial Statements.

In April 2015, the FASB issued ASU 2015-03 “Interest-Imputation of Interest,” which changes the presentation of debt issuance costs in financial statements and specifies that debt issuance costs related to a note shall be reported in the balance sheet as a direct deduction from the face amount of the note. The guidance does not change the current requirements surrounding the recognition and measurement of debt issuance costs, and the amortization of debt issuance costs will continue to be reported as interest expense. The guidance is effective for years and interim periods within those fiscal years beginning after December 15, 2015. Early adoption is allowed for all entities and the new guidance shall be applied to all prior periods retrospectively. We do not expect the adoption of this guidance to have a significant impact on our consolidated financial position and results of operations, although it will change the financial statement classification of the deferred debt cost. As of May 31, 2016, we had $3.0 million and $8.2 million of current and long-term net deferred debt costs, respectively. As of May 31, 2015, we had $3.0 million and $11.5 million of current and long-term net deferred debt costs, respectively. Current and long-term deferred debt costs are included in our Consolidated Balance Sheets and are reflected in prepaid expenses and other current assets, and other long-term assets, respectively. Under the new guidance, the net deferred debt costs would offset the carrying amount of the respective debt on the Consolidated Balance Sheets.

36    RPM International Inc. and Subsidiaries

In September 2015, the FASB issued ASU No. 2015-16, “Simplifying the Accounting for Measurement-Period Adjustments,” which simplifies the treatment of adjustments to provisional amounts recognized in the period for items in a business combination for which the accounting is incomplete at the end of the reporting period. The amendments in this ASU are effective for fiscal years beginning after December 15, 2015 and for interim periods therein. We will apply the provisions of this ASU beginning on June 1, 2016. We anticipate that our adoption of this ASU will not have a material impact on our Consolidated Financial Statements.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842),” which increases lease transparency and comparability among organizations. Under the new standard, lessees will be required to recognize all assets and liabilities arising from leases on the balance sheet, with the exception of leases with a term of 12 months or less, which permits a lessee to make an accounting policy election by class of underlying asset not to recognize lease assets and liabilities. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, and early adoption is permitted. The new standard requires the recognition and measurement of leases at the beginning of the earliest period presented using a modified retrospective approach, which includes a number of optional practical expedients that entities may elect to apply. We are currently evaluating the impact this guidance will have on our Consolidated Financial Statements.

In March 2016, the FASB issued ASU 2016-09, “Improvements to Employee Share-Based Payment Accounting,” which makes a number of changes meant to simplify and improve accounting for share-based payments. The new guidance includes amendments to share based accounting for income taxes, the related classification in the statement of cash flows and share award forfeiture accounting. ASU 2016-09 is effective for public companies for annual reporting periods beginning after December 15, 2016, and interim periods within those reporting periods. Early adoption is permitted. We will early adopt ASU 2016-09 in the first quarter of fiscal 2017, and we do not anticipate our adoption to have a material impact on our Consolidated Financial Statements.

In November 2015, the FASB issued ASU 2015-17, “Balance Sheet Classification of Deferred Taxes,” which requires entities to present deferred tax assets and liabilities as noncurrent in a classified balance sheet. This guidance simplifies the current guidance, which requires entities to separately present deferred tax assets and liabilities as current and noncurrent in a classified balance sheet. ASU 2015-17 is effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years, with early adoption permitted. ASU 2015-17 may be either applied prospectively to all deferred tax assets and liabilities or retrospectively to all periods presented. We have elected to early adopt ASU 2015-17 prospectively in the fourth quarter of fiscal 2016. As a result, we have presented all deferred tax assets and liabilities as noncurrent on our Consolidated Balance Sheet as of May 31, 2016, but have not reclassified current deferred tax assets and liabilities on our Consolidated Balance Sheet as of May 31, 2015. There was no impact on our results of operations as a result of our adoption of ASU 2015-17.

NOTE B — GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amount of goodwill, by reportable segment, for the years ended May 31, 2016 and 2015, are as follows:

(In thousands)	Industrial Segment	Specialty Segment	Consumer Segment	Total
Balance as of June 1, 2014	$521,528	$50,630	$575,216	$1,147,374
Acquisitions	8,504	8,539	10,790	27,833
SPHC reconsolidation	-	118,713	-	118,713
Translation adjustments	(62,083)	(3,196)	(12,953)	(78,232)
Balance as of May 31, 2015	467,949	174,686	573,053	1,215,688
Acquisitions	18,834	7,168	3,760	29,762
Translation adjustments	(19,755)	(1,759)	(4,306)	(25,820)
Balance as of May 31, 2016	$467,028	$180,095	$572,507	$1,219,630

Total accumulated impairment losses were $14.9 million at May 31, 2016 and 2015, which was recorded during the fiscal year ended May 31, 2009 by our industrial reportable segment.

RPM International Inc. and Subsidiaries     37

Other intangible assets consist of the following major classes:

(In thousands)	Amortization Period (In Years)	Gross Carrying Amount	Accumulated Amortization	Net Other Intangible Assets
As of May 31, 2016
Amortized intangible assets
Formulae	3 to 33	$234,483	$140,376	$94,107
Customer-related intangibles	3 to 33	331,008	114,469	216,539
Trademarks/names	5 to 40	30,742	15,817	14,925
Other	2 to 20	47,744	27,745	19,999
Total Amortized Intangibles		643,977	298,407	345,570
Indefinite-lived intangible assets
Trademarks/names		229,831		229,831
Total Other Intangible Assets		$873,808	$298,407	$575,401
As of May 31, 2015
Amortized intangible assets
Formulae	3 to 33	$229,721	$131,031	$98,690
Customer-related intangibles	3 to 33	324,867	91,104	233,763
Trademarks/names	3 to 40	33,985	14,550	19,435
Other	2 to 40	46,789	25,817	20,972
Total Amortized Intangibles		635,362	262,502	372,860
Indefinite-lived intangible assets
Trademarks/names		231,270		231,270
Total Other Intangible Assets		$866,632	$262,502	$604,130

The aggregate intangible asset amortization expense for the fiscal years ended May 31, 2016, 2015 and 2014 was $40.5 million, $32.9 million and $28.2 million, respectively. For the next five fiscal years, we estimate annual intangible asset amortization expense related to our existing intangible assets to approximate the following: 2017 — $39.7 million, 2018 — $37.0 million, 2019 — $35.1 million, 2020 — $32.9 million and 2021 — $30.4 million.

NOTE C — MARKETABLE SECURITIES

The following tables summarize marketable securities held at May 31, 2016 and 2015 by asset type:

	Available-For-Sale Securities
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value (Net Carrying Amount)
May 31, 2016
Equity securities:
Stocks - foreign	$5,051	$439	$(247)	$5,243
Stocks - domestic	27,717	3,831	(911)	30,637
Mutual funds - foreign	35,903	802	(4,357)	32,348
Mutual funds - domestic	60,354	99	(4,587)	55,866
Total equity securities	129,025	5,171	(10,102)	124,094
Fixed maturity:
U.S. treasury and other government	21,704	214	(80)	21,838
Corporate bonds	887	137	-	1,024
Total fixed maturity securities	22,591	351	(80)	22,862
Total	$151,616	$5,522	$(10,182)	$146,956

38    RPM International Inc. and Subsidiaries

	Available-For-Sale Securities
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value (Net Carrying Amount)
May 31, 2015
Equity securities:
Stocks - foreign	$3,722	$339	$(85)	$3,976
Stocks - domestic	34,368	5,649	(559)	39,458
Mutual funds - foreign	32,657	2,114	(230)	34,541
Mutual funds - domestic	56,442	228	(2,779)	53,891
Total equity securities	127,189	8,330	(3,653)	131,866
Fixed maturity:
U.S. treasury and other government	21,340	171	(162)	21,349
Corporate bonds	1,218	171	-	1,389
Foreign bonds	36	2	-	38
Mortgage-backed securities	81	47	-	128
Total fixed maturity securities	22,675	391	(162)	22,904
Total	$149,864	$8,721	$(3,815)	$154,770

Marketable securities, included in other current and long-term assets totaling $74.2 million and $72.8 million at May 31, 2016, respectively, and included in other current and long-term assets totaling $69.3 million and $85.5 million at May 31, 2015, respectively, are composed of available-for-sale securities and are reported at fair value. We carry a portion of our marketable securities portfolio in long-term assets since they are generally held for the settlement of our general and product liability insurance claims processed through our wholly owned captive insurance subsidiaries.

Marketable securities are composed of available-for-sale securities and are reported at fair value. Realized gains and losses on sales of investments are recognized in net income on the specific identification basis. Changes in the fair values of securities that are considered temporary are recorded as unrealized gains and losses, net of applicable taxes, in accumulated other comprehensive income (loss) within stockholders’ equity. Other-than-temporary declines in market value from original cost are reflected in operating income in the period in which the unrealized losses are deemed other than temporary. In order to determine whether other-than-

temporary declines in market value have occurred, the duration of the decline in value and our ability to hold the investment are considered in conjunction with an evaluation of the strength of the underlying collateral and the extent to which the investment’s amortized cost or cost, as appropriate, exceeds its related market value.

Gross gains realized on sales of investments were $6.9 million and $8.8 million for the years ended May 31, 2016 and 2015, respectively. During fiscal 2016 and 2015, we recognized gross realized losses on sales of investments of $0.4 million and $0.1 million, respectively. During fiscal 2016, we recognized losses of approximately $3.8 million for securities deemed to have other-than-temporary impairments. During fiscal 2015, such losses were insignificant. These amounts are included in investment (income), net in the Consolidated Statements of Income.

Summarized below are the securities we held at May 31, 2016 and May 31, 2015 that were in an unrealized loss position and that were included in accumulated other comprehensive income (loss), aggregated by the length of time the investments had been in that position:

	May 31, 2016		May 31, 2015
(In thousands)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Total investments with unrealized losses	$89,360	$ (10,182)	$58,978	$ (3,815)
Unrealized losses with a loss position for less than 12 months	41,762	(4,856)	32,693	(1,441)
Unrealized losses with a loss position for more than 12 months	47,598	(5,326)	26,285	(2,374)

We have reviewed all of the securities included in the table above and have concluded that we have the ability and intent to hold these investments until their cost can be recovered, based upon the severity and duration of the decline. Therefore, we did not recognize any other-than-temporary impairment losses on these investments. The unrealized losses generally relate to investments whose fair values at May 31, 2016 were less than 15% below their original cost. From time to time, we may experience significant volatility in general economic and market conditions. If we were to experience unrealized losses that were to continue for longer periods of time, or arise to more significant levels of unrealized losses within our portfolio of investments in marketable securities in the future, we may recognize additional other-than-temporary impairment losses. Such potential losses could have a material impact on our results of operations in any given reporting period. As such, we continue to closely evaluate the status of our investments and our ability and intent to hold these investments.

The net carrying values of debt securities at May 31, 2016, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

(In thousands)	Amortized Cost	Fair Value
Due:
Less than one year	$ 5,155	$5,160
One year through five years	13,040	13,079
Six years through ten years	3,224	3,293
After ten years	1,172	1,330
	$ 22,591	$22,862

RPM International Inc. and Subsidiaries     39

NOTE D — FAIR VALUE MEASUREMENTS

Financial instruments recorded in the balance sheet include cash and cash equivalents, trade accounts receivable, marketable securities, notes and accounts payable, and debt.

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

All derivative instruments are recognized in our Consolidated Balance Sheets and measured at fair value. Changes in the fair values of derivative instruments that do not qualify as hedges and/or any ineffective portion of hedges are recognized as a gain or (loss) in our Consolidated Statements of Income in the current period. Changes in the fair value of derivative instruments used effectively as cash flow hedges are recognized in other comprehensive income (loss), along with the change in the value of the hedged item. We do not hold or issue derivative instruments for speculative purposes.

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

(In thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at May 31, 2016
U.S. Treasury and other government	$-	$21,838	$-	$21,838
Corporate bonds		1,024		1,024
Stocks - foreign	5,243			5,243
Stocks - domestic	30,637			30,637
Mutual funds - foreign		32,348		32,348
Mutual funds - domestic		55,866		55,866
Foreign currency forward contract		(159)		(159)
Contingent consideration			(11,771)	(11,771)
Total	$35,880	$110,917	$(11,771)	$135,026

(In thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at May 31, 2015
U.S. Treasury and other government	$-	$21,349	$-	$21,349
Foreign bonds		38		38
Mortgage-backed securities		128		128
Corporate bonds		1,389		1,389
Stocks - foreign	3,976			3,976
Stocks - domestic	39,458			39,458
Mutual funds - foreign		34,541		34,541
Mutual funds - domestic		53,891		53,891
Foreign currency forward contract		(6,369)		(6,369)
Contingent consideration			(27,598)	(27,598)
Total	$43,434	$104,967	$(27,598)	$120,803

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

At May 31, 2016, we had a foreign currency forward contract with a fair value of approximately $0.2 million, which is classified in other accrued liabilities in our Consolidated Balance Sheets. At May 31, 2015, we had a foreign currency forward contract with a fair value of approximately $6.4 million, which is classified in other accrued liabilities in our Consolidated Balance Sheets. Our foreign currency forward contract, which has not been designated as a hedge, was designed to reduce our exposure to the changes in the cash flows of intercompany foreign-currency-denominated loans related to changes in foreign currency exchange rates by fixing the functional currency cash flows. The foreign exchange rates included in the forward contract are based upon observable market data,

40    RPM International Inc. and Subsidiaries

but are not quoted market prices, and therefore, the forward currency forward contract is considered a Level 2 liability on the fair value hierarchy.

The contingent consideration represents the estimated fair value of the additional variable cash consideration payable in connection with recent acquisitions that is contingent upon the achievement of certain performance milestones. We estimated the fair value using expected future cash flows over the period in which the obligation is expected to be settled, and applied a discount rate that appropriately captures a market participant’s view of the risk associated with the obligation, which are considered to be Level 3 inputs. During fiscal 2016, we reversed approximately $14.5 million for contingent earnout targets that were not expected to be met. Additionally, during fiscal 2016 we paid approximately $2.1 million for settlements of contingent consideration obligations relating to certain performance milestones that were established in prior periods and achieved during the current period, and these amounts are reported in payments of acquisition-related contingent consideration in the Consolidated Statements of Cash Flows. Also during fiscal 2016, we accrued an additional $0.8 million for new acquisitions.

The carrying value of our current financial instruments, which include cash and cash equivalents, marketable securities, trade accounts receivable, accounts payable and short-term debt approximates fair value because of the short-term maturity of these financial instruments. At May 31, 2016 and May 31, 2015, the fair value of our long-term debt was estimated using active market quotes, based on our current incremental borrowing rates for similar types of borrowing arrangements, which are considered to be Level 2 inputs. Based on the analysis performed, the fair value and the carrying value of our financial instruments and long-term debt as of May 31, 2016 and May 31, 2015 are as follows:

	At May 31, 2016
(In thousands)	Carrying Value	Fair Value
Cash and cash equivalents	$265,152	$265,152
Marketable equity securities	124,094	124,094
Marketable debt securities	22,862	22,862
Long-term debt, including current portion	1,651,045	1,927,922

	At May 31, 2015

(In thousands)	Carrying Value	Fair Value

Cash and cash equivalents	$174,711	$174,711

Marketable equity securities	131,866	131,866

Marketable debt securities	22,904	22,904
Long-term debt, including current portion	1,656,075	1,783,962

NOTE E — BORROWINGS

A description of long-term debt follows:

May 31,	2016	2015
(In thousands)
Revolving credit facility with a syndicate of banks, through December 5, 2019(1)	$201,881	$111,043
Accounts Receivable Securitization Program with two banks, through May 9, 2017	-	100,000
Unsecured 6.50% senior notes due February 14, 2018(2)	249,364	248,996
Unsecured 6.125% senior notes due October 15, 2019(3)	455,372	456,802
Unsecured $205,000 face value at maturity 2.25% senior convertible notes due December 15, 2020	190,949	188,158
Unsecured 3.45% senior notes due November 15, 2022	300,000	300,000
Unsecured 5.25% notes due June 1, 2045(4)	248,525	248,504
Other obligations, including capital leases and unsecured notes payable at various rates of interest due in installments through 2018	4,954	2,572
	1,651,045	1,656,075
Less: current portion	4,713	2,038
Total Long-Term Debt, Less Current Maturities	$1,646,332	$1,654,037

(1)	Interest was tied to AUD LIBOR at May 31, 2016, and averaged 2.92% for AUD denominated debt ($13,050), 1.075% on EUR denominated debt ($131,692) and 1.544% on our swing-line ($57,139). Interest was tied to AUD LIBOR at May 31, 2015, and averaged 3.095% for AUD denominated debt ($10,316), 1.075% on EUR denominated debt ($16,490), 1.265% on Euro LIBOR denominated debt ($70,000) and 1.259% on our swing-line ($14,237).

(2)	The $250.0 million aggregate principal amount of the notes due 2018 is adjusted for the amortization of the original issue discount, which approximated $0.6 million and $1.0 million at May 31, 2016 and 2015, respectively. The original issue discount effectively reduced the ultimate proceeds from the financing. The effective interest rate on the notes, including the amortization of the discount, is 6.704% for both years presented.

(3)	Includes the combination of the October 2009 initial issuance of $300.0 million aggregate principal amount and the May 2011 issuance of an additional $150.0 million aggregate principal amount of these notes. The $300.0 million aggregate principal amount of the notes due 2019 from the initial issuance is adjusted for the amortization of the original issue discount, which approximated $0.1 million and $ 0.1 million at May 31, 2016 and 2015. The original issue discount effectively reduced the ultimate proceeds from the October 2009 financing. The effective interest rate on the notes issued in October 2009, including the amortization of the discount, is 6.139%. The additional $150.0 million aggregate principal amount of the notes due 2019 issued in May 2011 is adjusted for the unamortized premium received at issuance, which approximated $5.5 million and $6.9 million at May 31, 2016 and 2015, respectively. The premium effectively increased the proceeds from the financing. The effective interest rate on the $150.0 million notes issued in May 2011 is 4.934%.

(4)	The $250.0 million face amount of the notes due 2045 is adjusted for the amortization of the original issue discount, which approximated $1.5 million at May 31, 2016 and 2015. The original issue discount effectively reduced the ultimate proceeds from the financing. The effective interest rate on the notes, including the amortization of the discount, is 5.29%.

RPM International Inc. and Subsidiaries     41

The aggregate maturities of long-term debt for the five years subsequent to May 31, 2016 are as follows: 2017 — $4.7 million; 2018 — $249.6 million; 2019 — none; 2020 — $657.3 million; 2021 — $190.9 million and thereafter $548.5 million. Additionally, at May 31, 2016, we had unused lines of credit totaling $797.7 million.

Our available liquidity, including our cash and cash equivalents and amounts available under our committed credit facilities, stood at $1.06 billion at May 31, 2016. Our debt-to-capital ratio was 54.6% at May 31, 2016, compared with 56.2% at May 31, 2015.

Revolving Credit Agreement

During fiscal 2015, we entered into an $800.0 million unsecured syndicated revolving credit facility (the “Revolving Credit Facility”), which expires on December 5, 2019. The Revolving Credit Facility replaced our prior $600.0 million revolving credit facility that was set to expire on June 29, 2017.

The Revolving Credit Facility includes sublimits for the issuance of swingline loans, which are comparatively short-term loans used for working capital purposes and letters of credit. The aggregate maximum principal amount of the commitments under the Revolving Credit Facility may be expanded upon our request, subject to certain conditions, up to $1.0 billion. The Revolving Credit Facility is available to refinance existing indebtedness, to finance working capital and capital expenditures, to satisfy all or a portion of our obligations relating to the plan of reorganization for our SPHC subsidiary, and for general corporate purposes.

The Revolving Credit Facility requires us to comply with various customary affirmative and negative covenants, including a leverage covenant and interest coverage ratio. Under the terms of the leverage covenant, we may not permit our consolidated indebtedness as of any fiscal quarter end to exceed 65% of the sum of such indebtedness and our consolidated shareholders’ equity on such date. The minimum required consolidated interest coverage ratio for facility calculated EBITDA, as defined in the facility, to interest expense is 3.50 to 1. The interest coverage ratio is calculated at the end of each fiscal quarter for the four fiscal quarters then ended.

As of May 31, 2016, we were in compliance with all financial covenants contained in our Revolving Credit Facility, including the leverage and interest coverage ratio covenants. At that date, our leverage ratio was 53.4%, while our interest coverage ratio was 9.5 to 1. Our available liquidity under our Revolving Credit Facility stood at $597.7 million at May 31, 2016.

Our access to funds under our Revolving Credit Facility is dependent on the ability of the financial institutions that are parties to the Revolving Credit Facility to meet their funding commitments. Those financial institutions may not be able to meet their funding commitments if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests within a short period of time. Moreover, the obligations of the financial institutions under our Revolving Credit Facility are several and not joint and, as a result, a funding default by one or more institutions does not need to be made up by the others.

Accounts Receivable Securitization Program

On May 9, 2014, we entered into a new, three-year, $200.0 million accounts receivable securitization facility (the “AR Program”). The maximum availability under the AR Program is $200.0 million. Availability is further subject to changes in the credit ratings of our customers, customer concentration levels or certain characteristics of the accounts receivable being transferred and therefore at certain times we may not be able to fully access the $200.0 million of funding available under the AR Program.

As of May 31, 2016, there was no outstanding balance under the AR Program, which compares with the maximum availability on that date of $200.0 million. The interest rate under the Purchase Agreement is based on the Alternate Base Rate, LIBOR Market Index Rate, one-month LIBOR or LIBOR for a specified tranche period, as selected by us, plus in each case, a margin of 0.70%. In addition, we are obligated to pay a monthly unused commitment fee based on the daily amount of unused commitments under the Agreement, which fee ranges from 0.30% to 0.50% based on usage. The AR Program contains various customary affirmative and negative covenants and also contains customary default and termination provisions.

Our failure to comply with the covenants described above and other covenants contained in the Revolving Credit Facility could result in an event of default under that agreement, entitling the lenders to, among other things, declare the entire amount outstanding under the Revolving Credit Facility to be due and payable. The instruments governing our other outstanding indebtedness generally include cross-default provisions that provide that under certain circumstances, an event of default that results in acceleration of our indebtedness under the Revolving Credit Facility will entitle the holders of such other indebtedness to declare amounts outstanding immediately due and payable.

2.25% Convertible Senior Notes due 2020

On December 9, 2013, we issued $205 million of 2.25% convertible senior notes due 2020 (the “Convertible Notes”). We will pay interest on the Convertible Notes semi-annually on June 15th and December 15th of each year, and began doing so on June 15, 2014. Net proceeds of approximately $200.1 million from the sale were used to refinance $200 million in principal amount of unsecured senior notes due December 15, 2013, which had an interest rate of 6.25%.

The Convertible Notes will be convertible under certain circumstances and during certain periods at an initial conversion rate of 18.8905 shares of RPM common stock per $1,000 principal amount of notes (representing an initial conversion price of approximately $52.94 per share of common stock), subject to adjustment in certain circumstances. In April 2016, we declared a dividend in excess of $0.24 per share, and consequently, the adjusted conversion rate at May 31, 2016 was 18.96864. The initial conversion price represents a conversion premium of approximately 37% over the last reported sale price of RPM common stock of $38.64 on December 3, 2013. Prior to June 15, 2020, the Convertible Notes may be converted only upon specified events, and, thereafter, at any time. Upon conversion, the Convertible Notes may be settled, at RPM’s election, in cash, shares of RPM’s common stock, or a combination of cash and shares of RPM’s common stock.

We account for the liability and equity components of the Convertible Notes separately, and in a manner that will reflect our nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. The effective interest rate on the liability component is 3.92%. Contractual interest was $4.6 million for both fiscal 2016 and 2015, and amortization of the debt discount was $2.8 million and $2.7 million for fiscal 2016 and 2015, respectively. At May 31, 2016, the remaining period over which the debt discount will be amortized was 4.5 years, the unamortized debt discount was $14.1 million, and the carrying amount of the equity component was $20.7 million.

42    RPM International Inc. and Subsidiaries

3.45% Notes due 2022

On October 23, 2012, we sold $300 million aggregated principal amount of 3.45% Notes due 2022 (the “Notes”). The net proceeds of $297.7 million from the offering of the Notes were used to repay short-term borrowings outstanding under our $600 million revolving credit facility on that date.

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

Year Ended May 31,	2016	2015	2014
(In thousands)
United States	$310,695	$273,278	$209,626
Foreign	172,771	179,975	214,861
Income Before Income Taxes	$483,466	$453,253	$424,487
Provision (benefit) for income taxes consists of the following for the periods indicated:
Year Ended May 31,	2016	2015	2014
(In thousands)
Current:
U.S. Federal	$75,200	$77,374	$46,846
State and local	6,230	4,876	5,660
Foreign	35,179	45,173	59,425
Total Current	116,609	127,423	111,931
Deferred:
U.S. Federal	17,625	97,112	16,747
State and local	1,907	1,494	1,292
Foreign	(10,133)	(1,104)	(11,467)
Total Deferred	9,399	97,502	6,572
Provision for Income Taxes	$126,008	$224,925	$118,503

The significant components of deferred income tax assets and liabilities as of May 31, 2016 and 2015 were as follows:

(In thousands)	2016	2015
Deferred income tax assets related to:
Inventories	$12,894	$8,530
Allowance for losses	11,014	8,575
Bankruptcy note liability	118,551	117,263
Accrued compensation and benefits	132,707	111,843
Accrued other expenses	20,310	15,932
Other long-term liabilities	20,570	21,911
Net operating loss and credit carryforwards	66,438	87,595
Net unrealized loss on securities	27,540	21,562
Total Deferred Income Tax Assets	410,024	393,211
Less: valuation allowances	(60,103)	(68,043)
Net Deferred Income Tax Assets	349,921	325,168
Deferred income tax (liabilities) related to:
Depreciation	(64,506)	(56,636)
Pension and other postretirement benefits	(17,975)	(16,256)
Amortization of intangibles	(198,940)	(198,872)
Unremitted foreign earnings	(98,520)	(108,508)
Total Deferred Income Tax (Liabilities)	(379,941)	(380,272)
Deferred Income Tax Assets (Liabilities), Net	$(30,020)	$(55,104)

At May 31, 2016, we had U.S. federal foreign tax credit carryforwards of approximately $16.2 million, which expire in various years ending in 2026. Additionally, at May 31, 2016, we had approximately $61.6 million of state net operating loss carryforwards that expire at various dates beginning in 2017 and foreign net operating loss carryforwards of approximately $158.6 million, of which approximately $24.2 million will expire at various dates beginning in 2017 and approximately $134.4 million that have an indefinite carryforward period. Also, as of May 31, 2016, we had foreign capital loss carryforwards of approximately $14.7 million that can be carried forward indefinitely. These net operating loss, capital loss and foreign tax credit carryforwards may be used to offset a portion of future taxable income and, thereby, reduce or eliminate our U.S. federal, state or foreign income taxes otherwise payable.

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

RPM International Inc. and Subsidiaries     43

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

In applying the above, we determined, based on the available evidence that future taxable income from certain of our foreign subsidiaries will be sufficient to recognize corresponding deferred tax asset that were previously subject to valuation allowances. As a result, during this fiscal year, we recorded a net reduction in valuation allowances associated with the estimated utilization of foreign net operating loss carryforwards of $5.8 million. This benefit was partially offset by $2.4 million of additions to valuation allowances for other foreign deferred tax assets. For the year ended May 31, 2015, we determined that future U.S. taxable income along with anticipated foreign source income, will be sufficient to recognize foreign tax and other credit carryforwards of approximately $12.0 million that were previously subject to valuation allowances. The benefit was partially offset by approximately $1.5 million of other incremental adjustments to the valuation allowances. Further, we believe it is uncertain whether future taxable income of certain of our foreign subsidiaries and future taxable income of the appropriate character will be sufficient to recognize the remaining corresponding deferred tax assets. Accordingly, we intend to maintain the recorded valuation allowances until sufficient positive evidence exists to support a reversal of the tax valuation allowances.

Total valuation allowances of approximately $60.1 million and $68.0 million have been recorded as of May 31, 2016 and 2015, respectively. The recorded valuation allowances relate to foreign capital loss carryforwards, certain foreign net operating losses, net foreign deferred tax assets and unrealized losses on securities.

The following table reconciles income tax expense (benefit) computed by applying the U.S. statutory federal income tax rate against income (loss) before income taxes to the provision (benefit) for income taxes:

Year Ended May 31,	2016	2015	2014
(In thousands)
Income tax expense (benefit) at the U.S. statutory federal income tax rate	$169,213	$158,638	$148,570
Impact of foreign operations	(29,969)	(32,706)	(27,374)
State and local income taxes, net of federal income tax benefit	4,310	4,140	4,519
Tax benefits from the domestic manufacturing deduction	(8,030)	-	(4,878)
Nondeductible business expense	2,224	1,782	1,508
Valuation allowance	(3,357)	(10,455)	(2,998)
Unremitted foreign earnings	(3,712)	106,227	2,500
Non-taxable gain from joint venture remeasurement	(2,790)	-	-
Other	(1,881)	(2,701)	(3,344)
Provision for Income Tax Expense	$126,008	$224,925	$118,503
Effective Income Tax Rate	26.1%	49.6%	27.9%

Uncertain income tax positions are accounted for in accordance with ASC 740. The following table summarizes the activity related to unrecognized tax benefits:

(In millions)	2016	2015	2014
Balance at June 1	$12.9	$15.7	$8.4
Additions based on tax positions related to current year	0.3	-	0.1
Additions for tax positions of prior years	2.6	0.9	9.0
Reductions for tax positions of prior years	(1.4)	(1.5)	(1.3)
Foreign currency translation	(0.7)	(2.2)	(0.5)
Balance at May 31	$13.7	$12.9	$15.7

The total amount of unrecognized tax benefits that would impact the effective tax rate, if recognized, was $3.9 million at May 31, 2016, $3.9 million at May 31, 2015 and $15.0 million at May 31, 2014. We do not anticipate any significant changes to the above total unrecognized tax benefits within the next 12 months.

We recognize interest and penalties related to unrecognized tax benefits in income tax expense. At May 31, 2016, 2015 and 2014, the accrual for interest and penalties was $2.8 million, $3.8 million and $5.2 million, respectively. Unrecognized tax benefits, including interest and penalties, have been classified as other long-term liabilities unless expected to be paid in one year.

We, or our subsidiaries, file income tax returns in the U.S. and in various state, local and foreign jurisdictions. The Internal Revenue Service has informed us that it will perform a limited scope examination of fiscal year 2013. Further, with limited exceptions, we, or our subsidiaries, are generally subject to state and local or non-U.S. income tax examinations by tax authorities for the fiscal years 2010 through 2016.

We are currently under examination, or have been notified of an upcoming tax examination for various non-U.S. and domestic state and local jurisdictions. Although it is possible that certain tax examinations could be resolved during the next 12 months, the timing and outcomes are uncertain.

44    RPM International Inc. and Subsidiaries

At May 31, 2015, we determined that it was possible that we could repatriate approximately $419.1 million of unremitted foreign earnings in the foreseeable future. Accordingly, as of May 31, 2015, we recorded a deferred income tax liability of $108.5 million, which represented our estimate of the U.S. income and foreign withholding tax associated with the $419.1 million of undistributed foreign earnings not considered permanently reinvested. As of May 31, 2016, the amount of undistributed earnings that may be repatriated is $377.3 million and the corresponding deferred tax liability has been reduced to $98.5 million. This reduction in the amount of unremitted foreign earnings that are not considered permanently reinvested is primarily due to foreign currency revaluations and actual distributions of foreign earnings during the year. The reduction to the deferred tax liability related to foreign currency revaluation was approximately $6.0 million, which was recorded in accumulated other comprehensive income (loss).

We have not provided for U.S. income taxes or foreign withholding taxes on the remaining $1.1 billion of foreign undistributed earnings because such earnings have been retained and reinvested by the foreign subsidiaries as of May 31, 2016. Accordingly, no provision has been made for U.S. income taxes or foreign withholding taxes, which may become payable if the remaining undistributed earnings of foreign subsidiaries were distributed to the U.S. Due to the uncertainties and complexities involved in the various options for repatriation of foreign earnings, it is not practical to calculate the deferred taxes associated with the remaining foreign earnings.

NOTE G — COMMON STOCK

On January 8, 2008, we announced our authorization of a stock repurchase program under which we may repurchase shares of RPM International Inc. common stock at management’s discretion for general corporate purposes. Our current intent is to limit our repurchases to approximately one to two million shares per year, which would include amounts required to offset dilution created by stock issued in connection with our equity-based compensation plans and other repurchases. As a result of this authorization, we may repurchase shares from time to time in the open market or in private transactions at various times and in amounts and for prices that our management deems appropriate, subject to insider trading rules and other securities law restrictions. The timing of our purchases will depend upon prevailing market conditions, alternative uses of capital and other factors. We may limit or terminate the repurchase program at any time. During the fiscal year ended May 31, 2016, we repurchased 800,000 shares of our common stock at a cost of approximately $35.1 million, or an average cost of $43.88 per share, under this program. During the fiscal year ended May 31, 2015, we repurchased 595,106 shares of our common stock at a cost of approximately $27.6 million, or an average cost of $46.36 per share, under this program. During the fiscal year ended May 31, 2014, we did not repurchase any shares of our common stock under this program.

NOTE H — STOCK-BASED COMPENSATION

Stock-based compensation represents the cost related to stock-based awards granted to our employees and directors; these awards include restricted stock, restricted stock units and SARs. We grant stock-based incentive awards to our employees and/or our directors under various share-based compensation plans. Plans that are active or provide for stock option grants or share-based payment awards include the Amended and Restated 2004 Omnibus Equity and Incentive Plan (the “2004 Omnibus Plan”) and the 2014 Omnibus Equity and Incentive Plan (the “2014 Omnibus Plan”), which includes provisions for grants of restricted stock, restricted stock units, performance stock, performance stock units and SARs. Other plans, which provide for restricted stock grants only, include the 2003 Restricted Stock Plan for Directors (the “2003 Plan”) and the 2007 Restricted Stock Plan (the “2007 Plan”).

We measure stock-based compensation cost at the date of grant, based on the estimated fair value of the award. We recognize the cost as expense on a straight-line basis (net of estimated forfeitures) over the related vesting period.

The following table represents total stock-based compensation expense included in our Consolidated Statements of Income:

Year Ended May 31,	2016	2015	2014
(In thousands)
Selling, general and administrative expense	$31,287	$31,741	$23,568
Income tax (benefit)	(9,184)	(10,027)	(7,776)
Total stock-based compensation cost	$22,103	$21,714	$15,792

SARs

SARs are awards that allow our employees to receive shares of our common stock at a fixed price. We grant SARs at an exercise price equal to the stock price on the date of the grant. The fair value of SARs granted is estimated as of the date of grant using a Black-Scholes option-pricing model. The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected life of options granted is derived from the input of the option-pricing model and represents the period of time that options granted are expected to be outstanding. Expected volatility rates are based on historical volatility of shares of our common stock.

The following is a summary of our weighted-average assumptions related to SARs grants made during the last three fiscal years:

Year Ended May 31,	2016	2015	2014
Risk-free interest rate	2.2%	2.3%	2.2%
Expected life of option	7.0 yrs	7.5 yrs	7.5 yrs
Expected dividend yield	2.2%	2.2%	2.7%
Expected volatility rate	25.6%	25.7%	26.1%

The 2014 Omnibus Plan was approved by our stockholders on October 9, 2014. The 2014 Omnibus Plan provides us with the flexibility to grant a wide variety of stock and stock-based awards, as well as dollar-denominated performance-based awards, and is intended to be the primary stock-based award program for covered employees. This plan replaces the 2004 Omnibus Plan, which expired under its own terms on October 7, 2014. A wide variety of stock and stock-based awards, as well as dollar-denominated performance-based awards, may be granted under these plans. SARs are issued at fair value at the date of grant, have up to ten-year terms and have graded-vesting terms over four years. Compensation cost for these awards is recognized on a straight-line basis over the related vesting period. Currently all SARs outstanding are to be settled with stock. As of May 31, 2016, there were 3,212,500 SARs outstanding.

RPM International Inc. and Subsidiaries     45

The following table summarizes option and share-based payment activity (including SARs) under these plans during the fiscal year ended May 31, 2016:

	2016
Share-Based Payments	Weighted Average Exercise Price		Number of Shares Under Option
(Shares in thousands)
Balance at June 1	$27.04		3,530
Options granted	47.14		570
Options exercised	22.45		(887)

Balance at May 31	31.88		3,213

Exercisable at May 31	$24.32		1,838

SARs	2016	2015		2014
(In millions, except per share amounts)
Weighted-average grant-date fair value per SAR	$10.73	$10.63		$7.38
Intrinsic value of options exercised	$22.3	$7.5		$15.6
Tax benefit from options exercised	$8.1	$2.5		$5.2
Fair value of SARS vested	$4.0	$3.3		$2.0

At May 31, 2016, the aggregate intrinsic value and weighted-average remaining contractual life of options outstanding was $58.8 million and 6.4 years respectively, while the aggregate intrinsic value and weighted-average remaining contractual life of options exercisable was $47.5 million and 5.1 years, respectively.

At May 31, 2016, the total unamortized stock-based compensation expense related to SARs that were previously granted was $9.0 million, which is expected to be recognized over 3.25 years. We anticipate that approximately 1.3 million shares at a weighted-average exercise price of $41.98 and a weighted-average remaining contractual term of 8.2 years will ultimately vest under these plans.

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

The following table summarizes the share-based performance- earned restricted stock (“PERS”) activity during the fiscal year ended May 31, 2016:

	Weighted-Average Grant-Date
(Shares in thousands)	Fair Value	2016
Balance at June 1	$35.40	1,441
Shares granted	45.79	476
Shares forfeited	38.75	(21)
Shares vested	26.99	(489)

Balance at May 31	$41.78	1,407

The weighted-average grant-date fair value was $45.79, $44.28 and $35.11 for the fiscal years ended May 31, 2016, 2015 and 2014, respectively. The restricted stock cliff vest after three years. Nonvested restricted shares of common stock under the Omnibus Plan are eligible for dividend payments. At May 31, 2016, unamortized deferred compensation expense of $24.5 million remained and is being amortized over the applicable vesting period for each participant.

On October 7, 2010, our Compensation Committee approved contingent awards of PCRS, (the “2011 PCRS”), for certain executives. During October 2010, 680,000 shares were granted at a weighted-average grant-date price of $20.73. Additional grants were made in July 2011, June 2012 and July 2012, totaling 115,000 shares, 10,000 shares and 50,000 shares, respectively, and were granted at a weighted-average grant-date price of $22.16, $25.76 and $25.87, respectively. The awards are contingent upon the level of attainment of performance goals for the three-year and five-year periods from June 1, 2010 ending May 31, 2013, and from June 1, 2010 ending May 31, 2015, respectively. During fiscal 2016, there were 751,450 shares of stock that vested in relation to these awards. Compensation cost for these awards is recognized on a straight-line basis over the related performance period, with consideration given to the probability of attaining the performance goals.

46    RPM International Inc. and Subsidiaries

On July 31, 2015, our Compensation Committee approved contingent awards of PCRS, (the “2015 PCRS”), for certain executives. During July 2015, 329,000 shares were granted at a weighted-average grant-date price of $46.87. The awards are contingent upon the level of attainment of performance goals for the three-year performance period from June 1, 2015 ending May 31, 2018. Vesting of 67% of the 2015 PCRS relates to an increase in EBIT for the period, and vesting of the remaining 33% relates to an increase in EBIT margin for the period. Compensation cost for these awards is recognized on a straight-line basis over the related performance period, with consideration given to the probability of attaining the performance goals. As of May 31, 2016, there were 324,000 2015 PCRS shares outstanding and $7.8 million unamortized stock-based compensation expense assuming attaining 75% of the goal.

The 2003 Plan was approved on October 10, 2003 by our stockholders, and was established primarily for the purpose of recruiting and retaining directors, and to align the interests of directors with the interests of our stockholders. Only directors who are not our employees are eligible to participate. Under the 2003 Plan, up to 500,000 shares of our common stock may be awarded, with awards cliff vesting over a three-year period. The following table summarizes the share-based activity under the 2003 Plan during fiscal 2016:

(Shares in thousands)	Weighted-Average Grant-Date Fair Value	2016
Balance at June 1	$35.57	92
Shares granted to Directors	43.71	31
Shares vested	28.50	(37)
Balance at May 31	$41.51	86

The weighted-average grant-date fair value was $43.71, $43.89 and $36.63 for the fiscal years ended May 31, 2016, 2015 and 2014, respectively. Unamortized deferred compensation expense relating to restricted stock grants for directors of $1.8 million at May 31, 2016, is being amortized over the applicable remaining vesting period for each director. Nonvested restricted shares of common stock under the 2003 Plan are eligible for dividend payments. As of May 31, 2016, there were 101,550 shares available for future grant.

Under the 2007 Plan, up to 1,000,000 shares may be awarded to certain employees, generally subject to forfeiture. The shares vest upon the latter of attainment of age 55 and the fifth anniversary of the May 31st immediately preceding the date of the grant. In addition, we also grant restricted stock units to certain employees under this plan. The following table sets forth awards and restricted stock units issued under the 1997 Plan and the 2007 Plan for the year ended May 31, 2016:

(Shares in thousands)	Weighted-Average Grant-Date Fair Value	2016
Balance at June 1	$21.04	859
Shares granted	46.63	64
Shares exercised	17.53	(120)
Balance at May 31	$23.53	803

The weighted-average grant-date fair value was $46.63, $44.60 and $33.80 for the fiscal years ended May 31, 2016, 2015 and 2014, respectively. As of May 31, 2016, 45,480 shares were available for future issuance under the 2007 Plan. At May 31, 2016, unamortized stock-based compensation expense of $5.1 million and $0.7 million relating to the 2007 Plan and the Restricted Stock Units, respectively, are being amortized over the applicable vesting period associated with each participant.

The following table summarizes the activity for all nonvested restricted shares during the year ended May 31, 2016:

(Shares in thousands)	Weighted-Average Grant-Date Fair Value	Number of Shares
Balance at June 1	$28.75	2,994
Granted	46.17	900
Vested	22.75	(1,502)
Forfeited	31.76	(51)
Balance at May 31	$39.10	2,341

The remaining weighted-average contractual term of nonvested restricted shares at May 31, 2016 is the same as the period over which the remaining cost of the awards will be recognized, which is approximately 3.5 years. The fair value of the nonvested restricted share awards have been calculated using the market value of the shares on the date of issuance. For the years ended May 31, 2016, 2015 and 2014, the weighted-average grant-date fair value for restricted share grants was $46.17, $44.29 and $35.02, respectively. The total fair value of shares that vested during the years ended May 31, 2016, 2015 and 2014 was $34.2 million, $14.7 million and $12.8 million, respectively. We anticipate that approximately 2.2 million shares at a weighted-average grant-date fair value of $39.10 and a weighted-average remaining contractual term of 3.5 years will ultimately vest, based upon the unique terms and participants of each plan. Approximately 172,855 shares of restricted stock were vested at May 31, 2015, with 263,857 restricted shares vested as of May 31, 2016. The total intrinsic value of restricted shares converted during the years ended May 31, 2016, 2015 and 2014 was $32.3 million, $13.9 million and $10.4 million, respectively.

Total unrecognized compensation cost related to all nonvested awards of restricted shares of common stock was $39.9 million as of May 31, 2016. That cost is expected to be recognized over a weighted-average period of 3.5 years. We did not receive any cash from employees as a result of employee vesting and release of restricted shares for the year ended May 31, 2016.

RPM International Inc. and Subsidiaries     47

NOTE I — ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) consists of the following components:

(In thousands)	Foreign Currency Translation Adjustments	Pension And Other Postretirement Benefit Liability Adjustments, Net of Tax	Unrealized Gain (Loss) On Derivatives, Net of Tax	Unrealized Gain (Loss) On Securities, Net of Tax	Total
Balance at June 1, 2013	$(24,428)	$(143,555)	$1,196	$7,534	$(159,253)
Reclassification adjustments for gains included in net income, net of tax benefit of $586				(1,220)	(1,220)
Other comprehensive income	9,533	(16,418)	(1,215)	6,715	(1,385)
Deferred taxes		6,325	304	(1,653)	4,976
Balance at May 31, 2014	(14,895)	(153,648)	285	11,376	(156,882)
Reclassification adjustments for gains included in net income, net of tax benefit of $2,307			(125)	(4,209)	(4,334)
Increase in equity ownership - SPHC		(9,600)			(9,600)
Other comprehensive income	(216,755)	(10,817)	(341)	(3,884)	(231,797)
Deferred taxes		5,733	181	2,564	8,478
Balance at May 31, 2015	(231,650)	(168,332)	-	5,847	(394,135)
Reclassification adjustments for gains included in net income, net of tax benefit of $946			-	(1,847)	(1,847)
Other comprehensive income	(65,580)	(62,520)	-	(9,995)	(138,095)
Deferred taxes	5,997	22,646	-	3,387	32,030
Balance at May 31, 2016	$(291,233)	$(208,206)	$-	$(2,608)	$(502,047)

NOTE J — EARNINGS PER SHARE

The following table sets forth the reconciliation of the numerator and denominator of basic and diluted earnings per share for the years ended May 31, 2016, 2015 and 2014:

Year Ended May 31,	2016	2015	2014
(In thousands, except per share amounts)
Numerator for earnings per share:
Net income attributable to RPM International Inc. stockholders	$354,725	$239,484	$291,660
Less: Allocation of earnings and dividends to participating securities	(5,770)	(4,954)	(6,366)
Net income available to common shareholders - basic	348,955	234,530	285,294
Add: Undistributed earnings reallocated to unvested shareholders		18	29
Reverse: Allocation of earnings and dividends to participating securities	5,770
Add: Income effect of contingently issuable shares	5,430	5,374	2,493
Net income available to common shareholders - diluted	$360,155	$239,922	$287,816
Denominator for basic and diluted earnings per share:
Basic weighted average common shares (1)	129,383	129,933	129,438
Average diluted options	3,445	1,082	1,003
Net issuable common share equivalents (2)	3,888	3,878	1,847
Total shares for diluted earnings per share (1)	136,716	134,893	132,288
Earnings Per Share of Common Stock Attributable to RPM International Inc. Stockholders:
Basic Earnings Per Share of Common Stock	$2.70	$1.81	$2.20
Diluted Earnings Per Share of Common Stock	$2.63	$1.78	$2.18
(1)	Basic and diluted earnings per share are calculated using the two-class method for the years ended May 31, 2015 and 2014. For the year ended May 31, 2016, basic and diluted earnings per share are calculated under the two-class method and the treasury method, respectively, as those methods resulted in the most dilutive earnings per share.

(2)	Represents the number of shares that would be issued if our contingently convertible notes were converted. We include these shares in the calculation of diluted EPS as the conversion of the notes may be settled, at our election, in cash, shares of our common stock, or a combination of cash and shares of our common stock.

48    RPM International Inc. and Subsidiaries

NOTE K — LEASES

We lease certain property, plant and equipment under long-term operating lease agreements, some of which provide for increased rental payments based upon increases in the cost-of-living index. The following table illustrates our future minimum lease commitments under all non-cancelable lease agreements, for each of the next five years and in the aggregate, as of May 31, 2016:

May 31,
(In thousands)
2017	$50,828
2018	39,191
2019	26,204
2020	17,240
2021	14,359
Thereafter	51,783
Total Minimum Lease Commitments	$199,605

Total rental expense for all operating leases amounted to $57.5 million, $53.8 million and $50.9 million for the fiscal years ended May 31, 2016, 2015 and 2014, respectively.

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

The Retirement Plan provides benefits that are based upon years of service and average compensation with accrued benefits vesting after five years. Benefits for union employees are generally based upon years of service, or a combination of years of service and average compensation. Our pension funding policy is to contribute an amount on an annual basis that can be deducted for federal income tax purposes, using a different actuarial cost method and different assumptions from those used for financial reporting. For the fiscal year ending May 31, 2017, we expect to contribute approximately $54.1 million to the retirement plans in the U.S. and approximately $6.0 million to our foreign plans.

Historically, we estimated the service and interest cost components of net periodic pension and postretirement benefit cost by applying a single weighted-average discount rate, derived from the yield curve used to measure the benefit obligation at the beginning of the period. During the first quarter of fiscal 2016, we elected to change our approach in estimating service and interest cost by applying the split discount rate approach. Under the split discount rate approach, we estimate service and interest cost by applying the specific spot rates along the yield curve used in the determination of the benefit obligation to the relevant projected cash flows. We made this change in order to more precisely measure our service and interest costs, and the split discount rate approach achieves this by improving the correlation between projected benefit cash flows and the corresponding spot yield curve rates. This change will not affect the measurement of our total benefit obligation at our annual measurement date, as the change in service and interest cost is completely offset by deferred actuarial (gains)/ losses that will arise at the next annual measurement date. As this change is treated as a change in estimate, the impact was reflected in the first quarter of fiscal 2016 and prospectively, and historical measurements of service and interest cost were not affected.

This change in estimate reduced our fiscal 2016 annual net periodic benefit expense by approximately $5.4 million for our U.S. Plans and by approximately $1.0 million for our non-U.S. plans versus the amounts that would have been recorded had we not elected to change our approach. Accordingly, for fiscal 2016, total service cost and interest cost for all plans was $36.9 million and $23.1 million, respectively, a reduction of $0.8 million and $5.6 million, respectively, as a result of implementing the new approach. This resulted in an increase in income from continuing operations and net income for fiscal 2016 of approximately $6.4 million and $4.7 million, respectively, and an increase in basic and diluted earnings per share of $0.04 and $0.03, respectively, versus what would have been recorded had we not elected to change our approach.

Net periodic pension cost consisted of the following for the year ended May 31:

	U.S. Plans			Non-U.S. Plans
(In thousands)	2016	2015	2014	2016	2015	2014
Service cost	$32,808	$30,359	$27,056	$4,061	$4,611	$4,375
Interest cost	17,995	20,119	18,039	5,070	7,184	7,382
Expected return on plan assets	(25,749)	(24,308)	(20,761)	(7,571)	(8,611)	(8,411)
Amortization of:
Prior service cost	234	294	334	(2)	39	19
Net actuarial losses recognized	16,759	13,890	13,222	1,739	2,004	2,448
Curtailment/settlement (gains) losses	87			57		44
Net Pension Cost	$42,134	$40,354	$37,890	$3,354	$5,227	$5,857

RPM International Inc. and Subsidiaries     49

The changes in benefit obligations and plan assets, as well as the funded status of our pension plans at May 31, 2016 and 2015, were as follows:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2016	2015	2016	2015
Benefit obligation at beginning of year	$537,465	$476,590	$191,386	$202,168
Service cost	32,808	30,359	4,061	4,611
Interest cost	17,995	20,119	5,070	7,184
Benefits paid	(26,932)	(24,147)	(7,078)	(6,066)
Participant contributions			830	773
Plan amendments			(349)
Plan settlements/curtailments	(272)		(630)
Actuarial (gains)/losses	27,982	28,166	1,778	7,738
Acquisitions and transfers		6,378		781
Premiums paid			(121)	(128)
Currency exchange rate changes			(7,883)	(25,675)
Benefit Obligation at End of Year	$589,046	$537,465	$187,064	$191,386
Fair value of plan assets at beginning of year	$327,427	$282,113	$176,437	$177,079
Actual return on plan assets	(21,742)	11,076	1,619	21,867
Employer contributions	35,735	53,327	6,042	5,601
Participant contributions			830	773
Benefits paid	(26,932)	(24,147)	(7,078)	(6,066)
Premiums paid			(121)	(128)
Plan settlements/curtailments	(272)		(595)
Acquisitions and transfers		5,058
Currency exchange rate changes			(7,670)	(22,689)
Fair Value of Plan Assets at End of Year	$314,216	$327,427	$169,464	$176,437
(Deficit) of plan assets versus benefit obligations at end of year	$(274,830)	$(210,038)	$(17,600)	$(14,949)
Net Amount Recognized	$(274,830)	$(210,038)	$(17,600)	$(14,949)
Accumulated Benefit Obligation	$483,944	$441,306	$175,394	$179,998

The fair value of the assets held by our pension plans has decreased at May 31, 2016 since our previous measurement date at May 31, 2015, due primarily to losses in the stock market. Plan liabilities have increased due to a decrease in interest rates. As such, we have increased our recorded liability for the net underfunded status of our pension plans. Due to lower discount rates and asset values, we expect pension expense in fiscal 2017 to be above our fiscal 2016 expense level. Any future declines in the value of our pension plan assets or increases in our plan liabilities could require us to further increase our recorded liability for the net underfunded status of our pension plans and could also require accelerated and higher cash contributions to our pension plans.

Amounts recognized in the Consolidated Balance Sheets for the years ended May 31, 2016 and 2015 are as follows:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2016	2015	2016	2015
Noncurrent assets	$-	$5	$4,297	$1,280
Current liabilities	(15)	(15)	(468)	(402)
Noncurrent liabilities	(274,815)	(210,028)	(21,429)	(15,827)
Net Amount Recognized	$(274,830)	$(210,038)	$(17,600)	$(14,949)

50    RPM International Inc. and Subsidiaries

The following table summarizes the relationship between our plans’ benefit obligations and assets:

	U.S. Plans
	2016		2015
(In thousands)	Benefit Obligation	Plan Assets	Benefit Obligation	Plan Assets
Plans with projected benefit obligations in excess of plan assets	$589,046	$314,216	$536,365	$326,323
Plans with accumulated benefit obligations in excess of plan assets	483,944	314,216	440,206	326,323
Plans with assets in excess of projected benefit obligations	-	-	1,100	1,104
Plans with assets in excess of accumulated benefit obligations	-	-	1,100	1,104
	Non-U.S. Plans
	2016		2015
(In thousands)	Benefit Obligation	Plan Assets	Benefit Obligation	Plan Assets
Plans with projected benefit obligations in excess of plan assets	$141,627	$119,730	$141,149	$124,920
Plans with accumulated benefit obligations in excess of plan assets	46,464	31,868	47,242	33,083
Plans with assets in excess of projected benefit obligations	45,437	49,734	50,237	51,517
Plans with assets in excess of accumulated benefit obligations	128,930	137,596	132,756	143,354

The following table presents the pretax net actuarial loss and prior service (costs) recognized in accumulated other comprehensive income (loss) not affecting retained earnings:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2016	2015	2016	2015
Net actuarial loss	$(271,456)	$(212,828)	$(43,272)	$(39,307)
Prior service (costs)	(469)	(703)	9	(357)
Total recognized in accumulated other comprehensive income not affecting retained earnings	$(271,925)	$(213,531)	$(43,263)	$(39,664)
The following table includes the changes recognized in other comprehensive income:
	U.S. Plans		Non-U.S. Plans
(In thousands)	2016	2015	2016	2015
Changes in plan assets and benefit obligations recognized in other comprehensive income:
Prior service cost	$-	$-	$(349)	$-
Net loss (gain) arising during the year	75,474	41,398	7,731	(5,518)
Effect of exchange rates on amounts included in AOCI			(1,953)	(5,771)
Amounts recognized as a component of net periodic benefit cost:
Amortization or curtailment recognition of prior service (cost)	(234)	(294)	(7)	(39)
Amortization or settlement recognition of net (loss)	(16,846)	(13,890)	(1,823)	(2,004)
Total recognized in other comprehensive loss (income)	$58,394	$27,214	$3,599	$(13,332)

The following table presents the amounts in accumulated other comprehensive income (loss) as of May 31, 2016 that have not yet been recognized in net periodic pension cost, but will be recognized in our Consolidated Statements of Income during the fiscal year ending May 31, 2017:

(In thousands)	U.S. Plans	Non-U.S. Plans
Net actuarial loss	$(20,804)	$ (2,292)
Prior service (cost) credit	$(217)	$ 2

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

RPM International Inc. and Subsidiaries     51

The following weighted-average assumptions were used to determine our year-end benefit obligations and net periodic pension cost under the plans:

	U.S. Plans		Non-U.S. Plans
Year-End Benefit Obligations	2016	2015	2016	2015
Discount rate	3.85%	4.25%	3.13%	3.26%
Rate of compensation increase	3.80%	3.80%	2.81%	2.81%

	U.S. Plans			Non-U.S. Plans
Net Periodic Pension Cost	2016	2015	2014	2016	2015	2014
Discount rate	4.25%	4.30%	4.45%	3.26%	3.82%	3.95%
Expected return on plan assets	7.90%	8.25%	8.50%	4.49%	5.18%	5.37%
Rate of compensation increase	3.80%	3.81%	3.14%	2.81%	3.30%	3.32%

The following tables illustrate the weighted-average actual and target allocation of plan assets:

U.S. Plans
	Target Allocation	Actual Asset Allocation
(Dollars in millions)	as of May 31, 2016	2016	2015
Equity securities	55%	$234.7	$223.2
Fixed income securities	25%	72.1	95.9
Cash		7.1	8.0
Other	20%	0.3	0.3
Total assets	100%	$314.2	$327.4

Non-U.S. Plans
	Target Allocation	Actual Asset Allocation
(Dollars in millions)	as of May 31, 2016	2016	2015
Equity securities	43%	$71.7	$75.7
Fixed income securities	38%	67.4	68.9
Cash			0.4
Property and other	19%	30.4	31.4
Total assets	100%	$169.5	$176.4

The following tables present our pension plan assets as categorized using the fair value hierarchy at May 31, 2016 and 2015:

	U.S. Plans
(In thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at May 31, 2016
U.S. Treasury and other government	$-	$9,533	$-	$9,533
State and municipal bonds		532		532
Foreign bonds		1,095		1,095
Mortgage-backed securities		12,289		12,289
Corporate bonds		21,035		21,035
Stocks - large cap	28,686			28,686
Stocks - mid cap	12,350			12,350
Stocks - small cap	24,361			24,361
Stocks - international	3,538			3,538
Mutual funds - equity		165,784		165,784
Mutual funds - fixed		27,611		27,611
Cash and cash equivalents	7,108			7,108
Limited partnerships			294	294
Total	$76,043	$237,879	$294	$314,216

		Non-U.S. Plans
(In thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at May 31, 2016
Pooled equities	$-	$70,452	$-	$70,452
Pooled fixed income		67,144		67,144
Foreign bonds		231		231
Insurance contracts			30,379	30,379
Mutual funds		1,214		1,214
Cash and cash equivalents	44			44
Total	$44	$139,041	$30,379	$169,464

52    RPM International Inc. and Subsidiaries

	U.S. Plans
(In thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at May 31, 2015
U.S. Treasury and other government	$-	$9,245	$-	$9,245
State and municipal bonds		461		461
Foreign bonds		2,608		2,608
Mortgage-backed securities		11,536		11,536
Corporate bonds		17,894		17,894
Stocks - large cap	36,554			36,554
Stocks - mid cap	14,575			14,575
Stocks - small cap	20,175			20,175
Stocks - international	3,756			3,756
Mutual funds - equity		148,207		148,207
Mutual funds - fixed		54,112		54,112
Cash and cash equivalents	8,019			8,019
Limited partnerships			285	285
Total	$83,079	$244,063	$285	$327,427

	Non-U.S. Plans
(In thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at May 31, 2015
Pooled equities	$-	$74,159	$-	$74,159
Pooled fixed income		68,773		68,773
Foreign bonds		195		195
Insurance contracts			31,384	31,384
Mutual funds		1,502		1,502
Cash and cash equivalents	424			424
Total	$424	$144,629	$31,384	$176,437

The following table includes the activity that occurred during the years ended May 31, 2016 and 2015 for our Level 3 assets:

		Actual Return on Plan Assets For:
(In thousands)	Balance at Beginning of Period	Assets Still Held at Reporting Date	Assets Sold During Year	Purchases, Sales and Settlements, net (1)	Balance at End of Period
Year ended May 31, 2016	$ 31,669	191	9	(1,196)	$30,673
Year ended May 31, 2015	29,568	7,659	888	(6,446)	31,669

(1)	Includes the impact of exchange rate changes during the year.

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

The goals of the investment strategy for pension assets include: The total return of the funds shall, over an extended period of time, surpass an index composed of the Standard & Poor’s 500 Stock Index (equity), the Barclays Aggregate Bond Index (fixed income), and 30-day Treasury Bills (cash), weighted appropriately to match the asset allocation of the plans. The equity portion of the funds shall surpass the Standard & Poor’s 500 Stock Index over a full market cycle, while the fixed income portion shall surpass Barclays Aggregate Bond Index over a full market cycle. The purpose of the core fixed income fund is to increase return in the form of cash flow, provide a hedge against inflation and to reduce the volatility of the fund overall. Therefore, the primary objective of the core fixed income portion is to match the Barclays Aggregate Bond Index. The purpose of including opportunistic fixed income assets such as, but not limited to, global and high yield securities in the portfolio is to enhance the overall risk-return characteristics of the Fund.

RPM International Inc. and Subsidiaries     53

In addition to the defined benefit pension plans discussed above, we also sponsor employee savings plans under Section 401(k) of the Internal Revenue Code, which cover most of our employees in the U.S. We record expense for defined contribution plans for any employer matching contributions made in conjunction with services rendered by employees. The majority of our plans provide for matching contributions made in conjunction with services rendered by employees. Matching contributions are invested in the same manner that the participants invest their own contributions. Matching contributions charged to income were $16.3 million, $14.9 million and $13.6 million for the years ending May 31, 2016, 2015 and 2014, respectively.

We expect to pay the following estimated pension benefit payments in the next five years (in millions): $48.0 in 2017, $50.0 in 2018, $53.2 in 2019, $57.1 in 2020, and $56.2 in 2021. In the five years thereafter (2022-2026) we expect to pay $302.0 million.

NOTE M — POSTRETIREMENT BENEFITS

We sponsor several unfunded-health-care-benefit plans for certain of our retired employees as well as post-retirement life insurance for certain key employees. Eligibility for these benefits is based upon various requirements. The following table illustrates the effect on operations of these plans for the three years ended May 31, 2016:

		U.S. Plans		Non-U.S. Plans
(In thousands)	2016	2015	2014	2016	2015	2014
Service cost - Benefits earned during the period	$-	$-	$-	$1,061	$1,173	$1,264
Interest cost on the accumulated obligation	235	263	297	832	1,155	1,225
Amortization of:
Prior service (credit)	(247)	(247)	(153)
Net actuarial (gains) losses		(136)	(144)	229	391	516
Net Periodic Postretirement (Benefit) Expense	$(12)	$(120)	$-	$2,122	$2,719	$3,005

The changes in benefit obligations of the plans at May 31, 2016 and 2015 were as follows:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2016	2015	2016	2015
Accumulated postretirement benefit obligation at beginning of year	$7,640	$6,787	$24,646	$28,255
Service cost			1,061	1,173
Interest cost	235	263	832	1,155
Benefit payments	(251)	(230)	(464)	(536)
Actuarial (gains) losses	29	820	536	(1,751)
Currency exchange rate changes			(1,191)	(3,650)
Accumulated and accrued postretirement benefit obligation at end of year	$7,653	$7,640	$25,420	$24,646

In determining the postretirement benefit amounts outlined above, measurement dates as of May 31 for each period were applied.

Amounts recognized in the Consolidated Balance Sheets for the years ended May 31, 2016 and 2015 are as follows:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2016	2015	2016	2015
Current liabilities	$(455)	$(430)	$(482)	$(454)
Noncurrent liabilities	(7,198)	(7,210)	(24,938)	(24,192)
Net Amount Recognized	$(7,653)	$(7,640)	$(25,420)	$(24,646)

54    RPM International Inc. and Subsidiaries

The following table presents the pretax net actuarial gain (loss) and prior service credits recognized in accumulated other comprehensive income (loss) not affecting retained earnings:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2016	2015	2016	2015
Net actuarial gain (loss)	$94	$124	$(5,986)	$(5,968)
Prior service credits	1,341	1,587
Total recognized in accumulated other comprehensive income not affecting retained earnings	$1,435	$1,711	$(5,986)	$(5,968)

The following table includes the changes recognized in other comprehensive income:
	U.S. Plans		Non-U.S. Plans
(In thousands)	2016	2015	2016	2015
Changes in plan assets and benefit obligations recognized in other comprehensive income:
Prior service cost	$-	$-	$-	$-
Net loss (gain) arising during the year	29	820	536	(1,751)
Effect of exchange rates on amounts included in AOCI			(290)	(1,026)
Amounts recognized as a component of net periodic benefit cost:
Amortization or curtailment recognition of prior service credit (cost)	247	247
Amortization or settlement recognition of net gain (loss)	-	136	(229)	(391)
Total recognized in other comprehensive loss (income)	$276	$1,203	$17	$(3,168)

The following weighted-average assumptions were used to determine our year-end benefit obligations and net periodic postretirement benefit costs under the plans:
	U.S. Plans		Non-U.S. Plans
Year-End Benefit Obligations	2016	2015	2016	2015
Discount rate	3.76%	3.95%	3.92%	4.00%
Current healthcare cost trend rate	10.37%	11.34%	5.98%	6.06%
Ultimate healthcare cost trend rate	4.36%	4.50%	4.20%	4.20%
Year ultimate healthcare cost trend rate will be realized	2037	2029	2030	2030

	U.S. Plans			Non-U.S. Plans
Net Periodic Postretirement Cost	2016	2015	2014	2016	2015	2014
Discount rate	3.95%	4.00%	3.95%	4.00%	4.40%	4.50%
Healthcare cost trend rate	11.34%	12.28%	7.54%	6.06%	6.31%	6.43%
Ultimate healthcare cost trend rate	4.50%	4.50%	4.50%	4.20%	4.20%	4.20%
Year ultimate healthcare cost trend rate will be realized	2029	2029	2029	2030	2030	2030

Increasing or decreasing current healthcare cost trend rates by 1% would affect our accumulated postretirement benefit obligation and net postretirement expense by the following amounts for the years ended May 31, 2016 and 2015:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2016	2015	2016	2015
1% Increase in trend rate
Accumulated Benefit Obligation	$313	$334	$5,552	$6,430
Postretirement Cost	11	10	504	675
1% Decrease in trend rate
Accumulated Benefit Obligation	$(272)	$(290)	$(4,289)	$(3,295)
Postretirement Cost	(9)	(8)	(383)	(499)

We expect to pay approximately $0.9 million to $1.3 million in estimated postretirement benefits in each of the next five years. In the five years thereafter (2022-2026) we expect to pay a cumulative total of $7.7 million.

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

RPM International Inc. and Subsidiaries     55

NOTE N — CONTINGENCIES AND OTHER ACCRUED LOSSES

Accrued loss reserves consist of the following:

May 31,	2016	2015
(In thousands)
Accrued product liability reserves	$25,100	$11,916
Accrued warranty reserves	9,137	8,718
Accrued environmental reserves	1,053	1,382
Total accrued loss reserves - Current	$35,290	$22,016
Accrued product liability reserves - noncurrent	$29,045	$29,769
Accrued warranty liability - noncurrent	4,177	2,945
Accrued environmental reserves - noncurrent	1,676	3,499
Total accrued loss reserves - Noncurrent	$34,898	$36,213

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

We also offer warranties on many of our products, as well as long-term warranty programs at certain of our businesses, and have established product warranty liabilities. We review these liabilities for adequacy on a quarterly basis and adjust them as necessary. The primary factors that could affect these liabilities may include changes in performance rates as well as costs of replacement. Provision for estimated warranty costs is recorded at the time of sale and periodically adjusted, as required, to reflect actual experience. It is probable that we will incur future losses related to warranty claims we have received but that have not been fully investigated and related to claims not yet received. While our warranty liabilities represent our best estimates at May 31, 2016, we can provide no assurances that we will not experience material claims in the future or that we will not incur significant costs to resolve such claims beyond the amounts accrued or beyond what we may recover from our suppliers. Product warranty expense is recorded within selling, general and administrative expense.

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

The following table includes the changes in our accrued warranty balances:

Year Ended May 31,	2016	2015	2014
(In thousands)
Beginning Balance	$11,663	$14,741	$9,330
Deductions (1)	(18,061)	(29,543)	(19,155)
Provision charged to SG&A expense	19,653	23,487	24,566
Acquisitions, including SPHC reconsolidation	59	2,978	-
Ending Balance	$13,314	$11,663	$14,741

(1)	Primarily claims paid during the year.

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

We were notified by the SEC on June 24, 2014, that we are the subject of a formal investigation pertaining to the timing of our disclosure and accrual of loss reserves in fiscal 2013 with respect to the previously disclosed U.S. Department Of Justice (the “DOJ”) and the U.S. General Services Administration (the “GSA”) Office of Inspector General investigation into compliance issues relating to Tremco Roofing Division’s GSA contracts. As previously disclosed, our audit committee completed an investigation into the facts and circumstances surrounding the timing of our disclosure and accrual of loss reserves with respect to the GSA and DOJ investigations, and determined that it was appropriate to restate our financial results for the first, second and third quarters of fiscal 2013. These restatements had no impact on our audited financial statements for the fiscal years ended May 31, 2013 or 2014. The audit committee’s investigation concluded that there was no intentional misconduct on the part of any of our officers.

We are cooperating with the SEC in its ongoing investigation and continue to be engaged in discussions with the staff of the SEC’s Division of Enforcement (the “Staff”) concerning potential issues arising out of the SEC’s investigation. As previously disclosed, on October 26, 2015, we and our General Counsel received Wells notices from the SEC’s Division of Enforcement in connection with its investigation. A Wells notice is not a formal allegation or a finding of wrongdoing, but is a preliminary determination by the Staff that it may recommend to the SEC that a civil enforcement action or administrative proceeding be brought against the recipient. Our Wells notice also indicated that the Staff had preliminarily determined to recommend that the SEC pursue a clawback claim relating to

56    RPM International Inc. and Subsidiaries

incentive compensation payments paid to our Chief Executive Officer and Chief Financial Officer during the periods prior to the restatement. The Staff did not indicate an intention to recommend any charges against either of these officers.

Under SEC procedures, a recipient of a Wells notice has an opportunity to respond in the form of a Wells submission that seeks to persuade the SEC that such an action should not be brought. In November 2015, we made a Wells submission to further explain RPM’s views concerning such matters and our belief that no enforcement action is warranted against us or our officers. We intend to contest any charges that may be brought.

Any action by the SEC could result in sanctions against us and/or certain of our officers. An enforcement action by the SEC could impose substantial additional costs and distractions, regardless of its outcome. We have determined that it is probable that we will incur a loss relating to this matter and have estimated a range of potential loss. We have accrued at the low end of the range of loss, as no amount within the range is more likely to occur, and no amount within the estimated range of loss would have a material impact on our consolidated financial condition, results of operations or cash flows.

In December 2014, we received notice of a claim seeking damages against one of our industrial segment subsidiaries alleging failure of coating systems. Insurance is covering the defense of this claim; however, coverage discussions are ongoing. Based on our current understanding of the claim, and given the ongoing insurance coverage discussions, we have determined that it is reasonably possible that we may incur a loss related to this claim, and have estimated a range of potential loss. We have accrued at the low end of the range of loss, as no amount within the range is more likely to occur, and no amount within the estimated range of loss would have a material impact on our consolidated financial condition, results of operations or cash flows.

NOTE O — SEGMENT INFORMATION

As previously disclosed, during July 2015, our Board of Directors approved the realignment of certain businesses and management structure to recognize how we allocate resources and analyze the operating performance of our operating segments. During August 2015, we made the determination to combine our former RPM2-Industrial operating segment and our former SPHC operating segment into a single operating segment, called the “Specialty Products Group,” which is discussed in further detail below. Information for all periods presented has been recast to reflect this change.

We operate a portfolio of businesses and product lines that manufacture and sell a variety of specialty paints, protective coatings and roofing systems, sealants and adhesives. We manage our portfolio by organizing our businesses and product lines into three reportable segments: the industrial reportable segment, the specialty reportable segment and the consumer reportable segment. Within each reportable segment, we aggregate operating segments or product lines that consist of individual companies or groups of companies and product lines, which generally address common markets, share similar economic characteristics, utilize similar technologies and can share manufacturing or distribution capabilities. Our seven operating segments represent components of our business for which separate financial information is available that is utilized on a regular basis by our chief operating decision maker in determining how to allocate the assets of the company and evaluate performance. These seven operating segments are each managed by an operating segment manager, who is responsible for the day-to-day operating decisions and performance evaluation of the operating segment’s underlying businesses. We evaluate the profit performance of our segments primarily based on income before income taxes, but also look to earnings (loss) before interest and taxes (“EBIT”) as a performance evaluation measure because interest expense is essentially related to acquisitions, as opposed to segment operations.

Our industrial reportable segment products are sold throughout North America and also account for the majority of our international sales. Our industrial product lines are sold directly to contractors, distributors and end-users, such as industrial manufacturing facilities, public institutions and other commercial customers. The industrial reportable segment comprises three separate operating segments — Tremco Group, tremco illbruck Group and Performance Coatings Group. Products and services within this reportable segment include construction chemicals, roofing systems, weatherproofing and other sealants, and polymer flooring.

Our specialty reportable segment products are sold throughout North America and a few international locations, primarily in Europe. Our specialty product lines are sold directly to contractors, distributors and end-users, such as industrial manufacturing facilities, public institutions and other commercial customers. The specialty reportable segment is a single operating segment, which offers products that include industrial cleaners, restoration services equipment, colorants, exterior finishes, edible coatings and specialty glazes for pharmaceutical and food industries, and other specialty OEM coatings. As discussed in Note A(2), this segment includes the SPHC businesses, which were reconsolidated as of January 1, 2015.

Our consumer reportable segment manufactures and markets professional use and do-it-yourself (“DIY”) products for a variety of mainly consumer applications, including home improvement and personal leisure activities. Our consumer segment’s major manufacturing and distribution operations are located primarily in North America, along with a few locations in Europe and other parts of the world. Our consumer reportable segment products are primarily sold directly to mass merchandisers, home improvement centers, hardware stores, paint stores, craft shops, cosmetic companies and through distributors. This reportable segment comprises three operating segments — Rust-Oleum Group, DAP Group and SPG-Consumer Group. Products within this reportable segment include specialty, hobby and professional paints; nail care enamels; caulks; adhesives; silicone sealants and wood stains. Sales to the Home Depot represented less than 10% of our consolidated net sales for fiscal 2016, 10% and 11% of our consolidated net sales for fiscal 2015 and 2014, respectively, and 28%, 29% and 29% of our consumer segment net sales for fiscal 2016, 2015 and 2014, respectively.

In addition to our three reportable segments, there is a category of certain business activities and expenses, referred to as corporate/other, that does not constitute an operating segment. This category includes our corporate headquarters and related administrative expenses, results of our captive insurance companies, gains or losses on the sales of certain assets and other expenses not directly associated with any reportable segment. Assets related to the corporate/other category consist primarily of investments, prepaid expenses and headquarters’ property and equipment. These corporate and other assets and expenses reconcile reportable segment data to total consolidated income before income taxes, interest expense and earnings before interest and taxes; as well as identifiable assets, capital expenditures and depreciation and amortization.

We reflect income from our joint ventures on the equity method, and receive royalties from our licensees.

RPM International Inc. and Subsidiaries     57

The following tables reflect the results of our reportable segments consistent with our management philosophy, and represent the information we utilize, in conjunction with various strategic, operational and other financial performance criteria, in evaluating the performance of our portfolio of businesses. Information for all periods presented has been recast to reflect the current-year change in reportable segments.

Year Ended May 31,	2016	2015	2014
(In thousands)
Net Sales
Industrial	$2,444,120	$2,533,476	$2,464,266
Specialty	732,091	457,245	305,391
Consumer	1,637,438	1,603,829	1,606,696
Total	$4,813,649	$4,594,550	$4,376,353
Income (Loss) Before Income Taxes
Industrial
Income Before Income Taxes (a)	$252,781	$246,997	$234,123
Interest (Expense), Net (b)	(5,987)	(8,190)	(10,482)
EBIT (c)	$258,768	$255,187	$244,605
Specialty
Income Before Income Taxes (a)	$111,945	$68,340	$61,628
Interest (Expense), Net (b)	730	534	255
EBIT (c)	$111,215	$67,806	$61,373
Consumer
Income Before Income Taxes (a)	$268,218	$274,001	$251,229
Interest (Expense), Net (b)	40	34	122
EBIT (c)	$268,178	$273,967	$251,107
Corporate/Other
(Expense) Before Income Taxes (a)	$(149,478)	$(136,085)	$(122,493)
Interest (Expense), Net (b)	(76,101)	(61,416)	(55,131)
EBIT (c)	$(73,377)	$(74,669)	$(67,362)
Consolidated
Income Before Income Taxes (a)	$483,466	$453,253	$424,487
Interest (Expense), Net (b)	(81,318)	(69,038)	(65,236)
EBIT (c)	$564,784	$522,291	$489,723
Identifiable Assets
Industrial	$2,165,920	$2,105,364	$2,222,704
Specialty	794,899	798,893	284,553
Consumer	1,734,600	1,626,097	1,648,272
Corporate/Other	80,622	163,886	222,836
Total	$4,776,041	$4,694,240	$4,378,365
Capital Expenditures
Industrial	$76,761	$46,150	$50,039
Specialty	11,479	7,823	4,517
Consumer	27,269	29,354	35,391
Corporate/Other	1,674	2,036	3,845
Total	$117,183	$85,363	$93,792
Depreciation and Amortization
Industrial	$46,570	$47,235	$48,046
Specialty	26,773	13,596	5,624
Consumer	31,445	32,153	31,378
Corporate/Other	6,251	6,192	5,021
Total	$111,039	$99,176	$90,069

(a)	The presentation includes a reconciliation of Income (Loss) Before Income Taxes, a measure defined by Generally Accepted Accounting Principles (GAAP) in the United States, to EBIT.

(b)	Interest (expense), net includes the combination of interest expense and investment expense (income), net.

(c)	EBIT is defined as earnings (loss) before interest and taxes. We evaluate the profit performance of our segments based on income before income taxes, but also look to EBIT as a performance evaluation measure because interest expense is essentially related to acquisitions, as opposed to segment operations. We believe EBIT is useful to investors for this purpose as well, using EBIT as a metric in their investment decisions. EBIT should not be considered an alternative to, or more meaningful than, income before taxes as determined in accordance with GAAP, since EBIT omits the impact of interest in determining operating performance, which represent items necessary to our continued operations, given our level of indebtedness. Nonetheless, EBIT is a key measure expected by and useful to our fixed income investors, rating agencies and the banking community, all of whom believe, and we concur, that this measure is critical to the capital markets’ analysis of our segments’ core operating performance. We also evaluate EBIT because it is clear that movements in EBIT impact our ability to attract financing. Our underwriters and bankers consistently require inclusion of this measure in offering memoranda in conjunction with any debt underwriting or bank financing. EBIT may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results.

58    RPM International Inc. and Subsidiaries

Year Ended May 31,	2016	2015	2014
(In thousands)
Net Sales (based on shipping location) (a)
United States	$3,155,810	$2,856,723	$2,581,208
Foreign
Canada	310,817	337,869	342,312
Europe	928,519	941,820	1,031,686
Other Foreign	418,503	458,138	421,147
Total Foreign	1,657,839	1,737,827	1,795,145
Total	$4,813,649	$4,594,550	$4,376,353

Long-Lived Assets (b)
United States	$1,764,090	$1,704,468	$1,374,340
Foreign
Canada	111,524	114,717	125,401
Europe	271,796	293,685	340,146
United Kingdom	257,935	273,118	259,829
Other Foreign	212,583	202,721	208,411
Total Foreign	853,838	884,241	933,787
Total	$2,617,928	$2,588,709	$2,308,127

(a)	It is not practicable to obtain the information needed to disclose revenues attributable to each of our product lines.

(b)	Long-lived assets include all non-current assets, excluding non-current deferred income taxes.

NOTE P — QUARTERLY INFORMATION (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended May 31, 2016 and 2015:

	For Quarter Ended
(In thousands, except per share amounts)	August 31	November 30	February 29	May 31
2016
Net Sales	$1,242,526	$1,155,984	$988,555	$1,426,584
Gross Profit	$532,958	$493,934	$412,962	$647,194
Net Income Attributable to RPM International Inc. Stockholders	$99,815	$83,433	$18,582	$152,895
Basic Earnings Per Share	$0.76	$0.63	$0.14	$1.16
Diluted Earnings Per Share	$0.74	$0.62	$0.14	$1.13
Dividends Per Share	$0.260	$0.275	$0.275	$0.275
(In thousands, except per share amounts)	August 31	November 30	February 28 (a)	May 31
2015
Net Sales	$1,203,896	$1,071,128	$946,367	$1,373,159
Gross Profit	$508,393	$453,943	$379,738	$599,295
Net Income Attributable to RPM International Inc. Stockholders	$99,079	$69,766	$(57,348)	$127,987
Basic Earnings Per Share	$0.74	$0.52	$(0.44)	$0.97
Diluted Earnings Per Share	$0.73	$0.52	$(0.44)	$0.94
Dividends Per Share	$0.240	$0.260	$0.260	$0.260

(a)	Reflects the reconsolidation of SPHC effective January 1, 2015, and adjustments of $106.2 million to the Provision for Income Taxes related to the recognition of an ASC 740-30 tax liability for the potential repatriation of foreign earnings and related impact on Net Income Attributable to Noncontrolling Interests. Refer to Note F, “Income Taxes,” to the Consolidated Financial Statements for information regarding unremitted foreign earnings.

Quarterly earnings per share may not total to the yearly earnings per share due to the weighted-average number of shares outstanding in each quarter.

RPM International Inc. and Subsidiaries     59

Quarterly Stock Price and Dividend Information

Shares of our common stock are traded on the New York Stock Exchange under the symbol RPM. The high and low sales prices for the shares of common stock, and the cash dividends paid on the common stock, for each quarter of the two most recent fiscal years are set forth in the table below.

Range of Sales Prices and Dividends Paid

Fiscal 2016	High	Low	Dividends paid per share	Fiscal 2015	High	Low	Dividends paid per share
First Quarter	$51.27	$40.11	0.260	First Quarter	$47.33	$42.80	0.240
Second Quarter	$47.48	$40.15	0.275	Second Quarter	$48.30	$39.57	0.260
Third Quarter	$47.79	$36.77	0.275	Third Quarter	$51.97	$44.95	0.260
Fourth Quarter	$51.60	$41.03	0.275	Fourth Quarter	$51.13	$46.65	0.260

Source: New York Stock Exchange

Cash dividends are payable quarterly, upon authorization of the Board of Directors. Regular payment dates are approximately the last day of July, October, January and April.

The number of holders of record of our common stock as of June 1, 2016 was approximately 22,587, in addition to 85,598 beneficial holders.

60    RPM International Inc. and Subsidiaries

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

Management assessed the effectiveness of RPM’s internal control over financial reporting as of May 31, 2016. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013 Framework). Based on this assessment, management concluded that, as of May 31, 2016, RPM’s internal control over financial reporting is effective.

The independent registered public accounting firm Deloitte & Touche LLP, has also audited the Company’s internal control over financial reporting as of May 31, 2016 and their report thereon is included on page 63 of this report.

Frank C. Sullivan Chairman and Chief Executive Officer	Russell L. Gordon Vice President and Chief Financial Officer

July 28, 2016

RPM International Inc. and Subsidiaries     61

Reports of Independent Registered Public Accounting Firms

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF RPM INTERNATIONAL INC.

We have audited the accompanying consolidated balance sheet of RPM International Inc. and subsidiaries (the “Company”) as of May 31, 2016, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audit.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of RPM International Inc. and subsidiaries as of May 31, 2016, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of May 31, 2016, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 28, 2016, expressed an unqualified opinion on the Company’s internal control over financial reporting based on our audit.

Cleveland, Ohio

July 28, 2016

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS

RPM International Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of RPM International Inc. and Subsidiaries as of May 31, 2015, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the two years in the period ended May 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of RPM International Inc. and Subsidiaries at May 31, 2015 and the consolidated results of their operations and their cash flows for each of the two years in the period ended May 31, 2015, in conformity with U.S. generally accepted accounting principles.

Cleveland, Ohio

July 27, 2015

Except for Notes B and O, as to which the date is

July 28, 2016

62    RPM International Inc. and Subsidiaries

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF RPM INTERNATIONAL INC.

We have audited the internal control over financial reporting of RPM International Inc. and subsidiaries (the “Company”) as of May 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of May 31, 2016, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended May 31, 2016, of the Company and our report dated July 28, 2016, expressed an unqualified opinion on those financial statements.

Cleveland, Ohio

July 28, 2016

RPM International Inc. and Subsidiaries     63

Stockholder Information

World Headquarters

RPM International Inc.

2628 Pearl Road

P.O. Box 777

Medina, OH 44258

Telephone:	330-273-5090 or 800-776-4488
Fax:	330-225-8743
Website:	www.rpminc.com
E-mail:	info@rpminc.com

Annual Meeting

RPM stockholders are invited to attend RPM’s Annual Meeting, which will be held at 2:00 p.m. EDT on Thursday, October 6, 2016 at the Holiday Inn, 15471 Royalton Road, Strongsville, Ohio. Directions can be found on the RPM website.

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

Institutional Investor and Security Analyst Inquiries

Security analysts and investment professionals with questions regarding RPM should contact Barry M. Slifstein, Vice President - Investor Relations, at 330-273-5090 or bslifstein@rpminc.com.

Dividend Payments

Common stock cash dividends are payable quarterly, upon authorization of the Board of Directors. Regular payment dates are typically the 31st of July, October and January and the 30th of April. RPM has increased the cash dividend payments to its stockholders for 42 consecutive years.

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

Deloitte & Touche LLP, Cleveland, Ohio

Counsel

Calfee, Halter & Griswold LLP, Cleveland, Ohio

The RPM App

For up-to-date investment information on RPM, download the RPM app for Apple and Android devices. Scan this QR code or visit your app market.

64    RPM International Inc. and Subsidiaries