Form 10-K, Exhibit 13
period 2017-05-31
RPM INTERNATIONAL INC/DE/
filed 2017-07-24
CIK 110621

Exhibit 13.1

RPM International Inc.

The Best HOME for Entrepreneurial Companies

18 Management's Discussion and Analysis
31 Consolidated Financial Statements
36 Notes to Consolidated Financial Statements
64 Quarterly Stock Price and Dividend Information
65 Management's Report on Internal Control
66 Auditors' Reports
68 Stockholder Information
69 Directors and Officers

17

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

18    RPM International Inc. and Subsidiaries

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

During the second quarter of fiscal 2017, we identified certain factors that we considered important in assessing the requirement to perform an interim impairment evaluation for our Kirker reporting unit. First, Kirker’s three-month operating results for the second quarter of fiscal 2017 were significantly below historical and expected operating results and downward adjustments were recently made regarding our expectations for Kirker’s performance. Also during that quarter, Kirker experienced market share losses at several key customers, including the loss of its largest customer, which accounted for over 15% of Kirker’s fiscal 2016 sales. In addition, some problematic customer relationship issues surfaced during the second quarter of fiscal 2017, which resulted in a personnel change in a key leadership position at Kirker. After considering the totality of these recent events, we determined that an interim step one goodwill impairment assessment was required, as well as an impairment assessment for our intangible and other long-lived assets. Accordingly, during our fiscal 2017 second quarter we recorded a loss totaling $188.3 million for the impairment of goodwill and intangibles at our Kirker reporting unit. Refer to Note B, “Goodwill and Other Intangible Assets,” for further discussion.

Our annual goodwill impairment analysis for fiscal 2017, which was performed as of March 1, 2017, did not result in any additional indicators of impairment. Should the future earnings and cash flows at our reporting units decline and/or discount rates increase, future impairment charges to goodwill and other intangible assets may be required.

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

During the third quarter of fiscal 2017, we identified certain factors that we considered important in assessing the requirement to perform an interim impairment evaluation for our Restore indefinite tradename asset. First, sales of our Restore product line during the three-month period ended February 28, 2017 were below historical and expected operating results and significant downward adjustments were recently made to sales projections for Restore products. In the quarter ended February 28, 2017, we became aware that it was highly likely that Restore’s largest customer would discontinue sales of the Restore product line in its retail stores, which was evidenced by this customer’s significant reduction in future orders based on its historical order pattern. We determined that this was significant to consider for the purposes of impairment testing, as sales of Restore products to this customer accounted for over 60% of total sales of Restore products for fiscal 2016. After considering the magnitude of the loss in sales volume from this key customer, we determined that it was necessary to perform an interim assessment for our Restore intangible assets. Accordingly, for the third quarter of fiscal 2017, we recorded

RPM International Inc. and Subsidiaries     19

a loss totaling $4.9 million for the impairment of the Restore tradename. Refer to Note B, “Goodwill and Other Intangible Assets,” for further discussion.

Additionally, we test all indefinite-lived intangible assets for impairment at least annually during our fiscal fourth quarter. We follow the guidance provided by ASC 350 that simplifies how an entity tests indefinite-lived intangible assets for impairment. It provides an option to first assess qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount. Our fiscal 2017 annual impairment tests of each of our indefinite-lived intangible assets did not result in any additional impairment loss.

INCOME TAXES

Our provision for income taxes is calculated using the asset and liability method, which requires the recognition of deferred income taxes. Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and certain changes in valuation allowances. We provide valuation allowances against deferred tax assets if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

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

20    RPM International Inc. and Subsidiaries

INVENTORIES

Inventories are stated at the lower of cost or net realizable value, cost being determined on a first-in, first-out (FIFO) basis and net realizable value being determined on the basis of replacement cost. Inventory costs include raw materials, labor and manufacturing overhead. We review the net realizable value of our inventory in detail on an on-going basis, with consideration given to various factors, which include our estimated reserves for excess, obsolete, slow moving or distressed inventories. If actual market conditions differ from our projections, and our estimates prove to be inaccurate, write-downs of inventory values and adjustments to cost of sales may be required. Historically, our inventory reserves have approximated actual experience.

MARKETABLE SECURITIES

Marketable securities, included in other current and long-term assets, are composed of available-for-sale securities and are reported at fair value. Realized gains and losses on sales of investments are recognized in net income on the specific identification basis. Changes in fair values of securities that are considered temporary are recorded as unrealized gains and losses, net of applicable taxes, in accumulated other comprehensive income (loss) within stockholders’ equity. Other-than-temporary declines in market value from original cost are reflected in investment income, net in the period in which the unrealized losses are deemed other than temporary. In order to determine whether an other-than-temporary decline in market value has occurred, the duration of the decline in value and our ability to hold the investment to recovery are considered in conjunction with an evaluation of the strength of the underlying collateral and the extent to which the investment’s amortized cost or cost, as appropriate, exceeds its related market value.

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

Changes in our key plan assumptions would impact net periodic benefit expense and the projected benefit obligation for our defined benefit and various postretirement benefit plans. Based upon May 31, 2017 information, the following tables reflect the impact of a 1% change in the key assumptions applied to our defined benefit pension plans in the U.S. and internationally:

	U.S.		International
(In millions)	1% Increase	1% Decrease	1% Increase	1% Decrease
Discount Rate
Increase (decrease) in expense in FY 2017	$(4.6)	$5.6	$(0.9)	$2.5
Increase (decrease) in obligation as of May 31, 2017	$(49.3)	$58.6	$(28.4)	$36.6
Expected Return on Plan Assets
Increase (decrease) in expense in FY 2017	$(3.2)	$3.2	$(1.6)	$1.6
Increase (decrease) in obligation as of May 31, 2017	N/A	N/A	N/A	N/A
Compensation Increase
Increase (decrease) in expense in FY 2017	$5.6	$(5.0)	$0.7	$(1.1)
Increase (decrease) in obligation as of May 31, 2017	$25.2	$(22.8)	$6.7	$(5.9)
Based upon May 31, 2017 information, the following table reflects the impact of a 1% change in the key assumptions applied to our various postretirement health care plans:
	U.S.		International
(In millions)	1% Increase	1% Decrease	1% Increase	1% Decrease
Discount Rate
Increase (decrease) in expense in FY 2017	$-	$-	$(0.4)	$0.6
Increase (decrease) in obligation as of May 31, 2017	$(0.5)	$0.5	$(4.7)	$6.2
Healthcare Cost Trend Rate
Increase (decrease) in expense in FY 2017	$-	$-	$0.5	$(0.4)
Increase (decrease) in obligation as of May 31, 2017	$0.2	$(0.2)	$6.4	$(5.0)

RPM International Inc. and Subsidiaries     21

BUSINESS SEGMENT INFORMATION

We changed the composition of our operating and reportable segments in order to reflect management’s view of the operating results for each segment during the quarter ended August 31, 2016. Under our new composition, we made the determination to move a group of businesses serving the industrial flooring, concrete repair and specialty waterproofing markets out of our specialty reportable segment into our Performance Coatings Group operating segment, which better aligns with our management structure and reports through our industrial reportable segment. For the fiscal year ended May 31, 2016, this group of businesses represented less than 1% of our consolidated net sales, income before income taxes and identifiable assets. Information for all periods presented has been recast to reflect this change.

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

Our consumer reportable segment manufactures and markets professional use and do-it-yourself (“DIY”) products for a variety of mainly consumer applications, including home improvement and personal leisure activities. Our consumer segment’s major manufacturing and distribution operations are located primarily in North America, along with a few locations in Europe and other parts of the world. Our consumer reportable segment products are primarily sold directly to mass merchandisers, home improvement centers, hardware stores, paint stores, craft shops, cosmetic companies and through distributors. This reportable segment comprises three operating segments — Rust-Oleum Group, DAP Group and SPG-Consumer Group. Products within this reportable segment include specialty, hobby and professional paints; nail enamels; caulks; adhesives; silicone sealants and wood stains.

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

22    RPM International Inc. and Subsidiaries

The following table reflects the results of our reportable segments consistent with our management philosophy, and represents the information we utilize, in conjunction with various strategic, operational and other financial performance criteria, in evaluating the performance of our portfolio of product lines. Information for all periods presented has been recast to reflect the current-year change in the composition of our reportable segments.

SEGMENT INFORMATION

(In thousands)

Year Ended May 31,	2017	2016	2015
Net Sales
Industrial	$2,564,202	$2,491,647	$2,581,424
Specialty	713,589	684,564	409,297
Consumer	1,680,384	1,637,438	1,603,829
Total	$4,958,175	$4,813,649	$4,594,550
Income Before Income Taxes (a)
Industrial Segment
Income Before Income Taxes (a)	$243,335	$257,180	$251,903
Interest (Expense), Net (b)	(7,985)	(6,071)	(8,282)
EBIT (c)	$251,320	$263,251	$260,185
Specialty Segment
Income Before Income Taxes (a)	$107,904	$107,546	$63,434
Interest Income (Expense), Net (b)	526	814	626
EBIT (c)	$107,378	$106,732	$62,808
Consumer Segment
Income Before Income Taxes (a)	$58,726	$268,218	$274,001
Interest Income (Expense), Net (b)	(323)	40	34
EBIT (c)	$59,049	$268,178	$273,967
Corporate/Other
(Expense) Before Income Taxes (a)	$(165,632)	$(149,478)	$(136,085)
Interest (Expense), Net (b)	(75,188)	(76,101)	(61,416)
EBIT (c)	$(90,444)	$(73,377)	$(74,669)
Consolidated
Income Before Income Taxes (a)	$244,333	$483,466	$453,253
Interest (Expense), Net (b)	(82,970)	(81,318)	(69,038)
EBIT (c)	$327,303	$564,784	$522,291

(a)	The presentation includes a reconciliation of Income (Loss) Before Income Taxes, a measure defined by Generally Accepted Accounting Principles (“GAAP”) in the U.S., to EBIT.

(b)	Interest (expense), net includes the combination of interest expense and investment expense (income), net.

(c)	EBIT is a non-GAAP measure, and is defined as earnings (loss) before interest and taxes. We evaluate the profit performance of our segments based on income before income taxes, but also look to EBIT as a performance evaluation measure because interest expense is essentially related to acquisitions, as opposed to segment operations. We believe EBIT is useful to investors for this purpose as well, using EBIT as a metric in their investment decisions. EBIT should not be considered an alternative to, or more meaningful than, income before income taxes as determined in accordance with GAAP, since EBIT omits the impact of interest in determining operating performance, which represent items necessary to our continued operations, given our level of indebtedness. Nonetheless, EBIT is a key measure expected by and useful to our fixed income investors, rating agencies and the banking community, all of whom believe, and we concur, that this measure is critical to the capital markets’ analysis of our segments’ core operating performance. We also evaluate EBIT because it is clear that movements in EBIT impact our ability to attract financing. Our underwriters and bankers consistently require inclusion of this measure in offering memoranda in conjunction with any debt underwriting or bank financing. EBIT may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results.

RESULTS OF OPERATIONS

Fiscal 2017 Compared with Fiscal 2016

Net Sales Consolidated net sales of $4.96 billion for fiscal 2017 grew by approximately 3.0% from net sales of $4.81 billion for fiscal 2016. Organic sales improved 1.6%, while acquisitions added 3.1%. Consolidated net sales for fiscal 2017 were offset by an unfavorable foreign exchange impact of 1.7%, primarily due to the devaluation of the British Pound.

Industrial segment net sales grew by 2.9% to $2.56 billion during fiscal 2017 versus net sales of $2.49 billion during fiscal 2016. Growth in this segment was primarily the result of recent acquisitions, which contributed 2.9% to net sales. Organic growth in sales was 2.0%, which was entirely offset by unfavorable foreign exchange, which impacted net sales by 2.0% during fiscal 2017.

Specialty segment net sales for fiscal 2017 grew by 4.2% to $713.6 million, from $684.6 million during fiscal 2016, primarily due to acquisition growth of 3.1% and organic growth of 2.8%. Foreign currency negatively impacted specialty segment net sales for fiscal 2017 by 1.7%.

Consumer segment net sales for fiscal 2017 grew by 2.6% to $1.68 billion, from $1.64 billion during fiscal 2016, due to acquisition growth of 3.4% and organic growth of 0.6%. Unfavorable foreign currency impacted net sales in the consumer segment by 1.4% during fiscal 2017 versus the same period a year ago.

RPM International Inc. and Subsidiaries   23

Gross Profit Margin Our consolidated gross profit margin improved slightly to 43.7% of net sales for fiscal 2017 from a consolidated gross profit margin of 43.4% for fiscal 2016. Items favorably impacting our fiscal 2017 gross profit margin versus fiscal 2016 included overall lower manufacturing costs for 0.3% and an approximate impact of 0.4% from price increases recently implemented, particularly in certain international markets where margins had been unfavorably impacted by the strengthening U.S. dollar. Items unfavorably impacting our fiscal 2017 gross profit margin versus fiscal 2016 included the impact of recent acquisitions and associated inventory step-up expense for 0.3%, with the remaining 0.1% impact resulting from unfavorable foreign exchange.

Selling, General and Administrative Expenses (“SG&A”) Our consolidated SG&A expense increased by approximately $122.6 million during fiscal 2017 versus fiscal 2016, and increased to 33.1% of net sales from 31.6% of net sales for fiscal 2016. The main source of the increase was the number of recently acquired companies during the last year, which added approximately $36.2 million to SG&A expense during fiscal 2017. During the second quarter of fiscal 2017, we made the decision to exit the Flowcrete polymer flooring business located in the Middle East. In connection with the decision to exit that business, we determined it was appropriate to reassess the collectibility of accounts receivable, and accordingly, we incurred a loss of $11.4 million for increased bad debt reserves. We also incurred higher severance expense versus the prior year for approximately $23.1 million, which includes $3.6 million in relation to the closing of a European manufacturing facility. Additionally, during fiscal 2017, SG&A increased due to higher compensation, commissions, distribution expense and professional services expense. Warranty expense for the year ended May 31, 2017 increased by approximately $4.2 million from the amount recorded during fiscal 2016, and it is typical that warranty expense will fluctuate from period to period. Partially offsetting those increased expenses was the impact of approximately $0.3 million of unfavorable transactional foreign exchange during fiscal 2017 versus approximately $7.5 million of expense during fiscal 2016. Additionally, SG&A expense during fiscal 2016 was reduced by a $14.5 million reversal of a contingent consideration obligation.

Our industrial segment SG&A increased by approximately $43.8 million for fiscal 2017 versus fiscal 2016, and increased as a percentage of net sales, as well. Recent acquisitions increased SG&A expense during fiscal 2017 in this segment by approximately $19.5 million. During the second quarter of fiscal 2017, we made the decision to exit the Flowcrete polymer flooring business located in the Middle East. In connection with the decision to exit that business, we reassessed the collectibility of accounts receivable, and accordingly, we incurred a loss of $11.4 million for increased bad debt reserves. Additionally, during fiscal 2017, there were increases in compensation, professional services expense and warranty expense. We incurred approximately $16.1 million of higher severance expense during fiscal 2017 versus fiscal 2016. Partially offsetting these increased expenses was the impact of approximately $0.9 million of favorable transactional foreign exchange during fiscal 2017 versus the unfavorable impact of $3.0 million during fiscal 2016.

Our specialty segment SG&A was approximately $7.7 million higher during fiscal 2017 versus fiscal 2016, and was slightly lower as a percentage of net sales. Reflected in the increased expense was higher employee compensation and benefits expense versus fiscal 2016, partially offset by a favorable impact from translational foreign exchange. Recent acquisitions increased SG&A expense during fiscal 2017 in this segment by approximately $5.6 million. Additionally, we incurred severance expense for approximately $3.6 million in relation to the closing of a European manufacturing facility.

Our consumer segment SG&A increased by approximately $54.0 million during fiscal 2017 versus fiscal 2016, and was higher as a percentage of net sales, reflecting higher distribution expense. Recent acquisitions increased SG&A expense during fiscal 2017 in this segment by approximately $11.1 million. Additionally, during fiscal 2017, there was higher compensation and employee benefits expense, higher freight expense, as well as increased professional services expense, some of which related to recent acquisitions, versus fiscal 2016. Additionally, severance expense was approximately $5.0 million higher in fiscal 2017 versus fiscal 2016. Lastly, SG&A expense during fiscal 2016 was reduced by a $14.5 million reversal of a contingent consideration obligation.

SG&A expenses in our corporate/other category of $90.4 million during fiscal 2017 increased by $17.0 million from $73.4 million recorded during fiscal 2016, resulting principally from higher pension expense and acquisition costs incurred during fiscal 2017 versus fiscal 2016.

We recorded total net periodic pension and postretirement benefit costs of $59.1 million and $47.6 million for fiscal 2017 and 2016, respectively. The $11.5 million increase in pension expense resulted from higher service and interest cost of $3.7 million during fiscal 2017 versus fiscal 2016. Additionally, there was an unfavorable impact of approximately $5.8 million and $0.8 million resulting from larger actuarial losses and plan settlements, respectively, recognized during fiscal 2017 versus fiscal 2016. Lastly, during fiscal 2017, the expected return on plan assets was approximately $1.2 million lower than during fiscal 2016.

We expect that pension and postretirement expense will fluctuate on a year-to-year basis, depending primarily upon the investment performance of plan assets and potential changes in interest rates, which may have a material impact on our consolidated financial results in the future. A decrease of 1% in the discount rate or the expected return on plan assets assumptions would result in $8.7 million and $4.8 million higher expense, respectively. The assumptions and estimates used to determine the discount rate and expected return on plan assets are more fully described in Note L, “Pension Plans,” and Note M, “Postretirement Benefits,” to our Consolidated Financial Statements. Further discussion and analysis of the sensitivity surrounding our most critical assumptions under our pension and postretirement plans is discussed on page 21 of this report under, “Critical Accounting Policies and Estimates — Pension and Postretirement Plans.”

Goodwill and Other Intangible Asset Impairments As described in Note B, “Goodwill and Other Intangible Assets,” to the consolidated financial statements, we recorded impairment charges related to a reduction of the carrying value of goodwill and other intangible assets totaling $193.2 million during the year ended May 31, 2017. For additional information, refer to Note B to the consolidated financial statements and the Critical Accounting Policies discussed herein.

Interest Expense Interest expense was $97.0 million for fiscal 2017 versus $91.7 million for fiscal 2016. Higher average borrowings, related to recent acquisitions, increased interest expense during fiscal 2017 by approximately $3.2 million versus fiscal 2016. Excluding acquisition-related borrowings, lower average borrowings year-over-year decreased interest expense by approximately $5.0 million. Higher interest rates, which averaged 4.27% overall for fiscal 2017 compared with 4.11% for fiscal 2016, increased interest expense by approximately $7.1 million during fiscal 2017 versus fiscal 2016.

24    RPM International Inc. and Subsidiaries

Investment (Income), Net Net investment income of approximately $14.0 million for fiscal 2017 compares to net investment income of $10.4 million during fiscal 2016. Dividend and interest income totaled $6.2 million and $7.7 million for fiscal 2017 and 2016, respectively. Net realized gains on the sales of investments totaled $8.2 million during fiscal 2017, while those gains were $6.5 million during fiscal 2016. Impairments recognized on securities that management has determined are other-than-temporary declines in value approximated $0.4 million and $3.8 million during fiscal 2017 and 2016, respectively.

Other Expense (Income), Net Other expense of $1.7 million for fiscal 2017 compared with other income of $1.3 million for fiscal 2016. Other expense (income), net includes net royalty expense of approximately $2.7 million for fiscal 2017, while fiscal 2016 net royalty expense was $2.0 million. Also included in this balance is our equity in earnings of unconsolidated affiliates totaling approximately $1.0 million and $2.1 million for fiscal 2017 and 2016, respectively. Additionally, during the fourth quarter of fiscal 2016, we incurred a legal settlement charge of approximately $9.3 million, which was in relation to certain deck coating products. Lastly, during fiscal 2016 we acquired the remaining 51% interest in our Chinese joint venture, Carboline Dalian Paint Production Co., Ltd (“Carboline Dalian”), which increased our ownership to 100%. During the fourth quarter of fiscal 2016, we retained an independent, third-party valuation firm to assist us in determining the fair value of Carboline Dalian, and as proscribed by ASC 805, we recorded a remeasurement gain for approximately $8.0 million during fiscal 2016.

Income Before Income Taxes (“IBT”) Our consolidated pretax income for fiscal 2017 of $244.3 million compares with $483.5 million for fiscal 2016.

Our industrial segment had pretax income of $243.3 million, or 9.5% of net sales, for fiscal 2017, versus pretax income of $257.2 million, or 10.3% of net sales, for fiscal 2016. Our specialty segment had pretax income of $107.9 million, or 15.1% of net sales, for fiscal 2017, versus pretax income of $107.5 million, or 15.7% of net sales, for fiscal 2016. During the first half of fiscal 2018, an edible coatings patent will be expiring in the U.S., and as a result, we currently anticipate the impact of the patent expiration on fiscal 2018 IBT to approximate at least $10.0 million. Our consumer segment pretax income of $58.7 million for fiscal 2017 compares with fiscal 2016 pretax income of $268.2 million, primarily as a result of fiscal 2017 goodwill and other intangible asset impairment charges totaling $193.2 million, as discussed previously.

Income Tax Rate The effective income tax rate was 24.4% for fiscal 2017 compared to an effective income tax rate of 26.1% for fiscal 2016. The decrease in the effective income tax rate is primarily due to a discrete benefit resulting from the adoption of ASU 2016-09, “Improvements to Employee Share-Based Payment Accounting” in the first quarter of fiscal 2017. Refer to Note A(20) - “Other Recent Accounting Pronouncements” for additional discussion regarding adoption of the standard. This benefit was partially offset by a decrease in the domestic manufacturing deduction and the unfavorable impact due to increases in valuation allowances, as compared to fiscal 2016.

Net Income Net income of $184.7 million for the year ended May 31, 2017 compares to net income of $357.5 million for the year ended May 31, 2016. During fiscal 2017 and 2016, we had net income attributable to noncontrolling interests of $2.9 million and $2.7 million, respectively. Net income attributable to RPM International Inc. stockholders for fiscal 2017 was $181.8 million, or 3.7% of consolidated net sales, which compared to net income of $354.7 million, or 7.4% of consolidated net sales for fiscal 2016.

Diluted earnings per share of common stock for the year ended May 31, 2017 of $1.36 compares with diluted earnings per share of common stock of $2.63 for year ended May 31, 2016.

Fiscal 2016 Compared with Fiscal 2015

Net Sales Consolidated net sales of $4.81 billion for fiscal 2016 grew by approximately 4.8% from net sales of $4.59 billion for fiscal 2015. Organic sales improved 2.8%, while acquisitions added 6.7%. Our SPHC businesses, all of which are included in our specialty segment, were reconsolidated as of January 1, 2015. Therefore, year-to-date results through December 2015 for the SPHC group are reflected in fiscal 2016 acquisition growth. Consolidated net sales for fiscal 2016 were offset by an unfavorable foreign exchange impact of 4.7%.

Industrial segment net sales declined by 3.5%, to $2.49 billion for fiscal 2016 versus net sales of $2.58 billion during fiscal 2015. The decline was due to unfavorable foreign exchange, which impacted net sales by 6.6% during fiscal 2016. Many of our international businesses continued to feel the impact of the strengthening of the U.S. dollar against most foreign currencies throughout fiscal 2016. Additionally, there was a continued slowdown during fiscal 2016 in net sales for our industrial segment businesses serving the energy sector. The impact of these unfavorable items was partially offset by organic growth in net sales of 2.5%, which included growth throughout fiscal 2016 in our North American-based industrial companies serving the commercial construction market. Lastly, recent acquisitions contributed 0.6% to net sales during fiscal 2016.

Specialty segment net sales for fiscal 2016 grew by 67.3% to $684.6 million, primarily due to acquisition growth of 67.6%, which includes the reconsolidated SPHC businesses and a few other small product line acquisitions during the year. Organic growth in net sales provided 2.1% to the specialty segment during fiscal 2016, while foreign currency negatively impacted net sales for fiscal 2016 by 2.4%.

Consumer segment net sales for fiscal 2016 grew by 2.1% to $1.64 billion from $1.60 billion during fiscal 2015, primarily reflecting organic growth in sales of 3.3%, which relate to new product introductions and strategic product placements early in the year. The consumer segment benefited from continued strength in the U.S. housing market and sales growth at many of our major retail customers. Despite an overall decline in demand in the nail enamel market year-over-year, we saw growth during the last quarter of fiscal 2016. Acquisitions provided 0.9% growth in net sales for fiscal 2016 in the consumer segment. Foreign currency negatively impacted consumer segment net sales for fiscal 2016 by 2.1%.

Gross Profit Margin Our consolidated gross profit margin improved to 43.4% of net sales for fiscal 2016 from a consolidated gross profit margin of 42.3% for fiscal 2015. The fiscal 2016 improvement reflects a favorable impact from selling price increases of approximately 0.4% and lower manufacturing costs of approximately 1.1% during fiscal 2016 versus fiscal 2015. Unfavorable foreign exchange impacted fiscal 2016 gross profit margin by approximately 0.4%. Foreign exchange had a significant impact upon the costs of sales, since several of our foreign operations pay their suppliers in U.S. dollars. Additionally, although certain petroleum-based raw materials have eased lately, the costs of the raw materials we use are under generally upward pressure, and over the longer term we expect raw materials costs to increase, due to escalating energy and related feedstock costs, increased levels of global demand, and improved levels of supplier pricing discipline.

RPM International Inc. and Subsidiaries     25

SG&A Our consolidated SG&A expense increased by approximately $98.0 million during fiscal 2016 versus fiscal 2015, and increased to 31.6% of net sales from 31.0% of net sales for fiscal 2015. SG&A for fiscal 2016 reflects overall added expenses recorded by our recently acquired businesses, mainly our recent reconsolidation of SPHC and its subsidiaries, all of which are included in our specialty segment. SG&A expense for fiscal 2016 and 2015 was favorably impacted by the reversal of certain contingent consideration obligations relating to recent acquisitions, and totaled $14.5 million and $29.7 million, respectively. During fiscal 2016, there was also higher employee compensation expense, including commissions on higher sales, as well as increases in advertising, promotional and professional services expense. Warranty expense for fiscal 2016 decreased by $3.8 million from the amount recorded during fiscal 2015, and it is typical that warranty expense will fluctuate from period to period.

Our industrial segment SG&A expense was approximately $19.9 million lower during fiscal 2016 versus fiscal 2015, but slightly higher as a percentage of net sales. This reflects the strengthening of the U.S. dollar versus nearly all foreign currencies, which unfavorably impacted fiscal 2016 industrial segment sales by 6.6%.

Our specialty segment SG&A expense was approximately $92.8 million higher during fiscal 2016 versus fiscal 2015, and higher as a percentage of net sales, primarily reflecting the recent reconsolidation of SPHC and its subsidiaries, as well as a few small product line acquisitions.

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

Interest Expense Interest expense was $91.7 million for fiscal 2016 versus $87.6 million for fiscal 2015. Included in interest expense in fiscal 2015 was a $4.0 million make-whole payment related to the early redemption of our 6.7% Senior Notes. Higher average borrowings increased interest expense during fiscal 2016 by approximately $4.6 million versus fiscal 2015. Our average borrowings were higher due to recent acquisitions, primarily from our $450.0 million payment to the 524(g) trust for the reconsolidation of SPHC, which was paid in December 2014. The payment was funded from our New Revolving Credit Facility and AR Program, part of which was ultimately replaced with a 30-year bond issued in May 2015. Despite the decrease in interest rates, which averaged 4.11% overall for fiscal 2016 compared with 4.26% for fiscal 2015, interest expense increased by approximately $3.5 million due to the overall higher average borrowings outstanding during fiscal 2016 versus fiscal 2015.

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

IBT Our consolidated pretax income for fiscal 2016 of $483.5 million compares with $453.3 million for fiscal 2015.

Our industrial segment had IBT of $257.2 million, or 10.3% of industrial net sales, for fiscal 2016, versus IBT of $251.9 million, or 9.8% of industrial net sales, for fiscal 2015. Our industrial segment experienced the continuing impact of unfavorable foreign exchange. Our specialty segment had IBT of $107.5 million, or 15.7% of net sales, during fiscal 2016, versus IBT of $63.4 million, or 15.5% of net sales, for fiscal 2015. Our consumer segment IBT increased to $268.2 million, or 16.4% of net sales for fiscal 2016, compared with $274.0 million, or 17.1% of net sales, for fiscal 2015.

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

26    RPM International Inc. and Subsidiaries

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

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

Fiscal 2017 Compared with Fiscal 2016

Approximately $386.1 million of cash was provided by operating activities during fiscal 2017, compared with $474.7 million during fiscal 2016.

The net change in cash from operations includes the change in net income, which decreased by $172.8 million during fiscal 2017 versus fiscal 2016. Current-year net income included the goodwill and other intangible asset impairment charges of $193.2 million ($132.2 million after tax), as well as $12.3 million in charges related to the decision to exit the Flowcrete polymer flooring business in the Middle East and $4.2 million in charges related to the closure of a European manufacturing facility. Changes in working capital accounts and all other accruals used approximately $147.1 million more cash flow during fiscal 2017 versus fiscal 2016.

The change in accounts receivable during fiscal 2017 used approximately $18.9 million less cash than during fiscal 2016. Days sales outstanding (“DSO”) at May 31, 2017 decreased to 56.6 days from 57.7 days sales outstanding at May 31, 2016.

During fiscal 2017, we spent approximately $53.0 million more cash for inventory purchases compared to our spending during fiscal 2016. This resulted from the combination of timing of purchases by retail customers, the building of additional inventory to service customers’ needs and also geographic expansion. Days of inventory outstanding at May 31, 2017 increased to 85.5 days from 79.2 days of inventory outstanding at May 31, 2016.

The change in accounts payable during fiscal 2017 provided approximately $22.2 million more cash than fiscal 2016, resulting principally from the timing of certain payments. Accrued compensation and benefits used approximately $22.3 million more cash during fiscal 2017 versus fiscal 2016, due to higher bonus payouts made during fiscal 2017 versus fiscal 2016. Other accruals and prepaids, including those for other short-term and long-term items and changes in accrued loss reserves, used $101.8 million more cash during fiscal 2017 versus fiscal 2016, primarily from the timing of pension plan contributions and upfront funds used for long-term customer contracts.

Fiscal 2016 Compared with Fiscal 2015

Approximately $474.7 million of cash was provided by operating activities during fiscal 2016, compared with $330.4 million of cash provided by operating activities during fiscal 2015. Net income increased by $129.1 million during fiscal 2016 versus fiscal 2015, primarily reflecting the $106.2 million tax charge taken during fiscal 2015 for the estimated future tax cost of repatriating undistributed foreign earnings. Other items impacting the net change in cash from operations were items adjusting net income for non-cash expenses and income, which increased by $53.7 million during fiscal 2016 versus fiscal 2015. Changes in working capital accounts and all other accruals provided approximately $68.9 million more cash flow during fiscal 2016 than fiscal 2015.

The change in accounts receivable during fiscal 2016 used approximately $65.6 million less cash than fiscal 2015, which resulted primarily from the timing of sales and collections on accounts receivable during fiscal 2015. During fiscal 2016, we also experienced an increase in foreign sales and receivables from our expansion into places such as the Middle East and Far East, which typically have longer collection periods, versus fiscal 2015. Days sales outstanding at May 31, 2016 decreased to 57.7 days from 60.0 days sales outstanding at May 31, 2015. Inventory balances used $13.6 million less cash during fiscal 2016 versus fiscal 2015, which resulted from the timing of purchases by retail customers. Days of inventory outstanding at May 31, 2016 increased to 79.2 days from 78.4 days of inventory outstanding at May 31, 2015. The change in accounts payable during fiscal 2016 versus fiscal 2015 used approximately $10.2 million less cash, resulting from a change in the timing of certain payments. Accrued compensation and benefits provided approximately $19.0 million more cash during fiscal 2016 versus fiscal 2015, due to higher bonus accruals made during fiscal 2016 versus fiscal 2015. Other accruals and prepaids, including those for other short-term and long-term items and changes, used $64.8 million more cash during fiscal 2016 versus fiscal 2015, primarily from the timing of pension plan contributions and upfront funds used for long-term customer contracts.

Cash provided from operations, along with the use of available credit lines, as required, remain our primary sources of liquidity.

Investing Activities

Capital expenditures, other than for ordinary repairs and replacements, are made to accommodate our continued growth to achieve production and distribution efficiencies, expand capacity, introduce new technology, improve environmental health and safety capabilities, improve information systems, and enhance our administration capabilities. During fiscal 2017, we paid $254.2 million for acquisitions, net of cash acquired, versus $52.0 million during fiscal 2016. Capital expenditures of $126.1 million during fiscal 2017 compared with depreciation of $71.9 million. During fiscal 2016, capital expenditures of $117.2 million compared with depreciation of $66.7 million. During fiscal 2015, capital expenditures of $85.4 million compared with depreciation of $62.2 million. We increased our current production capacity in our consumer segment during fiscal 2017, specifically with regard to our DAP operating segment, to meet our needs based on anticipated growth rates. Besides those capacity additions, we have increased our capital spending in fiscal 2017 in an effort to more aggressively invest in our internal growth initiatives, especially in overseas markets. We anticipate that additional shifts at our production facilities, coupled with the capacity added through acquisition activity and our planned increase in future capital spending levels, will enable us to meet increased demand into fiscal 2018 and beyond.

RPM International Inc. and Subsidiaries     27

Our captive insurance companies invest their excess cash in marketable securities in the ordinary course of conducting their operations, and this activity will continue. Differences in the amounts related to these activities on a year-over-year basis are primarily attributable to differences in the timing and performance of their investments balanced against amounts required to satisfy claims. At May 31, 2017, the fair value of our investments in marketable securities totaled $164.5 million, of which investments with a fair value of $60.0 million were in an unrealized loss position. At May 31, 2016, the fair value of our investments in marketable securities totaled $147.0 million, of which investments with a fair value of $89.4 million were in an unrealized loss position. The fair value of our portfolio of marketable securities is based on quoted market prices for identical, or similar, instruments in active or non-active markets or model-derived-valuations with observable inputs. We have no marketable securities whose fair value is subject to unobservable inputs. Total pretax unrealized losses recorded in accumulated other comprehensive income at May 31, 2017 and May 31, 2016 were $3.5 million and $10.2 million, respectively.

We regularly review our marketable securities in unrealized loss positions in order to determine whether or not we have the ability and intent to hold these investments. That determination is based upon the severity and duration of the decline, in addition to our evaluation of the cash flow requirements of our businesses. Unrealized losses at May 31, 2017 were generally related to the normal volatility in valuations over the past several months for a portion of our portfolio of investments in marketable securities. The unrealized losses generally relate to investments whose fair values at May 31, 2017 were less than 15% below their original cost or that have been in a loss position for less than six consecutive months. From time to time, we may experience significant volatility in general economic and market conditions. If we were to experience unrealized losses that were to continue for longer periods of time, or arise to more significant levels of unrealized losses within our portfolio of investments in marketable securities in the future, we may recognize additional other-than-temporary impairment losses. Such potential losses could have a material impact on our results of operations in any given reporting period. As such, we continue to closely evaluate the status of our investments and our ability and intent to hold these investments.

As of May 31, 2017, approximately $278.8 million of our consolidated cash and cash equivalents were held at various foreign subsidiaries, compared with approximately $243.8 million as of May 31, 2016. Undistributed earnings held at our foreign subsidiaries that are considered permanently reinvested will be used, for instance, to expand operations organically or for acquisitions in foreign jurisdictions. Further, our operations in the U.S. generate sufficient cash flow to satisfy U.S. operating requirements. Refer to Note F, “Income Taxes,” to the Consolidated Financial Statements for additional information regarding unremitted foreign earnings.

Financing Activities

Our available liquidity, including our cash and cash equivalents and amounts available under our committed credit facilities, stood at $1.15 billion at May 31, 2017, compared with $1.06 billion at May 31, 2016. Our debt-to-capital ratio was 59.3% at May 31, 2017, compared with 54.4% at May 31, 2016.

5.250% Notes due 2045 and 3.750% Notes due 2027

On March 2, 2017, we issued $50.0 million aggregate principal amount of 5.250% Notes due 2045 (the “2045 Notes”) and $400.0 million aggregate principal amount of 3.750% Notes due 2027 (the “2027 Notes”). The 2045 Notes are a further issuance of the $250 million aggregate principal amount of 5.250% Notes due 2045 initially issued by us on May 29, 2015. Interest on the 2045 Notes accrues from December 1, 2016 and is payable semiannually in arrears on June 1st and December 1st of each year, beginning June 1, 2017, at a rate of 5.250% per year.

The 2045 Notes mature on June 1, 2045. Interest on the 2027 Notes accrues from March 2, 2017 and is payable semiannually in arrears on March 15th and September 15th of each year, beginning September 15, 2017, at a rate of 3.750% per year. The 2027 Notes mature on March 15, 2027. The indenture governing this indebtedness includes cross-acceleration provisions. Under certain circumstances, where an event of default under our other instruments results in acceleration of the indebtedness under such instruments, holders of the indebtedness under the indenture are entitled to declare amounts outstanding immediately due and payable.

Revolving Credit Agreement

During fiscal 2015, we entered into an $800.0 million unsecured syndicated revolving credit facility (the “New Revolving Credit Facility”), which expires on December 5, 2019. The New Revolving Credit Facility replaced our prior $600.0 million revolving credit facility.

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

The New Revolving Credit Facility requires us to comply with various customary affirmative and negative covenants, including a leverage covenant and interest coverage ratio, which are calculated in accordance with the terms as defined by the credit agreement. Under the terms of the leverage covenant, we may not permit our consolidated indebtedness as of any fiscal quarter end to exceed 65% of the sum of such indebtedness and our consolidated shareholders’ equity on such date. The minimum required consolidated interest coverage ratio for EBITDA to interest expense is 3.50 to 1. The interest coverage ratio is calculated at the end of each fiscal quarter for the four fiscal quarters then ended using an EBITDA as defined in the credit agreement.

As of May 31, 2017, we were in compliance with all financial covenants contained in our New Revolving Credit Facility, including the leverage and interest coverage ratio covenants. At that date, our leverage ratio was 58.1%, while our interest coverage ratio was 9.2 to 1. Our available liquidity under our New Revolving Credit Facility stood at $599.1 million at May 31, 2017.

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

As previously reported, during fiscal 2015, a plan of reorganization was confirmed (the “Bankruptcy Plan”) and, effective as of December 23, 2014, Bondex, SPHC, Republic and NMBFiL emerged from bankruptcy. Accordingly, trusts were established under Section 524(g) of the United States Bankruptcy Code (together, the “Trust”) and were funded with first installments. Borrowings under our New Revolving Credit Facility were used to fund the initial trust payment of $450 million, which is classified as long-term debt in our

28    RPM International Inc. and Subsidiaries

Consolidated Balance Sheets. The Trust was funded with $450 million in cash and a promissory note, bearing no interest and maturing on or before December 23, 2018 (the “Bankruptcy Note”). There is one remaining trust payment due. The net present value of the Bankruptcy Note, or $120.4 million, is classified as other long-term liabilities in our consolidated financial statements at May 31, 2017. A portion of the payments due under the Bankruptcy Note is secured by a right to the equity of SPHC, Republic and Bondex. The Bankruptcy Plan, and Bankruptcy Note, provide for the following additional contributions to the Trust:

•	On or before December 23, 2016, an additional $102.5 million in cash, RPM stock or a combination thereof (at our discretion in this and all subsequent cases) was required to be deposited into the Trust (and on December 23, 2016, $102.5 million in cash was deposited into the Trust);

•	On or before December 23, 2017, an additional $120 million in cash, RPM stock or a combination thereof will be deposited into the Trust (and on May 25, 2017, this payment obligation was fully settled with a $119.1 million cash deposit into the Trust, reflecting a 1.25% discount rate for early payment); and

•	On or before December 23, 2018, a final payment of $125 million in cash, RPM stock or a combination thereof will be deposited into the Trust.

Total current and future contributions to the Trust are deductible for U.S. income tax purposes.

Accounts Receivable Securitization Program

On May 9, 2017, we entered into a new, three-year, $200.0 million accounts receivable securitization facility (the “AR Program”). The maximum availability under the AR Program is $200.0 million. Availability is further subject to changes in the credit ratings of our customers, customer concentration levels or certain characteristics of the accounts receivable being transferred and, therefore, at certain times, we may not be able to fully access the $200.0 million of funding available under the AR Program.

As of May 31, 2017, there was no outstanding balance under the AR Program, which compares with the maximum availability on that date of $200.0 million. The interest rate under the Purchase Agreement is based on the Alternate Base Rate, LIBOR Market Index Rate, one-month LIBOR or LIBOR for a specified tranche period, as selected by us, plus in each case, a margin of 0.70%. In addition, we are obligated to pay a monthly unused commitment fee based on the daily amount of unused commitments under the Agreement, which fee ranges from 0.30% to 0.50% based on usage. The AR Program contains various customary affirmative and negative covenants and also contains customary default and termination provisions.

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

2.25% Convertible Senior Notes due 2020

On December 9, 2013, we issued $205 million of 2.25% convertible senior notes due 2020 (the “Convertible Notes”). We pay interest on the Convertible Notes semi-annually on June 15th and December 15th of each year.

The Convertible Notes will be convertible under certain circumstances and during certain periods at an initial conversion rate of 18.8905 shares of RPM common stock per $1,000 principal amount of notes (representing an initial conversion price of approximately $52.94 per share of common stock), subject to adjustment in certain circumstances. In April 2017, we declared a dividend in excess of $0.24 per share, and consequently, the adjusted conversion rate at May 31, 2017 was 19.049431. The initial conversion price represents a conversion premium of approximately 37% over the last reported sale price of RPM common stock of $38.64 on December 3, 2013. Prior to June 15, 2020, the Convertible Notes may be converted only upon specified events, and, thereafter, at any time. Upon conversion, the Convertible Notes may be settled, at RPM’s election, in cash, shares of RPM’s common stock, or a combination of cash and shares of RPM’s common stock.

We account for the liability and equity components of the Convertible Notes separately, and in a manner that will reflect our nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. The effective interest rate on the liability component is 3.92%. Contractual interest was $4.6 million for both fiscal 2017 and 2016, and amortization of the debt discount was $2.9 million and $2.8 million for fiscal 2017 and 2016, respectively. At May 31, 2017, the remaining period over which the debt discount will be amortized was 3.5 years, the unamortized debt discount was $11.2 million, and the carrying amount of the equity component was $20.7 million.

The following table summarizes our financial obligations and their expected maturities at May 31, 2017 and the effect such obligations are expected to have on our liquidity and cash flow in the periods indicated.

Contractual Obligations

	Total Contractual	Payments Due In
(In thousands)	Payment Stream	2018	2019-20	2021-22	After 2022
Long-term debt obligations	$2,090,082	$253,645	$650,731	$193,266	$992,440
Capital lease obligations	1,109	220	395	180	314
Operating lease obligations	225,082	55,616	72,804	37,364	59,298
Other long-term liabilities (1):
Interest payments on long-term debt obligations	750,383	89,525	131,620	86,813	442,425
Promissory note payments on 524(g) Trust	125,000		125,000
Contributions to pension and postretirement plans (2)	369,800	8,900	65,800	134,100	161,000
Total	$3,561,456	$407,906	$1,046,350	$451,723	$1,655,477

(1)	Excluded from other long-term liabilities are our gross long-term liabilities for unrecognized tax benefits, which totaled $17.3 million at May 31, 2017. Currently, we cannot predict with reasonable reliability the timing of cash settlements to the respective taxing authorities related to these liabilities.

(2)	These amounts represent our estimated cash contributions to be made in the periods indicated for our pension and postretirement plans, assuming no actuarial gains or losses, assumption changes or plan changes occur in any period. The projection results assume the required minimum contribution will be contributed.

RPM International Inc. and Subsidiaries     29

The U.S. dollar fluctuated throughout the year, and was stronger against other major currencies where we conduct operations at the fiscal year end versus the previous year end, causing an unfavorable change in the accumulated other comprehensive income (loss) (refer to Note I to the Consolidated Financial Statements) component of stockholders’ equity of $(17.2) million this year versus an unfavorable change of $(59.6) million last year. The change in fiscal 2017 was in addition to favorable net changes of $41.5 million and $3.7 million related to adjustments required for minimum pension and other postretirement liabilities and unrealized gains on securities, respectively.

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

Interest Rate Risk

Our primary interest rate risk exposure results from our floating rate debt, including various revolving and other lines of credit (refer to Note E, “Borrowings,” to the Consolidated Financial Statements). At May 31, 2017, approximately 9.62% of our debt was subject to floating interest rates.

If interest rates were to increase 100 bps from May 31, 2017 and, assuming no changes in debt from the May 31, 2017 levels, the additional annual interest expense would amount to approximately $2.0 million on a pretax basis. A similar increase in interest rates in fiscal 2016 would have resulted in approximately $2.0 million in additional interest expense.

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

Foreign Currency Risk

Our foreign sales and results of operations are subject to the impact of foreign currency fluctuations (refer to Note A, “Summary of Significant Accounting Policies,” to the Consolidated Financial Statements). Because our Consolidated Financial Statements are presented in U.S. dollars, increases or decreases in the value of the U.S. dollar relative to other currencies in which we transact business could materially adversely affect our net revenues, net income and the carrying values of our assets located outside the U.S. Global economic uncertainty continues to exist. Strengthening of the U.S. dollar relative to other currencies may adversely affect our operating results. However, our foreign debt is denominated in the respective foreign currency, thereby eliminating any related translation impact on earnings.

If the U.S. dollar were to strengthen, our foreign results of operations would be unfavorably impacted, but the effect is not expected to be material. A 10% change in foreign currency exchange rates would not have resulted in a material impact to net income for the years ended May 31, 2017 and 2016. We do not currently use financial derivative instruments for trading purposes, nor do we engage in foreign currency, commodity or interest rate speculation.

FORWARD-LOOKING STATEMENTS

The foregoing discussion includes forward-looking statements relating to our business. These forward-looking statements, or other statements made by us, are made based on our expectations and beliefs concerning future events impacting us and are subject to uncertainties and factors (including those specified below), which are difficult to predict and, in many instances, are beyond our control. As a result, our actual results could differ materially from those expressed in or implied by any such forward-looking statements. These uncertainties and factors include (a) global markets and general economic conditions, including uncertainties surrounding the volatility in financial markets, the availability of capital and the effect of changes in interest rates, and the viability of banks and other financial institutions; (b) the prices, supply and capacity of raw materials, including assorted pigments, resins, solvents, and other natural gas- and oil-based materials; packaging, including plastic containers; and transportation services, including fuel surcharges; (c) continued growth in demand for our products; (d) legal, environmental and litigation risks inherent in our construction and chemicals businesses and risks related to the adequacy of our insurance coverage for such matters; (e) the effect of changes in interest rates; (f) the effect of fluctuations in currency exchange rates upon our foreign operations; (g) the effect of non-currency risks of investing in and conducting operations in foreign countries, including those relating to domestic and international political, social, economic and regulatory factors; (h) risks and uncertainties associated with our ongoing acquisition and divestiture activities; (i) risks related to the adequacy of our contingent liability reserves; and (j) other risks detailed in our filings with the Securities and Exchange Commission, including the risk factors set forth in our Annual Report on Form 10-K for the year ended May 31, 2017, as the same may be updated from time to time. We do not undertake any obligation to publicly update or revise any forward-looking statements to reflect future events, information or circumstances that arise after the filing date of this document.

30    RPM International Inc. and Subsidiaries

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

May 31,	2017	2016
Assets
Current Assets
Cash and cash equivalents	$350,497	$265,152
Trade accounts receivable (less allowances of $44,138 and $24,600, respectively)	995,330	963,092
Inventories	788,197	685,818
Prepaid expenses and other current assets	263,412	221,286
Total current assets	2,397,436	2,135,348
Property, Plant and Equipment, at Cost	1,484,579	1,344,830
Allowance for depreciation	(741,893)	(715,377)
Property, plant and equipment, net	742,686	629,453
Other Assets
Goodwill	1,143,913	1,219,630
Other intangible assets, net of amortization	573,092	575,401
Deferred income taxes	19,793	19,771
Other	213,529	185,366
Total other assets	1,950,327	2,000,168
Total Assets	$5,090,449	$4,764,969
Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable	$534,718	$500,506
Current portion of long-term debt	253,645	4,713
Accrued compensation and benefits	181,084	183,768
Accrued losses	31,735	35,290
Other accrued liabilities	234,212	277,914
Total current liabilities	1,235,394	1,002,191
Long-Term Liabilities
Long-term debt, less current maturities	1,836,437	1,635,260
Other long-term liabilities	482,491	702,979
Deferred income taxes	97,427	49,791
Total long-term liabilities	2,416,355	2,388,030
Commitments and contingencies (Note N)
Stockholders’ Equity
Preferred stock, par value $0.01; authorized 50,000 shares; none issued
Common stock, par value $0.01; authorized 300,000 shares; issued 141,242 and outstanding 133,563 as of May 2017; issued 140,195 and outstanding 132,944 as of May 2016	1,336	1,329
Paid-in capital	954,491	921,956
Treasury stock, at cost	(218,222)	(196,274)
Accumulated other comprehensive (loss)	(473,986)	(502,047)
Retained earnings	1,172,442	1,147,371
Total RPM International Inc. stockholders’ equity	1,436,061	1,372,335
Noncontrolling Interest	2,639	2,413
Total equity	1,438,700	1,374,748
Total Liabilities and Stockholders’ Equity	$5,090,449	$4,764,969

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

RPM International Inc. and Subsidiaries     31

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

Year Ended May 31,	2017	2016	2015
Net Sales	$4,958,175	$4,813,649	$4,594,550
Cost of Sales	2,792,487	2,726,601	2,653,181
Gross Profit	2,165,688	2,087,048	1,941,369
Selling, General and Administrative Expenses	1,643,520	1,520,977	1,422,944
Goodwill and Other Intangible Asset Impairments	193,198
Interest Expense	96,954	91,683	87,615
Investment (Income), Net	(13,984)	(10,365)	(18,577)
Other Expense (Income), Net	1,667	1,287	(3,866)
Income Before Income Taxes	244,333	483,466	453,253
Provision for Income Taxes	59,662	126,008	224,925
Net Income	184,671	357,458	228,328
Less: Net Income (Loss) Attributable to Noncontrolling Interests	2,848	2,733	(11,156)
Net Income Attributable to RPM International Inc. Stockholders	$181,823	$354,725	$239,484
Average Number of Shares of Common Stock Outstanding:
Basic	130,662	129,383	129,933
Diluted	135,165	136,716	134,893
Earnings per Share of Common Stock Attributable to RPM International Inc. Stockholders:
Basic	$1.37	$2.70	$1.81
Diluted	$1.36	$2.63	$1.78
Cash Dividends Declared per Share of Common Stock	$1.175	$1.085	$1.020

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

Year Ended May 31,	2017	2016	2015
Net Income	$184,671	$357,458	$228,328
Other Comprehensive Income, Before Tax:
Foreign Currency Translation Adjustments	(20,402)	(65,607)	(222,255)
Pension and Other Postretirement Benefit Liabilities
Net (Loss) Gain Arising During the Period	38,679	(83,770)	(34,949)
Prior Service Cost Arising During the Period	196	349	-
Less: Amortization of Prior Service Cost Included in Net Periodic Pension Cost	(41)	(6)	86
Less: Amortization of Net Loss and Settlement Recognition	25,444	18,898	16,149
Effect of Exchange Rates on Amounts Included for Pensions	1,986	2,009	8,842
Pension and Other Postretirement Benefit Liability Adjustments	66,264	(62,520)	(9,872)
Unrealized Gains on Available-For-Sale Securities
Unrealized Holding (Losses) Gains During the Period	8,250	(9,049)	(2,025)
Less: Reclassification Adjustments for (Gains) Included in Net Income	(2,248)	(2,793)	(6,068)
Unrealized Gain (Loss) on Securities	6,002	(11,842)	(8,093)
Unrealized (Loss) on Derivatives	16	-	(946)
Other Comprehensive (Loss) Income, Before Tax	51,880	(139,969)	(241,166)
Income Tax Expense (Benefit) Related to Components of Other Comprehensive Income	(23,863)	32,030	8,927
Other Comprehensive (Loss) Income, After Tax	28,017	(107,939)	(232,239)
Comprehensive (Loss) Income	212,688	249,519	(3,911)
Less: Comprehensive (Loss) Income Attributable to Noncontrolling Interests	2,804	2,706	(15,742)
Comprehensive Income Attributable to RPM International Inc. Stockholders	$209,884	$246,813	$11,831

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

32    RPM International Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

Year Ended May 31,	2017	2016	2015
Cash Flows From Operating Activities:
Net income	$184,671	$357,458	$228,328
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	71,870	66,732	62,188
Amortization	44,903	44,307	36,988
Goodwill and other intangible asset impairments	193,198
Adjustments to contingent consideration obligations	3,000	(14,500)	(29,665)
Other asset impairment charge		4,471	818
Other-than-temporary impairments on marketable securities	420	3,811	22
Deferred income taxes	24,049	9,399	97,502
Stock-based compensation expense	32,541	31,287	31,741
Other non-cash interest expense	9,986	9,750	5,624
Gain on remeasurement of joint venture ownership		(7,972)
Realized (gains) on sales of marketable securities	(8,174)	(6,457)	(8,692)
Other	280	(15)	(1,954)
Changes in assets and liabilities, net of effect from purchases and sales of businesses:
(Increase) in receivables	(5,690)	(24,582)	(90,230)
(Increase) in inventory	(70,726)	(17,733)	(31,348)
(Increase) in prepaid expenses and other current and long-term assets	(38,130)	(25,617)	(4,590)
Increase (decrease) in accounts payable	16,247	(5,958)	(16,249)
(Decrease) increase in accrued compensation and benefits	(4,577)	17,681	(1,297)
(Decrease) increase in accrued loss reserves	(3,422)	13,514	(7,218)
(Decrease) increase in other accrued liabilities	(64,322)	8,011	51,761
Other	3	11,119	6,719
Cash Provided By Operating Activities	386,127	474,706	330,448
Cash Flows From Investing Activities:
Capital expenditures	(126,109)	(117,183)	(85,363)
Acquisition of businesses, net of cash acquired	(254,200)	(51,992)	(467,573)
Purchase of marketable securities	(38,062)	(32,280)	(61,511)
Proceeds from sales of marketable securities	76,588	32,631	48,971
Proceeds from sales of assets and businesses		866	4,079
Other	2,118	2,092	1,944
Cash (Used For) Investing Activities	(339,665)	(165,866)	(559,453)
Cash Flows From Financing Activities:
Additions to long-term and short-term debt	597,633	142,130	460,560
Reductions of long-term and short-term debt	(154,348)	(147,155)	(162,318)
Cash dividends	(156,752)	(144,350)	(136,179)
Shares of common stock repurchased and returned for taxes	(21,948)	(71,346)	(39,528)
Payments of acquisition-related contingent consideration	(4,284)	(2,088)	(22,179)
Exercise of stock options and awards, including tax benefit		18,540	8,560
Payments for 524(g) trust	(221,638)
Other	(2,692)	(1,836)	1,277
Cash Provided By (Used For) Financing Activities	35,971	(206,105)	110,193
Effect of Exchange Rate Changes on Cash and Cash Equivalents	2,912	(12,294)	(39,345)
Net Change in Cash and Cash Equivalents	85,345	90,441	(158,157)
Cash and Cash Equivalents at Beginning of Period	265,152	174,711	332,868
Cash and Cash Equivalents at End of Period	$350,497	$265,152	$174,711
Supplemental Disclosures of Cash Flows Information:
Cash paid during the year for:
Interest	$78,685	$73,087	$79,371
Income taxes	$71,236	$63,208	$27,486

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

RPM International Inc. and Subsidiaries     33

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands)

	Common Stock
	Number of Shares	Par/Stated Value	Paid-In Capital
Balance at June 1, 2014	133,273	$1,333	$790,102
Net income	-	-	-
Other comprehensive income	-	-	-
Dividends paid	-	-	-
Other noncontrolling interest activity	-	-	-
Increase in equity ownership of SPHC	-	-	41,724
Shares repurchased	(595)	(6)	6
Stock option exercises	59	1	8,560
Stock compensation expense, shares granted less shares returned for taxes	466	4	31,735
Balance at May 31, 2015	133,203	1,332	872,127
Net income	-	-	-
Other comprehensive income	-	-	-
Dividends paid	-	-	-
Other noncontrolling interest activity	-	-	-
Shares repurchased	(800)	(8)	8
Stock option exercises	-	-	18,540
Stock compensation expense, shares granted less shares returned for taxes	541	5	31,281
Balance at May 31, 2016	132,944	1,329	921,956
Net income	-	-	-
Other comprehensive income	-	-	-
Dividends paid	-	-	-
Other noncontrolling interest activity	-	-	-
Stock compensation expense, shares granted less shares returned for taxes	619	7	32,535
Balance at May 31, 2017	133,563	$1,336	$954,491

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

34    RPM International Inc. and Subsidiaries

Treasury Stock	Accumulated Other Comprehensive Income/(Loss)	Retained Earnings	Total RPM International Inc. Equity	Non-Controlling Interests	Total Equity
$(85,400)	$(156,882)	$833,691	$1,382,844	$195,750	$1,578,594
-	-	239,484	239,484	(11,156)	228,328
-	(227,653)	-	(227,653)	(4,586)	(232,239)
-	-	(136,179)	(136,179)	-	(136,179)
-	-	-	-	(668)	(668)
-	(9,600)	-	32,124	(177,267)	(145,143)
(27,588)	-	-	(27,588)	-	(27,588)
-	-	-	8,561	-	8,561
(11,940)	-	-	19,799	-	19,799
(124,928)	(394,135)	936,996	1,291,392	2,073	1,293,465
-	-	354,725	354,725	2,733	357,458
-	(107,912)	-	(107,912)	(27)	(107,939)
-	-	(144,350)	(144,350)	-	(144,350)
-	-	-	-	(2,366)	(2,366)
(35,098)	-	-	(35,098)	-	(35,098)
-	-	-	18,540	-	18,540
(36,248)	-	-	(4,962)	-	(4,962)
(196,274)	(502,047)	1,147,371	1,372,335	2,413	1,374,748
-	-	181,823	181,823	2,848	184,671
-	28,061	-	28,061	(44)	28,017
-	-	(156,752)	(156,752)	-	(156,752)
-	-	-	-	(2,578)	(2,578)
(21,948)	-	-	10,594	-	10,594
$(218,222)	$(473,986)	$1,172,442	$1,436,061	$2,639	$1,438,700

RPM International Inc. and Subsidiaries     35

Notes to Consolidated Financial Statements

May 31, 2017, 2016, 2015

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1) Consolidation, Noncontrolling Interests and Basis of Presentation

Our financial statements include all of our majority-owned subsidiaries, except for certain subsidiaries that were deconsolidated for the period from May 31, 2010 through December 31, 2014 (refer to Note A[2]). We account for our investments in less-than-majority-owned joint ventures, for which we have the ability to exercise significant influence, under the equity method. Effects of transactions between related companies are eliminated in consolidation.

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

Certain prior-year amounts have been reclassified to conform with current-year presentation. See Note A(20), “Other Recent Accounting Pronouncements,” for discussion relating to the reclassification of deferred debt issuance costs. Also, see Note O, “Segment Information,” for discussion surrounding the change in composition of operating and reportable segments during fiscal 2017.

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

On December 10, 2014 the Bankruptcy Plan was confirmed, and, effective as of December 23, 2014, Bondex, SPHC, Republic and NMBFiL emerged from bankruptcy. In accordance with the Bankruptcy Plan, the Trust was established and funded with first installments. Pursuant to the Bankruptcy Plan, the Trust assumed all liability and responsibility for current and future asbestos personal injury claims of Bondex, SPHC, Republic and NMBFiL, and such entities will have no further liability or responsibility for, and will (along with affiliates) be permanently protected from, such asbestos claims. See Note E, “Borrowings,” for further discussion of the details regarding the timing and funding of contributions to the Trust.

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

The fair values of SPHC and its subsidiaries were determined as of January 1, 2015. Additionally, the fair value of RPM Holdco, of which SPHC owns 21.39% of the outstanding common stock, was determined in order to account for our increase in ownership of the noncontrolling interest as an equity transaction. The total consideration was allocated on a relative fair value basis between the noncontrolling interest in RPM Holdco, or approximately $208.4 million, and the net assets of SPHC, or approximately $564.2 million. The difference between the fair value of the noncontrolling interest in RPM Holdco and the carrying value of the noncontrolling interest was recorded as an equity transaction. The portion of the transaction accounted for as a business combination resulted in goodwill of $118.7 million and intangible assets of $176.0 million. The acquired intangible assets totaling $176.0 million comprise the following: $118.7 million of customer and distributor relationships, $2.0 million of definite-lived tradenames, $52.7 million of indefinite-lived tradenames and $2.6 million of formulas. Income tax assets of $271.7 million were recorded in connection with the deductibility of current and future contributions to the Trust. Additionally, deferred tax liabilities of $72.3 million were recorded for the excess of the fair value book basis of certain assets over the corresponding tax basis. The fair values of net tangible assets, intangible assets and the noncontrolling interest were based upon valuations, which required our significant use of estimates and assumptions.

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

4) Acquisitions/Divestitures

We account for business combinations and asset acquisitions using the acquisition method of accounting and, accordingly, the assets and liabilities of the acquired entities are recorded at their estimated fair values at the acquisition date.

During the fiscal year ended May 31, 2017, we completed acquisitions within each of our three reportable segments. Two of the current-year acquisitions report through our consumer

36    RPM International Inc. and Subsidiaries

reportable segment, which include the following: the foam division of a corporation based in St. Louis, Missouri, which sells consumer polyurethane foam in the consumer do-it-yourself market as well as the professional industrial market; and a decorative and specialty coatings company located in the Netherlands. There were also several acquisitions during fiscal 2017 that report through our industrial reportable segment, which include the following: a manufacturer of commercial waterproofing products based in Australia; a specialist civil engineering and construction organization focusing on bridges, roads and major structures based in Mount Airy, North Carolina; a manufacturer of specialty high performance coatings serving the global oil and gas pipeline market headquartered in Langley, British Columbia, Canada; a manufacturer of foam tapes used in construction and industrial applications based in the U.K.; a company based in Richmond, Missouri, which manufactures resins, intermediates, hardeners and curing agents for use in epoxy and polyurethane materials; and a manufacturer of specialty chemicals and equipment for infrastructure construction and repair headquartered in Conyers, Georgia. Lastly, we acquired a product line that reports through our specialty reportable segment, which was a manufacturer of professional equipment and chemicals for cleaning and restoring carpet, upholstery and hard flooring surfaces based in Chandler, Arizona.

During the fiscal year ended May 31, 2016, we completed seven acquisitions. Two of the prior-year acquisitions report through our consumer reportable segment, which included the following: the assets associated with nail enamel filling lines and related equipment, based in Newburgh, New York; and a manufacturer of concrete care coatings and sealants for the retail market based in Auburndale, Florida. There were also two product line acquisitions during fiscal 2016 that report through our industrial reportable segment, which included the following: a manufacturer of construction adhesives, sealants and tapes based on Calgary, Alberta, Canada; and a manufacturer of extruded silicone sheets for the North American commercial construction and OEM markets based in Harbor Springs, Michigan. Lastly, there were three acquisitions of product lines during fiscal 2016 that report through our specialty reportable segment, which included the following: a distributor of a full line of fuel additives based in Battle Creek, Michigan; a plastic molding supplier and manufacturer of fans and radiators for the auto aftermarket based in Fife, Washington; and a manufacturer of high-strength egg white products and specialized stabilizers for meringue toppings and desserts based in LaGrange, Illinois. During fiscal 2016, we also executed the divestiture of one small product line.

During fiscal 2016, we also acquired the remaining 51% of our Chinese joint venture, as further described in Note A(17) below.

The purchase price for each acquisition has been allocated to the estimated fair values of the assets acquired and liabilities assumed as of the date of acquisition. While the valuations of consideration transferred and total assets acquired and liabilities assumed are substantially complete, measurement period adjustments may be recorded in the future as we finalize certain fair value estimates. The primary areas that remain preliminary relate to the fair values of deferred income taxes for acquisitions completed during fiscal 2017. Acquisitions are aggregated by year of purchase in the following table:

	Fiscal 2017 Acquisitions		Fiscal 2016 Acquisitions
(In thousands)	Weighted-Average Intangible Asset Amortization Life (In Years)	Total	Weighted-Average Intangible Asset Amortization Life (In Years)	Total
Current assets		$78,565		$20,094
Property, plant and equipment		59,630		4,771
Goodwill	N/A	75,361	N/A	29,762
Tradenames - indefinite lives	N/A	12,251	N/A	-
Other intangible assets	14	83,447	9	18,441
Other long-term assets		460		27
Total Assets Acquired		$309,714		$73,095
Liabilities assumed		(51,344)		(21,379)
Net Assets Acquired		$258,370(1)		$51,716(2)

(1)	Figure includes cash acquired of $4.2 million.

(2)	Figure includes cash acquired of $6.5 million.

Our Consolidated Financial Statements reflect the results of operations of acquired businesses as of their respective dates of acquisition. Pro-forma results of operations for the years ended May 31, 2017 and May 31, 2016 were not materially different from reported results and, consequently, are not presented.

5) Foreign Currency

The functional currency for each of our foreign subsidiaries is its principal operating currency. Accordingly, for the periods presented, assets and liabilities have been translated using exchange rates at year end, while income and expense for the periods have been translated using a weighted-average exchange rate.

The resulting translation adjustments have been recorded in accumulated other comprehensive income (loss), a component of stockholders’ equity, and will be included in net earnings only upon the sale or liquidation of the underlying foreign investment, neither of which is contemplated at this time. Transaction gains and losses increased during the last three fiscal years due to the strengthening of the U.S. dollar, resulting in net transactional foreign exchange losses for fiscal 2017, 2016 and 2015 of approximately $6.4 million, $24.4 million and $22.3 million, respectively.

6) Cash and Cash Equivalents

We consider all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. We do not believe we are exposed to any significant credit risk on cash and cash equivalents. The carrying amounts of cash and cash equivalents approximate fair value.

RPM International Inc. and Subsidiaries     37

7) Property, Plant & Equipment

May 31,	2017	2016

(In thousands)

Land	$82,184	$60,223

Buildings and leasehold improvements	427,304	363,036

Machinery and equipment	975,091	921,571
Total property, plant and equipment, at cost	1,484,579	1,344,830

Less: allowance for depreciation and amortization	741,893	715,377
Property, plant and equipment, net	$742,686	$629,453

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

Depreciation is computed primarily using the straight-line method over the following ranges of useful lives:

Land improvements	1 to 50 years
Buildings and improvements	1 to 80 years
Machinery and equipment	1 to 30 years

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

9) Shipping Costs

Shipping costs paid to third-party shippers for transporting products to customers are included in SG&A expenses. For the years ended May 31, 2017, 2016 and 2015, shipping costs were $148.9 million, $145.3 million and $142.9 million, respectively.

10) Allowance for Doubtful Accounts Receivable

An allowance for anticipated uncollectible trade receivable amounts is established using a combination of specifically identified accounts to be reserved and a reserve covering trends in collectibility. These estimates are based on an analysis of trends in collectibility and past experience, but are primarily made up of individual account balances identified as doubtful based on specific facts and conditions. Receivable losses are charged against the allowance when we confirm uncollectibility. Actual collections of trade receivables could differ from our estimates due to changes in future economic or industry conditions or specific customer’s financial conditions. For the periods ended May 31, 2017, 2016 and 2015, bad debt expense approximated $16.0 million, $8.7 million and $4.9 million, respectively. The increase in bad debt expense during fiscal 2017 was primarily the result of our reassessment of the collectibility of accounts receivable, particularly in emerging markets.

11) Inventories

Inventories are stated at the lower of cost or net realizable value, cost being determined on a first-in, first-out (FIFO) basis and net realizable value being determined on the basis of replacement cost. Inventory costs include raw materials, labor and manufacturing overhead. We review the net realizable value of our inventory in detail on an on-going basis, with consideration given to various factors, which include our estimated reserves for excess, obsolete, slow moving or distressed inventories. If actual market conditions differ from our projections, and our estimates prove to be inaccurate, write-downs of inventory values and adjustments to cost of sales may be required. Historically, our inventory reserves have approximated actual experience. Inventories were composed of the following major classes:

May 31,	2017	2016
(In thousands)

Raw material and supplies	$248,426	$227,900

Finished goods	539,771	457,918
Total Inventory	$788,197	$685,818

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

We performed the required annual goodwill impairment assessments as of the first day of our fourth fiscal quarter at the reporting unit level. Our reporting units have been identified at the component level, which is the operating segment level or one level below. First, we assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The traditional two-step quantitative process is required only if we conclude that it is more likely than not that a reporting unit’s fair value is less than its carrying amount. However, we have an unconditional option to bypass a qualitative assessment and proceed directly to performing the traditional two-step quantitative analysis. We applied both the qualitative and traditional two-step quantitative processes during our annual goodwill impairment assessment performed during the fourth quarters of fiscal 2017, 2016 and 2015.

38    RPM International Inc. and Subsidiaries

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

As a result of the assessments performed for fiscal 2016 and 2015, there were no goodwill impairments, including no reporting units that were at risk of failing step one of the traditional two-step quantitative analysis, except for our Kirker reporting unit, which had an estimated fair value that exceeded its carrying value by approximately 8% at May 31, 2016.

As described further in Note B, “Goodwill and Other Intangible Assets,” during the second quarter of fiscal 2017, we identified certain factors that we considered important in assessing the requirement to perform an interim impairment evaluation for our Kirker reporting unit. First, Kirker’s three-month operating results for the period ended November 30, 2016 were significantly below historical and expected operating results and downward adjustments were made regarding our expectations for Kirker’s performance. Second, Kirker experienced market share losses at several key customers, including the loss of its largest customer, which accounted for over 15% of Kirker’s fiscal 2016 sales. Third, some problematic customer relationship issues surfaced, which resulted in a personnel change in a key leadership position at Kirker. After considering the totality of these events, we determined that an interim step one goodwill impairment assessment was required, as well as an impairment assessment for our intangible and other long-lived assets. Accordingly, during our second fiscal quarter we recorded a loss totaling $188.3 million for the impairment of goodwill and intangibles at our Kirker reporting unit. After recording the goodwill impairment loss, no goodwill remained at the Kirker reporting unit at November 30, 2016. As a result of the required annual assessments performed during the fourth quarter of fiscal 2017, there were no additional goodwill impairments, including no other reporting units that were at risk of failing step one of the traditional two-step quantitative analysis.

Additionally, we test all indefinite-lived intangible assets for impairment annually. We perform the required annual impairment assessments as of the first day of our fourth fiscal quarter. We may elect to first assess qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount before applying traditional quantitative tests. We applied both qualitative and quantitative processes during our annual indefinite-lived intangible asset impairment assessments performed during the fourth quarters of fiscal 2017, 2016 and 2015.

The annual impairment assessment involves estimating the fair value of each indefinite-lived asset and comparing it with its carrying amount. If the carrying amount of the intangible asset exceeds its fair value, we record an impairment loss equal to the difference. Calculating the fair value of the indefinite-lived assets requires our significant use of estimates and assumptions. We estimate the fair values of our intangible assets by applying a relief-from-royalty calculation, which includes discounted future cash flows related to each of our intangible asset’s projected revenues. In applying this methodology, we rely on a number of factors, including actual and forecasted revenues and market data. As a result of the assessments performed for fiscal 2016 and 2015, there were no impairments. Results of intangible asset impairment assessments performed during fiscal 2017 are outlined below.

As further described in Note B, “Goodwill and Other Intangible Assets,” during the quarter ended February 28, 2017, we identified certain factors that we considered important in assessing the requirement to perform an interim impairment evaluation for our Restore indefinite tradename asset. First, sales of our Restore product line during the three-month period ended February 28, 2017 were below historical and expected operating results and significant downward adjustments were recently made to sales projections for Restore products. In the quarter ended February 28, 2017, we became aware that it was highly likely that Restore’s largest customer would discontinue sales of the Restore product line in its retail stores, which was evidenced by this customer’s significant reduction in future orders based on its historical order pattern. We determined that this was significant to consider for the purposes of impairment testing, as sales of Restore products to this customer accounted for over 60% of total sales of Restore products for fiscal 2016. After considering the magnitude of the loss in sales volume from this key customer, we determined that it was necessary to perform an interim assessment for our Restore intangible assets. Accordingly, during the third quarter of fiscal 2017, we recorded a preliminary loss totaling $4.9 million for the impairment of the Restore tradename. After performing the required annual assessments of indefinite-lived intangible assets during the fourth quarter of fiscal 2017, we finalized the Restore tradename valuation with no adjustment and there were no additional impairments.

Should the future earnings and cash flows at our reporting units decline and/or discount rates increase, future impairment charges to goodwill and other intangible assets may be required.

13) Advertising Costs

Advertising costs are charged to operations when incurred and are included in SG&A expenses. For the years ended May 31, 2017, 2016 and 2015, advertising costs were $52.3 million, $49.7 million and $40.8 million, respectively.

14) Research and Development

Research and development costs are charged to operations when incurred and are included in SG&A expenses. The amounts charged to expense for the years ended May 31, 2017, 2016 and 2015 were $64.9 million, $61.5 million and $56.7 million, respectively.

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

16) Investment (Income), Net

Investment (income), net, consists of the following components:

Year Ended May 31,	2017	2016	2015
(In thousands)
Interest (income)	$(4,620)	$(5,975)	$(8,304)
(Gain) on sale of marketable securities	(8,174)	(6,457)	(8,692)
Other-than-temporary impairment on securities	420	3,811	22
Dividend (income)	(1,610)	(1,744)	(1,603)
Investment (income), net	$(13,984)	$(10,365)	$(18,577)

RPM International Inc. and Subsidiaries     39

17) Other Expense (Income), Net

Other expense (income), net, consists of the following components:

Year Ended May 31,	2017	2016	2015
(In thousands)
Royalty expense (income), net	$2,680	$2,039	$(1,843)
Loss on litigation settlement	-	9,300	-
(Gain) on remeasurement of joint venture ownership	-	(7,972)	-
(Income) loss related to unconsolidated equity affiliates	(1,013)	(2,080)	(2,023)
Other expense (income), net	$1,667	$1,287	$(3,866)

Loss on Litigation Settlement

A consolidated class-action complaint is pending against Rust-Oleum Corporation (“Rust-Oleum”) seeking to have a class certified and alleging breach of warranty, breach of contract and other claims regarding certain deck coating products of Rust-Oleum. In May 2016, the parties executed a term sheet outlining the agreed-upon terms of settlement. During fiscal 2017, the court granted final approval of the settlement. Rust-Oleum has deposited $9.3 million into a settlement fund in satisfaction of the claims.

Gain on Remeasurment of Joint Venture Ownership

In May 2016, we acquired the remaining 51% interest in our Chinese joint venture, Carboline Dalian Paint Production Co., Ltd (“Carboline Dalian”), which increased our ownership to 100%. Based on the step up from our 49% to a 100% interest in Carboline Dalian, we recorded a remeasurement gain for approximately $8.0 million during fiscal 2016.

18) Income Taxes

The provision for income taxes is calculated using the asset and liability method. Under the asset and liability method, deferred income taxes are recognized for the tax effect of temporary differences between the financial statement carrying amount of assets and liabilities and the amounts used for income tax purposes and for certain changes in valuation allowances. Valuation allowances are recorded to reduce certain deferred tax assets when, in our estimation, it is more likely than not that a tax benefit will not be realized.

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

20) Other Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers,” which establishes a comprehensive revenue recognition standard that will supersede nearly all existing revenue recognition guidance under GAAP. The new standard prescribes a five-step model for recognizing revenue, which will require significant judgment in its application. The new standard requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

Under the original issuance, the new standard would have applied to annual periods beginning after December 15, 2016, including interim periods therein. However, in August 2015, the FASB issued ASU 2015-14, which extends the standard effective date by one year and includes an option to apply the standard on the original effective date. The provisions of this ASU may be applied retrospectively to each prior reporting period presented, or on a modified retrospective basis by recognizing a cumulative catch-up transition amount at the date of initial application. We have not yet selected which transition method we will apply upon adoption of the standard as of June 1, 2018.

Given the scope of work required to implement the recognition and disclosure requirements under the new standard, we began our assessment process during fiscal 2016. Our progress to date has been significant, including a preliminary identification of areas which will require changes to policies, processes, systems or internal controls. We expect revenue recognition for our broad portfolio of products and services to remain largely unchanged. However, the guidance is expected to change the timing of revenue recognition in certain areas, including our accounting for long-term construction contracts. While these impacts are not expected to be material to our overall Consolidated Financial Statements, we do anticipate that the new disclosure requirements surrounding revenue recognition will be significant. We continue to assess all potential impacts of the guidance and given the stage of our adoption procedures as well as our normal ongoing business dynamics, our preliminary conclusions and assessments of the potential impacts on each of our different business units’ revenue streams are subject to change.

In April 2015, the FASB issued ASU 2015-03 “Interest-Imputation of Interest,” which changes the presentation of debt issuance costs in financial statements and specifies that debt issuance costs related to a note shall be reported in the balance sheet as a direct deduction from the face amount of the note. The guidance does not change the current requirements surrounding the recognition and measurement of debt issuance costs, and the amortization of debt issuance costs will continue to be reported as interest expense. The guidance is effective for years and interim periods within those fiscal years beginning after December 15, 2015. Early adoption is allowed for all entities and the new guidance shall be applied to all prior periods retrospectively. Our adoption of this guidance did not have a significant impact on our consolidated financial position and results of operations, although it has changed the financial statement classification of the deferred debt cost. As of May 31, 2016, we had $3.0 million and $8.2 million of current and long-term net deferred debt costs, respectively, which had been reflected in our Consolidated Balance Sheets in prepaid expenses and other current assets, and other long-term assets, respectively. Upon adoption of the new guidance, the net deferred debt costs were reclassified as an offset to the carrying amount of the respective debt on the Consolidated Balance Sheets.

40    RPM International Inc. and Subsidiaries

In September 2015, the FASB issued ASU No. 2015-16, “Simplifying the Accounting for Measurement-Period Adjustments,” which simplifies the treatment of adjustments to provisional amounts recognized in the period for items in a business combination for which the accounting is incomplete at the end of the reporting period. The amendments in this ASU were effective for fiscal years beginning after December 15, 2015 and for interim periods therein. We began applying the provisions of this ASU as of June 1, 2016. Adoption of this ASU did not have a material impact on our Consolidated Financial Statements.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842),” which increases lease transparency and comparability among organizations. Under the new standard, lessees will be required to recognize all assets and liabilities arising from leases on the balance sheet, with the exception of leases with a term of 12 months or less, which permits a lessee to make an accounting policy election by class of underlying asset not to recognize lease assets and liabilities. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, and early adoption is permitted. The new standard requires the recognition and measurement of leases at the beginning of the earliest period presented using a modified retrospective approach, which includes a number of optional practical expedients that entities may elect to apply. We are currently evaluating the impact this guidance will have on our Consolidated Financial Statements. At a minimum, total assets and total liabilities will increase in the period the ASU is adopted. At May 31, 2017, our total undiscounted future minimum payments outstanding for operating lease obligations approximated $225.0 million.

In March 2016, the FASB issued ASU 2016-09, “Improvements to Employee Share-Based Payment Accounting,” which makes a number of changes meant to simplify and improve accounting for share-based payments. The new guidance includes amendments to share-based accounting for income taxes, the related classification in the statement of cash flows and share award forfeiture accounting. ASU 2016-09 is effective for public companies for annual reporting periods beginning after December 15, 2016, and interim periods within those reporting periods. Early adoption is permitted. We elected to early adopt ASU 2016-09 in the first quarter of fiscal 2017. The primary impact of our adoption was the recognition of excess tax benefits related to equity compensation in our provision for income taxes rather than paid-in capital, which is a change required to be applied on a prospective basis in accordance with the new guidance. Accordingly, we recorded income tax benefits in the consolidated statement of income of $12.1 million during the fiscal year ended May 31, 2017 for excess tax benefits related to equity compensation. The corresponding cash flows are reflected in operating activities instead of financing activities, as was previously required.

Additionally, under ASU 2016-09, we have elected to continue to estimate equity award forfeitures expected to occur to determine the amount of compensation cost to be recognized in each period. Additional amendments to the accounting for income taxes and minimum statutory withholding tax requirements had no impact on our results of operations. The presentation requirements for cash flows related to employee taxes paid for withheld shares also had no impact to any of the periods presented in our consolidated statements of cash flows since such cash flows have historically been presented as a financing activity.

In August 2016, the FASB issued ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments,” which makes a number of changes meant to add or clarify guidance on the classification of certain cash receipts and payments in the statement of cash flows. The new guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years, with early adoption permitted. Upon adoption, entities must apply the guidance retrospectively to all periods presented. We are currently evaluating the impact this guidance will have on our Consolidated Financial Statements.

In January 2017, the FASB issued ASU 2017-01, “Business Combinations: Clarifying the Definition of a Business,” with the objective of adding guidance to assist entities in evaluating whether transactions should be accounted for as acquisitions (disposals) of assets or of businesses. The guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years, with early adoption permitted. We are currently reviewing the impact this revised guidance will have on our Consolidated Financial Statements.

In January 2017, the FASB issued ASU 2017-04, “Simplifying the Test for Goodwill Impairment,” to eliminate step two from the goodwill impairment test in order to simplify the subsequent measurement of goodwill. The guidance is effective for fiscal years beginning after December 15, 2019. Early application is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. Adoption of this guidance is not expected to have a material impact on our Consolidated Financial Statements.

In March 2017, the FASB issued ASU 2017-07, “Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost,” which requires that an employer report the service cost component in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. The other components of net benefit cost are required to be presented in the income statement separately from the service cost component and outside a subtotal of income from operations, if one is presented. The guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We are currently reviewing the impact this guidance will have on our Consolidated Financial Statements.

NOTE B — GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amount of goodwill, by reportable segment, for the years ended May 31, 2017 and 2016, are as follows:

(In thousands)	Industrial Segment	Specialty Segment	Consumer Segment	Total
Balance as of June 1, 2015	$476,700	$165,934	$573,054	$1,215,688
Acquisitions	18,834	7,168	3,760	29,762
Translation adjustments	(20,125)	(1,388)	(4,307)	(25,820)
Balance as of May 31, 2016	475,409	171,714	572,507	1,219,630
Acquisitions	41,268	3,273	30,820	75,361
Impairments			(141,394)	(141,394)
Translation adjustments	(342)	(1,009)	(8,333)	(9,684)
Balance as of May 31, 2017	$516,335	$173,978	$453,600	$1,143,913

RPM International Inc. and Subsidiaries     41

Total accumulated impairment losses were $156.3 million and $14.9 million at May 31, 2017 and 2016. Of the accumulated balance, $141.4 million was recorded during the fiscal year ended May 31, 2017 by our consumer segment, and $14.9 million was recorded during the fiscal year ended May 31, 2009 by our industrial reportable segment.

Other intangible assets consist of the following major classes:

(In thousands)	Amortization Period (In Years)	Gross Carrying Amount	Accumulated Amortization	Accumulated Impairment Charge	Net Other Intangible Assets
As of May 31, 2017
Amortized intangible assets
Formulae	5 to 33	$230,140	$(128,825)	$(15,463)	$85,852
Customer-related intangibles	5 to 33	370,255	(122,772)	(30,363)	217,120
Trademarks/names	5 to 40	36,461	(15,480)		20,981
Other	2 to 20	37,743	(21,288)	(198)	16,257
Total Amortized Intangibles		674,599	(288,365)	(46,024)	340,210
Indefinite-lived intangible assets
Trademarks/names		240,456		(7,574)	232,882
Total Other Intangible Assets		$915,055	$(288,365)	$(53,598)	$573,092
As of May 31, 2016
Amortized intangible assets
Formulae	3 to 33	$234,483	$(140,376)	$-	$94,107
Customer-related intangibles	3 to 33	331,008	(114,469)		216,539
Trademarks/names	5 to 40	30,742	(15,817)		14,925
Other	2 to 20	47,744	(27,745)		19,999
Total Amortized Intangibles		643,977	(298,407)	-	345,570
Indefinite-lived intangible assets
Trademarks/names		230,431		(600)	229,831
Total Other Intangible Assets		$874,408	$(298,407)	$(600)	$575,401

The aggregate intangible asset amortization expense for the fiscal years ended May 31, 2017, 2016 and 2015 was $41.9 million, $40.5 million and $32.9 million, respectively. For the next five fiscal years, we estimate annual intangible asset amortization expense related to our existing intangible assets to approximate the following: 2018 — $40.3 million, 2019 — $38.1 million, 2020 — $35.8 million, 2021 — $33.0 million and 2022 — $32.2 million.

The gross amount of other intangible asset accumulated impairment losses at May 31, 2016 totaled $0.6 million, all of which was recorded during the fiscal year ended May 31, 2009 by our industrial reportable segment. For the May 31, 2017, we recorded other intangible asset impairment losses of approximately $53.0 million, all of which was recorded by our consumer reportable segment.

As previously reported, we had monitored the performance of our Kirker nail enamel business throughout fiscal 2016. During the third quarter of fiscal 2016, we reported that performance shortfalls for Kirker were attributable to a delay in new business. We performed our annual goodwill impairment analysis during the fourth quarter of fiscal 2016, which resulted in an excess of fair value over carrying value of 8% for our Kirker reporting unit. During our first quarter ended August 31, 2016, we reported that while Kirker’s first quarter results were below the comparable prior year period, their performance was in line with expectations, and our assessment of the Kirker business did not indicate the presence of any goodwill impairment triggering events.

During the second quarter of fiscal 2017, we identified certain factors that we considered important in assessing the requirement to perform an interim impairment evaluation for our Kirker reporting unit. First, Kirker’s three month operating results for the period ended November 30, 2016 were significantly below historical and expected operating results and downward adjustments were recently made regarding our expectations for Kirker’s performance. In the quarter ended November 30, 2016, Kirker experienced market share losses at several key customers, including the loss of its largest customer, which accounted for over 15% of Kirker’s fiscal 2016 sales. In addition, some problematic customer relationship issues surfaced during the quarter ended November 30, 2016, which resulted in a personnel change in a key leadership position at Kirker. After considering the totality of these recent events, we determined that an interim step one goodwill impairment assessment was required, as well as an impairment assessment for our intangible and other long-lived assets. Our testing resulted in the preliminary impairment charges reflected above for goodwill and other intangible assets.

Our goodwill impairment assessment included estimating the fair value of our Kirker reporting unit and comparing it with its carrying amount at November 30, 2016. Since the carrying amount of Kirker exceeded its fair value, additional steps were required to determine and recognize a preliminary impairment loss. Calculating the fair value of a reporting unit requires our significant use of estimates and assumptions, which are generally considered Level 3 inputs based on our review of the fair value hierarchy. We estimated the fair value of our Kirker reporting unit by applying a discounted future cash flow calculation to Kirker’s projected earnings before interest, taxes, depreciation and amortization (“EBITDA”). In applying this methodology, we relied on a number of factors, including actual and forecasted operating results and market data for the nail enamel industry. Discounted cash flow calculations represent a common measure used to value and buy or sell businesses in our industry. The discounted cash flow used in the goodwill impairment test for Kirker assumed discrete period revenue growth through fiscal 2021 that was reflective of recent downward revisions to previous expectations for future growth from market opportunities related to contracting with certain retailers to fill nail polish for their respective private label brands as well as downward revisions to growth expectations for the Kirker liquid nail polish business below the expected liquid nail polish growth rates for the markets in which Kirker operates. In the terminal year we assumed a long-term earnings growth rate of 3.0% that we believe is appropriate given the current industry specific expectations. As of the valuation date, we utilized a weighted-average cost of capital of 8.0%, which we believe is appropriate as it reflects the relative risk, the time

42    RPM International Inc. and Subsidiaries

value of money, and is consistent with Kirker’s peer group. After recording the goodwill impairment charge of $140.5 million, no goodwill remained on the Kirker balance sheets as of November 30, 3016.

Our other intangible asset impairment assessment involved estimating the fair value of each of Kirker’s amortizable intangibles and other long-lived assets as well as the indefinite-lived tradename asset and comparing it with its carrying amount. Measuring a potential impairment of amortizable intangibles and other long-lived assets requires the use of various estimates and assumptions, including the determination of which cash flows are directly related to the assets being evaluated, the respective useful lives over which those cash flows will occur and potential residual values, if any. As the results of our testing indicated that the carrying values of certain of these assets would not be recoverable, as outlined in further detail in the table above, we recorded other intangible asset impairments of approximately $46.0 million during the fiscal year ended May 31, 2017.

Calculating the fair value of the Kirker indefinite-lived tradename required our significant use of estimates and assumptions. We estimated the fair value of Kirker’s indefinite-lived tradename by applying a relief-from-royalty calculation, which included discounted future cash flows related to its projected revenues. In applying this methodology, we relied on a number of factors, including actual and forecasted revenues and market data for the nail enamel industry. As the carrying amount of the tradename exceeded its fair value, we recorded an impairment loss of approximately $2.1 million during the fiscal year ended May 31, 2017.

Certain assets and liabilities are subject to nonrecurring fair value measurements, which typically are remeasured at fair value as a result of impairment charges. As a result of the impairment testing described above, the fair value of Kirker’s identifiable intangible assets and indefinite-lived tradename were recalculated, and the resulting fair value approximated $5.8 million. Based upon our review of the fair value hierarchy, the inputs used in these fair value measurements were considered Level 3 inputs.

During the third quarter of fiscal 2017, we identified certain factors that we considered important in assessing the requirement to perform an interim impairment evaluation for our Restore indefinite tradename asset. First, sales of our Restore product line during the quarter ended February 28, 2017 were below historical and expected operating results and significant downward adjustments were recently made to sales projections for Restore products. In the quarter ended February 28, 2017, we became aware that it was highly likely that Restore’s largest customer would discontinue sales of the Restore product line in its retail stores, which was evidenced by this customer’s significant reduction in future orders based on its historical order pattern. We determined that this was significant to consider for the purposes of impairment testing, as sales of Restore products to this customer accounted for over 60% of total sales of Restore products for fiscal 2016. After considering the magnitude of the loss in sales volume from this key customer, we determined that it was necessary to perform an interim assessment for the other intangible assets and indefinite-lived tradename related to the Restore product line.

Our impairment assessment involved estimating the fair value of the indefinite-lived tradename and comparing it with its carrying amount. Calculating the fair value of the Restore indefinite-lived tradename required our significant use of estimates and assumptions. We estimated the fair value of the Restore indefinite-lived tradename by applying a relief-from-royalty calculation, which included discounted future cash flows related to its projected revenues. In applying this methodology, we relied on a number of factors, including actual and forecasted revenues for sales of the Restore product line. As the carrying amount of the tradename exceeded its fair value, we recorded an impairment charge of $4.9 million during the fiscal year ended May 31, 2017. Additionally, a further assessment of the remaining useful life of the Restore tradename was performed, which resulted in a change to its remaining economic useful life, from an indefinite-life to a 10-year amortizable life.

NOTE C — MARKETABLE SECURITIES

The following tables summarize marketable securities held at May 31, 2017 and 2016 by asset type:

	Available-For-Sale Securities
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value (Net Carrying Amount)
May 31, 2017
Equity securities:
Stocks - domestic	$2,391	$76	$-	$2,467
Mutual funds - foreign	35,169	2,470	(204)	37,435
Mutual funds - domestic	102,671	2,084	(3,118)	101,637
Total equity securities	140,231	4,630	(3,322)	141,539
Fixed maturity:
U.S. treasury and other government	22,176	120	(177)	22,119
Corporate bonds	706	97	(6)	797
Total fixed maturity securities	22,882	217	(183)	22,916
Total	$163,113	$4,847	$(3,505)	$164,455

RPM International Inc. and Subsidiaries     43

	Available-For-Sale Securities
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value (Net Carrying Amount)
May 31, 2016
Equity securities:
Stocks - foreign	$5,051	$439	$(247)	$5,243
Stocks - domestic	27,717	3,831	(911)	30,637
Mutual funds - foreign	35,903	802	(4,357)	32,348
Mutual funds - domestic	60,354	99	(4,587)	55,866
Total equity securities	129,025	5,171	(10,102)	124,094
Fixed maturity:
U.S. treasury and other government	21,704	214	(80)	21,838
Corporate bonds	887	137	-	1,024
Total fixed maturity securities	22,591	351	(80)	22,862
Total	$151,616	$5,522	$(10,182)	$146,956

Marketable securities, included in other current and long-term assets totaling $89.5 million and $75.0 million at May 31, 2017, respectively, and included in other current and long-term assets totaling $74.2 million and $72.8 million at May 31, 2016, respectively, are composed of available-for-sale securities and are reported at fair value. We carry a portion of our marketable securities portfolio in long-term assets since they are generally held for the settlement of our general and product liability insurance claims processed through our wholly owned captive insurance subsidiaries.

Marketable securities are composed of available-for-sale securities and are reported at fair value. Realized gains and losses on sales of investments are recognized in net income on the specific identification basis. Changes in the fair values of securities that are considered temporary are recorded as unrealized gains and losses, net of applicable taxes, in accumulated other comprehensive income (loss) within stockholders’ equity. Other-than-temporary declines in market value from original cost are reflected in investment income, net in the period in which the unrealized losses are deemed other than temporary. In order to determine whether other-

than-temporary declines in market value have occurred, the duration of the decline in value and our ability to hold the investment are considered in conjunction with an evaluation of the strength of the underlying collateral and the extent to which the investment’s amortized cost or cost, as appropriate, exceeds its related market value. During May 2017, we made the decision to shift a portion of our investments away from active equity portfolio management and into index funds, and from time to time, we may make additional changes to our investment portfolio and its management.

Gross gains realized on sales of investments were $12.6 million, $6.9 million and $8.8 million for the years ended May 31, 2017, 2016 and 2015, respectively. During fiscal 2017, 2016 and 2015, we recognized gross realized losses on sales of investments of $4.4 million, $0.4 million and $0.1 million, respectively. During fiscal 2017 and 2016, we recognized losses of approximately $0.4 million and $3.8 million, respectively, for securities deemed to have other-than-temporary impairments. During fiscal 2015, such losses were insignificant. These amounts are included in investment (income), net in the Consolidated Statements of Income.

Summarized below are the securities we held at May 31, 2017 and May 31, 2016 that were in an unrealized loss position and that were included in accumulated other comprehensive income (loss), aggregated by the length of time the investments had been in that position:

	May 31, 2017		May 31, 2016
(In thousands)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Total investments with unrealized losses	$59,987	$ (3,505)	$89,360	$ (10,182)
Unrealized losses with a loss position for less than 12 months	40,854	(2,983)	41,762	(4,856)
Unrealized losses with a loss position for more than 12 months	19,133	(522)	47,598	(5,326)

We have reviewed all of the securities included in the table above and have concluded that we have the ability and intent to hold these investments until their cost can be recovered, based upon the severity and duration of the decline. Therefore, we did not recognize any other-than-temporary impairment losses on these investments. The unrealized losses generally relate to investments whose fair values at May 31, 2017 were less than 15% below their original cost. From time to time, we may experience significant volatility in general economic and market conditions. If we were to experience unrealized losses that were to continue for longer periods of time, or arise to more significant levels of unrealized losses within our portfolio of investments in marketable securities in the future, we may recognize additional other-than-temporary impairment losses. Such potential losses could have a material impact on our results of operations in any given reporting period. As such, we continue to closely evaluate the status of our investments and our ability and intent to hold these investments.

The net carrying values of debt securities at May 31, 2017, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

(In thousands)	Amortized Cost	Fair Value
Due:
Less than one year	$ 4,618	$4,617
One year through five years	13,894	13,824
Six years through ten years	3,149	3,152
After ten years	1,221	1,323
	$ 22,882	$22,916

44    RPM International Inc. and Subsidiaries

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

(In thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at May 31, 2017
U.S. Treasury and other government	$-	$22,119	$-	$22,119
Corporate bonds		797		797
Stocks - domestic	2,467			2,467
Mutual funds - foreign		37,435		37,435
Mutual funds - domestic		101,637		101,637
Contingent consideration			(17,979)	(17,979)
Total	$2,467	$161,988	$(17,979)	$146,476

(In thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at May 31, 2016
U.S. Treasury and other government	$-	$21,838	$-	$21,838
Corporate bonds		1,024		1,024
Stocks - foreign	5,243			5,243
Stocks - domestic	30,637			30,637
Mutual funds - foreign		32,348		32,348
Mutual funds - domestic		55,866		55,866
Foreign currency forward contract		(159)		(159)
Contingent consideration			(11,771)	(11,771)
Total	$35,880	$110,917	$(11,771)	$135,026

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

At May 31, 2016, we had a foreign currency forward contract with a fair value of approximately $0.2 million, which is classified in other accrued liabilities in our Consolidated Balance Sheets. The balance for this foreign currency forward contract was not significant at May 31, 2017. Our foreign currency forward contract, which has not been designated as a hedge, was designed to reduce our exposure to the changes in the cash flows of intercompany foreign-currency-denominated loans related to changes in foreign currency exchange rates by fixing the functional currency cash flows. The foreign exchange rates included in the forward contract are based upon observable market data, but are not quoted market prices, and therefore, the forward currency forward contract is considered a Level 2 liability on the fair value hierarchy.

The contingent consideration represents the estimated fair value of the additional variable cash consideration payable in connection with recent acquisitions that is contingent upon the achievement of certain performance milestones. We estimated the fair value using expected future cash flows over the period in which the obligation is expected to be settled, and applied a discount rate that appropriately captures a market participant’s view of the risk associated with the obligation, which are considered to be Level 3 inputs. During fiscal 2017, we accrued approximately $7.4 million for additional contingent payments related to new acquisitions, which included the estimated

RPM International Inc. and Subsidiaries     45

amount for the mandatory purchase of a step-acquisitions, and $3.0 million for fair value adjustments to existing accruals. Additionally during fiscal 2017, we paid approximately $4.2 million for settlements of contingent consideration obligations relating to certain performance milestones that were established in prior periods and achieved during the current period. These amounts are reported in payments of acquisition-related contingent consideration in the Consolidated Statements of Cash Flows.

The carrying value of our current financial instruments, which include cash and cash equivalents, marketable securities, trade accounts receivable, accounts payable and short-term debt approximates fair value because of the short-term maturity of these financial instruments. At May 31, 2017 and May 31, 2016, the fair value of our long-term debt was estimated using active market quotes, based on our current incremental borrowing rates for similar types of borrowing arrangements, which are considered to be Level 2 inputs. Based on the analysis performed, the fair value and the carrying value of our financial instruments and long-term debt as of May 31, 2017 and May 31, 2016 are as follows:

	At May 31, 2017
(In thousands)	Carrying Value	Fair Value
Cash and cash equivalents	$350,497	$350,497

Marketable equity securities	141,539	141,539

Marketable debt securities	22,916	22,916

Long-term debt, including current portion	2,090,082	2,243,167

	At May 31, 2016

(In thousands)	Carrying Value	Fair Value

Cash and cash equivalents	$265,152	$265,152

Marketable equity securities	124,094	124,094

Marketable debt securities	22,862	22,862

Long-term debt, including current portion	1,639,973	1,769,601

NOTE E — BORROWINGS

A description of long-term debt follows:

May 31,	2017	2016
(In thousands)
Revolving credit facility with a syndicate of banks, through December 5, 2019 (1)	$198,280	$199,037
Unsecured 6.50% senior notes due February 14, 2018 (2)	249,555	248,940
Unsecured 6.125% senior notes due October 15, 2019 (3)	452,778	453,821
Unsecured $205,000 face value at maturity 2.25% senior convertible notes due December 15, 2020	193,260	189,265
Unsecured 3.45% senior notes due November 15, 2022	298,370	298,067
Unsecured 5.25% notes due June 1, 2045 (4)	298,433	245,889
Unsecured 3.75% notes due March 15, 2027 (5)	395,638
Other obligations, including capital leases and unsecured notes payable at various rates of interest due in installments through 2018	3,768	4,954
	2,090,082	1,639,973
Less: current portion	253,645	4,713
Total Long-Term Debt, Less Current Maturities	$1,836,437	$1,635,260

(1)	Interest was tied to AUD LIBOR at May 31, 2017, and averaged 2.705% for AUD denominated debt ($17,311) and 1.075% on EUR denominated debt ($183,012). Interest was tied to AUD LIBOR at May 31, 2016, and averaged 2.92% for AUD denominated debt ($13,050), 1.075% on EUR denominated debt ($131,692) and 1.544% on our swing-line ($57,139). At May 31, 2017 and 2016, the revolving credit facility is adjusted for debt issuance costs, net of amortization, for approximately $2.0 million and $2.8 million, respectively.

(2)	The $250.0 million aggregate principal amount of the notes due 2018 is adjusted for the amortization of the original issue discount, which approximated $0.3 million and $0.6 million at May 31, 2017 and 2016, respectively. The original issue discount effectively reduced the ultimate proceeds from the financing. The effective interest rate on the notes, including the amortization of the discount, is 6.704% for both years presented. At May 31, 2017 and 2016, the notes are adjusted for debt issuance costs, net of amortization, for approximately $0.2 million and $0.4 million, respectively.

(3)	Includes the combination of the October 2009 initial issuance of $300.0 million aggregate principal amount and the May 2011 issuance of an additional $150.0 million aggregate principal amount of these notes. The $300.0 million aggregate principal amount of the notes due 2019 from the initial issuance is adjusted for the amortization of the original issue discount, which approximated $0.1 million and $0.1 million at May 31, 2017 and 2016. The original issue discount effectively reduced the ultimate proceeds from the October 2009 financing. The effective interest rate on the notes issued in October 2009, including the amortization of the discount, is 6.139%. The additional $150.0 million aggregate principal amount of the notes due 2019 issued in May 2011 is adjusted for the unamortized premium received at issuance, which approximated $3.9 million and $5.5 million at May 31, 2017 and 2016, respectively. The premium effectively increased the proceeds from the financing. The effective interest rate on the $150.0 million notes issued in May 2011 is 4.934%. At May 31, 2017 and 2016, the notes are adjusted for debt issuance costs, net of amortization, for approximately $1.1 million and $1.6 million, respectively.

(4)	The $250.0 million face amount of the notes due 2045 is adjusted for the amortization of the original issue discount, which approximated $1.5 million at May 31, 2017 and 2016. The original issue discount effectively reduced the ultimate proceeds from the financing. The effective interest rate on the notes, including the amortization of the discount, is 5.29%. In March 2017, as a further issuance of the 5.25% notes due 2045, we closed an offering of $50.0 million aggregate principal, which is adjusted for the unamortized premium received at issuance, which approximated $3.1 million at May 31, 2017. The premium effectively increased the proceeds from the financing. The effective interest rate on the $50.0 million notes issued March 2017 is 4.839%. At May 31, 2017 and 2016, the notes are adjusted for debt issuance costs, net of amortization, for approximately $3.2 million and $2.6 million, respectively.

(5)	The $400.0 million face amount of the notes due 2027 is adjusted for the amortization of the original issue discount and debt issuance cost, net of amortization, which approximated $0.5 million and $3.8 million, respectively, at May 31, 2017. The original issue discount effectively reduced the ultimate proceeds from the financing. The effective interest rate on the notes, including the amortization of the discount, is 3.750%.

The aggregate maturities of long-term debt for the five years subsequent to May 31, 2017 are as follows: 2018 — $253.6 million; 2019 — none; 2020 — $650.8 million; 2021 — $193.3 million; 2022 — none and thereafter $992.4 million. Additionally, at May 31, 2017, we had unused lines of credit totaling $799.1 million.

46    RPM International Inc. and Subsidiaries

Our available liquidity, including our cash and cash equivalents and amounts available under our committed credit facilities, stood at $1.15 billion at May 31, 2017. Our debt-to-capital ratio was 59.3% at May 31, 2017, compared with 54.4% at May 31, 2016.

5.250% Notes due 2045 and 3.750% Notes due 2027

On March 2, 2017, we issued $50.0 million aggregate principal amount of 5.250% Notes due 2045 (the “2045 Notes”) and $400.0 million aggregate principal amount of 3.750% Notes due 2027 (the “2027 Notes”). The 2045 Notes are a further issuance of the $250 million aggregate principal amount of 5.250% Notes due 2045 initially issued by us on May 29, 2015. Interest on the 2045 Notes accrues from December 1, 2016 and is payable semiannually in arrears on June 1st and December 1st of each year, beginning June 1, 2017, at a rate of 5.250% per year. The 2045 Notes mature on June 1, 2045. Interest on the 2027 Notes accrues from March 2, 2017 and is payable semiannually in arrears on March 15th and September 15th of each year, beginning September 15, 2017, at a rate of 3.750% per year. The 2027 Notes mature on March 15, 2027. The indenture governing this indebtedness includes cross-acceleration provisions. Under certain circumstances, where an event of default under our other instruments results in acceleration of the indebtedness under such instruments, holders of the indebtedness under the indenture are entitled to declare amounts outstanding immediately due and payable.

Revolving Credit Agreement

During fiscal 2015, we entered into an $800.0 million unsecured syndicated revolving credit facility (the “New Revolving Credit Facility”), which expires on December 5, 2019. The New Revolving Credit Facility replaced our prior $600.0 million revolving credit facility.

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

The New Revolving Credit Facility requires us to comply with various customary affirmative and negative covenants, including a leverage covenant and interest coverage ratio, which are calculated in accordance with the terms as defined by the credit agreement. Under the terms of the leverage covenant, we may not permit our consolidated indebtedness as of any fiscal quarter end to exceed 65% of the sum of such indebtedness and our consolidated shareholders’ equity on such date. The minimum required consolidated interest coverage ratio for EBITDA to interest expense is 3.50 to 1. The interest coverage ratio is calculated at the end of each fiscal quarter for the four fiscal quarters then ended using an EBITDA as defined in the credit agreement.

As of May 31, 2017, we were in compliance with all financial covenants contained in our New Revolving Credit Facility, including the leverage and interest coverage ratio covenants. At that date, our leverage ratio was 58.1%, while our interest coverage ratio was 9.2 to 1. Our available liquidity under our New Revolving Credit Facility stood at $599.1 million at May 31, 2017.

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

As previously reported, during fiscal 2015, a plan of reorganization was confirmed (the “Bankruptcy Plan”) and, effective as of December 23, 2014, Bondex, SPHC, Republic and NMBFiL emerged from bankruptcy. Accordingly, trusts were established under Section 524(g) of the United States Bankruptcy Code (together, the “Trust”) and were funded with first installments. Borrowings under our New Revolving Credit Facility were used to fund the initial trust payment of $450 million, which is classified as long-term debt in our Consolidated Balance Sheets. The Trust was funded with $450 million in cash and a promissory note, bearing no interest and maturing on or before December 23, 2018 (the “Bankruptcy Note”). There is one remaining trust payment due. The net present value of the Bankruptcy Note, or $120.4 million, is classified as other long-term liabilities in our consolidated financial statements at May 31, 2017. A portion of the payments due under the Bankruptcy Note is secured by a right to the equity of SPHC, Republic and Bondex. The Bankruptcy Plan, and Bankruptcy Note, provide for the following additional contributions to the Trust:

•	On or before December 23, 2016, an additional $102.5 million in cash, RPM stock or a combination thereof (at our discretion in this and all subsequent cases) was required to be deposited into the Trust (and on December 23, 2016, $102.5 million in cash was deposited into the Trust);

•	On or before December 23, 2017, an additional $120 million in cash, RPM stock or a combination thereof will be deposited into the Trust (and on May 25, 2017, this payment obligation was fully settled with a $119.1 million cash deposit into the Trust, reflecting a 1.25% discount rate for early payment); and

•	On or before December 23, 2018, a final payment of $125 million in cash, RPM stock or a combination thereof will be deposited into the Trust.

Total current and future contributions to the Trust are deductible for U.S. income tax purposes.

Accounts Receivable Securitization Program

On May 9, 2017, we entered into a new, three-year, $200.0 million accounts receivable securitization facility (the “AR Program”). The maximum availability under the AR Program is $200.0 million. Availability is further subject to changes in the credit ratings of our customers, customer concentration levels or certain characteristics of the accounts receivable being transferred and therefore at certain times we may not be able to fully access the $200.0 million of funding available under the AR Program.

As of May 31, 2017, there was no outstanding balance under the AR Program, which compares with the maximum availability on that date of $200.0 million. The interest rate under the Purchase Agreement is based on the Alternate Base Rate, LIBOR Market Index Rate, one-month LIBOR or LIBOR for a specified tranche period, as selected by us, plus in each case, a margin of 0.70%. In addition, we are obligated to pay a monthly unused commitment fee based on the daily amount of unused commitments under the Agreement, which fee ranges from 0.30% to 0.50% based on usage. The AR Program contains various customary affirmative and negative covenants and also contains customary default and termination provisions.

RPM International Inc. and Subsidiaries     47

Our failure to comply with the covenants described above and other covenants contained in the New Revolving Credit Facility could result in an event of default under that agreement, entitling the lenders to, among other things, declare the entire amount outstanding under the Revolving Credit Facility to be due and payable. The instruments governing our other outstanding indebtedness generally include cross-default provisions that provide that under certain circumstances, an event of default that results in acceleration of our indebtedness under the Revolving Credit Facility will entitle the holders of such other indebtedness to declare amounts outstanding immediately due and payable.

2.25% Convertible Senior Notes due 2020

On December 9, 2013, we issued $205 million of 2.25% convertible senior notes due 2020 (the “Convertible Notes”). We pay interest on the Convertible Notes semi-annually on June 15th and December 15th of each year.

The Convertible Notes will be convertible under certain circumstances and during certain periods at an initial conversion rate of 18.8905 shares of RPM common stock per $1,000 principal amount of notes (representing an initial conversion price of approximately $52.94 per share of common stock), subject to adjustment in certain circumstances. In April 2017, we declared a dividend in excess of $0.24 per share, and consequently, the adjusted conversion rate at May 31, 2017 was 19.049431. The initial conversion price represents a conversion premium of approximately 37% over the last reported sale price of RPM common stock of $38.64 on December 3, 2013. Prior to June 15, 2020, the Convertible Notes may be converted only upon specified events, and, thereafter, at any time. Upon conversion, the Convertible Notes may be settled, at RPM’s election, in cash, shares of RPM’s common stock, or a combination of cash and shares of RPM’s common stock.

We account for the liability and equity components of the Convertible Notes separately, and in a manner that will reflect our nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. The effective interest rate on the liability component is 3.92%. Contractual interest was $4.6 million for both fiscal 2017 and 2016, and amortization of the debt discount was $2.9 million and $2.8 million for fiscal 2017 and 2016, respectively. At May 31, 2017, the remaining period over which the debt discount will be amortized was 3.5 years, the unamortized debt discount was $11.2 million, and the carrying amount of the equity component was $20.7 million.

NOTE F — INCOME TAXES

The provision for income taxes is calculated in accordance with ASC 740, which requires the recognition of deferred income taxes using the asset and liability method.

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

Year Ended May 31,	2017	2016	2015
(In thousands)
United States	$133,356	$310,695	$273,278
Foreign	110,977	172,771	179,975
Income Before Income Taxes	$244,333	$483,466	$453,253
Provision (benefit) for income taxes consists of the following for the periods indicated:
Year Ended May 31,	2017	2016	2015
(In thousands)
Current:
U.S. Federal	$3,024	$75,200	$77,374
State and local	5,115	6,230	4,876
Foreign	27,474	35,179	45,173
Total Current	35,613	116,609	127,423
Deferred:
U.S. Federal	15,553	17,625	97,112
State and local	1,928	1,907	1,494
Foreign	6,568	(10,133)	(1,104)
Total Deferred	24,049	9,399	97,502
Provision for Income Taxes	$59,662	$126,008	$224,925

The significant components of deferred income tax assets and liabilities as of May 31, 2017 and 2016 were as follows:

(In thousands)	2017	2016
Deferred income tax assets related to:
Inventories	$14,207	$12,894
Allowance for losses	9,148	11,014
Bankruptcy note liability	37,850	118,551
Accrued compensation and benefits	26,277	22,920
Accrued other expenses	21,935	20,310
Other long-term liabilities	19,947	18,482
Net operating loss and credit carryforwards	89,977	66,438
Net unrealized loss on securities	24,300	27,540
Pension and other postretirement benefits	68,352	111,875
Total Deferred Income Tax Assets	311,993	410,024
Less: valuation allowances	(63,686)	(60,103)
Net Deferred Income Tax Assets	248,307	349,921
Deferred income tax (liabilities) related to:
Depreciation	(81,965)	(64,506)
Pension and other postretirement benefits		(17,975)
Amortization of intangibles	(149,546)	(198,940)
Unremitted foreign earnings	(94,430)	(98,520)
Total Deferred Income Tax (Liabilities)	(325,941)	(379,941)
Deferred Income Tax Assets (Liabilities), Net	$(77,634)	$(30,020)

48    RPM International Inc. and Subsidiaries

At May 31, 2017, we had U.S. federal foreign tax credit carryforwards of approximately $33.4 million, which expire in various years ending in 2027. Additionally, at May 31, 2017, we had approximately $68.8 million of state net operating loss carryforwards that expire at various dates beginning in 2018 and foreign net operating loss carryforwards of approximately $170.0 million, of which approximately $22.2 million will expire at various dates beginning in 2018 and approximately $147.8 million that have an indefinite carryforward period. Also, as of May 31, 2017, we had foreign capital loss carryforwards of approximately $14.2 million that can be carried forward indefinitely. These net operating loss, capital loss and foreign tax credit carryforwards may be used to offset a portion of future taxable income and, thereby, reduce or eliminate our U.S. federal, state or foreign income taxes otherwise payable.

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

In applying the above, we determined, based on the available evidence that future taxable income from certain of our foreign subsidiaries will be sufficient to recognize corresponding deferred tax asset that were previously subject to valuation allowances. As a result, during this fiscal year, we recorded income tax expense of $0.9 million in connection with a net increase in valuation allowances associated with the estimated utilization of foreign net operating loss carryforwards and other foreign deferred tax assets. For the year ended May 31, 2016, we recorded net reduction in valuation allowances associated with the estimated utilization of foreign net operating loss carryforwards of $5.8 million. This benefit was partially offset by $2.4 million of additions to valuation allowances for other foreign deferred tax assets. For the year ended May 31, 2015, we determined that future U.S. taxable income along with anticipated foreign source income, will be sufficient to recognize foreign tax and other credit carryforwards of approximately $12.0 million that were previously subject to valuation allowances. The benefit was partially offset by approximately $1.5 million of other incremental adjustments to the valuation allowances. Further, we believe it is uncertain whether future taxable income of certain of our foreign subsidiaries and future taxable income of the appropriate character will be sufficient to recognize the remaining corresponding deferred tax assets. Accordingly, we intend to maintain the recorded valuation allowances until sufficient positive evidence exists to support a reversal of the tax valuation allowances.

Total valuation allowances of approximately $63.7 million and $60.1 million have been recorded as of May 31, 2017 and 2016, respectively. The recorded valuation allowances relate to foreign capital loss carryforwards, certain foreign net operating losses, net foreign deferred tax assets and unrealized losses on securities.

The following table reconciles income tax expense (benefit) computed by applying the U.S. statutory federal income tax rate against income (loss) before income taxes to the provision (benefit) for income taxes:

Year Ended May 31,	2017	2016	2015
(In thousands)
Income tax expense at the U.S. statutory federal income tax rate	$85,517	$169,213	$158,638
Impact of foreign operations	(20,156)	(29,969)	(32,706)
State and local income taxes, net of federal income tax benefit	4,734	4,310	4,140
Tax benefits from the domestic manufacturing deduction	(2,537)	(8,030)	-
Nondeductible business expense	2,394	2,224	1,782
Valuation allowance	933	(3,357)	(10,455)
Unremitted foreign earnings	(621)	(3,712)	106,227
Non-taxable gain from joint venture remeasurement	-	(2,790)	-
Tax Benefits from Employee Share-Based Payments	(12,078)
Other	1,476	(1,881)	(2,701)
Provision for Income Tax Expense	$59,662	$126,008	$224,925
Effective Income Tax Rate	24.4%	26.1%	49.6%

Uncertain income tax positions are accounted for in accordance with ASC 740. The following table summarizes the activity related to unrecognized tax benefits:

(In millions)	2017	2016	2015
Balance at June 1	$13.7	$12.9	$15.7
Additions based on tax positions related to current year	0.2	0.3	-
Additions for tax positions of prior years	2.9	2.6	0.9
Reductions for tax positions of prior years	(3.2)	(1.4)	(1.5)
Foreign currency translation	(0.4)	(0.7)	(2.2)
Balance at May 31	$13.2	$13.7	$12.9

The total amount of unrecognized tax benefits that would impact the effective tax rate, if recognized, was $4.6 million at May 31, 2017, $2.5 million at May 31, 2016 and $3.9 million at May 31, 2015. We do not anticipate any significant changes to the above total unrecognized tax benefits within the next 12 months.

We recognize interest and penalties related to unrecognized tax benefits in income tax expense. At May 31, 2017, 2016 and 2015, the accrual for interest and penalties was $3.1 million, $2.8 million and $3.8 million, respectively. Unrecognized tax benefits, including interest and penalties, have been classified as other long-term liabilities unless expected to be paid in one year.

We, or our subsidiaries, file income tax returns in the U.S. and in various state, local and foreign jurisdictions. The Internal Revenue Service (“IRS”) has notified us of an examination of our 2015 federal income tax return and the statutory audit period has expired for all years through 2013. Further, with limited

RPM International Inc. and Subsidiaries     49

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

At May 31, 2016, we determined that it was possible that we could repatriate approximately $377.3 million of unremitted foreign earnings in the foreseeable future. Accordingly, as of May 31, 2016, we recorded a deferred income tax liability of $98.5 million, which represented our estimate of the U.S. income and foreign withholding tax associated with the $377.3 million of undistributed foreign earnings not considered permanently reinvested. As of May 31, 2017, the amount of undistributed earnings that may be repatriated is $324.1 million and the corresponding deferred tax liability has been reduced to $94.4 million. This reduction in the amount of unremitted foreign earnings that are not considered permanently reinvested is primarily due to foreign currency revaluations and actual distributions of foreign earnings during the year. The reduction to the deferred tax liability related to foreign currency revaluation was approximately $3.5 million, which was recorded in accumulated other comprehensive income (loss).

We have not provided for U.S. income taxes or foreign withholding taxes on the remaining $1.4 billion of foreign undistributed earnings because such earnings have been retained and reinvested by the foreign subsidiaries as of May 31, 2017. Accordingly, no provision has been made for U.S. income taxes or foreign withholding taxes, which may become payable if the remaining undistributed earnings of foreign subsidiaries were distributed to the U.S. Due to the uncertainties and complexities involved in the various options for repatriation of foreign earnings, it is not practical to calculate the deferred taxes associated with the remaining foreign earnings.

NOTE G — COMMON STOCK

On January 8, 2008, we announced our authorization of a stock repurchase program under which we may repurchase shares of RPM International Inc. common stock at management’s discretion for general corporate purposes. Our current intent is to limit our repurchases to approximately one to two million shares per year, which would include amounts required to offset dilution created by stock issued in connection with our equity-based compensation plans and other repurchases. As a result of this authorization, we may repurchase shares from time to time in the open market or in private transactions at various times and in amounts and for prices that our management deems appropriate, subject to insider trading rules and other securities law restrictions. The timing of our purchases will depend upon prevailing market conditions, alternative uses of capital and other factors. We may limit or terminate the repurchase program at any time. During the fiscal year ended May 31, 2017, we did not repurchase any shares of our common stock under this program. During the fiscal year ended May 31, 2016, we repurchased 800,000 shares of our common stock at a cost of approximately $35.1 million, or an average cost of $43.88 per share, under this program. During the fiscal year ended May 31, 2015, we repurchased 595,106 shares of our common stock at a cost of approximately $27.6 million, or an average cost of $46.36 per share, under this program.

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

The following table represents total stock-based compensation expense included in our Consolidated Statements of Income:

Year Ended May 31,	2017	2016	2015
(In thousands)
Selling, general and administrative expense	$32,541	$31,287	$31,741
Income tax (benefit)	(10,159)	(9,184)	(10,027)
Total stock-based compensation cost	$22,382	$22,103	$21,714

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

The following is a summary of our weighted-average assumptions related to SARs grants made during the last three fiscal years:

Year Ended May 31,	2017	2016	2015
Risk-free interest rate	1.5%	2.2%	2.3%
Expected life of option	7.0 yrs	7.0 yrs	7.5 yrs
Expected dividend yield	2.2%	2.2%	2.2%
Expected volatility rate	25.7%	25.6%	25.7%

The 2014 Omnibus Plan was approved by our stockholders on October 9, 2014. The 2014 Omnibus Plan provides us with the flexibility to grant a wide variety of stock and stock-based awards, as well as dollar-denominated performance-based awards, and is intended to be the primary stock-based award program for covered employees. This plan replaces the 2004 Omnibus Plan, which expired under its own terms on October 7, 2014. A wide variety of stock and stock-based awards, as well as dollar-denominated performance-based awards, may be granted under these plans. SARs are issued at fair value at the date of grant, have up to ten-year terms and have graded-vesting terms over four years. Compensation cost for these awards is recognized on a straight-line basis over the related vesting period. Currently all SARs outstanding are to be settled with stock. As of May 31, 2017, there were 3,055,000 SARs outstanding.

50    RPM International Inc. and Subsidiaries

The following table summarizes option and share-based payment activity (including SARs) under these plans during the fiscal year ended May 31, 2017:

	2017
Share-Based Payments	Weighted Average Exercise Price		Number of Shares Under Option
(Shares in thousands)
Balance at June 1, 2016	$31.88		3,213
Options granted	50.99		600
Options exercised	19.21		(758)

Balance at May 31, 2017	38.77		3,055

Exercisable at May 31, 2017	$31.38		1,615

SARs	2017	2016		2015
(In millions, except per share amounts)
Weighted-average grant-date fair value per SAR	$10.90	$10.73		$10.63
Intrinsic value of options exercised	$26.5	$22.3		$7.5
Tax benefit from options exercised	$9.7	$8.1		$2.5
Fair value of SARS vested	$4.6	$4.0		$3.3

At May 31, 2017, the aggregate intrinsic value and weighted-average remaining contractual life of options outstanding was $47.2 million and 6.8 years respectively, while the aggregate intrinsic value and weighted-average remaining contractual life of options exercisable was $36.9 million and 5.6 years, respectively.

At May 31, 2017, the total unamortized stock-based compensation expense related to SARs that were previously granted was $10.1 million, which is expected to be recognized over 3.25 years. We anticipate that approximately 1.4 million shares at a weighted-average exercise price of $47.06 and a weighted-average remaining contractual term of 8.2 years will ultimately vest under these plans.

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

Under the 2004 Omnibus Plan, a total of 12,000,000 shares of our common stock were subject to awards. Of the 12,000,000 shares of common stock issuable under the 2004 Omnibus Plan, up to 6,000,000 shares were subject to “full-value” awards such as restricted stock, restricted stock unit, performance stock and performance stock unit awards.

Under the 2014 Omnibus Plan, a total of 6,000,000 shares of our common stock may be subject to awards. Of those issuable shares, up to 3,000,000 shares of common stock may be subject to “full-value” awards similar to those issued under the 2014 Omnibus Plan.

The following table summarizes the share-based performance-earned restricted stock (“PERS”) activity during the fiscal year ended May 31, 2017:

	Weighted-Average Grant-Date
(Shares in thousands)	Fair Value	2017
Balance at June 1, 2016	$41.80	1,417
Shares granted	50.84	486
Shares forfeited	43.51	(13)
Shares vested	35.48	(476)

Balance at May 31, 2017	$47.02	1,414

The weighted-average grant-date fair value was $50.84, $45.79 and $44.28 for the fiscal years ended May 31, 2017, 2016 and 2015, respectively. The restricted stock cliff vest after three years. Nonvested restricted shares of common stock under the 2004 Omnibus Plan are eligible for dividend payments. At May 31, 2017, unamortized deferred compensation expense remaining totaled $27.1 million, of which $1.6 million and $25.5 million was associated with the 2004 and 2014 plans, respectively. The remaining amount is being amortized over the applicable vesting period for each participant.

On October 7, 2010, our Compensation Committee approved contingent awards of Performance Contingent Restricted Stock, (“PCRS”), for certain executives. During October 2010, 680,000 shares were granted at a weighted-average grant-date price of $20.73. Additional grants were made in July 2011, June 2012 and July 2012, totaling 115,000 shares, 10,000 shares and 50,000 shares, respectively, and were granted at a weighted-average grant-date price of $22.16, $25.76 and $25.87, respectively. The awards are contingent upon the level of attainment of performance goals for the three-year and five-year periods from June 1, 2010 ending May 31, 2013, and from June 1, 2010 ending May 31, 2015, respectively. Compensation cost for these awards is recognized on a straight-line basis over the related performance period, with consideration given to the probability of attaining the performance goals.

RPM International Inc. and Subsidiaries     51

On July 31, 2015, our Compensation Committee approved contingent awards of PCRS, (the “2015 PCRS”), for certain executives. During July 2015, 329,000 shares were granted at a weighted-average grant-date price of $46.87. The awards are contingent upon the level of attainment of performance goals for the three-year performance period from June 1, 2015 ending May 31, 2018. Vesting of 67% of the 2015 PCRS relates to an increase in EBIT for the period, and vesting of the remaining 33% relates to an increase in EBIT margin for the period. Compensation cost for these awards is recognized on a straight-line basis over the related performance period, with consideration given to the probability of attaining the performance goals. As of May 31, 2017, there were 324,000 2015 PCRS shares outstanding and $2.6 million unamortized stock-based compensation expense assuming attaining 46% of the goal.

The 2003 Plan was approved on October 10, 2003 by our stockholders, and was established primarily for the purpose of recruiting and retaining directors, and to align the interests of directors with the interests of our stockholders. Only directors who are not our employees are eligible to participate. Under the 2003 Plan, up to 500,000 shares of our common stock may be awarded, with awards cliff vesting over a three-year period. The following table summarizes the share-based activity under the 2003 Plan during fiscal 2017:

(Shares in thousands)	Weighted-Average Grant-Date Fair Value	2017
Balance at June 1, 2016	$41.51	86
Shares granted to Directors	50.61	24
Shares vested	39.23	(40)
Balance at May 31, 2017	$45.92	70

The weighted-average grant-date fair value was $50.61, $43.71 and $43.89 for the fiscal years ended May 31, 2017, 2016 and 2015, respectively. Unamortized deferred compensation expense relating to restricted stock grants for directors of $1.5 million at May 31, 2017, is being amortized over the applicable remaining vesting period for each director. Nonvested restricted shares of common stock under the 2003 Plan are eligible for dividend payments. As of May 31, 2017, there were 77,350 shares available for future grant.

During fiscal 2017, a total of 48,041 shares were awarded under the 2007 Plan and the 2014 Omnibus Plan to certain employees as supplemental retirement benefits, generally subject to forfeiture. The shares vest upon the latter of attainment of age 55 and the fifth anniversary of the May 31st immediately preceding the date of the grant. The following table sets forth such awards for the year ended May 31, 2017:

(Shares in thousands)	Weighted-Average Grant-Date Fair Value	2017
Balance at June 1, 2016	$23.27	793
Shares granted	50.99	48
Shares exercised	21.06	(39)
Balance at May 31, 2017	$25.04	802

The weighted-average grant-date fair value was $50.99, $46.63 and $44.60 for the fiscal years ended May 31, 2017, 2016 and 2015, respectively. As of May 31, 2017, no shares remain available for future grant under the 2007 Plan, and future issuances of shares as supplemental retirement benefits are intended to be made under the 2014 Omnibus Plan. At May 31, 2017, unamortized stock-based compensation expense of $4.9 million, $0.5 million and $25.5 million relating to the 2007 Plan, the Restricted Stock Units and the 2014 Omnibus Plan, respectively, are being amortized over the applicable vesting period associated with each participant.

The following table summarizes the activity for all nonvested restricted shares during the year ended May 31, 2017:

(Shares in thousands)	Weighted-Average Grant-Date Fair Value	Number of Shares
Balance at June 1, 2016	$39.07	2,356
Granted	50.84	558
Vested	33.75	(602)
Forfeited	43.51	(12)
Balance at May 31, 2017	$43.32	2,300

The remaining weighted-average contractual term of nonvested restricted shares at May 31, 2017 is the same as the period over which the remaining cost of the awards will be recognized, which is approximately 3.3 years. The fair value of the nonvested restricted share awards have been calculated using the market value of the shares on the date of issuance. For the years ended May 31, 2017, 2016 and 2015, the weighted-average grant-date fair value for restricted share grants was $50.84, $46.17 and $44.29, respectively. The total fair value of shares that vested during the years ended May 31, 2017, 2016 and 2015 was $20.3 million, $34.2 million and $14.7 million, respectively. We anticipate that approximately 1.9 million shares at a weighted-average grant-date fair value of $43.32 and a weighted-average remaining contractual term of 3.3 years will ultimately vest, based upon the unique terms and participants of each plan. Approximately 263,857 shares of restricted stock were vested at May 31, 2017, with 310,238 restricted shares vested as of May 31, 2016. The total intrinsic value of restricted shares converted during the years ended May 31, 2017, 2016 and 2015 was $9.0 million, $32.3 million and $13.9 million, respectively.

Total unrecognized compensation cost related to all nonvested awards of restricted shares of common stock was $37.7 million as of May 31, 2017. That cost is expected to be recognized over a weighted-average period of 3.3 years. We did not receive any cash from employees as a result of employee vesting and release of restricted shares for the year ended May 31, 2017.

52    RPM International Inc. and Subsidiaries

NOTE I — ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) consists of the following components:

(In thousands)	Foreign Currency Translation Adjustments	Pension And Other Postretirement Benefit Liability Adjustments Net of Tax	Unrealized Gain (Loss) On Derivatives, Net of Tax	Unrealized Gain (Loss) On Securities, Net of Tax	Total
Balance at June 1, 2014	$(14,895)	$(153,648)	$285	$11,376	$(156,882)
Reclassification adjustments for gains included in net income, net of tax benefit of $2,307			(125)	(4,209)	(4,334)
Increase in equity ownership - SPHC		(9,600)			(9,600)
Other comprehensive income	(216,755)	(10,817)	(341)	(3,884)	(231,797)
Deferred taxes		5,733	181	2,564	8,478
Balance at May 31, 2015	(231,650)	(168,332)	-	5,847	(394,135)
Reclassification adjustments for gains included in net income, net of tax benefit of $946			-	(1,847)	(1,847)
Other comprehensive income	(65,580)	(62,520)	-	(9,995)	(138,095)
Deferred taxes	5,997	22,646	-	3,387	32,030
Balance at May 31, 2016	(291,233)	(208,206)	-	(2,608)	(502,047)
Reclassification adjustments for gains included in net income, net of tax benefit of $401			-	(1,847)	(1,847)
Other comprehensive income	(20,358)	66,264	16	7,849	53,771
Deferred taxes	3,176	(24,782)	-	(2,257)	(23,863)
Balance at May 31, 2017	$(308,415)	$(166,724)	$16	$1,137	$(473,986)

NOTE J — EARNINGS PER SHARE

The following table sets forth the reconciliation of the numerator and denominator of basic and diluted earnings per share for the years ended May 31, 2017, 2016 and 2015:

Year Ended May 31,	2017	2016	2015

(In thousands, except per share amounts)
Numerator for earnings per share:
Net income attributable to RPM International Inc. stockholders	$181,823	$354,725	$239,484
Less: Allocation of earnings and dividends to participating securities	(2,795)	(5,770)	(4,954)
Net income available to common shareholders - basic	179,028	348,955	234,530
Add: Undistributed earnings reallocated to unvested shareholders	2		18
Reverse: Allocation of earnings and dividends to participating securities		5,770
Add: Income effect of contingently issuable shares	5,457	5,430	5,374
Net income available to common shareholders - diluted	$184,487	$360,155	$239,922
Denominator for basic and diluted earnings per share:
Basic weighted average common shares (1)	130,662	129,383	129,933
Average diluted options	598	3,445	1,082
Net issuable common share equivalents (2)	3,905	3,888	3,878
Total shares for diluted earnings per share (1)	135,165	136,716	134,893
Earnings Per Share of Common Stock Attributable to RPM International Inc. Stockholders:
Basic Earnings Per Share of Common Stock	$1.37	$2.70	$1.81
Diluted Earnings Per Share of Common Stock	$1.36	$2.63	$1.78
(1)	Basic and diluted earnings per share are calculated using the two-class method for the years ended May 31, 2017 and 2015. For the year ended May 31, 2016, basic and diluted earnings per share are calculated under the two-class method and the treasury method, respectively, as those methods resulted in the most dilutive earnings per share.

(2)	Represents the number of shares that would be issued if our contingently convertible notes were converted. We include these shares in the calculation of diluted EPS as the conversion of the notes may be settled, at our election, in cash, shares of our common stock, or a combination of cash and shares of our common stock.

RPM International Inc. and Subsidiaries     53

NOTE K — LEASES

We lease certain property, plant and equipment under long-term operating lease agreements, some of which provide for increased rental payments based upon increases in the cost-of-living index. The following table illustrates our future minimum lease commitments under all non-cancelable lease agreements, for each of the next five years and in the aggregate, as of May 31, 2017:

May 31,
(In thousands)
2018	$55,836
2019	43,327
2020	29,873
2021	21,514
2022	16,031
Thereafter	59,610
Total Minimum Lease Commitments	$226,191

Total rental expense for all operating leases amounted to $61.3 million, $57.5 million and $53.8 million for the fiscal years ended May 31, 2017, 2016 and 2015, respectively.

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

The Retirement Plan provides benefits that are based upon years of service and average compensation with accrued benefits vesting after five years. Benefits for union employees are generally based upon years of service, or a combination of years of service and average compensation. Our pension funding policy considers contributions in an amount on an annual basis that can be deducted for federal income tax purposes, using a different actuarial cost method and different assumptions from those used for financial reporting. For the fiscal year ending May 31, 2018, we expect to contribute approximately $1.0 million to the retirement plans in the U.S. and approximately $7.0 million to our foreign plans. We elected to accelerate our fiscal 2018 planned contribution to the RPM International Inc. Retirement Plan, and therefore contributed approximately $52.8 million to the plan in May 2017.

Net periodic pension cost consisted of the following for the year ended May 31:

	U.S. Plans			Non-U.S. Plans
(In thousands)	2017	2016	2015	2017	2016	2015
Service cost	$37,603	$32,808	$30,359	$4,070	$4,061	$4,611
Interest cost	17,323	17,995	20,119	4,614	5,070	7,184
Expected return on plan assets	(25,007)	(25,749)	(24,308)	(7,109)	(7,571)	(8,611)
Amortization of:
Prior service cost	217	234	294	(24)	(2)	39
Net actuarial losses recognized	22,160	16,759	13,890	2,150	1,739	2,004
Curtailment/settlement (gains) losses	-	87		904	57
Net Pension Cost	$52,296	$42,134	$40,354	$4,605	$3,354	$5,227

The changes in benefit obligations and plan assets, as well as the funded status of our pension plans at May 31, 2017 and 2016, were as follows:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2017	2016	2017	2016
Benefit obligation at beginning of year	$589,046	$537,465	$187,064	$191,386
Service cost	37,603	32,808	4,070	4,061
Interest cost	17,323	17,995	4,614	5,070
Benefits paid	(28,587)	(26,932)	(4,977)	(7,078)
Participant contributions			933	830
Plan amendments			(196)	(349)
Plan settlements/curtailments		(272)	(4,546)	(630)
Actuarial (gains)/losses	(23,437)	27,982	16,697	1,778
Acquisitions and transfers
Premiums paid			(109)	(121)
Currency exchange rate changes			(7,666)	(7,883)
Benefit Obligation at End of Year	$591,948	$589,046	$195,884	$187,064
Fair value of plan assets at beginning of year	$314,216	$327,427	$169,464	$176,437
Actual return on plan assets	44,924	(21,742)	21,216	1,619
Employer contributions	106,928	35,735	5,753	6,042
Participant contributions			933	830
Benefits paid	(28,587)	(26,932)	(4,977)	(7,078)
Premiums paid			(109)	(121)
Plan settlements/curtailments		(272)	(4,471)	(595)
Currency exchange rate changes			(7,881)	(7,670)
Fair Value of Plan Assets at End of Year	$437,481	$314,216	$179,928	$169,464
(Deficit) of plan assets versus benefit obligations at end of year	$(154,467)	$(274,830)	$(15,956)	$(17,600)
Net Amount Recognized	$(154,467)	$(274,830)	$(15,956)	$(17,600)
Accumulated Benefit Obligation	$489,918	$483,944	$183,038	$175,394

54    RPM International Inc. and Subsidiaries

The fair value of the assets held by our pension plans has increased at May 31, 2017 since our previous measurement date at May 31, 2016, due primarily to gains in the stock market and our plan contributions. Plan liabilities have increased slightly due to a decrease in interest rates. We have decreased our recorded liability for the net underfunded status of our pension plans. Additionally, the assumptions to value lump sums were updated to incorporate future expectations of the IRS mortality and interest rates. Due to slightly lower discount rates, increased asset values and a change in estimate for lump sum valuations, we expect pension expense in fiscal 2018 to be below our fiscal 2017 expense level by approximately $8.0 million. Any future declines in the value of our pension plan assets or increases in our plan liabilities could require us to increase our recorded liability for the net underfunded status of our pension plans and could also require accelerated and higher cash contributions to our pension plans.

Amounts recognized in the Consolidated Balance Sheets for the years ended May 31, 2017 and 2016 are as follows:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2017	2016	2017	2016
Noncurrent assets	$-	$-	$998	$4,297
Current liabilities	(7)	(15)	(512)	(468)
Noncurrent liabilities	(154,460)	(274,815)	(16,442)	(21,429)
Net Amount Recognized	$(154,467)	$(274,830)	$(15,956)	$(17,600)

The following table summarizes the relationship between our plans’ benefit obligations and assets:

	U.S. Plans
	2017		2016
(In thousands)	Benefit Obligation	Plan Assets	Benefit Obligation	Plan Assets
Plans with projected benefit obligations in excess of plan assets	$591,948	$437,481	$589,046	$314,216
Plans with accumulated benefit obligations in excess of plan assets	489,918	437,481	483,944	314,216
Plans with assets in excess of projected benefit obligations	-	-	-	-
Plans with assets in excess of accumulated benefit obligations	-	-	-	-
	Non-U.S. Plans
	2017		2016
(In thousands)	Benefit Obligation	Plan Assets	Benefit Obligation	Plan Assets
Plans with projected benefit obligations in excess of plan assets	$147,560	$130,605	$141,627	$119,730
Plans with accumulated benefit obligations in excess of plan assets	44,797	31,653	46,464	31,868
Plans with assets in excess of projected benefit obligations	48,324	49,323	45,437	49,734
Plans with assets in excess of accumulated benefit obligations	138,241	148,275	128,930	137,596

The following table presents the pretax net actuarial loss and prior service (costs) recognized in accumulated other comprehensive income (loss) not affecting retained earnings:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2017	2016	2017	2016
Net actuarial loss	$(205,942)	$(271,456)	$(41,000)	$(43,272)
Prior service (costs) credits	(252)	(469)	185	9
Total recognized in accumulated other comprehensive income not affecting retained earnings	$(206,194)	$(271,925)	$(40,815)	$(43,263)
The following table includes the changes recognized in other comprehensive income:
	U.S. Plans		Non-U.S. Plans
(In thousands)	2017	2016	2017	2016
Changes in plan assets and benefit obligations recognized in other comprehensive income:
Prior service cost	$-	$-	$(196)	$(349)
Net loss (gain) arising during the year	(43,353)	75,474	2,515	7,731
Effect of exchange rates on amounts included in AOCI			(1,736)	(1,953)
Amounts recognized as a component of net periodic benefit cost:
Amortization or curtailment recognition of prior service (cost)	(217)	(234)	24	(7)
Amortization or settlement recognition of net (loss)	(22,160)	(16,846)	(3,054)	(1,823)
Total recognized in other comprehensive loss (income)	$(65,730)	$58,394	$(2,447)	$3,599

RPM International Inc. and Subsidiaries     55

The following table presents the amounts in accumulated other comprehensive income (loss) as of May 31, 2017 that have not yet been recognized in net periodic pension cost, but will be recognized in our Consolidated Statements of Income during the fiscal year ending May 31, 2018:

(In thousands)	U.S. Plans	Non-U.S. Plans
Net actuarial loss	$(14,325)	$(1,675)
Prior service (cost) credit	$(117)	$25

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

The following weighted-average assumptions were used to determine our year-end benefit obligations and net periodic pension cost under the plans:

	U.S. Plans		Non-U.S. Plans
Year-End Benefit Obligations	2017	2016	2017	2016
Discount rate	3.81%	3.85%	2.79%	3.13%
Rate of compensation increase	3.80%	3.80%	3.00%	2.81%

	U.S. Plans			Non-U.S. Plans
Net Periodic Pension Cost	2017	2016	2015	2017	2016	2015
Discount rate	3.85%	4.25%	4.30%	3.13%	3.26%	3.82%
Expected return on plan assets	7.89%	7.90%	8.25%	4.50%	4.49%	5.18%
Rate of compensation increase	3.80%	3.80%	3.81%	2.81%	2.81%	3.30%

The following tables illustrate the weighted-average actual and target allocation of plan assets:

U.S. Plans
	Target Allocation	Actual Asset Allocation
(Dollars in millions)	as of May 31, 2017	2017	2016
Equity securities	55%	$295.2	$234.7
Fixed income securities	25%	82.4	72.1
Cash (1)		59.7	7.1
Other	20%	0.2	0.3
Total assets	100%	$437.5	$314.2

Non-U.S. Plans
	Target Allocation	Actual Asset Allocation
(Dollars in millions)	as of May 31, 2017	2017	2016
Equity securities	40%	$83.8	$71.7
Fixed income securities	41%	65.9	67.4
Cash
Property and other	19%	30.2	30.4
Total assets	100%	$179.9	$169.5

(1)	The cash position at May 31, 2017 results from our acceleration of the planned fiscal 2018 contribution, which was deposited into the RPM International Inc. Retirement Plan during May 2017. The cash will be invested at various points in time during fiscal 2018.

56    RPM International Inc. and Subsidiaries

The following tables present our pension plan assets as categorized using the fair value hierarchy at May 31, 2017 and 2016:

	U.S. Plans
(In thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at May 31, 2017
U.S. Treasury and other government	$-	$7,923	$-	$7,923
State and municipal bonds		628		628
Foreign bonds		1,623		1,623
Mortgage-backed securities		20,211		20,211
Corporate bonds		17,976		17,976
Stocks - large cap	20,999			20,999
Stocks - mid cap	8,128			8,128
Stocks - small cap	16,423			16,423
Stocks - international	2,639			2,639
Mutual funds - equity		247,037		247,037
Mutual funds - fixed		34,014		34,014
Cash and cash equivalents	59,674			59,674
Limited partnerships			206	206
Total	$107,863	$329,412	$206	$437,481

	Non-U.S. Plans
(In thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at May 31, 2017
Pooled equities	$-	$82,626	$-	$82,626
Pooled fixed income		65,649		65,649
Foreign bonds		252		252
Insurance contracts			30,181	30,181
Mutual funds		1,181		1,181
Cash and cash equivalents	39			39
Total	$39	$149,708	$30,181	$179,928

	U.S. Plans
(In thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at May 31, 2016
U.S. Treasury and other government	$-	$9,533	$-	$9,533
State and municipal bonds		532		532
Foreign bonds		1,095		1,095
Mortgage-backed securities		12,289		12,289
Corporate bonds		21,035		21,035
Stocks - large cap	28,686			28,686
Stocks - mid cap	12,350			12,350
Stocks - small cap	24,361			24,361
Stocks - international	3,538			3,538
Mutual funds - equity		165,784		165,784
Mutual funds - fixed		27,611		27,611
Cash and cash equivalents	7,108			7,108
Limited partnerships			294	294
Total	$76,043	$237,879	$294	$314,216

RPM International Inc. and Subsidiaries     57

	Non-U.S. Plans
(In thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at May 31, 2016
Pooled equities	$-	$70,452	$-	$70,452
Pooled fixed income		67,144		67,144
Foreign bonds		231		231
Insurance contracts			30,379	30,379
Mutual funds		1,214		1,214
Cash and cash equivalents	44			44
Total	$44	$139,041	$30,379	$169,464

The following table includes the activity that occurred during the years ended May 31, 2017 and 2016 for our Level 3 assets:

		Actual Return on Plan Assets For:
(In thousands)	Balance at Beginning of Period	Assets Still Held at Reporting Date	Assets Sold During Year	Purchases, Sales and Settlements, net (1)	Balance at End of Period
Year ended May 31, 2017	$ 30,673	1,096	-	(1,382)	$30,387
Year ended May 31, 2016	31,669	191	9	(1,196)	30,673

(1)	Includes the impact of exchange rate changes during the year.

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

The goals of the investment strategy for pension assets include: The total return of the funds shall, over an extended period of time, surpass an index composed of the MSCI World Stock Index (equity), the Barclays Aggregate Bond Index (fixed income), and 30-day Treasury Bills (cash), weighted appropriately to match the asset allocation of the plans. The equity portion of the funds shall surpass the MSCI World Stock Index over a full market cycle, while the fixed income portion shall surpass Barclays Aggregate Bond Index over a full market cycle. The purpose of the core fixed income fund is to increase return in the form of cash flow, provide a hedge against inflation and to reduce the volatility of the fund overall. Therefore, the primary objective of the core fixed income portion is to match the Barclays Aggregate Bond Index. The purpose of including opportunistic fixed income assets such as, but not limited to, global and high yield securities in the portfolio is to enhance the overall risk-return characteristics of the Fund.

In addition to the defined benefit pension plans discussed above, we also sponsor employee savings plans under Section 401(k) of the Internal Revenue Code, which cover most of our employees in the U.S. We record expense for defined contribution plans for any employer matching contributions made in conjunction with services rendered by employees. The majority of our plans provide for matching contributions made in conjunction with services rendered by employees. Matching contributions are invested in the same manner that the participants invest their own contributions. Matching contributions charged to income were $17.4 million, $16.3 million and $14.9 million for the years ending May 31, 2017, 2016 and 2015, respectively.

We expect to pay the following estimated pension benefit payments in the next five years (in millions): $49.9 in 2018, $51.6 in 2019, $55.7 in 2020, $53.6 million in 2021 and $55.7 in 2022. In the five years thereafter (2023-2027) we expect to pay $293.1 million.

NOTE M — POSTRETIREMENT BENEFITS

We sponsor several unfunded-health-care-benefit plans for certain of our retired employees as well as post-retirement life insurance for certain key former employees. Eligibility for these benefits is based upon various requirements. The following table illustrates the effect on operations of these plans for the three years ended May 31, 2017:

	U.S. Plans			Non-U.S. Plans
(In thousands)	2017	2016	2015	2017	2016	2015
Service cost - Benefits earned during the period	$-	$-	$-	$1,097	$1,061	$1,173
Interest cost on the accumulated obligation	229	235	263	854	832	1,155
Amortization of:
Prior service (credit)	(235)	(247)	(247)
Net actuarial (gains) losses			(136)	230	229	391
Net Periodic Postretirement (Benefit) Expense	$(6)	$(12)	$(120)	$2,181	$2,122	$2,719

58    RPM International Inc. and Subsidiaries

The changes in benefit obligations of the plans at May 31, 2017 and 2016 were as follows:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2017	2016	2017	2016
Accumulated postretirement benefit obligation at beginning of year	$7,653	$7,640	$25,420	$24,646
Service cost			1,097	1,061
Interest cost	229	235	854	832
Benefit payments	(2,383)	(251)	(529)	(464)
Actuarial (gains) losses	393	29	1,766	536
Currency exchange rate changes			(740)	(1,191)
Accumulated and accrued postretirement benefit obligation at end of year	$5,892	$7,653	$27,868	$25,420

In determining the postretirement benefit amounts outlined above, measurement dates as of May 31 for each period were applied.

Amounts recognized in the Consolidated Balance Sheets for the years ended May 31, 2017 and 2016 are as follows:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2017	2016	2017	2016
Current liabilities	$(411)	$(455)	$(522)	$(482)
Noncurrent liabilities	(5,481)	(7,198)	(27,346)	(24,938)
Net Amount Recognized	$(5,892)	$(7,653)	$(27,868)	$(25,420)

The following table presents the pretax net actuarial gain (loss) and prior service credits recognized in accumulated other comprehensive income (loss) not affecting retained earnings:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2017	2016	2017	2016
Net actuarial gain (loss)	$(299)	$94	$(7,354)	$(5,986)
Prior service credits	1,107	1,341
Total recognized in accumulated other comprehensive income not affecting retained earnings	$808	$1,435	$(7,354)	$(5,986)

The following table includes the changes recognized in other comprehensive income:
	U.S. Plans		Non-U.S. Plans
(In thousands)	2017	2016	2017	2016
Changes in plan assets and benefit obligations recognized in other comprehensive income:
Prior service cost	$-	$-	$-	$-
Net loss (gain) arising during the year	393	29	1,766	536
Effect of exchange rates on amounts included in AOCI			(168)	(290)
Amounts recognized as a component of net periodic benefit cost:
Amortization or curtailment recognition of prior service credit (cost)	234	247
Amortization or settlement recognition of net gain (loss)	-	-	(230)	(229)
Total recognized in other comprehensive loss (income)	$627	$276	$1,368	$17

The following weighted-average assumptions were used to determine our year-end benefit obligations and net periodic postretirement benefit costs under the plans:
	U.S. Plans		Non-U.S. Plans
Year-End Benefit Obligations	2017	2016	2017	2016
Discount rate	3.61%	3.76%	3.61%	3.92%
Current healthcare cost trend rate	14.75%	10.37%	5.85%	5.98%
Ultimate healthcare cost trend rate	4.36%	4.36%	4.20%	4.20%
Year ultimate healthcare cost trend rate will be realized	2037	2037	2030	2030

		U.S. Plans			Non-U.S. Plans
Net Periodic Postretirement Cost	2017	2016	2015	2017	2016	2015
Discount rate	3.76%	3.95%	4.00%	3.92%	4.00%	4.40%
Healthcare cost trend rate	10.37%	11.34%	12.28%	5.98%	6.06%	6.31%
Ultimate healthcare cost trend rate	4.36%	4.50%	4.50%	4.20%	4.20%	4.20%
Year ultimate healthcare cost trend rate will be realized	2037	2029	2029	2030	2030	2030

RPM International Inc. and Subsidiaries     59

Increasing or decreasing current healthcare cost trend rates by 1% would affect our accumulated postretirement benefit obligation and net postretirement expense by the following amounts for the years ended May 31, 2017 and 2016:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2017	2016	2017	2016
1% Increase in trend rate
Accumulated Benefit Obligation	$229	$313	$6,410	$5,552
Postretirement Cost	9	11	547	504
1% Decrease in trend rate
Accumulated Benefit Obligation	$(201)	$(272)	$(5,016)	$(4,289)
Postretirement Cost	(8)	(9)	(406)	(383)

We expect to pay approximately $0.9 million to $1.3 million in estimated postretirement benefits in each of the next five years. In the five years thereafter (2023-2027) we expect to pay a cumulative total of $7.6 million.

NOTE N — CONTINGENCIES AND OTHER ACCRUED LOSSES

Accrued loss reserves consist of the following:

May 31,	2017	2016
(In thousands)
Accrued product liability reserves	$14,932	$25,100
Accrued warranty reserves	15,701	9,137
Accrued environmental reserves	1,102	1,053
Total accrued loss reserves - Current	$31,735	$35,290
Accrued product liability reserves - noncurrent	$28,222	$29,045
Accrued warranty liability - noncurrent	3,448	4,177
Accrued environmental reserves - noncurrent	1,747	1,676
Total accrued loss reserves - Noncurrent	$33,417	$34,898

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

We also offer warranties on many of our products, as well as long-term warranty programs at certain of our businesses, and have established product warranty liabilities. We review these liabilities for adequacy on a quarterly basis and adjust them as necessary. The primary factors that could affect these liabilities may include changes in performance rates as well as costs of replacement. Provision for estimated warranty costs is recorded at the time of sale and periodically adjusted, as required, to reflect actual experience. It is probable that we will incur future losses related to warranty claims we have received but that have not been fully investigated and related to claims not yet received. While our warranty liabilities represent our best estimates at May 31, 2017, we can provide no assurances that we will not experience material claims in the future or that we will not incur significant costs to resolve such claims beyond the amounts accrued or beyond what we may recover from our suppliers. Product warranty expense is recorded within selling, general and administrative expense.

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

The following table includes the changes in our accrued warranty balances:

Year Ended May 31,	2017	2016	2015
(In thousands)
Beginning Balance	$13,314	$11,663	$14,741
Deductions (1)	(18,269)	(18,061)	(29,543)
Provision charged to SG&A expense	23,862	19,653	23,487
Acquisitions, including SPHC reconsolidation	242	59	2,978
Ending Balance	$19,149	$13,314	$11,663

(1)	Primarily claims paid during the year.

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

We were notified by the SEC on June 24, 2014, that we are the subject of a formal investigation pertaining to the timing of our disclosure and accrual of loss reserves in fiscal 2013 with respect to the previously disclosed U.S. Department Of Justice (the “DOJ”) and the U.S. General Services Administration (the “GSA”) Office of Inspector General investigation into compliance issues relating to Tremco Roofing Division’s GSA contracts. As previously disclosed, our audit committee completed an investigation into the facts and circumstances surrounding the timing of our disclosure and accrual of loss reserves with respect to the GSA and DOJ investigation, and determined that it was appropriate to restate our financial results for the first, second and third quarters of fiscal 2013. These restatements had no impact on our audited financial statements for the fiscal years ended May 31, 2013 or 2014. The audit committee’s investigation concluded that there was no intentional misconduct on the part of any of our officers.

60    RPM International Inc. and Subsidiaries

In connection with the foregoing, on September 9, 2016, the SEC filed an enforcement action against us and our General Counsel. We have cooperated with the SEC’s investigation and believe the allegations in the complaint mischaracterize both our and our General Counsel’s actions in connection with the matters related to our quarterly results in fiscal 2013 and are without merit. We intend to contest the allegations in the complaint vigorously, and both we and our General Counsel filed motions to dismiss the complaint on February 24, 2017.

The action by the SEC could result in sanctions against us and/ or our General Counsel and could impose substantial additional costs and distractions, regardless of its outcome. We have determined that it is probable that we will incur a loss relating to this matter and have estimated a range of potential loss. We have accrued at the low end of the range of loss, as no amount within the range is more likely to occur, and no amount within the estimated range of loss would have a material impact on our consolidated financial condition, results of operations or cash flows.

In December 2014, we received notice of a claim seeking damages against one of our industrial segment subsidiaries alleging failure of a coating system application on a parking garage in Dubai, UAE. During the year ended May 31, 2017, the case settled for an immaterial amount.

A consolidated class-action complaint is pending against Rust-Oleum Corporation (“Rust-Oleum”) seeking to have a class certified and alleging breach of warranty, breach of contract and other claims regarding certain deck coating products of Rust-Oleum. In October 2016, the parties executed a settlement agreement. The court has granted final approval of the settlement. Rust-Oleum has deposited $9.3 million into a settlement fund in satisfaction of the claims. We recorded the amount of the settlement in accrued losses in our Consolidated Balance Sheets and reflected the amount in other expense (income), net, in our Consolidated Statements of Income as of and for the fiscal year ended May 31, 2016.

NOTE O — SEGMENT INFORMATION

We changed the composition of our operating and reportable segments in order to reflect management’s view of the operating results for each segment during the quarter ended August 31, 2016. Under our new composition, we made the determination to move a group of businesses serving the industrial flooring, concrete repair and specialty waterproofing markets out of our specialty reportable segment into our Performance Coatings Group operating segment, which better aligns with our management structure and reports through our industrial reportable segment. For the fiscal year ended May 31, 2016, this group of businesses represented less than 1% of our consolidated net sales, income before income taxes and identifiable assets. Information for all periods presented has been recast to reflect this change.

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

Our consumer reportable segment manufactures and markets professional use and do-it-yourself (“DIY”) products for a variety of mainly consumer applications, including home improvement and personal leisure activities. Our consumer segment’s major manufacturing and distribution operations are located primarily in North America, along with a few locations in Europe and other parts of the world. Our consumer reportable segment products are primarily sold directly to mass merchandisers, home improvement centers, hardware stores, paint stores, craft shops, cosmetic companies and through distributors. This reportable segment comprises three operating segments — Rust-Oleum Group, DAP Group and SPG-Consumer Group. Products within this reportable segment include specialty, hobby and professional paints; nail enamels; caulks; adhesives; silicone sealants and wood stains. Sales to the Home Depot represented less than 10% of our consolidated net sales for fiscal 2017 and 2016, and 10% of our consolidated net sales for fiscal 2015, and 28%, 28% and 29% of our consumer segment net sales for fiscal 2017, 2016 and 2015, respectively.

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

The following tables reflect the results of our reportable segments consistent with our management philosophy, and represent the information we utilize, in conjunction with various strategic, operational and other financial performance criteria, in evaluating the performance of our portfolio of businesses. Information for all periods presented has been recast to reflect the current-year change in the composition of our reportable segments.

Year Ended May 31,	2017	2016	2015
(In thousands)
Net Sales
Industrial	$2,564,202	$2,491,647	$2,581,424
Specialty	713,589	684,564	409,297
Consumer	1,680,384	1,637,438	1,603,829
Total	$4,958,175	$4,813,649	$4,594,550
Income (Loss) Before Income Taxes
Industrial
Income Before Income Taxes (a)	$243,335	$257,180	$251,903
Interest (Expense), Net (b)	(7,985)	(6,071)	(8,282)
EBIT (c)	$251,320	$263,251	$260,185
Specialty
Income Before Income Taxes (a)	$107,904	$107,546	$63,434
Interest (Expense), Net (b)	526	814	626
EBIT (c)	$107,378	$106,732	$62,808
Consumer
Income Before Income Taxes (a)	$58,726	$268,218	$274,001
Interest (Expense), Net (b)	(323)	40	34
EBIT (c)	$59,049	$268,178	$273,967
Corporate/Other
(Expense) Before Income Taxes (a)	$(165,632)	$(149,478)	$(136,085)
Interest (Expense), Net (b)	(75,188)	(76,101)	(61,416)
EBIT (c)	$(90,444)	$(73,377)	$(74,669)
Consolidated
Income Before Income Taxes (a)	$244,333	$483,466	$453,253
Interest (Expense), Net (b)	(82,970)	(81,318)	(69,038)
EBIT (c)	$327,303	$564,784	$522,291
Identifiable Assets
Industrial	$2,382,784	$2,206,062	$2,146,244
Specialty	759,822	754,757	758,020
Consumer	1,821,190	1,734,600	1,626,097
Corporate/Other	126,653	69,550	149,701
Total	$5,090,449	$4,764,969	$4,680,062
Capital Expenditures
Industrial	$65,083	$78,002	$46,975
Specialty	14,104	10,238	6,998
Consumer	45,690	27,269	29,354
Corporate/Other	1,232	1,674	2,036
Total	$126,109	$117,183	$85,363
Depreciation and Amortization
Industrial	$51,529	$47,697	$48,212
Specialty	26,453	25,646	12,619
Consumer	33,374	31,445	32,153
Corporate/Other	5,417	6,251	6,192
Total	$116,773	$111,039	$99,176

(a)	The presentation includes a reconciliation of Income (Loss) Before Income Taxes, a measure defined by Generally Accepted Accounting Principles (GAAP) in the United States, to EBIT.

(b)	Interest (expense), net includes the combination of interest expense and investment expense (income), net.

(c)	EBIT is a non-GAAP measure, and is defined as earnings (loss) before interest and taxes. We evaluate the profit performance of our segments based on income before income taxes, but also look to EBIT as a performance evaluation measure because interest expense is essentially related to acquisitions, as opposed to segment operations. We believe EBIT is useful to investors for this purpose as well, using EBIT as a metric in their investment decisions. EBIT should not be considered an alternative to, or more meaningful than, income before income taxes as determined in accordance with GAAP, since EBIT omits the impact of interest in determining operating performance, which represent items necessary to our continued operations, given our level of indebtedness. Nonetheless, EBIT is a key measure expected by and useful to our fixed income investors, rating agencies and the banking community, all of whom believe, and we concur, that this measure is critical to the capital markets’ analysis of our segments’ core operating performance. We also evaluate EBIT because it is clear that movements in EBIT impact our ability to attract financing. Our underwriters and bankers consistently require inclusion of this measure in offering memoranda in conjunction with any debt underwriting or bank financing. EBIT may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results.

62    RPM International Inc. and Subsidiaries

Year Ended May 31,	2017	2016	2015
(In thousands)
Net Sales (based on shipping location) (a)
United States	$3,269,400	$3,155,810	$2,856,723
Foreign
Canada	321,696	310,817	337,869
Europe	908,799	928,519	941,820
Other Foreign	458,280	418,503	458,138
Total Foreign	1,688,775	1,657,839	1,737,827
Total	$4,958,175	$4,813,649	$4,594,550
Long-Lived Assets (b)
United States	$1,738,180	$1,756,012	$1,693,288
Foreign
Canada	137,211	111,524	114,717
Europe	349,979	271,796	293,685
United Kingdom	199,415	257,935	273,118
Other Foreign	248,435	212,583	202,721
Total Foreign	935,040	853,838	884,241
Total	$2,673,220	$2,609,850	$2,577,529

(a)	It is not practicable to obtain the information needed to disclose revenues attributable to each of our product lines.

(b)	Long-lived assets include all non-current assets, excluding non-current deferred income taxes.

NOTE P — QUARTERLY INFORMATION (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended May 31, 2017 and 2016:

	For Quarter Ended
(In thousands, except per share amounts)	August 31	November 30 (a)	February 28	May 31
2017
Net Sales	$1,252,063	$1,190,770	$1,022,496	$1,492,846
Gross Profit	$552,042	$521,681	$428,573	$663,392
Net Income Attributable to RPM International Inc. Stockholders	$112,769	$(70,926)	$11,928	$128,052
Basic Earnings Per Share	$0.85	$(0.54)	$0.09	$0.96
Diluted Earnings Per Share	$0.83	$(0.54)	$0.09	$0.94
Dividends Per Share	$0.275	$0.300	$0.300	$0.300
(In thousands, except per share amounts)	August 31	November 30	February 29	May 31
2016
Net Sales	$1,242,526	$1,155,984	$988,555	$1,426,584
Gross Profit	$532,958	$493,934	$412,962	$647,194
Net Income Attributable to RPM International Inc. Stockholders	$99,815	$83,433	$18,582	$152,895
Basic Earnings Per Share	$0.76	$0.63	$0.14	$1.16
Diluted Earnings Per Share	$0.74	$0.62	$0.14	$1.13
Dividends Per Share	$0.260	$0.275	$0.275	$0.275
(a)	Reflects the pretax goodwill and intangible asset impairment losses of $188.3 million related to our Kirker reporting unit. Refer to Note B, “Goodwill and Other Intangible Assets,” for further information. Also reflects $12.3 million pretax charge relating to the Flowcrete decision to exit the Middle East.

Quarterly earnings per share may not total to the yearly earnings per share due to the weighted-average number of shares outstanding in each quarter.

RPM International Inc. and Subsidiaries     63

Quarterly Stock Price and Dividend Information

Shares of our common stock are traded on the New York Stock Exchange under the symbol RPM. The high and low sales prices for the shares of common stock, and the cash dividends paid on the common stock, for each quarter of the two most recent fiscal years are set forth in the table below.

Range of Sales Prices and Dividends Paid

Fiscal 2017	High	Low	Dividends paid per share	Fiscal 2016	High	Low	Dividends paid per share
First Quarter	$55.71	$46.53	0.275	First Quarter	$51.27	$40.11	0.260
Second Quarter	$55.92	$46.25	0.300	Second Quarter	$47.48	$40.15	0.275
Third Quarter	$55.33	$50.79	0.300	Third Quarter	$47.79	$36.77	0.275
Fourth Quarter	$56.39	$50.18	0.300	Fourth Quarter	$51.60	$41.03	0.275

Source: New York Stock Exchange

Cash dividends are payable quarterly, upon authorization of the Board of Directors. Regular payment dates are approximately the last day of July, October, January and April.

The number of holders of record of our common stock as of June 29, 2017 was approximately 21,576, in addition to 94,721 beneficial holders.

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

Management assessed the effectiveness of RPM’s internal control over financial reporting as of May 31, 2017. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013 Framework). Based on this assessment, management concluded that, as of May 31, 2017, RPM’s internal control over financial reporting is effective.

The independent registered public accounting firm Deloitte & Touche LLP, has also audited the Company’s internal control over financial reporting as of May 31, 2017 and their report thereon is included on page 67 of this report.

Frank C. Sullivan	Russell L. Gordon
Chairman and Chief Executive Officer	Vice President and Chief Financial Officer

July 24, 2017

RPM International Inc. and Subsidiaries     65

Reports of Independent Registered Public Accounting Firms

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF RPM INTERNATIONAL INC.

We have audited the accompanying consolidated balance sheets of RPM International Inc. and subsidiaries (the “Company”) as of May 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, cash flows, and stockholders’ equity for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of RPM International Inc. and subsidiaries as of May 31, 2017 and 2016, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of May 31, 2017, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 24, 2017, expressed an unqualified opinion on the Company’s internal control over financial reporting based on our audit.

Cleveland, Ohio

July 24, 2017

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS

RPM International Inc. and Subsidiaries

We have audited the accompanying consolidated statement of income, comprehensive income, stockholders’ equity and cash flows of RPM International Inc. and Subsidiaries for the period ended May 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of RPM International Inc. and Subsidiaries for the period ended May 31, 2015, in conformity with U.S. generally accepted accounting principles.

Cleveland, Ohio

July 27, 2015

Except for Notes B and O, as to which the date is

July 24, 2017

66    RPM International Inc. and Subsidiaries

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF RPM INTERNATIONAL INC.

We have audited the internal control over financial reporting of RPM International Inc. and subsidiaries (the “Company”) as of May 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of May 31, 2017, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended May 31, 2017, of the Company and our report dated July 24, 2017, expressed an unqualified opinion on those financial statements.

Cleveland, Ohio

July 24, 2017

RPM International Inc. and Subsidiaries     67

Stockholder Information

World Headquarters

RPM International Inc.

2628 Pearl Road

P.O. Box 777 Medina, OH 44258

Telephone:	330-273-5090 or 800-776-4488
Fax:	330-225-8743
Website:	www.rpminc.com
E-mail:	info@rpminc.com

Annual Meeting

RPM stockholders are invited to attend RPM’s Annual Meeting, which will be held at 2:00 p.m. EDT on Thursday, October 5, 2017 at the Holiday Inn, 15471 Royalton Road, Strongsville, Ohio. Directions can be found on the RPM website.

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

Dividend Payments

Common stock cash dividends are payable quarterly, upon authorization of the Board of Directors. Regular payment dates are typically the 31st of July, October and January and the 30th of April. RPM has increased the cash dividend payments to its stockholders for 43 consecutive years.

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

The paper in this annual report is certified to the Forest Stewardship Council® (FSC®) standards. It was tracked through the FSC chain of custody, which means the forest, paper manufacturer, merchant and printer are all FSC certified. The FSC certification is indicative of the highest social and environmental standards for paper use. More information is available at www.us.fsc.org.

68    RPM International Inc. and Subsidiaries