Form 10-K, Exhibit 13
period 2018-05-31
RPM INTERNATIONAL INC/DE/
filed 2018-07-23
CIK 110621

Exhibit 13.1

RPM INTERNATIONAL INC.

Fiscal 2018
Annual Report

FINANCIAL SECTION CONTENTS

22	Management's Discussion and Analysis
35	Consolidated Financial Statements
40	Notes to Consolidated Financial Statements
72	Quarterly Stock Price and Dividend Information
73	Management's Report on Internal Control
74	Auditor's Reports
76	Stockholder Information

21

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our financial statements include all of our majority-owned subsidiaries. Investments in less-than-majority-owned joint ventures over which we have the ability to exercise significant influence are accounted for under the equity method. Preparation of our financial statements requires the use of estimates and assumptions that affect the reported amounts of our assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We continually evaluate these estimates, including those related to our allowances for doubtful accounts; inventories; allowances for recoverable taxes; uncertain tax positions; useful lives of property, plant and equipment; goodwill and other intangible assets; environmental, warranties and other contingent liabilities; income tax valuation allowances; pension plans; and the fair value of financial instruments. We base our estimates on historical experience, our most recent facts and other assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of our assets and liabilities. Actual results, which are shaped by actual market conditions, may differ materially from our estimates.

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

22    RPM International Inc. and Subsidiaries

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

During the second quarter of fiscal 2017, we performed an interim impairment test for goodwill and, accordingly, we recorded a loss totaling $188.3 million for the impairment of goodwill and intangibles at our Kirker reporting unit. Refer to Note C, “Goodwill and Other Intangible Assets,” for further discussion.

Our required annual goodwill impairment analysis for fiscal 2018 and 2017, performed as of March 1st each year, did not result in any indicators of impairment. Should the future earnings and cash flows at our reporting units decline and/or discount rates increase, future impairment charges to goodwill and other intangible assets may be required.

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

Additionally, we test all indefinite-lived intangible assets for impairment at least annually during our fiscal fourth quarter. We follow the guidance provided by ASC 350 that simplifies how an entity tests indefinite-lived intangible assets for impairment. It provides an option to first assess qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount. As described further in Note C, “Goodwill and Other Intangible Assets,” we performed an interim impairment test for our Restore tradename during the third quarter of fiscal 2017, which resulted in a loss totaling $4.9 million. Our required annual impairment tests of each of our indefinite-lived intangible assets performed during fiscal 2018 and 2017 did not result in any additional impairment loss.

Derivatives and Hedging

We are exposed to market risks, such as changes in foreign currency exchange rates and interest rates. To manage the volatility related to these exposures, from time to time, we enter into various derivative transactions. We use various types of derivative instruments, including forward contracts and swaps. We formally assess, designate and document, as a hedge of an underlying exposure, each qualifying derivative instrument that will be accounted for as an accounting hedge at inception. Additionally, we assess, both at inception and at least quarterly thereafter, whether the financial instruments used in the hedging transaction are effective at offsetting changes in either the fair values or cash flows of the underlying exposures. The effective portion of the derivative’s net gain or loss is initially reported as a component of accumulated other comprehensive income, and upon occurrence of the forecasted transaction, is subsequently reclassified to the line item in our Consolidated Statements of Income to which the hedged transaction relates.

RPM International Inc. and Subsidiaries     23

We also use foreign currency forward contracts to hedge certain balance sheet exposures. These forward contracts are not designated as hedges for accounting purposes, and any net gain or loss associated with these derivatives is reported in other (income) expense on our Consolidated Statements of Income.

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

Contingencies

We are party to various claims and lawsuits arising in the normal course of business. Although we cannot precisely predict the amount of any liability that may ultimately arise with respect to any of these matters, we record provisions when we consider the liability probable and estimable. Our provisions are based on historical experience and legal advice, reviewed quarterly and adjusted according to developments. In general, our accruals, including our accruals for environmental, warranty and tax liabilities, discussed further below, represent the best estimate of a range of probable losses. Estimating probable losses requires the analysis of multiple factors that often depend on judgments about potential actions by third parties, such as regulators, courts, and state and federal legislatures. Changes in the amounts of our loss provisions, which can be material, affect our Consolidated Statements of Income. To the extent there is a reasonable possibility that potential losses could exceed the amounts already accrued, we believe that the amount of any such additional loss would be immaterial to our results of operations, liquidity and consolidated financial position. We evaluate our accruals at the end of each quarter, or sometimes more frequently, based on available facts, and may revise our estimates in the future based on any new information that becomes available.

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

We offer warranties on many of our products, as well as long-term warranty programs at certain of our businesses, and thus have established corresponding warranty liabilities. Warranty expense is impacted by variations in local construction practices, installation conditions, and geographic and climate differences. Although we believe that appropriate liabilities have been recorded for our warranty expense, actual results may differ materially from our estimates.

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

We also maintain accruals for estimated income tax exposures for many different jurisdictions. Tax exposures are settled primarily through the resolution of audits within each tax jurisdiction or the closing of a statute of limitation. Tax exposures and actual income tax liabilities can also be affected by changes in applicable tax laws, retroactive tax law changes or other factors, which may cause us to believe revisions of past estimates are appropriate. Although we believe that appropriate liabilities have been recorded for our income tax expense and income tax exposures, actual results may differ materially from our estimates.

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

24    RPM International Inc. and Subsidiaries

Inventories

Inventories are stated at the lower of cost or net realizable value, with cost being determined on a first-in, first-out (FIFO) basis and net realizable value being determined on the basis of replacement cost. Inventory costs include raw materials, labor and manufacturing overhead. We review the net realizable value of our inventory in detail on an on-going basis, with consideration given to various factors, which include our estimated reserves for excess, obsolete, slow-moving or distressed inventories. If actual market conditions differ from our projections, and our estimates prove to be inaccurate, write-downs of inventory values and adjustments to cost of sales may be required. Historically, our inventory reserves have approximated actual experience.

Marketable Securities

Marketable securities, included in other current and long-term assets, are composed of available-for-sale and trading securities and are reported at fair value. Realized gains and losses on sales of investments are recognized in net income on the specific identification basis. Changes in fair values of securities that are considered temporary are recorded as unrealized gains and losses, net of applicable taxes, in accumulated other comprehensive income (loss) within stockholders’ equity. Other-than-temporary declines in market value from original cost are reflected in investment income, net in the period in which the unrealized losses are deemed other than temporary. In order to determine whether an other-than-temporary decline in market value has occurred, the duration of the decline in value and our ability to hold the investment to recovery are considered in conjunction with an evaluation of the strength of the underlying collateral and the extent to which the investment’s amortized cost or cost, as appropriate, exceeds its related market value.

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

Changes in our key plan assumptions would impact net periodic benefit expense and the projected benefit obligation for our defined benefit and various postretirement benefit plans. Based upon May 31, 2018 information, the following tables reflect the impact of a 1% change in the key assumptions applied to our defined benefit pension plans in the U.S. and internationally:

	U.S.		International
(In millions)	1% Increase	1% Decrease	1% Increase	1% Decrease
Discount Rate
Increase (decrease) in expense in FY 2018	$(4.5)	$5.5	$(1.4)	$1.8
Increase (decrease) in obligation as of May 31, 2018	$(51.0)	$60.7	$(27.5)	$35.3
Expected Return on Plan Assets
Increase (decrease) in expense in FY 2018	$(4.1)	$4.1	$(1.9)	$1.9
Increase (decrease) in obligation as of May 31, 2018	N/A	N/A	N/A	N/A
Compensation Increase
Increase (decrease) in expense in FY 2018	$5.4	$(4.8)	$1.2	$(1.1)
Increase (decrease) in obligation as of May 31, 2018	$26.4	$(23.6)	$5.8	$(5.0)

Based upon May 31, 2018 information, the following table reflects the impact of a 1% change in the key assumptions applied to our various postretirement health care plans:

	U.S.		International
(In millions)	1% Increase	1% Decrease	1% Increase	1% Decrease
Discount Rate
Increase (decrease) in expense in FY 2018	$-	$-	$(0.5)	$0.7
Increase (decrease) in obligation as of May 31, 2018	$(0.4)	$0.5	$(5.5)	$7.2
Healthcare Cost Trend Rate
Increase (decrease) in expense in FY 2018	$-	$-	$0.7	$(0.5)
Increase (decrease) in obligation as of May 31, 2018	$0.2	$(0.2)	$7.0	$(5.4)

RPM International Inc. and Subsidiaries     25

BUSINESS SEGMENT INFORMATION

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

Our industrial reportable segment products are sold throughout North America and also account for the majority of our international sales. Our industrial product lines are sold directly to contractors, distributors and end-users, such as industrial manufacturing facilities, public institutions and other commercial customers. The industrial reportable segment comprises three separate operating segments: Tremco Group, tremco illbruck Group and Performance Coatings Group. Products and services within this reportable segment include construction chemicals, roofing systems, weatherproofing and other sealants, and polymer flooring.

Our consumer reportable segment manufactures and markets professional use and do-it-yourself (“DIY”) products for a variety of mainly consumer applications, including home improvement and personal leisure activities. Our consumer segment’s major manufacturing and distribution operations are located primarily in North America, along with a few locations in Europe and other parts of the world. Our consumer reportable segment products are primarily sold directly to mass merchandisers, home improvement centers, hardware stores, paint stores, craft shops, cosmetic companies and through distributors. This reportable segment comprises three operating segments: Rust-Oleum Group, DAP Group and SPG-Consumer Group. Products within this reportable segment include specialty, hobby and professional paints; nail enamels; caulks; adhesives; silicone sealants; cleaners; floor sealers and wood stains.

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

In addition to our three reportable segments, there is a category of certain business activities and expenses, referred to as corporate/other, that does not constitute an operating segment. This category includes our corporate headquarters and related administrative expenses, results of our captive insurance companies, gains or losses on the sales of certain assets, and other expenses not directly associated with any reportable segment. Assets related to the corporate/other category consist primarily of investments, prepaid expenses and headquarters’ property and equipment. These corporate and other assets and expenses reconcile reportable segment data to total consolidated income before income taxes, interest expense and earnings before interest and taxes.

We reflect income from our joint ventures on the equity method and receive royalties from our licensees.

26    RPM International Inc. and Subsidiaries

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

SEGMENT INFORMATION

(In thousands)

Year Ended May 31,	2018	2017	2016
Net Sales
Industrial	$2,814,755	$2,564,202	$2,491,647
Consumer	1,754,339	1,680,384	1,637,438
Specialty	752,549	713,589	684,564
Total	$5,321,643	$4,958,175	$4,813,649
Income Before Income Taxes (a)
Industrial Segment
Income Before Income Taxes (a)	$270,792	$243,335	$257,180
Interest (Expense), Net (b)	(10,507)	(7,985)	(6,071)
EBIT (c)	$281,299	$251,320	$263,251
Consumer Segment
Income Before Income Taxes (a)	$171,874	$58,726	$268,218
Interest Income (Expense), Net (b)	(713)	(323)	40
EBIT (c)	$172,587	$59,049	$268,178
Specialty Segment
Income Before Income Taxes (a)	$123,307	$107,904	$107,546
Interest Income (Expense), Net (b)	876	526	814
EBIT (c)	$122,431	$107,378	$106,732
Corporate/Other
(Expense) Before Income Taxes (a)	$(148,925)	$(165,632)	$(149,478)
Interest (Expense), Net (b)	(73,761)	(75,188)	(76,101)
EBIT (c)	$(75,164)	$(90,444)	$(73,377)
Consolidated
Income Before Income Taxes (a)	$417,048	$244,333	$483,466
Interest (Expense), Net (b)	(84,105)	(82,970)	(81,318)
EBIT (c)	$501,153	$327,303	$564,784

(a)	The presentation includes a reconciliation of Income (Loss) Before Income Taxes, a measure defined by Generally Accepted Accounting Principles (“GAAP”) in the U.S., to EBIT.

(b)	Interest (expense), net includes the combination of interest expense and investment expense (income), net.

(c)

EBIT is a non-GAAP measure, and is defined as earnings (loss) before interest and taxes. We evaluate the profit performance of our segments based on income before income taxes, but also look to EBIT as a performance evaluation measure because interest expense is essentially related to acquisitions, as opposed to segment operations. We believe EBIT is useful to investors for this purpose as well, using EBIT as a metric in their investment decisions. EBIT should not be considered an alternative to, or more meaningful than, income before income taxes as determined in accordance with GAAP, since EBIT omits the impact of interest in determining operating performance, which represents items necessary to our continued operations, given our level of indebtedness. Nonetheless, EBIT is a key measure expected by and useful to our fixed income investors, rating agencies and the banking community, all of whom believe, and we concur, that this measure is critical to the capital markets’ analysis of our segments’ core operating performance. We also evaluate EBIT because it is clear that movements in EBIT impact our ability to attract financing. Our underwriters and bankers consistently require inclusion of this measure in offering memoranda in conjunction with any debt underwriting or bank financing. EBIT may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results.

RESULTS OF OPERATIONS

Fiscal 2018 Compared with Fiscal 2017

Net Sales Consolidated net sales of $5.32 billion for fiscal 2018 grew by approximately 7.3% from net sales of $4.96 billion for fiscal 2017. Acquisitions added 3.6%, while organic sales, which include the impact of price and volume, improved by 2.0%. Consolidated net sales for fiscal 2018 also reflect a favorable foreign exchange impact of 1.7%.

Industrial segment net sales for fiscal 2018 grew by 9.8% to $2.81 billion, from net sales of $2.56 billion during fiscal 2017. The improvement was primarily due to organic growth of 4.4% during fiscal 2018 resulting from improved performance by our roofing and flooring businesses. This performance was slightly offset by a continued downturn in our businesses, which continue to be impacted by recession and political unrest in Brazil, as well as overall flat performance for our companies serving oil and gas markets. Recent acquisitions contributed 3.0% to net sales during fiscal 2018. Favorable foreign exchange impacted net sales by 2.4% during fiscal 2018.

Consumer segment net sales for fiscal 2018 grew by 4.4% to $1.75 billion, primarily due to growth in net sales from recent acquisitions of 5.2%. This segment had a 1.7% decline in organic sales during fiscal 2018 versus fiscal 2017, due to poor spring weather as well as the timing of shipments, inventory adjustments and softer consumer takeaway at our larger retail customers, which continued to impact this segment throughout fiscal 2018. Slightly favorable foreign currency impacted net sales in the consumer segment by 0.9% during fiscal 2018 versus fiscal 2017.

Specialty segment net sales for fiscal 2018 grew by 5.5% to $752.5 million. Recent acquisitions provided 2.6% of the growth in net sales, while organic growth provided 2.0% during fiscal 2018, in spite of the loss of sales associated with the fiscal 2017 closure of an unprofitable European manufacturing facility and reduced revenue associated with a patent expiration. Organic growth in net sales was driven by our businesses serving the water damage restoration and equipment markets, as well as increases in specialty OEM industrial coatings. Foreign currency had a slightly favorable impact on specialty segment net sales during fiscal 2018 by 0.9%.

RPM International Inc. and Subsidiaries     27

Gross Profit Margin Our consolidated gross profit margin of 41.0% of net sales for fiscal 2018 compares to a consolidated gross profit margin of 43.7% for the comparable period a year ago. This gross profit decline of approximately 2.7% of net sales primarily reflects current-year margins that were burdened by the impact of overall higher raw material costs for approximately 150 basis points (“bps”). Additionally, in relation to our restructuring initiatives undertaken during the fourth quarter of fiscal 2018, as further described in Note B, “Restructuring,” inventory-related charges totaling 70 bps impacted the current-year gross profit margin, which included product line and SKU rationalization and related obsolete inventory identification at our consumer segment and inventory write-offs in connection with restructuring activities at our industrial segment. The remainder of the decline in gross profit margin resulted from an unfavorable mix of product sold this year versus last year. We anticipate that rising raw material prices will continue to trend upward due to higher petrochemical costs and rising global demand.

Selling, General and Administrative (“SG&A”) Expense Our consolidated SG&A expense increased by approximately $19.6 million during fiscal 2018 versus fiscal 2017, but improved to 31.3% of net sales for fiscal 2018 from 33.1% of net sales for fiscal 2017, resulting primarily from the 7.3% increase in net sales during fiscal 2018, combined with tighter cost controls during fiscal 2018 and the benefit from severance actions taken during fiscal 2017 across each of our segments. During fiscal 2017, we made a decision to exit our Flowcrete polymer flooring business located in the Middle East and, in connection with that decision, we performed an additional review of the collectibility of accounts receivable, which resulted in a loss of $11.4 million for increased bad debt reserves during fiscal 2017. During fiscal 2018, we made a decision to exit our Flowcrete business located in China and, in connection with that decision, we incurred a loss of $4.2 million. Also during fiscal 2018, we incurred approximately $1.5 million of professional fees in connection with the negotiation of an activist shareholder cooperation agreement. Additional SG&A expense incurred from companies acquired during the last 12 months approximated $43.6 million during fiscal 2018. There was also higher distribution and commission expense on higher sales volume during fiscal 2018 versus last year, which was partially offset by lower professional services and bad debt expense. Lastly, warranty expense for fiscal 2018 decreased by approximately $5.9 million from the amount recorded during fiscal 2017, and it is typical that warranty expense will fluctuate from period to period.

Our industrial segment SG&A was approximately $37.7 million higher for fiscal 2018 versus fiscal 2017, due to higher distribution and commission expense, $5.3 million of additional unfavorable transactional foreign exchange expense and recent acquisitions, which increased SG&A expense in this segment by approximately $21.8 million. SG&A decreased as a percentage of net sales, which reflects the industrial segment’s solid 9.8% growth in net sales combined with overall tighter cost controls during fiscal 2018, reduced warranty and bad debt expense, and the benefit from severance actions taken during fiscal 2017. We will continue to focus on improving operating leverage throughout the industrial segment. As previously discussed, in connection with the decision to exit the Flowcrete China and Flowcrete Middle East businesses, we incurred losses of $4.2 million and $11.4 million during fiscal 2018 and 2017, respectively.

Our consumer segment SG&A increased by approximately $7.0 million during fiscal 2018 versus fiscal 2017, due to recent acquisitions and higher advertising and promotional expenses, which increased SG&A expense in this segment by approximately $19.0 million. SG&A decreased as a percentage of net sales, reflecting overall tighter cost controls during fiscal 2018 and the benefit from severance actions taken during fiscal 2017.

Our specialty segment SG&A was approximately $7.6 million lower during fiscal 2018 versus fiscal 2017, and decreased as a percentage of net sales, which reflects this segment’s 5.5% growth in net sales combined with overall tighter cost controls during fiscal 2018 and the benefit from severance actions taken during fiscal 2017. This segment also benefited from lower SG&A in connection with the fiscal 2017 closure of an unprofitable European manufacturing facility. During fiscal 2018, recent acquisitions increased SG&A expense in this segment by approximately $2.7 million.

SG&A expenses in our corporate/other category of $73.0 million during fiscal 2018 decreased by $17.4 million from $90.4 million recorded during fiscal 2017, resulting primarily from lower incentive compensation and pension expense, as well as lower legal and acquisition-related professional fees.

We recorded total net periodic pension and postretirement benefit costs of $43.4 million and $59.1 million for fiscal 2018 and 2017, respectively. The $15.7 million decrease in pension expense resulted from an approximate $8.0 million decline in net actuarial losses recognized during fiscal 2018 versus fiscal 2017, principally from a change in estimate for lump sum valuations, which were updated to incorporate future expectations of interest rates. There was also a higher expected return on increased plan assets during fiscal 2018 versus fiscal 2017 for approximately $8.5 million, which was partially offset by higher service costs of $1.0 million during fiscal 2018.

We expect that pension and postretirement expenses will fluctuate on a year-to-year basis, depending primarily upon the investment performance of plan assets and potential changes in interest rates, which may have a material impact on our consolidated financial results in the future. A decrease of 1% in the discount rate or the expected return on plan assets assumptions would result in $8.0 million and $6.0 million higher expense, respectively. The assumptions and estimates used to determine the discount rate and expected return on plan assets are more fully described in Note N, “Pension Plans,” and Note O, “Postretirement Benefits,” to our Consolidated Financial Statements. Further discussion and analysis of the sensitivity surrounding our most critical assumptions under our pension and postretirement plans is discussed on page 25 of this report under, “Critical Accounting Policies and Estimates — Pension and Postretirement Plans.”

Restructuring Expense As described in Note B, “Restructuring,” to the Consolidated Financial Statements, during the fourth quarter of fiscal 2018, we recorded restructuring charges of $17.5 million, which were the result of our implementation of the first phase of a multi-year restructuring plan, the 2020 Margin Acceleration Plan (“2020 MAP to Growth”), which initially focused upon strategic shifts in operations at our consumer and industrial segments. These charges were associated with the closure of certain facilities as well as the elimination of duplicative headcount and infrastructure associated with certain of our businesses. For additional information, refer to Note B to the Consolidated Financial Statements.

Goodwill and Other Intangible Asset Impairments As described in Note C, “Goodwill and Other Intangible Assets,” to the Consolidated Financial Statements, we recorded impairment charges related to a reduction of the carrying value of goodwill and other intangible assets totaling $193.2 million during fiscal 2017. For additional information, refer to Note C to the Consolidated Financial Statements.

Interest Expense Interest expense was $104.5 million for fiscal 2018 versus $97.0 million for fiscal 2017. Higher average borrowings, related to recent acquisitions, increased interest expense during fiscal 2018 by approximately $3.6 million versus fiscal 2017. Excluding acquisition-related borrowings, which carried lower average interest financing costs, higher

28    RPM International Inc. and Subsidiaries

average borrowings year-over-year increased interest expense by approximately $4.0 million during fiscal 2018 compared with fiscal 2017.

Investment (Income), Net Net investment income of approximately $20.4 million for fiscal 2018 compares to net investment income of $14.0 million during fiscal 2017. Dividend and interest income totaled $8.7 million and $6.2 million for fiscal 2018 and 2017, respectively. Net realized gains on the sales of investments totaled $11.7 million during fiscal 2018, while those gains were $8.2 million during fiscal 2017. Impairments recognized on securities that management has determined are other-than-temporary declines in value approximated $0.4 million during fiscal 2017, while there were no such losses for fiscal 2018.

Income Before Income Taxes (“IBT”) Our consolidated pretax income for fiscal 2018 of $417.0 million compares with pretax income of $244.3 million for fiscal 2017.

Our industrial segment had pretax income of $270.8 million, or 9.6% of net sales, for fiscal 2018, versus pretax income of $243.3 million, or 9.5% of net sales, for fiscal 2017. Our industrial segment results reflect the impact of 9.8% growth in net sales during fiscal 2018, offset primarily by the impact from higher raw material costs, distribution expense and disappointing results in Latin America. Our consumer segment pretax income approximated $171.9 million, or 9.8% of net sales for fiscal 2018, compared to a pretax income for fiscal 2017 of $58.7 million. During fiscal 2017, this segment recorded goodwill and other intangible asset impairment losses of $193.2 million. Our specialty segment had pretax income of $123.3 million, or 16.4% of net sales for fiscal 2018, versus pretax income of $107.9 million, or 15.1% of net sales, for fiscal 2017, reflecting leverage on 5.5% growth in net sales during fiscal 2018, combined with the benefit from the closure of an unprofitable European manufacturing facility and severance actions taken during fiscal 2017. As previously reported, an edible coatings patent expired in the U.S. during August 2017 and, as a result, the unfavorable impact of the patent expiration on fiscal 2018 pretax income approximated $8.0 million. The impact was less than anticipated due to higher customer retention.

Income Tax Rate On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Act”). The income tax effects of changes in tax laws are recognized in the period when enacted. The Act provides for numerous significant tax law changes and modifications with varying effective dates. Provisions of the Act that impact fiscal 2018 include reducing the corporate income tax rate from 35% to 21%, creating a territorial tax system (with a one-time mandatory transition tax on unremitted earnings of foreign subsidiaries), and a provision allowing for immediate capital expensing of certain qualified property. The corporate tax rate reduction was effective for RPM as of January 1, 2018 and, accordingly, reduced our current fiscal year federal statutory rate to a blended rate of approximately 29.2%.

Subsequent to the enactment of the Act, the SEC issued Staff Accounting Bulletin No. 118 (“SAB 118”), which provides guidance on accounting for the tax effects of the Act. SAB 118 provides a measurement period that should not extend beyond one year from the Act’s enactment date for companies to complete the applicable accounting under ASC 740. In accordance with SAB 118 and based on the information available as of May 31, 2018, we recorded a net provisional income tax expense of $7.3 million as a result of the Act being enacted during this fiscal year. The net provisional income tax expense is comprised of a benefit of $15.7 million related to the provisional remeasurement of our U.S. deferred tax assets and liabilities at the reduced U.S. corporate tax rates, a provisional expense of $67.9 million for the transition tax on unremitted earnings from foreign subsidiaries, and a provisional benefit of $44.9 million for the partial reversal of previously recorded deferred tax liability for the estimated tax cost associated with unremitted foreign earnings not considered indefinitely reinvested.

The effective income tax rate was 18.7% for fiscal 2018 compared to an effective income tax rate of 24.4% for fiscal 2017. The reduction in the effective tax rate is primarily attributable to the U.S. statutory income tax rate reduction included in the Act, a reduction to our deferred tax liability for foreign unremitted earnings, and the reversal of valuation allowances in fiscal 2018 associated with capital loss carryforwards. The year-over-year reduction in our effective income tax rate was partially offset by a decrease in excess tax benefits associated with equity compensation for this fiscal year, as well as for the provisional expense recorded in fiscal 2018 for the transition tax on previously deferred foreign earnings. Certain of these favorable adjustments are non-recurring and, as a result, we expect the effective income tax rate to increase in fiscal 2019.

Refer to Note H, “Income Taxes,” to the Consolidated Financial Statements for additional disclosures and discussion regarding the Act.

Net Income Net income of $339.3 million for fiscal 2018 compares to net income of $184.7 million for fiscal 2017. Net income attributable to noncontrolling interests approximated $1.5 million and $2.9 million for fiscal 2018 and 2017, respectively. Net income attributable to RPM International Inc. stockholders for fiscal 2018 was $337.8 million, or 6.3% of consolidated net sales, which compares to net income of $181.8 million, or 3.7% of consolidated net sales for fiscal 2017.

Diluted earnings per share of common stock for fiscal 2018 of $2.50 compares with diluted earnings per share of common stock of $1.36 for fiscal 2017.

Fiscal 2017 Compared with Fiscal 2016

Net Sales Consolidated net sales of $4.96 billion for fiscal 2017 grew by approximately 3.0% from net sales of $4.81 billion for fiscal 2016. Organic sales improved 1.6%, while acquisitions added 3.1%. Consolidated net sales for fiscal 2017 were offset by an unfavorable foreign exchange impact of 1.7%, primarily due to the devaluation of the British Pound.

Industrial segment net sales grew by 2.9% to $2.56 billion during fiscal 2017 versus net sales of $2.49 billion during fiscal 2016. Growth in this segment was primarily the result of acquisitions completed during fiscal 2017, which contributed 2.9% to net sales. Organic growth in sales was 2.0%, which was entirely offset by unfavorable foreign exchange, which impacted net sales by 2.0% during fiscal 2017.

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

Gross Profit Margin Our consolidated gross profit margin improved slightly to 43.7% of net sales for fiscal 2017 from a consolidated gross profit margin of 43.4% for fiscal 2016. Items that favorably impacted our fiscal 2017 gross profit margin versus fiscal 2016 included overall lower manufacturing costs for 0.3% and an approximate impact of 0.4% from price increases recently implemented, particularly in certain international markets where margins had been unfavorably impacted by

RPM International Inc. and Subsidiaries     29

the strengthening U.S. dollar. Items that unfavorably impacted our fiscal 2017 gross profit margin versus fiscal 2016 included the impact of fiscal 2017 acquisitions and associated inventory step-up expense for 0.3%, with the remaining 0.1% impact resulting from unfavorable foreign exchange.

SG&A Expense Our consolidated SG&A expense increased by approximately $122.6 million during fiscal 2017 versus fiscal 2016, and increased to 33.1% of net sales from 31.6% of net sales for fiscal 2016. The main source of the increase was the number of companies acquired during fiscal 2017, which added approximately $36.2 million to SG&A expense. During the second quarter of fiscal 2017, we made the decision to exit the Flowcrete polymer flooring business located in the Middle East. In connection with the decision to exit that business, we determined it was appropriate to reassess the collectibility of accounts receivable and, accordingly, we incurred a loss of $11.4 million for increased bad debt reserves. We also incurred higher severance expense versus fiscal 2016 for approximately $23.1 million, which includes $3.6 million in relation to the closing of a European manufacturing facility. Additionally, during fiscal 2017, SG&A increased due to higher compensation, commissions, distribution expense and professional services expense. Warranty expense for the year ended May 31, 2017 increased by approximately $4.2 million from the amount recorded during fiscal 2016, and it is typical that warranty expense will fluctuate from period to period. Partially offsetting those increased expenses was the impact of approximately $0.3 million of unfavorable transactional foreign exchange during fiscal 2017 versus approximately $7.5 million of expense during fiscal 2016. Additionally, SG&A expense during fiscal 2016 was reduced by a $14.5 million reversal of a contingent consideration obligation.

Our industrial segment SG&A increased by approximately $43.8 million for fiscal 2017 versus fiscal 2016, and increased as a percentage of net sales as well. Acquisitions completed during fiscal 2017 increased SG&A expense in this segment by approximately $19.5 million. During the second quarter of fiscal 2017, we made the decision to exit the Flowcrete polymer flooring business located in the Middle East. In connection with the decision to exit that business, we reassessed the collectibility of accounts receivable and, accordingly, we incurred a loss of $11.4 million for increased bad debt reserves. Additionally, during fiscal 2017, there were increases in compensation, professional services expense and warranty expense. We incurred approximately $16.1 million of higher severance expense during fiscal 2017 versus fiscal 2016. Partially offsetting these increased expenses was the impact of approximately $0.9 million of favorable transactional foreign exchange during fiscal 2017 versus the unfavorable impact of $3.0 million during fiscal 2016.

Our specialty segment SG&A was approximately $7.7 million higher during fiscal 2017 versus fiscal 2016, and was slightly lower as a percentage of net sales. Reflected in the increased expense was higher employee compensation and benefits expense versus fiscal 2016, partially offset by a favorable impact from translational foreign exchange. Acquisitions completed during fiscal 2017 increased SG&A expense in this segment by approximately $5.6 million. Additionally, we incurred severance expense for approximately $3.6 million in relation to the closing of a European manufacturing facility.

Our consumer segment SG&A increased by approximately $54.0 million during fiscal 2017 versus fiscal 2016, and was higher as a percentage of net sales, reflecting higher distribution expense. Acquisitions completed during fiscal 2017 increased SG&A expense in this segment by approximately $11.1 million. Additionally, during fiscal 2017, there was higher compensation and employee benefits expense, higher freight expense, as well as increased professional services expense, some of which related to acquisitions, versus fiscal 2016. Additionally, severance expense was approximately $5.0 million higher in fiscal 2017 versus fiscal 2016. Lastly, SG&A expense during fiscal 2016 was reduced by a $14.5 million reversal of a contingent consideration obligation.

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

Goodwill and Other Intangible Asset Impairments As described in Note C, “Goodwill and Other Intangible Assets,” to the consolidated financial statements, we recorded impairment charges related to a reduction of the carrying value of goodwill and other intangible assets totaling $193.2 million during the year ended May 31, 2017. For additional information, refer to Note C to the Consolidated Financial Statements and the Critical Accounting Policies discussed herein.

Interest Expense Interest expense was $97.0 million for fiscal 2017 versus $91.7 million for fiscal 2016. Higher average borrowings, related to acquisitions completed during fiscal 2017, increased interest expense during fiscal 2017 by approximately $3.2 million versus fiscal 2016. Excluding acquisition-related borrowings, lower average borrowings year-over-year decreased interest expense by approximately $5.0 million. Higher interest rates, which averaged 4.27% overall for fiscal 2017 compared with 4.11% for fiscal 2016, increased interest expense by approximately $7.1 million during fiscal 2017 versus fiscal 2016.

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

Other Expense (Income), Net Other expense of $1.7 million for fiscal 2017 compared with other income of $1.3 million for fiscal 2016. Other expense (income), net includes net royalty expense of approximately $2.7 million for fiscal 2017, while fiscal 2016 net royalty expense was $2.0 million. Also included in this balance is our equity in earnings of unconsolidated affiliates totaling approximately $1.0 million and $2.1 million for fiscal 2017 and 2016, respectively. Additionally, during the fourth quarter of fiscal 2016, we incurred a legal settlement charge of approximately $9.3 million, which was in relation to certain deck coating products. Lastly, during fiscal 2016 we acquired the remaining 51% interest in our Chinese joint venture, Carboline Dalian Paint Production Co., Ltd. (“Carboline Dalian”), which increased our ownership to 100%. During the fourth quarter of fiscal 2016, we retained an independent, third-party valuation firm to assist us in determining the fair value of Carboline Dalian and, as proscribed by ASC 805, we recorded a remeasurement gain for approximately $8.0 million during fiscal 2016.

30    RPM International Inc. and Subsidiaries

IBT Our consolidated pretax income for fiscal 2017 of $244.3 million compares with $483.5 million for fiscal 2016.

Our industrial segment had pretax income of $243.3 million, or 9.5% of net sales, for fiscal 2017, versus pretax income of $257.2 million, or 10.3% of net sales, for fiscal 2016. Our specialty segment had pretax income of $107.9 million, or 15.1% of net sales, for fiscal 2017, versus pretax income of $107.5 million, or 15.7% of net sales, for fiscal 2016. During the first half of fiscal 2018, an edible coatings patent expired in the U.S. and, as a result, we anticipated the impact of the patent expiration on fiscal 2018 IBT to approximate at least $10.0 million. Our consumer segment pretax income of $58.7 million for fiscal 2017 compares with fiscal 2016 pretax income of $268.2 million, primarily as a result of fiscal 2017 goodwill and other intangible asset impairment charges totaling $193.2 million, as discussed previously.

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

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

Fiscal 2018 Compared with Fiscal 2017

Approximately $390.4 million of cash was provided by operating activities during fiscal 2018, compared with $386.1 million of cash provided by operating activities during fiscal 2017.

The net change in cash from operations includes the change in net income, which increased by $154.6 million during fiscal 2018 versus fiscal 2017. During fiscal 2018, we recorded $17.5 million of restructuring expense, $36.5 million in charges related to product line and SKU rationalization and related obsolete inventory at our consumer segment and $1.2 million of inventory charges related to restructuring activities at our industrial segment. Also during fiscal 2018, we incurred a loss of $4.2 million in connection with the decision to exit Flowcrete China. During fiscal 2017, we recorded goodwill and other intangible asset impairment charges of $193.2 million, $12.3 million in charges related to the decision to exit the Flowcrete Middle East polymer flooring business and $4.2 million in charges related to the closure of a European manufacturing facility. Changes in working capital accounts and all other accruals provided approximately $62.6 million more cash flow during fiscal 2018 versus fiscal 2017.

The change in accounts receivable during fiscal 2018 used approximately $100.5 million more cash than fiscal 2017. Days sales outstanding (“DSO”) at May 31, 2018 increased to 60.8 days from 56.6 days at May 31, 2017, reflecting the change in mix toward our industrial segment.

During fiscal 2018, we spent approximately $36.6 million less cash for inventory compared to our spending during fiscal 2017. This resulted from the combination of timing of purchases by retail customers and a strategic redirection at certain businesses in our consumer segment, which resulted in product rationalization. Days inventory outstanding (“DIO”) at May 31, 2018 decreased to 79.9 days from 85.5 days at May 31, 2017.

The change in accounts payable during fiscal 2018 provided approximately $35.4 million more cash than during fiscal 2017, resulting principally from the timing of certain payments. Other accruals and prepaids, including those for other short-term and long-term items and changes in accrued loss reserves, provided $92.2 million more cash during fiscal 2018 versus fiscal 2017, primarily from the higher pension contributions during fiscal 2017 and the timing of upfront funds used for certain customer contracts.

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

The change in accounts receivable during fiscal 2017 used approximately $18.9 million less cash than during fiscal 2016. DSO at May 31, 2017 decreased to 56.6 days from 57.7 days at May 31, 2016.

During fiscal 2017, we spent approximately $53.0 million more cash for inventory purchases compared to our spending during fiscal 2016. This resulted from the combination of timing of purchases by retail customers, the building of additional inventory to service customers’ needs and also geographic expansion. DIO at May 31, 2017 increased to 85.5 days from 79.2 days at May 31, 2016.

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

Investing Activities

Capital expenditures, other than for ordinary repairs and replacements, are made to accommodate our continued growth to achieve production and distribution efficiencies, expand capacity, introduce new technology, improve environmental health and safety capabilities, improve information systems and enhance our administration capabilities. During fiscal 2018, we paid $112.4 million for acquisitions, net of cash acquired, versus $254.2 million during fiscal 2017 and $52.0 million during fiscal 2016. Capital expenditures of $114.6 million during fiscal

RPM International Inc. and Subsidiaries     31

2018 compared with depreciation of $82.0 million. During fiscal 2017, capital expenditures of $126.1 million compared with depreciation of $71.9 million. During fiscal 2016, capital expenditures of $117.2 million compared with depreciation of $66.7 million. During fiscal 2017, we increased our production capacity in our consumer segment, specifically with regard to our DAP operating segment, to meet our needs based on anticipated growth rates. During fiscal 2018, we adjusted our capital spending downward slightly from fiscal 2017, and continued our efforts to more aggressively invest in our internal growth initiatives, especially in overseas markets. We anticipate that additional shifts at our production facilities, coupled with the capacity added through ongoing acquisition activity and our planned increase in future capital spending levels, will enable us to meet increased demand into fiscal 2019 and beyond.

Our captive insurance companies invest their excess cash in marketable securities in the ordinary course of conducting their operations, and this activity will continue. Differences in the amounts related to these activities on a year-over-year basis are primarily attributable to differences in the timing and performance of their investments balanced against amounts required to satisfy claims. At May 31, 2018, the fair value of our investments in marketable securities totaled $168.1 million, of which investments with a fair value of $106.3 million were in an unrealized loss position. At May 31, 2017, the fair value of our investments in marketable securities totaled $164.5 million, of which investments with a fair value of $60.0 million were in an unrealized loss position. The fair value of our portfolio of marketable securities is based on quoted market prices for identical, or similar, instruments in active or non-active markets or model-derived-valuations with observable inputs. We have no marketable securities whose fair value is subject to unobservable inputs. Total pretax unrealized losses recorded in accumulated other comprehensive income at May 31, 2018 and May 31, 2017 were $4.5 million and $3.5 million, respectively.

We regularly review our marketable securities in unrealized loss positions in order to determine whether or not we have the ability and intent to hold these investments. That determination is based upon the severity and duration of the decline, in addition to our evaluation of the cash flow requirements of our businesses. Unrealized losses at May 31, 2018 were generally related to the normal volatility in valuations over the past several months for a portion of our portfolio of investments in marketable securities. The unrealized losses generally relate to investments whose fair values at May 31, 2018 were less than 15% below their original cost or that have been in a loss position for less than six consecutive months. From time to time, we may experience significant volatility in general economic and market conditions. If we were to experience unrealized losses that were to continue for longer periods of time, or arise to more significant levels of unrealized losses within our portfolio of investments in marketable securities in the future, we may recognize additional other-than-temporary impairment losses. Such potential losses could have a material impact on our results of operations in any given reporting period. As such, we continue to closely evaluate the status of our investments and our ability and intent to hold these investments.

As of May 31, 2018, approximately $214.1 million of our consolidated cash and cash equivalents were held at various foreign subsidiaries, compared with approximately $278.8 million as of May 31, 2017. Undistributed earnings held at our foreign subsidiaries that are considered permanently reinvested will be used, for instance, to expand operations organically or for acquisitions in foreign jurisdictions. Further, our operations in the U.S. generate sufficient cash flow to satisfy U.S. operating requirements. Refer to Note H, “Income Taxes,” to the Consolidated Financial Statements for additional information regarding unremitted foreign earnings.

Financing Activities

Our available liquidity, including our cash and cash equivalents and amounts available under our committed credit facilities, stood at $1.01 billion at May 31, 2018, compared with $1.15 billion at May 31, 2017. Our debt-to-capital ratio was 57.1% at May 31, 2018, compared with 59.3% at May 31, 2017.

4.250% Notes due 2048

On December 20, 2017, we closed an offering for $300.0 million aggregate principal amount of 4.250% Notes due 2048 (the “2048 Notes”). The proceeds from the 2048 Notes were used to repay $250.0 million in principal amount of unsecured 6.50% senior notes due February 15, 2018, and for general corporate purposes. Interest on the 2048 Notes accrues from December 20, 2017 and is payable semiannually in arrears on January 15th and July 15th of each year, beginning July 15, 2018, at a rate of 4.250% per year. The 2048 Notes mature on January 15, 2048. The indenture governing this indebtedness includes cross-acceleration provisions. Under certain circumstances, where an event of default under our other instruments results in acceleration of the indebtedness under such instruments, holders of the indebtedness under the indenture are entitled to declare amounts outstanding immediately due and payable.

5.250% Notes due 2045 and 3.750% Notes due 2027

On March 2, 2017, we issued $50.0 million aggregate principal amount of 5.250% Notes due 2045 (the “2045 Notes”) and $400.0 million aggregate principal amount of 3.750% Notes due 2027 (the “2027 Notes”). The 2045 Notes are a further issuance of the $250 million aggregate principal amount of 5.250% Notes due 2045 initially issued by us on May 29, 2015. Interest on the 2045 Notes is payable semiannually in arrears on June 1st and December 1st of each year at a rate of 5.250% per year. The 2045 Notes mature on June 1, 2045. Interest on the 2027 Notes is payable semiannually in arrears on March 15th and September 15th of each year, at a rate of 3.750% per year. The 2027 Notes mature on March 15, 2027. The indenture governing this indebtedness includes cross-acceleration provisions. Under certain circumstances, where an event of default under our other instruments results in acceleration of the indebtedness under such instruments, holders of the indebtedness under the indenture are entitled to declare amounts outstanding immediately due and payable.

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

32    RPM International Inc. and Subsidiaries

As of May 31, 2018, we were in compliance with all financial covenants contained in our Revolving Credit Facility, including the leverage and interest coverage ratio covenants. At that date, our leverage ratio was 56.9%, while our interest coverage ratio was 7.4 to 1. Our available liquidity under our Revolving Credit Facility stood at $562.4 million at May 31, 2018.

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

As previously reported, during fiscal 2015, a plan of reorganization was confirmed (the “Bankruptcy Plan”) and, effective as of December 23, 2014, Bondex, SPHC, Republic and NMBFiL emerged from bankruptcy. Accordingly, trusts were established under Section 524(g) of the United States Bankruptcy Code (together, the “Trust”) and were funded with first installments. Borrowings under our Revolving Credit Facility were used to fund the initial trust payment of $450 million, which is classified as long-term debt in our Consolidated Balance Sheets. The Trust was funded with $450 million in cash and a promissory note, bearing no interest and maturing on or before December 23, 2018 (the “Bankruptcy Note”). We prepaid the remaining trust payment for $123.6 million in May 2018 and, therefore, there are no remaining outstanding trust payments as of May 31, 2018.

All of our past contributions to the Trust are deductible for U.S. income tax purposes.

Accounts Receivable Securitization Program

On May 9, 2017, we entered into a three-year, $200.0 million accounts receivable securitization facility (the “AR Program”). The maximum availability under the AR Program is $200.0 million. Availability is further subject to changes in the credit ratings of our customers, customer concentration levels or certain characteristics of the accounts receivable being transferred and, therefore, at certain times, we may not be able to fully access the $200.0 million of funding available under the AR Program.

As of May 31, 2018, there was no outstanding balance under the AR Program, which compares with the maximum availability on that date of $200.0 million. The interest rate under the Purchase Agreement is based on the Alternate Base Rate, LIBOR Market Index Rate, one-month LIBOR or LIBOR for a specified tranche period, as selected by us, plus in each case, a margin of 0.70%. In addition, we are obligated to pay a monthly unused commitment fee based on the daily amount of unused commitments under the Agreement, which ranges from 0.30% to 0.50% based on usage. The AR Program contains various customary affirmative and negative covenants, as well as customary default and termination provisions.

Our failure to comply with the covenants described above and other covenants contained in the Revolving Credit Facility could result in an event of default under that agreement, entitling the lenders to, among other things, declare the entire amount outstanding under the Revolving Credit Facility to be due and payable immediately. The instruments governing our other outstanding indebtedness generally include cross-default provisions that provide that, under certain circumstances, an event of default that results in acceleration of our indebtedness under the Revolving Credit Facility will entitle the holders of such other indebtedness to declare amounts outstanding immediately due and payable.

2.25% Convertible Senior Notes due 2020

On December 9, 2013, we issued $205 million of 2.25% Convertible Senior Notes due 2020 (the “Convertible Notes”). We pay interest on the Convertible Notes semi-annually on June 15th and December 15th of each year.

The Convertible Notes will be convertible under certain circumstances and during certain periods at an initial conversion rate of 18.8905 shares of RPM common stock per $1,000 principal amount of notes (representing an initial conversion price of approximately $52.94 per share of common stock), subject to adjustment in certain circumstances. In April 2018, we declared a dividend in excess of $0.24 per share and, consequently, the adjusted conversion rate at May 31, 2018 was 19.159777. The initial conversion price represents a conversion premium of approximately 37% over the last reported sale price of RPM common stock of $38.64 on December 3, 2013. Prior to June 15, 2020, the Convertible Notes may be converted only upon specified events and, thereafter, at any time. Upon conversion, the Convertible Notes may be settled, at RPM’s election, in cash, shares of RPM common stock, or a combination of cash and shares of RPM common stock.

We account for the liability and equity components of the Convertible Notes separately, and in a manner that will reflect our nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. The effective interest rate on the liability component is 3.92%. Contractual interest was $4.6 million for both fiscal 2018 and 2017, and amortization of the debt discount was $3.0 million and $2.9 million for fiscal 2018 and 2017, respectively. At May 31, 2018, the remaining period over which the debt discount will be amortized was 2.5 years, the unamortized debt discount was $8.1 million, and the carrying amount of the equity component was $20.7 million.

The following table summarizes our financial obligations and their expected maturities at May 31, 2018, and the effect such obligations are expected to have on our liquidity and cash flow in the periods indicated.

Contractual Obligations

	Total Contractual	Payments Due In
(In thousands)	Payment Stream	2019	2020-21	2022-23	After 2023
Long-term debt obligations	$2,174,144	$3,501	$884,079	$295,596	$990,968
Capital lease obligations	911	227	288	163	233
Operating lease obligations	209,632	57,019	66,667	33,708	52,238
Other long-term liabilities (1):
Interest payments on long-term debt obligations	1,052,771	86,415	130,706	102,525	733,125
Contributions to pension and postretirement plans (2)	387,800	10,600	23,500	139,700	214,000
Total	$3,825,258	$157,762	$1,105,240	$571,692	$1,990,564

(1)

Excluded from other long-term liabilities are our gross long-term liabilities for unrecognized tax benefits, which totaled $17.4 million at May 31, 2018. Currently, we cannot predict with reasonable reliability the timing of cash settlements to the respective taxing authorities related to these liabilities.

(2)

These amounts represent our estimated cash contributions to be made in the periods indicated for our pension and postretirement plans, assuming no actuarial gains or losses, assumption changes or plan changes occur in any period. The projection results assume the required minimum contribution will be contributed.

RPM International Inc. and Subsidiaries     33

The U.S. dollar fluctuated throughout the year, and was stronger against other major currencies where we conduct operations at the fiscal year end versus the previous year end, causing an favorable change in the accumulated other comprehensive income (loss) (refer to Note K to the Consolidated Financial Statements) component of stockholders’ equity of $8.4 million this year versus an unfavorable change of $(17.2) million last year. The change in fiscal 2018 was in addition to favorable net changes of $9.2 million related to adjustments required for minimum pension and other postretirement liabilities and unfavorable changes of $(1.3) million related to unrealized gains on securities.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet financings, other than the minimum operating lease commitments included in the above Contractual Obligations table and further described in Note M, “Leases,” to the Consolidated Financial Statements. We have no subsidiaries that are not included in our financial statements, nor do we have any interests in, or relationships with, any special purpose entities that are not reflected in our financial statements.

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

Interest Rate Risk

Our primary interest rate risk exposure results from our floating rate debt, including various revolving and other lines of credit (refer to Note G, “Borrowings,” to the Consolidated Financial Statements). At May 31, 2018, approximately 15.7% of our debt was subject to floating interest rates.

If interest rates were to increase 100 bps from May 31, 2018 and, assuming no changes in debt from the May 31, 2018 levels, the additional annual interest expense would amount to approximately $3.4 million on a pretax basis. A similar increase in interest rates in fiscal 2017 would have resulted in approximately $2.0 million in additional interest expense.

All derivative instruments are recognized on the balance sheet and measured at fair value. Changes in the fair values of derivative instruments that do not qualify as hedges and/ or any ineffective portion of hedges are recognized as a gain or loss in our Consolidated Statement of Income in the current period. Changes in the fair value of derivative instruments used effectively as fair value hedges are recognized in earnings, along with the change in the value of the hedged item. Such derivative transactions are accounted for in accordance with ASC 815, “Derivatives and Hedging.” We do not hold or issue derivative instruments for speculative purposes. Refer to Note F, “Derivatives and Hedging,” for additional information.

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

If the U.S. dollar were to strengthen, our foreign results of operations would be unfavorably impacted, but the effect is not expected to be material. A 10% change in foreign currency exchange rates would not have resulted in a material impact to net income for the years ended May 31, 2018 and 2017. We do not currently use financial derivative instruments for trading purposes, nor do we engage in foreign currency, commodity or interest rate speculation.

FORWARD-LOOKING STATEMENTS

The foregoing discussion includes forward-looking statements relating to our business. These forward-looking statements, or other statements made by us, are made based on our expectations and beliefs concerning future events impacting us and are subject to uncertainties and factors (including those specified below), which are difficult to predict and, in many instances, are beyond our control. As a result, our actual results could differ materially from those expressed in or implied by any such forward-looking statements. These uncertainties and factors include (a) global markets and general economic conditions, including uncertainties surrounding the volatility in financial markets, the availability of capital and the effect of changes in interest rates, and the viability of banks and other financial institutions; (b) the prices, supply and capacity of raw materials, including assorted pigments, resins, solvents, and other natural gas- and oil-based materials; packaging, including plastic containers; and transportation services, including fuel surcharges; (c) continued growth in demand for our products; (d) legal, environmental and litigation risks inherent in our construction and chemicals businesses and risks related to the adequacy of our insurance coverage for such matters; (e) the effect of changes in interest rates; (f) the effect of fluctuations in currency exchange rates upon our foreign operations; (g) the effect of non-currency risks of investing in and conducting operations in foreign countries, including those relating to domestic and international political, social, economic and regulatory factors; (h) risks and uncertainties associated with our ongoing acquisition and divestiture activities; (i) risks related to the adequacy of our contingent liability reserves; and (j) other risks detailed in our filings with the Securities and Exchange Commission, including the risk factors set forth in our Annual Report on Form 10-K for the year ended May 31, 2018, as the same may be updated from time to time. We do not undertake any obligation to publicly update or revise any forward-looking statements to reflect future events, information or circumstances that arise after the filing date of this document.

34    RPM International Inc. and Subsidiaries

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

May 31,	2018	2017
Assets
Current Assets
Cash and cash equivalents	$244,422	$350,497
Trade accounts receivable (less allowances of $46,344 and $44,138, respectively)	1,113,818	995,330
Inventories	834,461	788,197
Prepaid expenses and other current assets	278,230	263,412
Total current assets	2,470,931	2,397,436
Property, Plant and Equipment, at Cost	1,575,875	1,484,579
Allowance for depreciation	(795,569)	(741,893)
Property, plant and equipment, net	780,306	742,686
Other Assets
Goodwill	1,192,174	1,143,913
Other intangible assets, net of amortization	584,272	573,092
Deferred income taxes	21,897	19,793
Other	222,242	213,529
Total other assets	2,020,585	1,950,327
Total Assets	$5,271,822	$5,090,449
Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable	$592,281	$534,718
Current portion of long-term debt	3,501	253,645
Accrued compensation and benefits	177,106	181,084
Accrued losses	22,132	31,735
Other accrued liabilities	211,706	234,212
Total current liabilities	1,006,726	1,235,394
Long-Term Liabilities
Long-term debt, less current maturities	2,170,643	1,836,437
Other long-term liabilities	356,892	482,491
Deferred income taxes	104,023	97,427
Total long-term liabilities	2,631,558	2,416,355
Commitments and contingencies (Note P)
Stockholders’ Equity
Preferred stock, par value $0.01; authorized 50,000 shares; none issued
Common stock, par value $0.01; authorized 300,000 shares; issued 141,716 and outstanding 133,647 as of May 2018; issued 141,242 and outstanding 133,563 as of May 2017	1,336	1,336
Paid-in capital	982,067	954,491
Treasury stock, at cost	(236,318)	(218,222)
Accumulated other comprehensive (loss)	(459,048)	(473,986)
Retained earnings	1,342,736	1,172,442
Total RPM International Inc. stockholders’ equity	1,630,773	1,436,061
Noncontrolling Interest	2,765	2,639
Total equity	1,633,538	1,438,700
Total Liabilities and Stockholders’ Equity	$5,271,822	$5,090,449

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

RPM International Inc. and Subsidiaries     35

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

Year Ended May 31,	2018	2017	2016
Net Sales	$5,321,643	$4,958,175	$4,813,649
Cost of Sales	3,140,431	2,792,487	2,726,601
Gross Profit	2,181,212	2,165,688	2,087,048
Selling, General and Administrative Expenses	1,663,143	1,643,520	1,520,977
Restructuring Expense	17,514	-	-
Goodwill and Other Intangible Asset Impairments	-	193,198	-
Interest Expense	104,547	96,954	91,683
Investment (Income), Net	(20,442)	(13,984)	(10,365)
Other (Income) Expense, Net	(598)	1,667	1,287
Income Before Income Taxes	417,048	244,333	483,466
Provision for Income Taxes	77,791	59,662	126,008
Net Income	339,257	184,671	357,458
Less: Net Income Attributable to Noncontrolling Interests	1,487	2,848	2,733
Net Income Attributable to RPM International Inc. Stockholders	$337,770	$181,823	$354,725
Average Number of Shares of Common Stock Outstanding:
Basic	131,179	130,662	129,383
Diluted	137,171	135,165	136,716
Earnings per Share of Common Stock Attributable to RPM International Inc. Stockholders:
Basic	$2.55	$1.37	$2.70
Diluted	$2.50	$1.36	$2.63
Cash Dividends Declared per Share of Common Stock	$1.260	$1.175	$1.085
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (In thousands)
Year Ended May 31,	2018	2017	2016
Net Income	$339,257	$184,671	$357,458
Other Comprehensive Income, Before Tax:
Foreign Currency Translation Adjustments	10,857	(20,402)	(65,607)
Pension and Other Postretirement Benefit Liabilities
Net (Loss) Gain Arising During the Period	(3,489)	38,679	(83,770)
Prior Service Cost Arising During the Period	61	196	349
Less: Amortization of Prior Service Cost Included in Net Periodic Pension Cost	(121)	(41)	(6)
Less: Amortization of Net Loss and Settlement Recognition	16,738	25,444	18,898
Effect of Exchange Rates on Amounts Included for Pensions	(1,814)	1,986	2,009
Pension and Other Postretirement Benefit Liability Adjustments	11,375	66,264	(62,520)
Unrealized Gains on Available-For-Sale Securities
Unrealized Holding (Losses) Gains During the Period	(1,459)	8,250	(9,049)
Less: Reclassification Adjustments for (Gains) Included in Net Income	(1,835)	(2,248)	(2,793)
Unrealized (Loss) Gain on Securities	(3,294)	6,002	(11,842)
Unrealized (Loss) Gain on Derivatives	(359)	16	-
Other Comprehensive Income (Loss), Before Tax	18,579	51,880	(139,969)
Income Tax (Benefit) Expense Related to Components of Other Comprehensive Income	(3,773)	(23,863)	32,030
Other Comprehensive Income (Loss), After Tax	14,806	28,017	(107,939)
Comprehensive Income	354,063	212,688	249,519
Less: Comprehensive Income Attributable to Noncontrolling Interests	1,354	2,804	2,706
Comprehensive Income Attributable to RPM International Inc. Stockholders	$352,709	$209,884	$246,813

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

36    RPM International Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

Year Ended May 31,	2018	2017	2016
Cash Flows From Operating Activities:
Net income	$339,257	$184,671	$357,458
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	81,976	71,870	66,732
Amortization	46,523	44,903	44,307
Restructuring	17,514
Goodwill, intangible and other asset impairments		193,198	4,471
Adjustments to contingent consideration obligations	3,400	3,000	(14,500)
Other-than-temporary impairments on marketable securities		420	3,811
Deferred income taxes	(10,690)	24,049	9,399
Stock-based compensation expense	25,440	32,541	31,287
Other non-cash interest expense	6,187	9,986	9,750
Gain on remeasurement of joint venture ownership			(7,972)
Realized (gains) on sales of marketable securities	(10,076)	(8,174)	(6,457)
Other	(1,141)	280	(15)
Changes in assets and liabilities, net of effect from purchases and sales of businesses:
(Increase) in receivables	(106,179)	(5,690)	(24,582)
(Increase) in inventory	(34,102)	(70,726)	(17,733)
Decrease (increase) in prepaid expenses and other current and long-term assets	3,348	(38,130)	(25,617)
Increase (decrease) in accounts payable	51,641	16,247	(5,958)
(Decrease) increase in accrued compensation and benefits	(5,010)	(4,577)	17,681
(Decrease) increase in accrued loss reserves	(10,387)	(3,422)	13,514
(Decrease) increase in other accrued liabilities	(6,612)	(64,322)	8,011
Other	(706)	3	11,119
Cash Provided By Operating Activities	390,383	386,127	474,706
Cash Flows From Investing Activities:
Capital expenditures	(114,619)	(126,109)	(117,183)
Acquisition of businesses, net of cash acquired	(112,442)	(254,200)	(51,992)
Purchase of marketable securities	(181,953)	(38,062)	(32,280)
Proceeds from sales of marketable securities	138,803	76,588	32,631
Proceeds from sales of assets and businesses			866
Other	9,018	2,118	2,092
Cash (Used For) Investing Activities	(261,193)	(339,665)	(165,866)
Cash Flows From Financing Activities:
Additions to long-term and short-term debt	351,082	597,633	142,130
Reductions of long-term and short-term debt	(276,406)	(154,348)	(147,155)
Cash dividends	(167,476)	(156,752)	(144,350)
Shares of common stock repurchased and returned for taxes	(17,152)	(21,948)	(71,346)
Payments of acquisition-related contingent consideration	(3,945)	(4,284)	(2,088)
Exercise of stock options and awards, including tax benefit			18,540
Payments for 524(g) trust	(123,567)	(221,638)
Other	(1,912)	(2,692)	(1,836)
Cash (Used For) Provided By Financing Activities	(239,376)	35,971	(206,105)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	4,111	2,912	(12,294)
Net Change in Cash and Cash Equivalents	(106,075)	85,345	90,441
Cash and Cash Equivalents at Beginning of Period	350,497	265,152	174,711
Cash and Cash Equivalents at End of Period	$244,422	$350,497	$265,152
Supplemental Disclosures of Cash Flows Information:
Cash paid during the year for:
Interest	$97,295	$78,685	$73,087
Income taxes	$83,460	$71,236	$63,208

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

RPM International Inc. and Subsidiaries     37

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands)

	Common Stock
	Number of Shares	Par/Stated Value	Paid-In Capital
Balance at June 1, 2015	133,203	$1,332	$872,127
Net income	-	-	-
Other comprehensive income	-	-	-
Dividends paid	-	-	-
Other noncontrolling interest activity	-	-	-
Shares repurchased	(800)	(8)	8
Stock option exercises	-	-	18,540
Stock compensation expense, shares granted less shares returned for taxes	541	5	31,281
Balance at May 31, 2016	132,944	1,329	921,956
Net income	-	-	-
Other comprehensive income	-	-	-
Dividends paid	-	-	-
Other noncontrolling interest activity	-	-	-
Stock compensation expense, shares granted less shares returned for taxes	619	7	32,535
Balance at May 31, 2017	133,563	1,336	954,491
Net income	-	-	-
Other comprehensive income	-	-	-
Dividends paid	-	-	-
Other noncontrolling interest activity	-	-	-
Stock compensation expense and other deferred compensation, shares granted less shares returned for taxes	84	-	27,576
Balance at May 31, 2018	133,647	$1,336	$982,067

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

38    RPM International Inc. and Subsidiaries

Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total RPM International Inc. Equity	Noncontrolling Interests	Total Equity
$(124,928)	$(394,135)	$936,996	$1,291,392	$2,073	$1,293,465
	-	354,725	354,725	2,733	357,458
-	(107,912)	-	(107,912)	(27)	(107,939)
-	-	(144,350)	(144,350)	-	(144,350)
-	-	-	-	(2,366)	(2,366)
(35,098)	-	-	(35,098)	-	(35,098)
-	-	-	18,540	-	18,540
(36,248)	-	-	(4,962)	-	(4,962)
(196,274)	(502,047)	1,147,371	1,372,335	2,413	1,374,748
-	-	181,823	181,823	2,848	184,671
-	28,061	-	28,061	(44)	28,017
-	-	(156,752)	(156,752)	-	(156,752)
-	-	-	-	(2,578)	(2,578)
(21,948)	-	-	10,594	-	10,594
(218,222)	(473,986)	1,172,442	1,436,061	2,639	1,438,700
-	-	337,770	337,770	1,487	339,257
-	14,938	-	14,938	(132)	14,806
-	-	(167,476)	(167,476)	-	(167,476)
-	-	-	-	(1,229)	(1,229)
(18,096)	-	-	9,480	-	9,480
$(236,318)	$(459,048)	$1,342,736	$1,630,773	$2,765	$1,633,538

RPM International Inc. and Subsidiaries     39

Notes to Consolidated Financial Statements

May 31, 2018, 2017, 2016

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1) Consolidation, Noncontrolling Interests and Basis of Presentation

Our financial statements include all of our majority-owned subsidiaries. We account for our investments in less-than-majority-owned joint ventures, for which we have the ability to exercise significant influence, under the equity method. Effects of transactions between related companies are eliminated in consolidation.

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

2) Use of Estimates

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

Subsequent to the end of the current fiscal year, on July 11, 2018, we acquired the stock of Kemtile Limited, which is a hygienic flooring solutions provider for the U.K. food and beverage industry, and is headquartered in the U.K. This fiscal 2019 acquisition will report through our industrial reportable segment.

During the fiscal year ended May 31, 2018, we completed a total of seven acquisitions among our three reportable segments. During fiscal 2018, our industrial reportable segment completed three acquisitions, which include the following: a manufacturer of high-performance spray applied polyurea waterproofing systems, as well as a range of polymer flooring systems located in Norway; a manufacturer and marketer of terrazzo and resinous flooring, wall coating systems and other concrete repair and maintenance materials headquartered in Batavia, Ohio; and a manufacturer and installer of a range of specialty bridge bearings and expansion joints, as well as custom engineered solutions for bridges, wind turbines and other structures located in the U.K. Within our consumer reportable segment, we acquired a manufacturer of sealers, cleaners, polishes and related products primarily for tile and natural stone based in Arcadia, California; and a manufacturer and marketer of specialty cleaners for rust stain removal based in Eldora, Iowa. Lastly, we acquired the assets of a manufacturer of adjuvants, which are used to enhance the productivity of herbicides for farming and forest protection programs located in Australia; and the assets of a distributor of high-performance wood finishes located in the U.K., both of which report through our specialty reportable segment.

During the fiscal year ended May 31, 2017, we completed acquisitions within each of our three reportable segments. Two of the fiscal 2017 acquisitions report through our consumer reportable segment, which include the following: the foam division of a corporation based in St. Louis, Missouri, which sells consumer polyurethane foam in the consumer do-it-yourself market as well as the professional industrial market; and a decorative and specialty coatings company located in the Netherlands. There were also several acquisitions during fiscal 2017 that report through our industrial reportable segment, which include the following: a manufacturer of commercial waterproofing products based in Australia; a specialist civil engineering and construction organization focusing on bridges, roads and major structures based in Mount Airy, North Carolina; a manufacturer of specialty high-performance coatings serving the global oil and gas pipeline market headquartered in Langley, British Columbia, Canada; a manufacturer of foam tapes used in construction and industrial applications based in the U.K.; a company based in Richmond, Missouri, which manufactures resins, intermediates, hardeners and curing agents for use in epoxy and polyurethane materials; and a manufacturer of specialty chemicals and equipment for infrastructure construction and repair headquartered in Conyers, Georgia. Lastly, we acquired a product line that reports through our specialty reportable segment, which was a manufacturer of professional equipment and chemicals for cleaning and restoring carpet, upholstery and hard flooring surfaces based in Chandler, Arizona.

40    RPM International Inc. and Subsidiaries

The purchase price for each acquisition has been allocated to the estimated fair values of the assets acquired and liabilities assumed as of the date of acquisition. While the valuations of consideration transferred and total assets acquired and liabilities assumed are substantially complete, the primary areas that remain preliminary relate to the fair values of other current assets and deferred income taxes for acquisitions completed during fiscal 2018. Acquisitions are aggregated by year of purchase in the following table:

	Fiscal 2018 Acquisitions			Fiscal 2017 Acquisitions
(In thousands)	Weighted-Average Intangible Asset Amortization Life (In Years)	Total		Weighted-Average Intangible Asset Amortization Life (In Years)	Total
Current assets		$28,939			$78,565
Property, plant and equipment		10,875			59,630
Goodwill	N/A	43,656		N/A	75,361
Tradenames - indefinite lives	N/A	15,096		N/A	12,251
Other intangible assets	12	36,450		14	83,447
Other long-term assets		81			460
Total Assets Acquired		$135,097			$309,714
Liabilities assumed		(19,369)			(51,344)
Net Assets Acquired		$115,728	(1)		$258,370	(2)

(1) Figure includes cash acquired of $3.3 million.

(2) Figure includes cash acquired of $4.2 million.

Our Consolidated Financial Statements reflect the results of operations of acquired businesses as of their respective dates of acquisition. Pro-forma results of operations for the years ended May 31, 2018 and 2017 were not materially different from reported results and, consequently, are not presented.

4) Foreign Currency

The functional currency for each of our foreign subsidiaries is its principal operating currency. Accordingly, for the periods presented, assets and liabilities have been translated using exchange rates at year end, while income and expense for the periods have been translated using a weighted-average exchange rate.

The resulting translation adjustments have been recorded in accumulated other comprehensive income (loss), a component of stockholders’ equity, and will be included in net earnings only upon the sale or liquidation of the underlying foreign investment, neither of which is contemplated at this time. Transaction gains and losses increased during the last three fiscal years due to the strengthening of the U.S. dollar, resulting in net transactional foreign exchange losses for fiscal 2018, 2017 and 2016 of approximately $12.3 million, $6.4 million and $24.4 million, respectively.

5) Cash and Cash Equivalents

We consider all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. We do not believe we are exposed to any significant credit risk on cash and cash equivalents. The carrying amounts of cash and cash equivalents approximate fair value.

6) Property, Plant & Equipment

May 31,	2018	2017
(In thousands)
Land	$85,007	$82,184
Buildings and leasehold improvements	445,017	427,304
Machinery and equipment	1,045,851	975,091
Total property, plant and equipment, at cost	1,575,875	1,484,579
Less: allowance for depreciation and amortization	795,569	741,893
Property, plant and equipment, net	$780,306	$742,686

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

RPM International Inc. and Subsidiaries     41

7) Revenue Recognition

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

We also record revenues generated under long-term construction contracts, mainly in connection with the installation of specialized roofing and flooring systems, and related services. Certain long-term construction contracts are accounted for under the percentage-of-completion method, and therefore we record contract revenues and related costs as our contracts progress. This method recognizes the economic results of contract performance on a timelier basis than does the completed-contract method; however, application of this method requires reasonably dependable estimates of progress toward completion, as well as other dependable estimates. When reasonably dependable estimates cannot be made, or if other factors make estimates doubtful, the completed-contract method is applied. Under the completed-contract method, billings and costs are accumulated on the balance sheet as the contract progresses, but no revenue is recognized until the contract is complete or substantially complete. Refer to Note A(19) for further information regarding the new revenue recognition standard.

8) Shipping Costs

Shipping costs paid to third-party shippers for transporting products to customers are included in SG&A expenses. For the years ended May 31, 2018, 2017 and 2016, shipping costs were $164.7 million, $148.9 million and $145.3 million, respectively.

9) Allowance for Doubtful Accounts Receivable

An allowance for anticipated uncollectible trade receivable amounts is established using a combination of specifically identified accounts to be reserved and a reserve covering trends in collectibility. These estimates are based on an analysis of trends in collectibility and past experience, but are primarily made up of individual account balances identified as doubtful based on specific facts and conditions. Receivable losses are charged against the allowance when we confirm uncollectibility. Actual collections of trade receivables could differ from our estimates due to changes in future economic or industry conditions or specific customer’s financial conditions. For the periods ended May 31, 2018, 2017 and 2016, bad debt expense approximated $9.1 million, $16.0 million and $8.7 million, respectively. The increase in bad debt expense during fiscal 2017 was primarily the result of our reassessment of the collectibility of accounts receivable, particularly in emerging markets.

10) Inventories

Inventories are stated at the lower of cost or net realizable value, cost being determined on a first-in, first-out (FIFO) basis and net realizable value being determined on the basis of replacement cost. Inventory costs include raw materials, labor and manufacturing overhead. We review the net realizable value of our inventory in detail on an on-going basis, with consideration given to various factors, which include our estimated reserves for excess, obsolete, slow-moving or distressed inventories. If actual market conditions differ from our projections, and our estimates prove to be inaccurate, write-downs of inventory values and adjustments to cost of sales may be required. Historically, our inventory reserves have approximated actual experience. During fiscal 2018, our consumer reportable segment businesses were impacted by tighter inventory management at many of their top customers and, starting in mid-April, we made the determination to consolidate several divisions within certain consumer segment businesses, close two manufacturing facilities and eliminate approximately 154 positions. These actions were taken by new leadership in place at our Rust-Oleum business in order to streamline processes, reduce overhead, improve margins and reduce working capital. In relation to these initiatives, our consumer segment recognized $36.5 million of charges related to product line and SKU rationalization and related obsolete inventory identification during the fourth quarter of fiscal 2018. Additionally, during the fourth quarter of fiscal 2018, we incurred $1.2 million in inventory write-offs in connection with restructuring activities at our industrial reportable segment.

Inventories were composed of the following major classes:

May 31,	2018	2017
(In thousands)
Raw material and supplies	$288,201	$248,426
Finished goods	546,260	539,771
Total Inventory	$834,461	$788,197

11) Goodwill and Other Intangible Assets

We account for goodwill and other intangible assets in accordance with the provisions of ASC 350 and account for business combinations using the acquisition method of accounting and, accordingly, the assets and liabilities of the entities acquired are recorded at their estimated fair values at the acquisition date. Goodwill represents the excess of the purchase price paid over the fair value of net assets acquired, including the amount assigned to identifiable intangible assets.

We performed the required annual goodwill impairment assessments as of the first day of our fourth fiscal quarter at the reporting unit level. Our reporting units have been identified at the component level, which is the operating segment level or one level below. First, we assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The traditional two-step quantitative process is required only if we conclude that it is more likely than not that a reporting unit’s fair value is less than its carrying amount. However, we have an unconditional option to bypass a qualitative assessment and proceed directly to performing the traditional two-step quantitative analysis. We applied both the qualitative and traditional two-step quantitative processes during our annual goodwill impairment assessment performed during the fourth quarters of fiscal 2018, 2017 and 2016.

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

As a result of the annual impairment assessments performed for fiscal 2018 and 2016, there were no goodwill impairments, including no reporting units that were at risk of failing step one of the traditional two-step quantitative analysis, except for our Kirker reporting unit, which had an estimated fair value that exceeded its carrying value by approximately 8% at May 31, 2016.

42    RPM International Inc. and Subsidiaries

As described further in Note C, “Goodwill and Other Intangible Assets,” during the second quarter of fiscal 2017, we recorded a loss totaling $188.3 million for the impairment of goodwill and intangibles at our Kirker reporting unit. After recording the goodwill impairment loss, no goodwill remained at the Kirker reporting unit at November 30, 2016. After performing the required annual impairment assessments during the fourth quarter of fiscal 2017, there were no additional goodwill impairments, including no other reporting units that were at risk of failing step one of the traditional two-step quantitative analysis.

Additionally, we test all indefinite-lived intangible assets for impairment annually. We perform the required annual impairment assessments as of the first day of our fourth fiscal quarter. We may elect to first assess qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount before applying traditional quantitative tests. We applied both qualitative and quantitative processes during our annual indefinite-lived intangible asset impairment assessments performed during the fourth quarters of fiscal 2018, 2017 and 2016.

The annual impairment assessment involves estimating the fair value of each indefinite-lived asset and comparing it with its carrying amount. If the carrying amount of the intangible asset exceeds its fair value, we record an impairment loss equal to the difference. Calculating the fair value of the indefinite-lived assets requires our significant use of estimates and assumptions. We estimate the fair values of our intangible assets by applying a relief-from-royalty calculation, which includes discounted future cash flows related to each of our intangible asset’s projected revenues. In applying this methodology, we rely on a number of factors, including actual and forecasted revenues and market data. As a result of the assessments performed for fiscal 2018 and 2016, there were no impairments. Results of intangible asset impairment assessments performed during fiscal 2017 are outlined below.

As further described in Note C, “Goodwill and Other Intangible Assets,” during the quarter ended February 28, 2017, we recorded a loss totaling $4.9 million for the impairment of the Restore tradename. After performing the required annual assessments of indefinite-lived intangible assets during the fourth quarter of fiscal 2017, there were no additional impairments.

Should the future earnings and cash flows at our reporting units decline and/or discount rates increase, future impairment charges to goodwill and other intangible assets may be required.

12) Advertising Costs

Advertising costs are charged to operations when incurred and are included in SG&A expenses. For the years ended May 31, 2018, 2017 and 2016, advertising costs were $58.0 million, $52.3 million and $49.7 million, respectively.

13) Research and Development

Research and development costs are charged to operations when incurred and are included in SG&A expenses. The amounts charged to expense for the years ended May 31, 2018, 2017 and 2016 were $69.7 million, $64.9 million and $61.5 million, respectively.

14) Stock-Based Compensation

Stock-based compensation represents the cost related to stock-based awards granted to our employees and directors, which may include restricted stock and stock appreciation rights (“SARs”). We measure stock-based compensation cost at the date of grant, based on the estimated fair value of the award. We recognize the cost as expense on a straight-line basis (net of estimated forfeitures) over the related vesting period. Refer to Note J, “Stock-Based Compensation,” for further information.

15) Investment (Income), Net

Investment (income), net, consists of the following components:

Year Ended May 31,	2018	2017	2016
(In thousands)
Interest (income)	$(5,003)	$(4,620)	$(5,975)
(Gain) on sale of marketable securities	(11,704)	(8,174)	(6,457)
Other-than-temporary impairment on securities		420	3,811
Dividend (income)	(3,735)	(1,610)	(1,744)
Investment (income), net	$(20,442)	$(13,984)	$(10,365)

16) Other Expense (Income), Net

Other expense (income), net, consists of the following components:

Year Ended May 31,	2018	2017	2016
(In thousands)
Royalty expense (income), net	$404	$2,680	$2,039
Loss on litigation settlement			9,300
(Gain) on remeasurement of joint venture ownership			(7,972)
(Income) loss related to unconsolidated equity affiliates	(1,002)	(1,013)	(2,080)
Other expense (income), net	$(598)	$1,667	$1,287

Loss on Litigation Settlement

A consolidated class-action complaint against Rust-Oleum Corporation (“Rust-Oleum”) sought to have a class certified and alleged breach of warranty, breach of contract and other claims regarding certain deck coating products of Rust-Oleum. In May 2016, the parties executed a term sheet outlining the agreed-upon terms of settlement. During fiscal 2017, the court granted final approval of the settlement, and Rust-Oleum deposited $9.3 million into a settlement fund in satisfaction of the claims.

Gain on Remeasurement of Joint Venture Ownership

In May 2016, we acquired the remaining 51% interest in our Chinese joint venture, Carboline Dalian Paint Production Co., Ltd. (“Carboline Dalian”), which increased our ownership to 100%. Based on the step up from our 49% to a 100% interest in Carboline Dalian, we recorded a remeasurement gain for approximately $8.0 million during fiscal 2016.

17) Income Taxes

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

RPM International Inc. and Subsidiaries     43

18) Earnings Per Share of Common Stock

Earnings per share (EPS) is computed using the two-class method. The two-class method determines EPS for each class of common stock and participating securities according to dividends and dividend equivalents and their respective participation rights in undistributed earnings. Our unvested share-based payment awards that contain rights to receive non-forfeitable dividends are considered participating securities. Basic EPS of common stock is computed by dividing net income by the weighted-average number of shares of common stock outstanding for the period. Diluted EPS of common stock is computed on the basis of the weighted-average number of shares of common stock, plus the effect of dilutive potential shares of common stock outstanding during the period using the treasury stock method. Dilutive potential shares of common stock include outstanding SARS, restricted stock awards and convertible notes. See Note L, “Earnings Per Share of Common Stock,” for additional information.

19) Other Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers,” which establishes a comprehensive revenue recognition standard that will supersede nearly all existing revenue recognition guidance under GAAP. The new standard prescribes a five-step model for recognizing revenue, which will require significant judgment in its application. This revised guidance requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of contract(s), which includes (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue when each performance obligation is satisfied. The new standard also requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers, including qualitative and quantitative information about contracts with customers, significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract.

We will adopt the new revenue recognition standard as of June 1, 2018 using the modified retrospective method upon transition. We have established our accounting policy, trained our business units, completed certain enhancements to key information systems and finalized our internal controls under the new standard. As a result of our adoption procedures, we determined that revenue recognition for our broad portfolio of products and services will remain largely unchanged. Accordingly, our adoption of the new standard will not have a material impact on our overall Consolidated Financial Statements.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842),” which increases lease transparency and comparability among organizations. Under the new standard, lessees will be required to recognize all assets and liabilities arising from leases on the balance sheet, with the exception of leases with a term of 12 months or less, which permits a lessee to make an accounting policy election by class of underlying asset not to recognize lease assets and liabilities. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, and early adoption is permitted. In March 2018, the FASB approved an alternative transition method to the modified retrospective approach, which eliminates the requirement to restate prior period financial statements and requires the cumulative effect of the retrospective allocation to be recorded as an adjustment to the opening balance of retained earnings at the date of adoption.

We are currently evaluating which transition method we will adopt on June 1, 2019 and the impact this guidance will have on our Consolidated Financial Statements. At a minimum, total assets and total liabilities will increase in the period the ASU is adopted. At May 31, 2018, our total undiscounted future minimum payments outstanding for operating lease obligations approximated $209.6 million.

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

In August 2017, the FASB issued ASU 2017-12, “Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities,” which simplifies hedge accounting through changes to both designation and measurement requirements. For hedges that qualify as highly effective, the new standard eliminates the requirement to separately measure and record hedge ineffectiveness, resulting in better alignment between the presentation of the effects of the hedging instrument and the hedged item in the financial statements. ASU No. 2017-12 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted in any interim period after issuance of the update. Our early adoption of this pronouncement during fiscal 2018 did not have a material impact on our Consolidated Financial Statements. Refer to Note F, “Derivatives and Hedging,” for further information.

44    RPM International Inc. and Subsidiaries

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

2020 MAP to Growth – Fiscal 2018 Phases

In May 2018, we approved and implemented the first phases of a multi-year restructuring plan, the 2020 Margin Acceleration Plan (“2020 MAP to Growth”). The first phases of our plan were focused within the consumer and industrial segments. The restructuring plan within the consumer segment, led by new senior leadership, is designed to improve margins by simplifying business processes, reducing inventory categories and rationalizing SKUs, reducing headcount and working capital, and improving operating efficiency. This restructuring plan allows us to streamline management and focus our attention on faster growing and better performing brands and products within the consumer segment businesses. Payments associated with this initial phase of restructuring activities are expected to be completed during the first seven months of fiscal 2019.

The restructuring plan within the industrial segment is designed to simplify processes, reduce headcount, eliminate underperforming businesses, and deliver better results for customers, employees and stockholders. Payments related to this initial phase of restructuring activities are expected to be completed during the first five months of fiscal 2019.

In addition to the two segment-specific restructuring activities outlined above, we adopted a restructuring plan for the legal function to streamline litigation management. Payments related to this initial phase of restructuring activities are expected to be completed during the first four months of fiscal 2019.

In connection with the 2020 MAP to Growth plan, we are currently in the midst of finalizing a broader, comprehensive, company-wide restructuring plan that is expected to be formalized within the first half of fiscal 2019 and is anticipated to be completed by the end of calendar 2020.

A summary of the charges recorded in connection with restructuring by reportable segment during fiscal 2018 is as follows:

	Fiscal Year Ended May 31, 2018
(In thousands)	Current Year Charges	Cumulative Costs to Date	Total Expected Costs
Consumer Segment:
Severance and benefit costs (a)	$5,652	$5,652	$10,552
Facility closure and other related costs	5,139	5,139	7,439
Total Charges	$10,791	$10,791	$17,991
Industrial Segment:
Severance and benefit costs (b)	$2,169	$2,169	$14,251
Facility closure and other related costs	1,045	1,045	12,859
Other asset write-offs	1,373	1,373	10,499
Total Charges	$4,587	$4,587	$37,609
Corporate/Other Segment:
Severance and benefit costs (c)	$2,136	$2,136	$10,329
Total Charges	$2,136	$2,136	$10,329

a)

Includes current year charges of $5.5 million associated with the elimination of 154 positions at the operating company and $0.2 million related to allocated charges associated with the elimination of one position within the legal function.

b)

Includes current year charges of $1.5 million associated with the elimination of 24 positions at the operating company and $0.7 million related to allocated charges associated with the elimination of four positions within the legal function.

c)	Reflects current year charges related to the accelerated vesting of equity awards for a consumer segment executive in connection with the aforementioned restructuring activities.

A summary of the activity in the restructuring reserves related to the 2020 MAP to Growth plan is as follows:

(In thousands)	Severance and Benefits Costs	Facility Closure and Other Related Costs	Other Asset Write-Offs	Total
Balance at June 1, 2017	$-	$-	$-	$-
Additions charged to expense	9,957	6,184	1,373	17,514
Balance at May 31, 2018	$9,957	$6,184	$1,373	$17,514
Total Expected Costs	$41,878	$22,203	$10,499	$74,580

In connection with the 2020 MAP to Growth plan, during the fourth quarter of fiscal 2018, we incurred approximately $36.5 million of inventory-related charges at our consumer segment and approximately $1.2 million at our industrial segment, all of which were recorded in cost of sales in our Consolidated Statements of Income. These inventory charges were the result of product line and SKU rationalization that was initiated in the fourth quarter of fiscal 2018 by new leadership within the consumer segment. Refer to Note A(10) for additional information. Additionally, while our specialty reportable segment did not incur any restructuring charges during fiscal 2018, we currently expect to incur approximately $8.7 million in costs in this segment in relation to the 2020 MAP to Growth plan, which are included in the total expected costs presented in the table above.

RPM International Inc. and Subsidiaries     45

NOTE C — GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amount of goodwill, by reportable segment, for the years ended May 31, 2018 and 2017, are as follows:

(In thousands)	Industrial Segment	Specialty Segment	Consumer Segment	Total
Balance as of June 1, 2016	$475,409	$171,714	$572,507	$1,219,630
Acquisitions	41,268	3,273	30,820	75,361
Impairments			(141,394)	(141,394)
Translation adjustments	(342)	(1,009)	(8,333)	(9,684)
Balance as of May 31, 2017	516,335	173,978	453,600	1,143,913
Acquisitions	19,736	2,643	21,277	43,656
Translation adjustments	1,247	517	2,841	4,605
Balance as of May 31, 2018	$537,318	$177,138	$477,718	$1,192,174

Total accumulated impairment losses were $156.3 million and $14.9 million at May 31, 2017 and 2016. Of the accumulated balance, $141.4 million was recorded during the fiscal year ended May 31, 2017 by our consumer segment, and $14.9 million was recorded during the fiscal year ended May 31, 2009 by our industrial reportable segment. There were no impairment losses recorded during fiscal 2018.

Other intangible assets consist of the following major classes:

(In thousands)	Amortization Period (In Years)	Gross Carrying Amount	Accumulated Amortization	Net Other Intangible Assets
As of May 31, 2018
Amortized intangible assets
Formulae	10 to 33	$221,812	$ (140,160)	$81,652
Customer-related intangibles	5 to 33	369,687	(147,831)	221,856
Trademarks/names	5 to 40	36,671	(17,998)	18,673
Other	2 to 30	37,589	(24,946)	12,643
Total Amortized Intangibles		665,759	(330,935)	334,824
Indefinite-lived intangible assets
Trademarks/names		249,448		249,448
Total Other Intangible Assets		$915,207	$ (330,935)	$584,272
As of May 31, 2017
Amortized intangible assets
Formulae	5 to 33	$214,677	$ (128,825)	$85,852
Customer-related intangibles	5 to 33	339,892	(122,772)	217,120
Trademarks/names	5 to 40	36,461	(15,480)	20,981
Other	2 to 20	37,545	(21,288)	16,257
Total Amortized Intangibles		628,575	(288,365)	340,210
Indefinite-lived intangible assets
Trademarks/names		232,882		232,882
Total Other Intangible Assets		$861,457	$ (288,365)	$573,092

The aggregate intangible asset amortization expense for the fiscal years ended May 31, 2018, 2017 and 2016 was $43.2 million, $41.9 million and $40.5 million, respectively. For the next five fiscal years, we estimate annual intangible asset amortization expense related to our existing intangible assets to approximate the following: 2019 — $41.5 million, 2020 — $39.1 million, 2021 — $36.1 million, 2022 — $34.8 million and 2023 — $31.8 million.

The gross amount of other intangible asset accumulated impairment losses at May 31, 2016 totaled $0.6 million, all of which was recorded during the fiscal year ended May 31, 2009 by our industrial reportable segment. For the year ended May 31, 2017, we recorded other intangible asset impairment losses of approximately $53.0 million, all of which was recorded by our consumer reportable segment, and included impairment losses on formulas for approximately $15.5 million, customer-related intangibles for approximately $30.4 million, indefinite tradenames for approximately $6.9 million and other intangibles for approximately $0.2 million. There were no impairment losses recorded during fiscal 2018.

As previously reported, we had monitored the performance of our Kirker nail enamel business throughout fiscal 2016. During the third quarter of fiscal 2016, we reported that performance shortfalls for Kirker were attributable to a delay in new business. We performed our annual goodwill impairment analysis during the fourth quarter of fiscal 2016, which resulted in an excess of fair value over carrying value of 8% for our Kirker reporting unit. During our first quarter ended August 31, 2016, we reported that while Kirker’s first-quarter results were below the comparable prior year period, their performance was in line with expectations, and our assessment of the Kirker business did not indicate the presence of any goodwill impairment triggering events.

During the second quarter of fiscal 2017, we identified certain factors that we considered important in assessing the requirement to perform an interim impairment evaluation for our Kirker reporting unit. First, Kirker’s operating results for the second quarter of fiscal 2017 were significantly below historical and expected operating results and downward adjustments were made regarding our expectations for Kirker’s performance at that time. During the second quarter of fiscal 2017, Kirker experienced market share losses at several key customers, including the loss of its largest customer, which accounted for over 15% of Kirker’s fiscal 2016 sales. In addition, some problematic customer relationship issues surfaced during that time, which resulted in a personnel change in a key leadership position at Kirker. After considering the totality of these recent

46    RPM International Inc. and Subsidiaries

events, we determined that an interim step-one goodwill impairment assessment was required, as well as an impairment assessment for our intangible and other long-lived assets. Our testing resulted in the preliminary impairment charges reflected above for goodwill and other intangible assets.

Our goodwill impairment assessment included estimating the fair value of our Kirker reporting unit and comparing it with its carrying amount at November 30, 2016. Since the carrying amount of Kirker exceeded its fair value, additional steps were required to determine and recognize a preliminary impairment loss. Calculating the fair value of a reporting unit requires our significant use of estimates and assumptions, which are generally considered Level 3 inputs based on our review of the fair value hierarchy. We estimated the fair value of our Kirker reporting unit by applying a discounted future cash flow calculation to Kirker’s projected EBITDA. In applying this methodology, we relied on a number of factors, including actual and forecasted operating results and market data for the nail enamel industry. In the terminal year, we assumed a long-term earnings growth rate of 3.0%, that we believed was appropriate given the industry specific expectations at that time. As of the valuation date, we utilized a weighted-average cost of capital of 8.0%, which we believed was appropriate as it reflected the relative risk, the time value of money, and was consistent with Kirker’s peer group. After recording the goodwill impairment charge of $140.5 million, no goodwill remained on the Kirker balance sheets as of November 30, 2016.

Our other intangible asset impairment assessment involved estimating the fair value of each of Kirker’s amortizable intangibles and other long-lived assets, as well as the indefinite-lived tradename asset, and comparing it with its carrying amount. Measuring a potential impairment of amortizable intangibles and other long-lived assets requires the use of various estimates and assumptions, including the determination of which cash flows are directly related to the assets being evaluated, the respective useful lives over which those cash flows will occur and potential residual values, if any. As the results of our testing indicated that the carrying values of certain of these assets would not be recoverable, we recorded other intangible asset impairments of approximately $46.0 million during the fiscal year ended May 31, 2017.

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

During the third quarter of fiscal 2017, we identified certain factors that we considered important in assessing the requirement to perform an interim impairment evaluation for our Restore indefinite tradename asset. First, sales of our Restore product line during the third quarter of fiscal 2017 were below historical and expected operating results and significant downward adjustments were made to sales projections for Restore products. Also at that time, we became aware that it was highly likely that Restore’s largest customer would discontinue sales of the Restore product line in its retail stores, which was evidenced by this customer’s significant reduction in future orders based on its historical order pattern. We determined that this was significant to consider for the purposes of impairment testing, as sales of Restore products to this customer accounted for over 60% of total sales of Restore products for fiscal 2016. After considering the magnitude of the loss in sales volume from this key customer, we determined that it was necessary to perform an interim assessment for the other intangible assets and indefinite-lived tradename related to the Restore product line.

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

NOTE D — MARKETABLE SECURITIES

The following tables summarize marketable securities held at May 31, 2018 and 2017 by asset type:

	Available-For-Sale Securities
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value (Net Carrying Amount)
May 31, 2018
Equity securities:
Mutual funds - foreign	$46,123	$1,839	$(1,197)	$46,765
Mutual funds - domestic	99,833	727	(2,770)	97,790
Total equity securities	145,956	2,566	(3,967)	144,555
Fixed maturity:
U.S. treasury and other government	23,562	39	(552)	23,049
Corporate bonds	432	43	(8)	467
Total fixed maturity securities	23,994	82	(560)	23,516
Total	$169,950	$2,648	$(4,527)	$168,071

RPM International Inc. and Subsidiaries     47

	Available-For-Sale Securities
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value (Net Carrying Amount)
May 31, 2017
Equity securities:
Stocks - domestic	$2,391	$76	$-	$2,467
Mutual funds - foreign	35,169	2,470	(204)	37,435
Mutual funds - domestic	102,671	2,084	(3,118)	101,637
Total equity securities	140,231	4,630	(3,322)	141,539
Fixed maturity:
U.S. treasury and other government	22,176	120	(177)	22,119
Corporate bonds	706	97	(6)	797
Total fixed maturity securities	22,882	217	(183)	22,916
Total	$163,113	$4,847	$(3,505)	$164,455

Marketable securities, included in other current and long-term assets totaling $97.4 million and $70.7 million at May 31, 2018, respectively, and included in other current and long-term assets totaling $89.5 million and $75.0 million at May 31, 2017, respectively, are composed of available-for-sale securities and are reported at fair value. We carry a portion of our marketable securities portfolio in long-term assets since they are generally held for the settlement of our general and product liability insurance claims processed through our wholly owned captive insurance subsidiaries.

Marketable securities are composed of available-for-sale securities and are reported at fair value. Realized gains and losses on sales of investments are recognized in net income on the specific identification basis. Changes in the fair values of securities that are considered temporary are recorded as unrealized gains and losses, net of applicable taxes, in accumulated other comprehensive income (loss) within stockholders’ equity. Other-than-temporary declines in market value from original cost are reflected in investment income, net in the period in which the unrealized losses are deemed other than temporary. In order to determine whether other-than-temporary declines in market value have occurred, the duration of the decline in value and our ability to hold the investment are considered in conjunction with an evaluation of the strength of the underlying collateral and the extent to which the investment’s amortized cost or cost, as appropriate, exceeds its related market value. During May 2017, we made the decision to shift a portion of our investments away from active equity portfolio management and into index funds and, from time to time, we may make additional changes to our investment portfolio and its management. In addition to the $168.1 million in available-for-sale securities presented in the table above, as of May 31, 2018, we held approximately $9.9 million in trading securities in relation to our deferred compensation plan. At May 31, 2017, the fair value of trading securities approximated $7.8 million.

Gross gains realized on sales of investments were $11.9 million, $12.6 million and $6.9 million for the years ended May 31, 2018, 2017 and 2016, respectively. During fiscal 2018, 2017 and 2016, we recognized gross realized losses on sales of investments of $1.8 million, $4.4 million and $0.4 million, respectively. During fiscal 2017 and 2016, we recognized losses of approximately $0.4 million and $3.8 million, respectively, for securities deemed to have other-than-temporary impairments. During fiscal 2018, there were no such losses. These amounts are included in investment (income), net in the Consolidated Statements of Income.

Summarized below are the available-for-sale securities we held at May 31, 2018 and May 31, 2017 that were in an unrealized loss position and that were included in accumulated other comprehensive income (loss), aggregated by the length of time the investments had been in that position:

	May 31, 2018		May 31, 2017
(In thousands)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Total investments with unrealized losses	$106,253	$(4,527)	$59,987	$(3,505)
Unrealized losses with a loss position for less than 12 months	68,376	(1,570)	40,854	(2,983)
Unrealized losses with a loss position for more than 12 months	37,877	(2,957)	19,133	(522)

We have reviewed all of the securities included in the table above and have concluded that we have the ability and intent to hold these investments until their cost can be recovered, based upon the severity and duration of the decline. Therefore, we did not recognize any other-than-temporary impairment losses on these investments. The unrealized losses generally relate to investments whose fair values at May 31, 2018 were less than 15% below their original cost. From time to time, we may experience significant volatility in general economic and market conditions. If we were to experience unrealized losses that were to continue for longer periods of time, or arise to more significant levels of unrealized losses within our portfolio of investments in marketable securities in the future, we may recognize additional other-than-temporary impairment losses. Such potential losses could have a material impact on our results of operations in any given reporting period. As such, we continue to closely evaluate the status of our investments and our ability and intent to hold these investments.

The net carrying values of debt securities at May 31, 2018, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

(In thousands)	Amortized Cost	Fair Value
Due:
Less than one year	$7,374	$7,275
One year through five years	12,520	12,244
Six years through ten years	3,024	2,883
After ten years	1,076	1,114
	$23,994	$23,516

48    RPM International Inc. and Subsidiaries

NOTE E — FAIR VALUE MEASUREMENTS

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

(In thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at May 31, 2018
U.S. Treasury and other government	$-	$23,049	$-	$23,049
Corporate bonds		467		467
Mutual funds - foreign		47,410		47,410
Mutual funds - domestic		107,017		107,017
Contingent consideration			(17,998)	(17,998)
Total	$-	$177,943	$(17,998)	$159,945

(In thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at May 31, 2017
U.S. Treasury and other government	$-	$22,119	$-	$22,119
Corporate bonds		797		797
Stocks - domestic	2,467			2,467
Mutual funds - foreign		37,435		37,435
Mutual funds - domestic		101,637		101,637
Contingent consideration			(17,979)	(17,979)
Total	$2,467	$161,988	$(17,979)	$146,476

Our marketable securities are primarily composed of available-for-sale securities, and are valued using a market approach. The availability of inputs observable in the market varies from instrument to instrument and depends on a variety of factors including the type of instrument, whether the instrument is actively traded and other characteristics particular to the transaction. For most of our financial instruments, pricing inputs are readily observable in the market, the valuation methodology used is widely accepted by market participants, and the valuation does not require significant management discretion. For other financial instruments, pricing inputs are less observable in the market and may require management judgment.

The contingent consideration represents the estimated fair value of the additional variable cash consideration payable in connection with recent acquisitions that is contingent upon the achievement of certain performance milestones. We estimated the fair value using expected future cash flows over the period in which the obligation is expected to be settled, and applied a discount rate that appropriately captures a market participant’s view of the risk associated with the obligation, which are considered to be Level 3 inputs. During fiscal 2018, we paid approximately $3.9 million for settlements of contingent consideration obligations relating to certain performance milestones that were established in prior periods and achieved during the current period, and we increased our accrual by $3.4 million related to acquisitions completed during the current period and $0.5 million related to fair value adjustments. During fiscal 2017, we accrued approximately $7.4 million for additional contingent payments related to fiscal 2017 acquisitions, which included the estimated amount for the mandatory purchase of a step-acquisition, and $3.0 million for fair value adjustments to existing accruals. Additionally during fiscal 2017, we paid approximately $4.2 million for settlements of contingent consideration obligations relating to certain performance milestones that were established in prior periods and achieved during fiscal 2017. These amounts are reported in payments of acquisition-related contingent consideration in the Consolidated Statements of Cash Flows.

RPM International Inc. and Subsidiaries     49

The carrying value of our current financial instruments, which include cash and cash equivalents, marketable securities, trade accounts receivable, accounts payable and short-term debt, approximates fair value because of the short-term maturity of these financial instruments. At May 31, 2018 and 2017, the fair value of our long-term debt was estimated using active market quotes, based on our current incremental borrowing rates for similar types of borrowing arrangements, which are considered to be Level 2 inputs. Based on the analysis performed, the fair value and the carrying value of our financial instruments and long-term debt as of May 31, 2018 and 2017 are as follows:

	At May 31, 2018

(In thousands)	Carrying Value	Fair Value
Cash and cash equivalents	$244,422	$244,422
Marketable equity securities	144,555	144,555
Marketable debt securities	23,516	23,516
Long-term debt, including current portion	2,174,144	2,215,458

	At May 31, 2017

(In thousands)	Carrying Value	Fair Value
Cash and cash equivalents	$350,497	$350,497
Marketable equity securities	141,539	141,539
Marketable debt securities	22,916	22,916
Long-term debt, including current portion	2,090,082	2,243,167

NOTE F — DERIVATIVES AND HEDGING

Derivative Instruments and Hedging Activities

We are exposed to market risks, such as changes in foreign currency exchange rates and interest rates. To manage the volatility related to these exposures, from time to time, we enter into various derivative transactions. We use various types of derivative instruments, including forward contracts and swaps. We formally assess, designate and document, as a hedge of an underlying exposure, each qualifying derivative instrument that will be accounted for as an accounting hedge at inception. Additionally, we assess, both at inception and at least quarterly thereafter, whether the financial instruments used in the hedging transaction are effective at offsetting changes in either the fair values or cash flows of the underlying exposures.

Net Investment Hedge

In October 2017, as a means of mitigating the impact of currency fluctuations on our Euro investments in foreign entities, we executed a fair value hedge and two cross currency swaps, in which we will pay variable rate interest in Euros and receive fixed-rate interest in U.S. dollars with a combined notional amount of approximately 85.25 million ($100 million U.S. dollar equivalent), and which have a maturity date of November 2022. This effectively converts a portion of our U.S. dollar denominated fixed-rate debt to Euro denominated variable rate debt. The fair value hedge is recognized at fair value in our Consolidated Balance Sheets, while changes in the fair value of the hedge are recognized in interest expense in our Consolidated Statements of Income. We designated the swaps as net investment hedges of our net investment in our European operations under ASU 2017-12 and applied the spot method to these hedges. The changes in fair value of the derivative instruments that are designated and qualify as hedges of net investments in foreign operations are recognized in accumulated other comprehensive income (“AOCI”) to offset the changes in the values of the net investments being hedged. Amounts released from AOCI and reclassified into interest expense did not have a material impact on our Consolidated Financial Statements for any period presented.

Derivatives Designated as Cash Flow Hedging Instruments

We have designated certain forward contracts as hedging instruments pursuant to ASC No. 815 (“ASC 815”), “Derivatives and Hedging.” Changes in the fair value of these highly effective hedges are recorded as a component of AOCI. During the period in which a forecasted transaction affects earnings, amounts previously recorded as a component of AOCI are reclassified into earnings as a component of cost of sales. Amounts released from AOCI and reclassified into earnings did not have a material impact on our Consolidated Financial Statements for any period presented. As of May 31, 2018 and May 31, 2017, the notional amount of the forward contracts held to sell international currencies was $8.7 million and $9.8 million, respectively.

Derivatives Not Designated as Hedges

At May 31, 2018, we held four foreign currency forward contracts designed to reduce our exposure to changes in the cash flows of intercompany foreign-currency-denominated loans related to changes in foreign currency exchange rates by fixing the functional currency cash flows. These contracts have not been designated as hedges; therefore, the changes in fair value of these derivatives are recognized in earnings as a component of other (income) expense. Amounts recognized in earnings did not have a material impact on our Consolidated Financial Statements for any period presented. As of May 31, 2018 and May 31, 2017, the notional amounts of the forward contracts held to purchase foreign currencies was $147.4 million and $49.4 million, respectively.

Disclosure About Derivative Instruments

All of our derivative assets and liabilities measured at fair value are classified as Level 2 within the fair value hierarchy. We determine the fair value of our derivatives based on valuation methods, which project future cash flows and discount the future amounts to present value using market-based observable inputs, including interest rate curves, foreign currency rates, as well as future and basis point spreads, as applicable.

50    RPM International Inc. and Subsidiaries

The fair values of qualifying and non-qualifying instruments used in hedging transactions as of May 31, 2018 and May 31, 2017 are as follows:

(In thousands)		Fair Value
Derivatives Designated as Hedging Instruments	Balance Sheet Location	May 31, 2018	May 31, 2017
Assets:
Foreign Currency Exchange (Cash Flow)	Other Current Assets	133	15
Cross Currency Swap (Net Investment)	Other Current Assets	2,580	-
Cross Currency Swap (Net Investment)	Other Assets (Long-Term)	1,986	-
Liabilities:
Interest Rate Swap (Fair Value)	Other Accrued Liabilities	441	-
Cross Currency Swap (Net Investment)	Other Long-Term Liabilities	5,293	-
Interest Rate Swap (Fair Value)	Other Long-Term Liabilities	2,634	-

(In thousands)		Fair Value
Derivatives Not Designated as Hedging Instruments	Balance Sheet Location	May 31, 2018	May 31, 2017
Assets:
Foreign Currency Exchange	Other Current Assets	7	24
Liabilities:
Foreign Currency Exchange	Other Accrued Liabilities	2,985	-

NOTE G — BORROWINGS

A description of long-term debt follows:

May 31,	2018	2017
(In thousands)
Revolving credit facility with a syndicate of banks, through December 5, 2019 (1)	$235,774	$198,280
Unsecured 6.50% senior notes due February 14, 2018 (2)		249,555
Unsecured 6.125% senior notes due October 15, 2019 (3)	451,658	452,778
Unsecured $205,000 face value at maturity 2.25% senior convertible notes due December 15, 2020	196,865	193,260
Unsecured 3.45% senior notes due November 15, 2022	295,596	298,370
Unsecured 5.25% notes due June 1, 2045 (4)	298,514	298,433
Unsecured 3.75% notes due March 15, 2027 (5)	396,110	395,638
Unsecured 4.25% notes due January 15, 2048 (6)	296,344
Other obligations, including capital leases and unsecured notes payable at various rates of interest due in installments through 2021	3,283	3,768
	2,174,144	2,090,082
Less: current portion	3,501	253,645
Total Long-Term Debt, Less Current Maturities	$2,170,643	$1,836,437

(1)

Interest was tied to AUD LIBOR at May 31, 2018, and averaged 2.925% for AUD denominated debt ($23,309) and 0.675% on EUR denominated debt ($213,708). Interest was tied to AUD LIBOR at May 31, 2017, and averaged 2.705% for AUD denominated debt ($17,311), 1.075% on EUR denominated debt ($183,012). At May 31, 2018 and 2017, the revolving credit facility is adjusted for debt issuance costs, net of amortization, for approximately $1.2 million and $2.0 million, respectively.

(2)

The $250.0 million aggregate principal amount of the notes due 2018 is adjusted for the amortization of the original issue discount, which approximated $0.3 million at May 31, 2017. The original issue discount effectively reduced the ultimate proceeds from the financing. The effective interest rate on the notes, including the amortization of the discount, was 6.704%. At May 31, 2017, the notes were adjusted for debt issuance costs, net of amortization, for approximately $0.2 million. The notes were redeemed on February 14, 2018.

(3)

Includes the combination of the October 2009 initial issuance of $300.0 million aggregate principal amount and the May 2011 issuance of an additional $150.0 million aggregate principal amount of these notes. The $300.0 million aggregate principal amount of the notes due 2019 from the initial issuance is adjusted for the amortization of the original issue discount, which approximated $0.1 million at May 31, 2017. The original issue discount effectively reduced the ultimate proceeds from the October 2009 financing. The effective interest rate on the notes issued in October 2009, including the amortization of the discount, is 6.139%. The additional $150.0 million aggregate principal amount of the notes due 2019 issued in May 2011 is adjusted for the unamortized premium received at issuance, which approximated $2.3 million and $3.9 million at May 31, 2018 and 2017, respectively. The premium effectively increased the proceeds from the financing. The effective interest rate on the $150.0 million notes issued in May 2011 is 4.934%. At May 31, 2018 and 2017, the notes are adjusted for debt issuance costs, net of amortization, for approximately $0.6 million and $1.1 million, respectively.

(4)

The $250.0 million face amount of the notes due 2045 is adjusted for the amortization of the original issue discount, which approximated $1.4 million and $1.5 million at May 31, 2018 and 2017, respectively. The original issue discount effectively reduced the ultimate proceeds from the financing. The effective interest rate on the notes, including the amortization of the discount, is 5.29%. In March 2017, as a further issuance of the 5.25% notes due 2045, we closed an offering of $50.0 million aggregate principal, which is adjusted for the unamortized premium received at issuance, which approximated $3.0 million and $3.1 million at May 31, 2018 and 2017, respectively. The premium effectively increased the proceeds from the financing. The effective interest rate on the $50.0 million notes issued March 2017 is 4.839%. At May 31, 2018 and 2017, the notes are adjusted for debt issuance costs, net of amortization, for approximately $3.1 million and $3.2 million, respectively.

(5)

The $400.0 million face amount of the notes due 2027 is adjusted for the amortization of the original issue discount, which approximated $0.5 million at May 31, 2018 and 2017. The original issue discount effectively reduced the ultimate proceeds from the financing. The effective interest rate on the notes, including the amortization of the discount, is 3.767%. At May 31, 2018 and 2017, the notes are adjusted for debt issuance costs, net of amortization, for approximately $3.4 million and $3.8 million, respectively.

(6)

The $300.0 million face amount of the notes due 2048 is adjusted for the debt issuance cost, net of amortization, which approximated $3.6 million at May 31, 2018. The effective interest rate on the notes is 4.25%.

RPM International Inc. and Subsidiaries     51

The aggregate maturities of long-term debt for the five years subsequent to May 31, 2018 are as follows: 2019 — $3.5 million; 2020 — $689.3 million; 2021 — $196.9 million; 2022 — none; 2023 — $296.9 million and thereafter $1,011.1 million. Additionally, at May 31, 2018, we had unused lines of credit totaling $762.4 million.

Our available liquidity, including our cash and cash equivalents and amounts available under our committed credit facilities, stood at $1.01 billion at May 31, 2018. Our debt-to-capital ratio was 57.1% at May 31, 2018, compared with 59.3% at May 31, 2017.

4.250% Notes due 2048

On December 20, 2017, we closed an offering for $300.0 million aggregate principal amount of 4.250% Notes due 2048 (the “2048 Notes”). The proceeds from the 2048 Notes were used to repay $250.0 million in principal amount of unsecured 6.50% senior notes due February 15, 2018, and for general corporate purposes. Interest on the 2048 Notes accrues from December 20, 2017 and is payable semiannually in arrears on January 15th and July 15th of each year, beginning July 15, 2018, at a rate of 4.250% per year. The 2048 Notes mature on January 15, 2048. The indenture governing this indebtedness includes cross-acceleration provisions. Under certain circumstances, where an event of default under our other instruments results in acceleration of the indebtedness under such instruments, holders of the indebtedness under the indenture are entitled to declare amounts outstanding immediately due and payable.

5.250% Notes due 2045 and 3.750% Notes due 2027

On March 2, 2017, we issued $50.0 million aggregate principal amount of 5.250% Notes due 2045 (the “2045 Notes”) and $400.0 million aggregate principal amount of 3.750% Notes due 2027 (the “2027 Notes”). The 2045 Notes are a further issuance of the $250 million aggregate principal amount of 5.250% Notes due 2045 initially issued by us on May 29, 2015. Interest on the 2045 Notes is payable semiannually in arrears on June 1st and December 1st of each year at a rate of 5.250% per year. The 2045 Notes mature on June 1, 2045. Interest on the 2027 Notes is payable semiannually in arrears on March 15th and September 15th of each year, at a rate of 3.750% per year. The 2027 Notes mature on March 15, 2027. The indenture governing this indebtedness includes cross-acceleration provisions. Under certain circumstances, where an event of default under our other instruments results in acceleration of the indebtedness under such instruments, holders of the indebtedness under the indenture are entitled to declare amounts outstanding immediately due and payable.

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

As of May 31, 2018, we were in compliance with all financial covenants contained in our Revolving Credit Facility, including the leverage and interest coverage ratio covenants. At that date, our leverage ratio was 56.9%, while our interest coverage ratio was 7.4 to 1. Our available liquidity under our Revolving Credit Facility stood at $562.4 million at May 31, 2018.

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

As previously reported, during fiscal 2015, a plan of reorganization was confirmed (the “Bankruptcy Plan”) and, effective as of December 23, 2014, Bondex, SPHC, Republic and NMBFiL emerged from bankruptcy. Accordingly, trusts were established under Section 524(g) of the United States Bankruptcy Code (together, the “Trust”) and were funded with first installments. Borrowings under our Revolving Credit Facility were used to fund the initial trust payment of $450 million, which is classified as long-term debt in our Consolidated Balance Sheets. The Trust was funded with $450 million in cash and a promissory note, bearing no interest and maturing on or before December 23, 2018 (the “Bankruptcy Note”). We prepaid the remaining trust payment for $123.6 million in May 2018 and, therefore, there are no remaining outstanding trust payments as of May 31, 2018.

All of our past contributions to the Trust are deductible for U.S. income tax purposes.

Accounts Receivable Securitization Program

On May 9, 2017, we entered into a three-year, $200.0 million accounts receivable securitization facility (the “AR Program”). The maximum availability under the AR Program is $200.0 million. Availability is further subject to changes in the credit ratings of our customers, customer concentration levels or certain characteristics of the accounts receivable being transferred and, therefore, at certain times, we may not be able to fully access the $200.0 million of funding available under the AR Program.

52    RPM International Inc. and Subsidiaries

As of May 31, 2018, there was no outstanding balance under the AR Program, which compares with the maximum availability on that date of $200.0 million. The interest rate under the Purchase Agreement is based on the Alternate Base Rate, LIBOR Market Index Rate, one-month LIBOR or LIBOR for a specified tranche period, as selected by us, plus in each case, a margin of 0.70%. In addition, we are obligated to pay a monthly unused commitment fee based on the daily amount of unused commitments under the Agreement, which ranges from 0.30% to 0.50% based on usage. The AR Program contains various customary affirmative and negative covenants and also contains customary default and termination provisions.

Our failure to comply with the covenants described above and other covenants contained in the Revolving Credit Facility could result in an event of default under that agreement, entitling the lenders to, among other things, declare the entire amount outstanding under the Revolving Credit Facility to be due and payable. The instruments governing our other outstanding indebtedness generally include cross-default provisions that provide that, under certain circumstances, an event of default that results in acceleration of our indebtedness under the Revolving Credit Facility will entitle the holders of such other indebtedness to declare amounts outstanding immediately due and payable.

2.25% Convertible Senior Notes due 2020

On December 9, 2013, we issued $205 million of 2.25% Convertible Senior Notes due 2020 (the “Convertible Notes”). We pay interest on the Convertible Notes semi-annually on June 15th and December 15th of each year.

The Convertible Notes will be convertible under certain circumstances and during certain periods at an initial conversion rate of 18.8905 shares of RPM common stock per $1,000 principal amount of notes (representing an initial conversion price of approximately $52.94 per share of common stock), subject to adjustment in certain circumstances. In April 2018, we declared a dividend in excess of $0.24 per share and, consequently, the adjusted conversion rate at May 31, 2018 was 19.159777. The initial conversion price represents a conversion premium of approximately 37% over the last reported sale price of RPM common stock of $38.64 on December 3, 2013. Prior to June 15, 2020, the Convertible Notes may be converted only upon specified events, and, thereafter, at any time. Upon conversion, the Convertible Notes may be settled, at RPM’s election, in cash, shares of RPM common stock, or a combination of cash and shares of RPM common stock.

We account for the liability and equity components of the Convertible Notes separately, and in a manner that will reflect our nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. The effective interest rate on the liability component is 3.92%. Contractual interest was $4.6 million for both fiscal 2018 and 2017, and amortization of the debt discount was $3.0 million and $2.9 million for fiscal 2018 and 2017, respectively. At May 31, 2018, the remaining period over which the debt discount will be amortized was 2.5 years, the unamortized debt discount was $8.1 million, and the carrying amount of the equity component was $20.7 million.

NOTE H — INCOME TAXES

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (“Act”). The income tax effects of changes in tax laws are recognized in the period when enacted. The Act provides for numerous significant tax law changes and modifications with varying effective dates. Generally, the more significant provisions of the Act that impacted us for the year ended May 31, 2018 include the reduction in the U.S. corporate income tax rate from 35% to 21%, the creation of a territorial tax system (with a one-time mandatory tax on previously unremitted foreign earnings) and allowing for immediate capital expensing of certain qualified property. The corporate tax rate reduction was effective for RPM as of January 1, 2018 and, accordingly, reduced our current fiscal year federal statutory tax rate to a blended rate of approximately 29.2%.

Subsequent to the enactment of the Act, the SEC issued Staff Accounting Bulletin No. 118 (“SAB 118”), which provides guidance on accounting for the tax effects of the Act. SAB 118 provides a measurement period that should not extend beyond one year from the Act’s enactment date for companies to complete the applicable accounting under ASC 740. In accordance with SAB 118 and because all detailed information was not available to complete the necessary calculations as of May 31, 2018, we recorded a net provisional income tax expense of $7.3 million as a result of the Act being enacted during this fiscal year. The net provisional income tax expense is comprised of a benefit of $15.7 million related to the provisional re-measurement of our U.S. deferred tax assets and liabilities at the reduced U.S. corporate tax rates, a provisional expense of $67.9 million for the transition tax on unremitted earnings from foreign subsidiaries, and a provisional benefit of $44.9 million for the partial reversal of a previously recorded deferred tax liability recorded for the estimated tax cost associated with unremitted foreign earnings not considered indefinitely reinvested.

The net provisional income tax expense of $7.3 million is based on estimates as of May 31, 2018 and includes estimates of certain U.S. and foreign tax attributes and tax adjustments that will not be finalized until our fiscal 2018 U.S. and foreign income tax returns are finalized. Further, we expect additional guidance and/or interpretations of the Act to be issued. Any further technical or administrative releases related to the Act, as well as potential updates to our interpretations of the Act, may impact the net provisional income tax expense currently recorded. Any adjustments to the net provisional income tax expense will be recorded in future periods.

As a result of the change to U.S. taxation of unremitted foreign earnings under the Act, we are in the process of evaluating our indefinite reinvestment assertions with respect to unremitted foreign earnings. The above noted provisional deferred tax liability adjustment of $44.9 million includes our preliminary estimate, as of May 31, 2018, of our position with respect to foreign earnings not considered to be indefinitely reinvested.

Certain provisions of the Act will first impact us starting in our fiscal 2019 year. These provisions include, but are not limited to, the base erosion anti-abuse tax, the provision designed to tax global intangible low-taxed income, limitations on the deductibility of certain executive compensation and the repeal of the domestic production activities deduction. We are evaluating the impact of these provisions on future fiscal years.

RPM International Inc. and Subsidiaries     53

For the year ended May 31, 2018, the provision for income taxes is calculated in accordance with ASC 740, which requires the recognition of deferred income taxes using the asset and liability method.

Income (loss) before income taxes as shown in the Consolidated Statements of Income is summarized below for the periods indicated.

Year Ended May 31,	2018	2017	2016
(In thousands)
United States	$228,976	$133,356	$310,695
Foreign	188,072	110,977	172,771
Income Before Income Taxes	$417,048	$244,333	$483,466

Provision (benefit) for income taxes consists of the following for the periods indicated:

Year Ended May 31,	2018	2017	2016
(In thousands)
Current:
U.S. federal	$27,206	$3,024	$75,200
State and local	8,617	5,115	6,230
Foreign	52,658	27,474	35,179
Total Current	88,481	35,613	116,609
Deferred:
U.S. federal	(8,054)	15,553	17,625
State and local	4,832	1,928	1,907
Foreign	(7,468)	6,568	(10,133)
Total Deferred	(10,690)	24,049	9,399
Provision for Income Taxes	$77,791	$59,662	$126,008

The significant components of deferred income tax assets and liabilities as of May 31, 2018 and 2017 were as follows:

(In thousands)	2018	2017
Deferred income tax assets related to:
Inventories	$12,491	$14,207
Allowance for losses	5,349	9,148
Bankruptcy note liability	-	37,850
Accrued compensation and benefits	14,812	26,277
Accrued other expenses	14,427	21,935
Other long-term liabilities	15,921	19,947
Net operating loss and credit carryforwards	52,687	89,977
Net unrealized loss on securities	10,236	24,300
Pension and other postretirement benefits	39,863	68,352
Total Deferred Income Tax Assets	165,786	311,993
Less: valuation allowances	(51,540)	(63,686)
Net Deferred Income Tax Assets	114,246	248,307
Deferred income tax (liabilities) related to:
Depreciation	(62,202)	(81,965)
Amortization of intangibles	(114,284)	(149,546)
Unremitted foreign earnings	(19,886)	(94,430)
Total Deferred Income Tax (Liabilities)	(196,372)	(325,941)
Deferred Income Tax Assets (Liabilities), Net	$(82,126)	$(77,634)

At May 31, 2018, we had U.S. capital loss carryforwards of approximately $43.4 million, which, if not used by the end of our fiscal 2022 year, expire. Additionally, at May 31, 2018, we had approximately $2.2 million of tax benefit associated with state net operating loss carryforwards and state tax credit carryforwards of $2.2 million, both of which expire at various dates beginning in 2019. Also, as of May 31, 2018, we had foreign net operating loss carryforwards of approximately $166.5 million, of which approximately $25.5 million will expire at various dates beginning in 2019 and approximately $141.0 million that have an indefinite carryforward period. Additionally, as of May 31, 2018, we had foreign capital loss carryforwards of approximately $21.5 million that can be carried forward indefinitely.

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

54    RPM International Inc. and Subsidiaries

Total valuation allowances of approximately $51.5 million and $63.7 million have been recorded as of May 31, 2018 and 2017, respectively. These recorded valuation allowances relate to foreign and U.S. capital loss carryforwards, certain foreign net operating losses and net foreign deferred tax assets. The year-over-year change in valuation allowances of $12.2 million is comprised of reductions of approximately $7.4 million and $6.5 million related to the utilization of capital loss carryforwards and the impact of the corporate tax rate reduction included in the Act, respectively, partially offset by additions to valuation allowances for other foreign deferred tax assets.

The following table reconciles income tax expense (benefit) computed by applying the U.S. statutory federal income tax rate against income (loss) before income taxes to the provision (benefit) for income taxes:

Year Ended May 31,	2018	2017	2016
(In thousands)
Income tax expense at the U.S. statutory federal income tax rate	$121,812	$85,517	$169,213
Impact of foreign operations	(16,276)	(20,156)	(29,969)
State and local income taxes, net	9,520	4,734	4,310
Domestic manufacturing deduction	(4,839)	(2,537)	(8,030)
Nondeductible business expense	2,473	2,394	2,224
Valuation allowance	(5,235)	933	(3,357)
Deferred tax liability for unremitted foreign earnings	(77,970)	(621)	(3,712)
Non-taxable gain from joint venture	-	-	(2,790)
Other	737	1,476	(1,881)
Equity-based compensation	(4,652)	(12,078)
Transition tax liability	67,899
Remeasurement of U.S. deferred income taxes	(15,678)
Provision for Income Tax Expense	$77,791	$59,662	$126,008
Effective Income Tax Rate	18.7%	24.4%	26.1%

Uncertain income tax positions are accounted for in accordance with ASC 740. The following table summarizes the activity related to unrecognized tax benefits:

(In millions)	2018	2017	2016
Balance at June 1	$13.2	$13.7	$12.9
Additions based on tax positions related to current year	5.1	0.2	0.3
Additions for tax positions of prior years	-	2.9	2.6
Reductions for tax positions of prior years	(4.5)	(3.2)	(1.4)
Foreign currency translation	0.3	(0.4)	(0.7)
Balance at May 31	$14.1	$13.2	$13.7

The total amount of unrecognized tax benefits that would impact the effective tax rate, if recognized, was $13.6 million at May 31, 2018, $4.6 million at May 31, 2017 and $2.5 million at May 31, 2016.

We recognize interest and penalties related to unrecognized tax benefits in income tax expense. At May 31, 2018, 2017 and 2016, the accrual for interest and penalties was $2.8 million, $3.1 million and $2.8 million, respectively. Unrecognized tax benefits, including interest and penalties, have been classified as other long-term liabilities unless expected to be paid in one year.

We, or our subsidiaries, file income tax returns in the U.S. and in various state, local and foreign jurisdictions. The Internal Revenue Service has substantially completed an examination of our 2015 federal income tax return and the statutory audit period has expired for all years through 2013. The 2015 examination has thus far resulted in an inconsequential reduction to our 2015 federal income tax liability, and no further proposed adjustments are expected. Further, with limited exceptions, we, or our subsidiaries, are generally subject to state and local or non-U.S. income tax examinations by tax authorities for the fiscal years 2011 through 2017.

We are currently under examination, or have been notified of an upcoming tax examination, for various non-U.S. and domestic state and local jurisdictions. Although it is possible that certain tax examinations could be resolved during the next 12 months, the timing and outcomes are uncertain.

At May 31, 2017, we determined that it was possible that we could repatriate approximately $324.1 million of unremitted foreign earnings in the foreseeable future. Accordingly, as of May 31, 2017, we recorded a deferred income tax liability of $94.4 million, which represented our estimate of the U.S. income and foreign withholding tax associated with the $324.1 million of unremitted foreign earnings not considered permanently reinvested. As of May 31, 2018, we have provisionally identified $549.8 million of unremitted foreign earnings that are not considered indefinitely reinvested, which may be repatriated. The corresponding deferred tax liability related to unremitted foreign earnings has been reduced from $94.4 million to $19.9 million. The reduction to the deferred tax liability was recorded as a $78.0 million benefit through income tax expense and a $3.5 million charge to Other Comprehensive Income. As noted above, with the change in U.S. taxation of foreign earnings, we are evaluating our position with respect to permanent reinvestment of foreign earnings based on various factors, including future liquidity needs, our global capital structure and the foreign tax implications of future earnings repatriations.

We have not provided for U.S. income taxes or foreign withholding taxes on the remaining $1.1 billion of foreign unremitted earnings because such earnings have been retained and reinvested by the foreign subsidiaries as of May 31, 2018. Accordingly, no provision has been made for U.S. income taxes or foreign withholding taxes, which may become payable if the remaining unremitted earnings of foreign subsidiaries were distributed to the U.S. Due to the uncertainties and complexities involved in the various options for repatriation of foreign earnings, it is not practical to calculate the deferred taxes associated with the remaining foreign earnings.

RPM International Inc. and Subsidiaries     55

NOTE I — COMMON STOCK

On January 8, 2008, we announced our authorization of a stock repurchase program under which we may repurchase shares of RPM International Inc. common stock at management’s discretion for general corporate purposes. Our current intent is to limit our repurchases to approximately one to two million shares per year, which would include amounts required to offset dilution created by stock issued in connection with our equity-based compensation plans and other repurchases. As a result of this authorization, we may repurchase shares from time to time in the open market or in private transactions at various times and in amounts and for prices that our management deems appropriate, subject to insider trading rules and other securities law restrictions. The timing of our purchases will depend upon prevailing market conditions, alternative uses of capital and other factors. We may limit or terminate the repurchase program at any time. During the fiscal years ended May 31, 2018 and 2017, we did not repurchase any shares of our common stock under this program. During the fiscal year ended May 31, 2016, we repurchased 800,000 shares of our common stock at a cost of approximately $35.1 million, or an average cost of $43.88 per share, under this program.

NOTE J — STOCK-BASED COMPENSATION

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

The following table represents total stock-based compensation expense included in our Consolidated Statements of Income:

Year Ended May 31,	2018	2017	2016
(In thousands)
Stock-based compensation expense, included in SG&A	$25,440	$32,541	$31,287
Stock-based compensation expense, included in restructuring expense	2,136	-	-
Total stock-based compensation cost	27,576	32,541	31,287
Income tax (benefit)	(7,178)	(10,159)	(9,184)
Total stock-based compensation cost, net of tax	$20,398	$22,382	$22,103

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

The following is a summary of our weighted-average assumptions related to SARs grants made during the last three fiscal years:

Year Ended May 31,	2018	2017	2016
Risk-free interest rate	2.2%	1.5%	2.2%
Expected life of option	7.0 yrs	7.0 yrs	7.0 yrs
Expected dividend yield	2.2%	2.2%	2.2%
Expected volatility rate	26.2%	25.7%	25.6%

The 2014 Omnibus Plan was approved by our stockholders on October 9, 2014. The 2014 Omnibus Plan provides us with the flexibility to grant a wide variety of stock and stock-based awards, as well as dollar-denominated performance-based awards, and is intended to be the primary stock-based award program for covered employees. This plan replaces the 2004 Omnibus Plan, which expired under its own terms on October 7, 2014. A wide variety of stock and stock-based awards, as well as dollar-denominated performance-based awards, may be granted under these plans. SARs are issued at fair value at the date of grant, have up to ten-year terms and have graded-vesting terms over four years. Compensation cost for these awards is recognized on a straight-line basis over the related vesting period. Currently all SARs outstanding are to be settled with stock. As of May 31, 2018, there were 3,207,500 SARs outstanding.

56    RPM International Inc. and Subsidiaries

The following table summarizes option and share-based payment activity (including SARs) under these plans during the fiscal year ended May 31, 2018:

	2018
Share-Based Payments	Weighted Average Exercise Price	Number of Shares Under Option
(Shares in thousands)
Balance at June 1, 2017	$38.77	3,055
Options granted	55.19	540
Options exercised	23.65	(388)

Balance at May 31, 2018	43.36	3,207

Exercisable at May 31, 2018	$37.74	1,865

SARs	2018	2017	2016
(In millions, except per share amounts)
Weighted-average grant-date fair value per SAR	$12.90	$10.90	$10.73
Intrinsic value of options exercised	$11.10	$26.50	$22.30
Tax benefit from options exercised	$3.40	$9.70	$8.10
Fair value of SARS vested	$6.50	$4.60	$4.00

At May 31, 2018, the aggregate intrinsic value and weighted-average remaining contractual life of options outstanding was $23.6 million and 6.5 years, respectively, while the aggregate intrinsic value and weighted-average remaining contractual life of options exercisable was $22.4 million and 5.3 years, respectively.

At May 31, 2018, the total unamortized stock-based compensation expense related to SARs that were previously granted was $10.2 million, which is expected to be recognized over 3.25 years. We anticipate that approximately 1.3 million shares at a weighted-average exercise price of $51.17 and a weighted-average remaining contractual term of 8.1 years will ultimately vest under these plans.

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

The following table summarizes the share-based performance- earned restricted stock (“PERS”) activity during the fiscal year ended May 31, 2018:

	Weighted-Average Grant-Date
(Shares in thousands)	Fair Value	2018
Balance at June 1, 2017	$47.02	1,414
Shares granted	52.26	201
Shares forfeited	48.39	(28)
Shares vested	45.13	(540)

Balance at May 31, 2018	$48.97	1,047

The weighted-average grant-date fair value was $ 52.26, $50.84 and $45.79 for the fiscal years ended May 31, 2018, 2017 and 2016, respectively. The restricted stock cliff vest after three years. Nonvested restricted shares of common stock under the 2004 Omnibus Plan are eligible for dividend payments. At May 31, 2018, remaining unamortized deferred compensation expense totaled $16.4 million, all of which is associated with the 2014 Plan. The remaining amount is being amortized over the applicable vesting period for each participant.

On July 31, 2015, our Compensation Committee approved contingent awards of PCRS, (the “2015 PCRS”), for certain executives. During July 2015, 329,000 shares were granted at a weighted-average grant-date price of $ 46.87. The awards are contingent upon the level of attainment of performance goals for the three-year performance period from June 1, 2015 ending May 31, 2018. Vesting of 67% of the 2015 PCRS relates to an increase in EBIT for the period, and vesting of the remaining 33% relates to an increase in EBIT margin for the period. Compensation cost for these awards has been recognized on a straight-line basis over the related performance period, with consideration given to the probability of attaining the performance goals. Although there were 301,000 2015 PCRS shares outstanding as of May 31, 2018, the contingent performance goals were not met and, therefore, these awards will not vest. There is no unamortized stock-based compensation expense related to these awards as of May 31, 2018.

RPM International Inc. and Subsidiaries     57

The 2003 Plan was approved on October 10, 2003 by our stockholders, and was established primarily for the purpose of recruiting and retaining directors, and to align the interests of directors with the interests of our stockholders. Only directors who are not our employees are eligible to participate. Under the 2003 Plan, up to 500,000 shares of our common stock may be awarded, with awards cliff vesting over a three-year period. The following table summarizes the share-based activity under the 2003 Plan during fiscal 2018:

(Shares in thousands)	Weighted-Average Grant-Date Fair Value	2018
Balance at June 1, 2017	$45.92	70
Shares granted to directors	51.63	24
Shares vested	44.41	(27)
Balance at May 31, 2018	$48.56	67

The weighted-average grant-date fair value was $51.63, $50.61 and $43.71 for the fiscal years ended May 31, 2018, 2017 and 2016, respectively. Unamortized deferred compensation expense relating to restricted stock grants for directors of $1.6 million at May 31, 2018, is being amortized over the applicable remaining vesting period for each director. Nonvested restricted shares of common stock under the 2003 Plan are eligible for dividend payments. As of May 31, 2018, there were 53,700 shares available for future grant.

During fiscal 2018, a total of 36,984 shares were awarded under the 2014 Omnibus Plan to certain employees as supplemental retirement benefits, generally subject to forfeiture. The shares vest upon the latter of attainment of age 55 and the fifth anniversary of the May 31st immediately preceding the date of the grant. The following table sets forth such awards for the year ended May 31, 2018:

(Shares in thousands)	Weighted-Average Grant-Date Fair Value	2018
Balance at June 1, 2017	$25.04	802
Shares granted	55.19	37
Shares forfeited	24.79	(11)
Shares exercised	26.22	(126)
Balance at May 31, 2018	$26.42	702

The weighted-average grant-date fair value was $55.19, $50.99 and $46.63 for the fiscal years ended May 31, 2018, 2017 and 2016, respectively. As of May 31, 2018, no shares remain available for future grant under the 2007 Plan, and future issuances of shares as supplemental retirement benefits are intended to be made under the 2014 Omnibus Plan. At May 31, 2018, unamortized stock-based compensation expense of $2.9 million, $0.3 million and $1.2 million relating to the 2007 Plan, the Restricted Stock Units and the 2014 Omnibus Plan, respectively, are being amortized over the applicable vesting period associated with each participant.

The following table summarizes the activity for all nonvested restricted shares during the year ended May 31, 2018:

(Shares in thousands)	Weighted-Average Grant-Date Fair Value	Number of Shares
Balance at June 1, 2017	$43.32	2,300
Granted	52.62	262
Vested	40.21	(745)
Forfeited	43.71	(62)
Balance at May 31, 2018	$45.85	1,755

The remaining weighted-average contractual term of nonvested restricted shares at May 31, 2018 is the same as the period over which the remaining cost of the awards will be recognized, which is approximately 2.9 years. The fair value of the nonvested restricted share awards have been calculated using the market value of the shares on the date of issuance. For the years ended May 31, 2018, 2017 and 2016, the weighted-average grant-date fair value for restricted share grants was $52.62, $50.84 and $46.17, respectively. The total fair value of shares that vested during the years ended May 31, 2018, 2017 and 2016 was $29.9 million, $20.3 million and $34.2 million, respectively. We anticipate that approximately 1.8 million shares at a weighted-average grant-date fair value of $45.85 and a weighted-average remaining contractual term of 2.9 years will ultimately vest, based upon the unique terms and participants of each plan. Approximately 360,762 shares of restricted stock were vested at May 31, 2018, with 263,857 restricted shares vested as of May 31, 2017. The total intrinsic value of restricted shares converted during the years ended May 31, 2018, 2017 and 2016 was $7.6 million, $9.0 million and $32.3 million, respectively.

Total unrecognized compensation cost related to all nonvested awards of restricted shares of common stock was $22.2 million as of May 31, 2018. That cost is expected to be recognized over a weighted-average period of 2.9 years. We did not receive any cash from employees as a result of employee vesting and release of restricted shares for the year ended May 31, 2018.

58    RPM International Inc. and Subsidiaries

NOTE K — ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) consists of the following components:

(In thousands)	Foreign Currency Translation Adjustments	Pension And Other Postretirement Benefit Liability Adjustments, Net of Tax	Unrealized Gain (Loss) On Derivatives, Net of Tax	Unrealized Gain (Loss) On Securities, Net of Tax	Total
Balance at June 1, 2015	$(231,650)	$(168,332)	$-	$5,847	$(394,135)
Reclassification adjustments for gains included in net income, net of taxes of $946			-	(1,847)	(1,847)
Other comprehensive income	(65,580)	(62,520)	-	(9,995)	(138,095)
Deferred taxes	5,997	22,646	-	3,387	32,030
Balance at May 31, 2016	(291,233)	(208,206)	-	(2,608)	(502,047)
Reclassification adjustments for gains included in net income, net of taxes of $401			-	(1,847)	(1,847)
Other comprehensive income	(20,358)	66,264	16	7,849	53,771
Deferred taxes	3,176	(24,782)	-	(2,257)	(23,863)
Balance at May 31, 2017	(308,415)	(166,724)	16	1,137	(473,986)
Reclassification adjustments for gains included in net income, net of taxes of $591			-	(1,244)	(1,244)
Other comprehensive income	10,989	11,375	(359)	(2,050)	19,955
Deferred taxes	(2,587)	(2,146)	212	748	(3,773)
Balance at May 31, 2018	$(300,013)	$(157,495)	$(131)	$(1,409)	$(459,048)

NOTE L — EARNINGS PER SHARE

The following table sets forth the reconciliation of the numerator and denominator of basic and diluted earnings per share for the years ended May 31, 2018, 2017 and 2016:

Year Ended May 31,	2018	2017	2016
(In thousands, except per share amounts)
Numerator for earnings per share:
Net income attributable to RPM International Inc. stockholders	$337,770	$181,823	$354,725
Less: Allocation of earnings and dividends to participating securities	(3,858)	(2,795)	(5,770)
Net income available to common shareholders - basic	333,912	179,028	348,955
Add: Undistributed earnings reallocated to unvested shareholders		2
Reverse: Allocation of earnings and dividends to participating securities	3,858		5,770
Add: Income effect of contingently issuable shares	5,673	5,457	5,430
Net income available to common shareholders - diluted	$343,443	$184,487	$360,155
Denominator for basic and diluted earnings per share:
Basic weighted average common shares (1)	131,179	130,662	129,383
Average diluted options	2,064	598	3,445
Net issuable common share equivalents (2)	3,928	3,905	3,888
Total shares for diluted earnings per share (1), (3)	137,171	135,165	136,716
Earnings Per Share of Common Stock Attributable to RPM International Inc. Stockholders:
Basic Earnings Per Share of Common Stock	$2.55	$1.37	$2.70
Diluted Earnings Per Share of Common Stock	$2.50	$1.36	$2.63
(1)

Basic and diluted earnings per share are calculated using the two-class method for the year ended May 31, 2017. For the years ended May 31, 2018 and 2016, basic and diluted earnings per share are calculated under the two-class method and the treasury method, respectively, as those methods resulted in the most dilutive earnings per share.

(2)

Represents the number of shares that would be issued if our contingently convertible notes were converted. We include these shares in the calculation of diluted EPS as the conversion of the notes may be settled, at our election, in cash, shares of our common stock, or a combination of cash and shares of our common stock.

(3)

For the years ended May 31, 2018 and 2017, approximately 799,362 and 606,048 shares of stock, respectively, granted under stock-based compensation plans were excluded from the calculation of diluted EPS, as the effect would have been anti-dilutive.

RPM International Inc. and Subsidiaries     59

NOTE M — LEASES

We lease certain property, plant and equipment under long-term operating lease agreements, some of which provide for increased rental payments based upon increases in the cost-of-living index. The following table illustrates our future minimum lease commitments under all non-cancelable lease agreements, for each of the next five years and in the aggregate, as of May 31, 2018:

May 31,
(In thousands)
2019	$57,246
2020	38,902
2021	28,053
2022	18,835
2023	15,036
Thereafter	52,471
Total Minimum Lease Commitments	$210,543

Total rental expense for all operating leases amounted to $64.3 million, $61.3 million and $57.5 million for the fiscal years ended May 31, 2018, 2017 and 2016, respectively.

NOTE N — PENSION PLANS

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

The Retirement Plan provides benefits that are based upon years of service and average compensation with accrued benefits vesting after five years. Benefits for union employees are generally based upon years of service, or a combination of years of service and average compensation. Our pension funding policy considers contributions in an amount on an annual basis that can be deducted for federal income tax purposes, using a different actuarial cost method and different assumptions from those used for financial reporting. For the fiscal year ending May 31, 2019, we expect to contribute approximately $1.3 million to the retirement plans in the U.S. and approximately $8.1 million to our foreign plans. We elected to accelerate our fiscal 2019 planned contribution to the RPM International Inc. Retirement Plan, and therefore contributed $52.8 million to the plan in February 2018.

Net periodic pension cost consisted of the following for the year ended May 31:

	U.S. Plans			Non-U.S. Plans
(In thousands)	2018	2017	2016	2018	2017	2016
Service cost	$37,859	$37,603	$32,808	$4,620	$4,070	$4,061
Interest cost	17,518	17,323	17,995	5,025	4,614	5,070
Expected return on plan assets	(32,342)	(25,007)	(25,749)	(8,270)	(7,109)	(7,571)
Amortization of:
Prior service cost	117	217	234	(31)	(24)	(2)
Net actuarial losses recognized	14,470	22,160	16,759	1,758	2,150	1,739
Curtailment/settlement losses			87	128	904	57
Net Pension Cost	$37,622	$52,296	$42,134	$3,230	$4,605	$3,354

60    RPM International Inc. and Subsidiaries

The changes in benefit obligations and plan assets, as well as the funded status of our pension plans at May 31, 2018 and 2017, were as follows:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2018	2017	2018	2017
Benefit obligation at beginning of year	$591,948	$589,046	$195,884	$187,064
Service cost	37,859	37,603	4,620	4,070
Interest cost	17,518	17,323	5,025	4,614
Benefits paid	(34,368)	(28,587)	(6,545)	(4,977)
Participant contributions			980	933
Plan amendments			(61)	(196)
Plan settlements/curtailments			(2,984)	(4,546)
Actuarial (gains)/losses	4,298	(23,437)	(9,523)	16,697
Premiums paid			(106)	(109)
Currency exchange rate changes			6,859	(7,666)
Benefit Obligation at End of Year	$617,255	$591,948	$194,149	$195,884
Fair value of plan assets at beginning of year	$437,481	$314,216	$179,928	$169,464
Actual return on plan assets	30,291	44,924	3,166	21,216
Employer contributions	53,829	106,928	7,460	5,753
Participant contributions			980	933
Benefits paid	(34,368)	(28,587)	(6,545)	(4,977)
Premiums paid			(106)	(109)
Plan settlements/curtailments			(2,267)	(4,471)
Currency exchange rate changes			6,344	(7,881)
Fair Value of Plan Assets at End of Year	$487,233	$437,481	$188,960	$179,928
(Deficit) of plan assets versus benefit obligations at end of year	$(130,022)	$(154,467)	$(5,189)	$(15,956)
Net Amount Recognized	$(130,022)	$(154,467)	$(5,189)	$(15,956)
Accumulated Benefit Obligation	$510,984	$489,918	$181,462	$183,038

The fair value of the assets held by our pension plans has increased at May 31, 2018 since our previous measurement date at May 31, 2017, due primarily to gains in the stock market and our plan contributions. Total plan liabilities have increased due to increased benefit accruals. We have decreased our recorded liability for the net underfunded status of our pension plans. The assumptions to value lump sums were updated to incorporate future expectations of the IRS mortality and interest rates. Due to slightly higher discount rates and increased asset values offset by higher interest cost and lump sum mortality rates, we expect pension expense in fiscal 2019 to be comparable to our fiscal 2018 expense level. Any future declines in the value of our pension plan assets or increases in our plan liabilities could require us to increase our recorded liability for the net underfunded status of our pension plans and could also require accelerated and higher cash contributions to our pension plans.

Amounts recognized in the Consolidated Balance Sheets for the years ended May 31, 2018 and 2017 are as follows:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2018	2017	2018	2017
Noncurrent assets	$-	$-	$10,483	$998
Current liabilities	(7)	(7)	(421)	(512)
Noncurrent liabilities	(130,015)	(154,460)	(15,251)	(16,442)
Net Amount Recognized	$(130,022)	$(154,467)	$(5,189)	$(15,956)

RPM International Inc. and Subsidiaries     61

The following table summarizes the relationship between our plans’ benefit obligations and assets:

	U.S. Plans
	2018		2017
(In thousands)	Benefit Obligation	Plan Assets	Benefit Obligation	Plan Assets
Plans with projected benefit obligations in excess of plan assets	$617,255	$487,233	$591,948	$437,481
Plans with accumulated benefit obligations in excess of plan assets	510,984	487,233	489,918	437,481
Plans with assets in excess of projected benefit obligations	-	-	-	-
Plans with assets in excess of accumulated benefit obligations	-	-	-	-
	Non-U.S. Plans
	2018		2017
(In thousands)	Benefit Obligation	Plan Assets	Benefit Obligation	Plan Assets
Plans with projected benefit obligations in excess of plan assets	$152,533	$136,861	$147,560	$130,605
Plans with accumulated benefit obligations in excess of plan assets	43,054	29,855	44,797	31,653
Plans with assets in excess of projected benefit obligations	41,616	52,099	48,324	49,323
Plans with assets in excess of accumulated benefit obligations	138,408	159,105	138,241	148,275

The following table presents the pretax net actuarial loss and prior service (costs) recognized in accumulated other comprehensive income (loss) not affecting retained earnings:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2018	2017	2018	2017
Net actuarial loss	$(197,821)	$(205,942)	$(35,668)	$(41,000)
Prior service (costs) credits	(135)	(252)	224	185
Total recognized in accumulated other comprehensive income not affecting retained earnings	$(197,956)	$(206,194)	$(35,444)	$(40,815)

The following table includes the changes recognized in other comprehensive income:
	U.S. Plans		Non-U.S. Plans
(In thousands)	2018	2017	2018	2017
Changes in plan assets and benefit obligations recognized in other comprehensive income:
Prior service cost	$-	$-	$(61)	$(196)
Net loss (gain) arising during the year	6,349	(43,353)	(5,098)	2,515
Effect of exchange rates on amounts included in AOCI			1,517	(1,736)
Amounts recognized as a component of net periodic benefit cost:
Amortization or curtailment recognition of prior service (cost)	(117)	(217)	18	24
Amortization or settlement recognition of net (loss)	(14,470)	(22,160)	(1,912)	(3,054)
Total recognized in other comprehensive loss (income)	$(8,238)	$(65,730)	$(5,536)	$(2,447)

The following table presents the amounts in accumulated other comprehensive income (loss) as of May 31, 2018 that have not yet been recognized in net periodic pension cost, but are expected to be recognized in our Consolidated Statements of Income during the fiscal year ending May 31, 2019:

(In thousands)	U.S. Plans	Non-U.S. Plans
Net actuarial loss	$(13,279)	$ (1,276)
Prior service (cost) credit	$(117)	$ 31

62    RPM International Inc. and Subsidiaries

In measuring the projected benefit obligation and net periodic pension cost for our plans, we utilize actuarial valuations. These valuations include specific information pertaining to individual plan participants, such as salary, age and years of service, along with certain assumptions. The most significant assumptions applied include discount rates, expected return on plan assets and rate of compensation increases. We evaluate these assumptions, at a minimum, on an annual basis, and make required changes, as applicable. In developing our expected long-term rate of return on pension plan assets, we consider	the current and expected target asset allocations of the pension portfolio, as well as historical returns and future expectations for returns on various categories of plan assets. Expected return on assets is determined by using the weighted-average return on asset classes based on expected return for the target asset allocations of the principal asset categories held by each plan. In determining expected return, we consider both historical performance and an estimate of future long-term rates of return. Actual experience is used to develop the assumption for compensation increases.

The following weighted-average assumptions were used to determine our year-end benefit obligations and net periodic pension cost under the plans:

	U.S. Plans		Non-U.S. Plans
Year-End Benefit Obligations	2018	2017	2018	2017
Discount rate	4.12%	3.81%	3.09%	2.79%
Rate of compensation increase	3.80%	3.80%	2.85%	3.00%

	U.S. Plans			Non-U.S. Plans
Net Periodic Pension Cost	2018	2017	2016	2018	2017	2016
Discount rate	3.81%	3.85%	4.25%	2.79%	3.13%	3.26%
Expected return on plan assets	7.89%	7.89%	7.90%	4.37%	4.50%	4.49%
Rate of compensation increase	3.80%	3.80%	3.80%	3.00%	2.81%	2.81%

The following tables illustrate the weighted-average actual and target allocation of plan assets:

U.S. Plans
	Target Allocation	Actual Asset Allocation
(Dollars in millions)	as of May 31, 2018	2018	2017
Equity securities	55%	$309.3	$295.2
Fixed income securities	25%	76.5	82.4
Multi-class	20%	72.8
Cash (1)		28.4	59.7
Other		0.2	0.2
Total assets	100%	$487.2	$437.5

Non-U.S. Plans
	Target Allocation	Actual Asset Allocation
(Dollars in millions)	as of May 31, 2018	2018	2017
Equity securities	41%	$90.0	$83.8
Fixed income securities	42%	70.2	65.9
Cash		0.5
Property and other	17%	28.3	30.2
Total assets	100%	$189.0	$179.9

(1)	The cash position at May 31, 2018 results from our acceleration of the planned fiscal 2019 contribution, which was deposited into the RPM International Inc. Retirement Plan during February 2018. The cash position at May 31, 2017 results from our acceleration of the planned fiscal 2018 contribution, which was deposited into the RPM International Inc. Retirement Plan during May 2017.

The following tables present our pension plan assets as categorized using the fair value hierarchy at May 31, 2018 and 2017:

	U.S. Plans
(In thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at May 31, 2018
U.S. Treasury and other government	$ -	$ 10,197	$ -	$ 10,197
State and municipal bonds		605		605
Foreign bonds		1,748		1,748
Mortgage-backed securities		26,081		26,081
Corporate bonds		17,413		17,413
Stocks - large cap	1,927			1,927
Stocks - mid cap	11,748			11,748
Stocks - small cap	18,419			18,419
Stocks - international	3,333			3,333
Mutual funds - equity		273,893		273,893
Mutual funds - multi-class		72,802		72,802
Mutual funds - fixed		20,516		20,516
Cash and cash equivalents	28,371			28,371
Limited partnerships			180	180
Total	$ 63,798	$ 423,255	$ 180	$ 487,233

RPM International Inc. and Subsidiaries     63

	Non-U.S. Plans
(In thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at May 31, 2018
Pooled equities	$-	$88,540	$-	$88,540
Pooled fixed income		70,180		70,180
Foreign bonds		182		182
Insurance contracts			28,268	28,268
Mutual funds		1,334		1,334
Cash and cash equivalents	456			456
Total	$456	$160,236	$28,268	$188,960

	U.S. Plans
(In thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at May 31, 2017
U.S. Treasury and other government	$-	$7,923	$-	$7,923
State and municipal bonds		628		628
Foreign bonds		1,623		1,623
Mortgage-backed securities		20,211		20,211
Corporate bonds		17,976		17,976
Stocks - large cap	20,999			20,999
Stocks - mid cap	8,128			8,128
Stocks - small cap	16,423			16,423
Stocks - international	2,639			2,639
Mutual funds - equity		247,037		247,037
Mutual funds - fixed		34,014		34,014
Cash and cash equivalents	59,674			59,674
Limited partnerships			206	206
Total	$107,863	$329,412	$206	$437,481

	Non-U.S. Plans
(In thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at May 31, 2017
Pooled equities	$-	$82,626	$-	$82,626
Pooled fixed income		65,649		65,649
Foreign bonds		252		252
Insurance contracts			30,181	30,181
Mutual funds		1,181		1,181
Cash and cash equivalents	39			39
Total	$39	$149,708	$30,181	$179,928

The following table includes the activity that occurred during the years ended May 31, 2018 and 2017 for our Level 3 assets:

		Actual Return on Plan Assets For:
(In thousands)	Balance at Beginning of Period	Assets Still Held at Reporting Date	Assets Sold During Year	Purchases, Sales and Settlements, net (1)	Balance at End of Period
Year ended May 31, 2018	$ 30,387	(65)	-	(1,874)	$28,448
Year ended May 31, 2017	30,673	1,096	-	(1,382)	30,387

(1)	Includes the impact of exchange rate changes during the year.

64    RPM International Inc. and Subsidiaries

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

The goals of the investment strategy for pension assets include: the total return of the funds shall, over an extended period of time, surpass an index composed of the MSCI World Stock Index (equity), the Barclays Aggregate Bond Index (fixed income), and 30-day Treasury Bills (cash), weighted appropriately to match the asset allocation of the plans. The equity portion of the funds shall surpass the MSCI World Stock Index over a full market cycle, while the fixed income portion shall surpass Barclays Aggregate Bond Index over a full market cycle. The purpose of the core fixed income fund is to increase return in the form of cash flow, provide a hedge against inflation and to reduce the volatility of the fund overall. Therefore, the primary objective of the core fixed income portion is to match the Barclays Aggregate Bond Index. The purpose of including opportunistic fixed income assets such as, but not limited to, global and high-yield securities in the portfolio is to enhance the overall risk-return characteristics of the Fund.

In addition to the defined benefit pension plans discussed above, we also sponsor employee savings plans under Section 401(k) of the Internal Revenue Code, which cover most of our employees in the U.S. We record expense for defined contribution plans for any employer-matching contributions made in conjunction with services rendered by employees. The majority of our plans provide for matching contributions made in conjunction with services rendered by employees. Matching contributions are invested in the same manner that the participants invest their own contributions. Matching contributions charged to income were $18.7 million, $17.4 million and $16.3 million for the years ending May 31, 2018, 2017 and 2016, respectively.

We expect to pay the following estimated pension benefit payments in the next five years (in millions): $54.0 in 2019, $58.4 in 2020, $56.2 in 2021, $59.1 in 2022 and $60.4 in 2023. In the five years thereafter (2024-2028), we expect to pay $318.0 million.

NOTE O — POSTRETIREMENT BENEFITS

We sponsor several unfunded-healthcare-benefit plans for certain of our retired employees, as well as postretirement life insurance for certain key former employees. Eligibility for these benefits is based upon various requirements. The following table illustrates the effect on operations of these plans for the three years ended May 31, 2018:

	U.S. Plans			Non-U.S. Plans
(In thousands)	2018	2017	2016	2018	2017	2016
Service cost - benefits earned during the period	$-	$-	$-	$1,307	$1,097	$1,061
Interest cost on the accumulated obligation	173	229	235	939	854	832
Amortization of:
Prior service (credit)	(220)	(235)	(247)
Net actuarial (gains) losses	24			332	230	229
Net Postretirement Benefit (Income) Cost	$(23)	$(6)	$(12)	$2,578	$2,181	$2,122

The changes in benefit obligations of the plans at May 31, 2018 and 2017 were as follows:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2018	2017	2018	2017
Accumulated postretirement benefit obligation at beginning of year	$5,892	$7,653	$27,868	$25,420
Service cost			1,307	1,097
Interest cost	173	229	939	854
Benefit payments	(297)	(2,383)	(604)	(529)
Actuarial (gains) losses	(400)	393	2,638	1,766
Currency exchange rate changes			1,133	(740)
Accumulated and accrued postretirement benefit obligation at end of year	$5,368	$5,892	$33,281	$27,868

In determining the postretirement benefit amounts outlined above, measurement dates as of May 31 for each period were applied.

RPM International Inc. and Subsidiaries     65

Amounts recognized in the Consolidated Balance Sheets for the years ended May 31, 2018 and 2017 are as follows:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2018	2017	2018	2017
Current liabilities	$(427)	$(411)	$(696)	$(522)
Noncurrent liabilities	(4,941)	(5,481)	(32,585)	(27,346)
Net Amount Recognized	$(5,368)	$(5,892)	$(33,281)	$(27,868)
The following table presents the pretax net actuarial gain (loss) and prior service credits recognized in accumulated other comprehensive income (loss) not affecting retained earnings:
	U.S. Plans		Non-U.S. Plans
(In thousands)	2018	2017	2018	2017
Net actuarial gain (loss)	$124	$(299)	$(9,951)	$(7,354)
Prior service credits	887	1,107
Total recognized in accumulated other comprehensive income not affecting retained earnings	$1,011	$808	$(9,951)	$(7,354)
The following table includes the changes recognized in other comprehensive income:
	U.S. Plans		Non-U.S. Plans
(In thousands)	2018	2017	2018	2017
Changes in plan assets and benefit obligations recognized in other comprehensive income:
Prior service cost	$-	$-	$-	$-
Net loss (gain) arising during the year	(400)	393	2,638	1,766
Effect of exchange rates on amounts included in AOCI			291	(168)
Amounts recognized as a component of net periodic benefit cost:
Amortization or curtailment recognition of prior service credit (cost)	220	234
Amortization or settlement recognition of net gain (loss)	(24)	-	(332)	(230)
Total recognized in other comprehensive loss (income)	$(204)	$627	$2,597	$1,368
The following weighted-average assumptions were used to determine our year-end benefit obligations and net periodic postretirement benefit costs under the plans:
	U.S. Plans		Non-U.S. Plans
Year-End Benefit Obligations	2018	2017	2018	2017
Discount rate	4.03%	3.61%	3.70%	3.61%
Current healthcare cost trend rate	7.86%	14.75%	6.02%	5.85%
Ultimate healthcare cost trend rate	4.36%	4.36%	4.20%	4.20%
Year ultimate healthcare cost trend rate will be realized	2037	2037	2032	2030

	U.S. Plans			Non-U.S. Plans
Net Periodic Postretirement Cost	2018	2017	2016	2018	2017	2016
Discount rate	3.61%	3.76%	3.95%	3.61%	3.92%	4.00%
Healthcare cost trend rate	14.75%	10.37%	11.34%	5.85%	5.98%	6.06%
Ultimate healthcare cost trend rate	4.36%	4.36%	4.50%	4.20%	4.20%	4.20%
Year ultimate healthcare cost trend rate will be realized	2037	2037	2029	2030	2030	2030

66    RPM International Inc. and Subsidiaries

We utilize a sensitivity analysis to measure the potential impact of changes in our healthcare cost trend rate on our Consolidated Financial Statements. Increasing or decreasing current healthcare cost trend rates by 1% would affect our accumulated postretirement benefit obligation and net postretirement expense by the following amounts for the years ended May 31, 2018 and 2017:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2018	2017	2018	2017
1% Increase in Healthcare Cost Trend Rate
Accumulated benefit obligation	$ 185	$ 229	$ 6,978	$ 6,410
Postretirement cost	7	9	673	547
1% Decrease in Healthcare Cost Trend Rate
Accumulated benefit obligation	$ (163)	$ (201)	$ (5,391)	$ (5,016)
Postretirement cost	(6)	(8)	(493)	(406)

We expect to pay approximately $1.1 million to $1.5 million in estimated postretirement benefits in each of the next five years. In the five years thereafter (2024-2028) we expect to pay a cumulative total of $8.8 million.

NOTE P — CONTINGENCIES AND OTHER ACCRUED LOSSES

Accrued loss reserves consist of the following:

May 31,	2018	2017
(In thousands)
Accrued product liability reserves	$12,900	$14,932
Accrued warranty reserves	8,088	15,701
Accrued environmental reserves	1,144	1,102
Total Accrued Loss Reserves - Current	$22,132	$31,735
Accrued product liability reserves - noncurrent	$29,902	$28,222
Accrued warranty liability - noncurrent	3,633	3,448
Accrued environmental reserves - noncurrent	3,571	1,747
Total Accrued Loss Reserves - Noncurrent	$37,106	$33,417

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

We also offer warranties on many of our products, as well as long-term warranty programs at certain of our businesses, and have established product warranty liabilities. We review these liabilities for adequacy on a quarterly basis and adjust them as necessary. The primary factors that could affect these liabilities may include changes in performance rates as well as costs of replacement. Provision for estimated warranty costs is recorded at the time of sale and periodically adjusted, as required, to reflect actual experience. It is probable that we will incur future losses related to warranty claims we have received but that have not been fully investigated and related to claims not yet received. While our warranty liabilities represent our best estimates at May 31, 2018, we can provide no assurances that we will not experience material claims in the future or that we will not incur significant costs to resolve such claims beyond the amounts accrued or beyond what we may recover from our suppliers. Product warranty expense is recorded within selling, general and administrative expense.

Also, due to the nature of our businesses, the amount of claims paid can fluctuate from one period to the next. While our warranty liabilities represent our best estimates of our expected losses at any given time, from time to time we may revise our estimates based on our experience relating to factors such as weather conditions, specific circumstances surrounding product installations and other factors.

RPM International Inc. and Subsidiaries     67

The following table includes the changes in our accrued warranty balances:

Year Ended May 31,	2018	2017	2016
(In thousands)
Beginning Balance	$19,149	$13,314	$11,663
Deductions (1)	(26,199)	(18,269)	(18,061)
Provision charged to SG&A expense	17,924	23,862	19,653
Acquisitions	847	242	59
Ending Balance	$11,721	$19,149	$13,314

(1)	Primarily claims paid during the year.

In addition, like other companies participating in similar lines of business, some of our subsidiaries are involved in several proceedings relating to environmental matters. It is our policy to accrue remediation costs when it is probable that such efforts will be required and the related costs can be reasonably estimated. During our fiscal year ended May 31, 2018, we recorded an environmental reserve for approximately $1.7 million related to our estimate of remediation costs that may be required in relation to one of our facilities identified for sale and closure in connection with our ongoing restructuring activities. In general, our environmental accruals are undiscounted liabilities, which are exclusive of claims against third parties, and are not material to our financial statements during any of the periods presented.

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

In connection with the foregoing, on September 9, 2016, the SEC filed an enforcement action against us and our General Counsel. We have cooperated with the SEC’s investigation and believe the allegations in the complaint mischaracterize both our and our General Counsel’s actions in connection with the matters related to our quarterly results in fiscal 2013 and are without merit. Both we and our General Counsel filed motions to dismiss the complaint on February 24, 2017. Those motions to dismiss the complaint were denied by the Court on September 29, 2017. We and our General Counsel filed answers to the complaint on October 16, 2017. Formal discovery commenced in January 2018. We intend to continue to contest the allegations in the complaint vigorously.

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

With respect to a case pending against one of our subsidiaries in which there is alleged both trade secret and trademark infringement, during the quarter ended August 31, 2017, the court denied our motion for summary judgment. Based on our current understanding of the claim, we have determined that it is probable that we will incur a loss related to this claim and have estimated a range of potential loss. We have accrued at the low end of the range of loss, as no amount within the range is more likely to occur, and no amount within the estimated range of loss would have a material impact on our consolidated financial condition, results of operations or cash flows.

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

Our industrial reportable segment products are sold throughout North America and also account for the majority of our international sales. Our industrial product lines are sold directly to contractors, distributors and end-users, such as industrial manufacturing facilities, public institutions and other commercial customers. The industrial reportable segment comprises three separate operating segments: Tremco Group, tremco illbruck Group and Performance Coatings Group. Products and services within this reportable segment include construction chemicals, roofing systems, weatherproofing and other sealants, and polymer flooring.

68    RPM International Inc. and Subsidiaries

Our consumer reportable segment manufactures and markets professional use and do-it-yourself (“DIY”) products for a variety of mainly consumer applications, including home improvement and personal leisure activities. Our consumer segment’s major manufacturing and distribution operations are located primarily in North America, along with a few locations in Europe and other parts of the world. Our consumer reportable segment products are primarily sold directly to mass merchandisers, home improvement centers, hardware stores, paint stores, craft shops, cosmetic companies and through distributors. This reportable segment comprises three operating segments: Rust-Oleum Group, DAP Group and SPG-Consumer Group. Products within this reportable segment include specialty, hobby and professional paints; nail enamels; caulks; adhesives; silicone sealants; cleaners; floor sealers and wood stains. Sales to The Home Depot, Inc. represented less than 10% of our consolidated net sales for fiscal 2018, 2017 and 2016, and 28% of our consumer segment net sales for each of the fiscal years ended May 31, 2018, 2017 and 2016.

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

In addition to our three reportable segments, there is a category of certain business activities and expenses, referred to as corporate/other, that does not constitute an operating segment. This category includes our corporate headquarters and related administrative expenses, results of our captive insurance companies, gains or losses on the sales of certain assets and other expenses not directly associated with any reportable segment. Assets related to the corporate/other category consist primarily of investments, prepaid expenses and headquarters’ property and equipment. These corporate and other assets and expenses reconcile reportable segment data to total consolidated income before income taxes, interest expense and earnings before interest and taxes; as well as identifiable assets, capital expenditures, and depreciation and amortization.

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

Year Ended May 31,	2018	2017	2016
(In thousands)
Net Sales
Industrial	$2,814,755	$2,564,202	$2,491,647
Consumer	1,754,339	1,680,384	1,637,438
Specialty	752,549	713,589	684,564
Total	$5,321,643	$4,958,175	$4,813,649
Income Before Income Taxes
Industrial
Income Before Income Taxes (a)	$270,792	$243,335	$257,180
Interest (Expense), Net (b)	(10,507)	(7,985)	(6,071)
EBIT (c)	$281,299	$251,320	$263,251
Consumer
Income Before Income Taxes (a)	$171,874	$58,726	$268,218
Interest (Expense) Income, Net (b)	(713)	(323)	40
EBIT (c)	$172,587	$59,049	$268,178
Specialty
Income Before Income Taxes (a)	$123,307	$107,904	$107,546
Interest Income, Net (b)	876	526	814
EBIT (c)	$122,431	$107,378	$106,732
Corporate/Other
(Expense) Before Income Taxes (a)	$(148,925)	$(165,632)	$(149,478)
Interest (Expense), Net (b)	(73,761)	(75,188)	(76,101)
EBIT (c)	$(75,164)	$(90,444)	$(73,377)
Consolidated
Income Before Income Taxes (a)	$417,048	$244,333	$483,466
Interest (Expense), Net (b)	(84,105)	(82,970)	(81,318)
EBIT (c)	$501,153	$327,303	$564,784
Identifiable Assets
Industrial	$2,422,799	$2,382,784	$2,206,062
Consumer	1,859,381	1,821,190	1,734,600
Specialty	740,952	759,822	754,757
Corporate/Other	248,690	126,653	69,550
Total	$5,271,822	$5,090,449	$4,764,969
Capital Expenditures
Industrial	$60,145	$65,083	$78,002
Consumer	38,921	45,690	27,269
Specialty	14,958	14,104	10,238
Corporate/Other	595	1,232	1,674
Total	$114,619	$126,109	$117,183
Depreciation and Amortization
Industrial	$57,267	$51,529	$47,697
Consumer	38,037	33,374	31,445
Specialty	27,457	26,453	25,646
Corporate/Other	5,738	5,417	6,251
Total	$128,499	$116,773	$111,039
(a)	The presentation includes a reconciliation of Income (Loss) Before Income Taxes, a measure defined by Generally Accepted Accounting Principles (GAAP) in the United States, to EBIT.

(b)	Interest (expense), net includes the combination of interest expense and investment expense (income), net.

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

70    RPM International Inc. and Subsidiaries

Year Ended May 31,	2018	2017	2016
(In thousands)
Net Sales (based on shipping location) (a)
United States	$3,432,034	$3,269,400	$3,155,810
Foreign
Canada	365,349	321,696	310,817
Europe	1,040,418	908,799	928,519
Other Foreign	483,842	458,280	418,503
Total Foreign	1,889,609	1,688,775	1,657,839
Total	$5,321,643	$4,958,175	$4,813,649
Long-Lived Assets (b)
United States	$1,807,046	$1,738,180	$1,756,012
Foreign
Canada	139,259	137,211	111,524
Europe	361,317	349,979	271,796
United Kingdom	230,071	199,415	257,935
Other Foreign	241,301	248,435	212,583
Total Foreign	971,948	935,040	853,838
Total	$2,778,994	$2,673,220	$2,609,850

(a)	It is not practicable to obtain the information needed to disclose revenues attributable to each of our product lines.

(b)	Long-lived assets include all non-current assets, excluding non-current deferred income taxes.

NOTE R — QUARTERLY INFORMATION (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended May 31, 2018 and 2017:

	For Quarter Ended
(In thousands, except per share amounts)	August 31	November 30	February 28	May 31 (a)
2018
Net Sales	$1,345,394	$1,315,416	$1,102,677	$1,558,156
Gross Profit	$572,008	$551,015	$439,493	$618,696
Net Income Attributable to RPM International Inc. Stockholders	$116,416	$95,463	$40,227	$85,664
Basic Earnings Per Share	$0.87	$0.72	$0.30	$0.65
Diluted Earnings Per Share	$0.86	$0.70	$0.30	$0.63
Dividends Per Share	$0.300	$0.320	$0.320	$0.320
(In thousands, except per share amounts)	August 31	November 30 (b)	February 28	May 31
2017
Net Sales	$1,252,063	$1,190,770	$1,022,496	$1,492,846
Gross Profit	$552,042	$521,681	$428,573	$663,392
Net Income Attributable to RPM International Inc. Stockholders	$112,769	$(70,926)	$11,928	$128,052
Basic Earnings Per Share	$0.85	$(0.54)	$0.09	$0.96
Diluted Earnings Per Share	$0.83	$(0.54)	$0.09	$0.94
Dividends Per Share	$0.275	$0.300	$0.300	$0.300

(a)

Reflects inventory-related charges of $36.5 million in our consumer reportable segment for product line rationalization and related obsolete inventory identification and $1.2 million in inventory reductions related to restructuring activities in our industrial reportable segment. Additional restructuring charges totaling $17.5 million were incurred during the fourth quarter of fiscal 2018, as further described in Note B, “Restructuring.” We also incurred charges in our industrial segment totaling $4.2 million in connection with the decision to exit Flowcrete China.

(b)

Reflects the pretax goodwill and intangible asset impairment losses of $ 188.3 million related to our Kirker reporting unit. Refer to Note C, “Goodwill and Other Intangible Assets,” for further information. Also reflects $ 12.3 million pretax charge relating to the Flowcrete decision to exit the Middle East and $15.0 million in severance expense across all three reportable segments.

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

Range of Sales Prices and Dividends Paid

Fiscal 2018	High	Low	Dividends paid per share	Fiscal 2017	High	Low	Dividends paid per share
First Quarter	$56.48	$47.87	0.300	First Quarter	$55.71	$46.53	0.275
Second Quarter	$55.66	$48.52	0.320	Second Quarter	$55.92	$46.25	0.300
Third Quarter	$54.73	$46.80	0.320	Third Quarter	$55.33	$50.79	0.300
Fourth Quarter	$52.65	$46.36	0.320	Fourth Quarter	$56.39	$50.18	0.300

Source: New York Stock Exchange

Cash dividends are payable quarterly, upon authorization of the Board of Directors. Regular payment dates are approximately the last day of July, October, January and April.

The number of holders of record of our common stock as of June 1, 2018 was approximately 20,829, in addition to 117,020 beneficial holders.

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

Management assessed the effectiveness of RPM’s internal control over financial reporting as of May 31, 2018. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013 Framework). Based on this assessment, management concluded that, as of May 31, 2018, RPM’s internal control over financial reporting is effective.

The independent registered public accounting firm Deloitte & Touche LLP, has also audited the Company’s internal control over financial reporting as of May 31, 2018 and their report thereon is included on page 75 of this report.

Frank C. Sullivan Chairman and Chief Executive Officer	Russell L. Gordon Vice President and Chief Financial Officer

July 23, 2018

RPM International Inc. and Subsidiaries     73

Reports of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF RPM INTERNATIONAL INC.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of RPM International Inc. and subsidiaries (the “Company”) as of May 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, cash flows, and stockholders’ equity, for each of the three years in the period ended May 31, 2018, and the related notes collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended May 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of May 31, 2018, based on criteria established in Internal Control— Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 23, 2018, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Cleveland, Ohio

July 23, 2018

We have served as the Company’s auditor since 2016.

74    RPM International Inc. and Subsidiaries

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF RPM INTERNATIONAL INC.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of RPM International Inc. and subsidiaries (the “Company”) as of May 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of May 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended May 31, 2018, of the Company and our report dated July 23, 2018, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

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

Cleveland, Ohio

July 23, 2018

RPM International Inc. and Subsidiaries     75

Stockholder Information

World Headquarters

RPM International Inc.

2628 Pearl Road

P.O. Box 777

Medina, OH 44258

Telephone: 330-273-5090 or 800-776-4488

Fax:	330-225-8743
Website:	www.rpminc.com
E-mail:	info@rpminc.com

Annual Meeting – Change of Venue

RPM stockholders are invited to attend RPM’s Annual Meeting, which will be held at 2:00 p.m. EDT on Thursday, October 4, 2018 at the Crowne Plaza Cleveland Airport Hotel, 7230 Engle Road, Middleburg Heights, Ohio. Note: This is a new venue from previous years. Directions can be found on the RPM website.

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

Dividend Payments

Common stock cash dividends are payable quarterly, upon authorization of the Board of Directors. Regular payment dates are typically the 31st of July, October and January and the 30th of April. RPM has increased the cash dividend payments to its stockholders for 44 consecutive years.

Stock Exchange Listing

RPM International Inc. is listed on the New York Stock Exchange under the ticker symbol “RPM.”

Stock Transfer Agent, Registrar and Dividend Disbursing Agent

EQ maintains RPM’s stockholder records and is responsible for disbursing dividend checks. Questions concerning your account, change of address, transfer of ownership, lost certificates, safekeeping of stock certificates, dividend payments, direct deposit of dividends and other related items should be directed to:

EQ Shareowner Services

P.O. Box 64854

St. Paul, MN 55164-0854

Telephone: 800-988-5238 or

651-450-4064 (outside the United States)
Fax:	651-450-4085
Website:	www.shareowneronline.com

Certified/Overnight Mail:

EQ Shareowner Services

1110 Centre Pointe Curve, Suite 101

Mendota Heights, MN 55120-4100

Internet Account Access

Stockholders of record may access their accounts via the internet to view their account holdings, change address, complete certain transactions and get answers to other stock-related inquires through EQ Shareowner Online at www.shareowneronline.com.

Direct Stock Purchase and Dividend Reinvestment Plan

RPM offers a direct stock purchase and dividend reinvestment plan administered by EQ The plan allows new investors to purchase RPM common stock directly, and existing stockholders to increase their holdings. There is no commission cost for shares purchased. The minimum initial investment is $200. Additional cash investments must be at least $25 and not more than $5,000 per month. For more details on the plan or questions concerning existing Dividend Reinvestment accounts, please contact EQ Shareholder Services (see above).

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

76    RPM International Inc. and Subsidiaries