Form 10-K, Exhibit 13
period 2019-05-31
RPM INTERNATIONAL INC/DE/
filed 2019-07-24
CIK 110621

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

In applying the first step of the quantitative test, we compare the fair value of a reporting unit to its carrying value. Calculating the fair value of a reporting unit requires our use of estimates and assumptions. We use significant judgment in determining the most appropriate method to establish the fair value of a reporting unit. We estimate the fair value of a reporting unit by employing various valuation techniques, depending on the availability and reliability of comparable market value indicators, and employ methods and assumptions that include the application of third-party market value indicators and the computation of discounted future cash flows for a reporting unit’s annual projected earnings before interest, taxes, depreciation and amortization (“EBITDA”), or adjusted EBITDA, which adjusts for one-off items impacting revenues and/or expenses that are not considered by management to be indicative of ongoing operations. Our fair value estimations may include an average of value indications from both the market and income approaches, as the income approach considers the future cash flows from a reporting unit’s ongoing operations as a going concern, while the market approach considers the current financial environment in establishing fair value.

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

22    RPM International Inc. and Subsidiaries

In connection with our 2020 MAP to Growth initiatives, during the third fiscal quarter ended February 28, 2019, we changed the composition of certain of our reporting units that are included in our industrial reportable segment. Accordingly, we performed an interim impairment test for each reporting unit that changed in accordance with ASC 350, “Intangibles – Goodwill and Other.” Our interim goodwill impairment assessments did not indicate the presence of any goodwill impairment for any of the reporting units tested. However, the interim impairment test for our Construction Products Group – Europe, which has approximately $125.0 million of goodwill, resulted in an excess of fair value over carrying value of approximately 9% using the income approach. Our annual goodwill impairment test, which considered both the income and market approach, resulted in a substantial excess of fair value over carrying value due to planned operational efficiencies and synergies for this newly formed reporting unit.

Our required annual goodwill impairment analysis for fiscal 2019 and 2018, performed as of March 1st each year, did not result in any indicators of impairment. Should the future earnings and cash flows at our reporting units decline and/or discount rates increase, future impairment charges to goodwill and other intangible assets may be required.

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

Additionally, we test all indefinite-lived intangible assets for impairment at least annually during our fiscal fourth quarter. We follow the guidance provided by ASC 350 that simplifies how an entity tests indefinite-lived intangible assets for impairment. It provides an option to first assess qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount. Our required annual impairment tests of each of our indefinite-lived intangible assets performed during fiscal 2019, 2018 and 2017 did not result in any additional impairment loss.

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

RPM International Inc. and Subsidiaries     23

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

Changes in our key plan assumptions would impact net periodic benefit expense and the projected benefit obligation for our defined benefit and various postretirement benefit plans. Based upon May 31, 2019 information, the following tables reflect the impact of a 1% change in the key assumptions applied to our defined benefit pension plans in the U.S. and internationally:

	U.S.		International
(In millions)	1% Increase	1% Decrease	1% Increase	1% Decrease
Discount Rate
Increase (decrease) in expense in FY 2019	$(4.6)	$5.6	$(1.2)	$1.6
Increase (decrease) in obligation as of May 31, 2019	$(54.9)	$65.4	$(29.8)	$38.5
Expected Return on Plan Assets
Increase (decrease) in expense in FY 2019	$(4.6)	$4.6	$(1.8)	$1.8
Increase (decrease) in obligation as of May 31, 2019	N/A	N/A	N/A	N/A
Compensation Increase
Increase (decrease) in expense in FY 2019	$5.7	$(5.0)	$1.0	$(0.8)
Increase (decrease) in obligation as of May 31, 2019	$28.6	$(25.5)	$6.4	$(5.6)

Based upon May 31, 2019 information, the following table reflects the impact of a 1% change in the key assumptions applied to our various postretirement health care plans:
	U.S.		International
(In millions)	1% Increase	1% Decrease	1% Increase	1% Decrease
Discount Rate
Increase (decrease) in expense in FY 2019	$-	$-	$(0.6)	$0.8
Increase (decrease) in obligation as of May 31, 2019	$(0.3)	$0.4	$(6.2)	$8.3
Healthcare Cost Trend Rate
Increase (decrease) in expense in FY 2019	$-	$-	$0.7	$(0.5)
Increase (decrease) in obligation as of May 31, 2019	$0.1	$(0.1)	$8.3	$(6.4)

24    RPM International Inc. and Subsidiaries

BUSINESS SEGMENT INFORMATION

During the first quarter of fiscal 2019, we made the determination to streamline certain businesses and management structures within our industrial reportable segment. As a result, our former tremco illbruck Group, Tremco Group and several components from our Performance Coatings Group, including our Euclid and Flowcrete businesses, were combined to form a new Construction Products Group. There were no changes in the composition of any of our reportable segments and, therefore, previously reported business segment information remains unchanged.

We operate a portfolio of businesses and product lines that manufacture and sell a variety of specialty paints, protective coatings and roofing systems, sealants and adhesives. We manage our portfolio by organizing our businesses and product lines into three reportable segments: the industrial reportable segment, the consumer reportable segment and the specialty reportable segment. Within each reportable segment, we aggregate operating segments or product lines that consist of individual companies or groups of companies and product lines, which generally address common markets, share similar economic characteristics, utilize similar technologies and can share manufacturing or distribution capabilities. Our six operating segments represent components of our business for which separate financial information is available that is utilized on a regular basis by our chief operating decision maker in determining how to allocate the assets of the company and evaluate performance. These six operating segments are each managed by an operating segment manager, who is responsible for the day-to-day operating decisions and performance evaluation of the operating segment’s underlying businesses. We evaluate the profit performance of our segments primarily based on income before income taxes, but also look to earnings (loss) before interest and taxes (“EBIT”) as a performance evaluation measure because interest expense is essentially related to acquisitions, as opposed to segment operations.

Our industrial reportable segment products are sold throughout North America and also account for the majority of our international sales. Our industrial product lines are sold directly to contractors, distributors and end-users, such as industrial manufacturing facilities, public institutions and other commercial customers. The industrial reportable segment comprises two separate operating segments: Construction Products Group and Performance Coatings Group. Products and services within this reportable segment include construction chemicals, roofing systems, weatherproofing and other sealants, and polymer flooring.

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

Effective June 1, 2019, we realigned certain businesses and management structure to recognize how we allocate resources and analyze the operating performance of our operating segments. This realignment did not change our reportable segments at May 31, 2019. Rather, our periodic filings, beginning with our first quarter ending August 31, 2019, will include historical segment results reclassified to reflect the effect of this realignment. See Note A(20) of Notes to Consolidated Financial Statements.

The following table reflects the results of our reportable segments consistent with our management philosophy, and represents the information we utilize, in conjunction with various strategic, operational and other financial performance criteria, in evaluating the performance of our portfolio of product lines.

RPM International Inc. and Subsidiaries     25

SEGMENT INFORMATION

(In thousands) Year Ended May 31,	2019	2018	2017
Net Sales
Industrial	$2,889,822	$2,814,755	$2,564,202
Consumer	1,887,767	1,754,339	1,680,384
Specialty	786,962	752,549	713,589
Total	$5,564,551	$5,321,643	$4,958,175
Income Before Income Taxes (a)
Industrial Segment
Income Before Income Taxes (a)	$243,234	$270,792	$243,335
Interest (Expense), Net (b)	(8,815)	(10,507)	(7,985)
EBIT (c)	$252,049	$281,299	$251,320
Consumer Segment
Income Before Income Taxes (a)	$215,002	$171,874	$58,726
Interest (Expense), Net (b)	(481)	(713)	(323)
EBIT (c)	$215,483	$172,587	$59,049
Specialty Segment
Income Before Income Taxes (a)	$101,441	$123,307	$107,904
Interest Income, Net (b)	368	876	526
EBIT (c)	$101,073	$122,431	$107,378
Corporate/Other
(Expense) Before Income Taxes (a)	$(219,832)	$(148,925)	$(165,632)
Interest (Expense), Net (b)	(92,734)	(73,761)	(75,188)
EBIT (c)	$(127,098)	$(75,164)	$(90,444)
Consolidated
Net Income	$267,687	$339,257	$184,671
Add: (Provision) for Income Taxes	(72,158)	(77,791)	(59,662)
Income Before Income Taxes (a)	339,845	417,048	244,333
Interest (Expense)	(102,392)	(104,547)	(96,954)
Investment Income, Net	730	20,442	13,984
EBIT (c)	$441,507	$501,153	$327,303

(a)	The presentation includes a reconciliation of Income (Loss) Before Income Taxes, a measure defined by Generally Accepted Accounting Principles (“GAAP”) in the U.S., to EBIT.

(b)	Interest (expense), net includes the combination of interest (expense) and investment (expense) income, net.

(c)

EBIT is a non-GAAP measure, and is defined as earnings (loss) before interest and taxes. We evaluate the profit performance of our segments based on income before income taxes, but also look to EBIT, or adjusted EBIT, as a performance evaluation measure because interest expense is essentially related to acquisitions, as opposed to segment operations. We believe EBIT is useful to investors for this purpose as well, using EBIT as a metric in their investment decisions. EBIT should not be considered an alternative to, or more meaningful than, income before income taxes as determined in accordance with GAAP, since EBIT omits the impact of interest in determining operating performance, which represent items necessary to our continued operations, given our level of indebtedness. Nonetheless, EBIT is a key measure expected by and useful to our fixed income investors, rating agencies and the banking community, all of whom believe, and we concur, that this measure is critical to the capital markets’ analysis of our segments’ core operating performance. We also evaluate EBIT because it is clear that movements in EBIT impact our ability to attract financing. Our underwriters and bankers consistently require inclusion of this measure in offering memoranda in conjunction with any debt underwriting or bank financing. EBIT may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results.

RESULTS OF OPERATIONS

Fiscal 2019 Compared with Fiscal 2018

Net Sales Consolidated net sales of $5.56 billion for fiscal 2019 grew by approximately 4.6% from net sales of $5.32 billion for fiscal 2018. Acquisitions added 2.0%, while organic sales, which include the impact of price and volume, improved by 4.7%. Consolidated net sales for fiscal 2019 also reflect an unfavorable foreign exchange impact of 2.1%.

Industrial segment net sales for fiscal 2019 grew by 2.7% to $2.89 billion, from net sales of $2.81 billion during fiscal 2018. The improvement was primarily due to organic growth of 4.1% during fiscal 2019 resulting from improved performance by our industrial coatings businesses and our North American concrete admixture businesses. Recent acquisitions contributed 1.4% to net sales during fiscal 2019. Unfavorable foreign exchange impacted the industrial segment net sales by 2.8% during fiscal 2019.

Consumer segment net sales for fiscal 2019 grew by 7.6% to $1.89 billion, from $1.75 billion in fiscal 2018. Organic growth provided 7.0% of the growth in sales, which was driven primarily by new accounts, market share gains and price increases, while recent acquisitions provided 2.1% during the current period. Unfavorable foreign currency impacted net sales in the consumer segment by 1.5% during fiscal 2019 versus fiscal 2018.

Specialty segment net sales for fiscal 2019 grew by 4.6% to $787.0 million, from $752.5 million. Recent acquisitions provided 4.2% of the growth in net sales, while organic growth provided 1.2% during fiscal 2019. This growth in sales occurred despite the decrease in sales by our businesses serving the water damage restoration and equipment markets that responded to more damaging hurricane activity during fiscal 2018 than this year. Organic growth in net sales was driven by our businesses providing marine coatings and decorative and protective wood coatings. Foreign currency had an unfavorable impact on specialty segment net sales during fiscal 2019 by 0.8%.

26    RPM International Inc. and Subsidiaries

Gross Profit Margin Our consolidated gross profit margin of 40.6% of net sales for fiscal 2019 compares to a consolidated gross profit margin of 41.0% for the comparable period a year ago. This was a gross profit decline of approximately 0.4% of net sales, or 40 basis points (“bps”). This decline was a result of an unfavorable mix of products sold. Throughout the first nine months of fiscal 2019, raw material prices continued to rise over prior-year levels, which we worked to offset with higher selling prices. We anticipate raw material prices will continue to fluctuate due to higher petrochemical costs, rising global demand and recent changes in the international trade duties and policies, which could materially impact the cost of our raw materials. Specifically, recently imposed tariffs, including tariffs on steel imports into the U.S., will likely have an unfavorable impact on the cost of our cans and packaging, and proposed additional tariffs could result in additional cost increases.

Selling, General and Administrative (“SG&A”) Expenses Our consolidated SG&A expense increased by approximately $110.7 million during fiscal 2019 versus fiscal 2018, and increased to 31.9% of net sales for fiscal 2019 from 31.3% of net sales for fiscal 2018. As we continued to make progress on our 2020 MAP to Growth plan throughout fiscal 2019, in connection with the plan, we incurred $4.6 million for ERP implementation and consolidation expenses, increases in allowance for doubtful accounts, and professional fees totaling approximately $24.3 million. Also, during fiscal 2019, we incurred higher costs of approximately $5.1 million related to unfavorable legal settlements, when compared with fiscal 2018. Additional SG&A expense incurred from companies acquired during the previous 12 months approximated $28.1 million during fiscal 2019. There was also higher distribution and commission expense on higher sales volume during fiscal 2019. Lastly, warranty expense for fiscal 2019 increased by approximately $3.0 million from the amount recorded during fiscal 2018, and it is typical that warranty expense will fluctuate from period to period.

Our industrial segment SG&A was approximately $22.3 million higher for fiscal 2019 versus fiscal 2018, but was slightly lower as a percentage of net sales. The increased expense was mainly due to increased allowance for doubtful accounts associated with accounts deemed uncollectible as a result of changes in our market and leadership strategy, which approximated $6.4 million. Additionally, there was also higher distribution expense related to the current-year increase in sales volume. Further contributing to these increases was approximately $7.1 million of additional SG&A expense generated from companies acquired during the past 12 months.

Our consumer segment SG&A increased by approximately $34.7 million during fiscal 2019 versus fiscal 2018, and was flat as a percentage of net sales. This was primarily attributable to an increase of approximately $7.4 million in unfavorable legal settlements incurred during fiscal 2019, when compared to fiscal 2018. Additional SG&A expense from recent acquisitions approximated $12.3 million during fiscal 2019. Lastly, there was higher distribution expense due to freight and labor inflation on higher sales volume.

Our specialty segment SG&A was approximately $14.1 million higher during fiscal 2019 versus fiscal 2018, and increased as a percentage of net sales. The increase in SG&A expense is mainly attributable to the $8.8 million of additional SG&A expense generated from recent acquisitions. There was also the added expense associated with the ERP consolidation plan associated with our 2020 MAP to Growth, increased distribution costs and increased expenses related to new product initiatives.

SG&A expenses in our corporate/other category of $112.6 million during fiscal 2019 increased by $39.6 million from $73.0 million recorded during fiscal 2018, resulting primarily from professional fees in connection with our 2020 MAP to Growth initiative and the negotiation of an activist shareholder cooperation agreement, which approximated $24.8 million. Additionally, there were increases in expense related to executive departures during fiscal 2019, as well as higher pension expense, hospitalization costs and legal fees. Finally, in the prior year, we reversed $4.3 million of long-term incentive compensation when it became clear that the targeted goals would not be reached.

We recorded total net periodic pension and postretirement benefit costs of $45.4 million and $43.4 million for fiscal 2019 and 2018, respectively. The $2.0 million increase in pension expense resulted from an approximate $5.1 million increase in interest cost, partially offset by the combination of lower net actuarial losses recognized during fiscal 2019 versus fiscal 2018 for approximately $1.9 million and a higher expected return on increased plan assets during the current period versus the same period last year for approximately $1.2 million.

We expect that pension and postretirement expense will fluctuate on a year-to-year basis, depending primarily upon the investment performance of plan assets and potential changes in interest rates, which may have a material impact on our consolidated financial results in the future. A decrease of 1% in the discount rate or the expected return on plan assets assumptions would result in $8.0 million and $6.4 million higher expense, respectively. The assumptions and estimates used to determine the discount rate and expected return on plan assets are more fully described in Note N, “Pension Plans,” and Note O, “Postretirement Benefits,” to our Consolidated Financial Statements. Further discussion and analysis of the sensitivity surrounding our most critical assumptions under our pension and postretirement plans is discussed on page 24 of this report under, “Critical Accounting Policies and Estimates — Pension and Postretirement Plans.”

Restructuring Expense We recorded restructuring charges of $42.3 million during fiscal 2019, compared with $17.5 million during fiscal 2018, which were the result of our continued implementation of a multi-year restructuring plan, our 2020 MAP to Growth, which focuses on strategic shifts in operations across our entire business. On a consolidated basis, we incurred $32.5 million of severance and benefit costs, $8.2 million of facility closure and other related costs, and $1.6 million of other asset write-offs during the period. These charges were associated with closures of certain facilities, as well as the elimination of duplicative headcount and infrastructure associated with certain of our businesses.

We expect to incur approximately $21.6 million of future additional charges in relation to this initiative. These additional charges include approximately $12.7 million of facility closure and other related charges, $7.4 million of severance and benefit costs, as well as $1.5 million of other asset write-offs. We expect these charges to be incurred by the end of calendar year 2020, upon which we expect to achieve an annualized pretax savings of approximately $290 million per year. Additionally, upon the completion of this initiative, we have targeted $230.0 million of improvement in working capital, and believe that, assuming 3% organic growth and approximately $150 million to $200 million annually in acquisitions of businesses, our fiscal year 2021 cash flow from operations will improve to approximately $872.0 million. In addition, we have continued to assess and find areas of improvement and cost savings as part of our 2020 MAP to Growth restructuring plan. As such, the final implementation and expected costs of our plan are subject to change. Most notably, we have broadened the scope of our announced plan to include the consolidation of the general and administrative areas, potential outsourcing, as well as additional future plant closures and consolidations, the estimated future costs of which have not yet been determined. See Note B,

RPM International Inc. and Subsidiaries     27

“Restructuring,” to the consolidated financial statements, for further detail surrounding our 2020 MAP to Growth restructuring plan.

Goodwill and Other Intangible Asset Impairments During fiscal 2019, we recorded other intangible asset impairment losses totaling $4.2 million, of which $2.0 million were recorded by our industrial reportable segment for impairment losses on trade names and approximately $2.2 million were recorded by our specialty reportable segment for impairment losses on customer-related intangibles. For additional information, refer to Note C to the Consolidated Financial Statements.

Interest Expense Interest expense was $102.4 million for fiscal 2019 versus $104.5 million for fiscal 2018. Higher average borrowings, related to recent acquisitions, increased interest expense during fiscal 2019 by approximately $5.5 million versus fiscal 2018. The redemption of our convertible bonds during our fiscal 2019 third quarter decreased interest expense by approximately $2.1 million during fiscal 2019 versus fiscal 2018. Excluding acquisition-related borrowings, which carried higher average interest financing costs, lower average borrowings year-over-year decreased interest expense by approximately $2.2 million during fiscal 2019 compared with fiscal 2018. Lower interest rates, which averaged 4.01% overall for fiscal 2019 compared with 4.21% for fiscal 2018, which was due to a maturity of higher cost debt in fiscal 2018, resulted in lower interest expense by approximately $3.3 million during fiscal 2019 versus fiscal 2018.

Investment (Income), Net Net investment income of approximately $0.7 million for fiscal 2019 compares to net investment income of $20.4 million during fiscal 2018. During fiscal 2019, we adopted Accounting Standards Updates (“ASU”) 2016-01, “Recognition and Measurement of Financial Assets and Liabilities,” which requires gains and losses on marketable equity securities to be recognized in earnings rather than in other comprehensive income. Prior to adoption, unrealized changes in the fair value of equity securities, designated as available for sale securities, were recognized through other comprehensive (loss) income until realized. Dividend and interest income totaled $9.1 million and $8.7 million for fiscal 2019 and 2018, respectively. Net losses on marketable securities totaled $8.4 million during fiscal 2019, compared to net realized gains on the sales of marketable securities of $11.7 million during fiscal 2018.

Income Before Income Taxes (“IBT”) Our consolidated pretax income for fiscal 2019 of $339.8 million compares with pretax income of $417.0 million for fiscal 2018.

Our industrial segment recorded pretax income of $243.2 million, or 8.4% of net sales, for fiscal 2019, versus pretax income of $270.8 million, or 9.6% of net sales, for fiscal 2018. Our industrial segment results were impacted by higher raw material costs, restructuring and other restructuring-related activities and an unfavorable translation impact on foreign earnings. Our consumer segment pretax income approximated $215.0 million, or 11.4% of net sales, for fiscal 2019, compared to a pretax income for fiscal 2018 of $171.9 million, or 9.8% of net sales. The current period results include market share gains, as demonstrated by the increase in sales volume, and lower restructuring-related charges, which were more than offset by rising raw material costs, unfavorable legal settlements and higher distribution costs, while the prior year included $36.5 million of charges related to product line and SKU rationalization and related obsolete inventory identification. Our specialty segment had pretax income of $101.4 million, or 12.9% of net sales, for fiscal 2019, versus pretax income of $123.3 million, or 16.4% of net sales, for fiscal 2018, reflecting rising raw material costs, higher distribution costs, restructuring and other restructuring-related charges including the costs associated with the ERP consolidation plan.

Income Tax Rate On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Act”). The income tax effects of changes in tax laws are recognized in the period when enacted. The Act provides for numerous significant tax law changes and modifications with varying effective dates. Provisions of the Act that impact fiscal 2018 include reducing the corporate income tax rate from 35% to 21%, creating a territorial tax system (with a one-time mandatory transition tax on unremitted earnings of foreign subsidiaries), and a provision allowing for immediate capital expensing of certain qualified property. The corporate tax rate reduction was effective for RPM as of January 1, 2018 and, accordingly, reduced our fiscal year 2018 federal statutory rate to a blended rate of approximately 29.2%. The significant provisions of the Act that impact us for fiscal 2019 include the full federal statutory rate reduction to 21% and the repeal of the domestic production activities deduction. Also effective for fiscal 2019 are provisions of the Act that subject us to current U.S. tax on global intangible low-taxed income (“GILTI”) earned by certain foreign subsidiaries and allows a benefit for foreign-derived intangible income (“FDII”).

Subsequent to the enactment of the Act, the Securities and Exchange Commission (the “SEC”) issued Staff Accounting Bulletin No. 118 (“SAB 118”), which provides guidance on accounting for the tax effects of the Act. SAB 118 provides a measurement period that should not extend beyond one year from the Act’s enactment date for companies to complete the applicable accounting under ASC 740. In accordance with SAB 118 and based on the information available as of May 31, 2018, we recorded a net provisional income tax expense of $7.3 million in accordance with the applicable provisions of the Act. The net provisional income tax expense was comprised of a benefit of $15.7 million related to the provisional remeasurement of our U.S. deferred tax assets and liabilities at the reduced U.S. corporate tax rates, a provisional expense of $67.9 million for the transition tax on unremitted earnings from foreign subsidiaries, and a provisional benefit of $44.9 million for the partial reversal of existing deferred tax liabilities recorded for the estimated tax cost associated with unremitted foreign earnings not considered permanently reinvested.

During our fiscal 2019 third quarter, we completed our assessment of the accounting for the impact of the Act, which included analysis based on related legislative updates and technical interpretations of the Act. As a result, and consistent with SAB 118, during the three months ended February 28, 2019, we recorded an income tax benefit of $8.1 million, which was comprised of a $6.3 million benefit for the remeasurement of certain U.S. deferred tax assets and liabilities and a $1.8 million benefit resulting from the reduction of the transition tax on unremitted earnings from foreign subsidiaries. No other SAB 118 adjustments for the impact of the Act were recorded this fiscal year.

The effective income tax rate was 21.2% for fiscal 2019 compared to an effective income tax rate of 18.7% for fiscal 2018. The effective income tax rate for fiscal 2019 reflects favorable variances from the 21% statutory rate due primarily to the above noted benefit resulting from the completion of our accounting for the impact of the Act and a benefit related to equity compensation. These favorable variances from the statutory rate were offset primarily by the impact of state and local taxes and an increase in valuation allowances associated with certain deferred tax assets.

The effective income tax rate of 18.7% for fiscal 2018 reflects variances from the 29.2% statutory rate due primarily to the reversal of deferred tax liabilities recorded for the estimated tax cost associated with unremitted foreign earnings, the favorable effective tax rate impact of foreign operations and the impact of the provisional re-measurement of U.S. deferred tax assets described above. These favorable variances were partially offset

28    RPM International Inc. and Subsidiaries

by the provisional expense recorded for the transition tax on unremitted foreign earnings and the impact of state and local income taxes.

Net Income Net income of $267.7 million for fiscal 2019 compares to net income of $339.3 million for fiscal 2018. Net income attributable to noncontrolling interests approximated $1.1 million and $1.5 million for fiscal 2019 and 2018, respectively. Net income attributable to RPM International Inc. stockholders for fiscal 2019 was $266.6 million, or 4.8% of consolidated net sales, which compares to net income of $337.8 million, or 6.3% of consolidated net sales, for fiscal 2018.

Diluted earnings per share of common stock for fiscal 2019 of $2.01 compares with diluted earnings per share of common stock of $2.50 for fiscal 2018.

Fiscal 2018 Compared with Fiscal 2017

For our results of operations for fiscal 2018 compared with fiscal 2017, see the discussion beginning on page 27 of Exhibit 13.1 to our Annual Report on Form 10-K for the year ended May 31, 2018, as filed with the SEC on July 23, 2018.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

Fiscal 2019 Compared with Fiscal 2018

For the 2019 fiscal year, cash from operations was $292.9 million compared to $390.4 million in fiscal 2018. The current-year reduction in cash from operations resulted from certain of our 2020 MAP to Growth initiatives, including the enhancement of margin in our consumer segment by discontinuing the practice of discounting early cash payments. This had the effect of delaying approximately $100 million in receipts from the 2019 fiscal fourth quarter to the first fiscal quarter of 2020. Additionally, as we have centralized our procurement function and enter into new supply contracts, in some cases payment terms have been shortened to achieve more favorable terms. These outcomes were expected and are in line with our longer-term approach to improving margins and effectively managing working capital.

The change in accounts receivable during fiscal 2019 used approximately $25.0 million more cash than fiscal 2018. Days sales outstanding (“DSO”) at May 31, 2019 increased to 65.7 days from 60.8 days at May 31, 2018, due to a reduction in activity for customers taking early payment discounts.

During fiscal 2019, we spent approximately $17.3 million less cash for inventory compared to our spending during fiscal 2018. This resulted from the combination of timing of purchases by retail customers and a systematic reduction of inventory levels at certain businesses in our consumer segment in connection with product rationalization initiatives. Days inventory outstanding (“DIO”) at May 31, 2019 increased to 82.6 days from 79.9 days at May 31, 2018. This increase in DIO was a result of increasing inventory levels in order to accommodate and maintain anticipated customer service levels, in advance of plant closings associated with our 2020 MAP to Growth initiatives.

Fiscal 2018 Compared with Fiscal 2017

For our operating activities for fiscal 2018 compared with fiscal 2017, see the discussion beginning on page 31 of Exhibit 13.1 to our Annual Report on Form 10-K for the year ended May 31, 2018, as filed with the SEC on July 23, 2018.

Investing Activities

Capital expenditures, other than for ordinary repairs and replacements, are made to accommodate our continued growth to achieve production and distribution efficiencies, expand capacity, introduce new technology, improve environmental health and safety capabilities, improve information systems and enhance our administration capabilities. During fiscal 2019, we paid $168.2 million for acquisitions, net of cash acquired, versus $112.4 million during fiscal 2018 and $254.2 million during fiscal 2017. Capital expenditures of $136.8 million during fiscal 2019 compared with depreciation of $94.0 million. During fiscal 2018, capital expenditures of $114.6 million compared with depreciation of $82.0 million. During fiscal 2017, capital expenditures of $126.1 million compared with depreciation of $71.9 million. We increased our capital spending in fiscal 2019 in an effort to more aggressively invest in our internal growth initiatives, especially in overseas markets, and consolidate ERP systems and production resulting from plant closings. We anticipate that additional shifts at our production facilities, coupled with the capacity added through acquisition activity and our planned increase in future capital spending levels, will enable us to meet increased demand throughout fiscal 2020 and beyond.

Our captive insurance companies invest their excess cash in marketable securities in the ordinary course of conducting their operations, and this activity will continue. Differences in the amounts related to these activities on a year-over-year basis are primarily attributable to differences in the timing and performance of their investments balanced against amounts required to satisfy claims. At May 31, 2019 and 2018, the fair value of our investments in marketable securities totaled $112.5 million and $168.1 million, respectively. During fiscal 2019, we liquidated $60.0 million of our captives’ investment portfolio, as a result of good claims experience and favorable investment performance. We used the $60.0 million in proceeds from the sale of investments to pay down a portion of our outstanding balance on our Revolving Credit Agreement. The fair value of our portfolio of marketable securities is based on quoted market prices for identical, or similar, instruments in active or non-active markets or model-derived-valuations with observable inputs. We have no marketable securities whose fair value is subject to unobservable inputs.

As of May 31, 2019, approximately $205.8 million of our consolidated cash and cash equivalents were held at various foreign subsidiaries, compared with approximately $214.1 million as of May 31, 2018. Undistributed earnings held at our foreign subsidiaries that are considered permanently reinvested will be used, for instance, to expand operations organically or for acquisitions in foreign jurisdictions. Further, our operations in the U.S. generate sufficient cash flow to satisfy U.S. operating requirements. Refer to Note H, “Income Taxes,” to the Consolidated Financial Statements for additional information regarding unremitted foreign earnings.

Financing Activities

Our available liquidity, including our cash and cash equivalents and amounts available under our committed credit facilities, stood at $1.28 billion at May 31, 2019, compared with $1.01 billion at May 31, 2018. Our debt-to-capital ratio was 64.2% at May 31, 2019, compared with 57.1% at May 31, 2018.

4.550% Notes due 2029

On February 27, 2019, we closed an offering for $350.0 million aggregate principal amount of 4.550% Notes due 2029 (the “2029 Notes”). The proceeds from the 2029 Notes were used to repay a portion of the outstanding borrowings under our revolving credit facility and for general corporate purposes. Interest on the 2029 Notes accrues from February 27, 2019

RPM International Inc. and Subsidiaries     29

and is payable semiannually in arrears on March 1st and September 1st of each year, beginning September 1, 2019, at a rate of 4.550% per year. The 2029 Notes mature on March 1, 2029. The indenture governing this indebtedness includes cross-acceleration provisions. Under certain circumstances, where an event of default under our other instruments results in acceleration of the indebtedness under such instruments, holders of the indebtedness under the indenture are entitled to declare amounts outstanding immediately due and payable.

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

Revolving Credit Agreement

During the quarter ended November 30, 2018, we replaced our previous $800.0 million revolving credit agreement, which was set to expire on December 5, 2019, with a $1.3 billion unsecured syndicated revolving credit facility (the “Revolving Credit Facility”), which expires on October 31, 2023. The Revolving Credit Facility includes sublimits for the issuance of swingline loans, which are comparatively short-term loans used for working capital purposes and letters of credit. The aggregate maximum principal amount of the commitments under the Revolving Credit Facility may be expanded upon our request, subject to certain conditions, up to $1.5 billion. The Revolving Credit Facility is available to refinance existing indebtedness, to finance working capital and capital expenditures, and for general corporate purposes. Accordingly, during October 2019, it is likely we will utilize available funds from our Revolving Credit Facility to repay our unsecured 6.125% senior notes, which mature on October 15, 2019. At May 31, 2019, the outstanding balance on our 6.125% senior notes approximated $450.5 million, which is included in the current portion of long-term debt on our consolidated balance sheets.

The Revolving Credit Facility requires us to comply with various customary affirmative and negative covenants, including a leverage covenant and interest coverage ratio, which are calculated in accordance with the terms as defined by the credit agreement. Under the terms of the leverage covenant, we may not permit our leverage ratio for total indebtedness to consolidated EBITDA for the four most recent fiscal quarters to exceed 3.75 to 1.0. During certain periods and per the terms of the Revolving Credit Facility, this ratio may be increased to 4.25 to 1.0 in the event of an acquisition for which the aggregate consideration is $100.0 million or greater. The minimum required consolidated interest coverage ratio for EBITDA to interest expense is 3.50 to 1. The interest coverage ratio is calculated at the end of each fiscal quarter for the four fiscal quarters then ended. For purposes of these computations, EBITDA is defined in the Revolving Credit Facility.

As of May 31, 2019, we were in compliance with all financial covenants contained in our Revolving Credit Facility, including the leverage and interest coverage ratio covenants. At that date, our leverage ratio was 3.15 to 1, while our interest coverage ratio was 7.46 to 1. Our available liquidity under our Revolving Credit Facility stood at $959.1 million at May 31, 2019.

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

Accounts Receivable Securitization Program

On May 9, 2014, we entered into a $200.0 million accounts receivable securitization facility (the “AR Program”). The AR Program, which expires on May 8, 2020, was entered into pursuant to (1) a second amended and restated receivables sales agreement, dated as of May 9, 2014, and subsequently amended on August 29, 2014; November 3, 2015; December 31, 2016; and March 31, 2017 (the “Sale Agreement”), among certain of our subsidiaries (the “Originators”), and RPM Funding Corporation, a special purpose entity (the “SPE”) whose voting interests are wholly owned by us, and (2) an amended and restated receivables purchase agreement, dated as of May 9, 2014 and subsequently amended on February 25, 2015 and May 2, 2017 (the “Purchase Agreement”), among the SPE, certain purchasers from time to time party thereto (the “Purchasers”), and PNC Bank, National Association as administrative agent.

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

30    RPM International Inc. and Subsidiaries

The maximum availability under the AR Program is $200.0 million. Availability is further subject to changes in the credit ratings of our customers, customer concentration levels or certain characteristics of the accounts receivable being transferred and, therefore, at certain times, we may not be able to fully access the $200.0 million of funding available under the AR Program. As of May 31, 2019, the outstanding balance under the AR Program was $100.0 million, which compares with the maximum availability on that date of $200.0 million.

The interest rate under the Purchase Agreement is based on the Alternate Base Rate, LIBOR Market Index Rate, one-month LIBOR or LIBOR for a specified tranche period, as selected by us, plus in each case a margin of 0.80%. In addition, as set forth in an Amended and Restated Fee Letter, dated May 2, 2017 (the “Fee Letter”), the SPE is obligated to pay a monthly unused commitment fee to the Purchasers based on the daily amount of unused commitments under the Agreement, which ranges from 0.30% to 0.50% based on usage. The AR Program contains various customary affirmative and negative covenants, as well as customary default and termination provisions.

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

2.25% Convertible Senior Notes due 2020

On December 9, 2013, we issued $205 million of 2.25% Convertible Senior Notes due 2020 (the “Convertible Notes”). We paid interest on the Convertible Notes semi-annually on June 15th and December 15th of each year.

We completed the redemption of all $205.0 million aggregate principal amount of our outstanding Convertible Notes on November 27, 2018 (the “Redemption Date”). The redemption price for the Convertible Notes was equal to 100% of the principal amount of the Convertible Notes to be redeemed plus accrued and unpaid interest until, but excluding, the Redemption Date. As a result of the issuance of the notice of redemption, the Convertible Notes became convertible at any time prior to the close of business on November 26, 2018. The conversion rate was 19.221062 shares of RPM common stock per $1,000 original principal amount of the Convertible Notes, which is equivalent to a conversion price of approximately $52.12 per share (subject to adjustment in accordance with the terms of the Indenture). In accordance with the provisions of the indenture for the Convertible Notes, we elected to settle the Convertible Notes surrendered for conversion through a combination settlement of cash and shares of RPM common stock. In settlement of those conversions, we paid an aggregate of approximately $204.6 million in cash, including cash in lieu of fractional shares, and issued 598,601 shares of RPM common stock in the aggregate.

The following table summarizes our financial obligations and their expected maturities at May 31, 2019, and the effect such obligations are expected to have on our liquidity and cash flow in the periods indicated.

Contractual Obligations

	Total Contractual	Payments Due In
(In thousands)	Payment Stream	2020	2021-22	2023-24	After 2024
Long-term debt obligations	$2,525,908	$552,446	$87	$635,727	$1,337,648
Capital lease obligations	1,096	584	205	160	147
Operating lease obligations	328,258	58,579	89,865	60,354	119,460
Other long-term liabilities (1):
Interest payments on long-term debt obligations	1,116,381	83,556	139,550	124,025	769,250
Contributions to pension and postretirement plans (2)	377,200	8,400	34,500	136,600	197,700
Total	$4,348,843	$703,565	$264,207	$956,866	$2,424,205

(1)

Excluded from other long-term liabilities are our gross long-term liabilities for unrecognized tax benefits, which totaled $11.5 million at May 31, 2019. Currently, we cannot predict with reasonable reliability the timing of cash settlements to the respective taxing authorities related to these liabilities.

(2)

These amounts represent our estimated cash contributions to be made in the periods indicated for our pension and postretirement plans, assuming no actuarial gains or losses, assumption changes or plan changes occur in any period. The projection results assume the required minimum contribution will be contributed.

The U.S. dollar fluctuated throughout the year, and was stronger against other major currencies where we conduct operations at the fiscal year end versus the previous year end, causing an unfavorable change in the accumulated other comprehensive income (loss) (refer to Note K to the Consolidated Financial Statements) component of stockholders’ equity of $70.5 million this year versus a favorable change of $8.4 million last year. The change in fiscal 2019 was in addition to unfavorable net changes of $54.2 million related to adjustments required for minimum pension and other postretirement liabilities, favorable changes of $4.5 million related to derivatives and unfavorable changes of $0.2 million related to unrealized gains on securities.

Stock Repurchase Program

On January 9, 2008, we announced our authorization of a stock repurchase program under which we may repurchase shares of RPM International Inc. common stock at management’s discretion. As announced on November 28, 2018, our goal is to return $1.0 billion in capital to stockholders by May 31,

2021 through share repurchases. On April 16, 2019, after taking into account share repurchases under our existing stock repurchase program to date, our Board of Directors authorized the repurchase of the remaining $600.0 million in value of RPM International Inc. common stock by May 31, 2021. As a result, we may repurchase shares from time to time in the open market or in private transactions at various times and in amounts and for prices that our management deems appropriate, subject to insider trading rules and other securities law restrictions. The timing of our purchases will depend upon prevailing market conditions, alternative uses of capital and other factors. We may limit or terminate the repurchase program at any time. During the fiscal year ended May 31, 2019, we repurchased 3,286,907 shares of our common stock at a cost of approximately $200.2 million, or an average cost of $60.92 per share, under this program. During the fiscal years ended May 31, 2018 and 2017, we did not repurchase any shares of our common stock under this program.

RPM International Inc. and Subsidiaries     31

Off-Balance Sheet Arrangements

We do not have any off-balance sheet financings, other than the minimum operating lease commitments included in the above Contractual Obligations table and further described in Note M, “Leases,” to the Consolidated Financial Statements. We have no subsidiaries that are not included in our financial statements, nor do we have any interests in, or relationships with, any special-purpose entities that are not reflected in our financial statements.

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

Interest Rate Risk

Our primary interest rate risk exposure results from our floating rate debt, including various revolving and other lines of credit (refer to Note G, “Borrowings,” to the Consolidated Financial Statements). At May 31, 2019, approximately 21.5% of our debt was subject to floating interest rates.

If interest rates were to increase 100 bps from May 31, 2019 and, assuming no changes in debt from the May 31, 2019 levels, the additional annual interest expense would amount to approximately $5.4 million on a pretax basis. A similar increase in interest rates in fiscal 2018 would have resulted in approximately $3.4 million in additional interest expense.

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

If the U.S. dollar were to strengthen, our foreign results of operations would be unfavorably impacted, but the effect is not expected to be material. A 10% change in foreign currency exchange rates would not have resulted in a material impact to net income for the years ended May 31, 2019 and 2018. We do not currently use financial derivative instruments for trading purposes, nor do we engage in foreign currency, commodity or interest rate speculation.

FORWARD-LOOKING STATEMENTS

The foregoing discussion includes forward-looking statements relating to our business. These forward-looking statements, or other statements made by us, are made based on our expectations and beliefs concerning future events impacting us and are subject to uncertainties and factors (including those specified below), which are difficult to predict and, in many instances, are beyond our control. As a result, our actual results could differ materially from those expressed in or implied by any such forward-looking statements. These uncertainties and factors include (a) global markets and general economic conditions, including uncertainties surrounding the volatility in financial markets, the availability of capital and the effect of changes in interest rates, and the viability of banks and other financial institutions; (b) the prices, supply and capacity of raw materials, including assorted pigments, resins, solvents, and other natural gas- and oil-based materials; packaging, including plastic and metal containers; and transportation services, including fuel surcharges; (c) continued growth in demand for our products; (d) legal, environmental and litigation risks inherent in our construction and chemicals businesses and risks related to the adequacy of our insurance coverage for such matters; (e) the effect of changes in interest rates; (f) the effect of fluctuations in currency exchange rates upon our foreign operations; (g) the effect of non-currency risks of investing in and conducting operations in foreign countries, including those relating to domestic and international political, social, economic and regulatory factors; (h) risks and uncertainties associated with our ongoing acquisition and divestiture activities; (i) the timing of and the realization of anticipated cost savings from restructuring initiatives and the ability to identify additional cost savings opportunities; (j) risks related to the adequacy of our contingent liability reserves; and (k) other risks detailed in our filings with the SEC, including the risk factors set forth in our Annual Report on Form 10-K for the year ended May 31, 2019, as the same may be updated from time to time. We do not undertake any obligation to publicly update or revise any forward-looking statements to reflect future events, information or circumstances that arise after the filing date of this document.

32    RPM International Inc. and Subsidiaries

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

May 31,	2019	2018
Assets
Current Assets
Cash and cash equivalents	$223,168	$244,422
Trade accounts receivable (less allowances of $54,748 and $46,344, respectively)	1,232,350	1,113,818
Inventories	841,873	834,461
Prepaid expenses and other current assets	220,701	278,230
Total current assets	2,518,092	2,470,931
Property, Plant and Equipment, at Cost	1,662,859	1,575,875
Allowance for depreciation	(843,648)	(795,569)
Property, plant and equipment, net	819,211	780,306
Other Assets
Goodwill	1,245,762	1,192,174
Other intangible assets, net of amortization	601,082	584,272
Deferred income taxes	34,908	21,897
Other	222,300	222,242
Total other assets	2,104,052	2,020,585
Total Assets	$5,441,355	$5,271,822
Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable	$556,696	$592,281
Current portion of long-term debt	552,446	3,501
Accrued compensation and benefits	193,345	177,106
Accrued losses	19,899	22,132
Other accrued liabilities	217,019	211,706
Total current liabilities	1,539,405	1,006,726
Long-Term Liabilities
Long-term debt, less current maturities	1,973,462	2,170,643
Other long-term liabilities	405,040	356,892
Deferred income taxes	114,843	104,023
Total long-term liabilities	2,493,345	2,631,558
Commitments and contingencies (Note P)
Stockholders’ Equity
Preferred stock, par value $0.01; authorized 50,000 shares; none issued
Common stock, par value $0.01; authorized 300,000 shares; issued 142,439 and outstanding 130,995 as of May 2019; issued 141,716 and outstanding 133,647 as of May 2018	1,310	1,336
Paid-in capital	994,508	982,067
Treasury stock, at cost	(437,290)	(236,318)
Accumulated other comprehensive (loss)	(577,628)	(459,048)
Retained earnings	1,425,052	1,342,736
Total RPM International Inc. stockholders’ equity	1,405,952	1,630,773
Noncontrolling Interest	2,653	2,765
Total equity	1,408,605	1,633,538
Total Liabilities and Stockholders’ Equity	$5,441,355	$5,271,822

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

RPM International Inc. and Subsidiaries     33

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

Year Ended May 31,	2019	2018	2017
Net Sales	$5,564,551	$5,321,643	$4,958,175
Cost of Sales	3,302,644	3,140,431	2,792,487
Gross Profit	2,261,907	2,181,212	2,165,688
Selling, General and Administrative Expenses	1,769,630	1,663,143	1,643,520
Restructuring Expense	42,310	17,514	-
Goodwill and Other Intangible Asset Impairments	4,190	-	193,198
Interest Expense	102,392	104,547	96,954
Investment (Income), Net	(730)	(20,442)	(13,984)
Other Expense (Income), Net	4,270	(598)	1,667
Income Before Income Taxes	339,845	417,048	244,333
Provision for Income Taxes	72,158	77,791	59,662
Net Income	267,687	339,257	184,671
Less: Net Income Attributable to Noncontrolling Interests	1,129	1,487	2,848
Net Income Attributable to RPM International Inc. Stockholders	$266,558	$337,770	$181,823
Average Number of Shares of Common Stock Outstanding:
Basic	130,552	131,179	130,662
Diluted	134,333	137,171	135,165
Earnings per Share of Common Stock Attributable to RPM International Inc. Stockholders:
Basic	$2.03	$2.55	$1.37
Diluted	$2.01	$2.50	$1.36

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (In thousands)
Year Ended May 31,	2019	2018	2017
Net Income	$267,687	$339,257	$184,671
Other Comprehensive Income, Before Tax:
Foreign Currency Translation Adjustments	(73,594)	10,857	(20,402)
Pension and Other Postretirement Benefit Liabilities
Net (Loss) Gain Arising During the Period	(87,525)	(3,489)	38,679
Prior Service Cost Arising During the Period	22	61	196
Less: Amortization of Prior Service Cost Included in Net Periodic Pension Cost	(132)	(121)	(41)
Less: Amortization of Net Loss and Settlement Recognition	14,848	16,738	25,444
Effect of Exchange Rates on Amounts Included for Pensions	2,002	(1,814)	1,986
Pension and Other Postretirement Benefit Liability Adjustments	(70,785)	11,375	66,264
Unrealized Gains on Available-For-Sale Securities
Unrealized Holding Gains (Losses) During the Period	458	(1,459)	8,250
Less: Reclassification Adjustments for Losses (Gains) Included in Net Income	1,626	(1,835)	(2,248)
Unrealized Gain (Loss) on Securities	2,084	(3,294)	6,002
Unrealized Gain (Loss) on Derivatives	4,713	(359)	16
Other Comprehensive (Loss) Income, Before Tax	(137,582)	18,579	51,880
Income Tax Expense (Benefit) Related to Components of Other Comprehensive Income	19,068	(3,773)	(23,863)
Other Comprehensive (Loss) Income, After Tax	(118,514)	14,806	28,017
Comprehensive Income	149,173	354,063	212,688
Less: Comprehensive Income Attributable to Noncontrolling Interests	1,195	1,354	2,804
Comprehensive Income Attributable to RPM International Inc. Stockholders	$147,978	$352,709	$209,884

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

34    RPM International Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

Year Ended May 31,	2019	2018		2017
Cash Flows From Operating Activities:
Net income	$267,687		$339,257		$184,671
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	94,043		81,976		71,870
Amortization	47,699		46,523		44,903
Restructuring charges, net of payments	8,072		17,514
Goodwill, intangible and other asset impairments	4,190				193,198
Fair value adjustments to contingent earnout obligations	1,918		3,400		3,000
Other-than-temporary impairments on marketable securities					420
Deferred income taxes	5,434		(10,690)		24,049
Stock-based compensation expense	31,154		25,440		32,541
Other non-cash interest expense	1,552		6,187		9,986
Realized/unrealized losses (gains) on sales of marketable securities	7,613		(10,076)		(8,174)
Loss on extinguishment of debt	3,051
Other	(3,288)		(1,141)		280
Changes in assets and liabilities, net of effect from purchases and sales of businesses:
(Increase) in receivables	(131,204)		(106,179)		(5,690)
(Increase) in inventory	(16,829)		(34,102)		(70,726)
(Increase) decrease in prepaid expenses and other current and long-term assets	(14,826)		3,348		(38,130)
(Decrease) increase in accounts payable	(29,628)		51,641		16,247
Increase (decrease) in accrued compensation and benefits	19,241		(5,010)		(4,577)
(Decrease) in accrued loss reserves	(1,803)		(10,387)		(3,422)
(Decrease) in other accrued liabilities	(5,232)		(6,612)		(64,322)
Other	4,097		(706)		3
Cash Provided By Operating Activities	292,941		390,383		386,127
Cash Flows From Investing Activities:
Capital expenditures	(136,757)		(114,619)		(126,109)
Acquisition of businesses, net of cash acquired	(168,205)		(112,442)		(254,200)
Purchase of marketable securities	(19,787)		(181,953)		(38,062)
Proceeds from sales of marketable securities	69,743		138,803		76,588
Other	6,760		9,018		2,118
Cash (Used For) Investing Activities	(248,246)		(261,193)		(339,665)
Cash Flows From Financing Activities:
Additions to long-term and short-term debt	628,083		351,082		597,633
Reductions of long-term and short-term debt	(273,109)		(276,406)		(154,348)
Cash dividends	(181,409)		(167,476)		(156,752)
Repurchase of common stock	(200,222)
Shares of common stock returned for taxes	(21,758)		(17,152)		(21,948)
Payments of acquisition-related contingent consideration	(4,066)		(3,945)		(4,284)
Payments for 524(g) trust			(123,567)		(221,638)
Other	(1,361)		(1,912)		(2,692)
Cash (Used For) Provided By Financing Activities	(53,842)		(239,376)		35,971
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(12,107)		4,111		2,912
Net Change in Cash and Cash Equivalents	(21,254)		(106,075)		85,345
Cash and Cash Equivalents at Beginning of Period	244,422		350,497		265,152
Cash and Cash Equivalents at End of Period	$223,168		$244,422		$350,497
Supplemental Disclosures of Cash Flows Information:
Cash paid during the year for:
Interest	$101,415		$97,295		$78,685
Income taxes, net of refunds	$68,357		$83,460		$71,236
Supplemental Disclosures of Non-Cash Investing and Financing Activities:
Conversion of Debt to Equity	$38,239	$		$

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

RPM International Inc. and Subsidiaries     35

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands)

	Common Stock
	Number of Shares	Par/Stated Value	Paid-In Capital
Balance at June 1, 2016	132,944	$1,329	$921,956
Net income	-	-	-
Other comprehensive income	-	-	-
Dividends declared and paid ($1.175 per share)	-	-	-
Other noncontrolling interest activity	-	-	-
Stock compensation expense, shares granted less shares returned for taxes	619	7	32,535
Balance at May 31, 2017	133,563	1,336	954,491
Net income	-	-	-
Other comprehensive income	-	-	-
Dividends declared and paid ($1.26 per share)	-	-	-
Other noncontrolling interest activity	-	-	-
Stock compensation expense and other deferred compensation, shares granted less shares returned for taxes	84	-	27,576
Balance at May 31, 2018	133,647	1,336	982,067
Cumulative-effect adjustment upon adoption of ASU 2014-09	-	-	-
Net income	-	-	-
Other comprehensive income	-	-	-
Dividends declared and paid ($1.37 per share)	-	-	-
Other noncontrolling interest activity	-	-	-
Share repurchases under repurchase program	(3,287)	(33)	33
Stock compensation expense and other deferred compensation, shares granted less shares returned for taxes	36	1	35,437
Convertible bond redemption	599	6	(23,029)
Balance at May 31, 2019	130,995	$1,310	$994,508

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

36    RPM International Inc. and Subsidiaries

Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total RPM International Inc. Equity	Noncontrolling Interests	Total Equity
$(196,274)	$(502,047)	$1,147,371	$1,372,335	$2,413	$1,374,748
-	-	181,823	181,823	2,848	184,671
-	28,061	-	28,061	(44)	28,017
-	-	(156,752)	(156,752)	-	(156,752)
-	-	-	-	(2,578)	(2,578)
(21,948)	-	-	10,594	-	10,594
(218,222)	(473,986)	1,172,442	1,436,061	2,639	1,438,700
-	-	337,770	337,770	1,487	339,257
-	14,938	-	14,938	(132)	14,806
-	-	(167,476)	(167,476)	-	(167,476)
-	-	-	-	(1,229)	(1,229)

(18,096)	-	-	9,480	-	9,480
(236,318)	(459,048)	1,342,736	1,630,773	2,765	1,633,538
-	-	(2,833)	(2,833)	-	(2,833)
-	-	266,558	266,558	1,129	267,687
-	(118,580)	-	(118,580)	66	(118,514)
-	-	(181,409)	(181,409)	-	(181,409)
-	-	-	-	(1,307)	(1,307)
(200,222)	-	-	(200,222)	-	(200,222)

(20,965)	-	-	14,473	-	14,473
20,215	-	-	(2,808)	-	(2,808)
$(437,290)	$(577,628)	$1,425,052	$1,405,952	$2,653	$1,408,605

RPM International Inc. and Subsidiaries     37

Notes to Consolidated Financial Statements

May 31, 2019, 2018, 2017

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

During the fiscal year ended May 31, 2019, we completed a total of five acquisitions among our three reportable segments.

During fiscal 2019, our industrial reportable segment completed two acquisitions, which included the following: a provider of hygienic flooring solutions for the U.K. food and beverage industry headquartered in the U.K.; and a distributor of concrete admixture products throughout Puerto Rico, the Dominican Republic and Panama. Within our consumer reportable segment, we acquired a brand line of specialty cleaning products and the exclusive North American licensing for a brand line of drain care products based in Cincinnati, Ohio; and a manufacturer of non-toxic specialty cleaners based in Ontario, Canada. Lastly, we acquired a leading manufacturer and distributor of insulated concrete forms in North America, based in Ontario, Canada, which reports through our specialty reportable segment.

During the fiscal year ended May 31, 2018, we completed a total of seven acquisitions among our three reportable segments. During fiscal 2018, our industrial reportable segment completed three acquisitions, which included the following: a manufacturer of high-performance spray applied polyurea waterproofing systems, as well as a range of polymer flooring systems located in Norway; a manufacturer and marketer of terrazzo and resinous flooring, wall coating systems and other concrete repair and maintenance materials headquartered in Batavia, Ohio; and a manufacturer and installer of a range of specialty bridge bearings and expansion joints, as well as custom engineered solutions for bridges, wind turbines and other structures located in the U.K. Within our consumer reportable segment, we acquired a manufacturer of sealers, cleaners, polishes and related products primarily for tile and natural stone based in Arcadia, California; and a manufacturer and marketer of specialty cleaners for rust stain removal based in Eldora, Iowa. Lastly, we acquired the assets of a manufacturer of adjuvants, which are used to enhance the productivity of herbicides for farming and forest protection programs located in Australia; and the assets of a distributor of high-performance wood finishes located in the U.K., both of which report through our specialty reportable segment.

The purchase price for each acquisition has been allocated to the estimated fair values of the assets acquired and liabilities assumed as of the date of acquisition. We have finalized the purchase price allocation for our fiscal 2018 acquisitions, and there were no material changes from the prior year disclosure. While the valuations of consideration transferred, total assets acquired and liabilities assumed are substantially complete, the primary areas that remain preliminary relate to the fair values of deferred income taxes for acquisitions completed during fiscal 2019. Acquisitions are aggregated by year of purchase in the following table:

	Fiscal 2019 Acquisitions			Fiscal 2018 Acquisitions
(In thousands)	Weighted-Average Intangible Asset Amortization Life (In Years)	Total		Weighted-Average Intangible Asset Amortization Life (In Years)	Total
Current assets		$29,734			$28,939
Property, plant and equipment		22,607			10,875
Goodwill	N/A	77,459		N/A	43,656
Trade names - indefinite lives	N/A	14,033		N/A	15,096
Other intangible assets	10	59,748		12	36,450
Other long-term assets		3,095			81
Total Assets Acquired		$206,676			$135,097
Liabilities assumed		(36,083)			(19,369)
Net Assets Acquired		$170,593	(1)		$115,728	(2)

(1) Figure includes cash acquired of $2.3 million.

(2) Figure includes cash acquired of $3.3 million.

38    RPM International Inc. and Subsidiaries

Our Consolidated Financial Statements reflect the results of operations of acquired businesses as of their respective dates of acquisition. Pro-forma results of operations for the years ended May 31, 2019 and 2018 were not materially different from reported results and, consequently, are not presented.

4) Foreign Currency

The functional currency for each of our foreign subsidiaries is its principal operating currency. Accordingly, for the periods presented, assets and liabilities have been translated using exchange rates at year end, while income and expense for the periods have been translated using a weighted-average exchange rate.

The resulting translation adjustments have been recorded in accumulated other comprehensive income (loss), a component of stockholders’ equity, and will be included in net earnings only upon the sale or liquidation of the underlying foreign investment, neither of which is contemplated at this time. Transaction gains and losses increased during the last three fiscal years due to the strengthening of the U.S. dollar, resulting in net transactional foreign exchange losses for fiscal 2019, 2018 and 2017 of approximately $4.8 million, $12.3 million and $6.4 million, respectively.

5) Cash and Cash Equivalents

We consider all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. We do not believe we are exposed to any significant credit risk on cash and cash equivalents. The carrying amounts of cash and cash equivalents approximate fair value.

6) Property, Plant & Equipment

May 31,	2019	2018
(In thousands)
Land	$88,638	$85,007
Buildings and leasehold improvements	459,542	445,017
Machinery and equipment	1,114,679	1,045,851
Total property, plant and equipment, at cost	1,662,859	1,575,875
Less: allowance for depreciation and amortization	843,648	795,569
Property, plant and equipment, net	$819,211	$780,306

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

Depreciation is computed primarily using the straight-line method over the following ranges of useful lives:

Land improvements	1 to 50 years
Buildings and improvements	1 to 50 years
Machinery and equipment	1 to 33 years

Total depreciation expense for each fiscal period includes the charges to income that result from the amortization of assets recorded under capital leases.

7) Revenue Recognition

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. The majority of our revenue is recognized at a point in time. However, we also record revenues generated under construction contracts, mainly in connection with the installation of specialized roofing and flooring systems and related services. For certain polymer flooring installation projects, we account for our revenue using the output method, as we consider square footage of completed flooring to be the best measure of progress toward the complete satisfaction of the performance obligation. In contrast, for certain of our roofing installation projects, we account for our revenue using the input method, as that method was the best measure of performance as it considers costs incurred in relation to total expected project costs, which essentially represents the transfer of control for roofing systems to the customer. In general, for our other construction contracts, we record contract revenues and related costs as our contracts progress on an over-time model.

Effective June 1, 2018, we adopted Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers,” and all the related amendments included within Accounting Standards Codification 606 (“ASC 606”). Refer to Note A(19) for further information regarding the new revenue recognition standard.

8) Shipping Costs

Shipping costs paid to third-party shippers for transporting products to customers are included in SG&A expenses. For the years ended May 31, 2019, 2018 and 2017, shipping costs were $173.6 million, $164.7 million and $148.9 million, respectively.

9) Allowance for Doubtful Accounts Receivable

An allowance for anticipated uncollectible trade receivable amounts is established using a combination of specifically identified accounts to be reserved and a reserve covering trends in collectibility. These estimates are based on an analysis of trends in collectibility and past experience, but are primarily made up of individual account balances identified as doubtful based on specific facts and conditions. Receivable losses are charged against the allowance when we determine uncollectibility. Actual collections of trade receivables could differ from our estimates due to changes in future economic or industry conditions or specific customer’s financial conditions. For the periods ended May 31, 2019, 2018 and 2017, bad debt expense approximated $18.6 million, $9.1 million and $16.0 million, respectively. The bad debt expense during fiscal 2017 reflected our reassessment of the collectibility of accounts receivable, particularly in emerging markets. The increase in bad debt expense during fiscal 2019 was primarily due to write-offs associated with our 2020 MAP to Growth initiatives. Refer to Note B, “Restructuring,” for further information.

10) Inventories

Inventories are stated at the lower of cost or net realizable value, cost being determined on a first-in, first-out (FIFO) basis and net realizable value being determined on the basis of replacement cost. Inventory costs include raw materials, labor and manufacturing overhead. We review the net realizable value of our inventory in detail on an on-going basis, with consideration given to various factors, which include our estimated reserves for excess, obsolete, slow-moving or distressed inventories. If actual market conditions differ from our projections, and our estimates prove to be inaccurate, write-downs of inventory values and adjustments to cost of sales may be required. Historically, our inventory reserves have approximated actual experience. During fiscal 2019, we recorded $10.5 million in charges resulting from more proactive management of inventory at our consumer segment and $10.0 million of inventory charges related to

RPM International Inc. and Subsidiaries     39

restructuring activities at our industrial segment. During fiscal 2018, our consumer reportable segment businesses were impacted by tighter inventory management at many of their top customers and, starting in mid-April, we made the determination to consolidate several divisions within certain consumer segment businesses, close two manufacturing facilities and eliminate approximately 154 positions. These actions were taken by new leadership in place at our Rust-Oleum business in order to streamline processes, reduce overhead, improve margins and reduce working capital. In relation to these initiatives, our consumer segment recognized $36.5 million of charges related to product line and SKU rationalization and related obsolete inventory identification during the fourth quarter of fiscal 2018. Additionally, during fiscal 2018, we incurred $1.2 million in inventory write-offs in connection with restructuring activities at our industrial reportable segment.

Inventories were composed of the following major classes:

May 31,	2019	2018
(In thousands)
Raw material and supplies	$296,493	$288,201
Finished goods	545,380	546,260
Total Inventory	$841,873	$834,461

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

We performed the required annual goodwill impairment assessments as of the first day of our fourth fiscal quarter at the reporting unit level. Our reporting units have been identified at the component level, which is the operating segment level or one level below. First, we assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The traditional two-step quantitative process is required only if we conclude that it is more likely than not that a reporting unit’s fair value is less than its carrying amount. However, we have an unconditional option to bypass a qualitative assessment and proceed directly to performing the traditional two-step quantitative analysis. We applied both the qualitative and traditional two-step quantitative processes during our annual goodwill impairment assessment performed during the fourth quarters of fiscal 2019, 2018 and 2017.

The traditional two-step quantitative goodwill impairment assessment involves estimating the fair value of a reporting unit and comparing it with its carrying amount. If the carrying amount of the reporting unit exceeds its fair value, additional steps are followed to determine and recognize, if appropriate, an impairment loss. Calculating the fair value of the reporting units requires our significant use of estimates and assumptions. We estimate the fair values of our reporting units by applying a combination of third-party market-value indicators, when observable market data is available, and discounted future cash flows to each of our reporting unit’s projected EBITDA or adjusted EBITDA, which adjusts for one-off items impacting revenues and/or expenses that are not considered by management to be indicative of ongoing operations. In applying this methodology, we rely on a number of factors, including actual and forecasted operating results and market data.

As a result of the annual impairment assessments performed for fiscal 2019 and 2018, there were no goodwill impairments, including no reporting units that were at risk of failing step one of the traditional two-step quantitative analysis.

During fiscal 2017, we recorded a loss totaling $188.3 million for the impairment of goodwill and intangibles at our Kirker reporting unit within our consumer reportable segment.

Additionally, we test all indefinite-lived intangible assets for impairment annually. We perform the required annual impairment assessments as of the first day of our fourth fiscal quarter. We may elect to first assess qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount before applying traditional quantitative tests. We applied both qualitative and quantitative processes during our annual indefinite-lived intangible asset impairment assessments performed during the fourth quarters of fiscal 2019, 2018 and 2017.

The annual impairment assessment involves estimating the fair value of each indefinite-lived asset and comparing it with its carrying amount. If the carrying amount of the intangible asset exceeds its fair value, we record an impairment loss equal to the difference. Calculating the fair value of the indefinite-lived assets requires our significant use of estimates and assumptions. We estimate the fair values of our intangible assets by applying a relief-from-royalty calculation, which includes discounted future cash flows related to each of our intangible asset’s projected revenues. In applying this methodology, we rely on a number of factors, including actual and forecasted revenues and market data. As a result of the assessments performed for fiscal 2019 and 2018, there were no impairments. Results of intangible asset impairment assessments performed during fiscal 2017 are outlined below.

As described further in Note C, “Goodwill and Other Intangible Assets,” during fiscal 2019, as a result of interim impairment tests, we recorded other intangible asset impairment losses totaling $4.2 million, of which $2.0 million was recorded by our industrial reportable segment for impairment losses on trade names and approximately $2.2 million was recorded by our specialty reportable segment for impairment losses on customer-related intangibles. During fiscal 2017, we recorded a loss totaling $4.9 million for a trade name impairment in our consumer reportable segment.

Should the future earnings and cash flows at our reporting units decline and/or discount rates increase, future impairment charges to goodwill and other intangible assets may be required.

12) Advertising Costs

Advertising costs are charged to operations when incurred and are included in SG&A expenses. For the years ended May 31, 2019, 2018 and 2017, advertising costs were $57.5 million, $58.0 million and $52.3 million, respectively.

13) Research and Development

Research and development costs are charged to operations when incurred and are included in SG&A expenses. The amounts charged to expense for the years ended May 31, 2019, 2018 and 2017 were $71.6 million, $69.7 million and $64.9 million, respectively.

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

40    RPM International Inc. and Subsidiaries

15) Investment (Income), Net

Investment (income), net, consists of the following components:

Year Ended May 31,	2019	2018	2017
(In thousands)
Interest (income)	$(4,885)	$(5,003)	$(4,620)
Net loss (gain) on marketable securities	8,366	(11,704)	(8,174)
Other-than-temporary impairment on securities			420
Dividend (income)	(4,211)	(3,735)	(1,610)
Investment (income), net	$(730)	$(20,442)	$(13,984)

Net Loss (Gain) on Marketable Securities

During fiscal 2019, we recognized realized losses on sales of available-for-sale securities of $3.0 million, realized gains on trading securities of $0.5 million and unrealized losses on trading securities of $1.3 million. Also during the year ended May 31, 2019, we recognized unrealized losses of $4.6 million on marketable equity securities as a result of our adoption of ASU 2016-01. During fiscal 2018, we recognized gross realized gains and losses on sales of marketable securities of $11.9 million and $1.8 million, respectively. During fiscal 2017, we recognized gross realized gains and losses on sales of marketable securities of $12.6 million and $4.4 million, respectively.

16) Other Expense (Income), Net

Other expense (income), net, consists of the following components:

Year Ended May 31,	2019	2018	2017
(In thousands)
Royalty expense (income), net	$(96)	$404	$2,680
(Income) related to unconsolidated equity affiliates	(332)	(1,002)	(1,013)
Pension non-service costs	1,647
Loss on extinguishment of debt (a)	3,051
Other expense (income), net	$4,270	$(598)	$1,667

(a)

In connection with the redemption of all of our outstanding 2.25% convertible senior notes in November 2018, we recognized a loss of $3.1 million, due to the fair value remeasurement on the date of conversion.

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

19) Other Recent Accounting Pronouncements

Effective June 1, 2018, we adopted ASU 2014-09, “Revenue from Contracts with Customers,” and all the related amendments included within ASC 606, using the modified retrospective method of adoption. Under the modified retrospective method, comparative periods are not restated. The new standard requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of contract(s), which includes (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue when each performance obligation is satisfied. As a result of our adoption procedures, we determined that revenue recognition for our broad portfolio of products and services will remain largely unchanged. Accordingly, our adoption of the new standard did not have a material impact on our overall Consolidated Financial Statements. Refer to Note Q, “Revenue,” and Note R, “Segment Information,” for additional information.

In January 2016, the FASB issued ASU No. 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities,” which provides amended guidance for certain aspects of recognition, measurement and disclosure of financial instruments. The main provisions of the standard impact how we account for changes in the fair value of our marketable securities currently classified as available-for-sale. Unrealized gains and losses on available-for-sale equity securities are required to be recognized in earnings rather than in other comprehensive income. Our adoption of the new standard during fiscal 2019 did not have a material effect on our overall Consolidated Financial Statements. See Note D, “Marketable Securities,” and Note A(15), “Investment Expense (Income), Net,” for additional information.

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

We will adopt the new leasing standard on the required effective date of June 1, 2019 using the alternative transition method as described above. We elected the “package of practical expedients” and have decided not to elect the “Hindsight” practical expedient. As a result, we will measure the right of use asset and lease liability for operating leases upon adoption using the remaining portion of the lease term. A cross-functional implementation team is finalizing policy elections, the discount rate to be used based on June 1, 2019 data, and business processes and controls to support recognition and disclosure under the new standard. The primary impact upon adoption will

RPM International Inc. and Subsidiaries     41

be the recognition of the right of use assets and lease liabilities, on a discounted basis, of our minimum lease obligations, as disclosed in Note M, “Leases.” As a result of our adoption procedures, we have determined that the new guidance will have a material impact on our Consolidated Balance Sheets and will not have a material effect on our Consolidated Statements of Income.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments - Credit Losses,” which requires an organization to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Additionally, the standard amends the current available-for-sale security other-than-temporary impairment model for debt securities. The guidance is effective for fiscal years beginning after December 15, 2019 and for interim periods therein. Early adoption is permitted beginning after December 15, 2018. We are currently reviewing, but adoption of this guidance is not expected to have a material impact on our Consolidated Financial Statements.

In August 2018, the SEC issued Final Rule Release No. 33-10532, “Disclosure Update and Simplification,” which makes a number of changes meant to simplify interim disclosures. The new rule requires a presentation of changes in stockholders’ equity and noncontrolling interest in the form of a reconciliation, either as a separate financial statement or in the notes to the financial statements, for the current and comparative year-to-date interim periods. The additional elements of this release did not have a material impact on our overall Consolidated Financial Statements. We adopted the new disclosure requirements in our Form 10-Q for the period ended February 28, 2019.

In August 2016, the FASB issued ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments,” which makes a number of changes meant to add or clarify guidance on the classification of certain cash receipts and payments in the statement of cash flows. Our June 1, 2018 adoption of the new guidance, which we applied retrospectively to all periods presented, did not have a material impact on our Consolidated Financial Statements.

In January 2017, the FASB issued ASU 2017-01, “Business Combinations: Clarifying the Definition of a Business,” with the objective of adding guidance to assist entities in evaluating whether transactions should be accounted for as acquisitions (disposals) of assets or of businesses. We adopted the new guidance as of June 1, 2018 and do not expect this revised guidance to have a material impact on our Consolidated Financial Statements.

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

In March 2017, the FASB issued ASU 2017-07, “Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost,” which requires that an employer report the service cost component in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. The other components of net benefit cost are required to be presented in the income statement separately from the service cost component and outside a subtotal of income from operations, if one is presented. Our June 1, 2018 adoption of the new guidance did not have a material impact on our Consolidated Financial Statements.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820), – Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement,” which makes a number of changes meant to add, modify or remove certain disclosure requirements associated with the movement amongst or hierarchy associated with Level 1, Level 2 and Level 3 fair value measurements. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted upon issuance of the update. We do not expect our adoption of this guidance to have a material impact on our Consolidated Financial Statements.

In August 2018, the FASB issued ASU 2018-14, “Compensation— Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20), Disclosure Framework – Changes to the Disclosure Requirements for Defined Benefit Plans,” which makes a number of changes meant to add, modify or remove certain disclosure requirements associated with employers that sponsor defined benefit or other postretirement plans. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption is permitted for all entities and the amendments in this update are required to be applied on a retrospective basis to all periods presented. We are currently reviewing, but adoption of this guidance is not expected to have a material impact on our Consolidated Financial Statements.

In August 2018, the FASB issued ASU 2018-15, “Intangible—Goodwill and Other- Internal-Use Software (Subtopic 350-40), Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract.” The update makes a number of changes meant to help entities evaluate the accounting for fees paid by a customer in a cloud computing arrangement (hosting arrangement), by providing guidance in determining when the arrangement includes a software license. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Our early adoption of this revised guidance as of June 1, 2018 did not have a material impact on our Consolidated Financial Statements.

20) Subsequent Event

Business Segment Information

We report the results of our operations through three reportable segments: the industrial reportable segment, the consumer reportable segment and the specialty reportable segment. Effective June 1, 2019, we realigned certain businesses and management structure to recognize how we allocate resources and analyze the operating performance of our operating segments. This realignment did not change our reportable segments at May 31, 2019. Rather, our periodic filings beginning with our first quarter ending August 31, 2019 will include historical segment results reclassified to reflect the effect of this realignment under four reportable segments, including: Construction Products Group, Performance Coatings Group, Consumer Products Group and Specialty Products Group.

Acquisition Information

Subsequent to the end of the current fiscal year, on June 12, 2019, we acquired the stock of Schul International Co., LLC, a manufacturer of joint sealants for commercial construction, and Willseal LLC, a business that markets and sells Schul products. Both companies are headquartered in Hudson, New Hampshire, and have combined annual net sales of approximately $15.0 million. This fiscal 2020 acquisition will report through our new Construction Products Group reportable segment.

Share Repurchases

From June 1, 2019 through July 19, 2019, we have repurchased 1,655,616 shares of RPM common stock since May 31, 2019, at a cost of approximately $100 million, or an average of $60.40 per share, under the stock repurchase program described further in Note I, “Common Stock.”

42    RPM International Inc. and Subsidiaries

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

2020 MAP to Growth

Between May and August 2018, we approved and implemented the initial phases of a multi-year restructuring plan, the 2020 Margin Acceleration Plan (“2020 MAP to Growth”). The initial phases of our 2020 MAP to Growth affected all of our reportable segments, as well as our corporate/nonoperating segment, and focused on margin improvement by simplifying business processes; reducing inventory categories and rationalizing SKUs; eliminating underperforming businesses; reducing headcount and working capital; and improving operating efficiency. The majority of the activities included in the initial phases of the restructuring activities have been completed.

During the second quarter ended November 30, 2018, we formally announced the final phases of our 2020 MAP to Growth. This multi-year restructuring is expected to increase operational efficiency while maintaining our entrepreneurial growth culture and will include three additional phases between September 2018 and December 2020. Our execution of the 2020 MAP to Growth will continue to drive the de-layering and simplification of management and businesses associated with group realignment. We are implementing four center-led functional areas including manufacturing and operations; procurement and supply chain; information technology; and accounting and finance.

Our 2020 MAP to Growth will optimize our manufacturing facilities and will ultimately provide more efficient plant and distribution facilities. In the first phase of the restructuring plan, we initiated the closure of twelve plants and seven warehouses. We also expect to incur additional severance and benefit costs as part of our planned closure of these facilities.

Throughout the additional phases of our 2020 MAP to Growth initiative, we will continue to assess and identify areas of improvement and cost savings. As such, the final implementation of the aforementioned phases and total expected costs are subject to change. In addition to the announced plan, we have continued to broaden the scope of our 2020 MAP to Growth initiative, specifically in consolidation of the general and administrative areas, potential outsourcing, as well as additional future plant closures and consolidations, the estimated costs of which have not yet been finalized. The current total expected costs associated with this plan are outlined in the table below and increased by approximately $13.1 million compared to our prior quarter estimate, primarily attributable to an increase in expected severance and benefit costs within our industrial and specialty segments, in addition to facility closure and other related costs within our consumer and specialty segments. Most activities under our 2020 MAP to Growth are anticipated to be completed by the end of calendar year 2020.

A summary of the charges recorded in connection with restructuring by reportable segment during is as follows:

(In thousands)	Year Ended May 31, 2019	Year Ended May 31, 2018	Cumulative Costs to Date	Total Expected Costs
Industrial Segment:
Severance and benefit costs (a)	$14,032	$2,169	$16,201	$21,123
Facility closure and other related costs	5,398	1,045	6,443	10,532
Other asset write-offs	569	1,373	1,942	2,873
Total Charges	$19,999	$4,587	$24,586	$34,528
Consumer Segment:
Severance and benefit costs (b)	$2,516	$5,652	$8,168	$8,168
Facility closure and other related costs	2,445	5,139	7,584	12,200
Other asset write-offs	998	-	998	1,212
Total Charges	$5,959	$10,791	$16,750	$21,580
Specialty Segment:
Severance and benefit costs (c)	$5,987	$-	$5,987	$8,488
Facility closure and other related costs	352	-	352	4,351
Other asset write-offs	29	-	29	347
Total Charges	$6,368	$-	$6,368	$13,186
Corporate/Other Segment:
Severance and benefit costs (d)	$9,984	$2,136	$12,120	$12,120
Total Charges	$9,984	$2,136	$12,120	$12,120
Consolidated:
Severance and benefit costs	$32,519	$9,957	$42,476	$49,899
Facility closure and other related costs	8,195	6,184	14,379	27,083
Other asset write-offs	1,596	1,373	2,969	4,432
Total Charges	$42,310	$17,514	$59,824	$81,414

a)

Fiscal 2019 and 2018 charges of $14.0 million and $2.2 million, respectively, are associated with the elimination of 199 and 28 positions during fiscal 2019 and 2018, respectively. Additionally, $0.2 million included in the current-year charges are associated with the prior elimination of one position within the legal function during fiscal 2018.

b)	Fiscal 2019 and 2018 charges of $2.5 million and $5.7 million, respectively, are associated with the elimination of 66 and 155 positions during fiscal 2019 and 2018, respectively.

c)	Fiscal 2019 charges of $6.0 million are associated with the elimination of 109 positions. There were no such charges in fiscal 2018.

d)

Reflects current-year charges related to the severance of two corporate executives, as well as accelerated vesting of equity awards for two corporate executives, four specialty segment executives and three industrial segment executives in connection with the aforementioned restructuring activities.

RPM International Inc. and Subsidiaries     43

A summary of the activity in the restructuring reserves related to the 2020 MAP to Growth plan is as follows:

(In thousands)	Severance and Benefits Costs	Facility Closure and Other Related Costs	Other Asset Write-Offs	Total
Balance at June 1, 2017	$-	$-	$-	$-
Additions charged to expense	9,957	6,184	1,373	17,514
Balance at May 31, 2018	$9,957	$6,184	$1,373	$17,514

(In thousands)	Severance and Benefits Costs	Facility Closure and Other Related Costs	Other Asset Write-Offs	Total
Balance at June 1, 2018	$9,957	$6,184	$1,373	$17,514
Additions charged to expense	32,519	8,195	1,596	42,310
Cash payments charged against reserve	(31,219)	(3,019)	-	(34,238)
Non-cash charges included above (e)	(6,420)	(3,503)	(2,969)	(12,892)
Balance at May 31, 2019	$4,837	$7,857	$-	$12,694

(e)	Non-cash charges primarily include accelerated vesting of equity awards and asset-write offs.

In connection with our 2020 MAP to Growth, during fiscal 2019, we incurred approximately $10.0 million and $2.1 million of inventory-related charges at our industrial and consumer segments, respectively. The inventory-related charges are partially offset by a favorable adjustment of approximately $0.2 million to the previous write-off at our consumer segment. All of the aforementioned inventory-related charges are recorded in cost of sales in our Consolidated Statements of Income. These inventory charges were the result of product line and SKU rationalization initiatives in connection with our overall plan of restructuring.

In connection with the 2020 MAP to Growth plan, during fiscal 2018, we incurred approximately $36.5 million of inventory-related charges at our consumer segment and approximately $1.2 million at our industrial segment, all of which were recorded in cost of sales in our Consolidated Statements of Income. These inventory charges were the result of product line and SKU rationalization that was initiated in the fourth quarter of fiscal 2018 by new leadership within the consumer segment. Refer to Note A(10) for additional information.

NOTE C — GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amount of goodwill, by reportable segment, for the years ended May 31, 2019 and 2018, are as follows:

(In thousands)	Industrial Segment	Consumer Segment	Specialty Segment	Total
Balance as of June 1, 2017	$516,335	$453,600	$173,978	$1,143,913
Acquisitions	19,736	21,277	2,643	43,656
Translation adjustments	1,247	2,841	517	4,605
Balance as of May 31, 2018	537,318	477,718	177,138	1,192,174
Acquisitions	5,826	25,994	45,639	77,459
Translation adjustments	(16,725)	(4,325)	(2,821)	(23,871)
Balance as of May 31, 2019	$526,419	$499,387	$219,956	$1,245,762

Total accumulated goodwill impairment losses were $156.3 million at May 31, 2019. Of the accumulated balance, $141.4 million was recorded during the fiscal year ended May 31, 2017 by our consumer segment, and $14.9 million was recorded during the fiscal year ended May 31, 2009 by our industrial reportable segment. There were no impairment losses recorded during fiscal 2019 or 2018.

44    RPM International Inc. and Subsidiaries

Other intangible assets consist of the following major classes:

(In thousands)	Amortization Period (In Years)	Gross Carrying Amount	Accumulated Amortization	Net Other Intangible Assets
As of May 31, 2019
Amortized intangible assets
Formulae	9 to 33	$227,208	$(150,091)	$77,117
Customer-related intangibles	5 to 33	413,475	(172,238)	241,237
Trademarks/names	5 to 40	32,998	(16,867)	16,131
Other	1 to 33	36,709	(26,599)	10,110
Total Amortized Intangibles		710,390	(365,795)	344,595
Indefinite-lived intangible assets
Trademarks/names		256,487		256,487
Total Other Intangible Assets		$966,877	$(365,795)	$601,082
As of May 31, 2018
Amortized intangible assets
Formulae	10 to 33	$221,812	$(140,160)	$81,652
Customer-related intangibles	5 to 33	369,687	(147,831)	221,856
Trademarks/names	5 to 40	36,671	(17,998)	18,673
Other	2 to 30	37,589	(24,946)	12,643
Total Amortized Intangibles		665,759	(330,935)	334,824
Indefinite-lived intangible assets
Trademarks/names		249,448		249,448
Total Other Intangible Assets		$915,207	$(330,935)	$584,272

The aggregate intangible asset amortization expense for the fiscal years ended May 31, 2019, 2018 and 2017 was $45.1 million, $43.2 million and $41.9 million, respectively. For the next five fiscal years, we estimate annual intangible asset amortization expense related to our existing intangible assets to approximate the following: 2020 — $43.0 million, 2021 — $39.9 million, 2022 — $38.6 million, 2023 — $34.9 million and 2024 — $31.5 million.

The gross amount of other intangible asset accumulated impairment losses at May 31, 2017 totaled $53.6 million,

of which $0.6 million was recorded during the fiscal year ended May 31, 2009 by our industrial reportable segment and $53.0 million was recorded during fiscal 2017 by our consumer reportable segment. For the year ended May 31, 2019, we recorded other intangible asset impairment losses of approximately $4.2 million, of which $2.0 million was recorded by our industrial reportable segment for impairment losses on trade names and approximately $2.2 million was recorded by our specialty reportable segment for impairment losses on customer-related intangibles. There were no impairment losses recorded during fiscal 2018.

NOTE D — MARKETABLE SECURITIES

The following tables summarize marketable securities held at May 31, 2019 and 2018 by asset type:

	Available-For-Sale Securities
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value (Net Carrying Amount)
May 31, 2019
Fixed maturity:
U.S. treasury and other government	$24,483	$372	$(308)	$24,547
Corporate bonds	422	43	(3)	462
Total available-for-sale securities	$24,905	$415	$(311)	$25,009

	Available-For-Sale Securities
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value (Net Carrying Amount)
May 31, 2018
Equity securities:
Mutual funds - foreign	$46,123	$1,839	$(1,197)	$46,765
Mutual funds - domestic	99,833	727	(2,770)	97,790
Total equity securities	145,956	2,566	(3,967)	144,555
Fixed maturity:
U.S. treasury and other government	23,562	39	(552)	23,049
Corporate bonds	432	43	(8)	467
Total fixed maturity securities	23,994	82	(560)	23,516
Total	$169,950	$2,648	$(4,527)	$168,071

RPM International Inc. and Subsidiaries     45

Marketable securities, included in other current and long-term assets totaling $8.6 million and $16.4 million at May 31, 2019, respectively, and included in other current and long-term assets totaling $97.4 million and $70.7 million at May 31, 2018, respectively, are composed of available-for-sale securities and are reported at fair value. We carry a portion of our marketable securities portfolio in long-term assets since they are generally held for the settlement of our general and product liability insurance claims processed through our wholly owned captive insurance subsidiaries.

Marketable securities include available-for-sale securities and are reported at fair value. Realized gains and losses on sales of investments are recognized in net income on the specific identification basis. Changes in the fair values of securities that are considered temporary are recorded as unrealized gains and losses, net of applicable taxes, in accumulated other comprehensive income (loss) within stockholders’ equity. Other-than-temporary declines in market value from original cost are reflected in investment income, net in the period in which the unrealized losses are deemed other than temporary. In order to determine whether other-than-temporary declines in market value have occurred, the duration of the decline in value and our ability to hold the investment are considered in conjunction with an evaluation of the strength of the underlying collateral and the extent to which the investment’s amortized cost or cost, as appropriate, exceeds its related market value.

During fiscal 2019, we adopted ASU 2016-01, “Recognition and Measurement of Financial Assets and Liabilities,” which requires all unrealized gains and losses on marketable equity securities to be recognized in earnings. Prior to adoption, equity securities were included in our available-for-sale portfolio and unrealized gains and losses were recognized through other comprehensive (loss) income until realized, at which point we recorded a gain or loss on sale. As of May 31, 2019, we held approximately $87.5 million in equity securities. Additionally, as of May 31, 2019 and 2018, we held approximately $12.3 million and $9.9 million, respectively, in trading securities in relation to our deferred compensation plan.

Unrealized gains and losses, as well as realized gains and losses, on sales of marketable securities are included in investment (income), net in the Consolidated Statements of Income. Refer to Note A(15), “Investment (Income), Net,” for further details.

Summarized below are the available-for-sale securities we held at May 31, 2019 and 2018 that were in an unrealized loss position and that were included in accumulated other comprehensive income (loss), aggregated by the length of time the investments had been in that position:

	May 31, 2019		May 31, 2018
(In thousands)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Total investments with unrealized losses	$11,508	$(311)	$106,253	$(4,527)
Unrealized losses with a loss position for less than 12 months	806	(2)	68,376	(1,570)
Unrealized losses with a loss position for more than 12 months	10,702	(309)	37,877	(2,957)

We have reviewed all of the securities included in the table above and have concluded that we have the ability and intent to hold these investments until their cost can be recovered, based upon the severity and duration of the decline. Therefore, we did not recognize any other-than-temporary impairment losses on these investments. The unrealized losses generally relate to investments whose fair values at May 31, 2019 and 2018 were less than 15% below their original cost. From time to time, we may experience significant volatility in general economic and market conditions. If we were to experience unrealized losses that were to continue for longer periods of time, or rise to more significant levels of unrealized losses within our portfolio of investments in marketable securities in the future, we may recognize additional other-than-temporary impairment losses. Such potential losses could have a material impact on our results of operations in any given reporting period. As such, we continue to closely evaluate the status of our investments and our ability and intent to hold these investments.

The net carrying values of available-for-sale debt securities at May 31, 2019, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

(In thousands)	Amortized Cost	Fair Value
Due:
Less than one year	$8,594	$8,563
One year through five years	10,886	10,836
Six years through ten years	4,468	4,582
After ten years	957	1,028
	$24,905	$25,009

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

46    RPM International Inc. and Subsidiaries

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

(In thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at May 31, 2019
Available-for-sale debt securities:
U.S. Treasury and other government	$-	$24,547	$-	$24,547
Corporate bonds		462		462
Total available-for-sale debt securities	-	25,009	-	25,009
Trading and other equity securities:
Mutual funds - foreign		32,082		32,082
Mutual funds - domestic		67,739		67,739
Total trading and other equity securities	-	99,821	-	99,821
Contingent consideration			(21,551)	(21,551)
Total	$-	$124,830	$(21,551)	$103,279

(In thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at May 31, 2018
U.S. Treasury and other government	$-	$23,049	$-	$23,049
Corporate bonds		467		467
Mutual funds - foreign		47,410		47,410
Mutual funds - domestic		107,017		107,017
Contingent consideration			(17,998)	(17,998)
Total	$-	$177,943	$(17,998)	$159,945

Our investments in available-for-sale securities, trading and other equity securities are valued using a market approach. The availability of inputs observable in the market varies from instrument to instrument and depends on a variety of factors, including the type of instrument, whether the instrument is actively traded and other characteristics particular to the transaction. For most of our financial instruments, pricing inputs are readily observable in the market, the valuation methodology used is widely accepted by market participants, and the valuation does not require significant management discretion. For other financial instruments, pricing inputs are less observable in the market and may require management judgment.

The contingent consideration represents the estimated fair value of the additional variable cash consideration payable in connection with recent acquisitions that is contingent upon the achievement of certain performance milestones. We estimated the fair value using expected future cash flows over the period in which the obligation is expected to be settled, and applied a discount rate that appropriately captures a market participant’s view of the risk associated with the obligation, which are considered to be Level 3 inputs. During fiscal 2019, we paid approximately $5.2 million for settlements of contingent consideration obligations relating to certain performance milestones that were established in prior periods and achieved during the current year and recorded an increase in the accrual for approximately $3.0 million and $5.8 million related to fair value adjustments and new acquisitions, respectively. During fiscal 2018, we paid approximately $3.9 million for settlements of contingent consideration obligations relating to certain performance milestones that were established in prior periods and achieved during fiscal 2018, and we increased our accrual by $3.4 million related to acquisitions completed during fiscal 2018 and $0.5 million related to fair value adjustments. These amounts are reported in payments of acquisition-related contingent consideration in the Consolidated Statements of Cash Flows.

The carrying value of our current financial instruments, which include cash and cash equivalents, marketable securities, trade accounts receivable, accounts payable and short-term debt, approximates fair value because of the short-term maturity of these financial instruments. At May 31, 2019 and 2018, the fair value of our long-term debt was estimated using active market quotes, based on our current incremental borrowing rates for similar types of borrowing arrangements, which are Level 2 inputs. Based on the analysis performed, the fair value and the carrying value of our financial instruments and long-term debt as of May 31, 2019 and 2018 are as follows:

	At May 31, 2019

(In thousands)	Carrying Value	Fair Value
Cash and cash equivalents	$223,168	$223,168
Marketable equity securities	87,525	87,525
Marketable debt securities	25,009	25,009
Long-term debt, including current portion	2,525,908	2,526,817

RPM International Inc. and Subsidiaries     47

	At May 31, 2018

(In thousands)	Carrying Value	Fair Value
Cash and cash equivalents	$244,422	$244,422
Marketable equity securities	144,555	144,555
Marketable debt securities	23,516	23,516
Long-term debt, including current portion	2,174,144	2,215,458

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

Derivatives Designated as Cash Flow Hedging Instruments

We have designated certain forward contracts as hedging instruments pursuant to ASC No. 815 (“ASC 815”), “Derivatives and Hedging.” Changes in the fair value of these highly effective hedges are recorded as a component of AOCI. During the period in which a forecasted transaction affects earnings, amounts previously recorded as a component of AOCI are reclassified into earnings as a component of cost of sales. Amounts released from AOCI and reclassified into earnings did not have a material impact on our Consolidated Financial Statements for any period presented. As of May 31, 2019, there are no contracts held to sell international currencies. As of May 31, 2018, the notional amount of the forward contracts held to sell international currencies was $8.7 million.

Derivatives Not Designated as Hedges

At May 31, 2019 and 2018, we held one and four foreign currency forward contracts, respectively, which were designed to reduce our exposure to changes in the cash flows of intercompany foreign-currency-denominated loans related to changes in foreign currency exchange rates by fixing the functional currency cash flows. These contracts have not been designated as hedges; therefore, the changes in fair value of these derivatives are recognized in earnings as a component of other (income) expense. Amounts recognized in earnings did not have a material impact on our Consolidated Financial Statements for any period presented. As of May 31, 2019 and May 31, 2018, the notional amounts of the forward contracts held to purchase foreign currencies was $38.7 million and $147.4 million, respectively.

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

The fair values of qualifying and non-qualifying instruments used in hedging transactions as of May 31, 2019 and May 31, 2018 are as follows:

(In thousands)		Fair Value
Derivatives Designated as Hedging Instruments	Balance Sheet Location	May 31, 2019	May 31, 2018
Assets:
Foreign Currency Exchange (Cash Flow)	Other Current Assets	-	133
Interest Rate Swap (Fair Value)	Other Current Assets	513	-
Cross Currency Swap (Net Investment)	Other Current Assets	2,482	2,580
Cross Currency Swap (Net Investment)	Other Assets (Long-Term)	6,163	1,986
Liabilities:
Interest Rate Swap (Fair Value)	Other Accrued Liabilities	230	441
Cross Currency Swap (Net Investment)	Other Long-Term Liabilities	4,276	5,293
Interest Rate Swap (Fair Value)	Other Long-Term Liabilities	-	2,634

(In thousands)		Fair Value
Derivatives Not Designated as Hedging Instruments	Balance Sheet Location	May 31, 2019	May 31, 2018
Assets:
Foreign Currency Exchange	Other Current Assets	51	7
Liabilities:
Foreign Currency Exchange	Other Accrued Liabilities	-	2,985

48    RPM International Inc. and Subsidiaries

NOTE G — BORROWINGS

A description of long-term debt follows:

May 31,	2019	2018
(In thousands)
Revolving credit facility with a syndicate of banks, through October 31, 2023 (1)	$336,442	$235,774
Accounts receivable securitization program with two banks, through May 8, 2020 (2)	99,887	-
Unsecured 6.125% senior notes due October 15, 2019 (3)	450,454	451,658
Unsecured $205,000 face value at maturity 2.25% senior convertible notes due December 15, 2020	-	196,865
Unsecured 3.45% senior notes due November 15, 2022	299,257	295,596
Unsecured 3.75% notes due March 15, 2027 (4)	396,586	396,110
Unsecured 4.55% senior notes due March 1, 2029 (5)	346,006	-
Unsecured 5.25% notes due June 1, 2045 (6)	298,589	298,514
Unsecured 4.25% notes due January 15, 2048 (7)	296,467	296,344
Other obligations, including capital leases and unsecured notes payable at various rates of interest due in installments through 2021	2,220	3,283
	2,525,908	2,174,144
Less: current portion	552,446	3,501
Total Long-Term Debt, Less Current Maturities	$1,973,462	$2,170,643

(1)

Interest at May 31, 2019 was tied to LIBOR and averaged 3.6805% for USD denominated debt ($14,268), 2.69% for AUD denominated debt ($34,558), 3.23% on CAD denominated debt ($131,738) and 1.25% on EUR denominated debt ($159,745). Interest was tied to AUD at May 31, 2018, and averaged 2.925% for AUD denominated debt ($23,309) and 0.675% on EUR denominated debt ($213,708). At May 31, 2019 and 2018, the revolving credit facility is adjusted for debt issuance costs, net of amortization, for approximately $3.9 million and $1.2 million, respectively.

(2)	At May 31, 2019, the accounts receivable securitization program is adjusted for debt issuance cost, net of amortization, for approximately $0.1 million.

(3)

Includes the combination of the October 2009 initial issuance of $300.0 million aggregate principal amount and the May 2011 issuance of an additional $150.0 million aggregate principal amount of these notes. The effective interest rate on the notes issued in October 2009, including the amortization of the discount, is 6.139%. The additional $150.0 million aggregate principal amount of the notes due 2019 issued in May 2011 is adjusted for the unamortized premium received at issuance, which approximated $0.7 million and $2.3 million at May 31, 2019 and 2018, respectively. The premium effectively increased the proceeds from the financing. The effective interest rate on the $150.0 million notes issued in May 2011 is 4.934%. At May 31, 2019 and 2018, the notes are adjusted for debt issuance costs, net of amortization, for approximately $0.2 million and $0.6 million, respectively.

(4)

The $400.0 million face amount of the notes due 2027 is adjusted for the amortization of the original issue discount, which approximated $0.4 million and $0.5 million at May 31, 2019 and 2018, respectively. The original issue discount effectively reduced the ultimate proceeds from the financing. The effective interest rate on the notes, including the amortization of the discount, is 3.767%. At May 31, 2019 and 2018, the notes are adjusted for debt issuance costs, net of amortization, for approximately $3.0 million and $3.4 million, respectively.

(5)

The $350.0 million aggregate principal amount of the notes due 2029 is adjusted for the amortization of the original issue discount, which approximated $0.5 million at May 31, 2019. The original issue discount effectively reduced the ultimate proceeds from the financing. The effective interest rate on the notes, including the amortization of the discount, was 4.568%. At May 31, 2019, the notes were adjusted for debt issuance costs, net of amortization, for approximately $3.5 million.

(6)

The $250.0 million face amount of the notes due 2045 is adjusted for the amortization of the original issue discount, which approximated $1.4 million at May 31, 2019 and 2018. The original issue discount effectively reduced the ultimate proceeds from the financing. The effective interest rate on the notes, including the amortization of the discount, is 5.29%. In March 2017, as a further issuance of the 5.25% notes due 2045, we closed an offering of $50.0 million aggregate principal, which is adjusted for the unamortized premium received at issuance, which approximated $3.0 million at May 31, 2019 and 2018. The premium effectively increased the proceeds from the financing. The effective interest rate on the $50.0 million notes issued March 2017 is 4.839%. At May 31, 2019 and 2018, the notes are adjusted for debt issuance costs, net of amortization, for approximately $3.0 million and $3.1 million, respectively.

(7)

The $300.0 million face amount of the notes due 2048 is adjusted for the debt issuance cost, net of amortization, which approximated $3.5 million and $3.6 million at May 31, 2019 and 2018, respectively. The effective interest rate on the notes is 4.25%.

The aggregate maturities of long-term debt for the five years subsequent to May 31, 2019 are as follows: 2020 — $552.4 million; 2021 — $0.1 million; 2022 — $0.1 million; 2023 — $299.3 million; 2024 — $336.4 million and thereafter $1,337.6 million. Additionally, at May 31, 2019, we had unused lines of credit totaling $1,059.1 million.

Our available liquidity, including our cash and cash equivalents and amounts available under our committed credit facilities, stood at $1.28 billion at May 31, 2019. Our debt-to-capital ratio was 64.2% at May 31, 2019, compared with 57.1% at May 31, 2018.

4.550% Notes due 2029

On February 27, 2019, we closed an offering for $350.0 million aggregate principal amount of 4.550% Notes due 2029 (the “2029 Notes”). The proceeds from the 2029 Notes were used to repay a portion of the outstanding borrowings under our revolving credit facility and for general corporate purposes. Interest on the 2029 Notes accrues from February 27, 2019 and is payable semiannually in arrears on March 1st and September 1st of each year, beginning September 1, 2019, at a rate of 4.550% per year. The 2029 Notes mature on March 1, 2029. The indenture governing this indebtedness includes cross-acceleration provisions. Under certain circumstances, where an event of default under our other instruments results in acceleration of the indebtedness under such instruments, holders of the indebtedness under the indenture are entitled to declare amounts outstanding immediately due and payable.

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

RPM International Inc. and Subsidiaries     49

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

Revolving Credit Agreement

During the quarter ended November 30, 2018, we replaced our previous $800.0 million revolving credit agreement, which was set to expire on December 5, 2019, with a $1.3 billion unsecured syndicated revolving credit facility (the “Revolving Credit Facility”), which expires on October 31, 2023. The Revolving Credit Facility includes sublimits for the issuance of swingline loans, which are comparatively short-term loans used for working capital purposes and letters of credit. The aggregate maximum principal amount of the commitments under the Revolving Credit Facility may be expanded upon our request, subject to certain conditions, up to $1.5 billion. The Revolving Credit Facility is available to refinance existing indebtedness, to finance working capital and capital expenditures, and for general corporate purposes. Accordingly, during October 2019, we intend to utilize available funds from our Revolving Credit Facility to repay our unsecured 6.125% senior notes, which mature on October 15, 2019. At May 31, 2019, the outstanding balance on our 6.125% senior notes, including all amortizable cost, approximated $450.5 million, which is included in the current portion of long-term debt on our consolidated balance sheets.

The Revolving Credit Facility requires us to comply with various customary affirmative and negative covenants, including a leverage covenant and interest coverage ratio, which are calculated in accordance with the terms as defined by the credit agreement. Under the terms of the leverage covenant, we may not permit our leverage ratio for total indebtedness to consolidated EBITDA for the four most recent fiscal quarters to exceed 3.75 to 1.0. During certain periods and per the terms of the Revolving Credit Facility, this ratio may be increased to 4.25 to 1.0 in the event of an acquisition for which the aggregate consideration is $100.0 million or greater. The minimum required consolidated interest coverage ratio for EBITDA to interest expense is 3.50 to 1. The interest coverage ratio is calculated at the end of each fiscal quarter for the four fiscal quarters then ended using an EBITDA as defined in the Revolving Credit Facility.

As of May 31, 2019, we were in compliance with all financial covenants contained in our Revolving Credit Facility, including the leverage and interest coverage ratio covenants. At that date, our leverage ratio was 3.15 to 1, while our interest coverage ratio was 7.46 to 1. Our available liquidity under our Revolving Credit Facility stood at $959.1 million at May 31, 2019.

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

Accounts Receivable Securitization Program

On May 9, 2014, we entered into a $200.0 million accounts receivable securitization facility (the “AR Program”). The AR Program, which expires on May 8, 2020, was entered into pursuant to (1) a second amended and restated receivables sales agreement, dated as of May 9, 2014, and subsequently amended on August 29, 2014; November 3, 2015; December 31, 2016; and March 31, 2017 (the “Sale Agreement”), among certain of our subsidiaries (the “Originators”), and RPM Funding Corporation, a special purpose entity (the “SPE”) whose voting interests are wholly owned by us, and (2) an amended and restated receivables purchase agreement, dated as of May 9, 2014 and subsequently amended on February 25, 2015 and May 2, 2017 (the “Purchase Agreement”), among the SPE, certain purchasers from time to time party thereto (the “Purchasers”), and PNC Bank, National Association as administrative agent.

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

The maximum availability under the AR Program is $200.0 million. Availability is further subject to changes in the credit ratings of our customers, customer concentration levels or certain characteristics of the accounts receivable being transferred and, therefore, at certain times, we may not be able to fully access the $200.0 million of funding available under the AR Program. As of May 31, 2019, there was $100.0 million outstanding balance under the AR Program, which compares with the maximum availability on that date of $200.0 million.

The interest rate under the Purchase Agreement is based on the Alternate Base Rate, LIBOR Market Index Rate, one-month LIBOR or LIBOR for a specified tranche period, as selected by us, plus in each case, a margin of 0.8%. In addition, as set forth in an Amended and Restated Fee Letter, dated May 2, 2017 (the “Fee Letter”), the SPE is obligated to pay a monthly unused commitment fee to the Purchasers based on the daily amount of unused commitments under the Agreement, which ranges from 0.30% to 0.50% based on usage. The AR Program contains various customary affirmative and negative covenants and also contains customary default and termination provisions.

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

50    RPM International Inc. and Subsidiaries

2.25% Convertible Senior Notes due 2020

On December 9, 2013, we issued $205 million of 2.25% Convertible Senior Notes due 2020 (the “Convertible Notes”). We paid interest on the Convertible Notes semi-annually on June 15th and December 15th of each year.

We completed the redemption of all $205.0 million aggregate principal amount of our outstanding Convertible Notes on November 27, 2018 (the “Redemption Date”). The redemption price for the Convertible Notes was equal to 100% of the principal amount of the Convertible Notes to be redeemed, plus accrued and unpaid interest until, but excluding, the Redemption Date. As a result of the issuance of the notice of redemption, the Convertible Notes became convertible at any time prior to the close of business on November 26, 2018. The conversion rate was 19.221062 shares of RPM common stock per $1,000 original principal amount of the Convertible Notes, which is equivalent to a conversion price of approximately $52.12 per share (subject to adjustment in accordance with the terms of the Indenture). In accordance with the provisions of the indenture for the Convertible Notes, we elected to settle the Convertible Notes surrendered for conversion through a combination settlement of cash and shares of RPM common stock. In settlement of those conversions, we paid an aggregate of approximately $204.6 million in cash, including cash in lieu of fractional shares, and issued 598,601 shares of RPM common stock in the aggregate.

NOTE H — INCOME TAXES

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (“Act”). The income tax effects of changes in tax laws are recognized in the period when enacted. The Act provides for numerous significant tax law changes and modifications with varying effective dates. Generally, the more significant provisions of the Act that impacted us for the year ended May 31, 2018 include the reduction in the U.S. corporate income tax rate from 35% to 21%, the creation of a territorial tax system (with a one-time mandatory tax on previously unremitted foreign earnings) and allowing for immediate capital expensing of certain qualified property. The corporate tax rate reduction was effective for RPM as of January 1, 2018 and, accordingly, reduced our fiscal year 2018 federal statutory tax rate to a blended rate of approximately 29.2%. The significant provisions of the Act that impact us for fiscal 2019 include the full federal statutory rate reduction to 21% and the repeal of the domestic production activities deduction. Also effective for fiscal 2019 are provisions of the Act that subject us to current U.S. tax on global intangible low-taxed income (“GILTI”) earned by certain foreign subsidiaries and allows a benefit for foreign-derived intangible income (“FDII”). The estimated net tax impact related to GILTI and FDII for the year ended May 31, 2019 is not material to our consolidated financial results.

Subsequent to the enactment of the Act, the SEC issued Staff Accounting Bulletin No. 118 (“SAB 118”), which provides guidance on accounting for the tax effects of the Act. SAB 118 provides a measurement period that does not extend beyond one year from the Act’s enactment date for companies to complete the applicable accounting under ASC 740. In accordance with SAB 118 and based on the information available as of May 31, 2018, we recorded a net provisional income tax expense of $7.3 million in accordance with the applicable provisions of the Act. The net provisional income tax expense was comprised of a benefit of $15.7 million related to the provisional re-measurement of our U.S. deferred tax assets and liabilities at the reduced U.S. corporate tax rates, a provisional expense of $67.9 million for the transition tax on unremitted earnings from foreign subsidiaries, and a provisional benefit of $44.9 million for the partial reversal of existing deferred tax liabilities recorded for the estimated tax cost associated with unremitted foreign earnings not considered permanently reinvested.

During our fiscal 2019 third quarter, we completed our assessment of the accounting for the impact of Act, which included analysis based on related legislative updates that include final and proposal regulations, and technical interpretations of the Act. As a result, and consistent with SAB 118, during the three months ended February 28, 2019, we recorded an income tax benefit of $8.1 million, which was comprised of a $6.3 million benefit for the re-measurement of certain U.S. deferred tax assets and liabilities and a $1.8 million benefit resulting from the reduction of the transition tax on unremitted earnings from foreign subsidiaries. No other SAB 118 adjustments for the impact of the Act were recorded this fiscal year.

For the year ended May 31, 2019, the provision for income taxes is calculated in accordance with ASC 740, which requires the recognition of deferred income taxes using the asset and liability method.

Income before income taxes as shown in the Consolidated Statements of Income is summarized below for the periods indicated.

Year Ended May 31,	2019	2018	2017
(In thousands)
United States	$215,201	$228,976	$133,356
Foreign	124,644	188,072	110,977
Income Before Income Taxes	$339,845	$417,048	$244,333

Provision (benefit) for income taxes consists of the following for the periods indicated:
Year Ended May 31,	2019	2018	2017
(In thousands)
Current:
U.S. federal	$20,388	$27,206	$3,024
State and local	8,623	8,617	5,115
Foreign	37,713	52,658	27,474
Total Current	66,724	88,481	35,613
Deferred:
U.S. federal	15,298	(8,054)	15,553
State and local	1,414	4,832	1,928
Foreign	(11,278)	(7,468)	6,568
Total Deferred	5,434	(10,690)	24,049
Provision for Income Taxes	$72,158	$77,791	$59,662

RPM International Inc. and Subsidiaries     51

The significant components of deferred income tax assets and liabilities as of May 31, 2019 and 2018 were as follows:

(In thousands)	2019	2018
Deferred income tax assets related to:
Inventories	$8,970	$12,491
Allowance for losses	7,524	5,349
Accrued compensation and benefits	14,364	14,812
Accrued other expenses	17,036	14,427
Other long-term liabilities	15,947	15,921
Credit and net operating and capital loss carryforwards	63,395	52,687
Net unrealized loss on securities	12,391	10,236
Pension and other postretirement benefits	42,991	39,863
Total Deferred Income Tax Assets	182,618	165,786
Less: valuation allowances	(55,274)	(51,540)
Net Deferred Income Tax Assets	127,344	114,246
Deferred income tax (liabilities) related to:
Depreciation	(72,387)	(62,202)
Amortization of intangibles	(116,097)	(114,284)
Unremitted foreign earnings	(18,795)	(19,886)
Total Deferred Income Tax (Liabilities)	(207,279)	(196,372)
Deferred Income Tax Assets (Liabilities), Net	$(79,935)	$(82,126)

At May 31, 2019, we had U.S. capital loss carryforwards of approximately $47.0 million, of which $43.4 million will expire if not used by the end of our fiscal year 2022, with the balance expiring if unused by the end of our fiscal year 2024. Also, as of May 31, 2019, we had foreign tax credit carryforwards of $8.3 million, which expire in fiscal 2029. Additionally, as of May 31, 2019, we had approximately $2.4 million of tax benefits associated with state net operating loss carryforwards and state tax credit carryforwards of $2.4 million, both of which expire at various dates beginning in 2020. Also, as of May 31, 2019, we had foreign net operating loss carryforwards of approximately $182.8 million, of which approximately $27.1 million will expire at various dates beginning in 2020 and approximately $155.7 million that have an indefinite carryforward period. Additionally, as of May 31, 2019, we had foreign capital loss carryforwards of approximately $29.6 million that can be carried forward indefinitely.

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

Total valuation allowances of approximately $55.3 million and $51.5 million have been recorded as of May 31, 2019 and 2018, respectively. These recorded valuation allowances relate to foreign and U.S. capital losses, certain foreign net operating losses, net foreign deferred tax assets and foreign tax credit carryforwards. The year-over-year increase in valuation allowances are primarily attributable to unrealized and realized domestic capital losses, foreign tax credit carryforwards and certain foreign net operating loss carryforwards. Those increases were partially offset, primarily, as a result of translational foreign currency changes.

The following table reconciles income tax expense (benefit) computed by applying the U.S. statutory federal income tax rate against income (loss) before income taxes to the provision (benefit) for income taxes:

Year Ended May 31,	2019	2018	2017
(In thousands, except percentages)
Income tax expense at the U.S. statutory federal income tax rate	$71,367	$121,812	$85,517
Impact of foreign operations	(1,571)	(16,276)	(20,156)
State and local income taxes, net	7,224	9,520	4,734
Impact of global intangible low-taxed income	5,772
Domestic manufacturing deduction	-	(4,839)	(2,537)
Nondeductible business expense	2,259	2,473	2,394
Valuation allowance	7,021	(5,235)	933
Deferred tax liability for unremitted foreign earnings	-	(77,970)	(621)
Changes in unrecognized tax benefits	(8,480)
Other	1,195	737	1,476
Equity-based compensation	(4,496)	(4,652)	(12,078)
Transition tax liability	(1,868)	67,899	-
Remeasurement of U.S. deferred income taxes	(6,265)	(15,678)	-
Provision for Income Tax Expense	$72,158	$77,791	$59,662
Effective Income Tax Rate	21.2%	18.7%	24.4%

52    RPM International Inc. and Subsidiaries

Uncertain income tax positions are accounted for in accordance with ASC 740. The following table summarizes the activity related to unrecognized tax benefits:

(In millions)	2019	2018	2017
Balance at June 1	$14.1	$13.2	$13.7
Additions based on tax positions related to current year	0.1	5.1	0.2
Additions for tax positions of prior years	2.0	-	2.9
Reductions for tax positions of prior years	(7.9)	(4.5)	(3.2)
Foreign currency translation	(0.2)	0.3	(0.4)
Balance at May 31	$8.1	$14.1	$13.2

The total amount of unrecognized tax benefits that would impact the effective tax rate, if recognized, was $7.7 million at May 31, 2019, $13.6 million at May 31, 2018 and $4.6 million at May 31, 2017.

We recognize interest and penalties related to unrecognized tax benefits in income tax expense. At May 31, 2019, 2018 and 2017, the accrual for interest and penalties was $3.0 million, $2.8 million and $3.1 million, respectively. Unrecognized tax benefits, including interest and penalties, have been classified as other long-term liabilities unless expected to be paid in one year.

We file income tax returns in the U.S. and in various state, local and foreign jurisdictions. The Internal Revenue Service has substantially completed an examination of our 2015 and 2016 federal income tax returns and the statutory audit period has expired for all years through 2013. The 2015 and 2016 examinations have thus far resulted in an inconsequential reduction to our 2015 federal income tax liability and no changes to our 2016 federal income tax liability, and no further proposed adjustments are expected. Further, with limited exceptions, we are generally subject to state and local or non-U.S. income tax examinations by tax authorities for the fiscal years 2012 through 2018.

We are currently under examination, or have been notified of an upcoming tax examination, for various non-U.S. and domestic state and local jurisdictions. Although it is possible that certain tax examinations could be resolved during the next 12 months, the timing and outcomes are uncertain.

Our deferred tax liability for unremitted foreign earnings was adjusted to $19.9 million as of May 31, 2018. The $19.9 million deferred tax liability represented our estimate of the foreign tax cost associated with the remittance of $549.8 million of foreign earnings that were not considered to be permanently reinvested. As of May 31, 2019, the amount of these earnings has been reduced to approximately $413.3 million and the related deferred tax liability, which represents the estimated tax cost to repatriate these earnings, was adjusted to $18.8 million to reflect the impact of foreign exchange. The reduction to the earnings amounts no longer permanently reinvested is due principally to distributions made during this fiscal year, which were not subject to foreign withholding taxes.

We have not provided for U.S. income taxes or foreign withholding taxes on the remaining $1.1 billion of foreign unremitted earnings because such earnings have been retained and reinvested by the foreign subsidiaries as of May 31, 2019. Accordingly, no provision has been made for U.S. income taxes or foreign withholding taxes, which may become payable if the remaining unremitted earnings of foreign subsidiaries were distributed to the U.S. Due to the uncertainties and complexities involved in the various options for repatriation of foreign earnings, it is not practical to calculate the deferred taxes associated with the remaining foreign earnings.

NOTE I — COMMON STOCK

On January 8, 2008, we announced our authorization of a stock repurchase program under which we may repurchase shares of RPM International Inc. common stock at management’s discretion. As announced on November 28, 2018, our goal is to return $1.0 billion in capital to stockholders by May 31, 2021 through share repurchases. On April 16, 2019, after taking into account share repurchases under our existing stock repurchase program to date, our Board of Directors authorized the repurchase of the remaining $600.0 million in value of RPM International Inc. common stock by May 31, 2021. As a result, we may repurchase shares from time to time in the open market or in private transactions at various times and in amounts and for prices that our management deems appropriate, subject to insider trading rules and other securities law restrictions. The timing of our purchases will depend upon prevailing market conditions, alternative uses of capital and other factors. We may limit or terminate the repurchase program at any time. During the fiscal year ended May 31, 2019, we repurchased 3,286,907 shares of our common stock at a cost of approximately $200.2 million, or an average cost of $60.92 per share, under this program. During the fiscal years ended May 31, 2018 and 2017, we did not repurchase any shares of our common stock under this program.

NOTE J — STOCK-BASED COMPENSATION

Stock-based compensation represents the cost related to stock-based awards granted to our employees and directors; these awards include restricted stock, restricted stock units, performance stocks, performance stock units and SARs. We grant stock-based incentive awards to our employees and/or our directors under various share-based compensation plans. Plans that are active or provide for stock option grants or share-based payment awards include the Amended and Restated 2004 Omnibus Equity and Incentive Plan (the “2004 Omnibus Plan”) and the 2014 Omnibus Equity and Incentive Plan (the “2014 Omnibus Plan”), which includes provisions for grants of restricted stock, restricted stock units, performance stock, performance stock units and SARs. Other plans, which provide for restricted stock grants only, include the 2003 Restricted Stock Plan for Directors (the “2003 Plan”) and the 2007 Restricted Stock Plan (the “2007 Plan”).

We measure stock-based compensation cost at the date of grant, based on the estimated fair value of the award. We recognize the cost as expense on a straight-line basis (net of estimated forfeitures) over the related vesting period.

RPM International Inc. and Subsidiaries     53

The following table represents total stock-based compensation expense included in our Consolidated Statements of Income:

Year Ended May 31,	2019	2018	2017
(In thousands)
Stock-based compensation expense, included in SG&A	$31,154	$25,440	$32,541
Stock-based compensation expense, included in restructuring expense	4,283	2,136	-
Total stock-based compensation cost	35,437	27,576	32,541
Income tax (benefit)	(6,937)	(7,178)	(10,159)
Total stock-based compensation cost, net of tax	$28,500	$20,398	$22,382

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

The following is a summary of our weighted-average assumptions related to SARs grants made during the last three fiscal years:

Year Ended May 31,	2019	2018	2017
Risk-free interest rate	2.9%	2.2%	1.5%
Expected life of option	6.5 yrs	7.0 yrs	7.0 yrs
Expected dividend yield	2.1%	2.2%	2.2%
Expected volatility rate	25.2%	26.2%	25.7%

The 2014 Omnibus Plan was approved by our stockholders on October 9, 2014. The 2014 Omnibus Plan provides us with the flexibility to grant a wide variety of stock and stock-based awards, as well as dollar-denominated performance-based awards, and is intended to be the primary stock-based award program for covered employees. This plan replaces the 2004 Omnibus Plan, which expired under its own terms on October 7, 2014. A wide variety of stock and stock-based awards, as well as dollar-denominated performance-based awards, may be granted under these plans. SARs are issued at fair value at the date of grant, have up to ten-year terms and have graded-vesting terms over four years. Compensation cost for these awards is recognized on a straight-line basis over the related vesting period. Currently all SARs outstanding are to be settled with stock. As of May 31, 2019, there were 3,097,500 SARs outstanding.

The following table summarizes option and share-based payment activity (including SARs) under these plans during the fiscal year ended May 31, 2019:

	2019
Share-Based Payments	Weighted Average Exercise Price	Number of Shares Under Option
(Shares in thousands)
Balance at June 1, 2018	$ 43.36	3,207
Options granted	60.01	480
Options exercised	40.74	(590)

Balance at May 31, 2019	46.44	3,097

Exercisable at May 31, 2019	$ 41.87	2,085

SARs	2019	2018	2017
(In millions, except per share amounts)
Weighted-average grant-date fair value per SAR	$ 14.08	$ 12.90	$ 10.90
Intrinsic value of options exercised	$ 9.29	$ 11.10	$ 26.50
Tax benefit from options exercised	$ 3.21	$ 3.40	$ 9.70
Fair value of SARS vested	$ 9.30	$ 6.50	$ 4.60

At May 31, 2019, the aggregate intrinsic value and weighted-average remaining contractual life of options outstanding was $25.9 million and 5.66 years, respectively, while the aggregate intrinsic value and weighted-average remaining contractual life of options exercisable was $24.9 million and 4.4 years, respectively.

At May 31, 2019, the total unamortized stock-based compensation expense related to SARs that were previously granted was $8.6 million, which is expected to be recognized over 2.52 years. We anticipate that approximately 3.1 million shares at a weighted-average exercise price of $46.38 and a weighted-average remaining contractual term of 5.6 years will ultimately vest under these plans.

54    RPM International Inc. and Subsidiaries

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

The following table summarizes the share-based performance-earned restricted stock (“PERS”) and performance stock units (“PSUs”) activity during the fiscal year ended May 31, 2019:

	Weighted-Average Grant-Date
(Shares in thousands)	Fair Value	2019
Balance at June 1, 2018	$48.97	1,047
Shares granted	60.36	440
Shares forfeited	57.99	(34)
Shares vested	48.65	(624)

Balance at May 31, 2019	$54.90	829

The weighted-average grant-date fair value was $60.36, $52.26 and $50.84 for the fiscal years ended May 31, 2019, 2018 and 2017, respectively. The restricted stock and performance stock cliff vest after three years. Nonvested restricted shares of common stock under the 2004 and 2014 Omnibus Plans are eligible for dividend payments, while performance stock units are not eligible for dividend payments. At May 31, 2019, remaining unamortized deferred compensation expense for performance-earned restricted stock totaled $11.7 million, all of which is associated with the 2014 Plan. The remaining amount is being amortized over the applicable vesting period for each participant.

On July 31, 2015, our Compensation Committee approved contingent awards of PCRS, (the “2015 PCRS”), for certain executives. During July 2015, 329,000 shares were granted at a weighted-average grant-date price of $46.87. The awards were contingent upon the level of attainment of performance goals for the three-year performance period from June 1, 2015 ending May 31, 2018. Vesting of 67% of the 2015 PCRS related to an increase in EBIT for the period, and vesting of the remaining 33% related to an increase in EBIT margin for the period. Compensation cost for these awards was recognized on a straight-line basis over the related performance period, with consideration given to the probability of attaining the performance goals. Although there were 301,000 2015 PCRS shares outstanding as of May 31, 2018, the contingent performance goals were not met and, therefore, these awards did not vest and were cancelled in fiscal 2019.

On October 3, 2018, our Compensation Committee granted in the aggregate 192,000 Performance Stock Units (the “2018 PSUs”) to certain executives at a weighted-average grant-date price of $60.50 per PSU. The awards are contingent upon the level of attainment of performance goals for the three-year performance period from June 1, 2018 ending May 31, 2021. Vesting of 50% of the 2018 PSUs relates to compounded annualized growth rates in adjusted revenue for the period, and the vesting of the remaining 50% relates to an increase in EBIT margin, measured at the end of the three-year performance period. The number of PSUs that may vest with respect to the achievement of the performance goals may range from 0% to 200% of the PSUs granted under this program. Compensation cost for these awards has been recognized on a straight-line basis over the related performance period, with consideration given to the probability of attaining the performance goals. As of May 31, 2019, there were 166,000 2018 PSUs outstanding and $5.6 million unamortized stock-based compensation, which is expected to be recognized over a weighted average period of 2.0 years.

The 2003 Plan was approved on October 10, 2003 by our stockholders, and was established primarily for the purpose of recruiting and retaining directors, and to align the interests of directors with the interests of our stockholders. Only directors who are not our employees are eligible to participate. Under the 2003 Plan, up to 500,000 shares of our common stock may be awarded, with awards cliff vesting over a three-year period. The following table summarizes the share-based activity under the 2003 Plan during fiscal 2019:

(Shares in thousands)	Weighted-Average Grant-Date Fair Value	2019
Balance at June 1, 2018	$48.56	67
Shares granted to directors	60.50	23
Shares vested	47.21	(35)

Balance at May 31, 2019	$54.56	55

The weighted-average grant-date fair value was $60.50, $51.63 and $50.61 for the fiscal years ended May 31, 2019, 2018 and 2017, respectively. Unamortized deferred compensation expense relating to restricted stock grants for directors of $1.4 million at May 31, 2019, is being amortized over the applicable remaining vesting period for each director. Nonvested restricted shares of common stock under the 2003 Plan are eligible for dividend payments. As of May 31, 2019, there were 30,300 shares available for future grant.

During fiscal 2019, a total of 38,946 shares were awarded under the 2014 Omnibus Plan to certain employees as supplemental retirement benefits, generally subject to forfeiture. The shares vest upon the latter of attainment of age 55 and the fifth anniversary of the May 31st immediately preceding the date of the grant. The following table sets forth such awards for the year ended May 31, 2019:

(Shares in thousands)	Weighted-Average Grant-Date Fair Value	2019
Balance at June 1, 2018	$26.42	702
Shares granted	60.01	39
Shares forfeited	-	-
Shares exercised	26.12	(309)

Balance at May 31, 2019	$31.73	432

The weighted-average grant-date fair value was $60.01, $55.19 and $50.99 for the fiscal years ended May 31, 2019, 2018 and 2017, respectively. As of May 31, 2019, no shares remain available for future grant under the 2007 Plan, and future issuances of shares as supplemental retirement benefits are made under the 2014 Omnibus Plan. At May 31, 2019, unamortized stock-based compensation expense of $1.2 million, $0.07 million and $2.1 million relating to the 2007 Plan, the Restricted Stock Units and the 2014 Omnibus Plan, respectively, are being amortized over the applicable vesting period associated with each participant.

RPM International Inc. and Subsidiaries     55

The following table summarizes the activity for all nonvested restricted shares during the year ended May 31, 2019:

(Shares in thousands)	Weighted-Average Grant-Date Fair Value	Number of Shares
Balance at June 1, 2018	$45.85	1,755
Granted	60.34	503
Vested	45.44	(833)
Forfeited	47.98	(334)
Balance at May 31, 2019	$52.35	1,091

The remaining weighted-average contractual term of nonvested restricted shares at May 31, 2019 is the same as the period over which the remaining cost of the awards will be recognized, which is approximately 2.24 years. The fair value of the nonvested restricted share awards have been calculated using the market value of the shares on the date of issuance. For the years ended May 31, 2019, 2018 and 2017, the weighted-average grant-date fair value for restricted share grants was $60.34, $52.62 and $50.84, respectively. The total fair value of shares that vested during the years ended May 31, 2019, 2018 and 2017 was $37.8 million, $29.9 million and $20.3 million, respectively. We anticipate that approximately 1.09 million shares at a weighted-average grant-date fair value of $52.35 and a weighted-average remaining contractual term of 2.24 years will ultimately vest, based upon the unique terms and participants of each plan. Approximately 832,717 shares of restricted stock were vested at May 31, 2019, with 360,762 restricted shares vested as of May 31, 2018. The total intrinsic value of restricted shares converted during the years ended May 31, 2019, 2018 and 2017 was $58.1 million, $7.6 million and $9.0 million, respectively.

Total unrecognized compensation cost related to all nonvested awards of restricted shares of common stock was $24.7 million as of May 31, 2019. That cost is expected to be recognized over a weighted-average period of 2.24 years. We did not receive any cash from employees as a result of employee vesting and release of restricted shares for the year ended May 31, 2019.

NOTE K — ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) consists of the following components:

(In thousands)	Foreign Currency Translation Adjustments	Pension And Other Postretirement Benefit Liability Adjustments, Net of Tax	Unrealized Gain (Loss) On Derivatives, Net of Tax	Unrealized Gain (Loss) On Securities, Net of Tax	Total
Balance at June 1, 2016	$(291,233)	$(208,206)	$-	$(2,608)	$(502,047)
Reclassification adjustments for gains included in net income, net of taxes of $401			-	(1,847)	(1,847)
Other comprehensive income	(20,358)	66,264	16	7,849	53,771
Deferred taxes	3,176	(24,782)	-	(2,257)	(23,863)
Balance at May 31, 2017	(308,415)	(166,724)	16	1,137	(473,986)
Reclassification adjustments for gains included in net income, net of taxes of $591			-	(1,244)	(1,244)
Other comprehensive income	10,989	11,375	(359)	(2,050)	19,955
Deferred taxes	(2,587)	(2,146)	212	748	(3,773)
Balance at May 31, 2018	(300,013)	(157,495)	(131)	(1,409)	(459,048)
Reclassification adjustments for losses included in net income, net of taxes of $151				1,777	1,777
Other comprehensive income	(73,660)	(70,785)	4,713	307	(139,425)
Deferred taxes	3,178	16,635	(203)	(542)	19,068

Balance at May 31, 2019	$(370,495)	$(211,645)	$4,379	$133	$(577,628)

56    RPM International Inc. and Subsidiaries

NOTE L — EARNINGS PER SHARE

The following table sets forth the reconciliation of the numerator and denominator of basic and diluted earnings per share for the years ended May 31, 2019, 2018 and 2017:

Year Ended May 31,	2019	2018	2017
(In thousands, except per share amounts)
Numerator for earnings per share:
Net income attributable to RPM International Inc. stockholders	$266,558	$337,770	$181,823
Less: Allocation of earnings and dividends to participating securities	(1,514)	(3,858)	(2,795)
Net income available to common shareholders - basic	265,044	333,912	179,028
Add: Undistributed earnings reallocated to unvested shareholders			2
Reverse: Allocation of earnings and dividends to participating securities	1,514	3,858
Add: Income effect of contingently issuable shares	3,655	5,673	5,457
Net income available to common shareholders - diluted	$270,213	$343,443	$184,487
Denominator for basic and diluted earnings per share:
Basic weighted average common shares (1)	130,552	131,179	130,662
Average diluted options	1,838	2,064	598
Net issuable common share equivalents (2)	1,943	3,928	3,905
Total shares for diluted earnings per share (1), (3)	134,333	137,171	135,165
Earnings Per Share of Common Stock Attributable to RPM International Inc. Stockholders:
Basic Earnings Per Share of Common Stock	$2.03	$2.55	$1.37
Diluted Earnings Per Share of Common Stock	$2.01	$2.50	$1.36
(1)

For the year ended May 31, 2019 and 2018, basic and diluted earnings per share are calculated under the two-class method and the treasury method, respectively, as those methods resulted in the most dilutive earnings per share. For the year ended May 31, 2017, basic and diluted earnings per share are calculated using the two-class method.

(2)

Represents the number of shares that would be issued if our contingently convertible notes had been converted. We included these shares in the calculation of diluted EPS as the conversion of the notes were eligible to be settled, at our election, in cash, shares of our common stock, or a combination of cash and shares of our common stock. On November 27, 2018, we redeemed all of our 2.25% convertible senior notes due 2020, primarily for cash, but also issued 598,601 shares of our common stock in the transaction.

(3)

For the years ended May 31, 2019, 2018 and 2017, approximately 862,500, 799,362 and 606,048 shares of stock, respectively, granted under stock-based compensation plans were excluded from the calculation of diluted EPS, as the effect would have been anti-dilutive.

NOTE M — LEASES

We lease certain property, plant and equipment under long-term operating lease agreements, some of which provide for increased rental payments based upon increases in the cost-of-living index. The following table illustrates our future minimum lease commitments under all non-cancelable lease agreements, for each of the next five years and in the aggregate, as of May 31, 2019:

May 31,
(In thousands)
2020	$59,163
2021	49,731
2022	40,339
2023	32,798
2024	27,716
Thereafter	119,607
Total Minimum Lease Commitments	$329,354

Total rental expense for all operating leases amounted to $64.9 million, $64.3 million and $61.3 million for the fiscal years ended May 31, 2019, 2018 and 2017, respectively.

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

The Retirement Plan provides benefits that are based upon years of service and average compensation with accrued benefits vesting after five years. Benefits for union employees are generally based upon years of service, or a combination of years of service and average compensation. Our pension funding policy considers contributions in an amount on an annual basis that can be deducted for federal income tax purposes, using a different actuarial cost method and different assumptions from those used for financial reporting. For the fiscal year ending May 31, 2020, we expect to contribute approximately $0.9 million to the retirement plans in the U.S. and approximately $6.4 million to our foreign plans. During February 2019, we contributed an additional $56.5 million to the RPM International Inc. Retirement Plan in the U.S. than what had been planned at the beginning of the fiscal year.

RPM International Inc. and Subsidiaries     57

Net periodic pension cost consisted of the following for the year ended May 31:

	U.S. Plans			Non-U.S. Plans
(In thousands)	2019	2018	2017	2019	2018	2017
Service cost	$37,528	$37,859	$37,603	$4,693	$4,620	$4,070
Interest cost	21,987	17,518	17,323	5,420	5,025	4,614
Expected return on plan assets	(33,867)	(32,342)	(25,007)	(7,907)	(8,270)	(7,109)
Amortization of:
Prior service cost	118	117	217	(30)	(31)	(24)
Net actuarial losses recognized	13,087	14,470	22,160	1,229	1,758	2,150
Curtailment/settlement losses				89	128	904
Net Pension Cost	$38,853	$37,622	$52,296	$3,494	$3,230	$4,605

The changes in benefit obligations and plan assets, as well as the funded status of our pension plans at May 31, 2019 and 2018, were as follows:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2019	2018	2019	2018
Benefit obligation at beginning of year	$617,255	$591,948	$194,149	$195,884
Service cost	37,528	37,859	4,693	4,620
Interest cost	21,987	17,518	5,420	5,025
Benefits paid	(45,917)	(34,368)	(7,488)	(6,545)
Participant contributions			1,003	980
Plan amendments	11		(33)	(61)
Plan settlements/curtailments			(607)	(2,984)
Actuarial (gains)/losses	29,413	4,298	17,286	(9,523)
Premiums paid			(97)	(106)
Currency exchange rate changes			(8,359)	6,859
Benefit Obligation at End of Year	$660,277	$617,255	$205,967	$194,149
Fair value of plan assets at beginning of year	$487,233	$437,481	$188,960	$179,928
Actual return on plan assets	(2,272)	30,291	6,737	3,166
Employer contributions	57,821	53,829	6,770	7,460
Participant contributions			1,003	980
Benefits paid	(45,917)	(34,368)	(7,488)	(6,545)
Premiums paid			(97)	(106)
Plan settlements/curtailments			(580)	(2,267)
Currency exchange rate changes			(8,193)	6,344
Fair Value of Plan Assets at End of Year	$496,865	$487,233	$187,112	$188,960
(Deficit) of plan assets versus benefit obligations at end of year	$(163,412)	$(130,022)	$(18,855)	$(5,189)
Net Amount Recognized	$(163,412)	$(130,022)	$(18,855)	$(5,189)
Accumulated Benefit Obligation	$553,392	$510,984	$192,533	$181,462

The fair value of the assets held by our pension plans has increased at May 31, 2019 since our previous measurement date at May 31, 2018, due primarily to our plan contributions. Total plan liabilities have increased due to increased benefit accruals and a decrease in the discount rate used to value the liability. We have increased our recorded liability for the net underfunded status of our pension plans. Due to lower discount rates, we expect pension expense in fiscal 2020 to be higher when compared to our fiscal 2019 expense level. Any future declines in the value of our pension plan assets or increases in our plan liabilities could require us to increase our recorded liability for the net underfunded status of our pension plans and could also require accelerated and higher cash contributions to our pension plans.

Amounts recognized in the Consolidated Balance Sheets for the years ended May 31, 2019 and 2018 are as follows:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2019	2018	2019	2018
Noncurrent assets	$-	$-	$9,047	$10,483
Current liabilities	(8)	(7)	(435)	(421)
Noncurrent liabilities	(163,404)	(130,015)	(27,467)	(15,251)
Net Amount Recognized	$(163,412)	$(130,022)	$(18,855)	$(5,189)

58    RPM International Inc. and Subsidiaries

The following table summarizes the relationship between our plans’ benefit obligations and assets:

	U.S. Plans
	2019		2018
(In thousands)	Benefit Obligation	Plan Assets	Benefit Obligation	Plan Assets
Plans with projected benefit obligations in excess of plan assets	$660,277	$496,865	$617,255	$487,233
Plans with accumulated benefit obligations in excess of plan assets	553,392	496,865	510,984	487,233
Plans with assets in excess of projected benefit obligations	-	-	-	-
Plans with assets in excess of accumulated benefit obligations	-	-	-	-

	Non-U.S. Plans
	2019		2018
(In thousands)	Benefit Obligation	Plan Assets	Benefit Obligation	Plan Assets
Plans with projected benefit obligations in excess of plan assets	$162,824	$134,921	$152,533	$136,861
Plans with accumulated benefit obligations in excess of plan assets	149,390	134,921	43,054	29,855
Plans with assets in excess of projected benefit obligations	43,143	52,191	41,616	52,099
Plans with assets in excess of accumulated benefit obligations	43,143	52,191	138,408	159,105
The following table presents the pretax net actuarial loss and prior service (costs) recognized in accumulated other comprehensive income (loss) not affecting retained earnings:
	U.S. Plans		Non-U.S. Plans
(In thousands)	2019	2018	2019	2018
Net actuarial loss	$(250,286)	$(197,821)	$(51,184)	$(35,668)
Prior service (costs) credits	(28)	(135)	224	224
Total recognized in accumulated other comprehensive income not affecting retained earnings	$(250,314)	$(197,956)	$(50,960)	$(35,444)

The following table includes the changes recognized in other comprehensive income:
	U.S. Plans		Non-U.S. Plans
(In thousands)	2019	2018	2019	2018
Changes in plan assets and benefit obligations recognized in other comprehensive income:
Prior service cost	$11	$-	$(33)	$(61)
Net loss (gain) arising during the year	65,552	6,349	18,456	(5,098)
Effect of exchange rates on amounts included in AOCI			(1,593)	1,517
Amounts recognized as a component of net periodic benefit cost:
Amortization or curtailment recognition of prior service (cost) benefit	(118)	(117)	30	18
Amortization or settlement recognition of net (loss)	(13,087)	(14,470)	(1,345)	(1,912)
Total recognized in other comprehensive loss (income)	$52,358	$(8,238)	$15,515	$(5,536)

The following table presents the amounts in accumulated other comprehensive income (loss) as of May 31, 2019 that have not yet been recognized in net periodic pension cost, but are expected to be recognized in our Consolidated Statements of Income during the fiscal year ending May 31, 2020:

(In thousands)	U.S. Plans	Non-U.S. Plans
Net actuarial loss	$(17,973)	$ (2,091)
Prior service (cost) credit	$(8)	$ 35

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

RPM International Inc. and Subsidiaries     59

The following weighted-average assumptions were used to determine our year-end benefit obligations and net periodic pension cost under the plans:

	U.S. Plans		Non-U.S. Plans
Year-End Benefit Obligations	2019	2018	2019	2018
Discount rate	3.64%	4.12%	2.61%	3.09%
Rate of compensation increase	3.80%	3.80%	2.86%	2.85%

	U.S. Plans			Non-U.S. Plans
Net Periodic Pension Cost	2019	2018	2017	2019	2018	2017
Discount rate	4.12%	3.81%	3.85%	3.09%	2.79%	3.13%
Expected return on plan assets	7.40%	7.89%	7.89%	4.30%	4.37%	4.50%
Rate of compensation increase	3.80%	3.80%	3.80%	2.85%	3.00%	2.81%

The following tables illustrate the weighted-average actual and target allocation of plan assets:

	U.S. Plans
	Target Allocation	Actual Asset Allocation
(Dollars in millions)	as of May 31, 2019	2019	2018
Equity securities	55%	$295.1	$309.3
Fixed income securities	25%	83.8	76.5
Multi-class	20%	78.1	72.8
Cash (1)		39.7	28.4
Other		0.2	0.2
Total assets	100%	$496.9	$487.2

	Non-U.S. Plans
	Target Allocation	Actual Asset Allocation
(Dollars in millions)	as of May 31, 2019	2019	2018
Equity securities	41%	$79.9	$90.0
Fixed income securities	42%	79.3	70.2
Cash		0.1	0.5
Property and other	17%	27.8	28.3
Total assets	100%	$187.1	$189.0

(1)

The larger than target cash position at May 31, 2019 results from our February 2019 contribution to the RPM International Inc. Retirement Plan because of our plans to invest the February contribution over a period of time, due to dollar cost averaging.

The following tables present our pension plan assets as categorized using the fair value hierarchy at May 31, 2019 and 2018:

	U.S. Plans
(In thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at May 31, 2019
U.S. Treasury and other government	$-	$13,854	$-	$13,854
State and municipal bonds		386		386
Foreign bonds		1,031		1,031
Mortgage-backed securities		20,075		20,075
Corporate bonds		26,204		26,204
Stocks - mid cap	13,392			13,392
Stocks - small cap	15,720			15,720
Mutual funds - equity		265,969		265,969
Mutual funds - multi-class		78,143		78,143
Mutual funds - fixed		22,215		22,215
Cash and cash equivalents	39,704			39,704
Limited partnerships			172	172
Total	$68,816	$427,877	$172	$496,865

60    RPM International Inc. and Subsidiaries

	Non-U.S. Plans
(In thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at May 31, 2019
Pooled equities	$-	$78,733	$-	$78,733
Pooled fixed income		79,061		79,061
Foreign bonds		227		227
Insurance contracts			27,843	27,843
Mutual funds		1,125		1,125
Cash and cash equivalents	123			123
Total	$123	$159,146	$27,843	$187,112

	U.S. Plans
(In thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at May 31, 2018
U.S. Treasury and other government	$-	$10,197	$-	$10,197
State and municipal bonds		605		605
Foreign bonds		1,748		1,748
Mortgage-backed securities		26,081		26,081
Corporate bonds		17,413		17,413
Stocks - large cap	1,927			1,927
Stocks - mid cap	11,748			11,748
Stocks - small cap	18,419			18,419
Stocks - international	3,333			3,333
Mutual funds - equity		273,893		273,893
Mutual funds - multi-class		72,802		72,802
Mutual funds - fixed		20,516		20,516
Cash and cash equivalents	28,371			28,371
Limited partnerships			180	180
Total	$63,798	$423,255	$180	$487,233

	Non-U.S. Plans
(In thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at May 31, 2018
Pooled equities	$-	$88,540	$-	$88,540
Pooled fixed income		70,180		70,180
Foreign bonds		182		182
Insurance contracts			28,268	28,268
Mutual funds		1,334		1,334
Cash and cash equivalents	456			456
Total	$456	$160,236	$28,268	$188,960

The following table includes the activity that occurred during the years ended May 31, 2019 and 2018 for our Level 3 assets:

		Actual Return on Plan Assets For:
(In thousands)	Balance at Beginning of Period	Assets Still Held at Reporting Date	Assets Sold During Year	Purchases, Sales and Settlements, net (1)	Balance at End of Period
Year ended May 31, 2019	$ 28,448	1,228		(1,661)	$28,015
Year ended May 31, 2018	30,387	(65)	-	(1,874)	28,448

(1)	Includes the impact of exchange rate changes during the year.

The primary objective for the investments of the Retirement Plan is to provide for long-term growth of capital without undue exposure to risk. This objective is accomplished by utilizing a strategy of equities, fixed-income securities and cash equivalents in a mix that is conducive to participation in a rising market, while allowing for adequate protection in a falling market. Our Investment Committee oversees the investment allocation process, which includes the selection and evaluation of investment managers, the determination of investment objectives and risk guidelines, and the monitoring of actual investment performance. In order to manage investment risk properly, Plan policy prohibits short selling, securities lending, financial futures, options and other specialized investments, except for certain alternative investments specifically approved by the Investment Committee. The Investment Committee reviews, on a quarterly basis, reports of actual Plan investment performance provided by independent third parties, in addition to its review of the Plan investment policy on an annual basis. The investment objectives are similar for our plans outside of the U.S., subject to local regulations.

RPM International Inc. and Subsidiaries     61

The goals of the investment strategy for pension assets include: the total return of the funds shall, over an extended period of time, surpass an index composed of the MSCI World Stock Index (equity), the Barclays Aggregate Bond Index (fixed income), and 30-day Treasury Bills (cash), weighted appropriately to match the asset allocation of the plans. The equity portion of the funds shall surpass the MSCI World Stock Index over a full market cycle, while the fixed-income portion shall surpass Barclays Aggregate Bond Index over a full market cycle. The purpose of the core fixed-income fund is to increase return in the form of cash flow, provide a hedge against inflation and to reduce the volatility of the fund overall. Therefore, the primary objective of the core fixed-income portion is to match the Barclays Aggregate Bond Index. The purpose of including opportunistic fixed-income assets such as, but not limited to, global and high-yield securities in the portfolio is to enhance the overall risk-return characteristics of the Fund.

In addition to the defined benefit pension plans discussed above, we also sponsor employee savings plans under Section 401(k) of the Internal Revenue Code, which cover most of our employees in the U.S. We record expense for defined contribution plans for any employer-matching contributions made in conjunction with services rendered by employees. The majority of our plans provide for matching contributions made in conjunction with services rendered by employees. Matching contributions are invested in the same manner that the participants invest their own contributions. Matching contributions charged to income were $19.4 million, $18.7 million and $17.4 million for the years ending May 31, 2019, 2018 and 2017, respectively.

We expect to pay the following estimated pension benefit payments in the next five years (in millions): $60.7 in 2020, $57.3 in 2021, $62.3 in 2022, $62.8 in 2023 and $62.1 in 2024. In the five years thereafter (2025-2029), we expect to pay $320.0 million.

NOTE O — POSTRETIREMENT BENEFITS

We sponsor several unfunded-healthcare-benefit plans for certain of our retired employees, as well as postretirement life insurance for certain key former employees. Eligibility for these benefits is based upon various requirements. The following table illustrates the effect on operations of these plans for the three years ended May 31, 2019:

	U.S. Plans			Non-U.S. Plans
(In thousands)	2019	2018	2017	2019	2018	2017
Service cost - benefits earned during the period	$-	$-	$-	$1,507	$1,307	$1,097
Interest cost on the accumulated obligation	192	173	229	1,122	939	854
Amortization of:
Prior service (credit)	(219)	(220)	(235)
Net actuarial (gains) losses	(26)	24		442	332	230
Net Postretirement Benefit (Income) Cost	$(53)	$(23)	$(6)	$3,071	$2,578	$2,181

The changes in benefit obligations of the plans at May 31, 2019 and 2018 were as follows:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2019	2018	2019	2018
Accumulated postretirement benefit obligation at beginning of year	$5,368	$5,892	$33,281	$27,868
Service cost			1,507	1,307
Interest cost	192	173	1,122	939
Benefit payments	(287)	(297)	(664)	(604)
Actuarial (gains) losses	(283)	(400)	3,801	2,638
Currency exchange rate changes			(1,384)	1,133
Accumulated and accrued postretirement benefit obligation at end of year	$4,990	$5,368	$37,663	$33,281

In determining the postretirement benefit amounts outlined above, measurement dates as of May 31 for each period were applied.

62    RPM International Inc. and Subsidiaries

Amounts recognized in the Consolidated Balance Sheets for the years ended May 31, 2019 and 2018 are as follows:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2019	2018	2019	2018
Current liabilities	$(423)	$(427)	$(741)	$(696)
Noncurrent liabilities	(4,567)	(4,941)	(36,922)	(32,585)
Net Amount Recognized	$(4,990)	$(5,368)	$(37,663)	$(33,281)
The following table presents the pretax net actuarial gain (loss) and prior service credits recognized in accumulated other comprehensive income (loss) not affecting retained earnings:
	U.S. Plans		Non-U.S. Plans
(In thousands)	2019	2018	2019	2018
Net actuarial gain (loss)	$381	$124	$(12,891)	$(9,951)
Prior service credits	667	887
Total recognized in accumulated other comprehensive income not affecting retained earnings	$1,048	$1,011	$(12,891)	$(9,951)
The following table includes the changes recognized in other comprehensive income:
	U.S. Plans		Non-U.S. Plans
(In thousands)	2019	2018	2019	2018
Changes in plan assets and benefit obligations recognized in other comprehensive income:
Prior service cost	$-	$-	$-	$-
Net loss (gain) arising during the year	(283)	(400)	3,801	2,638
Effect of exchange rates on amounts included in AOCI			(419)	291
Amounts recognized as a component of net periodic benefit cost:
Amortization or curtailment recognition of prior service credit (cost)	219	220
Amortization or settlement recognition of net gain (loss)	26	(24)	(442)	(332)
Total recognized in other comprehensive loss (income)	$(38)	$(204)	$2,940	$2,597
The following weighted-average assumptions were used to determine our year-end benefit obligations and net periodic postretirement benefit costs under the plans:
	U.S. Plans		Non-U.S. Plans
Year-End Benefit Obligations	2019	2018	2019	2018
Discount rate	3.44%	4.03%	3.22%	3.70%
Current healthcare cost trend rate	7.29%	7.86%	5.77%	6.02%
Ultimate healthcare cost trend rate	4.36%	4.36%	3.70%	4.20%
Year ultimate healthcare cost trend rate will be realized	2037	2037	2040	2032

	U.S. Plans			Non-U.S. Plans
Net Periodic Postretirement Cost	2019	2018	2017	2019	2018	2017
Discount rate	4.03%	3.61%	3.76%	3.70%	3.61%	3.92%
Healthcare cost trend rate	7.86%	14.75%	10.37%	6.02%	5.85%	5.98%
Ultimate healthcare cost trend rate	4.36%	4.36%	4.36%	4.20%	4.20%	4.20%
Year ultimate healthcare cost trend rate will be realized	2037	2037	2037	2032	2030	2030

RPM International Inc. and Subsidiaries     63

We utilize a sensitivity analysis to measure the potential impact of changes in our healthcare cost trend rate on our Consolidated Financial Statements. Increasing or decreasing current healthcare cost trend rates by 1% would affect our accumulated postretirement benefit obligation and net postretirement expense by the following amounts for the years ended May 31, 2019 and 2018:

	U.S. Plans		Non-U.S. Plans
(In thousands)	2019	2018	2019	2018
1% Increase in Healthcare Cost Trend Rate
Accumulated benefit obligation	$124	$185	$8,300	$6,978
Postretirement cost	7	7	731	673
1% Decrease in Healthcare Cost Trend Rate
Accumulated benefit obligation	$(112)	$(163)	$(6,390)	$(5,391)
Postretirement cost	(6)	(6)	(539)	(493)

We expect to pay approximately $1.2 million to $1.5 million in estimated postretirement benefits in each of the next five years. In the five years thereafter (2025-2029), we expect to pay a cumulative total of $9.0 million.

NOTE P — CONTINGENCIES AND OTHER ACCRUED LOSSES

Accrued loss reserves consist of the following:

May 31,	2019	2018
(In thousands)
Accrued product liability reserves	$11,739	$12,900
Accrued warranty reserves	7,013	8,088
Accrued environmental reserves	1,147	1,144
Total Accrued Loss Reserves - Current	$19,899	$22,132
Accrued product liability reserves - noncurrent	$29,942	$29,902
Accrued warranty liability - noncurrent	3,401	3,633
Accrued environmental reserves - noncurrent	4,211	3,571
Total Accrued Loss Reserves - Noncurrent	$37,554	$37,106

We provide, through our wholly owned insurance subsidiaries, certain insurance coverage, primarily product liability coverage, to our other subsidiaries. Excess coverage is provided by third-party insurers. Our product liability accruals provide for these potential losses, as well as other uninsured claims. Product liability accruals are established based upon actuarial calculations of potential liability using industry experience, actual historical experience and actuarial assumptions developed for similar types of product liability claims, including development factors and lag times. To the extent there is a reasonable possibility that potential losses could exceed the amounts already accrued, we believe that the amount of any such additional loss would be immaterial to our results of operations, liquidity and consolidated financial position.

We also offer warranties on many of our products, as well as long-term warranty programs at certain of our businesses, and have established product warranty liabilities. We review these liabilities for adequacy on a quarterly basis and adjust them as necessary. The primary factors that could affect these liabilities may include changes in performance rates, as well as costs of replacement. Provision for estimated warranty costs is recorded at the time of sale and periodically adjusted, as required, to reflect actual experience. It is probable that we will incur future losses related to warranty claims we have received but that have not been fully investigated and related to claims not yet received. While our warranty liabilities represent our best estimates at May 31, 2019, we can provide no assurances that we will not experience material claims in the future or that we will not incur significant costs to resolve such claims beyond the amounts accrued or beyond what we may recover from our suppliers. Product warranty expense is recorded within selling, general and administrative expense.

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

The following table includes the changes in our accrued warranty balances:

Year Ended May 31,	2019	2018	2017
(In thousands)
Beginning Balance	$11,721	$19,149	$13,314
Deductions (1)	(22,262)	(26,199)	(18,269)
Provision charged to SG&A expense	20,955	17,924	23,862
Acquisitions		847	242
Ending Balance	$10,414	$11,721	$19,149

(1)	Primarily claims paid during the year.

64    RPM International Inc. and Subsidiaries

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

In connection with the foregoing, on September 9, 2016, the SEC filed an enforcement action against us and our General Counsel. We have cooperated with the SEC’s investigation and believe the allegations in the complaint mischaracterize both our and our General Counsel’s actions in connection with the matters related to our quarterly results in fiscal 2013 and are without merit. Both we and our General Counsel filed motions to dismiss the complaint on February 24, 2017. Those motions to dismiss the complaint were denied by the Court on September 29, 2017. We and our General Counsel filed answers to the complaint on October 16, 2017. Formal discovery commenced in January 2018, and closed as of June 3, 2019, other than one remaining discovery dispute. The parties engaged in written discovery, and several fact witnesses were deposed. The dispositive motion briefing schedule was vacated by the Court on July 2, 2019, due to the remaining discovery dispute, and will be reset once this dispute is fully resolved. We intend to continue to contest the allegations in the complaint vigorously.

Also in connection with the foregoing, a stockholder derivative action was filed in the United States District Court, Northern District of Ohio, Eastern Division, against certain of our directors and officers. The court has stayed this stockholder derivative action pending the completion of the SEC enforcement action.

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

With respect to a previously disclosed case pending against one of our subsidiaries in which both trade secret and trademark infringement had been alleged, during fiscal 2019, we agreed to settle the case for $6.5 million.

NOTE Q — REVENUE

We operate a portfolio of businesses and product lines that manufacture and sell a variety of specialty paints, protective coatings and roofing systems, sealants and adhesives. We disaggregate revenues from the sales of our products and services based upon geographical location by each of our reportable segments, which are aligned by similar economic factors, trends and customers, which best depict the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. See Note R, “Segment Information,” for further details regarding our disaggregated revenues, as well as a description of each of the unique revenue streams related to each of our three reportable segments.

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. The majority of our revenue is recognized at a point in time. However, we also record revenues generated under construction contracts, mainly in connection with the installation of specialized roofing and flooring systems and related services. For certain polymer flooring installation projects, we account for our revenue using the output method, as we consider square footage of completed flooring to be the best measure of progress toward the complete satisfaction of the performance obligation. In contrast, for certain of our roofing installation projects, we account for our revenue using the input method, as that method was the best measure of performance as it considers costs incurred in relation to total expected project costs, which essentially represents the transfer of control for roofing systems to the customer. In general, for our construction contracts, we record contract revenues and related costs as our contracts progress on an over-time model.

We have elected to apply the practical expedient to recognize revenue net of allowances for returns and any taxes collected from customers, which are subsequently remitted to governmental authorities. Payment terms and conditions vary by contract type, although our customers’ payment terms generally include a requirement to pay within 30 to 60 days of fulfilling our performance obligations. In instances where the timing of revenue recognition differs from the timing of invoicing, we have determined that our contracts generally do not include a significant financing component. We have elected to apply the practical expedient to treat all shipping and handling costs as fulfillment costs, as a significant portion of these costs are incurred prior to control transfer.

Significant Judgments

Our contracts with customers may include promises to transfer multiple products and/or services to a customer. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. For example, judgment is required to determine whether products sold in connection with the sale of installation services are considered distinct and accounted for separately, or not distinct and accounted for together with installation services and recognized over time.

RPM International Inc. and Subsidiaries     65

We provide customer rebate programs and incentive offerings, including special pricing and co-operative advertising arrangements, promotions and other volume-based incentives. These customer programs and incentives are considered variable consideration. We include in revenue variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the variable consideration is resolved. In general, this determination is made based upon known customer program and incentive offerings at the time of sale, and expected sales volume forecasts as it relates to our volume-based incentives. This determination is updated each reporting period. Certain of our contracts include contingent consideration that is receivable only upon the final inspection and acceptance of a project. We include estimates of such variable consideration in our transaction price. Based on historical experience, we consider the probability-based expected value method appropriate to estimate the amount of such variable consideration.

Our products are generally sold with a right of return and we may provide other credits or incentives, which are accounted for as variable consideration when estimating the amount of revenue to recognize. Returns and credits are estimated at contract inception and updated at the end of each reporting period as additional information becomes available. We record a right of return liability to accrue for expected customer returns. Historical actual returns are used to estimate future returns as a percentage of current sales. Obligations for returns and refunds were not material individually or in the aggregate.

We offer assurance type warranties on our products as well as separately sold warranty contracts. Revenue related to warranty contracts that are sold separately is recognized over the life of the warranty term. Warranty liabilities for our assurance type warranties are discussed further in Note P, “Contingencies and Other Accrued Losses.”

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing customers. Our contract assets are recorded for products and services that have been provided to our customer but have not yet been billed, and are included in prepaid expenses and other current assets in our consolidated balance sheets. Our short-term contract liabilities consist of advance payments, or deferred revenue, and are included in other accrued liabilities in our consolidated balance sheets.

Accounts receivable, net of allowances, and net contract assets (liabilities) consisted of the following:

Year Ended May 31,	2019	2018	$	Change	% Change
(In thousands, except percents)
Accounts receivable, less allowance	$1,232,350	$1,113,818		$118,532	10.6%

Contract assets	$21,628	$18,212		$3,416	18.8%
Contract liabilities - short-term	(25,896)	(23,335)		(2,561)	11.0%
Net Contract Liabilities	$(4,268)	$(5,123)		$855	-16.7%

The allowance for doubtful accounts reflects our best estimate of probable losses inherent in the accounts receivable balance. We determine the allowance based on known troubled accounts, historical experience and other currently available evidence. The $0.9 million change in our net contract liabilities from May 31, 2018 to May 31, 2019 resulted primarily from the timing and volume of construction jobs in progress during fiscal 2019 versus last year, in part due to weather delays in our roofing services business during the fourth quarter of fiscal 2019, as well as the timing of revenue recognition under the new standard. We also record long-term deferred revenue, which amounted to $66.5 million and $64.1 million as of May 31, 2019 and 2018, respectively. The long-term portion of deferred revenue is related to assurance type warranty contracts and is included in other long-term liabilities in our consolidated balance sheets.

We have elected to adopt the practical expedient to not disclose the aggregate amount of transaction price allocated to performance obligations that are unsatisfied as of the end of the reporting period for performance obligations that are part of a contract with an original expected duration of one year or less.

We recognize an asset for the incremental costs of obtaining a contract with a customer if we expect the benefit of those costs to be longer than one year. As our contract terms are primarily one year or less in duration, we have elected to apply a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. These costs include our internal sales force compensation program and certain incentive programs as we have determined annual compensation is commensurate with annual sales activities.

NOTE R — SEGMENT INFORMATION

During the first quarter of fiscal 2019, we made the determination to streamline certain businesses and management structures within our industrial reportable segment. As a result, our former tremco illbruck Group, Tremco Group and several components from our Performance Coatings Group, including our Euclid and Flowcrete businesses, were combined to form a new Construction Products Group. There were no changes in the composition of any of our reportable segments and, therefore, previously reported business segment information remains unchanged.

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

66    RPM International Inc. and Subsidiaries

We evaluate the profit performance of our segments primarily based on income before income taxes, but also look to earnings (loss) before interest and taxes (“EBIT”) as a performance evaluation measure because interest expense is essentially related to acquisitions, as opposed to segment operations.

Our industrial reportable segment products are sold throughout North America and also account for the majority of our international sales. Our industrial product lines are sold directly to contractors, distributors and end-users, such as industrial manufacturing facilities, public institutions and other commercial customers. The industrial reportable segment comprises two separate operating segments – Construction Products Group and Performance Coatings Group. Products and services within this reportable segment include construction chemicals, roofing systems, weatherproofing and other sealants, and polymer flooring.

Our consumer reportable segment manufactures and markets professional use and do-it-yourself (“DIY”) products for a variety of mainly consumer applications, including home improvement and personal leisure activities. Our consumer segment’s major manufacturing and distribution operations are located primarily in North America, along with a few locations in Europe and other parts of the world. Products are primarily sold directly to mass merchandisers, home improvement centers, hardware stores, paint stores, craft shops, cosmetic companies and through distributors. This reportable segment comprises three operating segments: Rust-Oleum Group, DAP Group and SPG-Consumer Group. Products within this reportable segment include specialty, hobby and professional paints; nail enamels; caulks; adhesives; silicone sealants; cleaners; floor sealers and wood stains. Sales to The Home Depot, Inc. represented less than 10% of our consolidated net sales for fiscal 2019, 2018 and 2017, 29% of our consumer segment net sales for the fiscal year ended May 31, 2019 and 28% for each of the fiscal years ended May 31, 2018 and 2017.

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

Effective June 1, 2019, we realigned certain businesses and management structure to recognize how we allocate resources and analyze the operating performance of our operating segments. This realignment did not change our reportable segments at May 31, 2019. Rather, our periodic filings, beginning with our first quarter ending August 31, 2019, will include historical segment results reclassified to reflect the effect of this realignment. See Note A(20) of Notes to Consolidated Financial Statements.

RPM International Inc. and Subsidiaries     67

The following tables reflect the results of our reportable segments consistent with our management philosophy, and represent the information we utilize, in conjunction with various strategic, operational and other financial performance criteria, in evaluating the performance of our portfolio of businesses.

Year Ended May 31,	2019	2018	2017
(In thousands)
Net Sales
Industrial	$2,889,822	$2,814,755	$2,564,202
Consumer	1,887,767	1,754,339	1,680,384
Specialty	786,962	752,549	713,589
Total	$5,564,551	$5,321,643	$4,958,175
Income (Loss) Before Income Taxes
Industrial	$243,234	$270,792	$243,335
Consumer	215,002	171,874	58,726
Specialty	101,441	123,307	107,904
Corporate/Other	(219,832)	(148,925)	(165,632)
Total	$339,845	$417,048	$244,333
Identifiable Assets
Industrial	$2,322,511	$2,422,799	$2,382,784
Consumer	1,984,332	1,859,381	1,821,190
Specialty	860,125	740,952	759,822
Corporate/Other	274,387	248,690	126,653
Total	$5,441,355	$5,271,822	$5,090,449
Capital Expenditures
Industrial	$54,514	$60,145	$65,083
Consumer	54,444	38,921	45,690
Specialty	26,364	14,958	14,104
Corporate/Other	1,435	595	1,232
Total	$136,757	$114,619	$126,109
Depreciation and Amortization
Industrial	$62,435	$57,267	$51,529
Consumer	41,882	38,037	33,374
Specialty	32,379	27,457	26,453
Corporate/Other	5,046	5,738	5,417
Total	$141,742	$128,499	$116,773

68    RPM International Inc. and Subsidiaries

Year Ended May 31, 2019	Industrial Segment	Consumer Segment	Specialty Segment	Consolidated
(In thousands)
Net Sales (based on shipping location) (a)
United States	$1,570,891	$1,487,205	$618,408	$3,676,504
Foreign
Canada	229,386	117,305	43,508	390,199
Europe	717,659	218,021	93,344	1,029,024
Latin America	189,627	28,020	1,397	219,044
Asia Pacific	118,393	29,170	30,305	177,868
Other Foreign	63,866	8,046		71,912
Total Foreign	1,318,931	400,562	168,554	1,888,047
Total	$2,889,822	$1,887,767	$786,962	$5,564,551

Year Ended May 31, 2018	Industrial Segment	Consumer Segment	Specialty Segment	Consolidated
(In thousands)
Net Sales (based on shipping location) (a)
United States	$1,480,189	$1,351,065	$600,780	$3,432,034
Foreign
Canada	236,594	106,460	22,295	365,349
Europe	715,754	228,046	96,618	1,040,418
Latin America	197,859	27,834	1,514	227,207
Asia Pacific	112,712	32,493	31,342	176,547
Other Foreign	71,647	8,441		80,088
Total Foreign	1,334,566	403,274	151,769	1,889,609
Total	$2,814,755	$1,754,339	$752,549	$5,321,643

Year Ended May 31, 2017	Industrial Segment	Consumer Segment	Specialty Segment	Consolidated
(In thousands)
Net Sales (based on shipping location) (a)
United States	$1,357,945	$1,355,262	$556,193	$3,269,400
Foreign
Canada	216,218	86,773	18,705	321,696
Europe	625,399	174,304	109,096	908,799
Latin America	195,502	23,407	1,427	220,336
Asia Pacific	100,389	33,528	28,168	162,085
Other Foreign	68,749	7,110		75,859
Total Foreign	1,206,257	325,122	157,396	1,688,775
Total	$2,564,202	$1,680,384	$713,589	$4,958,175

Year Ended May 31,		2019	2018	2017
(In thousands)
Long-Lived Assets (b)
United States		$1,859,628	$1,807,046	$1,738,180
Foreign
Canada		242,582	139,259	137,211
Europe		343,501	361,317	349,979
United Kingdom		217,414	230,071	199,415
Other Foreign		225,230	241,301	248,435
Total Foreign		1,028,727	971,948	935,040
Total		$2,888,355	$2,778,994	$2,673,220
(a)	It is not practicable to obtain the information needed to disclose revenues attributable to each of our product lines.

(b)	Long-lived assets include all non-current assets, excluding non-current deferred income taxes.

RPM International Inc. and Subsidiaries     69

NOTE S — QUARTERLY INFORMATION (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended May 31, 2019 and 2018:

	For Quarter Ended
(In thousands, except per share amounts)	August 31	November 30	February 28	May 31
2019
Net Sales	$1,459,989	$1,362,531	$1,140,630	$1,601,401
Gross Profit	$594,042	$537,969	$446,140	$683,756
Net Income Attributable to RPM International Inc. Stockholders (a)	$69,764	$49,224	$14,190	$133,380
Basic Earnings Per Share	$0.52	$0.37	$0.11	$1.03
Diluted Earnings Per Share	$0.52	$0.37	$0.11	$1.02
Dividends Per Share	$0.320	$0.350	$0.350	$0.350

(In thousands, except per share amounts)	August 31	November 30	February 28	May 31 (b)
2018
Net Sales	$1,345,394	$1,315,416	$1,102,677	$1,558,156
Gross Profit	$572,008	$551,015	$439,493	$618,696
Net Income Attributable to RPM International Inc. Stockholders	$116,416	$95,463	$40,227	$85,664
Basic Earnings Per Share	$0.87	$0.72	$0.30	$0.65
Diluted Earnings Per Share	$0.86	$0.70	$0.30	$0.63
Dividends Per Share	$0.300	$0.320	$0.320	$0.320

(a)

Reflects inventory-related charges of $10.5 million in our consumer reportable segment resulting from more proactive management of inventory and $10.0 million in inventory reductions related to restructuring activities in our industrial reportable segment. Reflects restructuring charges totaling $42.3 million that were incurred throughout fiscal 2019, as further described in Note B, “Restructuring.”

(b)

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

70    RPM International Inc. and Subsidiaries

Quarterly Stock Price and Dividend Information

Shares of our common stock are traded on the New York Stock Exchange under the symbol RPM. The high and low sales prices for the shares of common stock, and the cash dividends paid on the common stock, for each quarter of the two most recent fiscal years are set forth in the table below.

Range of Sales Prices and Dividends Paid

Fiscal 2019	High	Low	Dividends paid per share	Fiscal 2018	High	Low	Dividends paid per share
First Quarter	$68.13	$49.02	0.32	First Quarter	$56.48	$47.87	0.30
Second Quarter	$68.11	$57.52	0.35	Second Quarter	$55.66	$48.52	0.32
Third Quarter	$67.00	$51.95	0.35	Third Quarter	$54.73	$46.80	0.32
Fourth Quarter	$64.13	$53.40	0.35	Fourth Quarter	$52.65	$46.36	0.32

Source: New York Stock Exchange

Cash dividends are payable quarterly, upon authorization of the Board of Directors. Regular payment dates are approximately the last day of July, October, January and April.

The number of holders of record of our common stock as of June 1, 2019 was approximately 20,245, in addition to 119,186 beneficial holders.

RPM International Inc. and Subsidiaries     71

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

Management assessed the effectiveness of RPM’s internal control over financial reporting as of May 31, 2019. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013 Framework). Based on this assessment, management concluded that, as of May 31, 2019, RPM’s internal control over financial reporting is effective.

The independent registered public accounting firm Deloitte & Touche LLP, has also audited the Company’s internal control over financial reporting as of May 31, 2019 and their report thereon is included on page 74 of this report.

Frank C. Sullivan Chairman and Chief Executive Officer	Russell L. Gordon Vice President and Chief Financial Officer

July 24, 2019

72    RPM International Inc. and Subsidiaries

Reports of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF RPM INTERNATIONAL INC.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of RPM International Inc. and subsidiaries (the “Company”) as of May 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, cash flows and stockholders’ equity for each of the three years in the period ended May 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended May 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of May 31, 2019, based on criteria established in Internal Control— Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 24, 2019, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Cleveland, Ohio

July 24, 2019

We have served as the Company’s auditor since 2016.

RPM International Inc. and Subsidiaries     73

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF RPM INTERNATIONAL INC.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of RPM International Inc. and subsidiaries (the “Company”) as of May 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of May 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended May 31, 2019, of the Company and our report dated July 24, 2019, expressed an unqualified opinion on those financial statements.

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

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Cleveland, Ohio

July 24, 2019

74    RPM International Inc. and Subsidiaries

Stockholder Information

World Headquarters

RPM International Inc.

2628 Pearl Road

P.O. Box 777

Medina, OH 44258

Telephone:	330-273-5090 or 800-776-4488
Fax:	330-225-8743
Website:	www.rpminc.com
E-mail:	info@rpminc.com

Annual Meeting

RPM stockholders are invited to attend RPM’s Annual Meeting, which will be held at 2:00 p.m. EDT on Thursday, October 3, 2019 at the Crowne Plaza Cleveland Airport Hotel, 7230 Engle Road, Middleburg Heights, Ohio. Directions can be found on the RPM website.

Form 10-K and Other Financial Information

Investors may obtain, at no charge, a copy of the RPM Annual Report to the Securities and Exchange Commission on Form 10-K, a corporate video and other investor information by contacting Kathie M. Rogers, RPM’s Manager of Investor Relations, at 800-776-4488.

Form 10-K, other public financial reports and news releases may also be obtained electronically through the website at www.rpminc.com.

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

Institutional Investor and Security Analyst Inquiries

Security analysts and investment professionals with questions regarding RPM should contact Russell L. Gordon, Vice President and Chief Financial Officer, at 330-273-5090 or rgordon@rpminc.com.

Dividend Payments

Common stock cash dividends are payable quarterly, upon authorization of the Board of Directors. Regular payment dates are typically the 31st of July, October and January and the 30th of April. RPM has increased the cash dividend payments to its stockholders for 45 consecutive years.

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

Direct Stock Purchase and Dividend Reinvestment Plan

RPM offers a direct stock purchase and dividend reinvestment plan administered by EQ. The plan allows new investors to purchase RPM common stock directly, and existing stockholders to increase their holdings. There is no commission cost for shares purchased. The minimum initial investment is $200. Additional cash investments must be at least $25 and not more than $5,000 per month. For more details on the plan or questions concerning existing Dividend Reinvestment accounts, please contact EQ Shareholder Services (see above).

Independent Registered Public Accounting Firm

Deloitte & Touche LLP, Cleveland, Ohio

Counsel

Calfee, Halter & Griswold LLP, Cleveland, Ohio

The RPM App

For up-to-date investment information on RPM, download the RPM app for Apple and Android devices. Scan this QR code or visit your app market.

RPM International Inc. and Subsidiaries     75